Form 20-F
period 2001-03-31
GLOBAL TECH APPLIANCES INC
filed 2001-10-01
CIK 1057708

================================================================================
                                                     Commission File No. 1-14812

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                          ___________________________

                                   FORM 20-F
                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2001

                          ___________________________

                          GLOBAL-TECH APPLIANCES INC.
   (Exact Name of Registrant as Specified in its charter and Translation of
                        Registrant's Name into English)

                            British Virgin Islands
                (Jurisdiction of incorporation or organization)

Kin Teck Industrial Building, 12/F, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong
                   (Address of principal executive offices)

                          ___________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                             Title of each class:
                   Common Shares, $0.01 par value per share

                  Name of each exchange on which registered:
                          The New York Stock Exchange

                          ___________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                Not Applicable

                          ___________________________

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                 Not Applicable

                           ___________________________

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

              12,137,353 Common Shares, par value $0.01 per share

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes     [X]     No      [_]

            Indicate by check mark which financial statement item the registrant has elected to follow.

                               Item 17 [_]     Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                                                                                              Page
Item 1.    Identity of Directors, Senior Management and Advisers..................................................1
           A.    Directors and senior management..................................................................1
           B.    Advisers.........................................................................................1
           C.    Auditors.........................................................................................1
Item 2.    Offer Statistics and Expected Timetable................................................................1
           A.    Offer statistics.................................................................................1
           B.    Method and expected timetable....................................................................2
Item 3.    Key Information........................................................................................2
           A.    Selected financial data..........................................................................2
           B.    Capitalization and indebtedness..................................................................3
           C.    Reasons for the offer and use of proceeds........................................................3
           D.    Risk factors.....................................................................................3
Item 4.    Information on the Company.............................................................................8
           A.    History and development of the company...........................................................8
           B.    Business overview................................................................................9
           C.    Organizational structure........................................................................19
           D.    Property, plants and equipment..................................................................20
Item 5.    Operating and Financial Review and Prospects..........................................................21
           A.    Operating results...............................................................................21
           B.    Liquidity and capital resources.................................................................25
           C.    Research and development, patents and licenses, etc.............................................27
           D.    Trend information...............................................................................27
Item 6.    Directors, Senior Management and Employees............................................................28
           A.    Directors and senior management.................................................................28
           B.    Compensation....................................................................................29
           C.    Board practices.................................................................................29
           D.    Employees.......................................................................................30
           E.    Share ownership.................................................................................31
Item 7.    Majority Shareholders and Related Party Transactions..................................................33
           A.    Major shareholders..............................................................................33
           B.    Related party transactions......................................................................34
           C.    Interests of experts and counsel................................................................34
Item 8.    Financial Information.................................................................................35
           A.    Consolidated statements and other financial information.........................................35
           B.    Significant changes.............................................................................36
Item 9.    The Offer and Listing.................................................................................37
           A.    Offer and listing details.......................................................................37
           B.    Plan of distribution............................................................................38
           C.    Markets.........................................................................................38
           D.    Selling shareholders............................................................................38
           E.    Dilution........................................................................................38
           F.    Expenses of the issue...........................................................................38
Item 10.   Additional Information................................................................................38
           A.    Share capital...................................................................................38
           B.    Memorandum and articles of association..........................................................38
           C.    Material contracts..............................................................................42
           D.    Exchange controls...............................................................................42
           E.    Taxation........................................................................................42
           F.    Dividends and paying agents.....................................................................45
           G.    Statement by experts............................................................................45
           H.    Documents on display............................................................................45
           I.    Subsidiary information..........................................................................46

Item 11.   Quantitative and Qualitative Disclosures About Market Risk............................................46
Item 12.   Description of Securities Other than Equity Securities................................................46
           A.    Debt securities.................................................................................46
           B.    Warrants and rights.............................................................................46
Item 13.   Defaults, Dividend Arrearages and Delinquencies.......................................................46
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds..........................46
Item 15.   [Reserved]............................................................................................47
Item 16.   [Reserved]............................................................................................47
Item 17.   Financial Statements..................................................................................47
Item 18.   Financial Statements..................................................................................47
Item 19.   Exhibits..............................................................................................47

           Index to Consolidated Financial Statements...........................................................F-1
           Exhibit Index........................................................................................E-1

            The terms "Global-Tech," "we," "us" and "our" as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Appliances Inc., a British Virgin Islands corporation, and its consolidated subsidiaries as a combined entity, except where the context requires otherwise. The terms "China" and "Hong Kong" as used in this annual report refer to the People's Republic of China and the Hong Kong Special Administrative Region of China, respectively.

            Unless otherwise indicated, all information in this annual report gives effect to the stock split of our common shares, par value $0.01 per share, described in Note 15 of Notes to Consolidated Financial Statements. References throughout this annual report to a fiscal year refer to the our fiscal year ended on March 31 of that year. "Fiscal 2001," for example, refers to the fiscal year ended March 31, 2001.

            Our financial statements are prepared in U.S. dollars (see Note 3(e) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to "dollars" or "$" in this annual report are to U.S. dollars. All references to "HK$" are to Hong Kong dollars.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

            This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as "expect," "anticipate," "project," "believe," "plan," "intend," "estimate," "future" and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Out actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, those discussed in "Item 3.D--Risk Factors" and elsewhere in this annual report.

            You should rely only on the information contained in this annual report when making a decision about whether to invest in our common shares. The information contained in this annual report is accurate only as of the date of this annual report.

                                    PART I

Item 1.     Identity of Directors, Senior Management and Advisers.

A.          Directors and senior management.

            Not applicable.

B.          Advisers.

            Not applicable.

C.          Auditors.

            Not applicable.

Item 2.     Offer Statistics and Expected Timetable.

A.          Offer statistics.

            Not applicable.

B.          Method and expected timetable.

            Not applicable.

Item 3.     Key Information.

A.          Selected financial data.

            The selected consolidated income statement data for the fiscal years ended March 31, 1999, 2000 and 2001 and the selected consolidated balance sheet data as of March 31, 2000 and March 31, 2001 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The consolidated financial statements have been audited by Arthur Andersen & Co., independent public accountants, whose report thereon is also included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended March 31, 1997 and 1998 and the selected consolidated balance sheet data as of March 31, 1997, March 31, 1998 and March 31, 1999 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with "Item 5--Operating and Financial Review and Prospects," the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.


                                                                                Fiscal Year Ended March 31,
                                                            -------------------------------------------------------------------
                                                              1997           1998            1999          2000         2001
                                                            ---------     ----------      ----------     --------     ---------
                                                                    (In thousands, except for share and per share data)
Statement of income data:
Net sales...............................................    $  62,699     $  118,336      $   84,070     $ 92,357     $ 108,379
Cost of goods sold......................................       46,031         86,521          63,033       70,647        85,563
                                                            ---------     -----------     ----------     --------     ---------
Gross profit............................................       16,668         31,815          21,037       21,710        22,816
   Selling, general and administrative expenses.........       10,378(1)      15,476(1)       15,650       15,948(1)     15,927
Legal and professional fees on potential acquisitions...           --             --              --          500            --
                                                            ---------     ----------      ----------     --------     ---------
Write-off of inventory and tooling......................           --             --              --           --         4,992
Loss on cessation of a product line.....................           --             --              --           --         2,523
Operating income (loss).................................        6,290         16,339           5,387        5,262          (626)
Interest expense........................................          867          1,398             805          217           269
Other income, net.......................................           94            220           3,735        3,912         4,178
                                                            ---------     ----------      ----------     --------     ---------
Income before income taxes..............................        5,517         15,161           8,317        8,957         3,283
Income taxes (credit) expense...........................          406          1,453             420          225           513
                                                            ---------     ----------      ----------     --------     ---------
Net income..............................................    $   5,111(1)  $   13,708(1)   $    7,897     $  8,732(1)  $   2,770
                                                            =========     ==========      ==========     ========     =========
Net income per share....................................    $    0.64     $     1.71      $     0.65     $   0.72     $    0.23
                                                            =========     ==========      ==========     ========     =========
Dividend declared and paid per share....................           --             --              --           --     $    1.35
                                                            =========     ==========      ==========     ========     =========
Weighted average number of shares outstanding...........        8,000          8,000          12,235       12,109        12,135
                                                            =========     ==========      ==========     ========     =========


(1) Includes provisions of $782,000, $511,000 and $233,000 against advances to a former minority shareholder of a subsidiary and his affiliates in fiscal 1997, fiscal 1998 and fiscal 2000, respectively.

                                                                                       At March 31,
                                                          ------------------------------------------------------------------------
                                                            1997           1998           1999              2000            2001
                                                          --------       -------         --------          --------       --------
                                                                                      (In thousands)
Balance sheet data:
Working capital.........................                  $ (1,442)      $  (984)        $ 80,554          $ 87,213       $ 71,076
Total assets............................                    44,400         60,268         132,371           139,717        132,048
Net assets..............................                    32,019         45,774         128,713           137,245        130,002
Total debt..............................                    12,381         14,494           3,658             2,472          2,046
Shareholders' equity....................                    16,493         29,980         113,963           122,906        109,059

B.          Capitalization and indebtedness.

            Not applicable.

C.          Reasons for the offer and use of proceeds.

            Not applicable.

D.          Risk factors.

            Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and approximately 95% of our net book value of our total fixed assets are located there. We sell products to companies based principally in North America, Europe and Asia. Consequently, our international operations and sales may be subject to the following risks, among others:

            . political and economic risks, including political instability, currency controls and exchange rate fluctuations;

            .   changes in import/export regulations;

            .   changes in the rate of inflation; and

            .   changes in tariff and freight rates.

In particular, changes in tariff structures or other trade policies could adversely affect our customers or suppliers or decrease our competitors' costs of production.

            Government regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Any of the following could result from policy changes by the Chinese government and could have a material adverse effect on our business, results of operations and financial condition:

            . legal or regulatory changes, or changes in interpretation of current laws or regulations;

            .   confiscatory or increased taxation;

            . restrictions on currency conversion, imports and sources of supply;

            .   import duties;

            .   currency devaluations; or

            .   expropriation of private enterprise.

Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice.

            Restrictions on imports. The Chinese government regulates importing certain raw materials into the country that are used by us in our manufacturing process. It also taxes the importation of certain capital equipment. The approval of imports by the government is based to some extent on the lack of qualified domestically-produced products and strategic plans for the development of local Chinese industry. There can be no assurance that the Chinese government's policies will continue to allow the raw materials required by us to be imported into China or will not impose import fees which will increase the cost of raw materials or capital equipment. The imposition of such fees could have a material adverse effect on our business, results of operations and financial condition, including plans for the expansion of the Dongguan factory.

            Loss of normal trade relations status. In October 2000, U.S. President Clinton signed legislation that will extend to China when it enters the World Trade Organization, or WTO, full WTO member treatment in the form of permanent "Normal Trade Relations," or NTR, treatment of Chinese imports. With that, the requirement of annual renewal of standard U.S. import duties on Chinese products under the Trade Act of 1974 will cease. Pending China's entry into the WTO, U.S. President Bush said in May 2001 that he would notify the U.S. Congress of his decision to support China's NTR status for another year. There can be no assurance, however, that China will be granted NTR status on a permanent basis or that, despite continuing presidential support of China's NTR status, the U.S. Congress will not deny or revoke NTR status for any reason in the future or impose tariffs or trade restrictions upon China. There can also be no assurance that China will in fact enter into the WTO. Revocation or conditional approval by the United States of China's NTR status, the imposition of tariffs or trade restrictions upon China or China's inability to enter into the WTO would have a material adverse effect on our business, results of operations and financial condition.

            Increase in effective tax rates. The location of our business operations results in an overall effective tax rate that may be less than that of U.S. corporations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, China and the United States. Our executive and administrative offices are located in Hong Kong, our manufacturing facilities are located in China and we sell our products to customers located primarily in the United States and Europe. Changes in tax laws could have a material adverse effect on our results of operations. In addition, the exemption of our subsidiary in China from income taxes in China will expire two years after the subsidiary records profits to the extent the profits are not offset by losses in a prior year, which event has not yet occurred. Losses from operations in China in any year can only be used to offset future income from operations in China for a period of five years.

            A significant portion of our sales are made to U.S. customers. Any of our income that is deemed to be effectively connected with a trade or business in the United States would be subject to U.S. federal income and branch profits taxes at an aggregate rate of up to 55%. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the United States. There can be no assurance, however, that U.S. taxes will not be imposed on an additional portion of our income. The imposition of U.S. income taxes could have a material adverse effect on our results of operations.

            Dependence on major customers. Sales to seven major customers accounted for 50.0%, 51.7% and 73.2% of our net sales during fiscal 1999, 2000 and 2001, respectively. The significant increase in the percentage of net sales to our major customers in fiscal 2001 is attributed to increased sales of floor care products to Royal Appliance Mfg. Co. Sales to Royal Appliance accounted for approximately 23% of our net sales in fiscal 2001. Although the relative percentage of net sales to each of our major customers changes each year, we expect that in the foreseeable future we will be dependent on between four and six major customers during each fiscal year. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made by purchase orders received by us from time to time. Therefore there can be no assurance of the level of sales to any of these major customers in the future. The loss of any one of these major customers could have a material adverse effect on our business, results of operations and financial condition. See "Item 4.A--History and Development of the Company--Recent Developments" for information related to Moulinex S.A., a major customer of ours.

            Consolidation in the appliance industry. The demand by mass merchants of small household appliances to purchase from suppliers that offer a diversity of products has resulted in a continued consolidation in this industry. Consolidation in the small household appliance industry could reduce the number of customers for our products, which in turn could result in reduced profitability.

            Increases in cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and we are subject to price increases in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of natural gas and crude oil prices, and the relative capacity and supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we generally maintain a 90-day supply. In the past, we have had limited ability to increase product pricing in response to plastic resin price increases. There can be no assurance that we will be able to purchase necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins could have a material adverse effect on our business, results of operations and financial condition.

            New products and rapid technological change. The technology incorporated in many of our products, particularly kitchen appliances, is characterized by rapid change. In addition, the emergence of new technologies can rapidly render existing products obsolete or unmarketable. Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products that gain market acceptance will be a critical factor in our ability to grow and remain competitive. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage the transitions from one product release to the next, or that our future products will achieve market acceptance. The failure to realize such goals could have a material adverse effect on our business, results of operations and financial condition.

            Proprietary technology; patent protection. We hold a number of patents registered in various jurisdictions, including the United States, the United Kingdom, Germany and France, and hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that the we regard as proprietary.

            Indemnification liability for patent infringement. In contracts relating to our original design manufacturing, or ODM, products, we typically have agreed to indemnify customers for all liabilities, costs, expenses or damages payable by our customers based upon a claim of patent infringement by an ODM product manufactured by us, whether such amount is awarded by a court or agreed to in settlement negotiations. Along with a customer, we are currently defending a patent infringement claim relating to our deep fryers, a product line which represented 7.1%, 9.2% and 2.0% of our net sales in fiscal 1999, 2000 and 2001, respectively. No assurance can be given that this current infringement claim will be resolved in favor of us or the customer or that other parties will not assert infringement claims against us in the future. The cost of any such indemnity or of responding to any such assertion could be significant, regardless of whether the assertion is valid. An adverse decision against us with respect to any significant patent infringement case or indemnity liability could have a material adverse effect on our business, results of operations and financial condition since we would not only be required to pay damages but we also would be restricted from pursuing further sales of the product.

            Product liability. We may be subject to substantial product liability costs if claims arise out of problems associated with our products. We provide a warranty for limited manufacturing defects to certain of our customers. We do not provide warranties, however, that extend to the ultimate consumers of the product. Nevertheless, there can be no assurance that we will not be subject to a suit by a consumer who uses one of our products should the product cause injury to any person or not perform properly. We maintain product liability insurance in an amount that we believe is sufficient. There can be no assurance, however, that the coverage limits of our insurance will be adequate or that all such claims will be covered by insurance. In addition, these policies must be renewed annually. To date, we have not been subject to any material product liability claim. While we have been able to obtain liability insurance in the past, such insurance varies in cost and may not be available in the future on terms acceptable to us, if at all. The failure to maintain insurance coverage, or a successful claim against us not covered by or in excess of the insurance coverage, could have a material adverse effect on our business, results of operations and financial condition. In addition, product liability claims, regardless of their merit or eventual outcome, may have a material adverse effect on our reputation.

            Product safety; delays in regulatory approval. Our products include several electric components which may cause fires if not properly handled. Although our products have experienced no significant safety problems in the past and we believe that our products do not present safety risks, there can be no assurance that safety problems will not occur in the future. Prior to the commercial introduction of our products into the general market, we obtained approval of our products by one or more of the organizations engaged in testing product safety. Such approvals require significant time and resources of our technical staff and could delay the introduction of our products. Our inability to obtain regulatory approval within the projected timeframe for commercial introduction of our products or other product introduction delays could have a material adverse effect on our business, results of operations and financial condition.

            Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in the Guangdong province of China in the County of Dongguan. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance aggregating approximately $74.6 million covering our inventory, furniture, equipment, machinery and buildings and business interruption insurance in the aggregate of approximately $60.0 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

            Impact of environmental regulations. We are subject to Chinese laws which regulate environmental quality, the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. Although compliance with environmental regulations has not had a material adverse effect on us in the past, the failure in the future to comply with these laws or to pass such an inspection could have a material adverse effect on our business, results of operations and financial condition.

            Dependence on distributions from operating subsidiaries. We have no direct business operations, other than our ownership of our subsidiaries. Should we decide to pay dividends, as a holding company, our ability to pay dividends and meet other obligations would depend upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. As we do not engage in hedging or other similar transactions, extraordinary currency fluctuations could have a material adverse effect on our business, results of operations and financial condition.

            Competition. We believe that the markets for our products are mature and highly competitive and that competition is based upon several factors, including price, product features and enhancements and timing of new product introductions. We compete with established companies, a number of which have substantially greater technical, financial and marketing resources than us. Competition is based on unit price, product quality and availability and promptness of service, as well as product variety, uniqueness of product features, combination of features offered and brand name identification. There can be no assurance that we will be able to compete successfully against current and future sources of competition or that the competitive pressures faced by us will not have a material adverse effect on our business, results of operations and financial condition.

            Dependence on key personnel. We depend to a large extent on the abilities and continued participation of our management personnel, and principally on Kwong Ho Sham, our Chairman of the Board, and John C.K. Sham, our President and Chief Executive Officer, who directs our day-to-day manufacturing and marketing operations from executive offices in Hong Kong. We have employment agreements with Kwong Ho Sham and John Sham. We maintain a key man life policy of $1 million for John Sham. There can be no assurance that proceeds of such insurance would be sufficient to compensate us for his loss. The loss of John Sham or others among our key personnel would have a material adverse effect on our business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found.

            Seasonality; fluctuations in quarterly results. Our business is seasonal, with a large portion of our sales and earnings generated in the second and third quarters of each fiscal year (June through December). These fluctuations are based on customers' increased stocking of our products in anticipation of heavy demand during the Christmas holiday season. In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and may be affected in the future by the timing of any acquisition completed by us. We believe that quarterly comparisons of the results of our operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance.

            Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company, beneficially owns approximately 62.3% of our outstanding common shares. The share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 20% by John Sham and 15% by each of Shun Chi Hui and Wai Chun Hui, each of whom are our directors. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 43% by John Sham and approximately 11% by each of Shun Chi Hui and Wai Chun Hui. As a result, Wing Shing Holdings and its shareholders are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

            Service and enforcement of legal process. We are organized under the laws of the British Virgin Islands. The majority of our directors and executive officers reside outside the United States, and most of our assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process on these persons within the United States or to enforce against these persons judgments obtained in U.S. courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States.

            In particular, judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and that there is doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

            British Virgin Islands company. Our corporate affairs are governed by our memorandum and articles of association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our principal shareholders than shareholders would have as shareholders of a corporation incorporated in another jurisdiction.

            Director actions without shareholder approval. Under our memorandum and articles of association and the laws of British Virgin Islands, our memorandum and articles of association may be amended by our board of directors without shareholder approval. This includes amendments

            .   increasing or reducing our authorized capital stock;

            . authorizing the issuance of different classes of stock, including preference shares; and

            .   increasing or reducing the par value of our shares.

            Our ability to amend our memorandum and articles of association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of us without any further action by the shareholders including, but not limited to, a tender offer to purchase our common shares at a premium over then current market prices.

Item 4.     Information on the Company.

A.          History and development of the company.

            Our legal name is Global-Tech Appliances Inc., and we were organized as an international business company under the laws of the British Virgin Islands on May 2, 1991 and went public on April 7, 1998. The address of our registered office in the British Virgin Islands is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands, and the telephone number at that address is (284) 494-5296.

            The address of our principal place of business, and the location of our executive and administrative offices, is Kin Teck Industrial Building, 12/F, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong, and the telephone telephone number at that address is (852) 2814-0601. Our e-mail address is welcome@pentalpha.com.hk. Our website is located at www.businesswire.com/cnn/gai.shtml.

Recent Developments

            On May 31, 2001, we entered into an agreement to acquire 76.8% of the outstanding shares of Global Lite Array (BVI) Limited. The company was formerly known as Lite Array Inc. Global Lite Array is a California-based company involved extensively in the research, development and pre-production of inorganic and organic solid state flat-panel displays. Global Lite Array also operates joint venture manufacturing plant in Jiangmen, China. The transaction closed on June 28, 2001. Total consideration for our investment in Global Lite Array was approximately $9.8 million.

            On September 7, 2001, one of our customers, Moulinex S.A., announced that it was seeking protection from its creditors with the Naterre Commercial Court in France. The court has placed Moulinex under compulsory administration for a six-month observation period. At the time of Moulinex's announcement, we had outstanding receivables due from Moulinex of approximately $500,000 that may not be collectible and inventories of approximately $2.4 million covered by purchase orders specifically dedicated to this customer.

            While Moulinex represented approximately 14% of our net sales in fiscal 2001, we had anticipated a decrease in net sales in the second and third quarters of fiscal 2002 as a result in softness in the global economy, particularly in Europe, which is expected to lessen the impact of any loss or decrease in sales to Moulinex. Since the future actions of Moulinex or the Naterre Commercial Court are unclear, the potential impact on us is not assessable at this time. Such actions, however, are not expected to have a material effect on our net assets.

Capital Expenditures

            Our aggregate capital expenditures during fiscal 1999, 2000 and 2001 were $9.9 million, $5.9 million and $7.2 million, respectively. Capital expenditures are financed primarily from cash flows from operations.

            Our outstanding capital commitments of approximately $2.3 million as of March 31, 2001 was directed towards the expansion of the Dongguan, China facility and the purchase of machinery and equipment. We have expanded the Dongguan facility to 1.85 million square feet. We do not, however, expect to complete the entire infrastructure or purchase all the equipment initially anticipated for the facility until our order flow warrants the additional capacity. We expect to incur an aggregate of approximately $1.8 million in capital expenses for infrastructure at the Dongguan facility in fiscal 2002, most of which was committed as of March 31, 2001. For the purchase of machinery, tooling and equipment, we anticipate spending approximately $4.0 million in fiscal 2001, of which approximately $500,000 was committed during fiscal 2001.

B.          Business overview.

            We design and manufacture a wide range of small household appliances. Our products, all of which are manufactured in China, are sold under brand names such as Black & Decker(R), DeLonghi(R), Hamilton Beach(R), Dirt Devil(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R) and West Bend(R). We manufacture over 160 different models, primarily in four product categories:

            . kitchen appliances, such as coffeemakers, indoor grills and food steamers;

            .   garment care products, such as steam and dry irons;

            . travel products and accessories, such as travel irons and travel garment steam brushes; and

            . floor care products, such as "uprights" and hand-held steam vacuum cleaners.

We also manufacturer environmental care products, such as humidifiers and air cleaners, and manufactured personal, beauty and health care products until the end of fiscal 2001. Our net sales were $108.4 million in fiscal 2001, as compared to net sales of $92.4 million and $84.1 million in fiscal 2000 and 1999, respectively.

            Our strategy for continued growth is to emphasize original design manufacturing whenever possible rather than contract manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products that we manufacture for well-known household appliance companies for sale under their brand names. Net sales of our ODM products represented 86.0%, 77.6% and 63.2% of our net sales during fiscal 1999, 2000 and 2001, respectively. The balance of our net sales are from contract manufacturing performed according to product specifications provided by customers.

            U.S. and European sales of our products accounted for 62.6% and 32.3%, respectively, of our net sales during fiscal 2001, as compared to 55.1% and 35.2%, respectively, in fiscal 2000, and 60.0% and 33.7%, respectively, in fiscal 1999. All sales were made in U.S. dollars. Small household appliances are sold through a variety of distribution channels, including mass merchandisers, specialty retailers, warehouse clubs, drug store chains, direct marketing organizations and department stores. In the United States, mass merchandisers, such as Wal-Mart, Kmart and Target, have become the dominant retailers of small household appliances. We believe that a similar trend is emerging in Western Europe. Generally, mass merchandisers prefer to purchase from a limited number of well-known household appliance companies that provide a variety of high quality, innovative, brand-name products on a timely and cost-effective basis. Accordingly, household appliance companies are focusing on their primary strengths of marketing and distribution, while increasingly outsourcing product development and manufacturing.

Business Strategy

            Our business strategy is to achieve growth, market share gains and increased profitability by helping our customers meet the stringent requirements of mass merchandisers and major retailers. The key elements of our business strategy are the following.

            Innovative product development. As an ODM, we regularly develop new products that may range from minor design changes in existing products to significant new functions or features. In creating new products, we concentrate on developing concepts, functions and features that are not offered by existing products and can be produced at a reasonable cost. We seek to reinforce the proprietary nature of our new products by obtaining patent protection when possible, and retaining ownership of the tooling required to manufacture our ODM products. We believe that the flexibility of our design and manufacturing process allows us to introduce new products with shorter development cycles than most of our customers.

            Vertically-integrated, low cost manufacturing. We maintain two facilities in China. One of these facilities is dedicated to vertically-integrated manufacturing, while the other is used as a warehouse. We have made a significant investment, and continue to invest, in sophisticated machinery for creating the tooling and components used in the manufacturing process. This machinery, along with the use of inexpensive labor, enables us to efficiently produce many of our components and to assemble these components to create finished products. By locating our manufacturing facilities in close proximity to Hong Kong, we also are able to leverage both the transportation resources and engineering and managerial expertise available in Hong Kong. We believe that our investment in manufacturing machinery, combined with the strategic use of labor and management resources, allows us to provide customers with high quality, low cost products in an efficient and timely manner.

            Commitment to quality. We are committed to manufacturing products of the highest quality and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. We are able to assure the reliability and consistent performance of our products by testing both the individual components and the fully-assembled finished product. Our quality management system has been certified as conforming to the standards of the International Organization for Standardization, or ISO. The ISO is a Geneva, Switzerland-based organization that publishes a series of standards for quality management and quality assurance with the goal of providing guidelines for consistent practices worldwide.

            Wide variety of products. We believe that our variety of product offerings enables our customers to offer mass merchandisers and other retailers a single source for a wide range of household appliances. We have continually increased the number of our product offerings and intend to continue to introduce at least twenty new products each year. During the current fiscal year, we have introduced new models of breadmakers, coffeemakers, deep fryers, food steamers, vacuum cleaners and indoor grills.

            Focus on sales to brand name customers. Our ability and commitment to develop new and innovative, high quality products at a low cost has allowed us to benefit from the increased outsourcing of product development and manufacturing by our customers. We intend to enter into collaborative arrangements whenever possible with our customers to support their offshore procurement efforts.

            Pursue selected acquisitions. We believe that the continuing trend among retailers to consolidate their vendors, including suppliers of small household appliances, will provide us with cooperative manufacturing and acquisition opportunities. In fiscal 2000, we were successful in forming cooperative manufacturing ventures to utilize our excess capacity and further diversify our product categories. In July 2000, we entered into an agreement with a U.S.-based company to establish a manufacturing plant to manufacture organic light emitting diode, or OLED, displays at our Dongguan, China facility and to collaborate with developing and designing end-use applications and products utilizing these displays for us to manufacture and distribute. This transaction is part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility into higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China.

            We have also considered potential complementary acquisitions. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. There can be no assurance that any of these acquisitions will be consummated.

Products

            We design and manufactures a wide range of small household appliances. We emphasize original design manufacturing, and in fiscal 1999, 2000 and 2001, ODM products accounted for 86.0%, 77.6% and 63.2%, respectively, of our net sales. In fiscal 2001, we produced approximately 7.5 million units.

            The following table sets forth the net sales of each of our product categories in fiscal 1999, 2000 and 2001:

                                                                                      Fiscal Year Ended March 31,
                                                                  ---------------------------------------------------------------
                                                                        1999                    2000                     2001
                                                                  ---------------         ---------------         ---------------
Product category:                                                                          (In thousands)
Kitchen appliances.........................................       $        63,468         $        60,589         $        58,365
Personal, beauty and health care products(1)...............                 5,962                   8,495                   4,414
Garment care products......................................                 7,366                  14,485                  11,985
Travel products and accessories............................                 3,981                   4,562                   4,912
Floor care products........................................                 1,834                   2,289                  26,898
Other(2)...................................................                 1,457                   1,937                   1,805
                                                                  ---------------         ---------------         ---------------
      Total................................................       $        84,068         $        92,357         $       108,379
                                                                  ===============         ===============         ===============

________________________

(1)         We ceased producing this product category at the end of fiscal 2001.
(2) Includes environmental care products and accessories for each of our product categories.

            Kitchen appliances. We began manufacturing kitchen appliances in 1992, and we had focused much of our ODM design and development efforts in this area in recent years. We manufacture a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, deep fryers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, indoor grills and rice cookers.

            A key element of our strategy is designing and developing innovative, proprietary new products. Examples of new kitchen appliances we introduced in the last fiscal year include thermal coffeemakers, food steamers, deep fryers, an electric knife and indoor grills. Kitchen appliances represented 75.5%, 65.6% and 53.9% of our net sales in fiscal 1999, 2000 and 2001, respectively.

            Personal, beauty and health care products. We originally started producing personal, beauty and health care products in 1969, primarily as a contract manufacturer. Such products included a variety of curling irons, hair crimpers, hair dryers, hair setters, hot-air brushes and make-up mirrors. We decided to exit this product category at the end of fiscal 2001 due to the eroding profit margins of selling these products. We believe that the loss of sales from exiting this product category will be offset by increased sales of new floor care products and other new products. In addition, the resources freed up by exiting this product category will be directed towards development of new product categories and other projects that we believe will be more profitable to us in the future. One project that can utilize these freed up resources is Global Lite Array, a developer of solid state flat-panel displays, with which we recently consummated an agreement to acquire a majority interest in the company. We will continue to manufacture certain products of the personal, beauty and health care product line for one long-standing customer. We believe that sales to this customer will not be material.

            Garment care products. We began manufacturing garment care products in 1985. Our garment care products include a variety of steam and dry irons and clothes steam brushes. Garment care products represented 8.8%, 15.7% and 11.1% of our net sales in fiscal 1999, 2000 and 2001, respectively.

            Travel products. Travel products we manufacture include travel steam and dry irons, travel hair dryers, travel hair roller sets and voltage convertors/adaptors. Travel products represented 4.7%, 5.0% and 4.5% of our net sales in fiscal 1999, 2000 and 2001, respectively.

            Floor care products. We recently started manufacturing floor care products. Our floor care products include hand-held steam vacuum cleaners and upright vacuum cleaners. Floor care products represented 2.2%, 2.5% and 24.8% of our net sales in fiscal 1999, 2000 and 2001, respectively. We anticipate that sales of floor care products will comprise a major part of our net sales in fiscal 2002.

Product Design and Development

            As an ODM, we regularly develop new products that may range from minor design changes in features of existing products to significant new functions or features. In creating new products, we concentrate on developing concepts, functions and features that are not offered by existing products and can be produced at a reasonable cost. We seek to reinforce the proprietary nature of our products by obtaining patents when possible and retaining ownership of the tooling required to manufacture our ODM products. We believe that the flexibility of our design and manufacturing process allows us to introduce new products with shorter development cycles than most of our customers could if they manufactured these products themselves. In fiscal 1999, we established a testing facility under the Client Interactive Program of Underwriters Laboratories Inc., or UL, in order to achieve UL and Canadian UL certification of our products faster and with less expense.

            In 1988, we established our own design and development department, which is currently comprised of 70 engineers and technical staff responsible for conducting feasibility analyses of new product ideas, testing of new products and overseeing the initial production runs for these products. This is done in close collaboration with the sales and marketing department. Together, both groups evaluate competitive products, monitor changes in consumer buying behavior and plan new products or the improvement of existing products. Since its inception, the product design and development team has contributed to the development of over 150 products.

            Our design and development team guides products from conception through manufacturing. A typical cycle for a product to be manufactured and sold to an ODM customer is nine to twelve months from conception through design, tooling and production. The typical cycle for contract manufacturing is eight to ten months, as the concept and design for the product is supplied by the customer. Contract manufacturing customers generally bear the cost of retooling our manufacturing facility, while we absorb such costs in the ODM process. When tooling is completed and the appropriate agency listing, such as UL or TUV (Technischer Uberwachungs Verein, the European standard for safety), is obtained, production begins.

            We employ industrial design, mechanical, electrical and electronic engineers to design, develop and test our products. Each group is primarily responsible for designing and testing its products and utilizes sophisticated computer systems. Employee and retailer feedback is used to identify potential new products and product enhancements. Once targeted for possible production, product and enhancement concepts are conveyed to industrial, and then mechanical, designers, who use computerized design and other leading design and engineering technologies. These engineering technologies include CAD systems, an advanced 3-D solid modeling system and state-of-the-art stereo lithography equipment to design and engineer new products. We believe that these new technologies and equipment have improved the speed and efficiency of the design process and the quality of our finished products. Our expenditures for design and development of products were approximately $2.0 million in each of fiscal 1999 and 2000 and $1.8 million in fiscal 2001.

Manufacturing

            We maintain two facilities in China, one located in Dongguan and the other located in Shenzhen. The Dongguan facility is dedicated to vertically-integrated manufacturing, while the Shenzhen facility is used as a warehouse. Vertical integration enables us to manufacture high quality products at low cost, emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers' needs. We have made a significant investment, and continue to invest, in machinery for creating the tooling and components used in the manufacturing process. This machinery, along with the use of inexpensive labor, enables us to efficiently produce many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic parts, switches, circuit boards, deep-draw breadmaker buckets and spray coatings at our factory facility. We established a new die-casting facility during fiscal 2001. We sub-contract certain components when they can be bought from other suppliers at lower prices, if we do not have the specialized machinery to produce the component or when we can more efficiently allocate our production capacity to other components. Currently, we sub-contract components such as phenolic iron skirts and indoor grill bases, as well as various small moldings to various suppliers. We do not have any agreement with these suppliers and order the components as needed using purchase orders. Although three of the component suppliers are currently the sole source of the components they supply, we do not consider any of these suppliers to be material to our business as there are numerous alternate suppliers of equivalent quality. We do not generally depend on other manufacturers to provide key parts or accessories.

            Generally, our production schedule is based on purchase orders and forecasts received from our customers upon completion of tooling, typically covering a period of three to six months. The first 45 days of orders to be shipped pursuant to the forecasts are generally firm. Later shipments often vary from initial forecasts, depending on the needs of the customer. The relation of actual shipments to forecasted orders is based on industry custom rather than on binding agreements, and thus forecasted orders may be canceled at any time without penalty to the customer or recourse to us. To the extent that any forecasted orders from customers are canceled, we could suffer a material loss.

            The seasonal nature of our business requires peak production in the second and third quarters of each fiscal year (June through December) in order to meet the demand for holiday sales. Since our physical space of 1.85 million square feet is less than fully utilized, excess capacity is available to meet our requirements during peak production periods. Factory utilization in fiscal 2001 was approximately 80%.

            We ship our products primarily from Hong Kong and China, with customers generally liable for any losses resulting from the transportation of finished products from Hong Kong to their final destination. Transportation of components and finished products between Dongguan, China and Hong Kong is by truck. Component parts purchased from other areas are generally shipped by sea.

Quality Control

            We are committed to manufacturing products of the highest quality and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. All incoming raw materials and components are checked by our quality control personnel. During the production stage, our quality control personnel check all work-in-process at several points in the production process. We are able to assure the reliability and consistent performance of our products by testing both individual components and the fully-assembled finished product. We provide access to our Dongguan, China manufacturing facility for representatives of our major customers to permit them to monitor production and to provide them with direct access to our manufacturing personnel.

            Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9002 for the manufacture of electrical household appliances. Our receipt of ISO 9002 certification demonstrates that our manufacturing, installation and servicing of products have met specified requirements.

            We provide a 12-month limited warranty for limited manufacturing defects to certain of our customers and carry a product liability insurance policy that provides for other warranties. To date, claims under the product liability insurance policy have been minimal. There can be no assurance, however, that the coverage limits of our product liability insurance will be adequate to meet future claims or that all claims under such insurance will be covered. No warranty is given for defective products for up to 2.0% of the number of products sold to each customer. Over the 2.0% threshold, we warrant only manufacturing defects and, if there is such a defect, we will replace the items or give the customer a credit for the purchase of future goods. To date, claims under our warranty program have been minimal. We may, from time to time and under special circumstances, establish individual warranty policies with major customers. In addition, certain of the agreements with our ODM customers include indemnification provisions against any conflicts with patents owned by third parties. See "Item 8.A--Consolidated Statements and Other Financial Information--Legal Proceedings."

Suppliers

            We obtain over 6,000 different component parts from more than 280 major suppliers. We are not dependent upon any single supplier for any key component. Certain of our major component parts, such as plastic, metal sheets and packaging, are purchased solely from outside suppliers. Others, such as motors and electrical and electronic parts, are either manufactured by us or purchased from outside suppliers, depending on the complexity of the component and the capacity of our facilities at the time. We believe that we can obtain all of these components from alternate sources if necessary. Raw materials, electronic components and other parts are either sourced in China or in other countries, such as the United States, Japan and Germany. Raw materials from outside China are generally shipped through Hong Kong and then transported by truck to our factory in China where finished products are manufactured and assembled. Transactions with our suppliers are based on purchase orders issued by us from time to time and, except for these purchase orders, we have no written agreements with our suppliers. Orders for components are based on actual orders and forecasts that we receive from our customers that reflect anticipated shipments during the production cycle for a particular model. See "Product Design and Development." Many of the raw materials used in our products, such as plastics, are purchased outside China and are subject to any applicable duties on international trade. See "Foreign Issuer Considerations."

            We are dependent upon outside suppliers for all of our raw material needs, including plastic resins. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase product pricing in order to respond to plastic resin price increases.

            We work closely with our customers and suppliers in order to minimize the amount of inventory on hand. We are currently in the process of improving our automated inventory maintenance and control system. In order to expedite the production process and reduce the risk of delays caused by the non-delivery of supplies, it is our general policy to source each component from two or more suppliers. This multi-source approach is intended to ensure the delivery of the components necessary in the manufacturing process should one supplier be unable to deliver the required supplies. We have not experienced any difficulty in obtaining component parts.

Major Customers

            Sales to seven major customers, Morphy Richards Limited (which sells under the brand name Morphy Richard(R)), Global Marketing Corp. (which sells under the brand name Connoisseur(R)), Hamilton Beach/Proctor-Silex, Helen of Troy Limited (which sells under the brand names Vidal Sassoon(R) and Revlon(R)), Moulinex S.A. (which sells under the brand names Moulinex(R) and Krups(R)), Sunbeam Products Inc. (which also sells under the brand name Oster(R)) and Royal Appliance Mfg. Co. (which sells under the brand name Dirt Devil(R)), accounted for 50.0%, 51.7% and 73.2% of our net sales during fiscal 1999, 2000 and 2001, respectively. During each of these periods, sales to the following customers accounted for more than 10% of our total net sales:

                                                Fiscal Year Ended March 31,
                                                ---------------------------
                                                1999        2000       2001
                                                ----        ----      -----
                                                             (%)
            Royal Appliance Mfg. Co...........   --           --       23.0
            Morphy Richards Limited...........   --         14.4       16.9
            Moulinex S.A......................  12.9        12.9       13.8
            Sunbeam Products Inc..............  15.0          --         --

Sunbeam Corporation acquired Signature Brands USA, Inc. in April 1998. Signature Brands was also a customer of ours and sales to Sunbeam and Signature Brands together represented an aggregate of 16.6% and 5.6% of our net sales in fiscal 2000 and 2001, respectively.

            The increase in percentage sales to major customers from 51.7% in fiscal 2000 to 73.2% in fiscal 2001 is attributed to increased sales of floor care products in fiscal 2001 to Royal Appliance Mfg. Co. Sales to this customer were $24.9 million in fiscal 2001, or 23.0% of net sales, compared to approximately $5,500 in fiscal 2000. We anticipate that sales to Royal Appliance will continue to increase both in the aggregate and as a percentage of our net sales. Due to our exiting the personal, beauty and health care product category at the end of fiscal 2001, future sales of personal care products to Helen of Troy Limited or Moulinex S.A. are expected to be minimal. We believe, however, that these customers will continue to purchase certain products from us going forward.

            On September 7, 2001, Moulinex announced that it was seeking protection from its creditors with the Naterre Commercial Court in France. The court has placed Moulinex under compulsory administration for a six-month observation period. While Moulinex represented approximately 14% of our net sales in fiscal 2001, we had anticipated a decrease in net sales in the second and third quarters of fiscal 2002 as a result in softness in the global economy, particularly in Europe, which is expected to lessen the impact of Moulinex's action. Since the future actions of Moulinex or the Naterre Commercial Court are unclear, the potential impact on us is not assessable at this time.

            Although the relative percentage of sales to each of our major customers changes each year, we expect that, in the foreseeable future, we will be dependent on between four and six major customers during each fiscal year. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made by purchase orders received by us from time to time without any firm commitment for sales levels over a long-term period.

Marketing

            Our worldwide sales and marketing activities are managed by a team of executives based in Hong Kong who maintain frequent contact with our customers. We maintain relationships with our customers by employing senior marketing personnel who understand the culture of our customers' local market. Our personnel also share the same language with the employees of our customers who make purchasing decisions. For a breakdown by geographical markets of our net sales during the past three fiscal years, see Note 22(a) of Notes to Consolidated Financial Statements.

            Our marketing programs are designed to create an awareness of our comprehensive selection of innovative, high quality and cost-effective merchandise. Generally, we emphasize personal contact with our customers and potential customers. While our customers rely on us for high quality products, the ultimate consumers of the products rely on the customers' brand name and generally do not know the identity of the manufacturer. The decision to offer to our ODM customers a new product is based on our assessment of market conditions for that product, combined with the constant need to add innovations to products to generate more sales. New products are introduced to potential customers personally through the distribution of catalogues, at trade shows and through limited advertising in industry periodicals.

            One of the most important parts of the marketing process is following through with the customer. The marketing group maintains contact with the customer after the sale is made, serving as their liaison with us for the manufacturing and delivery process. These personal relationships have been cultivated over years and we believe that we have a stable relationship with our major customers. Many of our customers, including most of our largest customers, have purchased goods from us for more than ten years. Long-standing relationships between our personnel and our customers and our reputation in the industry are the essential elements of our marketing program.

Seasonality

            Our business is seasonal, with a large portion of our sales and earnings generated in the second and third quarters of each fiscal year (June through December). These fluctuations are based on our customers' increased stocking of our products in anticipation of heavy demand during the Christmas holiday season. In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and may be affected in the future by the timing of any acquisition that we complete. We believe that quarterly comparisons of the results of its operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance.

Competition

            We believe that the markets for our products are mature and highly competitive and that competition is based upon several factors, including price, product features and enhancements and new product introductions. We compete with established companies in Hong Kong and China, a number of which have substantially greater technical, financial and marketing resources than us. For ODM sales, competition is based on product variety, uniqueness of product features, combination of features offered and brand name identification, as well as unit price, product quality and availability and promptness of service. Competition for contract manufacturing sales is based primarily on unit price, product quality and availability and promptness of service. We believe that we compete favorably with respect to each of these factors. We believe that we possess a competitive advantage in our ability to produce innovative products based on our product design and development capability, the quality and price of our products and our broad product line. In addition, while individual contract manufacturing customers may have preferences among their approved suppliers, management believes that no company dominates the market as contract manufacturing customers tend to order from several different suppliers in order to lessen dependence on any one entity.

Intellectual Property Rights

            We hold over 50 patents, of which 10 were approved in fiscal 2001. We also have over 40 patent applications pending for approval. Our patents are registered in various jurisdictions, including the United States, the United Kingdom and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

            Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. We believe that our systems do not infringe any existing third-party proprietary rights. There can be no assurance, however, that third-party claims alleging infringement will not be asserted against us in the future. If infringement is alleged, we could be required to

            .   discontinue the use of certain software codes or processes;

            .   cease the manufacture, use and sale of infringing products;

            .   incur significant litigation damages, costs and expenses; and

            . develop non-infringing technology or obtain licenses to the alleged infringing technology.

There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Any infringement claim or other litigation against us could have a material adverse affect on our business, operating results and financial condition.

            Certain of the our agreements with our ODM customers may include indemnification provisions against patent infringement claims relating to the our ODM products. Along with a customer, we are currently defending a patent infringement claim relating to our deep fryers, a product line which represented 7.1%, 9.2% and 2.0% of our net sales in fiscal 1999, 2000 and 2001, respectively. See "Item 8.A--Consolidated Statements and Other Financial Information--Legal Proceedings." No assurance can be given that this current infringement claim will be resolved in favor of us or the customer or that other parties will not assert infringement claims against us in the future.

Foreign Issuer Considerations

            Because we are a foreign issuer incorporated in the British Virgin Islands and we conduct our operations and own assets primarily in China and Hong Kong, our operations and assets are subject to significant political, economic, legal and other uncertainties in Hong Kong, China and, in some instances, the British Virgin Islands. These uncertainties include the following.

            Conditions in China. China is a socialist state which, since 1949, has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Moreover, economic reforms and growth in China have been more successful in certain provinces than in others and the continuation or increase of such disparities could affect political or social stability.

            China is considered to be a high risk nation for business and investment in the Asian region. Although recently China has permitted greater provincial and local economic autonomy and private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every section of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support the economic reform program that commenced in the late 1970's and possibly to return to the more centrally-planned economy that existed prior thereto, could have a significant effect on economic conditions in China and on our operations. China's economic reform plan was designed to bring in foreign investment capital and technological skills. The result has been a move towards a more mixed economy and away from the previous centrally-planned economy. The process of devolving responsibility for all aspects of enterprise to local management and authorities continues even though the system of socialism with Chinese characteristics involves considerable influence by the central government on production and marketing.

            Substantially all of our products are currently manufactured in China and approximately 95.0% of the net book value of our total fixed assets are located in China. We are a party to agreements with certain agencies of the government of China and we sell products to entities based principally in the United States and Europe. International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed in the United States and certain foreign countries. Changes in tariff structures or other trade policies could adversely affect us.

            China offers us low overhead and competitive labor rates. The location of our principal factory, in Dongguan, China, provides us with the ability to manage factory operations from Hong Kong and facilitates transportation of our products to markets outside China. Political developments in China could have a material adverse effect on our business and assets. The legal system of China relating to foreign investments is both new and continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.

            China--international trade. At present, a significant portion of the economic activity in China is export-driven and is affected by developments in the economies of China's principal trading partners. In October 2000, U.S. President Clinton signed legislation that will extend to China when it enters the World Trade Organization, or WTO--on terms as favorable or more favorable to U.S. interests than the terms of the U.S.-China Bilateral Agreement on WTO accession concluded in November 1999--full WTO member treatment in the form of permanent "Normal Trade Relations," or NTR, treatment of Chinese imports. With that, the requirement of annual renewal of standard U.S. import duties on Chinese products under the Trade Act of 1974 will cease. Pending China's entry into the WTO, U.S. President Bush said on May 30, 2001 that he would notify the U.S. Congress of his decision to support China's NTR status for another year. On June 9, 2001, China and the United States announced that they had reached agreement as to the major outstanding issues on the WTO Bilateral Agreement. On June 20, 2001, China and the European Community announced that they had reached consensus on China's entry into the WTO. These developments lend strength to the belief that China will become a full WTO member no later than early next year. We believe that China's entry into the WTO will result in increased transparency in Chinese trade and economic policy and the WTO will provide a legal framework for trade and an impetus for furthering China's economic reform. There can be no assurance, however, that China will be granted NTR status on a permanent basis or that, despite continuing presidential support of China's NTR status, the U.S. Congress will not deny or revoke NTR status for any reason in the future or impose tariffs or trade restrictions upon China. There can also be no assurance that China will in fact enter into the WTO. Revocation or conditional approval by the United States of China's NTR status, the imposition of tariffs or trade restrictions upon China or China's inability to enter into the WTO would have a material adverse effect on our business, results of operations and financial condition.

            China--government regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in

            . changes in laws and regulations, or the interpretation and enforcement of existing laws and regulations;

            .   confiscatory or increased taxation;

            . restrictions on currency conversion, imports and sources of supply;

            .   import duties;

            .   currency devaluations; or

            .   the expropriation of private enterprise

could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice. There also can be no assurance that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's program of privatizing many state-owned enterprises, the government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by

            . the imposition of austerity measures intended to reduce inflation, increase taxes or reform unprofitable state-owned enterprises;

            .   the inadequate development of infrastructure; and

            . the potential unavailability of adequate power and water supplies, transportation, communications and raw materials and parts.

            The Chinese government regulates the import into China of certain raw materials used by us in our manufacturing process and taxes the importation of certain capital equipment. The approval of imports by the government is based to some extent on the lack of qualified domestically-produced products and strategic plans for the development of local Chinese industry. There can be no assurance that the government's policies will continue to allow the raw materials we require to be imported into China. There also can be no assurance that the government's policies will not impose import fees which raise the cost of raw materials or capital equipment. Imposing such fees could have a material adverse effect on our business, results of operations and financial condition, including plans for expanding the Dongguan factory.

            China--economic conditions. China has operated a centrally planned economy since 1949. Since 1978, China has implemented a series of economic reform programs in an effort to revitalize its economy and improve living standards. The Chinese government also has implemented policies designed to attract foreign investment and technology. Although China's recent slowdown in economic growth continues, dropping to 7.1% GDP in 1999, GDP stabilized at 8.0% in 2000. So far this year, Beijing has announced 8.1% GDP for the first quarter, year-on-year. Some experts believe that there are clear signs that China's growth cycle has already peaked. They predict growth of 7.5% GDP for 2001. Sharply slowing exports may not be fully offset by the steady expansion of domestic demand, which is unlikely to accelerate further. Retail sales reportedly grew more than 9.5% in nominal terms in 2000. There can be no assurance, however, that the Chinese economy will perform as forecasted.

            China--legal system. China's legal system is a civil law system that is based on written statutes and in which decided legal cases have little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion. As legal systems in China develop, foreign business entities may be adversely affected by new laws, changes to existing laws or interpretations of existing laws and preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the laws.

            China--environmental law. Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People's Republic of China, which became effective on December 26, 1989. The law sets national standards for environmental quality and monitoring, as well as the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are in material compliance with all applicable environmental laws. There can be no assurance, however, that we will continue to pass future inspections or that we will continue to be in material compliance with all applicable environmental laws in the future. The imposition of additional or more stringent environmental laws by China could have a material adverse effect upon our results of operations and financial condition.

            Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of three of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct sales, marketing, product design and development, administration and other activities in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong's political situation and its economy or its international political and economic relations.

            As of July 1, 1997, Hong Kong became a Special Administrative Region, or SAR, of China, with certain autonomy from the Chinese government, including being a separate customs territory from China with separate tariff rates and export control procedures and maintaining a separate intellectual property registration system. All land leases in effect at the time of the transfer of sovereignty were extended for a period of 50 years, except for those leases without a renewal option expiring after June 30, 1997 and before June 30, 2047. Hong Kong continues to be a member of the WTO and the Hong Kong dollar continues to be legal tender freely convertible into Renminbi and not subject to foreign exchange controls. The Hong Kong SAR government, as set up by China, has sole responsibility for tax policies. Notwithstanding the provisions of these international agreements, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong.

            No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

            Recent conditions in Asia. As a result of the Asian currency crisis that began in Thailand in 1997, economic conditions and markets have been unstable throughout Asia. Currencies in several countries have been devalued and some countries have experienced political instability. In addition, several countries in Southeast Asia have experienced banking failures and consolidations. Economic conditions in East Asia, which gradually recovered since 1999, have stagnated in the wake of the recent global economic slowdown. Recent forecasts from the International Monetary Fund had predicted 5.5% growth for East Asia this year, while forecasts compiled by economic analysts for the private-sector Pacific Economic Cooperation Counsel predicted growth of 3.9%. There can be no assurance, however, that the economies of East Asian countries will perform as forecasted.

C.          Organizational structure.

            The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

                                   Name                                              Country                       Ownership
------------------------------------------------------------------------    --------------------------          ---------------
Wing Shing Products (BVI) Company Limited...............................    British Virgin Islands                    100%
Wing Shing Overseas Limited.............................................    British Virgin Islands                    100
Pentalpha Enterprises Limited...........................................    Hong Kong                                 100
Pentalpha Hong Kong Limited.............................................    Hong Kong                                 100
Kwong Lee Shun Trading Company Limited..................................    Hong Kong                                 100
Dongguan Wing Shing Electrical Products Factory.........................    China                                     100
Global-Tech USA, Inc....................................................    United States                             100
Global Lite Array (BVI) Ltd.*...........................................    British Virgin Islands                   76.8

__________________

*           Formed on June 1, 2001.

            Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to our customers. Wing Shing Overseas Limited is primarily engaged in buying raw materials and selling finished goods to our customers. Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to our customers. Kwong Lee Shun Trading Company Limited is a service company that provides accounting and shipping services to us. Dongguan Wing Shing Electrical Products Factory is our main manufacturing facility located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to us. Global Lite Array
(BVI) Ltd. is primarily engaged in manufacturing solid state flat-panel displays.

D.          Property, plants and equipment.

China

            Our main manufacturing facility is located in Dongguan, China, which has recently been expanded to 1.85 million square feet. The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodations for up to 4,500 employees and cafeterias and recreational areas. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located.

            The land use rights lease for the Dongguan facility between us and the People's Government of Qingxi Town, Dongguan City, Guangdong Province is for a term of 50 years beginning August 7, 1993 and ending August 7, 2043. As of March 31, 2001, we had paid $2.1 million for the entire term of the lease and owed approximately $274,000 in transfer fees with respect to this transaction. We will not receive a formal grant of lease rights until the transfer fees are paid and the appropriate documents are processed by the government agencies in China. The formal grant of lease rights is required should we decide to sell this property or lease it to third parties as additional income for us. We have no present intention to pursue either of these alternatives. Upon expiration of the 50-year lease term, we have the right to extend the lease for 20 years upon payment of a fee of $23.00 per square meter.

            We have a manufacturing facility in Shenzhen which opened in 1984. Pursuant to an agreement with the Buji Economic Development Company, or BEDC, a Chinese government agency, we have received a license to use a 22,000 square foot manufacturing facility located in Shenzhen. The agreement commenced on April 1, 1997, expires on March 31, 2007, and is terminable by either party upon 90 days' notice. The agreement with BEDC also provides that BEDC will make available to us the services of up to 250 factory employees. The agreement with BEDC provides that we pay a license fee for the facility and the salary of each worker in the factory to BEDC, with a minimum annual payment of $206,000. We are currently paying the minimum amount. In fiscal 2001, the Shenzhen facility was used solely as a warehouse.

            We believe that our administrative office space will be adequate for the operation of our business for the foreseeable future. We believe that with expansion of our manufacturing facility in Dongguan, we will have sufficient manufacturing capabilities for the next several years. This factory is currently utilized approximately 80% of its capacity. We anticipate that further expanding and diversifying our floor care product line will increase utilization of the Dongguan facility's existing capacity which will require us to complete the infrastructure and purchase additional equipment. The increases in leasehold improvements and plant and machinery reflected on our balance sheet as of March 31, 2001 relate to the infrastructure of the Dongguan facility.

Hong Kong

            On June 21, 1999, we entered into a new lease with Wing Shing Products Company Ltd., an affiliate of ours (see "Item 7.B--Related Party Transactions"), for office space located in the Kin Teck Industrial Building in Aberdeen, Hong Kong. We currently operate our administrative offices and sales and marketing, purchasing, accounting and finance, product design and development and limited warehousing out of this office space. Pursuant to the lease, we pay monthly rent of approximately $19,000. The lease will expire on March 31, 2002. In addition, we are utilizing one-half of one floor in the same building for additional warehousing. The total offices and warehousing space in the building occupied by us includes an area of approximately 30,500 square feet, which houses 80 employees, 18 of whom are engaged in product design and development, 10 in accounting and finance, nine in marketing and sales and the remaining in administration, purchasing, quality control and production management.

Item 5. Operating and Financial Review and Prospects.

A.      Operating results.

        The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

                                                                                          Fiscal Year Ended March 31,
                                                                      --------------------------------------------------------------
                                                                            1999                     2000                    2001
                                                                      ------------------       -----------------      --------------
Net sales.......................................................            100.0%                     100.0%                 100.0%
Cost of goods sold..............................................             75.0                       76.5                   78.9
                                                                      ------------------       -----------------      --------------
Gross profits...................................................             25.0                       23.5                   21.1
Selling, general administrative expenses........................             18.6                       17.3                   14.7
Legal and professional fees on potential acquisitions...........               --                        0.5                     --
                                                                      ------------------       -----------------      --------------
Write-off of inventory and tooling..............................               --                         --                    4.6
Loss on cessation of a product line.............................               --                         --                    2.3
Operating income................................................              6.4                        5.7                   (0.5)
Interest expense and other income, net..........................              3.4                        4.0                    3.6
                                                                      ------------------       -----------------      --------------
Income before income taxes......................................              9.8                        9.7                    3.1
Income tax expense..............................................              0.5                        0.2                    0.5
                                                                      ------------------       -----------------      --------------
Net income......................................................              9.3%                       9.5%                   2.6%
                                                                      ==================       =================      ==============

Fiscal Year Ended March 31, 2001 Compared with Fiscal Year Ended March 31, 2000

        Net sales. Our net sales consist of our gross invoiced sales less discount and returns. Net sales in fiscal 2001 increased approximately 17.4% to $108.4 million from $92.4 million in fiscal 2000. The increase in net sales for the fiscal year reflects our successful efforts in expanding our customer base and increasing sales of new products. In this regard, new sales of vacuum cleaners to Royal Appliance Mfg. Co. and grind-and-brew coffee makers were approximately $24.9 million and $4.3 million, respectively, in fiscal 2001. These sales offset lower unit sales of personal, beauty and healthcare products and kitchen appliances.

        In the aggregate, sales of floor care products were $26.9 million, or 24.8% of net sales, in fiscal 2001. We anticipate that the increase in net sales attributable to new sales of floor care products will continue in the short term. We consider manufacturing floor care products to be our first step in our strategy to diversify and transform a portion of our manufacturing from relatively simple, commodity-type personal care and other appliances to more advanced, higher-value products and into new product categories. We plan to continue and expand this diversification program with the introduction of additional new products later in fiscal 2002, including more new floor care products, which will be manufactured at our recently expanded factory facilities. We believe that sales in these product categories will, because of their potentially higher profit margins, help sustain and support further growth and offset anticipated weakness in commodity-type product sales.

        Net sales are comprised primarily of sales in our four major product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. We exited the Personal, beauty and health care product category at the end of fiscal 2001. Sales in each major category for fiscal 2001 as compared to fiscal 2000 were as follows:

        . sales of kitchen appliances decreased to $58.4 million, or 53.9% of net sales, from $60.6 million, or 65.6% of net sales, primarily due to lower deep fryer and food steamer sales;

        . sales of personal, beauty and health care products decreased to $4.4 million, or 4.1% of net sales, from $8.5 million, or 9.2% of net sales, primarily due to lower hair dryer and hair setter sales;

     . sales of garment care products decreased to $11.9 million, or 11.1% of net sales, from $14.5 million, or 15.7% of net sales, primarily due to lower steam irons sales;

     . sales of travel products and accessories increased to $4.9 million, or 4.5% of net sales, from $4.6 million, or 5.0% of net sales; and

     . floor care products sales increased to $26.9 million, or 24.8% of net sales, from $2.3 million, or 2.5% of net sales.

     Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in fiscal 2001 was $22.8 million, or 21.1% of net sales, as compared to $21.7 million, or 23.5% of net sales, in fiscal 2000. Gross profit as a percentage of net sales decreased in fiscal 2001 mainly due to higher charges for depreciation, fuel and repair and maintenance, as well as for certain materials. The consolidation among retailers and our branded customers resulted in our having to bear all of the significant price increases in plastic and packaging that occurred in fiscal 2001. To date we have been able to pass through these cost increases to our customers, and it is unlikely that we will be able to in the foreseeable future.

     Due to the recent decrease in the sales in ODM products as a percentage of sales, which is expected to continue, it becomes even more important for us to continue to develop new products and attract new customers. We expanded sales of higher margin floor care products and new grind-and-brew coffee makers in fiscal 2001, and we anticipate introducing more new higher margin products in fiscal 2002. These new products will include additional floor care products, juicers and deep fryers. In fiscal 2002, we intend to continue to gradually transform some of our manufacturing to replace older, commodity-type products with new higher margin products to reduce the negative impact on gross margins caused by the increase in manufacturing expenses. We also recently began implementing a plan that we believe could reduce our fuel and energy costs by installing a power line to utilize the local power supply as an alternate energy source. This renovation is currently in process.

     Our sales being denominated in U.S. dollars are adversely affecting our European customers as the Euro continues to decline against the U.S. dollar. We are working closely with our European customers to monitor the value of the Euro and we plan to take appropriate measures that may alleviate the pressure of their demand for lower product prices. If the Euro continues to decline in value against the U.S. dollar, our gross profit margin will be adversely affected due to our inability to pass higher manufacturing costs onto our European customers. We plan to reduce this negative impact by introducing and offering new products with higher gross profit margins to those customers when such products become available.

     Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A, expenses include expenses related to advertising and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees and utilities. SG&A expenses in fiscal 2001 were $15.9 million, or 14.7% of net sales, as compared to $15.9 million, or 17.3% of net sales, in fiscal 2000. During fiscal 2001, we incurred higher transportation expenses due to higher sales levels, which were offset by a decrease in certain administrative expenses. SG&A expenses as a percentage of net sales declined in fiscal 2001 due to our spreading our fixed costs over a higher level of net sales.

     The primary components of our design and development, or development, expenses include expenses related to sample design, patent fee, testing charges, inspection fees and salaries for engineering and designers. Development expenses were $2.0 million and $1.8 million in fiscal 2000 and 2001, respectively.

     Write-off of inventory and tooling. In the fourth quarter of fiscal 2001, we determined that a number of products specifically dedicated for sale to certain customers would no longer be offered for sale to, or be purchased by, these customers primarily due to reorganizations by these customers. Accordingly, the specific tooling and dedicated raw material inventory (primarily packaging and unique components) for these products were written off to the extent of approximately $5.0 million.

     Loss on cessation of a product line. We decided during fiscal 2001 to cease manufacturing our personal, beauty and health care product category which had become totally commoditized in recent years, and to reallocate the resources required to produce this product category to other product categories, including the Global Lite Array flat-panel display business. As a result, we incurred a loss in respect of inventory associated with the personal, beauty and health care product category in the amount of approximately $2.5 million.

     Interest expense and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Other income, net includes tooling income, interest income and non-recurring income. Interest expense was approximately $269,000 in fiscal 2001 as compared to $217,000 in fiscal 2000. The increase in interest expense was due to bank loan interest on a new loan for injection machines acquired during fiscal 2001. Other income, net was $3.9 million in fiscal 2001 as compared to $3.7 million in fiscal 2000.

     Income tax. We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Island tax regulations. We are subject to income taxation in each jurisdiction in which our subsidiaries do business. Certain of our profits accrue in areas of China where the effective tax rate is 27.0%, and in Hong Kong, where the corporate tax rate is 16.0%, effective April 1, 1998. In Hong Kong, estimated taxes for each fiscal year are paid during the fiscal year based on our prior year's earnings derived from operations in Hong Kong. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual earnings. Therefore, in each fiscal year, our statement of income reflects a provision for estimated taxes for the current fiscal year and adjustments for over or under provisions with respect to the prior fiscal year. Due to our activities in a special economic region of China, our subsidiary in China is exempt from income taxation for the first two years in which it records profits to the extent the profits are not offset by losses in a prior year, which event has not yet occurred. We have a 50.0% tax reduction for the next three years thereafter. Losses in any one year can only be used to offset future income for a period of five years. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate of up to 55.0%. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the United States.

     We had taxable income in Hong Kong in both fiscal 2000 and 2001. The financial statements include provisions for Hong Kong profit tax of approximately $225,000 and $513,000 in fiscal 2000 and 2001, respectively. We do not believe that our current method of income is effectively connected with a trade or business in the United States. No income tax was payable by us in China during this period because our Chinese subsidiary had accumulative tax losses during this period.

     The Inland Revenue Department of Hong Kong is currently conducting an audit on the prior year's tax return of one of our subsidiaries and its transactions with certain related parties. As of the date on which our financial statements were finalized, we have not received any report resulting from the audit. As a result, we cannot ascertain with any degree of certainty what potential liability, if any, that we may incur arising out of this audit. Accordingly, it is not practicable to quantify any effect the audit may have on the financial information presented.

Fiscal Year Ended March 31, 2000 Compared with Fiscal Year ended March 31, 1999

     Net sales. Net sales in fiscal 2000 increased approximately 9.9% to $92.4 million from $84.1 million in fiscal 1999. The increase in net sales for the fiscal year reflects our successful efforts in expanding our customer base and increasing sales of new products. New sales of steam irons to a leading U.K. brand name customer were approximately $9.1 million in fiscal 2000. Sales to new customers and of new products offset lower sales to Sunbeam and Appliance Corporation of America, or ACA. Sales to Sunbeam in fiscal 2000 decreased approximately $5.6 million, or 45.0%, as compared to fiscal 1999. ACA was no longer a customer of ours as the end of fiscal 2000.

     Sales in each major product category for fiscal 2000 as compared to fiscal 1999 were as follows:

     . sales of kitchen appliances decreased to $60.6 million, or 65.6% of net sales, from $63.5 million, or 75.5% of net sales, primarily due to lower breadmaker sales;

     . sales of personal, beauty and health care products increased to $8.5 million, or 9.2% of net sales, from $6.0 million, or 7.1% of net sales;

     . sales of garment care products increased to $14.5 million, or 15.7% of net sales, as compared to $7.4 million, or 8.8% of net sales;

     . sales of travel products increased to $4.6 million, or 5.0% of net sales, from $4.0 million, or 4.7% of net sales; and

     . floor care product sales increased to $2.3 million, or 2.5% of net sales, from $1.8 million, or 2.2% of net sales.

     Gross profit. Gross profit in fiscal 2000 was $21.7 million, or 23.5% of net sales, as compared to $21.0 million, or 25.0% of net sales, in fiscal 1999. Gross profit as a percentage of net sales decreased in the fiscal 2000 primarily due to slightly lower average selling prices and higher charges for depreciation, fuel oil and plastic resins.

     Selling, general and administrative expenses. SG&A expenses in fiscal 2000 increased to $15.9 million, or 17.3% of net sales, from $15.6 million, or 18.6% of net sales, in fiscal 1999. The increase in SG&A expenses was primarily due to increased litigation costs, employee compensation and consulting fees. SG&A expenses as a percentage of net sales declined in fiscal 2000 due to spreading our fixed costs over a higher level of net sales. Development expenses were $2.0 million in each of fiscal 1999 and 2000.

     Legal and professional fees on potential acquisition. We incurred approximately $500,000 in legal and professional fees in fiscal 2000 in connection with exploratory acquisition-related activities. Although we have ceased negotiations with respect to those particular transactions, we plan to continue to explore other acquisition opportunities. There can be no assurance that any acquisitions will be consummated.

     Interest expense and other income, net. Interest expense was $217,000 in fiscal 2000 as compared to $805,000 in fiscal 1999. The lower interest expense was due to decreased borrowing. Other income, net was $3.7 million in fiscal 2000 as compared to $3.0 million in fiscal 1999 due to higher cash levels.

     Income tax. We had taxable income in Hong Kong in both fiscal 1999 and 2000. The financial statements include provisions for Hong Kong profit tax of approximately $225,000 and $420,000 in fiscal 2000 and 1999, respectively.

Quarterly Results and Seasonality

     Quarterly Results. The following table sets forth the statement of operations data for each of our last eight quarters and the percentage of revenues represented by the line items presented. The quarterly statement of operations data set forth below were derived from our unaudited consolidated financial statements which, in the opinion of our management, contain all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of those statements.

                                                                    Fiscal 2001                        Fiscal 2000
                                                        ----------------------------------  ----------------------------------
                                                         First   Second   Third    Fourth    First   Second   Third    Fourth
                                                        Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
                                                        -------  -------  -------  -------  -------  -------  -------  -------
Statement of Operations Data:                                                        (in thousands)
   Net sales.......................................     $22,711  $32,414  $29,755  $23,499  $18,729  $28,229  $25,879  $19,520
   Gross profit....................................       4,824    7,349    6,385    4,257    4,495    6,769    6,252    4,194
   Income before income taxes......................       1,835    4,256    2,955   (5,763)   1,146    3,624    2,793    1,394
   Net income......................................     $ 1,769  $ 4,001  $ 2,786  $(5,787) $ 1,077  $ 3,505  $ 2,752  $ 1,398
Statement of Operations Data As a percentage of
   Net Sales:
   Net sales.......................................       100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
   Gross profit....................................        21.2     22.7     21.5     18.1     24.0     24.0     24.2     21.5
   Income before income taxes......................         8.1     13.1      9.9    (24.5)     6.1     12.8     10.8      7.1
   Net income......................................         7.8     12.3      9.4    (24.6)     5.7     12.4     10.6      7.2


     Seasonality. Our business is seasonal, with a large portion of our sales and earnings generated in the second and third quarters of each fiscal year (June through December). These fluctuations are based on customers' increased stocking of our products in anticipation of heavy demand during the Christmas holiday season. In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and may be affected in the future by the timing of any acquisition completed by us. We believe that quarterly comparisons of the results of our operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance.

B.   Liquidity and capital resources.

     Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. During fiscal 2000 and 2001, we generated approximately $14.2 million and $9.8 million, respectively, in cash from operating activities. Cash generated from operating activities decreased in 2001 due to an increase in deposits and prepayments, accounts receivable and account payable. The increase in deposits and prepayments was primarily due to retaining cash, which was later invested in Global Lite Array in May 2001, instead of investing it. The increase in accounts receivable was primarily due to a significant amount of sales which occurred in March 2001 and the increase in accounts payable was primarily due to stocking raw materials for manufacturing new products in fiscal 2002.

     At March 31, 2001, accounts receivable were $9.4 million compared to $7.2 million at March 31, 2000. Receivables at March 31, 2001 represented 32.9 days of sales compared to 28.4 days of sales at March 31, 2000. The number of days increased in fiscal 2001 primarily due to a significant amount of sales which occurred in March 2001.

     At March 31, 2001, inventories were $14.9 million compared to $18.1 million at March 31, 2000. Our inventories consist primarily of raw materials needed to produce finished products. The decrease in inventories is primarily attributable to the reduced stock of raw materials as a result of a writeoff of inventory and the cessation of a product line. In the fourth quarter of fiscal 2001, we determined that a number of products specifically manufactured for certain customers would no longer be purchased by these customers as a result of their internal reorganization. Accordingly, specific raw material inventory for these products, namely packaging and unique components, were written off. In addition, we ceased manufacturing our personal, beauty and health care product line at the end of fiscal 2001 and, as a result, wrote off related inventory. The reduction in working capital from $87.2 million at March 31, 2000 to $71.1 million at March 31, 2001 is primarily attributable to these inventory write-offs.

            In October 1998, we made a loan to a start-up U.S. corporation in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of March 31, 2001, accrued interest on the loan was approximately $187,000. As this company is in a development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all.
See "Item 7.B--Related Party Transactions."

            In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000; however, such payment shall be forgiven in arrears on each payment due date in consideration for the director's continued service to us. See "Item 7.B--Related Party Transactions."

            Our aggregate capital expenditures during fiscal 2000 and 2001 were $5.9 and $7.2 million, respectively. Capital expenditures increased in fiscal 2001 primarily due to the acquisition of an injection machine during the fiscal year.

            Our outstanding capital commitments of approximately $2.3 million as of March 31, 2001 included commitments for the expansion of the Dongguan facility and the purchase of machinery and equipment. We have completed the expansion of the physical space to 1.85 million square feet. We do not, however, expect to complete the entire infrastructure or purchase all the equipment initially anticipated until our order flow warrants the additional capacity. We expect to incur an aggregate of approximately $3.0 million in capital expenses for expansion of the Dongguan facility in fiscal 2002, of which approximately $1.8 million was committed as of March 31, 2001. For the purchase of machinery, tooling and equipment, we anticipate spending approximately $3.0 million in fiscal 2001, of which approximately $500,000 was committed during fiscal 2001.

            We continue to finance our operations and capital expenditures primarily from the proceeds of the initial public offering of our common shares, cash flows from operations and borrowings. As of March 31, 2001, we had bank credit facilities with an aggregate credit line of approximately $31.9 million, of which we had outstanding $907,753 in long-term debt (excluding the current portion) and $1.1 million in short-term debt (including the current portion of long-term debt). The aggregate monthly payment on all such indebtedness was approximately $90,000 as of March 31, 2001.

            Our long-term debt consists of five term loans with an aggregate outstanding amount of $2.0 million as of March 31, 2001 (including the current portion of long-term debt), provided by various banks to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 6.25% to 10.0% and mature on various dates through the year 2001. All of such loans are payable in monthly installments which were approximately $89,000 as of March 31, 2001.

            Our revolving credit facilities were with Standard Chartered Bank and Hongkong Bank with an aggregate facilities limit of approximately $31.9 million as of March 31, 2001, bearing interest at floating commercial bank lending rates in Hong Kong which ranged from 7.5% to 11.25% per annum as of March 31, 2000. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and were approximately $160 in March 2001. Our outstanding borrowings vary according to our seasonal working capital requirements. As of March 31, 2001, the amount utilized under our bank facilities was $7.9 million.

            We anticipate that cash from operating activities should be adequate to satisfy our capital requirements for 18 to 24 months. We have over the past several months considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

            Pursuant to a resolution dated May 10, 2000, our board of directors declared a dividend of $1.35 per common share that was paid on June 16, 2000 to our shareholders of record at the close of business on June 5, 2000.

            Inflation. From 1996 through 2000, the rate of inflation in Hong Kong has ranged from approximately -5.3% to 9.0% per year (approximately -3.8% during 2000) and the average rate of inflation in China ranged from approximately -2.1% to 17.0% per year (approximately -0.4% during 2000`). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

            Currency and exchange rates. Our functional currency is the U.S. dollar. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. We have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions. See Note 3(e) of Notes to Consolidated Financial Statements.

C.          Research and development, patents and licenses, etc.

            We spent $1.8 million on product design and development in fiscal 2001 and $2.0 million in each of fiscal 2000 and 1999. For a more complete description of our research and development, patents and licenses, etc., see "Item 4.B--Business Overview--Product Design and Development and --Intellectual Property Rights."

D.          Trend information.

            We had entered into a supply agreement with a subsidiary of the Sunbeam Corporation on July 1, 1997 which provided that we would manufacture certain products exclusively for Sunbeam if they were sourced from the Far East. Sunbeam breached that agreement and we litigated the matter. As a potential settlement of the litigation, we sought to deliver a portion of the products to Sunbeam. Accordingly, raw material inventory and tooling were maintained necessary to support this business. Sunbeam subsequently filed for bankruptcy on February 1, 2001, thus eliminating any potential for a satisfactory settlement. As a result, we took an exceptional charge netting of tax of $4.6 million to write off the inventory, tooling, advances and professional fees associated with the supply agreement and subsequent litigation. Sales to Sunbeam were approximately $6.9 million, or 7.5% of net sales, in fiscal 2000 and $5.8 million, or 5.4% of net sales, in fiscal 2001. The loss of sales to Sunbeam has been partially offset by the increased sale of floor care products in fiscal 2001. We expect that expansion and diversification of our floor care product line and the introduction of new products, such as juicers and deep fryers, will replace sales to Sunbeam in the future.

            We decided to exit the personal, beauty and health care product category at the end of fiscal 2001 due to the eroding profit margins of selling these products. We believe that the loss of sales from exiting this product category will be offset by increased sales of new floor care products and other new products. In addition, the resources freed up by exiting this product category will be directed towards development of new product categories and other projects that we believe will be more profitable to us in the future. One project that can utilize these freed up resources is Global Lite Array, a company with which we recently consummated an agreement to acquire a majority interest in the company. Global Lite Array is a California-based company engaged in the research, development and pre-production of inorganic and organic solid state flat-panel displays. We will continue to manufacture certain products of the personal, beauty and health care product line for one long-standing customer. We believe that sales to this customer will not be material.

            On September 7, 2001, one of our customers, Moulinex S.A., announced that it was seeking protection from its creditors with the Naterre Commercial Court in France. The court has placed Moulinex under compulsory administration for a six-month observation period. At the time of Moulinex's announcement, we had outstanding receivables due from Moulinex of approximately $500,000 that may not be collectible and inventories of approximately $2.4 million covered by purchase orders specifically dedicated to this customer.

            While Moulinex represented approximately 14% of our net sales in fiscal 2001, we had anticipated a decrease in net sales in the second and third quarters of fiscal 2002 as a result in softness in the global economy, particularly in Europe, which is expected to lessen the impact of any loss or decrease in sales to Moulinex. Since the future actions of Moulinex or the Naterre Commercial Court are unclear, the potential impact on us is not assessable at this time. Such actions, however, are not expected to have a material effect on our net assets. We expect that expansion and diversification of our floor care product line and the introduction of new products, such as juicers and deep fryers, will replace any decrease in sales to Moulinex in the future as a result of Moulinex's financial difficulties.

Item 6.     Directors, Senior Management and Employees.

A.          Directors and senior management.

            Our directors and senior management at March 31, 2001 are set forth below:

                        Name                               Age                                Position
---------------------------------------------------       -----     ----------------------------------------------------------------
Kwong Ho Sham...................................           69       Chairman of the Board of Directors
John C.K. Sham..................................           38       President, Chief Executive Officer, Chief Financial Officer
                                                                          and Director
Brian Yuen......................................           45       Chief Executive Officer, Global-Tech USA, Inc. and Director
Peter C. McC. Howell............................           51       Director
Pui Lam Fan.....................................           66       Director of Engineering
Wing-On Lo......................................           44       Director of Manufacturing Operations
Shun Chi Hui....................................           60       Director
Wai Chun Hui....................................           55       Director
Patrick Po-On Hui...............................           43       Director

            Kwong Ho Sham is our founder and has been our Chairman of the Board of Directors since our inception in 1963. Mr. Sham has expertise in the area of production engineering and manufacturing. He serves as the Chairman of the Hong Kong-Shantou Chamber of Commerce, Vice Chairman of the Hong Kong Chiu Chou Plastics Business Association, Chairman of the Overseas Chinese Association of Chiu Chou and was Honorary Chairman and Treasurer of the Hong Kong-Guangdong Committee for the Celebration of the Reunification.

            John C.K. Sham has served as our President, Chief Executive Officer and Chief Financial Officer since June 1992. Mr. Sham joined us in 1984 as managing director of Kwong Lee Shun Trading Company Limited, a wholly-owned subsidiary of ours. From 1982 to 1984, Mr. Sham served as President of Wesi Corp., a New York corporation which specialized in the marketing and distribution of household goods. Mr. Sham is also president of Wing Shing Property Development Ltd. and Jiulongshan Real Estate Development Co.

            Brian Yuen joined us in January 1997, was elected to our board of directors in August 1997 and became the Chief Executive Officer of our subsidiary Global-Tech USA, Inc. in October 1997. Mr. Yuen serves as the Chairman of the finance committee of our board of directors and was a consultant to us from March 1994 to December 1996. Prior to joining us, Mr. Yuen served as purchasing manager of Magla Products, Inc., a manufacturer, importer and distributor of household products, from December 1992 to December 1996.

            Peter C. McC. Howell was elected to our board of directors in May 1998. Mr. Howell was Chairman and Chief Executive Officer of Signature Brands USA, Inc., a publicly-traded manufacturing company of consumer and professional products, from August 1994 to August 1997. From October 1988 to August 1994, Mr. Howell was affiliated with Mr. Coffee, Inc., a publicly-traded manufacturing company, where he served as Chief Financial Officer from October 1988 to April 1989 and as President and Chief Executive Officer from April 1989 to August 1994 when Mr. Coffee was acquired by Signature Brands. Mr. Howell has been a director of Libbey, Inc., a glass manufacturing company, since 1993.

            Pui Lam Fan, our Director of Engineering, has been associated with us for more than 10 years. Mr. Fan first joined us in October 1983 as a product design engineer and is currently responsible for the supervision of technical personnel in the product design and development department. Prior to joining us, Mr. Fan was a lecturer in engineering at the Guangdong Polytechnic University for 20 years.

            Wing-On Lo has been our Director of Manufacturing Operations with overall responsibility for the Dongguan manufacturing complex since September 1994. From 1990 to 1994, Mr. Lo served as Director of Operations for Eastern Mall Ltd., a manufacturing company of cameras and electronic products.

            Shun Chi Hui has served as a director of Global-Tech since November 1982. Ms. Hui is active in a variety of charitable activities in Hong Kong and China.

            Wai Chun Hui has served as a director of Global-Tech since December 1971. Ms. Hui participates in certain administrative oversight of us and also is active in a variety of charitable activities in Hong Kong and China.

            Patrick Po-On Hui is a practicing attorney who, since June 1988, has been a consultant to Robin Bridge & John Liu, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

            No family relationship exists among any of our directors and senior management, except for the following:

            .   Kwong Ho Sham and John Sham are father and son;

            .   Shun Chi Hui and John Sham are mother and son; and

            .   Kwong Ho Sham and Wai Chun Hui are husband and wife.

            No arrangement or understanding exists between any director or member of senior management and any other person pursuant to which any director or member of senior management was elected to such a position with us.

B.          Compensation.

            The aggregate direct remuneration paid to all directors and senior management as a group (nine persons) during fiscal 2001 was approximately $2.4 million. This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Hong Kong.

C.          Board practices.

            Our articles of association provide for a board of directors of not less than one nor more than seven members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified.

            Audit committee. In connection with the initial public offering of our common shares in April 1998, the board of directors formed an audit committee. The functions of the audit committee include

            . the nomination of independent auditors for appointment by the board;

            . meeting with our independent auditors to review and approve the scope of their audit engagement;

            . meeting with our financial management and independent auditors to review matters relating to internal accounting controls,

            . our accounting practices and procedures and other matters relating to our financial condition; and

            . to report to the board periodically with respect to such matters.

The audit committee is currently comprised of Patrick Po-On Hui and Peter C. McC. Howell.

            Compensation committee. Our board of directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. The compensation committee is currently comprised of John C.K. Sham and Brian Yuen.

D.          Employees.

            At March 31, 1999, 2000 and 2001, we employed 3,132, 4,538 and 4,484 persons, respectively, on a full-time basis. Of our employees at March 31, 20001, 81 were located in Hong Kong and 4,403 in China. A breakdown of persons employed by main category of activity is as follows:

                            Category                        No.
            ------------------------------------------   --------
            Manufacturing...........................       3,437
            Production management...................         312
            Finance and administration..............         276
            Receiving and warehousing...............         152
            Quality control.........................         140
            Production engineering..................          81
            Product design and development..........          70
            Sales and marketing.....................          11
            Humans resources........................           5

Since our business is seasonal, the number of employees varies from time to time based on our needs. During peak production periods in fiscal 2001, we employed a maximum of approximately 5,492 persons. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

            Our relationships with our employees in China are subject to the Labor Law of the People's Republic of China which went into effect on January 1, 1995. The Labor Law regulates, among other things, the number of hours employees may work on a daily and weekly basis, provides allowances for legal holidays, regulates working conditions such as safety and hygiene and provides for various social welfare and employment benefits. We believe that we are in material compliance with such regulations.

E.          Share ownership.

            The following table sets forth information regarding the share ownership in Global-Tech as of May 31, 2001 held by the directors and senior management and options granted to them on our common shares:

                        Name of Owner(1)                                   Number of Shares             Percentage
--------------------------------------------------------------------------------------------------------------------
Wing Shing Holdings Company Limited(2)......................                   7,555,189                   62.3%
Kwong Ho Sham(3)............................................                     151,899                    1.3
John C.K. Sham(3)(4)........................................                     395,276                    3.3
Shun Chi Hui(3).............................................                      57,722                      *
Wai Chun Hui(3).............................................                      57,722                      *
All officers and directors as a group (9 persons)(5)........                   8,777,281                   72.3%

-------------
*           Less than 1%.

(1) Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.

(2) Wing Shing Holdings owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 20% by John Sham and 15% by each of Shun Chi Hui and Wai Chun Hui. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 43% by John Sham and approximately 11% by each of Shun Chi Hui and Wai Chun Hui.

(3)         Does not include common shares owned by Wing Shing Holdings. See
            Note 2 above.

(4) Includes 293,314 common shares issuable to John C.K. Sham within 60 days after May 31, 2001 upon exercise of options granted under our 1997 stock option plan.

(5) Includes 7,555,189 common shares owned by Wing Shing Holdings Company and 773,181 common shares beneficially owned by or issuable to various officers and directors within 60 days after May 31, 2001 upon exercise of options granted under our 1997 stock option plan.

            1997 stock option plan. Our 1997 stock option plan was adopted by our board of directors in September 1997. The plan provides for the grant of

            . options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees; and

            . options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the board of directors, or a committee of outside directors appointed by the board, which determines

            .   the terms of options, including the exercise price;

            .   the number of common shares subject to the option;

            .   and the terms and conditions of exercise.

No option granted under the plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all ISOs granted under the plan must be at least equal to the fair market value of such common shares on the date of grant. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of our outstanding capital stock, the exercise price of any ISO must be not less than 110% of the fair market value on the date of grant. The term of each option granted under the plan may be established by the board of directors, or a committee of the board, in its sole discretion; provided, however, that the maximum term of each ISO granted under the plan is 10 years. With respect to any ISO granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of our outstanding capital stock, the maximum term is five years.

            The total number of common shares available for options under the plan is 1.6 million shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

            . In September 1997, 322,000 common shares to employees and a consultant with an exercise price of $14.50 per share;

            . In March 1998, 283,800 common shares to employees and consultants with an exercise price of $19.00 per share;

            . In August 1998, 250,000 common shares to two directors with an exercise price of $8.31 per share;

            . In July and December 1998, 18,000 common shares to two officers with an exercise price of $19.00 per share;

            . In April 1999, 50,000 common shares to a consultant, with 15,000 common shares with an exercise price of $4.75 per share and 35,000 common shares with an exercise price per share equal to the prevailing market price at the time of vesting;

            . In October 1999, 50,000 common shares to an officer with an exercise price of $5.00 per share;

            . In March 2000, 208,100 common shares to directors, employees and a consultant with an exercise prices ranging from $5.00 to $19.00 per share;

            . In October 2000, 2,500 common shares to a consultant with an exercise price of $5.75 per share; and

            . In April 2000 and March 2001, 12,700 common shares to ten employees with an exercise price of $6.25 per share.

The options vest over varying periods of up to five years and are all exercisable for a period of 10 years from the date of grant.

            On May 10, 2000, due to our stock price being significantly below the option exercise prices and the corresponding lack of incentive that the options were intended to provide, our board of directors authorized a voluntary exchange program for holders of options with an exercise price greater than $6.25. This exchange program allows holders to surrender their original options for cancellation by us in return for a reduced number of options with an exercise price of $6.25 providing for a similar aggregate value as calculated under the Black Scholes method. Under the offer, all other terms of the original options, including expiration and vesting dates, remained unchanged. During fiscal 2001, as part of the exchange program, options to purchase 212,925 common shares at an exercise price higher than $6.25 per share were exchanged for options to purchase the same number of shares at an exercise price of $6.25 pre share.

            1999 employee stock purchase plan. Our 1999 employee stock purchase plan was adopted by our board of directors in January 1999. The plan was approved by our stockholders at our annual meeting of stockholders in March 1999. The total number of common shares which may be granted under the plan is 180,000 common shares. Stock grants may be awarded under the plan to our employees, including officers and directors, and our non-employee directors and consultants in consideration for their service to us. As of March 31, 2001, we have granted, in the aggregate, 47,253 common shares under the plan.

            The plan is administered by our board of directors, or a committee of our board of directors, which determines

            .   the participants to be awarded stock grants;

            . the number of shares subject to each stock grant, or the formula pursuant to which such number will be determined;

            .   the date of award and the vesting; and

            .   expiration terms applicable to each stock grant.

The award of stock grants may, but need not, be conditioned on the participant electing to forego his or her right to all or any part of his or her cash salary or cash bonus. Our board of directors may provide that the common shares issued upon receipt of any stock grant shall be subject to such further conditions, restrictions or agreements as they in their discretion may specify prior to the receipt of such stock grant, including without limitation, deferrals on issuance, conditions on vesting or transferability, and forfeiture or repurchase provisions. Our board of directors may establish rules for the deferred delivery of common shares upon receipt of a stock grant.

Item 7.     Majority Shareholders and Related Party Transactions.

A.          Major shareholders.

            The following table sets forth information regarding the share ownership in Global-Tech as of May 31, 2001 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

                                       Name of Owner(1)                              Number of Shares             Percentage
------------------------------------------------------------------------------------------------------------------------------
Wing Shing Holdings Company Limited(2)...............................                   7,555,189                   62.3%
Heartland Advisors, Inc.(3)..........................................                   1,300,100                   10.7
The Baupost Group, L.L.C.(4).........................................                   1,074,000                    8.8

-------------

(1) Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.

(2) Wing Shing Holdings owns 7,555,189 of the issued and outstanding common shares. The common share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 20% by John Sham and 15% by each of Shun Chi Hui and Wai Chun Hui. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 43% by John Sham and approximately 11% by each of Shun Chi Hui and Wai Chun Hui.

(3) Based on a Schedule 13G/A, dated January 16, 2001, filed by Heartland Advisors, Inc. with the SEC.

(4) Based on a Schedule 13G/A, dated February 12, 2001, filed by The Baupost Group, L.L.C. with the SEC.

            In the last three years, none of the major shareholders listed in the table above has significantly changed its respective percentage ownership, except that Heartland Advisors, Inc. purchased a 10.6% beneficial ownership interest in us in September 2000.

            Our major shareholders do not have different voting rights.

            As of May 31, 2001, approximately 33.0% of our outstanding common shares were held in the United States by 11 holders registered on the books of our transfer agent.

            To the best of our knowledge, we are not subject to any arrangements the operation of which may at a subsequent date result in a change in control of Global-Tech.

B.          Related party transactions.

Lease Agreement with Wing Shing Products Company

            We lease approximately 26,500 square feet of space for our executive offices from Wing Shing Products Company Limited, a company owned by the Sham family. The lease expires on March 31, 2002 and is terminable by Wing Shing Products upon not less than six months' notice to us in the event that Wing Shing Products enters into a contract for the sale of the premises or decides to redevelop, demolish or rebuild the premises. Under the lease, we pay monthly rent of approximately $19,000. We believe the lease is on terms no less favorable than could have been received from unaffiliated third parties.

Sales to Related Parties in Thailand

            During fiscal 1998, 1999 and 2000, we sold products in the amounts of $410,000, $0 and $0, respectively, to Universal Appliances Ltd. and $98,000, $173,000 and $247,000, respectively, to U.N.I. Products Co. Ltd , or UNI, both of which are Thailand corporations that, among other things, trade in housewares and small household appliances. Kwong Ho Sham, John C.K. Sham and other members of the Sham family were the beneficial owners of approximately 44.6% of the equity of Universal until August 2001 and 47.1% of the equity of UNI until January 1999, at which respective times they disposed of their respective holdings. We believe that sales to Universal and UNI were on terms no less favorable than those offered to disinterested third parties. We continue to sell products to UNI.

Loan to Associate of a Director

            In October 1998, we made a loan to a start-up U.S. corporation in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of March 31, 2000, accrued interest on the loan was approximately $187,000. As this company is in a development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all.

Loan to a Director

            In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000; however, such payment shall be forgiven in arrears on each payment due date in consideration for the director's continued service to us.

Our Policy Concerning Certain Transactions

            In the past, certain related party transactions were not negotiated on an arm's length basis. Since our initial public offering, our policy has been that all transactions between us and our executive officers and directors must be approved by a majority of our directors who are neither our officers nor employees.

C.          Interests of experts and counsel.

            Not applicable.

Item 8.     Financial Information.

A.          Consolidated statements and other financial information.

            Our consolidated financial statements have been audited by independent auditors in accordance with the auditing standards generally accepted in the United States. A consolidated balance sheet is presented for fiscal 2001 and 2000 along with a consolidated statement of income, statement of cash flow and statement of change in shareholders' equity which are presented for fiscal 1999, 2000 and 2001. See "Item 18--Financial Statements" for detailed financial information.

Percentage of Export Sales

            Export sales constitutes all of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see
Note 22(a) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.


Legal Proceedings

            Except as set forth below, we are not a party to any material litigation or arbitration and no material litigation or claim is known to us to be pending or threatened against us or with respect to any of our properties.

            On October 13, 1998, Kenwood Painted Metals, Inc. filed a claim against one of our subsidiaries in the High Court of the Hong Kong Special Administrative Region alleging that the subsidiary had not settled the outstanding balance of approximately $509,000 relating to certain goods purchased from Kenwood. The subsidiary filed a counter claim against Kenwood for loss and damages suffered as a result of the defects found in the goods delivered by Kenwood. The subsidiary finally reached a settlement with Kenwood on this court case by entering into a Tomlin Order dated March 24, 2001, under which Kenwood will process and ship new goods to us to replace certain defective goods in return for the subsidiary agreeing to pay Kenwood a total sum of $300,000 in full and final settlement of any and all claims that each party shall have against the other. All replacement goods shipped by Kenwood have been received by the subsidiary and it paid the full sum of $300,000 to Kenwood in June 2001. Accordingly, this court case has been fully settled.

            A subsidiary of ours filed a complaint in 1999 seeking to recover the amount due, together with interest thereon, of overdue receivables from Appliance Corp. of America, or ACA. The subsidiary obtained a judgment from the United States District Court for the Eastern District of New York against ACA for the full amount owed plus interest. On April 7, 2000, after receiving $1.1 million, the full amount of the judgment entered against ACA, the subsidiary provided ACA with a satisfaction of judgment.

            Certain of our agreements with our ODM customers include an indemnification provision whereby we undertake to hold harmless and indemnify the respective customer from all suits that may be brought against them for infringement of any patents or registered designs in connection with the sale of the products manufactured by us.

            On March 10, 1998, SEB, S.A. filed suit against Sunbeam Corporation in the U.S. District Court of New Jersey for patent infringement. SEB later amended its complaint to add us and one of our subsidiaries as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB which covers certain features of deep fryers. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against us and our subsidiary for breach of our alleged obligation to indemnify Sunbeam against SEB's patent infringement claims. Both we and the subsidiary moved to dismiss the complaints for lack of personal jurisdiction. The claim of SEB has been settled with Sunbeam, and dismissed against us and the subsidiary on jurisdictional grounds.

            After dismissal of the action in New Jersey, SEB commenced an action on August 28, 1999 in the United States District Court for the Southern District of New York against us, one of our subsidiaries and Montgomery Ward, a customer, for infringement of SEB's patent relating to a deep fryer. On December 15, 1999, the district court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt based upon the sale of a modified deep fryer product by us. While that motion was pending, Montgomery Ward filed for protection under the Bankruptcy Act. The action has therefore been stayed as against Montgomery Ward. On March 20, 2001, the district court found that the modified deep fryer infringed the patent under the doctrine of equivalent. On June 12, 2001, the district court denied SEB's application for a contempt citation. Discovery is continuing.

            On December 15, 1999, a subsidiary of ours asserted counterclaims against Sunbeam in connection with the product supply agreement. Sunbeam moved to dismiss certain claims and the subsidiary opposed the motion. The court has not yet resolved the motion. The parties began taking discovery. The court ordered that fact discovery be completed by October 1, 2000, and expert discovery be completed by December 5, 2000. Sunbeam also moved before the Judicial Panel on Multi-District Litigation to consolidate the action with a group of securities-related actions asserted against Sunbeam pending in the Southern District of Florida. The subsidiary opposed the motion. The Panel denied Sunbeam's motion. This case has been stayed as a result of the bankruptcy filing of Sunbeam on February 6, 2001.

            On February 9, 2001, a subsidiary of ours commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. for infringement of U.S. Patent No. Dex. 348,585. On February 23, 2001, Sunbeam commenced an adversary proceeding against the subsidiary in the United States Bankruptcy Court for the Southern District of New York asserting that it owned the Design Patent or had a permanent license for it. Upon the application of Sunbeam, by order dated February 26, 2001, the Bankruptcy Court extended the automatic stay resulting from Sunbeam's filing to prevent the subsidiary from continuing its claim against Simatelex pending further order of the Bankruptcy Court. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent. The parties have engaged in discovery. The parties moved for summary judgment on the issue of liability for patent infringement. The Court is scheduled to hear oral argument on those motions on July 24, 2001.

            An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition. After considering all facts known to us, however, we do not believe that these actions will have such a material adverse effect.

Dividends

            We are a holding company and have no business operations other than ownership of our subsidiaries. In the event that we should decide to pay cash dividends, as a holding company, our ability to pay dividends and meet other obligations would depend upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to us as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. Restrictions on currency conversion may be in effect from time to time but have not had a material effect on us in the past.

            Pursuant to a resolution dated May 10, 2000, our board of directors declared a dividend of $1.35 per common share which was paid on June 16, 2000 to our shareholders of record at the close of business on June 5, 2000. There can be no assurance that we will declare such a dividend again in the future.

B.          Significant changes.

            There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.     The Offer and Listing.

A.          Offer and listing details.

            Our common shares began trading on the New York Stock Exchange, or NYSE, under the symbol "GAI" on April 8, 1998. The following table lists the high and low closing prices on the NYSE for the periods indicated.


                                                     High              Low
                                                   -------            ------
Fiscal 1998:
Annual (since April 8, 1998).................      $21.625            $3.875

Fiscal 1999:
First Quarter................................        6.188             3.875
Second Quarter...............................        6.688             5.000
Third Quarter................................        7.063             4.313
Fourth Quarter...............................        7.000             5.375
Annual.......................................        7.063             3.875

Fiscal 2000:
First Quarter................................        6.870             4.250
Second Quarter...............................        5.560             4.000
Third Quarter................................        5.120             3.250
Fourth Quarter...............................        4.850             3.870
Annual.......................................        6.870             3.250

Fiscal 2001:
First Quarter................................        5.200             4.570

Month Ended:
February 29, 2001............................        4.800             4.250
March 31, 2001...............................        4.750             4.600
April 30, 2001...............................        4.750             4.570
May 31, 2001.................................        4.900             4.680
June 30, 2001................................        5.200             4.850
July 31, 2001................................        6.150             5.120

B.          Plan of distribution.

            Not applicable.

C.          Markets.

            Not applicable.

D.          Selling shareholders.

            Not applicable.

E.          Dilution.

            Not applicable.

F.          Expenses of the issue.

            Not applicable.

Item 10.       Additional Information.

A.          Share capital.

            Not applicable.

B.          Memorandum and articles of association.

Objects and Purposes

            Our objects and purposes are described in Clause 4 of our memorandum of association and are generally to engage in any act or activity that is not prohibited under British Virgin Islands law.

Directors

            British Virgin Islands law and our articles of association provide that no agreement or transaction between us and one or more of our directors or any entity in which any director has a financial interest or to which any director is related, including as a director of that other entity, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors. In addition, a director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for the purposes of determining whether the meeting is duly constituted.

            Our articles of association provide that with the prior or subsequent approval by a resolution of shareholders, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us.

            British Virgin Islands law and our articles of association provide that our business and affairs shall be managed by our directors, who in addition to the powers and authorities expressly conferred by our articles of association, may also exercise all such powers of the company as are not by our memorandum, articles of association or British Virgin Islands law required to be exercised by the shareholders.

            British Virgin Islands law and our articles of association do not contain an age limit requirement for our directors. Our articles of association do not contain a share qualification for directors.

Rights of Shareholders

            Our memorandum authorizes the issuance of 50,000,000 common shares and 1,000,000 preference shares. We do not have any preference shares currently outstanding. The preference shares may be issued by our board of directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

            Dividend rights. Subject to the preferential and other dividend rights of any outstanding series of preference shares, holders of our common shares will be entitled to equal dividends per share when, as and if declared by our board of directors. The board may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as they may determine. Dividends may only be declared and paid out of surplus. See "Item 8.A--Consolidated Statements and Other Financial Information--Dividend Policy." According to our articles of association, all dividends that remain unclaimed for a period of three years after their declaration may be forfeited by our board of directors for our benefit.

            Voting rights. Holders of our common shares have one vote for each share held on all matters submitted to a vote of shareholders. Our board of directors is not classified and all the directors stand for reelection at the same interval.

            Liquidation rights. In the event we are liquidated or wound up, the holders of our common shares will be treated equally on a per share basis and will be entitled to receive all of our remaining assets following distribution of the preferential and/or other amounts to be distributed to the holders of our preference shares.

            Other provisions. We have no provisions in either our memorandum or articles of association for redemption or sinking fund provisions, or providing that any shareholder has a right to share in our profits. Our common shares are not subject to further capital calls by us. We have no provisions in our memorandum or articles of association that discriminate against any existing or prospective holder of our common shares as a result of the existing or prospective holder's owning a substantial number of our common shares.

Changes to Rights of Shareholders

            Under our memorandum and articles of association and British Virgin Islands law, our memorandum and articles of association may be amended by our board of directors without shareholder approval. This includes amendments

            .   increasing or reducing our authorized capital stock;

            . authorizing the issuance of different classes of stock, including preference shares; and

            .   increasing or reducing the par value of our shares.

The board may also increase our capital without shareholder approval by transferring a portion of our surplus to capital. Or the board may reduce our capital without shareholder approval, subject to the requirements of British Virgin Island law, by transferring a portion of our capital to surplus. Our memorandum and articles of association provide that differences which may rise between us and any of our shareholders, their executors, administrators or assigns relating to our memorandum and articles of association shall, unless the parties agree to a single arbitrator, be referred to two arbitrators to be chosen by each of the differing parties. No amendment to our memorandum and articles of association will be effective unless and until it is filed with the Companies Registry of the British Virgin Islands.

            Notwithstanding the powers granted to our board of directors under our memorandum and articles of association and British Virgin Islands law, as a NYSE listed company, we must comply with certain policies and requirements of the NYSE, including the general policy requiring shareholder approval of

            . the establishment of a stock option or purchase plan, or any other arrangement, under which officers or directors may acquire stock;

            . the issuance of common stock, or of securities convertible into or exercisable for common stock, to a related party of the company;

            . the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction if the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of the stock or convertible securities, or the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or convertible securities; and

            . the issuance of securities resulting in the change of control of the company.

Shareholder approval with respect to any proposal is effective only when the total vote cast represents over 50% in interest of all securities entitled to vote on a proposal.

Annual, General and Extraordinary Meetings of Shareholders

            British Virgin Islands law and our articles of association do not require us to hold an annual meeting. We do, however, typically hold an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting.

            Under British Virgin Islands law, unless otherwise provided by a company's memorandum or articles of association, the directors may call meetings of shareholders at any time. Our articles of association require the directors to call meetings upon a written request from shareholders holding 10% or more of the outstanding voting shares.

            Our articles of association provide that notice of all meetings of shareholders shall be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear as shareholder in our share register on the date of the notice and are entitled to vote at the meeting. A meeting of shareholders may be called on shorter notice, however, if, in general, at least 90% of the total number of shares consent or shareholders holding that number of shares waive the right to notice.

Limitations on Share Ownership

            British Virgin Islands law and our memorandum and articles of association do not impose any limitations on the right of anyone to own, hold or exercise voting rights to our common shares. British Virgin Islands law does not impose any limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our common shares.

Indemnity and Insurance

            Our articles of association provide that we may indemnify directors, officers, liquidators and other individuals who act on our behalf or upon our request for liabilities and expenses that they may incur as a result of their actions. We may only indemnify a person who acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, if the person had no reasonable cause to believe that his or her conduct was unlawful. The decision of the directors as to whether a person acted honestly and in good faith is, in the absence of fraud, conclusive unless a question of law is involved. We also are entitled under our articles of association to purchase and maintain directors and officers liability insurance.

Certain Anti-Takeover Matters

            Under our memorandum and articles of association and the laws of British Virgin Islands, our memorandum and articles of association may be amended by our board of directors without shareholder approval. This includes amendments authorizing the issuance of different classes of stock, including preference shares. Our ability to amend our memorandum and articles of association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of us without any further action by our shareholders including but not limited to, a tender offer to purchase our common shares at a premium over then current market prices. In addition, the issuance of preference shares without shareholder approval, on terms as the board of directors may determine, could adversely affect the voting power of the holders of our common shares, including the loss of voting control to others.

Ownership Information

            British Virgin Islands law and our memorandum and articles of association do not provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed.

Differences from United States Law

            The laws of the British Virgin Islands governing the provisions of our memorandum and articles of association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to the holding of an annual meeting for our shareholders and the amendment of our memorandum of association. We are not required by the law of the British Virgin Islands to hold an annual meting for our shareholders but we would be required to hold an annual meeting if were incorporated under Delaware law. If we choose not to hold an annual meeting, then the ability of our shareholders to submit and vote on proposals would be significantly less than that of shareholders in U.S. companies incorporated in Delaware. In addition, our board of directors may amend our memorandum of association under certain circumstances without shareholder approval, whereas Delaware law requires shareholders to approve any amendments to a Delaware corporation's certificate of incorporation.

C.          Material contracts.

            Effective July 1, 1997, we entered into a four-year agreement with Sunbeam Products, Inc., a subsidiary of Sunbeam Corporation, to be its sole outside supplier of certain models of breadmakers, air cleaners, coffeemakers, irons, rotisseries, toaster ovens, food steamers, deep fryers and other products. The agreement is not a guarantee by Sunbeam to purchase any specific quantity of the products covered under the agreement but it provides that we will be Sunbeam's sole supplier of the specific models of the products so long as Sunbeam continues to market similar models of the products and does not manufacture the products itself. The agreement also provides that the number and pricing of products supplied to Sunbeam will be determined by the parties by mutual agreement. As consideration for the exclusivity granted, we paid Sunbeam a non-refundable $1 million incentive fee. Sunbeam may terminate the agreement upon 90 days' prior written notice to us if Sunbeam discontinues the marketing of the products or directly manufactures the products. This agreement is currently the subject of litigation. See "Item 8.A--Consolidated Statements and Other Financial Information--Legal Proceedings."

D.          Exchange controls.

            There are currently no limitations either under British Virgin Islands or U.S. law or in our articles of association to the rights of shareholders to hold or vote common shares, or to pay dividends, interest or other payments to nonresident shareholders. There are currently no restrictions in the British Virgin Islands regarding our export and import of capital, including the availability of cash and cash equivalents for use by our affiliated companies.

E.          Taxation.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

            This section summarizes the material U.S. federal income tax consequences to holders of our common shares as of the date of this annual report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law, or the possible application of U.S. federal estate, gift or excise tax. I n addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

            .   a dealer in securities or currencies;

            . a trader in securities that elects to use a market-to-market method of accounting for your securities holdings;

            .   a bank;

            .   a life insurance company;

            .   a tax-exempt organization;

            . a person that holds our common shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

            . a person whose functional currency for tax purposes is not the U.S. dollar;

            .   a person liable for alternative minimum tax; or

            . a person that owns, or is treated as owning, 10% or more of our common shares.

            The discussion is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis.

            The discussion does not cover tax consequences that depend upon your particular tax circumstances. We recommend that you consult your tax advisor about the consequences of your holding our common shares in your particular situation.

            For purposes of the discussion below, you are a "U.S. holder" if you are a beneficial owner of our common shares who or which is:

            . an individual U.S. citizen or resident alien (as specifically defined for tax purposes);

            . a corporation, or entity taxable as a corporation, that was created under U.S. law (federal or state);

            . an estate whose income is subject to U.S. federal income tax regardless of its source; or

            . a trust (x) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or
                (y) if it has a valid election in effect under applicable treasury regulations to be treated as a United States person.

            If you are not a U.S. holder, you are a "Non-U.S. holder," and the discussion below titled "Tax Consequences to Non-U.S. Holders" will apply to you.

            If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your tax advisor.

Tax Consequences to U.S. Holders

            Distributions. We typically retain all earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. If distributions are made, however, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. To the extent any distribution exceeds our accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See "Sale or Other Disposition of Common Shares" below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us. Dividends paid with respect to our common shares will generally be treated as foreign source "passive income" or, in the case of certain types of financial institutions, "financial services income," for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

            Sale or other disposition of common shares. Generally speaking, in connection with the sale or other taxable disposition of our common shares:

            . you will recognize gain or loss equal to the difference (if any) between:

            . the amount realized on such sale or other taxable disposition, and

            .   your adjusted tax basis in such common shares;

            . any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

            . any gain or loss will generally be treated as having U.S. source for U.S. foreign tax credit purposes; and

            .   your ability to deduct capital losses is subject to limitations.

            Passive foreign investment company. U.S. holders generally would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we are or were to be classified as a passive foreign investment company for U.S. federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, we do not believe that we are, nor do we expect to become, a passive foreign investment company. Notwithstanding the foregoing, we urge you to consult your own U.S. tax advisor regarding the adverse U.S. federal income tax consequences of owning the shares of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

Tax Consequences to Non-U.S. Holders

            Distributions. If you are a Non-U.S. holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless you conduct a trade or business in the United States and the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

            If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

            Sale or other disposition of common shares. If you are a Non-U.S. holder, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

            . your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States); or

            . you are an individual Non-U.S. holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

            You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

            Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. Unless we are notified by the IRS, you will not be subject to "backup" withholding of U.S. federal income tax at a rate of 31% provided that:

            .   you are a corporation or other exempt recipient; or

            . you provide a taxpayer identification number (which, in the case of an individual, is his or her taxpayer identification number) and certify that no loss of exemption from backup withholding has occurred.

            If you are not a U.S. person, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-U.S. status in order to establish that you are exempt.

            Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

                    BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

            Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares: The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

            There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges.

            There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

F.          Dividends and paying agents.

            Not Applicable.

G.          Statement by experts.

            Not Applicable.

H.          Documents on display.

            For further information with respect to us and our common shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, file reports, proxy statements and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports, proxy statements and other information, can be inspected and copied at the following public reference facilities maintained by the SEC:

          Judiciary Plaza        Seven World Trade Center     500 West Madison S
             Room 1024                  13th Floor                Suite 1400
      450 Fifth Street, N.W.     New York, New York 10048     Chicago, Illinois
       Washington, DC 20549

            Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. The

SEC maintains a website that contains registration statements, reports, proxy statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I.          Subsidiary information.

            Not Applicable.

Item 11.       Quantitative and Qualitative Disclosures About Market Risk.

            We are exposed to the impact of interest rate changes and foreign currency fluctuations. We have not entered into interest rate or foreign currency transactions for speculative purposes or otherwise. Our foreign currency exposure was immaterial at March 31, 2001.

            Our primary interest rate risk exposure results from floating rate debt. At March 31, 2001, all of our long-term debt consisted of floating rate debt. If interest rates were to increase 100 basis points (1%) from March 31, 2001 rates, and assuming no changes in long-term debt from the March 31, 2001 levels, the additional annual expense to us would be immaterial to our results of operations. We currently do not hedge our exposure to floating interest rate risk.

Item 12.       Description of Securities Other than Equity Securities.

A.          Debt securities.

            Not applicable.

B.          Warrants and rights.

            Not applicable.

                                    PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies.

            We are not in material default of any of our obligations relating to indebtedness. We are not delinquent with respect to the payment of dividends.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

            During our last fiscal year, we have not materially modified any of the rights or instruments defining the rights of our security holders. We do not have any registered securities that are secured by our assets. The trustees or paying agents for our securities have not changed during the last fiscal year.

Use of Proceeds

            On April 7, 1998, the SEC declared effective our Registration Statement on Form F-1, File No. 333-8462, for the registration of 4,830,000 common shares in our initial public offering. As of May 2001, we had used the net proceeds of the offering as follows: approximately $16.5 million for a dividend paid; $9.8 million for acquiring a majority interest in Global Lite Array; $6.6 million for the expansion of the Dongguan facility and the purchase of fuel energy saving equipment; $2.0 million for the purchase of machinery, tooling and equipment; and $10.4 million for the repayment of indebtedness. The remaining balance of $35.7 million at May 2001 continued to remain in temporary investments, including short-term marketable securities, U.S. dollar denominated interest-bearing savings accounts and a money market fund.

Item 15.       [Reserved]

            Not applicable.

Item 16.       [Reserved]

            Not applicable.

                                   PART III

Item 17.       Financial Statements.

            Not applicable.

Item 18.       Financial Statements.

            See pages F-1 through F-22 incorporated herein by reference.

Item 19.       Exhibits.

     Exhibit
      Number                      Description of Document
    ---------  -----------------------------------------------------------------

       1.1     Memorandum of Association of Global-Tech, as amended.
                   (Incorporated herein by reference to Exhibit 3.1 to Global-Tech's Registration Statement on Form F-1, SEC File No. 333-8462 (the "Registration Statement").)

       1.2     Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.2 to the Registration Statement.)

       4.1     Commission Agreement between Global-Tech and Eyal Lior.
                   (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

       4.2     Employment Agreement between Global-Tech and Kwong Ho Sham.
                   (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

       4.3     Employment Agreement between Global-Tech and John C. K. Sham.
                   (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

       4.4     Supply Agreement between Global-Tech and Sunbeam Products, Inc.
                   (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

       4.5     Lease Agreement between Global-Tech and the People's Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

       4.6     License Agreement between Global-Tech and the Buji Economic
                   Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

       4.7     Lease Agreement between Global-Tech and Wing Shing Products
                   Company Limited. (Incorporated herein by reference to Exhibit
                   10.7 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

       4.8     Amended and Restated 1997 Stock Option Plan of Global-Tech.
                   (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

       4.9     1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated
                   herein by reference to Exhibit 1 to Global-Tech's Report on Form 6-K for the month of February 1999.)

       4.10    Credit Facility Agreement between Global-Tech and Standard
                   Chartered Bank. (Incorporated herein by reference to Exhibit
                   10.11 to the Registration Statement.)

       4.11    Supplemental advice letter dated April 26, 1999 from Standard
                   Chartered Bank. (Incorporated herein by reference to Exhibit
                   10.10 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

       4.12    Supplemental advice letter dated June 1, 2000 from Standard
                   Chartered Bank.*

       4.13    Supplemental advice letter dated July 10, 2000 from Standard
                   Chartered Bank.*

       4.14    Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

       4.15    Supplemental advice letter dated September 30, 2000 from
                   HongkongBank.*

       4.16    Credit Facility Agreement dated April 7, 2000 with Citibank,
                   N.A.*

       4.17    Supplemental advice letter dated February 1, 2001 from Citibank,
                   N.A.*

       8.1     Subsidiaries of the Company.*

--------------

*       Filed herewith.

                                  SIGNATURES

            The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Date:       September 28, 2001


                                       GLOBAL-TECH APPLIANCES INC.


                                       By:          /s/  John C.K. Sham
                                           -------------------------------------
                                                       John C.K. Sham
                                           President and Chief Executive Officer

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                 --------------------------------------------

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

                                                                                                             Page
                                                                                                             ----
Report of Independent Public Accountants...................................................................  F-2
Consolidated Statements of Income and Comprehensive Income for the years ended
   March 31, 1999, 2000 and 2001...........................................................................  F-3
Consolidated Balance Sheets as of  March 31, 2000 and March 31, 2001.......................................  F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended
   March 31, 1999, 2000 and 2001...........................................................................  F-5
Consolidated Statements of Cash Flows for the years ended March 31, 1999, 2000 and 2001....................  F-6
Notes to the Consolidated Financial Statements.............................................................  F-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of Global-Tech Appliances Inc.:


We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. (a company incorporated in the British Virgin Islands; "Global-Tech") and Subsidiaries ("the Company") as of March 31, 2000 and 2001, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the years ended March 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global-Tech Appliances Inc. and Subsidiaries as of March 31, 2000 and 2001, and the results of their operations and their cash flows for the years ended March 31, 1999, 2000 and 2001, in conformity with generally accepted accounting principles in the United States of America.




ARTHUR ANDERSEN & CO.

Certified Public Accountants

Hong Kong
July 17, 2001

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                 --------------------------------------------

          CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
          ----------------------------------------------------------

               FOR THE YEARS ENDED MARCH 31, 1999, 2000 and 2001
               -------------------------------------------------

                 (Amounts expressed in United States dollars)

                                                                                   1999                2000                2001
                                                                              -------------       -------------       -------------
Net sales (Note 22)                                                           $  84,069,738       $  92,356,993       $ 108,378,912

Cost of goods sold                                                              (63,032,595)        (70,646,639)        (85,563,357)
                                                                              -------------       -------------       -------------

            Gross profit                                                         21,037,143          21,710,354          22,815,555

Selling, general and administrative expenses                                    (15,649,840)        (15,947,514)        (15,927,158)

Legal and professional fees on potential
     acquisitions (Note 19)                                                              --            (500,484)                 --
Write-off of inventory and tooling (Note 20)                                             --                  --          (4,991,407)
Loss on cessation of a product line (Note 21)                                            --                  --          (2,523,293)
                                                                              -------------       -------------       -------------

            Operating income (loss)                                               5,387,303           5,262,356            (626,303)

Interest expense                                                                   (804,843)           (216,894)           (269,297)

Interest income                                                                   3,391,922           3,461,098           3,729,455

Other income, net                                                                   342,888             450,901             448,618
                                                                              -------------       -------------       -------------

            Income before income taxes                                            8,317,270           8,957,461           3,282,473

Provision for income taxes (Note 13)                                               (419,758)           (224,890)           (513,147)
                                                                              -------------       -------------       -------------

            Net income                                                        $   7,897,512       $   8,732,571       $   2,769,326

Other comprehensive income -
     Unrealised (loss) gain on marketable
       securities, net of tax                                                      (399,409)             35,675            (186,523)
                                                                              -------------       -------------       -------------

            Total comprehensive income                                        $   7,498,103       $   8,768,246       $   2,582,803
                                                                              =============       =============       =============

Net income per common share                                                   $        0.65       $        0.72       $        0.23
                                                                              =============       =============       =============

Weighted average number of shares
     outstanding                                                                 12,235,045          12,109,136          12,134,846
                                                                              =============       =============       =============


   The accompanying notes are an integral part of these financial statements.

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                  --------------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                          AS OF MARCH 31, 2000 and 2001
                          -----------------------------

                  (Amounts expressed in United States dollars)

                                                                                   2 0 0 0                        2 0 0 1
                                                                           -----------------------        -----------------------
ASSETS
------

Current assets:
   Cash and cash equivalents (Notes 4 & 24)                                $            53,647,296        $            28,489,112
   Short-term investments (Note 5)                                                      20,278,224                     31,220,932
   Accounts receivable, net (Notes 6 & 24)                                               7,167,468                      9,389,632
   Deposits, prepayments and other assets (Note 7)                                       3,364,470                      9,160,171
   Inventories (Note 8)                                                                 18,159,948                     14,898,127
                                                                           -----------------------        -----------------------

            Total current assets                                                       102,617,406                     93,157,974

Loan to a director (Note 7)                                                                461,217                        384,114
Property, plant and equipment (Note 9)                                                  29,304,669                     38,493,045
Construction-in-progress                                                                 7,319,980                              -
Patents (Note 10)                                                                           14,459                         13,168
                                                                           -----------------------        -----------------------

            Total assets                                                   $           139,717,731        $           132,048,301
                                                                           =======================        =======================

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
   Short-term bank borrowings (Notes 11 & 24)                              $                 1,895        $               -
   Current portion of long-term bank loans (Notes 12 & 24)                               1,063,084                      1,138,505
   Accounts payable                                                                      8,734,132                     14,007,213
   Fees payable for land use rights                                                        378,118                        257,888
   Salaries and allowances payable                                                         459,349                        928,193
   Advance payments from customers                                                          70,580                        184,408
   Accrued expenses (Note 17)                                                            2,191,741                      2,551,376
   Income tax provision                                                                  2,505,132                      3,013,901
                                                                           -----------------------        -----------------------

            Total current liabilities                                                   15,404,031                     22,081,484

Long-term bank loans (Notes 12 & 24)                                                     1,407,453                        907,753
                                                                           -----------------------        -----------------------

            Total liabilities                                                           16,811,484                     22,989,237
                                                                           -----------------------        -----------------------

Shareholders' equity:
   Preferred stock, par value $0.01; 1,000,000 shares
      authorized; no shares issued (Note 15)                                                     -                              -
   Common stock, par value $0.01; 50,000,000 shares
      authorized; 12,830,000 issued as of March 31,
      2000 and March 31, 2001 (Note 15)                                                    128,300                        128,300
   Additional paid-in capital (Note 15)                                                 81,661,840                     81,661,840
   Retained earnings                                                                    46,237,343                     32,456,646
   Accumulated other comprehensive deficit                                                (363,734)                      (550,257)
   Less: Treasury stock, at cost, 703,899 as of March 31,
      2000 and 692,647 shares as of March 31, 2001 (Note 15)                            (4,757,502)                    (4,637,465)
                                                                           -----------------------        -----------------------

            Total shareholders' equity                                                 122,906,247                    109,059,064
                                                                           -----------------------        -----------------------

            Total liabilities and shareholders' equity                     $           139,717,731        $           132,048,301
                                                                           =======================        =======================

  The accompanying notes are an integral part of these financial statements.

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                 --------------------------------------------


          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          ----------------------------------------------------------

               FOR THE YEARS ENDED MARCH 31, 1999, 2000 and 2001
               -------------------------------------------------

                 (Amounts expressed in United States dollars)

                                 Number of shares                                      Amounts
                             -----------------------  ------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                Additional                                 other          Total
                               Common    Treasury     Common     paid-in       Retained     Treasury    comprehensive  shareholders'
                               stock      stock       stock      capital       earnings      stock        deficit         equity
                             ---------- ----------  ---------- ------------  ------------  -----------  -------------  -------------
Balance as of March 31,
   1998                       8,000,000         --  $   80,000 $         --  $ 29,900,224  $        --  $          --  $ 29,980,224

Issuance of common stock      4,830,000         --      48,300   91,721,700            --           --             --    91,770,000

Common stock issuance
   expenditure                       --         --          --  (10,059,860)           --           --             --   (10,059,860)

Purchase of treasury stock           --   (739,900)         --           --            --   (5,225,804)            --    (5,225,804)

Other comprehensive income -
   unrealised loss on
   marketable securities,
   net of tax                        --         --          --           --            --           --       (399,409)     (399,409)

Net income                           --         --          --           --     7,897,512           --             --     7,897,512
                             ---------- ----------  ---------- ------------  ------------  ----------   -------------  ------------

Balance as of March 31,
   1999                      12,830,000   (739,900)    128,300   81,661,840    37,797,736   (5,225,804)      (399,409)  113,962,663

Issuance of treasury stock           --     36,001          --           --            --      468,302             --       468,302

Other comprehensive income -
   unrealised gain on
   marketable securities,
   net of tax                        --         --          --           --            --           --         35,675        35,675

Loss on issuance of
   treasury stock                    --         --          --           --      (292,964)          --             --      (292,964)

Net income                           --         --          --           --     8,732,571           --             --     8,732,571
                             ---------- ----------  ---------- ------------  ------------  ----------   -------------  ------------

Balance as of March 31,
   2000                      12,830,000   (703,899)    128,300   81,661,840    46,237,343   (4,757,502)      (363,734)  122,906,247

Issuance of treasury stock           --     11,252          --           --            --      120,037             --       120,037

Other comprehensive income -
   unrealised loss on
   marketable securities,
   net of tax                        --         --          --           --            --           --       (186,523)     (186,523)

Loss on issuance of
   treasury stock                    --         --          --           --       (54,605)          --             --       (54,605)

Dividend paid                        --         --          --           --   (16,495,418)          --             --   (16,495,418)

Net income                           --         --          --           --     2,769,326           --             --     2,769,326
                             ---------- ----------  ---------- ------------  ------------  -----------  -------------  ------------
Balance as of March 31,
   2001                      12,830,000   (692,647) $  128,300 $ 81,661,840  $ 32,456,646  $(4,637,465) $    (550,257) $109,059,064
                             ========== ==========  ========== ============  ============  ===========  =============  ============

  The accompanying notes are an integral part of these financial statements.

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                 --------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

               FOR THE YEARS ENDED MARCH 31, 1999, 2000 and 2001
               -------------------------------------------------

                 (Amounts expressed in United States dollars)

                                                                                 1 9 9 9              2 0 0 0             2 0 0 1
                                                                               ------------        ------------        ------------

Cash flows from operating activities:
-------------------------------------
Net income                                                                     $  7,897,512        $  8,732,571        $  2,769,326
Adjustments to reconcile net income to net cash provided by
     operating activities:
Depreciation and amortization                                                     3,318,672           3,822,248           4,439,161
Loss on disposal of property, plant and equipment                                        --                  --             733,193
Realised gain on disposal of short term investment                                       --                  --             (12,738)
Decrease in deferred income taxes                                                        --             (20,656)                 --
Decrease in restricted cash                                                         880,451                  --                  --
(Increase) decrease in accounts receivable, net                                  (4,235,571)            915,367          (2,222,164)
Increase in deposits, prepayments and other assets                                 (644,099)           (727,540)         (5,795,701)
Decrease in inventories                                                           1,727,845           1,912,224           3,261,821
Increase (decrease) in accounts payable                                             590,563            (227,270)          5,280,913
Decrease in fees payable for land use rights                                       (206,558)           (134,740)           (120,230)
Increase (decrease) in salaries and allowances payable                              250,028            (314,706)            468,844
Increase (decrease) in advance payments from customers                               25,231             (51,836)            113,828
(Decrease) increase in accrued expenses                                          (2,123,069)             92,767             351,803
Increase in income tax payable                                                      419,758             245,546             508,769
                                                                               ------------        ------------        ------------
Net cash provided by operating activities                                         7,900,763          14,243,975           9,776,825
                                                                               ------------        ------------        ------------

                                                               (To be continued)

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                 --------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

          FOR THE YEARS ENDED MARCH 31, 1999, 2000 and 2001 (Cont'd)
          -------------------------------------------------

                 (Amounts expressed in United States dollars)


                                                                               1 9 9 9              2 0 0 0              2 0 0 1
                                                                             ------------         ------------         ------------

Cash flows from investing activities:
-------------------------------------

Proceeds from disposal of property, plant and equipment                                --                   --              180,092
Proceeds from disposal of short-term investments                                       --                   --           51,277,779
Purchase of short-term investments                                            (10,941,072)          (9,700,886)         (62,394,272)
Purchases of property, plant and equipment                                     (5,316,523)          (4,716,928)          (5,535,837)
Additions to construction-in-progress                                          (4,628,934)          (1,221,664)          (1,683,714)
(Increase) decrease in loan to a director                                              --             (461,217)              77,103
                                                                             ------------         ------------         ------------
Net cash used in investing activities                                         (20,886,529)         (16,100,695)         (18,078,849)
                                                                             ------------         ------------         ------------

Cash flows from financing activities:
-------------------------------------

Proceeds from issuance of common stock                                         91,770,000                   --                   --
Stock issuance costs                                                           (6,517,438)                  --                   --
Purchase of treasury stock                                                     (5,225,804)                  --                   --
Issuance of treasury stock to employees                                                --              175,338               65,432
Repayment of short-term bank borrowings                                       (11,779,183)          (1,714,618)              (1,895)
Increase in long-term bank loans                                                1,523,367            1,377,466              645,977
Repayment of long-term bank loans                                                (579,948)            (848,393)          (1,070,256)
Dividend paid                                                                          --                   --          (16,495,418)
                                                                             ------------         ------------         ------------

Net cash provided by (used in) financing activities                            69,190,994           (1,010,207)         (16,856,160)
                                                                             ------------         ------------         ------------

Net increase (decrease) in cash and cash equivalents                           56,205,228           (2,866,927)         (25,158,184)

Cash and cash equivalents at beginning of year                                    308,995           56,514,223           53,647,296
                                                                             ------------         ------------         ------------

Cash and cash equivalents at end of year                                     $ 56,514,223         $ 53,647,296         $ 28,489,112
                                                                             ============         ============         ============

Supplemental disclosure information:
     Cash paid for interest expense                                          $    804,843         $    216,894         $    269,297
                                                                             ============         ============         ============




   The accompanying notes are an integral part of these financial statements.

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                 --------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

     (Amounts expressed in United States dollars unless otherwise stated)



1.        ORGANIZATION AND PRINCIPAL ACTIVITIES
-----------------------------------------------

Global-Tech Appliances Inc. ("Global-Tech"), was incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company". The Company is a designer and manufacturer of a wide range of small household appliances. The Company's manufacturing operation is located in Dongguan, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States of America and Europe.

The common stock of the Company is listed on the New York Stock Exchange.

2.        SUBSIDIARIES
----------------------

Details of Global-Tech's principal subsidiaries as of March 31, 2001 were as follows:

                                                                                                        Percentage of
                                                                                                       equity interest
                   Name of subsidiary                            Place of incorporation                      held
-----------------------------------------------------      -----------------------------------      -----------------------
Pentalpha Enterprises Limited ("PEL")                        Hong Kong                                       100%

Kwong Lee Shun Trading Company Limited ("KLS")               Hong Kong                                       100%

Pentalpha Hong Kong Limited ("PHK")                          Hong Kong                                       100%

Dongguan Wing Shing Electrical Products Factory
   Company Limited ("DWS")                                   China                                           100%

Wing Shing Products (BVI) Company Limited
   ("WSPBVI")                                                British Virgin Islands                          100%

Wing Shing Overseas Limited ("WSO")                          British Virgin Islands                          100%

Global-Tech USA, Inc. ("GTU")                                United States of America                        100%

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

a.        Basis of consolidation
          ----------------------

          The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

b.        Subsidiaries
          ------------

          A company is a subsidiary if more than 50% of the issued voting capital is held long-term directly or indirectly.

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
----------------------------------------------------

c.        Sales
          -----

          Sales represent the gross invoiced sales, net of discounts and returns, and are recognized when goods are shipped and title has passed.

d.        Advertising costs
          -----------------

          Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer's purchase of goods, and are charged to expense as incurred.

e.        Foreign currencies
          ------------------

          The Company considers the U.S. dollar as its functional currency, as most of the Company's business activities are denominated in U.S. dollars. (Note: The Hong Kong dollar is pegged to the United States dollar at the exchange rate of approximately $1 to HK$7.8).

          Individual subsidiaries maintain their books and records in their respective currencies. In the financial statements of the individual companies, transactions in other currencies during the year are translated into the respective currencies at exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in other currencies at any balance sheet date are remeasured into the functional currency at the rates of exchange in effect at such balance sheet date. Non-monetary assets and liabilities, income and expenses denominated in other currencies are remeasured into the functional currency at the rates of exchange in effect at the time of the transactions. Aggregate gains and losses from the remeasurement into the functional currency, which were insignificant, were included in the results of operations.

f.        Operating leases
          ----------------

          Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to the statement of income on a straight-line basis over the period of the relevant leases.

g.        Income taxes
          ------------

          The Company accounts for income taxes under the provisions of SFAS No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all temporary differences between the tax and financial statement bases of assets and liabilities.

h.        Net income per common share
          ---------------------------

          The computation of net income per common share is based on the weighted average number of shares of common stock outstanding, on the basis that the Share Split and the Issuance (see Note 15) had been consummated prior to the years presented, in accordance with SFAS No.
          128. Diluted net income per common share is not presented because the effect of the assumed exercise of stock options is not material. The Company will continue to follow the provisions of APB Opinion No. 25 to account for stock options but will provide the pro forma disclosures required by SFAS No. 123.

3.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
------------------------------------------------------

i.          Investments
            -----------

            Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents.

            Investments with maturities greater than three months and less than one year are classified as short-term investments. Investments with maturities greater than one year are classified as long-term investments.

            The Company accounts for investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates. All of the Company's marketable equity investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealised gains and losses, net of tax, recorded in shareholders' equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary, on available-for-sale securities are reported in other income or expense.

j.          Inventories
            -----------

            Inventories are stated at the lower of cost and net realizable value. Cost, calculated on the first-in first-out basis, comprises materials and, where applicable, direct labor and an appropriate proportion of production overhead expenditure. Net realizable value is determined on the basis of estimated selling prices, less further costs expected to be incurred to completion and direct selling and distribution expenses. Provision is made for obsolete, slow-moving or defective items where considered appropriate by management.

k.          Property, plant and equipment
            -----------------------------

            Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains or losses on disposal are reflected in current operations. Depreciation is calculated on the straight-line or reducing balance basis at annual rates estimated to write off the cost of each asset over its expected useful life. The annual rates are as follows:

                                                                       Annual rate                                  Method
                                                           ----------------------------------             --------------------------
            Leasehold improvements and buildings            Over the remaining lease term                         Straight-line
            Land use rights                                 Over the business license period                      Straight-line
            Plant and machinery                             15%                                                   Reducing balance
            Moulds                                          20%                                                   Straight-line
            Motor vehicles                                  15%                                                   Straight-line
            Furniture, fixtures and equipment               15%                                                   Straight-line

            The Company recognizes an impairment loss on property, plant and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges), indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation, and when the carrying amount of the asset cannot be realized through sale. Measurement of the impairment loss is based on the fair value of the assets.

            The Company's manufacturing plant is located in China. The cost of the land use rights is amortized on a straight-line basis over the period of the business license of DWS, which is 30 years from 1993.

            Maintenance and repairs are charged to expense as incurred; improvements are capitalized.

3.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
------------------------------------------------------

l.          Patents
            -------

            Patents are stated at the historical cost incurred by a shareholder, who transferred the patents to the Company, and are amortized on a straight-line basis over the expected future economic lives ranging from 11 to 20 years.

m.          Comprehensive income
            --------------------

            The Company has adopted SFAS No. 130 which establishes guidance for the reporting and display of comprehensive income and its components. The purpose of reporting comprehensive income is to report a measure of all changes in equity that resulted from recognized transactions and other economic events of the period other than transactions with shareholders. Adoption of the standard had no economic impact on the Company's consolidated financial position, results of operations or cash flows, although the presentation of certain items has changed. The accumulated other comprehensive income included in the consolidated balance sheets consists of unrealised loss on marketable securities as of the end of each year.

n.          Use of estimates
            ----------------

            The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

o.          Loss contingencies
            ------------------

            The Company provides for costs related to contingencies when a loss is probable and the amount is a reasonably estimate. Although management believes, after consultation with general counsel, that adequate reserves have been provided for all known contingencies, the ultimate cost will depend on the resolution of the uncertainties. Therefore, it is possible that additional reserves could be required in the future.

p.          Cash and cash equivalents
            -------------------------

            Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

q.          New accounting pronouncements
            -----------------------------

            In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Accounting for business combinations," and SFAS No. 142, "Goodwill and other intangible assets." The Company must adopt these standards on April 1, 2002 which may affect accounting for business combinations consummated after June 30, 2001 and that for existing goodwill and other intangible assets of the Company upon adoption. The standards require, among other provisions, companies to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. Additionally, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the Statements' criteria. Under the new standards, the Company will no longer amortize goodwill while intangible assets will continue to be amortized over its estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. Intangible assets with indeterminable useful lives will not be amortized but assessed for impairment in accordance with SFAS No.
            121. The Company has not yet completed its assessment of the impact these new standards may have on the accompanying financial statements and cannot estimate whether related impact would be material or not.

4.          CASH AND CASH EQUIVALENTS
-------------------------------------

                                               2 0 0 0            2 0 0 1
                                           ---------------    ---------------
Cash on hand and in bank                   $    14,535,500    $    17,204,322

Money market fund                               39,111,796         11,284,790
                                           ---------------    ---------------

                                           $    53,647,296    $    28,489,112
                                           ===============    ===============

5.          SHORT-TERM INVESTMENTS
----------------------------------

                                               2 0 0 0            2 0 0 1
                                           ---------------    ---------------

Treasury bills                             $             -    $    26,692,190

Federal bank notes                              19,584,257                  -

Debt securities                                          -          3,961,798

Listed shares                                      693,967            566,944
                                           ---------------    ---------------

                                           $    20,278,224    $    31,220,932
                                           ===============    ===============

The unrealised loss of $550,257 as of March 31, 2001 (2000: $363,734) arising from the above short-term investments is reported under other comprehensive deficit as part of shareholders' equity.

6.          ACCOUNTS RECEIVABLE, NET
------------------------------------

                                               2 0 0 0            2 0 0 1
                                           ---------------    ---------------

Trade receivables                          $     7,181,090    $     9,396,874

Less: Allowance for doubtful accounts              (13,622)            (7,242)
                                           ---------------    ---------------

                                           $     7,167,468    $     9,389,632
                                           ===============    ===============

During the year ended March 31, 2001, no trade receivables (2000 - $2,823) were written off against the allowance for doubtful accounts.

7.          RELATED PARTY TRANSACTIONS
--------------------------------------

A related party is any party that controls or can significantly influence the management or operating policies of the Company to the extent that the Company may be prevented from fully pursuing its own interests. Such parties would include affiliates, investors accounted for by the equity method, trusts for the benefit of employees, principal shareholders, management, and immediate family members of shareholders or management.

The Company had the following transactions and balances with related parties:

a. During the years ended March 31, 1999, 2000 and 2001, the Company incurred annual real estate rental expenses of approximately $223,000, $223,000 and $223,000, respectively, to a related company.

b. In October 1998, the Company extended an unsecured loan of $1,000,000 to a U.S. corporation wholly owned by the spouse of a director of the Company. The loan was granted to finance its start up costs and working capital. The loan bears interest at a fixed annual rate of 7.0% and is payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of March 31, 2000 and 2001, the loan was included in deposits, prepayments and other assets on the accompanying consolidated balance sheet.

7.          RELATED PARTY TRANSACTIONS (Cont'd)
--------------------------------------

c. In October 1999, the Company made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02% and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 2000; however, such payments shall be forgiven in arrears on each payment due date in consideration for the director's continued employment by the Company.

8.          INVENTORIES
-----------------------
                                                  2 0 0 0           2 0 0 1
                                             ----------------   ---------------

Raw materials                                $     12,635,121   $     8,730,373
Work-in-progress                                    4,121,317         4,297,842
Finished goods                                      1,403,510         1,869,912
                                             ----------------   ---------------

                                             $     18,159,948   $    14,898,127
                                             ================   ===============
9.          PROPERTY, PLANT AND EQUIPMENT
-----------------------------------------
                                                  2 0 0 0           2 0 0 1
                                             ----------------   ---------------

Leasehold improvements and buildings         $     12,185,772   $    21,159,378
Land use rights                                     2,987,351         2,036,977
Plant and machinery                                16,494,034        19,156,055
Moulds                                              8,490,119         8,117,922
Motor vehicles                                        553,978           441,346
Furniture, fixtures and equipment                   2,623,925         3,177,319
                                             ----------------   ---------------

                                                   43,335,179        54,088,997

Less: Accumulated depreciation                    (14,030,510)      (15,595,952)
                                             ----------------   ---------------

                                             $     29,304,669   $    38,493,045
                                             ================   ===============
10.         PATENTS
-------------------
                                                  2 0 0 0           2 0 0 1
                                             ----------------   ---------------

Cost                                         $         19,364   $        19,364
Less: Accumulated amortization                         (4,905)           (6,196)
                                             ----------------   ---------------

                                             $         14,459   $        13,168
                                             ================   ===============
11.         SHORT-TERM BANK BORROWINGS
--------------------------------------
                                                  2 0 0 0           2 0 0 1
                                             ----------------   ---------------

Bank overdrafts                              $          1,895   $             -
Short-term bank loans                                       -                 -
                                             ----------------   ---------------

                                             $          1,895   $             -
                                             ================   ===============

11.         SHORT-TERM BANK BORROWINGS (Cont'd)
--------------------------------------

As of March 31, 2000 and 2001, certain subsidiaries had banking facilities of approximately $30,484,000 and $31,983,003, respectively, for overdrafts, bank loans, guarantees and letters of credit, of which approximately $5,244,000 and $7,873,883, respectively, had been utilized.

Short-term bank borrowings are denominated in Hong Kong dollars and bear interest at the floating commercial bank lending rate in Hong Kong, which ranged from 9.75% to 11.25% per annum as of March 31, 2000 and from 5.83% to 9.00% per annum as of March 31, 2001. They are drawn for working capital purposes and are renewable annually with the consent of the relevant banks.

12.         LONG-TERM BANK LOANS
--------------------------------

                                                                                   2 0 0 0                        2 0 0 1
                                                                          -------------------------      -------------------------

Bank loans                                                                $             2,470,537        $             2,046,258
Less: Amount due within one year included under current liabilities                    (1,063,084)                    (1,138,505)
                                                                          -------------------------      -------------------------

                                                                          $             1,407,453        $               907,753
                                                                          =========================      =========================

Weighted average interest rate at the end of year                                        9.82%                          7.31%
                                                                          =========================      =========================

Aggregate maturities of long-term bank loans are as follows:

Payable during the following periods:

                                                                                                                 2 0 0 1
                                                                                                         -------------------------

Within one year                                                                                          $             1,138,505
Over one year but not exceeding two years                                                                                656,540
Over two years but not exceeding three years                                                                             251,213
                                                                                                         -------------------------

                                                                                                         $             2,046,258
                                                                                                         =========================

13.         INCOME TAXES
------------------------

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they are domiciled or deemed to operate.

Entities subject to Hong Kong profits tax are taxed at a rate of 16% on their assessable income. Entities subject to U.S. federal income tax are taxed at a rate of up to 35% of their assessable income. In addition, any after tax U.S. effectively-connected earnings would be subject to a U.S. federal withholding equivalent tax (branch profits tax) at a rate of 30%. The combined impact of these taxes creates a U.S. federal effective tax rate of up to 55% on income effectively-connected with the conduct of a U.S. trade or business.

The subsidiary established in China (DWS) is subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Current income tax is computed based on the taxable income as reported in the statutory financial statements prepared under China accounting regulations. DWS is exempt from income tax for two years starting from the first profitable year (after utilizing any accumulated tax loss carry forwards) followed by a 50% exemption for the next three years. For tax purposes, DWS has not recognized its first profitable year.

------------------------

The reconciliation of the Hong Kong income tax rate to the effective income tax rate based on income before income taxes stated in the consolidated statements of income is as follows:

                                                        1 9 9 9                       2 0 0 0                       2 0 0 1
                                               -------------------------     -------------------------     -------------------------

Hong Kong income tax rate                                    16.0%                         16.0%                         16.0%
Non-taxable income arising from activities
     which qualified as offshore                             (4.7%)                        (5.4%)                        (2.2%)
Non-taxable interest income                                  (6.4%)                        (6.2%)                       (18.2%)
Increase in valuation allowance                                 -                             -                          20.0%
Others                                                          -                          (1.9%)                           -
                                               -------------------------     -------------------------     -------------------------
Effective income tax rate                                     4.9%                          2.5%                         15.6%
                                               =========================     =========================     =========================

Deferred income taxes as of March 31, 2000 and 2001 comprised the following timing differences:

                                                                                      2 0 0 0                        2 0 0 1
                                                                             -------------------------     -------------------------

Depreciation on fixed assets                                                 $                    -              $        (488,000)

Operating losses carryforward                                                               466,000                      1,283,000
                                                                             -------------------------     -------------------------

                                                                                            466,000                        795,000

Less: valuation allowances                                                                 (466,000)                      (795,000)
                                                                             -------------------------     -------------------------

                                                                             $                    -               $              -
                                                                             =========================     =========================

Valuation allowances have been established for net deferred tax assets. Management believes that the deferred tax assets related to DWS are more likely than not to go unrealised because DWS has not yet recognized its first profitable year.

14.         DESIGN AND DEVELOPMENT COSTS
----------------------------------------

Included in selling, general and administrative expenses were design and development costs of approximately $2,002,000, $1,973,000 and $1,845,416 for the years ended March 31, 1999, 2000 and 2001, respectively.

15.         SHARE CAPITAL
-------------------------

On October 14, 1997, Global-Tech effected a 395,000 for 1 stock split (the "Share Split") and as a result, 7,900,000 shares of common stock, par value $0.01, were outstanding. The authorized capital was also adjusted to 50,000,000 shares of common stock and 1,000,000 shares of preferred stock, all par value $0.01 per share. On March 9, 1998, the Company declared a stock dividend of 100,000 shares (the "Issuance") pro rata to all shareholders and as a result, 8,000,000 shares of common stock, par value $0.01, were outstanding. The Share Split and the Issuance have been reflected retroactively in the accompanying balance sheets and in all per share computations.

On April 14, 1998, the Company issued 4,200,000 shares of common stock, par value $0.01 each, for cash consideration of $19 per share or total gross proceeds of $79,800,000 through an initial public offering, and raised net proceeds of approximately $70,672,000 after deducting underwriting discount and stock issuance costs.

On May 7, 1998, the Company issued a further 630,000 shares of common stock, par value $0.01 each, for cash consideration of $19 per share pursuant to an over-allotment option granted to the underwriters, and raised net proceeds of approximately $11,132,000 after deducting underwriting discount and stock issuance costs.

-------------------------

On June 17, 1998, the Board of Directors authorized the Company to repurchase up to approximately $5 million of its shares of common stock. The timing of stock purchases was to be made at the discretion of management. As of March 31, 1999, the Company had repurchased a total of 739,900 of its own shares as treasury stock at an aggregate cost of $5,225,804.

During the year ended March 31, 2000, the Company reissued (i) 5,001 shares of treasury stock to three consultants in April 1999, (ii) 30,000 shares to two directors in October 1999 and (iii) 1,000 shares to another consultant in February 2000.

During the year ended March 31, 2001, the company reissued (i) 10,002 shares of treasury stock to a consultant in May 2000, and (ii) 1,250 shares to another consultant in December 2000.

16.         COMMITMENTS
-----------------------

a.          Capital Commitments
            --------------------

            As of March 31, 2000 and 2001, the Company had capital commitments of approximately $478,000 and $2,308,000, respectively, in respect of construction of factories and staff quarters and acquisition of manufacturing machinery in China.

b.          Operating Lease Commitments
            ---------------------------

            The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate which extend through 2007. Rental expenses for the years ended March 31, 1999, 2000 and 2001 were approximately $619,000, $505,000 and $640,000, respectively. Future minimum rental payments as of March 31, 2001 are as follows:

                                                                   2 0 0 1
                                                                 -----------
           Payable during the following periods:

           Within one year                                       $   433,706
           Over one year but not exceeding two years                 210,025
           Over two years but not exceeding three years              206,558
           Over three years but not exceeding four years             206,558
           Over four years but not exceeding five years              206,558
           Thereafter                                                206,558
                                                                 -----------

                                                                 $ 1,469,963
                                                                 ===========
17.        CONTINGENT LIABILITIES
---------------------------------

a. As of March 31, 2000 and 2001, the Company had outstanding letters of credit amounting to approximately $2,000,000 and $11,282,000, respectively.

---------------------------------

b. On October 13, 1998, Kenwood Painted Metals, Inc. ("Kenwood") filed a claim against one of the Company's subsidiaries in the High Court of the Hong Kong Special Administrative Region, alleging that the subsidiary had not settled the outstanding balance of approximately $509,000 relating to certain goods purchased from Kenwood. The subsidiary filed a counterclaim against Kenwood for loss and damages suffered as a result of the defects found in the goods delivered by Kenwood. The subsidiary and Kenwood finally reached a settlement in this court case by entering into a Tomlin Order dated March 24, 2001, under which Kenwood will process and ship new goods to the subsidiary in return for the subsidiary agreeing to pay Kenwood a total sum of $300,000 in full and final settlement of any and all claims that each party shall have against the other. All new goods shipped by Kenwood have been received by the subsidiary and the subsidiary paid the full sum of $300,000 to Kenwood in June of 2001. Accordingly, this court case has been fully settled.

           On March 10, 1998, SEB, S.A. ("SEB") filed suit against Sunbeam Products Inc. ("Sunbeam") in the U.S. District Court of New Jersey for patent infringement. SEB later amended its complaint to add the Company and one of its subsidiaries as additional defendants in the case. SEB alleges that the defendants infringed a patent issued to SEB which covers certain features of deep fryers. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against the Company and the subsidiary for breach of their alleged obligation to indemnify Sunbeam against SEB's patent infringement claims. The Company and the subsidiary moved to dismiss the complaints for lack of personal jurisdiction. The claim of SEB has been settled with Sunbeam, and dismissed against the Company and the subsidiary on jurisdictional grounds.

           After dismissal of the action in New Jersey, SEB commenced an action on August 28, 1999 in the United States District Court for the Southern District of New York against the Company, a subsidiary and Montgomery Ward, a customer, for infringement of SEB's patent relating to a deep fryer. On December 15, 1999, the district court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt based upon the sale of a modified deep fryer product by the Company. While that motion was pending, Montgomery Ward filed for protection under the Bankruptcy Act. The action has therefore been stayed as against Montgomery Ward. On March 20, 2001, the Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. The Court on June 12, 2001, denied SEB's application for a contempt citation. Discovery is continuing.

           On December 15, 1999, the subsidiary asserted a counterclaim against Sunbeam in connection with the product supply agreement. Sunbeam moved to dismiss certain claims. The subsidiary has opposed this motion, which the court has not resolved. The parties have also begun taking discovery. This claim has been stayed as a result of the bankruptcy filing of Sunbeam on February 6, 2001.

           On February 9, 2001, a subsidiary of the Company commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. for infringement of U.S. Patent No. Dex. 348,585.

           On February 23, 2001, Sunbeam commenced an adversary proceeding against the subsidiary in the United States Bankruptcy Court for the Southern District of New York asserting that it owned the Design Patent or had a permanent license for it. Upon the application of Sunbeam, by order dated February 26, 2001, the Bankruptcy Court extended the automatic stay resulting from Sunbeam's filing to prevent the subsidiary from continuing its claim against Simatelex pending further order of the Bankruptcy Court. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent. The parties have engaged in discovery. The parties moved for summary judgment on the issue of liability for patent infringement. The Court is scheduled to hear oral argument on those motions on July 24, 2001. The outcome of the case is uncertain.

----------------------------------

            An adverse decision against the Company in any of these legal proceedings could have a material adverse effect on the Company's business, results of operations and financial condition. However, after considering all relevant facts and based on the advice of legal counsel, the Company does not believe that these actions will have such a material adverse effect.

            Included in "Accrued expenses" as of March 31, 2000 and 2001, were provisions for legal fees of approximately $551,000 and $401,000 in relation to the above cases.

c. The Inland Revenue Department in Hong Kong is currently conducting an audit on the prior year's tax return of a subsidiary of the Company and its transactions with related parties. As of the date of finalization of these financial statements, the Company has not received any report resulting from the tax audit. As a result, management cannot ascertain with any degree of certainty the potential liability (if any) which the Group may incur arising out of the above audit. Accordingly, it is impracticable to quantify any effect such audit may have on the financial information presented.

18.         EMPLOYEE BENEFITS
-----------------------------

a.          Retirement Fund
            ---------------

            The Company has arranged a defined contribution retirement plan for all eligible employees under which the Company and the employees each contribute 5% of the employees' basic salary. The plan is administered and funded by an independent trustee. Salaried employees are eligible to participate on the first day of the month coincident with or immediately following the date on which they have completed the probationary period, provided they are employed on a full-time basis. Part-time employees are not eligible for the plan. The costs of this plan recognized during the years ended March 31, 1999, 2000 and 2001 were approximately $145,000, $147,000 and
            $162,000, respectively. The Company has no other post-retirement or post-employment benefit plans.

b.          Other Benefits
            --------------

            The Company provides housing, medical care and subsidized meals to all factory employees. The aggregate amounts incurred by the Company for such benefits were approximately $396,000, $525,000 and $546,000 during the years ended March 31, 1999, 2000 and 2001, respectively.

19.         LEGAL AND PROFESSIONAL FEES ON POTENTIAL ACQUISITIONS
-----------------------------------------------------------------

The Company incurred approximately $500,000 in legal and professional fees in the prior year in connection with certain activities related to potential acquisitions. Although the Company has ceased negotiations with respect to those particular transactions, it continues to explore the acquisition of other complementary businesses. There can be no assurance that any of these acquisitions will be consummated.

20.         WRITE-OFF OF INVENTORY AND TOOLING
----------------------------------------------

In the fourth quarter of fiscal 2001, the Company determined that a number of products specifically dedicated for sale to certain customers would no longer be offered for sale to or be purchased by these customers primarily due to reorganizations by these customers. Accordingly, the specific tooling and dedicated raw material inventory (primarily packaging and unique components) for these products were written off to the extent of approximately $4,991,000.

21.         LOSS ON CESSATION OF A PRODUCT LINE
-----------------------------------------------

The Company ceased manufacturing the personal health care product line during the year. As a result, the Company incurred a loss in respect of inventories and tooling written off of approximately $2,523,000.

22.        SEGMENT INFORMATION
------------------------------

The Company is principally engaged in one reportable segment of manufacturing and trading of small household appliances.

a.         Net sales
           ---------

                                                     1 9 9 9                       2 0 0 0                       2 0 0 1
                                             -------------------------     -------------------------     -------------------------
           Export sales
                Australia                    $              3,583,444      $              5,541,645      $              1,877,509
                Europe                                     28,313,678                    32,429,033                    34,956,492
                North America                              50,430,486                    51,026,821                    67,852,389
                Asia                                        1,564,016                     2,963,222                     2,542,235
                Other Regions                                 178,114                       396,272                     1,150,287
                                             -------------------------     -------------------------     -------------------------

                                             $             84,069,738      $             92,356,993      $            108,378,912
                                             =========================     =========================     =========================

b.         Major customers
           ---------------

           Customers accounting for 10% or more of the Company's sales are as follows:

                                                                1 9 9 9                 2 0 0 0                     2 0 0 1
                                                            --------------------    --------------------     -----------------------

                                                                   %                       %                           %

           Royal Appliance Manufacturing Company                             -                       -                          23
           Morphy Richards Limited                                           4                      14                          17
           Moulinex (Far East) Limited                                      13                      13                          14
           Sunbeam Products Inc.                                            15                       8                           6
                                                            ====================    ====================     =======================

23.        RISK CONSIDERATIONS
------------------------------

The Company's operations are conducted in Hong Kong and China. As a result, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and China, and by the general state of the Hong Kong and China economies.

As substantially all of the Company's manufacturing operations are conducted in China, the Company is subject to different considerations and other risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

24.        FINANCIAL INSTRUMENTS
--------------------------------

The carrying amounts of the Company's cash and cash equivalents and accounts receivable approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.

25.        STOCK OPTIONS
------------------------

In September 1997, the Board of Directors adopted the Company's 1997 Stock Option Plan (as amended, the "Plan"). The Plan provides for the grant of (i) options that are intended to qualify as incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") to employees and (ii) options not intended to qualify as Incentive Stock Options to employees

-------------------------

and consultants. The total number of shares of Common Stock for which options may be granted under the Plan is 1,600,000 shares. The Company granted options to purchase (i) 322,000 shares of Common Stock to employees and a consultant in accordance with the terms of the Plan, with an exercise price of $14.50 per share in September 1997; (ii) 279,500 shares to employees and consultants with an exercise price equal to the initial public offering price of $19.00 of the Company's shares in March 1998 and (iii) 4,300 shares to a former employee. The options vest over varying periods of up to five years and are all exercisable for a period of ten years from the date of grant.

For the year ended March 31, 1999, the Company granted options to purchase (i) 250,000 shares of common stock to two directors with an exercise price of $8.31 per share in August 1998 and (ii) 18,000 shares to two officers with an exercise price of $19.00 in July 1998 and December 1998. As of March 31, 1999, the number of options outstanding amounted to 873,800.

For the year ended March 31, 2000, the Company granted options to purchase (i) 50,000 shares of common stock to a consultant with 15,000 shares with an exercise price of $4.75 per share and 35,000 shares with an exercise price per share equal to the prevailing market price at the time of vesting in April 1999;
(ii) 50,000 shares to an officer with an exercise price of $5.00 per share in October 1999 and (iii) 208,100 shares to directors, employees and a consultant in March 2000. During the year, an aggregate total of 61,900 shares were forfeited upon the resignation of the participants, including 10,000 shares at an exercise price of $14.50 and 51,900 shares at an exercise price of $19.00.

For the year ended March 31, 2001, the Company granted options to purchase (i) 2,500 shares of common stock to a consultant with an exercise price of $5.75 per share in October 2000 and (ii) 12,700 shares to ten employees with an exercise price of $6.25 per share during the period of April 2000 and March 2001. During the year, an aggregate total of 65,300 shares were forfeited upon the resignation of the participants, including 247,800 shares at an exercise price of $19 and 37,500 shares at an exercise price of $6.25.

On May 10, 2000, the Company offered employees a voluntary program to cancel up to approximately 1,120,000 shares of old options and replace with new options at a lower exercise price of $6.25. For every 100 old options with an exercise prices ranging from $5 to $19, the employees may surrender for cancellation and will receive 60 new options of replacement at an exercise price of $6.25. The vesting schedule and life for these exchanged stock options remain unchanged. As of March 31, 2001, 911,100 old options with an exercise price ranging from $5 to $19 were cancelled and 708,175 new options with an exercise price of $6.25 were granted on exchange. As a result of this repricing, 866,975 options within the six months of look-back and look-forward periods from the cancellation date are subject to variable accounting prospectively.

The Plan is administered by the Board of Directors or a committee of outside directors appointed by the Board of Directors, which will determine the terms of options, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any Incentive Stock Option must be not less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Plan may be established by the Board of Directors, or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to the Plan is 10 years. With respect to any Incentive Stock Option granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of the Company's outstanding capital stock, the maximum term is five years.

--------------------

Changes in outstanding options under the plan during the year ended March 31, 2001 are as follows:

                                    1 9 9 9                              2 0 0 0                               2 0 0 1
                       ----------------------------------  -----------------------------------   -----------------------------------
                                                Weighted-                             Weighted-                            Weighted-
                                                 average                               average                              average
                                    Exercise    exercise                 Exercise     exercise                 Exercise    exercise
                       Options    price range     price     Options     price range     price     Options    price range     price
                       --------   ------------  ---------  ---------   -------------   -------   ---------   ------------  ---------

                                  $                                    $                                     $             $

Outstanding,
   beginning of year          -              -          -    873,800    8.31 - 19.00     14.28   1,120,000   4.75 - 19.00    12.16
Granted                 873,800   8.31 - 19.00      14.28    308,100    4.75 - 19.00      7.35     723,375   5.75 -  6.25     6.24
Cancelled on
   exchange                   -              -          -          -               -         -    (911,100)  5.00-  19.00    12.92

Exercised                     -              -          -          -               -         -           -            -          -
Forfeited                     -              -          -    (61,900)  14.50 - 19.00     18.27     (65,300)  6.25 - 19.00    15.58
                       --------   ------------  ---------  ---------   -------------   -------   ---------   ------------   ------

Outstanding, end
   of year              873,800   8.31 - 19.00      14.28  1,120,000    4.75 - 19.00     12.16     866,975   4.75 - 19.00     6.16
                       ========   ============  =========  =========   =============   =======   =========   ============   ======

Exercisable, end
   of year              377,140   8.31 - 19.00      14.28    557,005    4.75 - 19.00     13.60     576,238   4.75 - 19.00     6.30
                       ========   ============  =========   ========   =============   =======   =========   ============   ======

                    Option Outstanding as of March 31, 2001                                Option Exercisable as of March 31, 2001
------------------------------------------------------------------------------------     -------------------------------------------
                                              Weighted-Average
                                                 Remaining            Weighted-Average                        Weighted-Average
                    Range of Exercise         Contractual Life       Exercise Price per                       Exercise Price per
     Options        Price per Option              (years)                  Option               Options            Option
     -------        -----------------             -------            ------------------         -------       ------------------

     861,975           4.75 - 6.25                  7.61                    6.09                572,738              6.22
       5,000              19.00                     7.00                   19.00                  3,500             19.00
     -------        -----------------             -------            ------------------         -------       ------------------
     866,975          4.75 - 19.00                  7.60                    6.16                576,238              6.30
     =======        =================             =======            ==================         =======       ==================


The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted to employees with an exercise price at or above fair market value. No employee compensation cost is recognized in accordance with APB Opinion No. 25. However, expense for options issued to a consultant was recorded at the fair value of the options, measured using the Black-Scholes option-pricing model in accordance with SFAS No. 123. Had employee compensation expense for the Company's stock-based compensation plan been determined based upon fair values at the grant dates in accordance with SFAS No. 123, the Company's pro forma net income and net income per common share would have been as follows.

                                                   1 9 9 9                       2 0 0 0                       2 0 0 1
                                           -------------------------     -------------------------     -------------------------

Pro-forma net income                        $               5,583,000     $               7,684,000     $                 603,564
                                            =========================     =========================     =========================

Pro-forma net income per common share       $                    0.46     $                    0.63     $                    0.05
                                            =========================     =========================     =========================

Weighted average number of shares           $              12,235,045     $              12,109,136     $              12,134,846
 outstanding                                =========================     =========================     =========================

-------------------------

The fair value per option granted during the year ended March 31, 1999, 2000 and 2001 is estimated on the date of grant using the Black-Scholes option-pricing model to be $2.650, $5.063 and $2.588 respectively on weighted average basis. The fair value of the options granted is estimated on the date of grant using the following assumptions:

                                                     1 9 9 9                       2 0 0 0                       2 0 0 1
                                             -------------------------     -------------------------     -------------------------

Risk-free interest rate                                           5.90%                         6.01%                         4.92%
Expected dividend yield                                              0%                            0%                            0%
Expected option life                                           9 years                       8 years                       7 years
Expected stock price volatility                                   58.8%                         55.9%                         53.9%

26.         SUBSEQUENT EVENT
----------------------------

On May 31, 2001, the Company entered into an agreement to acquire 76.75% of the outstanding shares of Global Lite Array (BVI) Limited (formerly Lite Array Inc. and hereinafter referred to as "Lite Array"). Lite Array is a California based company involved extensively in the research, development and pre-production of inorganic and organic solid state flat panel displays. Lite Array also operates a majority owned joint venture manufacturing plant in China.

On June 28, 2001, the transaction was closed. Total consideration for 76.75% of the outstanding shares of Global Lite Array (BVI) Limited was approximately $9.8 million.

                                 EXHIBIT INDEX

 Exhibit
 Number                         Description of Document
--------- --------------------------------------------------------------------

  1.1     Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech's Registration Statement on Form F-1, SEC File No. 333-8462 (the "Registration Statement").)

  1.2     Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.2 to the Registration Statement.)

  4.1     Commission Agreement between Global-Tech and Eyal Lior. (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

  4.2     Employment Agreement between Global-Tech and Kwong Ho Sham.
             (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

  4.3     Employment Agreement between Global-Tech and John C. K. Sham.
             (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

  4.4     Supply Agreement between Global-Tech and Sunbeam Products, Inc.
             (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

  4.5     Lease Agreement between Global-Tech and the People's Government of
             Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

  4.6     License Agreement between Global-Tech and the Buji Economic
             Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

  4.7     Lease Agreement between Global-Tech and Wing Shing Products Company
             Limited. (Incorporated herein by reference to Exhibit 10.7 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

  4.8     Amended and Restated 1997 Stock Option Plan of Global-Tech.
             (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

  4.9     1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated herein by reference to Exhibit 1 to Global-Tech's Report on Form 6-K for the month of February 1999.)

  4.10    Credit Facility Agreement between Global-Tech and Standard Chartered
             Bank. (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

  4.11    Supplemental advice letter dated April 26, 1999 from Standard
             Chartered Bank. (Incorporated herein by reference to Exhibit 10.10 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

  4.12    Supplemental advice letter dated June 1, 2000 from Standard Chartered
             Bank.*

  4.13    Supplemental advice letter dated July 10, 2000 from Standard Chartered
             Bank.*

  4.14    Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

  4.15    Supplemental advice letter dated September 30, 2000 from
             HongkongBank.*

  4.16    Credit Facility Agreement dated April 7, 2000 with Citibank, N.A.*

  4.17    Supplemental advice letter dated February 1, 2001 from Citibank, N.A.*

  8.1     Subsidiaries of the Company.*

___________

*      Filed herewith.