Form 20-F
period 2002-03-31
GLOBAL TECH APPLIANCES INC
filed 2002-10-15
CIK 1057708

================================================================================
                                                     Commission File No. 1-14812

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  ------------

                                    FORM 20-F
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2002

                                ----------------

                           GLOBAL-TECH APPLIANCES INC.
    (Exact Name of Registrant as Specified in its charter and Translation of
                         Registrant's Name into English)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

       21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong
                    (Address of principal executive offices)

                                ----------------

             Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:

                              Title of each class:
                    Common Shares, $0.01 par value per share

                   Name of each exchange on which registered:
                           The New York Stock Exchange

                                ----------------

             Securities registered or to be registered pursuant to
                            Section 12(g) of the Act:

                                 Not Applicable

                                ----------------

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                 Not Applicable

                                ----------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

               12,140,853 Common Shares, par value $0.01 per share

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

                             Item 17 [_] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                         Page
Item 1.   Identity of Directors, Senior Management and Advisers .........................   1
          A. Directors and senior management ............................................   1
          B. Advisers ...................................................................   1
          C. Auditors ...................................................................   1
Item 2.   Offer Statistics and Expected Timetable .......................................   1
          A. Offer statistics ...........................................................   1
          B. Method and expected timetable ..............................................   1
Item 3.   Key Information ...............................................................   2
          A. Selected financial data ....................................................   2
          B. Capitalization and indebtedness ............................................   4
          C. Reasons for the offer and use of proceeds ..................................   4
          D. Risk factors ...............................................................   4
Item 4.   Information on the Company ....................................................   8
          A. History and development of the company .....................................   8
          B. Business overview ..........................................................   9
          C. Organizational structure ...................................................  21
          D. Property, plants and equipment .............................................  21
Item 5.   Operating and Financial Review and Prospects ..................................  22
          A. Operating results ..........................................................  22
          B. Liquidity and capital resources ............................................  28
          C. Research and development, patents and licenses, etc. .......................  30
          D. Trend information ..........................................................  30
          E. The application of critical accounting policies ............................  30
Item 6.   Directors, Senior Management and Employees ....................................  31
          A. Directors and senior management ............................................  31
          B. Compensation ...............................................................  32
          C. Board practices ............................................................  32
          D. Employees ..................................................................  33
          E. Share ownership ............................................................  34
Item 7.   Majority Shareholders and Related Party Transactions ..........................  36
          A. Major shareholders .........................................................  36
          B. Related party transactions .................................................  37
          C. Interests of experts and counsel ...........................................  38
Item 8.   Financial Information .........................................................  38
          A. Consolidated statements and other financial information ....................  38
          B. Significant changes ........................................................  40
Item 9.   The Offer and Listing .........................................................  40
          A. Offer and listing details ..................................................  40
          B. Plan of distribution .......................................................  41
          C. Markets ....................................................................  41
          D. Selling shareholders .......................................................  41
          E. Dilution ...................................................................  41
          F. Expenses of the issue ......................................................  41
Item 10.  Additional Information ........................................................  41
          A. Share capital ..............................................................  41
          B. Memorandum and articles of association .....................................  41
          C. Material contracts .........................................................  44
          D. Exchange controls ..........................................................  44
          E. Taxation ...................................................................  44
          F. Dividends and paying agents ................................................  47
          G. Statement by experts .......................................................  48
          H. Documents on display .......................................................  48

          I. Subsidiary information ........................................................   48
Item 11.  Quantitative and Qualitative Disclosures About Market Risk .......................   48
Item 12.  Description of Securities Other than Equity Securities ...........................   48
          A. Debt securities ...............................................................   48
          B. Warrants and rights ...........................................................   48
Item 13.  Defaults, Dividend Arrearages and Delinquencies ..................................   49
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds .....   49
Item 15.  Controls and Procedures ..........................................................   49
Item 16.  [Reserved] .......................................................................   49
Item 17.  Financial Statements .............................................................   49
Item 18.  Financial Statements .............................................................   49
Item 19.  Exhibits .........................................................................   49

          Index to Consolidated Financial Statements .......................................  F-1
          Exhibit Index ....................................................................  E-1

         The terms "Global-Tech," "we," "us" and "our" as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Appliances Inc., a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms "China" and "Hong Kong" as used in this annual report refer to the People's Republic of China and the Hong Kong Special Administrative Region of China, respectively.

         References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. "Fiscal 2002," for example, refers to the fiscal year ended March 31, 2002.

         Our financial statements are prepared in U.S. dollars (see Note 3(o) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to "dollars" or "$" in this annual report are to U.S. dollars. All references to "HK$" are to Hong Kong dollars.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as "expect," "anticipate," "project," "believe," "plan," "intend," "estimate," "future" and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, the following: the impact of competitive products and pricing; product demand and market acceptance; new product development; reliance on key strategic alliances; availability and cost of raw materials; the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products; currency fluctuations; uncertainties associated with investments; the regulatory environment; fluctuations in operating results; and other risks detailed in "Item 3.D--Risk Factors" and elsewhere in this annual report.

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

Item 2.  Offer Statistics and Expected Timetable.

A.       Offer statistics.

         Not applicable.

B.       Method and expected timetable.

         Not applicable.

Item 3.  Key Information.

A.       Selected financial data.

         The selected consolidated income statement data for the fiscal years ended March 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of March 31, 2001 and March 31, 2002 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended March 31, 1998 and 1999 and the selected consolidated balance sheet data as of March 31, 1998, March 31, 1999 and March 31, 2000 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with "Item 5--Operating and Financial Review and Prospects," the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

                                                                      Fiscal Year Ended March 31,
                                                  -------------------------------------------------------------------
                                                     1998           1999          2000          2001           2002
                                                  ---------      ---------     ---------     ---------      ---------
                                                               (In thousands, except for per share data)
Statement of income data:

Net sales ....................................... $ 118,336      $  84,070     $  92,357     $ 108,379      $  85,560

Cost of goods sold ..............................    86,521         63,033        70,647        85,563         65,479
                                                  ---------      ---------     ---------     ---------      ---------
Gross profit ....................................    31,815         21,037        21,710        22,816         20,081

Selling, general and administrative expenses ....    15,476(1)      15,650(1)     15,948(1)     15,927(1)      16,361(1)
Legal and professional fees on potential
  acquisitions ..................................        --             --           500            --             --
Write-off of inventory and tooling ..............        --             --            --         4,992             --
Loss on cessation of a product line .............        --             --            --         2,523             --
Impairment of property, plant and equipment .....        --             --            --            --            258
Share of loss in a joint venture ................        --             --            --            --          5,237
Amortization of good will .......................        --             --            --            --            328
Write-off of good will ..........................        --             --            --            --          3,612
                                                  ---------      ---------     ---------     ---------      ---------
Operating income (loss) .........................    16,339          5,387         5,262          (626)        (5,715)
Interest expense ................................     1,398            805           217           269            125
Interest income .................................        56          3,392         3,461         3,729          2,017
Other income, net ...............................       164            343           451           448            647
                                                  ---------      ---------     ---------     ---------      ---------
Income (loss) before income taxes ...............    15,161          8,317         8,957         3,282         (3,176)
Provision for income taxes ......................     1,453            420           225           513          1,417
                                                  ---------      ---------     ---------     ---------      ---------
Income (loss) before minority interests .........    13,708          7,897         8,732         2,770         (4,593)
Minority interests ..............................        --             --            --            --          1,570
                                                  ---------      ---------     ---------     ---------      ---------
Net income (loss) ............................... $  13,708      $   7,897     $   8,732     $   2,770      $  (3,023)
                                                  =========      =========     =========     =========      =========
Other comprehensive income (loss)--
  Unrealized gain (loss) on marketable
   securities, net of tax:
    Unrealized holding loss arising
      during the period .........................        --             --            36          (186)          (179)
    Less: reclassification adjustment for
      loss included in net income ...............        --             --            --            --            532
                                                  ---------      ---------     ---------     ---------      ---------
Total comprehensive income (loss) ............... $  13,708      $   7,897     $   8,768     $   2,582      $  (2,670)
                                                  =========      =========     =========     =========      =========
Basic and diluted earnings (loss) per
   common share ................................. $    1.71      $    0.65     $    0.72     $    0.23      $   (0.25)
                                                  =========      =========     =========     =========      =========
Dividend declared and paid per share ............        --             --            --     $    1.35             --
                                                  =========      =========     =========     =========      =========
Basic and diluted weighted average number
   of shares outstanding ........................     8,000         12,235        12,109        12,135         12,140
                                                  =========      =========     =========     =========      =========

__________________

(1) Includes provisions of $511,000 and $233,000, respectively, against advances to a former minority shareholder of a subsidiary and his affiliates in fiscal 1998 and 2000. Also includes provisions of $102,000, $103,000, $19,000 and $274,000, respectively, against a related party loan and the related interest receivable in fiscal 1999, 2000, 2001 and 2002.

                                                              At March 31,
                                    ----------------------------------------------------------------
                                       1998          1999         2000         2001         2002
                                    ----------    ----------   ----------   ----------   ----------
                                                             (In thousands)
 Balance sheet data:
 Working capital ................   $     (984)   $   80,554   $   87,213   $   70,113   $   64,931
 Total assets ...................       60,268       132,371      139,717      132,048      123,273
 Net assets .....................       29,980       113,963      122,906      109,059      106,500
 Total debt .....................       14,494         3,658        2,472        2,046        1,062
 Shareholders' equity ...........       29,980       113,963      122,906      109,059      106,500


B.       Capitalization and indebtedness.

         Not applicable.

C.       Reasons for the offer and use of proceeds.

         Not applicable.

D.       Risk factors.

         Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and approximately 95% of the net book value of our total fixed assets are located there. We sell products to companies based principally in North America, Europe and Australia. Consequently, our international operations and sales may be subject to the following risks, among others:


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

         .    import duties;

         .    currency devaluations; or

         .    expropriation of private enterprise.

Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. In 2001, China was admitted to the World Trade Organization, or WTO, ending 15 years of negotiations and entitling China to the full trading rights of a WTO member country. There can be no assurance, however, that the Chinese government will continue to pursue economic reform policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice.

         Increase in effective tax rates. The location of our business operations results in an overall effective tax rate that may be less than that of U.S. corporations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macau, China and the United States. Our executive and administrative offices are located in Hong Kong and Macau and our manufacturing facilities are located in China. We sell our products to customers located primarily in the United States and Europe. Changes in tax laws could have a material adverse effect on our results of operations. In addition, the exemption of our subsidiary in China from income taxes in China will expire two years after the subsidiary records profits to the extent the profits are not offset by losses in a prior year, which event has not yet occurred. Losses from operations in China in any year can only be used to offset future income from operations in China for a period of five years. We do not believe that our current method of operations would subject us to material U.S. taxes. There can be no assurance, however, that U.S. taxes will not be imposed on an additional portion of our income. The imposition of U.S. income taxes could have a material adverse effect on our results of operations.

         Dependence on major customers. Sales to seven major customers accounted for 51.7%, 73.2% and 79.0% of our net sales during fiscal 2000, 2001 and 2002, respectively. The significant increase in the percentage of net sales to our major customers in fiscal 2002 is attributed to increased sales of floor care products to Royal Appliance Manufacturing Company. Sales to Royal Appliance accounted for approximately 42.2% of our net sales in fiscal 2002, as compared to 22.9% in fiscal 2001. In an effort to attract and retain Royal Appliance as a customer, we have granted them extended payment terms, which is primarily the reason why receivables represented a higher number of days of sales as of March 31, 2002 as compared to as of March 31, 2001. Although the relative percentage of net sales to each of our major customers changes each year, we expect that in the foreseeable future we will be dependent on between four and six major customers during each fiscal year. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made by purchase orders received by us from time to time. Therefore, there can be no assurance of the level of sales to any of these major customers in the future. The loss of any one of these major customers could have a material adverse effect on our business, results of operations and financial condition. See "Item 4.B--Business Overview--Major Customers" for information related to Moulinex S.A., a former major customer of ours.

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

         New products and rapid technological change. The technology incorporated in many of our products, particularly kitchen appliances, is characterized by rapid change. In addition, the emergence of new technologies can rapidly render existing products obsolete or unmarketable. See "Item 4.B--Business Overview" for information related to our TFEL flat-panel display business. Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products that gain market acceptance will be a critical factor in our ability to grow and remain competitive. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage the transitions from one product release to the next, or that our future products will achieve market acceptance. The failure to realize such goals could have a material adverse effect on our business, results of operations and financial condition. We are the licensee of proprietary small molecule, passive matrix, organic light emitting diode, or OLED, display technology and we reflect the value of this license as an intangible asset. Should our plans to develop and produce OLED displays not come to fruition, this asset would become impaired.

         Strategic acquisitions. Historically, our core business has been designing, manufacturing and selling small electrical household appliances to brand marketers in developed countries. More recently, however, we have sought to diversify and transform a portion of our business to developing, manufacturing and selling higher-value, technology-oriented products by pursuing select acquisitions that fit this long-term business strategy. Our ability to conduct such acquisitions is limited by our ability to identify potential acquisition candidates. In the event we are unable to identify and take advantage of these opportunities, we may experience difficulties in growing our business, given the fact that our small household appliance business has been relatively static. If we make strategic acquisitions, we could have difficulty assimilating or retaining the acquired companies' personnel or integrating their operations, equipment or services into our organization. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. See "Item 4.B-Business Overview" for information related to the write-off of assets associated with our TFEL flat-panel display business.

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


         Diversification into technology-oriented products. We are embarking on a long-term diversification strategy of developing technology-oriented products (e.g., OLED displays and Stirling, or heat, engine technology). Since we are currently only in the research and development phase of development, products incorporating these new technologies may never be commercially produced and if commercially produced may never achieve market acceptance. Our inability to commercially produce products utilizing these technologies or the failure of the market to accept such products if they are commercially produced could have a materially adverse impact on our business, financial condition and results of operations.

         Indemnification liability for patent infringement. In contracts relating to our original design manufacturing, or ODM, products, we typically have agreed to indemnify customers for all liabilities, costs, expenses or damages payable by our customers based upon a claim of patent infringement by an ODM product manufactured by us, whether such amount is awarded by a court or agreed to in settlement negotiations. Along with a customer, we are currently defending a patent infringement claim relating to our deep fryers, a product line which represented 9.2%, 2.0% and 0.5% of our net sales in fiscal 2000, 2001 and 2002, respectively. See Item 8.A -- Financial Information -- Legal Proceedings. No assurance can be given that this current infringement claim will be resolved in our favor or that other parties will not assert infringement claims against us in the future. An adverse decision in any such legal proceeding could have a material adverse effect on our business, results of operations and financial condition. After considering all facts known to us and based on the advice of legal counsel, however, we do not believe that any currently pending actions will have such a material adverse effect and the likelihood of a negative effect on our operating results is remote. Still, the cost of any such indemnity or of responding to any such assertion could be significant, regardless of whether the assertion is valid.


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


         Risks of manufacturing in China; property damage. Most of our products are manufactured at our factory complex located in the Guangdong province of China in the County of Dongguan. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance aggregating approximately $51.3 million covering our inventory, furniture, equipment, machinery and buildings and business interruption insurance in the aggregate of approximately $28.7 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

         Impact of environmental regulations. We are subject to Chinese laws that regulate environmental quality, the utilization of natural resources and the reduction of pollution. Environmental regulation in China is currently evolving and could become more stringent or more stringently enforced in the future, which could require us to make substantial additional capital expenditures in the future to maintain compliance. As a manufacturer, we are subject to annual inspections. Although compliance with environmental regulations has not had a material adverse effect on us in the past, the failure in the future to comply with these laws or to pass such an inspection could have a material adverse effect on our business, results of operations and financial condition.

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

         Competition. We believe that the markets for our products are mature and highly competitive and that competition is based upon several factors, including price, product features and enhancements and timing of new product introductions. We compete with established companies, a number of which have substantially greater technical, financial and marketing resources than us. Competition is generally based on unit price, product quality and availability and service, as well as product variety, uniqueness of product features, combination of features offered and brand name identification. There can be no assurance that we will be able to compete successfully against current and future sources of competition or that the competitive pressures faced by us will not have a material adverse effect on our business, results of operations and financial condition.

         Dependence on key personnel. We depend to a large extent on the abilities and continued participation of our management personnel, and principally on Kwong Ho Sham, our Chairman of the Board, and John C.K. Sham, our President and Chief Executive Officer, who directs our day-to-day manufacturing and marketing operations from executive offices in Hong Kong. We have employment agreements with Kwong Ho Sham and John Sham. We maintain a key man life insurance policy of $1 million for John Sham. There can be no assurance that proceeds of such insurance would be sufficient to compensate us for his loss. The loss of John Sham or others among our key personnel would have a material adverse effect on our business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found.

         Seasonality; fluctuations in quarterly results. Our business is seasonal, with a greater portion of our sales and earnings generated in the second and third quarters of each fiscal year (June through December). These fluctuations are based on customers' increased stocking of our products in anticipation of heavy demand during the Christmas holiday season. In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and may be affected in the future by the timing of any acquisition completed by us. We believe that quarterly comparisons of the results of our operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance.

         Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company, beneficially owns approximately 62.2% of our outstanding common shares. The share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 20% by John Sham and 15% by each of Shun Chi Hui and Wai Chun Hui, each of whom are directors. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 43% by John Sham and approximately 11% by each of Shun Chi Hui and Wai Chun Hui. As a result, Wing Shing Holdings and its shareholders are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

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

         In particular, judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and there is doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

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

         Director actions without shareholder approval. Under our memorandum and articles of association and the laws of British Virgin Islands, our memorandum and articles of association may be amended by our board of directors without shareholder approval. This includes amendments

         .    increasing or reducing our authorized capital,

         . authorizing the issuance of different classes of shares, including preference shares, and

         .    increasing or reducing the par value of our shares.

         Our ability to amend our memorandum and articles of association by a resolution of directors or a resolution of members could have the effect of delaying, deterring or preventing a change in control of us without any further action by the shareholders including, but not limited to, a tender offer to purchase our common shares at a premium over then current market prices.

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

         Effective September 10, 2002, the address of our principal place of business, and the location of our executive and administrative offices, is 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, and the telephone number at that address is (852) 2814-0601. Our e-mail address is welcome@pentalpha.com.hk. Our website is located at www.businesswire.com/cnn/gai.shtml.

Capital Expenditures

         For a description of the company's principal capital expenditures since the beginning of the company's last three financial years, see "Item 5B--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

B.       Business overview.

         Our core business is designing, manufacturing and selling a wide range of small electrical household appliances for brand marketers in developed countries. While the type of products we sell and their product categories have changed over time, and they will continue to change in the future, our core business remains relatively strong. We offer reliable, high-quality manufacturing for partnering with U.S. and European companies that need to procure completed products from the Far East for competitive reasons, but also need to protect their brands' reputations. We also concentrate our resources on developing creative and proprietary features for existing products that allow both our customers and us to achieve better margins in today's retail markets that demand lower prices. Moreover, we provide our customers opportunities to expand their businesses with considerably lower upfront investment than they would have to make in their own markets.

         In our core business, we have traditionally categorized the appliances we manufacture by function. Our current product categories are kitchen appliances, garment care products, travel products and accessories and floor care products. In each category, and with respect to the individual products within the category, there are major brands and private label brands competing for retail shelf space and consumer attention. While the business as a whole has remained fairly stable in the developed countries, it is subject to significant swings in demand for particular product categories and individual products within the categories.

         We had originally manufactured personal care products, the least complex of product categories. But by 2001, we were no longer competitive in this product category compared to Chinese manufacturers that did not have a Hong Kong staff or development programs and we decided to exit this category. At the same time, we built up our electronic motor expertise and entered the floor care products category. Floor care products are more complex and our capabilities are more critical to their manufacture. We expect to continue developing this business for at least the next few years.

         Our revenues have fluctuated significantly when particular products have been in high demand. The sale of breadmakers, for example, constituted a significant portion of our revenues in fiscal 1997 and 1998. It is our goal, however, to attempt to make product development decisions and work with particular partners based on the opportunity for consistently profitable sales. We do not take on loss leaders or continue manufacturing certain products in order to keep capacity utilization at a certain level. Rather, since our factory equipment has been fully paid for and our fixed charges are not significant, we concentrate our resources only on opportunities that we believe will provide us with an acceptable return on investment.

         One of our key strategies that supported our growth was to emphasize original design manufacturing as an alternative to contract manufacturing. We have designed, engineered and tooled our own products and offered them for sale to well-known household appliances companies for sale under their own brand names. This was particularly effective with kitchen appliances since brand marketers could introduce our products to the market with minimum upfront investment on their part and satisfy the retailers' need for differentiation and novelty. Our ODM strategy is most effective, however, when we are well-established in a category. For example, we are only now introducing ODM floor care products after successfully contract manufacturing these products for two years. Thus, in the aggregate, our percentage of net sales of ODM products has decreased from 77.6% to 48.4% over the last three fiscal years, but we expect to continue to emphasize our ODM strategy to the greatest extent possible in the future, as ODM products generally have higher profit margins.

         U.S. and European sales for our products accounted for 73.2% and 21.9%, respectively, of our net sales during fiscal 2002, as compared to 62.6% and 32.3%, respectively, in fiscal 2001, and 55.2% and 35.1%, respectively, in fiscal 2000. The percentage decrease in European sales in fiscal 2002 was primarily due to the bankruptcy of Moulinex S.A., sales to which accounted for $14.9 million, or 13.7% of net sales, in fiscal 2001 as compared to $2.3 million, or 2.7% of net sales, in fiscal 2002. The weakening of the Euro in relation to the U.S. dollar also contributed to the percentage decrease in European sales. All of our sales are made in U.S. dollars.

         Small household appliances are sold through a variety of distribution channels, including mass merchandisers, specialty retailers, warehouse clubs, drug store chains, direct marketing organizations and department stores. In the United States, mass merchandisers, such as Wal-Mart and Target, have become the dominant retailers of small household appliances. We believe that a similar trend is emerging in Western Europe. Generally, mass merchandisers prefer to purchase from a limited number of well-known household appliance companies that provide a variety of high-quality, innovative, brand-name products on a timely and cost-effective basis. Accordingly, household appliance companies are focusing on their primary strengths of marketing and distribution, while increasingly outsourcing product development and manufacturing.

         We are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility into higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China. We have no interest in being a component manufacturer in the long-term, as value-added opportunities are not often available.

         Our acquisition of Lite Array, Inc. was completed in May 2001. The acquisition was accomplished through a newly-formed subsidiary, Global Lite Array (BVI) Limited, into which we contributed our convertible bond investment in Lite Array plus $3.8 million of cash. In turn, the former common shareholders of Lite Array contributed their Lite Array shares into Global Lite Array in exchange for 9.2% of the outstanding shares of Global Lite Array, and the holders of Lite Array debt exchanged $4.0 million in Lite Array debt in exchange for 14.0% of the outstanding shares of Global Lite Array. Lite Array, a California-based company, is a marketer, developer and producer of solid state flat-panel displays. The light source for these displays are either inorganic phosphors or small molecule organic fluorescents. The inorganic thin film electroluminescent, or TFEL, display business is a mature business with specialized applications where temperature extremes, excessive vibration and long life cannot be met by liquid crystal technology. The two largest suppliers of TFEL displays are Sharp in Japan and Planar Systems in Oregon, United States. Lite Array operates a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. Lite Array also is a licensee of a proprietary small molecule system for passive matrix organic light emitting diode displays, or PM-OLEDs. We had decided to buy a controlling interest in Lite Array for the following reasons:

         . We believed that no other electronic display matched the TFEL display's performance with respect to viewing angle, temperature extremes, life and durability;

         . We believed that low production yields in the joint venture factory were due to inadequate quality controls, systems and procedures, which were problems that our engineers had extensive experience in resolving;

         . We believed that higher production yields and throughput would dramatically reduce per unit costs and expand the market opportunities for TFEL displays;

         . The OLED display technology, even though only in the research and development stage, was attracting significant capital investment from both financial and industrial sources;

         . We believed that control of Lite Array could be achieved with modest initial capital and we anticipated having to finance Lite Array's operations for only one year before it would at least break even; and

         . We anticipated that Lite Array's management would execute a plan that was premised on the assumption that after no more than two years, the profits from the TFEL display business would be sufficient to fully fund the OLED display technology's development.

         Despite our initial expectations for the TFEL display business, by March 31, 2002, we had concluded that the long-term prospects for the business might be limited. From our analysis, the performance gap between TFEL technology and existing liquid crystal display, or LCD, technologies (with billions of dollars already invested in production capacity) had narrowed and the price premium for TFEL displays had risen as LCD prices have fallen. We believed that the market opportunity for TFEL displays was diminishing, especially since such displays are only available in monochrome whereas the market has changed to demand more full color products. Furthermore, not long after we made the acquisition, we began to question many of the material marketing assumptions upon which the acquisition was based. We determined that we would be required to finance Lite Array's operations for significantly longer than one year before breakeven would be reached. It also became clear that Lite Array's TFEL business would not attain sufficient profitability within two years to fully fund the OLED display development. Our board of directors determined that Global-Tech was not prepared to support three years of significant losses. Consequently, Global Lite Array's board of directors decided at a June 10, 2002 board meeting to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made to our board of directors containing the above information on June 30, 2002 and a decision was made to write off the value of Lite Array's investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

         As required by U.S. GAAP, we performed an evaluation of impairment of goodwill, interest in a joint venture and property, plant and equipment as of March 31, 2002. This evaluation was completed by June 3, 2002 and accordingly a write-down of such assets was taken as of March 31, 2002. In fiscal 2002, Lite Array had a net loss of $11.7 million after the write off, which had a major impact on our operating results. Subsequently, a decision was made to dispose of or liquidate Lite Array's TFEL display business. We do not believe that any such disposition or liquidation will have a material affect on our business, results of operations or financial condition. Lite Array's OLED display business is still in the research and development phase but we believe the business shows promise and from mid-fiscal 2003, all of Lite Array's resources are being dedicated to this effort.

         On March 1, 2002, we announced the acquisition of a technology that is used to develop and manufacture Stirling, or heat, engines, which we believe are more efficient and cost effective than certain other types of small electric or gasoline engines. A heat engine is a quiet, light-weight, low-pollutant, fuel-efficient and low-cost external combustion engine that can utilize multiple types of fuel to convert heat into mechanical power. In addition, when mechanical power is supplied to the heat engine, it could become a cooling device that does not use a compressor or chlorofluorocarbons. We believe that the heat engine can be a viable alternative to certain other engines and heating or cooling devices that are currently being used in a broad range of products or applications, such as lawn mowers, chain saws, electrical generators, heat pumps, air-conditioners and refrigeration systems. We plan to deploy a team of engineers and consultants to accelerate and facilitate the development of this advanced heat engine.

Business Strategy

         Our business strategy is to achieve growth by expanding the number of consumer products we manufacture that can be offered to consumers by effective brand marketers. In order to carry out this strategy, we regularly evaluate what product categories fit well with our capabilities. For example, we have recently been focusing on whether to manufacture a number of hardware categories, such as lawn and garden, sporting goods and outdoor appliances, as well as doing preliminary research on the manufacture of certain consumer electronic products. The key elements of our business strategy are the following:

         Market research into new categories and products. We initially examine existing products and determine if our manufacturing them could provide potential customers a benefit as a result of our innovation which would make outsourcing desirable. Our particular emphasis on innovation is centered around convenience, health and safety and cost reduction. We also target for research those product categories in which products are still primarily manufactured in the domestic market and will need to be outsourced to meet competitive pressures and retail pricing demands.


         Expansion of manufacturing capabilities. We invest either directly or indirectly in all the equipment needed to manufacture our products. In recent years, we have added die casting and electric motor manufacturing to our processes and plan to use our Lite Array subsidiary to develop our OLED display capabilities and, eventually, our newly-acquired heat engine technology to develop environmentally-friendly motors.

         Innovative product development. Based on our research, we develop new products that may range from minor design changes in existing products to significant new functions or features. In creating new products, we concentrate on developing concepts, functions and features that are not offered by existing products and can be produced at a reasonable cost. We seek to reinforce the proprietary nature of our new products by obtaining patent protection when possible, and retaining ownership of the tooling required to manufacture them. We believe that the flexibility of our design and manufacturing process allows us to introduce new products with shorter development cycles than if our customers attempted to manufacture these products themselves.

         Vertically-integrated, low-cost manufacturing. We maintain one major facility in China dedicated to vertically-integrated manufacturing. We have made a significant investment, and continue to invest, in sophisticated machinery for creating the tooling and components used in the manufacturing process. This machinery, along with the use of inexpensive labor, enables us to efficiently produce many of our components and to assemble these components to create finished products. By locating our manufacturing facilities in close proximity to Hong Kong, we also are able to leverage both the transportation resources and engineering and managerial expertise available in Hong Kong. We believe that our investment in manufacturing machinery, combined with the strategic use of labor and management resources, allows us to provide customers with high-quality, low-cost products in an efficient and timely manner.

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

         Focus on sales to brand name customers. Our ability and commitment to develop new and innovative, high-quality products at a low-cost has allowed us to benefit from the increased outsourcing of product development and manufacturing by our customers. We intend to enter into collaborative arrangements whenever possible with our customers to support their offshore procurement efforts.

         Pursue selected acquisitions. We believe that the continuing trend among retailers to consolidate their vendors, including suppliers of small household appliances, will provide us with cooperative manufacturing and acquisition opportunities. We will continue to pursue select acquisitions that fit our long-term business strategy to gradually diversify and transform a portion of our manufacturing capacity to higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our existing manufacturing infrastructure in China.


         On March 1, 2002, we announced the acquisition of a technology that is used to develop and manufacture Stirling, or heat, engines, which we believe are more efficient and cost effective than certain other types of small electric or gasoline engines. The acquisition of this new technology further supports our strategy of continuing to transform Global-Tech into a manufacturer of technology-oriented products. We plan to deploy a team of engineers and consultants both from within and outside our company to accelerate and facilitate the development of this advanced heat engine.


         We also have considered other potential complementary acquisitions. Although we have not reached an agreement for any such acquisitions, we plan to continue to pursue selected acquisitions of complementary businesses. There can be no assurance that any of these acquisitions will be consummated or, if consummated, such acquisitions will be successfully integrated into our operations.

Products


         Currently, we design and manufacture a wide range of small household appliances. During fiscal 2000, 2001 and 2002, ODM products accounted for 77.6%, 63.2% and 48.4%, respectively, of our net sales, with the balance of our net sales being from contract manufacturing performed according to product specifications provided by customers. In fiscal 2002, we produced approximately
5.2 million units.


         The following table sets forth the net sales for each product category in fiscal 2000, 2001 and 2002:


                                                                 Fiscal Year Ended March 31,
                                                       ----------------------------------------------
                                                           2000            2001              2002
                                                       ------------    ------------      ------------
Product category:                                                     (In thousands)
Kitchen appliances ..................................   $   60,589      $   58,366        $   36,087
Personal, beauty and health care products(1) ........        8,495           4,414             2,582
Garment care products ...............................       14,485          11,985             6,534
Travel products and accessories .....................        4,562           4,912             1,317
Floor care products .................................        2,289          26,898            37,214
Flat-panel displays(2) ..............................           --              --               195
Other(3) ............................................        1,937           1,804             1,631
                                                       ------------    ------------      ------------
   Total ............................................   $   92,357      $  108,379        $   85,560
                                                       ============    ============      ============


-------------

(1) We ceased manufacturing most of these types of products at the end of fiscal 2001.
(2)      Includes the TFEL display products sold by Lite Array.
(3) Includes environmental care products and accessories for each of our product categories.

         Kitchen appliances. We began manufacturing kitchen appliances in 1992, and we had focused much of our ODM design and development efforts in this area over the last ten years. We manufacture a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, deep fryers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, indoor grills and rice cookers. Kitchen appliances represented 65.6%, 53.9% and 42.2% of our net sales in fiscal 2000, 2001 and 2002, respectively.

         During 2001, a number of changes occurred in the kitchen appliance business that convinced us that, the market for many of the kitchen products we manufacture had changed and that such changes would cease to reward us for innovation and development work with respect to these products. Accordingly, we have since decided to concentrate our efforts on manufacturing a smaller number of kitchen appliance products with respect to which innovation (particularly with respect to healthy cooking) is still important and gradually cease manufacturing other kitchen appliance products. Our most significant reduction in manufacturing has been in breadmakers, where retail prices on these products have dropped from $200 to $30 per unit in five years. In addition, the bankruptcies of two of our former major customers, Sunbeam Corporation and Moulinex S.A., the consolidation in the industry and the continued insistence by mass merchandisers for lower-priced appliance products has led us to accelerate our diversification strategy and reduce our development efforts of most kitchen appliance products.

         Personal, beauty and health care products. We originally started producing personal, beauty and health care products in 1969, primarily as a contract manufacturer. Such products included a variety of curling irons, hair crimpers, hair dryers, hair setters, hot-air brushes and make-up mirrors. We decided to exit this product category at the end of fiscal 2001 due to the eroding profit margins caused by dramatic price erosion. We will, however, continue to manufacture certain products of the personal, beauty and health care product line for one long-standing customer. We believe that sales to this customer will not be material. Personal, beauty and health care products represented 9.2%, 4.1% and 3.0% of our net sales in fiscal 2000, 2001 and 2002, respectively.

         Garment care products. We began manufacturing garment care products in 1985. Our garment care products include a variety of steam and dry irons and clothes steam brushes. Garment care products represented 15.7%, 11.1% and 7.6% of our net sales in fiscal 2000, 2001 and 2002, respectively. The decrease in sales in this product category in Europe has been significant, as we decided not to reduce prices and further reduce our margins on these products.

         Travel products. Travel products we manufacture include travel steam and dry irons, travel hair dryers, travel hair roller sets and voltage convertors/adaptors. Travel products represented 4.9%, 4.5% and 1.5% of our net sales in fiscal 2000, 2001 and 2002, respectively.

         Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 2.5%, 24.8% and 43.5% of our net sales in fiscal 2000, 2001 and 2002, respectively. As a contract manufacturer, our growth in this category has been principally driven by our quality, testing systems and sophisticated electric motor production and the fact that our tooling and injection molding machinery for large plastic parts is already in place. We are now concentrating on introducing ODM floor care products to the market in an effort to reduce our reliance on contract manufacturing for such a significant portion of our business and increase our profit margins.

Product Design and Development

         We dedicate significant resources to the development of new products that may range from minor design changes in features of existing products to innovative new products with significant new functions or features. In creating new products, we concentrate on developing concepts, functions and features that are not available in existing products, are simple to incorporate and can be produced at a reasonable cost. We seek to reinforce the proprietary nature of our products by obtaining patents when possible and retaining ownership of the tooling required to manufacture them. We believe that the flexibility of our design and manufacturing process allows us to introduce new products with shorter development cycles than most of our customers could if they manufactured these products themselves. In fiscal 1999, we established a testing facility under the Client Interactive Program of Underwriters Laboratories Inc., or UL, in order to achieve UL and Canadian UL certification of our products faster and with less expense.

         We established our own design and development department in 1998. It is currently comprised of 54 engineers and technical staff responsible for conducting feasibility analyses of new product ideas, testing of new products, detailed design and tooling engineering and overseeing the initial production runs for these new products.

This is done in close collaboration with the sales and marketing department. Together, both groups evaluate competitive products, monitor changes in consumer buying behavior and plan new products or the improvement of existing products. Since its inception, the product design and development team has contributed to the development of over 200 products.

         Our design and development team guides products from conception through manufacturing. A typical cycle for a product to be manufactured and sold to an ODM customer is nine to 12 months from conception through design, tooling and production. The typical cycle for contract manufacturing is eight to 10 months, as the concept and design for the product is supplied by the customer. Contract manufacturing customers generally bear the cost of retooling for our manufacturing facility, while we absorb such costs in the ODM process. When tooling is completed and the appropriate agency listing, such as UL or TUV (Technischer Uberwachungs Verein, the European standard for safety) is obtained, production begins.

         We employ industrial design, mechanical, electrical and electronic engineers to design, develop and test our products. Employee, customer and retailer feedback is used to verify the viability of potential new products and product enhancements. Once targeted for possible production, product and enhancement concepts are conveyed to industrial, and then mechanical, designers, who use computerized design and other leading design and engineering technologies. These engineering technologies include CAD systems, an advanced 3-D solid modeling system and state-of-the-art stereo lithography equipment to design and engineer new products. We believe that these new technologies and equipment have improved the speed and efficiency of the design process and the quality of our finished products. Our expenditures for design and development of products were approximately $2.0 million in fiscal 2000, $1.8 million in fiscal 2001 and $2.2 million in fiscal 2002. Our expenditures for design and development in fiscal 2002 included approximately $172,000 for Lite Array.

Manufacturing

         We maintain one facility in China located in Dongguan, Guangdong province, which is a self-contained 1.85 million square foot vertically-integrated manufacturing complex. Vertical integration enables us to manufacture high-quality products at a low cost, emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers' needs. We have made a significant investment, and continue to invest, in machinery for creating the tooling and components used in the manufacturing process. This machinery, along with the use of inexpensive labor, enables us to efficiently produce many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic parts, switches, circuit boards, deep-draw breadmaker buckets and spray coatings at our factory facility. We established a new die-casting facility during fiscal 2001. We sub-contract certain components when they can be bought from other suppliers at lower prices, if we do not have the specialized machinery to produce the component or when we can more efficiently allocate our production capacity to other components. Currently, we sub-contract components such as phenolic iron skirts and indoor grill bases, as well as various small moldings to various suppliers. We do not have any agreement with these suppliers and order the components as needed using purchase orders. Although three of the component suppliers are currently the sole source of the components they supply, we do not consider any of these suppliers to be material to our business as there are numerous alternate suppliers of equivalent quality. We do not generally depend on other manufacturers to provide key parts or accessories.

         Generally, our production schedule is based on purchase orders and forecasts received from our customers once tooling is completed, typically covering a period of three to six months. The first 45 days of orders to be shipped pursuant to the forecasts are generally firm. Later shipments often vary from initial forecasts, depending on the needs of the customer. The relation of actual shipments to forecasted orders is based on industry custom rather than on binding agreements, and thus forecasted orders may be canceled at any time without penalty to the customer or recourse to us. To the extent that a material percentage of forecasted orders from customers are canceled, we could suffer a loss on long-lead item components.

         The seasonal nature of our business requires increased production in the second and third quarters of each fiscal year (June through December) in order to meet the demand for holiday sales. Since our physical space of 1.85 million square feet is less than fully utilized, excess capacity is available to meet our requirements during peak production periods. In addition, the utilization of manufacturing capacity declined significantly in the second half of fiscal 2002 as a result of lower demand for our products and as a consequence, we reduced our workforce by approximately one-third. As specialized skills are not required for our manufacturing workforce and there is an ample supply of labor in China, we believe that we will be able to acquire the necessary labor when product demand picks up.

         We ship our products primarily from ports in Hong Kong and China, with customers generally liable for any losses resulting from the transportation of finished products from the port to their final destination. Title to the goods passes to our customer when the truck is unloaded and the container is accepted by the carrier located in the ports of Hong Kong or China. Transportation of components and finished products between Dongguan, China and port is by truck. Component parts purchased from areas outside Guangdong province are generally shipped by sea.

         A subsidiary of ours, Lite Array, operates a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. As we had explained under "Item 4.B--Business Overview," Global Lite Array's board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made regarding this matter to our board of directors on June 30, 2002 and a decision was made to write off the value of Lite Array's investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

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

         We provide a 12-month limited warranty for limited manufacturing defects to certain of our customers and carry a product liability insurance policy that provides for other warranties. No warranty is given for defective products for up to 2.0% of the number of products sold to each customer. Over the 2.0% threshold, we warrant only manufacturing defects and, if there is such a defect, we will replace the items or give the customer a credit towards the purchase of future goods. To date, claims under our warranty program have been minimal.

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

         We are dependent upon outside suppliers for all of our raw material needs, including plastic resins. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase product pricing in order to respond to plastic resin price increases. Since plastic resin is a by-product of petroleum, the price is subject to many factors, such as the international supply and demand and political stability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these price increases on to our customers.


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

Major Customers


         Sales to seven major customers, Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil (R)), Morphy Richards Limited (which sells under the brand name Morphy Richard(R)), Global Marketing Corp. (which sells primarily under the brand name Gevalia(R)), Hamilton Beach/Proctor-Silex, Helen of Troy Limited (which sells under the brand names Vidal Sassoon(R) and Revlon(R)), Moulinex S.A. (which sells under the brand names Moulinex(R) and Krups(R)) and Sunbeam Corporation (which also sells under the brand names Oster(R) and Mr. Coffee(R)), accounted for 51.7%, 73.2% and 79.0% of our net sales during fiscal 2000, 2001 and 2002, respectively. During each of these periods, sales to the following customers accounted for more than 10% of our total net sales:

                                             Fiscal Year Ended March 31,
                                      ------------------------------------------
                                          2000           2001           2002
                                      -------------   ------------ -------------
     Royal Appliance Mfg. Co. ........        -           22.9%         42.2%
     Morphy Richards Limited .........     14.4           16.9          12.2
     Moulinex S.A. ...................     12.9           13.7           2.7
     Global Marketing Corp ...........      5.0            7.9          13.8
     Sunbeam Corporation(1) ..........     16.6            5.6           2.7

     ------------

     (1) Includes sales to Signature Brands USA, Inc., which Sunbeam acquired in 1998.

         The increase in percentage sales to major customers from 73.2% in fiscal 2001 to 79.0% in fiscal 2002 is attributed to increased sales of floor care products in fiscal 2002 to Royal Appliance Manufacturing Company. Sales to this customer were $36.1 million, or 42.2% of net sales, in fiscal 2002 compared to approximately $24.9 million, or 22.9% of net sales, in fiscal 2001. We granted extended payment terms to Royal Appliance in an effort to attract and retain their business. We anticipate that sales of floor care products to Royal Appliance will be a significant revenue driver in the near future until our expanded development efforts generate revenue in other areas. There is no assurance, however, that Royal Appliance will continue to purchase floor care products from us. Also, in the long term, sales to Royal Appliance may decline as a percentage of net sales as product innovation becomes less important with respect to their floor care product business.

         On September 7, 2001, Moulinex announced that it was seeking protection from its creditors with the Naterre Commercial Court in France. Subsequently, the assets of Moulinex were acquired by Groupe SEB of Lyons, France. Groupe SEB has sufficient available capacity in its own factories to absorb the majority of Moulinex's product supply requirements, which has resulted in the loss of sales to Moulinex being more pronounced than we had earlier estimated, as we had initially believed we would still make future sales to this customer. Instead, sales to this customer declined $12.6 million in fiscal 2002 to $2.3 million and Moulinex will cease to be a customer of ours going forward. As of May 2002, we had successfully recovered 100% of accounts receivable due from Moulinex.


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

Marketing

         Our worldwide sales and marketing activities are managed by a team of executives based in Hong Kong and Macau who maintain frequent contact with our customers. We maintain relationships with our customers by employing senior marketing personnel who understand the culture of our customers' local market and share the same language with the employees of our customers who make purchasing decisions. For a breakdown by geographical markets of our net sales during the past three fiscal years, see Note 27(a) of Notes to Consolidated Financial Statements.

         Our marketing programs are designed to create an awareness of our comprehensive selection of innovative, high-quality and cost-effective merchandise. Generally, we emphasize personal contact with our customers and potential customers in our facilities and frequently at their home base. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers' brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better products at lower prices. We believe that innovation is the key for both our customers and the company maintaining acceptable profit margins. In that vein, replacing old products with new products at the same retail price is a winning strategy for retailers and brand marketers. It is our responsibility to see that this is achieved without diminishing our margins.

         One of the most important parts of the marketing process is communication with the customer. The marketing group maintains contact with the customer after the sale is made, serving as their liaison with us for the manufacturing and delivery process. These relationships and methods have been cultivated over years and we believe that we have a stable relationship with our major customers. Many of our customers, including most of our largest customers, have purchased goods from us for many years. Long-standing relationships, innovation, quality and our reputation in the industry remain the essential elements of our marketing program.

Seasonality

         Our business is seasonal, with a greater portion of our sales and earnings generated in the second and third quarters of each fiscal year (June through December). These fluctuations are based on our customers' increased stocking of our products in anticipation of heavy demand during the Christmas holiday season. In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and may be affected in the future by the timing of any acquisition that we complete. We believe that quarterly comparisons of the results of operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance.

Competition

         We believe that the markets for our products are mature and highly competitive and that competition is based upon several factors, including price, product features and enhancements and new product introductions. We compete with established companies in Hong Kong and China, a number of which have substantially greater technical, financial and marketing resources than us. For ODM products, competition is based on uniqueness of features, combination of features offered and brand name, as well as unit price, product quality and availability and service. Competition for contract manufacturing products is based primarily on unit price, product quality and availability and service. We believe that we compete favorably in each of these areas, especially if the product is relatively sophisticated to manufacture. We believe that we possess a competitive advantage in our ability to sell innovative products based on our proven design and development capabilities and our ability to introduce them at competitive prices. In addition, while individual contract manufacturing customers may have preferences among their approved suppliers, management believes that no company dominates the market as contract manufacturing customers tend to order from several different suppliers in order to lessen dependence on any one entity.

Intellectual Property Rights

         We hold over 53 patents, of which three were approved in fiscal 2002. We also have over five patent applications pending for approval. Our patents are registered in various jurisdictions, including the United States, the United Kingdom and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

         Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. We believe that our systems do not infringe any existing third-party proprietary rights. There can be no assurance, however, that third-party claims alleging infringement will not be asserted against us in the future. If infringement is alleged, we could be required to

         .    discontinue the use of certain software codes or processes,

         .    cease the manufacture, use and sale of infringing products,

         .    incur significant litigation damages, costs and expenses, and

         . develop non-infringing technology or obtain licenses to the alleged infringing technology.

There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Any infringement claim or other litigation against us could have a material adverse affect on our business, operating results and financial condition. After considering all the facts known to us and based on the advice of legal counsel, however, we do not believe that any currently pending actions will have such a material adverse effect and the likelihood of a negative effect on our operating results is remote.

         Certain of the our agreements with our ODM customers may include indemnification provisions against patent infringement claims relating to the our ODM products. Along with a customer, we are currently defending a patent infringement claim relating to our deep fryers, a product line which represented 9.2%, 2.0% and 0.5% of our net sales in fiscal 2000, 2001 and 2002, respectively. See "Item 8.A--Financial Information--Legal Proceedings." No assurance can be given that this current infringement claim will be resolved in favor of us or the customer or that other parties will not assert infringement claims against us in the future.


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

         Conditions in China. China is a socialist state which, since 1949, has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Moreover, economic reforms and growth in China have been more successful in certain provinces than in others and the continuation or increase of such disparities could affect political or social stability. In December 2001, China was admitted to World Trade Organization after 15 years of negotiations and was granted the full trading rights of a WTO member country.

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

         All of our products are currently manufactured in China and approximately 95% of the net book value of our total fixed assets are located in China. We are a party to agreements with certain agencies of the government of China and we sell products to entities based principally in the United States and Europe. International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed on occasion in the United States and certain European countries. Changes in tariff structures or other trade policies could adversely affect us.

         China offers us low overhead and competitive labor rates. The location of our factory in Dongguan, China provides us with the ability to manage factory operations from Hong Kong and facilitates transportation of our products to markets outside China. Political developments in China could have a material adverse effect on our business and assets. The legal system of China relating to foreign investments is both new and continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.

         Chinese government regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in

         . changes in laws and regulations, or the interpretation and enforcement of existing laws and regulations,

         .    confiscatory or increased taxation,

         . restrictions on currency conversion, imports and sources of supply,

         .    import duties,

         .    currency devaluations, or

         .    the expropriation of private enterprise

could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice. There also can be no assurance that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's program of privatizing many state-owned enterprises, the government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by

         . the imposition of austerity measures intended to reduce inflation, increase taxes or reform unprofitable state-owned enterprises,

         .    the inadequate development of infrastructure, and

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

         Chinese legal system. China's legal system is a civil law system that is based on written statutes and in which decided legal cases have little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion. As legal systems in China develop, foreign business entities may be adversely affected by new laws, changes to existing laws or interpretations of existing laws and preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the laws.

         Chinese environmental law. Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People's Republic of China, which became effective on December 26, 1989. The law sets national standards for environmental quality and monitoring, as well as the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are in material compliance with all applicable environmental laws. There can be no assurance, however, that we will continue to pass future inspections or that we will continue to be in material compliance with all applicable environmental laws in the future. Environmental regulation is evolving in China and the imposition of additional or more stringent environmental laws by China, or more stringent enforcement of existing laws, could cause us to have to make substantial additional capital expenditures to maintain compliance in the future. The necessity to make such additional capital expenditures could have a material adverse effect upon our results of operations and financial condition.

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

         Conditions in Macau. Macau, the jurisdiction of incorporation of one of our subsidiaries, was restored to China on December 19, 1999. We established an office in Macau on November 8, 2001. We conduct sales, marketing, administration and other activities in Macau.

         Macau was founded by the Portuguese in 1557. It lies only 40 miles west of Hong Kong and has a population of approximately of 500,000. Portugal signed the Sino-Portuguese Joint Declaration with China on April 13, 1987 providing the return to Chinese administration. In the Sino-Portuguese Joint Declaration, China has promised to respect Macau's existing social and economic systems and lifestyle for 50 years. Similar to Hong Kong, Macau has been set up as a SAR with its own legal and economic systems. Notwithstanding the provision of these international agreement, there can be no assurance as to the continual stability of political, economic or commercial condition in Macau.

C.       Organizational structure.

         The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.


                         Name                                      Country                Ownership
-----------------------------------------------------  --------------------------------  ------------
Wing Shing Products (BVI) Company Limited............  British Virgin Islands               100.0%
Wing Shing Overseas Limited..........................  British Virgin Islands               100.0
Pentalpha Enterprises Limited........................  Hong Kong                            100.0
Pentalpha Hong Kong Limited..........................  Hong Kong                            100.0
Kwong Lee Shun Trading Company Limited...............  Hong Kong                            100.0
Dongguan Wing Shing Electrical Products Factory
    Company Limited..................................  China                                100.0
Global-Tech USA, Inc.................................  United States                        100.0
Pentalpha Macau Commercial Offshore Limited..........  Macau                                100.0
Global Lite Array (BVI) Limited......................  British Virgin Islands                76.8
Lite Array (BVI) Company Limited.....................  British Virgin Islands                76.8
Lite Array, Inc......................................  United States                         76.8



         Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to our customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to our customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to us. Dongguan Wing Shing Electrical Products Factory Company limited is our manufacturing facility located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to us. Pentalpha Macau Commercial Offshore Limited is a newly incorporated subsidiary primarily engaged in selling finished goods to our customers. Global Lite Array (BVI) Limited is an investment holding company. Lite Array (BVI) Company Limited is a newly incorporated subsidiary of Global Lite Array (BVI) Limited primarily engaged in buying raw materials and selling organic and inorganic solid state flat-panel displays to our customers. Lite Array, Inc. is primarily engaged in research and development of organic and inorganic solid state flat-panel displays.


D.       Property, plant and equipment.

China

         Our manufacturing facility is located in Dongguan, China, which has been expanded to 1.85 million square feet. The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodations for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehouse, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located.

         The land use rights lease for the Dongguan facility between us and the People's Government of Qingxi Town, Dongguan City, Guangdong Province is for a term of 50 years beginning August 7, 1993 and ending August 7, 2043. As of March 31, 2002, we had paid $2.0 million for the entire term of the lease and owed approximately $275,000 in transfer fees with respect to this transaction. We will not receive a formal grant of lease rights until the transfer fees are paid and the appropriate documents are processed by the government agencies in China. The formal grant of lease rights is required should we decide to sell this property or lease it to a third party.

We have no present intention to pursue either of these alternatives. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for 20 years upon payment of a fee of $23.00 per square meter, or a total of $160,000 for the whole land use right.

         We believe that our administrative office space in Hong Kong, Shenzhen, China and Macau will be adequate for the operation of our business for the foreseeable future. We believe that with expansion of our manufacturing facility in Dongguan, we have sufficient manufacturing capabilities for the next several years. This factory is currently utilized at less than full capacity. We anticipate that further expanding and diversifying our floor care product line will increase utilization of the Donnguan facility's existing capacity which will require us to fit out more of the infrastructure and purchase additional equipment. The increases in leasehold improvements and plant and machinery reflected on our balance sheet as of March 31, 2002 relate to the infrastructure of the Dongguan facility.

         A subsidiary of ours, Lite Array, operates a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. As we had explained under "Item 4.B-- Business Overview," Global Life Array's board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made regarding this matter to our board of directors on June 30, 2002 and a decision was made to write off the value of Lite Array's investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

Hong Kong


         On April 17, 2002, we renewed our lease with our affiliate Wing Shing Products Company Ltd. (see "Item 7.B--Related Party Transactions"), for office space located in the Kin Teck Industrial Building in Aberdeen, Hong Kong. From inception to September 10, 2002, we had operated our administrative offices and sales and marketing, purchasing, accounting and finance, product design and development and limited warehousing out of this office space. Pursuant to the lease, we had paid monthly rent of approximately $14,924. The lease will expire on March 31, 2005.

         On July 29, 2002, we entered into a lease of 77 months for office space located in 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The total office space is approximately 13,961 square feet. We relocated our administrative office to this space effective September 10, 2002 and ceased paying rent on the office portion of the lease in the Kin Teck Industrial Building effective September 30, 2002. Annual rent for this new office space is approximately $248,000. Our Hong Kong staff also operates from time to time out of our sales office in Macau and our engineering office in Shenzhen, China.


Item 5.  Operating and Financial Review and Prospects.

A.       Operating results.


                                                                          Fiscal Year Ended March 31,
                                                                  ---------------------------------------------
                                                                     2000              2001             2002
                                                                  ----------        ----------       ----------
Net sales....................................................        100.0%            100.0%           100.0%
Cost of goods sold...........................................         76.5              78.9             76.6
                                                                  --------          --------         --------
Gross profit.................................................         23.5              21.1             23.4
Selling, general administrative expenses.....................         17.3              14.7             19.1
Legal and professional fees on potential acquisitions........          0.5                --               --
Write-off of inventory and tooling...........................           --               4.6               --
Loss on cessation of a product line..........................           --               2.3               --
Impairment of property, plant and equipment..................           --                --              0.3
Share of loss in a joint venture.............................           --                --              6.1
Amortization and write-off of goodwill.......................           --                --              4.6
                                                                  --------          --------         --------
Operating income (loss)......................................          5.7              (0.5)            (6.7)
Interest expense.............................................          0.2               0.2              0.1
Interest income..............................................          3.7               3.4              2.3
Other income, net............................................          0.5               0.4              0.8
                                                                  --------          --------         --------
Income (loss) before income taxes............................          9.7               3.1             (3.7)
Provision for income taxes...................................          0.2               0.5              1.6
                                                                  --------          --------         --------
Income (loss) before minority interests......................          9.5               2.6             (5.3)
Minority interests...........................................           --                --              1.8
                                                                  --------          --------         --------
Net income (loss)............................................          9.5               2.6             (3.5)
                                                                  ========          ========         ========

Fiscal Year Ended March 31, 2002 Compared with Fiscal Year Ended March 31, 2001

         Net sales. Our net sales consist of our gross amounts invoiced less discounts and returns. Net sales in fiscal 2002 decreased approximately 21% to $85.6 million from $108.4 million in fiscal 2001. There were three primary reasons for the decline. In fiscal 2001, we decided to exit the personal, beauty and health care product category and ceased manufacturing certain kitchen appliances primarily due to our competitors' pricing pressure. It is estimated these actions reduced fiscal 2002 net sales by approximately $15.0 million. In fiscal 2002, one of our major customers, Moulinex S.A., entered bankruptcy and was subsequently acquired by Groupe SEB. We suffered a $12.0 million loss of annual business as a result of Moulinex's reorganization. Our loss of sales to Moulinex has been more pronounced than we had earlier estimated due to the fact that the company that subsequently acquired Moulinex, Groupe SEB, has its own factories in Europe, America and the Far East that can meet the majority of Moulinex's product supply requirements. Consequently, we have had no opportunity to make future sales to the reorganized entity. As of May 2002, we had successfully recovered 100% of the accounts receivable due from Moulinex. In addition, we experienced a loss of business in Europe as the Euro weakened in relation to the U.S. dollar and we maintained our policy of selling in U.S. dollars. Net sales of Lite Array display units were approximately $195,000.

         Due to the decrease as a percentage of net sales of ODM products, which generally have higher profit margins, it became even more important for us in fiscal 2002 to develop new products and attract new customers. This decrease in ODM sales as a percentage of net sales is a trend that is expected to continue into fiscal 2003. In the aggregate, contract manufacturing sales of floor care products were $37.2 million, or 43.5% of net sales, in fiscal 2002. We anticipate that sales of floor care products will continue to be a significant revenue driver for us and will increase as a percentage of net sales in the short term until this business suffers from the same over-capacity issues that are plaguing other small household appliance manufacturers. Despite the impact of the recession in North America, sales of floor care products increased approximately 38.3% in fiscal 2002 over fiscal 2001 and now this product category is as large as our remaining kitchen appliance business, which was $36.1 million, or 42.2% of net sales, in fiscal 2002. There is no assurance, however, that our major floor care customer will continue to purchase floor care products from us. Also, in the long term, sales of floor care products may decline as a percentage of net sales as innovation becomes less important with respect to these products. While we have managed to successfully secure new customers for our floor care products during the first quarter of fiscal 2003, overall, however, we are currently experiencing a slowdown in orders for kitchen appliances and other products and are noticing an acceleration in price cutting on these products at the retail level. These trends are expected to affect our net sales throughout the balance of fiscal 2003.

         We anticipate reallocating all of Lite Array's resources in fiscal 2003 to accelerate our OLED display development program. We intend initially to build a prototype line in our Dongguan facility and produce a prototype to validate the production process and achieve market acceptances before further expanding our production capacity.

         Net sales are comprised primarily of sales in our four major product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. Sales in each major category for fiscal 2002 as compared to fiscal 2001 were as follows:

         . sales of kitchen appliances decreased to $36.1 million, or 42.2% of net sales, from $58.4 million, or 53.9% of net sales, primarily due to the decrease in sales of breadmakers, food steamers, indoor grills, deep fryers and food processors;

         . sales of garment care products decreased to $6.5 million, or 7.6% of net sales, from $12.0 million, or 11.1% of net sales, primarily due to the decrease in sales of steam irons;

         . sales of travel products and accessories decreased to $1.3 million, or 1.5% of net sales, from $4.9 million, or 4.5% of net sales, primarily due to the decrease in sales of travel irons; and

         . floor care products sales increased to $37.2 million, or 43.5% of net sales, from $26.9 million, or 24.8% of net sales, primarily due to the increase in sales of existing floor care products and a new floor care product model contracted for by a customer.


         Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Generally, gross profit margins are higher for our ODM products compared to contract manufactured products. We are dependent upon outside suppliers for all of our raw material needs, including plastic resin, and we are subject to price increases in these raw materials. Plastic resin prices may fluctuate as a result of natural gas and crude oil prices. The bankruptcies of Sunbeam and Moulinex, the consolidation in the industry and the continued insistence on lower prices by mass merchandisers have deterred us from passing the increase in costs of raw materials on to our customers. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these price increases on to our customers. Gross profit in fiscal 2002 was $20.1 million, or 23.5% of net sales, as compared to $22.8 million, or 21.1% of net sales, in fiscal 2001. While efficiencies were realized in manufacturing, the primary reason for the lower cost of sales was management's decision to exit lower-margin businesses in certain personal care and kitchen appliance products. In addition, control of overhead expenses and the impact of lower capital expenditures offset the impact of a higher overhead absorption rate. It is anticipated that the cost structure in our Dongguan factory can be maintained at current rates even if production volume increases significantly due to the fact that the factory is currently operating at less than full capacity and because of the equipment put in place over the previous three years.


         Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A, expenses include expenses related to advertising and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees and utilities. SG&A expenses in fiscal 2002 were $16.4 million, or 19.1% of net sales, as compared to $15.9 million, or 14.7% of net sales, in fiscal 2001. SG&A expenses increased by 3.0% from fiscal 2001 primarily due to the $2.2 million in expenses incurred by Lite Array's operations. Concerted efforts in controlling costs resulted in a 10% reduction in SG&A expenses from fiscal 2001 in the appliance business and management is continuing to take steps to maintain SG&A expenses at 15% of sales, which we believe to be an appropriate rate for this business. During fiscal 2002, we restructured our research and development department to improve cost-effectiveness and senior management, including the Chairman and Chief Executive Officer, reduced their monthly remuneration in efforts to control SG&A expenses. The number of employees employed by us in fiscal 2002 fell significantly compared to fiscal 2001, which resulted in reduced expenses for salaries and wages during fiscal 2002.

         The primary components of design and development expenses included in SG&A expenses include expenses related to sample design, patent fees, testing charges, inspection fees and salaries for engineers and designers. Development expenses were $1.8 million and $2.2 million in fiscal 2001 and 2002, respectively.

         Write-off of inventory and tooling. In the fourth quarter of fiscal 2001, we determined that a number of products specifically dedicated for sale to Sunbeam Corporation and certain other customers would no longer be offered for sale to, or be purchased by, these customers primarily due to reorganizations by these customers. Accordingly, approximately $5.0 million of specific tooling and dedicated raw material inventory (primarily packaging and unique components) for these products was written-off.

         Loss on cessation of a product line. We decided during fiscal 2001 to cease manufacturing our personal, beauty and health care product category that had become totally commoditized in recent years, and to reallocate our resources to other product categories, including the Lite Array flat-panel display business. As a result, we incurred a loss in respect of inventory associated with the personal, beauty and health care product category in the amount of approximately $2.5 million.

         Impairment of property, plant and equipment. The impairment of property, plant and equipment resulted from our decision to write off the production assets associated with Lite Array's TFEL display business due largely to the declining market for TFEL displays. A small portion of such production assets are owned by Lite Array as compared to its manufacturing joint venture and accordingly are reflected separately on our financial statements.


         Share of loss in joint venture. The share of loss in joint venture in fiscal 2002 was approximately $5.2 million. The loss represented, through Lite Array, our share of costs of operating a production facility for TFEL displays in Jiangmen, China. As part of an analysis of the potential of the TFEL display business and the joint venture, we determined that certain fixed assets had no further useful life and accordingly wrote them down to disposal value. Going forward, Lite Array plans to concentrate on OLED displays, which will be produced by different equipment elsewhere. We expect the financial impact from our Lite Array operation to be reduced to just OLED display research and development in fiscal 2003.

         Amortization and write-off of goodwill. As a result of our analysis of the future of Lite Array's TFEL display business, we determined that the unamortized goodwill arising from the acquisition of Lite Array of $3.6 million was permanently impaired and accordingly was written-off. From the time of acquisition, we had amortized goodwill over 10 years. It was management's subsequent decision to de-emphasize production of TFEL displays that led to the impairment of goodwill at year end.

         Also at the time of Lite Array's acquisition, the fair market value of the company's license for small molecule PM-OLED display technology was recorded as an intangible asset of $4.9 million. This asset is being amortized over eight years and is not currently impaired. Valuation of this intangible asset will be performed annually. There is no assurance that there will not be additional impairment in the future if our OLED display plans are not realized.

         Operating income (loss). The operating loss in fiscal 2002 increased to $5.7 million compared to $0.6 million in fiscal 2001. During fiscal 2002, the impact of Lite Array on operating income included $2.2 million in SG&A expenses, $0.3 million in impairment of property, plant and equipment, $5.2 million in share of loss in joint venture, $0.3 million in amortization of goodwill and $3.6 million in write-off of goodwill.

         Interest expense, interest income and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $125,000 in fiscal 2002 as compared to $269,000 in fiscal 2001. The decrease in interest expense was due to the pay off in fiscal 2002 of a loan for injection machines acquired during fiscal 2001 and a lower effective rate of interest on our loan borrowings. Interest income in fiscal 2002 declined $1.7 million as a result of a decline in interest rates on cash invested by the company. Other income, net includes tooling income and non-recurring income. Other income, net was approximately $647,000 in fiscal 2002 as compared to $448,000 in fiscal 2001. The increase in fiscal 2002 was due to higher tooling income.

         Income (loss) before taxes. Loss before taxes was $3.2 million in fiscal 2002 compared to income before taxes of $3.3 million in fiscal 2001.

         Income tax. We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Island tax regulations. We are subject to income taxation in each jurisdiction in which our subsidiaries do business. Certain of our profits accrue in areas of China, where the effective tax rate is 27.0%, and in Hong Kong, where the corporate tax rate is 16.0%. In Hong Kong, estimated taxes for each fiscal year are paid during the fiscal year based on our prior year's earnings derived from operations in Hong Kong. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual earnings. Therefore, in each fiscal year, our statement of income reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provisions with respect to the prior fiscal year. Due to our activities in a special economic region of China, our subsidiary in China is exempt from income taxation for the first two years in which it records profits to the extent the profits are not offset by losses in a prior year, which event has not yet occurred. We have a 50.0% tax reduction for the next three years thereafter. Losses in any one-year can only be used to offset future income for a period of five years. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate of up to 55.0%. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the United States.

         We had taxable income in Hong Kong in both fiscal 2001 and 2002. The financial statements include provisions for Hong Kong profit tax of approximately $513,000 and $1.4 million in fiscal 2001 and 2002, respectively. The provision for fiscal 2002 includes $849,000 in penalties, interest and taxes on an insurance settlement we had received six years ago as a result of a flood at our former factory. Our tax position was disputed by the Inland Revenue Department of Hong Kong in their audit of certain subsidiaries for the period 1993-2001. We determined that a settlement was appropriate and paid a total of $1.2 million to settle outstanding issues with the Inland Revenue Department in May 2002. We do not believe that our current method of income is effectively connected with a trade or business in the United States. No income tax was payable by us in China during this period because our Chinese subsidiary had accumulated tax losses during this period. Notwithstanding the recent tax audit, we continue to believe that our provision for taxes and tax accruals is adequate.

         Minority interests. Lite Array's minority shareholder's share of the loss in Lite Array has been credited to the income statement up to the total minority interest. All further losses incurred at Lite Array will accrue to us since the minority interest was exhausted in fiscal 2002. Subsequent to September 30, 2002, we plan to continue to finance the OLED technology research and development at Lite Array at a rate of approximately $500,000 per quarter.

         Net income (loss). In fiscal 2002, net loss was approximately $3.0 million as compared to a net income of $2.8 million in fiscal 2001.


Fiscal Year Ended March 31, 2001 Compared with Fiscal Year Ended March 31, 2000

         Net sales. Net sales in fiscal 2001 increased approximately 17.4% to $108.4 million from $92.4 million in fiscal 2000. The increase in net sales for the fiscal year reflected our successful efforts in expanding our customer base and increasing sales of new products. In this regard, new sales of vacuum cleaners to Royal Appliance Mfg. Co. and grind-and-brew coffee makers were approximately $24.9 million and $4.3 million, respectively, in fiscal 2001. These sales offset lower unit sales of personal, beauty and healthcare products and kitchen appliances.

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


         . sales of travel products and accessories increased to $4.9 million, or 4.5% of net sales, from $4.6 million, or 4.9% of net sales; and


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

         Selling, general and administrative expenses. SG&A expenses in fiscal 2001 were $15.9 million, or 14.7% of net sales, as compared to $15.9 million, or 17.3% of net sales, in fiscal 2000. During fiscal 2001, we incurred higher transportation expenses due to higher sales levels, which were offset by a decrease in certain administrative expenses. SG&A expenses as a percentage of net sales declined in fiscal 2001 due to our spreading our fixed costs over a higher level of net sales.

         Development expenses were $2.0 million and $1.8 million in fiscal 2000 and 2001, respectively.

         Write-off of inventory and tooling. In the fourth quarter of fiscal 2001, we determined that a number of products specifically dedicated for sale to Sunbeam Corporation and certain other customers would no longer be offered for sale to, or be purchased by, these customers primarily due to reorganizations by these customers. Accordingly, approximately $5.0 million of specific tooling and dedicated raw material inventory (primarily packaging and unique components) for these products was written-off.

         Loss on cessation of a product line. We decided during fiscal 2001 to cease manufacturing our personal, beauty and health care product category that had become totally commoditized in recent years, and to reallocate our resources to other product categories, including the Lite Array flat-panel display business. As a result, we incurred a loss in respect of inventory associated with the personal, beauty and health care product category in the amount of approximately $2.5 million.

         Interest expense, interest income and other income, net. Interest expense was approximately $269,000 in fiscal 2001 as compared to $217,000 in fiscal 2000. The increase in interest expense was due to bank loan interest on a new loan for injection machines acquired during fiscal 2001. Interest income in fiscal 2001 and 2000 were approximately $3.7 million and $3.5 million, respectively. The increase in interest income in fiscal 2001 was primarily due to better yields from investments in U.S. government securities. Other income, net was approximately $450,000 in each fiscal year.

         Income tax. We had taxable income in Hong Kong in both fiscal 2000 and 2001. The financial statements include provisions for Hong Kong profit tax of approximately $225,000 and $513,000 in fiscal 2000 and 2001, respectively. We do not believe that our current method of income is effectively connected with a trade or business in the United States. No income tax was payable by us in China during this period because our Chinese subsidiary had accumulated tax losses during this period.

Seasonality

         Our business is seasonal, with a greater portion of our sales and earnings generated in the second and third quarters of each fiscal year (June through December). These fluctuations are based on customers' increased stocking of our products in anticipation of heavy demand during the Christmas holiday season. In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and may be affected in the future by the timing of any acquisition completed by us. We believe that quarterly comparisons of the results of our operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance.

B.       Liquidity and capital resources.

         Our primary source of financing has been cash generated from operating activities and borrowings under credit agreements with various banks. During fiscal 2001 and 2002, we generated approximately $9.8 million and $4.1 million, respectively, in cash from operating activities. Cash generated from operating activities decreased in 2002 due primarily to losses incurred by our Lite Array operations and lower returns on our invested cash.

         At March 31, 2002, accounts receivable were $12.3 million compared to $9.4 million at March 31, 2001. Receivables at March 31, 2002 represented 62 days of sales compared to 33 days of sales at March 31, 2001. The number of days of sales increased in fiscal 2002 primarily due to our extending payment term for one of our largest customers, Royal Appliance. Sales to this customer represented 42.2% of total net sales during fiscal 2002. We had extended the payment terms for Royal Appliance in order to attract and retain its business and we expect to continue to extend payment terms for this customer in fiscal 2003. At March 31, 2002, inventories were $9.6 million compared to $14.9 million at March 31, 2001. Our inventories consist primarily of raw materials needed to produce finished products. The decrease in inventories is primarily attributable to the reduced level of business and better supply chain management.


         At March 31, 2002, accounts payable were approximately $6.2 million as compared to $14.0 million at March 31, 2001. The decrease was mainly due to decreased raw material requirements as a result of decreased sales in fiscal 2002. Working capital fell from $70.1 million at March 31, 2001 to $64.9 million at March 31, 2002 due primarily to accruals related to Lite Array, an increase in the provision for taxes and losses incurred during the fiscal year.


         In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of an executive of ours in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of March 31, 2002, accrued interest on the loan was approximately $273,000. We have reserved fully against the interest due. As this company continues to be in a development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all. See "Item 7.B--Related Party Transactions."

         In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director's continued service to us. See "Item 7.B--Related Party Transactions."

         Our aggregate capital expenditures during fiscal 2001 and 2002 were $7.2 and $2.0 million, respectively. Capital expenditures decreased in fiscal 2002 primarily due to our existing physical plant and equipment being adequate to support the current level of business. Our outstanding capital commitments as of March 31, 2002 were approximately $935,000 primarily for the acquisition of tooling and purchase of machinery and equipment. We expect to incur an aggregate of approximately $1.4 million in capital expenses for expansion of the Dongguan facility in fiscal 2003 to exploit our OLED display opportunity. We plan to implement the initial phase of the expansion, involving building a prototype assembly line incorporating one evaporator and using samples from this line to determine whether there is sufficient market interest to support building a full pilot line.

         We continue to finance our operations and capital expenditures primarily from cash flow from operations and borrowings. Our long-term debt consists of five term loans with an aggregate outstanding amount of $986,000 as of March 31, 2002 (including the current portion of long-term debt), provided by various banks to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 2.75% to 8.5% and mature on various dates through the year 2004. All of such loans are payable in monthly installments which were approximately $89,000 as of March 31, 2002.

         Our revolving credit facilities were with Standard Chartered Bank, Citibank, N.A. and Hongkong Bank with an aggregate facilities limit of approximately $35.7 million as of March 31, 2002, bearing interest at floating commercial bank lending rates in Hong Kong, which ranged from 7.4% to 14.0% per annum as of March 31, 2002. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and were approximately $68,000 in March 2002. Our outstanding borrowings vary according to our seasonal working capital requirements. As of March 31, 2002, the amount utilized under our bank facilities including letters of credit was $4.2 million.


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


         Our acquisition of Lite Array, Inc. was completed in May 2001. The acquisition was accomplished through a newly-formed subsidiary, Global Lite Array (BVI) Limited, into which we contributed our convertible bond investment in Lite Array plus $3.8 million in cash. In turn, the former common shareholders of Lite Array contributed their Lite Array shares into Global Lite Array in exchange for 9.2% of the oustanding shares of Global Lite Array, and the holders of Lite Array debt exchanged $4.0 million in Lite Array debt in exchange for 14.0% of the oustanding shares of Global Lite Array. Lite Array is a California-based company involved extensively in the research, development and pre-production of inorganic and organic solid state flat-panel displays. Lite Array also operates a joint venture manufacturing plant in Jiangmen, China. Total consideration for our investment in Lite Array was approximately $9.6 million, of which approximately $3.8 million was settled in cash and we took responsibility for paying for the balance due on a license of $1.8 million. The remaining portion of the consideration was satisfied in exchange of convertible notes issued by Lite Array in fiscal 2001.

         As part of our analysis of the potential for Lite Array's TFEL display business and the joint venture, we determined that the long-term prospects might be limited. From our analysis, the performance gap between TFEL technology and existing liquid crystal display, or LCD, technologies (with billions of dollars already invested in production capacity) had narrowed and the price premium for TFEL displays had risen as LCD prices have fallen. We believed that the market opportunity for TFEL displays was diminishing, especially since such displays are only available in monochrome whereas the market had demanded more full color products. Because of these reasons and the fact that we had determined that it is unlikely the joint venture will be profitable even if production and yields are stabilized at much higher levels than are currently being achieved, Global Lite Array's board of directors decided at a June 10, 2002 board meeting to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made regarding this matter to our board of directors on June 30, 2002 and a decision was made to write off the value of Lite Array's investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

         A balance due on the small molecule PM-OLED license we assumed as a result of our acquisition of Lite Array remained unpaid as of March 31, 2002. This payment will be made in fiscal 2003. Pursuant to the license arrangement, Lite Array must pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time after January 1, 2004. As of March 31, 2002, production of OLED display products has not yet commenced.

         Inflation. From 1996 through 2001, the rate of inflation in Hong Kong has ranged from approximately -5.3% to 9.0% per year (approximately -1.6% during 2001) and the average rate of inflation in China ranged from approximately -2.1% to 17.0% per year (approximately -0.4% during 2001). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

          Currency and exchange rates. Our functional currency is the U.S. dollar. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. We have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions. See Note 3(o) of Notes to Consolidated Financial Statements.

C.        Research and development, patents and licenses, etc.

          We spent approximately $2.2 million, $1.8 million and $2.0 million, respectively, on product design and development in each of fiscal 2002, 2001 and 2000. As a result of our acquisition of Lite Array, we incurred approximately $200,000 in design and development expenses in fiscal 2002. Over the next two fiscal years, we expect design and development expenses to increase to approximately $3.0 million per fiscal year, including approximately $2.0 million per fiscal year for Lite Array. The main reasons for this anticipated increase in design and development expenses include our plans to exploit our small molecule PM-OLED license to progress towards commercial production of OLED displays, development work on our new heat engine technology and product design work for potential new product categories, such as lawn and garden products.
For a more complete description of our research and development, patents and licenses, etc., see "Item 4.B--Business Overview--Product Design and Development and--Intellectual Property Rights."

D.       Trend information.

         See "Item 5.A--Operating and Financial Review and Prospects--Operating Results" and "Item 5.B--Operating and Financial Review and Prospects--Liquidity and Capital Resources" for discussion of the most significant recent trends in our business since the latest fiscal year.

E.       The application of critical accounting policies.

         In connection with our acquisition of Lite Array and the subsequent write down of the assets associated with its TFEL display business, a number of significant management estimates were required, which included the following:

         . Property, plant and equipment. An appraisal of the fair market value of the property, plant and equipment including the amount within the joint venture was performed by an independent appraisal company. Having used these values in our purchase accounting, we then reevaluated the values based upon management's subsequent findings that actual results of operations for fiscal 2002 were significantly below management's projected results on the date of acquisition. This reevaluation indicated that all the property, plant and equipment used to produce TFEL displays had no value since the cost of producing the displays was higher than the market price.

         . Intangible assets. An appraisal of the fair market value of the license for small molecule PM-OLED technology was performed by an independent appraisal company and this ammount was used in our purchase accounting. Based upon the license value and our evaluation of the life of the technology before it is superceded, we determined that the license would be amortized over eight years. Each year we will evaluate whether there is any impairment in the carrying value based on an analysis of the business plan for the OLED display business and an undiscounted cash flow analysis.

         . Deferred taxes. We account for income taxes under the provisions of SFAS No. 109. Deferred tax assets are recognized for losses carried forward but we provide a valuation allowance since we believe that these loss carryforwards will probably go unrealized.

         . Income taxes. We provide for income taxes on the assumption that half of the group operating income before any losses in Lite Array will be subject to Hong Kong taxes. Interest income is not taxable in Hong Kong. We do not provide for taxes for other jurisdictions. In the event that this assumed tax position must change, there could be a material impact on our financial results.

Item 6.  Directors, Senior Management and Employees.

A.       Directors and senior management.

         Our directors and senior management at March 31, 2002 are set forth below:

                    Name                       Age                          Position
-------------------------------------------  -------   ----------------------------------------------------
Kwong Ho Sham..............................     69     Chairman of the Board of Directors
John C.K. Sham(1)(2).......................     39     President, Chief Executive Officer and Director
Brian Yuen(1)(2)...........................     46     Chief Executive Officer, Global-Tech USA, Inc. and
                                                          Director
Peter C. McC. Howell(3)....................     52     Director
Wing-On Lo.................................     45     Director of Manufacturing Operations
Shun Chi Hui...............................     61     Director
Wai Chun Hui...............................     55     Director
Patrick Po-On Hui(3).......................     44     Director
Ken Ying-Keung Wong(3).....................     53     Director
Kin Shek Leung.............................     39     Acting Chief Financial Officer

--------------

(1)  Member of the finance committee.
(2)  Member of the compensation committee.
(3)  Member of the audit committee.

         Kwong Ho Sham is our founder and has been our Chairman of the Board of Directors since our inception in 1963. Mr. Sham has expertise in the area of production engineering and manufacturing. He serves as the Chairman of the Hong Kong-Shantou Chamber of Commerce, Vice Chairman of the Hong Kong Chiu Chou Plastics Business Association, and Chairman of the Overseas Chinese Association of Chiu Chou and was Honorary Chairman and Treasurer of the Hong Kong-Guangdong Committee for the Celebration of the Reunification.

         John C.K. Sham has served as our President and Chief Executive Officer since June 1992 and has served as a director of Global-Tech since July 1991. Mr. Sham was our Chief Financial Officer from June 1992 through January 2002. Mr. Sham joined us in 1984 as managing director of Kwong Lee Shun Trading Company Limited, a wholly owned subsidiary of ours. From 1982 to 1984, Mr. Sham served as President of Wesi Corp., a New York corporation which specialized in the marketing and distribution of household goods. Mr. Sham is also president of Wing Shing Property Development Ltd. and Jiulongshan Real Estate Development Co.

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

         Peter C. McC. Howell has served as a director of Global-Tech since May 1998. Mr. Howell was Chairman and Chief Executive Officer of Signature Brands USA, Inc., a publicly-traded manufacturing company of consumer and professional products, from August 1994 to August 1997. From October 1988 to August 1994, Mr. Howell was affiliated with Mr. Coffee, Inc., a publicly-traded manufacturing company, where he served as Chief Financial Officer from October 1988 to April 1989 and as President and Chief Executive Officer from April 1989 to August 1994 when Mr. Coffee was acquired by Signature Brands. Mr. Howell has been a director of Libbey, Inc., a glass manufacturing company, since 1993.

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

         Patrick Po-On Hui has served as a director of Global-Tech since March 2000. Mr. Hui is a practicing attorney who, since June 1988, has been a consultant to Robin Bridge & John Liu, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

         Ken Ying-Keung Wong has served as a director of Global-Tech since June 2001. Dr. Wong is a medical doctor who, since 1985, has maintained a medical practice in Hong Kong. Dr. Wong previously practiced family medicine in Canada from 1977 to 1985.

         Kin Shek Leung has been our Group Accounting Manager with overall responsibility for the group accounting and finance functions since August 1994. In January 2002, he was appointed to the role of acting Chief Financial Officer.

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

B.       Compensation.

         The aggregate direct remuneration paid to all directors and senior management as a group (ten persons) during fiscal 2002 was approximately $2.1 million. This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.       Board practices.

         Our articles of association provide for a board of directors of not less than one or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified.

         Audit committee. In connection with the initial public offering of our common shares in April 1998, the board of directors formed an audit committee. The functions of the audit committee include

         .  the nomination of independent auditors for appointment by the board,

         . meeting with our independent auditors to review and approve the scope of their audit engagement,

         . meeting with our financial management and independent auditors to review matters relating to internal accounting controls,

         . review of our accounting practices and procedures and other matters relating to our financial condition, and

         .  to report to the board periodically with respect to such matters.

The audit committee is currently comprised of Patrick Po-On Hui, Peter C. McC. Howell and Ken Ying-Keung Wong.

         Compensation committee. Our board of directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. The compensation committee is currently comprised of John C.K. Sham and Brian Yuen.


         We do not have, and none of our subsidiaries have, service contracts with any of our directors providing benefits upon termination of employment. We do have employment agreements with Kwong Ho Sham and John C.K. Sham that provide for substantially the same severance benefits in certain circumstances. If either Kwong Ho Sham or John Sham resign as a result of certain material changes relating to their employment, the agreements entitle them to a lump sum payment equal to the aggregate amount of salary and performance bonus that would have been payable to them through the end of the term of their agreements, continued receipt of other benefits under the agreements for the remainder of the term of their agreements and immediate vesting of their outstanding equity awards. The agreements also generally entitle Messrs. Sham and Sham to the same severance benefits if either terminates their employment, or their employment is terminated by their employer, as a result of a change in control of Global-Tech. If a liquidation plan for Global-Tech is approved by a court or agency of pertinent jurisdiction, Messrs. Sham and Sham also are entitled to a lump sum payment equal to the aggregate amount of salary and performance bonus that would have been payable to them through the end of the term of their agreements.


D.       Employees.


         At March 31, 2000, 2001 and 2002, we employed, 4,538, 4,484 and 2,955 persons, respectively, on a full-time basis. The significant decrease in total number of employees at March 31, 2002 was primarily due to natural attrition of staff in our Hong Kong office and decreased utilization of direct and indirect labor in our factory due to decreased sales during fiscal 2002. Of our employees at March 31, 2002, 62 were located in Hong Kong and 2,893 in China. A breakdown of persons employed by main category of activity is as follows:

                             Category                            No.
         ------------------------------------------------- ---------------
         Manufacturing.................................         2,084
         Production management.........................           291
         Finance and administration....................           248
         Receiving and warehousing.....................            79
         Quality control...............................           125
         Production engineering........................            56
         Product design and development................            54
         Sales and marketing...........................            11
         Humans resources                                           7
                                                            ---------
                                                                2,955
                                                            =========

Since our business is seasonal, the number of employees varies from time to time based on our needs. During peak production periods in fiscal 2002, we employed a maximum of approximately 4,500 persons. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

E.       Share ownership.

         The following table sets forth information regarding the share ownership in Global-Tech as of August 31, 2002 held by the directors and senior management and options granted to them on our common shares:

                           Name of Owner(1)                                Number of Shares        Percentage
------------------------------------------------------------------------------------------------------------------
Wing Shing Holdings Company Limited(2).............................             7,555,189             62.2%
Kwong Ho Sham(3)...................................................               151,899              1.3
John C.K. Sham(3)(4)...............................................               441,933              3.6
Shun Chi Hui(3)....................................................                57,722               *
Wai Chun Hui(3)....................................................                57,722               *
Brian Yuen(5)......................................................               388,841              3.2
Peter C. McC. Howell(6)............................................               219,010              1.8
All officers and directors as a group (10 persons)(7)..............             8,895,625             73.2%

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

(3) Does not include common shares owned by Wing Shing Holdings. See Note 2 above.

(4) Includes 339,971 common shares issuable to John C.K. Sham within 60 days after August 31, 2002 upon exercise of options granted under our 1997 stock option plan.


(5) Includes 327,235 common shares issuable to Brian Yuen within 60 days after August 31, 2002 upon exercise of options granted under our 1997 stock option plan.

(6) Includes 200,010 common shares issuable to Peter C. McC. Howell within 60 days after August 31, 2002 upon exercise of options granted under our 1997 stock option plan.


(7) Includes 7,555,189 common shares owned by Wing Shing Holdings Company and 886,325 common shares beneficially owned by or issuable to various officers and directors within 60 days after August 31, 2002 upon exercise of options granted under our 1997 stock option plan. Each of Wing-On Lo, Patrick Po-On Hui, Ken Ying-Keung Wong and Kin Shek Leung own less than 1% of the issued and outstanding common shares.

         Our directors and senior management do not have different voting rights.

         1997 stock option plan. Our 1997 stock option plan was adopted by our board of directors in September 1997. The plan provides for the grant of

         . options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees, and

         . options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the board of directors, or a committee of outside directors appointed by the board, which determines

         .  the terms of options, including the exercise price,

         .  the number of common shares subject to the option,

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

         . In April 2000 and March 2001, 12,700 common shares to 10 employees with an exercise price of $6.25 per share;

         . In May 2001, 300,000 common shares to three directors with an exercise price of $4.75 per share; and

         . In June 2001, 12,000 common shares to one new director with an exercise price of $6.25 per share.

The options vest over varying periods of up to five years and are all exercisable for a period of 10 years from the date of grant.

         On May 10, 2000, due to our stock price being significantly below the option exercise prices and the corresponding lack of incentive that the options were intended to provide, our board of directors authorized a voluntary exchange program for holders of options with an exercise price greater than $6.25. This exchange program allows holders to surrender their original options for cancellation by us in return for a reduced number of options with an exercise price of $6.25 providing for a similar aggregate value as calculated under the Black Scholes method. Under the offer, all other terms of the original options, including expiration and vesting dates, remained unchanged. During fiscal 2001, as part of the exchange program, options to purchase 911,100 common shares under both the 1997 and 1999 plan at an exercise price higher than $6.25 per share were exchanged for options to purchase 708,175 shares at an exercise price of $6.25 per share.

         1999 employee stock purchase plan. Our 1999 employee stock purchase plan was adopted by our board of directors in January 1999. The plan was approved by our stockholders at our annual meeting of stockholders in March 1999. The total number of common shares which may be granted under the plan is 180,000 common shares. Stock grants may be awarded under the plan to our employees, including officers and directors, and our non-employee directors and consultants in consideration for their service to us. As of March 31, 2002, we have granted, in the aggregate, net of forfeiture, 50,833 common shares under the plan.

         The plan is administered by our board of directors, or a committee of our board of directors, which determines

         .  the participants to be awarded stock grants,

         . the number of shares subject to each stock grant, or the formula pursuant to which such number will be determined,

         .  the date of award and the vesting, and

         .  expiration terms applicable to each stock grant.

The award of stock grants may, but need not, be conditioned on the participant electing to forego his or her right to all or any part of his or her cash salary or cash bonus. Our board of directors may provide that the common shares issued upon receipt of any stock grant shall be subject to such further conditions, restrictions or agreements as they in their discretion may specify prior to the receipt of such stock grant, including without limitation, deferrals on issuance, conditions on vesting or transferability and forfeiture or repurchase provisions. Our board of directors may establish rules for the deferred delivery of common shares upon receipt of a stock grant.

         Lite Array stock plan. In conjunction with the acquisition of Lite Array on May 31, 2001, our subsidiary, Global Lite Array, established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of a subsidiary Global Lite Array and not of the company. Under this plan, the following options to purchase shares were granted on May 31, 2001:

         . 465,000 options in Global Lite Array at an exercise price of $1.50 per share, issued in exchange for equivalent Lite Array options held by former employees of Lite Array, Inc. These options have a vesting period of three to four years beginning from the date of grant by Lite Array and expire five years from the date of grant by Lite Array;

         . 1,295,000 options in Global Lite Array at an exercise price of $0.20 per share, issued to the president of Global Lite Array as consideration for entering into an employment contract. These options vest on May 31, 2003 and expire on May 31, 2006;

         . 2,432,003 options in Global Lite Array at an exercise price of $0.20 per share, issued to employees of Global Lite Array, including the president. These options vest upon Global Lite Array achieving certain goals, which have not been met to date, and expire on May 31, 2006;

         . 800,000 options in Global Lite Array at an exercise price of $0.34 per share, issued to four directors. These options have a vesting period of three years and expire ten years from the date of grant; and

         . 2,000,000 options in Global Lite Array at an exercise price of $0.34 per share, issued to the president of Global Lite Array. These options would only vest upon achieving certain specific goals at the company's joint venture. Such goals were not achieved and the options expired as of November 30, 2001.

         Of the options granted by Global Lite Array above, 120,000 at an exercise price of $1.50 and 80,000 at an exercise price of $0.20 have been forfeited as of March 31, 2002.

Item 7. Majority Shareholders and Related Party Transactions.

A.       Major shareholders.

         The following table sets forth information regarding the share ownership in Global-Tech as of August 31, 2002 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

                            Name of Owner                                  Number of Shares        Percentage
-----------------------------------------------------------------------------------------------------------------
Wing Shing Holdings Company Limited(1)..............................           7,555,189             62.2%
Heartland Advisors, Inc.(2).........................................           1,607,300             13.2

-------------

(1) Wing Shing Holdings owns 7,555,189 of the issued and outstanding common shares. The common share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 20% by John Sham and 15% by each of Shun Chi Hui and Wai Chun Hui. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 43% by John Sham and approximately 11% by each of Shun Chi Hui and Wai Chun Hui.

(2) Based on a Schedule 13G/A, dated January 16, 2002, filed by Heartland Advisors, Inc. with the SEC. Heartland Advisors reported holding sole voting power over 359,100 shares and sole dispositive power over 1,607,300 shares.

         In the last three years, none of the major shareholders listed in the table above has significantly changed its respective percentage ownership, except that Heartland Advisors, Inc. purchased a 10.6% beneficial ownership interest in us in September 2000. Also, a major shareholder disclosed in this table in our annual report for fiscal 2001, The Baupost Group, L.L.C., is no longer a shareholder. Our major shareholders do not have different voting rights.

         As of August 31, 2002, approximately 33.0% of our outstanding common shares were held in the United States by 10 holders registered on the books of our transfer agent.

         To the best of our knowledge, we are not subject to any arrangements the operation of which may at a subsequent date result in a change in control of Global-Tech.

B.       Related party transactions.

Lease Agreement with Wing Shing Products Company

         We had leased approximately 26,500 square feet of space for our former executive offices from Wing Shing Products Company Limited, a company owned by the Sham family. The lease expired on March 31, 2002 and was renewed on April 17, 2002. The lease as renewed expires on March 31, 2005 and is terminable by Wing Shing Products upon not less than six months' notice to us in the event that Wing Shing Products enters into a contract for the sale of the premises or decides to redevelop, demolish or rebuild the premises. Under the lease, we paid monthly rent of approximately $14,924. We believe the lease is on terms no less favorable than could have been received from unaffiliated third parties.

         Effective from September 10, 2002, we relocated our executive offices to 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. Accordingly, the rent for the office space leased from Wing Shing Products Company Limited was reduced to $8,528 per month, as we are continuing to lease certain portions of the building for use as a warehouse and research and development laboratory.

Loan to Spouse of an Executive Employee

         In October 1998, we extended an unsecured loan of $1.0 million to a U.S. corporation wholly owned by the spouse of an executive employee of ours. The loan bears interest at a fixed annual rate of 7.0% and is payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. The loan plus accrued interest was approximately $1.2 million and $1.3 million, respectively, as of March 31, 2001 and 2002. We provided a reserve of approximately $224,000 and approximately $498,000, respectively, against the loan and the related interest receivable as of March 31, 2001 and 2002. The net amount of the loan was included in promissory note receivable on our consolidated balance sheet. There can be no assurance that the loan will be repaid on a timely basis, if at all.

Loan to a Director

         In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Such loan payments are forgiven in arrears, however, on each payment due date in consideration for the director's continued service to us.

Our Policy Concerning Certain Transactions

         In the past, certain related party transactions were not negotiated on an arm's length basis. Since our initial public offering, our policy has been that all transactions between us and our executive officers and directors must be approved by a majority of our directors who are neither our officers nor employees. Furthermore, in order to comply with the Sarbanes-Oxley Act of 2002 recently enacted by the United States Congress, we will not enter into any further loan agreements with any director or executive officer or their respective affiliates or renew or modify any existing loan agreements with directors or executive officers or their respective affiliates.

C.       Interests of experts and counsel.

         Not applicable.

Item 8.  Financial Information.

A.       Consolidated statements and other financial information.

         Our consolidated financial statements have been audited by independent auditors in accordance with the auditing standards generally accepted in the United States. A consolidated balance sheet is presented for fiscal 2002 and 2001 along with a consolidated statement of income, statement of cash flow and statement of change in shareholders' equity which are presented for fiscal 2000, 2001 and 2002. See "Item 18--Financial Statements" for detailed financial information.

Percentage of Export Sales

         Export sales constitutes all of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 27(a) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

         Certain of our agreements with our ODM customers include an indemnification provision whereby our respective subsidiary undertakes to hold harmless and indemnify the respective customer from all suits that may be brought against them for infringement of any patents or registered designs in connection with the sale of the products manufactured by us.

         On March 10, 1998, SEB, S.A. filed suit against Sunbeam Corporation in the U.S. District Court of New Jersey for patent infringement. SEB later amended its complaint to add us and one of our subsidiaries as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB, which covers certain features of deep fryers. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against us and our subsidiary for breach of our alleged obligation to indemnify Sunbeam against SEB's patent infringement claims. We and our subsidiary moved to dismiss the complaints for lack of personal jurisdiction. The claim of SEB has been settled with Sunbeam, and dismissed against us and the subsidiary on jurisdictional grounds.

         After dismissal of the action in New Jersey, SEB commenced an action on August 28, 1999 in the United States District Court for the Southern District of New York against us, one of our subsidiaries and Montgomery Ward, a customer, for infringement of SEB's patent relating to a deep fryer. On December 15, 1999, the District Court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt based upon the sale of a modified deep fryer product by us. While that motion was pending, Montgomery Ward filed for protection under the Bankruptcy Act. The action has therefore been stayed as against Montgomery Ward. On March 20, 2001, the District Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. On June 12, 2001, the District Court denied SEB's application for a contempt citation. After the completion of discovery, SEB moved to amend its complaint to add us and certain of our other subsidiaries and John C.K. Sham as additional defendants. The subsidiary opposed the motion. The District Court, in an opinion dated September 30, 2002, denied SEB's motion to amend to add additional defendants and denied our motion to dismiss for lack of personal jurisdiction.

         On December 15, 1999, a subsidiary of ours asserted counterclaims against Sunbeam in connection with a product supply agreement. Sunbeam moved to dismiss certain claims and the subsidiary opposed the motion. The Court did not resolve the motion. The parties began taking discovery. Sunbeam also moved before the Judicial Panel on Multi-District Litigation to consolidate the action with a group of securities-related actions asserted against Sunbeam pending in the Southern District of Florida. The subsidiary opposed the motion. The Panel denied Sunbeam's motion. This case had been stayed as a result of the bankruptcy filing of Sunbeam on February 6, 2001. The Bankruptcy Court subsequently lifted the stay and allowed the action to continue. Sunbeam then moved to transfer the action and for summary judgment. By court order dated
May 23, 2002, Sunbeam's transfer motion was granted and the action was transferred to the District Court for the Southern District of Florida. The Court also denied our motion to dismiss for lack of personal jurisdiction. The Court did not resolve Sunbeam's motion for summary judgment. Sunbeam renewed its motion for summary judgment in the District Court. The District Court has not yet ruled on the motion. Oral argument is scheduled for October 29, 2002.

         On February 9, 2001, a subsidiary of ours commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. for infringement of U.S. Patent No. Des. 348,585. On February 23, 2001, Sunbeam commenced an adversary proceeding against the subsidiary in the United States Bankruptcy Court for the Southern District of New York asserting that it owned the Design Patent or had a permanent license for it. Upon the application of Sunbeam, by order dated February 26, 2001, the Bankruptcy Court extended the automatic stay resulting from Sunbeam's filing to prevent the subsidiary from continuing its claim against Simatelex pending further order of the Bankruptcy Court. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent. The parties have engaged in discovery. The parties concluded a bench trial in the Bankruptcy Court on January 31, 2002. The Bankruptcy Court has not yet rendered a decision.

         An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition. After considering all facts known to us and based on the advice of legal counsel, however, we do not believe that these actions will have such a material adverse effect and the likelihood of a negative effect on our operating results as a result of these claims is remote.

         Included in "accrued expenses" in our consolidated balance sheets as of March 31, 2001 and 2002 were provision for legal fees of approximately $703,000 and $150,000 in relation to certain of the above cases.


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

Item 9.  The Offer and Listing.

A.       Offer and listing details.

         Our common shares began trading on the New York Stock Exchange, or NYSE, under the symbol "GAI" on April 8, 1998. The following table lists the high and low market prices on the NYSE for the periods indicated.

                                                              High       Low
                                                           ---------- ---------

                    Fiscal 1999:
                    Annual (since April 8, 1998).........    $21.63      $3.88

                    Fiscal 2000:
                    Annual...............................      7.06       3.88

                    Fiscal 2001:
                    First Quarter........................      6.88       4.75
                    Second Quarter.......................      5.56       4.50
                    Third Quarter........................      5.13       3.25
                    Fourth Quarter.......................      4.88       3.88
                    Annual...............................      6.88       3.25

                    Fiscal 2002:
                    First Quarter........................      5.20       4.60
                    Second Quarter.......................      6.35       4.60
                    Third Quarter........................      5.49       4.59
                    Fourth Quarter.......................      5.20       4.55
                    Annual...............................      6.35       4.55

                  Month Ended:
                  March 28, 2002 ....................    5.06         4.76
                  April 30, 2002 ....................    4.95         4.60
                  May 31, 2002 ......................    4.99         4.61
                  June 28, 2002 .....................    5.00         4.80
                  July 31, 2002 .....................    4.93         4.60
                  August 30, 2002 ...................    4.70         4.40

B.       Plan of distribution.

         Not applicable.

C.       Markets.

         See "Item 9.A--The Offer and Listing--Offer and Listing Details" above.

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

Rights of Shareholders

         Our memorandum authorizes the issuance of 50,000,000 common shares and 1,000,000 preference shares. We do not have any preference shares currently outstanding. The preference shares may be issued by our directors, without further action by shareholders. Our directors also have the right to fix by resolution of directors the designations, powers, preferences, rights, qualifications, limitations and restrictions of the preference shares, such as voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.


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

         Voting rights. Holders of our common shares have one vote for each share held on all matters submitted to a vote of shareholders. Our board of directors is not classified and therefore, all the directors stand for reelection at the same interval.


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

Changes to Rights of Shareholders

         Under our memorandum and articles of association and British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of directors or a resolution of members. This includes amendments

         .  increasing or reducing our authorized capital,

         . authorizing the issuance of different classes of shares, including preference shares, and


         .  increasing or reducing the par value of our shares.

The directors may also increase our capital without shareholder approval by transferring a portion of our surplus to capital. Or the directors may reduce our capital without shareholder approval, subject to the requirements of British Virgin Island law, by transferring a portion of our capital to surplus. Our memorandum and articles of association provide that differences which may rise between us and any of our shareholders, their executors, administrators or assigns relating to our memorandum and articles of association shall, unless the parties agree to a single arbitrator, be referred to two arbitrators to be chosen by each of the differing parties. No amendment to our memorandum and articles of association will be effective unless and until it is filed with the Companies Registry of the British Virgin Islands.


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

         Our articles of association provide that notice of all meetings of shareholders shall be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear as shareholder in our share register on the date notice is given and are entitled to vote at the meeting. A meeting of shareholders may be called on shorter notice, however, if members holding, in general, at least 90% of the total number of shares entitled to vote on all matters to be considered at the meeting consent or all the shareholders holding shares entitled to vote on all matters to be considered at the meeting waive the right to notice.


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

Certain Anti-Takeover Matters

         Under our memorandum and articles of association and the laws of British Virgin Islands, our memorandum and articles of association may be amended by a resolution of directors or a resolution of members. This includes amendments authorizing the creation of different classes of shares, including preference shares. Our ability to amend our memorandum and articles of association by a resolution of directors could have the effect of delaying, deterring or preventing a change in control of us without any further action by our shareholders including but not limited to, a tender offer to purchase our common shares at a premium over then current market prices. In addition, the issuance of preference shares without shareholder approval, on terms as the board of directors may determine, could adversely affect the voting power of the holders of our common shares, including the loss of voting control to others.


Ownership Information

         British Virgin Islands law and our memorandum and articles of association do not provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed.

Differences from United States Law

         In general, the laws of the British Virgin Islands governing the provisions of our memorandum and articles of association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to the holding of an annual meeting for our shareholders and the amendment of our memorandum of association. We are not required by the laws of the British Virgin Islands to hold an annual meeting for our shareholders but we would be required to hold an annual meeting if we were incorporated under Delaware law. If we choose not to hold an annual meeting, then the ability of our shareholders to submit and vote on proposals would be significantly less than that of shareholders in U.S. companies incorporated in Delaware. In addition, our board of directors may amend our memorandum of association under certain circumstances without shareholder approval, whereas Delaware law requires shareholders to approve any amendments to a Delaware corporation's certificate of incorporation.


C.       Material contracts.

         Not applicable.

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

E.       Taxation.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

         This section summarizes the material U.S. federal income tax consequences to holders of our common shares as of the date of this annual report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law, or the possible application of U.S. federal estate, gift or excise tax. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

         .  a dealer in securities or currencies;

         . a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

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

         . an estate whose income is subject to U.S. federal income tax regardless of its source; or

         . a trust (a) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) if it has a valid election in effect under applicable treasury regulations to be treated as a United States person.

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

Tax Consequences to U.S. Holders

         Distributions. We typically retain all earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. If distributions are made, however, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or, accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. To the extent any distribution exceeds our accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See "Sale or Other Disposition of Common Shares" below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us. Dividends paid with respect to our common shares will generally be treated as foreign source "passive income" or, in the case of certain types of financial institutions, "financial services income," for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

                     BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

         Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

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

F.       Dividends and paying agents.

         Not Applicable.

G.       Statement by experts.

         Not Applicable.

H.       Documents on display.

         For further information with respect to us and our common shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to certain of the informational requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, file reports and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the following public reference facilities maintained by the SEC:


         Judiciary Plaza             Woolworth Building           175 W. Jackson Boulevard
            Room 1024                   233 Broadway                    Suite 900
     450 Fifth Street, N.W.       New York, New York 10279        Chicago, Illinois 60604
      Washington, DC 20549

         Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I.       Subsidiary information.

         Not Applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.

         We are exposed to the impact of interest rate changes and foreign currency fluctuations. We have not entered into interest rate or foreign currency transactions for speculative purposes or otherwise. Our foreign currency exposure was immaterial at March 31, 2002.

         Our primary interest rate risk exposure results from floating rate debt. At March 31, 2002, all of our long-term debt consisted of floating rate debt. If interest rates were to increase 100 basis points (1%) from March 31, 2002 rates, and assuming no changes in long-term debt from the March 31, 2002 levels, the additional annual expense to us would be immaterial to our results of operations. We currently do not hedge our exposure to floating interest rate risk.

         We are dependent upon outside suppliers for all of our raw material needs, including plastic resins. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase product pricing in order to respond to plastic resin price increases. Since plastic resin is a by-product of petroleum, the price is subject to many factors, such as the international supply and demand and political stability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these price increases on to our customers. If plastic resin prices in fiscal 2003 were to increase on an average of 10.0% from March 31, 2002 prices, and assuming we use the same amount of plastic resins as during fiscal 2002, the additional annual expense to us in fiscal 2003 would be approximately $920,000, as our total purchase of plastic resins in fiscal 2002 was approximately $9.2 million.

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

Use of Proceeds

         On April 7, 1998, the SEC declared effective our Registration Statement on Form F-1, File No. 333-8462, for the registration of 4,830,000 common shares in our initial public offering. Net proceeds from the initial public offering were approximately $81.0 million. As of September 2002, we had used the net proceeds of the offering as follows: approximately $16.5 million for a payment of a dividend; $9.8 million for the acquisition of a majority interest in Lite Array; $6.6 million for the expansion of the Dongguan facility and the purchase of fuel energy saving equipment; $2.0 million for the purchase of machinery, tooling and equipment; and $10.4 million for the repayment of indebtedness. The remaining balance continues to remain in temporary investments, including short-term marketable securities, U.S. dollar denominated interest-bearing savings accounts and a money market fund.

Item 15.   Controls and Procedures

           There were no significant changes in our internal controls or in other factors that could significantly affect these controls during fiscal 2002.

Item 16.   [Reserved]

         Not applicable.

                                    PART III

Item 17.   Financial Statements.

         Not applicable.

Item 18.   Financial Statements.

         See pages F-1 through F-35 incorporated herein by reference.

Item 19.   Exhibits.

         See "Exhibit Index" on page E-1.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:    October 15, 2002


                              GLOBAL-TECH APPLIANCES INC.

                              By:              /s/ John C.K. Sham
                                  ----------------------------------------------
                                                  John C.K. Sham
                                      President and Chief Executive Officer

                                 CERTIFICATIONS

I, John C.K. Sham, certify that:

1.       I have reviewed this annual report on Form 20-F of Global-Tech
Appliances Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:    October 15, 2002


                              By:              /s/ John C.K. Sham
                                  ----------------------------------------------
                                                  John C.K. Sham
                                      President and Chief Executive Officer


I, Kin Shek Leung, certify that:

1.       I have reviewed this annual report on Form 20-F of Global-Tech
Appliances Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:    October 15, 2002


                              By:               /s/  Kin Shek Leung
                                  ----------------------------------------------
                                                  Kin Shek Leung
                                              Chief Financial Officer

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             Page
                                                                                                             ----
         Reports of Independent Public Accountants.......................................................     F-2
         Consolidated Statements of Income and Comprehensive Income for the years ended
              March 31, 2000, 2001 and 2002..............................................................     F-4
         Consolidated Balance Sheets as of March 31, 2001 and March 31, 2002.............................     F-5
         Consolidated Statements of Changes in Shareholders' Equity for the years ended
              March 31, 2000, 2001 and 2002..............................................................     F-6
         Consolidated Statements of Cash Flows for the years ended March 31, 2000, 2001 and 2002.........     F-7
         Notes to the Consolidated Financial Statements..................................................     F-9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Global-Tech Appliances Inc.:

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. (a company incorporated in the British Virgin Islands; "Global-Tech") and Subsidiaries ("the Company") as of 31st March 2002, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the year ended 31st March 2002. These accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounts based on our audit. The financial statements of the Company as of 31st March 2001 and for each of the two years in the period ended 31st March 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated 17th July 2001.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global-Tech Appliances Inc. and Subsidiaries as of 31st March 2002, and the result of their operations and their cash flows for the year ended 31st March 2002, in conformity with generally accepted accounting principles in the United States of America.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
31st August 2002

[This report is a copy of a previously issued report and that the report has not been reissued by Arthur Andersen & Co.]

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

ARTHUR ANDERSEN & CO
Certified Public Accountants
Hong Kong
July 17, 2001.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31st MARCH 2000, 2001 and 2002

                                                                    2000               2001               2002
                                                                     US$                US$                US$
Net sales (Note 27)                                           92,356,993        108,378,912         85,559,976

Cost of goods sold                                           (70,646,639)       (85,563,357)       (65,479,097)
                                                           -------------      -------------      -------------
  Gross profit                                                21,710,354         22,815,555         20,080,879

Selling, general and administrative expenses                 (15,947,514)       (15,927,158)       (16,361,059)

Legal and professional fees on potential acquisitions
  (Note 20)                                                     (500,484)                 -                  -
Write-off of inventory and tooling (Note 21)                           -         (4,991,407)                 -
Loss on cessation of a product line (Note 22)                          -         (2,523,293)                 -
Impairment of property, plant and equipment (Note 11)                  -                  -           (258,233)
Share of loss of a joint venture (Note 14)                             -                  -         (5,236,684)
Amortization of goodwill (Note 16)                                     -                  -           (328,316)
Write-off of goodwill (Note 16)                                        -                  -         (3,611,472)
                                                           -------------      -------------      -------------
  Operating income (loss)                                      5,262,356           (626,303)        (5,714,885)

Interest expense                                                (216,894)          (269,297)          (125,272)

Interest income                                                3,461,098          3,729,455          2,017,115

Other income, net                                                450,901            448,618            646,868
                                                           -------------      -------------      -------------
         Income (loss) before income taxes                     8,957,461          3,282,473         (3,176,174)

Provision for income taxes (Note 19)                            (224,890)          (513,147)        (1,416,716)
                                                           -------------      -------------      -------------
         Income (loss) before minority interests               8,732,571          2,769,326         (4,592,890)

Minority interests                                                     -                  -          1,570,273
                                                           -------------      -------------      -------------
         Net income (loss)                                     8,732,571          2,769,326         (3,022,617)

Other comprehensive income (loss) -
    Unrealized gain (loss) on marketable securities, net
       of tax
         Unrealized holding loss arising during the
             period                                               35,675           (186,523)          (178,918)
         Less: reclassification adjustment for loss
             included in net income                                    -                  -            532,150
                                                           -------------      -------------      -------------
         Total comprehensive income (loss)                     8,768,246          2,582,803         (2,669,385)
                                                           =============      =============      =============
Basic and diluted earnings (loss) per common share                  0.72               0.23              (0.25)
                                                           =============      =============      =============
Basic and diluted weighted average number of shares
    outstanding                                               12,109,136         12,134,846         12,139,564
                                                           =============      =============      =============

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF 31ST MARCH 2001 AND 2002

                                                                                          2001            2002
                                                                                           US$             US$
ASSETS
------

Current assets:
  Cash and cash equivalents (Notes 5 & 29)                                          28,489,112      48,589,117
  Short-term investments (Note 6)                                                   31,220,932       8,678,356
  Accounts receivable, net (Notes 7 & 29)                                            9,389,632      12,318,211
  Deposits, prepayments and other assets (Notes 8 & 9)                               8,197,171       2,157,819
  Inventories (Note 10)                                                             14,898,127       9,646,333
                                                                                  ------------    ------------
   Total current assets                                                             92,194,974      81,389,836

Loan to a director (Note 8)                                                            384,114         305,653
Property, plant and equipment (Note 11)                                             36,456,068      34,198,452
Land use rights (Note 12)                                                            2,036,977       2,002,137
License (Note 13)                                                                            -       4,317,001
Patents (Note 15)                                                                       13,168         285,618
Promissory note receivable (Note 8)                                                    963,000         774,602
                                                                                  ------------    ------------
   Total assets                                                                    132,048,301     123,273,299
                                                                                  ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
  Short-term bank borrowings (Note 17)                                                       -          75,533
  Current portion of long-term bank loans (Notes 18 & 29)                            1,138,505         714,643
  Accounts payable                                                                  14,007,213       6,237,968
  Amount due to a director (Note 8)                                                          -         180,000
  Fees payable for license                                                                   -       1,800,000
  Fees payable for land use rights                                                     257,888         274,871
  Salaries and allowances payable                                                      928,193         541,822
  Advance payments from customers                                                      184,408          43,273
  Accrued expenses                                                                   2,551,376       1,960,617
  Investment in a joint venture (Note 14)                                                    -         246,198
  Income tax payable                                                                 3,013,901       4,384,289
                                                                                  ------------    ------------
   Total current liabilities                                                        22,081,484      16,459,214

Long-term bank loans (Notes 18 & 29)                                                   907,753         271,539
Deferred tax liabilities, net                                                                -          42,810
                                                                                  ------------    ------------
                                                                                       907,753         314,349
                                                                                  ------------    ------------
   Total liabilities                                                                22,989,237      16,773,563
                                                                                  ------------    ------------
Shareholders' equity:
  Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares
   issued (Note 24)                                                                          -               -
  Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000
   issued as of 31st March 2001 and 31st March 2002 (Note 24)                          128,300         128,300
  Additional paid-in capital (Notes 24 & 29)                                        81,661,840      81,753,145
  Retained earnings                                                                 32,456,646      29,415,443
  Accumulated other comprehensive deficit                                             (550,257)       (197,025)
  Less: Treasury stock, at cost, 692,647 as of 31st March 2001 and
       689,147 shares as of 31st March 2002 (Note 24)                               (4,637,465)     (4,600,127)
                                                                                  ------------    ------------
   Total shareholders' equity                                                      109,059,064     106,499,736
                                                                                  ------------    ------------
   Total liabilities and shareholders' equity                                      132,048,301     123,273,299
                                                                                  ============    ============

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED 31ST MARCH 2000, 2001 and 2002

                              Number of shares                                    Amounts
                        ---------------------------- ---------------------------------------------------------------


                                                                          Additional     Retained
                        Common stock  Treasury stock   Common stock  paid-in capital     earnings   Treasury stock
                        ------------  --------------   ------------  ---------------     --------   --------------
                                                                US$              US$          US$              US$
Balance as of 31st
  March 1999              12,830,000        (739,900)       128,300       81,661,840   37,797,736       (5,225,804)

Issuance of treasury
  stock                            -          36,001              -                -            -          468,302

Other comprehensive
  income -
  unrealized gain on
  marketable
  securities, net of
  tax                              -               -              -                -            -                -

Loss on issuance of
  treasury stock                   -               -              -                -     (292,964)               -

Net income                         -               -              -                -    8,732,571                -
                         -----------     -----------    -----------      -----------  -----------      -----------
Balance as of 31st
  March 2000              12,830,000        (703,899)       128,300       81,661,840   46,237,343       (4,757,502)

Issuance of treasury
  stock                            -          11,252              -                -            -          120,037

Other comprehensive
  income -
  unrealized loss on
  marketable
  securities, net of
  tax                              -               -              -                -            -                -

Loss on issuance of
  treasury stock                   -               -              -                -      (54,605)               -

Dividend declared
  and paid                         -               -              -                -  (16,495,418)               -

Net income                         -               -              -                -    2,769,326                -
                         -----------     -----------    -----------      -----------  -----------      -----------
Balance as of 31st
  March 2001              12,830,000        (692,647)       128,300       81,661,840   32,456,646       (4,637,465)

Issuance of treasury
  stock                            -           3,500              -                -            -           37,338

Issuance of stock
  options to counter
  party other than
  employees                        -               -              -           91,305            -                -

Other comprehensive
  income -
  unrealized loss on
  marketable
  securities, net of
  tax                              -               -              -                -            -                -

Reclassification
  adjustment for
  loss included in
  net income                       -               -              -                -            -                -

Loss on issuance of
  treasury stock                   -               -              -                -      (18,586)               -

Net loss                           -               -              -                -   (3,022,617)               -
                         -----------     -----------    -----------      -----------  -----------      -----------
Balance as of 31st
  March 2002              12,830,000        (689,147)       128,300       81,753,145   29,415,443       (4,600,127)
                         ===========     ===========    ===========      ===========  ===========      ===========

                       -----------------------------
                         Accumulated
                               other           Total
                       comprehensive   shareholders'
                             deficit          equity
                             -------          ------
                                 US$             US$
Balance as of 31st
  March 1999                (399,409)    113,962,663

Issuance of treasury
  stock                            -         468,302

Other comprehensive
  income -
  unrealized gain on
  marketable
  securities, net of
  tax                         35,675          35,675

Loss on issuance of
  treasury stock                   -        (292,964)

Net income                         -       8,732,571
                         -----------     -----------
Balance as of 31st
  March 2000                (363,734)    122,906,247

Issuance of treasury
  stock                            -         120,037

Other comprehensive
  income -
  unrealized loss on
  marketable
  securities, net of
  tax                       (186,523)       (186,523)

Loss on issuance of
  treasury stock                   -         (54,605)

Dividend declared
  and paid                         -     (16,495,418)

Net income                         -       2,769,326
                         -----------     -----------
Balance as of 31st
  March 2001                (550,257)    109,059,064

Issuance of treasury
  stock                            -          37,338

Issuance of stock
  options to counter
  party other than
  employees                        -          91,305

Other comprehensive
  income -
  unrealized loss on
  marketable
  securities, net of
  tax                       (178,918)       (178,918)

Reclassification
  adjustment for
  loss included in
  net income                 532,150         532,150

Loss on issuance of
  treasury stock                   -         (18,586)

Net loss                           -      (3,022,617)
                         -----------     -----------
Balance as of 31st
  March 2002                (197,025)    106,499,736
                         ===========     ===========

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31ST MARCH 2000, 2001 AND 2002

                                                                       2000            2001            2002
                                                                        US$             US$             US$
Cash flows from operating activities:
-------------------------------------

Net income (loss) before minority interests                       8,732,571       2,769,326      (4,592,890)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Amortization                                                      116,133         116,133         963,943
  Depreciation                                                    3,706,115       4,323,028       4,541,452
  Loss on disposal of property, plant and equipment                       -         733,193               -
  Share of loss of a joint venture                                        -               -       5,236,684
  Realized gain on disposal of short term investments                     -         (12,738)        (88,679)
  Provision for impairment of property, plant and
   equipment                                                              -               -         258,233
  Provision for promissory note receivable                          103,179          18,931         274,000
  Write-off of goodwill                                                   -               -       3,611,472
  Issuance of stock options in lieu of consultancy fee                    -               -          91,305
  Provision for income taxes                                        204,234         513,147       1,416,716
Change in operating assets and liabilities:
  Accounts receivable, net                                          915,367      (2,222,164)     (2,928,579)
  Deposits, prepayments and other assets                           (755,919)     (5,731,017)        396,758
  Inventories                                                     1,912,224       3,261,821       5,251,794
  Promissory note receivable                                        (74,800)        (83,615)        (85,602)
  Accounts payable                                                 (227,270)      5,280,913      (7,769,245)
  Salaries and allowances payable                                  (314,706)        468,844        (386,371)
  Advance payments from customers                                   (51,836)        113,828        (141,135)
  Fee payable for land use rights                                  (134,740)       (120,230)         16,983
  Accrued expenses                                                   92,767         351,803      (1,952,856)
  Income tax payable                                                 20,656          (4,378)         (3,518)
                                                                -----------     -----------     -----------
Net cash provided by operating activities                        14,243,975       9,776,825       4,110,465
                                                                -----------     -----------     -----------

                                                               (To be continued)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31ST MARCH 2000, 2001 AND 2002 (continued)

                                                                          2000            2001             2002
                                                                           US$             US$              US$
Cash flows from investing activities:
-------------------------------------

Proceeds from disposal of property, plant and
  equipment                                                                  -         180,092                -
Proceeds from disposal of short-term investments                             -      51,277,779       33,918,955
Purchase of license                                                          -               -         (800,000)
Purchase of patents                                                          -               -         (271,300)
Purchase of short-term investments                                  (9,700,886)    (62,394,272)     (10,934,468)
Loans granted to Lite Array prior to acquisition                             -               -       (2,000,000)
Purchases of property, plant and equipment                          (4,716,928)     (5,535,837)      (1,991,086)
Additions to construction-in-progress                               (1,221,664)     (1,683,714)               -
(Decrease) increase in loan to a director                             (461,217)         77,103           78,461
Increase in amount due to a director                                         -               -          180,000
Increase in loans to a joint venture                                         -               -       (1,483,495)
Net cash inflow in respect of the acquisition of
  subsidiaries (Note 4)                                                      -               -        1,150,269
                                                                   -----------     -----------      -----------
Net cash (used in) provided by investing activities                (16,100,695)    (18,078,849)      17,847,336
                                                                   -----------     -----------      -----------

Cash flows from financing activities:
-------------------------------------

Issuance of treasury stock to consultants                              175,338          65,432           18,752
Repayment of short-term bank borrowings                             (1,714,618)         (1,895)        (816,472)
Increase in long-term bank loans                                     1,377,466         645,977                -
Repayment of long-term bank loans                                     (848,393)     (1,070,256)      (1,060,076)
Dividend paid                                                                -     (16,495,418)               -
                                                                   -----------     -----------      -----------
Net cash used in financing activities                               (1,010,207)    (16,856,160)      (1,857,796)
                                                                   -----------     -----------      -----------
Net (decrease) increase in cash and cash equivalents                (2,866,927)    (25,158,184)      20,100,005

Cash and cash equivalents at beginning of year                      56,514,223      53,647,296       28,489,112
                                                                   -----------     -----------      -----------
Cash and cash equivalents at end of year                            53,647,296      28,489,112       48,589,117
                                                                   ===========     ===========      ===========
Supplemental disclosure information:
  Cash paid for interest expense                                       216,894         269,297          125,272
  Cash (refund) paid for tax expense                                   (20,656)          4,378            3,518
                                                                   ===========     ===========      ===========

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1    Organization and principal activities

     Global-Tech Appliances Inc. ("Global-Tech"), was incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company". The Company is a designer and manufacturer of a wide range of small household appliances. The Company's manufacturing operation is located in Dongguan, the People's Republic of China ("China"). The Company's products are sold to the customers primarily in the United States of America and Europe.

     The common stock of Global-Tech is listed on the New York Stock Exchange under the symbol "GAI".

2    Subsidiaries

     Details of Global-Tech's principal subsidiaries as of 31st March 2002 were as follows:

                                                                           Percentage of
                                                                         equity interest
                        Name of subsidiary      Place of incorporation              held                       Principal activities

     Pentalpha Enterprises Limited ("PEL")   Hong Kong                        100%         Trading of raw materials and
                                                                                             household appliances products

     Kwong Lee Shun Trading Company          Hong Kong                        100%         Provision of management services
        Limited ("KLS")

     Pentalpha Hong Kong Limited ("PHK")     Hong Kong                        100%         Trading of raw materials and
                                                                                             household appliances products

     Dongguan Wing Shing Electrical          China                            100%         Manufacturing of household
        Products Factory Company Limited                                                     appliances products
        ("DWS")

     Wing Shing Products (BVI) Company       British Virgin Islands           100%         Trading of household appliances products
        Limited ("WSPBVI")

     Wing Shing Overseas Limited ("WSO")     British Virgin Islands           100%         Trading of raw materials and
                                                                                             household appliances products

     Global-Tech USA, Inc. ("GTU")           United States of America         100%         Provision of investment - related
                                                                                             services

     Pentalpha Macau Commercial Offshore     Macau                            100%         Trading of household appliances
        Limited ("PMA") **                                                                   products

     Global Lite Array (BVI) Limited         British Virgin Islands         76.75%         Investment holding
        ("GLA") *

     Lite Array (BVI) Company Limited        British Virgin Islands         76.75%         Trading of raw materials and
        ("LA (BVI)") *                                                                       organic and inorganic solid state
                                                                                             flat-panel displays

     Lite Array, Inc. ("LA") *               United States of America       76.75%         Research and development of
                                                                                             organic and inorganic solid state
                                                                                             flat-panel displays

     * GLA and LA are newly acquired subsidiaries by the Company. LA (BVI) is a newly incorporated subsidiary of GLA. Please refer to note 4 to the financial statements - Acquisition of subsidiaries.

     ** PMA is a new subsidiary incorporated during the year ended 31st March 2002.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3    Summary of significant accounting policies

(a)  Basis of consolidation

     The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(b)  Subsidiaries

     Subsidiaries include those majority-owned and controlled domestic and foreign subsidiaries. Majority-ownership represents more than 50% of the issued voting capital.

(c)  Joint venture

     A joint venture is an entity established between the Company and one or more other parties, with the rights and obligations to the joint venture partners governed by a contract. The joint venture is accounted for under the equity method of accounting.

(d)  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)  Cash and cash equivalents

     Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

(f)  Short-term investments

     Investments with maturities greater than three months and less than one year are classified as short-term investments. Investments with maturities greater than one year are classified as long-term investments.

     The Company accounts for investments in accordance with SFAS No. 115:
     "Accounting for Certain Investments in Debt and Equity Securities." All of the Company's marketable debt and equity investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, recorded in shareholders' equity as a component of other comprehensive income/loss. The cost of securities sold is based on the specific identification method. Realized gains or losses and other-than-temporary declines in value, if any, are reported in the current period in the statements of income and comprehensive income.

(g)  Inventories

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

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3    Summary of significant accounting policies (continued)

(h)  Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains or losses on disposal are reflected in current operations. Depreciation is calculated on the straight-line or reducing balance basis at annual rates estimated to write off the cost of each asset over its expected useful life. The annual rates are as follows:

                                                               Annual rate                        Method
                                                   -------------------------------------   ---------------------
     Leasehold improvements and buildings          Over the remaining lease term           Straight-line
     Plant                                         4.5%                                    Straight-line
     Machinery                                     15%                                     Reducing balance
     Moulds                                        20%                                     Straight-line
     Transportation equipment                      15%-20%                                 Straight-line
     Furniture, fixtures and equipment             15%                                     Straight-line

     The Company assesses impairment periodically for property, plant and equipment when events indicate that future operations will not produce sufficient revenue to cover the related future costs. Impairment losses are recognized when the sum of expected future net cash flow (undiscounted and without interest charges) are less than the carrying amount of the assets. Measurement of the impairment loss is based on the fair value of the assets.

(i)  Land use rights

     Land use rights are stated at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the lease period.

(j)  Goodwill

     Goodwill, being the excess of cost over the fair value of the Company's share of net assets of subsidiaries acquired, was amortized on a straight-line basis using an estimated economic life of 10 years. The Company periodically evaluates the existence of goodwill impairment in accordance with SFAS No. 121: "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of".

(k)  License

     The license for Organic Light Emitting Diode ("OLED") technology (see Note
     13) was recorded at fair value upon acquisition of LA. The license is being amortized on a straight-line basis over the expected future economic life of 8 years starting from the date of acquisition.

(l)  Patents

     Patents are stated at the historical cost and are amortized on a straight-line basis over the expected future economic lives ranging from 11 to 20 years.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3    Summary of significant accounting policies (continued)

(m)  Sales and revenue recognition

     The Company recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101: "Revenue Recognition" which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Sales represent the gross invoiced sales, net of discounts and returns, and are recognised when goods are shipped and title has passed.

     Deposits or advance payments from customers prior to delivery and passage of title of merchandise are recorded as a receipt in advance.

(n)  Advertising costs

     Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer's purchase of goods, and are charged to expense as incurred.

(o)  Foreign currencies

     The Company considers the U.S. dollar as its functional currency, as most of the Company's business activities are denominated in U.S. dollars.

     Individual subsidiaries maintain their books and records in their respective currencies (either in Hong Kong dollars or U.S. dollars). In the financial statements of the individual companies, transactions in other currencies during the year are translated into the respective currencies at exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in other currencies at any balance sheet date are remeasured into the respective currencies at the rates of exchange in effect at such balance sheet date. Non-monetary assets and liabilities, income and expenses denominated in other currencies are remeasured into the respective currencies at the rates of exchange in effect at the time of the transactions. Aggregate exchange gains and losses were included in the results of operations.

     On consolidation, the financial statements of the subsidiaries are translated into U.S. dollars at rates of exchange in effect at the balance sheet date for assets and liabilities, and at the average rates of exchange during the year for income and expense items. Translation differences arising therefrom are credited or charged to the accumulated other comprehensive deficit account.

(p)  Operating leases

     Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to the statement of income on a straight-line basis over the period of the relevant leases.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3    Summary of significant accounting policies (continued)

(q)  Income taxes

     The Company accounts for income taxes under the provisions of SFAS No. 109:
     "Accounting for Income Taxes" which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all temporary differences between the tax and financial statement bases of assets and liabilities. Deferred tax assets are also recognized for losses carry forward. Valuation allowances are established to the extent that deferred assets will more likely than not go unrealized.

(r)  Stock-based compensation

     The Company accounts for employee stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25: "Accounting for Stock Issued to Employees." Compensation expense related to employee stock options is recorded only if the fair value of the underlying stock exceeds the exercise price on the date of grant. Also, the Company has adopted the disclosure-only requirements of SFAS No. 123: "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro-forma net income and pro-forma earnings per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 had been applied to these transactions.

     The Company accounts for stock options granted to a counter party other than an employee in accordance with EITF Issue No. 96-18: "Accounting for Equity Instruments That Are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services". Fair value of the equity instruments is recognised on the measurement date. Measurement date is the date at which (i) a commitment for performance by the counterpart to earn the equity instruments is reached or (ii) the counter party's performance is complete.

(s)  Treasury stock

     The Company accounts for the acquired shares of its own capital stock ("treasury stock") in accordance with ARB 43, Chapter 1B and APB Opinion 6. The cost of the acquired treasury stock is shown as a deduction from capital. When the treasury stock is reissued, an excess of purchase price over par or stated value is allocated between additional paid-in capital and retained earnings. Gains on sales of treasury stock not previously accounted for as constructively reissued are credited to additional paid-in capital while losses are charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise to retained earnings.

(t)  Comprehensive income

     The Company has adopted SFAS No. 130: "Reporting Comprehensive Income" which establishes guidance for the reporting and display of comprehensive income and its components. The purpose of reporting comprehensive income is to report a measure of all changes in equity that resulted from recognized transactions and other economic events of the period other than transactions with shareholders. The accumulated other comprehensive deficit included in the consolidated balance sheets consists of unrealized loss on marketable securities as of the end of each year.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3    Summary of significant accounting policies (continued)

(u)  Loss contingencies

     The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with general counsel, that adequate reserves have been provided for all known contingencies, the ultimate cost will depend on the resolution of the uncertainties. Therefore, it is possible that additional reserves could be required in the future.

(v)  New Statements of Financial Accounting Standards

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141: "Business combinations" and SFAS No. 142: "Goodwill and Other Intangible Assets," effective for fiscal years beginning after 15th December 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after 30th June 2001. The adoption of SFAS No. 141 is not expected to have a material impact on the Company's financial statements. SFAS No. 142 requires, among other provisions, companies to assess the possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. Additionally, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the Statement's criteria. Under this new statement, the Company will no longer amortize goodwill but will instead assess goodwill impairment using specialized independent advisors.

     Furthermore, under this new Statement, intangible assets with determinable useful lives will continue to be amortized over their estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. Intangible assets with indeterminable useful lives will not be amortized but rather, will be assessed for impairment in accordance with SFAS No. 144: "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company is required to and will adopt SFAS No. 142 on 1st April 2002. The Company has made a preliminary assessment of goodwill and other intangible assets in accordance with the provisions of this new Statement, and believes that adoption of SFAS No. 142 will not have a material impact on the Company's financial statements.

     In August 2001, FASB issued SFAS No. 143: "Accounting for Asset Retirement Obligations". This Statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. The Company is required to and will adopt SFAS No. 143 on 1st April 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3    Summary of significant accounting policies (continued)

(v)  New Statements of Financial Accounting Standards (continued)

     In October 2001, FASB issued SFAS No. 144: "Accounting for the Impairment or Disposal of Long-Lived Assets". The Statement supersedes SFAS No. 121:
     "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of" and modifies APB Opinion No. 30: "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events." For long-lived assets to be held and used, the Statement retains the requirements of SFAS No. 121, whereby an impairment loss is recognized if the carrying value of the asset is not recoverable from its undiscounted cash flows and an impairment loss is measured as the difference between fair values and carrying values of the asset. The new Statement requires long-lived assets to be disposed of other than by sale to be considered held and used until it is disposed of. The Statement also broadens the scope of APB 30 provisions for the presentation of discontinued operations separately from continuing operations to include a component of an entity that either has been disposed of or is classified as held for sale. In addition, discontinued operations are no longer measured on a net realizable value basis, and expected future operating losses must be reflected in the periods incurred, rather than at the measurement date as previously required by APB 30. The Company is required to and will adopt SFAS No. 144 on 1st April 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

     In April 2002, FASB issued SFAS No. 145: "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company is required to and will adopt SFAS No. 145 on 1st April 2003. The adoption of SFAS No. 145 is not expected to have a material impact on the Company's financial statements.

     In June 2002, FASB issued SFAS No. 146: "Accounting for Costs Associated with Exit or Disposal Activities". The new Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. The Company is required to and will adopt SFAS No. 146 for exit or disposal activities that are initiated after 31st December 2002. The Company is in the process of evaluating the effect the adoption of this Standard or will have on the consolidated results of operations, financial position and cash flows, if any.

(w)  Comparative figures

     Certain balances in the prior period presentation have been reclassified to conform with the classification in the current year.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4    Acquisition of subsidiaries

     In May of 2001, Global-Tech established a subsidiary, GLA. In one simultaneously completed transaction (i) the Company contributed approximately $3,848,000 of cash and approximately $5,653,000 of the convertible notes of LA into GLA, (ii) GLA invested approximately $3,848,000 directly into LA, (iii) GLA acquired 100% of the outstanding stock from former shareholders of LA in exchange for 9.2% of the outstanding shares of GLA, (iv) third party holders of LA debts exchanged $4.0 million in LA debts for 14% of the outstanding shares of GLA, and (v) GLA converted all of the convertible notes of LA into LA common shares. The deemed fair value per share of $0.23 (which was determined by reference to the per share price of the incremental shares obtained by the Company in exchange for the $3,848,000 of cash) was ascribed to the 6.7 million minority interest shares, resulting in a deemed purchase price of approximately $1.6 million.

     Details of the assets acquired and liabilities assumed are as follows:

                                                                                              US$
     Net assets acquired:

      Cash and bank equivalents                                                         4,998,155
      Deposits, prepayments and other assets                                               10,058
      Property, plant and equipment                                                       567,478
      License                                                                           4,900,001
      Patents                                                                               2,441
      Interest in a joint venture                                                       3,506,991
      Fees payable for license                                                         (2,600,000)
      Accrued expenses                                                                 (1,362,096)
      Loan from holding company                                                        (2,000,000)
      Short-term bank borrowings                                                         (892,005)
      Goodwill arising on acquisition of LA                                             3,939,788
      Minority interests                                                               (1,570,273)
                                                                                    -------------
                                                                                        9,500,538
                                                                                    -------------

     Satisfied by:
      Conversion of convertible notes                                                   5,652,652
      Cash consideration                                                                3,847,886
                                                                                    -------------
                                                                                        9,500,538
                                                                                    =============
     Net cash inflow from acquisition of subsidiaries:

     Consideration                                                                      9,500,538
     Cash and bank equivalents acquired                                                (4,998,155)
     Conversion of convertible notes                                                   (5,652,652)
                                                                                    -------------
     Net cash inflow in respect of the acquisition of subsidiaries                     (1,150,269)
                                                                                    =============

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4    Acquisition of subsidiaries (continued)

     Had the results of operations for the Company included GLA as at 1st April 2000, the Company's pro forma revenue, net loss and net loss per common share would have been as follows:

                                                                                    (Unaudited)
                                                                                 2001             2002
                                                                                  US$              US$
     Pro-forma net sales                                                  108,403,257       85,587,836
                                                                         ============     ============

     Pro-forma net profit/(loss)                                              844,455       (3,527,228)
                                                                         ============     ============

     Pro-forma net profit/(loss) per common share                                0.07            (0.29)
                                                                         ============     ============

5    Cash and cash equivalents

                                                                                 2001             2002
                                                                                  US$              US$

     Cash on hand and in bank                                              17,204,322       11,291,873

     Money market fund                                                     11,284,790       37,297,244
                                                                         ------------     ------------
                                                                           28,489,112       48,589,117
                                                                         ============     ============

6    Short-term investments

     The following is a summary of investment securities as of 31st March 2001 and 2002:

                                                                                  Net
                                                             Amortized     Unrealized
                                                                  Cost         Losses       Fair Value
                                                                   US$            US$              US$
     31st March 2001
     Available-for-sale securities:

     Treasury bills                                         26,692,190              -       26,692,190

     Listed securities                                       1,057,702       (490,758)         566,944

     Other debt securities                                   4,021,297        (59,499)       3,961,798
                                                           -----------    -----------      -----------

                                                            31,771,189       (550,257)      31,220,932
                                                           -----------    -----------      -----------

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6    Short-term investments (continued)

                                                                                       Net
                                                             Amortized          Unrealized
                                                                  Cost              Losses         Fair Value
                                                                   US$                 US$                US$
     31st March 2002
     Available-for-sale securities:

     Treasury bills                                                  -                   -                  -

     Listed securities                                           3,145                   -              3,145

     Other debt securities                                   8,872,236            (197,025)         8,675,211
                                                          ------------        ------------       ------------
                                                             8,875,381            (197,025)         8,678,356
                                                          ------------        ------------       ------------

     The amortized cost and estimated fair value of the debt securities as at 31st March 2002, by contractual maturity, are shown below.

                                                                                      Cost         Fair value
                                                                                       US$                US$
     Due in one year or less                                                     3,072,560          3,081,478

     Due after one year through five years                                       3,773,620          3,565,994

     Due after five years through ten years                                      2,026,056          2,027,739
                                                                              ------------       ------------
                                                                                 8,872,236          8,675,211
                                                                              ============       ============

7    Accounts receivable, net

                                                                                      2001               2002
                                                                                       US$                US$
     Trade receivables                                                           9,396,874         12,364,066

     Less: Allowance for doubtful accounts                                          (7,242)           (45,855)
                                                                              ------------       ------------
                                                                                 9,389,632         12,318,211
                                                                              ============       ============

     During the year ended 31st March 2002, no trade receivables (2000 - $2,823 and 2001 - Nil) were written off against the allowance for doubtful accounts.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8    Related party transactions

     A related party is any party that controls or can significantly influence management or operating policies of the Company to the extent that the Company may be prevented from fully pursuing its own interests. Such parties would include affiliates, investors accounted for by the equity method, trusts for the benefit of employees, principal shareholders, management, and immediate family members of shareholders or management.

     The Company had the following transactions and balances with related parties:

(a) As of 31st March 2000, 2001 and 2002, the Company incurred annual real estate rental expenses of approximately $223,000, $223,000 and $223,000, respectively, payable to a related company with a common director.

(b) In October 1998, the Company extended an unsecured loan of $1,000,000 to a U.S. corporation wholly owned by the spouse of an executive employee of the Company. The loan was granted to finance its start up costs and working capital. The loan bears interest at a fixed annual rate of 7.0% and is payable in quarterly installments of approximately $81,000 commencing 28th October 2003, with any remaining balance due in full on 28th October 2008. The loan plus accrued interest was approximately $1,187,000 and $1,272,000 as of 31st March 2001 and 2002. The Company provided a reserve of approximately $224,000 and approximately $498,000 against the loan and the related interest receivable as of 31st March 2001 and 2002. The net amount of the loan was included in promissory note receivable on the accompanying balance sheet.

(c) In October 1999, the Company made a loan to an executive employee for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02% and is secured by a mortgage on the property. As of 31st March 2001 and 2002, the loan balance was approximately $384,000 and $306,000 respectively. The loan is payable in six years with an annual installment of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 2000; however, such annual payments are forgiven in arrears on each payment due date in consideration for the executive employee's continued employment by the Company.

(d) Amount due to a director was non-interest bearing and subsequently paid after 31st March 2002.

9    Deposits, prepayments and other assets

     As of 31st March 2001, the amount included the convertible notes of $5 million plus accrued interest issued by LA, which was exchangeable for the common stock of the company. The convertible notes were unsecured, bore interest at 8% per annum and were to have matured at various dates on 30th June 2003, 2004 and 2005. The conversion right under the convertible notes was exercised and converted to the equity shares of LA by GLA, during the year ended 31st March 2002 as described in Note 4.

10   Inventories

                                                       2001           2002
                                                        US$            US$

     Raw materials                                8,730,373      5,408,984
     Work-in-progress                             4,297,842      2,777,612
     Finished goods                               1,869,912      1,459,737
                                                 ----------     ----------
                                                 14,898,127      9,646,333
                                                 ==========     ==========

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11   Property, plant and equipment

                                                          2001             2002
                                                           US$              US$

     Leasehold improvements and buildings           21,159,378       21,456,231
     Plant and machinery                            19,156,055       20,075,499
     Moulds                                          8,117,922        8,950,456
     Transportation equipment                          441,346          416,767
     Furniture, fixtures and equipment               3,177,319        3,400,173
                                                   -----------      -----------
                                                    52,052,020       54,299,126

     Less: Accumulated depreciation                (15,595,952)     (20,100,674)
                                                   -----------      -----------
                                                    36,456,068       34,198,452
                                                   ===========      ===========

     In the current year, an impairment loss of $258,233 (2000 and 2001 : Nil) was recognized in the statement of income related to the TFEL business (Note 16).

     As of 31st March 2001 and 2002, buildings with a net book value of approximately $164,000 and $150,000, respectively, were situated in Hong Kong and were held under leases expiring in 2044, and plants with a net book value of approximately $18,462,000 and $17,808,000, respectively were situated in China and were held under the land use rights of 50 years until 2043.

     The amount of depreciation charged for the years ended 31st March 2000, 2001 and 2002 was $3,706,115, $4,323,028 and $4,541,452 respectively.

12   Land use rights

                                                          2001             2002
                                                           US$              US$

     At cost                                         2,802,289        2,818,785

     Less: Accumulated amortization                   (765,312)        (816,648)
                                                   -----------      -----------
                                                     2,036,977        2,002,137
                                                   ===========      ===========

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13   License

                                                          2001             2002
                                                           US$              US$

     At cost                                                 -        4,900,001

     Less: Accumulated amortization                          -         (583,000)
                                                    ----------       ----------
                                                             -        4,317,001
                                                    ==========       ==========

     The "cost" of the license represents the appraised fair value of the license on the date of acquisition of LA. A balance due to the licensor remained unpaid as at 31st March 2002. Pursuant to the license arrangement, LA shall pay royalties of (i) a fixed percentage of the net sales of products which are produced by using the licensed know-how sold by LA and its subsidiaries before 1st January 2004, and (ii) the greater of a fixed amount or a fixed percentage of the net sales of products, which are produced by using the licensed know-how, sold by LA and its subsidiaries after 1st January 2004. The subsidiary may terminate the license agreement at any time commencing 1st January 2004 before its expiration in 2023. As of 31st March 2002, production of licensed products has not commenced.

14   Investment in a joint venture

                                                          2001             2002
                                                           US$              US$

     Share of net liabilities of a joint venture             -         (246,198)
                                                    ----------       ----------

     Details of the joint venture as of 31st March 2002 were as follows:

                                                             Percentage of
                                                             -------------
                                                                  indirect
                                                                  --------
                                 Place of establishment      interest held               Principal activities
                                 ----------------------      -------------               --------------------
     Jiangmen Lite Array (USA)                    China                50%       Manufacturing of organic and
         Electronics Co., Ltd.                                               inorganic solid state flat-panel
                                                                                                     displays

     Jiangmen Lite Array (USA) Electronics Co., Ltd. is the manufacturing plant of the TFEL products and was acquired as part of the acquisition as described in Note 4. This joint venture was intended to be the facility for manufacturing organic and inorganic solid state flat-panel displays. As explained in Note 16, the carrying amount of the identified goodwill in connection with the TFEL business was written off in full and the impaired long-lived assets were written down to their fair values. The Company also shared all of the net liabilities of Jiangmen Lite Array (USA) Electronics Co., Ltd., which was held by LA, except for the advances of approximately US$2,968,000 granted by the other joint venture partner. As a result, the Company shared more than 50% of the net liabilities of Jiangmen Lite Array at the end of the year as the Company intended to continue to finance the joint venture and would take up all liabilities of the joint venture except for the capital and advances contributed by other joint venture partner. The Company does not believe that the other joint venture partner will make any further financial contribution.

     Summarised condensed balance sheet information for the joint venture are as follows:

                                                                            2002
                                                                             US$

     Current assets                                                       63,000

     Current liabilities                                            (10,285,000)

     Shareholders' deficit                                           10,222,000

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14   Investment in a joint venture (continued)

     Included in current liabilities of the joint venture are advances from two joint venture partners of approximately US$9,976,000, out of which approximately US$7,008,000 was advanced by LA and approximately US$2,968,000 was advanced by the other joint venture partner. Consequently, the "share of net liabilities of a joint venture" of $246,198 represents the excess of the shareholders' deficits over the aggregate advances of $9,976,000. The Company has fully written off its advance of $7,008,000.

     Summarised condensed income statement and cash flow information for the joint venture are as follows:

                                                                  From 31st May
                                                                  2001 (date of
                                                                acquisition) to
                                                                     31st March
                                                                           2002
                                                                            US$

     Net sales                                                          221,000

     Gross loss                                                      (4,598,000)

     Net loss                                                       (18,534,000)

     Cash outflow from operating activities                          (1,127,000)

     In purchase accounting for the acquisition of LA, the Company's allocation of purchase price to the investments in joint venture was approximately $6,173,000 lower than the Company's proportionate (50%) shown in the historical book value of the net assets of the joint venture due to an excess of the historical book value of certain fixed assets in the joint venture over their fair value at the date of the Company's acquisition of LA. Consequently, when the joint venture wrote down these fixed assets at the end of the year, the Company's proportionate interest in the write-down was reduced by the approximately $6,173,000 outside basis difference in the joint venture resulting from the purchase price allocation. A reconciliation is set out as follows:

     50% of net loss                                               $ 9,267,000
     Less-reversal of outside basis difference                      (6,173,000)
     Plus-excess of 50% of shareholders' deficit over the joint
       venture partner advance                                       2,143,000
                                                                   -----------
     Share of loss of a joint venture                              $ 5,237,000
                                                                   ===========
15   Patents

                                                          2001             2002
                                                           US$              US$

     Cost                                               19,364          293,106

     Less: Accumulated amortization                     (6,196)          (7,488)
                                                    ----------      -----------
                                                        13,168          285,618
                                                    ==========      ===========

16   Goodwill

     The goodwill arose from the acquisition of the entire interests in LA in May 2001. Goodwill consisted of:

                                                          2001             2002
                                                           US$              US$

     Goodwill                                                -        3,939,788
     Less: Amortization                                      -         (328,316)
            Write-off                                        -       (3,611,472)
                                                    ----------      -----------
                                                             -                -
                                                    ==========      ===========

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16   Goodwill (continued)

     Goodwill, being the excess of cost over the fair value of LA (see Note 4), was amortized during fiscal 2002 on a straight-line basis using an estimated economic life of 10 years. At the date of acquisition, the only operating business of LA was the manufacturing of Thin Film Electroluminescent ("TFEL") products in the manufacturing facility of the joint venture (Note 14). Consequently management concluded that the full amount of the goodwill arising out of the LA acquisition was attributable to the TFEL business. The Company anticipated the TFEL business would be profitable at the time of acquisition which was supported by the sales forecast and market research and therefore, an additional cash injection of approximately $3,848,000 was made. During fiscal year 2002, given that the sales expectations of the products had not been met, management revised their views on the prospects of the TFEL business and considered that certain of its assets were impaired. In assessing for impairment, the goodwill was included as part of the TFEL assets using an undiscounted cash flow method. Because the undiscounted cash flow method indicated an impairment loss, the carrying amount of the identified goodwill was written off in full and the impaired long-lived assets were written down to their fair values.

17   Short-term bank borrowings

                                                            2001            2002
                                                             US$             US$

     Bank overdrafts                                           -          50,298
     Short-term bank loans                                     -          25,235
                                                     -----------    ------------
                                                               -          75,533
                                                     ===========    ============

     Short-term bank borrowings are denominated in United States dollars and bear interest at the range from 7.38% to 13.99% per annum as of 31st March 2002. They are drawn for working capital purposes.


     As of 31st March 2001 and 2002, certain subsidiaries had banking facilities of approximately HK$248,000,000 (equivalent to approximately $31,983,000) and HK$277,000,000 (equivalent to approximately $35,707,000), respectively, for overdrafts, bank loans, guarantees and letters of credit, of which approximately HK$60,992,000 (equivalent to approximately $7,874,000) and HK$31,952,000 (equivalent to approximately $4,125,000), respectively, had been utilized as follows:



                                                            2001           2002
                                                             US$            US$

     Letters of credit and shipping guarantees         1,539,000      2,378,000
     Bills payable                                       396,000         87,000
     Trust receipt loans                               3,893,000        674,000
     Bank loans                                        2,046,000      1,062,000
                                                     -----------    -----------
                                                       7,874,000      4,201,000
                                                     ===========    ===========


     The banking facilities are denominated in Hong Kong dollars except for a fixed loan facility of approximately EUR760,000 and bank overdrafts and short-term bank loans of approximately US$50,000 and US$25,000, respectively.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18   Long-term bank loans

                                                                                      2001                2002
                                                                                       US$                 US$
     Bank loans                                                                  2,046,258             986,182
     Less: Amount due within one year included under current liabilities        (1,138,505)           (714,643)
                                                                               -----------         -----------
                                                                                   907,753             271,539
                                                                               ===========         ===========
     Weighted average interest rate at the end of year                                7.31%               3.73%
                                                                               ===========         ===========

     Aggregate maturities of long-term bank loans are as follows:

     Payable during the following periods:

                                                                                                          2002
                                                                                                           US$

     Within one year                                                                                   714,643
     Over one year but not exceeding two years                                                         253,591
     Over two years but not exceeding three years                                                       17,948
                                                                                                   -----------
                                                                                                       986,182
                                                                                                   ===========

19   Income taxes

     Global-Tech and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they are domiciled or deemed to operate.

     Entities subject to Hong Kong profits tax are taxed at a rate of 16% on their assessable income.

     The subsidiary established in China (DWS) is subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Current income tax is computed based on the taxable income as reported in the statutory financial statements prepared under China accounting regulations. DWS is exempt from income tax for two years starting from the first profitable year (after utilizing accumulated tax loss carry forwards) followed by a 50% exemption for the next three years. For tax purposes, DWS has not recognized its first profitable year.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19   Income taxes (continued)

                                                                  2000               2001                2002
                                                                   US$                US$                 US$
     Income taxes                                              224,890            513,147           1,373,906
     Deferred income taxes                                           -                  -              42,810
                                                           -----------        -----------         -----------
     Provision for income taxes                                224,890            513,147           1,416,716
                                                           ===========        ===========         ===========

     The reconciliation of the Hong Kong income tax rate to the effective income tax rate based on income (loss) before income taxes stated in the consolidated statement of income is as follows:

                                                                  2000               2001                2002
     Hong Kong income tax rate                                    16.0%              16.0%               16.0%
     Non-taxable income arising from offshore
       activities                                                 (5.4%)             (2.2%)              32.0%
     Non-taxable interest income                                  (6.2%)            (18.2%)              10.2%
     Increase in valuation allowance                                 -               20.0%              (27.2%)
     Non-tax deductible expenses
       - Share of loss of a joint venture                            -                  -               (26.4%)
       - Write-off of goodwill                                       -                  -               (18.2%)
       - Others                                                      -                  -                (3.0%)
     Additional tax charge including penalty                         -                  -               (26.7%)
     Deferred taxes                                                  -                  -                (1.3%)
     Others                                                       (1.9%)                -                   -
                                                           -----------        -----------         -----------
     Effective income tax rate                                     2.5%              15.6%              (44.6%)
                                                           ===========        ===========         ===========

     Deferred income taxes as of 31st March 2001 and 2002 comprised the following timing differences:

                                                                                     2001                2002
                                                                                      US$                 US$
     License                                                                            -            (610,000)
     Depreciation on fixed assets                                                 (78,000)           (104,000)
     Operating losses carried forward                                           1,283,000           2,826,000
                                                                              -----------         -----------
                                                                                1,205,000           2,112,000

     Less: valuation allowances                                                (1,205,000)         (2,069,000)
                                                                              -----------         -----------
                                                                                        -              43,000
                                                                              ===========         ===========

     The Company provided deferred tax liabilities of approximately $43,000 (2001 - Nil) in the current year which arose from the temporary difference on depreciation of fixed assets.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19   Income taxes (continued)

     Valuation allowances have been established for net deferred tax assets. Management believes that the net deferred tax assets related to DWS are more likely than not to go unrealized because DWS has not yet recognized its first profitable year. The operating loss carryforward of DWS, totaling approximately $911,000, will expire in the next five years while for other subsidiaries under Hong Kong tax jurisdiction, operating losses of approximately $1,988,000 can be carried forward indefinitely.

     In the prior year, the Inland Revenue Department in Hong Kong conducted an audit of the tax returns for the tax periods 94/95 to 00/01 of certain subsidiaries of the Company. As of 31st March 2002, the tax audit was closed with the Company agreeing to pay additional taxes of approximately $203,000 and a compound penalty of approximately $646,000. The additional tax and penalty were included as part of the income tax provision for the year. Subsequent to year end, the full amount was settled.

20   Legal and professional fees on potential acquisitions

     The Company incurred approximately $500,000 in legal and professional fees in the fiscal year end 2000 in connection with certain activities related to potential acquisitions. Although the Company has ceased negotiations with respect to those particular transactions, it continues to explore the acquisition of other complementary business. There can be no assurance that any of these acquisitions will be consummated.

21   Write-off of inventory and tooling

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

22   Loss on cessation of a product line

     The Company ceased manufacturing the personal health care product line during the fiscal year 2001. As a result, the Company incurred a loss in respect of inventories and tooling write-off of approximately $2,523,000.

23   Design and development costs

     Included in selling, general and administrative expenses were design and development costs of approximately $1,973,000, $1,845,416 and $2,210,886 for the years ended 31st March 2000, 2001 and 2002, respectively.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24   Share capital

     During the year ended 31st March 2000, Global-Tech reissued (i) 5,001 shares of treasury stock to three independent consultants in April 1999, (ii) 30,000 shares to two directors in October 1999 and (iii) 1,000 shares to another consultant in February 2000.

     During the year ended 31st March 2001, Global-Tech reissued (i) 10,002 shares of treasury stock to an independent consultant in May 2000, and
     (ii) 1,250 shares to another consultant in December 2000.

     During the year ended 31st March 2002, Global-Tech reissued (i) 1,250 and 1,250 shares of treasury stock to an independent consultant in June 2001 and October 2001, respectively and (ii) 1,000 shares to another consultant in August 2001.


25   Commitments

 (a) Capital Commitments

     As of 31st March 2002, the Company had capital commitments of approximately $935,000 in respect of purchase of fixed assets.

 (b) Operating Lease Commitments

     The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate which extend through 2007. Rental expenses for the years ended 31st March 2000, 2001 and 2002 were approximately $505,000, $640,000 and $538,000, respectively. Future minimum rental payments as of 31st March 2002 are as follows:

                                                                         2002
                                                                          US$
       Payable during the following periods:

       Within one year                                                501,708
       Over one year but not exceeding two years                      448,890
       Over two years but not exceeding three years                   309,828
       Over three years but not exceeding four years                   22,988
                                                                  -----------
                                                                    1,283,414
                                                                  ===========

 (c) License commitments

     As disclosed in Note 13, a subsidiary of the Company shall pay an annual minimum royalty of a fixed amount beginning on 1st January 2004 and each succeeding 1st January during the license period until the license agreement expires. The subsidiary may terminate the license agreement at any time commencing January 1, 2004 before its expiration in 2023.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26   Employee benefits

 (a) Retirement Fund

     The Company has arranged a defined contribution retirement plan for all eligible employees under which the Company and the employees each contribute the lower of 5% of the employees' basic salary or HK$1,000. The plan is administered and funded by an independent trustee. Salaried employees are eligible to participate on the first day of the month coincident with or immediately following the date on which they have completed the probationary period, provided they are employed on a full-time basis. Part-time employees are not eligible for the plan. The cost of this plan recognized during the years ended 31st March 2000, 2001 and 2002 were approximately $147,000, $162,000 and $173,000 respectively. The Company has no other post-retirement or post-employment benefit plans.

 (b) Other Benefits

     The Company provides housing, medical care and subsidized meals to all factory employees. The aggregate amounts incurred by the Company for such benefits were approximately $525,000, $546,000 and $468,000 during the years ended 31st March 2000, 2001 and 2002, respectively.

27   Segment information

     The Company is principally engaged in one reportable segment of manufacturing and trading of small household appliances.

 (a) Net sales by geographic areas

                                             2000           2001           2002
                                              US$            US$            US$


      Australia                         5,542,000      1,878,000        706,000
      Europe                           32,429,000     34,957,000     18,753,000
      North America                    51,027,000     67,852,000     62,616,000
      Asia                              2,963,000      2,542,000      2,823,000
      Other Regions                       396,000      1,150,000        662,000
                                    -------------   ------------   ------------
                                       92,357,000    108,379,000     85,560,000
                                    =============   ============   ============

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27   Segment information (continued)

(b)  Net sales by product types


                                                               2000            2001            2002
                                                                US$             US$             US$
     Floor care products                                  2,289,000      26,898,000      37,214,000
     Kitchen appliances                                  60,589,000      58,366,000      36,087,000
     Garment care products                               14,485,000      11,985,000       6,534,000
     Personal, beauty and health care products            8,495,000       4,414,000       2,582,000
     Travel products                                      4,562,000       4,912,000       1,317,000
     Parts and accessories                                  401,000       1,440,000         631,000
     Environmental care products                            332,000         364,000         468,000
     Others                                               1,204,000               -         727,000
                                                        -----------     -----------     -----------
                                                         92,357,000     108,379,000      85,560,000
                                                        ===========     ===========     ===========


(c)  Long-lived assets*

                                                               2000            2001            2002
                                                                US$             US$             US$
     Hong Kong and Macau                                  2,038,000       2,239,000       1,932,000
     China                                               27,266,000      36,254,000      33,939,000
     United States of America                                 1,000               -         330,000
                                                        -----------     -----------     -----------
                                                         29,305,000      38,493,000      36,201,000
                                                        ===========     ===========     ===========

     * Long-lived assets represent land use rights, property, plant and equipment.

(d)  Major customers

     Customers accounting for 10% or more of the Company's sales are as follows:


                                                               2000            2001            2002
                                                                US$             US$             US$
     Royal Appliance Manufacturing Company                        -      24,866,000      36,119,000
     Morphy Richards Limited                             13,269,000      18,303,000      10,422,000
     Moulinex (Far East) Limited                         11,938,000      14,882,000       2,300,000
     Global Marketing Corp.                               4,589,000       8,525,000      11,831,000
     Sunbeam Corporation                                 15,331,262       6,108,000       2,271,000
                                                        ===========     ===========     ===========

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27   Segment information (continued)

     During the year, the Company recorded 42% (2001: 23%) of total net sales and 62% (2001: 27%) of total accounts receivable from Royal Appliance Manufacturing Company Limited ("Royal Appliance"). Royal Appliance is an unrelated customer. The Company is a contract manufacturer of vacuum cleaners which are marketed by Royal Appliance under its brand names. Royal Appliance has no purchase commitment to the Company for continuous manufacturing of the products.

28   Risk Considerations

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

29   Financial instruments

     The carrying amounts of the Company's cash and cash equivalents and accounts receivable approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.

30   Stock options

     In September 1996, the Board of Directors adopted Global-Tech's 1996 Stock Option Plan (as amended, the "Plan"). The Plan provides for the grant of
     (i) options that are intended to qualify as incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") to employees and
     (ii) options not intended to qualify as Incentive Stock Options to employees and consultants. The total number of shares of Common Stock for which options may be granted under the Plan is 1,600,000 shares. The options vest over varying periods of up to five years and are all exercisable for a period of ten years from the date of grant.

     For the year ended 31st March 2000, Global-Tech granted options to purchase
     (i) 50,000 shares of common stock to a consultant with 15,000 shares with an exercise price and fair value of $4.75 and $2.11 per share respectively and 35,000 shares with an exercise price per share equal to the prevailing market price at the time of vesting in April 1999; (ii) 50,000 shares to an officer with an exercise price of $5.00 per share in October 1999 and (iii) 208,100 shares to directors, employees and a consultant in March 2000. During the year, an aggregate total of 61,900 shares were forfeited upon the resignation of the participants, including 10,000 shares at an exercise price of $14.50 and 51,900 shares at an exercise price of $19.00.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30   Stock options (continued)

     For the year ended 31st March 2001, Global-Tech granted options to purchase
     (i) 2,500 shares of common stock to a consultant with an exercise price and fair value of $5.75 and $2.05 per share respectively in October 2001 and
     (ii) 12,700 shares to ten employees with an exercise price of $6.25 per share during the period of April 2000 and March 2001.

     On 10th May 2000, Global-Tech offered employees a voluntary program to cancel up to approximately 1,120,000 shares of old options and replaced with new options at a lower exercise price of $6.25. For every 100 old options with an exercise prices ranging from $5 to $19, the employees may surrender for cancellation and will receive 60 new options of replacement at an exercise price of $6.25. The vesting schedule and life for these exchanged stock options remain unchanged. As of 31st March 2001, 911,100 old options with an exercise price ranging from $5 to $19 were cancelled and 708,175 new options with an exercise price of $6.25 were granted on exchange. As a result of this repricing, 866,975 options are subject to variable accounting prospectively. In addition, no incremental compensation cost was recognised at the date of the repricing or for the year ended 31st March 2001 or 2002 under variable accounting as the exercise prices are above fair market value.

     During the fiscal 2001, an aggregate total of 65,300 shares were forfeited upon the resignation of the participants, including 27,800 shares at an exercise price of $19 and 37,500 shares at an exercise price of $6.25.

     For the year ended 31st March 2002, Global-Tech granted options to purchase
     (i) 50,000 shares of common stock to a consultant with an exercise price and fair value of $4.75 and $1.51 per share respectively in May 2001; (ii) 12,000 shares to a new director with an exercise price of $6.25 per share during the period of June 2001 and 300,000 shares to 3 directors with an exercise price of $4.75 per share in May 2001. During the year, an aggregate total of 88,187 shares were forfeited upon the resignation of the participants,including 17,520 shares at an exercise price of $6.25; 16,667 shares at an exercise price of $4.75; 50,000 shares of an exercise price of $19.375 and 4,000 shares at an exercise price of $19.


     The Plan is administered by the Board of Directors or a committee of outside directors appointed by the Board of Directors, which will determine the terms of options, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech's outstanding capital stock, the exercise price of any Incentive Stock Option must be not less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Plan may be established by the Board of Directors, or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to the Plan is 10 years. With respect to any Incentive Stock Option granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech's outstanding capital stock, the maximum term is five years.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30   Stock options (continued)

     In conjunction with the acquisition of LA on 31st May 2001 (see Note 4), GLA has established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of the GLA subsidiary and not of the Company. Under this plan, the following options to purchase shares were granted on 31st May 2001.

     465,000 options in GLA at an exercise price of $1.50 per share, issued in exchange for equivalent LA options held by former employees of LA. These options have a vesting period of three to four years beginning from the date of grant by LA and expire five years from the date of grant by LA.

     1,295,000 options in GLA at an exercise price of $0.20 per share, issued to the president of GLA as consideration for entering into an employment contract. These options vest on 31st May 2003 and expire on 31st May 2006.

     2,432,003 options in GLA at an exercise price of $0.20 per share, issued to employees of GLA, including the president. These options vest upon GLA achieving certain goals, which have not been met to date, and expire on 31st May 2006.

     800,000 options in GLA at an exercise price of $0.34 per share, issued to four directors. These options have a vesting period of three years and expire ten years from the date of grant.

     2,000,000 options in GLA at an exercise price of $0.34 per share, issued to the president of GLA. These options will only vest upon achieving certain specific goals at the company's joint venture. Such goals were not achieved and the options expired as of 30th November 2001.

     Of the options granted by GLA above, 120,000 at an exercise price of $1.50 and 80,000 at an exercise price of $0.20 have been forfeited as of 31st March 2002.

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30   Stock options (continued)

     Changes in outstanding options under the plan during the year ended 31st March 2002 are as follows:

                                                       2000                                              2001
                                                                         Weighted-                                       Weighted-
                                                  Exercise price           average                  Exercise price         average
                                         Options           range   excercise price        Options            range  exercise price
                                                              US$               US$                             US$             US$
     Outstanding, beginning of year      873,800    8.31 - 19.00             14.28      1,120,000     4.75 - 19.00           12.16

     Granted                             308,100    4.75 - 19.00              7.35        723,375     5.75 -  6.25            6.24

     Cancelled on exchange                     -         -                       -       (911,100)    5.00 - 19.00           12.92

     Exercised                                 -         -                       -             -           -                  -

     Forfeited                           (61,900)  14.50 - 19.00             18.27        (65,300)    6.25 - 19.00           15.58
                                   -------------   -------------     -------------  -------------    -------------   -------------
     Outstanding, end of year          1,120,000    4.75 - 19.00             12.16        866,975     4.75 - 19.00            6.16
                                   =============   =============     =============  =============    =============   =============
     Exercisable, end of year            557,005    4.75 - 19.00             13.60        576,238     4.75 - 19.00            6.30
                                   =============   =============     =============  =============    =============   =============
                                                        2002
                                                                         Weighted-
                                                   Exercise price          average
                                         Options            range   exercise price
                                                               US$              US$
     Outstanding, beginning of year      866,975     4.75 - 19.00             6.16

     Granted                             362,000     4.75 -  6.25             4.14

     Cancelled on exchange                     -          -                      -

     Exercised                                 -          -                      -

     Forfeited                           (88,187)    4.75 - 19.38            13.99
                                   -------------    -------------    -------------
     Outstanding, end of year          1,140,788     4.75 - 19.00             5.84
                                   =============    =============    =============
     Exercisable, end of year          1,030,698     4.75 - 19.00             5.73
                                   =============    =============    =============

                 Option Outstanding as of 31st March 2002                            Option Exercisable as of 31st March 2002
                                              Weighted-Average
                                                     Remaining      Weighted-Average                          Weighted-Average
                         Range of Exercise    Contractual Life    Exercise Price per                        Exercise Price per
               Options    Price per Option             (years)                Option            Options                 Option
             1,139,788         4.75 -  6.25               7.22                  5.76          1,029,698                   5.72
                 1,000                19.00               6.00                 19.00              1,000                  19.00
        --------------      ---------------      -------------        --------------     --------------         --------------
             1,140,788        4.75  - 19.00               7.22                  5.77          1,030,698                   5.73
        --------------      ---------------      -------------        --------------     --------------         --------------

     The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted to employees with an exercise price at or above fair market value. No employee compensation cost is recognized in accordance with APB Opinion No. 25 as at 31st March 2001 and 2002 as the exercise prices are above the fair market value. However, expense for options issued to a consultant was recorded at the fair value of the options, measured using the Black-Scholes option-pricing model in accordance with SFAS No.
     123. Had employee compensation expense for the Company's stock-based compensation plan been determined based upon fair values at the grant dates in accordance with SFAS No. 123, the Company's pro forma net income and net income per common share would have been as follows.

                                                                  2000              2001              2002
                                                                   US$               US$               US$
     Net income (loss)                                       8,732,571         2,769,326        (3,002,617)
                                                         =============     =============     =============

     Pro-forma net income (loss)                             7,684,000           603,564        (3,021,344)
                                                         =============     =============     =============

     Net income (loss) per common share                           0.72              0.23             (0.25)
                                                         =============     =============     =============

     Pro-forma net income (loss) per common share                 0.63              0.05             (0.25)
                                                         =============     =============     =============

     Weighted average number of shares outstanding          12,109,136        12,134,846        12,139,564
                                                         =============     =============     =============

     GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30   Stock options (continued)

     The fair value per option granted during the year ended 31st March 2000, 2001 and 2002 is estimated on the date of grant using the Black-Scholes option-pricing model to be $5.063, $2.588 and $2.143, respectively, on weighted average basis. The fair value of the options granted is estimated on the date of grant using the following assumptions:


                                                         2000          2001           2002
     Risk-free interest rate                            6.01%          4.92%          4.67%
     Expected dividend yield                               0%             0%             0%
     Expected option life                             8 years        7 years        7 years
     Expected stock price volatility                    55.9%          53.9%         30.38%

31   Contingent liabilities

     The Company is engaged in patent infringement litigation over the designs of certain of its products. Management with the advice of legal counsel believes that the likelihood of a negative effect on the Company's operating results is remote.

32   Net earnings (loss) per common share

     Earnings or loss per common share is computed in accordance with SFAS No. 128: "Earnings Per Share," by dividing the net income or loss by the weighted average number of common shares outstanding during the year.

                                  EXHIBIT INDEX

  Exhibit
   Number                          Description of Document
------------   -----------------------------------------------------------------
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

    4.8        Amendment to Tenancy Agreement dated April 17, 2002.*

    4.9        Amended and Restated 1997 Stock Option Plan of Global-Tech.
                  (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

    4.10       1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated
                  herein by reference to Exhibit 1 to Global-Tech's Report on Form 6-K for the month of February 1999.)

    4.11       Credit Facility Agreement between Global-Tech and Standard
                  Chartered Bank. (Incorporated herein by reference to Exhibit
                  10.11 to the Registration Statement.)

    4.12       Supplemental advice letter dated April 26, 1999 from Standard
                  Chartered Bank. (Incorporated herein by reference to Exhibit
                  10.10 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

    4.13       Supplemental advice letter dated June 1, 2000 from Standard
                  Chartered Bank. (Incorporated herein by reference to Exhibit
                  4.12 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

    4.14       Supplemental advice letter dated July 10, 2000 from Standard
                  Chartered Bank. (Incorporated herein by reference to Exhibit
                  4.13 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

    4.15       Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

    4.16       Supplemental advice letter dated September 30, 2000 from
                  HongkongBank. (Incorporated herein by reference to Exhibit
                  4.15 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

    4.17       Credit Facility Agreement dated April 7, 2000 with Citibank, N.A.
                  (Incorporated herein by reference to Exhibit 4.16 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

    4.18       Supplemental advice letter dated February 1, 2001 from Citibank,
                  N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech's Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

    4.19       Lease Agreement dated July 29, 2002 between Goman Limited and
                  Pentalpha Hong Kong Limited.*

    8.1        Subsidiaries of the Company.*

-------------

*     Filed herewith.