Form 20-F
period 2003-03-31
GLOBAL TECH APPLIANCES INC
filed 2003-09-30
CIK 1057708

Commission File No. 1-14812

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

GLOBAL-TECH APPLIANCES INC.

(Exact Name of Registrant as Specified in its charter and Translation of Registrant’s Name into English)

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

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

12,140,853 Common Shares, par value $0.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item18  ☒

i

ii

The terms “Global-Tech,” “we,” “us” and “our” as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Appliances Inc., a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms “China,” “Hong Kong” and “Macau” as used in this annual report refer to the People’s Republic of China, the Hong Kong Special Administrative Region of China and the Macau Special Administrative Region of China, respectively.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2003,” for example, refers to the fiscal year ended March 31, 2003.

Our financial statements are prepared in U.S. dollars (see Note 3(l) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “estimate,” “future” and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, the following: the impact of competitive products and pricing; the financial condition of customers; product demand and market acceptance; the success of new product development and market acceptance of such new products; reliance on material customers and key strategic alliances; availability and cost of labor and raw materials; the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products; currency fluctuations; uncertainties associated with investments; the regulatory environment including the increase in local Chinese provincial fees and taxes; fluctuations in operating results; the impact of changing global, political and economic conditions; and other risks detailed in “Item 3.D—Risk Factors” and elsewhere in this annual report. We do not undertake to update our forward-looking information, or any other information contained or referenced in this annual report to reflect future events and circumstances.

PART I

Item	1. Identity of Directors, Senior Management and Advisers.

A.	Directors and senior management.

Not applicable.

B.	Advisers.

Not applicable.

C.	Auditors.

Not applicable.

Item	2. Offer Statistics and Expected Timetable.

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item	3. Key Information.

A.	Selected financial data.

The selected consolidated income statement data for the fiscal years ended March 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of March 31, 2002 and March 31, 2003 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended March 31,1999 and 2000 and the selected consolidated balance sheet data as of March 31, 1999, March 31, 2000 and March 31, 2001 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	1999		2000		2001		2002	2003
	(In thousands, except for per share data) (3)
Statement of income data:
Net sales	$84,070		$92,357		$108,379		$85,115	$75,058
Cost of goods sold	63,033		70,647		85,563		65,086	54,730

Gross profit	21,037		21,710		22,816		20,029	20,328
Selling, general and administrative expenses	15,650	(1)	15,948	(1)	15,927	(1)	14,717 (1)	15,298	(1)
Legal and professional fees on potential acquisitions	—		500		—		—	—
Write-off of inventory and tooling	—		—		4,991		—	—
Loss on cessation of a product line	—		—		2,523		—	—

Operating income (loss)	5,387		5,262		(625)		5,312	5,030
Interest expense	805		217		269		126	57
Interest income	3,392		3,461		3,729		1,984	1,241
Other income, net	343		451		448		647	483

Income before income taxes	8,317		8,957		3,283		7,817	6,697
Provision for income taxes	420		225		513		1,417	624

Income from continuing operations	7,897		8,732		2,770		6,400	6,073
Discontinued operations: Loss from operation of discontinued thin film electro-luminescent (TFEL) business	—		—		—		10,993 (2)	835	(2)
Gain on disposal of TFEL business	—		—		—		—	29	(2)

Income (loss) before minority interests	7,897		8,732		2,770		(4,593)	5,267
Minority interests	—		—		—		1,570	—

Net income (loss)	$7,897		$8,732		$2,770		$(3,023)	$5,267

Basic and diluted earnings (loss) per common share	$0.65		$0.72		$0.23		$(0.25)	$0.43

Dividend declared and paid per share	—		—		$1.35		—	—

Basic and diluted weighted average number of shares outstanding	12,235		12,109		12,135		12,140	12,141

(1)	Includes a provision of $233,000 against advances to a former minority shareholder of a subsidiary and his affiliates in fiscal 2000. Also includes provisions of $102,000, $103,000, $19,000, $274,000 and $556,000, respectively, against a related party loan and the related interest receivable in fiscal 1999, 2000, 2001, 2002 and 2003.
(2)	On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited (GLA) entered into an agreement to sell Lite Array, Inc.’s (LA) TFEL display business, including the interest that LA owned in a joint venture manufacturing facility in Jiangmen, China, to the former management of LA. As a result of this agreement, the results of operations for LA’s TFEL business have been reported as discontinued operations and previous financial statements have been restated to conform to the current operating structure.
(3)	Certain reclassifications have been made to prior year balances in order to conform with the current fiscal year presentation.

The summarized results of discontinued operations are as follows:

	2002	2003
	US$	US$
Net sales	$444,717	$594,621
Cost of goods sold	392,992	503,889

Gross profit	51,725	90,732
Selling, general and administrative expenses	1,643,896	539,099
Impairment of property, plant and equipment	258,233	—
Share of loss of a joint venture	5,236,684	378,646
Amortization of goodwill	328,316	—
Write-off of goodwill	3,611,472	—

Operating loss	(11,026,876)	(827,013)
Interest income (expense)	34,030	(8,924)
Other income, net	—	491

Loss from discontinued operations	$(10,992,846)	$(835,446)

The aggregate assets and liabilities of the discontinued TFEL business on the date of disposal were $480,407 and $3,145,432, respectively.

	At March 31,
	1999	2000	2001	2002	2003
	(In thousands)
Balance sheet data:
Working capital[1]	$80,554	$87,213	$70,113	$64,931	$72,356
Total assets	132,371	139,717	132,048	123,273	123,548
Net assets[2]	113,963	122,906	109,059	106,500	111,341
Total debt[3]	3,658	2,472	2,046	1,062	828
Shareholders’ equity	113,963	122,906	109,059	106,500	111,341

[1]	Working capital is the excess of current assets over current liabilities
[2]	Net assets is the excess of total assets over total liabilities
[3]	Total debt is the summation of short-term borrowings, current portion of long-term bank loans and long-term bank loans

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and approximately 90% of the net book value of our total fixed assets is located there. We sell products to companies based principally in North America, Europe and Australia. Consequently, our international operations and sales may be subject to the following risks, among others:

•	political and economic risks, including political instability, currency controls and exchange rate fluctuations;

•	changes in import/export regulations;

•	changes in the rate of inflation; and

•	changes in tariff and freight rates.

In particular, changes in tariff structures or other trade policies could adversely affect our customers or suppliers or decrease our competitors’ costs of production.

Government regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Any of the following could result from policy changes by the Chinese government and could have a material adverse effect on our business, results of operations and financial condition:

•	legal or regulatory changes, or changes in interpretation of current laws or regulations;

•	new labor laws restricting flexibility in employment and added social security costs;

•	confiscatory or increased taxation;

•	restrictions on currency conversion, imports and sources of supply;

•	import duties;

•	currency devaluations; or

•	expropriation of private enterprise.

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

The municipal authorities in each township in China have discretion to impose or waive a large number of fees and taxes including value-added tax, stamp-duty, licenses and permits. In the Company’s manufacturing location, it is subject to the laws and regulations of the township of Dongguan, the Province of Guangdong and the Peoples Republic of China (“PRC”). In the early years of our operation in Dongguan, the majority of the local fees and taxes were waived or abated as a result of negotiation with local authorities. In recent years, however, we have received less consideration of our requests for waivers and abatements and believe that we will incur a significant increase in fees and taxes over the coming years.

Cost and availability of labor. Permits given to Chinese workers are limited by each province. In Guangdong Province the demand for labor currently exceeds the supply. Consequently, we expect our cost of labor to increase substantially. We plan to acquire certain automated manufacturing equipment to increase our labor productivity and help contain costs.

Increase in effective tax rates. The location of our business operations results in an overall effective tax rate that may be less than that of U.S. corporations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macau, China and the United States. Our executive and administrative offices are located in Hong Kong and Macau and our manufacturing facilities are located in China. We sell our products to customers located primarily in the United States and Europe. Changes in tax laws could have a material adverse effect on our results of operations. In addition, the exemption of our subsidiary in China from income taxes in China has expired as all net operating loss carry-forwards have been fully utilized. Any further losses from operations in China in any year can only be used to offset future income from operations in China for a period of five years. We also do not believe that our current method of operation subjects us to material U.S. taxes. There can be no assurance, however, that U.S. taxes will not be imposed on an additional portion of our income. The imposition of U.S. income taxes could have a material adverse effect on our results of operations.

Dependence on major customers. Sales to seven major customers accounted for 73.2%, 79.0% and 86.9% of our net sales during fiscal 2001, 2002 and 2003, respectively. The significant increase in the percentage of net sales to our major customers in fiscal 2003 is attributed to increased sales of floor care products to Black and Decker. Sales to Black and Decker accounted for approximately 13.1% of our net sales in fiscal 2003, as compared to 4.8% in fiscal 2002. Royal Appliance Manufacturing Company continued to be a major customer in fiscal 2003. Sales to Royal Appliance accounted for 44.4% of our net sales in fiscal 2003, as compared to 42.2% in fiscal 2002. Although sales to Royal Appliance decreased by 7.7% in fiscal 2003, as compared to fiscal 2002, the decrease was primarily attributable to the decreased sales of an older model, which was partially offset by the introduction of a more recent model. In an attempt to attract additional business from Royal Appliance, we continued to grant them extended payment terms. Royal Appliance is not contractually obligated to purchase floor care products from us, as we only sell to them on the basis of purchase orders. On December 17, 2002, Techtronic Industries Limited (“TTI”) and Royal Appliance jointly announced that they had entered into a definitive agreement for TTI to acquire Royal Appliance. Effective April 23, 2003, TTI announced a merger with Royal Appliance. Following the completion of the merger, Royal is operating as a wholly-owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all of Royal Appliance’s products. While we have not received any formal notice from Royal and we cannot predict when TTI will begin producing all of Royal Appliance products and cease buying from us, we believe such a result is inevitable and likely to occur in the near future. There will be a significant adverse impact on our financial position when we lose this customer unless we are able to replace it with another major floor care company in the near future. Although the relative percentage of net sales to each of our major customers changes each year, we expect that in the foreseeable future we will be dependent on between four and six major customers during each fiscal year. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made pursuant to purchase orders received by us from time to time. Therefore, there can be no assurance of the level of sales to any of these major customers in the future. The loss of any one of these major customers, particularly Royal Appliance could have a material adverse effect on our business, results of operations and financial condition. See “Item 4.B—Business Overview—Major Customers” for information related to Moulinex S.A., a former major customer of ours.

Increases in cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and we are subject to price increases in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of the fluctuation in natural gas and crude oil prices, and the relative capacity and supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we generally maintain a 90-day supply. In the past, we have had limited ability to increase product prices in response to plastic resin cost increases. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins could have a material adverse effect on our business, results of operations and financial condition.

New product category. We announced recently a significant strategic initiative to enter the electronic products business concentrating on display-oriented products. While we expect to invest in marketing and product development over the next few years, there can be no assurance that our initiative will be successful, particularly since we will be relying on our own designs and original design manufacturing (“ODM”) capability to attract new customers.

Limited source of supply. In our newly established display business, such as the plasma and liquid crystal displays (“LCD”) and televisions and other display-oriented products, we are dependent upon outside suppliers for all of our raw materials and components including panels, printed circuit board assembly, electronic parts, and other critical software development. Since there are only limited suppliers of panels for plasma and LCD modules, we are subject to both availability and price fluctuation in these plasma and LCD raw materials. Additionally our order quantities in the early stages of production will not be significant as compared to other established plasma and LCD manufacturers, and therefore our bargaining power is expected to be limited. Moreover, as other electronic parts for the display-oriented products are also subject to frequent price fluctuation in the market, there can be no assurance that we will be able to purchase raw materials in the necessary quantities and at reasonable prices.

New products and rapid technological change. The technology incorporated in many of our products, particularly consumer electronics and kitchen appliances, is characterized by rapid change. In addition, the emergence of new technologies can quickly render existing products obsolete or unmarketable. See “Item 4.B—Business Overview” for information related to our thin film electroluminescent, or TFEL, flat-panel display business. Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products that gain market acceptance will be a critical factor in our ability to grow and remain competitive. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage the transitions from one product release to the next, or that our future products will achieve market acceptance. The failure to realize such goals could have a material adverse effect on our business, results of operations and financial condition. We are also the licensee of proprietary small molecule, passive matrix, organic light emitting diode, or OLED, display technology and we reflect the value of this license as an intangible asset. Should our plans to develop and product OLED displays not come to fruition, this asset would become impaired.

Strategic acquisitions. Historically, our core business has been designing, manufacturing and selling small electrical household appliances to brand marketers in developed countries. More recently, however, we have sought to diversify and transform a portion of our business to higher-value, technology-oriented products by pursuing select acquisitions that fit this long-term business strategy. Our ability to conduct such acquisitions is limited by our ability to identify potential acquisition candidates. In the event we are unable to identify and take advantage of these opportunities, we may experience difficulties in growing our business, given the fact that we made the strategic business decision to de-emphasize our small household appliance business. If we make strategic acquisitions, we could have difficulty assimilating or retaining the acquired companies’ personnel or integrating their operations, equipment or services into our organization. In addition, we might not be able to recruit qualified staff who have the necessary experience to manage the acquired business since our existing staff primarily has only had experience in small household appliances. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. See “Item 4.B—Business Overview” for information related to the write-off of assets associated with our TFEL flat-panel display business.

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

Indemnification liability for patent infringement. In contracts relating to ODM products, we typically have agreed to indemnify customers for all liabilities, costs, expenses or damages payable by our customers based upon a claim of patent infringement by an ODM product manufactured by us, whether such amount is awarded by a court or agreed to in settlement negotiations. Along with a customer, we are currently defending a patent infringement claim relating to our deep fryers, a product line which represented 9.2%, 2.0%, 0.5% and 0.4% of our net sales in fiscal 2000, 2001, 2002 and 2003, respectively. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this current infringement claim will be resolved in our favor or that other parties will not assert infringement claims against us in the future. An adverse decision in any such legal proceeding could have a material adverse effect on our business, results of operations and financial condition. After considering all facts known to us and based on the advice of legal counsel, however, we do not believe that any currently pending actions will have such a material adverse effect and the likelihood of a negative effect on our operating results is remote. Still, the cost of any such indemnity or of responding to any such assertion could be significant, regardless of whether the assertion is valid.

Product liability. We may be subject to substantial product liability costs if claims arise out of problems associated with our products. We provide a warranty for limited manufacturing defects to certain of our customers. We do not provide warranties, however, that extend to the ultimate consumers of the product. Nevertheless, there can be no assurance that we will not be subject to a suit by a consumer who uses one of our products should the product cause injury to any person or not perform properly. We maintain product liability insurance in an amount that we believe is sufficient. There can be no assurance, however, that the coverage limits of our insurance will be adequate or that all such claims will be covered by insurance. In addition, these policies must be renewed annually. To date, we have not been subject to any material product liability claim. While we have been able to obtain liability insurance in the past, such insurance continues to increase in cost and may not be available in the future on terms acceptable to us, if at all. The failure to maintain insurance coverage, or a successful claim against us not covered by or in excess of the insurance coverage, could have a material adverse effect on our business, results of operations and financial condition. In addition, product liability claims, regardless of their merit or eventual outcome, may have a material adverse effect on our reputation.

Product safety; delays in regulatory approval. Our products include several electric components, which may cause fires if not properly handled. Although our products have experienced no significant safety problems in the past and we believe that our products do not present safety risks, there can be no assurance that safety problems will not occur in the future. Prior to the commercial introduction of our products into the market, we generally obtain approval of our products by one or more of the organizations engaged in testing product safety. Such approvals require significant time and resources of our technical staff and could delay the introduction of our products. Our inability to obtain regulatory approval within the projected timeframe for commercial introduction of our products or other product introduction delays could have a material adverse effect on our business, results of operations and financial condition.

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in the Guangdong Province of China in the County of Dongguan. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance aggregating approximately $47.1 million covering our inventory, furniture, equipment, machinery and buildings and business interruption insurance in the aggregate of approximately $28.2 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Dependence on distributions from operating subsidiaries. We have no direct business operations, other than our ownership of our subsidiaries. Should we decide to pay dividends, as a holding company, our ability to pay dividends and meet other obligations would depend upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to us, such as restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. As we do not engage in hedging or other similar transactions, extraordinary currency fluctuations could have a material adverse effect on our business, results of operations and financial condition.

Competition. We believe that the markets for our small appliance products are mature and highly competitive and that competition is based upon several factors, including price, product features and enhancements and timing of new product introductions. We compete with established companies, a number of which have substantially greater technical, financial and marketing resources than us and newer companies based in the northern part of China that have significantly lower costs. Competition is generally based on unit price, product quality and availability and service, as well as product variety, uniqueness of product features, combination of features offered and brand name identification. There can be no assurance that we will be able to compete successfully against current and future sources of competition or that the competitive pressures faced by us will not have a material adverse effect on our business, results of operations and financial condition.

Currently, we are concentrating on the development of both of low and high-end display products. There are branded name manufacturers such as Sony, Sharp, Samsung and LG plus many other manufacturers in Taiwan and China established in this display market. Currently, we are not planning to compete directly with these major companies, which have the competitive advantages of global brand names and substantially greater technical, financial and marketing resources, but to position ourselves to satisfy the market niche for some lesser known brand marketers in the United States and Europe. We believe our primary competitive advantage will be our low cost of labor and our in-place vertically-integrated manufacturing capabilities. There are potential customers, particularly in the U.S. and Europe, approaching us with respect to display products due to the minimum upfront investment required on their part and a lower price that could allow them to compete with major consumer brands. There is no assurance that these preliminary contacts will ultimately result in sales even if we are able to bring these products to market. We intend to secure potential customers through our ability to design and tool products with attractive appearance and innovative features. There can be no assurance that we will be able to compete successfully against the major manufacturers listed above, secure them as customers or that we can successfully launch the display products into the marketplace. For a description of our display products, see “Item 4B-Information on the Company-Business Overview.”

Dependence on key personnel. We depend to a significant extent on the abilities and continued participation of our management personnel, and principally on Kwong Ho Sham, our Chairman of the Board, and John C.K. Sham, our President and Chief Executive Officer, who directs our day-to-day manufacturing and marketing operations from our executive offices in Hong Kong. We have employment agreements with Kwong Ho Sham and John Sham. We maintain a key man life insurance policy of $1 million for John Sham. There can be no assurance that proceeds of such insurance would be sufficient to compensate us for his loss. The loss of John Sham or others among our key personnel would have a material adverse effect on our business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found.

Seasonality; fluctuations in quarterly results. Our business is seasonal, with a greater portion of our sales and earnings generated in the second and third quarters of each fiscal year (June through December). These fluctuations are based on customers’ increased stocking of our products in anticipation of heavy demand during the Christmas holiday season. In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and may be affected in the future by the timing of any acquisition completed by us. We believe that quarterly comparisons of the results of our operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance.

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company, beneficially owns approximately 62.2% of our outstanding common shares. The share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 40% by John Sham and 10% by Wai Chun Hui, each of whom except Wai Chun Hui are directors. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 57% by John Sham, and approximately 7% by Wai Chun Hui. As a result, Wing Shing Holdings and its shareholders are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

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

Director actions without shareholder approval. Under our memorandum and articles of association and the laws of British Virgin Islands, our memorandum and articles of association may be amended by our board of directors without shareholder approval. This includes amendments of:

•	increasing or reducing our authorized capital,

•	authorizing the issuance of different classes of shares, including preference shares, and

•	increasing or reducing the par value of our shares.

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

Our core business is designing, manufacturing and selling a wide range of small electrical household appliances to brand marketers in developed countries. While the type of products we sell and their product categories have changed over time, and will continue to change in the future, the total market that we serve remains relatively stable. It is our aim to offer reliable, high-quality manufacturing as a partner to U.S. and European companies that need to procure finished products from the Far East for competitive reasons, but also need to protect their brands’ reputations. We also concentrate our resources on developing creative and proprietary features for existing products which permit us and our customers to achieve better margins in today’s retail markets that demand lower prices for most commodity products. Moreover, we provide our customers opportunities to expand their businesses without the considerable initial investment that would be required if they were to manufacture their products themselves.

In our core business, we have traditionally categorized the appliances we manufacture by function. Our current product categories are kitchen appliances, garment care products, travel products, floor care products and environmental care products and accessories. In each category, and with respect to the individual products within the category, there are major brands and private label brands competing for retail shelf space and consumer purchase. While the business as a whole has remained fairly stable in the developed countries, it is subject to significant swings in demand for particular product categories and individual products within the categories. In fiscal 2003, net sales are comprised primarily of sales in our three major categories: kitchen appliances; garment care products and floor care products.

In the past, we manufactured personal care products, the least complex category in small electric appliances. But by 2001, we began to become less competitive in this product category compared to other Chinese manufacturers that did not have a Hong Kong staff or development programs and we decided to de-emphasize this product category and begin to redirect our business strategy. At the same time, we expanded our electronic motor expertise and entered the floor care product category. Floor care products are more complex and our product development capabilities are more critical to their manufacture. We expect to continue developing this business and other product categories using electric motors for at least the next few years until we can begin to commercially introduce our more technologically-advanced products that are, for the most part, still in the development stage.

Our revenues have fluctuated significantly in past years when particular products have been in high demand. The sale of breadmakers, for example, constituted a significant portion of our revenues in fiscal 1997 and 1998. It is our aim, however, to make product development decisions and work with particular partners based on the opportunity for more consistent sustainable profitable sales. We do not take on loss leaders or continue manufacturing certain products in order to keep capacity utilization at a certain level. Rather, since our factory equipment has been paid in full and our fixed charges are not significant, we concentrate our resources only on opportunities that we believe will provide us with an acceptable return on investment. In recent years, certain opportunities presented to us did not come to fruition because the potential profit margin was not acceptable to us.

Additionally, we believe that our participation in a deflationary spiral for certain products or product categories has no enduring benefit and this has led us to de-emphasize kitchen appliances in our development programs in favor of floor care and our new display business. While this strategy has led to lower revenues in the past two years we believe over the longer term, it will provide for improved financial performance.

One of our key strategies that has historically aided our business success was our emphasis on original design manufacturing as an alternative to contract manufacturing. We have designed, engineered and tooled our own products and offered them for sale to well-known household appliances companies for sale under their own brand names. This was particularly effective with kitchen appliances since brand marketers could introduce our products to the market with minimum upfront investment on their part and satisfy the retailers’ need for differentiation and novelty. Our ODM strategy is usually most effective, however, when we are well established in a given product category. For example, we have recently begun introducing ODM floor care products after successfully contract manufacturing these products for two years. While, in the aggregate, our percentage of net sales of ODM products has decreased from 63.2% to 40.4% over the last three fiscal years, we expect to continue to emphasize our ODM strategy to the greatest extent possible in the future, as ODM products generally have higher profit margins.

All of our sales are made in U.S. dollars. U.S. and European sales for our products accounted for 85.8% and 10.0%, respectively, of our net sales during fiscal 2003, as compared to 73.5% and 21.9%, respectively, of our net sales during fiscal 2002, and 62.6% and 32.3% respectively, in fiscal 2001. The percentage decrease in European sales in fiscal 2003 was primarily due to the bankruptcy of Moulinex S.A. and loss of one other major customer. The sales to Moulinex S.A. accounted for $1.1 million, or 1.5% of net sales, in fiscal 2003, as compared to $2.3 million, or 2.7% of net sales, in fiscal 2002. The sales to Moulinex S.A. in fiscal 2003 were the completion of the remaining orders placed before its bankruptcy. In addition, decreased sales to Europe were also attributable to the loss of a customer, Morphy Richards, which was once our largest steam iron customer. The sales to this customer accounted for approximately $910,000 or 1.2% of net sales in fiscal 2003 as compared to $10.4 million, or 12.2% of net sales in fiscal 2002. The loss of this customer was primarily due to declining prices for steam irons in Europe, leading to significant pressure on branded customers to reduce costs. Morphy Richards was able to find a Chinese manufacturer who was willing to produce these products at what would have led to unacceptable profit margins for us.

Another major customer, Royal Appliances, was recently acquired by Techtronic Industries Limited (“TTI”) a competitor of ours. Royal Appliance is not contractually obligated to purchase floor care products from us; we only sell to them pursuant to purchase orders.There is no assurance that Royal Appliance will continue to buy floor care products from us in the future. The loss of this customer could have a material adverse effect on our results of operations unless we are able to replace it with another major floor care customer in the near future.

Small household appliances are sold through a variety of distribution channels, including mass merchandisers, specialty retailers, warehouse clubs, drug store chains, direct marketing organizations and department stores. In the United States, mass merchandisers, such as Wal-Mart and Target, have become the dominant retailers of small household appliances. We believe that a similar trend is emerging in Western Europe. Generally, mass merchandisers prefer to purchase from a limited number of well-known household appliance companies that provide a variety of high quality, innovative, brand name products on a timely and cost-effective basis. Accordingly, household appliance companies are focusing on their primary strengths of marketing and distribution, while increasingly outsourcing product development and manufacturing.

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

Late in fiscal 2003, we began exploring opportunities in display-oriented products, particularly those utilizing flat-panel displays. We concluded that investing in the capital equipment to produce flat-panel modules was not as attractive as sourcing the panels, software, and other molded parts and components while we focus on utilizing our manufacturing experience and capabilities to produce high–quality, competitive products. Thus, we hired a number of experienced software and electronic engineers to adapt “total solution” software from several companies to develop such products. While expenses to date have been modest, this development program is expected to cost $2.0 million to $3.0 million before any product is brought to market. We expect to introduce the first product in the fourth quarter of fiscal 2004.

In our pursuit of this endeavor, we established a separate subsidiary, Global Display Limited, to develop and market a wide range of such display-oriented products. Global Display has its own dedicated and experienced technical and marketing staff who will focus initially on developing flat-panel high definition televisions (HDTVs) incorporating plasma or thin film transistor liquid crystal displays (TFT LCDs). Since the basic display modules are readily procured from “fab” plants (the capital intensive processing facilities that convert glass, gases and transistors into display modules), we can concentrate our efforts on product design, software development, and framing production, which can be produced utilizing our existing metal stamping and injection molding equipment.

The historical success we experienced by concentrating on our ODM strategy in our core business will be the model for our program to develop higher-value, more technologically-advanced consumer products incorporating flat-panel displays. There are potential customers, particularly in the U.S. and Europe, approaching us with respect to display products due to the minimum upfront investment required on their part and potentially lower prices that could allow them to compete with major consumer brands. There is no assurance that these preliminary contacts will ultimately result in sales even if we are able to bring these products to market.

The other major competitive advantages we will utilize along with our low cost of labor, is our experience and vertically-integrated manufacturing capabilities in tooling, metal coating, metal stamping, die casting, printed circuit boards, and plastic injection molding. In the near future we intend to develop and produce other display-oriented products utilizing liquid crystal on silicon (LCOS), optical and digital technologies utilizing our low cost ODM concept. The key to our success in this area will be our ability to design and tool products with attractive appearance and innovative features to secure potential customers.

In May of 2001, we decided to purchase a controlling interest in Lite Array through a newly formed subsidiary, Global Lite Array (BVI) Limited. Our investment in the TFEL business was made assuming the profits from the TFEL display business would be sufficient to fully fund the OLED display technology’s development. By March 31, 2002, we had concluded that the long-term prospects for the business were limited. It also became clear that Lite Array’s TFEL business would not attain sufficient profitability within two years to fully fund the OLED display development. Our board of directors determined that Global-Tech was not prepared to support additional years of significant losses. Consequently, Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made to our board of directors supporting the above information and a decision was made to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

As required by U.S. GAAP, we performed an evaluation of impairment of goodwill, interest in a joint venture and property, plant and equipment as of March 31, 2002. This evaluation was completed by June 3, 2002 and accordingly a write-down of such assets was taken as of March 31, 2002. In fiscal 2002, Lite Array had a net loss of $11.7 million after the write off, which had a major impact on our operating results. Subsequently, a decision was made to dispose of or liquidate Lite Array’s TFEL display business. In fiscal 2003, we sold the TFEL business including the interest in the joint venture in Jiangmen, China, to the former management of Lite Array. Lite Array’s OLED display business is still in the research and development phase but we believe the business shows promise. Currently, all of Lite Array’s resources are being dedicated to this effort.

In March 2002, we announced the acquisition of a technology that we may be able to use to develop and manufacture Stirling, or heat, engines, which have the potential to be more efficient and cost effective than certain other types of small electric or gasoline engines.

We have dedicated modest resources to work on the development of advanced heat engines. To date, we have not reached commercialization of any products utilizing a heat engine.

Business Strategy

Our business strategy is to achieve growth by expanding the number of products we manufacture that can be offered effectively to consumers by the brand marketers that we serve. In order to carry out this strategy, we regularly evaluate what product categories fit well with our capabilities. For example, we have recently been evaluating whether to manufacture a number of hardware categories, such as lawn and garden, sporting goods and outdoor appliances, as well as developing the designs and software for the manufacture of certain consumer electronic products. The following are the key elements of our business strategy.

Market research into new categories and products. We begin by examining existing products and determine if, by manufacturing them ourselves we could provide potential customers a benefit from our innovative manufacturing process which would lead to outsourcing opportunities. Our particular emphasis on innovation in our core business is based on convenience, health and safety and cost reduction. We also target for research those product categories in which products are still primarily manufactured in their respective domestic markets but ultimately will be required to be outsourced to meet competitive pressures and retail pricing demands.

Explore and exploit new technologies and business opportunities. We are now actively working on a number of product development programs incorporating multimedia flat-panel display technologies that we believe could positively redirect the focus of our business in the next two to five years. We are not relying on any one technology or product category to succeed but believe that once one or more of these product categories utilizing flat-panel displays attain market acceptance, they will provide us with a sustainable, growing revenue and income stream.

Expansion of manufacturing capabilities. We invest either directly or indirectly in all the equipment needed to manufacture our products. In recent years, we have added die casting and electric motor manufacturing to our processes and plan to use our Lite Array subsidiary to develop our OLED display capabilities.

Innovative product development. Based on our research, we develop new products that may range from minor design changes in existing products to new products that contain significant new functions or features. In creating new products, we concentrate on developing concepts, functions and features that are not offered by existing products and can be produced at a reasonable cost. We seek to reinforce the proprietary nature of our new products by obtaining patent protection when possible, and retaining ownership of the tooling required to manufacture them. We believe that the flexibility of our design and manufacturing process allows us to introduce new products with shorter development cycles than if our customers attempted to manufacture these products themselves.

Vertically-integrated, low-cost manufacturing. We maintain our principal facility in Dongguan, China dedicated to vertically-integrated manufacturing. We have made a significant investment, and continue to invest, in sophisticated machinery for creating the tooling and components used in the manufacturing process. This machinery, along with the use of inexpensive labor, enables us to efficiently produce many of our components and to assemble these components to create finished products. We also invest where necessary in automation to offset increased labor costs. By locating our manufacturing facilities in close proximity to Hong Kong, we also are able to leverage both the transportation resources and engineering and managerial expertise available in Hong Kong. We believe that our investment in manufacturing machinery, combined with the strategic use of labor and management resources, allows us to provide customers with high-quality, low-cost products in an efficient and timely manner.

Commitment to quality. We are committed to manufacturing high-quality products and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. We are able to assure the reliability and consistent performance of our products by testing both the individual components and the fully-assembled finished product. Our quality management system has been certified as conforming to the standards of the International Organization for Standardization, or ISO. The ISO is a Geneva, Switzerland-based organization that publishes a series of standards for quality management and quality assurance with the goal of providing guidelines for consistent practices worldwide. Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9002 for the manufacture of electrical household appliances

Focus on sales to brand name customers. Our ability and commitment to develop new and innovative, high-quality products at a low-cost has allowed us to benefit from the increased outsourcing of product development and manufacturing by our customers. We intend to enter into collaborative arrangements whenever possible with our customers to support their offshore procurement efforts.

Pursue selected acquisitions. We believe that the continuing trend among retailers to consolidate their vendors and require more support from them will provide us with cooperative manufacturing and acquisition opportunities. We will continue to pursue select acquisitions that fit our long-term business strategy to gradually diversify and transform a portion of our manufacturing capacity to higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our existing manufacturing infrastructure in China.

We also have considered other potential complementary acquisitions. Although we have not reached an agreement for any such acquisitions, we plan to continue to pursue selected acquisitions of complementary businesses. There can be no assurance that any of these acquisitions will be consummated or, if consummated, such acquisitions will be successfully integrated into our operations.

Products

Currently, we design and manufacture a wide range of small household appliances. During fiscal 2001, 2002 and 2003, ODM products accounted for 63.2%, 48.4 and 40.4%, respectively, of our net sales, with the balance of our net sales being from contract manufacturing performed according to product specifications provided by customers. In fiscal 2003, we produced approximately 4.2 million units.

The following table reflects our net sales for each significant product category in fiscal 2001, 2002 and 2003:

	Fiscal Year Ended March 31,
	2001	2002	2003
	(In thousands)
Product category:
Kitchen appliances	$58,366	$36,087	$26,259
Personal, beauty and health care products(1)	4,414	2,582	2,341
Garment care and travel products and accessories	16,897	7,851	2,755
Floor care products	26,898	37,214	42,142
Other(2)	1,804	1,381	1,561

Total	$108,379	$85,115	$75,058

(1)	We ceased manufacturing most of these types of products at the end of fiscal 2001 except for one long-standing customer.
(2)	Includes environmental care products and accessories for each of our product categories.

Kitchen appliances. We began manufacturing kitchen appliances in 1992, and we had focused much of our ODM design and development efforts in this area over the last ten years. We manufacture a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, deep fryers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, indoor grills and rice cookers. Kitchen appliances represented 53.9%, 42.4% and 35.0% of our net sales in fiscal 2001, 2002 and 2003, respectively.

During 2001, a number of changes occurred in the kitchen appliance business that convinced us that, the market for many of the kitchen products we manufacture had changed and that such changes would cease to reward us for innovation and development work with respect to these products. Accordingly, we have since decided to concentrate our efforts on manufacturing a smaller number of kitchen appliance products where innovation (particularly with respect to healthy cooking) is still important and gradually cease manufacturing other kitchen appliance products. Our most significant reduction in manufacturing has been in breadmakers, where retail prices on these products have dropped from $200 to $30 per unit in five years. In addition, the bankruptcies of two of our former major customers, Sunbeam Corporation and Moulinex S.A., the consolidation in the industry and the continued insistence by mass merchandisers for lower-priced appliance products has led us to accelerate our diversification strategy and reduce our development efforts of most kitchen appliance products.

Personal, beauty and health care products. We originally started producing personal, beauty and health care products in 1969, primarily as a contract manufacturer. Such products included a variety of curling irons, hair crimpers, hair dryers, hair setters, hot-air brushes and make-up mirrors. We decided to exit this product category at the end of fiscal 2001 due to the eroding profit margins caused by dramatic price erosion. We are, however, continuing to manufacture certain products of the personal, beauty and health care product line for one long-standing customer. We believe that sales to this customer will not be material. Personal, beauty and health care products represented 4.1%, 3.0% and 3.1% of our net sales in fiscal 2001, 2002 and 2003, respectively.

Garment care and travel products. We began manufacturing garment care products in 1985. Our garment care products include a variety of steam and dry irons and clothes steam brushes. Garment care products represented 11.1%, 7.7% and 2.9% of our net sales in fiscal 2001, 2002 and 2003, respectively. The decrease in sales in this product category in Europe has been significant, as we decided not to reduce prices and further reduce our margins on these products for one major customer and also lost business due to Moulinex’s bankruptcy. The travel products we manufacture include travel steam and dry irons, travel hair dryers, travel hair roller sets and voltage convertors/adaptors. Travel products represented 4.5%, 1.5% and 0.8% of our net sales in fiscal 2001, 2002 and 2003, respectively.

Floor care products. We began manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 24.8%, 43.7% and 56.1% of our net sales in fiscal 2001, 2002 and 2003, respectively. As a contract manufacturer, our growth in this category has been principally driven by our quality, testing systems and sophisticated electric motor production and the fact that our tooling and injection molding machinery for large plastic parts is already in place. We are now concentrating on introducing ODM floor care products to the market in an effort to reduce our reliance on contract manufacturing for such a significant portion of our business. We believe this introduction of ODM floor care products should help us maintain our profit margins.

Product Design and Development

Our core business is designing, manufacturing and selling a wide range of small electrical household appliances for brand marketers in developed countries. However, we are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. It is our long-term strategy to gradually diversify and transform a portion of our manufacturing facility to produce higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong. We recently established a subsidiary, Global Display Limited, to develop and market a wide range of display oriented products. Much of this research and development work had its origin in Lite Array’s OLED display business.

Small Household Appliances Business

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

We established our own design and development department in 1998. It currently has 29 engineers and technical staff including 2 individuals located in Hong Kong and 27 individuals located in the PRC. They are responsible for conducting feasibility analyses of new product ideas, testing of new products, detailed design and tooling engineering and overseeing the initial production runs for these new products. This is done in close collaboration with the sales and marketing department. Together, both groups evaluate competitive products, monitor changes in consumer buying behavior and plan new products or the improvement of existing products. Since its inception, the product design and development team has contributed to the development of over 200 products.

Our design and development team guides products from conception through manufacturing. A typical cycle for a product to be manufactured and sold to an ODM customer is nine to twelve months from conception through design, tooling and production. The typical cycle for contract manufacturing is eight to ten months, as the concept and design for the product are supplied by the customer. Contract manufacturing customers generally bear the cost of retooling for our manufacturing facility, while we absorb such costs in the ODM process. When tooling is completed and the appropriate agency listing, such as UL or TUV (Technischer Uberwachungs Verein, the European standard for safety) is obtained, production begins.

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

Our expenditures for design and development of small household products were approximately $1.8 million in fiscal 2001, $2.0 million in fiscal 2002 and $1.6 million in fiscal 2003. Design and development for inorganic flat-panel displays in fiscal 2002 has been excluded from our expenditures due to the TFEL business being reported as a discontinued operation.

Display-oriented Products Business

We recently established a new subsidiary, Global Display Limited, for our display business. The primary product development functions are to develop our own video control board designs in order to satisfy different OEM and ODM client requirements, as well as to incorporate different technologies used in the audio and video systems in order to enhance the performance of the products. In addition, we also focus on innovation in software design to install unique features in our products.

By August 2003, we had established a dedicated product development team for Global Display of 11 engineers stationed in Hong Kong and 7 in our Shenzhen, PRC office. This team is responsible for the following aspects of flat-panel display development for Global Display.

•	Electronic engineering includes various individual engineers that are developing software and electronic components for LCD TVs, plasma displays, rear projection TVs and projectors,

•	Mechanical engineering focuses on structural design to meet the specifications and requirements of customers and agency approvals,

•	Product design provides cosmetic designs to serve different OEM and ODM customers, and

•	Sourcing of critical components and raw materials to ensure our competitiveness in the display market.

As of March 31, 2003, our expenditures for design and development for Global Display were not significant as expenses were generally incurred for a few staff members and purchase of samples. However, these expenses are expected to be material in fiscal 2004 as product development work in this area accelerates.

Lite Array’s OLED Business

OLED development on manufacturing processes and product designs continues in Lite Array. A vacuum deposition system has been set up in a clean roon in our factory at Dongguan, China. This experimental system now has the capability to produce prototypes. Since the front-end process, photolithography, is not yet installed, we plan to incur approximately $1.5 million for the completion of the prototype line and facilities. Three products are currently being developed for cellular phone sub-displays, car audios, and interactive game applications. It is anticipated these products can be commercially introduced in early fiscal 2005; however, there can be no assurance that we can be successfully launch these products at that time, if at all.

As of March 31, 2003, our expenditure for design and development for OLED excluding license amortization was approximately $140,000, the majority of which was for the wages and salaries of our technical staff and engineers.

Over the next two fiscal years, we expect design and development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million for Lite Array and approximately $1.5 million for Global Display and the balance in our core business.

Manufacturing

We maintain our principal facility in Dongguan, China, which is a self-contained 1.85 million square foot vertically-integrated manufacturing complex. Vertical integration enables us to manufacture high-quality products at a low cost, emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We have made a significant investment in machinery for creating the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enables us to efficiently produce many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic parts, switches, circuit boards, deep-draw breadmaker buckets and spray coatings at our factory facility. We established a new die-casting facility during fiscal 2001. We sub-contract the production of certain components when they can be bought from other suppliers at lower prices, if we do not have the specialized machinery to produce the component or when we can more efficiently allocate our production capacity to other components. Currently, we sub-contract components such as phenolic iron skirts and indoor grill bases, as well as various large moldings to various suppliers. We do not have any agreement with these suppliers and order the components as needed using purchase orders. Although three of the component suppliers are currently the sole source of the components they supply, we do not consider any of these suppliers to be material to our business as there are numerous alternate suppliers of equivalent quality. We do not generally depend on other manufacturers to provide key parts or accessories.

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

The seasonal nature of our business requires increased production in the second and third quarters of each fiscal year (June through December) in order to meet the demand for holiday sales. Since our physical space of 1.85 million square feet is less than fully utilized, excess capacity is available to meet our requirements during peak production periods and future development. Excluding dormitories, cafeterias and recreation areas; roads and portions of land reserved for future expansion, we have a completed production area of approximately 1.56 million square feet. Currently we are utilizing approximately 88% of our manufacturing facility’s production capacity. As a result of lower demand for our products, we reduced our workforce by approximately 10%. During the, year as specialized skills are generally not required for most of our manufacturing workforce, we believe that we will be able to acquire the necessary labor when product demand increases. However, due to demand for labor in Guangdong Province currently exceding supply, we expect our cost of labor to increase substantially. We plan to acquire certain automated manufacturing equipment to increase our labor productivity and help contain costs.

We ship our products primarily free on board (FOB) from ports in Hong Kong and China, with customers generally liable for any losses resulting from the transportation of finished products from the port to their final destination. Title to the goods passes to the customer when the truck is unloaded and the container is accepted by the carrier located in the ports of Hong Kong or China. Transportation of components and finished products between Dongguan, China and the port is by truck. Component parts purchased from areas outside Guangdong province are generally shipped by sea.

Our subsidiary Lite Array, formerly operated a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. As we had explained under “Item 4.B—Business Overview,” Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made regarding this matter to our board of directors on June 30, 2002 and a decision was made to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us in fiscal 2002. In fiscal 2003, we sold the TFEL business to the former management of Lite Array including the interest in the joint venture in Jiangmen, China.

We are in the process of establishing an OLED production line in our Dongguan manufacturing complex in order to make use of the existing administrative, engineering and logistic support.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys US Corporation (Opsys), a Delaware Corporation. We purchased their R&D experimental production equipment for small molecule OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’s business location. Currently, we are in the process of arranging to remove and ship the equipment to our facility in Dongguan, China for re-installation and will operate the R&D line there in a new clean room.

Quality Control

We are committed to manufacturing products of the highest quality and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. All incoming raw materials and components are checked by our quality control personnel. During the production stage, our quality control personnel check all work-in-process at several points in the production process. We are able to test the reliability and consistent performance of our products by testing both individual components and the fully-assembled finished product. We provide access to our Dongguan, China manufacturing facility for representatives of our major customers to allow them to monitor production and to provide them with direct access to our manufacturing personnel.

Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9002 for the manufacture of electrical household appliances. Our receipt of ISO 9002 certification demonstrates that our manufacturing, installation and servicing of products have met specified requirements.

Suppliers

We obtain over 7,000 different component parts from more than 350 major suppliers. We are not dependent upon any single supplier for any key component. Certain of our major component parts, such as plastic, metal sheets and packaging, are purchased solely from outside suppliers. Others, such as motors and electrical and electronic parts, are either manufactured by us or purchased from outside suppliers, depending on the complexity of the component and the capacity of our facilities at the time. We believe that we can obtain all of these components from alternate sources if necessary. Raw materials, electronic components and other parts are either sourced in China or in other countries, such as the United States, Japan and Germany. Raw materials from outside China are generally shipped through Hong Kong and then transported by truck to our factory in China where finished products are manufactured and assembled. Transactions with our suppliers are based on purchase orders issued by us from time to time. We have no other written agreements with our suppliers. Orders for components are based on actual orders and forecasts that we receive from our customers that reflect anticipated shipments during the production cycle for a particular model. See “Product Design and Development.” Many of the raw materials used in our products, such as plastics, are purchased outside China and are subject to any applicable duties on international trade. See “Foreign Issuer Considerations.”

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase product pricing in order to respond to plastic resin price increases. Since plastic resin is a by-product of petroleum, the price is subject to many factors, such as the international supply and demand and political stability in the Middle East. We work closely with our customers and suppliers in order to minimize the amount of inventory on hand. We are currently in the process of improving our automated inventory maintenance and control system. In order to expedite the production process and reduce the risk of delays caused by the non-delivery of supplies, it is our general policy to source each component from two or more suppliers. This multi-source approach is intended to ensure the delivery of the components necessary in the manufacturing process should one supplier be unable to deliver the required supplies. Historically, we have not experienced any difficulty in obtaining component parts.

Major Customers

Sales to seven major customers, Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil®), Morphy Richards Limited (which sells under the brand name Morphy Richards®), Global Marketing Corp. (whose customer sells under the brand name Gevalia®), Hamilton Beach/Proctor-Silex, Helen of Troy Limited (which sells under the brand names Vidal Sassoon® and Revlon®), Moulinex S.A. (which sells under the brand names Moulinex® and Krups®) and Sunbeam Corporation (which also sells under the brand names Oster® and Mr. Coffee®), accounted for 51.7%, 73.2% and 79.0% of our net sales during fiscal 2000, 2001 and 2002, respectively. In fiscal 2003, sales to seven major customers, Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil®), Global Marketing Corp. (whose customer sells under the brand name Gevalia®), Black & Decker (which sells under the brand name Black & Decker®), Morphy Richards Limited (which sells under the brand name Morphy Richards®), Kenwood®, Helen of Troy Limited (which sells under the brand names Vidal Sassoon® and Revlon®), and Eureka® accounted for 86.9% of our net sales in fiscal 2003. During each of these periods, sales to the following customers accounted for more than 10% of our total net sales:

	Fiscal Year Ended March 31,
	2001	2002	2003
Royal Appliance Mfg. Co.	22.9%	42.2%	44.4%
Morphy Richards Limited	16.9	12.2	1.2
Moulinex S.A.	13.7	2.7	1.5
Global Marketing Corp.	7.9	13.8	12.2
Sunbeam Corporation(1)	5.6	2.7	1.5
Black & Decker	5.3	4.8	13.1

(1)	Includes sales to Signature Brands USA, Inc., which Sunbeam acquired in 1998.

The increase in percentage sales to major customers from 79.0% in fiscal 2002 to 86.9% in fiscal 2003 is attributed to sales of floor care products to Eureka, a new customer in fiscal 2003. Sales to this customer were approximately $4.3 million, or 5.7% of our net sales. Sales of floor care products to our major customer, Royal Appliance Manufacturing Company decreased from $36.1 million, or 42.2% of net sales, in fiscal 2002 to $33.3 million, or 44.4% of net sales in fiscal 2003. On December 17, 2002, Techtronic Industries Company Limited (“TTI”) and Royal Appliance jointly announced that they had entered into a definitive agreement for TTI to acquire Royal Appliance. Effective April 23, 2003, TTI announced its acquisition of Royal Appliance by way of merger. Following the completion of the merger, Royal has operated as a wholly owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all Royal Appliance products. We have not received any formal notice from Royal and we cannot predict when TTI will begin producing all of Royal Appliance products and stop buying from us, but believe such a result is inevitable and likely to occur in the near future. Net sales are expected to decline unless we are able to replace Royal Appliance with another major floor care company in the near future.

On September 7, 2001, Moulinex announced that it was seeking protection from its creditors with the Naterre Commercial Court in France. Subsequently, the assets of Moulinex were acquired by Groupe SEB of Lyons, France. Groupe SEB has sufficient available capacity in its own factories to absorb the majority of Moulinex’s product supply requirements, which has resulted in the loss of sales to Moulinex being more pronounced than we had earlier estimated, as we had initially believed we would still make future sales to this customer. Instead, sales to this customer declined $12.6 million in fiscal 2002 to $2.3 million and Moulinex will cease to be a customer of ours going forward. As of May 2002, we had successfully recovered 100% of accounts receivable due from Moulinex.

In addition, decreased sales to Europe were also attributable to the loss of a customer, Morphy Richards, which was once our largest steam iron customer. The sales to this customer accounted for approximately $910,000 or 1.2% of net sales in fiscal 2003 as compared to $10.4 million, or 12.2% of net sales in fiscal 2002. The loss of this customer was due to lower prices for steam irons in Europe which led to pressure on brands to reduce costs. Morphy Richards was able to find a Chinese manufacturer who was willing to produce these products at what would have led to unacceptable profit margins for us.

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

Marketing

Our worldwide sales and marketing activities are managed by a team of executives based in Hong Kong and Macau who maintain frequent contact with our customers. We maintain relationships with our customers by employing senior marketing personnel who understand the culture of our customers’ local market and share the same language with the employees of our customers who make purchasing decisions. For a breakdown by geographical markets of our net sales during the past three fiscal years, see Note 28(a) of Notes to Consolidated Financial Statements.

Our marketing programs are designed to give exposure to our comprehensive selection of innovative, high-quality and cost-effective merchandise. Generally, we emphasize personal contact with our customers and potential customers in our facilities and frequently at their headquarters. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better products at lower prices. We believe that innovation is the key for both our customers and us in this regard.

In that respect, replacing old products with new products at the same retail price is a winning strategy for retailers and brand marketers. It is our goal to see that this is achieved without diminishing our profit margins.

One of the most important areas of the marketing process is communication with the customer. The marketing group maintains contact with the customer after the sale is made, serving as their liaison during the manufacturing and delivery process. These relationships and methods have been cultivated over years and we believe that we have a stable relationship with our major customers. Many of our customers, including most of our largest customers, have purchased goods from us for many years. Long-standing relationships, innovation, quality and our reputation in the industry remain the essential elements of our marketing program.

Our newly established subsidiary, Global Display Limited, intends to manufacture and market both low and high-end display products to branded customers. Our display products currently being planned include various sizes of LCD TVs, front and rear projectors, eye-viewers, medical monitors and Plasma TVs. Initially, we plan to target the medium-size brands that can react quickly and require only smaller quantities of products. Twelve to eighteen months after such product introduction, we intend to begin to contract manufacture for brand marketers and buying groups, which need to procure higher quality display products at a lower cost. We believe that our competitive advantage lies in our ability to manufacture high quality, innovative products at competitive prices while allowing our customers to provide us with the concepts, designs and specifications to satisfy their needs and the needs of their customers. We also currently plan to market our display products to yacht manufacturers, hotel chains, computer companies and e-commerce businesses that require specialized displays not available from the leading consumer brands.

We have also recruited a marketing team for our display products. Our marketing programs are designed to give exposure to our comprehensive selection of display products and emphasize our cost-effective manufacturing capabilities. There are potential customers, particularly in the U.S. and Europe, approaching us with respect to display products due to the minimum upfront investment required on their part and potentially lower price that could allow them to compete with major consumer brands. There is no assurance that these preliminary contacts will ultimately result in sales even if we are able to bring these products to market. We intend to form business alliances with audio equipment companies to provide complete multimedia solutions to consumers and thus expand each other’s customer base. Additionally, we recently established a website to introduce and promote these products, as well as advertising them in trade magazines. Moreover, our marketing team plans to maintain customer contacts through product presentations at various electronic trade shows.

Seasonality

Our business is seasonal, with a greater portion of our sales and earnings generated in the second and third quarters of each fiscal year (June through December). These fluctuations are based on our customers’ increased stocking of our products in anticipation of heavy demand during the Christmas holiday season. In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and may be affected in the future by the timing of any acquisition that we complete. We believe that quarterly comparisons of the results of operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance.

Competition

We believe that the markets for our products are mature and highly competitive and that competition is based upon several factors, including price, product features and enhancements and new product introductions. We compete with established companies in Hong Kong and China, a number of which have substantially greater technical, financial and marketing resources than us. For ODM products, competition is based on uniqueness of features, combination of features offered and brand name, as well as unit price, product quality and availability and service. Competition for contract manufacturing products is based primarily on unit price, product quality and availability and service. Except for opening price point products, we believe that we compete favorably in each of these areas, especially if the product is relatively sophisticated to manufacture. We believe that we possess a competitive advantage in our ability to sell innovative products based on our proven design and development capabilities and our ability to introduce them at competitive prices. In addition, while individual contract manufacturing customers may have preferences among their approved suppliers, management believes that no company dominates the market as contract manufacturing customers tend to order from several different suppliers in order to lessen dependence on any one entity.

Intellectual Property Rights

We hold over 53 patents, of which three were approved in fiscal 2003. We also have four patent applications pending for approval. Our patents are registered in various jurisdictions, including the United States, the United Kingdom and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

•	discontinue the use of certain software codes or processes,

•	cease the manufacture, use and sale of infringing products,

•	incur significant litigation damages, costs and expenses, and

•	develop non-infringing technology or obtain licenses to the alleged infringing technology.

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

Certain of the our agreements with our ODM customers may include indemnification provisions against patent infringement claims relating to the our ODM products. Along with a customer, we are currently defending a patent infringement claim relating to our deep fryers, a product line, which represented 9.2%, 2.0%, 0.5% and 0.4% of our net sales in fiscal 2000, 2001, 2002 and 2003, respectively. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this current infringement claim will be resolved in favor of us or the customer or that other parties will not assert infringement claims against us in the future.

In March 2002, we acquired a revolutionary technology that we may be able to use to develop and manufacture Stirling engines, also known as heat engines, which have potential to be more efficient and cost effective than certain types of small electric or gasoline engines. A heat engine is a quiet, light-weight, low-pollutant, fuel-efficient and low-cost external combustion engine that can utilize multiple types of fuel, such as natural gas, propane, alcohol, hydrogen, gasoline, diesel, bio-diesel or heat from the sun, to convert heat into mechanical power. While the Stirling engine was invented prior to James Watt’s steam engine in Scotland during the nineteenth century and has since then evolved into different types of heat engines, certain technical barriers and manufacturing issues have to date prevented the heat engine from being commercially exploited.

The acquisition of this new technology further supports our strategy of attempting to transform our Company into a manufacturer of technology-oriented products. We have dedicated modest resources to work on the development of this advanced heat engine. However, there is no assurance the application of this new technology will result in product applications that will ultimately be commercially viable.

At the time of Lite Array’s acquisition, we also acquired a license for small molecule PM OLED display technology. Under the license, we may use the patents and proprietary technology in our manufacturing and marketing of OLED products and it gives us the right to purchase from the licenser certain patented materials for use in the manufacture of OLED products. The PM OLED is well suited for low manufacturing cost, low-content applications such as a alphanumeric displays. We believe that in the future when there are wider product applications and increased market demand for OLED products, development of full color active matrix OLED will be further stimulated and its technology will also become more mature. There can be no assurance, however, that our OLED development will be financially successful.

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

China is considered to be a high risk nation for business and investment in the Asian region. Although recently China has permitted greater provincial and local economic autonomy and private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every section of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support the economic reform program that commenced in the late 1970’s and possibly to return to the more centrally-planned economy that existed prior thereto, could have a significant effect on economic conditions in China and on our operations. China’s economic reform plan was designed to bring in foreign investment capital and technological skills. The result has been a move towards a more mixed economy and away from the previous centrally-planned economy. The process of devolving responsibility for all aspects of enterprise to local management and authorities continues even though the system of socialism with Chinese characteristics involves considerable influence by the central government on production and marketing.

All of our products are currently manufactured in China and approximately 90% of the net book value of our total fixed assets are located in China. We are a party to agreements with certain agencies of the government of

China and we sell products to entities based principally in the United States and Europe. International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed on occasion in the United States and certain European countries. Changes in tariff structures or other trade policies could adversely affect us.

China offers us low overhead and competitive (although higher than the Northern provinces of China) labor rates. The location of our factory in Dongguan, China provides us with the ability to manage factory operations from Hong Kong and facilitates transportation of our products to markets outside China. Political developments in China could have a material adverse effect on our business and assets. The legal system of China relating to foreign investments is both new and continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.

Any re-occurrence of Severe Acute Respiratory Syndrome (“SARS”) in China could significantly impact our manufacturing plant located in Dongguan, China. Inability to travel by our Hong Kong based supervisory staff and other labor problems could seriously disrupt our manufacturing operation and cause significant delays in production.

Chinese government regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese or local governments resulting in

•	changes in laws and regulations, or the interpretation and enforcement of existing laws and regulations,

•	confiscatory or increased taxation,

•	restrictions on currency conversion, imports and sources of supply,

•	import duties,

•	currency devaluations, or

•	the expropriation of private enterprise

could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice. There also can be no assurance that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government’s program of privatizing many state-owned enterprises, the government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by

•	the imposition of austerity measures intended to reduce inflation, increase taxes or reform unprofitable state-owned enterprises,

•	the inadequate development of infrastructure, and

•	the potential unavailability of adequate power and water supplies, transportation, communications and raw materials and parts.

The Chinese government regulates the import into China of certain raw materials used by us in our manufacturing process and taxes the importation of certain capital equipment. The approval of imports by the government is based to some extent on the lack of qualified domestically-produced products and strategic plans for the development of local Chinese industry. There can be no assurance that the government’s policies will continue to allow the raw materials we require to be imported into China. There also can be no assurance that the government’s policies will not impose import fees which raise the cost of raw materials or capital equipment. Imposing such fees could have a material adverse effect on our business, results of operations and financial condition.

Chinese legal system. China’s legal system is a civil law system that is based on written statutes and in which decided legal cases have little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion. As legal systems in China develop, foreign business entities may be adversely affected by new laws, changes to existing laws or interpretations of existing laws and preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the laws.

Chinese environmental law. Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People’s Republic of China, which became effective on December 26, 1989. The law sets national standards for environmental quality and monitoring, as well as the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are in material compliance with all applicable environmental laws. There can be no assurance, however, that we will continue to pass future inspections or that we will continue to be in material compliance with all applicable environmental laws in the future. Environmental regulation is evolving in China and the imposition of additional or more stringent environmental laws by China, or more stringent enforcement of existing laws, could cause us to have to make substantial additional capital expenditures to maintain compliance in the future. The necessity to make such additional capital expenditures could have a material adverse effect upon our results of operations and financial condition.

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of three of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct sales, marketing, product design and development, administration and other activities in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international political and economic relations.

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

Macau was founded by the Portuguese in 1557. It lies only 40 miles west of Hong Kong and has a population of approximately of 500,000. Portugal signed the Sino-Portuguese Joint Declaration with China on April 13, 1987 providing the return to Chinese administration. In the Sino-Portuguese Joint Declaration, China has promised to respect Macau’s existing social and economic systems and lifestyle for 50 years. Similar to Hong Kong, Macau has been set up as a SAR with its own legal and economic systems. Notwithstanding the provision of these international agreements, there can be no assurance as to the continual stability of political, economic or commercial condition in Macau.

C.	Organizational structure.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Country	Ownership
Wing Shing Products (BVI) Company Limited	British Virgin Islands	100.0%
Wing Shing Overseas Limited	British Virgin Islands	100.0
Pentalpha Enterprises Limited	Hong Kong	100.0
Pentalpha Hong Kong Limited	Hong Kong	100.0
Kwong Lee Shun Trading Company Limited	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	China	100.0
Global-Tech USA, Inc.	United States	100.0
Pentalpha Macau Commercial Offshore Limited	Macau	100.0
Global Lite Array (BVI) Limited	British Virgin Islands	76.8
Lite Array (BVI) Company Limited*	British Virgin Islands	76.8
Lite Array, Inc*.	United States	76.8
Global Display Limited**	Hong Kong	100.0

Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to our customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to our customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to us. Dongguan Wing Shing Electrical Products Factory Company Limited is our manufacturing facility located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to us. Pentalpha Macau Commercial Offshore Limited is a newly incorporated subsidiary primarily engaged in selling finished goods to our customers. Global Lite Array (BVI) Limited is an investment holding company. Lite Array (BVI) Company Limited is a subsidiary of Global Lite Array (BVI) Limited primarily engaged in buying raw materials and developing organic and solid state flat-panel displays. Lite Array, Inc. is primarily engaged in research and development of organic solid state flat-panel displays.

*	100% owned by Global Lite Array (BVI) Limited.
**	Global Display Limited is a company newly established to market and develop electronic products utilizing multimedia flat panel displays.

D.	Property, plant and equipment.

China

Our manufacturing facility is located in Dongguan, China, which has been expanded to 1.85 million square feet. The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodations for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehouse, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, road and reserved portion of land for future expansion, currently our completed production area is approximately 1.56 million square feet. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043. As of March 31, 2003, we had paid $2.0 million for the entire term of the lease and owed approximately $273,000 in transfer fees with respect to this transaction. We will not receive a formal grant of lease rights until the transfer fees are paid and the appropriate documents are processed by the government agencies in China. The formal grant of lease rights is required should we decide to sell this property or lease it to a third party. We have no present intention to pursue either of these alternatives. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for a further 20 years upon payment of a fee of $23.00 per square meter, or a total of $160,000 for the whole land use right.

Since fiscal 2001, we gradually transferred some of our product design and engineering functions to Shenzhen, China. We selected Shenzhen because of its close proximity to our Dongguan factory and Hong Kong administrative office. This location makes it easier for our engineers and R&D staff to provide assistance at both locations. Additionally, this location allows us to recruit qualified staff from local universities and other provinces. We have recently established our first R&D center that provides assistance at both the Hong Kong office and our Dungguan factory. With the continuing need for R&D functions, effective March 2003, we relocated the R&D center to another location in Shenzhen with more space to accomodate more staff and equipment. The new R&D Center is approximately 9,800 square feet. The lease will mature in July 2005. The annual rent is approximately $40,000. Currently, we have a team of 16 engineers and technical staff in the Shenzhen R&D office who are engaged in new product design and engineering.

Our subsidiary, Lite Array operated a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. As we had explained under “Item 4.B—Business Overview,” Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made regarding this matter to our board of directors and a decision was made to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited, entered into an agreement to sell Lite Array’s TFEL display business, including the shares that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China to the former management of Lite Array.

Hong Kong

On April 17, 2002, we renewed our lease with our affiliate Wing Shing Products Company Ltd. (see “Item 7.B—Related Party Transactions”), for office space located in the Kin Teck Industrial Building in Aberdeen, Hong Kong. From inception to September 10, 2002, we had operated our administrative offices and sales and marketing, purchasing, accounting and finance, product design and development and limited warehousing out of this office space. Pursuant to the lease, we had paid monthly rent of approximately $14,924. The lease will expire on March 31, 2005.

On July 29, 2002, we entered into a lease of 77 months for office space located in 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The total office space is approximately 13,961 square feet at an annual rent of approximately $248,000. We relocated our administrative office to this space effective September 10, 2002 and ceased paying rent on the office portion of the lease in the Kin Teck Industrial Building effective September 30, 2002.

On June 15, 2003, we entered into a 24-month lease for office space located in 12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong. The total office space is approximately 7,400 square feet. We leased this office for the product development group for Global Display. Annual rent for this space is approximately $51,000.

Macau

On October 15, 2001, we entered into a 24-month lease for office space in Flat 3, 15/F., Macau Finance Centre, Rua de Pequim 244/246, Macau. The total office is approximately 1,400 square feet. We lease this office primarily for selling finished goods to our customers. Annual rent for this space is approximately $17,000.

We believe that our administrative office space in Hong Kong, Shenzhen, China and Macau will be adequate for the operation of our business for the foreseeable future. We believe that with expansion of our manufacturing facility in Dongguan, we have sufficiently manufacturing capacity for at least the next several years. This factory is currently utilized at considerably less than full capacity. We anticipate that further expanding and diversifying our floor care product line could increase utilization of the Dongguan facility’s existing capacity which will require us to fit out more of the infrastructure and purchase additional equipment.

Item 5. Operating and Financial Review and Prospects.

A.	Operating results.

	Fiscal Year Ended March 31,
	2001	2002	2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	78.9	76.5	72.9

Gross profit	21.1	23.5	27.1
Selling, general administrative expenses	14.7	17.3	20.4
Write-off of inventory and tooling	4.6	—	—
Loss on cessation of a product line	2.3	—	—

Operating income (loss)	(0.5)	6.2	6.7
Interest expense	0.2	0.1	0.1
Interest income	3.4	2.3	1.7
Other income, net	0.4	0.8	0.6

Income from continuing operations before income tax	3.1	9.2	8.9
Provision for income taxes	0.5	1.7	0.8

Income from continuing operations	2.6	7.5	8.1
Discontinued operations:
Loss from operation of the discontinued thin-film electroluminescent (“TFEL”) display business	—	12.9	1.1
Gain on disposal of TFEL display business	—	—	0.0

Income (loss) before minority interests	2.6	(5.4)	7.0
Minority interests	—	1.8	—

Net income (loss)	2.6	(3.6)	7.0

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal	Year Ended March 31, 2003 Compared with Fiscal Year Ended March 31, 2002

Net Sales. Our net sales consists of gross amounts invoiced less discounts and returns. Net sales in fiscal 2003 decreased approximately 11.8% to $75.1 million from $85.1 million in fiscal 2002. Decreases in sales in kitchen, garment care and travel products were partially offset by the increase in sales of floor care products. Our floor care products sales to one major customer, Royal Appliance decreased from $36.1 million in fiscal 2002 to $33.3 million in fiscal 2003. However, the reduction in sales to Royal Appliance was more than offset by sales of floor care products to new customers. Despite being acquired by TTI, a competitor of ours in Hong Kong, Royal Appliance continues to place purchase orders on the existing floor care products manufactured by us; however, there is no assurance that TTI will not begin to manufacture most, if not all of Royal Appliances’ products in the future. In this case, Royal Appliance could cease, or significantly decrease, purchasing from us. While we have not received any formal notice from Royal and cannot predict when TTI will begin producing all of Royal Appliance products and stop purchasing from us, we believe such a result is inevitable and likely to occur in the near future. The loss of this customer unless replaced with another leading floor care customer would have a significant adverse impact on our results of operations and financial condition.

Net sales are comprised primarily of sales in our three major product categories: kitchen appliances; garment care products and floor care products. Sales in each major category for fiscal 2003 as compared to fiscal 2002 were as follows:

•	sales of kitchen appliances decreased to $26.3 million, or 35.0% of net sales, from $36.1 million, or 42.4% of net sales, primarily due to the decrease in sales of coffeemakers, breadmakers, and food steamers, deep fryers and food processors to two major European customers.

•	sales of garment care products decreased to $2.2 million, or 2.9% of net sales, from $6.5 million, or 7.7% of net sales, primarily due to the decrease in sales of steam irons to our only major customer for these products based in Europe. They were able to secure a lower cost source of supply in China and we chose not to match that suppliers’ price because we believed sales at that price would result in unacceptable profit margins.

•	floor care products sales increased to $42.1 million, or 56.1% of net sales, from $37.2 million, or 43.7% of net sales, primarily due to new floor care product models contracted for by new customers. We anticipate that the sales of floor care products will continue to be a significant revenue driver for us in the near term and will generate profit sufficient to offset the impact of the anticipated sales decrease in the garment care and kitchen appliance product categories.

Gross Profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. It is always our goal to attempt to make product development decisions and work with particular partners based on the opportunity for consistently profitable sales. Since fiscal 2001, sales of certain personal care and kitchen appliance products have consistently resulted in lower gross margins. In recent years, we have concentrated on manufacturing more profitable floor-care products to lessen the price pressure constantly exerted by mass merchandisers on garment and kitchen products. Consequently, we have experienced decreased sales on lower margin products such as coffeemakers, breadmakers, food-steamers and steam irons because of our business decision to concentrate on the manufacture of more profitable products. Our sales of personal care and kitchen appliance products were also negatively impacted by the bankruptcy of Moulinex.

Gross profit in fiscal 2003 was $20.3 million, or 27.1% of net sales, as compared to $20.0 million, or 23.5% of net sales, in fiscal 2002. The increase in gross profit as a percentage of net sales was primarily due to lower material costs. In fiscal 2003, our raw material costs as a percentage of net sales was approximately 59.0% as compared to 62.6% in fiscal 2002, the decrease primarily resulting from better supply chain management in raw materials and components. Labor and other overhead expenses as a percentage of net sales were 13.9% in both fiscal 2002 and 2003. Excluding the similar depreciation charges for both fiscal 2002 and 2003, labor and overhead expenses as a percentage of net sales were approximately 8.9% in fiscal 2003 as compared to 9.3% in fiscal 2002. In Guangdong Province the demand for labor currently exceeds the supply. Consequently, we expect our cost of labor to increase substantially. We plan to acquire certain automated manufacturing equipment to increase our labor productivity and help contain costs. In fiscal 2003, we made a provision of approximately $180,000 for labor welfare contributions due to the local authorities. The municipal authorities in each township in China have discretion to impose or waive a large number of fees and taxes including value-added tax, stamp-duty, licenses and permits. In the Company’s main location, it is subject to the laws and regulations of the township of Dongguan, the Province of Guangdong and the PRC. In the early years of our operation in Dongguan, the majority of the local fees and taxes were waived or abated as a result of negotiation with local authorities. In recent years, we have received less consideration of our requests for waivers and abatements and believe that we will incur a significant increase in fees and taxes in the future. However, we believe the payment of these fees will not have a material impact on our financial position and that the cost structure in our Dongguan factory can be maintained at current rates as long as we operate at the current plant utilization level and meet our budgeted goals of increased throughput.

Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A, expenses are related to advertising and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees and utilities. SG&A expenses in fiscal 2003 were $15.3 million, or 20.4% of net sales, as compared to $14.7 million, or 17.3% of net sales, in fiscal 2002. We incurred more sample design fees in fiscal 2003 due to initiating a number of programs for our display business. We were not able to achieve our goal of maintaining SG&A expenses at 15% of net sales, as we incurred a higher depreciation and amortization charges for transportation equipment and our OLED license and higher rent due to relocation of our executive office in September 2002, which was only partially offset by a reduction in selling and transportation expenses and legal and professional fees. It is anticipated that the Global Display and OLED programs will not generate sufficient revenue in fiscal 2004 to absorb the SG&A expenses incurred in respect of these programs. Therefore, we expect SG&A expenses will continue to increase in the near future and we anticipate that our target of 15% of net sales will be exceeded in the next few years by a significant factor until sales of display oriented products materialize. Over the next two fiscal years, we expect design and development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million for Lite Array and approximately $1.5 million for Global Display and the balance in our core business. It is anticipated that these increased development cost included in SG&A expenses will have a material impact on our results of operations for fiscal 2004 and into the following year.

In fiscal 2002, we recognized approximately $258,000 for the impairment of property, plant and equipment; $5.2 million representing our share of a loss in a joint venture and $3.6 million for the write-off of goodwill arising from the acquisition of the TFEL business, which are all reflected separately in discontinued operations on our financial statements.

The primary components of design and development included in SG&A expenses include expenses related to sample design, patent fees, testing charges, inspection fees and salaries for engineers and designers. Development expenses were approximately $2.2 million and $2.0 million in fiscal 2002 and 2003, respectively. After netting out the effect of discontinued operations, development expenses were $2.0 million and $1.8 million in fiscal 2002 and 2003. R&D expenses incurred in our Global Display business was immaterial in fiscal 2003. In fiscal 2003, we also incurred approximately $140,000 in R&D expenditures for OLED. The expense was mainly attributable to the wages for the dedicated OLED R&D staff.

Operating income (loss). In fiscal 2003, operating income was $5.0 million as compared to $5.3 million in fiscal 2002. The decrease was mainly due to SG&A not decreasing in the same proportion as sales.

Interest expense, interest income and other income, net. Interest expense consists of interest on our short and long-term banking facilities. Interest expense was approximately $57,000 in fiscal 2003 as compared to $126,000 in fiscal 2002. The decrease in interest expense was due to a lower effective rate of interest on our loan borrowings. Interest income in fiscal 2003 was $1.2 million as compared to $2.0 million in fiscal 2002. The decrease was due to a decline in interest rates on the funds invested by the company as we primarily invest our cash in short-term U.S. Government paper. In fiscal 2003, we had an average invested fund balance which includes cash and cash equivalents and short-term investments of approximately $59.7 million with an average return on investments of approximately 1.1% as compared to an average invested fund balance of approximately of $55.9 million with an average rate of return of approximately 2.3% in fiscal 2002. Other income, net includes tooling income and non-recurring income. Other income, net, in fiscal 2003 was approximately $483,000, as compared to $647,000 in fiscal 2002. The decrease in fiscal 2003 was due to lower tooling income.

Income tax. We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income taxation in each jurisdiction in which our subsidiaries do business. Certain of our income accrues in areas of China, where the effective tax rate is 27.0%, and in Hong Kong, where the corporate tax rate is 16.0% on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s earnings derived from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual earnings. Therefore, in each fiscal year, our statement of income reflects a provision for estimated taxes for the current fiscal year and adjustments for over-or under-provision with respect to the prior fiscal year. Our subsidiary established in China is subject to income tax which is computed based on the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempt from income tax for two years starting from the first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authorities are still in the process of reviewing our amended tax returns for the periods; however, according to our amended tax returns as submitted, the first profitable year for our subsidiary in China was 1999. If that is accepted, our PRC subsidiary will not be subjected to income tax for the years 1999 and 2000 and will receive a 50% exemption for the years from 2001 to 2003. We believe any revision in taxes due will have no material impact on the financial statements for either fiscal year 2001 or 2002. To the extent that we have income effectively connected with the conduct of a U.S trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulations.

We had taxable income in Hong Kong in both fiscal 2003 and 2002. The financial statements include provisions for profit tax of approximately $624,000 and $1.4 million in fiscal 2003 and 2002, respectively. The provision for fiscal 2002 includes $849,000 in penalties, interest and taxes on an insurance settlement we had received six years ago as a result of a flood at our former factory. Our tax position was disputed by the Inland Revenue Department of Hong Kong in their audit of certain subsidiaries for the period 1993-2001. Accordingly, we determined that a settlement was appropriate and paid a total of $1.2 million to settle outstanding issues with the Inland Revenue Department in May 2002.

Discontinued operations. In the third quarter of fiscal 2003, we sold the TFEL business to the former management of Lite Array, Inc. The loss from operations of the discontinued TFEL business was $11.0 million and $835,000 in fiscal 2002 and 2003, respectively.

Minority interests. Lite Array’s minority shareholder’s share of the loss in Lite Array has been credited to the income statement up to the total minority interest. All further losses incurred at Lite Array will accrue to us since the minority interest was exhausted in fiscal 2002.

Net income (loss). In fiscal 2003, net income was approximately $5.3 million, as compared to a net loss of $3.0 million in fiscal 2002.

Fiscal Year Ended March 31, 2002 Compared with Fiscal Year Ended March 31, 2001

Net sales. Our net sales consist of our gross amounts invoiced less discounts and returns. Net sales in fiscal 2002 decreased approximately 21% to $85.1 million from $108.4 million in fiscal 2001. There were three primary reasons for this decline. In fiscal 2001, we decided to exit the personal, beauty and health care product category and ceased manufacturing certain kitchen appliances primarily due to competitive pricing pressure. It is estimated these actions reduced fiscal 2002 net sales by approximately $15.0 million. In fiscal 2002, one of our major customers, Moulinex S.A., filed for bankruptcy and was subsequently acquired by Groupe SEB. We suffered a $12.0 million loss of annual business as a result of Moulinex’s reorganization. Our loss of sales to Moulinex was more pronounced than we had earlier expected due to the fact that the company that subsequently acquired Moulinex, Groupe SEB, has its own factories in Europe, America and the Far East that can meet the majority of Moulinex’s product supply requirements. Consequently, we had no opportunity to make future sales to the reorganized entity. As of May 2002, we had successfully recovered 100% of the accounts receivable due from Moulinex. In addition, we experienced a loss of business in Europe as the Euro weakened in relation to the U.S. dollar and we maintained our policy of selling in U.S. dollars.

Due to the decrease as a percentage of net sales of ODM products, which generally have higher profit margins, it became even more important for us in fiscal 2002 to develop new products and attract new customers. This decrease in ODM sales as a percentage of net sales is a trend that continued into fiscal 2003. In the aggregate, contract manufacturing sales of floor care products were $37.2 million, or 43.7% of net sales, in fiscal 2002. Sales of floor care products will continue to be a significant revenue driver for us and will increase as a percentage of net sales in the short term until this business suffers from the same over-capacity issues that are plaguing other small household appliance manufacturers. Despite the impact of the recession in North America, sales of floor care products increased approximately 38.3% in fiscal 2002 over fiscal 2001 and this product category was as large as our remaining kitchen appliance business, which was $36.1 million, or 42.4% of net sales, in fiscal 2002.

Net sales are comprised primarily of sales in our four major product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. Sales in each major category for fiscal 2002 as compared to fiscal 2001 were as follows:

•	sales of kitchen appliances decreased to $36.1 million, or 42.4% of net sales, from $58.4 million, or 53.9% of net sales, primarily due to the decrease in sales of breadmakers, food steamers, indoor grills, deep fryers and food processors;

•	sales of garment care products decreased to $6.5 million, or 7.7% of net sales, from $12.0 million, or 11.1% of net sales, primarily due to the decrease in sales of steam irons;

•	sales of travel products and accessories decreased to $1.3 million, or 1.5% of net sales, from $4.9 million, or 4.5% of net sales, primarily due to the decrease in sales of travel irons; and

•	floor care products sales increased to $37.2 million, or 43.7% of net sales, from $26.9 million, or 24.8% of net sales, primarily due to the increase in sales of existing floor care products and a new floor care product model contracted for by a customer.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Generally, gross profit margins are higher for our ODM products compared to contract manufactured products. We are dependent upon outside suppliers for all of our raw material needs, including plastic resin, and we are subject to price increases in these raw materials. Plastic resin prices may fluctuate as a result of natural gas and crude oil prices. The bankruptcies of Sunbeam and Moulinex, the consolidation in the industry and the continued price pressure exerted by mass merchandisers have deterred us from passing the increase in costs of raw materials on to our customers. Gross profit in fiscal 2002 was $20.0 million, or 23.5% of net sales, as compared to $22.8 million, or 21.1% of net sales, in fiscal 2001. While efficiencies were realized in manufacturing, the primary reason for the lower cost of sales was management’s decision to exit lower-margin businesses in certain personal care and kitchen appliance products. In addition, control of overhead expenses and the impact of lower capital expenditures offset the impact of a higher overhead absorption rate.

Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A, expenses include expenses related to advertising and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees and utilities. SG&A expenses in fiscal 2002 were $16.4 million, or 19.1% of net sales, as compared to $15.9 million, or 14.7% of net sales, in fiscal 2001. SG&A expenses increased by 3.0% from fiscal 2001 primarily due to the $2.2 million in expenses incurred by Lite Array’s operations. After netting out the effect of discontinued operations, SG&A expenses in fiscal 2002 were $14.7 million, or 17.3% of net sales, as compared to $15.9 million, or 14.7% of net sales in fiscal 2001. Concerted efforts in controlling costs resulted in a 10% reduction in SG&A expenses from fiscal 2001 in the appliance business and management took steps to reduce SG&A expenses to 15% of sales, which we believe to be an appropriate rate for this business. During fiscal 2002, we restructured our research and development department to improve cost-effectiveness and senior management reduced their monthly remuneration in efforts to control SG&A expenses. The number of employees employed by us in fiscal 2002 fell significantly compared to fiscal 2001, which resulted in reduced expenses for salaries and wages during fiscal 2002.

In fiscal 2002, we recognized approximately $250,000 for the impairment of property, plant and equipment, $5.2 million of share of loss in joint venture and $3.6 million for the write-off of goodwill arising from the acquisition of Lite Array, which upon the sale of its TFEL business were reflected under discontinued operations in our financial statements.

The primary components of design and development expenses included in SG&A expenses include expenses related to sample design, patent fees, testing charges, inspection fees and salaries for engineers and designers. Development expenses were $1.8 million and $2.2 million in fiscal 2001 and 2002, respectively. After netting out the effect of discontinued operations development expenses were $1.8 million and $2.0 million in fiscal 2001 and 2002.

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

Loss on cessation of a product line. We decided during fiscal 2001 to cease manufacturing our personal, beauty and health care product category that had become totally commoditized in recent years, and to reallocate our resources to other product categories, including the Lite Array flat-panel display business. As a result, we incurred a loss with respect to inventory associated with the personal, beauty and health care product category in the amount of approximately $2.5 million.

Operating income (loss). Operating loss including discontinued operations in fiscal 2002 increased to $5.7 million, compared to $0.6 million in fiscal 2001. Excluding discontinued operations, the operating income was $5.3 million in fiscal 2002 as compared to an operating loss of $0.6 million in fiscal 2001. The improvement in fiscal 2002 was mainly due to the write-off of inventory and tooling and the charge for cessation of a product line that occurred in fiscal 2001.

Interest expense, interest income and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $125,000 in fiscal 2002, as compared to $269,000 in fiscal 2001. The decrease in interest expense was due to the pay off in fiscal 2002 of a loan for injection machines acquired during fiscal 2001 and a lower effective rate of interest on our loan borrowings. Interest income in fiscal 2002 declined to $2.0 million, from $3.7 million in fiscal 2001, as a result of a decline in interest rates on cash invested by the company. In fiscal 2002, we had an average invested fund balance which includes cash and cash equivalents and short-term investments of approximately $55.9 million with an average return on investments of approximately 2.3% as compared to an average invested balance of approximately $56.4 million with an average rate of return of approximately 3.9% in fiscal 2001. Other income, net was approximately $647,000 in fiscal 2002, as compared to $449,000 in fiscal 2001. The increase in fiscal 2002 was due to higher tooling income.

Income tax. We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Island tax regulations. We are subject to income taxation in each jurisdiction in which our subsidiaries do business. Certain of our income accrues in areas of China, where the effective tax rate is 27.0%, and in Hong Kong, where the corporate tax rate is 16.0% on income from operations but excluding interest and dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on prior year’s earnings derived from operations in Hong Kong. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual earnings. Therefore, in each fiscal year, our statement of income reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provisions with respect to the prior fiscal year. In September 2002, our subsidiary in China filed amended tax returns to the tax authority for the tax periods of 1995 to 2002. The PRC tax authority is still in the process of reviewing our amended tax returns for the periods; however, we believe the first profitable year of our subsidiary in China was 1999. If that is the case our PRC subsidiary will not be subject to income tax for the years from 1999 and 2000 and has a 50% exemption for the years from 2001 to 2003. According to our amended tax return submitted, such revision will have no material impact on the financial statements of fiscal years 2001 to 2002. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate of up to 55.0%. We did not believe that our method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the United States. Our establishment in Macau, China is exempted from income tax according to the Macau tax regulation.

We had taxable income in Hong Kong in both fiscal 2001 and 2002. The financial statements include provisions for Hong Kong profit tax of approximately $513,000 and $1.4 million in fiscal 2001 and 2002, respectively. The provision for fiscal 2002 includes $849,000 in penalties, interest and taxes on an insurance settlement we had received six years ago as a result of a flood at our former factory. Our tax position was disputed by the Inland Revenue Department of Hong Kong in their audit of certain subsidiaries for the period 1993-2001. Accordingly, we determined that a settlement was appropriate and paid a total of $1.2 million to settle outstanding issues with the Inland Revenue Department in May 2002. No income tax was payable by us in China during this period because our Chinese subsidiary had accumulated tax losses during this period. Notwithstanding the recent tax audit, we continue to believe that our provision for taxes and tax accruals is adequate.

Discontinued operations. In fiscal 2002, the results were restated to reflect the discontinued operation of the TFEL business. In fiscal 2002, we recognized a loss of approximately $11.0 million, which includes $5.2 million share of a loss in a joint venture and a $3.6 million write-off of the unamortized goodwill arising from the acquisition of Lite Array. There was no restatement in fiscal 2001, as Lite Array had not been acquired by us.

Minority interests. Lite Array’s minority shareholder’s share of the loss in Lite Array has been credited to the income statement up to the total minority interest. In fiscal 2002, minority interests were approximately $1.6 million. All further losses incurred at Lite Array will accrue to us since the minority interest was exhausted in fiscal 2002.

Net income (loss). In fiscal 2002, net loss was approximately $3.0 million as compared to a net income of $2.8 million in fiscal 2001.

B.	Liquidity and capital resources.

Our primary source of financing has been cash generated from operating activities. During fiscal 2003 and 2002, we generated approximately $10.4 million and $4.1 million, respectively, in cash from operating activities. Cash generated from operating activities increased in fiscal 2003 due primarily to lower working capital requirements to support a decreased level of business activity. At March 31, 2003, accounts receivable were $10.2 million, compared to $12.3 million at March 31, 2002. Receivables at March 31, 2003 represented 50 days of sales compared to 53 days of sales at March 31, 2002. The number of days of sales was essentially unchanged as there were no material changes to the credit terms granted to customers. Sales to one of our largest customers, Royal Appliance represented 44.4% of total net sales during fiscal 2003. We had extended the payment terms for Royal Appliance in order to attract additional business as in prior years and we expect to continue to extend the payment terms for this customer in fiscal 2004. At March 31, 2003, inventories were $7.5 million compared to $9.6 million at March 31, 2002. Our inventories consist primarily of raw materials needed to produce finished products. The decrease in inventories is primarily attributable to the reduced level of business and improvements in supply chain management.

In our manufacturing facility in Dongguan, China, we paid value-added tax on raw materials and consumable goods that were procured in China. However, we are eligible for refunds when these materials and consumable goods are transformed into finished goods and exported out of China. As of March 31, 2003, we have a significant VAT receivable due from the Chinese government. Since the Chinese Government is consistently slow in processing refunds, we believe that we will eventually receive the monies owed to us in due course. As the receivable is a legal claim against the Chinese government, we have not provided a loss provision against this refund. However, if in the future payment is not received, we may have to reconsider this policy. At March 31, 2003, accounts payable were approximately $5.2 million as compared to $6.2 million at March 31, 2002. The decrease was primarily due to decreased raw material requirements as a result of decreased sales in fiscal 2003. Working capital increased from $64.9 million at March 31, 2002 to $72.4 million at March 31, 2003. The increase was primarily due to an increase in cash and short-term investments and a decrease in current liabilities including bank loans, accounts payable, accrued expenses and income tax payable.

In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of an executive of ours in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of March 31, 2003, accrued interest on the loan was approximately $556,000. We have reserved fully against the interest due. As this company continues to be in a development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all. See “Item 7.B—Related Party Transactions.”

In October 1999, we made a loan to a director for the purchase of a residence and office. The loan is in the principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. All transactions with our executive officers and directors must be approved by a majority of our directors who are neither our officers nor employees. Furthermore, in order to comply with the Sarbanes-Oxley Act of 2002 recently enacted by the United States Congress, we will not enter into any loan agreements with any director or executive officer or their respective affiliates or renew or modify any existing loan agreements with directors or executive officers or their respective affiliates. See “Item 7.B—Related Party Transactions.”

Our aggregate capital expenditures during fiscal 2002 and 2003 were $2.0 and $3.5 million, respectively. Capital expenditures increased in fiscal 2003 primarily due to our acquisition of equipment for OLED development and transportation equipment. During fiscal 2003, we wrote off some transportation equipment and furniture and fixtures and also disposed of fixed assets as part of the sale of the TFEL business, thus the net increase in our fixed assets was approximately $2.2 million. We have incurred an aggregate of approximately $1.3 million in capital expenses for a clean room and equipment in our Dongguan facility in fiscal 2003 to support our OLED display development program. Currently, no OLED products are ready for commercial sale. Our capital commitments as of March 31, 2003 were approximately $117,000 for the acquisition of tooling and purchase of equipment. Over the next two fiscal years, we expect design and development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million for Lite Array and approximately $1.5 million for Global Display.

We maintain adequate cash to support our new business development. Our cash and short-term investments, increased from $57.3 million in fiscal 2002 to $63.7 million in fiscal 2003. We expect to generate approximately $5.0 million in cash flow from the operating activities of our core business but do not expect either OLED or Global Display to generate any revenue next year. In fiscal 2004, we expect to incur development expenses of approximately $1.5 million each for our Global Display and OLED projects as well as approximately $0.6 million and $3.0 million for Global Display and OLED, respectively for capital equipment. We believe that we have sufficient funds available to support these two projects. However, there is no assurance that expected results will make it feasible to continue these projects or that these products will ever attain commercial viability.

On January 27, 2003, we invested $3.0 million in U.S. Dollar Multi-Callable deposits that will mature in five years. The stated interest rates for this deposit were 3.00%, 3.25%, 3.50%, 3.75% and 4.00% over each of the subsequent five one-year periods. The return on the deposit was fixed at above market rates at inception. If the bank exercises its right to prematurely repay the deposit, we may incur a lower rate of return when reinvesting the funds. In addition, we may be unable to access the funds before their maturity without reaching an appropriate agreement with the bank which most likely would entail compensating it for any losses incurred as a result of such a modification. There was no change in the market value of this deposit as of March 31, 2003.

On November 20, 2002, we made a $3.35 million callable inverse floating rate deposit that will mature on May 20, 2005. The deposit carried a fixed coupon rate at 2% per annum for the first six months and a floating rate thereafter. At the end of the first six months, the bank had the right to terminate the deposit in full and repay our money, which was not exercised. If for any reason we require access to these funds prior to maturity, we are required to fully reimburse the bank for its losses and indemnify it for the costs incurred as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position. There was no change in the mark value of this deposit as of March 31, 2003.

Our long-term debt consists of two term loans with an aggregate outstanding amount of $828,000 as of March 31, 2003 (including the current portion of long-term debt), provided by two banks to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 2.31% to 4.28% and mature in April 2004. All of such loans are payable in monthly installments which were approximately $78,000 as of March 31, 2003. The Hong Kong dollar is pegged to the U.S. dollar. As of March 31, 2003, we have an outstanding loan of $601,000 (or EURO 557,000) denominated in EURO. This loan will mature in April 2004. During fiscal 2003, the exchange rate for the U.S. dollar against the EURO had depreciated from $0.9307 per EURO to $1.0819 per EURO. Consequently, we have to pay more Hong Kong dollars for each monthly installment. However, due to the immaterial amount of the loan, we do not expect a continued increase in the value of the EURO will have a material impact on our financial position.

Our revolving credit facilities are with Standard Chartered Bank, Citibank, N.A. and Hongkong Bank with an aggregate facilities limit of approximately $28.4 million as of March 31, 2003, bearing interest at floating commercial bank lending rates in Hong Kong, which ranged from 6.0% to 6.125% per annum as of March 31, 2003. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time but was zero in March 2003. Our outstanding borrowings vary according to our seasonal working capital requirements. As of March 31, 2003, the amount utilized under our bank facilities was $1.1 million, including letters of credit amounting to $210,000 for the purchase of inventories.

We anticipate that cash from operating activities should be adequate to satisfy our capital requirements for at least the next two years. We have over the past several months considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

Our acquisition of Lite Array, Inc. was completed in May 2001. Total consideration for our investment in Lite Array was approximately $9.6 million, of which approximately $3.8 million was settled in cash and we took responsibility for paying the balance due on a license of $1.8 million. The remaining portion of the consideration was satisfied in exchange of convertible notes issued by Lite Array in fiscal 2001. Sometime after making our investment decision, as part of our analysis of the potential for Lite Array’s TFEL display business and its joint venture operation, we determined that the long-term prospects were limited. We decided to discontinue the production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. In fiscal 2003, we sold the TFEL business to the former management of Lite Array.

The balance due on the small molecule OLED license we assumed as a result of our acquisition of Lite Array has been paid in full as of December 31, 2002. Payments totaling $1.8 million were made on this license during fiscal 2003. Pursuant to the license arrangement, Lite Array must pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time by us after January 1, 2004.

On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited, entered into an agreement to sell Lite Array’s TFEL display business, including the interest that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China, to ViewPoint Flat Panel Display, Inc. a corporation in California, owned by the former management of Lite Array. During the transaction, the former management of Lite Array assigned a loan due to Global Lite Array outstanding as of the closing date. The loan amount was approximately $2.8 million. We have provided adequate provision for the loan due to Global Lite Array. There is no assurance that we could collect the loan if the former management of Lite Array cannot successfully derive profit from the TFEL business. After the sale of the TFEL business, we recorded its losses as losses from discontinued operations of approximately $11.0 million and $835,000 for fiscal years 2002 and 2003, respectively.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys US Corporation

(Opsys), a Delaware Corporation. We purchased their R&D experimental production equipment for small module OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We are currently in the process of arranging to remove and ship the equipment to our facility in Dongguan, China for re-installation and plan to operate the R&D line there in a new clean room currently under construction.

Inflation. From 1996 through June 2003, the rate of inflation in Hong Kong has ranged from approximately -8.1% to 6.6% per year (approximately –3.0% during 2002 and –2.2% for the first six months during 2003) and the average rate of inflation in China ranged from approximately -2.2% to 9.8% per year (approximately 0.8% during 2002). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials from outside China, inflation in China does not have a significant effect on our overall costs.

Currency and exchange rates. The functional currency of our Company is the Hong Kong dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are the respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. Currently, we have a long-term loan denominated in the EURO. During fiscal 2003, the value of the U.S. dollar had depreciated from $0.9037 per EURO to $1.0819 per EURO. However, we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions. See Note 3(l) of Notes to Consolidated Financial Statements.

C.	Research and development, patents and licenses, etc.

We spent approximately $1.8 million, $2.0 million and $1.8 million, respectively, on product design and development in each of fiscal 2003, 2002 and 2001. Subsequent to our acquisition of Lite Array, we incurred approximately $200,000 in design and development expenses in fiscal 2002. Since the acquisition of Lite Array, we have incurred approximately $140,000 on R&D expenditures for OLED displays. The expense was mainly attributable to the wages for the R&D staff. Over the next two fiscal years, we expect design and development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million per fiscal year for Lite Array and approximately $1.5 million for Global Display. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview—Product Design and Development and—Intellectual Property Rights.”

On October 18, 2002, we announced that our Lite Array subsidiary had acquired a license from Luxell Technologies Inc. of Toronto, Ontario, Canada to incorporate Luxell’s proprietary Black Layer® technology in the production of OLED displays. We believe this technology should further accelerate and support our recent announcement to concentrate Lite Array’s research and development efforts on OLED displays and our plans to install a pilot production line for developing and producing them.

Our primary objective in the OLED business is to be a low-cost producer of small molecule organic light emitting diodes (SMOLED) as a component supplier to the wireless equipment and electrical controls industries for use in products such as mobile phones and personal digital products. With the use of our OLED license to attract business partners in displays and electronics in Asia, we plan to develop a flexible process to manufacture small passive matrix OLEDs with minimal capital investment and also develop a process that will allow for simple ramp up to volume production at multi-sites if necessary.

In January, 2003, we entered into a product development and technology transfer agreement with Photonics System Inc., a Nevada corporation, to acquire certain technology, intellectual property rights and know-how in respect of flat-panel, high-definition plasma and LCD monitors and televisions of various types (including high definition) and sizes for various markets and industries. We agreed to pay the aggregate sum of $200,000 in four phases upon satisfaction of transfer of the information, materials and assistance contract. We paid $100,000 to date and have the right not to continue the project by discontinuing any further payment.

D.	Trend information.

See “Item 5.A—Operating and Financial Review and Prospects—Operating Results” and “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for discussion of the most significant recent trends in our business since the latest fiscal year.

E.	The application of critical accounting policies.

The Company believes the following critical accounting policies and estimates used in the preparation of its consolidated financial statements can affect its results. The policies set forth below require management’s most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

•	Valuation of property, plant and equipment. We assess impairment periodically for property, plant and equipment when events indicate that future operations will not produce sufficient revenue to cover the related future costs. Impairment losses are recognized when the sum of expected future net cash flow (undiscounted and without interest charges) are less than the carrying amount of the assets. Measurement of the impairment loss is based on the fair value of the assets. Effective April 1, 2002, we changed to the straight-line method of depreciation for machinery. We believe the new straight-line depreciation method more accurately reflects financial results over the useful lives of these assets. The effect of the change was not material to the fiscal year 2003 results of operations.

•	Impairment of intangible assets. An appraisal of the fair market value of the license for small molecule PM-OLED technology was performed by an independent appraisal company and this amount was used in our purchase accounting. Based upon the license value and our evaluation of the life of the technology before it is superceded, we determined that the license would be amortized over eight years. Each year we will evaluate whether there is any impairment in the carrying value based on an analysis of the business plan for the OLED display business and an undiscounted cash flow analysis.

•	Deferred tax valuation allowance. We account for income taxes under the provisions of SFAS No. 109. Deferred tax assets are recognized for losses carried forward but we provide a valuation allowance since we believe that these losses are more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

•	Inventory Reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the first-in first-out basis, comprises materials and, where applicable, direct labour and an appropriate proportion of production overhead expenditure. Obsolete and unmarketable inventories are adjusted to the estimated market value based upon assumptions of future demand and market conditions. If the actual market conditions are less favorable than those projected by management, additional inventory reserves might be necessary.

•	Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

F.	Contractual Obligations:

The following is a schedule showing our aggregate financial commitments as of March 31, 2003

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-Term Bank Loans (1)	$828,056	$512,046	$316,010	—	—
Capital Commitments (2)	$117,018	$117,018	—	—	—
Operating Lease Commitments (3)	$1,381,988	$408,198	$559,440	$414,350	—
Fee Payable for Land Use Rights	$273,003	$273,003	—	—	—
Total Contractual Obligations	$2,600,065	$1,310,265	$875,450	$414,350	—

(1)	Our long-term debt consists of two term loans with an aggregate outstanding amount of approximately $828,000 as of March 31, 2003 (including the current portion of long-term debt), provided by various banks to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 2.31% to 4.28% and mature in April 2004. All of such loans are payable in monthly installments which were approximately $78,000 as of March 31, 2003.
(2)	Our capital commitments were in respect of the purchase of property, plant and equipment.
(3)	We have various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2009.

Item 6. Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2003 are set forth below:

Name	Age	Position
Kwong Ho Sham	70	Chairman of the Board of Directors
John C.K. Sham (1)(2)	40	President, Chief Executive Officer and Director
Brian Yuen (1)(2)	47	Chief Executive Officer, Global-Tech USA, Inc. and Director
Peter C. McC. Howell (3)	53	Director
Sek Yiu Thomas Leung	50	Chief Operating Officer (Resigned on June 24, 2003)
Wing-On Lo	46	Director of Manufacturing Operations (Resigned on April 12, 2003)
Shun Chi Hui	62	Director (Resigned on March 25, 2003)
Wai Chun Hui	56	Director (Resigned on March 25, 2003)
Patrick Po-On Hui (3)	45	Director
Ken Ying-Keung Wong (3)	54	Director
Kin Shek Leung	40	Acting Chief Financial Officer

(1)	Member of the finance committee.
(2)	Member of the compensation committee. Mr. Sham resigned from being a member of the compensation committee effective from June 27, 2003. Mr. Howell has been nominated to replace Mr. Sham on the committee in fiscal 2004.
(3)	Member of the audit committee.

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

Wing-On Lo had been our Director of Manufacturing Operations with overall responsibility for the Dongguan manufacturing complex since September 1994. From 1990 to 1994, Mr. Lo served as Director of Operations for Eastern Mall Ltd., a manufacturing company of cameras and electronic products. Mr. Lo resigned on April 12, 2003.

Sek Yiu Thomas Leung was appointed as the Chief Operating Officer on February 12, 2003. Mr. Leung was responsible for coordinating our overall business activities and overseeing all functional groups to ensure operational efficiency and effectiveness. Prior to his joining with us, Mr. Leung had held various senior management positions at Elec & Eltek International Holding Co. Ltd., Digital Equipment Corporation, Compaq Computer Corporation, and Philips LCD Factory. Mr. Leung resigned on June 24, 2003 prior to the expiry of his probationary period.

Shun Chi Hui had served as a director of Global-Tech since November 1982. Ms. Hui is active in a variety of charitable activities in Hong Kong and China. Ms. Hui resigned as director on March 25, 2003.

Wai Chun Hui had served as a director of Global-Tech since December 1971. Ms. Hui participates in certain administrative functions and also is active in a variety of charitable activities in Hong Kong and China. Ms. Hui resigned on March 25, 2003.

Patrick Po-On Hui has served as a director of Global-Tech since March 2000. Mr. Hui is a practicing attorney who, since June 1988, has been a consultant to Robin Bridge & John Liu, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

Ken Ying-Keung Wong has served as a director of Global-Tech since June 2001. Dr. Wong is a medical doctor who, since 1995, has maintained a medical practice in Hong Kong. Dr. Wong previously practiced family medicine in Canada from 1977 to 1995.

Kin Shek Leung has been our Group Accounting Manager with overall responsibility for the group accounting and finance functions since August 1994. In January 2002, he was appointed to the role of acting Chief Financial Officer.

No family relationship exists among any of our directors and senior management, except for the following:

•	Kwong Ho Sham and John Sham are father and son;

•	Shun Chi Hui and John Sham are mother and son; and

•	Kwong Ho Sham and Wai Chun Hui are husband and wife.

No arrangement or understanding exists between any director or member of senior management and any other person pursuant to which any director or member of senior management was elected to such a position with us.

Senior officer and director changes

On February 12, 2003, we hired Thomas Leung to be Chief Operating Officer of the Company. Prior to his appointment, Wing-On Lo had effectively carried out many of the responsibilities that Mr. Leung undertook and consequently Mr. Lo decided to resign from the Company as his job responsibilities had diminished.

In Hong Kong all employees serve a probationary period (typically six months) before their employment contract and associated benefits vest. This probationary period allows both employer and employee to determine suitability under the real business environment. Both the Company and Mr. Leung determined that there was not a appropriate fit and thus Mr. Leung would leave prior to the expiration of his probationary period. A replacement, Mr. Norris Lam was hired effective August 11, 2003 as Chief Operating Officer.

In response to proposed NYSE regulations, the Board determined that the Company should have a majority of independent directors. Accordingly Shun Chi Hui and Wai Chun Hui, who were not independent, resigned prior to our fiscal year end and new independent directors will be nominated in this year’s proxy statement.

B.	Compensation.

The aggregate direct remuneration paid to all directors and senior management as a group (eleven persons) during fiscal 2003 was approximately $2.1 million. This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

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

•	the nomination of independent auditors for appointment by the board,

•	meeting with our independent auditors to review and approve the scope of their audit engagement,

•	meeting with our financial management and independent auditors to review matters relating to internal accounting controls,

•	review of our accounting practices and procedures and other matters relating to our financial condition, and

•	to report to the board periodically with respect to such matters.

The audit committee is currently comprised of Patrick Po-On Hui, Peter C. McC. Howell and Ken Ying-Keung Wong. Mr. Peter C. McC. Howell is the chairman of the audit committee.

On December 30, 2002, we announced that the Board of Directors had approved the appointment of Ernst & Young in Hong Kong as our independent auditors. Ernst & Young replaced PricewaterhouseCoopers in Hong Kong as our independent auditors for the fiscal year ending March 31, 2003. The appointment of Ernst & Young was based on the recommendation of the Audit Committee, which conducted a comprehensive review of alternatives regarding the firm that would conduct our independent audit. The decision to change auditors did not reflect any adverse position towards PricewaterhouseCoopers’ service to the Company. The appointment of Ernst & Young reflected that firm’s extensive experience in servicing companies similar to Global-Tech and the depth of resources that are available primarily in Hong Kong to service our account.

Compensation committee. Our board of directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2003, the compensation committee was comprised of John C.K. Sham and Brian Yuen. On June 27, 2003, Mr. Sham resigned as a committee member and Mr. Howell was nominated to replace him.

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

At March 31, 2001, 2002 and 2003, we employed 4,484, 2,955 and 2,698 persons, respectively, on a full-time basis. The significant decrease in total number of employees at March 31, 2003 was primarily due to natural attrition of staff in our Hong Kong office and decreased utilization of direct and indirect labor in our factory due to decreased sales during fiscal 2003. Of our employees at March 31, 2003, 57 were located in Hong Kong and 2,642 in China. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	1,865
Production management	285
Finance and administration	228
Receiving and warehousing	90
Quality control	126
Production engineering	58
Product design and development	29
Sales and marketing	10
Humans resources	7

2,698

Since our business is seasonal, the number of employees varies from time to time based on our needs. During peak production periods in fiscal 2003, we employed a maximum of approximately 3,500 persons. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

Our relationships with our employees in China are subject to the Labor Law of the People’s Republic of China which went into effect on January 1, 1995. The Labor Law regulates, among other things, the number of hours employees may work on a daily and weekly basis, provides allowances for legal holidays, regulates working conditions such as safety and hygiene and provides for various social welfare and employment benefits. We believe that we are in material compliance with such regulations. Availability of labor in the future may become an issue since demand for labor in Guangdong Province for unskilled manufacturing labor currently exceeds the supply.

E.	Share ownership.

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2003 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage
Wing Shing Holdings Company Limited(2)	7,555,189	62.2%
Kwong Ho Sham(3)	151,899	1.3
John C.K. Sham(3)(4)	493,590	4.1
Brian Yuen(5)	383,441	3.2
Peter C. McC. Howell(6)	230,397	1.9
All officers and directors as a group (8 persons)(7)	8,838,380	72.8%

(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)	Wing Shing Holdings owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 40% by John Sham and 10% by Wai Chun Hui. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 57% by John Sham and approximately 7% by Wai Chun Hui.
(3)	Does not include common shares owned by Wing Shing Holdings. See Note 2 above.
(4)	Includes 386,628 common shares issuable to John C.K. Sham within 60 days after June 30, 2003 upon exercise of options granted under our 1997 stock option plan.
(5)	Includes 327,235 common shares issuable to Brian Yuen within 60 days after June 30, 2003 upon exercise of options granted under our 1997 stock option plan. Excludes 5,900 shares owned by the wife and son of Mr. Yuen who declines any beneficial ownership in such shares.
(6)	Includes 211,397 common shares issuable to Peter C. McC. Howell within 60 days after June 30, 2003 upon exercise of options granted under our 1997 stock option plan.
(7)	Includes 7,555,189 common shares owned by Wing Shing Holdings Company and 949,124 common shares beneficially owned by or issuable to various officers and directors within 60 days after June 30, 2003 upon exercise of options granted under our 1997 stock option plan. Each of Patrick Po-On Hui, Ken Ying-Keung Wong and Kin Shek Leung own less than 1% of the issued and outstanding common shares

Our directors and senior management do not have different voting rights.

1997 stock option plan. Our 1997 stock option plan was adopted by our board of directors in September 1997. The plan provides for the grant of

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees, and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the board of directors, or a committee of outside directors appointed by the board, which determines

•	the terms of options, including the exercise price,

•	the number of common shares subject to the option,

•	and the terms and conditions of exercise.

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

The total number of common shares available for options under the plan is 1.6 million shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	In September 1997, 322,000 common shares to employees and a consultant with an exercise price of $14.50 per share;

•	In March 1998, 268,800 common shares to employees and consultants with an exercise price of $19.00 per share;

•	In August 1998, 250,000 common shares to two directors with an exercise price of $8.31 per share;

•	In April, May and December 1998, 33,000 common shares to two officers, employees and a consultant with an exercise price of $19.00 per share;

•	In April 1999, 50,000 common shares to a consultant, with 15,000 common shares with an exercise price of $4.75 per share and 35,000 common shares with an exercise price per share equal to the prevailing market price at the time of vesting;

•	In October 1999, 50,000 common shares to an officer with an exercise price of $5.00 per share;

•	In March 2000, 208,100 common shares to directors, employees and a consultant with an exercise prices ranging from $5.00 to $19.00 per share;

•	In October 2000, 2,500 common shares to a consultant with an exercise price of $5.75 per share;

•	In April 2000 and March 2001, 12,700 common shares to 10 employees with an exercise price of $6.25 per share;

•	In May 2001, 300,000 common shares to three directors with an exercise price of $4.75 per share; and

•	In June 2001, 12,000 common shares to one new director with an exercise price of $6.25 per share;

•	In November 2002, 9,400 common shares to an officer and employees with an exercise price of $4.55 per share.

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

1999 employee stock purchase plan. Our 1999 employee stock purchase plan was adopted by our board of directors in January 1999. The plan was approved by our stockholders at our annual meeting of stockholders in March 1999. The total number of common shares which may be granted under the plan is 180,000 common shares. Stock grants may be awarded under the plan to our employees, including officers and directors, and our non-employee directors and consultants in consideration for their service to us. As of March 31, 2003, we have granted, in the aggregate, net of forfeiture, 50,753 common shares under the plan.

The plan is administered by our board of directors, or a committee of our board of directors, which determines

•	the participants to be awarded stock grants,

•	the number of shares subject to each stock grant, or the formula pursuant to which such number will be determined,

•	the date of award and the vesting, and

•	expiration terms applicable to each stock grant.

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

Lite Array stock option plan. In conjunction with the acquisition of Lite Array on May 31, 2001, our subsidiary, Global Lite Array, established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of a subsidiary Global Lite Array and not of the company. Under this plan, the following options to purchase shares were granted on May 31, 2001:

•	445,000 options in Global Lite Array at an exercise price of $1.50 per share and 20,000 at an exercising price of $0.50 per share, issued in exchange for equivalent Lite Array options held by former employees of Lite Array, Inc. These options have a vesting period of three to four years beginning from the date of grant by Lite Array and expire five years from the date of grant by Lite Array.

•	1,295,000 options in Global Lite Array at an exercise price of $0.20 per share, issued to the president of Global Lite Array as consideration for entering into an employment contract. These options vest on May 31, 2003 and expire on May 31, 2006;

•	2,432,003 options in Global Lite Array at an exercise price of $0.20 per share, issued to employees of Global Lite Array, including the president. These options vest upon Global Lite Array achieving certain goals, which have not been met to date, and expire on May 31, 2006;

•	800,000 options in Global Lite Array at an exercise price of $0.34 per share, issued to four directors. These options have a vesting period of three years and expire ten years from the date of grant; and

•	2,000,000 options in Global Lite Array at an exercise price of $0.34 per share, were issuable to the president of Global Lite Array. These options would only be awarded and vest upon achieving certain specific goals at the company’s joint venture. Such goals were not achieved and the options expired as of November 30, 2001.

Of the options granted by Global Lite Array above, 110,000 at an exercise price of $1.50 and 110,000 at an exercise price of $0.20 were forfeited as of March 31, 2002.

•	In November 2002, 70,000 options at an exercise price of $0.34 were issued to two employees. These options have a vesting period of four years and expire ten years from the date of grant;

In September 2002, due to the sale of TFEL business, 3,542,003 options at an exercise price of $0.20 and 320,000 options at an exercise price of $1.50 have been cancelled. As of March 31, 2003, the following options are still outstanding under the Lite Array stock option plan:

•	15,000 options at an exercise price of $1.50, 20,000 options at an exercise price of $0.50, 70,000 options at an exercise price of $0.34 and 75,000 options at an exercise price of $0.20 to employees; and

•	800,000 options at an exercise price of $0.34 per share to four directors.

Item 7. Majority Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of August 31, 2003 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Wing Shing Holdings Company Limited(1)	7,555,189	62.2%
Heartland Advisors, Inc.(2)	1,750,900	14.4

(1)	Wing Shing Holdings owns 7,555,189 of the issued and outstanding common shares. The common share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 40% by John Sham and 10% by Wai Chun Hui. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 57% by John Sham and approximately 7% by Wai Chun Hui.

(2)	Based on a Schedule 13G/A, dated February 13, 2003, filed by Heartland Advisors, Inc. with the SEC. Heartland Advisors reported holding sole voting power over 404,900 shares and sole dispositive power over 1,750,900 shares.

In the last three years, none of the major shareholders listed in the table above has significantly changed its respective percentage ownership, except that Heartland Advisors, Inc. purchased a 10.6% beneficial ownership interest in us in September 2000. Also, a major shareholder disclosed in this table in our annual report for fiscal 2001, The Baupost Group, L.L.C., is no longer a shareholder. Our major shareholders have the same voting rights as all holders of our common shares.

As of August 31, 2003, approximately 33.13% of our outstanding common shares were held in the United States by 10 holders registered on the books of our transfer agent.

To the best of our knowledge, we are not subject to any arrangements the operation of which may at a subsequent date result in a change in control of Global-Tech.

B.	Related party transactions.

Lease Agreement with Wing Shing Products Company

We had leased approximately 26,500 square feet of space for our former executive offices from Wing Shing Products Company Limited, a company owned by the Sham family. The lease expired on March 31, 2002 and was renewed on April 17, 2002. The lease as renewed expires on March 31, 2005 and is terminable by Wing Shing Products upon not less than six months’ notice to us in the event that Wing Shing Products enters into a contract for the sale of the premises or decides to redevelop, demolish or rebuild the premises. Under the lease, we paid monthly rent of approximately $15,000. We believe the lease was on terms no less favorable than could have been received from unaffiliated third parties.

Effective from September 10, 2002, we relocated our executive offices to 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. Accordingly, the rent for the office space leased from Wing Shing Products Company Limited was reduced to $8,500 per month, as we continued to lease only certain portions of the building for use as a warehouse and research and development laboratory purpose.

On May 1, 2001, we entered into a 24-month lease agreement with Kenmore Assets Limited, a company owned by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,000. The rent is at fair market for such a property, which is used to accommodate business visitors from overseas. The lease can be terminated by us at any time.

We rent two company cars from Wing Shing Fat Investment Limited and one from Wing Shing Products Co Ltd. Both companies are owned by the Sham family. Monthly rentals for the three vehicles are approximately $3,500, which is the estimated fair value of rental or lease rate in Hong Kong for such vehicles.

Effective June 15, 2003, we entered into a 24-month lease for office space located on the 12th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited. The total office space is approximately 7,400 square feet. We leased this office for the product development group for our Global Display business. Annual rent for this space is approximately $51,000.

Loan to Spouse of an Executive Employee

In October 1998, we provided an unsecured loan of $1.0 million to a U.S. corporation wholly owned by the spouse of an executive employee of ours. The loan bears interest at a fixed annual rate of 7.0% and is repayable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. The loan plus accrued interest was approximately $1.3 million and $1.4 million, respectively, as of March 31, 2002 and 2003. We provided a reserve of approximately $499,000 and approximately $834,000, respectively, against the loan and the related interest receivable as of March 31, 2002 and 2003. The net amount of the loan was included in promissory note receivable on our consolidated balance sheet.

Loan to a Director

In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Such loan payments are forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us.

Our Policy Concerning Certain Transactions

All transactions with our executive officers and directors must be approved by a majority of our directors who are neither our officers nor employees. Furthermore, in order to comply with the Sarbanes-Oxley Act of 2002 recently enacted by the United States Congress, we will not enter into any further loan agreements with any director or executive officer or their respective affiliates or renew or modify any existing loan agreements with directors or executive officers or their respective affiliates.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information.

A.	Consolidated statements and other financial information.

Our consolidated financial statements have been audited by independent auditors in accordance with the auditing standards generally accepted in the United States. A consolidated balance sheet is presented for fiscal 2003 and 2002 along with a consolidated statement of operations, statement of cash flow and statement of change in shareholders’ equity which are presented for fiscal 2001, 2002 and 2003. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitutes all of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 28(a) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

On March 10, 1998, SEB, S.A. filed suit against Sunbeam Corporation in the U.S. District Court of New Jersey for patent infringement. SEB later amended its complaint to add us and one of our subsidiaries as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB, which covers certain features of deep fryers. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against us and our subsidiary for breach of our alleged obligation to indemnify Sunbeam against SEB’s patent infringement claims. We and our subsidiary moved to dismiss the complaints for lack of personal jurisdiction. The claim of SEB has been settled with Sunbeam, and dismissed against us and the subsidiary on jurisdictional grounds.

After dismissal of the action in New Jersey, SEB commenced an action on August 28, 1999 in the United States District Court for the Southern District of New York against us, one of our subsidiaries and Montgomery Ward, a customer, for infringement of SEB’s patent relating to a deep fryer. On December 15, 1999, the District Court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt based upon the sale of a modified deep fryer product by us. While that motion was pending, Montgomery Ward filed for protection under the Bankruptcy Act. The action has therefore been stayed as against Montgomery Ward. On March 20, 2001, the District Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. On June 12, 2001, the District Court denied SEB’s application for a contempt citation. After the completion of discovery, SEB moved to amend its complaint to add us, certain of our other subsidiaries and John C.K. Sham as additional defendants. The subsidiary opposed the motion. The District Court, in an opinion dated September 30, 2002, denied SEB’s motion to amend to add additional defendants and denied our motion to dismiss for lack of personal jurisdiction. We have moved on December 3, 2002, for summary judgment on liability on the ground that neither we nor our subsidiary engaged in any conduct that infringed the patent and for summary judgment on the claim for lost profits. The Court has not yet ruled on these motions.

On December 15, 1999, a subsidiary of ours asserted counterclaims against Sunbeam in connection with a product supply agreement. Sunbeam moved to dismiss certain claims and the subsidiary opposed the motion. The Court did not resolve the motion. The parties began taking discovery. Sunbeam also moved before the Judicial Panel on Multi-District Litigation to consolidate the action with a group of securities-related actions asserted against Sunbeam pending in the Southern District of Florida. The subsidiary opposed the motion. The Panel denied Sunbeam’s motion. This case had been stayed as a result of the bankruptcy filing of Sunbeam on February 6, 2001. The Bankruptcy Court subsequently lifted the stay and allowed the action to continue. Sunbeam then moved to transfer the action and for summary judgment. By Court order dated May 23, 2002, Sunbeam’s transfer motion was and the action was transferred to the District Court for the Southern District of Florida. The Court also denied our motion to dismiss for lack of personal jurisdiction. The Court did not resolve Sunbeam’s motion for summary judgment. Sunbeam renewed its motion for summary judgment in the District Court. The District Court granted the motion insofar as it related to the claims of fraud in the inducement, but the denied motion with respect to the claims for breach of contract. In addition, the District Court determined that Sunbeam was entitled to summary judgment on liability, but not damages, on its claim claims for indemnity with respect to the deep fryer and the food steamer. Sunbeam claims to have paid SEB $2 million to settle SEB’s claims of patent infringement. The action will continue. Trial is scheduled for January 12, 2004.

On February 9, 2001, a subsidiary of ours commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. for infringement of U.S. Patent No. Des. 348,585. On February 23, 2001, Sunbeam commenced an adversary proceeding against the subsidiary in the United States Bankruptcy Court for the Southern District of New York asserting that it owned the Design Patent or had a permanent license for it. Upon the application of Sunbeam, by order dated February 26, 2001, the Bankruptcy Court extended the automatic stay resulting from Sunbeam’s filing to prevent the subsidiary from continuing its claim against Simatelex pending further order of the Bankruptcy Court. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent. The parties engaged in discovery. The parties concluded a bench trial in the Bankruptcy Court on January 31, 2002. By opinion dated June 3, 2003, the Court ruled against Sunbeam on its claims for a declaratory judgment and in favor of our subsidiary on its claims for design patent infringement. The Court further ruled, however, that our subsidiary was entitled to recover Sunbeam’s profits from the sale of infringing coffeemakers only for the time period after the filing of the complaint on February 9, 2001. In addition, on June 17, 2003, the Court entered and injunction restraining Sunbeam from further infringements of the design patent. The Court has scheduled a hearing on October 1, 2003, to determine the amount of Sunbeam’s profits that our subsidiary should recover as a result of the infringement. Sunbeam has appealed the June 3, 2003, decision to the United States District Court of the Southern District of New York. The Court has also indicated that on October 1, 2003, it will also consider the issue of whether the March 7, 2003 order should be lifted to allow our subsidiary to pursue it claim against Simatelex.

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

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2001, 2002 and 2003 were provision for legal fees of approximately $703,000, $150,000 and $140,000 in relation to certain of the above cases.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys US Corporation (Opsys), a Delaware Corporation. We purchased their R&D experimental production equipment for small module OLED displays for $1.0 million. Concurrent with the purchase of the Equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the Equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys business location. We are currently in the process of arranging to remove and to ship the equipment to our facility in Dongguan, China for re-installation and plan to operate the R&D line there in a new clean room currently under construction.

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

Our common shares began trading on the New York Stock Exchange, or NYSE, under the symbol “GAI” on April 8, 1998. The following table lists the high and low market prices on the NYSE for the periods indicated.

	High	Low
Fiscal 1999:
Annual (since April 8, 1998)	$21.63	$3.88

Fiscal 2000:
Annual	7.06	3.88

Fiscal 2001:
Annual	6.88	3.25

Fiscal 2002:
First Quarter	5.20	4.60
Second Quarter	6.35	4.60
Third Quarter	5.49	4.59
Fourth Quarter	5.20	4.55
Annual	6.35	4.55

Fiscal 2003:
First Quarter	5.00	4.60
Second Quarter	4.93	4.15
Third Quarter	4.77	3.87
Fourth Quarter	5.20	4.43

Annual	5.20	3.87

Fiscal 2004:
March 2003	4.81	4.43
April 2003	4.90	4.50
May 2003	5.35	4.60
June 2003	5.90	4.70
July 2003	8.45	5.00
August 2003	7.43	5.60

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

Dividend rights. Subject to the preferential and other dividend rights of any outstanding series of preference shares, holders of our common shares will be entitled to equal dividends per share when, as and if declared by our board of directors. The board may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as they may determine. Dividends may only be declared and paid out of surplus. See “Item 8.A—Consolidated Statements and Other Financial Information—Dividend Policy.” According to our articles of association, all dividends that remain unclaimed for a period of three years after their declaration may be forfeited by our board of directors for our benefit.

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

Other provisions. We have no provisions in either our memorandum or articles of association for redemption or sinking fund provisions, or providing that any shareholder has a right to share in our profits. Our common shares are not subject to further capital calls by us. We have no provisions in our memorandum or articles of association that discriminate against any existing or prospective holder of our common shares as a result of the existing or prospective holder’s owning a substantial number of our common shares.

Changes to Rights of Shareholders

Under our memorandum and articles of association and British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of directors or a resolution of members. This includes amendments

•	increasing or reducing our authorized capital,

•	authorizing the issuance of different classes of shares, including preference shares, and

•	increasing or reducing the par value of our shares.

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

Under British Virgin Islands law, unless otherwise provided by a company’s memorandum or articles of association, the directors may call meetings of shareholders at any time. Our articles of association require the directors to call meetings upon a written request from shareholders holding 10% or more of the outstanding voting shares.

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

Differences from United States Law

In general, the laws of the British Virgin Islands governing the provisions of our memorandum and articles of association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to the holding of an annual meeting for our shareholders and the amendment of our memorandum of association. We are not required by the laws of the British Virgin Islands to hold an annual meeting for our shareholders but we would be required to hold an annual meeting if we were incorporated under Delaware law. If we choose not to hold an annual meeting, then the ability of our shareholders to submit and vote on proposals would be significantly less than that of shareholders in U.S. companies incorporated in Delaware. In addition, our board of directors may amend our memorandum of association under certain circumstances without shareholder approval, whereas Delaware law requires shareholders to approve any amendments to a Delaware corporation’s certificate of incorporation.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

This section summarizes the material U.S. federal income tax consequences to holders of our common shares as of the date of this annual report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law, or the possible application of U.S. federal estate, gift or excise tax. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax; or

•	a person that owns, or is treated as owning, 10% or more of our common shares.

The discussion is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis.

The discussion does not cover tax consequences that depend upon your particular tax circumstances. We recommend that you consult your tax advisor about the consequences of your holding our common shares in your particular situation.

For purposes of the discussion below, you are a “U.S. holder” if you are a beneficial owner of our common shares who or which is:

•	an individual U.S. citizen or resident alien (as specifically defined for tax purposes);

•	a corporation, or entity taxable as a corporation, that was created under U.S. law (federal or state);

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (a) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) if it has a valid election in effect under applicable treasury regulations to be treated as a United States person.

If you are not a U.S. holder, you are a “Non-U.S. holder,” and the discussion below titled “Tax Consequences to Non-U.S. Holders” will apply to you.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your tax advisor.

Tax Consequences to U.S. Holders

Distributions. We typically retain all earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. If distributions are made, however, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. To the extent any distribution exceeds our accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See “Sale or Other Disposition of Common Shares” below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us. Dividends paid with respect to our common shares will generally be treated as foreign source “passive income” or, in the case of certain types of financial institutions, “financial services income,” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Sale or other disposition of common shares. Generally speaking, in connection with the sale or other taxable disposition of our common shares:

•	you will recognize gain or loss equal to the difference (if any) between:

•	the amount realized on such sale or other taxable disposition, and

•	your adjusted tax basis in such common shares;

•	any gain or loss will be a capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	any gain or loss will generally be treated as having a U.S. source for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

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

If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale or other disposition of common shares. If you are a Non-U.S. holder, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

•	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual Non-U.S. holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. Unless we are notified by the IRS, you will not be subject to “backup” withholding of U.S. federal income tax at a rate of 28% provided that:

•	you are a corporation or other exempt recipient; or

•	you provide a taxpayer identification number (which, in the case of an individual, is his or her taxpayer identification number) and certify that no loss of exemption from backup withholding has occurred.

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to the impact of interest rate changes, foreign currency fluctuations and the potential interruption of our supply of plastic resin caused by changes in natural gas and crude oil prices. We have not entered into interest rate or foreign currency transactions for speculative purposes or otherwise.

We sell a majority of our products in U.S. dollars and pay for our materials and components in U.S. dollars, Hong Kong dollars and Chinese Renminbi. We pay labour and overhead expenses in Renminbi, Hong Kong dollars and U.S dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong Government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong. Consequently, the Company has not experienced any currency exchange risk exposure in the past. This could change in the future if those in Hong Kong who are proposing a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar.

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollars and U.S. dollars has been stable. We believe our most significant foreign exchange risk results from our operation in China. Labor and other overhead expenses in our Chinese factory incurred in Renminbi were approximately 13.9% of our net sales in fiscal 2002 and 2003. The Chinese government is currently under pressure to appreciate the Renminbi. We believe any appreciation of Renminbi would result in an increase in our operating costs in China. Our foreign currency exposure was immaterial at March 31, 2003.

Our primary interest rate risk exposure results from floating rate debt. At March 31, 2003, all of our long-term debt consisted of floating rate debt. As of March 31, 2003, our-long term debt consists of two term loans with an aggregate outstanding amount of $828,000, that bear interest rates per annum currently ranging from 2.31% to

4.28% and mature in April 2004 as compared to five term loans with an aggregate outstanding amount of $986,000 with annual interest rate ranging from 2.75% to 8.5% and mature on various dates through the year 2004 as of March 31, 2002. All such loans are payable in monthly installments which were approximately $78,000 and $89,000 as of March 31, 2003 and 2002, respectively. If interest rates were to increase 100 basis points (1%) from the rates as of March 31, 2003, and assuming no changes in long-term debt from the March 31, 2003 levels, the additional annual expense to us would be immaterial to our results of operations. We currently do not hedge our exposure to floating interest rate risk.

When we purchase plastic injection machines or other sophisticated equipment from Japanese corporations such purchases are usually made in Yen. On March 20, 2003, we paid $5.0 million to buy approximately 600 million Japanese Yen and placed it in a Japanese Yen savings deposit bearing interest at 0.001%. As of March 31, 2003, due to foreign currency exchange rate fluctuation, this Japanese Yen deposit was valued at approximately $4.98 million in U.S. dollars. In June 2003, we sold the 600 million Japanese Yen for $5.18 million and recorded a gain of $185,600.

As of March 31, 2003, we had approximately $8.5 million invested in various long-term bonds. Theses bonds carry a range of coupon rates from 3.25% to 10.295% and mature at various dates through October 20, 2010. The change in fair market value of these bonds, as of March 31, 2003, was immaterial. While these investments are highly liquid, their fair market values will fluctuate with changes in market interest rates.

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase product pricing in order to respond to plastic resin price increases. Since plastic resin is a by-product of petroleum, the price is subject to many factors, such as the international supply and demand and political stability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these price increases on to our customers. Our total purchase of plastic resins in fiscal 2002 and fiscal 2003 were $9.2 million and $9.4 million. If plastic resins prices in fiscal 2004 were to increase on an average of 10.0% from March 31, 2003 prices, and assuming we use the same amount of plastic resins as during fiscal 2003, the additional annual expense to us in fiscal 2004 would be approximately $940,000.

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

Use of Proceeds

On April 7, 1998, the SEC declared effective our Registration Statement on Form F-1, File No. 333-8462, for the registration of 4,830,000 common shares in our initial public offering. Net proceeds from the initial public offering were approximately $81.0 million. As of September 2003, we had used the net proceeds of the offering as follows: approximately $16.5 million for a payment of a dividend; $9.8 million for the acquisition of a majority interest in Lite Array; $6.6 million for the expansion of the Dongguan facility and the purchase of fuel energy saving equipment; $2.0 million for the purchase of machinery, tooling and equipment; and $10.4 million for the repayment of indebtedness as reported in prior filings. We plan to finance our existing business and new projects from the cash generated from are operating, financing and investing activities. We intend to maintain the remaining balance from the proceeds for potential business exploration. A majority of the remaining balance continues to remain in temporary investments, including short-term marketable securities, U.S. dollar denominated interest-bearing savings accounts and a money market fund.

Item 15. Controls and Procedures

The Company maintains a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this report, as well as to safeguard assets from unauthorized use or disposition. The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures under supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this report. Based upon that evaluation, the Company’s Chief Executive officer and Acting Chief Financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company’s periodic Securities and Exchange Commission filings. No significant changes were made to the Company’s internal controls or other factors that could significantly affect these controls subsequent to the date of evaluation.

Item 16. [Reserved]

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See pages F-1 through F-34 incorporated herein by reference.

Item 19. Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 26, 2003

GLOBAL-TECH APPLIANCES INC.

By:	/s/ John C.K. Sham
John C.K. Sham President and Chief Executive Officer

Global-Tech Appliances Inc.

MARCH 31, 2003

GLOBAL-TECH APPLIANCES INC.

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Global-Tech Appliances Inc.:

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. (a company incorporated in the British Virgin Islands; “Global-Tech”) and Subsidiaries (“the Company”) as of 31st March 2002, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year ended 31st March 2002. These accounts are the responsibility of the Company’s management. Our responsibility is to express an opinion on these accounts based on our audit. The financial statements of the Company as of 31st March 2001 and for year ended 31st March 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated 17th July 2001.

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

PricewaterhouseCoopers

Hong Kong

31st August, 2002, except for the effects of the restatement detailed in notes 21, 22 and 28, for which the date is 9th July, 2003.

REPORT OF THE INDEPENDENT AUDITORS

The Board of Directors and Shareholders of

Global-Tech Appliances Inc.

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. and subsidiaries as of March 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Appliances Inc. and subsidiaries at March 31, 2003, and the consolidated results of their operations and their cash flows for the fiscal year ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young

Hong Kong

July 3, 2003

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2002 AND 2003

	2002	2003
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	48,589,117	21,514,277
Restricted cash	—	831,803
Short-term investments	8,678,356	41,401,256
Accounts receivable, net	12,318,211	10,247,140
Deposits, prepayments and other assets	2,157,819	2,681,084
Inventories	9,646,333	7,507,110

Total current assets	81,389,836	84,182,670

Loan to a director	305,653	228,232
Property, plant and equipment	34,198,452	32,648,982
Land use rights	2,002,137	1,937,544
License	4,317,001	3,592,420
Patents	285,618	241,988
Promissory note receivable	774,602	716,380

Total assets	123,273,299	123,548,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	75,533	—
Current portion of long-term bank loans	714,643	512,046
Accounts payable	6,237,968	5,153,300
Amount due to a director	180,000	—
Fees payable for license	1,800,000	—
Fees payable for land use rights	274,871	273,003
Salaries and allowances payable	541,822	585,293
Accrued expenses	2,003,890	1,576,200
Investment in a joint venture	246,198	—
Income tax payable	4,384,289	3,726,645

Total current liabilities	16,459,214	11,826,487
Long-term bank loans	271,539	316,010
Deferred tax liabilities, net	42,810	64,400

	314,349	380,410

Total liabilities	16,773,563	12,206,897

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 shares issued as of March 31, 2002 and March 31, 2003	128,300	128,300
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	81,753,145	81,753,145
Retained earnings	29,415,443	34,682,164
Accumulated other comprehensive deficit	(197,025)	(622,163)
Less: Treasury stock, at cost, 689,147 shares as of March 31, 2002 and March 31, 2003	(4,600,127)	(4,600,127)

Total shareholders’ equity	106,499,736	111,341,319

Total liabilities and shareholders’ equity	123,273,299	123,548,216

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	2001	2002	2003
	US$	US$	US$
Net sales	108,378,912	85,115,259	75,058,017
Cost of goods sold	(85,563,357)	(65,086,105)	(54,729,836)

Gross profit	22,815,555	20,029,154	20,328,181
Selling, general and administrative expenses	(15,927,158)	(14,717,163)	(15,297,908)
Write-off of inventory and tooling	(4,991,407)	—	—
Loss on cessation of a product line	(2,523,293)	—	—

Operating income (loss)	(626,303)	5,311,991	5,030,273
Interest expense	(269,297)	(125,950)	(56,550)
Interest income	3,729,455	1,983,763	1,240,648
Other income, net	448,618	646,868	483,016

Income from continuing operations before income taxes	3,282,473	7,816,672	6,697,387
Provision for income taxes	(513,147)	(1,416,716)	(624,230)

Income from continuing operations	2,769,326	6,399,956	6,073,157

Discontinued operations:
Loss from operations of discontinued thin film electro luminescent (“TFEL”) display business, net of applicable tax of nil for 2002 and 2003	—	(10,992,846)	(835,446)
Gain on disposal of TFEL business, net of applicable tax of nil	—	—	29,010

Loss on discontinued operations	—	(10,992,846)	(806,436)

Net income (loss) before minority interests	2,769,326	(4,592,890)	5,266,721

Minority interests	—	1,570,273	—

Net income (loss)	2,769,326	(3,022,617)	5,266,721

Basic and diluted earnings (loss) per common share	0.23	(0.25)	0.43

Basic and diluted weighted average number of shares outstanding	12,134,846	12,139,564	12,140,853

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive deficit	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2000	12,830,000	(703,899)	128,300	81,661,840	46,237,343	(4,757,502)	(363,734)	122,906,247
Net income	—	—	—	—	2,769,326	—	—	2,769,326
Other comprehensive income –
• unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	(186,523)	(186,523)

Total comprehensive income								2,582,803
Issuance of treasury stock	—	11,252	—	—	—	120,037	—	120,037
Loss on issuance of treasury stock	—	—	—	—	(54,605)	—	—	(54,605)
Dividend declared and paid	—	—	—	—	(16,495,418)	—	—	(16,495,418)

Balance as of March 31, 2001	12,830,000	(692,647)	128,300	81,661,840	32,456,646	(4,637,465)	(550,257)	109,059,064
Net loss	—	—	—	—	(3,022,617)	—	—	(3,022,617)
Other comprehensive income—
• unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	(178,918)	(178,918)
• reclassification adjustment for loss included in net income	—	—	—	—	—	—	532,150	532,150

Total comprehensive loss								(2,669,385)
Issuance of treasury stock	—	3,500	—	—	—	37,338	—	37,338
Issuance of stock options to counter party other than employees	—	—	—	91,305	—	—	—	91,305
Loss on issuance of treasury stock	—	—	—	—	(18,586)	—	—	(18,586)

Balance as of March 31, 2002	12,830,000	(689,147)	128,300	81,753,145	29,415,443	(4,600,127)	(197,025)	106,499,736
Net income	—	—	—	—	5,266,721	—	—	5,266,721
Other comprehensive income—
• unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	298,656	298,656
• reclassification adjustment for gain included in net income	—	—	—	—	—	—	1,288	1,288
• foreign currency translation adjustments	—	—	—	—	—	—	(725,082)	(725,082)

Total comprehensive income								4,841,583

Balance as of March 31, 2003	12,830,000	(689,147)	128,300	81,753,145	34,682,164	(4,600,127)	(622,163)	111,341,319

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	2001	2002	2003
	US$	US$	US$
Cash flows from operating activities:

Net income (loss) before minority interests	2,769,326	(4,592,890)	5,266,721
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	1,292	912,606	868,085
Depreciation	4,323,028	4,541,452	4,326,955
Loss on disposal of property, plant and equipment	733,193	—	—
Write-off of property, plant and equipment	—	—	163,312
Share of loss of a joint venture	—	5,236,684	—
Realized gain on disposal of short-term investments	(12,738)	(88,679)	—
Gain on disposal of TFEL business	—	—	(29,010)
Provision for impairment of property, plant and equipment	—	258,233	—
Write-off of goodwill	—	3,611,472	—
Issuance of stock options in lieu of consultancy fee	—	91,305	—
Provision for income taxes	513,147	1,416,716	624,230
Change in operating assets and liabilities:
Accounts receivable, net	(2,222,164)	(2,928,579)	1,954,483
Deposits, prepayments and other assets	(5,731,017)	396,758	(558,772)
Inventories	3,261,821	5,251,794	2,139,223
Prepayment of land use right	114,841	51,337	—
Promissory note receivable	(64,684)	188,398	58,222
Accounts payable	5,280,913	(7,769,245)	(1,084,668)
Fees payable for license	—	—	(1,800,000)
Fees payable for land use rights	(120,230)	16,983	—
Salaries and allowances payable	468,844	(386,371)	43,471
Accrued expenses	465,631	(2,093,991)	(353,170)
Tax paid	(4,378)	(3,518)	(1,230,199)

Net cash provided by operating activities	9,776,825	4,110,465	10,388,883

(To be continued)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2001, 2002 AND 2003 (continued)

	2001	2002	2003
	US$	US$	US$
Cash flows from investing activities:

Proceeds from disposal of property, plant and equipment	180,092	—	—
Proceeds from disposal of short-term investments	51,277,779	33,918,955	32,365,071
Proceeds from disposal of TFEL business	—	—	96,153
Purchase of license	—	(800,000)	—
Purchase of patents	—	(271,300)	—
Purchase of short-term investments	(62,394,272)	(10,934,468)	(64,951,111)
Loans granted to Lite Array prior to acquisition	—	(2,000,000)	—
Purchases of property, plant and equipment	(5,535,837)	(1,991,086)	(3,482,323)
Additions to construction-in-progress	(1,683,714)	—	—
Decrease in loan to a director	77,103	78,461	76,667
Increase (decrease) in amount due to a director	—	180,000	(170,058)
Increase in loans to a joint venture	—	(1,483,495)	—
Increase in investment in a joint venture	—	—	9,368
Net cash inflow in respect of the acquisition of subsidiaries	—	1,150,269	—
Increase in restricted cash	—	—	(831,803)

Net cash provided by (used in) investing activities	(18,078,849)	17,847,336	(36,888,036)

Cash flows from financing activities:

Issuance of treasury stock to consultants	65,432	18,752	—
Repayment of short-term bank borrowings	(1,895)	(816,472)	—
Increase in long-term bank loans	645,977	—	686,903
Repayment of long-term bank loans	(1,070,256)	(1,060,076)	(935,129)
Dividend paid	(16,495,418)	—	—

Net cash used in financing activities	(16,856,160)	(1,857,796)	(248,226)

Net increase (decrease) in cash and cash equivalents	(25,158,184)	20,100,005	(26,747,379)

Cash and cash equivalents at beginning of fiscal year	53,647,296	28,489,112	48,589,117
Effect of foreign exchange rate changes on cash	—	—	(327,461)

Cash and cash equivalents at end of fiscal year	28,489,112	48,589,117	21,514,277

Supplemental disclosure information:
Cash paid for interest expense	269,297	125,950	56,660
Cash paid for tax expense	4,378	3,518	1,259,993

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and principal activities

Global-Tech Appliances Inc. (“Global-Tech”), was incorporated in the British Virgin Islands and is an investment holding company. Global-Tech and its subsidiaries are hereinafter collectively referred to as the “Company”. The Company is a designer and manufacturer of a wide range of small household appliances. The Company’s manufacturing operation is located in Dongguan, the People’s Republic of China (“China”). The Company’s products are sold to the customers primarily in the United States and Europe.

The common stock of Global-Tech is listed on the New York Stock Exchange under the symbol “GAI”.

2	Subsidiaries

Details of Global-Tech’s principal subsidiaries as of March 31, 2003 were as follows:

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
Kwong Lee Shun Trading Company Limited	Hong Kong	100%	Provision of management services

Pentalpha Enterprises Limited	Hong Kong	100%	Trading of raw materials and household appliance products

Pentalpha Hong Kong Limited	Hong Kong	100%	Trading of raw materials and household appliance products

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	China	100%	Manufacturing of household appliance products

Wing Shing Products (BVI) Company Limited	British Virgin Islands	100%	Trading of household appliance products

Wing Shing Overseas Limited	British Virgin Islands	100%	Trading of raw materials and household appliance products

Global-Tech USA, Inc.	United States	100%	Provision of investment - related services

Pentalpha Macau Commercial Offshore Limited (“PMA”)	Macau	100%	Trading of household appliance products

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Subsidiaries (continued)

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
Global Lite Array (BVI) Limited (“GLA”)	British Virgin Islands	76.75%	Investment holding

Lite Array (BVI) Company Limited	British Virgin Islands	76.75%	Trading of raw materials and organic solid state flat-panel displays

Lite Array, Inc. (“LA”)	United States	76.75%	Research and development of organic solid state flat-panel displays

3	Summary of significant accounting policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(b)	Subsidiaries

Subsidiaries include those majority-owned and controlled domestic and foreign subsidiaries. Majority-ownership represents more than 50% of the issued voting capital.

(c)	Joint venture

A joint venture is an entity established between the Company and one or more other parties, with the rights and obligations to the joint venture partners governed by a contract. The joint venture was accounted for under the equity method of accounting.

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

The Company accounts for investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115: “Accounting for Certain Investments in Debt and Equity Securities”. All of the Company’s marketable debt and equity investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, recorded in shareholders’ equity as a component of other comprehensive income. The cost of securities sold is based on the specific identification method. Realized gains or losses and other-than-temporary declines in value, if any, are reported in the current period in the statements of operations.

(g)	Inventories

Inventories are stated at the lower of cost or market value. Cost, calculated on the first-in first-out basis, comprises materials and, where applicable, direct labor and an appropriate proportion of production overhead expenditure.

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains or losses on disposal are reflected in current operations. Depreciation is calculated on a straight-line basis at annual rates estimated to write off the cost of each asset over its expected useful life. The annual rates are as follows:

Annual rate
Leasehold improvements and buildings	Over the remaining lease term
Plant	4.5%
Machinery	10%
Moulds	20%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

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

Effective April 1, 2002, the Company adopted the straight-line method of depreciation for its machinery. The Company believes the new straight-line depreciation method will more accurately reflect its financial results over the useful lives of these assets. The effect of the change was not material to the fiscal year 2003 financial results of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(i)	Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net tangible and identifiable assets of acquired business. Effective April 1, 2002, the Company adopted SFAS No. 142: “Goodwill and Other Intangible Assets”. In accordance with SFAS No. 142, the Company ceased amortizing goodwill and performed a transitional test of its goodwill as of April 1, 2002. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. Prior to April 1, 2002, goodwill was amortized to expense on a straight-line basis over a period of 10 years. The company wrote off the goodwill balance in 2002.

Intangible assets represent license and patents. Intangible assets are carried at cost less accumulated amortization. Intangible assets with a definite useful life will continue to be amortized using the straight-line method over the estimated lives of the assets. The license for Organic Light Emitting Diode (“OLED”) technology was recorded at a fair value upon acquisition of LA. The license is being amortized on a straight-line basis over the expected future economic life of 8 years starting from the date of acquisition. Patents are stated at historical cost and are amortized on a straight-line basis over the expected future economic lives ranging from 11 to 20 years.

(j)	Sales and revenue recognition

The Company recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 101: “Revenue Recognition” which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Sales represent the gross invoiced sales, net of discounts and returns, and are recognized when goods are shipped and title has passed.

Deposits or advance payments from customers prior to delivery and passage of title of merchandise are recorded as a receipt in advance.

(k)	Advertising costs

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to expense as incurred.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(l)	Foreign currencies

The functional currency of the Company is the Hong Kong Dollar. The functional currencies of the Company’s subsidiaries in the locations outside Hong Kong are the respective local currencies.

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

(m)	Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to the statement of operations on a straight-line basis over the period of the relevant leases.

(n)	Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109: “Accounting for Income Taxes” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all temporary differences between the tax and financial statement bases of assets and liabilities. Deferred tax assets are also recognized for loss carry forwards. Valuation allowances are established to the extent that deferred assets will more likely than not go unrealized.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(o)	Stock-based compensation

The Company applies the intrinsic-value-based method prescribed in Accounting Principles Board (“APB”) Opinion No. 25: “Accounting for Stock Issued to Employees” in accounting for employee stock options. Accordingly, compensation expense is generally recognized only when options are granted with a discounted exercise price. Any resulting compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

The Company has adopted the disclosure-only provisions of SFAS No. 123. The Company has determined pro forma net earnings and earnings per share information as if the fair value method described in SFAS No.123: “Accounting for Stock Based Compensation” had been applied to its employee stock-based compensation. The pro forma effect on net earnings and earnings per share for the fiscal years ended March 31, 2001, 2002 and 2003 is as follows:

	Year Ended March 31,
	2001	2002	2003
	US$	US$	US$
Net income (loss), as reported	2,769,326	(3,002,617)	5,266,721

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,165,762)	(18,727)	(138,540)

Pro forma net income (loss)	603,564	(3,021,344)	5,128,181

Earnings (loss) per share (cents)
Basic—as reported	0.23	(0.25)	0.43
Basic—as pro forma	0.05	(0.25)	0.42

Diluted—as reported	0.23	(0.25)	0.43
Diluted—as pro forma	0.05	(0.25)	0.42

The Company accounts for stock options granted to a counter party other than an employee in accordance with EITF Issue No. 96-18: “Accounting for Equity Instruments That Are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Fair value of the equity instruments is recognized on the measurement date. Measurement date is the date at which (i) a commitment for performance by the counterpart to earn the equity instruments is reached or (ii) the counter party’s performance is complete.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(p)	Treasury stock

The Company accounts for the acquired shares of its own capital stock (“treasury stock”) in accordance with Accounting Research Bulletin (“ARB”) No. 43, Chapter 1B and APB Opinion No. 6. The cost of the acquired treasury stock is shown as a deduction from capital. When the treasury stock is reissued, an excess of purchase price over par or stated value is allocated between additional paid-in capital and retained earnings. Gains on sales of treasury stock not previously accounted for as constructively reissued are credited to additional paid-in capital while losses are charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise to retained earnings.

(q)	Comprehensive income

The Company has adopted SFAS No. 130: “Reporting Comprehensive Income” which establishes guidance for the reporting and display of comprehensive income and its components. The purpose of reporting comprehensive income is to report a measure of all changes in equity that resulted from recognized transactions and other economic events of the period other than transactions with shareholders. The accumulated other comprehensive deficit included in the consolidated balance sheets consists of unrealized gains/losses on marketable securities and cumulative translation adjustments as of the end of each year.

(r)	Loss contingencies

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

(s)	New Statements of Financial Accounting Standards

In November 2002, the EITF reached a consensus on Issue No. 00-21: “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect EITF 00-21 to have a material effect on its results of operations or financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”): “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. The

Company does not expect the adoption of FIN 45 will have an impact on its results of operations or financial condition.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(s)	New Statements of Financial Accounting Standards (continued)

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”): “Consolidation of Variable Interest Entities”, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

In April 2003, the FASB issued SFAS No. 149: “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 amends SFAS No. 133 as a result of decisions previously made as part of the Derivatives Implementation Groups decision which are already effective and should continue to be applied in accordance with their prior respective effective dates. The Company does not expect the adoption to have a material effect on its results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150: “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer’s own shares that are not within the scope of SFAS No. 150 remain subject to existing guidance. SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of that beginning of the first interim financial reporting period beginning after June 15, 2003. The Company does not expect that adoption will have a material effect on its results of operations or financial condition.

4	Cash and cash equivalents

	2002	2003
	US$	US$
Cash on hand and in bank	11,291,873	18,134,514

Money market fund	37,297,244	3,379,763

	48,589,117	21,514,277

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	Restricted cash

At March 31, 2003, cash of US$831,803 (2002: Nil) was pledged for banking facilities.

6	Short-term investments

The following is a summary of investment securities as of March 31, 2002 and 2003:

	Amortized Cost	Unrealized Gains (Losses)	Fair Value
	US$	US$	US$
March 31, 2002
Available-for-sale securities:
Equity securities	3,145	—	3,145
Debt securities	8,872,236	(197,025)	8,675,211

	8,875,381	(197,025)	8,678,356

March 31, 2003
Available-for-sale securities:
Treasury bills	32,820,957	78,303	32,899,260
Equity securities	3,124	—	3,124
Debt securities	8,474,256	24,616	8,498,872

	41,298,337	102,919	41,401,256

The amortized cost and estimated fair value of the debt securities as at March 31, 2003, by contractual maturity, are shown below:

	Cost	Fair value
	US$	US$
Due in one year or less	—	—
Due after one year through five years	6,466,589	6,493,872
Due after five years through ten years	2,007,667	2,005,000

8,474,256	8,498,872

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Accounts receivable, net

	2002	2003
	US$	US$
Trade receivables	12,364,066	10,286,223
Less: Allowance for doubtful accounts	(45,855)	(39,083)

	12,318,211	10,247,140

During the fiscal year ended March 31, 2003, no trade receivables (2001 and 2002: Nil) were written off against the allowance for doubtful accounts.

8	Inventories

	2002	2003
	US$	US$
Raw materials	5,408,984	4,133,697
Work-in-progress	2,777,612	2,552,922
Finished goods	1,459,737	820,491

	9,646,333	7,507,110

9	Related party transactions

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

The Company had the following transactions and balances with related parties:

(a)	As of March 31, 2001, 2002 and 2003, the Company incurred annual real estate rental expenses of approximately US$223,067, US$223,067 and US$139,756, respectively, payable to a related company with common directors.

(b)

In October 1998, the Company extended an unsecured loan of US$1,000,000 to a U.S. corporation wholly owned by the spouse of an executive employee of the Company. The loan was granted to finance its start-up costs and working capital. The loan bears interest at a fixed annual rate of 7.0% and is repayable in quarterly installments of approximately US$81,000 commencing October 28, 2003, with any remaining balance due in full on

October 28, 2008. The loan plus accrued interest was US$1,273,326 and US$1,550,360 as of March 31, 2002 and 2003. The Company provided a reserve of US$498,724 and US$833,980 against the loan and the related interest receivable as of March 31, 2002 and

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	Related party transactions (continued)

2003. The net amount of the loan was included as a promissory note receivable on the accompanying balance sheet.

(c)	In October 1999, the Company made a loan to an executive employee for the purchase of a residence. The loan is in the original principal amount of US$460,000, bearing interest at a fixed annual rate of 6.02% and is secured by a mortgage on the property. As of March 31, 2002 and 2003, the loan balance was US$305,653 and US$228,232 respectively. The loan is repayable in six years with an annual installment of US$76,667 of principal together with interest on the unpaid principal balance, commencing October 2000; however, such annual repayments are forgiven in arrears on each repayment due date in consideration for the executive employee’s continued employment by the Company. The loan forgiven amount during the fiscal year was recorded as a compensation expense and charged to the statement of operations.

(d)	Amount due to a director as of March 31, 2002 was non-interest bearing and settled before March 31, 2003.

10	Property, plant and equipment

	2002	2003
	US$	US$
Leasehold improvements and buildings	21,456,231	21,150,835
Plant and machinery	20,075,499	21,012,712
Moulds	8,950,456	9,382,853
Transportation equipment	416,767	1,302,112
Furniture, fixtures and equipment	3,400,173	3,650,313

	54,299,126	56,498,825
Less: Accumulated depreciation and impairment	(20,100,674)	(23,849,843)

	34,198,452	32,648,982

In the year ended March 31, 2003, no impairment loss (2001: Nil and 2002: $258,233) was recognized in the statement of operations related to the TFEL business (Note 22).

As of March 31, 2002 and 2003, buildings with an aggregate net book value of approximately US$150,000 and US$136,029, respectively, were situated in Hong Kong and were held under leases expiring in 2044, and plants with an aggregate net book value of approximately US$17,807,657 and US$16,749,404, respectively were situated in China and were held under the land use rights for 50 years until 2043.

The amount of depreciation charged for the fiscal years ended March 31, 2001, 2002 and 2003 was US$4,323,028, US$4,541,452 and US$4,326,955 respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	Land use rights

2002	2003
US$	US$
2,002,137	1,937,544

Land use rights represent operating lease expenses on land use paid and payable in advance, which are charged to the statement of operations over the lease periods on a straight-line basis. The title certificate of such prepayment has not yet been obtained as at March 31, 2003.

12	License

	2002	2003
	US$	US$
At cost	4,900,001	4,866,701
Less: Accumulated amortization	(583,000)	(1,274,281)

	4,317,001	3,592,420

Amortization expense for the fiscal year ended March 31,	583,000	695,243

The “cost” of the license represents the appraised fair value of the license on the date of acquisition of LA. Pursuant to the license arrangement, LA shall pay royalties of (i) a fixed percentage of the net sales of products which are produced by using the licensed know-how sold by LA and its subsidiaries before January 1, 2004, and (ii) the greater of a fixed amount or a fixed percentage of the net sales of products, which are produced by using the licensed know-how, sold by LA and its subsidiaries after January 1, 2004. The subsidiary may terminate the license agreement at any time commencing January 1, 2004 before its expiration in 2023. As of March 31, 2003, production of licensed products has not commenced.

Estimated amortization expense:

US$
For the fiscal year ended March 31, 2004	658,501
For the fiscal year ended March 31, 2005	658,501
For the fiscal year ended March 31, 2006	658,501
For the fiscal year ended March 31, 2007	658,501
For the fiscal year ended March 31, 2008	658,501

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	Patents

	2002	2003
	US$	US$
Cost	293,106	268,512
Less: Accumulated amortization	(7,488)	(26,524)

	285,618	241,988

Amortization expense for the fiscal year ended March 31,	1,292	19,086

Estimated amortization expense:

US$
For the fiscal year ended March 31, 2004	19,577
For the fiscal year ended March 31, 2005	19,577
For the fiscal year ended March 31, 2006	19,577
For the fiscal year ended March 31, 2007	19,577
For the fiscal year ended March 31, 2008	19,577

14	Short-term bank borrowings

	2002	2003
	US$	US$
Bank overdrafts	50,298	—
Short-term bank loans	25,235	—

	75,533	—

Short-term bank borrowings drawn for working capital purpose are denominated in United States dollars and bear interest that ranges from 6.87% (2002: 7.38%) to 13.99% (2002: 13.99%) per annum as of the date of discontinued operation (Note 22).

As of March 31, 2002 and 2003, certain subsidiaries had banking facilities of approximately HK$277,000,000 (equivalent to approximately US$35,707,000) and HK$221,852,336 (equivalent to US$28,446,254, respectively, for overdrafts, bank loans, guarantees and letters of credit, of which approximately HK$32,541,000 (equivalent to US$4,201,000) and HK$8,485,827 (equivalent to US$1,087,682), respectively, had been utilized as follows:

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	Short-term bank borrowings (continued)

	2002	2003
	US$	US$
Letters of credit and shipping guarantees	2,378,000	210,231
Bills payable	87,000	34,484
Trust receipt loans	674,000	14,911
Bank loans	1,062,000	828,056

	4,201,000	1,087,682

The banking facilities are denominated in Hong Kong dollars except for a fixed loan facility of approximately EUR760,000.

15	Long-term bank loans

	2002	2003
	US$	US$
Bank loans with interest charged at the following rates:
HIBOR + 1% per annum	448,597	231,687
LIBOR + 0.5% per annum	—	596,369
Prime rate + 0.75% per annum	497,421	—
Prime rate + 1% per annum	40,164	—
Less: Amount due within one year included under current liabilities	(714,643)	(512,046)

	271,539	316,010

Weighted average interest rate at the end of year	3.73%	2.99%

Aggregate maturities of long-term bank loans are as follows:

Repayable during the following periods:

		2003
		US$
Within one year		512,046
Over one year but not exceeding two years		316,010

		828,056

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	Acquisition of subsidiaries

In May of 2001, Global-Tech established a subsidiary, GLA. In one simultaneously completed transaction (i) the Company contributed approximately US$3,848,000 of cash and approximately US$5,653,000 of the convertible notes of LA into GLA, (ii) GLA invested approximately US$3,848,000 directly into LA, (iii) GLA acquired 100% of the outstanding stock from former shareholders of LA in exchange for 9.2% of the outstanding shares of GLA, (iv) third party holders of LA debts exchanged US$4.0 million in LA debts for 14% of the outstanding shares of GLA, and (v) GLA converted all of the convertible notes of LA into LA common shares. The deemed fair value per share of US$0.23 (which was determined by reference to the per share price of the incremental shares obtained by the Company in exchange for the US$3,848,000 of cash) was ascribed to the 6.7 million minority interest shares, resulting in a deemed purchase price of approximately US$1.6 million.

Details of the assets acquired and liabilities assumed are as follows:

2002
US$
Net assets acquired:
Cash and bank equivalents	4,998,155
Deposits, prepayments and other assets	10,058
Property, plant and equipment	567,478
License	4,900,001
Patents	2,441
Interest in a joint venture	3,506,991
Fees payable for license	(2,600,000)
Accrued expenses	(1,362,096)
Loan from holding company	(2,000,000)
Short-term bank borrowings	(892,005)
Goodwill arising on acquisition of LA	3,939,788
Minority interests	(1,570,273)

9,500,538

Satisfied by:
Conversion of convertible notes	5,652,652
Cash consideration	3,847,886

9,500,538

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	Acquisition of subsidiaries (continued)

Net cash inflow from acquisition of subsidiaries:

2002
US$
Consideration	9,500,538
Cash and bank equivalents acquired	(4,998,155)
Conversion of convertible notes	(5,652,652)

Net cash inflow in respect of the acquisition of subsidiaries	(1,150,269)

Had the results of operations for the Company included GLA as at April 1, 2000, the Company’s pro-forma revenue, net loss and net loss per common share before reclassifying the disposal of TFEL business in 2002 as discussed in Note 22 would have been as follows:

	(Unaudited)	(Unaudited)
	2001	2002
	US$	US$
Pro-forma net sales	108,403,257	85,587,836

Pro-forma net loss	844,455	(3,527,228)

Pro-forma net loss per common share	0.07	(0.29)

The goodwill arose from the acquisition of the entire interests in LA in May 2001 was charged to the statements of operations in fiscal year 2002 as follows:

2002
US$
Goodwill	3,939,788
Less: Amortization	(328,316)
Write-off	(3,611,472)

—

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	Acquisition of subsidiaries (continued)

Goodwill, being the excess of cost over the fair value of LA was amortized during the fiscal year 2002 on a straight-line basis using an estimated economic life of 10 years. At the date of acquisition, the only operating business of LA was the manufacturing of TFEL products in the manufacturing facility of the joint venture. Consequently management concluded that the full amount of the goodwill arising out of the LA acquisition was attributable to the TFEL business. The Company anticipated the TFEL business would be profitable at the time of acquisition, which was supported by the sales forecast and market research and therefore, an additional cash injection of approximately US$3,848,000 was made. During the fiscal year 2002, given that the sales expectations of the products had not been met, management revised their views on the prospects of the TFEL business and considered that certain of its assets were impaired. In assessing for impairment, the goodwill was included as part of the TFEL assets using an undiscounted cash flow method. Because the undiscounted cash flow method indicated an impairment loss, the carrying amount of the identified goodwill was written off in full and the impaired long-lived assets were written down to their fair values.

17	Investment in a Joint Venture

	2002	2003
	US$	US$
Share of net liabilities of a joint venture	(246,198)	—

Details of the joint venture as of March 31, 2002 were as follows:

Name	Place of establishment	Percentage of indirect interest held	Principal activities
Jiangmen Lite Array (USA) Electronics Co., Ltd.	China	50%	Manufacturing of inorganic solid state flat-panel displays

Jiangmen Lite Array (USA) Electronics Co., Ltd. is the manufacturing plant for TFEL products and was acquired as part of the acquisition as described in Note 16. This joint venture was intended to be the facility for manufacturing inorganic solid state flat-panel displays. As explained in Note 16, the carrying amount of the identified goodwill in connection with the TFEL business was written off in full and the impaired long-lived assets were written down to their fair values. The Company also shared all of the net liabilities of Jiangmen Lite Array (USA) Electronics Co., Ltd., which was held by LA, except for the advances of approximately US$2,968,000 granted by the other joint venture partner. As a result, the Company shared more than 50% of the net liabilities of Jiangmen Lite Array at March 31, 2002 as the Company intended to continue to finance the joint venture and would take up all liabilities of the joint venture except for the capital and advances contributed by the other joint venture partner. The Company did not believe that the other joint venture partner would make any further financial contribution. The joint venture was sold to the former management of LA in 2003 as part of the sale of the TFEL business.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	Investment in a Joint Venture (continued)

Summarized condensed balance sheet information for the joint venture is as follows:

2002
US$
Current assets	63,000
Current liabilities	(10,285,000)
Shareholders’ deficit	10,222,000

Included in current liabilities of the joint venture are advances from two joint venture partners of approximately US$9,976,000, out of which approximately US$7,008,000 was advanced by LA and approximately US$2,968,000 was advanced by the other joint venture partner. Consequently, the “share of net liabilities of a joint venture” of US$246,198 represents the excess of the shareholders’ deficits over the aggregate advances of US$9,976,000. The Company has fully written off its advance of US$7,008,000.

Summarized condensed statements of operations and cash flow information for the joint venture are as follows:

From May 31, 2001 (date of acquisition) to March 31, 2002
US$
Net sales	221,000
Gross loss	(4,598,000)
Net loss	(18,534,000)
Cash outflow from operating activities	(1,127,000)

In purchase accounting for the acquisition of LA, the Company’s allocation of purchase price to the investment in the joint venture was approximately US$6,173,000 lower than the Company’s proportionate share (50%) shown in the historical book value of the net assets of the joint venture due to an excess of the historical book value of certain fixed assets in the joint venture over their fair value at the date of the Company’s acquisition of LA. Consequently, when the joint venture wrote down these fixed assets at the end of the year, the Company’s proportionate interest in the write-down was reduced by the approximately US$6,173,000 outside basis difference in the joint venture resulting from the purchase price allocation. A reconciliation is set out as follows:

US$
50% of net loss	9,267,000
Less - reversal of outside basis difference	(6,173,000)

Plus - excess of 50% of shareholders’ deficit over the joint venture partner advance	2,143,000

Share of loss of a joint venture	5,237,000

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	Share capital

During the fiscal year ended March 31, 2001, Global-Tech reissued (i) 10,002 shares of treasury stock to an independent consultant in May 2000, and (ii) 1,250 shares to another consultant in December 2000.

During the fiscal year ended March 31, 2002, Global-Tech reissued (i) 1,250 and 1,250 shares of treasury stock to an independent consultant in June 2001 and October 2001, respectively and (ii) 1,000 shares to another consultant in August 2001.

During the fiscal year ended March 31, 2003, no treasury stock was reissued by Global-Tech.

19	Write-off of inventory and tooling

In the fourth quarter of fiscal year 2001, the Company determined that a number of products specifically dedicated for sale to certain customers would no longer be offered for sale to or be purchased by these customers primarily due to reorganizations by these customers. Accordingly, the specific tooling and dedicated raw material inventory (primarily packaging and unique components) for these products were written off to the extent of US$4,991,407.

20	Loss on cessation of a product line

The Company ceased manufacturing the personal health care product line during the fiscal year 2001. As a result, the Company incurred a loss in respect of inventories and tooling write-off of US$2,523,293.

21	Income taxes

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they are domiciled or deemed to operate.

Entities subject to Hong Kong profits tax are taxed at a rate of 16% on their assessable income.

The subsidiary established in China, DWS, is subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Current income tax is computed based on the taxable income as reported in the statutory financial statements prepared under China accounting regulations. In September 2002, DWS has submitted a revised tax return to PRC tax authority for the tax periods from 1995 to 2002. The PRC tax authority is still in process of reviewing the revised tax returns for the captioned periods. According to the revised tax return submitted, DWS would be fully exempted from any income tax for the years 1999 and 2000 and would be 50% exempted for the years 2001 to 2003. The Company believes the revisions have no material impact to the fiscal years 2001 and 2002 financial results of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	Income taxes (continued)

	2001	2002	2003
	US$	US$	US$
Income taxes
Current	513,147	1,373,906	602,640
Deferred	—	42,810	21,590

Provision for income taxes	513,147	1,416,716	624,230

The reconciliation of the Hong Kong income tax rate to the effective income tax rate based on income from continuing operations before income taxes stated in the consolidated statement of operations is as follows:

	2001	2002	2003
Hong Kong income tax rate	16.0%	16.0%	16.0%
Non-taxable income (loss) arising from offshore activities	(2.2)%	(4.8)%	(17.2)%
Non-taxable interest income	(18.2)%	(4.1)%	(3.6)%
Non-tax deductible expenses	—	0.5%	6.1%
Additional tax charge including penalty	—	9.3%	—
Changes in valuation allowance	20.0%	1.2%	8.0%

Effective income tax rate	15.6%	18.1%	9.3%

Deferred income taxes as of March 31, 2002 and 2003 comprised the following timing differences:

	2002	2003
	US$	US$
License	(610,000)	(203,885)
Depreciation on fixed assets	(104,000)	(194,825)
Operating losses carried forward	1,972,000	603,445

	1,258,000	204,735
Less: valuation allowances	(1,301,000)	(269,135)

	(43,000)	(64,400)

The Company provided deferred tax liabilities of US$64,400 (2002: US$43,000) in the current year, which arose principally from the temporary difference on depreciation of fixed assets.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	Income taxes (continued)

Valuation allowances have been established for net deferred tax assets. Management believes that the net deferred tax assets related to subsidiaries under Hong Kong tax jurisdiction are more likely than not to go unrealized because the Company is uncertain about their future profitability. The operating losses of these subsidiaries can be carried forward indefinitely.

In 2001, the Inland Revenue Department in Hong Kong conducted an audit on the tax returns of the years of assessment from 94/95 to 00/01 of certain subsidiaries of the Company. As of March 31, 2002, the tax audit was closed with an additional tax of approximately US$203,000 and a penalty of approximately US$646,000 compounded by the Inland Revenue Department. The additional tax and penalty were included as part of income tax provision for the fiscal year 2002. During the fiscal year 2003, the full amount was settled.

22	Discontinued Operations

During the fiscal year 2002, given that the sales expectations of products had not been met, management revised their views on the prospects of LA’s TFEL business. On November 1, 2002, the Company announced that its subsidiary, GLA entered into an agreement to sell the TFEL business, including the interest that LA owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of LA. With the adoption of SFAS No. 144: “Accounting for Impairment or Disposal of Long Lived Assets”, the operating results of discontinued operating units were classified as a loss from operations of discontinued business on the consolidated statement of operations. Previously reported financial statements have been restated to conform to the current operating structure.

	2002	2003
	US$	US$
Net sales	444,717	594,621
Cost of goods sold	(392,992)	(503,889)

Gross profit	51,725	90,732

Selling, general and administrative expenses	(1,643,896)	(539,099)
Impairment of property, plant and equipment	(258,233)	—
Share of loss of a joint venture	(5,236,684)	(378,646)
Amortization of goodwill	(328,316)	—
Write-off of goodwill	(3,611,472)	—

Operating loss	(11,026,876)	(827,013)

Interest income (expense)	34,030	(8,924)
Other income, net	—	491

Loss from operations of discontinued TFEL business	(10,992,846)	(835,446)

The aggregate assets and liabilities of the discontinued TFEL business on the date of disposal were US$480,407 and US$3,145,432, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Basic and diluted earnings (loss) per share

Earnings or loss per common share is computed in accordance with SFAS No. 128: “Earnings Per Share”, by dividing the net income or loss by the weighted average number of common shares outstanding during the year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003

	US$	US$	US$
Numerator for basic and diluted loss per share:
Profit from continuing operations	2,769,326	6,399,956	6,073,157
Loss from discontinued operations, net of gain on disposal	—	(9,422,573)	(806,436)

Profit (loss) attributable to common shareholders	2,769,326	(3,022,617)	5,266,721

Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares	12,134,846	12,139,564	12,140,853

	US$	US$	US$
Basic and diluted earnings (loss) per share:
Earnings from continuing operations	0.23	0.53	0.50
Loss from discontinued operations	—	(0.78)	(0.07)

Earnings (loss) attributable to common shareholders	0.23	(0.25)	0.43

24	Design and development costs

The Company expenses all research and development costs when incurred. Included in selling, general and administrative expenses before reclassifying the disposal of TFEL business as discussed in Note 22 were design and development costs of US$1,845,416, US$2,210,886 and US$1,967,467 for the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	Commitments

(a)	Capital Commitments

As of March 31, 2003, the Company had capital commitments of US$117,018 in respect of purchase of property, plant and equipment.

(b)	Operating Lease Commitments

In addition to the land use rights described in Note 11, the Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2007. Rental expenses excluding the land use rights described in Note 11 for the fiscal years ended March 31, 2001, 2002 and 2003 were US$640,000, US$538,000 and US$551,857, respectively. Operating lease expense for the land use rights described in Note 11 was US$45,437. Future minimum rental payments as of March 31, 2003 are as follows:

2003
US$
Payable during the following periods:

Within one year	408,198
Over one year but not exceeding two years	314,754
Over two years but not exceeding three years	244,686
Over three years but not exceeding four years	155,381
Over four years but not exceeding five years	155,381
Over five years	103,588

1,381,988

26	Contingent liabilities

As at March 31, 2003, the Company had contingent liabilities not provided for in the financial statements as follows:

(a)	The Company is engaged in patent infringement litigation over the designs of certain of its products. Management, with the advice of legal counsel, believes that the likelihood of a negative effect on the Company’s operating results is remote.

(b)	The Company transferred an outstanding credit line and credit card balances with an aggregate amount of approximately US$82,000 to the buyer of TFEL business. As stipulated in the sale and purchase agreement, the Company retained the titles of credit line and credit card balances for one year after the closing date of the disposal which is in November 2003, before which the Company is still obligated to repay the bank loans.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	Employee benefits

(a)	Retirement Fund

The Company has arranged a defined contribution retirement plan for all eligible employees under which the Company and the employees each contribute the lower of 5% of the employees’ basic salary or HK$1,000. The plan is administered and funded by an independent trustee. Salaried employees are eligible to participate on the first day of the month coincident with or immediately following the date on which they have completed the probationary period, provided they are employed on a full-time basis. Part-time employees are not eligible for the plan.

The cost of this plan recognized during the fiscal years ended March 31, 2001, 2002 and 2003 were US$162,000, US$173,000 and US$162,911 respectively. The Company has no other post-retirement or post-employment benefit plans.

(b)	Other Benefits

The Company provides housing, medical care and subsidized meals to all factory employees. The aggregate amounts incurred by the Company for such benefits were US$546,000, US$468,000 and US$675,454 during the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

28	Segment information

The Company is principally engaged in one reportable segment of manufacturing and trading of small household appliances.

(a)	Net sales by geographic areas

	2001	2002	2003
	US$	US$	US$
Australia	1,904,648	706,303	546,087
Europe	34,980,417	18,629,279	7,539,028
North America	67,857,817	62,588,365	64,363,204
Asia	2,530,668	2,823,133	2,249,915
Other Regions	1,105,362	368,179	359,783

	108,378,912	85,115,259	75,058,017

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Segment information (continued)

(b)	Net sales by product types

	2001	2002	2003
	US$	US$	US$
Floor care products	26,897,677	37,214,031	42,142,703
Kitchen appliances	58,365,843	36,086,555	26,259,590
Garment care and travel products	16,897,368	7,850,891	2,755,261
Personal, beauty and health care products	4,414,343	2,582,505	2,341,858
Others	1,803,681	1,381,277	1,558,605

	108,378,912	85,115,259	75,058,017

(c)	Long-lived assets*

	2001	2002	2003
	US$	US$	US$
Hong Kong and Macau	2,239,658	1,931,999	3,628,284
China	36,253,387	33,938,804	30,957,804
United States of America	—	329,786	438

	38,493,045	36,200,589	34,586,526

*	Long-lived assets represent land use rights, property, plant and equipment.

(d)	Major customers

Customers accounting for 10% or more of the Company’s sales are as follows:

	2001	2002	2003
	US$	US$	US$
Royal Appliance Manufacturing Company	24,866,147	36,118,516	33,328,005
Morphy Richards Limited	18,302,967	10,422,131	912,154
Moulinex (Far East) Limited	14,915,788	2,305,710	1,094,394
Global Marketing Corp.	8,525,423	11,830,759	9,180,199
Black & Decker	5,779,108	4,145,927	9,817,519

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Segment information (continued)

During the year ended March 31, 2003, the Company recorded 44% (2002: 42%) of total net sales and 64% (2002: 62%) of total accounts receivable from Royal Appliance Manufacturing Company Limited (“Royal Appliance”). Royal Appliance is an unrelated customer. The Company is a contract manufacturer of vacuum cleaners that are marketed by Royal Appliance under its brand names. Royal Appliance has no purchase commitment to the Company for continuous manufacturing of the products.

29	Risk Considerations

The Company’s operations are conducted in Hong Kong and China. As a result, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and China, and by the general state of the Hong Kong and China economies.

As substantially all of the Company’s manufacturing operations are conducted in China, the Company is subject to different considerations and other risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

30	Financial instruments

The carrying amounts of the Company’s cash and cash equivalents and accounts receivable approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.

31	Stock options

In September 1997, the Board of Directors adopted Global-Tech’s 1997 Stock Option Plan (as amended, the “Plan”). The Plan provides for the grant of (i) options that are intended to qualify as incentive stock options (“Incentive Stock Options”) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to employees and (ii) options not intended to qualify as Incentive Stock Options to employees and consultants. The total number of shares of Common Stock for which options may be granted under the Plan is 1,600,000 shares.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	Stock options (continued)

The Plan is administered by the Board of Directors or a committee of outside directors appointed by the Board of Directors, which will determine the terms of options, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech’s outstanding capital stock, the exercise price of any Incentive Stock Option must be not less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Plan may be established by the Board of Directors, or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to the Plan is 10 years. With respect to any Incentive Stock Option granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech’s outstanding capital stock, the maximum term is five years.

Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period of ten years from the date of grant.

For the fiscal year ended March 31, 2001, Global-Tech granted options to purchase (i) 2,500 shares of common stock to a consultant with an exercise price and fair value of US$5.75 and US$2.05 per share respectively in October 2001 and (ii) 12,700 shares to ten employees with an exercise price of US$6.25 per share during the period of April 2000 and March 2001.

On May 10, 2000, Global-Tech offered a voluntary program to cancel up to approximately 1,120,000 shares of old options and replaced with new options at a lower exercise price of US$6.25. For every 100 old options with an exercise prices ranging from US$5.00 to US$19.00, the employees could surrender for cancellation and would receive 60 new options of replacement at an exercise price of US$6.25. The vesting schedule and life for these exchanged stock options remained unchanged. As of March 31, 2001, 911,100 old options with an exercise price ranging from US$5.00 to US$19.00 were cancelled and 708,175 new options with an exercise price of US$6.25 were granted on exchange. As a result of this repricing, 866,975 options are subject to variable accounting prospectively. In addition, no incremental compensation cost was recognized at the date of the repricing or for the fiscal year ended March 31, 2002 or 2003 under variable accounting as the exercise prices are above fair market value.

For the fiscal year ended March 31, 2002, Global-Tech granted options to purchase (i) 50,000 shares of common stock in an exchange to a consultant with an exercise price and fair value of US$4.75 and US$1.51 per share respectively in May 2001; (ii) 12,000 shares to a new director with an exercise price of US$6.25 per share during the period of June 2001 and 300,000 shares to three directors with an exercise price of US$4.75 per share in May 2001. During the fiscal year 2002, an aggregate total of 88,187 shares were forfeited upon the resignation of the participants, including 17,520 shares at an exercise price of US$6.25; 16,667 shares at an exercise price of US$4.75; 15,000 shares at an exercise price of US$4.75; 35,000 shares at prevailing market price on the date of vesting; and 4,000 shares at an exercise price of US$19.00.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	Stock options (continued)

Changes in outstanding options under the Plan during the fiscal years ended March 31, are as follows:

	2001			2002			2003
	Options	Exercise price range	Weighted- average exercise Price	Options	Exercise price range	Weighted- average exercise price	Options	Exercise price range	Weighted- average Exercise price
		US$	US$		US$	US$		US$	US$
Outstanding, beginning of year	1,120,000	4.75 - 19.00	12.16	866,975	4.75 -19.00	6.16	1,140,788	4.75 - 19.00	5.84
Granted	723,375	5.75 - 6.25	6.24	362,000	4.75 - 6.25	4.14	9,400	4.55	4.55
Cancelled on exchange	(911,100)	5.00 - 19.00	12.92	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—
Forfeited	(65,300)	6.25 -19.00	15.58	(88,187)	4.75 -19.00	13.99	(8,500)	6.25	6.25

Outstanding, end of year	866,975	4.75 - 19.00	6.16	1,140,788	4.75 -19.00	5.84	1,141,688	4.55 - 19.00	5.75

Exercisable, end of year	576,238	4.75 - 19.00	6.30	1,030,698	4.75 -19.00	5.73	1,099,047	4.75 - 19.00	5.75

	Options Outstanding as of March 31, 2003			Options Exercisable as of March 31, 2003
Options	Range of Exercise Price per Option US$	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price per Option US$	Options	Weighted- Average Exercise Price per Option US$
1,140,688	4.55-6.25	6.23	5.74	1,098,047	5.74
1,000	19.00	4.95	19.00	1,000	19.00

1,141,688	4.55-19.00	6.23	5.75	1,099,047	5.75

The fair values per options granted during the fiscal years ended March 31, 2001, 2002 and 2003 are estimated on the date of grant using the Black-Scholes option-pricing model to be US$2.588, US$2.143 and US$3.130, respectively, on a weighted average basis. The fair values of the options granted are estimated on the date of grant using the following assumptions:

	2001	2002	2003
Risk-free interest rate	4.92%	4.67%	3.64%
Expected dividend yield	0%	0%	0%
Expected option life	7 years	7 years	7 years
Expected stock price volatility	53.90%	30.38%	74.02%

In conjunction with the acquisition of LA on May 31, 2001 (see Note 16), GLA established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of the GLA subsidiary and not of the Company. Under this plan, the following options to purchase shares were granted on May 31, 2001.

445,000 and 20,000 options in GLA at an exercise price of US$1.50 and US$0.50 per share, issued in exchange for equivalent LA options held by former employees of Lite Array, Inc.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	Stock options (continued)

These options have a vesting period of three to four years beginning from the date of grant by LA and expire five years from the date of grant by LA.

1,295,000 options in GLA at an exercise price of US$0.20 per share, issued to the president of GLA as consideration for entering into an employment contract. These options vest on May 31, 2003 and expire on May 31, 2006.

2,432,003 options in GLA at an exercise price of US$0.20 per share, issued to employees of GLA, including the president. These options vest upon GLA achieving certain goals, which have not been met to date, and expire on May 31, 2006.

800,000 options in GLA at an exercise price of US$0.34 per share, issued to four directors. These options have a vesting period of three years and expire ten years from the date of grant.

2,000,000 options in GLA at an exercise price of US$0.34 per share, were issuable to the president of GLA. These options would only be awarded and vested upon achieving certain specific goals at the company’s joint venture. Such goals were not achieved and the options expired as of November 30, 2001.

Of the options granted by GLA above, 320,000 at an exercise price of US$1.50 and 3,542,003 at an exercise price of US$0.20 were forfeited as of March 31, 2003.

32	Opsys warrants

PMA entered into an asset purchase and lease agreement with Opsys US Corporation (“Opsys”) in January 2003. Based on the agreement, PMA paid US$1 million to purchase assets from Opsys, and leased the purchased assets back to Opsys for three months at US$1,000 per month. As part of the consideration of entering into the lease agreement, Opsys granted warrants to PMA to purchase securities of Opsys. Management did not record warrants received in their financial statements because they believe the fair value of these warrants should be nil.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1

Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech’s Registration Statement on Form F-1, SEC File No. 333-8462 (the “Registration Statement”).)

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

4.5

Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6

License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7

Lease Agreement between Global-Tech and Wing Shing Products Company Limited. (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002. ( Incorporated hereinby reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12

Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.13

Supplemental advice letter dated June 1, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.12 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.14

Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

4.16

Supplemental advice letter dated September 30, 2000 from HongkongBank. (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17

Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18

Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.19

Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited.(Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2003 between Standard Chartered Bank and Pentalpha HK Ltd.*

4.21	Credit Facility Agreement dated May 27, 2003 between Standard Chartered Bank and Wing Shing Products (BVI) Co., Ltd.*

4.22	Credit Facility Agreement dated May 27, 2003 between Standard Chartered Bank and Kwong Lee Trading Co., Ltd.*

4.23	Credit Facility dated December 5, 2002 with Citibank, N.A.*

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with HongkongBank*

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank*

8.1	Subsidiaries of the Company.*

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer*

13.1	Certification by Chief Executive Office*

13.2	Certification by Acting Chief Financial Officer*

*	Filed Herewith