Form 20-F
period 2004-03-31
GLOBAL TECH APPLIANCES INC
filed 2004-09-30
CIK 1057708

Commission File No. 1-14812

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

12,177,898 Common Shares, par value $0.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes    ☑     No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17    ☐     Item 18     ☑

i

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

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2004,” for example, refers to the fiscal year ended March 31, 2004.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, the following: the impact of competitive products and pricing; the financial condition of customers; product demand and market acceptance; the success of new product development and market acceptance of such new products; reliance on material customers, suppliers and key strategic alliances; the terms and conditions of customer contracts and purchase orders; availability and cost of raw materials; the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of our manufacturing capacity to higher-value, technology-oriented products; currency fluctuations; uncertainties associated with investments; the regulatory environment including the increase in local Chinese provincial fees and taxes; fluctuations in operating results; the impact of changing global, political and economic conditions; and other risks detailed in “Item 3.D—Risk Factors” and elsewhere in this annual report. We do not undertake to update our forward-looking information, or any other information contained or referenced in this annual report to reflect future events and circumstances.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

A.	Directors and senior management.

Not applicable.

B.	Advisers.

Not applicable.

C.	Auditors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item 3. Key Information.

A.	Selected financial data.

The selected consolidated income statement data for the fiscal years ended March 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of March 31, 2003 and March 31, 2004 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended March 31, 2000 and 2001 and the selected consolidated balance sheet data as of March 31, 2000, March 31, 2001 and March 31, 2002 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2000		2001		2002		2003		2004
	(In thousand, except for per share data) (3)
Statement of income data:
Net sales	$92,357		$108,874	(4)	$85,321	(5)	$75,489	(6)	$66,901
Cost of goods sold	70,647		91,781	(4)	65,148	(5)	54,906	(6)	52,942

Gross profit	21,710		17,093		20,173		20,583		13,959
Selling, general and administrative expenses	15,948	(1)	17,236	(1)(4)	14,299	(1)(5)	15,298	(1)	16,664 (1)
Legal and professional fees on potential acquisitions	500		—		—		—		—

Operating income (loss)	5,262		(143)		5,874		5,285		(2,705)
Interest expense	217		269		126		57		17
Interest income	3,461		3,729		1,984		1,241		851
Other income (loss), net	451		(34	)(4)	85	(5)	228	(6)	428

Income (loss) from continuing operations before income tax	8,957		3,283		7,817		6,697		(1,443)
Provision for income taxes	225		513		1,417		624		108

Income (Loss) from operating operations	8,732		2,770		6,400		6,073		(1,551)
Discontinued operations:
Loss from operations of discontinued thin film electro-luminescent (“TFEL”) display business, net of applicable income tax of $nil for 2002 and 2003	—		—		10,993	(2)	835	(2)	—
Gain on disposal of TFEL business	—		—		—		29	(2)	—

Net income (loss) before minority interests	8,732		2,770		(4,593)		5,267		(1,551)
Minority interests	—		—		1,570		—		—

Net income (loss)	$8,732		$2,770		$(3,023)		$5,267		$(1,551)

Basic and diluted earnings (loss) per common share	$0.72		$0.23		$(0.25)		$0.43		$(0.13)

Dividend declared and paid per share	—		$1.35		—		—		—

Basic and diluted weighted average number of shares outstanding	12,109		12,135		12,140		12,141		12,153

(1)	Includes a provision of $233,000 against advances to a former minority shareholder of a subsidiary and his affiliates in fiscal 2000. Also includes provisions of $103,000, $19,000, $274,000, $556,000 and $669,000, respectively, against a related party loan and the related interest receivable in fiscal 2000, 2001, 2002, 2003 and 2004.

(2)	On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited (GLA) entered into an agreement to sell Lite Array, Inc.’s (LA) TFEL display business, including the interest that LA owned in a joint venture manufacturing facility in Jiangmen, China, to the former management of LA. As a result of this agreement, the results of operations for LA’s TFEL business have been reported as a discontinued operation and previous financial statements have been restated to conform to the current operating structure.

(3)	For fiscal 2001 certain reclassifications have been made to prior year balances in order to conform with the current fiscal year presentation.

(4)	In this Form 20-F, the Company revised the line items of net sales, cost of goods sold, selling, general and administrative expenses and other income, net to reflect certain reclassifications.

•	Net sales in fiscal 2001, formerly reported as $108,378,912, were revised to $108,873,668 after the inclusion of $320,835 of sales price variances from purchase orders due to customer requests and gross tooling income of $173,921 that were previously reported under other income, net.

•	Cost of goods sold, formerly reported as $85,563,357, was revised to $91,780,960 as a result of the Company’s decision to adopt the provision of EITF 96-9 rather then disclosing a write-off of inventory as a separate line item. The following table shows the change in cost of goods sold.

	Fiscal Year Ended March 31,
	2001[1]	2001[2]
Material	$74,202,037	$79,686,446
Labor and overhead	12,915,526	13,648,720
Change in inventory	(1,554,206)	(1,554,206)

Cost of goods sold	$85,563,357	$91,780,960

[1]	The amounts are before the re-classification of write-off for inventory and tooling and the loss on cessation of a product line.

[2]	In fiscal 2001, the amounts for the write-off of inventory and tooling (due to the re-organization of Sunbeam Corporation) and loss on cessation of a product line are $4,991,407 and $2,523,293, respectively. Of the total write-off and loss of $7,514,700, $5,472,512 is reflected in material, $733,194 in labor and overhead and therefore $6,205,706 in cost of goods sold. In accordance with the Company’s accounting classifications and Regulation S-X, an aggregate of $1,308,994 is reflected in various items of selling, general and administrative expenses. In addition, an aggregate of $11,897 of tooling costs were included in materials.

•	For fiscal 2001, SG&A expenses, formerly reported as $15,927,158, were revised to $17,236,152 after the inclusion of $1,308,994 related to the write-off of inventory and tooling as per the adjustment above. The significant components comprising SG&A before and after the reclassification are presented below.

	Fiscal Year Ended March 31,
	2001[1]	2001[2]
Freight and handling	$2,544,175	$2,544,175
Salaries and benefits	7,495,269	7,495,269
Other selling, general & administrative expenses (each item included in this category is less than 10% of the total SG&A expense)	5,887,714	7,196,708

Total SG&A	$15,927,158	$17,236,152

[1]	The amounts are before the inclusion of the remaining $1,308,994 of other expenses related to the write-off of inventory and tooling.

[2]	The amounts are after the inclusion of the remaining $1,308,994 of other expenses related to the write-off of inventory and tooling as per the reclassification described above.

•	Other income, net, for fiscal 2001 formerly reported as $448,618, was revised to an other loss, net of $34,241 as a result of reclassifying $320,835 of sales price variances and $162,024, tooling income, net to net sales. The other loss, net resulted from an exchange loss of approximately $63,093, which was partially offset by sundry income of $28,852.

The Company revised its interpretation of EITF 96-9 with respect to the amounts of $4,991,407, write-off of inventory and tooling, and $2,523,292, loss on cessation of a production line. Originally, our accounting classification of these costs was to treat them as an exit of business. Consequently, we revised the fiscal 2001 financial data and included $6,205,706 of inventory write-off and dedicated tooling write-off in the cost of goods sold. The revised selling, general and administrative expenses in fiscal 2001 included $1,308,994 attributable to the write-off of inventory and tooling. This amount included bad debts of $325,570, a provision for loss on a promissory note of $224,357 and legal fees of $759,067. The revision had no impact on the Company’s net income for fiscal 2001

(5)	In this Form 20-F, the Company revised the line items of fiscal 2002 net sales, cost of goods sold, selling, general and administrative expenses and other income, net to reflect certain reclassifications.

•	Net sales in fiscal 2002, formerly reported as $85,115,259, were revised to $85,321,486 as a result of the inclusion of approximately $117,852 of sales price variances from purchase orders due to customer requests and gross tooling income of $88,375 that were previously reported under other income, net.

•	Cost of goods sold, formerly reported as $65,086,105, was revised to $65,148,112 as a result of the inclusion of $62,007 of tooling costs. The following table shows the changes to cost of goods sold that result:

	Fiscal Year Ended March 31,
	2002[1]	2002[2]
Material	$48,484,665	$48,546,672
Labor and overhead	11,794,722	11,794,722
Change in inventory	4,806,718	4,806,718

Cost of goods sold	$65,086,105	$65,148,112

[1]	The amounts are before the inclusion of $62,007 tooling costs in the cost of goods sold.

[2]	The amounts include tooling costs.

•	SG&A expenses, formerly reported as $14,717,163, were revised to $14,299,163 as a result of the reverse of approximately $418,000, a provision for the cost of the potential resolution of certain litigation accrued in the prior periods that was previously reported as other income. The significant components comprising SG&A before and after the reclassification are presented below:

	Fiscal Year Ended March 31,
	2002	2002
Freight and handling	$1,959,283	$1,959,283
Salaries and benefits	6,195,282	6,195,282
Other selling, general & administrative expenses (each item included in this category is less than 10% of the total SG&A expenses)	6,562,598	6,144,598

Total SG&A	$14,717,163	$14,299,163

•	Other income, net, formerly reported as $646,867, was revised to $84,648 as a result of netting out $117,852 of sales price variances, $26,368 of tooling income, net of all related costs and $418,000, the reverse of a provision for the cost of the potential resolution of certain litigation accrued in prior periods.

(6)	In this Form 20-F, the Company revised the line items of fiscal 2003 net sales, cost of goods sold and other income, net to reflect certain reclassifications.

•	In fiscal 2003, Net sales, formerly reported as $75,058,017, were revised to $75,489,275 as a result of the inclusion of $431,258 of tooling income.

•	Cost of goods sold, formerly reported as $54,729,836, was revised to $54,906,458 as a result of the inclusion of $176,622 of tooling costs. The following table reflects the changes to cost of goods sold that result:

	Fiscal Year Ended March 31,
	2003[1]	2003[2]
Material	$42,637,587	$42,814,209
Labor and overhead	10,478,381	10,478,381
Change in inventory	1,613,868	1,613,868

Cost of goods sold	$54,729,836	$54,906,458

[1]	The amounts are before the inclusion of $176,622 of tooling costs in cost of goods sold.

[2]	The amounts include tooling costs.

•	Other income, net, formerly reported as $483,016, was revised to $228,380 as a result of netting out $254,636 of tooling income net of related cost.

The summarized results of discontinued operations are as follows:

	2002	2003
	US$	US$
Net sales	$444,717	$594,621
Cost of goods sold	392,992	503,889

Gross profit	51,725	90,732
Selling, general and administrative expenses	1,643,896	539,099
Impairment of property, plant and equipment	258,233	—
Share of loss of a joint venture	5,236,684	378,646
Amortization of goodwill	328,316	—
Write-off of goodwill	3,611,472	—

Operating loss	(11,026,876)	(827,013)
Interest income (expense)	34,030	(8,924)
Other income, net	—	491

Loss from discontinued operations	$(10,992,846)	$(835,446)

The aggregate assets and liabilities of the discontinued TFEL business on the date of disposal were $480,407 and $3,145,432, respectively.

	At March 31,
	2000	2001	2002	2003	2004
	(In thousands)
Balance sheet data:
Working capital[1]	$87,213	$70,113	$64,931	$72,356	$73,672
Total assets	139,717	132,048	123,273	123,548	122,286
Net assets[2]	122,906	109,059	106,500	111,341	110,033
Total debt[3]	2,472	2,046	1,062	828	422
Shareholders’ equity	122,906	109,059	106,500	111,341	110,033

[1]	Working capital is the excess of current assets over current liabilities.

[2]	Net assets is the excess of total assets over total liabilities.

[3]	Total debt is the summation of short-term borrowings, current portion of long-term bank loans and long-term bank loans.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Renminbi revaluation. As the U.S. trade deficit with China has increased in recent years, calls are being made in the United States for the Chinese government to revalue its currency, the Renminbi. If the Renminbi (which has thus far been pegged to the dollar at the approximate rate of $8.3 Renminbi to US $1.0) was allowed to increase in value relative to U.S. dollar, then Chinese goods would become more expensive in the U.S. market in relation to comparable U.S. goods. Under our current mode of operations, we primarily purchase our raw materials, in particular plastic resin and display panels from countries in Asia and sell our goods to US markets through our subsidiaries in Hong Kong and overseas. Consequently, the unlinking of the Renminbi from the U.S. dollar should not have a significant impact on our financial condition and results of operation. However, the Company can give no assurance that it may not be required in the future to modify its mode of operations and cause our Chinese subsidiaries to buy materials and major components directly from U.S. suppliers and then sell goods to U.S. customers directly from these Chinese subsidiaries. Consequently, we would be subject to foreign exchange risk with respect to the Renminbi, which could negatively impact our financial position and results of operations.

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

The municipal authorities in each township in China have discretion to impose or waive a large number of fees and taxes including value-added tax, stamp duty, licenses and permits. In the Company’s manufacturing location, it is subject to the laws and regulations of the township of Dongguan, the Province of Guangdong and the Peoples Republic of China (“PRC”). In the early years of our operation in Dongguan, the majority of the local fees and taxes were waived or abated as a result of negotiation with local authorities. In recent years, however, we have received less favorable consideration of our requests for waivers and abatements and believe that we may incur a significant increase in fees and taxes over the coming years.

Outbreak of epidemic diseases. Any re-occurrence of Severe Acute Respiratory Syndrome (“SARS”) and Avian Influenza in China could also significantly impact our manufacturing plant located in Dongguan, China. Inability to travel by our Hong Kong based supervisory staff and other labor problems could seriously disrupt our manufacturing operation and cause significant delays in production.

Cost and availability of labor. The work permits issued to Chinese workers are limited by each province. In Guangdong Province, the supply of labor is currently inadequate to meet demand and we expect both a potential shortage of labor and increasing labor costs to impact our manufacturing operations over time.

Increase in effective tax rates. The location of our business operations results in an overall effective tax rate that may be less than that of U.S. corporations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macau, China and the United States. Our executive and administrative offices are located in Hong Kong and Macau and our manufacturing facilities are located in China. We sell our products to customers located primarily in the United States and Europe. Changes in tax laws could have a material adverse effect on our results of operations. In addition, one of our subsidiaries in China, Dongguan Wing Shing Electrical Products Factory Company Limited, was exempted from income tax for two years (1999 and 2000) followed by a 50% exemption for the next three years (2001 to 2003). Commencing January 1, 2004, this Chinese subsidiary is subject to the full tax rate of 27%. This subsidiary houses our manufacturing facilities that incur a significant portion of manufacturing overhead. The finished products it produces are then sold to our other subsidiaries. We do not believe the full tax rate will have significant impact on our financial condition and results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited, which is also exempt from income tax for the two year period commencing with its first profitable year and followed by a 50% exemption for the next three years. We also do not believe that our current method of operation subjects us to material U.S. taxes. There can be no assurance, however, that U.S. taxes will not be imposed on an additional portion of our income. The imposition of material U.S. income taxes could have a material adverse effect on our results of operations. Our subsidiary in Macau is not subject to taxation in Macau in accordance with Macau tax regulation, but there is no assurance that the Hong Kong Inland Revenue Department will not seek to impose taxation on income generated in Macau.

Dependence on major customers. Sales to five major customers accounted for 73.5%, 76.6% and 79.9% of our net sales during fiscal 2002, 2003 and 2004, respectively (See Note 26(d) of Notes to Consolidated Financial Statements). The significant increase in the percentage of net sales to our major customers in fiscal 2004 was due to increased sales of floor care products to The Eureka Company (“Eureka”). Sales to Eureka accounted for approximately 26.1% of our net sales in fiscal 2004, as compared to 5.7% in fiscal 2003. Royal Appliance Manufacturing Company (“Royal”) continued to be a major customer in fiscal 2004. Sales to Royal accounted for 48.4% of our net sales in fiscal 2004, as compared to 44.3% in fiscal 2003. Although sales to Royal decreased by 3.2% in dollars in fiscal 2004, as compared to fiscal 2003, the decrease was primarily attributable to the decreased sales of an older model, which was partially offset by the introduction of a newer one. Neither Royal, nor Eureka is contractually obligated to purchase floor care products from us, as we only sell to them on the basis of purchase orders. On December 17, 2002, Techtronic Industries Limited (“TTI”) and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced a merger with Royal. Following the completion of the merger, Royal is operating as a wholly-owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all of Royal’s products. We have continued offering Royal favorable pricing and payment terms in an attempt to maintain business with them. We cannot predict when TTI will begin producing all of Royal’s products and cease buying from us, and we have received no formal or informal notice to that effect. We believe such a result is inevitable and likely to occur in the reasonably near future. There will be a significant adverse impact on our financial position when we lose this customer unless we are able to replace it with another major floor care company. Although the relative percentage of net sales to each of our major customers changes each year, we expect that, in the foreseeable future, we will be dependent on between four and seven major customers during each fiscal year. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made pursuant to purchase orders received by us from time to time. Therefore, there can be no assurance of the level of sales to any of these major customers in the future. The loss of any one of these major customers, particularly Royal or Eureka, could have a material adverse effect on our business, results of operations and financial condition. See “Item 4.B—Business Overview—Major Customers” for information related to Moulinex S.A., a former major customer of ours.

Increases in cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and we are subject to price increases in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of the fluctuation in natural gas and crude oil prices, and the relative capacity and supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we generally maintain a 90-day supply. In the past, we have had limited ability to increase product prices in response to plastic resin cost increases. We closely monitor the fluctuation of crude oil prices that normally affects the price of plastic resin and our inventory level to ensure we can meet the production necessary to meet our orders on hand. If our reserves are not sufficient for our production requirements, we have to buy plastic resin at potentially higher prices in order to deliver to our customers in accordance with agreed upon schedules. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins could have a material adverse effect on our business, results of operations and financial condition.

New product category. We announced recently a significant strategic initiative to enter the consumer electronic products business concentrating on display-oriented products. While we expect to invest in marketing and product development over the next few years, there can be no assurance that our initiative will be successful, particularly since we will be relying on our own designs and original design manufacturing (“ODM”) capability to attract new customers. Our subsidiary, Global Display Limited, is currently developing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal displays (LCDs), plasma display panels (PDPs), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of ours, is developing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology. These modules are expected to be initially marketed to consumer electronics companies for use in cellular phones and MP3 players. There can be no assurance that these new product categories can be successfully launched commercially.

Limited source of supply. In our newly established flat panel display business, (currently plasma and liquid crystal display (“LCD”) televisions), we are dependent upon outside suppliers for all of our raw materials and components including display panels, printed circuited board assemblies, electronic parts, integrated circuits and some critical software. We entered into a strategic partnership agreement with Samsung Electronic H.K. Co. Ltd. (“Samsung”) to provide Global Display Limited (“Global Display”) with a reliable supply of flat panel display panels at competitive prices. In addition, we selected Oplus Technologies Ltd. (“Oplus”) to be our major supplier of video and display processors for our larger sized high-definition (HD) flat panel televisions (FDP TVs). Since there are only limited suppliers of display panels for plasma and LCD modules, we are subject to both availability and price fluctuation. Additionally, our order quantities in the early stages of production will not be significant as compared to other established plasma and LCD users and therefore our bargaining power with our suppliers is expected to be limited. Moreover, many other electronic parts for display-oriented products are also subject to frequent market price fluctuation, and there can be no assurance that we will be able to purchase materials in the necessary quantities and at reasonable prices.

New products and rapid technological change. The technology incorporated in many of our products, particularly consumer electronics is characterized by rapid change. In addition, the emergence of new technologies can quickly render existing products obsolete or unmarketable. See “Item 4.B—Business Overview” for information related to our thin film electroluminescent, or TFEL, flat-panel display business. Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products that gain market acceptance will be a critical factor in our ability to grow and remain competitive. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage the transitions from one product release to the next, or that our future products will achieve market acceptance. The failure to realize such goals could have a material adverse effect on our business, results of operations and financial condition. We are also the licensee of proprietary small molecule, passive matrix, organic light emitting diode, or OLED, display technology and we reflect the value of this license as an intangible asset. Should our plans to develop and produce OLED displays not come to fruition, this asset would become impaired.

Strategic acquisitions. Historically, our core business has been designing, manufacturing and selling small electrical household appliances to brand marketers in developed countries. More recently, however, we have sought to diversify and transform a portion of our business to higher-value, technology-oriented products by pursuing selected acquisitions that fit this long-term business strategy. Our ability to conduct such acquisitions is limited by our ability to identify potential acquisition candidates. In the event we are unable to identify and take advantage of these opportunities, we may experience difficulties in growing our business, given the fact that we made the strategic business decision to de-emphasize our small household appliance business. If we make strategic acquisitions, we could have difficulty assimilating or retaining the acquired companies’ personnel or integrating their operations, equipment or services into our organization. In addition, we may be unable to recruit qualified staff who have the necessary experience to manage the acquired business since our existing staff primarily has only had experience in small household appliances. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. See “Item 4.B—Business Overview” for information related to the write-off of assets associated with our TFEL flat-panel display business.

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

Indemnification liability for patent infringement. In contracts relating to ODM products, we typically agree to indemnify customers for all liabilities, costs, expenses or damages payable by our customers based upon a claim of patent infringement by an ODM product manufactured by us, whether such amount is awarded by a court or agreed to in settlement negotiations. On behalf of a former customer, we are currently defending a patent infringement claim relating to a deep fryer model. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this current infringement claim will be resolved in our favor or that other parties will not assert infringement claims against us in the future with respect to that, or other products. An adverse decision in any such legal proceeding could have a material adverse effect on our business, results of operations and financial condition. After considering all facts known to us and based on the advice of legal counsel, however, we do not believe that any currently pending actions will have such a material adverse effect and the likelihood of a negative effect on our operating results is remote. Still, the cost of any such indemnity or of responding to any such assertion could be significant, regardless of whether the assertion is valid.

Product liability. We may be subject to substantial product liability costs if claims arise out of problems associated with our products. We provide a warranty for limited manufacturing defects to certain of our customers. We do not provide warranties, however, that extend to the ultimate consumers of the product. Nevertheless, there can be no assurance that we will not be subject to a suit by a consumer who uses one of our products should the product cause injury to any person or not perform properly. We maintain product liability insurance in an amount that we believe is sufficient. There can be no assurance, however, that the coverage limits of our insurance will be adequate or that all such claims will be covered by insurance. In addition, these policies must be renewed annually. To date, we have not been subject to any material product liability claim. While we have been able to obtain liability insurance in the past, such insurance continues to increase in cost and may not be available in the future on terms acceptable to us, if at all. The failure to maintain insurance coverage, or a successful claim against us not covered by or in excess of the insurance coverage, could have a material adverse effect on our business, results of operations and financial condition. In addition, product liability claims, regardless of their merit or eventual outcome, may have a material adverse effect on our business reputation.

Product safety; delays in regulatory approval. Our products include several electric components, which may cause fires if not properly installed. Although our products have experienced no significant safety problems in the past and we believe that our products do not present safety risks, there can be no assurance that safety problems will not occur in the future. Prior to the commercial introduction of our products into the market, we generally obtain approval of our products by one or more of the organizations engaged in testing product safety. Such approvals require significant time and resources of our technical staff and could delay the introduction of our products. Our inability to obtain regulatory approval within the projected timeframe for commercial introduction of our products or other product introduction delays could have a material adverse effect on our business, results of operations and financial condition.

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in the Guangdong Province of China in the County of Dongguan. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance aggregating approximately $56.7 million covering our inventory, furniture, equipment, machinery and buildings and business interruption insurance in the aggregate of approximately $27.9 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

Impact of environmental regulations. We are subject to Chinese laws that regulate environmental quality, the utilization of natural resources and the reduction of pollution. Environmental regulation in China is currently evolving and could become more stringent or more stringently enforced in the future, which could require us to make substantial additional capital expenditures in the future to maintain compliance. As a manufacturer, we are subject to annual inspections by the local branch of the State Environment Protection Administration (SEPA). Although compliance with environmental regulations has not had a material adverse effect on us in the past, the failure in the future to comply with these laws or to pass such an inspection could have a material adverse effect on our business, results of operations and financial condition.

Dependence on distributions from operating subsidiaries and currency fluctuation. We have no direct business operations, other than our ownership of our subsidiaries. Should we decide to pay dividends, as a holding company, our ability to pay dividends and meet other obligations would depend upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to us, such as restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. As we do not engage in hedging or other similar transactions, extraordinary currency fluctuations could have a material adverse effect on our business, results of operations and financial condition.

Dependence on key personnel. We depend to a significant extent on the abilities and continued participation of our management personnel, and principally on John C.K. Sham, our President and Chief Executive Officer, who directs our day-to-day manufacturing and marketing operations from our executive offices in Hong Kong. We have an employment agreement with John Sham and maintain a key man life insurance policy of $1 million on him. There can be no assurance that proceeds of such insurance would be sufficient to compensate us for his loss. The loss of John Sham or others among our key personnel would have a material adverse effect on our business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found.

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company, beneficially owns approximately 62.0% of our outstanding common shares. The share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 40% by John Sham and 10% by Wai Chun Hui, each of whom except Wai Chun Hui are directors. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 57% by John Sham, and approximately 7% by Wai Chun Hui. As a result, Wing Shing Holdings and its shareholders are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

Service and enforcement of legal process. We are organized under the laws of the British Virgin Islands. All but one of our directors and executive officers reside outside the United States, and most of our assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process on these persons within the United States or to enforce against these persons judgments obtained in U.S. courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States. In particular, judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and there is doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

British Virgin Islands company. Our corporate affairs are governed by our memorandum and articles of association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our principal shareholders than shareholders would have as shareholders of a corporation incorporated in another jurisdiction. Please see details under Item 10 – Additional Information.

Macau subsidiary operations. We established a subsidiary in Macau for the purpose of buying and selling products to our customers. No treaty exists between Macau and the United States providing for reciprocal enforcement of foreign judgments. However, the courts of Macau are generally prepared to accept a debt due and actions may then be commenced in Macau for recovery subject to specific preconditions being satisfied regarding the authenticity of the judgment.

Enforcement of a foreign judgment in Macau may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, and moratorium or similar laws relating to or affecting creditors’ rights generally, but will be subject to statutory time limitation within which proceedings may be brought.

Director actions without shareholder approval. Under our memorandum and articles of association and the laws of the British Virgin Islands, our memorandum and articles of association may be amended by our board of directors without shareholder approval. This includes:

•	increasing or reducing our authorized capital,

•	authorizing the issuance of different classes of shares, including preference shares, and

•	increasing or reducing the par value of our shares.

Our ability to amend our memorandum and articles of association by a resolution of directors or a resolution of members could have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders including, but not limited to, a tender offer to purchase our common shares at a premium over then current market prices.

Our status as a foreign private issuer. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange (or NYSE). Because of these exemptions, investors are not afforded the same protection or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. However, the NYSE does not exempt foreign private issuers from independent audit committee requirements and we are required to disclose any significant ways our home country corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. Please see Item 10 of this Form 20-F.

Reciprocal enforcement of foreign judgments. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

Item 4. Information on the Company.

A.	History and development of the Company .

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

Our core business is designing, manufacturing and selling a wide range of small electrical household appliances to brand marketers in developed countries. While the type of products we sell and their product categories have changed over time, and will continue to change in the future, the total market that we serve remains relatively stable. It is our aim to offer reliable, high-quality manufacturing as a partner to U.S. and European companies that need to procure finished products from the Far East for competitive reasons, but also need to protect their brands’ reputations. We also concentrate our resources on developing creative and proprietary features for existing products which permit us and our customers to achieve improved profit margins in today’s retail markets that demand lower prices for most commodity type products. Moreover, we provide our customers opportunities to expand their businesses without the considerable initial investment that would be required if they were to manufacture their products themselves.

In our core business, we historically categorized the appliances we manufacture by function. Our current product categories are floor care products, kitchen appliances, garment care and travel products and environmental care products and accessories. In each category, and with respect to the individual products within the category, there are major brands and private label brands competing for retail shelf space and consumer purchase. While the business as a whole has remained fairly stable in the developed countries, it is subject to significant shifts in demand for particular product categories and individual products within the categories. In fiscal 2004, our net sales were comprised primarily of sales in our two major categories: kitchen appliances and floor care products.

In the past, we manufactured personal care products, the least complex category in small electric appliances. However, by 2001, we began to become less competitive in this product category compared to other Chinese manufacturers that did not have a Hong Kong staff or development programs and we decided to de-emphasize this product category and begin to redirect our efforts. At the same time, we expanded our electronic motor expertise and entered the floor care product category. Floor care products are more complex and our product development capabilities are more critical to their manufacture. We expect to continue developing this business and other product categories using electric motors and pumps for at least the next few years until we can introduce other more technologically-advanced products that are currently, for the most part, still in the development stage.

We attempt to make product development decisions and work with particular partners based on the opportunity for consistent, sustainable and profitable sales. We do not take on loss leaders or continue manufacturing certain products in order to maintain factory capacity utilization at a specific level. Rather, since our factory equipment has been paid in full and our fixed charges are not significant, we concentrate our resources only on opportunities that we believe will provide us with an acceptable return on investment. In recent years, we chose not to pursue certain business opportunities presented to us because the potential profit margin was not acceptable to us. Additionally, we believe that our participation in a deflationary spiral for certain products or product categories has no enduring benefit and this has led us to de-emphasize kitchen appliances in our development programs in favor of floor care and our new display businesses. While this strategy has led to lower revenues and affected our profitability in the past three years, we believe over the longer term, it will provide for a return to more acceptable financial performance.

One of our key strategies that historically aided our business success was our emphasis on original design manufacturing as an alternative to contract manufacturing. We have designed, engineered and tooled our own products and offered them for sale to well-known household appliances companies for sale under their own brand names. This was particularly effective with kitchen appliances since brand marketers could introduce our products to the market with minimum upfront investment on their part and satisfy the retailers’ need for differentiation and novelty. Our ODM strategy is usually most effective, however, when we become well established in a given product category. For example, we have recently begun introducing ODM floor care products after successfully contract manufacturing these products for three years. While, in the aggregate, our percentage of net sales of ODM products has decreased over the last few fiscal years, we expect to emphasize our ODM strategy whenever practicable since these products usually generate higher profit margins.

All of our sales are made in U.S. dollars. U.S. and European sales for our products accounted for 83.9% and 6.7%, respectively, of our net sales during fiscal 2004, as compared to 85.8% and 10.0%, respectively, of our net sales during fiscal 2003, and 73.6% and 21.8% respectively, in fiscal 2002. The percentage decrease in

European sales in fiscal 2004 was primarily due to our de-emphasis on kitchen appliances as well as the bankruptcy of Moulinex S.A. and the loss of one other major customer. Sales to Moulinex S.A. were $0.0 in fiscal 2004 as compared to $1.1 million, or 1.4% of net sales, in fiscal 2003 and $2.3 million, or 2.7% of net sales in fiscal 2002. Sales to Moulinex S.A. in fiscal 2003 were the completion of the remaining orders placed before its bankruptcy. In addition, decreased sales in Europe were also due to the loss of a customer, Morphy Richards, which was once our largest steam iron customer. The loss of this customer was primarily because declining prices for steam irons in Europe, lead to significant pressure on branded customers to reduce costs. Morphy Richards was able to locate a Chinese manufacturer who was willing to produce these products at what would have led to unacceptable profit margins for us. In fiscal 2004, Asian sales accounted for $5.7 million or 8.3% of our net sales as compared to $2.3 million, or 3.0% in fiscal 2003. The increase in Asian sales was mainly due to the increase in the sales of deep fryers. However, there can be no assurance that sales in Asia will continue to increase in fiscal 2005.

Another major customer, Royal Appliance Manufacturing Company (“Royal”), was acquired recently by Techtronic Industries Limited (“TTI”), a competitor of ours. Royal is not contractually obligated to purchase floor care products from us. These sales are primarily based on purchase orders we received from time to time rather than firm, long-term purchase commitments and therefore, there is no assurance that they will continue to buy floor care products from us in the future. During fiscal 2004, Royal was still our largest customer and they continued placing orders on existing products. While we have not received any formal or informal notice from Royal and cannot predict when TTI will begin producing all of Royal products and stop purchasing from us, we believe such a result is likely to occur within the reasonably near future. Sales to Royal were approximately $33.4 million, or 44.3% of net sales and $32.4 million, or 48.4% of net sales in fiscal 2003 and 2004, respectively. The Eureka Company (“Eureka”) is another major floor care customer. In fiscal 2004, sales to this customer were $17.5 million or 26.1% of net sales as compared to $4.3 million, or 5.7% of net sales in fiscal 2003. Eureka is also not contractually obligated to purchase products from us. The loss of either of these two customers could have a material adverse effect on our results of operations and we are continuing to concentrate our efforts on introducing ODM floor care products to the market in order to reduce our reliance on contract manufacturing for such a significant portion of our business.

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

Late in fiscal 2003, we began exploring opportunities in display-oriented products, particularly those utilizing flat-panel displays. We concluded that investing in the capital equipment to produce flat-panel modules was not as attractive as sourcing the panels, software, and other electronic components while we focus on utilizing our manufacturing experience and capabilities to produce high–quality, competitive products. Thus, we hired a number of experienced software and electronic engineers to adapt “total solution” software from several companies to develop such products. Development expenses in fiscal 2004 were $0.8 compared to $0.0 in fiscal 2003.

In our pursuit of this endeavor, we established a separate subsidiary, Global Display, to develop and market a wide range of such display-oriented products. It has its own dedicated and experienced technical and marketing staff who will focus initially on developing flat-panel high definition televisions (HDTVs) incorporating plasma or thin film transistor liquid crystal displays (TFT LCDs). Since the basic display modules are readily procured from “fab” plants (the capital intensive processing facilities that convert glass, gases and transistors into display modules), we can concentrate our efforts on product design, software development, and framing production, which can be produced utilizing our existing metal stamping and injection molding equipment.

We plan to follow the ODM strategy that was successful in our core business as the model for our program to develop higher-value, more technologically-advanced consumer products incorporating flat-panel displays. The Company has been approached by potential customers for certain products incorporating flat panel displays. They are intrigued because purchasing from us may allow them to enter the market with a minimum initial investment and also allow them to sell their products at lower prices. This could in turn help them compete with the major brands. During the fourth quarter of fiscal 2004, we shipped some samples to certain customers for their review and testing. We anticipate that initial purchase orders might be concluded with certain customers in the second and third quarter of fiscal 2005. However, there is no assurance that these preliminary customer trials will ultimately result in significant or sustainable sales. The other major competitive advantages we plan to utilize, along with our relatively low cost of labor, are our experience and vertically-integrated manufacturing capabilities in tooling, metal coating, metal stamping, die casting, printed circuit boards, and plastic injection molding. In the next few years we intend to develop and produce other display-oriented products utilizing liquid crystal on silicon (LCOS), optical and digital technologies utilizing our low cost ODM concept. The key to our success in this area will be our ability to design and tool products with attractive appearance and innovative features to secure potential customers.

In May of 2001, we decided to purchase a controlling interest in Lite Array through a newly formed subsidiary, Global Lite Array (BVI) Limited. Our investment in the TFEL business was made assuming the profits from the TFEL display business would be sufficient to fully fund the OLED display technology’s development. By March 31, 2002, we had concluded that the long-term prospects for the TFEL business were limited. It also became clear that Lite Array’s TFEL business would not attain sufficient profitability within in enough time to fully fund the OLED display development. Our board of directors determined that Global-Tech was not prepared to support additional years of significant losses. Consequently, Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

As required by U.S. GAAP, we performed an evaluation of impairment of goodwill, interest in a joint venture and property, plant and equipment as of March 31, 2002. This evaluation was completed by June 3, 2002 and accordingly a write-down of such assets was taken as of March 31, 2002. In fiscal 2002, Lite Array had a net loss of $11.7 million after the write off, which had a major impact on our operating results. Subsequently, a decision was made to dispose of or liquidate Lite Array’s TFEL display business. In fiscal 2003, we sold the TFEL business including the interest in the joint venture in Jiangmen, China, to the former management of Lite Array. Lite Array’s OLED display business is still in the research and development phase, but we believe the business shows promise. Currently, all of Lite Array’s resources are being dedicated to this effort.

In March 2002, we announced the acquisition of a technology that we may be able to use to develop and manufacture Stirling, or heat, engines, which have potential to be more efficient and cost effective than certain other types of small electric or gasoline engines. We have dedicated modest resources to work on the development of advanced heat engines. To date, we have not reached commercialization of any products utilizing a heat engine.

Business Strategy

It is our intention to de-emphasize unprofitable product categories with lower profit margins that merely maintain sales volume and expand into more technologically advanced product categories. In recent years, we have endeavored to develop new business opportunities such as the establishment of Global Display and the OLED program. Our strategy is to seek out business opportunities that take advantage of our engineering and design, low cost manufacturing, quality system and reputation and logistical skills.

Small Household Appliances Business

Our business strategy is to achieve growth by expanding the number of products we manufacture that can be marketed and offered effectively to consumers by the brand marketers that we supply. In order to carry out this strategy, we regularly evaluate what product categories fit well with our production capabilities. In the past, we have evaluated whether to manufacture a number of hardware categories, such as lawn and garden, steam cleaning and pumps, as well as developing the designs and software for the manufacture of certain consumer electronic products. However, to date we have not made the decision to proceed in most of the categories. The following are the key elements of our business strategy process.

Market research into new categories and products. We begin by examining existing products and determine if, by manufacturing them ourselves, we could provide potential customers a benefit from our innovative manufacturing process which would lead to outsourcing opportunities. Our particular emphasis on innovation in our core business is based on convenience, health and safety and cost reduction. We also target for research those product categories in which products are still primarily manufactured in their respective domestic markets but ultimately will be required to be outsourced to meet competitive pressures and retail pricing demands.

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

Vertically-integrated, low-cost manufacturing. We maintain our principal production facility in Dongguan, China dedicated to vertically-integrated manufacturing. We have made a significant investment, and continue to invest, in sophisticated machinery to create the tooling and components used in the manufacturing process. This machinery, along with the use of relatively inexpensive labor, enables us to efficiently produce many of our components and to assemble these components to create finished products. We also invest where necessary in automation to offset increased labor costs. By locating our manufacturing facilities in close proximity to Hong Kong, we are also able to leverage both the transportation resources and engineering and managerial expertise available in Hong Kong. We believe that our investment in manufacturing machinery, combined with the strategic use of labor and management resources, allows us to provide customers with high-quality, low-cost products in an efficient and timely manner.

Commitment to quality. We are committed to manufacturing high-quality products and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. We are able to assure the reliability and consistent performance of our products by testing both the individual components and the fully-assembled finished product. Our quality management system has been certified as conforming to the standards of the International Organization for Standardization, or ISO. The ISO is a Geneva, Switzerland-based organization that publishes a series of standards for quality management and quality assurance with the goal of providing guidelines for consistent practices worldwide. Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9002 for the manufacture of electrical household appliances

Focus on sales to brand name customers. Our ability and commitment to develop new and innovative, high-quality products at a low-cost have allowed us to benefit from the increased outsourcing of product development and manufacturing by our brand customers. We intend to enter into collaborative arrangements whenever possible with our brand customers to support their offshore procurement efforts. We still believe in the importance of supporting brands.

Expansion of manufacturing capabilities. We invest either directly or indirectly in all the equipment needed to manufacture our products. In recent years, we have added die casting and electric motor manufacturing to our processes and plan to use our Lite Array subsidiary to develop OLED displays for use in our own products as well as components to be marketed to consumer electronic manufacturers.

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

Display-Oriented Products Business

Our strategy for flat panel displays is very similar to our appliance business. Our initial products are expected to be high definition televisions utilizing liquid crystal display (LCD) or plasma screens, but we plan to focus ultimately primarily on innovative micro-displays and optical systems for larger displays.

Explore and exploit new technologies and business opportunities. We are now actively working on a number of product development programs incorporating multimedia flat-panel display technologies that we believe could positively redirect the focus of our business in the next two to five years. We are not relying on any one technology or product category to succeed, but believe that once one or more of these product categories utilizing flat-panel displays attain market acceptance, they will provide us with a sustainable, growing revenue and income stream.

Lite Array’s OLED Business

Since the acquisition of Lite Array, we have been active in the development of organic light emitting diode (OLED) technology utilizing licensed proprietary single molecule technology. We have built a clean room, acquired a development line and related know-how and are producing OLED display samples for customer evaluation.

According to the forecast of Stanford Resources, a market and technology research firm specializing in the electronic display industry, the worldwide market for OLED displays will grow from about $220 million in 2003 to more than $3.0 billion in 2009, which represents a compound annual growth rate of approximately 56%. Demand has been established for passive matrix OLED displays, including sub-displays for mobile flip-phones and panel displays for car audio systems. In particular, the wide acceptance of OLED in mobile phone sub-displays because of its thin profile, as compared to a LCD module with a backlight, is driving demand. Due to the growth in flip-phones in Asia, particularly in China, our planned production line in Dongguan, China should be well positioned to ship displays to the mobile phone manufacturers directly.

Products

Currently, we design and manufacture a number of small electrical household appliances. During fiscal 2002, 2003 and 2004, ODM products accounted for 48.5%, 39.3 and 25.5%, respectively, of our net sales, with the balance of our net sales being from contract manufacturing performed according to product specifications provided by customers. In fiscal 2004, we produced approximately 2.7 million units.

The following table reflects our net sales for each significant product category in fiscal 2002, 2003 and 2004:

	Fiscal Year Ended March 31,
	2002	2003	2004
	(In thousands)
Product category:
Floor care products	$37,332	$42,143	$49,734
Kitchen appliances	36,086	26,259	12,044
Garment care and travel products and accessories	7,851	2,755	1,574
Other (1)	4,052	4,332	3,549

Total	$85,321	$75,489	$66,901

(1)	Includes environmental care products, personal and health care products and accessories for each of our product categories and display products samples as well as tooling income for procurement, design and manufacturing of tooling and molds.

Kitchen appliances. We began manufacturing kitchen appliances in 1992, and focused much of our ODM design and development efforts in this area over the next ten years. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, indoor grills and rice cookers. Kitchen appliances represented 42.3%, 34.8% and 18.0% of our net sales in fiscal 2002, 2003 and 2004, respectively.

During 2001, a number of changes occurred in the kitchen appliance business, which convinced us that the market for many of the kitchen products we manufacture had changed and that such changes would cease to reward us for innovation and development work with respect to these products. Accordingly, we subsequently decided to concentrate our efforts on manufacturing a smaller number of kitchen appliance products, where innovation (particularly with respect to healthy cooking) is still important, and gradually cease manufacturing other kitchen appliance products. In the past three fiscal years, our most significant reduction in manufacturing has been in breadmakers and food steamers and the total sales of these products decreased from $14.1 million in fiscal 2002 to $3.5 million in fiscal 2004. In addition, the bankruptcies of two of our former major customers, Sunbeam Corporation and Moulinex S.A., the consolidation in the industry and the continued demand by mass merchandisers for lower-priced appliance products have led us to accelerate our diversification strategy and reduce our development efforts of most kitchen appliance products.

Garment care and travel products. We began manufacturing garment care products in 1985. Our garment care products include a variety of steam and dry irons and clothes steam brushes. Garment care products represented 7.7%, 2.9% and 2.0% of our net sales in fiscal 2002, 2003 and 2004, respectively. The decrease in sales in this product category in Europe has been significant, as we decided not to reduce prices and further reduce our margins on these products for one major customer. We also lost business due to Moulinex’s bankruptcy. The travel products we manufacture include travel steam and dry irons, travel hair dryers, travel hair roller sets and voltage converters/adaptors. Travel products represented 1.5%, 0.8% and 0.4% of our net sales in fiscal 2002, 2003 and 2004, respectively.

Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 43.8%, 55.8% and 74.3% of our net sales in fiscal 2002, 2003 and 2004, respectively. As a contract manufacturer, our growth in this category has been principally driven by our product quality, testing systems and sophisticated electric motor production and the fact that our tooling and injection molding machinery for large plastic parts is already in place. We are continuing to concentrate our efforts on introducing ODM floor care products to the market in an effort to reduce our reliance on contract manufacturing for such a significant portion of our business. We believe the introduction of ODM floor care products should help us sustain our profit margins.

Product Design and Development

Our core business is designing, manufacturing and selling a wide range of small electrical household appliances for brand marketers in developed countries. However, we are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. It is our long-term strategy to gradually diversify and transform a portion of our manufacturing facility to produce higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong. We established our subsidiary, Global Display, to develop and market a wide range of display oriented products. Much of this research and development work had its origin in Lite Array’s OLED display business.

Small Household Appliances Business

We dedicate resources to the development of new products that may range from minor design changes in features of existing products to innovative new products with significant new functions or features. In creating new products, we concentrate on developing concepts, functions and features that are not available in existing products, are relatively easy to incorporate and can be produced at a reasonable cost. We seek to reinforce the proprietary nature of our products by obtaining patents when possible and retaining ownership of the tooling required to manufacture them. We believe that the flexibility of our design and manufacturing process allows us to introduce new products with shorter development cycles than most of our customers could achieve if they manufactured these products themselves. In fiscal 1999, we established a testing facility under the Client Interactive Program of Underwriters Laboratories Inc., or UL, in order to achieve UL and Canadian UL certification of our products faster and with less expense.

We established our own design and development department in 1998. It currently has 29 engineers and technical staff including 18 individuals located in Hong Kong and 11 individuals located in the PRC. They are responsible for conducting feasibility analyses of new product ideas, testing of new products, detailed design and tooling engineering and overseeing the initial production runs for these new products. This is done in close collaboration with the sales and marketing departments. Together, both groups evaluate competitive products, monitor changes in consumer buying patterns and plan new products or the improvement of existing products. Since its inception, the product design and development team has contributed to the development of over 200 products.

We employ industrial design, mechanical, electrical and electronic engineers to design, develop and test our products. Employee, customer and retailer feedback is used to test the viability of potential new products and product enhancements. Once targeted for possible production, product and enhancement concepts are conveyed to industrial, and then mechanical, designers, who use computerized design and other leading design and engineering technologies. These engineering technologies include CAD systems, an advanced 3-D solid modeling system and state-of-the-art stereo lithography equipment to design and engineer new products. We believe that these new technologies and equipment have improved the speed and efficiency of the design process and the quality of our finished products.

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

Our expenditures for design and development of small household products were approximately $2.0 million in fiscal 2002, $1.6 million in fiscal 2003 and $1.3 million in fiscal 2004.

Display-Oriented Products Business

We established our subsidiary, Global Display, to develop and market a wide range of display products for our display business. Initially, the primary product development function is to design flat panel high definition televisions (HDTV’s) incorporating plasma or thin film transistor liquid crystal displays (TFT-LCDs). Since the display modules are readily procured from “fab” plants (the capital intensive processing facilities that convert glass, gases and transistors into display modules) we can concentrate our effort on cosmetic design, framing systems and software. We believe the key is software, where we are developing our own video control board designs in order to satisfy different OEM and ODM client requirements, as well as incorporating differentiated audio and video systems in order to enhance performance.

As of March 31, 2004, we had established a dedicated product development team for Global Display of 22 engineers stationed in Hong Kong and 7 in our Shenzhen, PRC office. This team is responsible for the following aspects of flat-panel display development for Global Display:

•	Electronic engineering, including developing software and electronic components, for LCD TVs, plasma displays, rear projection TVs and projectors,

•	Mechanical engineering focusing on structural design to meet the specifications and requirements of customers and agency approvals,

•	Product design providing cosmetic designs to serve different OEM and ODM customers, and

•	Sourcing of critical components and raw materials to ensure our competitiveness in the display market.

In fiscal 2004, our expenditures for design and development for Global Display were approximately $0.7 million but had grown to an annualized level of $0.9 million by the fourth quarter. These expenses are expected to increase in fiscal 2005 as product development work in this area accelerates.

Lite Array’s OLED Business

The Company’s subsidiary Lite Array continued its development of manufacturing processes and product designs for OLED throughout fiscal 2004. A vacuum deposition system has been set up in a clean room in our factory at Dongguan, China and towards the end of the year the prototyping line, including the photolithography equipment we acquired from Opsys US Corporation (“Opsys”), was being installed. The line, when completed in the near future, is expected to have the capacity to produce prototypes for customer product evaluation. Three products are currently being developed for cellular phone displays, car audio and interactive game applications. It is anticipated that one or more of these products can be introduced commercially in late fiscal 2005. We recently established strategic alliances with two OLED display manufacturers, to facilitate the commercialization of our OLED consumer electronic products, such as mobile phone.

In fiscal 2004, our expenditure for design and development for OLED, excluding license amortization, was approximately $300,000, as compared to $140,000 in fiscal 2003, the majority of which was for wages and salaries of our technical staff and engineers. As of March 31, 2004, the OLED program had a product development group of seven people in the PRC.

We expect Company-wide design and development expenses to increase to include approximately $1.5 million for Lite Array and approximately $6.0 million for Global Display and $1.0 million in our core business in fiscal 2005.

Manufacturing

We maintain our principal production facility in the township of Dongguan, Guangdong Province, China, which is a self-contained 1.85 million square foot vertically-integrated manufacturing complex. Vertical integration enables us to manufacture high-quality products at a low cost. It also allows us to emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We have made a significant investment in machinery to create the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enables us to efficiently produce many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic, metal and die-casting parts, switches and circuit boards. We also have a multi-faceted coatings line and pad printing capability. We sub-contract the production of certain components either when they can be bought from other suppliers at lower prices or if we do not have the specialized machinery to produce the component or when we can allocate our production capacity more efficiently to alternative tasks. We do not generally depend on other manufacturers to provide key parts or accessories.

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

Our physical space is less than fully utilized and we have excess capacity available to meet any temporary surge in our requirements and also for future development. Excluding dormitories, cafeterias and recreation areas, roads and portions of land reserved for future expansion, the completed production area is approximately 1.56 million square feet. Currently we are utilizing approximately 80% of our manufacturing facility’s production capacity. In fiscal 2004, we did not reduce our workforce significantly as it was anticipated that mass production of display products would soon commence and we were concerned about the inadequate supply of labor in Guangdong Province. Specialized skills are generally not required for most of our manufacturing workforce and we believe that we will be able to acquire the necessary labor when product demand increases. However, due to demand for labor in Guangdong Province exceeding supply, we expect the cost of labor to increase substantially. We therefore plan to invest in more automation to help hold down our cost of production.

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

Our subsidiary Lite Array, formerly operated a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. As further disclosed under “Item 4.B—Business Overview,” Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us in fiscal 2002. In fiscal 2003, we sold the TFEL business to the former management of Lite Array including the interest in the joint venture in Jiangmen, China.

We are in the process of establishing an OLED prototype production facility in our Dongguan manufacturing complex and plan to make use of the existing administrative, engineering and logistical support to help minimize our costs.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys. We purchased their R&D experimental production equipment for small molecule OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States

Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We have removed and shipped the equipment to our facility in Dongguan, China and we have completed re-installing it in a new clean room. We plan to operate this R&D line and produce prototypes and samples from it during fiscal 2005.

Quality Control

We are committed to manufacturing products of the highest quality and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. All incoming raw materials and components are inspected by our quality control personnel. During the production stage, our quality control personnel inspect all work-in-process at several points in the production process. We are able to test the reliability and consistent performance of our products by testing both individual components and the fully-assembled finished product. We provide access to our manufacturing facility for representatives of our major customers to allow them to monitor production and to provide them with direct access to our manufacturing personnel.

Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9002 for the manufacture of electrical household appliances. Our receipt of ISO 9002 certification demonstrates that our manufacturing, installation and servicing of products have met specified requirements.

Suppliers

We obtain over 7,000 different component parts from more than 350 major suppliers. We are not dependent upon any single supplier for any key component. Our recent supply agreements with Oplus and Samsung do not prohibit us from sourcing from other vendors who are willing and able to supply reliable and economic source of display components and raw materials. Certain of our major component parts, such as plastic, metal sheets and packaging, are purchased solely from outside suppliers. Others, such as motors and electrical and electronic parts, are either manufactured by us or purchased from outside suppliers, depending on the complexity of the component and the capacity of our facilities at the time. We believe that we can obtain all of these components from alternate sources if necessary. Raw materials, electronic components and other parts are either sourced in China or from other countries, primarily the United States, Japan and Germany. Raw materials from outside China are generally shipped through Hong Kong and then transported by truck to our factory in China. Transactions with our suppliers are based on purchase orders issued by us from time to time and we have no other written agreements with our suppliers. Orders for components are based on actual orders and forecasts that we receive from our customers that reflect anticipated shipments during the production cycle for a particular model. See “Product Design and Development” Many of the raw materials used in our products including plastics that are purchased outside China are subject to any applicable duties. See “Foreign Issuer Considerations.”

Since we are dependent upon outside suppliers for all of our raw material needs, including plastic resins, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In recent months plastic pricing has been very volatile and current prices are 60% higher than a year ago. We work closely with our customers and suppliers in order to minimize the amount of inventory of raw materials we keep on hand and we are working on improving our automated inventory maintenance and control system to assist us in doing this. In order to expedite the production process and reduce the risk of delays caused by the non-delivery of supplies, it is our general policy to source each component from two or more suppliers. This multi-source approach is intended to ensure the delivery of the components necessary in the manufacturing process should one supplier be unable to deliver. Historically, we have not experienced any difficulty in obtaining component parts.

Major Customers

Sales to seven major customers, Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil®), Morphy Richards Limited (which sells under the brand name Morphy Richards®), Global Marketing Corp. (whose customer sells under the brand name Gevalia®), Hamilton Beach/Proctor-Silex, Helen of Troy Limited (which sells under the brand names Vidal Sassoon® and Revlon® amongst others), Moulinex S.A. (which sold under the brand names Moulinex® and Krups®) and Sunbeam Corporation (which also sells under the brand names Oster® and Mr. Coffee®), accounted for 51.7%, 73.3% and 83.8% of our net sales during fiscal 2000, 2001 and 2002, respectively. In fiscal 2003, sales to seven major customers with Black & Decker (which sells under the brand name Black & Decker®), Kenwood®, and Eureka® replacing Moulinex, Sunbeam and Hamilton Beach accounted for 86.8% of our net sales in fiscal 2003. In fiscal 2004, sales to those same seven major customers, accounted for 94.3% of our net sales in fiscal 2004. During each of past three fiscal years, sales to the following customers accounted for more than 10% of our total net sales in any one year:

	Fiscal Year Ended March 31,
	2002	2003	2004
Royal Appliance Manufacturing Co.	42.5%	44.3%	48.4%
The Eureka Company	0.0	5.7	26.1
Morphy Richards Limited	12.2	1.2	1.1
Global Marketing Corp.	13.9	12.2	0.1
Black & Decker	4.9	13.3	4.3

The increase in percentage sales to major customers from 86.8% in fiscal 2003 to 94.3% in fiscal 2004 is primarily due to sales of floor care products to Eureka, a new customer in fiscal 2003. In fiscal 2004, sales to this customer were approximately $17.5 million or 26.1% of our net sales as compared to $4.3 million, or 5.7% of our net sales in fiscal 2003. Sales of floor care products to our major customer, Royal Appliance Manufacturing Company (“Royal”) decreased in dollars from $33.4 million, or 44.3% of net sales, in fiscal 2003 to $32.4 million, or 48.4% of net sales in fiscal 2004. On December 17, 2002, Techtronic Industries Company Limited (“TTI”) and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced its acquisition of Royal by way of merger. Following the completion of the merger, Royal has operated as a wholly owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all Royal products. We have not received any formal or informal notice from Royal and we cannot predict when TTI will begin producing all of Royal products and stop buying from us, but believe such a result is likely to occur within the reasonably near future. Net sales are expected to decline unless we are able to replace Royal with another major floor care company as a customer in the near future.

Although the relative percentage of sales to each of our major customers changes each year, we expect that in the foreseeable future we will be dependent on between four and seven major customers during each fiscal year. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made by purchase orders received by us from time to time without any firm commitment for sales levels over a long-term period.

Marketing

Our worldwide sales and marketing activities are managed by a team of executives based in Hong Kong and Macau who maintain frequent contact with our customers. We maintain relationships with our customers by employing senior marketing personnel who understand the culture of our customers’ local market and share the same language with the employees of our customers who make purchasing decisions. For a breakdown by geographical markets of our net sales during the past three fiscal years, see Note 26(a) of Notes to Consolidated Financial Statements.

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

Our newly established subsidiary, Global Display, intends to market display products the same way. Display products currently being planned include various sizes of LCD TVs, front and rear projectors, eye-viewers, medical monitors and Plasma TVs. Initially, we plan to target the medium-size brands that can react quickly and require only smaller quantities of a particular product. Twelve to eighteen months after such product introduction, we intend to begin to contract manufacture for brand marketers and buying groups, which need to procure higher quality display products at a lower cost. We believe that our competitive advantage lies in our ability to manufacture high quality, innovative products at competitive prices while allowing our customers to provide us with the concepts, designs and specifications to satisfy their needs and the needs of their customers. We also currently plan to market our display products to yacht manufacturers, hotel chains, computer companies and e-commerce businesses that require specialized displays not available from the leading consumer brands.

Competition

We believe that the markets for our core products are mature and highly competitive and that competition is based upon several factors, including price, product features and enhancements and new product introductions. We compete with established companies in Hong Kong and China, a number of which have substantially greater technical, financial and marketing resources than us. For ODM products, competition is based on uniqueness of features, combination of features offered and brand name, as well as unit price, product quality and availability and service. Competition for contract manufacturing products is based primarily on unit price, product quality and availability and service. Except for opening price point products, we believe that we compete favorably in each of these areas, especially if the product is relatively sophisticated to manufacture. We believe that we possess a competitive advantage in our ability to sell innovative products based on our proven design and development capabilities and our ability to introduce them at competitive prices. In addition, while individual contract manufacturing customers may have preferences among their approved suppliers, management believes that no company dominates the market as contract manufacturing customers tend to order from several different suppliers in order to lessen dependence on any one entity.

In our display business we face competitors from Japan, Korea and Taiwan as well as China. There are a significant number of these that have their own “fab” plants and well regarded brands. As a niche marketer concentrating on design, low cost and innovation, we are unlikely to compete directly with them. We intend to compete with the Taiwan and Chinese producers in the same way as we do with our core products.

A number of companies in Hong Kong, Taiwan and Korea have invested in OLED production facilities but many of them do not have the same key license we have to enable them to market in the developed countries where the original patents have been registered. We also believe that demand will exceed supply for a number of years and therefore competition will not be a significant factor in the OECD countries.

Intellectual Property Rights

We currently hold 68 patents, of which four were approved in fiscal 2004. Our patents are registered in various jurisdictions, including the United States, the United Kingdom and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Any infringement claim or other litigation against us could have a material adverse affect on our business, operating results and financial condition. After considering all the facts known to us and based on the advice of legal counsel, however, we do not believe that any current asserted claims or actions will have such a material adverse effect and the likelihood of a negative effect on our operating results is remote.

Certain agreements with our ODM customers include indemnification provisions against patent infringement claims relating to such products. Along with a customer, we are currently defending a patent infringement claim relating to one of our deep fryer models, a product line, that represented 9.2%, 2.0%, 0.5%, 0.3% and 6.2% of our net sales in fiscal 2000, 2001, 2002, 2003 and 2004, respectively. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this infringement claim will be resolved in our favor or the customer or that other parties will not assert infringement claims against us in the future.

At the time of Lite Array’s acquisition, we also acquired a license for small molecule passive matrix (“PM”) OLED display technology. Under the license, we may use the patents and proprietary technology in our manufacturing and marketing of OLED products and it gives us the right to purchase from the licensor certain patented materials for use in the manufacture of OLED products. PM OLEDs are well suited for low manufacturing cost, low-content applications such as an alphanumeric display. We believe that in the future when there are wider product applications and increased market demand for OLED products, development of full color active matrix OLED will be further stimulated and its technology will also become more mature. There can be no assurance at this time, however, that our OLED program will be financially successful.

Foreign Issuer Considerations

Because we are a foreign issuer incorporated in the British Virgin Islands and we conduct our operations and own assets primarily in China and Hong Kong, our operations and assets are subject to significant political, economic, legal and other uncertainties in China, Hong Kong and, in some instances, the British Virgin Islands. These uncertainties include the following.

Conditions in China. China is a socialist state which, since 1949, has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Moreover, economic reforms and growth in China have been more successful in certain provinces than in others and the continuation or increase of such disparities could affect political or social stability. In December 2001, China was admitted to the World Trade Organization after 15 years of negotiations and was granted the full trading rights of a WTO member country, but is still considered to be a high risk nation for business and investment in the Asian region. Although recently China has permitted greater provincial and local economic autonomy and private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every section of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support the economic reform program that commenced in the late 1970’s and possibly to return to the more centrally-planned economy that existed prior thereto, could have a significant effect on economic conditions in China and on our operations. Also, the legal system of China relating to foreign investments is both new and continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.

On June 29, 2003, China and the Hong Kong Special Administrative Region (“HKSAR”) entered the Closer Economic Partnership Agreement (“CEPA”), which was implemented on January 1, 2004. Under CEPA, Hong Kong companies can benefit from liberalized measures beyond the scope of China’s commitments in its WTO accession treaty. The Arrangement covers three areas: trade in goods; trade in services and trade and investment facilitation. Under CEPA, 90% of Hong Kong domestic exports to China can enjoy zero tariffs. CEPA also opens 18 service sectors to Hong Kong companies. In this respect, China has given Hong Kong an advantage under CEPA in that Hong Kong companies can enjoy more benefits under CEPA compared with the provisions of the WTO. The Arrangement presently has no direct positive impact on us since our products are shipped to overseas customers but it could possibly benefit our display and OLED business in the future.

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

Our location in Southern China offers us low overhead and competitive (although higher than the Northern provinces in China) labor rates. The location of our factory in Dongguan Township, Guangdong province provides us with the ability to manage factory operations from Hong Kong and facilitates transportation of our products to markets outside China.

Any re-occurrence of Severe Acute Respiratory Syndrome (“SARS”) and Avian Influenza in China could also significantly impact our manufacturing plant located in Dongguan, China. Inability to travel by our Hong Kong based supervisory staff and other labor problems could seriously disrupt our manufacturing operation and cause significant delays in production.

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

could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice. There also can be no assurance that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government’s program of privatizing many state-owned enterprises, the government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expense being incurred by us. Economic development may be limited as well by

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

Chinese environmental law. Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People’s Republic of China, which became effective on December 26, 1989. The law sets national standards for environmental quality and monitoring, as well as the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections by local branch of the State Environment Protection Administration (SEPA). We have passed our most recent inspection and believe that we are in material compliance with all applicable environmental laws. There can be no assurance, however, that we will continue to pass future inspections or that we will continue to be in material compliance with all applicable environmental laws in the future. Environmental regulation is evolving in China and the imposition of additional or more stringent environmental laws by China, or more stringent enforcement of existing laws, could cause us to have to make substantial additional capital expenditures to maintain compliance in the future. The necessity to make such additional capital expenditures could have a material adverse effect upon our results of operations and financial condition.

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of six of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct sales, marketing, product design and development, administration and other activities in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international political and economic relations.

As of July 1, 1997, Hong Kong became a Special Administrative Region, or SAR, of China, with certain autonomy from the Chinese government, including being a separate customs territory from China with separate tariff rates and export control procedures and maintaining a separate intellectual property registration system. All land leases in effect at the time of the transfer of sovereignty were extended for a period of 50 years, except for those leases without a renewal option expiring after June 30, 1997 and before June 30, 2047. Hong Kong continues to be a member of the WTO and the Hong Kong dollar continues to be legal tender, freely convertible into Renminbi, and not subject to foreign exchange controls. The Hong Kong SAR government, as set up by China, has sole responsibility for tax policies. Notwithstanding the provisions of these international agreements, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong.

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

Macau was founded by the Portuguese in 1557. It lies approximately 40 miles west of Hong Kong and has a population of approximately of 500,000. Portugal signed the Sino-Portuguese Joint Declaration with China on April 13, 1987 providing the return to Chinese administration. In the Sino-Portuguese Joint Declaration, China has promised to respect Macau’s existing social and economic systems and lifestyle for 50 years. Similar to Hong Kong, Macau has been set up as a SAR with its own legal and economic systems. Notwithstanding the provision of these international agreements, there can be no assurance as to the continual stability of political, economic or commercial condition in Macau.

C.	Organizational structure.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Country	Ownership
Wing Shing Products (BVI) Company Limited	British Virgin Islands	100.0%
Wing Shing Overseas Limited	British Virgin Islands	100.0
Pentalpha Enterprises Limited #	Hong Kong	100.0
Pentalpha Hong Kong Limited #	Hong Kong	100.0
Kwong Lee Shun Trading Company Limited #	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	China	100.0
Global-Tech USA, Inc.	United States	100.0
Pentalpha Macau Commercial Offshore Limited	Macau	100.0
Global Lite Array (BVI) Limited	British Virgin Islands	76.8
Lite Array (BVI) Company Limited*	British Virgin Islands	76.8
Lite Array, Inc.*	United States	76.8
Global Display Limited #	Hong Kong	100.0
GT Investments (BVI) Limited	British Virgin Islands	100.0
Dongguan Lite Array Company Limited	China	100.0
Lite-Array (OLED) H.K. Limited[1]	Hong Kong	100.0
Global Optics (HK) Limited[2]	Hong Kong	100.0
MasterWerke Ltd. [3]	United States	100.0

Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. GT Investments (BVI) Limited is an intermediate holding company of Pentalpha Hong Kong Ltd., Pentalpha Enterprises Limited, Kwong Lee Shun Trading Company Limited and Global Display Limited.

Global Lite Array (BVI) Limited is an investment holding company of Lite Array (BVI) Company Limited and Lite Array, Inc.

Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to our customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to our customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to us. Dongguan Wing Shing Electrical Products Factory Company Limited and Dongguan Lite Array Company Limited are our manufacturing facilities located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to us. Pentalpha Macau Commercial Offshore Limited is primarily engaged in selling finished goods to our customers. Lite Array (BVI) Company Limited is primarily engaged in buying raw materials and selling organic solid state flat-panel displays to our customers. Lite Array, Inc. is primarily engaged in research and development of organic and inorganic solid-state flat-panel displays. Global Display Limited is primarily engaged in marketing and developing electronic products utilizing multimedia flat panel displays.

We recently established two new subsidiaries, Lite Array (OLED) HK Limited and Global Optics (HK) Limited. Lite Array (OLED) HK Limited is primarily engaged in procuring and marketing OLED displays and Global Optics (HK) Limited is primarily engaged in designing and procuring optical systems for use in microdisplays and projection televisions.

*	100% owned by Global Lite Array (BVI) Limited.

#	100% owned by GT Investments (BVI) Limited

1	Lite-Array (OLED) H.K. Limited was incorporated in Hong Kong on June 4, 2004.

2	Global Optics (HK) Limited was incorporated in Hong Kong on June 11 2004.

3	MasterWerke Ltd was acquired by Global-Tech USA, Inc as a subsidiary on April 30, 2004. Masterwerke is primary engaged in product evaluation.

D.	Property, plant and equipment.

China

Our manufacturing facility located in Dongguan, China, has been expanded to 1.85 million square feet. The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodations for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 1.56 million square feet. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043. In fiscal 2004, we had paid approximately $200,000 for the outstanding land transfer fees for the formal grant of the lease rights. As of March 31, 2004, we still owed approximately $91,000 in transfer fees with respect to this transaction. We will not receive a formal grant of lease rights until the transfer fees are paid and the appropriate documents are processed by the government agencies in China. The formal grant of lease rights is required should we decide to sell this property or lease it to a third party. We have no present intention to pursue either of these alternatives. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for a further 20 years upon payment of a fee of $23.00 per square meter, or a total of $160,000 for the whole land use right extension. Currently we are in the process of incorporating the manufacturing facilities of Global Display and Lite Array into our manufacturing complex. Global Display has completed trial production runs and has produced samples for our customers. It is anticipated that mass production high definition flat panel televisions will commence in mid fiscal 2005.

Since fiscal 2001, we have gradually transferred some of our product design and engineering functions to an office in Shenzhen, China. We selected Shenzhen because of its close proximity to our Dongguan factory and Hong Kong administrative office. This location makes it easier for our engineers and R&D staff to provide assistance at both locations. Additionally, this location allows us to recruit qualified staff from local universities and other provinces. With the continued expanding need for R&D functions, effective March 2003, we relocated the

R&D center to another location in Shenzhen with more space for housing additional staff and equipment. The new R&D center is approximately 9,800 square feet and is leased through July 2005 at an annual rent of approximately $40,000. Currently, we have a team of approximately 30 engineers and technical staff in the Shenzhen R&D office, engaged in new product design and engineering.

Our subsidiary, Lite Array operated a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. As we have explained under “Item 4.B- - Business Overview,” Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited, entered into an agreement to sell Lite Array’s TFEL display business, including the shares that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China to the former management of Lite Array.

Hong Kong

On April 17, 2002, we renewed our lease with our affiliate Wing Shing Products Company Ltd. (see “Item 7.B—Related Party Transactions”), for office space located in the Kin Teck Industrial Building in Aberdeen, Hong Kong. From the Company’s founding to September 10, 2002, we had operated our administrative offices and sales and marketing, purchasing, accounting and finance, product design and development and limited warehousing out of this space. Pursuant to the lease, we had paid annual rent of approximately $102,000. The lease will expire on March 31, 2005.

On July 29, 2002, we entered into a lease of 77 months for office space located in 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The total office space is approximately 13,961 square feet at an annual rent of approximately $248,000. We relocated our administrative office to this space effective September 10, 2002 and ceased paying rent on the office portion of the lease in the Kin Teck Industrial Building effective September 30, 2002. On September 17, 2002, we entered into an amendment of the lease agreement with Wing Shing Products Company Ltd., to lease two floors for warehousing. The amended lease will expire on March 31, 2005.

On June 15, 2003, we entered into a 24-month lease for office space located on the twelfth floor of the Kin Teck Industrial Building, Aberdeen, Hong Kong. The total office space is approximately 7,400 square feet and is occupied by the product development group of Global Display. Annual rent for this space is approximately $51,000. Effective from April 1, 2004, we leased some office space on the thirteenth floor of the Kin Teck Industrial Building, Aberdeen, Hong Kong. The total office space is approximately 3,670 square feet and is occupied by the product development group of our home appliances business. Annual rent is approximately $20,000. Both leases were with a related party.

Macau

On October 15, 2001, we entered into a 24-month lease for office space on the 15th floor of the Macau Finance Centre, Rua de Pequim 244/246, Macau. The lease expired on October 2003 and was renewed for a further twelve months. The total office space is approximately 1,400 square feet and is occupied by the sales and accounting staff of Pentalpha Macau Commercial Offshore Limited. Annual rent for this space is approximately $17,000.

We believe that our administrative office space in Hong Kong, Shenzhen, China and Macau will be adequate for the operation of our business for the foreseeable future. We believe that with expansion of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. This factory is currently utilized at considerably less than full capacity. We anticipate that any further expansion and diversification of our floor care product line or expansion of our display business could increase utilization at the Dongguan facility and require us to fit out more of the infrastructure and purchase additional equipment.

Item 5. Operating and Financial Review and Prospects.

A.	Operating results.

	Fiscal Year Ended March 31,
	2002	2003	2004
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	76.4	72.7	79.1

Gross profit	23.6	27.3	20.9
Selling, general administrative expenses	16.8	20.3	24.9

Operating income (loss)	6.8	7.0	(4.0)
Interest expense	0.1	0.1	0.0
Interest income	2.3	1.6	1.3
Other income	0.1	0.3	0.6

Income (loss) from continuing operations before income taxes	9.1	8.8	(2.1)
Provision for income taxes	1.7	0.8	0.2

Income (loss) from continuing operations	7.4	8.0	(2.3)
Discontinued operations:
Loss from operation of the discontinued thin-film electroluminescent (“TFEL”) display business	12.9	1.1	0.0
Gain on disposal of TFEL display business	0.0	0.0	0.0

Income (loss) before minority interests	(5.5)	6.9	(2.3)
Minority interests	1.8	0.0	0.0

Net income (loss)	(3.7)	6.9	(2.3)

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Tooling income is not a primary source of our sales revenue and immaterial to overall sales. Net sales consist of gross amounts invoiced less discounts and returns. Revenues from product sales are recognized at the time of shipment when title passes. Under the Company’s standard terms and conditions of sale, which are mainly FOB shipping point, title and risk of loss transfer to customers at the time product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly unless customer acceptance is uncertain or significant obligations remain. It is rare to have any contingency concerning title passing when explicit shipping terms are stated. We do not recognize sales for those products where the customer has any right of return. Returns historically have been immaterial.

Net sales in fiscal 2004 decreased approximately 11.4% to $66.9 million from $75.5 million in fiscal 2003. The decrease was primarily due to declining sales in kitchen appliances, and garment care and travel products that were not offset by the increase in sales of floor care products.

Net sales are comprised primarily of sales in our three product categories: kitchen appliances; garment care and travel products and floor care products. Sales in each major category for fiscal 2004 as compared to fiscal 2003 were as follows:

•	floor care product sales increased to $49.7 million, or 74.3% of net sales, from $42.1 million, or 55.8% of net sales, primarily due to new floor care product models contracted for by new customers. We anticipate that the sales of floor care products will continue to be a significant revenue source for us in the near term.

•

kitchen appliance sales decreased to $12.0 million, or 18.0% of net sales, from $26.3 million, or 34.8% of net sales, primarily due to decreases in sales of coffeemakers, breadmakers, and food steamers partially offset by increased sales of deep fryers. In fiscal 2004, our last remaining significant customer for coffeemakers chose to source from a lower cost competitor at prices we chose not to match. We anticipate that the sales of kitchen appliances will continue to decrease in the near future. We do not believe the decrease in sales of kitchen appliances will have a significant impact on our results of operations.

•	sales of garment care and travel products decreased to $1.6 million, or 2.4% of net sales, from $2.8 million, or 3.7% of net sales, primarily due to the decrease in sales of steam clothes brushes and steam irons to our only major customer for these based in Europe.

In fiscal 2004, sales to North America accounted for $56.1 million or 83.9 % of net sales as compared to $64.8 million, or 85.8% of net sales in fiscal 2003. We anticipate that North America will continue to be our dominated market in fiscal 2005. In fiscal 2004, sales to Asian countries increased by approximately $3.5 million to $5.7 million, or 8.6% of net sales in fiscal 2004 from $2.3 million, or 3.0% in fiscal 2003. The increased Asian sales were primarily due to the increased sales of a deep fryer model which accounted for 6.2% of net sales in fiscal 2004. However, there is no assurance that the customer will continue to buy this deep fryer model from us or that sales to Asia will continue to increase in fiscal 2005.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, in-bound freight, depreciation and factory overhead. Gross profit in fiscal 2004 was $13.9 million, or 20.9% of net sales, as compared to $20.6 million, or 27.3% of net sales, in fiscal 2003. The decrease in gross profit as a percentage of net sales was primarily due to lower selling prices, higher material costs and lower production levels to absorb overhead. We reduced our selling prices on some of our products particularly to our largest floor care customers to assist them in retaining shelf space at the mass merchants. As we anticipate that sales of floor care products will continue to be a significant sales revenue source for us in the future, we believe we may have to lower the price of certain of our floor care products to retain and attract new floor care customers. In fiscal 2004, our raw material costs as a percentage of net sales was approximately 63.6% as compared to 59.1% in fiscal 2003. In addition, the increase in material costs including plastic resin, metal and motor components that were mostly used in the manufacturing of floor care products currently cannot be shifted to our customers. In particular, we are required to use higher-grade plastic resins, which are more expensive, for our manufacture of floor care products.

Labor and overhead expenses as a percentage of net sales were 15.5% in fiscal 2004 as compared to 13.6% in fiscal 2003. There was a shortage of labor in Guangdong Province and as a result, wage rates and benefits increased. In addition, we had higher depreciation charges due to the change in useful lives of some of our fixed assets as well as increases in overhead expenses including consumable goods, loose tooling and staff benefits. Overhead is primarily a fixed cost so production activity levels directly impact gross profit. We are continuing to deploy automation in an effort to control our production costs. For example, we recently shipped equipment to our manufacturing facility that when installed will automate our system of surface mount assembly on printed circuit boards. We believe this automation process will enhance our product quality and reduce overhead expenses.

Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A expenses are related to advertising and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees and utilities. SG&A expenses in fiscal 2004 were $16.7 million, or 24.9% of net sales, as compared to $15.3 million, or 20.3% of net sales, in fiscal 2003. Shipping, handling or other costs that are incurred for the sale of products are classified as a selling expense. The primary shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2004 and 2003, shipping and handling costs charged to selling expenses were $1.4 million and $1.8 million, respectively.

Out of the total SG&A expenses in fiscal 2004, $2.0 million and $2.2 million respectively were attributable to our new display and OLED programs compared to $1.3 million for our OLED program in fiscal 2003. The aggregate increase of $2.9 million was the main contributor to our total SG&A expenses increasing $1.4 million. Shipping savings due to lower volume and a reduction in engineering and administrative staff in our core business offset some of the increase in our display and OLED programs and legal and professional fees. We do not believe the reduction in engineering and administrative staff will have a significant impact on our results of operations of the core business.

Approximately 20% of the SG&A expenses for our display program was for marketing and business development and the balance for actual product development. In both fiscal 2004 and 2003, SG&A included license amortization of $0.7 million. Excluding this, our OLED development program costs increased to $1.5 million in fiscal 2004 from $0.6 million in the prior year.

We expect that SG&A expenses will increase for both the Global Display and OLED programs in fiscal 2005 as a result of an accelerated effort to market and produce display products. However, we plan to continue to tighten our control on other discretionary costs particularly those related to our small appliance business. For fiscal 2005, we plan to spend approximately $6 million to further support and expand research and development for our display programs. In addition, we plan to incur approximately $1.0 million and $1.5 million for our core business and OLED program, respectively.

The primary components of design and development expense included in SG&A include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for engineers and designers. In fiscal 2004, total product development expenses were $2.3 million as compared to $1.8 million (after netting out the effect of discontinued operations in fiscal 2003) in fiscal 2003. Of the $2.3 million in fiscal 2004, $0.7 million and $0.3 million were incurred in the display and OLED programs, respectively.

Operating income (loss). In fiscal 2004, we incurred an operating loss of $2.7 million, as compared to an operating income of $5.3 million in fiscal 2003. The decrease was mainly due to lower gross profit due to decreased sales and production in our core business and an increase in investment in our new display program and our OLED development.

Interest expense, interest income and other income, net. Interest expense consists of interest on our short and long-term bank loans. Interest expense was approximately $18,000 in fiscal 2004 as compared to $57,000 in fiscal 2003. The decrease in interest expense was due to lower outstanding bank loans and a lower effective rate on our loan borrowings. Interest income in fiscal 2004 was approximately $851,000 as compared to $1.2 million in fiscal 2003. The decrease was due to a decline in interest rate on the funds invested by the Company as we primarily invest cash in low risk financial instruments. In fiscal 2004, we had an average invested fund balance which includes cash and cash equivalents and short-term investment of approximately $63.5 million with an average rate of return of approximately 1.3% as compared to an average invested fund balance of approximately $59.7 million with an average rate of return of approximately 2.1% in fiscal 2003. Other income, net includes sundry and non-recurring income. Other income, net, in fiscal 2004 was approximately $428,000, as compared to $228,000 in fiscal 2003, and consisted primarily of exchange gains in both years.

Income tax. We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction in which our subsidiaries do business. Certain of our income accrues in China where the effective tax rate is 27.0% and in Hong Kong, where the corporate tax rate is 17.5% on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of income reflects a provision for estimated taxes for the current fiscal year and adjustments for over-or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempt from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authorities confirmed our amended tax returns as submitted, establishing the first profitable year as 1999. Our Chinese subsidiary was not therefore subject to income tax from 1999 and 2000 and received a 50% exemption for the years from 2001 to 2003. Commencing January 1, 2004, our subsidiary in China is subject to the full tax rate of

27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited, which is also exempt from income tax for a two year period effective from its first profitable year and followed by a 50% exemption for the next three years. We do not believe the full implementation of the PRC income taxes will have a significant impact on our financial condition and results of operations. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulations.

We had taxable income in Hong Kong in both fiscal 2004 and 2003. The financial statements include provisions for profits tax of approximately $108,000 and $624,000 in fiscal 2004 and 2003, respectively.

Discontinued operations. In the third quarter of fiscal 2003, we sold the TFEL business to the former management of Lite Array, Inc. The loss from operations of the discontinued TFEL business was $835,000 (excluding $29,000 gain on disposal of TFEL business) in fiscal 2003.

Net income (loss). In fiscal 2004, net loss was approximately $1.5 million, or $0.13 per share as compared to a net income of $5.3 million, or $0.43 per share in fiscal 2003.

Fiscal Year Ended March 31, 2003 Compared with Fiscal Year Ended March 31, 2002

Net Sales. Our sales includes sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products pursuant to customer purchase orders. Tooling income is not our primary source of sales revenue and immaterial as related to sales. Our net sales consist of gross amounts invoiced less discounts and returns. Revenues from products are recognized at the time of shipment when title passes. Under the Company’s standard terms and conditions of sale, which are FOB shipping point, title and risk of loss transfer to customers at the time the product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly unless customer acceptance is uncertain or significant obligations remain. It is rare to have any contingency concerning the passage of title when explicit shipping terms are stated. We do not recognize sales for those products where the customer has any right of return. Returns historically have been immaterial.

Net sales in fiscal 2003 decreased approximately 11.5% to $75.5 million from $85.3 million in fiscal 2002. Decreases in sales of kitchen appliances, garment care and travel products were partially offset by the increase in sales of floor care products. Our floor care products sales to one major customer, Royal Appliance (“Royal”) decreased from $36.2 million in fiscal 2002 to $33.4 million in fiscal 2003. However, the reduction in sales to Royal was more than offset by sales of floor care products to new customers. Despite being acquired by TTI, our competitor in Hong Kong, Royal continued to place purchase orders on the existing floor care products manufactured by us. Our sales of personal care and kitchen appliance products were also negatively impacted by the bankruptcy of Moulinex.

Net sales are comprised primarily of sales in our three major product categories: kitchen appliances; garment care and travel products and floor care products. Sales in each major category for fiscal 2003 as compared to fiscal 2002 were as follows:

•	sales of kitchen appliances decreased to $26.3 million, or 34.8% of net sales, from $36.1 million, or 42.3% of net sales, primarily due to the decrease in sales of coffeemakers, breadmakers, and food steamers, deep fryers and food processors to two major European customers.

•

sales of garment care products decreased to $2.2 million, or 2.9% of net sales, from $6.5 million, or 7.7% of net sales, primarily due to the decrease in sales of steam irons to our only major customer for these products based in Europe. That customer was able to secure a lower cost source of supply in

China and we chose not to match that lower price because of the impact it would have on our profit margins.

•	floor care products sales increased to $42.1 million, or 55.8% of net sales, from $37.3 million, or 43.8% of net sales, primarily due to new floor care product models contracted for by new customers. We anticipate that sales of floor care products should continue to be a significant source of revenue for us in the near term and will generate profit sufficient to offset the impact of the anticipated sales decrease in the garment care and kitchen appliance product categories.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, freight in, depreciation and factory overhead. It has historically been our goal to attempt to make product development decisions and work with particular partners based on the opportunity for consistently profitable sales. Since fiscal 2001, sales of certain personal care and kitchen appliance products have consistently resulted in lower gross margins. In recent years, we have concentrated on manufacturing more profitable floor-care products to offset the price pressure being exerted by mass merchandisers on garment and kitchen appliance products. Consequently, we have experienced decreased sales on lower margin products such as coffeemakers, breadmakers, food-steamers and steam irons because of our business decision to concentrate on the manufacture of products with higher profit margins.

Gross profit in fiscal 2003 was $20.5 million, or 27.3% of net sales, as compared to $20.2 million, or 23.6% of net sales, in fiscal 2002. The increase in gross profit as a percentage of net sales was primarily due to lower material costs. In fiscal 2003, our raw material costs as a percentage of net sales were approximately 59.1% as compared to 62.5% in fiscal 2002. This decrease resulted primarily from better supply chain management in raw materials and product components. Labor and other overhead expenses as a percentage of net sales were 13.6% in fiscal 2003 as compared to 13.8% in fiscal 2002. Excluding similar depreciation charges for both fiscal 2002 and 2003, labor and overhead expenses as a percentage of net sales were approximately 8.9% in fiscal 2003 as compared to 9.3% in fiscal 2002.

Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A, expenses are related to advertising and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees and utilities. SG&A expenses in fiscal 2003 were $15.3 million, or 20.3% of net sales, as compared to $14.3 million, or 16.8% of net sales, in fiscal 2002. We incurred more design and prototyping costs in fiscal 2003 due to initiating a number of programs for our display business. We were not able to achieve our goal of maintaining SG&A expenses at 15% of net sales as we incurred higher depreciation and amortization charges for transportation equipment and our OLED license and higher rent due to relocation of our executive office in September 2002, which was only partially offset by a reduction in selling and transportation expenses and legal and professional fees. It is anticipated that the Global Display and OLED programs will not generate sufficient revenue in fiscal 2004 to absorb the SG&A expenses incurred in respect of these programs. Therefore, we expect SG&A expenses will continue to increase in the near future and we anticipate that our target of 15% of net sales will be exceeded in the next few years by a significant factor until sales of display oriented products materialize. Over the next two fiscal years, we expect design and development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million for Lite Array and approximately $1.5 million for Global Display and the balance in our core business. It is anticipated that these increased development costs included in SG&A expenses will have a material impact on our results of operations for fiscal 2004 and into the following year.

In fiscal 2002, we recognized approximately $0.3 million for the impairment of property, plant and equipment; $5.2 million representing our share of a loss in a joint venture and $3.6 million for the write-off of goodwill arising from the acquisition of the TFEL business, which are all reflected separately in discontinued operations on our financial statements.

The primary components of design and development included in SG&A expenses include expenses related to sample design, patent fees, testing charges, inspection fees and salaries for engineers and designers. Development expenses were approximately $2.2 million and $2.0 million in fiscal 2002 and 2003, respectively. After netting out the effect of discontinued operations, development expenses were $2.0 million and $1.8 million in fiscal 2002 and 2003. R&D expenses incurred in our Global Display business were immaterial in fiscal 2003. In fiscal 2003, we also incurred approximately $140,000 in R&D expenditures for OLED. The expense was mainly attributable to the wages for the dedicated OLED R&D staff.

Operating income (loss). In fiscal 2003, operating income was $5.3 million as compared to $5.9 million in fiscal 2002. The decrease was primarily due to SG&A not decreasing in the same proportion as sales.

Interest expense, interest income and other income, net. Interest expense consists of interest on our short and long-term banking facilities. Interest expense was approximately $57,000 in fiscal 2003 as compared to $126,000 in fiscal 2002. The decrease in interest expense was due to a lower effective rate of interest on our loan borrowings. Interest income in fiscal 2003 was $1.2 million as compared to $2.0 million in fiscal 2002. The decrease was due to a decline in interest rates on the funds invested by the Company as we primarily invest our cash in short-term U.S. Government paper. In fiscal 2003, we had an average invested fund balance which includes cash and cash equivalents and short-term investments of approximately $59.7 million with an average return on investments of approximately 1.58% as compared to an average invested fund balance of approximately of $55.9 million with an average rate of return of approximately of 2.3% in fiscal 2002. Other income, net, in fiscal 2003 was approximately $228,000, as compared to $85,000 in fiscal 2002. The decrease in fiscal 2003 was due to lower sundry income.

Income tax. We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction in which our subsidiaries do business. Certain of our income accrues in China where the effective tax rate is 27.0% and in Hong Kong, where the corporate tax rate is 17.5% on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of income reflects a provision for estimated taxes for the current fiscal year and adjustments for over-or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempt from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authorities confirmed our amended tax returns as submitted, establishing the first profitable year as 1999. Our Chinese subsidiary was not therefore subject to income tax from 1999 and 2000 and received a 50% exemption for the years from 2001 to 2003. Commencing January 1, 2004, our subsidiary in China is subject to the full tax rate of 27.0%.

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

We had taxable income in Hong Kong in both fiscal 2003 and 2002. The financial statements include provisions for profit tax of approximately $0.6 million and $1.4 million in fiscal 2003 and 2002, respectively. The provision for fiscal 2002 includes $0.8 million in penalties, interest and taxes imposed on an insurance settlement we had received six years ago as a result of a flood at our former factory. Our tax position was disputed by the Inland Revenue Department of Hong Kong in their audit of certain subsidiaries for the period 1993-2001. Accordingly, we determined that a settlement was appropriate and paid a total of $1.2 million to settle outstanding issues with the Inland Revenue Department in May 2002.

Discontinued operations. In the third quarter of fiscal 2003, we sold the TFEL business to the former management of Lite Array, Inc. The loss from operations of the discontinued TFEL business was $11.0 million and $835,000 (excluding $29,000 gain on disposal of TFEL business) in fiscal 2002 and 2003, respectively.

Minority interests. Lite Array’s minority shareholder’s share of the loss in Lite Array has been credited to the income statement up to the total minority interest. All further losses incurred at Lite Array will accrue to us since the minority interest was exhausted in fiscal 2002.

Net income (loss). In fiscal 2003, net income was approximately $5.3 million or $0.43 per share, as compared to a net loss of $3.0 million, or $0.25 per share, in fiscal 2002.

B.	Liquidity and Capital Resources.

Our primary source of financing has been cash generated from operating activities. During fiscal 2004 and 2003, we generated approximately $4.1 million and $10.4 million, respectively, in cash provided by operating activities. The decrease in fiscal 2004 is due primarily to the net loss incurred compared to net income in the prior year offset by a reduction in operating assets and liabilities of $0.4 million and increased depreciation and amortization of $0.7 million. At March 31, 2004, inventories were $8.8 million, compared to $7.5 million as of March 31, 2003. The increase in inventories was primarily due to an increase in work-in-progress, mainly components and subassemblies awaiting customer release of pending orders.

Accounts receivable were $10.0 million in fiscal 2004, compared to $10.2 million in fiscal 2003. Receivables at March 31, 2004 represented 55 days of sales compared to 50 days of sales at March 31, 2003. The change in number of days of sales was essentially due to timing as there were no material changes to the credit terms granted to customers. Sales to one of our largest customers, Royal Appliance Manufacturing Co. (“Royal”) represented 48.4% of total net sales during fiscal 2004. We extended the payment terms for Royal in this and prior years and we expect this practice to continue in fiscal 2005.

In our manufacturing facility in Dongguan, China, we paid value-added tax on raw materials and consumable goods that were procured in China. However, we are eligible for refunds when these materials and consumable goods are transformed into finished goods and exported out of China. During fiscal 2004, we received substantially all of the outstanding VAT refund due. As of March 31, 2004, we had an outstanding balance of $0.7 million due from the Chinese government. Since the Chinese Government is historically slow in processing refunds, we believe that we will eventually receive the monies owed to us in due course. At March 31, 2004, accounts payable were approximately $5.1 million as compared to $5.2 million at March 31, 2003.

Working capital increased by $1.3 million from $72.4 million at March 31, 2003 to $73.7 million at March 31, 2004. Excluding cash, short-term investments and loans of $64.1 million and $63.2 million as of March 31, 2004 and 2003 respectively, working capital increased $0.4 million.

In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of an executive of ours in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of March 31, 2004, accrued interest on the loan was approximately $700,000. We have reserved fully against the interest due. Effective April 30, 2004, we acquired all of the outstanding shares of this company for $1,000. There was no gain or loss recorded by us as a result of this acquisition since the only assets acquired were cash and intangible assets that had no value and we have continued to carry this loan at the same amount as the underlying cash value. See “Item 7.B—Related Party Transactions.”

In October 1999, we made a loan to an officer for the purchase of a residence and office. The loan is in the principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. All transactions with our executive officers and directors must be approved by a majority of our independent directors. Furthermore, in order to comply with the Sarbanes-Oxley Act of 2002 enacted by the United States Congress, we will not enter into any loan agreements with any director or executive officer or their respective affiliates or renew or modify any existing loan agreements with directors or executive officers or their respective affiliates. See “Item 7.B—Related Party Transactions.”

Our aggregate capital expenditures during fiscal 2004 and 2003 were $3.2 million and $3.5 million, respectively. Capital expenditures in fiscal 2004 primarily included acquisition of moulds and tools, furniture and equipment and machinery, most of which was devoted to our display and OLED programs. During fiscal 2003, we wrote off some transportation equipment and furniture and fixtures and also disposed of fixed assets as part of the sale of the TFEL business, thus the net increase in our fixed assets was approximately $2.2 million. We have incurred an aggregate of approximately $2.3 million in capital expenses to date for a clean room and equipment in our Dongguan facility to support our OLED display development program. Currently, no OLED products are ready for commercial sale. Our capital commitments as of March 31, 2004 were approximately $0.6 million for the acquisition of tooling and purchase of equipment.

We maintain adequate cash to support our new business development. Our quick assets, which include cash, callable deposits and short-term investments, increased from $62.9 million in fiscal 2003 to $64.1 million in fiscal 2004. Excluding the expenditures for our new display and OLED programs, we generated approximately $8.0 million in cash from the operating activities of our core business in fiscal 2004. In fiscal 2005, we expect to begin selling and shipping display products and we have sufficient funds available to support the display and OLED programs. For fiscal 2005, we plan to spend about $6 million to further support and expand research and development for our display programs. We intend to fund the program with the cash generated from our operating activities of core business and our cash on hand. However, there is no assurance that it will be feasible to continue funding these projects.

During fiscal 2004, we made a $5.0 million multi callable deposit that will mature on August 11, 2008. The deposit carried variable interest rates of not more than 2.5% per annum. The bank had the right to terminate the deposit in full and repay our money on the 11th day of February, May, August and November, commencing November 11, 2003. If the bank exercises its right to prematurely repay the deposit, we may incur a lower rate of return when reinvesting the funds. If for any reason we require access to these funds prior to maturity, we are required to fully reimburse the bank for its losses and indemnify it for the costs incurred as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position. There was no change in the market value of this deposit as of March 31, 2004.

Our long-term debt consists of two term loans with an aggregate outstanding amount of $374,000 as of March 31, 2004 (including the current portion of long-term debt), provided by Standard Chartered Bank to finance the purchase of machinery and equipment. These loans bear interest at rates per annum currently ranging from 1.14% to 3.25% and mature in April 2004 and February 2005, respectively. The loans are payable in monthly and quarterly installments which were approximately $36,000 as of March 31, 2004. The Hong Kong dollar is pegged to the U.S. dollar. As of March 31, 2004, we had an outstanding loan of $338,000 (or EURO 277,000) denominated in EURO. This loan will mature in May 2005. During fiscal 2004, the exchange rate for the U.S. dollar against the EURO had depreciated from $1.0863 per EURO to $1.2682 per EURO. Consequently, we have to pay more Hong Kong dollars for each quarterly installment. However, due to the immaterial amount of the loan, we do not expect a continued increase in the value of the EURO to have a material impact on our financial position.

We are in compliance with all of the covenants entered into with our banks in connection with the outstanding debt and have been in compliance during all periods presented. In addition, we have not entered into any cross-default provision in our debt agreements with our banks. However, since the debt agreements are subject to periodic review by our banks, which may result in changes of their terms and conditions, there can be no assurance that our debt agreements will not be subject to cross-default provisions in the future.

Our revolving credit facilities are with Standard Chartered Bank, Citibank, N.A. and Hongkong Bank with an aggregate facilities limit of approximately $30.5 million as of March 31, 2004, bearing interest at floating commercial bank lending rates in Hong Kong ranging from 6.63% to 13.99% per annum. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings vary according to our seasonal working capital requirements. As of March 31, 2004, we had an aggregate outstanding amount of $48,000 and the amount utilized under our bank facilities was $1.3 million, including letters of credit amounting to $0.7 million for the purchase of materials and the balance in guarantees.

We anticipate that cash from operating activities should be adequate to satisfy our capital requirements for at least the next two years. We have over prior years considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

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

Pursuant to the small molecule OLED license we assumed as a result of our acquisition of Lite Array, we were required to pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time by us after January 1, 2004. Presently, Lite Array is still in the research and development stage; however, we have paid a portion of a fixed amount of the royalties and sought approval from the licensor to defer the remaining balance to October 2004. We are also working with other strategic partners to expedite the manufacturing of OLED display products.

On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited, entered into an agreement to sell Lite Array’s TFEL display business, including the interest that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China, to ViewPoint Flat Panel Display, Inc. a corporation in California, owned by the former management of Lite Array. During the transaction, the former management of Lite Array assigned a loan due to Global Lite Array outstanding as of the closing date. The loan amount was approximately $2.8 million. We have provided adequate provision for the loan due to Global Lite Array. There is no assurance that we can collect the loan if the former management of Lite Array cannot successfully derive profits from the TFEL business. After the sale of the TFEL business, we recorded its losses as losses from discontinued operations of approximately $11.0 million and $0.8 million for the fiscal years 2002 and 2003, respectively.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys US Corporation (Opsys), a Delaware Corporation. We purchased their R&D experimental production equipment for small molecule OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We removed and shipped the equipment to our facility in Dongguan, China for re-installation and plan to operate the prototype line there in a new clean room currently under construction.

Inflation. From 2000 through May 2004, the rate of inflation in Hong Kong has ranged from approximately -8.1% to 6.6% per year (approximately -2.6% during 2003 and -1.6% for the first five months during 2004) and the average rate of inflation in China ranged from approximately -2.2% to 9.8% per year (approximately 1.2% during 2003). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials from outside China, inflation in China does not have a significant effect on our overall costs.

Currency and exchange rates. The functional currency of our Company is the Hong Kong dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are the respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO but the majority are purchased using Hong Kong dollars which is pegged to the U.S. dollar. Currently, we have a long-term loan denominated in EUROs. During fiscal 2004, the value of the U.S. dollar depreciated from $1.0863 per EURO to $1.2682 per EURO. However, in aggregate we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions. See Note 3(l) of Notes to Consolidated Financial Statements.

Application of Critical Accounting Policies.

The Company believes the following critical accounting policies and estimates used in the preparation of its consolidated financial statements can affect its results of operations. The policies set forth below require management’s most subjective or complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain.

•	Valuation of property, plant and equipment. We assess impairment periodically for property, plant and equipment when events indicate that future operations will not produce sufficient revenue to cover the related future costs. Impairment losses are recognized when the sum of expected future net cash flow (undiscounted and without interest charges) are less than the carrying amount of the assets. Measurement of the impairment loss is based on the fair value of the assets. Effective April 1, 2002, we changed to the straight-line method of depreciation for machinery. We believe the straight-line depreciation method more accurately reflects financial results over the useful lives of these assets. The effect of the change was not material to the results of operations for fiscal 2003 and 2004.

•	Impairment of intangible assets. An appraisal of the fair market value of the license for small molecule PM-OLED technology was performed by an independent appraisal company and this amount was used in our purchase accounting. Based upon the license value and our evaluation of the life of the technology before it is superseded, we determined that the license would be amortized over eight years. Each year we evaluate whether there is any impairment in the carrying value based on an analysis of the financial plan for the OLED display business, a discounted cash flow analysis and an update from the appraisal company.

•	Deferred tax valuation allowance. We account for income taxes under the provisions of SFAS No. 109. Deferred tax assets are recognized for losses carried forward but we provide a valuation allowance if we believe that these losses are more likely than not to be utilized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for such a valuation allowance. In the event we were to determine that we would not be able to realize any deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made. Likewise, if we later determined that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

•	Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the first-in first-out basis, comprises materials and, where applicable, direct labor and an appropriate proportion of production overhead. Obsolete and unmarketable inventories are adjusted to the estimated market value based upon assumptions of future demand and market conditions. If the actual market conditions are less favorable than those projected by management, additional inventory reserves might be necessary.

•

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Recent changes in accounting standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”): “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that are unable to make significant decisions about its activities, or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both.

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective immediately for VIEs created after January 31, 2003. The provisions of FIN 46, as revised, were early adopted for the Company’s interests in all VIEs and there was no cumulative effect on the Company’s results of operations or financial position upon the adoption of the provisions of the revised FIN 46.

C.	Research and development, patents and licenses, etc.

We spent approximately $2.3 million, $1.8 million (excluding approximately $0.2 million incurred by the TFEL business that was discontinued in fiscal 2003) and $2.0 million, respectively, on product design and development in each of fiscal 2004, 2003 and 2002. The expense was primarily attributable to the wages for the technical staff and prototyping and design fees. For fiscal 2005, we plan to spend approximately $6 million to further support and expand research and development for our display programs. Additionally, we anticipate incurring $1.0 million and $1.5 million for our core business and OLED programs. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview—Product Design and Development and—Intellectual Property Rights.”

Our primary objective in the OLED business is to be a low-cost producer of passive molecule organic light emitting diodes (PMOLED) as a component supplier to the wireless equipment and consumer electronic industries for use in products such as mobile phones and personal digital products. With the use of our OLED license to attract business partners in displays and electronics in Asia, we plan to develop a flexible process to manufacture small passive matrix OLEDs with minimal capital investment and also develop a process that will allow for simple ramp up to volume production at multi-sites if necessary.

D.	Trend information.

See “Item 5.A—Operating and Financial Review and Prospects—Operating Results” and “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for discussion of the most significant recent trends in our business since the last fiscal year.

E.	Off-balance sheet arrangements.

The Company has no off-balance-sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that will or could have a material effect on the Company’s financial condition, revenue and expenses, results of operations, liquidity, capital expenditures and capital resources.

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2004:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-Term Bank Loans (1)	$373,612	$373,612	—	—	—
Capital Commitments (2)	$643,724	$643,724	—	—	—
Operating Lease Commitments (3)	$987,762	$331,964	$396,773	$155,415	$103,610
Fee Payable for Land Use Rights	$91,019	$91,019	—	—	—
Other Long-Term Liabilities (4)	$250,000	$250,000	—	—	—
Total Contractual Obligations	$2,096,117	$1,440,319	$396,773	$155,415	$103,610

(1)	Our long-term debt consists of two term loans with an aggregate outstanding amount of approximately $374,000 as of March 31, 2004 (including the current portion of long-term debt), provided by one bank to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 1.14% to 3.25% and mature in fiscal 2004. All of such loans are payable in monthly installments which were approximately $36,000 as of March 31, 2004.

(2)	Our capital commitments are for the purchase of property, plant and equipment.

(3)	We have various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2009.

(4)	It includes minimum royalties payable.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2004 are set forth below:

Name	Age	Position
Kwong Ho Sham	71	Chairman of the Board of Directors
John C.K. Sham (1)(2)	41	President, Chief Executive Officer and Director
Brian Yuen (1)(2)	49	Chief Executive Officer, Global-Tech USA, Inc. and Director
Peter C. McC. Howell	54	Director (Resigned effective March 31, 2004)
Norris Lo Yan Lam	50	Chief Operating Officer, Pentalpha Hong Kong Limited
Patrick Po-On Hui (2) (3)	46	Director
Ken Ying-Keung Wong (3)	55	Director
Barry J. Buttifant (3)	59	Director
Kin Shek Leung	40	Acting Chief Financial Officer

(1)	Member of the finance committee.

(2)	Member of the compensation committee. Mr. Sham resigned as a member of the compensation committee effective from June 27, 2003.

(3)	Member of the audit committee.

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

Peter C. McC. Howell had served as a director of Global-Tech since May 1998. Mr. Howell was Chairman and Chief Executive Officer of Signature Brands USA, Inc., a publicly-traded manufacturing company of consumer and professional products, from August 1994 to August 1997. From October 1988 to August 1994, Mr. Howell was affiliated with Mr. Coffee, Inc., a publicly-traded manufacturing company, where he served as Chief Financial Officer from October 1988 to April 1989 and as President and Chief Executive Officer from April 1989 to August 1994 when Mr. Coffee was acquired by Signature Brands. Mr. Howell has been a director of Libbey, Inc., a tableware glass and china manufacturing company, since 1993.

Norris Lo Yan Lam was hired to serve as the Chief Operating Officer of the Company’s subsidiary, Pentalpha Hong Kong Limited, effective August 11, 2003. Prior to joining the Company, Mr. Lam was President and Chief Executive Officer of Team Concepts Holding Limited, an electronic products manufacturing company. From March 1996 to June 2000, Mr. Lam served as General Manager of various subsidiaries of Mattel, Inc. Mr. Lam, prior to joining Mattel, worked in various sales and marketing positions, primarily in the toy industry.

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

Barry John Buttifant has served as a director of Global-Tech since November 2003. He is currently the Operating Partner of Barings Private Equity Partners Asia, a large HK based private equity fund. Prior to joining Barings, Mr. Buttifant was the Managing Director and Corporate Adviser to the Board of Directors of Wo Kee Hong (Holdings) Limited and before that the Managing Director of IDT International Limited for over 8 years. He earlier worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. He is also an independent non-executive director of Giordano International Limited, China Merchants DiChain (Asia) Limited, Daiwa Associate Holdings Limited, MediaNation Inc. and one NASDAQ listed company DF China Technology Inc.

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors.

Kin Shek Leung had been our Group Accounting Manager with overall responsibility for the group accounting and finance functions since August 1994. In January 2002, he was appointed to the role of acting Chief Financial Officer.

No family relationship exists among any of our directors and senior management, except for the following:

•	Kwong Ho Sham and John Sham are father and son;

No arrangement or understanding exists between any director or member of senior management and any other person pursuant to which any director or member of senior management was elected to such a position with us.

B.	Compensation.

The aggregate direct remuneration paid to all directors and senior management as a group (eight persons) during fiscal 2004 was approximately $2.1 million (including housing allowance for two directors.). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.	Board practices.

Our articles of association provide for a board of directors of not less than one or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified.

Audit committee. The purpose of the audit committee is to fulfill the board of director’s oversight responsibility to the shareholders, potential shareholders and the investment community relating to the integrity of the Company’s financial statements and the financial reporting process, the Company’s compliance with legal and regulatory requirements, the independent auditor’s qualification and independence, the performance of the Company’s independent auditors and the annual independent audit of the Company’s financial statements. In discharging its oversight role, the committee is empowered by the Company’s board of directors to investigate any matter brought to its attention. Such investigation can include but is not limited to full access to all books, records, facilities and personnel of the Company and the authority to retain outside counsel or other experts for this purpose.

The Company’s Audit Committee is governed by a written charter. The functions of the audit committee as enumerated in its charter include:

•	assisting the Board of Directors’ oversight of (1) the integrity of the Company’s financial statements, (2) the Company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the Company’s internal audit function and independent auditors,

•	the direct responsibility for the appointment, compensation and oversight of the work of the independent auditor and the auditor’s ultimate termination,

•	the appointment of the independent auditors,

•	meeting with the independent auditors to review and approve the scope of their audit engagement,

•	meeting with our financial management and independent auditors together, and periodically separately, to review matters relating to internal accounting controls,

•	review of our accounting practices and procedures and other matters relating to our financial condition, and

•	submitting reports to the board periodically with respect to such matters.

The audit committee is currently comprised of Barry J. Buttifant, Patrick Po-On Hui, and Ken Ying-Keung Wong. Mr. Barry J. Buttifant is the chairman of the audit committee.

On December 30, 2002, we announced that the Board of Directors had approved the appointment of Ernst & Young in Hong Kong as our independent auditors. Ernst & Young replaced PricewaterhouseCoopers in Hong Kong as our independent auditors for the fiscal year ending March 31, 2003. The appointment of Ernst & Young was based on the recommendation of the audit committee, which conducted a comprehensive review of alternatives regarding the firm that would conduct our independent audit. The decision to change auditors did not reflect any adverse position towards PricewaterhouseCoopers’ service to the Company. The appointment of Ernst & Young reflected that firm’s extensive experience in servicing companies similar to Global-Tech and the depth of resources that are available primarily in Hong Kong to service our account. Ernst & Young was reappointed as our independent auditor for the fiscal year ended March 31, 2004.

During fiscal 2004, the audit committee had one meeting with the independent auditor, Ernst & Young. In July 2004, the audit committee had a planning meeting with Ernst & Young as well as the Company’s financial managers to discuss the scope of the fiscal 2004 audit.

Compensation committee. Our board of directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2004, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen.

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

At March 31, 2002, 2003 and 2004, we employed 2,955, 2,698 and 2,660 persons, respectively, on a full-time basis. Of our employees at March 31, 2004, 75 were located in Hong Kong and 2,585 in China. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	2,028
Production management	41
Finance and administration	226
Receiving and warehousing	84
Quality control	122
Production engineering	65
Product design and development	47
Sales and marketing	13
Human resources	34

2,660

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2004, we employed a maximum of approximately 2,700 persons. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

Our relationships with our employees in China are subject to the Labor Law of the People’s Republic of China which went into effect on January 1, 1995. The Labor Law regulates, among other things, the number of hours employees may work on a daily and weekly basis, provides allowances for legal holidays, regulates working conditions such as safety and hygiene and provides for various social welfare and employment benefits. We believe that we are in material compliance with such regulations. Availability of labor in the future may have a negative impact on our results of operations since demand in Guangdong province for unskilled manufacturing labor currently exceeds supply.

E.	Share ownership.

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2004 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage
Wing Shing Holdings Company Limited(2)	7,555,189	62.0%
Kwong Ho Sham(3)	7,707,088	63.3
John C.K. Sham(4)	8,049,679	66.1
Brian Yuen(5)	381,441	3.1
Barry J. Buttifant(6)	5,000	*
Patrick Po-On Hui(6)	18,218	*
Ken Ying-Keung Wong(6)	6,000	*
Kin Shek Leung(6)	5,650	*
All officers and directors as a group (8 persons)(7)	8,618,987	70.8

*	Less than 1%

(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.

(2)	Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 40% by John Sham and 10% by others. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 57% by John Sham and approximately 7% by others.

(3)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited.

(4)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited and 386,628 common shares issuable to John C.K. Sham within 60 days after April 1, 2004 upon exercise of options granted under our 1997 stock option plan.

(5)	Includes 327,235 common shares issuable to Brian Yuen within 60 days after April 1, 2004 upon exercise of options granted under our 1997 stock option plan. Excludes 5,885 shares owned by the wife and son of Mr. Yuen who declines any beneficial ownership in such shares.

(6)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong and Kin Shek Leung own less than 1% of the issued and outstanding common shares.

(7)	Includes 7,555,189 common shares owned by Wing Shing Holdings Company and 743,731 common shares beneficially owned by or issuable to various officers and directors within 60 days after April 1, 2004 upon exercise of options granted under our 1997 stock option plan.

Our directors and senior management do not have different voting rights.

1997 stock option plan. Our 1997 stock option plan was adopted by our board of directors in September 1997. The plan provides for the grant of

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees, and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the board of directors, or a committee of outside directors appointed by the board, which determines

•	the terms of options, including the exercise price,

•	the number of common shares subject to the option,

•	and the terms and conditions of exercise.

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

The total number of common shares available for options under the plan is 1.6 million shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	In September 1997, 322,000 common shares to employees and a consultant with an exercise price of $14.50 per share;

•	In March 1998, 268,800 common shares to employees and consultants with an exercise price of $19.00 per share;

•	In August 1998, 250,000 common shares to two directors with an exercise price of $8.31 per share;

•	In April, May and December 1998, 33,000 common shares to two officers, employees and a consultant with an exercise price of $19.00 per share;

•	In April 1999, 50,000 common shares to a consultant, with 15,000 common shares with an exercise price of $4.75 per share and 35,000 common shares with an exercise price per share equal to the prevailing market price at the time of vesting;

•	In October 1999, 50,000 common shares to an officer with an exercise price of $5.00 per share;

•	In March 2000, 208,100 common shares to directors, employees and a consultant with an exercise prices ranging from $5.00 to $19.00 per share;

•	In October 2000, 2,500 common shares to a consultant with an exercise price of $5.75 per share;

•	In April 2000 and March 2001, 12,700 common shares to 10 employees with an exercise price of $6.25 per share;

•	In May 2001, 300,000 common shares to three directors with an exercise price of $4.75 per share;

•	In June 2001, 12,000 common shares to one new director with an exercise price of $6.25 per share;

•	In November 2002, 9,400 common shares to an officer and employees with an exercise price of $4.55 per share.

•	In November 2003, 12,000 common shares to one new director with an exercise price of $7.60 per share; and

•	In December 2003, 240,000 to three directors, 15,000 to two officers and 94,000 to employees all at an exercise price of $7.64 per share, and 20,000 to an officer at an exercise price to equal the fair market value on the four anniversaries of date of hire.

The options vest over varying periods of up to five years except for the December 2003 grant which are performance related and are all exercisable for a period of 10 years from the date of grant.

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

Lite Array stock option plan. In conjunction with the acquisition of Lite Array on May 31, 2001, our subsidiary, Global Lite Array, established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of a subsidiary Global Lite Array and not of the company. Under this plan, the following options were outstanding as of March 31, 2004.:

•	5,000 options at an exercise price of $1.50, 86,000 options at an exercise price of $0.34 and 25,000 options at an exercise price of $0.20 to employees. These options expire during the period May 31, 2006 to May 29, 2013; and

•	800,000 options at an exercise price of $0.34 per share to four directors which are fully vested and will expire on May 31, 2011.

Item 7. Majority Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of August 31, 2004 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Wing Shing Holdings Company Limited(1)	7,555,189	61.8%
Heartland Advisors, Inc.(2)	1,606,100	13.1

(1)	Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 50% by Kwong Ho Sham, 40% by John Sham and 10% by others. Voting control of Wing Shing Holdings Company Limited is held approximately 36% by Kwong Ho Sham, approximately 57% by John Sham and approximately 7% by others.

(2)	Based on a Schedule 13G/A, dated February 12, 2004, filed by Heartland Advisors, Inc. with the SEC. Heartland Advisors reported holding share voting power of 1,606,100 shares and sole dispositive power of 1,754,300 shares.

In the last three years, none of the major shareholders listed in the table above has significantly changed its respective percentage ownership, except that Heartland Advisors, Inc. purchased a 10.6% beneficial ownership interest in us in September 2000. Our major shareholders have the same voting rights as all holders of our common shares.

As of August 31, 2004, approximately 33.47%, or 4,317,014 of our outstanding common shares were held in the United States by 9 holders registered on the books of our transfer agent.

To the best of our knowledge, we are not subject to any arrangements the operation of which may at a subsequent date result in a change in control of Global-Tech.

B.	Related party transactions.

Lease and Car Rental Agreements with Related Companies:

•	On September 17, 2002, we entered into an amendment of a lease agreement with Wing Shing Products Company Limited, a company owned by the Sham family. The amendment included leasing approximately 14,680 square feet of the 25,690 square feet of space previously leased for our former executive offices. Under the amended lease, we paid annual rent of approximately $102,000, which is at fair market value. The amended lease was effective from October 1, 2002 and it will expire on March 31, 2005.

•	On June 15, 2003, we entered into a 24-month lease agreement with Kenmore Assets Limited, a company owned by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,100. The rent is at fair market for such a property, which is used to accommodate business visitors from overseas. The lease can be terminated by either party by giving one-month notice.

•	We rent two company cars from Wing Shing Fat Investment Limited and one from Wing Shing Products Co. Ltd. Both companies are owned by the Sham family. Monthly rentals for the three vehicles are approximately $3,500, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicles

•	On June 15, 2003, we entered into a 24-month lease for office space located on the 12th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited effective from April 1, 2003. The total office space is approximately 7,400 square feet. We leased this office for the product development group of our display business. Annual rent for this space is approximately $51,000, which is at fair market value.

•	Effective from April 1, 2004, we entered into a 12-month lease for office space located on the 13th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited. The total office space is approximately 3,670 square feet. We leased this office for the product development group for our core business. Annual rent for this space is approximately $20,000, which is at fair market value.

We believe the leases were on terms no less favorable than could have been received from unaffiliated third parties.

Loan to Spouse of an Executive Employee

In October 1998, we provided an unsecured loan of $1.0 million to a U.S. corporation wholly owned by the spouse of an executive employee of ours. The loan bears interest at a fixed annual rate of 7.0% and is repayable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. The net balance of the loan plus accrued interest was approximately $1.4 million and $1.5 million, respectively, as of March 31, 2003 and 2004. We provided a reserve of approximately $834,000 and approximately $978,000, respectively, against the loan and the related interest receivable as of March 31, 2003 and 2004. The net amount of the loan was included in promissory note receivable on our consolidated balance sheet. Effective April 30, 2004, we acquired all of the outstanding shares of this U.S. corporation for $1,000. There was no gain or loss recorded by us as a result of this acquisition since the only assets acquired were cash and intangibles that had no value and the promissory note was carried at the same value as the cash balance.

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

Our Policy Concerning Certain Transactions

All transactions with our executive officers and directors must be approved by a majority of our directors who are neither our officers nor employees. Furthermore, in order to comply with the Sarbanes-Oxley Act of 2002 enacted by the United States Congress, we will not enter into any further loan agreements with any director or executive officer or their respective affiliates or renew or modify any existing loan agreements with directors or executive officers or their respective affiliates.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information.

A.	Consolidated statements and other financial information.

Our consolidated financial statements for fiscal 2002 have been audited by an independent auditor in accordance with the auditing standards generally accepted in the United States. Our consolidated financial statements for fiscal 2003 and 2004 have been audited by another independent auditor in accordance with the standards of the Public Company Accounting Oversight Board (United States). A consolidated balance sheet is presented for fiscal 2004 and 2003 along with a consolidated statement of operations, statement of cash flow and statement of change in shareholders’ equity which are presented for fiscal 2002, 2003 and 2004. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitutes all of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 26(a) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

Legal Proceedings

Except as set forth below, Global-Tech and its subsidiaries are not a party in any material litigation or arbitration, and know of no material litigation, arbitration or claim threatened against them or their properties.

Certain agreements with ODM customers include an indemnification provision whereby the respective subsidiary undertakes to hold harmless and indemnify the respective customer from all suits that may be brought against the customer for infringement of any patent or registered design in connection with the sale of the products purchased from the subsidiary.

SEB v. Sunbeam v. Pentalpha Enterprises

On March 10, 1998, SEB, S.A. filed a patent infringement suit against Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) in the U.S. District Court for the District of New Jersey. SEB later amended its complaint to add Global-Tech and one of its subsidiaries, Pentalpha Enterprises, as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB concerning a deep fryer model. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against Global-Tech and our subsidiary for breach of an alleged obligation to indemnify Sunbeam from SEB’s patent infringement claims. Global-Tech and its subsidiary moved to dismiss the complaint of SEB for lack of personal jurisdiction. By order dated July 16, 1999, the District Court granted the motion and dismissed the complaint against Global-Tech and its subsidiary. Sunbeam then paid SEB $2 million to settle its claim. Sunbeam’s third-party complaint against Global-Tech and its subsidiary remained.

On December 15, 1999, our subsidiary asserted counterclaims against Sunbeam in connection with a product supply agreement. In July 2002, after the case had been transferred to the United States District Court for the Southern District of Florida, Sunbeam moved for summary judgment on all claims. By memorandum decision dated February 19, 2003, the District Court granted Sunbeam’s motion insofar as it related to the claim of our subsidiary for fraud in the inducement of the product supply agreement, but denied the motion with respect to the claims of our subsidiary for breach of contract. In addition, the District Court granted Sunbeam’s motion for summary judgment on its claims for indemnity against our subsidiary as to liability, but ruled that a trial was necessary to determine the amount of damages that Sunbeam was entitled to recover on its indemnity claim in addition to the $2 million Sunbeam previously paid to settle SEB’s claims of patent infringement.

The trial on Sunbeam’s claims for indemnity and the claim of our subsidiary for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam $2,450,948.91 against our subsidiary and Global-Tech, and (ii) in favor of our subsidiary on its claim for breach of contract and awarded our subsidiary $6,600,000. The District Court entered a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, awarding Sunbeam $3,430,693.81 and our subsidiary $6,632,909.59. Our subsidiary filed a motion to reconsider the calculation of prejudgment interest, which the Court denied. Sunbeam moved for judgment notwithstanding the verdict and for a new trial. Sunbeam argued, among other things, that our subsidiary should be denied any recovery and, alternatively, that any recovery by our subsidiary should be limited to $1,000,000. The District Court denied these motions by an order entered April 12, 2004. Sunbeam appealed on May 10, 2004. Global-Tech and its subsidiary cross-appealed on May 21, 2004.

Given the appeal, the final outcome of the case remains uncertain. It is possible that (i) the final judgment could be affirmed; (ii) the portion of the final judgment in favor of our subsidiary for $6,632,909.59 could be reversed, while Global-Tech and its subsidiary could remain liable on the $3,430,693.81 portion of the final judgment against us and our subsidiary; (iii) our subsidiary could obtain a higher award of prejudgment interest in favor of our subsidiary, and/or a new trial at which our subsidiary can seek additional damages based upon, for example and without limitation, its fraud claims against Sunbeam or based upon evidence that the District Court excluded from consideration from the jury demonstrating that Sunbeam did not fully disclose all of its sales of the products covered by the product supply agreement. Due to the uncertainties of the appeal process we have yet to accrue the judgment amount of $3,430,693.81 awarded to Sunbeam against the subsidiary nor record the judgment amount of $6,632,909.59 awarded to the subsidiary from Sunbeam.

SEB v. Montgomery Ward

After dismissal of the action in the District Court in New Jersey, SEB commenced an action on August 28, 1999 in the U.S. District Court for the Southern District of New York against Global-Tech, one of its subsidiaries and Montgomery Ward, then a customer, for infringement of SEB’s patent relating to a deep fryer model. On December 15, 1999, the District Court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt against our subsidiary based upon the sale of a modified deep fryer product by our subsidiary. While that motion was pending, Montgomery Ward filed for bankruptcy protection. That filing stayed the action as against Montgomery Ward. On March 20, 2001, the District Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. However, the District Court denied SEB’s application for a contempt citation. SEB then moved to amend its complaint to add certain of our other subsidiaries and John C.K. Sham as additional defendants. The District Court, in an opinion dated September 30, 2002, denied SEB’s motion to amend to add additional defendants and denied the motion of Global-Tech to dismiss for lack of personal jurisdiction. Global-Tech and its subsidiary moved on December 3, 2002, for summary judgment on liability on the ground that neither engaged in any conduct that infringed the patent because of the extraterritoriality of their acts and for summary judgment on the claim of SEB for lost profits. The Court heard oral argument on this motion on March 24, 2004, but has not yet ruled on it. SEB has also moved for an order attaching the judgment in favor of our subsidiary in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties have resolved the motion by consenting to an order that requires us and our subsidiary, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam.

Sunbeam v. Wing Shing Products

On February 23, 2001, Sunbeam commenced an adversary proceeding against our subsidiary, Wing Shing Products in the U. S. Bankruptcy Court for the Southern District of New York asserting that it owned U.S. Patent No. Des. 348,585 or had a permanent license to use it. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent.

The parties concluded a bench trial in the Bankruptcy Court on January 31, 2002. By decision dated June 3, 2003, the Court ruled against Sunbeam on its claims for a declaratory judgment and in favor of our subsidiary on its claims for design patent infringement. The Court further ruled that our subsidiary was entitled to recover Sunbeam’s profits from the sale of infringing coffeemakers only for the time period after February 9, 2001. In addition, on June 17, 2003, the Court entered an injunction restraining Sunbeam from further infringing the design patent. The Bankruptcy Court entered a final judgment in favor of our subsidiary on March 15, 2004, in the amount of $2,304,403.

Sunbeam and our subsidiary appealed the June 3, 2003 decision of the Bankruptcy Court to the U.S. District Court of the Southern District of New York. By memorandum opinion and order entered June 30, 2004, the district court affirmed in part the June 3, 2004 decision of the Bankruptcy Court. It reversed one finding of the Bankruptcy Court and held that the subsidiary, in 1992, breached a contract to negotiate with Sunbeam concerning ownership of certain patent rights. However, because the district court affirmed the holding of the Bankruptcy Court that the statute of limitations had expired on any claim of Sunbeam for that breach, the reversal by the District Court did not affect the $2,304,403 judgment entered in favor of our subsidiary by the Bankruptcy Court.

Both Sunbeam and our subsidiary have appealed to the United States Court of Appeals from the judgment of the District Court in the action. Our subsidiary has moved to transfer the appeal to the United States Court of Appeals for the Second Circuit. It is possible that the June 3, 2003 decision of the Bankruptcy Court could be reversed and our subsidiary will not obtain any monetary recovery or other relief in the lawsuit.

The Bankruptcy Court also indicated that it will consider the issue of whether our subsidiary should be held in contempt for seeking a temporary restraining order in February 2001 that enjoined Simatelex from accepting payment on the debt that Sunbeam owed to it.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products, our subsidiary commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the Bankruptcy Court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the district court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The Court at that time directed the parties to conclude discovery by the end of 2004.

Pentalpha Macau Commercial Offshore Limited v. Damoder Reddy

On December 22, 2003, our subsidiary, Pentalpha Macau Commercial Offshore Limited, commenced an action in the United States District Court for the Northern District of California against Damoder Reddy, the former Chief Operating Officer of Opsys US, Inc. (“Opsys”), a company whose intellectual property and certain assets (collectively, “Assets”) were purchased by our subsidiary from the Chapter 7 Bankruptcy Trustee of Opsys, alleging that, among other claims, Reddy attempted to interfere with our subsidiary’s contracts with Opsys by making it more expensive for our subsidiary to take possession of the Assets. Reddy filed a cross-complaint against our subsidiary and six other parties in April 2004, which was dismissed by the Court on July 8, 2004. A Case Management Conference was held on September 24, 2004. Pentalpha’s motion for a preliminary injunction to enjoin Reddy from using the intellectual property that our subsidiary has purchased has been set for November 5, 2004. Reddy filed a Second Amended Counterclaim against our subsidiary and six other parties on July 23, 2004. Our subsidiary has filed a motion to dismiss Reddy’s Second Amended Counterclaim and a hearing has been set for November 5, 2004 to be heard concurrently with Pentalpha’s motion for a preliminary injunction.

An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial conditions. After considering all the facts currently known to us and based on the advice of legal counsel, we do not believe that these actions will have a material adverse effect or that the likelihood of a negative effect on our operating results is remote.

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2001, 2002, 2003 and 2004 were provision for legal fees of approximately $302,000, $285,000, $98,000 and $230,000 in relation to certain of the above cases. We have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

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

	High	Low
Fiscal 1999:
Annual (since April 8, 1998)	$21.63	$3.88

Fiscal 2000:
Annual	7.06	3.88

Fiscal 2001:
Annual	6.88	3.25

Fiscal 2002:
Annual	6.35	4.55

Fiscal 2003:
First Quarter	5.00	4.60
Second Quarter	4.93	4.15
Third Quarter	4.77	3.87
Fourth Quarter	5.20	4.43
Annual	5.20	3.87

Fiscal 2004:
First Quarter	5.90	4.50
Second Quarter	8.45	5.00
Third Quarter	9.59	6.90
Fourth Quarter	9.90	8.00
Annual	9.90	4.5

Fiscal 2005:
First Quarter	9.75	7.59
March 2004	9.90	8.27
April 2004	9.65	7.93
May 2004	8.45	7.59
June 2004	9.75	8.40
July 2004	9.83	8.16
August 2004	8.75	8.15

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information.

The Company’s corporate governance practices are governed by applicable British Virgin Islands law, as well as by its Memorandum and Articles of Association. We have securities that are registered with the SEC and are listed on the NYSE, and are therefore subject to corporate governance requirements applicable to the NYSE-listed non-U.S. companies. Many of the corporate governance rules in the NYSE Listed Company Manual do not apply to the Company as a “foreign private issuer”, however, Rule 303A.11 requires that non-U. S. companies disclose any significant ways in which their corporate governance practices differ from U. S. companies under NYSE listing standards. The following is a description of the relevant differences between the Company’s corporate governance practices and the NYSE listing standards followed by domestic companies.

NYSE RULES	BRITISH VIRGIN ISLANDS RULES (British Virgin Islands – International Business Companies Act (Cap. 291) – No 8 of 1984
Listed companies must have a majority of independent directors.	Section 42 stipulates the business and affairs of a BVI company shall be managed by a board of directors that consists of one or more persons but it is silent on the requirement of having a majority of independent directors.

The NYSE listing standards establish general standards to evaluate directors’ independence from management.	The International Business Companies Act (“IBCA”) is silent on this issue.

The NYSE listing standards require non-management directors must meet at regularly scheduled executive meetings not attending by management.	Under Section 48(1), the directors of a company may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

The NYSE listing standards require companies to have a nominating/corporate governance committee comprised of independent directors governed by a written charter establishing certain minimum requirements.

Under Section 47(1)-Committees of Directors, the directors may by resolution, designate one or more committees, each consisting of one or more directors.

Also Section 47(2) empowers each committee with such powers and authority as set forth in the resolution of directors establishing the committee. However, it has no such specific requirements as enumerated in the NYSE listing standards.

The NYSE listing standards require companies to have a compensation committee comprised entirely of independent directors governed by a written charter establishing certain minimum requirements.	Section 47 (1) and (2) do not provide such specific requirements.

The NYSE listing standards require companies to have an audit committee consisting of three independent members of the board of directors governed by a written charter establishing the duties and responsibilities of the audit committee.	Section 47 (1) and (2) do not provide such requirements. However, the Company has an Audit Committee governed by a written charter consisting of three independent directors as defined in the NYSE listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

The NYSE listing standards establish specific objectives for the audit committee and provide for the audit committee to establish hiring policies for the hiring of former employees of the independent auditor.	Section 47 (1) and (2) does not provide such requirements. However, the Company’s Audit Committee charter provides for the Committee to establish such hiring policies.

The NYSE listing standards require each listed company to have an internal audit function.	N/A

The NYSE listing standards require each listed company to adopt and disclose its corporate governance guidelines and require the posting of the audit, nominating/corporate governance and compensation committee charters on the company website.	N/A

The NYSE listing standards require that the Company’s CEO must certify annually to the NYSE that he knows of no violation by the Company of NYSE rules relating to corporate governance.

Under Section 54(1), the Act requires that every director, officer, agent and liquidator shall act honestly in good faith with a view to the best interests of the company and exercise the care and diligence and skill that a prudent person would exercise in comparable circumstances.

Also under Section 54(2), no provision relieves a director, officer, agent or liquidator of the company from the duty to act in accordance with the Memorandum or Articles of Association from any personal liability arising from his management of the business and affairs of the company. However, the IBCA does not provide for the specific requirements of the NYSE listing standards.

The NYSE listing standards require that the Company’s CEO notify the NYSE in writing if an executive officer of the Company becomes aware of any substantial violation of the NYSE corporate governance listing requirements.	ICBA does not require the specific requirements of NYSE listing standards. However, the Company must comply with this provision of the NYSE listing standards notwithstanding its status as a foreign private issuer.

The NYSE listing standards require that each listed company adopt and disclose a code of business conduct and ethics for director, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Again Section 54 provides general concepts on the conduct of the directors, officers and agents. However, the Company has adopted a Code of Business Conduct and Ethics covering its directors, officers, and employees that requires the prompt disclosure of any waiver of that code for its directors and executive officers. The Company’s Code of Business Conduct and Ethics has been filed as Exhibit 14.1to this Annual Report on the Form 20-F.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

Objects and Purposes

Our “objects and purposes” are described in Clause 4 of our memorandum and articles of association and generally allow us to engage in any act or activity that is not prohibited under British Virgin Islands law.

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

Our articles of association provide that notice of all meetings of shareholders shall be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear as a shareholder in our share register on the date notice is given and are entitled to vote at the meeting. A meeting of shareholders may be called on shorter notice, however, if members holding, in general, at least 90% of the total number of shares entitled to vote on all matters to be considered at the meeting consent or all the shareholders holding shares entitled to vote on all matters to be considered at the meeting waive the right of notice.

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

Certain Anti-Takeover Matters

Under our memorandum and articles of association and the laws of the British Virgin Islands, our memorandum and articles of association may be amended by a resolution of directors or a resolution of members. This includes amendments authorizing the creation of different classes of shares, including preference shares. Our ability to amend our memorandum and articles of association by a resolution of directors could have the effect of delaying, deterring or preventing a change in control of us without any further action by our shareholders including but not limited to, a tender offer to purchase our common shares at a premium over then current market prices. In addition, the issuance of preference shares without shareholder approval, on terms as the board of directors may determine, could adversely affect the voting power of the holders of our common shares, including the loss of voting control to others.

Ownership Information

British Virgin Islands law and our memorandum and articles of association do not provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed.

Differences from United States Law

In general, the laws of the British Virgin Islands governing the provisions of our memorandum and articles of association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to the holding of an annual meeting for our shareholders and the amendment of our memorandum and articles of association. We are not required by the laws of the British Virgin Islands to hold an annual meeting for our shareholders but we would be required to hold an annual meeting if we were incorporated under Delaware law. If we choose not to hold an annual meeting, then the ability of our shareholders to submit and vote on proposals would be significantly less than that of shareholders in U.S. companies incorporated in Delaware. In addition, our board of directors may amend our memorandum of association under certain circumstances without shareholder approval, whereas Delaware law requires shareholders to approve any amendments to a Delaware corporation’s certificate of incorporation.

We are a British Virgin Islands company and our affairs are governed by, among other things, the International Business Companies Act (“IBCA”) of the British Virgin Islands. IBCA of British Virgin Islands differs from laws applicable to United States corporations and their shareholders. Since it is impractical and burdensome to list all the difference items, set forth below is a brief description of identifiable differences between the provisions of IBCA applicable to us and those followed by domestic companies under the NYSE listing standards.

Indemnification

Pursuant to subsection 57(1) of IBCA, a company under its Articles or Memorandum, may provide for indemnification for directors and officers, except where their actions are a violation of their fiduciary duties or are performed in a willfully negligent manner. It also provides for reimbursement of all expenses including legal fees and indemnifications against civil fraud or the consequence of committing a crime. However, the SEC provides for reimbursement to the Company by CEOs and CFOs of bonuses, or other incentive-based compensation and stock sale profits during the year following an accounting restatement due to material noncompliance, as a result of misconduct.

Inspection of books and records

Subsection 67(4) of IBCA allows a company to refuse a request from shareholders or their attorneys to inspect the share register, the books and records and contracts kept by a company, if the company, by resolution of its directors, determines that it is not the best interest of the company to do so. However, we are required to provide shareholders and the NYSE all material information under Section 2 - Disclosure and Reporting Material Information.

C.	Material contracts.

Not applicable.

D.	Exchange controls.

General

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

Tax Consequences to U.S. Holders

Distributions. We typically retain all earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. If distributions are made, however, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income on the date of receipt and may be treated as “qualified dividend income,” which is currently subject to taxation at a maximum rate of 15% in the case of individual taxpayers (subject generally, to a 60-day holding period requirement). In the event of such a distribution, we will indicate its eligibility for treatment as “qualified dividend income” on the 1099-DIV form or other informational return that is furnished to recipients. To the extent any distribution exceeds our accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as a gain recognized on a sale or exchange of our common shares. See “Sale or Other Disposition of Common Shares” below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us. Dividends paid with respect to our common shares will generally be treated as foreign source “passive income” or, in the case of certain types of financial institutions, “financial services income,” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

Backup Withholding and Information Reporting

Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. Unless we are notified by the IRS, you will not be subject to “backup” withholding of U.S. federal income tax currently at a rate of 28% provided that:

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

Judiciary Plaza Room 1024 450 Fifth Street, N.W Washington, DC 20549	Woolworth Building 233 Broadway New York, New York 10279	175 W. Jackson Boulevard Suite 900 Chicago, Illinois 60604

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

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar has been stable. We believe our most significant foreign exchange risk results from our operation in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 8.9% and 9.5% of our net sales in fiscal 2003 and 2004. The Chinese government is currently under pressure to appreciate the Renminbi. We believe any appreciation of Renminbi would result in an increase in our operating costs in China. Our foreign currency exposure was immaterial at March 31, 2004.

Our primary interest rate risk exposure results from floating rate debt. At March 31, 2004, all of our long-term debt consisted of floating rate debt. As of March 31, 2004, our-long term debt consists of two term loans with an aggregate outstanding amount of $374,000, that bear interest rates per annum currently ranging from1.14% to 3.25% and mature in April 2004 and February 2005 as compared to the same two term loans with an aggregate outstanding amount of $828,000 with annual interest rate ranging from 2.31% to 4.28% as of March 31, 2003. All such loans are payable in monthly installments which were approximately $36,000 and $78,000 as of March 31, 2004 and 2003, respectively. Since the Hong Kong dollar is pegged to the U.S. dollar, we might have to bear higher interest expense for our existing and future bank loans if U.S. interest rates continue to increase. However, if interest rates were to increase 100 basis points (1%) from the rates as of March 31, 2004, and assuming no changes in long-term debt from the March 31, 2004 levels, the additional annual expense to us would be immaterial to our results of operations. We currently do not hedge our exposure to floating interest rate risk.

As of March 31, 2004, we had approximately $8.5 million invested in various bonds with extended maturities. Theses bonds carry a range of coupon rates from 4.75% to 10.295% and mature at various dates through October 20, 2010. The change in fair market value of these bonds, as of March 31, 2004, from their cost basis was immaterial. While these investments are highly liquid, their fair market values will fluctuate with changes in market interest rates.

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids, which may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase prices to offset plastic resin price increases. Currently, plastic resin prices are increasing significantly due to the international supply and demand for oil and the political instability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these price increases on to our customers. Our total purchase of plastic resins in fiscal 2002, 2003 and fiscal 2004 were $9.2 million, $9.4 million and $11.0 million. In fiscal 2004, plastic resin prices increased approximately 50.0%, which directly reduced our gross profit. If plastic resins prices in fiscal 2005 were to increase on an average of 10.0% from March 31, 2004 prices, and assuming we use the same amount of plastic resins as during fiscal 2004, the additional annual expense to us in fiscal 2004 would be approximately $ 1.0 million. As of August 31, 2004, resin prices had already increased 5% from their March 31, 2004 level and our customers were still not willing to compensate us in any way for the additional cost.

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

Use of Proceeds

On April 7, 1998, the SEC declared effective our Registration Statement on Form F-1, File No. 333-8462, for the registration of 4,830,000 common shares in our initial public offering. Net proceeds from the initial public offering were approximately $81.0 million. As of April 2003, we had used the net proceeds of the offering as follows: approximately $16.5 million for a payment of a dividend; $9.8 million for the acquisition of a majority interest in Lite Array; $6.6 million for the expansion of the Dongguan facility and the purchase of fuel energy saving equipment; $2.0 million for the purchase of machinery, tooling and equipment; and $10.4 million for the repayment of indebtedness as reported in prior filings. From five years after our listing on the NYSE, we no longer keep track of the use of proceeds as there are continuous inflows and outflows of cash from operating and financing activities. We believe we can finance our existing business and new projects from the cash generated from our operating, financing and investing activities and we are able to maintain an adequate level of funds for potential business development or acquisition. Most of our fund balance continues to remain in temporary investments, including short-term marketable securities, U.S. dollar denominated interest-bearing savings accounts and a money market fund.

Item 15. Controls and Procedures

The Company maintains a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this report, as well as to safeguard assets from unauthorized use or disposition. The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures under supervision and with the participation of management, including the Company’s Chief Executive Officer and Acting Chief Financial Officer, as of the end of the period covered by this report. Based upon that evaluation, the Company’s Chief Executive officer and Acting Chief Financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company’s periodic Securities and Exchange Commission filings. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. No significant changes were made to the Company’s internal controls or other factors that could significantly affect these controls subsequent to the date of evaluation.

Item 16. [Reserved]

Not applicable.

Item 16A. Audit Committee Financial Expert

The audit committee is composed entirely of independent directors and is responsible for reviewing, and making recommendations to the Board regarding the Company’s accounting policies, reporting practices, internal controls, annual and quarterly financial statements and financial information included in the Company’s reporting and disclosure documents with the SEC. The Committee also reviews significant audit findings, material litigation and claims whether asserted and unasserted and any issues between management and the external auditors.

The Audit Committee closely monitors the requirements of the Sarbanes-Oxley Act of 2002. Additionally, the Committee assesses its mandate and performance at least annually.

The audit committee is currently comprised of three independent directors, Barry J. Buttifant, Patrick Po-On Hui and Ken Ying-Keung Wong. Mr. Buttifant is the chairman of the audit committee. The board of directors has determined that Barry J. Buttifant meets or exceeds the training, knowledge and requirements for a financial expert (“as defined”) and is thus designated as the Company’s financial expert on the audit committee.

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors. See Item 6.A – Directors and senior management for his biography.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as its directors and employees. The Company’s code of ethic is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

Ernst & Young became our independent auditors in fiscal 2003. Fees payable for the fiscal years ended March 31, 2003 and 2004 to Ernst & Young are detailed below:

	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003
Audit fees	$128,000	$128,000
Audit-related fees	Nil	Nil
Tax fess	Nil	Nil
All other fees	Nil	Nil

Total fees	$128,000	$128,000

The nature of each category of fee is described below:

Audit Fees. The audit fee includes fees for audit or review of our financial reports in accordance with the Standards of the Public Company Accounting Oversight Board of United States plus fees for services that generally an auditor can reasonably provide. The services include statutory audits and review of documents filed with SEC.

Audit-Related Fees We did not engage Ernst & Young in any other audited-related services arrangement.

Tax Fees. We did not engage Ernst & Young in any other tax services arrangement.

All Other Fees. We did not engage Ernst & Young in any other services arrangement.

Pre-Approval Polices and Procedures. The Audit Committee has determined that the provision of services other than audit services should be provided by a firm other than the one that performs our audit. The Audit Committee, pursuant to its written charter, shall pre-approve all audit services provided by Ernst & Young. To the extent Ernst & Young provides any non-audit services in the future the Audit committee is empowered to also pre-approve such services. Currently, our independent auditor is Ernst & Young and we engage PricewaterhouseCoopers as our main tax advisor for fiscal 2003 and 2004.

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

Date: September 30, 2004

GLOBAL-TECH APPLIANCES INC.

By:	/s/ John C.K. Sham
John C.K. Sham President and Chief Executive Officer

Audited Financial Statements

GLOBAL-TECH APPLIANCES INC.

(Incorporated in the British Virgin Islands with limited liability)

March 31, 2004

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

PricewaterhouseCoopers

Hong Kong

31st August 2002, except for the effects of the restatement detailed in notes 19, 20 and 26, for which the date is 9th July, 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Global-Tech Appliances Inc.

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. and its subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two fiscal years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Appliances Inc. and its subsidiaries at March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the two fiscal years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Hong Kong

July 14, 2004

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2003 AND 2004

	2003	2004
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	21,514,277	15,102,510
Restricted cash	831,803	400,075
Callable deposit	—	5,000,000
Short-term investments	41,401,256	43,983,462
Accounts receivable, net	10,247,140	9,991,037
Deposits, prepayments and other assets	2,681,084	2,497,126
Inventories	7,507,110	8,808,455

Total current assets	84,182,670	85,782,665
Loan to a director	228,232	151,850
Property, plant and equipment	32,648,982	30,791,071
Land use rights	1,937,544	1,886,968
License	3,592,420	2,897,809
Patents	241,988	222,994
Promissory note receivable	716,380	553,089

Total assets	123,548,216	122,286,446

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	—	48,007
Current portion of long-term bank loans	512,046	373,612
Accounts payable	5,153,300	5,130,587
Fees payable for land use rights	273,003	91,019
Salaries and allowances payable	585,293	677,439
Accrued expenses	1,576,200	2,037,188
Income tax payable	3,726,645	3,753,125

Total current liabilities	11,826,487	12,110,977
Long-term bank loans	316,010	—
Deferred tax liabilities, net	64,400	142,928

Total liabilities	12,206,897	12,253,905

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 and 12,857,045 shares issued as of March 31, 2003 and March 31, 2004	128,300	128,570
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	81,753,145	81,871,231
Retained earnings	34,682,164	33,081,685
Accumulated other comprehensive deficits	(622,163)	(555,498)
Less: Treasury stock, at cost, 689,147 and 679,147 shares as of March 31, 2003 and March 31, 2004	(4,600,127)	(4,493,447)

Total shareholders’ equity	111,341,319	110,032,541

Total liabilities and shareholders’ equity	123,548,216	122,286,446

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

	2002	2003	2004
	US$	US$	US$
Net sales	85,321,486	75,489,275	66,901,315
Cost of goods sold	(65,148,112)	(54,906,458)	(52,942,382)

Gross profit	20,173,374	20,582,817	13,958,933
Selling, general and administrative expenses	(14,299,163)	(15,297,908)	(16,663,503)

Operating income (loss)	5,874,211	5,284,909	(2,704,570)
Interest expense	(125,950)	(56,550)	(17,589)
Interest income	1,983,763	1,240,648	851,066
Other income	84,648	228,380	427,814

Income (loss) from continuing operations before income taxes	7,816,672	6,697,387	(1,443,279)
Provision for income taxes	(1,416,716)	(624,230)	(107,767)

Income (loss) from operating operations	6,399,956	6,073,157	(1,551,046)
Discontinued operations:
Loss from operations of discontinued thin film electro-luminescent (“TFEL”) display business, net of applicable income tax of $nil for 2002 and 2003	(10,992,846)	(835,446)	—
Gain on disposal of TFEL business, net of applicable income tax of $nil	—	29,010	—

Loss on discontinued operations	(10,992,846)	(806,436)	—

Net income (loss) before minority interests	(4,592,890)	5,266,721	(1,551,046)
Minority interests	1,570,273	—	—

Net income (loss)	(3,022,617)	5,266,721	(1,551,046)

Basic and diluted earnings (loss) per common share	(0.25)	0.43	(0.13)

	Number	Number	Number
Basic and diluted weighted average number of shares outstanding	12,139,564	12,140,853	12,152,592

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 and 2004

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive deficits	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2001	12,830,000	(692,647)	128,300	81,661,840	32,456,646	(4,637,465)	(550,257)	109,059,064
Net loss	—	—	—	—	(3,022,617)	—	—	(3,022,617)
Other comprehensive income –
• unrealized loss on marketable securities, net of income tax of $nil	—	—	—	—	—	—	(178,918)	(178,918)
• reclassification adjustment for loss included in net income	—	—	—	—	—	—	532,150	532,150

Total comprehensive loss								(2,669,385)
Issuance of treasury stock	—	3,500	—	—	—	37,338	—	37,338
Issuance of stock options to counter party other than employees	—	—	—	91,305	—	—	—	91,305
Loss on issuance of treasury stock	—	—	—	—	(18,586)	—	—	(18,586)

Balance as of March 31, 2002	12,830,000	(689,147)	128,300	81,753,145	29,415,443	(4,600,127)	(197,025)	106,499,736
Net income	—	—	—	—	5,266,721	—	—	5,266,721
Other comprehensive income -
• unrealized gain on marketable securities, net of income tax of $nil	—	—	—	—	—	—	298,656	298,656
• reclassification adjustment for gain included in net income	—	—	—	—	—	—	1,288	1,288
• foreign currency translation adjustments	—	—	—	—	—	—	(725,082)	(725,082)

Total comprehensive income								4,841,583

Balance as of March 31, 2003	12,830,000	(689,147)	128,300	81,753,145	34,682,164	(4,600,127)	(622,163)	111,341,319
Net loss	—	—	—	—	(1,551,046)	—	—	(1,551,046)
Other comprehensive income -
• unrealized gain on marketable securities, net of income tax of $nil	—	—	—	—	—	—	43,684	43,684
• foreign currency translation adjustments	—	—	—	—	—	—	22,981	22,981

Total comprehensive loss								(1,484,381)
Issuance of treasury stock	—	10,000	—	—	—	106,680	—	106,680
Loss on issuance of treasury stock	—	—	—	—	(49,433)	—	—	(49,433)
Shares issued on exercise of options	36,545	—	365	205,868	—	—	—	206,233
Shares retired	(9,500)	—	(95)	(87,782)	—	—	—	(87,877)

Balance as of March 31, 2004	12,857,045	(679,147)	128,570	81,871,231	33,081,685	(4,493,447)	(555,498)	110,032,541

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 and 2004

	2002	2003	2004
	US$	US$	US$
Cash flows from operating activities:

Net income (loss) before minority interests	(4,592,890)	5,266,721	(1,551,046)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	912,606	868,085	916,163
Depreciation	4,541,452	4,326,955	5,011,615
Write-off of property, plant and equipment	—	163,312	22,354
Share of loss of a joint venture	5,236,684	—	—
Realized gain on disposal of short-term investments	(88,679)	—	—
Gain on disposal of TFEL business	—	(29,010)	—
Provision for impairment of property, plant and equipment	258,233	—	—
Write-off of goodwill	3,611,472	—	—
Issuance of stock options in lieu of consultancy fee	91,305	—	—
Issuance of treasury stock in lieu of consultancy fee	—	—	57,247
Provision for income taxes	1,416,716	624,230	107,767
Changes in operating assets and liabilities:
Accounts receivable, net	(2,928,579)	1,954,483	256,103
Deposits, prepayments and other assets	396,758	(558,772)	183,958
Inventories	5,251,794	2,139,223	(1,301,345)
Prepayment of land use rights	51,337	—	—
Promissory note receivable	188,398	58,222	2,272
Accounts payable	(7,769,245)	(1,084,668)	(22,713)
Fees payable for a license	—	(1,800,000)	—
Fees payable for land use rights	16,983	—	(181,984)
Salaries and allowances payable	(386,371)	43,471	92,146
Accrued expenses	(2,093,991)	(353,170)	508,995
Tax paid	(3,518)	(1,230,199)	(3,585)

Net cash provided by operating activities	4,110,465	10,388,883	4,097,947

(To be continued)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 and 2004 (continued)

	2002	2003	2004
	US$	US$	US$
Cash flows from investing activities:

Proceeds from disposal of short-term investments	33,918,955	32,365,071	73,630,776
Proceeds from disposal of TFEL business	—	96,153	—
Purchase of a license	(800,000)	—	—
Purchase of patents	(271,300)	—	—
Purchase of short-term investments	(10,934,468)	(64,951,111)	(76,119,942)
Loans granted to Lite Array prior to acquisition	(2,000,000)	—	—
Purchases of property, plant and equipment	(1,991,086)	(3,482,323)	(3,168,940)
Decrease in a loan to a director	78,461	76,667	76,667
Decrease in a promissory note	—	—	161,904
Increase (decrease) in an amount due to a director	180,000	(170,058)	—
Increase in loans to a joint venture	(1,483,495)	—	—
Increase in an investment in a joint venture	—	9,368	—
Net cash inflow in respect of the acquisition of subsidiaries	1,150,269	—	—
Increase in a callable deposit	—	—	(5,000,000)
Decrease (increase) in restricted cash	—	(831,803)	431,728

Net cash provided by (used in) investing activities	17,847,336	(36,888,036)	(9,987,807)

Cash flows from financing activities:

Issuance of treasury stock to consultants	18,752	—	—
Repayment of short-term bank borrowings	(816,472)	—	—
Increase in long-term bank loans	—	686,903	—
Repayment of long-term bank loans	(1,060,076)	(935,129)	(435,407)
Proceeds from stock option exercises	—	—	118,356

Net cash used in financing activities	(1,857,796)	(248,226)	(317,051)

Net increase (decrease) in cash and cash equivalents	20,100,005	(26,747,379)	(6,206,911)

Cash and cash equivalents at beginning of fiscal year	28,489,112	48,589,117	21,514,277
Effect of foreign exchange rate changes on cash	—	(327,461)	(204,856)

Cash and cash equivalents at end of fiscal year	48,589,117	21,514,277	15,102,510

Supplemental disclosure information:
Cash paid for interest expense	125,950	56,660	17,589
Cash paid for tax expense	3,518	1,230,199	3,585

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and principal activities

Global-Tech Appliances Inc. (“Global-Tech”) was incorporated in the British Virgin Islands and is an investment holding company. Global-Tech and its subsidiaries are hereinafter collectively referred to as the “Company”. The Company is a designer, manufacturer and marketer of a wide range of consumer electrical products worldwide, including floor care products and small household appliances. During the year, the Company began exploring opportunities in display-oriented products and established a subsidiary, which focused on the development and manufacturing of high-value, more technologically advanced consumer products incorporating flat-panel displays. The Company’s manufacturing operation is located in Dongguan, the People’s Republic of China (“China”). The Company’s products are sold to customers primarily in the United States and Europe.

The common stock of Global-Tech is listed on the New York Stock Exchange under the symbol “GAI”.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Subsidiaries

Details of Global-Tech’s principal subsidiaries as of March 31, 2004 were as follows:

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
Kwong Lee Shun Trading Company Limited	Hong Kong	100%	Provision of management services
Pentalpha Enterprises Limited	Hong Kong	100%	Trading of raw materials and finished products

Pentalpha Hong Kong Limited	Hong Kong	100%	Trading of raw materials and household appliances products

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	China	100%	Manufacturing of household appliance products

Wing Shing Products (BVI) Company Limited	British Virgin Islands	100%	Trading of household appliance products

Wing Shing Overseas Limited	British Virgin Islands	100%	Trading of raw materials and household appliance products

Global-Tech USA, Inc	United States	100%	Provision of investment-related services

Pentalpha Macau Commercial Offshore Limited (“PMA”)	Macau	100%	Trading of household appliance products

Global Lite Array (BVI) Limited (“GLA”)	British Virgin Islands	76.75%	Investment holding

Lite Array OLED (BVI) Company Limited	British Virgin Islands	76.75%	Trading of raw materials and organic solid state flat-panel displays

Lite Array, Inc. (“LA”)	United States	76.75%	Research and development of organic solid state flat-panel displays

Global Display Limited	Hong Kong	100%	Development and marketing of multimedia flat-panel display products

GT Investments (BVI) Limited	British Virgin Islands	100%	Investment holding

Dongguan Lite Array Company Limited	China	100%	Manufacturing of flat-panel display products

3	Summary of significant accounting policies

(a)	Basis of consolidation

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

(c)	Use of estimates

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

(d)	Cash and cash equivalents

Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

(e)	Short-term investments

Investments with maturities of more than three months and less than one year are classified as short-term investments. Investments with maturities of more than one year are classified as long-term investments.

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

(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost, calculated on the first-in, first-out basis, comprises materials and, where applicable, direct labor and an appropriate proportion of production overhead expenditure.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(g)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains or losses on disposal are reflected in current operations. Depreciation is calculated on a straight-line basis at annual rates estimated to write off the cost of each asset over its expected useful life. The annual rates are as follows:

Annual rate
Leasehold improvements and buildings	Over the remaining lease term
Plant	4.5%
Machinery	10%
Moulds	20% - 33.3%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

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

(h)	Goodwill and intangible assets

Goodwill represents the excess of cost over the fair value of net tangible and identifiable assets of the acquired business. In accordance with SFAS No. 142: “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances.

Intangible assets represent a license and patents. Intangible assets are carried at cost less accumulated amortization. Intangible assets with a definite useful life will continue to be amortized using the straight-line method over the estimated lives of the assets. The license for Organic Light Emitting Diode (“OLED”) technology was recorded at fair value upon acquisition of LA. The license is being amortized on a straight-line basis over the expected remaining future economic life of 7 years starting from the date of acquisition. Patents are stated at historical cost and are amortized on a straight-line basis over the expected future economic lives ranging from 11 to 20 years.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(i)	Sales and revenue recognition

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

Under the Company’s standard terms and conditions of sales, which are mainly Free On Board shipping point, title and risk of loss transfer to the customer at the time product is delivered to the customer’s freight forwarder. At that time revenue is recognized unless customer acceptance is uncertain or significant obligations remain.

Deposits or advance payments from customers prior to delivery and passage of title of merchandise are recorded as a receipt in advance.

(j)	Advertising costs

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to expense as incurred. Advertising expenses were US$8,133, US$10,764 and US$100,698 for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

(k)	Shipping and handling costs

Any shipping, handling or other costs incurred by the Company associated with sale of products are expensed as a selling expense. The primary shipping expense relates to inland freight from the factory to the port, where title passes to the customer. During the fiscal years ended March 31, 2002, 2003 and 2004, shipping and handling costs charged to selling expenses were US$1,959,283, US$1,814,460 and US$1,418,367, respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of good sold. During the fiscal years ended March 31, 2002, 2003 and 2004, inbound freight costs charged to cost of good sold were US$675,740, US$567,567 and US$660,656, respectively. The other related costs are included in manufacturing overhead.

(l)	Foreign currencies

The functional currency of the Company is the Hong Kong dollar. The functional currencies of the Company’s subsidiaries in the locations outside Hong Kong are the respective local currencies.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(l)	Foreign currencies (continued)

In the financial statements of the individual companies, transactions in other currencies during the year are translated into the respective currencies at exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in other currencies at any balance sheet date are remeasured into the respective currencies at the rates of exchange in effect at such balance sheet date. Non-monetary assets and liabilities, income and expenses denominated in other currencies are remeasured into the respective currencies at the rates of exchange in effect at the time of the transactions. Aggregate exchange gains and losses are included in the results of operations.

On consolidation, the financial statements of the subsidiaries are translated into United States dollars at rates of exchange in effect at the balance sheet date for assets and liabilities, and at the average rates of exchange during the year for income and expense items. Translation differences arising therefrom are credited or charged to the accumulated other comprehensive deficit account.

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

The Company has adopted the disclosure-only provisions of SFAS No. 123. The Company has determined pro forma net earnings and earnings per share information as if the fair value method described in SFAS No.123: “Accounting for Stock Based Compensation” had been applied to its employee stock-based compensation. The pro forma effect on net earnings and earnings per share for the fiscal years ended March 31, 2002, 2003 and 2004 is as follows:

	Year Ended March 31,
	2002	2003	2004
	US$	US$	US$
Net income (loss), as reported	(3,002,617)	5,266,721	(1,551,046)
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of income tax of $nil	(18,727)	(218,480)	(6,289)

Pro forma net income (loss)	(3,021,344)	5,048,241	(1,557,335)
Earnings (loss) per share
Basic – as reported	(0.25)	0.43	(0.13)
Basic – pro forma	(0.25)	0.42	(0.13)
Diluted – as reported	(0.25)	0.43	(0.13)
Diluted – pro forma	(0.25)	0.42	(0.13)

The Company accounts for stock options granted to a counter party other than an employee in accordance with EITF Issue No. 96-18: “Accounting for Equity Instruments That Are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Fair value of the equity instruments is recognized on the measurement date. Measurement date is the date at which (i) a commitment for performance by the counter party to earn the equity instruments is reached or (ii) the counter party’s performance is completed.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(p)	Treasury stock

The Company accounts for the acquired shares of its own capital stock (“treasury stock”) in accordance with Accounting Research Bulletin (“ARB”) No. 43, Chapter 1B and APB Opinion No. 6. The cost of the acquired treasury stock is shown as a deduction from capital. When the treasury stock is reissued, an excess of purchase price over par or stated value is allocated between additional paid-in capital and retained earnings. Gains on sales of treasury stock not previously accounted for as constructively reissued are credited to additional paid-in capital while losses are charged to additional paid-in capital to the extent that previous net gains from the sale or retirement of the same class of stock are included therein, otherwise to retained earnings.

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

The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with the Company’s general counsel, that adequate reserves have been provided for all known contingencies, the ultimate cost will depend on the resolution of the uncertainties. Therefore, it is possible that additional reserves could be required in the future.

(s)	New Statements of Financial Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”): “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that are unable to make significant decisions about its activities, or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(s)	New Statements of Financial Accounting Standards (continued)

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both.

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective immediately for VIEs created after January 31, 2003. The provisions of FIN 46, as revised, were early adopted for the Company’s interests in all VIEs and there was no cumulative effect on the Company’s results of operations or financial position upon the adoption of the provisions of the revised FIN 46.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	Cash and cash equivalents

	2003	2004
	US$	US$
Cash on hand and in banks	18,134,514	14,349,619
Money market fund	3,379,763	752,891

	21,514,277	15,102,510

5	Restricted cash

At March 31, 2004, cash of US$400,075 (2003: US$831,803) was pledged for banking facilities.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	Short-term investments

The following is a summary of investment securities as of March 31, 2003 and 2004:

	Amortized Cost	Unrealized Gains	Fair Value
	US$	US$	US$
March 31, 2003
Available-for-sales securities:
Treasury bills	32,820,957	78,303	32,899,260
Equity securities	3,124	—	3,124
Debt securities	8,474,256	24,616	8,498,872

	41,298,337	102,919	41,401,256

	Amortized Cost	Unrealized Gains	Fair Value
	US$	US$	US$
March 31, 2004
Available-for-sales securities:
Treasury bills	34,907,639	38,601	34,946,240
Equity securities	3,124	—	3,124
Debt securities	8,926,096	108,002	9,034,098

	43,836,859	146,603	43,983,462

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	Short-term investments (continued)

The amortized cost and estimated fair value of the debt securities as at March 31, 2004, by contractual maturity, are shown below:

	Cost	Fair Value
	US$	US$
Due in one year or less	2,683,636	2,710,798
Due after one year through to five years	4,235,793	4,307,700
Due after five years through to ten years	2,006,667	2,015,600

	8,926,096	9,034,098

7	Accounts receivable, net

	2003	2004
	US$	US$
Trade receivables	10,286,223	10,029,161
Less: Allowance for doubtful accounts	(39,083)	(38,124)

	10,247,140	9,991,037

During the fiscal year ended March 31, 2004, no trade receivables (2002 and 2003: Nil) were written off against the allowance for doubtful accounts.

8	Inventories

	2003	2004
	US$	US$
Raw materials	4,133,697	4,325,079
Work-in-progress	2,552,922	3,382,301
Finished goods	820,491	1,101,075

	7,507,110	8,808,455

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	Related party transactions

A related party is any party that controls or can significantly influence the management or operating policies of the Company to the extent that the Company may be prevented from fully pursuing its own interests. Such parties would include affiliates, investments accounted for by the equity method, trusts for the benefit of employees, principal shareholders, management, and immediate family members of shareholders or management.

The Company had the following transactions and balances with related parties during the three fiscal years ended March 31, 2004:

(a)	As of March 31, 2002, 2003 and 2004, the Company incurred annual real estate rental expenses of approximately US$818,988, US$719,318 and US$731,981, respectively, payable to related companies with common directors.

(b)	In October 1998, the Company extended an unsecured loan of US$1,000,000 to a United States corporation wholly owned by the spouse of an executive employee of the Company. The loan was granted to finance its start-up costs and working capital. The loan bears interest at a fixed annual rate of 7.0% and is repayable in quarterly installments of approximately US$80,952 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. The loan plus accrued interest was US$1,550,360 and US$1,530,762 as of March 31, 2003 and 2004 respectively. The Company provided a reserve of US$833,980 and US$977,673 against the loan and the related interest receivable as of March 31, 2003 and 2004 respectively. The net amount of the loan was included as a promissory note receivable on the accompanying balance sheet.

(c)	In October 1999, the Company made a loan to an executive employee for the purchase of a residence. The loan is in the original principal amount of US$460,000, bearing interest at a fixed annual rate of 6.02% and is secured by a mortgage on the property. As of March 31, 2003 and 2004, the loan balance was US$228,232 and US$151,850 respectively. The loan is repayable in six years with an annual installment of US$76,667 of principal together with interest on the unpaid principal balance, commencing October 2000; however, such annual repayments are forgiven in arrears on each repayment due date in consideration for the executive employee’s continued employment by the Company. The loan forgiven amount during the fiscal year was recorded as a compensation expense and charged to the statement of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Property, plant and equipment

	2003	2004
	US$	US$
Leasehold improvements and buildings	21,150,835	21,156,857
Plant and machinery	21,012,712	22,420,995
Moulds	9,382,853	9,895,691
Transportation equipment	1,302,112	1,401,384
Furniture, fixtures and equipment	3,650,313	4,616,455

	56,498,825	59,491,382
Less: Accumulated depreciation	(23,849,843)	(28,700,311)

	32,648,982	30,791,071

In the year ended March 31, 2004, no impairment loss (2002: US$258,233 and 2003: Nil) was recognized in the statement of operations related to the TFEL business (Note 20).

As of March 31, 2003 and 2004, buildings with an aggregate net book value of approximately US$136,029 and US$122,681, respectively, were situated in Hong Kong and were held under leases expiring in 2044, and a manufacturing facility with an aggregate net book value of approximately US$16,749,404 and US$15,805,788 as of March 31, 2003 and 2004, respectively was situated in China. The land where the manufacturing facility was situated was held under land use rights that expire in 2043.

The amount of depreciation charged for the fiscal years ended March 31, 2002, 2003 and 2004 was US$4,541,452, US$4,326,955 and US$5,011,615 respectively.

11	Land use rights

2003	2004
US$	US$
1,937,544	1,886,968

Land use rights represent operating lease expenses on land use payable in advance, which are charged to the statement of operations over the lease periods on a straight-line basis. The title certificate of such prepayment has not yet been obtained as at March 31, 2004.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	License

	2003	2004
	US$	US$
At cost	4,866,701	4,867,762
Less: Accumulated amortization	(1,274,281)	(1,969,953)

	3,592,420	2,897,809

Amortization expense for the fiscal year	695,243	695,395

The “cost” of the license represents the appraised fair value of the license on the date of acquisition of LA. Pursuant to the license arrangement, LA shall pay royalties of (i) a fixed percentage of the net sales of products which are produced by using the licensed know-how sold by LA and its subsidiaries before January 1, 2004, and (ii) the greater of a fixed amount or a fixed percentage of the net sales of products, which are produced by using the licensed know-how, sold by LA and its subsidiaries after January 1, 2004. The subsidiary may terminate the license agreement at any time commencing January 1, 2004 before its expiration in 2023. As of March 31, 2004, the production of the licensed products has not commenced.

Estimated amortization expense:

US$
For the fiscal year ended March 31, 2005	695,474
For the fiscal year ended March 31, 2006	695,474
For the fiscal year ended March 31, 2007	695,474
For the fiscal year ended March 31, 2008	695,474
For the fiscal year ended March 31, 2009	115,913

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	Patents

	2003	2004
	US$	US$
At cost	268,512	268,570
Less: Accumulated amortization	(26,524)	(45,576)

	241,988	222,994

Amortization expense for the fiscal year	19,086	19,046

Estimated amortization expense:

US$
For the fiscal year ended March 31, 2005	19,577
For the fiscal year ended March 31, 2006	19,577
For the fiscal year ended March 31, 2007	19,577
For the fiscal year ended March 31, 2008	19,577
For the fiscal year ended March 31, 2009	19,577

14	Short-term bank loans

	2003	2004
	US$	US$
Bank overdrafts	—	10,490
Short-term bank loans	—	37,517

	—	48,007

Short-term bank borrowings drawn for working capital purposes are denominated in United States dollars and bear interest at rates ranging from 6.63% (2003: 6.87%) to 13.99% (2003: 13.99%) per annum.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	Short-term bank loans (continued)

As of March 31, 2003 and 2004, certain subsidiaries had banking facilities of approximately HK$221,852,336 (equivalent to approximately US$28,446,254) and HK$237,894,696 (equivalent to US$30,509,881, respectively, for overdrafts, bank loans, guarantees and letters of credit, of which approximately HK$8,482,832 (equivalent to US$1,087,682) and HK$10,440,522 (equivalent to US$1,338,992), respectively, had been utilized as follows:

	2003	2004
	US$	US$
Letter of credit and shipping guarantees	210,231	743,652
Bills payable	34,484	153,684
Trust receipt loans	14,911	20,037
Bank loans	828,056	421,619

	1,087,682	1,338,992

The banking facilities are denominated in Hong Kong dollars except for a fixed loan facility of approximately EUR414,732.

15	Long-term bank loans

	2003	2004
	US$	US$
Bank loans with interest charged at the following rates:
HIBOR + 1% per annum	231,687	35,655
LIBOR + 0.5% per annum	596,369	337,957
Less: Amount due within one year included under current liabilities	(512,046)	(373,612)

	316,010	—

Weighted average interest rate at the end of year	2.99%	1.90%

The Company has a long term Euro loan agreement with a bank that requires the Company to maintain “restricted cash” (Note 5) in an amount of not less than the outstanding amount of the loan.

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

Details of the assets acquired and liabilities assumed are as follows:

2002
US$
Net assets acquired:
Cash and bank equivalents	4,998,155
Deposits, prepayments and other assets	10,058
Property, plant and equipment	567,478
License	4,900,001
Patents	2,441
Interest in a joint venture	3,506,991
Fees payable for a license	(2,600,000)
Accrued expenses	(1,362,096)
Loan from a holding company	(2,000,000)
Short-term bank borrowings	(892,005)
Goodwill arising on acquisition on LA	3,939,788
Minority interests	(1,570,273)

9,500,538

Satisfied by:
Conversion of convertible notes	5,652,652
Cash consideration	3,847,886

9,500,538

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	Acquisition of subsidiaries (continued)

2002
US$
Net cash inflow from the acquisition of subsidiaries:
Consideration	9,500,538
Cash and bank equivalents acquired	(4,998,155)
Conversion of convertible notes	(5,652,652)

Net cash inflow in respect of the acquisition of subsidiaries	(1,150,269)

Had the results of operations for the Company included GLA as at April 1, 2001, the Company’s pro forma revenue, net loss and net loss per common share before reclassifying the disposal of the TFEL business in 2002 as discussed in Note 20 would have been as follows:

(Unaudited) 2002

US$
Pro forma net sales	85,794,063

Pro forma net loss	(3,527,228)

Pro forma net loss per common share	(0.29)

The goodwill arose from the acquisition of the entire interests in LA in May 2001 was charged to the statement of operations in the fiscal year 2002 as follows:

2002
US$
Goodwill	3,939,788
Less: Amortization	(328,316)
Write-off	(3,611,472)

—

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	Acquisition of subsidiaries (continued)

Goodwill, being the excess of cost over the fair value of LA was amortized during the fiscal year 2002 on a straight-line basis using an estimated economic life of 10 years. At the date of acquisition, the only operating business of LA was the manufacturing of TFEL products in the manufacturing facility of the joint venture. Consequently, management concluded that the full amount of the goodwill arising out of the LA acquisition was attributable to the TFEL business. The Company anticipated the TFEL business would be profitable at the time of acquisition, which was supported by the sales forecast and market research and therefore, an additional cash injection of approximately US$3,848,000 was made. During the fiscal year 2002, given that the sales expectations of the products had not been met, management revised their views on the prospects of the TFEL business and considered that certain of its assets were impaired. In assessing for impairment, the goodwill was included as part of the TFEL assets using an undiscounted cash flow method. Because the undiscounted cash flow method indicated an impairment loss, the carrying amount of the identified goodwill was written off in full and the impaired long-lived assets were written down to their fair values.

17	Share capital

During the fiscal year ended March 31, 2002, Global-Tech reissued (i) 1,250 and 1,250 shares of treasury stock to an independent consultant in June 2001 and October 2001, respectively and (ii) 1,000 shares to another consultant in August 2001.

During the fiscal year ended March 31, 2003, no treasury stock was reissued by Global-Tech.

During the fiscal year ended March 31, 2004, Global-Tech reissued 10,000 shares of treasury stock to two independent consultants in August 2003.

18	Other income

	2002	2003	2004
	US$	US$	US$
Exchange gain	—	137,481	317,468
Other	84,648	90,899	110,346

	84,648	228,380	427,814

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	Income taxes

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they are domiciled or deemed to operate.

Entities subject to Hong Kong profits tax are taxed at a rate of 17.5% (2002 and 2003: 16%) on their assessable income.

The subsidiary established in China, DWS, is subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Current income tax is computed based on the taxable income as reported in the statutory financial statements prepared under China accounting regulations. In September 2002, DWS submitted an amended tax return to China tax authority for the tax periods from 1995 to 2002. The China tax authority accepted the amended return which resulted in DWS being exempt from any income tax for the years 1999 and 2000 and 50% exempt from income tax for the years 2001 to 2003. Commencing from January 1, 2004, DWS’s earnings are subject to the full 27% tax rate.

	2002	2003	2004
	US$	US$	US$
Income taxes:
Current	1,373,906	602,640	29,239
Deferred	42,810	21,590	78,528

Provision for income taxes	1,416,716	624,230	107,767

The reconciliation of the Hong Kong income tax rate to the effective income tax rate based on income from continuing operations before income taxes stated in the consolidated statement of operations is as follows:

	2002	2003	2004
Hong Kong income tax rate	16.0%	16.0%	17.5%
Non-taxable income (loss) arising from offshore activities offshore activities	(4.8%)	(17.2%)	(19.1%)
Non-taxable interest income	(4.1%)	(3.6%)	(14.2%)
Non-tax deductible expenses	0.5%	6.1%	21.3%
Additional tax charge including penalty	9.3%	—	—
Changes in valuation allowance	1.2%	8.0%	36.6%
Changes in tax rate	—	—	0.4%

Effective income tax rate	18.1%	9.3%	7.5%

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	Income taxes (continued)

Deferred income taxes as of March 31, 2003 and 2004 comprised the following temporary differences:

	2003	2004
	US$	US$
License	(203,885)	191,014
Depreciation on fixed assets	(194,825)	(141,152)
Operating losses carried forward	603,445	1,365,197

	204,735	1,415,059
Less: Valuation allowances	(269,135)	(1,557,987)

	(64,400)	(142,928)

The Company provided deferred tax liabilities of US$142,928 (2003; US$64,400) as of March 31, 2004, which arose principally from temporary difference on depreciation of fixed assets.

Valuation allowances have been established for net deferred tax assets. Management believes that the net deferred tax assets related to subsidiaries under Hong Kong tax jurisdiction are more likely than not to go unrealized because the Company is uncertain about their future profitability. The operating losses of these subsidiaries can be carried forward indefinitely.

In 2001, the Inland Revenue Department in Hong Kong conducted an audit on the tax returns of certain subsidiaries of the Company for the tax years from 1995 through 2001. As of March 31, 2002, the tax audit was closed with additional tax due of approximately US$203,000 and a penalty of approximately US$646,000 compounded by the Inland Revenue Department. The additional tax and penalty were included as part of the income tax provision for the fiscal year 2002 and the full amount was settled in fiscal year 2003.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	Discontinued operations

During the fiscal year 2002, given that the sales expectations of products had not been met, management revised their views on the prospects of LA’s TFEL business. On November 1, 2002, the Company announced that its subsidiary, GLA entered into an agreement to sell the TFEL business, including the interest that LA owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of LA. With the adoption of SFAS No. 144: “Accounting for Impairment or Disposal of Long Lived Assets”, the operating results of discontinued operating units were classified as a loss from operations of the discontinued business on the consolidated statement of operations. Previously, reported financial statements have been restated to conform to the current operating structure.

	2002	2003	2004
	US$	US$	US$
Net sales	444,717	594,621	—
Cost of goods sold	(392,992)	(503,889)	—

Gross profit	51,725	90,732	—
Selling, general and administrative expenses	(1,643,896)	(539,099)	—
Impairment of property, plant and equipment	(258,233)	—	—
Share of loss of a joint venture	(5,236,684)	(378,646)	—
Amortization of goodwill	(328,316)	—	—
Write-off of goodwill	(3,611,472)	—	—

Operating loss	(11,026,876)	(827,013)	—
Interest income (expense)	34,030	(8,924)	—
Other income, net	—	491	—

Loss from operations of discontinued TFEL business	(10,992,846)	(835,446)	—

The aggregate assets and liabilities of the discontinued TFEL business on the date of disposal were US$480,407 and US$3,145,432, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	Basic and diluted earnings (loss) per share

Earnings or loss per common share is computed in accordance with SFAS No. 128: “Earnings Per Share”, by dividing the net income or loss by the weighted average number of common shares outstanding during the year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended March 31, 2002	Year Ended March 31, 2003	Year Ended March 31, 2004
	US$	US$	US$
Numerator for basic and diluted loss per share:
Income (loss) from continuing operations	6,399,956	6,073,157	(1,551,046)
Loss on discontinued operations, net of gain on disposal	(9,422,573)	(806,436)	—

Income (loss) attributable to common shareholders	(3,022,617)	5,266,721	(1,551,046)

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares	12,139,564	12,140,853	12,152,592

	US$	US$	US$
Basic and diluted earnings (loss) per share:
Earnings (loss) from continuing operations	0.53	0.50	(0.13)
Loss from discontinued operations	(0.78)	(0.07)	—

Earnings (loss) attributable to common shareholders	(0.25)	0.43	(0.13)

22	Design and development costs

The Company expenses all research and development costs when incurred. Included in selling, general and administrative expenses before reclassification of the TFEL business as a discontinued operation as discussed in Note 20 were design and development costs of US$2,210,886, US$1,967,467 and US$2,322,938 for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Commitments

(a)	Capital commitments

As of March 31, 2004, the Company had capital commitments of US$643,724 (2003: US$117, 018) for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in Note 11, the Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through to 2008. Rental expenses excluding the land use rights described in Note 11 for the fiscal years ended March 31, 2002, 2003 and 2004 were US$538,000, US$551,857 and US$700,491, respectively. The operating lease expense for the land use rights described in Note 11 was US$50,998. Future minimum rental payments as of March 31, 2004 are as follows:

2004
US$
Payable during the following periods:
Within one year	331,964
Over one year but not exceeding two years	241,358
Over two years but not exceeding three years	155,415
Over three years but not exceeding four years	155,415
Over four years but not exceeding five years	103,610

987,762

24	Contingent liabilities

The Company is involved in patent infringement and breach of contract litigation with Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) with both parties claiming and counter claiming. The trial on the claims of Sunbeam for indemnity and the claim of the Company for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam US$2.5 million against the Company’s subsidiary and (ii) the Company on its claim for breach of contract and awarded the Company US$6.6 million. The District Court gave a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, and awarded Sunbeam US$3.4 million and the Company $6.6 million. The Company has filed a motion to reconsider the calculation of the prejudgment interest, which the Court denied. Sunbeam has moved for judgment notwithstanding the verdict and for a new trial. Sunbeam has argued, among other things, that the Company should be denied any recovery and alternatively that any recovery by the Company should be limited to US$1 million.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	Contingent liabilities (continued)

The District Court denied these motions by an order given on April 12, 2004. Sunbeam filed on May 10, 2004 an appeal against the final judgment, and the Company cross-appealed on May 21, 2004.

Given the appeals, the final outcome of the case is uncertain. Management, based upon the advice of legal counsel, have not accrued any liabilities or income pertaining to this litigation as the outcome is uncertain until the appeal process is finalized.

25	Employee benefits

(a)	Retirement fund

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

The costs of this plan recognized during the fiscal years ended March 31, 2002, 2003 and 2004 were US$173,000, US$162,911 and US$170,622, respectively. The Company has no other post-retirement or post-employment benefit plans.

(b)	Other benefits

The Company provides housing, medical care and subsidized meals to all factory employees. The aggregate amounts incurred by the Company for such benefits were US$468,000, US$675,454 and US$642,707 during the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	Segment information

The Company is principally engaged in one reportable segment of the manufacturing and trading of small household appliances.

(a)	Net sales by geographic area

	2002	2003	2004
	US$	US$	US$
Australia	706,303	546,087	486,377
Europe	18,639,073	7,539,028	4,461,180
North America	62,784,799	64,783,476	56,116,363
Asia	2,529,424	2,260,901	5,720,742
Other regions	661,887	359,783	116,653

	85,321,486	75,489,275	66,901,315

(b)	Net sales by product type

	2002	2003	2004
	US$	US$	US$
Floor care products	37,331,883	42,142,703	49,734,017
Kitchen appliances	36,086,555	26,259,590	12,044,008
Garment care and travel products and accessories	7,850,891	2,755,261	1,573,848
Other	4,052,157	4,331,721	3,549,442

	85,321,486	75,489,275	66,901,315

(c)	Long-lived assets*

	2002	2003	2004
	US$	US$	US$
Hong Kong and Macau	1,931,999	3,628,284	2,114,345
Mainland China	33,938,804	30,957,804	30,563,694
United States of America	329,786	438	—

	36,200,589	34,586,526	32,678,039

*	Long-lived assets represent land use rights, and property, plant and equipment.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	Segment information (continued)

(d)	Major customers

Customers accounting for 10% or more of the Company’s sales are as follows:

	2002	2003	2004
	US$	US$	US$
Royal Appliance Manufacturing Company	36,236,368	33,428,598	32,357,447
Morphy Richards Limited	10,431,925	912,154	706,491
Global Marketing Corp.	11,830,759	9,180,199	61,158
Black & Decker	4,185,215	10,009,710	2,893,588
The Eureka Company	—	4,291,662	17,459,514

During the year ended March 31, 2004, the Company recorded 48% (2003: 44%) of total net sales and 36% (2003: 64%) of total accounts receivable from Royal Appliance Manufacturing Company Limited (“Royal Appliance”). Royal Appliance is an unrelated customer. The Company is a contract manufacturer of vacuum cleaners that are marketed by Royal Appliance under its brand names.

Royal Appliance has no purchase commitment to the Company for the continuous manufacturing of its products.

27	Risk considerations

The Company’s operations are conducted in the Hong Kong and Mainland China. As a result, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and Mainland China, and by the general state of the Hong Kong and Mainland China economies.

As substantially all of the Company’s manufacturing operations are conducted in Mainland China, the Company is subject to different considerations and risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Financial instruments

The carrying amounts of the Company’s cash and cash equivalents and accounts receivable approximate their fair values because of the short maturity of those instruments. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.

29	Stock options

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

The Plan is administered by the Board of Directors or a committee of outside directors appointed by the Board of Directors, which will determine the terms of options, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech’s outstanding capital stock, the exercise price of any Incentive Stock Option must not be less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Plan may be established by the Board of Directors, or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to the Plan is ten years. With respect to any Incentive Stock Option granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech’s outstanding capital stock, the maximum term is five years.

Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period of ten years from the date of grant.

For the fiscal year ended March 31, 2001, Global-Tech granted options to purchase (i) 2,500 shares of common stock to a consultant with an exercise price and fair value of US$5.75 and US$2.05 per share respectively in October 2001 and (ii) 12,700 shares to ten employees with an exercise price of US$6.25 per share during the period from April 2000 to March 2001.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	Stock options (continued)

On May 10, 2000, Global-Tech offered a voluntary program to cancel up to approximately 1,120,000 shares of old options and replaced with new options at a lower exercise price of US$6.25 per share. For every 100 old options with exercise prices ranging from US$5.00 to US$19.00 per share, the employees could surrender for cancellation and would receive 60 new options of replacement at an exercise price of US$6.25 per share. The vesting schedule and life for these exchanged stock options remained unchanged. As of March 31, 2001, 911,100 old options with exercise prices ranging from US$5.00 to US$19.00 per share were cancelled and 708,175 new options with an exercise price of US$6.25 per share were granted on exchange. As a result of this repricing, 866,975 options are subject to variable accounting prospectively. In addition, no incremental compensation cost was recognized at the date of the repricing or for the fiscal years ended March 31, 2003 or 2004 under variable accounting as the exercise prices are above fair market value.

For the fiscal year ended March 31, 2002, Global-Tech granted options to purchase (i) 50,000 shares of common stock in an exchange to a consultant with an exercise price and fair value of US$4.75 and US$1.51 per share respectively in May 2001; (ii) 12,000 shares to a new director with an exercise price of US$6.25 per share in June 2001 and 300,000 shares to three directors with an exercise price of US$4.75 per share in May 2001. During the fiscal year 2002, an aggregate total of 88,187 shares were forfeited upon the resignation of the participants, including 17,520 shares at an exercise price of US$6.25 per share; 16,667 shares at an exercise price of US$4.75 per share; 15,000 shares at an exercise price of US$4.75 per share; 35,000 shares at the prevailing market price on the date of vesting and 4,000 shares at an exercise price of US$19.00 per share.

For the fiscal year ended March 31, 2004, Global-Tech granted options to purchase (i) 20,000 shares to an officer with exercise prices based upon the prevailing market price on the dates of vesting; (ii) 12,000 shares to a director with an exercise price of US$7.60 per share in November 2003; (iii) 94,000 shares to 30 employees, 15,000 shares to two officers and 240,000 shares to three directors with an exercise price of US$7.64 per share in December 2003. During the fiscal year 2004, an aggregate total of 13,880 shares with an exercise price of US$6.25 per share were forfeited upon the resignation of the participants.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	Stock options (continued)

Changes in outstanding options under the Plan during the three fiscal years ended March 31 are as follows:

	2002			2003			2004
	Options	Exercise price range	Weighted- average exercise price	Options	Exercise price range	Weighted- average exercise price	Options	Exercise price range	Weighted- average exercise price
		US$	US$		US$	US$		US$	US$
Outstanding, beginning of year	866,975	4.75 – 19.00	6.16	1,140,788	4.75 – 19.00	5.84	1,141,688	4.55 – 19.00	5.75
Granted	362,000	4.75 – 6.25	4.14	9,400	4.55	4.55	381,000	7.60 – 8.32	7.67
Exercised	—	—	—	—	—	—	(35,603)	4.75 – 6.25	5.55
Forfeited	(88,187)	4.75 – 19.00	13.99	(8,500)	6.25	6.25	(13,880)	6.25	6.25

Outstanding, end of year	1,140,788	4.75 – 19.00	5.84	1,141,688	4.55 – 19.00	5.75	1,473,205	4.55 – 19.00	6.25

Exercisable, end of year	1,030,698	4.75 – 19.00	5.73	1,099,047	4.75 – 19.00	5.75	1,078,105	4.55 – 19.00	5.76

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	Stock options (continued)

	Options outstanding as of March 31, 2004			Options exercisable as of March 31, 2004
Options	Range of exercise price per option	Weighted-average remaining contractual life	Weighted-average exercise price per option	Options	Weighted-average exercise price per option
	US$	(Years)	US$		US$
1,091,205	4.55 – 6.25	5.27	5.74	1,077,105	5.75
381,000	7.60 – 8.32	9.69	7.67	—	—
1,000	19.00	3.94	19.00	1,000	19.00

1,473,205	4.55 – 19.00	6.41	6.25	1,078,105	5.76

The fair values per option granted during the fiscal years ended March 31, 2002, 2003 and 2004 are estimated on the date of grant using the Black-Scholes option-pricing model to be US$2.143, US$2.750 and US$4.560 respectively, on a weighted-average basis. The fair values of the options granted are estimated on the date of grant using the following assumptions:

	2002	2003	2004
Risk-free interest rate	4.67%	3.64%	3.80%
Expected dividend yield	0%	0%	0%
Expected option life	7 years	7 years	7 years
Expected stock price volatility	30.38%	56.88%	55.54%

In conjunction with the acquisition of LA on May 31, 2001 (See Note 16), GLA established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of the GLA subsidiary and not of the Company. Under this plan, the following options to purchase shares were outstanding as of March 31, 2004.

800,000 options in GLA at an exercise price of US$0.34 per share issued to four directors. These options will be fully vested May 31, 2004 and expire on May 31, 2011.

110,000 options in GLA at exercise prices ranging from US$0.20 to US$1.50 per share issued to employees. These options expire during the period May 31, 2006 to May 29, 2013.

20,000 options in GLA at exercise price of US$0.34 per share issued to an employee. These options expire on November 12, 2012.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	Opsys warrants

PMA entered into an asset purchase and lease agreement with Opsys US Corporation (“Opsys”) in January 2003. Based on the agreement, PMA paid US$1 million to purchase assets from Opsys, and leased the purchased assets back to Opsys for three months at a rental of US$1,000 per month. As part of the consideration of entering into the lease agreement, Opsys granted warrants to PMA to purchase securities of Opsys. Management did not record warrants received on their books because they believe that the fair value of these warrants should be nil.

PMA further entered into a loan agreement with Opsys for US$100,000 in April 2003 to resolve a pressing cash flow problem of Opsys. As part of the terms of the loan agreement, Opsys granted warrants to PMA to purchase securities of Opsys. Management did not record the warrants received as an asset because they believe that the fair value of these warrants is nil since Opsys declared bankruptcy in fiscal year 2004.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech’s Registration Statement on Form F-1, SEC File No. 333-8462 (the “Registration Statement”).)

1.2	Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.2 to the Registration Statement.)

4.1	Commission Agreement between Global-Tech and Eyal Lior. (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham. (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C. K. Sham. (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

4.5	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7	Lease Agreement between Global-Tech and Wing Shing Products Company Limited. (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002. (Incorporated herein by reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F For the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12	Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.13	Supplemental advice letter dated June 1, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.12 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.14	Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

E-1

4.16	Supplemental advice letter dated September 30, 2000 from HongkongBank. (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17	Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18	Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.19	Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited. (Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2003 between Standard Chartered Bank and Pentalpha HK Ltd. (Incorporated herein by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.21	Credit Facility Agreement dated May 27, 2003 between Standard Chartered Bank and Wing Shing Products (BVI) Co, Ltd. (Incorporated herein by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.22	Credit Facility Agreement dated May 27, 2003 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.23	Credit Facility Agreement dated December 5, 2002 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.23 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.24 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank.*

4.26	Banking facilities letter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd and HongkongBank.*

4.27	Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank.*

4.28	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd.*

4.29	Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd.*

4.30	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd.*

8.1	Subsidiaries of the Company.*

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer*

13.1	Certification by Chief Executive Office*

13.2	Certification by Acting Chief Financial Officer*

14.1	Code of Ethics.*

*	Filed Herewith

E-2