Form 20-F/A
period 2003-03-31
GLOBAL TECH APPLIANCES INC
filed 2004-12-10
CIK 1057708

Commission File No. 1-14812

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

Amendment No. 1

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

EXPLANATORY NOTE

This Annual Report on the Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to our Annual Report on the Form 20-F for the fiscal year ended March 31, 2003. We are filing this Amendment No. 1 to amend “Item 18. Financial Statements” and “Item 19. Exhibits” contained in our Annual Report on the Form 20-F for the fiscal year ended March 31, 2003, originally filed with the Securities and Exchange Commission on September 30, 2003.

Item 18 of this Form 20-F/A has been amended to include a copy of the Report of Independent Auditors related to our financial statements for the fiscal year ended March 31, 2001 which were audited by independent auditors who have ceased operations and which was inadvertently omitted from the original Form 20-F filed on September 30, 2003. Consequently, we are amending Item 18 of our Form 20-F for the fiscal year ended March 31, 2003 to include, pursuant to Rule 2-02(e) of Regulation S-X a copy of the latest signed and dated accountant’s report issued by Arthur Andersen who audited our financial statements for the year ended March 31, 2001.

Item 19 of the Form 20-F/A has been revised to include currently dated certifications of our Chief Executive Officer and Acting Chief Financial Officer.

This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F on September 30, 2003, and does not modify or update the disclosure therein in any way other than to reflect the amendments described above. The filing of this Amendment No. 1 shall not be deemed an admission that the previous filing, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Item 18 is hereby amended as set forth below.

The following is a copy of the latest signed audit report by Arthur Andersen & Co. dated July 17, 2001 in connection with Global-Tech Appliances Inc.’s filing of its Annual Report on Form 20-F for the year ended March 31, 2003. This audit report has not been re-issued by Arthur Andersen & Co. since that date.

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Global-Tech Appliances Inc.:

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. (a company incorporated in the British Virgin Islands; “Global-Tech”) and Subsidiaries (“the Company”) as of March 31, 2000, and 2001, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year ended March 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global-Tech Appliances Inc. and Subsidiaries as of March 31, 2000 and 2001, and the result of their operations and their cash flows for the year ended March 31, 1999, 2000 and 2001, in conformity with generally accepted accounting principles in the United States of America.

Arthur Andersen & Co.

Certified Public Accountants

Hong Kong

July 17, 2001

Item 19 is amended to include the exhibits listed in the attached Exhibit Index.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on the Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Date: December 10, 2004

GLOBAL-TECH APPLIANCES INC.

By:	/s/ John C.K. Sham
John C.K. Sham President and Chief Executive Officer

Item 19 is hereby amended as set forth below.

EXHIBIT INDEX

Exhibit Number	Description of Document
12.1	Rule 13a-14(a) Certification by Chief Executive Officer

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer

13.1	Certification by Chief Executive Officer

13.2	Certification by Acting Chief Financial Officer