Form 20-F/A
period 2004-03-31
GLOBAL TECH APPLIANCES INC
filed 2005-09-23
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

Amendment No. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-14812

GLOBAL-TECH APPLIANCES INC.
(Exact Name of Registrant as Specified in its charter and Translation of Registrant’s Name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, $0.01 par value per share	The New York Stock Exchange

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

EXPLANATORY NOTE

This Annual Report on the Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to our Annual Report on the Form 20-F for the fiscal year ended March 31, 2004 initially filed with the Securities and Exchange Commission (“SEC”) on September 30, 2004. This Amendment No. 1 is being filed to reflect the restatement of our audited consolidated financial statements for the fiscal year ended March 31, 2004 to correct an accounting error relating to non-cash stock compensation expense for stock options subject to variable accounting and to make related changes. The decision to restate our previously issued financial statements for the fiscal year ended March 31, 2004 was approved by the Audit Committee of our Board of Directors on July 15, 2005 upon the recommendation of management and was discussed with our independent registered public accounting firm. For a further description of the restatement, see Note - 4 “Restatement of information previously reported” to the accompanying audited consolidated financial statements.

We also revised the footnote disclosure in Note – 3(o) “Stock-based compensation” to our consolidated financial statements to reflect the pro forma effect on net loss and loss per share amounts for the fiscal year ended March 31, 2002 after re-calculation of total stock-based compensation expense determined under the fair value method for all awards.

This Amendment No. 1 amends and restates each of Item 3A, Selected financial data and Item 5A, Operating results in its entirety to reflect changes related to the restatement described above.

Item 15 of this Form 20-F/A has been amended and restated in its entirety in connection with the restatement to include the Company’s amended disclosure about its system of controls and procedures.

Item 18 of this Form 20-F/A has been amended and restated in its entirety to include the restated consolidated financial statements for the fiscal year ended March 31, 2004 and the Report of Independent Registered Public Accounting Firm related to our restated financial statements for the fiscal year ended March 31, 2004.

Item 19 of this Form 20-F/A has been revised to include currently dated certifications of our Chief Executive Officer and Acting Chief Financial Officer and the consents of independent registered public accounting firms concerning their reports appearing in this Form 20-F/A.

This Form 20-F/A does not reflect events occurring after the filing on September 30, 2004 of the original Form 20-F for the fiscal year ended March 31, 2004, and does not modify or update the disclosure therein in any way other than to reflect the amendments described above. As a result, this Form 20-F/A continues to speak as of September 30, 2004.

The terms “Global-Tech,” the “Company,” “we,” “us” and “our” as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Appliances Inc., a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms “China,” “Hong Kong” and “Macau” as used in this annual report refer to the People’s Republic of China, the Hong Kong Special Administrative Region of China and the Macau Special Administrative Region of China, respectively.

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

Item 3. Key Information.

A. Selected financial data.

The selected consolidated income statement data for the fiscal years ended March 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of March 31, 2003 and March 31, 2004 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of income data for the fiscal years ended March 31, 2000 and 2001 and the selected consolidated balance sheet data as of March 31, 2000, March 31, 2001 and March 31, 2002 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2000		2001		2002		2003		2004
	(In thousand, except for per share data) (3)
									(as restated)
Statement of income data:
Net sales	$92,357		$108,874	(4)	$85,321	(5)	$75,489	(6)	$66,901
Cost of goods sold	70,647		91,781	(4)	65,148	(5)	54,906	(6)	52,942

Gross profit	21,710		17,093		20,173		20,583		13,959
Selling, general and administrative expenses	15,948	(1)	17,236	(1)(4)	14,299	(1)(5)	15,298	(1)	19,019	(1)(7)
Legal and professional fees on potential acquisitions	500		—		—		—		—

Operating income (loss)	5,262		(143)		5,874		5,285		(5,060)
Interest expense	217		269		126		57		17
Interest income	3,461		3,729		1,984		1,241		851
Other income (loss), net	451		(34	)(4)	85	(5)	228	(6)	428

Income (loss) from continuing operations before income tax	8,957		3,283		7,817		6,697		(3,798)
Provision for income taxes	225		513		1,417		624		108

Income (Loss) from continuing operations	8,732		2,770		6,400		6,073		(3,906)
Discontinued operations:
Loss from operations of discontinued thin film electro-luminescent (“TFEL”) display business, net of applicable income tax of $nil for 2002 and 2003	—		—		10,993	(2)	835	(2)	—

Gain on disposal of TFEL business	—		—		—		29	(2)	—

Net income (loss) before minority interests	8,732		2,770		(4,593)		5,267		(3,906)
Minority interests	—		—		1,570		—		—

Net income (loss)	$8,732		$2,770		$(3,023)		$5,267		$(3,906)

Basic and diluted earnings (loss) per common share	$0.72		$0.23		$(0.25)		$0.43		$(0.32)

Dividend declared and paid per share	—		$1.35		—		—		—

Basic and diluted weighted average number of shares outstanding	12,109		12,135		12,140		12,141		12,153

(1)	Includes a provision of $233,000 against advances to a former minority shareholder of a subsidiary and his affiliates in fiscal 2000. Also includes provisions of $103,000, $19,000, $274,000, $556,000 and $669,000, respectively, against a related party loan and the related interest receivable in fiscal 2000, 2001, 2002, 2003 and 2004.
(2)	On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited (GLA) entered into an agreement to sell Lite Array, Inc.’s (LA) TFEL display business, including the interest that LA owned in a joint venture manufacturing facility in Jiangmen, China, to the former management of LA. As a result of this agreement, the results of operations for LA’s TFEL business have been reported as a discontinued operation and previous financial statements have been restated to conform to the current operating structure.
(3)	For fiscal 2001 certain reclassifications have been made to prior year balances in order to conform to the current fiscal year presentation.

(4)	In this Form 20-F, the Company revised the line items of net sales, cost of goods sold, selling, general and administrative expenses and other income, net to reflect certain reclassifications.

•	Net sales in fiscal 2001, formerly reported as $108,378,912, were revised to $108,873,668 after the inclusion of $320,835 of sales price variances from purchase orders due to customer requests and gross tooling income of $173,921 that were previously reported under other income, net.

•	Cost of goods sold, formerly reported as $85,563,357, was revised to $91,780,960 as a result of the Company’s decision to adopt the provision of EITF 96-9 rather than disclosing a write-off of inventory as a separate line item. The following table shows the change in cost of goods sold.

	Fiscal Year Ended March 31,
	2001[1]	2001[2]
Material	$74,202,037	$79,686,446
Labor and overhead	12,915,526	13,648,720
Change in inventory	(1,554,206)	(1,554,206)

Cost of goods sold	$85,563,357	$91,780,960

[1]	The amounts are before the re-classification of write-off for inventory and tooling and the loss on cessation of a product line.
[2]	In fiscal 2001, the amounts for the write-off of inventory and tooling (due to the re-organization of Sunbeam Corporation) and loss on cessation of a product line are $4,991,407 and $2,523,293, respectively. Of the total write-off and loss of $7,514,700, $5,472,512 is reflected in material, $733,194 in labor and overhead and therefore $6,205,706 in cost of goods sold. In accordance with the Company’s accounting classifications and Regulation S-X, an aggregate of $1,308,994 is reflected in various items of selling, general and administrative expenses. In addition, an aggregate of $11,897 of tooling costs were included in materials.

•	For fiscal 2001, SG&A expenses, formerly reported as $15,927,158, were revised to $17,236,152 after the inclusion of $1,308,994 related to the write-off of inventory and tooling as per the adjustment above. The significant components comprising SG&A before and after the reclassification are presented below.

	Fiscal Year Ended March 31,
	2001[1]	2001[2]
Freight and handling	$2,544,175	$2,544,175
Salaries and benefits	7,495,269	7,495,269
Other selling, general & administrative expenses (each item included in this category is less than 10% of the total SG&A expense)	5,887,714	7,196,708

Total SG&A	$15,927,158	$17,236,152

[1]	The amounts are before the inclusion of the remaining $1,308,994 of other expenses related to the write-off of inventory and tooling.
[2]	The amounts are after the inclusion of the remaining $1,308,994 of other expenses related to the write-off of inventory and tooling as per the reclassification described above.

•	Other income, net, for fiscal 2001 formerly reported as $448,618, was revised to an other loss, net of $34,241 as a result of reclassifying $320,835 of sales price variances and $162,024, tooling income, net to net sales. The other loss, net resulted from a $63,093 exchange loss, which was partially offset by sundry income of $28,852.

The Company revised its interpretation of EITF 96-9 with respect to the amounts of $4,991,407, write-off of inventory and tooling, and $2,523,292, loss on cessation of a production line. Originally, our accounting classification of these costs was to treat them as an exit of business. Consequently, we revised the fiscal 2001 financial data and included $6,205,706 of inventory write-off and dedicated tooling write-off in the cost of goods sold. The revised selling, general and administrative expenses in fiscal 2001 included $1,308,994 attributable to the write-off of inventory and tooling. This amount included bad debts of $325,570, a provision for loss on a promissory note of $224,357 and legal fees of $759,067. The revision had no impact on the Company’s net income for fiscal 2001.

(5)	In this Form 20-F, the Company revised the line items of fiscal 2002 net sales, cost of goods sold, selling, general and administrative expenses and other income, net to reflect certain reclassifications.

•	Net sales in fiscal 2002, formerly reported as $85,115,259, were revised to $85,321,486 as a result of the inclusion of approximately $117,852 of sales price variances from purchase orders due to customer requests and gross tooling income of $88,375 that were previously reported under other income, net.

•	Cost of goods sold, formerly reported as $65,086,105, was revised to $65,148,112 as a result of the inclusion of $62,007 of tooling costs. The following table shows the changes to cost of goods sold that result:

	Fiscal Year Ended March 31,
	2002[1]	2002[2]
Material	$48,484,665	$48,546,672
Labor and overhead	11,794,722	11,794,722
Change in inventory	4,806,718	4,806,718

Cost of goods sold	$65,086,105	$65,148,112

[1]	The amounts are before the inclusion of $62,007 tooling costs in the cost of goods sold.
[2]	The amounts include tooling costs.

•	SG&A expenses, formerly reported as $14,717,163, were revised to $14,299,163 as a result of the reverse of approximately $418,000, a provision for the cost of the potential resolution of certain litigation accrued in the prior periods that was previously reported as other income. The significant components comprising SG&A before and after the reclassification are presented below:

	Fiscal Year Ended March 31,
	2002	2002
Freight and handling	$1,959,283	$1,959,283
Salaries and benefits	6,195,282	6,195,282
Other selling, general & administrative expenses (each item included in this category is less than 10% of the total SG&A expenses)	6,562,598	6,144,598

Total SG&A	$14,717,163	$14,299,163

•	Other income, net, formerly reported as $646,867, was revised to $84,648 as a result of netting out $117,852 of sales price variances, $26,368 of tooling income, net of all related costs and $418,000, the reverse of a provision for the cost of the potential resolution of certain litigation accrued in prior periods.

(6)	In this Form 20-F, the Company revised the line items of fiscal 2003 net sales, cost of goods sold and other income, net to reflect certain reclassifications.

•	In fiscal 2003, Net sales, formerly reported as $75,058,017, were revised to $75,489,275 as a result of the inclusion of $431,258 of tooling income.

•	Cost of goods sold, formerly reported as $54,729,836, was revised to $54,906,458 as a result of the inclusion of $176,622 of tooling costs. The following table reflects the changes to cost of goods sold that result:

	Fiscal Year Ended March 31,
	2003[1]	2003[2]
Material	$42,637,587	$42,814,209
Labor and overhead	10,478,381	10,478,381
Change in inventory	1,613,868	1,613,868

Cost of goods sold	$54,729,836	$54,906,458

[1]	The amounts are before the inclusion of $176,622 of tooling costs in cost of goods sold.
[2]	The amounts include tooling costs.

•	Other income, net, formerly reported as $483,016, was revised to $228,380 as a result of netting out $254,636 of tooling income net of related cost

(7)	In this Form 20-F/A, the Company restated its consolidated financial statements for the fiscal year ended March 31, 2004 by amending the line item “Selling, general and administrative expenses” to recognize a non-cash stock compensation expense of $2,355,319 resulting from the application of variable accounting to certain outstanding share options of the Company. SG&A expense, formerly reported as $16,663,503, was revised to $19,018,822 after the inclusion of this non-cash expense. See Note 4 “Restatement of information previously reported”, Note 22 “Basic and diluted earnings (loss) per share” and Note 30 “Stock options” of Notes to Consolidated Financial Statements.

The summarized results of discontinued operations are as follows:

	2002	2003
	US$	US$
Net sales	$444,717	$594,621
Cost of goods sold	392,992	503,889

Gross profit	51,725	90,732

Selling, general and administrative expenses	1,643,896	539,099
Impairment of property, plant and equipment	258,233	—
Share of loss of a joint venture	5,236,684	378,646
Amortization of goodwill	328,316	—
Write-off of goodwill	3,611,472	—

Operating loss	(11,026,876)	(827,013)

Interest income (expense)	34,030	(8,924)
Other income, net	—	491

Loss from discontinued operations	$(10,992,846)	$(835,446)

The aggregate assets and liabilities of the discontinued TFEL business on the date of disposal were $480,407 and $3,145,432, respectively.

	At March 31,
	2000	2001	2002	2003	2004
	(In thousands)
Balance sheet data:
Working capital[1]	$87,213	$70,113	$64,931	$72,356	$73,672
Total assets	139,717	132,048	123,273	123,548	122,286
Net assets[2]	122,906	109,059	106,500	111,341	110,033
Total debt[3]	2,472	2,046	1,062	828	422
Shareholders’ equity	122,906	109,059	106,500	111,341	110,033

[1]	Working capital is the excess of current assets over current liabilities.
[2]	Net assets is the excess of total assets over total liabilities.
[3]	Total debt is the summation of short-term borrowings, current portion of long-term bank loans and long-term bank loans.

Item 5. Operating and Financial Review and Prospects.

A. Operating results.

	Fiscal Year Ended March 31,
	2002	2003	2004
			As restated
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	76.4	72.7	79.1

Gross profit	23.6	27.3	20.9
Selling, general administrative expenses	16.8	20.3	28.4

Operating income (loss)	6.8	7.0	(7.5)
Interest expense	0.1	0.1	0.0
Interest income	2.3	1.6	1.3
Other income	0.1	0.3	0.6

Income (loss) from continuing operations before income taxes	9.1	8.8	(5.6)
Provision for income taxes	1.7	0.8	0.2

Income (loss) from continuing operations	7.4	8.0	(5.8)
Discontinued operations:
Loss from operation of the discontinued thin-film electroluminescent (“TFEL”) display business	12.9	1.1	0.0
Gain on disposal of TFEL display business	0.0	0.0	0.0

Income (loss) before minority interests	(5.5)	6.9	(5.8)
Minority interests	1.8	0.0	0.0

Net income (loss)	(3.7)	6.9	(5.8)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended March 31, 2004 Compared with Fiscal Year Ended March 31, 2003

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

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, in-bound freight, depreciation and factory overhead. Gross profit in fiscal 2004 was $14.0 million, or 20.9% of net sales, as compared to $20.6 million, or 27.3% of net sales, in fiscal 2003.

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

Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A expenses are related to advertising and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees, non-cash compensation expense and utilities. SG&A expenses in fiscal 2004 were $19.0 million, or 28.4% of net sales, as compared to $15.3 million, or 20.3% of net sales, in fiscal 2003. Shipping, handling or other costs that are incurred for the sale of products are classified as a selling expense. The primary shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2004 and 2003, shipping and handling costs charged to selling expenses were $1.4 million and $1.8 million, respectively.

The increased SG&A expenses in fiscal 2004 were primarily due to recognition of a non-cash stock compensation expense of approximately $2.4 million. On May 10, 2000, we offered a voluntary program to exchange up to 991,900 options ranging in exercise price from $8.31 to $19.00 and replace them with a reduced number of options at a lower exercise price of US$6.25 per share. As a result of this re-pricing, 711,175 options, together with the 12,500 options granted within six months before or after the date of cancellation of the old options, became subject to variable accounting prospectively and non-cash stock compensation expense would prospectively be recognized for subsequent changes in intrinsic value. No incremental compensation cost was recognized as of the exchange or for the fiscal years ended March 31, 2002 or 2003 under variable accounting as the intrinsic value of the subject options was zero. Non-cash compensation expense of $2.4 million was recognized in fiscal 2004 relating to these options. Subsequent recognition of non-cash compensation expense or reversal of that expense may occur in future periods as a result of changes in the market price for our common shares. See Note 4 “Restatement of information previously reported”, Note 22 “Basic and diluted earnings (loss) per share” and Note 30 “Stock options” of Notes to consolidated financial statements.

Excluding the effect of the non-cash stock compensation expense, SG&A expenses were approximately $16.7 million in fiscal 2004. Out of the total SG&A expenses in fiscal 2004, $2.0 million and $2.2 million respectively were attributable to our new display and OLED programs compared to $1.3 million for our OLED program in fiscal 2003. The aggregate increase of $2.9 million was the main contributor to our total SG&A expenses increasing $1.4 million. Shipping savings due to lower volume and a reduction in engineering and administrative staff in our core business offset some of the increase in our display and OLED programs and legal and professional fees. We do not believe the reduction in engineering and administrative staff will have a significant impact on our results of operations of the core business.

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

Operating income (loss). In fiscal 2004, we incurred an operating loss of $5.1 million, as compared to an operating income of $5.3 million in fiscal 2003. The decrease was mainly due to lower gross profit due to decreased sales and production in our core business, an increase in investment in our new display and our OLED development programs and $2.4 million of non-cash compensation expense recognized.

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

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempt from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authorities confirmed our amended tax returns as submitted, establishing the first profitable year as 1999. Our Chinese subsidiary was not therefore subject to income tax from 1999 and 2000 and received a 50% exemption for the years from 2001 to 2003. Commencing January 1, 2004, our subsidiary in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited, which is also exempt from income tax for a two-year period effective from its first profitable year and followed by a 50% exemption for the next three years. We do not believe the full implementation of the PRC income taxes will have a significant impact on our financial condition and results of operations. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to

55%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulations.

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

Net income (loss). In fiscal 2004, net loss was approximately $3.9 million, or $0.32 per share as compared to a net income of $5.3 million, or $0.43 per share in fiscal 2003.

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

Gross profit in fiscal 2003 was $20.6 million, or 27.3% of net sales, as compared to $20.2 million, or 23.6% of net sales, in fiscal 2002. The increase in gross profit as a percentage of net sales was primarily due to lower material costs. In fiscal 2003, our raw material costs as a percentage of net sales were approximately 59.1% as compared to 62.5% in fiscal 2002. This decrease resulted primarily from better supply chain management in raw materials and product components. Labor and other overhead expenses as a percentage of net sales were 13.6% in fiscal 2003 as compared to 13.8% in fiscal 2002. Excluding similar depreciation charges for both fiscal 2002 and 2003, labor and overhead expenses as a percentage of net sales were approximately 8.9% in fiscal 2003 as compared to 9.3% in fiscal 2002.

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

Item 15. Controls and Procedures

The Company maintains a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this report, as well as to safeguard assets from unauthorized use or disposition. The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures under supervision and with the participation of management, including the Company’s Chief Executive Officer and Acting Chief Financial Officer, as of the end of the period covered by this report. Based upon that evaluation, the Company’s Chief Executive Officer and Acting Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company’s periodic Securities and Exchange Commission filings. There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Further, the design of an internal control system must reflect the fact that we are subject to resource constraints, and the derived benefit must be evaluated as related to costs. When preparing its financial statements for fiscal 2005, the Company discovered an inadvertent error in its previously reported results for its fiscal year ended March 31, 2004 and previously announced fiscal 2005 periods. This unintentional error resulted from the failure for the last three quarters of fiscal 2004 and the first three quarters of fiscal 2005 to recognize non-cash compensation expense and income, respectively, related to the application of variable accounting to unexercised stock options issued by the Company in 2000 in an option exchange program. The Company took remedial action to issue a press release to the public and is filing this amended Form 20-F for fiscal 2004 and an amended Form 6-K with an amended quarterly report for the three and nine months ended December 31, 2004 to include restated financial statements reflecting these changes.

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

Item 18. Financial Statements.

See pages F-1 through F-47 incorporated herein by reference.

Item 19. Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 23, 2005

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

PricewaterhouseCoopers

Hong Kong

31st August 2002, except for the effects of the restatement detailed in notes 20, 21 and 27, for which the date is 9th July, 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Global-Tech Appliances Inc.

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. and its subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Appliances Inc. and its subsidiaries at March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As described in note 4 to the consolidated financial statements, the accompanying consolidated financial statements of Global-Tech Appliances Inc. as of March 31, 2004 and for the year ended March 31, 2004 have been restated.

Ernst & Young

Hong Kong

July 14, 2004, except for the effects of the restatements detailed in notes 3(o), 4, 20, 22 and 30, for which the date is August 26, 2005.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2003 AND 2004

	2003	2004
	US$	US$
		(as restated)
ASSETS

Current assets:
Cash and cash equivalents	21,514,277	15,102,510
Restricted cash	831,803	400,075
Callable deposit	—	5,000,000
Short-term investments	41,401,256	43,983,462
Accounts receivable, net	10,247,140	9,991,037
Deposits, prepayments and other assets	2,681,084	2,497,126
Inventories	7,507,110	8,808,455

Total current assets	84,182,670	85,782,665

Loan to a director	228,232	151,850
Property, plant and equipment	32,648,982	30,791,071
Land use rights	1,937,544	1,886,968
License	3,592,420	2,897,809
Patents	241,988	222,994
Promissory note receivable	716,380	553,089

Total assets	123,548,216	122,286,446

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	—	48,007
Current portion of long-term bank loans	512,046	373,612
Accounts payable	5,153,300	5,130,587
Fees payable for land use rights	273,003	91,019
Salaries and allowances payable	585,293	677,439
Accrued expenses	1,576,200	2,037,188
Income tax payable	3,726,645	3,753,125

Total current liabilities	11,826,487	12,110,977

Long-term bank loans	316,010	—
Deferred tax liabilities, net	64,400	142,928

Total liabilities	12,206,897	12,253,905

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 and 12,857,045 shares issued as of March 31, 2003 and March 31, 2004	128,300	128,570
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	81,753,145	84,226,550
Retained earnings	34,682,164	30,726,366
Accumulated other comprehensive deficits	(622,163)	(555,498)
Less: Treasury stock, at cost, 689,147 and 679,147 shares as of March 31, 2003 and March 31, 2004	(4,600,127)	(4,493,447)

Total shareholders’ equity	111,341,319	110,032,541

Total liabilities and shareholders’ equity	123,548,216	122,286,446

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

	2002	2003	2004
	US$	US$	US$
			(as restated)
Net sales	85,321,486	75,489,275	66,901,315
Cost of goods sold	(65,148,112)	(54,906,458)	(52,942,382)

Gross profit	20,173,374	20,582,817	13,958,933
Selling, general and administrative expenses	(14,299,163)	(15,297,908)	(19,018,822)

Operating income (loss)	5,874,211	5,284,909	(5,059,889)
Interest expense	(125,950)	(56,550)	(17,589)
Interest income	1,983,763	1,240,648	851,066
Other income	84,648	228,380	427,814

Income (loss) from continuing operations before income taxes	7,816,672	6,697,387	(3,798,598)
Provision for income taxes	(1,416,716)	(624,230)	(107,767)

Income (loss) from continuing operations	6,399,956	6,073,157	(3,906,365)

Discontinued operations:
Loss from operations of discontinued thin film electro-luminescent (“TFEL”) display business, net of applicable income tax of $nil for 2002 and 2003	(10,992,846)	(835,446)	—
Gain on disposal of TFEL business, net of applicable income tax of $nil	—	29,010	—

Loss on discontinued operations	(10,992,846)	(806,436)	—

Net income (loss) before minority interests	(4,592,890)	5,266,721	(3,906,365)
Minority interests	1,570,273	—	—

Net income (loss)	(3,022,617)	5,266,721	(3,906,365)

Basic and diluted earnings (loss) per common share	(0.25)	0.43	(0.32)

	Number	Number	Number

Basic and diluted weighted average number of shares outstanding	12,139,564	12,140,853	12,152,592

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 and 2004

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive deficits	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2001	12,830,000	(692,647)	128,300	81,661,840	32,456,646	(4,637,465)	(550,257)	109,059,064

Net loss	—	—	—	—	(3,022,617)	—	—	(3,022,617)

Other comprehensive income – • unrealized loss on marketable securities, net of income tax of $nil	—	—	—	—	—	—	(178,918)	(178,918)
• reclassification adjustment for loss included in net income	—	—	—	—	—	—	532,150	532,150

Total comprehensive loss								(2,669,385)

Issuance of treasury stock	—	3,500	—	—	—	37,338	—	37,338

Issuance of stock options to counter party other than employees	—	—	—	91,305	—	—	—	91,305

Loss on issuance of treasury stock	—	—	—	—	(18,586)	—	—	(18,586)

Balance as of March 31, 2002	12,830,000	(689,147)	128,300	81,753,145	29,415,443	(4,600,127)	(197,025)	106,499,736

Net income	—	—	—	—	5,266,721	—	—	5,266,721

Other comprehensive income -
• unrealized gain on marketable securities, net of income tax of $nil	—	—	—	—	—	—	298,656	298,656

• reclassification adjustment for gain included in net income	—	—	—	—	—	—	1,288	1,288

• foreign currency translation adjustments	—	—	—	—	—	—	(725,082)	(725,082)

Total comprehensive income								4,841,583

Balance as of March 31, 2003	12,830,000	(689,147)	128,300	81,753,145	34,682,164	(4,600,127)	(622,163)	111,341,319

Net loss, as restated	—	—	—	—	(3,906,365)	—	—	(3,906,365)

Other comprehensive income -
• unrealized gain on marketable securities, net of income tax of $nil	—	—	—	—	—	—	43,684	43,684

• foreign currency translation adjustments	—	—	—	—	—	—	22,981	22,981

Total comprehensive loss, as restated								(3,839,700)

Issuance of treasury stock	—	10,000	—	—	—	106,680	—	106,680

Loss on issuance of treasury stock	—	—	—	—	(49,433)	—	—	(49,433)

Stocks compensation expense on options granted, as restated				2,355,319				2,355,319

Shares issued on exercise of options	36,545	—	365	205,868	—	—	—	206,233

Shares retired	(9,500)	—	(95)	(87,782)	—	—	—	(87,877)

Balance as of March 31, 2004, as restated	12,857,045	(679,147)	128,570	84,226,550	30,726,366	(4,493,447)	(555,498)	110,032,541

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 and 2004

	2002	2003	2004
	US$	US$	US$
			(as restated)
Cash flows from operating activities:

Net income (loss) before minority interests	(4,592,890)	5,266,721	(3,906,365)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	912,606	868,085	916,163
Depreciation	4,541,452	4,326,955	5,011,615
Write-off of property, plant and equipment	—	163,312	22,354
Share of loss of a joint venture	5,236,684	—	—
Realized gain on disposal of short-term investments	(88,679)	—	—
Gain on disposal of TFEL business	—	(29,010)	—
Provision for impairment of property, plant and equipment	258,233	—	—
Write-off of goodwill	3,611,472	—	—
Issuance of stock options in lieu of consultancy fee	91,305	—	—
Stock compensation expense on options granted	—	—	2,355,319
Issuance of treasury stock in lieu of consultancy fee	—	—	57,247
Provision for income taxes	1,416,716	624,230	107,767
Changes in operating assets and liabilities:
Accounts receivable, net	(2,928,579)	1,954,483	256,103
Deposits, prepayments and other assets	396,758	(558,772)	183,958
Inventories	5,251,794	2,139,223	(1,301,345)
Prepayment of land use rights	51,337	—	—
Promissory note receivable	188,398	58,222	2,272
Accounts payable	(7,769,245)	(1,084,668)	(22,713)
Fees payable for a license	—	(1,800,000)	—
Fees payable for land use rights	16,983	—	(181,984)
Salaries and allowances payable	(386,371)	43,471	92,146
Accrued expenses	(2,093,991)	(353,170)	508,995
Tax paid	(3,518)	(1,230,199)	(3,585)

Net cash provided by operating activities	4,110,465	10,388,883	4,097,947

(To be continued)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 and 2004 (continued)

	2002	2003	2004
	US$	US$	US$
			(as restated)
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

On May 10, 2000, Global-Tech offered employees a voluntary program to exchange options previously granted at exercise prices ranging from US$8.31 to $19.00 for a lower number of options at an exercise price of US$6.25. In accordance with FASB Interpretation No. 44 (“FIN 44”): “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, re-pricing of stock options in any form results in variable accounting. If the exercise price of a stock option is reduced, the modified stock option should be accounted for as variable from the date of modification to the date the award is exercised, is forfeited or expires unexercised. Additional non-cash compensation is adjusted for subsequent changes in the intrinsic value of the modified options (measured as the difference between the exercise price of the stock option and market value of the Company’s stock price) and additional compensation expense or income is recognized over the remaining vesting period.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(o)	Stock-based compensation (continued)

The Company has adopted the disclosure-only provisions of SFAS No. 123. The Company has determined pro forma net earnings and earnings per share information as if the fair value method described in SFAS No.123: “Accounting for Stock Based Compensation” had been applied to its employee stock-based compensation. The pro forma effect on net earnings (loss) and earnings (loss) per share for the fiscal years ended March 31, 2002, 2003 and 2004 is as follows:

	Year Ended March 31,
	2002	2003	2004
	US$	US$	US$
	(as revised)		(as restated)
	(Note)
Net income (loss), as reported or restated, where appropriate	(3,002,617)	5,266,721	(3,906,365)
Add: Stock compensation expense under APB Opinion No.25	—	—	2,355,319
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of income tax of $nil	(1,948,010)	(218,480)	(6,289)

Pro forma net income (loss) as reported or restated, where appropriate	(4,950,627)	5,048,241	(1,557,335)

Earnings (loss) per share
Basic – as reported or restated, where appropriate	(0.25)	0.43	(0.32)
Basic – pro forma	(0.41)	0.42	(0.13)

Diluted – as reported or restated, where appropriate	(0.25)	0.43	(0.32)
Diluted – pro forma	(0.41)	0.42	(0.13)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(o)	Stock-based compensation (continued)

Note:	The Company revised the pro forma effect on net loss and loss per share amounts for the fiscal year ended March 31, 2002 after re-calculation of total stock-based compensation expense determined under the fair value method for all awards.

The pro forma effects of revision on net loss and loss per share amounts for the fiscal year ended March 31, 2002 are set out below.

2002
US$
Pro forma net loss, as previously reported	(3,021,344)
Additional stock-based compensation expense determined under the fair value method for all awards after revision, net of income tax of $nil	(1,929,283)

Pro forma net loss, as revised	(4,950,627)

2002
US$
Pro forma basic and diluted loss per common share, as previously reported	(0.25)
Impact on pro forma basic and diluted loss per common share as a result of additional stock-based compensation expense determined under the fair value method for all awards after revision	(0.16)

Pro forma basic and diluted loss per common share, as revised	(0.41)

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

FIN 46 was effective immediately for VIEs created after January 31, 2003. The provisions of FIN46, as revised, were early adopted for the Company’s interests in all VIEs and there was no cumulative effect on the Company’s results of operations or financial position upon the adoption of the provisions of the revised FIN 46.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Restatement of information previously reported

Subsequent to the issuance of the Company’s consolidated financial statements included in the annual report on Form 20-F for the fiscal year ended March 31, 2004 that was filed with the U.S. Securities and Exchange Commission on September 30, 2004, the Company made an adjustment of US$2,355,319 to stock compensation expense for 2004 to properly apply variable accounting for the replacement options granted in 2000. The original calculation did not properly calculate the intrinsic value of the replacement options as of March 31, 2004.

The effects of the adjustment on net loss, per share amounts and shareholders’ equity for the fiscal year ended March 31, 2004 are set out below.

2004
US$
Net loss, as previously reported	(1,551,046)
Stock compensation expense recognized	(2,355,319)

Net loss, as restated	(3,906,365)

2004
US$
Loss per common share, as previously reported	(0.13)
Impact on loss per common share as a result of the stock compensation expense recognized	(0.19)

Loss per common share, as restated	(0.32)

2004
US$
Total shareholders’ equity, as previously reported	110,032,541
Adjustment to net loss	(2,355,319)
Adjustment to additional paid-in capital	2,355,319

Total shareholders’ equity, as restated	110,032,541

The restatement did not have any effect on cash flow or total shareholders’ equity as previously reported.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	Cash and cash equivalents

	2003	2004
	US$	US$
Cash on hand and in banks	18,134,514	14,349,619
Money market fund	3,379,763	752,891

	21,514,277	15,102,510

6	Restricted cash

At March 31, 2004, cash of US$400,075 (2003: US$831,803) was pledged for banking facilities.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Short-term investments

The following is a summary of investment securities as of March 31, 2003 and 2004:

	Amortized Cost	Unrealized Gains	Fair Value
	US$	US$	US$
March 31, 2003

Available-for-sales securities:
Treasury bills	32,820,957	78,303	32,899,260
Equity securities	3,124	—	3,124
Debt securities	8,474,256	24,616	8,498,872

	41,298,337	102,919	41,401,256

	Amortized Cost	Unrealized Gains	Fair Value
	US$	US$	US$
March 31, 2004

Available-for-sales securities:
Treasury bills	34,907,639	38,601	34,946,240
Equity securities	3,124	—	3,124
Debt securities	8,926,096	108,002	9,034,098

	43,836,859	146,603	43,983,462

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Short-term investments (continued)

The amortized cost and estimated fair value of the debt securities as at March 31, 2004, by contractual maturity, are shown below:

	Cost	Fair Value
	US$	US$
Due in one year or less	2,683,636	2,710,798
Due after one year through to five years	4,235,793	4,307,700
Due after five years through to ten years	2,006,667	2,015,600

	8,926,096	9,034,098

8	Accounts receivable, net

	2003	2004
	US$	US$
Trade receivables	10,286,223	10,029,161
Less: Allowance for doubtful accounts	(39,083)	(38,124)

	10,247,140	9,991,037

During the fiscal year ended March 31, 2004, no trade receivables (2002 and 2003: Nil) were written off against the allowance for doubtful accounts.

9	Inventories

	2003	2004
	US$	US$
Raw materials	4,133,697	4,325,079
Work-in-progress	2,552,922	3,382,301
Finished goods	820,491	1,101,075

	7,507,110	8,808,455

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Related party transactions

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

In the year ended March 31, 2004, no impairment loss (2002: US$258,233 and 2003: Nil) was recognized in the statement of operations related to the TFEL business (Note 21).

As of March 31, 2003 and 2004, buildings with an aggregate net book value of approximately US$136,029 and US$122,681, respectively, were situated in Hong Kong and were held under leases expiring in 2044, and a manufacturing facility with an aggregate net book value of approximately US$16,749,404 and US$15,805,788 as of March 31, 2003 and 2004, respectively was situated in China. The land where the manufacturing facility was situated in China was held under land use rights that expire in 2043.

The amount of depreciation charged for the fiscal years ended March 31, 2002, 2003 and 2004 was US$4,541,452, US$4,326,955 and US$5,011,615 respectively.

12	Land use rights

2003	2004
US$	US$
1,937,544	1,886,968

Land use rights represent operating lease expenses on land use payable in advance, which are charged to the statement of operations over the lease periods on a straight-line basis. The title certificate of such prepayment has not yet been obtained as at March 31, 2004.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	License

	2003	2004
	US$	US$
At cost	4,866,701	4,867,762
Less: Accumulated amortization	(1,274,281)	(1,969,953)

	3,592,420	2,897,809

Amortization expense for the fiscal year	695,243	695,395

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

Estimated amortization expense:

US$
For the fiscal year ended March 31, 2005	695,474
For the fiscal year ended March 31, 2006	695,474
For the fiscal year ended March 31, 2007	695,474
For the fiscal year ended March 31, 2008	695,474
For the fiscal year ended March 31, 2009	115,913

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	Patents

	2003	2004
	US$	US$
At cost	268,512	268,570
Less: Accumulated amortization	(26,524)	(45,576)

	241,988	222,994

Amortization expense for the fiscal year	19,086	19,046

Estimated amortization expense:

US$
For the fiscal year ended March 31, 2005	19,577
For the fiscal year ended March 31, 2006	19,577
For the fiscal year ended March 31, 2007	19,577
For the fiscal year ended March 31, 2008	19,577
For the fiscal year ended March 31, 2009	19,577

15	Short-term bank loans

	2003	2004
	US$	US$
Bank overdrafts	—	10,490
Short-term bank loans	—	37,517

	—	48,007

Short-term bank borrowings drawn for working capital purposes are denominated in United States dollars and bear interest at rates ranging from 6.63% (2003: 6.87%) to 13.99% (2003: 13.99%) per annum.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	Short-term bank loans (continued)

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

	2003	2004
	US$	US$
Letter of credit and shipping guarantees	210,231	743,652
Bills payable	34,484	153,684
Trust receipt loans	14,911	20,037
Bank loans	828,056	421,619

	1,087,682	1,338,992

The banking facilities are denominated in Hong Kong dollars except for a fixed loan facility of approximately EURO 414,732.

16	Long-term bank loans

	2003	2004
	US$	US$
Bank loans with interest charged at the following rates:
HIBOR + 1% per annum	231,687	35,655
LIBOR + 0.5% per annum	596,369	337,957
Less: Amount due within one year included under current liabilities	(512,046)	(373,612)

	316,010	—

Weighted average interest rate at the end of year	2.99%	1.90%

The Company has a long term Euro loan agreement with a bank that requires the Company to maintain “restricted cash” (Note 6) in an amount of not less than the outstanding amount of the loan.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	Acquisition of subsidiaries

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

Details of the assets acquired and liabilities assumed are as follows:

2002
US$
Net assets acquired:

Cash and bank equivalents	4,998,155
Deposits, prepayments and other assets	10,058
Property, plant and equipment	567,478
License	4,900,001
Patents	2,441
Interest in a joint venture	3,506,991
Fees payable for a license	(2,600,000)
Accrued expenses	(1,362,096)
Loan from a holding company	(2,000,000)
Short-term bank borrowings	(892,005)
Goodwill arising on acquisition on LA	3,939,788
Minority interests	(1,570,273)

9,500,538

Satisfied by:
Conversion of convertible notes	5,652,652
Cash consideration	3,847,886

9,500,538

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	Acquisition of subsidiaries (continued)

2002
US$
Net cash inflow from the acquisition of subsidiaries:

Consideration	9,500,538
Cash and bank equivalents acquired	(4,998,155)
Conversion of convertible notes	(5,652,652)

Net cash inflow in respect of the acquisition of subsidiaries	(1,150,269)

Had the results of operations for the Company included GLA as at April 1, 2001, the Company’s pro forma revenue, net loss and net loss per common share before reclassifying the disposal of the TFEL business in 2002 as discussed in Note 21 would have been as follows:

(Unaudited)
2002
US$
Pro forma net sales	85,794,063

Pro forma net loss	(3,527,228)

Pro forma net loss per common share	(0.29)

The goodwill arose from the acquisition of the entire interests in LA in May 2001 was charged to the statement of operations in the fiscal year 2002 as follows:

2002
US$
Goodwill	3,939,788
Less: Amortization	(328,316)
Write-off	(3,611,472)

—

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	Acquisition of subsidiaries (continued)

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

18	Share capital

During the fiscal year ended March 31, 2002, Global-Tech reissued (i) 1,250 and 1,250 shares of treasury stock to an independent consultant in June 2001 and October 2001, respectively and (ii) 1,000 shares to another consultant in August 2001.

During the fiscal year ended March 31, 2003, no treasury stock was reissued by Global-Tech.

During the fiscal year ended March 31, 2004, Global-Tech reissued 10,000 shares of treasury stock to two independent consultants in August 2003.

19.	Other income

	2002	2003	2004
	US$	US$	US$
Exchange gain	—	137,481	317,468
Other	84,648	90,899	110,346

	84,648	228,380	427,814

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	Income taxes

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they are domiciled or deemed to operate.

Entities subject to Hong Kong profits tax are taxed at a rate of 17.5% (2002 and 2003: 16%) on their assessable income.

The subsidiary established in China, DWS, is subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Current income tax is computed based on the taxable income as reported in the statutory financial statements prepared under China accounting regulations. In September 2002, DWS submitted an amended tax return to China tax authority for the tax periods from 1995 to 2002. The China tax authority accepted the amended return which resulted in DWS being fully exempt from any income tax for the years 1999 and 2000 and 50% exempt from income tax for the years 2001 to 2003. Commencing from January 1, 2004, DWS’s earnings are subject to the full 27% tax rate.

	2002	2003	2004
	US$	US$	US$
Income taxes:
Current	1,373,906	602,640	29,239
Deferred	42,810	21,590	78,528

Provision for income taxes	1,416,716	624,230	107,767

The reconciliation of the Hong Kong income tax rate to the effective income tax rate based on income from continuing operations before income taxes stated in the consolidated statement of operations is as follows:

	2002	2003	2004
			(as restated)
Hong Kong income tax rate	16.0%	16.0%	17.5%
Non-taxable income (loss) arising from offshore activities	(4.8)%	(17.2)%	7.3%
Non-taxable interest income	(4.1)%	(3.6)%	5.4%
Non-tax deductible expenses	0.5%	6.1%	(19.0)%
Additional tax charge including penalty	9.3%	—	—
Changes in valuation allowance	1.2%	8.0%	(13.9)%
Changes in tax rate	—	—	(0.1)%

Effective income tax rate	18.1%	9.3%	(2.8)%

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	Income taxes (continued)

Deferred income taxes as of March 31, 2003 and 2004 comprised the following temporary differences:

	2003	2004
	US$	US$
License	(203,885)	191,014
Depreciation on fixed assets	(194,825)	(141,152)
Operating losses carried forward	603,445	1,365,197

	204,735	1,415,059

Less: Valuation allowances	(269,135)	(1,557,987)

	(64,400)	(142,928)

The Company provided deferred tax liabilities of US$142,928 (2003: US$64,400) as of March 31, 2004, which arose principally from the temporary difference on depreciation of fixed assets.

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

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	Discontinued operations

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

	2002	2003	2004
	US$	US$	US$
Net sales	444,717	594,621	—
Cost of goods sold	(392,992)	(503,889)	—

Gross profit	51,725	90,732	—

Selling, general and administrative expenses	(1,643,896)	(539,099)	—
Impairment of property, plant and equipment	(258,233)	—	—
Share of loss of a joint venture	(5,236,684)	(378,646)	—
Amortization of goodwill	(328,316)	—	—
Write-off of goodwill	(3,611,472)	—	—

Operating loss	(11,026,876)	(827,013)	—

Interest income (expense)	34,030	(8,924)	—
Other income, net	—	491	—

Loss from operations of discontinued TFEL business	(10,992,846)	(835,446)	—

The aggregate assets and liabilities of the discontinued TFEL business on the date of disposal were US$480,407 and US$3,145,432, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	Basic and diluted earnings (loss) per share

Earnings or loss per common share is computed in accordance with SFAS No. 128: “Earnings Per Share”, by dividing the net income or loss by the weighted average number of common shares outstanding during the year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended March 31, 2002	Year Ended March 31, 2003	Year Ended March 31, 2004
	US$	US$	US$
			(as restated)
Numerator for basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	6,399,956	6,073,157	(3,906,365)
Loss on discontinued operations, net of gain on disposal	(9,422,573)	(806,436)	—

Income (loss) attributable to common shareholders	(3,022,617)	5,266,721	(3,906,365)

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares	12,139,564	12,140,853	12,152,592

	US$	US$	US$
			(as restated)
Basic and diluted earnings (loss) per share:
Earnings (loss) from continuing operations	0.53	0.50	(0.32)
Loss from discontinued operations	(0.78)	(0.07)	—

Earnings (loss) attributable to common shareholders	(0.25)	0.43	(0.32)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	Basic and diluted earnings (loss) per share (continued)

1,126,808 stock options of the Company outstanding during the year ended March 31, 2004 had exercise prices below the weighted average share price of the Company’s common shares for the year, resulting in an additional 210,426 potential common shares for the purpose of the diluted loss per share calculation. The effect of the Company’s dilutive stock options was not included in the computation of diluted loss per share for the year ended March 31, 2004 because their inclusion would have been anti-dilutive.

During the two fiscal years ended March 31, 2002 and 2003, the respective weighted average share prices of the Company’s common shares for these two years were below the exercise prices of all stock options outstanding as at March 31, 2002 and 2003, resulting in no potential common shares for these years for the purpose of diluted earnings (loss) per share.

23	Design and development costs

The Company expenses all research and development costs when incurred. Included in selling, general and administrative expenses before reclassification of the TFEL business as a discontinued operation as discussed in Note 21 were design and development costs of US$2,210,886, US$1,967,467 and US$2,322,938 for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	Commitments

(a)	Capital commitments

As of March 31, 2004, the Company had capital commitments of US$643,724 (2003: US$117,018) for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in Note 12, the Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through to 2008. Rental expenses excluding the land use rights described in Note 12 for the fiscal years ended March 31, 2002, 2003 and 2004 were US$538,000, US$551,857 and US$700,491, respectively. The operating lease expense for the land use rights described in Note 12 was US$50,998. Future minimum rental payments as of March 31, 2004 are as follows:

2004
US$
Payable during the following periods:

Within one year	331,964
Over one year but not exceeding two years	241,358
Over two years but not exceeding three years	155,415
Over three years but not exceeding four years	155,415
Over four years but not exceeding five years	103,610

987,762

25	Contingent liabilities

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

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	Contingent liabilities (continued)

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

Royal Appliance has no purchase commitment to the Company for the continuous manufacturing of its products.

28	Risk considerations

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

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	Financial instruments

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

On May 10, 2000, Global-Tech offered a voluntary program to exchange up to approximately 991,900 options previously granted at exercise prices ranging from US$8.31 to US$19.00 for a lower number of options at an exercise price of US$6.25 per share. For employees, every 100 old options with an exercise price of US$19.00 per share could be exchanged for 60 new options at an exercise price of US$6.25 per share. For directors and officers holding options with exercise prices ranging from US$8.31 to US$14.50, the number of new options granted on exchange would be approximately 70.30% to 91.09% of the former number of options. The exchange ratios were determined by independent advisors at an amount that would result in no intrinsic gain at the time of the exchange. The vesting schedule and contractual life for those options exchanged remained unchanged. As a result, 914,100 options were exchanged for 711,175 options with an exercise price of US$6.25 per share as follows:

Pre- exchange exercise price per option	Options cancelled on exchange	Options granted on exchange	Post- exchange exercise price per option	Options granted six months before and after the cancellation date	Post- exchange number of options
US$			US$
8.31	420,000	382,568	6.25	—	382,568
14.50	312,000	219,347	6.25	—	219,347
19.00	182,100	109,260	6.25	12,500	121,760

	914,100	711,175		12,500	723,675

In accordance with FIN 44, these 711,175 options, together with the 12,500 options granted within six months before or after the date of cancellation of the old options, are subject to variable accounting prospectively and non-cash stock compensation expense is adjusted for subsequent changes in intrinsic value. No incremental compensation cost was recognized at the date of the re-pricing or for the fiscal years ended March 31, 2002 or 2003 under variable accounting as the intrinsic value of the subject options was zero. For the fiscal year ended March 31, 2004, US$2,355,319 of non-cash stock compensation expense was recognized in the consolidated statements of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	Stock options (continued)

For the fiscal year ended March 31, 2002, Global-Tech granted options to purchase (i) 50,000 shares of common stock in an exchange to a consultant with an exercise price and fair value of US$4.75 and US$1.51 per share respectively in May 2001; (ii) 12,000 shares to a new director with an exercise price of US$6.25 per share in June 2001 and 300,000 shares to three directors with an exercise price of US$4.75 per share in May 2001. During fiscal year 2002, an aggregate total of 88,187 shares were forfeited upon the resignation of the participants, including 17,520 shares at an exercise price of US$6.25 per share; 16,667 shares at an exercise price of US$4.75 per share; 15,000 shares at an exercise price of US$4.75 per share; 35,000 shares at the prevailing market price on the date of vesting and 4,000 shares at an exercise price of US$19.00 per share.

For the fiscal year ended March 31, 2004, Global-Tech granted options to purchase (i) 20,000 shares to an officer with the exercise price based upon the prevailing market price on the date of vesting; (ii) 12,000 shares to a director with an exercise price of US$7.60 per share in November 2003; (iii) 94,000 shares to thirty employees, 15,000 shares to two officers and 240,000 shares to three directors with an exercise price of US$7.64 per share in December 2003, all at the market price at the time of grant. During fiscal year 2004, an aggregate total of 13,880 shares with an exercise price of US$6.25 per share were forfeited upon the resignation of the participants.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	Stock options (continued)

Changes in outstanding options under the Plan during the three fiscal years ended March 31 are as follows:

	2002			2003			2004
	Options	Exercise price range	Weighted- average exercise price	Options	Exercise price range	Weighted- average exercise price	Options	Exercise price range	Weighted- average exercise price
		US$	US$		US$	US$		US$	US$
Outstanding, beginning of year	866,975	4.75 – 19.00	6.16	1,140,788	4.75 – 19.00	5.84	1,141,688	4.55 – 19.00	5.75
Granted	362,000	4.75 – 6.25	4.14	9,400	4.55	4.55	381,000	7.60 – 8.32	7.67
Exercised	—	—	—	—	—	—	(35,603)	4.75 – 6.25	5.55
Forfeited	(88,187)	4.75 –19.00	13.99	(8,500)	6.25	6.25	(13,880)	6.25	6.25

Outstanding, end of year	1,140,788	4.75 – 19.00	5.84	1,141,688	4.55 – 19.00	5.75	1,473,205	4.55 – 19.00	6.25

Exercisable, end of year	1,030,698	4.75 – 19.00	5.73	1,099,047	4.75 – 19.00	5.75	1,078,105	4.55 – 19.00	5.76

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	Stock options (continued)

	Options outstanding as of March 31, 2004			Options exercisable as of March 31, 2004
Options	Range of exercise price per option	Weighted- average remaining contractual life	Weighted- average exercise price per option	Options	Weighted- average exercise price per option
	US$	(Years)	US$		US$
1,091,205	4.55 – 6.25	5.27	5.74	1,077,105	5.75
381,000	7.60 – 8.32	9.69	7.67	—	—
1,000	19.00	3.94	19.00	1,000	19.00

1,473,205	4.55 – 19.00	6.41	6.25	1,078,105	5.76

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

In conjunction with the acquisition of LA on May 31, 2001 (See Note 17), GLA established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of the GLA subsidiary and not of the Company. Under this plan, the following options to purchase shares were outstanding as of March 31, 2004:

800,000 options in GLA at an exercise price of US$0.34 per share issued to four directors. These options will be fully vested on May 31, 2004 and expire on May 31, 2011.

110,000 options in GLA at exercise prices ranging from US$0.20 to US$1.50 issued to employees. These options expire during the period from May 31, 2006 to May 29, 2013.

20,000 options in GLA at exercise prices of US$0.34 issued to an employee. These options expire on November 12, 2012.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	Opsys warrants

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

PMA further entered into a loan agreement with Opsys for US$100,000 in April 2003 to resolve a pressing cash flow problem of Opsys. As part of the terms of the loan agreement, Opsys granted warrants to PMA to purchase securities of Opsys. Management did not record these warrants received as an asset because they believe that the fair value of these warrants is nil since Opsys declared bankruptcy in fiscal year 2004.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech’s Registration Statement on Form F-1, SEC File No. 333-8462 (the “Registration Statement”).)

1.2	Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.2 to the Registration Statement.)

4.1	Commission Agreement between Global-Tech and Eyal Lior. (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham. (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C. K. Sham. (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

4.5	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7	Lease Agreement between Global-Tech and Wing Shing Products Company Limited. (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002. (Incorporated herein by reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12	Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.13	Supplemental advice letter dated June 1, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.12 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.14	Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

4.16	Supplemental advice letter dated September 30, 2000 from HongkongBank. (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17	Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18	Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

E - 1

4.19	Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited. (Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Pentalpha HK Ltd. (Incorporated herein by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.21	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Wing Shing Products (BVI) Co, Ltd. (Incorporated herein by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.22	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.23	Credit Facility Agreement dated December 5, 2002 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.23 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with HongkongBank (Incorporated herein by reference to Exhibit 4.24 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank (Incorporated herein by reference to Exhibit 4.25 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.26	Banking facilities latter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd and HongkongBank (Incorporated herein by reference to Exhibit 4.26 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.27	Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.28	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd (Incorporated herein by reference to Exhibit 4.28 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.29	Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd (Incorporated herein by reference to Exhibit 4.29 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.30	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

8.1	Subsidiaries of the Company (Incorporated herein by reference to Exhibit 8.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.).

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Acting Chief Financial Officer*

14.1	Code of Ethics (Incorporated herein by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

23.1	Consent of Independent Registered Public Accounting Firm*

23.2	Consent of Independent Registered Public Accounting Firm*

23.3	Consent of Independent Registered Public Accounting Firm*

23.4	Consent of Independent Registered Public Accounting Firm*

*	Filed herewith

E - 2