Form 20-F
period 2005-03-31
GLOBAL TECH APPLIANCES INC
filed 2005-09-30
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

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

12,223,608 Common Shares, par value $0.01 per share

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

Yes  ☐    No  ☑

The terms “Global-Tech,” “we,” “the company,” “us” and “our” as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Appliances Inc., a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms “China,” “Hong Kong” and “Macau” as used in this annual report refer to the People’s Republic of China, the Hong Kong Special Administrative Region of China and the Macau Special Administrative Region of China, respectively.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2005,” for example, refers to the fiscal year ended March 31, 2005.

Our financial statements are prepared in U.S. dollars (see Note 3(n) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, the following: the impact of competitive products and pricing; demand for new and existing products in our core business; the financial condition of the Company’s customers; product demand and market acceptance; our ability to establish ourselves as a proven and reliable manufacturer of LCD TVs; the success of new product development and market acceptance especially for our more technologically complex products; reliance on material customers, suppliers and key strategic alliances; the terms and conditions of customer contracts and purchase orders; availability and cost of raw materials; the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of our manufacturing capacity to higher-value, technology-oriented products; currency fluctuations including, but not limited to, the revaluation of the Chinese Renminbi; the imposition of China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufacturing goods; uncertainties associated with investments; the regulatory environment; the impact of changing global, political and economic conditions; and other risks detailed in “Item 3.D—Risk Factors” and elsewhere in this annual report. We do not undertake to update our forward-looking information, or any other information contained or referenced in this annual report to reflect future events and circumstances.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

A.	Directors and senior management.

Not applicable.

B.	Advisers.

Not applicable.

C.	Auditors.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected financial data.

The selected consolidated statement of operations data for the fiscal years ended March 31, 2003, 2004 and 2005 and the selected consolidated balance sheets data as of March 31, 2004 and March 31, 2005 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2001 and 2002 and the selected consolidated balance sheets data as of March 31, 2001, March 31, 2002 and March 31, 2003 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2001(3)	2002	2003		2004	2005
	(In thousands, except for per share data)
Statement of operations data
Net sales	$108,874	$85,321	$75,489		$66,901	$41,851
Cost of goods sold	91,781	65,148	54,906		52,942	44,595

Gross profit (loss)	17,093	20,173	20,583		13,959	(2,744)
Selling, general and administrative expenses	17,236 (1)	14,299 (1)	15,298	(1)	19,019 (1)	16,864

Operating income (loss)	(143)	5,874	5,285		(5,060)	(19,608)
Interest expense	269	126	57		17	10
Interest income	3,729	1,984	1,241		851	977
Other income (loss), net	(34)	85	228		428	31

Income (loss) from continuing operations before income taxes	3,283	7,817	6,697		(3,798)	(18,610)
Provision for income taxes	513	1,417	624		108	33

Income (loss) from continuing operations	2,770	6,400	6,073		(3,906)	(18,643)
Discontinued operations:
Loss from operations of discontinued thin film electro-luminescent (“TFEL”) display business, net of applicable income tax of $nil for 2002 and 2003	—	10,993 (2)	835	(2)	—	—
Gain of disposal of the TFEL display business	—	—	29	(2)	—	—

Net income (loss) before minority interests	2,770	(4,593)	5,267		(3,906)	(18,643)
Minority interests	—	1,570	—		—	20

Net income (loss)	$2,770	$(3,023)	$5,267		$(3,906)	$(18,623)

Basic and diluted earnings (loss) per common share from continuing operations	$0.23	$0.53	$0.50		$(0.32)	$(1.52)

Basic and diluted earnings (loss) per common share	$0.23	$(0.25)	$0.43		$(0.32)	$(1.52)

Dividend declared and paid per share	$1.35	$—	$—		$—	$—

Basic and diluted weighted average number of shares outstanding	12,135	12,140	12,141		12,153	12,215

(1)	Includes provisions of $19,000, $274,000, $556,000 and $669,000, respectively, against a related party loan and the related interest receivable in fiscal 2001, 2002, 2003 and 2004.

(2)	On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited (GLA) entered into an agreement to sell Lite Array, Inc.’s (LA) TFEL display business, including the interest that LA owned in a joint venture manufacturing facility in Jiangmen, China, to the former management of LA. As a result of this agreement, the results of operations for LA’s TFEL display business have been reported as a discontinued operation and previous financial statements have been restated to conform to the then operating structure.

(3)	For fiscal 2001, certain reclassifications have been made to prior year balances in order to conform to the current fiscal year presentation.

The summarized results of discontinued operations are as follows:

	Fiscal Year Ended March 31,
	2002	2003
Net sales	$444,717	$594,621
Cost of goods sold	392,992	503,889

Gross profit	51,725	90,732
Selling, general and administrative expenses	1,643,896	539,099
Impairment of property, plant and equipment	258,233	—
Share of loss of a joint venture	5,236,684	378,646
Amortization of goodwill	328,316	—
Write-off of goodwill	3,611,472	—

Operating loss	(11,026,876)	(827,013)
Interest income (expense)	34,030	(8,924)
Other income, net	—	491

Loss from discontinued operations	$(10,992,846)	$(835,446)

The aggregate assets and liabilities of the discontinued TFEL display business on the date of disposal were $480,407 and $3,145,432, respectively.

	At March 31,
	2001	2002	2003	2004	2005
	(In thousands)
Balance sheet data:
Working capital[1]	$70,113	$64,931	$72,356	$73,672	$58,167
Total assets	132,048	123,273	123,548	122,286	104,013
Net assets[2]	109,059	106,500	111,341	110,033	90,273
Total debt[3]	2,046	1,062	828	422	38
Shareholders’ equity	109,059	106,500	111,341	110,033	90,261

[1]	Working capital is the excess of current assets over current liabilities.

[2]	Net assets is the excess of total assets over total liabilities.

[3]	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We are required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) to include a report that asserts management’s responsibility over internal control, identifies the framework used to evaluate internal control, and provides an assessment of the effectiveness of the company’s internal control over financial reporting. Further, it requires that the company’s external auditor attest to, and report on, management’s assessment of internal control. A copy of the attestation report must be filed along with the annual report on Form 20-F beginning with fiscal years ended on or after not later than July 15, 2007. Although we are conducting a review of our internal control structure and procedures over the financial reporting to comply with the requirements of Section 404, there is no assurance that our external auditor will ultimately be satisfied with our internal control structure and procedures over our financial reporting, and therefore may decline to attest to management’s assessment of internal control or even issue a qualified report. This could result in a decline of our stock value due to the loss of investors’ confidence in the reliability of our financial statements, and the company may be subject to sanctions or investigations by the Securities and Exchange Commission (“SEC”) or other regulatory authorities, which would require the commitment of additional financial and management resources.

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

Renminbi revaluation. From 1998 until 2005, the People’s Bank of China (“PBOC”) has kept the Renminbi’s exchange rate against the U.S. dollar steady at approximately 8.3 Renminbi to the U.S. dollar. If the Renminbi were to increase in value relative to the U.S. dollar, goods manufactured in China would become more expensive in the U.S. market in relation to comparable goods manufactured in the United States. In March 2005, China’s Premier introduced a number of conditions, including but not limited to, Chinese financial and economic stability that must be achieved before China could implement greater exchange flexibility. At that time the Premier indicated that the Renminbi was likely to be revalued, but gave no timetable for such revaluation.

We sell a majority of our products into the U.S. market through our subsidiaries in Hong Kong and including Macau. These sales are generally denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials, material components and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, however the majority are purchased with Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar at a rate of approximately $7.8 Hong Kong dollars to US$1.0. To date, in the aggregate, we have not been significantly affected by exchange rate fluctuations and therefore have not hedged our positions.

On July 21, 2005, the PBOC decided to abandon its policy of pegging the Renminbi to the U.S. dollar and instead decided to link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi to 8.11 to the U.S. dollar from 8.28 as the Chinese government took its first step towards a floating currency. This reform will eventually make China products more expensive for U.S. companies. To the extent our operations are based in China, we are exposed to foreign exchange risk with respect to the Renminbi, which could ultimately negatively impact our financial position and results of operations.

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

Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. In 2001, after 15 years of negotiations, China was admitted to the World Trade Organization, (“WTO”), and is now entitled to the full trading rights afforded a WTO member country. There can be no assurance, however, that China will continue to pursue and implement favorable economic reform policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice.

The municipal authorities in each township in China have discretion to impose or waive a large number of fees and taxes including value-added tax, stamp duty, licenses and permits. In the Company’s manufacturing location, it is subject to the laws and regulations of the township of Dongguan, Guangdong Province and PRC. In the early years of our operation in Dongguan, the majority of the local fees and taxes were waived or abated as a result of negotiation with local authorities. In recent years, however, our requests for waivers and abatements have received less favorable consideration and we believe that we may incur a significant increase in fees and taxes over the coming years.

Cancellation or delays in purchase orders placed by our customers. Sales to our customers are primarily based on purchased orders and forecasts we received. We generally purchase and stock raw materials and components upon receiving orders; however, we will purchase the raw materials and components for certain customers based on their rolling forecasts. When there is an acute shortage of raw materials and components such as plastic resins and metal, we are required to purchase on an occasional or continuous basis with the expectation of receiving purchase orders for products that use these raw materials and components. In the event the actual orders are delayed or cancelled, we would have increased inventory levels or possible write-downs of our raw material inventory that could materially and adversely affect our business and results of operations.

Outbreak of epidemic diseases. Any recurrence of Severe Acute Respiratory Syndrome (“SARS”) and Avian Influenza in China could also significantly negatively impact our manufacturing plant located in Dongguan, China. If our Hong Kong based supervisory staff is unable to travel or if other labor problems arise, it could seriously disrupt our manufacturing operation and cause significant delays in production. In addition, if the outbreak of Avian Influenza in Asian countries, including Vietnam, South Korea and Japan were to spread to Hong Kong and China, where our executive office and operation facilities are located, there may be disruptions to our business.

Cost and availability of labor. There is an emerging trend of a shortage of supply of migrant workers in China, particularly in Guangdong Province where our factory is located. Both in numbers and in skill, the labor force in China cannot keep up with the current speed of economic development. We have adjusted salaries and fringe benefits in order to attract and retain an adequate labor force. In the coming year, we expect that both a potential shortage of labor and increasing costs will impact our manufacturing operations and further believe the appreciation in value of the Renminbi in relation to the U.S. dollar will also increase our costs in recruiting and retaining a skilled work force.

Increase in effective tax rates. The company is subject to a lower overall effective tax rate than some U.S. domiciled corporations because of the location of its business operations. We are incorporated in the British Virgin

Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macau, China and the United States. Our executive and administrative offices are located in Hong Kong and Macau and our manufacturing facilities are in China. Our customers are located primarily in the United States and Europe. Changes in tax laws could have a material adverse effect on our results of operations. In addition, one of our subsidiaries in China, Dongguan Wing Shing Electrical Products Factory Company Limited (“Dongguan Wing Shing”), was exempted from income tax for two years (1999 and 2000) followed by a 50% exemption for the next three years (2001 to 2003). On January 1, 2004, Dongguan Wing Shing became subject to the full tax rate of 27%. Dongguan Wing Shing houses our manufacturing facilities that incur a significant portion of manufacturing overhead. The finished products manufactured at Dongguan Wing Shing are sold to our other subsidiaries. We do not believe application of the full tax rate will have a significant impact on our financial condition and results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited (“Dongguan Lite Array”), which is also exempt from income tax for the two-year period commencing with its first profitable year and followed by a 50% exemption for the next three years. Dongguan Lite Array has yet to attain its first profitable year. Our subsidiary in Macau, Pentalpha Macau Commercial Offshore Limited, is not subject to taxation in Macau in accordance with Macau tax regulation, but there is no assurance that the Hong Kong Inland Revenue Department (“HKIRD”) will not seek to impose taxation on income generated in Macau. During the fiscal year ended March 31,2005, HKIRD requested further information from one of the company’s subsidiaries regarding its relationship with our subsidiary in Macau. We have applied for an extension to September 30, 2005 to respond to the Inland Revenue Department. In the opinion of management, no adverse consequence will result from such requests. However, there is no assurance that HKIRD will not seek to impose taxation on income generated in Macau, which could result in an increase in our effective tax rate.

In fiscal 2005, our U.S. subsidiary, Lite Array, Inc, a Delaware corporation (“Lite Array”), engaged in the trading of raw materials for small molecule organic light emitting diode (OLED) technology for our other subsidiaries. The sales amount was immaterial. There should be no taxable income recognized as the sales amount was not sufficient to cover the expenses incurred during the period and there were tax losses carried forward from prior years. At this stage, we do not believe that our current method of operation subjects us to material U.S. taxes. There can be no assurance, however, that U.S. taxes will not be imposed on an additional portion of our income. The imposition of material U.S. income taxes could have an adverse effect on our results of operations.

Dependence on major customers. Sales to five major customers accounted for 81.7%, 89.9% and 86.9% of our net sales during each of fiscal 2003, 2004 and 2005, respectively. Royal Appliance Manufacturing Company (“Royal”), a floor care company, continued to be our largest customer in fiscal 2005. Sales to Royal accounted for 62.7% of our net sales in fiscal 2005, as compared to 48.4% of our net sales in fiscal 2004. Sales to Royal decreased by 19.0% in U.S. dollars in fiscal 2005, the decrease being primarily attributable to decreased sales of older models, which was partially offset by the introduction of a newer one. Over the last two years, we have established a business relationship with The Electrolux Group, which was formerly known as The Eureka Company (“Electrolux”). Sales to Electrolux accounted for 10.3% of our net sales in fiscal 2005 as compared to 26.1% of our net sales in fiscal 2004. Neither Royal, nor Electrolux is contractually obligated to purchase floor care products from us, and we only sell to each of them on the basis of purchase orders.

On December 17, 2002, Techtronic Industries Limited (“TTI”) and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced a merger with Royal. Following the completion of the merger, Royal is operating as a wholly-owned subsidiary of TTI. TTI, like the company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all of Royal’s products. We have continued offering Royal favorable pricing and payment terms in an attempt to maintain business with them. We cannot predict when TTI will begin producing all of Royal’s products and cease buying from us and we have received no formal or informal notice to that effect. We believe such a result is inevitable and likely to occur in the reasonably near future and there will be a significant adverse impact on our financial position when we lose this customer unless we are able to replace it with another major floor care company.

Although the relative percentage of net sales to each of our major customers changes each year, for the foreseeable future, we expect to be dependent on between three and five major customers during each fiscal year. Although we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made pursuant to purchase orders received by us from time to time. Therefore, there can be no assurance of the level of sales to any of these major customers in the future. The loss of any one of these major customers, particularly Royal or Electrolux, could have a material adverse effect on our business, results of operations and financial condition.

Increases in cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and are subject to price increases in these raw materials. The plastic resins we use are derived from natural gas liquids, and prices these plastic resins may fluctuate as a result of the fluctuation in natural gas and crude oil prices, as well as the relative capacity, supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. During fiscal 2005, there was an approximately 50% overall increase in the price of plastic resin and we anticipate that the price will continue to increase as a result of the surge of the crude oil price in the commodity market. We have no long-term supply contracts for the purchase of plastic resin, but we generally maintain a 90-day supply. We have limited ability to increase product prices in response to plastic resin cost increases. We closely monitor the fluctuation of crude oil prices that normally affect the price of plastic resin and our inventory levels to ensure we can complete our orders on hand. If our reserves are not sufficient for our production requirements, we have to buy plastic resin at potentially higher prices in order to meet our delivery schedules. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our continuing inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins will have a material adverse effect on our business, results of operations and financial condition.

New product category. In 2005, we entered the consumer electronic products business concentrating on display-oriented products. Our subsidiary, Global Display Limited, developed a range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal displays (LCDs), plasma display panels (PDPs), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of ours, is developing a range of display modules utilizing proprietary OLED technology. These modules are expected to be initially marketed to consumer electronics companies for use in cellular phones and MPEG-1 Audio Layer-3 (“MP3”) players. To date, we have had no commercial success in these new product categories and there is no assurance that we will do so in the future. In the event that we have no commercial success in any of these product categories, we are required under U.S. GAAP to provide for impairment of our long-lived assets if the carrying amount of our long-lived assets exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. In addition, we would, if necessary, have to write-down the value of the related inventories to market value. Any impairment or write-down of inventory would have a negative impact on our business and results of operations.

New products and rapid technological change. The technology incorporated in many of our products, particularly consumer electronics is characterized by rapid change. In addition, the emergence of new technologies can quickly render existing products obsolete or unmarketable. See “Item 4.B—Business Overview” for information related to our thin film electroluminescent, or TFEL, flat-panel display business. Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products that gain market acceptance will be a critical factor in our ability to grow and remain competitive. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage the transitions from one product release to the next, or that our future products will achieve market acceptance. The failure to realize such goals could have a material adverse effect on our business, results of operations and financial condition. We are also the licensee of proprietary small molecule, passive matrix OLED, display technology and we reflect the value of this license as an intangible asset. If our plans to develop and produce OLED displays do not come to fruition, this asset would become impaired.

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

Indemnification liability for patent infringement. In contracts relating to original design manufacture (“ODM”) products, we typically agree to indemnify customers for all liabilities, costs, expenses or damages payable by our customers based upon a claim of patent infringement by an ODM product manufactured by us, whether such amount is awarded by a court or agreed to in settlement negotiations. On behalf of a former customer, we are currently defending a patent infringement claim relating to a deep fryer model. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this current infringement claim will be resolved in our favor or that other parties will not assert infringement claims against us in the future with respect to that, or other products. An adverse decision in any such legal proceeding could have a material adverse effect on our business, results of operations and financial condition. After considering all facts known to us and based on the advice of legal counsel, however, we do not believe that any currently pending actions will have such a material adverse effect and the likelihood of a negative effect on our operating results is remote. The cost of any such indemnity or of responding to any such assertion, however, could be significant, regardless of whether the assertion is valid.

Product liability. We may be subject to substantial product liability costs if claims arise out of problems associated with our products. We provide a warranty for limited manufacturing defects to certain of our customers. We do not provide warranties, however, that extend to the ultimate consumers of the product. Nevertheless, there can be no assurance that we will not be subject to a suit by a consumer who uses one of our products if the product causes an injury to any person or does not perform properly. We maintain product liability insurance in an amount we believe is sufficient. There can be no assurance, however, that our insurance coverage will be adequate or that all product liability claims will be covered by our current product liability insurance. In addition, these policies must be renewed annually. To date, we have not been subject to any material product liability claim. While we have been able to obtain product liability insurance in the past, premiums continue to increase in cost and may not be available in the future on terms acceptable to us, if at all. The failure to maintain insurance coverage, or a successful claim against us not covered by or in excess of the insurance coverage, could have a material adverse effect on our business, results of operations and financial condition. In addition, product liability claims, regardless of their merit or eventual outcome, may have a material adverse effect on our business reputation.

Product safety; delays in regulatory approval. Our products include several electric components, which may cause fires if not properly installed. Although we have experienced no significant safety problems with our products in the past and believe that our products do not present safety risks, there can be no assurance that safety problems will not occur in the future. Prior to the commercial introduction of our products into the market, we always obtain approval of our products by at least one of the organizations engaged in testing product safety. The application process for securing these approvals requires a significant commitment of time and resources by our technical staff and could delay the introduction of our products. Our inability to obtain regulatory approval within the projected timeframe for commercial introduction of our products or other product introduction delays could have a material adverse effect on our business, results of operations and financial condition.

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in the township of Dongguan, Guangdong Province of China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance in the aggregate of approximately $59.7 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $25.6 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

Impact of environmental regulations. We are subject to Chinese laws that regulate environmental quality, the utilization of natural resources and the reduction of pollution. Environmental regulation in China is currently evolving and could become more stringent or more stringently enforced in the future, which could require us to make substantial additional capital expenditures in the future to maintain compliance. As a manufacturer, we are subject to annual inspections by the local branch of the State Environment Protection Administration (“SEPA”). Although compliance with environmental regulations has not had a material adverse effect on us in the past, failure to comply with these laws or to pass an inspection in the future could have a material adverse effect on our business, results of operations and financial condition.

Dependence on distributions from operating subsidiaries and currency fluctuation. We have no direct business operations, other than our ownership of our subsidiaries. If we decide to pay dividends in the future, as a holding company, our ability to pay dividends and meet other obligations would depend upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries may also be subject to restrictions on their ability to make distributions to us, including, among others, restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. Since we do not engage in hedging or other similar transactions, extraordinary currency fluctuations could have a material adverse effect on our business, results of operations and financial condition.

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”), beneficially owns approximately 61.8% of our outstanding common shares. The share ownership of Wing Shing Holdings is held 50% by Kwong Ho Sham, 40% by John Sham and 10% by Wai Chun Hui, each of whom except Wai Chun Hui are directors. Voting control of Wing Shing Holdings is held approximately 36% by Kwong Ho Sham, approximately 57% by John Sham, and approximately 7% by others including 0.7% of the voting control held by Wai Chun Hui. As a result, Wing Shing Holdings and its shareholders are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

Service and enforcement of legal process. We are organized under the laws of the British Virgin Islands. All but one of our directors and executive officers reside outside the United States, and most of our assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process on these persons within the United States or to enforce against these persons judgments obtained in U.S. courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States. In particular, judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and it is uncertain whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

British Virgin Islands company. Our corporate affairs are governed by our memorandum and articles of association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, our shareholders may have more relative difficulty protecting their interests against certain actions by our board of directors or principal shareholders than similarly situated shareholders of a corporation incorporated in another jurisdiction. Please see details under “Item 10 – Additional Information.”

Macau subsidiary operations. We established a subsidiary in Macau to buy and sell products to our customers. No treaty exists between Macau and the United States providing for reciprocal enforcement of foreign judgments. However, the courts of Macau are generally prepared to accept a debt due and actions may then be commenced in Macau for recovery subject to specific preconditions being satisfied regarding the authenticity of the foreign judgment.

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

Our status as a foreign private issuer. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange, or NYSE. Because of these exemptions, investors are not afforded the same protection or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. However, the NYSE does not exempt foreign private issuers from independent audit committee requirements and we are required to disclose any significant ways our current corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. In addition, our Chief Executive Officer must notify the NYSE if one of our executive officers becomes aware of any material non-compliance with any applicable NYSE corporate governance listing standards to the NYSE. Please see “Item 10-Additional Information” for more information.

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

The address of our principal place of business, and the location of our executive and administrative offices, is 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, and the telephone number at that address is (852) 2814-0601. Our e-mail address is welcome@pentalpha.com.hk. Our website is located at http://www.businesswire.com/cnn/gai.shtml.

B.	Business overview.

Our core business is designing, manufacturing and selling a wide range of small electrical household appliances to brand marketers in developed countries. While our products and product categories have changed over time, and will continue to change in the future, the total market that we serve remains relatively stable. It is our aim to offer reliable, high-quality manufacturing as a partner to U.S. and European companies that need to procure finished products from the Far East for competitive reasons, but also to protect their brands’ reputations. We also concentrate our resources on developing creative and proprietary features for existing products which allow us, along with our customers, to achieve improved profit margins in today’s retail markets which demand lower prices for most commodity type products. Moreover, we provide our customers opportunities to expand their businesses without the considerable initial investment that would be required if they were to manufacture their products themselves.

In our core business, we historically categorized the appliances we manufacture by function. Our current product categories are floor care products and kitchen appliances products. In each category, and with respect to the individual products within the category, there are major brands and private label brands competing for retail shelf space and consumer purchase. While our core business, as a whole, has remained fairly stable in the developed countries, it is subject to significant shifts in demand for particular product categories and individual products within such categories. In fiscal 2005, our net sales were comprised primarily of sales in our two major categories: floor care products and kitchen appliances.

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

One of our key strategies that historically aided our business success was our emphasis on ODM as an alternative to contract manufacturing. We have designed, engineered and tooled our own products and offered them for sale to well-known household appliances companies for sale under their own brand names. This was particularly effective with kitchen appliances since brand marketers could introduce our products to the market with minimum upfront investment on their part and satisfy the retailers’ need for differentiation and novelty. Our ODM strategy is usually most effective, however, after we become well established in a given product category. For example, after successfully contract manufacturing floor care products for four years, we now continue to introduce ODM floor care products. While, in the aggregate, our percentage of net sales of ODM products has decreased over the last few fiscal years, we expect to emphasize our ODM strategy whenever practicable since these products usually generate higher profit margins.

A significant portion of our sales are made in U.S. dollars. U.S. and European sales for our products accounted for 86.0% and 7.1%, respectively, of our net sales during fiscal 2005, as compared to 83.9% and 6.7%, respectively, of our net sales during fiscal 2004 and 85.8% and 10.0%, respectively, of our net sales during fiscal 2003. The percentage decrease in European sales from fiscal year 2003 to fiscal year 2004 was primarily due to our de-emphasis on kitchen appliances as well as the bankruptcy of Moulinex S.A. and the loss of one other major customer. In fiscal 2005, Asian sales accounted for $2.2 million or 5.3% of our net sales as compared to $5.7 million or 8.6% of our net sales in fiscal 2004 and $2.3 million or 3.0% in fiscal 2003. The decrease in Asian sales from fiscal 2004 to fiscal 2005 was mainly due to a decrease in the sales of deep fryers.

In 2003, Royal was acquired by TTI, a competitor of ours. Royal is not contractually obligated to purchase floor care products from us. Sales to Royal in the past have primarily been through purchase orders rather than firm, long-term purchase commitments and therefore, there is no assurance that Royal will continue to buy floor care products from us in the future. During fiscal 2005, Royal was still our largest customer and continued to place purchase orders on existing products. While we have not received any formal or informal notice from Royal and cannot predict when TTI will begin producing all of Royal products and stop purchasing from us, we believe such a result is likely to occur within the reasonably near future. Sales to Royal were approximately $32.4 million or 48.4% of our net sales and $26.2 million or 62.7% of net sales in fiscal 2004 and 2005, respectively. Electrolux is another major floor care customer. In fiscal 2005, sales to this customer were $4.3 million or 10.3% of net sales as compared to $17.5 million or 26.1% of net sales in fiscal 2004. The decrease in sales to Electrolux in fiscal 2005 was due to excess inventory of an older, discontinued model and because Electrolux did not finalize the engineering specifications for a new floor care model until early 2005, we only began shipping the new model to the customer’s warehouse in late fiscal 2005. Electrolux, like Royal, is also not contractually obligated to purchase products from us. The loss of either of these two customers could have a material adverse effect on our results of operations and we are concentrating our efforts on introducing ODM floor care products to the market in order to reduce our reliance on contract manufacturing which currently constitutes a significant portion of our business.

Small household appliances are sold through a variety of distribution channels, including mass merchandisers, specialty retailers, warehouse clubs, drug store chains, direct marketing organizations and department stores. In the United States, mass merchandisers, such as Wal-Mart and Target, have become the dominant retailers of small household appliances and we believe that a similar trend is emerging in Western Europe. Generally, mass merchandisers prefer to purchase from a limited number of well-known household appliance companies that can provide a variety of high quality, innovative, brand name products on a timely and cost-effective basis. Accordingly, household appliance companies are focusing their resources on marketing and distribution, while increasingly outsourcing product development and manufacturing.

We continue to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility into higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China.

Late in fiscal 2003, we began exploring opportunities in display-oriented products, particularly those utilizing flat-panel displays. We concluded that investing in the capital equipment to produce flat-panel modules was not as attractive as sourcing the panels, software, and other electronic components while we focused on utilizing our manufacturing experience and capabilities to produce high–quality, competitive products. In fiscal 2004, we hired a number of experienced software and electronic engineers to adapt “total solution” software from several companies to develop such products. Development expenses in fiscal 2005 were $1.2 million compared to $0.7 million in fiscal 2004.

In our pursuit of this endeavor, we established a separate subsidiary, Global Display, to develop and market a wide range of such display-oriented products. Its own dedicated and experienced technical and marketing staff focused initially on developing flat-panel high definition televisions (HDTVs) incorporating plasma or thin film transistor liquid crystal displays (TFT LCDs). Since the basic display modules are readily procured from “fab” plants (the capital intensive processing facilities that convert glass, gases and transistors into display modules), Global Display has concentrated its efforts on product design, software development, and framing production, the latter of which utilizes our existing metal stamping and injection molding equipment.

In fiscal 2005, we also acquired a majority controlling interest in Winway Technology Development Limited (“Winway”). Winway has established its own marketing network in certain Asian countries including China. Winway concentrates on designing, marketing and selling consumer electronic products whether manufactured by Global Display or sourced from independent manufacturers.

As a result of a dramatic decline in prices for flat panel televisions in the U.S. and Europe and our inability to produce a superior cost competitive technical solution, we were not successful in securing customers for our consumer televisions and saw our inventory devalue on a monthly basis. Towards the end of fiscal 2005, we realized that a change of strategy was needed and no further commercial efforts would be undertaken with respect to flat panel display televisions until we had reevaluated the market and our opportunity in it. Almost certainly this will require us to shift our focus to niche markets and abandon the consumer market.

In May of 2001, we decided to purchase a controlling interest in Lite Array, Inc. a Delaware company, through a newly formed subsidiary, Global Lite Array (BVI) Limited. Our investment in the TFEL display business was made assuming the profits from the TFEL display business would be sufficient to fully fund the OLED display technology’s development. By March 31, 2002, we had concluded that the long-term prospects for the TFEL display business were limited. It also became clear that Lite Array’s TFEL business would not attain sufficient profitability within enough time to fully fund the OLED display development. Our board of directors determined that Global-Tech was not prepared to support additional years of significant losses. Consequently, Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in

China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

As required by U.S. GAAP, we performed an evaluation of impairment of goodwill, interest in a joint venture and property, plant and equipment as of March 31, 2002. This evaluation was completed by June 3, 2002 and accordingly a write-down of such assets was taken as of March 31, 2002. In fiscal 2002, Lite Array had a net loss of $11.7 million after the write-off, which had a major impact on our operating results. Subsequently, a decision was made to liquidate Lite Array’s TFEL display business. In fiscal 2003, we sold the TFEL display business including the interest in the joint venture in Jiangmen, China, to the former management of Lite Array. Lite Array’s OLED display program is still in the research and development phase, but we believe the business shows promise. Currently, all of Lite Array’s resources are being dedicated to this effort.

Business Strategy

It is our intention to de-emphasize unprofitable product categories with lower profit margins that merely maintain sales volume and expand into more technologically advanced product categories. In recent years, we have endeavored to develop new business opportunities such as the establishment of Global Display and the OLED program. Our strategy is to seek out business opportunities that take advantage of our engineering and design, low-cost manufacturing, quality system and reputation and logistical skills.

Small Household Appliances Business

Our business strategy is to achieve growth by expanding the number of products we manufacture that can be marketed and offered effectively to consumers by the brand marketers that we supply. In order to carry out this strategy, we regularly evaluate the product categories that fit well with our production capabilities. In the past, we have evaluated whether to manufacture a number of hardware categories, such as lawn and garden, steam cleaning and pumps, as well as developing the designs and software for the manufacture of certain consumer electronic products. To date, however, we have not made the decision to proceed in most of the categories. The following are the key elements of our business strategy process.

Market research into new categories and products. We begin by examining existing products and determine if, by manufacturing these products ourselves, we could provide potential customers a benefit from our innovative manufacturing process which would lead to outsourcing opportunities. Our particular emphasis on innovation in our core business is based on convenience, health and safety and cost reduction. We also target for research those product categories in which products are still primarily manufactured in their respective domestic markets but ultimately will be required to be outsourced to meet competitive pressures and retail pricing demands.

Innovative product development. Based on our research, we develop new products that range from minor design changes in existing products to new products that contain significant new functions or features. In creating new products, we concentrate on developing concepts, functions and features which are not offered by existing products and that can be produced at a reasonable cost. We seek to reinforce the proprietary nature of our new products by obtaining patent protection whenever possible, and by retaining ownership of the tooling required to manufacture these new products. We believe that the flexibility of our design and manufacturing process allows us to introduce new products with shorter development cycles than if our customers attempted to manufacture these products themselves.

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

Commitment to quality. We are committed to manufacturing high-quality products and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. We are able to assure the reliability and consistent performance of our products by testing both the individual components and the fully-assembled finished product. Our quality management system has been certified as conforming to the standards of the International Organization for Standardization (“ISO”). The ISO, based in Geneva, Switzerland, publishes a series of standards for quality management and quality assurance with the goal of providing guidelines for consistent practices worldwide. Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9002 for the manufacture of electrical household appliances.

Focus on sales to brand name customers. Our ability and commitment to develop new, innovative and high-quality products at a low-cost have allowed us to benefit from increased outsourcing of product development and manufacturing by our brand customers. We intend to enter into collaborative arrangements whenever possible with our brand customers to support their offshore procurement efforts. We still believe in the importance of supporting brands.

Expansion of manufacturing capabilities. We invest either directly or indirectly in all the equipment needed to manufacture our products. In recent years, we have added die casting and electric motor manufacturing to our processes and with a partner plan to use our Lite Array subsidiary to develop OLED displays for use in our own products as well as components to be marketed to consumer electronic manufacturers.

Display-Oriented Products Business

Our strategy for flat panel displays is very similar to our appliance business. Our initial products are expected to be commercial displays that utilize LCD or plasma screens, but we ultimately plan to focus on innovative micro-displays and optical systems for larger displays.

Explore and exploit new technologies and business opportunities. We are now actively working on a number of product development programs incorporating multimedia flat-panel display technologies we believe could positively redirect the focus of our business in the next two to five years. We are not relying on any one technology or product category to succeed, but believe that once one or more of these product categories utilizing flat-panel displays attain market acceptance, they will provide us with a sustainable, growing revenue and income stream.

Lite Array’s OLED Business

Since the acquisition of Lite Array, we have been active in the development of OLED technology utilizing licensed proprietary single molecule technology. We have built a clean room, acquired a development line and related know-how and are producing OLED display samples for customer evaluation.

According to the forecast of Stanford Resources, a market and technology research firm specializing in the electronic display industry, the worldwide market for OLED displays will grow from approximately $220 million in 2003 or $420 million in 2004 to more than $3.0 billion in 2009, and this increase would represent a compound annual growth rate of approximately 56%. We believe that demand has been established for passive matrix OLED displays, including sub-displays for mobile flip-phones and panel displays for car audio systems. In particular, the wide acceptance of OLED in mobile phone sub-displays because of its thin profile, as compared to a LCD module with a backlight, is driving demand. Due to the growth in flip-phones in Asia, particularly in China, when and if we decide to invest in a production line in Dongguan, China we will be well positioned to ship displays to the mobile phone manufacturers directly. In the interim, we are relying heavily on our contracted manufacturers in Taiwan and Korea to meet our current production needs.

Products

Currently, we design and manufacture a number of small electrical household appliances. During fiscal 2003, 2004 and 2005, ODM products accounted for 39.0%, 24.5% and 26.1%, respectively, of our net sales after netting off the tooling income, with the balance of our net sales being from contract manufacturing performed according to product specifications provided by customers. In fiscal 2005, we produced approximately 2.1 million units including both ODM and OEM products.

The following table reflects our net sales for each significant product category in fiscal 2003, 2004 and 2005:

	Fiscal Year Ended March 31,
	2003	2004	2005
	(In thousands)
Product category:
Floor care products	$42,143	$49,734	$29,623
Kitchen appliances	26,259	12,044	7,629
Others (1)	7,087	5,123	4,599

Total	$75,489	$66,901	$41,851

(1)	Includes garment care and travel products, environmental care products, personal and health care products and accessories for each of our product categories and display product samples as well as tooling income for procurement, design and manufacturing of tooling and molds.

Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 55.8%, 74.3% and 70.8% of our net sales in fiscal 2003, 2004 and 2005, respectively. As a contract manufacturer, our sales in this category has been principally driven by our product quality, testing systems, sophisticated electric motor production, and our tooling and injection molding machinery for large plastic parts which is already in place. We continue to concentrate our efforts on introducing ODM floor care products to the market in order to reduce our reliance on contract manufacturing which currently constitutes a significant portion of our business. We believe the introduction of ODM floor care products should help us sustain our profit margins.

Kitchen appliances. We began manufacturing kitchen appliances in 1992, and focused much of our ODM design and development efforts in this area over the next ten years. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, and indoor grills. Kitchen appliances represented 34.8%, 18.0% and 18.2% of our net sales in fiscal 2003, 2004 and 2005, respectively.

During 2001, a number of changes occurred in the kitchen appliance business, which convinced us that the market for many of our kitchen products had changed and that such changes would cease to reward our innovation and development efforts with respect to these products. Accordingly, we decided to concentrate our efforts on manufacturing a smaller number of kitchen appliance products, where innovation (particularly with respect to healthy cooking) is still important, and gradually cease manufacturing other kitchen appliance products. In the past three fiscal years, our most significant reduction in manufacturing has been in coffeemakers, breadmakers and food steamers. The total sales of these products decreased from $24.0 million in fiscal 2003 to $5.6 million in fiscal 2005. In addition, the bankruptcies of two of our former major customers, Sunbeam Corporation and Moulinex S.A., consolidation in the industry and continued demand by mass merchandisers for lower-priced appliance products have led us to accelerate our diversification strategy and reduce development efforts of most kitchen appliance products.

Product Design and Development

Our core business is designing, manufacturing and selling a wide range of small electrical household appliances for brand marketers in developed countries. We are, however, continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. It is our long-term strategy to gradually diversify and transform a portion of our manufacturing facility located in City of Dongguan in China to produce higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong. We established our subsidiary, Global Display, to develop and market a wide range of display oriented products. Much of this research and development work had its origin in Lite Array’s OLED display business.

Small Household Appliances Business

We dedicate resources to the development of new products that range from minor design changes in features of existing products to innovative new products with significant new functions or features. In creating new products, we concentrate on developing concepts, functions and features which are not available in existing products, are relatively easy to incorporate and that can be produced at a reasonable cost. We seek to reinforce the proprietary nature of our products by obtaining patents whenever possible and retaining ownership of the tooling required to manufacture these products. We believe that the flexibility of our design and manufacturing process allows us to introduce new products with shorter development cycles than most of our customers could achieve if they manufactured these products themselves. In fiscal 1999, we established a testing facility under the Client Interactive Program of Underwriters Laboratories Inc. (“UL”) in order to receive UL and Canadian UL certification of our products in a shorter amount of time and with less expense.

We established our own design and development department in 1998, which currently has 54 engineers and technical staff including 18 individuals in Hong Kong and 36 individuals in the PRC. They are responsible for conducting feasibility analyses of new product ideas, testing of new products, detailed design and tooling engineering and overseeing the initial production runs for these new products. This is done in close collaboration with the sales and marketing departments. Together, both groups evaluate competitive products, monitor changes in consumer buying patterns and plan new products or the improvement of existing products. Since its inception, the product design and development team has contributed to the development of over 200 products.

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

Our expenditures for design and development of small household products were approximately $1.6 million in fiscal 2003, $1.3 million in fiscal 2004 and $1.1 million in fiscal 2005.

Display-Oriented Products Business

We established our subsidiary, Global Display, to develop and market a wide range of display products for our display business. Initially, the primary product development function was to design flat panel high definition televisions (HDTVs) incorporating plasma or thin film transistor liquid crystal displays (TFT-LCDs). Since the display modules are readily procured from “fab” plants (the capital intensive processing facilities that convert glass, gases and transistors into display modules) we can concentrate our effort on cosmetic design, framing systems and software. We believe the key is software, where we are developing our own video control board designs in order to satisfy different OEM and ODM client requirements, as well as incorporating differentiated audio and video systems in order to enhance performance.

Our expenditures for design and development for Global Display were $0, $0.7 million and $1.2 million in fiscal 2003, 2004 and 2005, respectively. A significant portion of these expenditures were incurred for sample design fee and salaries for our engineers.

Lite Array’s OLED Business

The company’s subsidiary Lite Array continued its development of manufacturing processes and product designs for OLEDs throughout fiscal 2004. A vacuum deposition system has been set up in a clean room in our factory at Dongguan, China and towards the end of the year the prototyping line, including the photolithography equipment we acquired from Opsys US Corporation (“Opsys”), was installed. The line has the capacity to produce prototypes for customer product evaluation. Three products are currently being developed for cellular phone displays, car audio and interactive game applications. It is anticipated that one or more of these products can be introduced commercially in late fiscal 2006. We recently established strategic alliances with two OLED display manufacturers, to facilitate the commercialization of our OLED consumer electronic products, such as mobile phone sub-displays.

Our expenditure for design and development for OLED, excluding license amortization, was approximately $140,000, $300,000 and $150,000 in fiscal 2003, 2004 and 2005, respectively, the majority of which was for salaries and wages and salaries of our technical staff and engineers.

Manufacturing

We maintain our principal production facility in the township of Dongguan, Guangdong Province, China, within a self-contained 197,200 square meters vertically-integrated manufacturing complex. Vertical integration enables us to manufacture high-quality products at a low cost. It also allows us to emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We have made a significant investment in machinery to create the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enables us to efficiently produce many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic, metal and die-casting parts, switches and circuit boards. We also have a multi-faceted coatings line and pad printing capability. We sub-contract the production of certain components either when they can be bought from other suppliers at lower prices or if we do not have the specialized machinery to produce the component or when we can allocate our production capacity more efficiently to alternative tasks. For our core business, we do not generally depend on other manufacturers to provide key parts or accessories. Since we have yet to attain the mass production scale for our OLED program we are relying heavily on our contracted manufacturers in Taiwan and Korean to produce what we need to satisfy current demand.

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

Our physical space is less than fully utilized and we have excess capacity available to meet any temporary surge in our requirements and also for future development. Excluding dormitories, cafeterias and recreation areas, roads and portions of land reserved for future expansion, the completed production area is approximately 176,000 square meters. Currently we are utilizing approximately 80% of our manufacturing facility’s production capacity; however, many of our larger injection molding machines and our electric motor line are operating at capacity. In fiscal 2005, we did not reduce the workforce significantly as it was anticipated that mass production of display products would soon commence and we were concerned about the inadequate supply of labor in Guangdong Province. Specialized skills are generally not required for most of our manufacturing workforce and we believe that we will be able to acquire the necessary labor when product demand increases. However, due to demand for labor in Guangdong Province exceeding supply, we expect the cost of labor to increase substantially. We therefore plan to invest in more automation to help hold down our cost of production.

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

Our subsidiary Lite Array, formerly operated a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. As further disclosed under “Item 4.B—Business Overview,” Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us in fiscal 2002. In fiscal 2003, we sold the TFEL display business to the former management of Lite Array including the interest in the joint venture in Jiangmen, China.

We have established an OLED prototype production facility in our Dongguan manufacturing complex and plan to make use of the existing administrative, engineering and logistical support to help minimize our costs.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys (the “Purchase Agreement”) pursuant to which we purchased their research and development experimental production equipment for small molecule OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We have removed and shipped the equipment to our facility in Dongguan, China and we have completed re-installing it in a new clean room. We are now operating this research and development line and producing prototypes and samples of OLED displays from it.

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

Suppliers

We obtain over 7,000 different component parts from approximately 350 major suppliers. We are not dependent upon any single supplier for any key component. Our recent supply agreements with Oplus Technologies Ltd. (“Oplus”) and Samsung Electronic H.K. Co. Ltd. (“Samsung”) do not prohibit us from sourcing from other vendors who are willing and able to supply reliable and economic source of display components and raw materials. Certain of our major component parts, such as plastic, metal sheets and packaging, are purchased solely from outside suppliers. Others, such as motors and electrical and electronic parts, are either manufactured by us or purchased from outside suppliers, depending on the complexity of the component and the capacity of our facilities at the time. We believe that we can obtain all of these components from alternate sources if necessary. Raw materials, electronic components and other parts are either sourced in China or from other countries, primarily the United States, Japan and Germany. Raw materials from outside China are generally shipped through Hong Kong and then transported by truck to our factory in China. Transactions with our suppliers are based on purchase orders issued by us from time to time and we have no other written agreements with our suppliers. Orders for components are based on actual orders and forecasts that we receive from our customers that reflect anticipated shipments during the production cycle for a particular model. See “Item 4B- Product Design and Development.” Many of the raw materials used in our products including plastics that are purchased outside China are subject to any applicable duties. See “Item 4B Foreign Issuer Considerations.”

Since we are dependent upon outside suppliers for all of our raw material needs, including plastic resins, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In recent months plastic pricing has been very volatile and current prices are 50% higher than a year ago. We work closely with our customers and suppliers in order to minimize the amount of inventory of raw materials we keep on hand and we are working on improving our automated inventory maintenance and control system to assist us in doing this. In order to expedite the production process and reduce the risk of delays caused by the non-delivery of supplies, it is our general policy to source each component from two or more suppliers. This multi-source approach is intended to ensure the delivery of the components necessary in the manufacturing process should one supplier be unable to deliver. Historically, we have not experienced any difficulty in obtaining component parts.

Major Customers

Sales to seven major customers, Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil®), Morphy Richards Limited (which sells under the brand name Morphy Richards®), Global Marketing Corp. (whose customer sells under the brand name Gevalia®), Hamilton Beach/Proctor-Silex, Helen of Troy Limited (which sells under the brand names Vidal Sassoon® and Revlon® amongst others), Moulinex S.A. (which sold under the brand names Moulinex® and Krups®) and Sunbeam Corporation (which also sells under the brand names Oster® and Mr. Coffee®), accounted for 51.7%, 73.3% and 83.8% of our net sales during fiscal 2000, 2001 and 2002, respectively. In fiscal 2003, sales to seven major customers with each of Black & Decker (which sells under the brand name Black & Decker®), Kenwood®, and Eureka® replacing Moulinex, Sunbeam and Hamilton Beach accounted for 86.8% of our net sales. In fiscal 2004, sales to those same seven major customers from fiscal 2003, accounted for 94.3% of our net sales. In fiscal 2005, sales revenues were mostly generated from five major customers namely Royal, Electrolux, Kenwood, Hamilton Beach and Black & Decker, which represented approximately 86.9% of our net sales. During each of past three fiscal years, sales to the following customers accounted for more than 10% of our total net sales in any one year:

	Fiscal Year Ended March 31,
	2003	2004	2005
Royal Appliance Manufacturing Co.	44.3%	48.4%	62.7%
Electrolux (formerly known as “The Eureka Company”)	5.7	26.1	10.3
Global Marketing Corp.	12.2	0.1	—
Black & Decker	13.3	4.3	4.0

The decrease in percentage sales to major customers from 94.3% in fiscal 2004 to 86.9% in fiscal 2005 is primarily due to decreased sales of floor care products to Electrolux, a new customer in fiscal 2003. In fiscal 2004, sales to this customer were approximately $17.5 million or 26.1% of our net sales as compared to $4.3 million, or 10.3% of our net sales in fiscal 2005. Decreased sales to Electrolux was due to their holding excess inventory of an older discontinued model on hand and their finalization of the engineering specifications for a new floor care model which we began shipping in late fiscal 2005. Sales of floor care products to our major customer, Royal decreased in dollars from $32.4 million or 48.4% of net sales in fiscal 2004 to $26.2 million or 62.7% of net sales in fiscal 2005. On December 17, 2002, TTI and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced its acquisition of Royal by way of merger. Following the completion of the merger, Royal has operated as a wholly owned subsidiary of TTI. TTI, like the company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all Royal products. We have not received any formal or informal notice from Royal and we cannot predict when TTI will begin producing all of Royal products and stop buying from us, but believe such a result is likely to occur within the reasonably near future. Net sales are expected to decline unless we are able to replace Royal with another major floor care company as a customer in the near future.

Although the relative percentage of sales to each of our major customers changes each year, we expect that in the foreseeable future we will be dependent on between three and five major customers during each fiscal year. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made by purchase orders received by us from time to time without any firm commitment for sales levels over a long-term period.

Marketing

Our worldwide sales and marketing activities are managed by a team of executives based in Hong Kong and Macau who maintain frequent contact with our customers. We maintain relationships with our customers by employing senior marketing personnel who understand the culture of our customers’ local market and share the same language with the employees of our customers who make purchasing decisions. For a breakdown by geographical markets of our net sales during the past three fiscal years, see Note 30(a) of Notes to Consolidated Financial Statements.

Our marketing programs are designed to give exposure to innovative, high-quality and cost-effective product capabilities. Generally, we emphasize personal contact with our customers and potential customers in our facilities and frequently at their headquarters. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better products at lower prices. We believe that innovation is the key for both our customers and us in this regard. In that respect, replacing old products with new products at the same retail price is a winning strategy for retailers and brand marketers. It is our goal to see that this is achieved without diminishing our profit margins.

One of the most important areas of the marketing process is communication with the customer. The marketing group maintains contact with the customer after the sale is made, serving as their liaison during the manufacturing and delivery process. These relationships and methods have been cultivated over years and we believe that we have a stable relationship with our major customers. Many of our customers, including most of our major customers, have purchased goods from us for many years. Long-standing relationships, innovation, quality and our reputation in the industry remain the essential elements of our marketing program.

Currently we are evaluating a number of niche markets for displays primarily in the commercial public display area. We will continue seeking OEM partners for consumer televisions but do not believe that we are yet configured effectively to compete in the consumer market.

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

In the display arena we face competitors from Japan, Korea and Taiwan as well as China. There are a significant number of these that have their own “fab” plants and well regarded brands. As a niche marketer concentrating on design, low cost and innovation, we are unlikely to compete directly with them. We intend to compete with the Taiwan and Chinese producers in the same way as we do with our core products.

A number of companies in Hong Kong, Taiwan and Korea have invested in OLED production facilities but many of them do not have the same key license we have to enable them to market in the developed countries where the original patents have been registered. We also believe that demand will exceed supply for a number of years and therefore competition will not be a significant factor in the member countries who have signed the Organization for Economic Co-operation and Development (“OECD”) Convention.

Intellectual Property Rights

We currently hold 74 patents, of which six were approved in fiscal 2005. Our patents are registered in various jurisdictions, including the United States, the United Kingdom, China and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

Certain agreements with our ODM customers include indemnification provisions against patent infringement claims relating to such products. Along with a customer, we are currently defending a patent infringement claim relating to one of our deep fryer models, a product line that represented 9.2%, 2.0%, 0.5%, 0.3%, 6.2% and 1.2% of our net sales in fiscal 2000, 2001, 2002, 2003, 2004 and 2005, respectively. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this infringement claim will be resolved in our favor or the customer or that other parties will not assert infringement claims against us in the future.

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

On June 29, 2003, China and the Hong Kong Special Administrative Region (“HKSAR”) entered the Closer Economic Partnership Agreement (“CEPA”), which was implemented on January 1, 2004. Under CEPA, Hong Kong companies can benefit from liberalized measures beyond the scope of China’s commitments in its WTO accession treaty. The arrangement covers three areas: trade in goods; trade in services and trade and investment facilitation. Under CEPA, 90.0% of Hong Kong domestic exports to China can enjoy zero tariffs. CEPA also opens 18 service sectors to Hong Kong companies. In this respect, China has given Hong Kong an advantage under CEPA in that Hong Kong companies can enjoy more benefits under CEPA compared with the provisions of the WTO. The Arrangement presently has no direct positive impact on us since our products are shipped to overseas customers but it could possibly benefit our display and OLED business in the future.

All of our products are currently manufactured in China and approximately 90.0% of the net book value of our total fixed assets are located in China. We are a party to agreements with certain agencies of the government of China and we sell products to entities based principally in the United States and Europe. International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed on occasion in the United States and certain European countries. Changes in tariff structures or other trade policies could adversely affect us.

Our location in Southern China offers us low overhead and competitive (although higher than the Northern provinces in China) labor rates. The location of our factory in township of Dongguan, Guangdong Province provides us with the ability to manage factory operations from Hong Kong and facilitates transportation of our products to markets outside China.

Any recurrence of Severe Acute Respiratory Syndrome (“SARS”) and Avian Influenza in China could significantly negatively impact our manufacturing plant located in Dongguan, China. If our Hong Kong based supervisory staff is unable to travel or if other labor problems arise, it could seriously disrupt our manufacturing operation and cause significant delays in production. In addition, if the outbreak of Avian Influenza in Asian countries, including Vietnam, South Korea and Japan were to spread to Hong Kong and China, where our executive office and operation facilities are located, it may disrupt our business.

Chinese government regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese or local governments resulting in

•	changes in laws and regulations, or the interpretation and enforcement of existing laws and regulations,

•	confiscatory or increased taxation,

•	restrictions on currency conversion, imports and sources of supply,

•	import duties,

•	currency revaluation, or

•	the expropriation of private enterprise

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

•	the imposition of austerity measures intended to reduce inflation, increase taxes or reform unprofitable state owned enterprises,

•	the inadequate development of infrastructure, and

•	the potential unavailability of adequate power and water supplies, transportation, communications and raw materials and parts.

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

Chinese environmental law. Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People’s Republic of China, which became effective on December 26, 1989. The law sets national standards for environmental quality and monitoring, as well as the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections by the local branch of the SEPA. We have passed our most recent inspection and believe that we are in material compliance with all applicable environmental laws. There can be no assurance, however, that we will continue to pass future inspections or that we will continue to be in material compliance with all applicable environmental laws in the future. Environmental regulation is evolving in China and the imposition of additional or more stringent environmental laws by China, or more stringent enforcement of existing laws, could cause us to have to make substantial additional capital expenditures to maintain compliance in the future. The necessity to make such additional capital expenditures could have a material adverse effect upon our results of operations and financial condition.

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of eight of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct sales, marketing, product design and development, administration and other activities in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international political and economic relations.

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

Macau was founded by the Portuguese in 1557. It lies approximately 40 miles west of Hong Kong and has a population of approximately of 500,000. Portugal signed the Sino-Portuguese Joint Declaration with China on April 13, 1987 providing the return to Chinese administration. In the Sino-Portuguese Joint Declaration, China has promised to respect Macau’s existing social and economic systems and lifestyle for 50 years. Similar to Hong Kong, Macau has been set up as a SAR with its own legal and economic systems. Notwithstanding the provision of these international agreements, there can be no assurance as to the continual stability of political, economic or commercial condition in Macau. No treaty exists between Macau and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Macau are generally to accept a foreign judgment as evidence of a debt due.

C.	Organizational structure.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Principal activities	Place of incorporation	Percentage of equity interest held
SUBSIDIARIES:
Global Appliances Holdings Limited	Investment holding	British Virgin Islands	100.0%
Global Display Holdings Limited	Investment holding	British Virgin Islands	100.0
Lite Array Holdings Limited	Investment holding	British Virgin Islands	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	Manufacturing	China	100.0
Dongguan Lite Array Company Limited	Manufacturing	China	100.0
Global Display Limited	Trading	Hong Kong	100.0
Global-Tech USA, Inc.	Investor relations and consulting	United States	100.0
MasterWerke Limited	Investment holding	United States	100.0
GT Investment (BVI) Limited	Investment holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	Management services	Hong Kong	100.0
Pentalpha Enterprises Limited	Dormant	Hong Kong	100.0
Pentalpha Hong Kong Limited	Trading	Hong Kong	100.0
Pentalpha Macau Commercial Offshore Limited	Trading	Macau	100.0
Wing Shing Overseas Limited	Trading	British Virgin Islands	100.0
Wing Shing Products (BVI) Company Limited	Dormant	British Virgin Islands	100.0
Lite Array (OLED) HK Limited	Research and development of organic solid state flat-panel displays	Hong Kong	100.0
Global Optics Limited	Trading of raw materials and electrical and optical components	Hong Kong	100.0
Winway Technology Development Limited	Marketing and trading	Hong Kong	83.33
Consortium Investment (BVI) Limited	Asset holding	British Virgin Islands	100.0
Global Rich Innovation Limited	Trading	Hong Kong	100.0
Lite Array, Inc.	Trading	United States	76.75
Global Lite Array (BVI) Limited	Investment holding	British Virgin Islands	76.75
Lite Array OLED (BVI) Company Limited (Formerly known as Lite Array (BVI) Company Limited)	Procuring and selling	British Virgin Islands	76.75

Global-Tech is a holding company, which does not engage in daily business operations other than owning subsidiaries that design, manufacture and market a wide range of consumer electrical products worldwide, including (but not limited to) floor care products and small household appliances.

Global Appliances Holdings Limited is an intermediate holding company of GT Investment (BVI) Limited. GT Investment (BVI) Limited is an immediate company of Wing Shing Overseas Limited, Pentalpha Hong Kong Limited, Pentalpha Enterprises Limited, Global Rich Innovation Limited and Winway Technology Development Limited.

Consortium Investment (BVI) Limited is an immediate holding company of Kwong Lee Shun Trading Company Limited.

Global Display Holdings Limited is an immediate holding company of Global Optics Limited and Global Display Limited.

Lite Array Holdings Limited is an immediate holding company of Lite Array (OLED) HK Limited.

Global Lite Array (BVI) Limited is immediate holding company of Lite Array OLED (BVI) Company Limited and Lite Array, Inc.

Global-Tech USA, Inc. is immediate holding company of MasterWerke Ltd.

D.	Property, plant and equipment.

China

Our manufacturing facility located in Dongguan, China, covers 197,200 square meters. We have the right to use such land acquired from the Dongguan Local Government but we have obtained only three agreements for the purchase of land aggregating 173,530 square meters. We are negotiating with the local authorities for the remaining 23,670 square meters which we currently occupy. We anticipate that we will consummate the transaction in the reasonably near future.

The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 145,000 square meters. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043. In fiscal 2004, we had paid approximately $200,000 for the outstanding land transfer fees for the formal grant of the lease rights. As of March 31, 2004, we still owed approximately $91,000 in transfer fees with respect to this transaction. In fiscal 2005, we paid the final amounts due.

Subsequent to the end of fiscal 2005, the land use right certificate for a substantial portion of land with an aggregate area of 131,400 square meters was obtained and the related property ownership certificate of our production premises is being processed by the government agencies in China and we expect to obtain it by the end of 2005. Regarding the remaining portion of the land of 65,800 square meters, we are applying for the land use right certificate and all remaining certificate fees of $0.3 million were paid to the Dongguan Local Land Registration Office in fiscal 2005.

The formal grant of lease rights is required should we decide to sell this property or lease it to a third party. Although we have no present intention to pursue either of these alternatives, the local government still has the right to demand additional transfer fees before the issuance of the land use right certificate. Therefore, we decided to consummate the land transfer process by the end of 2005. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for a further 20 years upon payment of a fee of $23.00 per square meter, or a total of $160,000 for the whole land use right extension. Currently we have set up assembly and testing equipment for Global Display and built a clean room for Lite Array in our manufacturing complex. Lite Array has completed the installation of its research and development equipment in its clean room and is producing samples. We still maintain an office in Shenzhen for a small marketing team focused on China market.

Our subsidiary, Lite Array operated a joint venture in Jiangmen, China to produce 1/4 VGA or smaller monochrome TFEL displays. As we have explained under “Item 4.B—Business Overview,” Global Lite Array’s board of directors decided to discontinue production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited, entered into an agreement to sell Lite Array’s TFEL display business, including the shares that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China to the former management of Lite Array.

Hong Kong

On April 17, 2002, we started renewing our lease with our affiliate Wing Shing Products Company Limited (see “Item 7.B—Related Party Transactions”), for office space located in the Kin Teck Industrial Building in Aberdeen, Hong Kong. From the company’s founding to September 10, 2002, we had operated our administrative offices and sales and marketing, purchasing, accounting and finance, product design and development and limited warehousing out of this space. The current lease commenced on December 1, 2004 and will expire on March 31, 2006. The leased areas of current lease only covers approximately 14,680 square feet of 25,690 square feet previously leased for our former executive office. Pursuant to the existing lease, we pay annual rent of approximately $102,000 for this space.

On June 15, 2003, we entered into a 24-month lease of office space located on the 12 floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited effective from April 1, 2003. The total space is approximately 7,400 square feet. We leased this office for the product development of our display business. Annual rent for this space is approximately $51,000. The lease is being renewed for a further twenty-four months with Wing Shing Products Company at an annual rent of approximately $51,000.

Effective April 1, 2004, we entered into a 12-month lease for office space located on the 13 floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited. The total space is approximately 3,670 square feet. We leased this office for the product development for our core business. Annual rent for this space is approximately $20,000.

On July 29, 2002, we entered into a lease of 77 months with Goman Limited for office space located in 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The total office space is approximately 13,961 square feet at an annual rent of approximately $248,000. Under the terms of the current lease, we can cap the monthly rent at a maximum monthly rate of approximately $21,600 or the lowest rate of $13,000 depending on the open market rental value for the premises and the five car parks on November 30, 2005. We have not yet reached a consensus on the open market rental value with the landlord. We relocated our administrative office to this space effective September 10, 2002 and ceased paying rent on the office portion of the lease in the Kin Teck Industrial Building effective September 30, 2002.

On January 21, 2005, our subsidiary, Winway, entered into a lease of 36 months with Rikon Limited for office space in Office 1, 28/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The total office space is approximately 4,819 square feet at an annual rent of approximately $67,000.

All related party leases are at market rates.

Macau

On October 15, 2001, we entered into a 24-month lease for office space on the 15th floor of the Macau Finance Centre, Rua de Pequim 244/246, Macau. The lease expired on October 2003 and was renewable on an annual basis. The current lease will expire on October 15, 2005. The total office space is approximately 1,400 square feet and is occupied by the sales and accounting staff of Pentalpha Macau Commercial Offshore Limited. Annual rent for this space is approximately $18,500.

We believe that our administrative office space in Hong Kong, China and Macau will be adequate for the operation of our business for the foreseeable future. We believe that with expansion of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. This factory is currently utilized at considerably less than full capacity. We anticipate that any further expansion and diversification of our floor care product line or expansion of our display business could increase utilization at the Dongguan facility and require us to fit out more of the infrastructure and purchase additional equipment.

Item 5.	Operating and Financial Review and Prospects.

Except for statements of historical facts, this section contains forward-looking statements such as “expect.” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward looking statements. You should not place undue reliance on these forward-looking statements. Forward-looking statements are not a guarantee of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the sections of this Report entitled Item 3D – “Risk factors” and Item 4B – “Business overview.” This section should be read in conjunction with our Consolidated Financial Statements included in Item 18 of this Report.

A.	Operating results.

	Fiscal Year Ended March 31,
	2003	2004	2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	72.7	79.1	106.6

Gross profit (loss)	27.3	20.9	(6.6)
Selling, general administrative expenses	20.3	28.4	40.3

Operating income (loss)	7.0	(7.5)	(46.9)
Interest expense	0.1	0.0	0.0
Interest income	1.6	1.3	2.3
Other income, net	0.3	0.6	0.1

Income (loss) from continuing operations before income taxes	8.8	(5.6)	(44.5)
Provision for income taxes	0.8	0.2	0.1

Income (loss) from continuing operations	8.0	(5.8)	(44.6)
Discontinued operations:
Loss from operation of the discontinued thin-film electroluminescent (“TFEL”) display business	1.1	0.0	0.0
Gain on disposal of TFEL display business	0.0	0.0	0.0

Net income (loss) before minority interests	6.9	(5.8)	(44.6)
Minority interests	0.0	0.0	0.1

Net income (loss)	6.9	(5.8)	(44.5)

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal Year Ended March 31, 2005 Compared with Fiscal Year Ended March 31, 2004

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Tooling income is not a primary source of our sales revenue and immaterial to overall sales. Net sales consists of gross amounts invoiced less discounts and returns. Revenues from product sales are recognized at the time of shipment when title passes. Under the company’s standard terms and conditions of sales, which are mainly FOB shipment point, title and risk of loss transfer to the customer at the time product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly unless customer acceptance is uncertain or significant obligations remain. It is rare to have any contingency concerning the title passing when explicit shipping terms are stated. We do not recognize sales for those products where the customer has any right of return. Returns historically have been immaterial.

Net sales in fiscal 2005 decreased approximately 37.4% to $41.9 million from $66.9 million in fiscal 2004. In fiscal 2004 and 2005, our net sales included approximately $0.9 million and $1.3 million of tooling income, respectively. The decrease in net sales was primarily due to declining sales in floor care products and kitchen appliances.

Net sales are comprised of sales in our two major product categories: floor care and kitchen appliances products. Sales in each major category for fiscal 2005 as compared to fiscal 2004 were as follows:

•	Sales of floor care products decreased to $29.6 million or 70.8% of net sales from $49.7 million or 74.3% of net sales. The decrease in sales was primarily due to decreased sales of existing floor care products to Royal which was only partially offset by the sales of new models. In addition, our only shipments to Electrolux occurred late in fiscal 2005.

•	Sales of kitchen appliances decreased to $7.6 million or 18.2% of net sales, from $12.0 million or 18.0% of net sales, primarily due to decreased sales of coffeemakers and deep fryers, which was partially offset by the increased sales of lemonade makers.

In fiscal 2005, sales of floor care products decreased by approximately $20.1 million from fiscal 2004. Our two major floor care products customers, Royal and Electrolux accounted for 62.7% and 10.3% of our net sales in fiscal 2005, as compared to 48.4% and 26.1% in fiscal 2004. Royal is owned by TTI. It is anticipated that Royal will decrease their purchase from us in the reasonably near future, but we have received no formal or informal notice to that effect. We continue to believe that TTI will ultimately begin producing most of Royal’s products except those that we can produce more economically than TTI. In recent years, we have established a business relationship with Electrolux. There were no sales to this customer in the first three quarters of this fiscal year as they had sufficient inventory of an older discontinued model on hand and we were also still finalizing the engineering specifications for a new floor care product which we began shipping in late fiscal 2005. The loss of either Royal or Electrolux would have an adverse impact on our continuing results of operations and financial condition unless we are able to replace them with another major floor care customer in the near future.

We believe that the sales of floor care products will continue to be a significant source of revenue for us in the near future. However, the sales of floor care products is not anticipated to generate sufficient profit to offset the impact of the expected continued sales decrease in kitchen appliances in fiscal 2006.

In fiscal 2005, we began shipping LCD and plasma TVs. These sales generated revenues of approximately $450,000 or 1.1% of our net sales. We have not secured a regular repeat lead customer to date and are evaluating whether to change our strategy and pursue more niche commercial display markets. Such decisions are pending but meanwhile we took in aggregate an approximately $4.7 million impairment charge against our display assets including manufacturing and R&D equipment and the write down of our panel inventory to market value.

Gross profit (loss). Gross profit or loss consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross loss in fiscal 2005 was $2.7 million or 6.6% of net sales, as compared to a gross profit of $14.0 million or 20.9% of net sales in fiscal 2004. The decrease in gross profit in fiscal 2005 was primarily due to higher material costs and overhead expenses being absorbed over lower net sales. In addition, there was insufficient sales revenue generated from Global Display and OLED programs to offset their manufacturing overhead.

Raw material costs as a percentage of net sales was approximately 70.5% as compared to 63.6% in fiscal 2004. Included in the material costs were approximately $0.5 million and $0.7 million of inbound freight charges in fiscal 2005 and 2004, respectively. We only include inbound freight charges, receiving, inspection and warehousing and other internal transfer costs in the cost of goods sold and exclude customs declaration and insurance expenses incurred for raw materials acquisition. In fiscal 2005, material costs including plastic resin, metal and motor components that were mostly used in the manufacturing of floor care products increased approximately 10.0% and we could not pass this increase through to our customers. In particular, we are required to use higher grade plastic resins, which are more expensive, in our manufacture of floor care products. Part of the decrease in net sales also resulted from a price reduction for certain floor care products we offered to retain business; therefore our cost of raw materials, while decreasing in absolute amounts, increased significantly as a percentage of net sales. We expect that plastic resin prices will continue to increase in the near future and it will be difficult for us to pass these price increases on to our customers. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

Factory overhead was $15.1 million or 36.1% of net sales in the fiscal 2005, as compared to $10.4 million, or 15.5% of net sales in the fiscal 2004. Included in factory overhead for fiscal 2005 was $1.2 million of impairment charges of which $0.3 million and 0.9 million related to our core business and displays program, respectively. In addition, we made a provision against our inventory of approximately $3.8 million of which $3.5 million related to writing down our display panels to market value and the remaining $0.3 million was for our core business. In fiscal 2005 cost of sales included $0.5 million of minimum royalty for our OLED program whereas in fiscal 2004 such royalty was included in selling, general and administrative expenses since there were no sales of licensed product. This minimum royalty far exceeded our net sales of OLED displays.

The sales revenue generated from Global Display and OLED programs after deducting the raw material costs was insufficient to cover the overhead expenses incurred by these programs. The excess was absorbed by the core business, thus contributing to a gross loss in fiscal 2005. We anticipate imposing rigid cost control measures on the Global Display and OLED programs with the goal of attaining a break-even cash position in fiscal 2006. We believe the core business will generate a gross profit in the coming fiscal year.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to advertisement and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees and utilities. SG&A expenses in fiscal 2005 were $16.9 million or 40.3% of our net sales as compared to $19.0 million, or 28.4% of net sales in fiscal 2004. Shipping expense included in SG&A relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2005 and 2004, shipping and handling costs charged to selling expenses were approximately $0.8 million and $1.4 million, respectively.

Out of the total SG&A expenses in fiscal 2005, $10.4 million, $4.3 million and $2.2 million respectively were attributable to our core business, Global Display and OLED programs as compared to $14.8 million, $2.0 million and $2.2 million in fiscal 2004. The decrease in SG&A expenses in fiscal 2005 was primarily due to a non-cash stock compensation expense of approximately $2.4 million recognized in fiscal 2004, compared to a reversal of $1.2 million in fiscal 2005, relating to variable accounting for stock options. Approximately 347,538 of the options subject to variable accounting were voluntarily cancelled in September 2005. Excluding the effect of this non-cash stock compensation expense, SG&A expenses were $16.6 million and $18.1 million in fiscal 2004 and 2005, respectively. The aggregate increase of $2.3 million incurred by the Global Display program was the main contributor to our total SG&A expenses increasing by $1.5 million. Lower shipping expense due to lower volume and reduction in the engineering and administrative staff in our core business offset some of the increase in salaries and depreciation and amortization charges in our display and OLED programs. We do not believe the reduction in engineering and administrative staff will have a significant impact on our core business.

The primary components of design and development expenses included in SG&A include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for engineers and designers. In fiscal 2005, total product development expenses were approximately $2.5 million, as compared to $2.3 million in fiscal 2004. Out of the total approximately $2.5 million in fiscal 2005, $1.1 million was incurred for our core business, $1.2 million for displays and $0.2 million for our OLED program, as compared to $1.3 million, $0.7 million and $0.3 million for our core business, Global Display and OLED programs in fiscal 2004, respectively. These expenses were primarily attributable to salaries and wages for the research and development staff and sample and design fees incurred for new programs.

Interest expenses, interest income and other income, net. Interest expense consists of interest on short-term and long-term bank credit facilities. Interest expense was approximately $9,900 in fiscal 2005 as compared to $18,000 in fiscal 2004. The decrease in interest expense was mainly due to a maturity of a long-term loan and decreased borrowing requirements. Interest income was approximately $977,000 in fiscal 2005 as compared to $851,000 in fiscal 2004. Other income, net was approximately and $32,000 and $428,000 in fiscal 2005 and 2004, respectively. For a breakdown of our other income, see Note 22 – Other income, net of Notes to Consolidated Financial Statements.

Income tax. Our financial statements include a provision for profits tax of approximately $34,000 and $108,000 in fiscal 2005 and 2004, respectively, due to some of our subsidiaries being profitable and thus subject to tax.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempted from income tax for two years beginning with its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50.0% exemption for the next three years. In September 2002, our subsidiary in China filed a amended tax returns as submitted, establishing the first profitable year as 1999. Our Chinese subsidiary was not, therefore, subject to tax for 1999 and 2000 and received a 50.0% exemption for the years from 2001 to 2003. Commencing January 1, 2004, our subsidiary in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which is also exempted from income tax for a two-year period effective from its profitable year followed by a 50.0% exemption for the next three years. In fiscal 2005, our U.S. subsidiary, Lite Array, engaged in trading of OLED raw materials and components to our other subsidiaries. The sales amount was immaterial. We do not believe there was taxable income as this subsidiary incurred a loss and there was also a tax loss carry forward. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55.0%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulations. In March 2005, Hong Kong tax authorities requested information from one of the company’s subsidiaries regarding its relationship with another subsidiary of ours. The company has applied and was granted an extension to the end of September 2005 to respond to these requests. At this stage, we do not foresee any material impact occurring as a result of these requests.

Minority interests. In fiscal 2005, we recorded a share of loss by a minority interest of a newly acquired subsidiary of approximately $20,000.

Net loss. Net loss for fiscal 2005 was $18.6 million or $1.52 per share, as compared to a net loss of $3.9 million, or $0.32 per share for the fiscal 2004.

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

Net sales are comprised primarily of sales in our three major product categories for these periods: kitchen appliances; garment care and travel products and floor care products. Sales in each major category for fiscal 2004 as compared to fiscal 2003 were as follows:

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

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, in-bound freight, depreciation and factory overhead. Gross profit in fiscal 2004 was $14.0 million, or 20.9% of net sales, as compared to $20.6 million, or 27.3% of net sales, in fiscal 2003. The decrease in gross profit as a percentage of net sales was primarily due to lower selling prices, higher material costs and lower production levels to absorb overhead. In fiscal 2004, we reduced our selling prices on some of our products particularly to our largest floor care customers to assist them in retaining shelf space at the mass merchants. In fiscal 2004, our raw material costs as a percentage of net sales was approximately 63.6% as compared to 59.1% in fiscal 2003. In addition, the increase in material costs including plastic resin, metal and motor components that were mostly used in the manufacturing of floor care products could not be shifted to our customers. In particular, we were required to use higher-grade plastic resins, which are more expensive, for our manufacture of floor care products.

Labor and overhead expenses as a percentage of net sales were 15.5% in fiscal 2004 as compared to 13.6% in fiscal 2003. In fiscal 2004, there was a shortage of labor in Guangdong Province and as a result, wage rates and benefits increased. In addition, we had higher depreciation charges due to the change in useful lives of some of our fixed assets as well as increases in overhead expenses including consumable goods, loose tooling and staff benefits. Overhead is primarily a fixed cost so production activity levels directly impact gross profit. In fiscal 2004, we continued to deploy automation in an effort to control our production costs. For example, we shipped equipment to our manufacturing facility that automated our system of surface mount assembly on printed circuit boards.

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

Excluding the effect of the non-cash stock compensation expense, SG&A expenses were approximately $16.7 million in fiscal 2004. Out of the total SG&A expenses in fiscal 2004, $2.0 million and $2.2 million respectively were attributable to our new display and OLED programs compared to $1.3 million for our OLED program in fiscal 2003. The aggregate increase of $2.9 million was the main contributor to our total SG&A expenses increasing by approximately $1.4 million. Shipping savings due to lower volume and a reduction in engineering and administrative staff in our core business offset some of the increase in our display and OLED programs and legal and professional fees. We do not believe the reduction in engineering and administrative staff will have a significant impact on our results of operations of the core business.

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

Our Chinese subsidiary is subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempt from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50.0% exemption for the next three years. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authorities confirmed our amended tax returns as submitted, establishing the first profitable year as 1999. Our Chinese subsidiary was not therefore subject to income tax from 1999 and 2000 and received a 50.0% exemption for the years from 2001 to 2003. Commencing January 1, 2004, our subsidiary in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array, which is also exempt from income tax for a two year period effective from its first profitable year and followed by a 50.0% exemption for the next three years. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55.0%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulations.

We had taxable income in Hong Kong in both fiscal 2004 and 2003. The financial statements include provisions for profits tax of approximately $108,000 and $624,000 in fiscal 2004 and 2003, respectively.

Discontinued operations. In the third quarter of fiscal 2003, we sold the TFEL display business to the former management of Lite Array. The loss from operations of the discontinued TFEL display business was $835,000 (excluding $29,000 gain on disposal of TFEL display business) in fiscal 2003.

Net income (loss). In fiscal 2004, net loss was approximately $3.9 million, or $0.32 per share as compared to a net income of $5.3 million, or $0.43 per share in fiscal 2003.

B.	Liquidity and Capital Resources.

Our primary source of financing has been cash generated from operating activities. During fiscal 2005, we used approximately $12.7 million of cash in our operating activities as compared to $4.1 million cash flow provided by operating activities in fiscal 2004. The swing to negative cash flow in fiscal 2005 is due primarily to the higher net loss of $18.6 million as compared to a net loss of approximately of $3.9 million in fiscal 2004 and an increase in inventories at March 31, 2005 of $5.2 million over March 31, 2004. The increase in inventories was primarily due to an increase of raw materials for our floor care products scheduled to be produced at higher rates in early fiscal 2006.

Accounts and bills receivable were $7.2 million at the end of fiscal 2005, compared to $10.0 million at the end of fiscal 2004. Receivables at March 31, 2005 represented 63 days of sales compared to 55 days of sales at March 31, 2004. The increase in number of days of sales was essentially due to approximately 29.0% of our net sales being made in the last quarter of fiscal 2005 as compared to 22.0% in the same quarter of last fiscal year. Sales to Royal and Electrolux represented 62.7% and 10.3% of our net sales, respectively, in fiscal 2005. Additionally, these two floor care customers were enjoying the same extended credit terms and will continue to maintain such terms for the foreseeable future.

In our two manufacturing facilities in Dongguan, China, we pay value-added tax on raw materials and consumable goods that are procured in China. However, we are eligible for a refund when these materials and consumable goods are transformed into finished goods and exported out of China. As of the end of fiscal 2005, our two subsidiaries, Dongguan Wing Shing Electrical Products Factory Company Limited (“Dongguan Wing Shing”) and Dongguan Lite Array, had an aggregate outstanding balance of approximately $0.6 million due from the tax authority. During fiscal 2005, we received approximately $0.3 million of VAT refunds. Since the Chinese Government historically has been slow in processing refunds, we believe that we will eventually receive the monies owed to us in due course. At March 31, 2005, accounts payable were approximately $5.3 million as compared to $5.1 million at March 31, 2004.

Working capital decreased by approximately $15.5 million from $73.7 million at March 31, 2004 to $58.2 million at March 31, 2005 but working capital remains more than sufficient for our future needs.

In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of an executive of ours in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of March 31, 2004, accrued interest on the loan was approximately $700,000. We have reserved fully against the interest due. Effective April 30, 2004, we acquired all of the outstanding shares of this company for $1,000. There was no gain or loss recorded by us as a result of this acquisition since the only assets acquired were cash, short term investments and subscription receivable and we have continued to carry this loan at the same amount as the underlying cash value and short term investments. See “Item 7.B—Related Party Transactions.”

In October 1999, we made a loan to an officer for the purchase of a residence and office. The loan is in the principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. All transactions with our executive officers and directors must be approved by a majority of our independent directors. Furthermore, in order to comply with the Sarbanes-Oxley Act of 2002, we will not enter into any loan agreements with any director or executive officer or their respective affiliates or renew or modify any existing loan agreements with directors or executive officers or their respective affiliates. See “Item 7.B—Related Party Transactions.”

Our aggregate capital expenditures during fiscal 2005 and 2004 were $3.6 million and $3.2 million, respectively. Capital expenditures in fiscal 2005 primarily included acquisition of molds and tools, furniture and equipment and machinery, most of which was devoted to our display and OLED programs. We have incurred an aggregate of approximately $2.3 million in capital expenses to date for a clean room and equipment in our Dongguan facility to support our OLED display development program. Currently, no OLED products are ready for commercial sale. Our capital commitments as of March 31, 2005 were approximately $116,000 for the acquisition of tooling and purchase of equipment.

We maintain adequate cash to support our new business development. Our quick assets, which include cash, callable deposits and short-term investments, decreased from $64.1 million at the end of fiscal 2004 to $47.8 million at the end of fiscal 2005. We have recently reduced our expenditures for the Global Display and OLED programs to a level that can be supported by our anticipated improved core business.

During fiscal 2004, we made a $5.0 million multi-callable deposit that will mature on August 11, 2008. The deposit carried variable interest rates of not more than 2.5% per annum. The bank had the right to terminate the deposit in full and repay our money on the 11th day of February, May, August and November, commencing November 11, 2003. If the bank exercises its right to prematurely repay the deposit, we may incur a lower rate of return when reinvesting the funds. If for any reason we require access to these funds prior to maturity, we are required to fully reimburse the bank for its losses and indemnify it for the costs incurred as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position. There was no change in the market value of this deposit as of March 31, 2005.

At the beginning fiscal 2005, we had an aggregate outstanding long-term debt of $374,000. As of March 31, 2005, all our long-term debt had been repaid. We do not anticipate engaging into any long-term debt arrangement in the reasonably near future. However, there is no assurance that we will not enter into such another loan arrangement for acquiring capital assets for new business development or existing business expansion.

Our revolving credit facilities are with Standard Chartered Bank and Hongkong Bank with an aggregate facilities limit of approximately $16.8 million as of March 31, 2005. The banking facilities provided by Standard Chartered Bank and Hong Kong Bank bear interest at floating commercial bank lending rates in Hong Kong. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings vary according to our seasonal working capital requirements. Our subsidiary in the U.S., Lite Array, Inc. has an aggregate outstanding short-term loan of approximately $38,000 with NC Two, LP, at an interest rate of 13.99% per annum.

We are in compliance with all of the covenants entered into with our banks in connection with the revolving credit agreement and have been in compliance during all periods presented. In addition, we have not entered into any cross-default provision in our debt agreements with our banks. However, since the agreements are subject to periodic review by our banks, which may result in changes of their terms and conditions, there can be no assurance that our agreements will not be subject to cross-default provisions in the future.

We anticipate that cash from operating activities and our quick assets should be adequate to satisfy our capital requirements for at least the next two years.

Our acquisition of Lite Array was completed in May 2001. Total consideration for our investment in Lite Array was approximately $9.6 million, of which approximately $3.8 million was settled in cash and we took responsibility for paying the balance due on a license of $1.8 million. The remaining portion of the consideration was satisfied in exchange of convertible notes issued by Lite Array in fiscal 2001. Sometime after making our investment decision, as part of our analysis of the potential for Lite Array’s TFEL display business and its joint venture operation, we determined that the long-term prospects were limited. We decided to discontinue the production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. In fiscal 2003, we sold the TFEL display business to the former management of Lite Array.

Pursuant to the small molecule OLED license we assumed as a result of our acquisition of Lite Array, we were required to pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time by us after January 1, 2004. Presently, Lite Array is still in the research and development stage; however, we are paying a fixed amount of the royalties on an annual basis. We are also working with other strategic partners to expedite the manufacturing of OLED display products.

On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited, entered into an agreement to sell Lite Array’s TFEL display business, including the interest that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China, to ViewPoint Flat Panel Display, Inc. a corporation in California, owned by the former management of Lite Array. During the transaction, the former management of Lite Array assigned a loan due to Global Lite Array outstanding as of the closing date. The loan amount was approximately $2.8 million. We have provided adequate provision for the loan due to Global Lite Array. There is no assurance that we can collect the loan if the former management of Lite Array cannot successfully derive profits from the TFEL display business. After the sale of the TFEL display business, we recorded its losses as losses from discontinued operations of approximately $11.0 million and $0.8 million for the fiscal years 2002 and 2003, respectively.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys. We purchased their research and development experimental production equipment for small molecule OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We removed and shipped the equipment to our facility in Dongguan, China for re-installation. We have established a prototype line there in a new clean room which is capable of research and development functions and production of prototypes.

Inflation. From 2000 through May 2005, the rate of inflation in Hong Kong has ranged from approximately -8.1% to 6.6% per year (approximately -2.6% during 2003 and -1.6% for the first five months during 2004) and the average rate of inflation in China ranged from approximately -2.2% to 9.8% per year (approximately 1.2% during 2003). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials from outside China, inflation in China does not have a significant effect on our overall costs.

Currency and exchange rates. The functional currency of our company is the U.S. dollar. The functional currencies of our subsidiaries in the locations outside the U.S. are either the respective local currencies or the U.S. dollars. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO but the majority are purchased using Hong Kong dollars which is pegged to the U.S. dollar. During 2005, we had a long-term loan denominated in EUROs, which was fully paid-off as of March 31, 2005. In aggregate we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions. See Note 3(n) of Notes to Consolidated Financial Statements.

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

•	Valuation of property, plant and equipment. We assess impairment periodically for property, plant and equipment when events indicate that future operations will not produce sufficient revenue to cover the related future costs. Impairment losses are recognized when the sum of expected future net cash flows (undiscounted and without interest charges) are less than the carrying amount of the assets. Effective April 1, 2002, we changed to the straight-line method of depreciation for machinery. We believe the straight-line depreciation method more accurately reflects financial results over the useful lives of these assets. The effect of the change was not material to the results of operations for fiscal 2003, 2004 and 2005.

•	Impairment of intangible assets. An appraisal of the fair market value of the license for small molecule PM-OLED technology was performed by an independent appraisal company and this amount was used in our purchase accounting. Based upon the license value and our evaluation of the life of the technology before it is superceded, we determined that the license would be amortized over seven years. Each year we evaluate whether there is any impairment in the carrying value based on an analysis of the financial plan for the OLED display business, a discounted cash flow analysis and an update from the appraisal company.

•	Deferred tax valuation allowance. We account for income taxes under the provisions of SFAS No. 109. Deferred tax assets are recognized for losses carried forward but we provide a valuation allowance if we believe that these losses are more likely than not to be utilized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for such a valuation allowance. In the event we were to determine that we would not be able to realize any deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made. Likewise, if we later determined that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

•	Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises materials and, where applicable, direct labor and an appropriate proportion of production overhead expenditure. Market value represents the latest cost quotation less anticipated disposal costs.

•	Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Recent changes in accounting standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”

as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We are currently in the process of evaluating any effect on the adoption of SFAS No. 151 will have any effect on our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) (“SFAS No. 123-R”), Share-Based Payment, to replace SFAS No. 123, Accounting for Stock-Based Compensation, and APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123-R requires, among other thing, that all share-based payments to employees, including grants of stock options, be measured based on their grant-date fair value and recognized as an expense in the financial statements. Pro forma disclosure will no longer be an alternative. Unless observable market prices exist, the grant-date fair value is estimated using an appropriate option-pricing model as determined by management. Management must also make certain assumptions about employee option exercise habits and forfeiture rates, and selects an appropriate amortization methodology for recognizing compensation expense. SFAS No. 123-R requires either a modified prospective or retrospective method of adoption. Under the modified prospective method, compensation expense will be recorded in the financial statements for (i) all awards granted after the adoption of SFAS No. 123-R and (ii) future vesting of awards outstanding as of the date of adoption of SFAS No. 123-R. Under the modified retrospective method, companies may elect to restate their previously issued financial statements to maintain consistency across all periods presented. The provisions of SFAS No. 123-R are effective for annual reporting period that begin after December 15, 2005. Management plans to adopt the modified prospective method upon adoption of SFAS 123-R when it becomes effective from the annual period beginning on April 1, 2006 and believes that the adoption of SFAS 123-R could have a material impact on our consolidated results of operations and earnings per share when it is adopted.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions’” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 could have a material effect on our results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), a replacement of APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in reporting entity, and the correction of an error. SFAS No. 154 carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. It requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB Opinion No. 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. We are currently in the process of evaluating any effect the adoption of SFAS No. 154 will have on our consolidated financial statements.

C.	Research and development, patents and licenses, etc.

We spent approximately $2.5 million, $2.3 million and $1.8 million (excluding approximately $0.2 million incurred by the TFEL display business that was discontinued in fiscal 2003), respectively, on product design and development in each of fiscal 2005, 2004 and 2003. The expense was primarily attributable to the salaries and wages for the technical staff and prototyping and design fees. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview—Product Design and Development and—Intellectual Property Rights.”

Our primary objective in the OLED business is to be a low-cost producer of small molecule PM OLED technology as a component supplier to the wireless equipment and consumer electronic industries for use in products such as mobile phones and personal digital products. With the use of our OLED license to attract business partners in displays and electronics in Asia, we plan once we have a financial partner to develop a flexible process to manufacture small passive matrix OLEDs with minimal capital investment and also develop a process that will allow for simple ramp up to volume production at multi-sites if necessary.

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

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2005:

Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years
Capital Commitments (1)	$116,494	$116,494	—	—	—	—
Operating Lease Commitments (2)	$1,068,111	$491,288	$241,332	$219,089	$116,402	—
Purchase Obligations	$430,974	$430,974	—	—	—	—
Other Liabilities (3)	$500,000	$500,000	—	—	—	—
Total Contractual Obligations	$2,115,579	$1,538,756	$241,332	$219,089	$116,402	—

(1)	Our capital commitments are for the purchase of property, plant and equipment.

(2)	We have various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2009.

(3)	Includes minimum royalties payable.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2005 are set forth below:

Name	Age	Position
Kwong Ho Sham	72	Chairman of the Board of Directors
John C.K. Sham (1)	42	President, Chief Executive Officer and Director
Brian Yuen (1)(2)	50	Chief Executive Officer, Global-Tech USA, Inc. and Director
Norris Lo Yan Lam	51	Chief Operating Officer, Pentalpha Hong Kong Limited
Patrick Po-On Hui (2)(3)	47	Director
Ken Ying-Keung Wong (3)	56	Director
Barry J. Buttifant (3)	60	Director
Kin Shek Leung	41	Acting Chief Financial Officer

(1)	Member of the finance committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

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

Barry John Buttifant has served as a director of Global-Tech since November 2003. He is currently the Managing Director of Hsin Chong International Holdings Limited; and the Alternate Director of Hsin Chong Construction Group Limited and Synergis Holdings Limited. Before joining Hsin Chong, Mr. Buttifant was an Operating Partner of Barings Private Equity Partners Asia Ltd. He also joined Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) in 2001 as the Managing Director and became the Advisor to the board of directors of Wo Kee Hong from 2002 to 2004. He was the Managing Director of IDT International Limited for over 8 years and had worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. Mr. Buttifant is an independent non-executive director of a number of listed companies in Hong Kong, including Giordano International Limited, China Merchants DiChain

(Aisa) Limited, Daiwa Associate Holdings Limited, MediaNation Inc., Alltronics Holdings Limited, and one NASDAQ listed company, China Technology Global Corporation.

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

The aggregate direct remuneration paid to all directors and senior management as a group (8 persons) during fiscal 2005 was approximately $1.9 million (including a housing allowance for two directors). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.	Board practices.

Our articles of association provide for a board of directors of not less than five or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified. Currently, there are six directors of which three are independent directors, serving on the board of the company. See Item 6A – “Directors and senior management” for service time for our directors.

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

The company’s audit committee is governed by a written charter. The functions of the audit committee as enumerated in its charter include:

•	assisting the board of directors’ oversight of (1) the integrity of the company’s financial statements and the financial reporting process, (2) the company’s compliance with legal and regulatory requirements, (3) the independent auditors’ qualifications and independence, (4) the performance of the company’s independent auditors, and (5) the annual independent audit of the company’s financial statements;

•	the direct responsibility for the appointment, compensation and retention of the independent auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company;

•	regularly reviewing with the independent auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent auditors’ activities or access to requested information;

•	meeting with the independent auditors to discuss the scope and plans of their audit engagement;

•	meeting with our financial management and independent auditors together, and periodically separately, to review matters relating to internal accounting controls over financial reporting;

•	reviewing our critical accounting policies and practices and other matters relating to our financial condition including any significant written communications between the independent auditors and management; and

•	reviewing with the full board of directors any issues that arise with respect to the quality or integrity of the company’s financial statements, compliance with legal or regulatory requirements and the performance and independence of the independent auditors.

The audit committee is currently comprised of Barry J. Buttifant, Patrick Po-On Hui, and Ken Ying-Keung Wong. Mr. Barry J. Buttifant is the chairman of the audit committee.

On December 30, 2002, we announced that the board of directors had approved the appointment of Ernst & Young in Hong Kong as our independent auditors. Ernst & Young replaced PricewaterhouseCoopers in Hong Kong as our independent auditors for the fiscal year ending March 31, 2003. The appointment of Ernst & Young was based on the recommendation of the audit committee, which conducted a comprehensive review of alternatives regarding the firm that would conduct our independent audit. The decision to change auditors did not reflect any adverse position towards PricewaterhouseCoopers’ service to the company. The appointment of Ernst & Young reflected that firm’s extensive experience in servicing companies similar to Global-Tech and the depth of resources that are available primarily in Hong Kong to service our account. Ernst & Young was reappointed as our independent auditor for the fiscal year ended March 31, 2005.

During fiscal 2005, the audit committee had one meeting with the independent auditors, Ernst & Young. In July 2005, the audit committee had a meeting with Ernst & Young as well as the company’s financial executives to discuss the scope of the fiscal 2005 audit and the proposed restatement of the financial statements for the fiscal year ended March 31, 2004 to reflect non-cash compensation expense and in September 2005 a further meeting to discuss the 2005 audit that took place.

Compensation committee. Our board of directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2005, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Under Section 303A.05, listed companies must have a compensation committee composed entirely of independent directors. Being a foreign private issuer, Global Tech is not required to comply with this rule. Mr. Brian Yuen, one member of the compensation committee, is considered not to be independent since he is also a member of management director of the company.

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

At March 31, 2003, 2004 and 2005, we employed 2,698, 2,660 and 3,057 persons, respectively, on a full-time basis. Of our employees at March 31, 2005, 141 were located in Hong Kong, 2,913 in China and 3 in Macau. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	2,468
Production management	42
Finance and administration	200
Receiving and warehousing	93
Quality control	82
Production engineering	64
Product design and development	45
Sales and marketing	21
Human resources	42

3,057

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2005, we employed a maximum of approximately 2,900 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

Our relationships with our employees in China are subject to the Labor Law of the People’s Republic of China which went into effect on January 1, 1995. The Labor Law regulates, among other things, the number of hours employees may work on a daily and weekly basis, provides allowances for legal holidays, regulates working conditions such as safety and hygiene and provides for various social welfare and employment benefits. We believe that we are in compliance with such regulations. Availability of labor in the future may have a negative impact on our results of operations since demand in Guangdong Province for unskilled manufacturing labor currently exceeds supply.

E.	Share ownership.

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2005 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	7,555,189	61.8%
Kwong Ho Sham(3)	7,707,088	63.1
John C.K. Sham(4)	8,049,679	63.8
Brian Yuen(5)	381,441	3.0
Barry J. Buttifant(6)	8,000	*
Patrick Po-On Hui(6)	18,218	*
Ken Ying-Keung Wong(6)	9,000	*
Kin Shek Leung(6)	7,100	*
Norris Lo Yan Lam (6)	5,000	*
All officers and directors as a group (8 persons)(7)	8,630,337	66.5

*	Less than 1%
#	The percentage is computed under SEC Rule 13d-3.

(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.

(2)	Based on a schedule 13G/A filed with the SEC on February 14, 2005, Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 50% by Kwong Ho Sham, 40% by John Sham and 10% by Wai Chun Hui. Voting control of Wing Shing Holdings Company Limited is held approximately 36% by Kwong Ho Sham, approximately 57% by John Sham and approximately 7% by others including 0.7% of the voting control held by Wai Chun Hui. Each of Kwong Ho Sham, John Sham and Wai Chu Hui disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.

(3)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited.

(4)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited and 386,628 common shares issuable to John C.K. Sham within 60 days after April 1, 2005 upon exercise of options granted under our 1997 stock option plan. In September 2005, Mr. John C.K. Sham voluntarily agreed to the cancellation of options previously granted to him by the company in the amount of 136,628 common shares.

(5)	Includes 327,235 common shares issuable to Brian Yuen within 60 days after April 1, 2005 upon exercise of options granted under our 1997 stock option plan. Excludes 5,885 shares owned by the wife and son of Mr. Yuen who declines any beneficial ownership in such shares. In September 2005, Mr. Yuen voluntarily agreed to the cancellation of options previously granted to him by the company in the amount of 140,607 common shares.

(6)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong, Norris Lo Yan Lam and Kin Shek Leung own less than 1% of the issued and outstanding common shares.

(7)	Includes 7,555,189 common shares owned by Wing Shing Holdings Company and 756,181 common shares beneficially owned by or issuable to various officers and directors within 60 days after April 1, 2005 upon exercise of options granted under our 1997 stock option plan. In September 2005, each of Mr. John C.K. Sham and Mr. Yuen voluntarily agreed to the cancellation of options previously granted to each of them by the company in the amount of 136,628 and 140,607 common shares, respectively.

Our directors and senior management do not have different voting rights.

1997 stock option plan. Our 1997 stock option plan was adopted by our board of directors in September 1997. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees, and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the board of directors, or a committee of outside directors appointed by the board, which determines

•	the terms of options, including the exercise price,

•	the number of common shares subject to the option,

•	and the terms and conditions of exercise.

No option granted under the plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all ISOs granted under the plan must be at least equal to the fair market value of such common shares on the date of grant. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of our outstanding capital stock, the exercise price of any ISO must be not less than 110% of the fair market value on the date of grant. The term of each option granted under the plan may be established by the board of directors, or a committee of the board, in its sole discretion; provided, however, that the maximum term of each ISO granted under the plan is 10 years. With respect to any ISO granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of our outstanding capital stock, the maximum term is 5 years.

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

The options vest over varying periods of up to 5 years except for the December 2003 grants which are performance related and are all exercisable for a period of 10 years from the date of grant.

On May 10, 2000, due to our stock price being significantly below the option exercise prices and the corresponding lack of incentive that the options were intended to provide, our board of directors authorized a voluntary exchange program for holders of options with an exercise price greater than $6.25. This exchange program allowed holders to surrender their original options for cancellation by us in return for a reduced number of options with an exercise price of $6.25 providing for a similar aggregate value as calculated under the Black-Scholes method. Under the offer, all other terms of the original options, including expiration and vesting dates, remained unchanged. As a result of this exchange program, 914,100 old options were cancelled and 711,175 new options were granted on exchange.

For the fiscal year ended March 31, 2005, no new options were granted. During fiscal 2005, an aggregate of 36,000 shares with an exercise price of $6.25 per share were forfeited upon the resignation of the participants.

1999 employee stock purchase plan. Our 1999 employee stock purchase plan was adopted by our board of directors in January 1999. The plan was approved by our stockholders at our annual meeting of stockholders in March 1999. The total number of common shares which may be granted under the plan is 180,000 common shares. Stock grants may be awarded under the plan to our employees, including officers and directors, and our non-employee directors and consultants in consideration for their service to us. As of March 31, 2005, we have granted, in the aggregate, net of forfeiture, 60,753 common shares under the plan.

The plan is administered by our board of directors, or a committee of our board of directors, which determines:

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

Lite Array stock option plan. In conjunction with the acquisition of Lite Array on May 31, 2001, our subsidiary, Global Lite Array, established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of a subsidiary Global Lite Array and not of the company. Under this plan, the following options were outstanding as of March 31, 2005.

•	800,000 options at an exercise price of $0.34 per share issued to four directors. These options were fully vested on May 31, 2004 and will expire on May 31, 2011.

•	30,000 options at exercise prices ranging from $0.2 to $1.50 per share issued to an employee. These options will expire during the period from May 31, 2006 to May 29, 2013.

•	20,000 options at an exercise price of $0.34 per share issued to an employee. These options will expire on November 12, 2012.

Item 7.	Majority Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2005 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Wing Shing Holdings Company Limited(1)	7,555,189	61.8%
Heartland Advisors, Inc.(2)	1,186,800	9.7
Porter Felleman Inc.(3)	651,700	5.3

(1)	Based on a schedule 13G/A filed with the SEC on February 14, 2005, Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 50.0% by Kwong Ho Sham, 40.0% by John Sham and 10.0% by Wai Chun Hui. Voting control of Wing Shing Holdings Company Limited is held approximately 36.0% by Kwong Ho Sham, approximately 57.0% by John Sham and approximately 7.0% by others including 0.7% of the voting control held by Wai Chun Hui. Each of Kwong Ho Sham, John Sham and Wai Chu Hui disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.

(2)	Based on a Schedule 13G/A filed with the SEC on January 18, 2005, Heartland Advisors, Inc. reported share voting and dispositive power over 1,186,800 common shares.

(3)	Based on a Form 13F-HR filed with the SEC on February 15, 2005, Porter Felleman Inc. reported sole voting authority over 618,200 common shares and shared voting authority over 33,500 common shares.

In the last three years, none of the major shareholders listed in the table above has significantly changed its respective percentage ownership. Our major shareholders have the same voting rights as all holders of our common shares.

As of August 31, 2005, approximately 33.48%, or 4,318,514 of our outstanding common shares were held in the United States by 10 holders registered on the books of our transfer agent.

To the best of our knowledge, and other than as disclosed in this annual report, we are not directly or indirectly controlled or owned by any other corporation, foreign government or any other natural or legal person, and we are not subject to any arrangements the operation of which may at a subsequent date result in a change in control of Global-Tech.

B.	Related party transactions.

Lease and Car Rental Agreements with Related Companies:

•	On December 1, 2004, we entered into an amendment of a lease agreement with Wing Shing Products Company Limited, a company controlled by the Sham family. The amendment included leasing approximately 14,680 square feet of the 25,690 square feet of space previously leased for our former executive offices. Under the amended lease, we paid annual rent of approximately $102,000, which is at fair market value. The amended lease was effective from December 1, 2004 and it will expire on March 31, 2006.

•	On December 1, 2004, we entered into an amendment of a lease agreement with Kenmore Assets Limited, a company controlled by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,100. The rent is at fair market for such a property, which is used to accommodate business visitors from overseas. The amended lease was effective from December 1, 2004 and it will expire on March 31, 2006. The lease can be terminated by either party by giving one-month notice.

•	We rent two company cars from Wing Shing Fat Investment Limited and one from Wing Shing Products Co. Ltd. Both companies are controlled by the Sham’s family. Monthly rentals for the three vehicles are approximately $3,500, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicles.

•	On June 15, 2003, we entered into a 24-month lease for office space located on the 12th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited effective from April 1, 2003. The total office space is approximately 7,400 square feet. We leased this office for the product development group of our display business. Annual rent for this space is approximately $51,000, which is at fair market value. We renewed this new lease for another 24-month period with Wing Shing Products Company immediately after the expiry of the old lease and the annual rent for this space is approximately $51,000.

•	Effective from April 1, 2004, we entered into a 12-month lease for office space located on the 13th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited. The total office space is approximately 3,670 square feet. We leased this office for the product development group for our core business. We renewed this lease for another twelve month period with Wing Shing Products Company Limited immediately after the expiry of the old lease and annual rent for this space is approximately $20,000, which is at fair market value.

We believe the leases were on terms no less favorable than could have been received from unaffiliated third parties.

Loan to Spouse of an Executive Employee

In October 1998, we provided an unsecured loan of $1.0 million to a U.S. corporation wholly owned by the spouse of an executive employee of ours. The loan bears interest at a fixed annual rate of 7.0% and is repayable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. The net balance of the loan plus accrued interest was approximately $1.4 million and $1.5 million, respectively, as of March 31, 2003 and 2004. We provided a reserve of approximately $832,000 and approximately $978,000, respectively, against the loan and the related interest receivable as of March 31, 2003 and 2004. The net amount of the loan was included in promissory note and interest receivable on our consolidated balance sheet. Effective April 30, 2004, we acquired all of the outstanding shares of this U.S. corporation for $1,000. There was no gain or loss recorded by us as a result of this acquisition since the only assets acquired were cash, short-term investments and subscription receivable and the promissory note and interest receivable were carried at the same value as the cash balance.

Loan to a Director

In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Such loan payments are forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. In order to comply with the Sarbanes-Oxley Act of 2002 enacted by the United States Congress, we will not enter into any new loan agreements with directors or executive officers or their respective affiliates.

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

Our consolidated financial statements for fiscal 2003, 2004 and 2005 have been audited by an independent auditor in accordance with the standards of the Public Company Accounting Oversight Board (United States). A consolidated balance sheet is presented for each of fiscal 2005 and 2004 along with a consolidated statement of operations, statement of cash flow and statement of change in shareholders’ equity which are presented for each of fiscal 2003, 2004 and 2005. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitute all of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 30(a) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

The trial on Sunbeam’s claims for indemnity and the claim of our subsidiary for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam $2,450,948.91 against our subsidiary and Global-Tech, and (ii) in favor of our subsidiary on its claim for breach of contract and awarded our subsidiary $6,600,000. The District Court entered a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, awarding Sunbeam $3,430,693.81 and our subsidiary $6,632,909.59. Our subsidiary filed a motion to reconsider the calculation of prejudgment interest, which the Court denied. Sunbeam moved for judgment notwithstanding the verdict and for a new trial. Sunbeam argued, among other things, that our subsidiary should be denied any recovery and, alternatively, that any recovery by our subsidiary should be limited to $1,000,000. The District Court denied these motions by an order entered April 12, 2004. Sunbeam appealed on May 10, 2004. Global-Tech and its subsidiary cross-appealed on May 21, 2004. The United States Court of Appeals for the 11th Circuit heard oral argument on the appeal on March 1, 2005.

By decision dated August 12, 2005, the Court of Appeals for the 11th Circuit affirmed the judgment in so far as Sunbeam appealed from it and affirmed the judgment in so far as Global-Tech and its subsidiary appealed from it, except that the Court reversed the district court’s calculation of prejudgment interest and remanded for a recalculation of our subsidiary’s prejudgment interest from June 30, 2001. The mandate of the Court of Appeals was issued on September 12, 2005. The time for Sunbeam to petition for certiorari to the United States Supreme Court, 90 days from the decision, has not yet expired.

Our subsidiary anticipates promptly moving in the district court for an amended judgment to fix the amount of interest to which it is entitled.

SEB v. Montgomery Ward

After dismissal of the action in the District Court in New Jersey, SEB commenced an action on August 28, 1999 in the U.S. District Court for the Southern District of New York against Global-Tech, one of its subsidiaries and Montgomery Ward, then a customer, for infringement of SEB’s patent relating to a deep fryer model. On December 15, 1999, the District Court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt against our subsidiary based upon the sale of a modified deep fryer product by our subsidiary. While that motion was pending, Montgomery Ward filed for bankruptcy protection. That filing stayed the action as against Montgomery Ward. On March 20, 2001, the District Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. However, the District Court denied SEB’s application for a contempt citation. SEB then moved to amend its complaint to add certain of our other subsidiaries and John C.K. Sham as additional defendants. The District Court, in an opinion dated September 30, 2002, denied SEB’s motion to amend to add additional defendants and denied the motion of Global-Tech to dismiss for lack of personal jurisdiction. Global-Tech and its subsidiary moved on December 3, 2002, for summary judgment on liability on the ground that neither engaged in any conduct that infringed the patent because of the extraterritoriality of their acts and for summary judgment on the claim of SEB for lost profits. The Court heard oral argument on this motion on March 24, 2004, but has not yet ruled on it. SEB has also moved for an order attaching the judgment in favor of our subsidiary in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties resolved the motion by consenting to an order that requires us and our subsidiary, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam.

On August 19, 2005, our subsidiary notified SEB that it anticipated taking action to enforce the judgment against Sunbeam from the District of Florida.

On August 24, 2005, SEB served a renewed motion to attach the entire proceeds of the judgment. The Court attached the entire judgment by order dated September 7, 2005. Our subsidiary filed a motion on September 22, 2005 to reduce the amount of the attachment to no more than $500,000.

Sunbeam v. Wing Shing Products

On February 23, 2001, Sunbeam commenced an adversary proceeding against our subsidiary, Wing Shing Products, in the U. S. Bankruptcy Court for the Southern District of New York asserting that Sunbeam owned U.S. Patent No. Des. 348,585 or had a permanent license to use it. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent.

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

Both Sunbeam and our subsidiary appealed to the United States Court of Appeals from the judgment of the District Court in the action.

On August 24, 2005, the United States Court of Appeals for the Federal Circuit affirmed the $2,304,403 judgment that the United States Bankruptcy Court for the Southern District of New York had entered on March 15, 2004, in favor of Global-Tech’s subsidiary, Wing Shing Products (BVI) Ltd., against Sunbeam Products, Inc. The Court of Appeals issued its mandate on September 14, 2005. The time for Sunbeam to file a petition for a writ of certiorari to the United States Supreme Court, 90 days from the entry of judgment, has not yet expired.

The Bankruptcy Court had also indicated that it will consider the issue of whether our subsidiary should be held in contempt for seeking a temporary restraining order in February 2001 that enjoined Simatelex from accepting payment on the debt that Sunbeam owed to it.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products, our subsidiary commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the Bankruptcy Court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the District Court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The Court at that time directed the parties to conclude discovery by the end of 2004. Discovery has been substantially competed. Simatelex then moved for summary judgment on the ground that it is not subject to the personal jurisdiction of the New York court and that it did not infringe the design patent because its acts occurred in Asia. Our subsidiary has moved for summary judgment on the ground that Simatelex has infringed the design patent. The District Court again stayed the action by order dated April 18, 2005, pending the resolution of the decision of the Court of Appeals for the Federal Circuit in the action Sunbeam v. Wing Shing.

Given the August 24, 2005 decision of the Court of Appeals for the Federal Circuit, the district court by order dated September 14, 2005, lifted the stay and directed that discovery be completed by November 1, 2005.

If the Court does not grant the anticipated motion of Simatelex for summary judgment, a trial will be required.

Pentalpha Macau Commercial Offshore Limited v. Damoder Reddy

On December 22, 2003, our subsidiary, Pentalpha Macau Commercial Offshore Limited (“Pentalpha”), commenced an action in the United States District Court for the Northern District of California against Damoder Reddy, the former Chief Operating Officer of Opsys US, Inc. (“Opsys”), a company whose intellectual property and certain assets (collectively, “Assets”) were purchased by our subsidiary from the Chapter 7 Bankruptcy Trustee of Opsys, alleging that, among other claims, Reddy attempted to interfere with our subsidiary’s contracts with Opsys by making it more expensive for our subsidiary to take possession of the Assets. Reddy filed a cross-complaint against our subsidiary and six other parties in April 2004, which was dismissed by the Court on July 8, 2004. A Case Management Conference was held on September 24, 2004. Pentalpha’s motion for a preliminary injunction to enjoin Reddy from using the intellectual property that our subsidiary has purchased was set for November 5, 2004. Reddy filed a Second Amended Counterclaim against our subsidiary and six other parties on July 23, 2004. Our subsidiary has filed a motion to dismiss Reddy’s Second Amended Counterclaim and a hearing was set for November 5, 2004 to be heard concurrently with Pentalpha’s motion for a preliminary injunction. The district court denied our motion for a preliminary injunction with leave to re-file it after we took discovery from Reddy regarding specific uses of our subsidiary’s intellectual property. The Court also granted Pentalpha’s Motion to Dismiss the Second Amended Counterclaim, eliminating five of the six claims, leaving a claim that Pentalpha allegedly took personal property from Reddy. The Court indicated that that claim could be challenged in a subsequent motion. Reddy has filed a Third Amended Counterclaim containing what appear to be the same claims previously ruled on by the Court and therefore our subsidiary is filing a motion to strike those portions of the complaint. Our subsidiary has propounded written discovery to Reddy on its claims and Reddy has provided neither documents nor adequate responses. Pentalpha is therefore preparing motions to compel further responses to its discovery, after which it will take Reddy’s deposition and move for summary judgment on its claims against Reddy. A Court mandated Early Neutral Evaluation was held in December 2004 but no settlement was reached. Subsequently, the Court denied Reddy’s request for an extension of time to serve parties named in his counterclaim, and pursuant to our motion, has dismissed those parties. The remaining parties to the counterclaim, as it relates to one minor issue, are our subsidiary and one other party. A hearing was set for May 27, 2005. Discovery is ongoing and our motion to compel further responses was scheduled to be heard in June 2005.

On June 24, 2005, the District Court granted our motion and compelled further responses to interrogatories, documents and admissions. Because the responses continued to be inadequate, Pentalpha requested that Reddy’s counterclaim be stricken and attorney’s fees awarded. On September 8, 2005, the court awarded Pentalpha $5,812 in sanctions against Reddy, payable within 30 days, and barred him from presenting evidence in support of his counterclaim other than what he had previously provided. The result is that the counterclaim will likely be dismissed on summary judgment, leaving only Pentalpha’s claims against Reddy for trial. As a result of Reddy’s failure to comply with discovery and various court orders, a hearing is scheduled for October 11, 2005 on whether to impose additional sanctions against Reddy of over $7,000.

Best Hero Limited v. Pentalpha Hong Kong Ltd.

On October 11, 2004, Best Hero Limited (“Best Hero”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against our subsidiary Pentalpha Hong Kong Limited (“Pentalpha”) for payment of $4,250,400. The claim relates to two purchase orders issued by Pentalpha on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels at a total purchase price of $4,620,000. However, the quality of the initial shipment of LCD panels which were paid for was determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that our subsidiary has repudiated the contract and instituted the present legal proceedings to claim for damages. We intend to defend the action on the grounds that we were justified in rejecting the goods for breach of conditions as to description and sample on the part of Best Hero. A Defence and Counterclaim was filed by Pentalpha in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. The discovery of documents in this action has been completed and the parties are now in the course of preparing their respective witness statements.

We have obtained an opinion from legal counsel representing us on the possible outcome of this litigation. Having considered that the parties have not yet exchanged witness statements, our legal counsel has estimated the maximum liability would be:

•	The deficiency in price between the contractual price and the price which the LCD TV panels were actually sold by Best Hero (this is still unknown by us) together with the interest and any costs incurred but not limited to legal fees.

•	If Best Hero has not sold any of the subject panels, the maximum compensation will be the full contractual price together with interest and legal costs but we would receive the LCD TV panels which would then be subject to net realizable value assessment.

We have accrued for a loss contingency in respect of this litigation in our consolidated balance sheet as at March 31, 2005 in an amount which is less than the claim against us but represents our best estimate of the most likely outcome resulting from this litigation.

Global Display Limited v. Mico Electric (Hong Kong) Limited

On September 9, 2005, Global Display Limited (“Global Display”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against Mico Electric (Hong Kong) Limited (“Mico”) for payment of $540,000. The claim relates to a purchase contract entered into between the parties in or about November 2004 (“the Contract”) under which Mico agreed to purchase from Global Display 1,500 pieces of LCD TV at a total purchase price of $540,000. Mico refused to accept delivery of the said 1,500 pieces of LCD TV and alleged that the LCD TV did not comply with their requirements. It is the position of Global Display that Mico’s refusal to accept delivery of the said LCD TV constitutes a breach of the Contract and after taking legal advice, Global Display instituted the present legal proceedings to claim against Mico for the purchase price and/or damages under the Contract. Mico has filed an Acknowledgment of Service to contest the proceedings and is required to file a Defence within the prescribed time limit.

An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition. After considering all the facts currently known to us and based on the advice of legal counsel, we do not believe that these various actions are likely to have a material adverse effect on our operating results.

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2002, 2003, 2004 and 2005 were provision for legal fees of approximately $285,000, $98,000, $230,000 and $190,000 in relation to certain of the above cases. We have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

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

	High	Low
Fiscal 1999:
Annual (since April 8, 1998)	$21.63	$3.88

Fiscal 2000:
Annual	7.06	3.88

Fiscal 2001:
Annual	6.88	3.25

Fiscal 2002:
Annual	6.35	4.55

Fiscal 2003:
First Quarter	5.00	4.60
Second Quarter	4.93	4.15
Third Quarter	4.77	3.87
Fourth Quarter	5.20	4.43
Annual	5.20	4.43

Fiscal 2004:
First Quarter	5.90	4.50
Second Quarter	8.45	5.00
Third Quarter	9.59	6.90
Fourth Quarter	9.90	8.00
Annual	9.90	4.50

Fiscal 2005:
First Quarter	9.75	7.59
Second Quarter	9.83	8.15
Third Quarter	9.40	7.16
Fourth Quarter	8.95	6.73
Annual	9.83	6.73

Fiscal 2006:
First Quarter	7.20	4.85
March 2005	8.50	6.73
April 2005	7.20	6.50
May 2005	6.65	5.50
June 2005	5.70	4.85
July 2005	6.23	4.72
August 2005	6.24	5.20

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

The company’s corporate governance practices are governed by applicable British Virgin Islands law, as well as by its Memorandum and Articles of Association. We have securities that are registered with the SEC and are listed on the NYSE, and are therefore subject to corporate governance requirements applicable to the NYSE-listed non-U.S. companies. Many of the corporate governance rules in the NYSE Listed Company Manual do not apply to the company as a “foreign private issuer,” however, Rule 303A.11 requires us, as a non-U. S. company, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. listed companies under these NYSE Listing Rules. We are a foreign private issuer and are permitted to follow home country practice in lieu of the provisions of this Section 303A, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c). To the extent applicable, we are endeavoring to comply with Section 303A practices beyond those required.

Rules	Requirements	Company Compliance
303A.01 Independent Directors	Listed companies must have a majority of independent directors	It is not mandatory for Global-Tech to comply with this provision.

303A.02 Independent Tests

(a)    The director has no material relationship with the listed company

(b)    NOT independent if

(i)     The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company;

(ii)    The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)(A)The director or an immediate family is current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance

Global-Tech considers whether its board members meet the requirements of being “independent.”

Rules	Requirements	Company Compliance

         or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time;

(iv)   The director or an immediate family member is, or has been within the last three years, employed as a executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)    The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company gross revenues.

303A.03 Executive Sessions	To empower non-management directors to serve as a more effective check on management, the non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors do not hold regularly scheduled sessions without management.

303A.04 Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent.	It is not mandatory for Global-Tech to have a nominating and corporate governance committee. However, Global-Tech has a Sarbanes-Oxley Section 404 steering committee headed by the Chief Executive Officer and Chief Financial Officer in overseeing the internal control design and implementation.

303A.05 Compensation Committee	Listed companies must have a compensation committee composed entirely of independent directors.	Mr. Brian Yuen, one member of Global-Tech’s compensation committee, is not considered independent since he is a member of management of the company.

303A.06 Audit Committee	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee comprised entirely of independent directors and otherwise comply with Rule 10A-3.

303A.07 Audit Committee Additional Requirements

(a)    The audit committee must have a minimum of three members;

(b)    All audit committee members must satisfy the requirements for independence set out in Section 303A.02;

(c)    The audit committee must have a charter; and

(d)    Each listed company must have an internal audit function.

It is not mandatory for Global-Tech to comply with this provision. However, our audit committee satisfies items (a), (b) and (c).

303A.08 Shareholder Approval of Equity Compensation Plans	The NYSE Standards requires shareholder approval of all equity compensation plans and material revisions to such plan.	It is not mandatory for Global-Tech to comply with this provision.

303A.09 Corporate Governance Guidelines	Listed companies must adopt and disclose corporate governance guidelines.	It is not mandatory for Global-Tech to comply with this provision.

303A.10 Code of Business Conduct and Ethics	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Global-Tech has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or

Rules	Requirements	Company Compliance

controller, or persons performing similar functions.

303A.11 Foreign Private Issuer Disclosure	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards	As presented in this document

303A.12 Certification Requirements

(a)    Each listed company Chief Executive Officer must certify to the NYSE each year that he is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

(b)    Each listed company chief executive officer must notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provision of this Section 303A.

(c)    Each listed must submit an executive written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmation must be in the form specified by the NYSE.

On August 29, 2005, we filed Section 303A Foreign Private Issuer Annual Written Affirmation with the NYSE.

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

Board composition

Pursuant to section 42 of IBCA, the business and affairs of a BVI company shall be managed by a board of directors that consists of one or more persons but it is silent on the requirement of having a majority of independent directors. In addition, there is no requirement to evaluate directors’ independence from management.

Scheduled independent director meeting

There is no requirement that non-management directors must meet at regularly scheduled executive meetings not attended by management. Under Section 48(1) if IBCA, the directors may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

Nominating/corporate governance committee

The NYSE listing standards require companies to have a nominating/corporate governance committee comprised of independent directors governed by a written charter establishing minimum requirements. There is no such requirement under BVI rules.

Compensation committee

The NYSE listing standards require companies to have a compensation committee comprised entirely of independent directors governed by a written charter establishing certain minimum requirements. There is no such requirement under the BVI rules.

Audit committee

The NYSE listing standards require companies to have an audit committee consisting of three independent members of the board if directors governed by a written charter establishing the duties and responsibilities of the audit committee. There is no such requirement under BVI rules. However, we have an audit committee governed by a written charter consisting of three independent directors as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

CEO Certification

There are no such specific requirements that the Chief Executive Officer must certify annually to the NYSE that he knows of no violation by the company relating to corporate governance. Also the Chief Executive Officer must notify the NYSE in writing if an executive officer of the company becomes aware of any substantial violation of the NYSE corporate governance listing requirements. However, we must comply with the latter of these NYSE rules notwithstanding our status as a foreign private issuer.

Code of business conduct and ethics

The NYSE standards require that each listed company adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have such a Code adopted for senior financial officers, as is permitted for a foreign private issuer.

Indemnification

Pursuant to subsection 57(1) of IBCA, a company under its Articles or Memorandum, may provide for indemnification for directors and officers, except where their actions are a violation of their fiduciary duties or are performed in a willfully negligent manner. It also provides for reimbursement of all expenses including legal fees and indemnifications against civil fraud or the consequence of committing a crime. However, the SEC provides for reimbursement to the company by chief executive officers and chief financial officers of bonuses, or other incentive-based compensation and stock sale profits during the year following an accounting restatement due to material noncompliance or as a result of misconduct.

Inspection of books and records

Subsection 67(4) of IBCA allows a company to refuse a request from shareholders or their attorneys to inspect the share register, the books and records and contracts kept by a company, if the company, by resolution of its directors, determines that it is not the best interest of the company to do so. However, we are required to provide shareholders and the NYSE certain material information under NYSE rules.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

This section summarizes the material U.S. federal income tax consequences to holders of our common shares as of the date of this annual report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law, or the possible application of U.S. federal estate, gift or excise tax. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark to market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax exempt organization;

•	a person that holds our common shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax; or

•	a person that owns, or is treated as owning, 10% or more of our common shares.

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

If you are not a U.S. holder, you are a “Non U.S. holder,” and the discussion below titled “Tax Consequences to Non U.S. Holders” will apply to you.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your tax advisor.

Tax Consequences to U.S. Holders

Distributions. We typically retain all earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. If distributions are made, however, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income on the date of receipt and may be treated as “qualified dividend income,” which is currently subject to taxation at a maximum rate of 15% in the case of individual taxpayers (subject generally, to a 60-day holding period requirement). In the event of such a distribution, we will indicate its eligibility for treatment as “qualified dividend income” on the 1099-DIV form or other informational return that is furnished to recipients. To the extent any distribution exceeds our accumulated earnings and profits, the distribution will first be treated as a tax free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as a gain recognized on a sale or exchange of our common shares. See “Sale or Other Disposition of Common Shares” below. Because we are not a U.S. corporation, no dividends received deduction will be allowed to corporations with respect to dividends paid by us. Dividends paid with respect to our common shares will generally be treated as foreign source “passive income” or, in the case of certain types of financial institutions, “financial services income,” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Sale or other disposition of common shares. Generally speaking, in connection with the sale or other taxable disposition of our common shares:

•	you will recognize gain or loss equal to the difference (if any) between:

•	the amount realized on such sale or other taxable disposition, and

•	your adjusted tax basis in such common shares;

•	any gain or loss will be a capital gain or loss and will be long term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	any gain or loss will generally be treated as having a U.S. source for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

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

Tax Consequences to Non U.S. Holders

Distributions. If you are a Non U.S. holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless you conduct a trade or business in the United States and the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale or other disposition of common shares. If you are a Non U.S. holder, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

•	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual Non U.S. holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

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

If you are not a U.S. person, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non U.S. status in order to establish that you are exempt.

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

For further information with respect to us and our common shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to certain of the informational requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, file reports and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the following public reference facilities maintained by the SEC:

100 F Street, NE
Room 1580
Washington, DC 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1 800 SEC 0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

We sell a majority of our products in U.S. dollars and pay for our materials and components in U.S. dollars, Hong Kong dollars and Chinese Renminbi. We pay labor and overhead expenses in Renminbi, Hong Kong dollars and U.S dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong Government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong. Consequently, the company has not experienced any currency exchange risk exposure in the past. This could change in the future if those in Hong Kong who are proposing a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar.

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar has been stable. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities have therefore taken their first step towards a floating currency. This reform will cost U.S. companies more to buy Chinese products. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our manufacturing operations in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 9.5% and 25.5% of our net sales in fiscal 2004 and 2005, respectively. We believe any future appreciation of Renminbi would result in an increase in our operating costs in China and materially impact our financial results. Our foreign currency exposure was immaterial at March 31, 2005.

Our primary interest rate risk exposure results from floating rate debt. At the beginning fiscal 2005, all of our long-term debt consisted of floating rate debt and we had an aggregate outstanding long-term debt of $374,000.

As of March 31, 2005, all our long-term debt had been repaid. Since the Hong Kong dollar is pegged to the U.S. dollar, we might have to bear higher interest expense for our future bank loans if U.S. interest rates continue to increase. We currently do not hedge our exposure to floating interest rate risk.

As of March 31, 2005, we had approximately $5.2 million invested in various bonds with extended maturities. Theses bonds carry a range of coupon rates from 4.75% to 10.295% and mature at various dates through October 20, 2010. The change in fair market value of these bonds, as of March 31, 2005, from their cost basis was immaterial. While these investments are highly liquid, their fair market values will fluctuate with changes in market interest rates.

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids, which may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase prices to offset plastic resin price increases. Currently, plastic resin prices are increasing significantly due to the international supply and demand for oil and the political instability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these price increases on to our customers. Our total purchase of plastic resins in fiscal 2003, 2004 and 2005 were $9.4 million $11.0 million and $12.0 million, respectively. If plastic resins prices in fiscal 2006 were to increase on an average of 10.0% from March 31, 2005 prices, and assuming we use the same amount of plastic resins as during fiscal 2005, the additional annual expense to us in fiscal 2006 would be approximately $ 1.2 million. As of August 31, 2005, resin prices had already increased over 50.0% from their March 31, 2004 level and our customers were still not willing to compensate us in any way for the additional cost.

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

The company maintains a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this report, as well as to safeguard assets from unauthorized use or disposition. The company evaluated the effectiveness of the design and operation of its disclosure controls and procedures under supervision and with the participation of management, including the company’s Chief Executive Officer and Acting Chief Financial Officer, as of the end of the period covered by this report. Based upon that evaluation, the company’s Chief Executive Officer and Acting Chief Financial Officer concluded that the company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the company’s periodic SEC filings. There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Further, the design of an internal control system must reflect the fact that we are subject to resource constraints, and the derived benefit must be evaluated as related to costs. When preparing its financial statements for fiscal 2005, the company discovered an inadvertent error in its previously reported results for its fiscal year ended March 31, 2004 and previously announced fiscal 2005 periods. This unintentional error resulted from the failure for the last three quarters of fiscal 2004 and the first three quarters of fiscal 2005 to recognize non-cash compensation expense and income, respectively, related to the application of variable accounting to unexercised stock options issued by the company in 2000 in an option exchange program. The company took remedial action to issue a press release to the public and has filed an amended Form 20-F for fiscal 2004 and an amended Form 6-K with an amended quarterly report for the three and nine months ended December 31, 2004 to include the restated financial statements reflecting these changes.

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

The audit committee is composed entirely of independent directors and is responsible for reviewing, and making recommendations to the board of directors regarding the company’s accounting policies, reporting practices, internal controls, annual and quarterly financial statements and financial information included in the company’s reporting and disclosure documents with the SEC. The Committee also reviews significant audit findings, material litigation and claims whether asserted or unasserted and any issues between management and the external auditors.

The audit committee closely monitors the requirements of the Sarbanes-Oxley Act of 2002. Additionally, the audit committee assesses its mandate and performance at least annually.

The audit committee is currently comprised of three independent directors, Barry J. Buttifant, Patrick Po-On Hui and Ken Ying-Keung Wong. Mr. Buttifant is the chairman of the audit committee. The board of directors has determined that Barry J. Buttifant meets or exceeds the training, knowledge and requirements for a financial expert (“as defined”) and is thus designated as the company’s financial expert on the audit committee. On August 29, 2005, we filed Section 303A Foreign Private Issuer Annual Written Affirmation as required by NYSE to assert the independence of our audit committee members and other matters.

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors. See Item 6.A – Directors and senior management for his biography.

Item 16B.	Code of Ethics

The company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young became our independent auditors in fiscal 2003. Fees payable for the fiscal years ended March 31, 2004 and 2005 to Ernst & Young are detailed below:

	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2004
Audit fees	$165,000	$128,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$165,000	$128,000

The nature of each category of fee is described below:

Audit Fees. The audit fees include fees for audit or review of the company’s financial reports plus fees for services that generally an auditor can reasonably provide. The services include the statutory audit and review of documents filed with SEC.

Audit-Related Fees. We did not engage Ernst & Young for any other audited-related services arrangement.

Tax Fees. We did not engage Ernst & Young for any other tax services arrangement.

All Other Fees. We did not engage Ernst & Young for any other services arrangement.

Pre-Approval Polices and Procedures. The audit committee has determined that the provision of services other than audit services should be provided by a firm other than the one that performs our audit. The audit committee, pursuant to its written charter, pre-approves all audit services provided by Ernst & Young. To the extent Ernst & Young provides any non-audit services in the future the audit committee is empowered to also pre-approve such services. Currently, our independent auditor is Ernst & Young and we engage PricewaterhouseCoopers as our main tax advisor.

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

Date: September 30, 2005

GLOBAL-TECH APPLIANCES INC.

By:	/s/ JOHN C.K. SHAM
John C.K. Sham
President and Chief Executive Officer

Audited Financial Statements

GLOBAL-TECH APPLIANCES INC.

(Incorporated in the British Virgin Islands with limited liability)

March 31, 2005

GLOBAL-TECH APPLIANCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Global-Tech Appliances Inc.:

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. and its subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Appliances Inc. and its subsidiaries at March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

/S/    ERNST & YOUNG

Hong Kong

September 9, 2005

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2004 AND 2005

	2004 US$	2005 US$
ASSETS
Current assets:
Cash and cash equivalents	15,102,510	8,790,594
Restricted cash	400,075	430,974
Callable deposit	5,000,000	5,000,000
Short-term investments	43,983,462	33,966,281
Accounts and bills receivable, net	9,991,037	7,194,894
Deposits, prepayments and other assets	2,497,126	2,323,895
Inventories	8,808,455	14,056,562

Total current assets	85,782,665	71,763,200
Loan to a director	151,850	76,667
Promissory note and related interest receivable, net	553,089	—
Property, plant and equipment, net	30,791,071	27,779,778
Land use rights	1,886,968	2,191,759
License, net	2,897,809	2,201,124
Patents, net	222,994	—

Total assets	122,286,446	104,012,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	48,007	37,507
Current portion of long-term bank borrowings	373,612	—
Accounts payable	5,130,587	5,258,005
Fees payable for land use rights	91,019	—
Salaries and allowances payable	677,439	730,976
Accrued expenses	2,037,188	3,871,568
Income tax payable	3,753,125	3,698,237

Total current liabilities	12,110,977	13,596,293
Deferred tax liabilities	142,928	142,888

Total liabilities	12,253,905	13,739,181

Minority interests	—	12,528

Shareholders’ equity:
Common stock, par value US$0.01; 50,000,000 shares authorized; 12,857,045 and 12,902,755 shares issued as of March 31, 2004 and 2005, respectively	128,570	129,028
Preferred stock, par value US$0.01; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	84,226,550	83,264,716
Retained earnings	30,726,366	12,103,067
Accumulated other comprehensive losses	(555,498)	(742,545)
Less: Treasury stock, at cost, 679,147 shares as of March 31, 2004 and 2005, respectively	(4,493,447)	(4,493,447)

Total shareholders’ equity	110,032,541	90,260,819

Total liabilities and shareholders’ equity	122,286,446	104,012,528

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	2003 US$	2004 US$	2005 US$
Net sales	75,489,275	66,901,315	41,851,163
Cost of goods sold	(54,906,458)	(52,942,382)	(44,595,004)

Gross profit (loss)	20,582,817	13,958,933	(2,743,841)
Selling, general and administrative expenses	(15,297,908)	(19,018,822)	(16,863,820)

Operating income (loss)	5,284,909	(5,059,889)	(19,607,661)
Interest expense	(56,550)	(17,589)	(9,855)
Interest income	1,240,648	851,066	976,753
Other income, net	228,380	427,814	31,589

Income (loss) from continuing operations before income taxes	6,697,387	(3,798,598)	(18,609,174)
Provision for income taxes	(624,230)	(107,767)	(33,650)

Income (loss) from continuing operations	6,073,157	(3,906,365)	(18,642,824)

Discontinued operations:
Loss from operations of the discontinued thin film electro-luminescent (“TFEL”) display business, net of applicable income tax of US$nil	(835,446)	—	—
Gain on disposal of the TFEL display business, net of applicable income tax of US$nil	29,010	—	—

Loss on discontinued operations	(806,436)	—	—

Net income (loss) before minority interests	5,266,721	(3,906,365)	(18,642,824)
Minority interests	—	—	19,525

Net income (loss)	5,266,721	(3,906,365)	(18,623,299)

Real estate rental expenses paid to related parties (Note 9)	719,318	731,981	752,140

Basic and diluted earnings (loss) per common share from continuing operations	0.50	(0.32)	(1.52)

Basic and diluted earnings (loss) per common share	0.43	(0.32)	(1.52)

	Number	Number	Number
Basic and diluted weighted average number of shares outstanding	12,140,853	12,152,592	12,214,800

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 and 2005

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive losses	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2002	12,830,000	(689,147)	128,300	81,753,145	29,415,443	(4,600,127)	(197,025)	106,499,736
Net income for the year	—	—	—	—	5,266,721	—	—	5,266,721
Other comprehensive income (loss):
• unrealized gain on available-for-sale securities, net of income tax of US$nil	—	—	—	—	—	—	298,656	298,656
• reclassification adjustment for loss included in net income for the year	—	—	—	—	—	—	1,288	1,288
• foreign currency translation adjustments	—	—	—	—	—	—	(725,082)	(725,082)

Total net comprehensive income								4,841,583

Balance as of March 31, 2003	12,830,000	(689,147)	128,300	81,753,145	34,682,164	(4,600,127)	(622,163)	111,341,319
Net loss for the year	—	—	—	—	(3,906,365)	—	—	(3,906,365)
Other comprehensive income (loss):
• unrealized gain on available-for-sale securities, net of income tax of US$nil	—	—	—	—	—	—	43,684	43,684
• foreign currency translation adjustments	—	—	—	—	—	—	22,981	22,981

Total net comprehensive loss								(3,839,700)
Issuance of treasury stock	—	10,000	—	—	—	106,680	—	106,680
Loss on issuance of treasury stock	—	—	—	—	(49,433)	—	—	(49,433)
Stock compensation expense provided on options granted	—	—	—	2,355,319	—	—	—	2,355,319
Shares issued on exercise of options	36,545	—	365	205,868	—	—	—	206,233
Shares retired	(9,500)	—	(95)	(87,782)	—	—	—	(87,877)

Balance as of March 31, 2004	12,857,045	(679,147)	128,570	84,226,550	30,726,366	(4,493,447)	(555,498)	110,032,541
Net loss for the year		—	—	—	(18,623,299)	—	—	(18,623,299)
Other comprehensive loss:
• unrealized loss on available-for-sale securities, net of income tax of US$nil	—	—	—	—	—	—	(116,846)	(116,846)
• reclassification adjustment for gains net of losses included in net loss for the year	—	—	—	—	—	—	(36,219)	(36,219)
• foreign currency translation adjustments	—	—	—	—	—	—	(33,982)	(33,982)

Total comprehensive loss								(18,810,346)
Stock compensation expense reversed on options granted	—	—	—	(1,247,061)	—	—	—	(1,247,061)
Shares issued on exercise of options	45,710	—	458	285,227	—	—	—	285,685

Balance as of March 31, 2005	12,902,755	(679,147)	129,028	83,264,716	12,103,067	(4,493,447)	(742,545)	90,260,819

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 and 2005

	2003 US$	2004 US$	2005 US$
Cash flows from operating activities:
Net income (loss)	5,266,721	(3,906,365)	(18,623,299)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interests in loss of a subsidiary	—	—	(19,525)
Amortization	868,085	916,163	774,353
Depreciation	4,326,955	5,011,615	4,845,764
Loss on disposal of property, plant and equipment	163,312	22,354	167,566
Provision for impairment of property, plant and equipment	—	—	1,532,345
Provision for impairment of patents	—	—	203,828
Gain on disposal of the TFEL display business	(29,010)	—	—
Loss on disposal of short-term investments, net	36,342	—	6,567
Net provision for (write-back of) accounts receivable	(6,460)	(967)	11,756
Provision for inventories	423,379	128,491	3,773,979
Provision for (reversal of) stock compensation expense on options granted	—	2,355,319	(1,247,061)
Issuance of treasury stock in lieu of consultancy fee	—	57,247	—
Deferred tax expense	21,590	78,528	—
Changes in operating assets and liabilities:
Accounts and bills receivable, net	1,960,943	257,070	2,784,387
Deposits, prepayments and other assets	(558,772)	183,958	174,231
Inventories	1,715,844	(1,429,836)	(9,022,086)
Promissory note and related interest receivable, net	58,222	2,272	—
Accounts payable	(1,084,668)	(22,713)	127,418
Fees payable for land use rights	—	(181,984)	(91,019)
Fees payable for a license	(1,800,000)	—	—
Salaries and allowances payable	43,471	92,146	53,537
Accrued expenses	(353,170)	508,995	1,834,380
Income tax payable	(627,559)	25,654	(54,888)
Exchange adjustments	—	—	(7,372)

Net cash provided by (used in) operating activities	10,425,225	4,097,947	(12,775,139)

(To be continued)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 and 2005 (continued)

	2003 US$	2004 US$	2005 US$
Cash flows from investing activities:
Decrease in loan to a director	76,667	76,667	75,183
Decrease in amount due to a director	(170,058)	—	—
Decrease in promissory note and related interest receivable	—	161,904	79,017
Proceeds from disposal of property, plant and equipment	—	—	4,928
Purchases of property, plant and equipment	(3,482,323)	(3,168,940)	(3,547,996)
Increase in land use rights	—	—	(364,706)
Increase in an investment in a joint venture	9,368	—	—
Acquisition of a subsidiary, net of cash acquired	—	—	(428)
Acquisition of minority interests	—	—	(32,053)
Decrease (increase) in restricted cash	(831,803)	431,728	(30,899)
Increase in a callable deposit	—	(5,000,000)	—
Proceeds from disposal of short-term investments	32,365,071	73,630,776	109,056,860
Purchases of short-term investments	(64,987,453)	(76,119,942)	(98,738,217)
Proceeds from disposal of the TFEL display business	96,153	—	—

Net cash provided by (used in) investing activities	(36,924,378)	(9,987,807)	6,501,689

Cash flows from financing activities:
Capital contribution by minority shareholders	—	—	64,106
Repayment of short-term bank borrowings	—	—	(10,490)
Increase in long-term bank borrowings	686,903	—	—
Repayment of long-term bank borrowings	(935,129)	(435,407)	(373,507)
Proceeds from stock options exercised	—	118,356	285,685

Net cash used in financing activities	(248,226)	(317,051)	(34,206)

Net decrease in cash and cash equivalents	(26,747,379)	(6,206,911)	(6,307,656)
Cash and cash equivalents at beginning of fiscal year	48,589,117	21,514,277	15,102,510
Effect of foreign exchange rate changes on cash	(327,461)	(204,856)	(4,260)

Cash and cash equivalents at end of fiscal year	21,514,277	15,102,510	8,790,594

Supplemental disclosure information:
Cash paid for interest expense	56,550	17,589	9,855
Cash paid for tax expense	1,230,199	3,585	87,479

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and principal activities

Global-Tech Appliances Inc. (“Global-Tech” or the “Company”) was incorporated in the British Virgin Islands and is a holding company, which does not engage in daily business operations other than owning subsidiaries. Global-Tech and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group is a designer, manufacturer and marketer of a wide range of consumer electrical products worldwide, including, but not limited to, floor care products and small household appliances. The Group also continues developing higher-value, more technologically advanced consumer products incorporating flat-panel displays. The Group’s manufacturing operation is located in Dongguan, the People’s Republic of China (“China”). The Group’s products are sold to customers primarily in the United States (the “U.S.”) and Europe.

The common stock of Global-Tech is listed on the New York Stock Exchange under the symbol “GAI”. In the opinion of the directors, the ultimate holding company of the Company is Wing Shing Holdings Company Limited, which is incorporated in the British Virgin Islands.

2	Subsidiaries

Details of Global-Tech’s subsidiaries as of March 31, 2005 were as follows:

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100%	Investment holding

Global Display Holdings Limited	British Virgin Islands	100%	Investment holding

Lite Array Holdings Limited	British Virgin Islands	100%	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100%	Provision of management services

Pentalpha Enterprises Limited	Hong Kong	100%	Dormant

Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100%	Trading of raw materials and household appliance products

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	China	100%	Manufacturing of household appliance products

Wing Shing Products (BVI) Company Limited	British Virgin Islands	100%	Dormant

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Subsidiaries (continued)

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
Wing Shing Overseas Limited	British Virgin Islands	100%	Trading of raw materials and household appliance products

Global-Tech USA, Inc.	U.S.	100%	Provision of investment- related services

MasterWerke Limited (“MasterWerke”)	U.S.	100%	Investment holding

Pentalpha Macau Commercial Offshore Limited (“PMA”)	Macau	100%	Trading of raw materials and household appliance products

Global Lite Array (BVI) Limited (“GLA”)	British Virgin Islands	76.75%	Investment holding

Lite Array OLED (BVI) Company Limited	British Virgin Islands	76.75%	Trading of raw materials and organic solid state flat-panel displays

Lite Array, Inc. (“LA”)	U.S.	76.75%	Trading of raw materials and organic solid state flat-panel displays

Global Display Limited	Hong Kong	100%	Development and trading of multimedia flat-panel display products

GT Investments (BVI) Limited	British Virgin Islands	100%	Investment holding

Dongguan Lite Array Company Limited	China	100%	Manufacturing of flat-panel display products

Lite Array (OLED) H.K. Limited	Hong Kong	100%	Research and development of organic solid state flat-panel displays

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Subsidiaries (continued)

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
Global Optics Limited	Hong Kong	100%	Trading of raw materials and electrical and optical components

Winway Technology Development Limited (“Winway”)	Hong Kong	83.33%	Marketing and trading of display products and components in East Asia

Consortium Investment (BVI) Limited	British Virgin Islands	100%	Asset holding

Global Rich Innovation Limited	Hong Kong	100%	Trading of raw materials and household appliance products

3	Summary of significant accounting policies

(a)	Statement of compliance and basis of preparation

The consolidated financial statements were prepared in accordance with the U.S. generally accepted accounting principles.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries and all variable interest entities for which the Company is the primary beneficiary. Subsidiaries include those majority-owned and controlled domestic and foreign subsidiaries. Majority-ownership represents more than 50% of the issued voting capital. All intercompany balances and transactions have been eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(d)	Cash equivalents

Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

(e)	Investments

Debt and equity investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale securities are reported in other comprehensive income (loss) and are included in a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale securities are included in gain (loss) on disposal and impairment, respectively, in the consolidated statement of operations. Gains or losses on sale of investments and amounts reclassified from accumulated other comprehensive income to earnings are computed based upon specific identification. Interest or dividend income on securities classified as available-for-sale securities is included in interest income or dividend income, respectively.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for the security. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the current and expected financial condition of the investment’s issuer, and the Group’s investment intent. A sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment.

The Group’s investments in equity investees for which its ownership exceeds 20% or for which the Group owns less than 20% but has the ability to exercise significant influence, but which are not majority-owned, are accounted for using the equity method. Under the equity method, the Group’s proportionate share of each equity investee’s net income or loss and amortization of any identifiable intangibles arising from the investment is included in “share of income (losses) in equity investees”.

All other investments for which the Group does not have the ability to exercise significant influence (generally, when the Group has an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Group periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any impairment is included in the consolidated statement of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(f)	Inventories

Inventories are stated at the lower of cost and market value. Cost, calculated on the weighted average basis, comprises materials and, where applicable, direct labor and an appropriate proportion of production overhead expenditure.

(g)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of any asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after an item of property, plant and equipment has been put into operation, such as repairs and maintenance, is normally charged to the consolidated statement of operations in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefit expected to be obtained from the use of an item of property, plant and equipment, the expenditure is capitalized as an additional cost of that asset. Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of each asset over its expected useful life. The principal annual rates used for this purpose are as follows:

Annual rate
Leasehold improvements	Over the shorter of the lease term and the estimated useful life
Buildings	4.5%
Plant	4.5%
Machinery	10%
Molds	20% - 33%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the item, is included in the consolidated statement of operations in the period the item is derecognized.

(h)	Construction in progress

Construction in progress represents property, plant and equipment under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing during the period of construction or installation. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(i)	Goodwill and intangible assets

Goodwill represents the excess of cost over the fair value of net tangible and identifiable assets of an acquired business. In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances.

Intangible assets represent a license and patents. Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is provided on the straight-line basis over their estimated useful lives of the respective assets. The estimated useful lives of the intangible assets are as follows:

License	7 years
Patents	11 to 20 years

Intangible assets are tested for impairment annually. If the test indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows expected to result from the asset’s use over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall in discounted cash flows. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

(j)	Impairment of long-lived assets

Long-lived assets (other than goodwill) are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset (other than goodwill) exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

(k)	Sales and revenue recognition

The Group recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” which requires that four basic criteria must be met before revenue can be recognized: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Net sales represent the gross invoiced amount, net of discounts and returns, and are recognized when goods are shipped and title has passed.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(k)	Sales and revenue recognition (continued)

Under the Group’s standard terms and conditions, which are mainly Free On Board shipping point, title and risk of loss are transferred to the customer at the time the product is delivered to the customer’s freight forwarder. At that time revenue is recognized unless customer acceptance is uncertain or significant obligations remain.

Deposits or advance payments from customers prior to delivery and passage of title of merchandise are recorded as receipts in advance.

(l)	Advertising costs

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations as incurred. Advertising expenses were US$10,764, US$100,698 and US$104,811 for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

(m)	Shipping and handling costs

Any shipping, handling or other costs incurred by the Group associated with the sale of products are included in the “Selling, general and administrative expenses” (“SG&A”) line item on the consolidated statement of operations. The primary shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2003, 2004 and 2005, shipping and handling costs charged to SG&A were US$1,814,460, US$1,418,367 and US$754,247, respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Group are expensed as cost of goods sold. During the fiscal years ended March 31, 2003, 2004 and 2005, inbound freight costs charged to cost of goods sold were US$567,567, US$660,656 and US$524,337, respectively. Other related costs are included in manufacturing overheads.

(n)	Foreign currencies

The functional currency of the Company is the U.S. dollar. The functional currencies of the Company’s subsidiaries in the locations outside the U.S. are either the respective local currencies or the U.S. dollar.

Transactions denominated in foreign currencies are recorded in the functional currency using the exchange rates in effect at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in the consolidated statements of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(n)	Foreign currencies (continued)

On consolidation, the financial statements of the subsidiaries are translated into the U.S. dollars, in accordance with SFAS No. 52 “Foreign Currency Translation”, at rates of exchange in effect at the balance sheet date for assets and liabilities, and at the average rates of exchange during the year for income and expense items. Translation differences arising therefrom are credited or charged to the accumulated other comprehensive income (losses) account.

(o)	Income taxes

The Group accounts for income taxes under the provisions of SFAS No. 109 “Accounting for Income Taxes” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all temporary differences between the tax and financial statement bases of assets and liabilities. Deferred tax assets are also recognized for loss carry forwards. Valuation allowances are established to the extent that deferred tax assets will more likely than not be unrealized.

(p)	Stock compensation expenses

The Group applies the intrinsic-value-based method prescribed in Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” in accounting for employee stock options. Accordingly, compensation expense is generally recognized only when options are granted with a discounted exercise price. Any resulting compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

On May 10, 2000, Global-Tech offered employees a voluntary program to exchange options previously granted at exercise prices ranging from US$8.31 to US$19.00 for a lower number of options at an exercise price of US$6.25. In accordance with FASB Interpretation No. 44 “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25” (“FIN44”), re-pricing of stock options in any form results in variable accounting. If the exercise price of a stock option is reduced, the modified stock option is accounted for as variable from the date of modification to the date the award is exercised, is forfeited or expires unexercised.

The Group accounts for stock options granted to a counter-party other than an employee in accordance with EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Fair value of the equity instruments is recognized on the measurement date. Measurement date is the date at which (i) a commitment for performance by the counter-party to earn the equity instruments is reached or (ii) the counter-party’s performance is completed.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(p)	Stock compensation expenses

The Group has adopted the disclosure-only provisions of SFAS No. 123 “Accounting for Stock Based Compensation”. The Company has determined pro forma net earnings (loss) and earnings (loss) per share information as if the fair value method described in SFAS No.123 had been applied to its employee stock-based compensation. The pro forma effect on net earnings (loss) and earnings (loss) per share for the fiscal years ended March 31, 2003, 2004 and 2005 is as follows:

	Year Ended March 31,
	2003 US$	2004 US$	2005 US$
Net income (loss), as reported	5,266,721	(3,906,365)	(18,623,299)
Add (deduct): Provision for (reversal of) stock compensation expense included in net income (loss) under APB Opinion No. 25	—	2,355,319	(1,247,061)
Deduct: Total stock compensation expense determined under the fair value method for all awards, net of income tax of US$nil	(218,480)	(6,289)	(34,261)

Pro forma net income (loss)	5,048,241	(1,557,335)	(19,904,621)

Earnings (loss) per share
Basic – as reported	0.43	(0.32)	(1.52)
Basic – pro forma	0.42	(0.13)	(1.63)

Diluted – as reported	0.43	(0.32)	(1.52)
Diluted – pro forma	0.42	(0.13)	(1.63)

(q)	Retirement costs

Retirement cost contributions relating to defined contribution plans are made based on a percentage of the employees’ salaries and are included in the consolidated statement of operations as they become payable.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(r)	Earnings (loss) per share

Earnings (loss) per share is computed in accordance with SFAS No. 128 “Earnings Per Share”. Under the provision of SFAS No. 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is computed by dividing the net income or loss for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive.

(s)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at their original invoiced value less an estimate made for uncollectible amounts. The Group does not charge interest on accounts receivable. The Group reviews the aged analysis of the accounts receivable on a regularly basis. Allowance for doubtful accounts is made for those amounts overdue more than one year from the contractual terms or to the extent collection is considered to be doubtful. Whenever it is clear that the amounts are deemed to be uncollectible, the receivables are charged off against the consolidated statement of operations.

(t)	Loans receivable

Loans receivable are stated at amortized cost less any allowance for loan losses, loan origination fees (net of direct costs), commitment fees and purchase premiums or discounts. Interest on loans is credited to the consolidated statement of operations based on the contractual terms stipulated in the relevant loan agreement. Premiums are amortized and discounts are accreted over the life of the loans using the interest method. Allowance for loan losses is recognized to the consolidated statement of operations to the extent the collection is considered to be doubtful. Any previously recognized allowance for loan losses is reversed upon settlement of outstanding loans in cash.

(u)	Treasury stock

The Group accounts for the acquired shares of its own capital stock (“treasury stock”) in accordance with Accounting Research Bulletin (“ARB”) No. 43, Chapter 1B and APB Opinion No. 6. The cost of the acquired treasury stock is shown as a deduction from capital. Gains on sale of treasury stock not previously accounted for as constructively reissued are credited to additional paid-in capital while losses are charged to additional paid-in capital to the extent that previous net gains from the sale or retirement of the same class of stock are included therein, otherwise to retained earnings.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(v)	Comprehensive income (loss)

The Group has adopted SFAS No. 130 “Reporting Comprehensive Income” which establishes guidance for the reporting and display of comprehensive income (loss) and its components. The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity that resulted from recognized transactions and other economic events of the period other than transactions with shareholders. Comprehensive income (loss) includes net earnings or loss as well as additional other comprehensive income (loss). The Group’s other comprehensive income (loss) consists of unrealized gains and loss on available-for-sale securities and foreign currency translation, all recorded net of tax.

(w)	Loss contingencies

The Group provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with the Group’s general counsel, that adequate reserves have been provided for all known contingencies, the ultimate cost will depend on the resolution of the uncertainties. Therefore, it is possible that additional reserves could be required in the future.

(x)	Impact of recently issued accounting standards

(i)	In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151 “Inventory Costs – An Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Group has already commenced an assessment of the impact of the SFAS No. 151 but is not yet in a position to state whether it has a significant impact on its results of operations and financial position.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(x)	Impact of recently issued accounting standards (continued)

(ii)	In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123-R”), to replace SFAS No. 123 “Accounting for Stock-Based Compensation”, and APB No. 25 “Accounting for Stock Issued to Employees”. SFAS No. 123-R requires, among other thing, that all share-based payments to employees, including grants of stock options, be measured based on their grant-date fair value and recognized as expense in the financial statements. Pro forma disclosure is no longer an alternative. Unless observable market prices exist, the grant-date fair value is estimated using an appropriate option-pricing model as determined by management. Management must also make certain assumptions about employee exercise habits and forfeiture rates, and select an appropriate amortization methodology for recognizing compensation expense. SFAS No. 123-R requires either a modified prospective or retrospective method of adoption. Under the modified prospective method, compensation expense will be recorded in the financial statements for (i) all awards granted after the adoption of SFAS No. 123-R and (ii) future vesting of awards outstanding as of the date of adoption of SFAS No. 123-R. Under the modified retrospective method, companies may elect to restate their previously issued financial statements to maintain consistency across all periods presented. The provisions of SFAS No. 123-R are effective for annual reporting period that begins on December 15, 2005. Management plans to adopt the modified prospective method upon adoption of SFAS 123-R when it becomes effective for its annual reporting period beginning on April 1, 2006 and believes that the adoption of SFAS 123-R could have a material impact on the Group’s consolidated results of operations and earnings per share when it is adopted.

(iii)	In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions’” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(x)	Impact of recently issued accounting standards (continued)

(iv)	In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in reporting entity, and the correction of an error. SFAS No. 154 carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. It requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB Opinion No. 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Group is currently in the process of evaluating any effect on the adoption of SFAS No. 154 that will have on its consolidated financial statements.

4	Cash and cash equivalents

	2004 US$	2005 US$
Cash on hand and at banks	14,349,619	4,535,984
Money market fund	752,891	4,254,610

Total cash and cash equivalents	15,102,510	8,790,594

5	Restricted cash

At March 31, 2005, cash of US$430,974 was pledged to banks for irrevocable letter of credits of the same amount issued for purchases of materials which had not been utilized as of March 31, 2005. The restricted cash of US$400,075 as of March 31, 2004 was pledged for general banking facilities granted to the Group.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	Short-term investments

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2004 and 2005:

	Cost		Unrealized gains (losses)		Fair value
	US$ 2004	US$ 2005	US$ 2004	US$ 2005	US$ 2004	US$ 2005
Treasury bills	34,907,639	28,796,899	38,601	78,521	34,946,240	28,875,420
Equity securities	3,124	3,124	—	3,495	3,124	6,619
Debt securities	8,926,096	5,172,720	108,002	(88,478)	9,034,098	5,084,242

	43,836,859	33,972,743	146,603	(6,462)	43,983,462	33,966,281

At March 31, 2005, one out of the three types of available-for-sale securities was in an unrealized loss position. The Group evaluated the length of time and extent to which the market value of certain of its debt securities had been in an unrealized loss position, as well as the financial condition and performance of the issuer of the securities and concluded that the relevant debt securities are in a loss position by less than a six-month period, and hence no unrealized loss was considered other-than-temporary. The net unrealized gains (losses) consisted of gross unrealized gains of US$82,016 (2004: US$146,603) and gross unrealized losses of US$88,478 (2004: US$nil).

The proceeds from disposal of short-term investments for the fiscal years ended March 31, 2003, 2004 and 2005 were US$32,365,071, US$73,630,776 and US$109,056,860.

The gross realized gains (losses) from the sale of available-for-sale securities for each of the three fiscal years ended March 31, 2005 are as follows:

	2003 US$	2004 US$	2005 US$
Gross realized gains	—	—	—
Gross realized losses	36,342	—	6,567

The cost and estimated fair value of the debt securities as at March 31, 2005, by contractual maturity, are as follows:

	Cost US$	Fair value US$
Due in one year or less	1,014,891	997,242
Due after one year through to five years	4,157,829	4,087,000

	5,172,720	5,084,242

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Accounts and bills receivable, net

	2004 US$	2005 US$
Accounts and bills receivable	10,029,161	7,244,764
Less: Allowance for doubtful accounts	(38,124)	(49,870)

Net	9,991,037	7,194,894

	2003 US$	2004 US$	2005 US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	45,855	39,083	38,124
Additions	—	—	12,887
Write-back	(6,460)	(967)	(1,131)
Exchange realignment	(312)	8	(10)

Balance at end of fiscal year	39,083	38,124	49,870

8	Inventories

	2004 US$	2005 US$
Raw materials	4,325,079	7,683,584
Work-in-progress	3,382,301	4,209,568
Finished goods	1,101,075	2,163,410

	8,808,455	14,056,562

During the fiscal year ended March 31, 2005, an inventory loss of US$3,773,979 (2003: US$423,379, 2004: US$128,491) in aggregate was recognized in the consolidated statement of operations, of which US$2,832,809 (2003 and 2004: US$nil) to write down certain raw materials, work-in-progress and finished goods to their respective estimated market values, which were lower than cost.

As at March 31, 2005, the amount of inventories carried at market value included in the above balance was US$2,240,587 (2004: US$nil).

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	Related party transactions

A related party is any party that controls or can significantly influence the management or operating policies of the Group to the extent that the Group may be prevented from fully pursuing its own interests. Such parties would include affiliates, investments accounted for by the equity method, trusts for the benefit of employees, principal shareholders, management, and immediate family members of shareholders or management.

In addition to the transactions and balances detailed elsewhere in the financial statements, the Group had the following material transactions with related parties during the three fiscal years ended March 31, 2005:

(a)	For the fiscal years ended March 31, 2003, 2004 and 2005, the Group incurred annual real estate rental expenses of approximately US$719,318, US$731,981 and US$752,140, respectively, payable to related companies in which the directors are also the directors of the Company. Included in the aforesaid annual real estate rental expenses were amounts of US$476,984, US$477,088 and US$476,954 paid to two directors of the Company in the fiscal years ended March 31, 2003, 2004 and 2005, respectively, which were included in their remunerations for the respective fiscal years as housing allowances.

(b)	On January 3, 2005, a wholly-owned subsidiary of the Company acquired 250,000 additional shares of Winway from a minority shareholder of Winway for a total cash consideration of HK$250,000. Upon completion of the transaction, the percentage shareholding of the Group in Winway increased from 67.67% to 83.33%.

10	Loan to a director

In October 1999, the Group made a loan to an executive employee, who is also a director of the Company, for the purchase of a residence. The loan is in the original principal amount of US$460,000, bears interest at a fixed annual rate of 6.02% and is secured by a mortgage on the property. The loan is repayable in six years with an annual installment of US$76,667 of principal together with interest on the unpaid principal balance, commencing from October 2000. Pursuant to the loan agreement, such annual repayments are forgiven in arrears on each repayment due date in consideration for the executive employee’s continued employment by the Group. The loan forgiven amount during the fiscal year was included in directors’ remuneration and charged to the consolidated statement of operations. As of March 31, 2004 and 2005, the loan balance was US$151,850 and US$76,667, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	Promissory note and related interest receivable, net

	2004 US$	2005 US$
Promissory note receivable	838,096	—
Interest receivable	692,666	—

	1,530,762	—
Less: Allowance for credit loss	(977,673)	—

Net	553,089	—

	2003 US$	2004 US$	2005 US$
Allowance for credit loss:
Balance at beginning of fiscal year	498,724	831,751	977,673
Additions	336,800	145,741	—
Charge off	—	—	(977,398)
Exchange realignment	(3,773)	181	(275)

Balance at end of fiscal year	831,751	977,673	—

In October 1998, the Group extended an unsecured loan of US$1,000,000 to MasterWerke, a U.S. corporation wholly owned by the spouse of a director of the Company. The loan was granted to finance its start-up costs and working capital. The loan bore interest at a fixed annual rate of 7.0% and was repayable in quarterly installments of approximately US$80,952 commencing from October 28, 2003, with any remaining balance due in full on October 28, 2008. According to the terms of the loan agreement, no interest was chargeable after October 2003.

The average promissory note and related interest receivable outstanding during the fiscal year ended March 31, 2003, 2004 and 2005 was US$1,411,843, US$1,540,561 and US$1,490,323, respectively.

Effective April 30, 2004, a subsidiary of the Company acquired all of the outstanding shares of MasterWerke at a cash consideration of US$1,000 and the net amount of the promissory note and related interest receivable at the date of acquisition was fully settled with the cash and short-term investments held by MasterWerke at that time (Note 19).

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	Property, plant and equipment, net

	2004 US$	2005 US$
Leasehold improvements and buildings	21,156,857	21,170,581
Plant and machinery	22,420,995	22,379,221
Molds	9,895,691	8,345,124
Transportation equipment	1,401,384	1,462,532
Furniture, fixtures and equipment	4,616,455	4,749,870
Construction in progress	—	81,322

	59,491,382	58,188,650
Less: Accumulated depreciation	(28,700,311)	(30,408,872)

Net	30,791,071	27,779,778

(a)	During the fiscal year ended March 31, 2005, an impairment loss of US$1,532,345 (2003 and 2004: US$nil) in aggregate was recognized in the consolidated statement of operations for the year in respect of certain molds and plant and machinery that are unlikely to generate cash flows in the future. The impairment loss recognized during the year was included in the “Cost of goods sold” line item and the “SG&A” line item on the consolidated statement of operations in the amounts of US$1,214,115 and US$318,230, respectively.

(b)	As of March 31, 2004 and 2005, buildings with an aggregate net book value of approximately US$122,681 and US$111,969, respectively, are situated in Hong Kong and held under leases expiring in 2044, and manufacturing facilities with an aggregate net book value of approximately US$15,805,788 and US$14,885,679 as of March 31, 2004 and 2005, respectively, are situated in Mainland China. The land where the manufacturing facilities are situated is held under land use rights that expire in 2043. The Group has not yet obtained ownership certificates for the manufacturing facility premises as of March 31, 2005 but ownership certificate of substantial portion of the land use rights were obtained subsequent to the balance sheet date (Note 13).

(c)	The amount of depreciation charged for the fiscal years ended March 31, 2003, 2004 and 2005 was US$4,326,955, US$5,011,615 and US$4,845,764, respectively.

(d)	The loss on disposal of property, plant and equipment recognized during the fiscal year ended March 31, 2005 amounted to US$167,566 (2003: US$163,312, 2004: US$22,354).

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	Land use rights

Land use rights represent operating lease expenses on land use payable in advance, which are charged to the consolidated statement of operations over the lease periods on the straight-line basis. The title certificates supporting such prepayment has not yet been obtained as of March 31, 2005.

Subsequent to the balance sheet date, the Group obtained an ownership certificate covering a substantial portion of the land use rights. Certificate fees for the remaining portion of land were paid during the fiscal year 2005 and the application for the certificate for the remaining portion of the land use rights is in progress.

14	License, net

	2004 US$	2005 US$
At cost	4,867,762	4,866,389
Less: Accumulated amortization	(1,969,953)	(2,665,265)

Net	2,897,809	2,201,124

	2003 US$	2004 US$	2005 US$
Amortization expense for the fiscal year	695,243	695,395	695,867

The cost of the license represents the appraised fair value of the license on the date of acquisition of LA. Pursuant to the license arrangement, LA shall pay royalties of (i) a fixed percentage of the net sales of products which are produced by using the licensed know-how sold by LA and its subsidiaries before January 1, 2004, and (ii) the greater of a fixed amount and a fixed percentage of the net sales of products, which are produced by using the licensed know-how, sold by LA and its subsidiaries after January 1, 2004. The Group may terminate the license agreement at any time from January 1, 2004 to its expiration in 2023.

Estimated amortization expense:

US$
For the fiscal year ended March 31, 2006	695,092
For the fiscal year ended March 31, 2007	695,092
For the fiscal year ended March 31, 2008	695,092
For the fiscal year ended March 31, 2009	115,848

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	Patents, net

	2004 US$	2005 US$
Cost	268,570	—
Less: Accumulated amortization	(45,576)	—

Net	222,994	—

	2003 US$	2004 US$	2005 US$
Amortization expense for the fiscal year	19,086	19,046	19,104

The Group acquired exclusive rights with respect to certain technology incorporated in its products. Such acquired patents were fully exploited and the income to be generated from products incorporating such technology is expected to be insignificant. Accordingly, the Group wrote down the carrying amount of the patents to zero and recognized an impairment loss of US$203,828 during the fiscal year ended March 31, 2005 (2003 and 2004: US$nil), which was included in “SG&A” line item on the consolidated statement of operations.

16	Investment in an equity investee

In January 2005, MasterWerke entered into a joint venture agreement with a third-party venture capital company to form and operate a new entity, Global Commercial Products LLC, which is incorporated in the U.S. as a 50/50 joint venture, for the purpose of (i) utilizing an owned operating company’s customer relationships and venturer’s intellectual property and proprietary know-how and the Group’s manufacturing facilities to develop and manufacture the products that both parties agree upon from time to time, and (ii) selling such products in the U.S. and elsewhere throughout the world through the joint venture entity. As of March 31, 2005, the joint venture entity had not commenced any operations or had any paid-up capital.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	Short-term bank borrowings

	2004 US$	2005 US$
Bank overdrafts	10,490	—
Short-term bank loans	37,517	37,507

	48,007	37,507

Short-term bank borrowings drawn for working capital purposes are denominated in U.S. dollars and bear interest at a rate of 13.99% (2004: 6.63% to 13.99%) per annum.

As of March 31, 2004 and 2005, the Group had banking facilities of approximately HK$237,894,696 (equivalent to approximately US$30,509,881) and HK$131,330,000 (equivalent to US$16,838,259), respectively, in aggregate for overdrafts, bank loans, guarantees and letters of credit. The amount of banking facilities utilized as at the balance sheet date are summarized as follows:

	2004 US$	2005 US$
Letters of credit and shipping guarantees	743,652	—
Bills payable	153,684	—
Trust receipt loans	20,037	—
Bank loans	421,619	37,507

	1,338,992	37,507

The Company has provided the banks an unlimited corporate guarantee for the general banking facilities granted to the Group and an undertaking not to pledge, mortgage or charge, any of the assets in Hong Kong or Mainland China.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	Long-term bank borrowings

	2004 US$	2005 US$
Bank loans with interest charged at the following rates:
HIBOR + 1% per annum	35,655	—
LIBOR + 0.5% per annum	337,957	—

Total long-term bank loans	373,612	—
Less: Amount due within one year included under current liabilities	(373,612)	—

Long term portion	—	—

Weighted average interest rate at the end of year	1.90%	—

As of March 31, 2004, the Group had a long term Euro loan agreement with a bank that required the Group to maintain “restricted cash” (Note 5) in an amount of not less than the outstanding amount of the loan.

The loans were fully settled during the fiscal year ended March 31, 2005.

19	Business combination

Effective April 30, 2004, a subsidiary of the Company acquired all the shares of MasterWerke, a U.S. corporation wholly owned by the spouse of a director of the Company, at a cash consideration of US$1,000 for the purpose of recovering of the promissory note and related interest receivable due from MasterWerke, as well as using MasterWerke for other business purposes.

Details of the assets acquired and liabilities assumed are as follows:

2005 US$
Fair value of assets and liabilities acquired:
Cash and cash equivalents	572
Short-term investments	473,500
Subscription receivable	1,000
Promissory note and interest payable to the Group	(474,072)

1,000

Satisfied by:
Cash consideration	1,000

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	Business combination (continued)

2005 US$
Net cash outflow from the acquisition of a subsidiary:
Cash consideration paid	(1,000)
Cash and cash paid equivalents acquired	572

Net cash outflow of cash and cash equivalents in respect of the acquisition of a subsidiary	(428)

Had the results of operations for the Group included MasterWerke since April 1, 2003, the Group’s pro forma revenue, net loss and net loss per common share for the fiscal year ended March 31, 2005 would have been as follows:

	(Unaudited) 2004 US$	(Unaudited) 2005 US$
Pro forma net sales	66,901,315	41,851,163

Pro forma net loss	3,953,329	18,653,557

Pro forma net loss per common share	0.33	1.53

Starting from May 1, 2005, the results of MasterWerke have been included in the Group’s consolidated statement of operations.

20	Share capital

During the fiscal year ended March 31, 2003, no treasury stock was reissued by the Company.

During the fiscal year ended March 31, 2004, the Company reissued 10,000 shares of treasury stock to two independent consultants in August 2003.

During the fiscal year ended March 31, 2005, no treasury stock was reissued by the Company.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	Accumulated other comprehensive losses

The components of accumulated other comprehensive losses are as follows:

	Unrealized gains (losses) on short-term investments US$	Foreign currency translation adjustments US$	Total US$
Balance at March 31, 2003	102,919	(725,082)	(622,163)
Unrealized gains, net of unrealized losses of available-for-sale securities (net of income tax of US$nil)	43,684	—	43,684
Foreign currency translation adjustments	—	22,981	22,981

Balance at March 31, 2004 and April 1, 2004	146,603	(702,101)	(555,498)
Unrealized losses, net of unrealized gains on available-for-sale securities (net of income tax of US$nil)	(116,846)	—	(116,846)
Foreign currency translation adjustments	—	(33,982)	(33,982)
Less: Reclassification adjustment for gains, net of losses included in net loss for the year	(36,219)	—	(36,219)

Balance at March 31, 2005	(6,462)	(736,083)	(742,545)

22	Other income, net

	2003 US$	2004 US$	2005 US$
Exchange gains (losses), net	137,481	317,468	(72,639)
Others	90,899	110,346	104,228

	228,380	427,814	31,589

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Income taxes

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they are domiciled or deemed to operate.

Entities subject to Hong Kong profits tax are taxed at a rate of 17.5% (2003: 16% and 2004: 17.5%) on their assessable income.

The subsidiaries established in China, DWS and DGLAD, are subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Current income tax is computed based on the taxable income as reported in the statutory financial statements prepared under China accounting regulations. In September 2002, DWS submitted an amended tax return to China tax authorities for the tax periods from 1995 to 2002. The China tax authority accepted the amended return which resulted in DWS being fully exempt from any income tax for the years 1999 and 2000 and 50% exempt from income tax for the years 2001 to 2003. Commencing on January 1, 2004, DWS’s earnings are subject to the full 27% tax rate. DGLAD is exempt from income tax for two years starting from the first profitable year (after utilizing any accumulated tax loss carry forwards) followed by a 50% exemption for the next three years. For tax purposes, DGLAD has not recognized its first profitable year.

	2003 US$	2004 US$	2005 US$
Income taxes:
Current	602,640	29,239	33,650
Deferred	21,590	78,528	—

Provision for income taxes	624,230	107,767	33,650

The reconciliation of the Hong Kong income tax rate to the effective income tax rate based on income from continuing operations before income taxes stated in the consolidated statement of operations is as follows:

	2003	2004	2005
Hong Kong income tax rate	16.0%	17.5%	17.5%
Non-taxable income (loss) arising from offshore activities	(17.2%)	7.3%	(23.4%)
Non-taxable interest income	(3.6%)	5.4%	(1.5%)
Non-tax deductible expenses	6.1%	(19.0%)	(0.2%)
Changes in valuation allowance	8.0%	(13.9%)	7.4%
Changes in tax rate	—	(0.1%)	—

Effective income tax rate	9.3%	(2.8%)	(0.2%)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Income taxes (continued)

Deferred income taxes as of March 31, 2004 and 2005 comprised the following temporary differences:

	2004 US$	2005 US$
Deferred tax assets:
License	191,014	171,834
Impairment of property, plant and equipment	—	330,083
Provision for inventories	—	805,782
Operating losses carried forward	1,365,197	4,539,713

Gross deferred tax assets	1,556,211	5,847,412
Gross deferred tax liabilities:
Depreciation of property, plant and equipment	(141,152)	(194,666)
Less: Valuation allowances	(1,557,987)	(5,795,634)

Net deferred tax liabilities	(142,928)	(142,888)

The Group provided non-current deferred tax liabilities of US$142,888 (2004: US$142,888) as of March 31, 2005, which arose from the temporary difference on depreciation of property, plant and equipment.

	2003 US$	2004 US$	2005 US$
Valuation allowance:
Balance at beginning of fiscal year	1,301,000	269,135	1,557,987
Additions	(1,031,865)	1,288,852	4,237,647

Balance at end of fiscal year	269,135	1,557,987	5,795,634

Valuation allowances have been established for net deferred tax assets. Management believes that the net deferred tax assets related to subsidiaries under relevant tax jurisdictions are more likely than not to be unrealized because their future profitability is not assured. The operating losses of these subsidiaries can be carried forward indefinitely or for five years.

During the fiscal year ended March 31, 2005, the Inland Revenue Department in Hong Kong requested information from one of the Company’s subsidiaries regarding its relationship with another subsidiary of the Company. The Group has applied for an extension to the end of September, 2005 to respond to these requests. In the opinion of the management, the Group does not foresee that an adverse consequence would result from these requests.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	Discontinued operations

During the fiscal year 2002, given that the sales expectations of products had not been met, management revised their views on the prospects of LA’s TFEL display business. On November 1, 2002, the Company announced that its subsidiary, GLA, entered into an agreement to sell the TFEL display business, including the interest that LA owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of LA. With the adoption of SFAS No. 144 “Accounting for Impairment or Disposal of Long Lived Assets”, the operating results of discontinued operating units were classified as a loss from operations of the discontinued business on the consolidated statement of operations.

An analysis of the loss from operations of the discontinued TFEL display business is as follows:

	2003 US$	2004 US$	2005 US$
Net sales	594,621	—	—
Cost of goods sold	(503,889)	—	—

Gross profit	90,732	—	—
Selling, general and administrative expenses	(539,099)	—	—
Share of loss of a joint venture	(378,646)	—	—

Operating loss	(827,013)	—	—
Interest expense	(8,924)	—	—
Other income, net	491	—	—

Loss from operations of the discontinued TFEL display business	(835,446)	—	—

The aggregate assets and liabilities of the discontinued TFEL display business on the date of disposal were US$480,407 and US$3,145,432, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	Basic and diluted earnings (loss) per share

Earnings or loss per common share is computed in accordance with SFAS No. 128 “Earnings Per Share”, by dividing the net income or loss for the year by the weighted average number of common shares outstanding during the year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2003 US$	2004 US$	2005 US$
Numerator for basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	6,073,157	(3,906,365)	(18,623,299)
Loss on discontinued operations, net of gain on disposal	(806,436)	—	—

Income (loss) attributable to common shareholders	5,266,721	(3,906,365)	(18,623,299)

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares	12,140,853	12,152,592	12,214,800

	US$	US$	US$
Basic and diluted earnings (loss) per share:
Earnings (loss) from continuing operations	0.50	(0.32)	(1.52)
Loss from discontinued operations	(0.07)	—	—

Earnings (loss) attributable to common shareholders	0.43	(0.32)	(1.52)

During the fiscal year ended March 31, 2003, the weighted average share price of the Company during that year was below the exercise prices of all stock options outstanding as at March 31, 2003, resulting in no incremental common shares for that year for the purpose of diluted earnings per share calculation.

1,126,808 and 1,385,095 stock options of the Company outstanding during the fiscal years ended March 31, 2004 and 2005, respectively, had exercise prices below the respective weighted average share prices of the Company during these years, resulting in 210,426 and 390,098 incremental common shares, respectively, for the purpose of the diluted loss per share calculation. The effect of the Company’s dilutive stock options was not included in the computation of diluted loss per share for the years ended March 31, 2004 and 2005 because their inclusion would have been anti-dilutive.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	Design and development costs

The Group expenses all research and development costs when incurred. Included in SG&A before the reclassification of the TFEL display business as a discontinued operation as discussed in Note 24 were design and development costs of US$1,967,467, US$2,322,938 and US$2,523,732 for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

27	Commitments

(a)	Capital commitments

As of March 31, 2005, the Group had capital commitments of US$116,494 (2004: US$643,724) for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in Note 13, the Group has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through to 2008. The Group recorded rental expenses excluding the land use rights described in Note 13 for the fiscal years ended March 31, 2003, 2004 and 2005 of US$551,857, US$700,491 and US$661,676, respectively, and recorded sublease income of US$9,577 for the fiscal year ended March 31, 2005 (2003 and 2004: US$nil). The operating lease expense for the land use rights described in Note 13 for the fiscal years ended March 31, 2003, 2004 and 2005 was US$45,437, US$50,988 and US$59,376, respectively. Future minimum rental payments as of March 31, 2005 are as follows:

2005 US$
Payable during the following periods:
Within one year	491,288
Over one year but not exceeding two years	241,332
Over two years but not exceeding three years	219,089
Over three years but not exceeding four years	116,402
Over four years but not exceeding five years	—

1,068,111

(c)	Purchase commitments

As of March 31, 2005, the Group had purchase obligations of US$430,974 (2004: US$nil) for the purchase of raw materials under irrecoverable letters of credit, which was supported by restricted cash of same amount as described in Note 5. Such raw materials were subsequently received.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Contingent liabilities

(a)	The Group is involved in patent infringement and breach of contract litigation with Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) with both parties claiming and counter claiming. The trial on the claims of Sunbeam for indemnity and the claim of the Group for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam US$2.5 million against one of the Company’s subsidiaries and (ii) the Group on its claim for breach of contract and awarded the Group US$6.6 million. The District Court gave a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, and awarded Sunbeam US$3.4 million and the Group US$6.6 million. The Group has filed a motion to reconsider the calculation of the prejudgment interest, which the Court denied. Sunbeam has moved for judgment notwithstanding the verdict and for a new trial. Sunbeam has argued, among other things, that the Group should be denied any recovery and alternatively that any recovery by the Group should be limited to US$1 million.

The District Court denied these motions by an order given on April 12, 2004. On May 10, 2004, Sunbeam filed an appeal against the final judgment, and the Group cross-appealed on May 21, 2004. The United States Court of Appeals for the Eleventh Circuit heard oral arguments on the appeals on March 1, 2005.

On August 12, 2005, the Court of Appeals for the Eleventh Circuit affirmed the judgment of the District Court to the extent that Sunbeam appealed from it and to the extent that Global-Tech and its subsidiary appealed from it, except that the Court of Appeals remanded the case to the District Court for a recalculation of the Group’s prejudgment interest on its verdict for US$6.6 million from June 30, 2001, the last date of the relevant product supply agreement.

Due to the uncertainties of the appeal process, management of the Company, based upon the advice of the Group’s legal counsel, has not accrued any liabilities or income pertaining to this litigation.

(b)	On October 11, 2004, Best Hero Limited (“Best Hero”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against a subsidiary of the Company for payment of US$4,250,400. The claim relates to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels at a total purchase price of US$4,620,000. However, the quality of the initial shipment of LCD panels which were paid for was determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary has repudiated the contract and instituted legal proceedings to claim for damages. The subsidiary intends to defend the action on the grounds that it is justified in rejecting the goods for breach of conditions as to description and sample on the part of Best Hero. A Defence and Counter Claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. The action is currently proceeding to discovery.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Contingent liabilities (continued)

(b)	(continued)

An unfavorable decision in the outcome of the case would create a liability for the subsidiary to pay Best Hero, depending on the outcome, an amount which may be:

(i)	the deficiency in price between the contractual price (US$4,620,000.00) and the price which the LCD TV panels were actually sold by Best Hero (this is still unknown) together with interest and legal costs, etc; or

(ii)	if Best Hero has not sold the LCD TV panels, the full contractual price together with interest and legal costs but the subsidiary would receive the LCD TV panels in this circumstance;

The subsidiary expects to prevail in the case, but the Group has accrued for a loss contingency with respect of this litigation in the consolidated balance sheet as at March 31, 2005 in an amount which is substantially less than the claim of US$4,250,400 made against the subsidiary but represents management’s best estimate of the most likely outcome from this litigation.

29	Employee benefits

The Group operates a Mandatory Provident Fund (“MPF”) scheme and Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all qualified employees in Hong Kong. Both MPF and ORSO are defined contribution schemes and are administered and funded by an independent trustee.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Group in Hong Kong. Under the MPF scheme, both the Group and employee each contribute the lower of 5% of the employee’s basic salary and HK$1,000, subject to a cap of monthly basic salary of HK$20,000. Employees are entitled to 100% of the Group’s contributions together with accrued returns irrespective of their length of service with the Group, but the benefits are required by law to be preserved until the retirement age of 65. Certain full-time employees in Hong Kong who joined the Group before December, 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Group and employee each contribute 5% of the employee’s basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2003, 2004 and 2005 were US$162,911, US$170,622 and US$207,194, respectively

According to the relevant laws and regulations in China, the Group is required to contribute 10% of the stipulated salary set by the local government of Dongguan, China, to the retirement schemes to fund the benefits of their employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. Besides, the Group also provides housing, medical care and subsidized meals to all factory employees. The aggregate amounts incurred by the Group for all such benefits were US$675,454, US$642,707 and US$628,165 during the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	Segment information

The Group is principally engaged in one reportable segment of manufacturing and trading of consumer electrical products.

(a)	Net sales by geographic area

	2003 US$	2004 US$	2005 US$
Australia	546,087	486,377	533,334
Europe	7,539,028	4,461,180	2,982,909
North America	64,783,476	56,116,363	35,995,612
Asia	2,260,901	5,720,742	2,219,058
Other regions	359,783	116,653	120,250

	75,489,275	66,901,315	41,851,163

(b)	Net sales by product type

	2003 US$	2004 US$	2005 US$
Floor care products	42,142,703	49,734,017	29,623,372
Kitchen appliances	26,259,590	12,044,008	7,628,507
Others	7,086,982	5,123,290	4,599,284

	75,489,275	66,901,315	41,851,163

(c)	Long-lived assets*

	2003 US$	2004 US$	2005 US$
Hong Kong and Macau	3,628,284	2,114,345	2,078,941
Mainland China	30,957,804	30,563,694	27,892,596
United States of America	438	—	—

	34,586,526	32,678,039	29,971,537

*	Long-lived assets represent land use rights, and property, plant and equipment.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	Segment information (continued)

(d)	Major customers

Customers accounting for 10% or more of the Group’s sales are as follows:

	2003 US$	2004 US$	2005 US$
Royal Appliance Manufacturing Company Limited (“Royal Appliance”)	33,428,598	32,357,447	26,222,845
Global Marketing Corp.	9,180,199	61,158	—
Black & Decker	10,009,710	2,893,588	1,667,529
The Electrolux Group (previously known as “The Eureka Company”)	4,291,662	17,459,514	4,311,752

During the year ended March 31, 2005, the Group recorded 63% (2004: 48%) of total net sales and 56% (2004: 36%) of total accounts receivable from Royal Appliance, which is an unrelated customer. The Group is a contract manufacturer of vacuum cleaners that are marketed by Royal Appliance under its brand names.

Royal Appliance has no purchase commitment to the Group for the continuous manufacturing of its products.

31	Risk considerations

The Group’s operations are mainly conducted in Hong Kong, Macau and Mainland China. As a result, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong, Macau and Mainland China, and by the general state of the Hong Kong, Macau and Mainland China economies.

As substantially all of the Group’s manufacturing operations are conducted in Mainland China, the Group is subject to different considerations and risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation among other things.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	Financial instruments

The Group’s financial instruments that are subjected to credit risks are limited to its cash and cash equivalents, investments and accounts receivables.

The Group’s financial assets and liabilities are recognized initially at cost which is the fair value of the consideration given (in the case of asset) or received (in the case of a liability). Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except for financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on classification.

The following table sets forth the carrying values and estimated fair values of the Group’s financial assets and liabilities recognized as at March 31, 2004 and 2005. There are no material unrecognized financial assets and liabilities as at March 31, 2004 and 2005.

	Carrying value		Fair value
	US$ 2004	US$ 2005	US$ 2004	US$ 2005
Current financial assets:
Cash and cash equivalent	15,102,510	8,790,594	15,102,510	8,790,594
Restricted cash	400,075	430,974	400,075	430,974
Callable deposit	5,000,000	5,000,000	5,000,000	5,000,000
Short-term investments	43,983,462	33,966,281	43,983,462	33,966,281
Accounts and bills receivable, net	9,991,037	9,991,037	9,991,037	9,991,037

Total financial assets	74,477,084	58,178,886	74,477,084	58,178,886

Current financial liabilities:
Short-term bank borrowings	48,007	37,507	48,007	37,507
Current portion of long-term bank borrowings	373,612	—	373,612	—
Accounts payable	5,130,587	5,258,005	5,130,587	5,258,005

Total financial liabilities	5,552,206	5,295,512	5,552,206	5,295,512

The carrying amounts of the Group’s cash and cash equivalents, accounts and bills receivable and accounts payable approximate their fair values because of their short maturity. The carrying amounts of the bank loans approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	Financial instruments (continued)

The Group’s cash and cash equivalents and investments are placed with banking institutions with high credit ratings. The Group performs periodic credit standing evaluation of those banking institutions to limit the Group’s exposure to any credit risks.

The accounts receivable balances largely represent amounts due from the Group’s principal customers with high credit ratings. Based on records of the Group, management of the Company believes that the Group’s concentration of credit risk is limited.

The Group does not require collateral for any of its financial assets.

33	Stock options

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

The Plan is administered by the Board of Directors or a committee of outside directors appointed by the Board of Directors, which determines the terms of options, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech’s outstanding capital stock, the exercise price of any Incentive Stock Option must not be less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Plan may be established by the Board of Directors, or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to the Plan is 10 years. With respect to any Incentive Stock Option granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech’s outstanding capital stock, the maximum term is 5 years.

Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period of 10 years from the date of grant.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33	Stock options (continued)

On May 10, 2000, Global-Tech offered a voluntary program to exchange up to approximately 991,900 options previously granted at exercise prices ranging from US$8.31 to US$19.00 for a lower number of options at an exercise price of US$6.25 per share. For employees, every 100 old options with an exercise price of US$19.00 per share could be exchanged for 60 new options at an exercise price of US$6.25 per share. For directors and officers holding options with exercise prices ranging from US$8.31 to US$14.50, the number of new options granted on exchange could be approximately 70.30% to 91.09% of the old options. The exchange ratios were determined by independent advisors at an amount that would result in no intrinsic gain at the time of the exchange. The vesting schedule and life for these exchanged stock options remained unchanged. As a result, 914,100 old options were exchanged for 711,175 options with an exercise price of US$6.25 per share as follows:

Pre-exchange exercise price per option US$	Options cancelled on exchange	Options granted on exchange	Post-exchange exercise price per option US$	Options granted six months before and after the cancellation date	Post-exchange number of options
8.31	420,000	382,568	6.25	—	382,568
14.50	312,000	219,347	6.25	—	219,347
19.00	182,100	109,260	6.25	12,500	121,760

	914,100	711,175		12,500	723,675

In accordance with FIN44, these 711,175 options, together with the 12,500 options granted within six months before or after the date of cancellation of the old options, are subjected to variable accounting prospectively and stock compensation expense is adjusted for subsequent changes in intrinsic value. No incremental compensation cost was recognized at the date of the re-pricing or for the fiscal years ended March 31, 2003 under variable accounting as the intrinsic value of the subject options were zero. For the fiscal years ended March 31, 2004 and 2005, stock compensation expense of US$2,355,319 was provided and US$1,247,061 was reversed in the consolidated statement of operations, respectively.

For the fiscal year ended March 31, 2003, Global-Tech granted options to purchase 9,400 shares of common stock in an exchange to employees with an exercise price and fair value of US$4.55. During the fiscal year 2003, an aggregate total of 8,500 shares were forfeited upon the resignation of the participants with an exercise price of US$6.25 per share.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33	Stock options (continued)

For the fiscal year ended March 31, 2004, Global-Tech granted options to purchase (i) 20,000 shares to an officer with exercise prices based upon the prevailing market price on the dates of vesting; (ii) 12,000 shares to a director with an exercise price of US$7.60 per share in November 2004; (iii) 94,000 shares to 30 employees, 15,000 shares to two officers and 240,000 shares to three directors with an exercise price of US$7.64 per share in December 2003. During the fiscal year 2004, an aggregate total of 13,880 shares with an exercise price of US$6.25 per share were forfeited upon the resignation of the participants.

For the fiscal year ended March 31, 2005, no new options were granted and an aggregate total of 36,000 shares with an exercise price of US$6.25 per share were forfeited upon resignation of the relevant participants.

Changes in outstanding options under the Plan during the three fiscal years ended March 31 are as follows:

	2003			2004			2005
	Options	Exercise price range US$	Weighted- average exercise price US$	Options	Exercise price range US$	Weighted- average exercise price US$	Options	Exercise price range US$	Weighted- average exercise price US$
Outstanding, beginning of fiscal year	1,140,788	4.75-19.00	5.84	1,141,688	4.55-19.00	5.75	1,473,205	4.55-19.00	6.25
Granted	9,400	4.55	4.55	381,000	7.60-8.32	7.67	—	—	—
Exercised	—	—	—	(35,603)	4.75-6.25	5.55	(45,710)	6.25	6.25
Forfeited	(8,500)	6.25	6.25	(13,880)	6.25	6.25	(36,000)	6.25-7.64	7.52

Outstanding, end of fiscal year	1,141,688	4.55-19.00	5.75	1,473,205	4.55-19.00	6.25	1,391,495	4.55-19.00	6.22

Exercisable, end of fiscal year	1,099,047	4.75-19.00	5.75	1,078,105	4.55-19.00	5.76	1,043,795	4.55-19.00	5.75

Options outstanding as of March 31, 2005				Options exercisable as of March 31, 2005
Options	Range of exercise price per option US$	Weighted- average remaining contractual life (years)	Weighted- average exercise price per option US$	Options	Weighted- average exercise price per option US$
1,042,495	4.55-6.25	4.31	5.72	1,034,795	5.72
348,000	7.60-8.32	8.69	7.68	8,000	8.05
1,000	19.00	2.94	19.00	1,000	19.00

1,391,495	4.55-19.00	5.40	6.22	1,043,795	5.75

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33	Stock options (continued)

The fair values per option granted during the fiscal years ended March 31, 2003 and 2004 were estimated on the date of grant using the Black-Scholes option-pricing model to be US$2.750 and US$4.560 respectively, on a weighted-average basis. The fair values of the options granted were estimated on the date of grant using the following assumptions:

	2003	2004
Risk-free interest rate	3.64%	3.80%
Expected dividend yield	0%	0%
Expected option life	7 years	7 years
Expected stock price volatility	56.88%	55.54%

In conjunction with the acquisition of LA on May 31, 2001, GLA established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of the subsidiary of GLA and not of the Company. Under this plan, the following options to purchase shares were outstanding as of March 31, 2005:

(a)	800,000 options (2004: 800,000 options) in GLA at an exercise price of US$0.34 per share issued to four directors. These options were fully vested on May 31, 2004 and will expire on May 31, 2011.

(b)	30,000 options (2004: 110,000 options) in GLA at exercise prices ranging from US$0.20 to US$1.50 per share issued to employees. These options will expire during the period from May 31, 2006 to May 29, 2013. During the fiscal year ended March 31, 2005, 80,000 options with exercise prices ranging from US$0.20 to US$1.50 per share were forfeited upon resignation of certain participants.

(c)	20,000 options (2004: 20,000 options) in GLA at an exercise price of US$0.34 per share issued to an employee. These options will expire on November 12, 2012.

34	Opsys warrants

PMA entered into an asset purchase and lease agreement with Opsys US Corporation (“Opsys”) in January 2003. Based on the agreement, PMA paid US$1 million to purchase assets from Opsys, and leased the purchased assets back to Opsys for three months at a rental of US$1,000 per month. As part of the consideration of entering into the lease agreement, Opsys granted warrants to PMA to purchase securities of Opsys. Management did not record warrants received on their books because they believe that the fair value of these warrants should be US$nil.

PMA further entered into a loan agreement with Opsys for US$100,000 in April 2003 to resolve a pressing cash flow problem of Opsys. As part of the terms of the loan agreement, Opsys granted warrants to PMA to purchase securities of Opsys. Management did not record these warrants received as an asset because they believe that the fair value of these warrants is US$nil since Opsys declared bankruptcy in fiscal 2004.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

35	Changes in presentation of comparative consolidated financial statements

Certain amounts in the consolidated financial statements for the fiscal years ended March 31, 2003 and 2004 have been reclassified to conform to the current fiscal year’s presentation.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1

Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech’s Registration Statement on Form F-1, SEC File No. 333-8462 (the “Registration Statement”)

1.2	Articles of Association of Global-Tech, as amended*

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended. (Filed on July 23, 2004)*

4.1	Commission Agreement between Global-Tech and Eyal Lior. (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham. (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C.K. Sham. (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

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

E-1

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

4.22

Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd.(Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

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

4.26

Banking facilities letter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd. and HongkongBank. (Incorporated herein by reference to Exhibit 4.26 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

E-2

4.27

Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.28

Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.28 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.29

Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd. (Incorporated herein by reference to Exhibit 4.29 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.30

Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.31	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd.*

4.32	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Pentalpha Hong Kong Ltd.*

4.33	Tenancy Agreement dated January 21, 2005 between Rikon Limited and Winway Technology Development Limited.*

4.34	Novation Agreement in respect of 21/F., Citicorp Centre, 18 Whitfield Road, Hong Kong.*

8.1	Subsidiaries of the Company.*

11.1	Code of Ethics. (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer.*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer.*

13.1	Certification by Chief Executive Officer.*

13.2	Certification by Acting Chief Financial Officer.*

15.1	Consent of Independent Registered Public Accounting Firm.*

15.2	Consent of Independent Registered Public Accounting Firm.*

*	Filed Herewith

E-3