Form 20-F
period 2006-03-31
GLOBAL TECH APPLIANCES INC
filed 2006-09-29
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:

Common Shares, par value $0.01 per share

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☑

The terms “Global-Tech,” “we,” “the Company,” the “Group,” “us” and “our” as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Appliances Inc., a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms “China,” “Hong Kong” and “Macau” as used in this annual report refer to the People’s Republic of China, the Hong Kong Special Administrative Region of China and the Macau Special Administrative Region of China, respectively.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2006,” for example, refers to the fiscal year ended March 31, 2006.

Our financial statements are reported in U.S. dollars (see Note 3(n) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future,” or variations of such words and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, the following: the impact of competitive products and pricing; demand for new and existing products in our core business; the financial condition of the Company’s customers; product demand and market acceptance; the success of new product development and market acceptance especially in the area of cellular phone components and solutions and for our more technologically complex products; reliance on material customers, suppliers and key strategic alliances; the terms and conditions of customer contracts and purchase orders; availability and cost of raw materials; the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of our manufacturing capacity to higher-value, technology-oriented products; currency fluctuations including, but not limited to, the revaluation of the Chinese Renminbi; the imposition of China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufacturing goods; uncertainties associated with investments; the regulatory environment; the impact of changing global, political and economic conditions; and other risks detailed in “Item 3.D—Risk Factors” and elsewhere in this annual report. We do not undertake to update our forward-looking information, or any other information contained or referenced in this annual report to reflect future events and circumstances.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

A.	Directors and senior management.

Not applicable.

B.	Advisers.

Not applicable.

C.	Auditors.

Not applicable.

Item 2. Offe r Statistics and Expected Timetable.

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item 3. Key Information.

A.	Selected financial data.

The selected consolidated statement of operations data for the fiscal years ended March 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of March 31, 2005 and March 31, 2006 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2002 and 2003 and the selected consolidated balance sheet data as of March 31, 2002, March 31, 2003 and March 31, 2004 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2002		2003		2004		2005 (3)	2006 (4)
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$85,321		$75,489		$66,901		$41,851	$73,812
Cost of goods sold	(65,148)		(54,906)		(52,942)		(44,595)	(69,817)

Gross profit (loss)	20,173		20,583		13,959		(2,744)	3,995
Selling, general and administrative expenses	(14,299	)(1)	(15,298	)(1)	(19,019	)(1)	(16,054)	(18,011)
Other operating income (loss)	—		—		—		(810)	2,380

Operating income (loss)	5,874		5,285		(5,060)		(19,608)	(13,636)
Interest expense	(126)		(57)		(17)		(10)	(55)
Interest income	1,984		1,241		851		977	1,278
Other income (expenses), net	85		228		428		31	(846)

Income (loss) from continuing operations before income taxes	7,817		6,697		(3,798)		(18,610)	(11,259)
Benefit (provision) for income taxes	(1,417)		(624)		(108)		(33)	23

Income (loss) from continuing operations	6,400		6,073		(3,906)		(18,643)	(11,236)
Discontinued operations:
Loss from operations of discontinued thin film electro-luminescent (“TFEL”) display business, net of applicable income tax of $nil for 2002 and 2003	(10,993	)(2)	(835	)(2)	—		—	—
Gain on disposal of the TFEL display business	—		29	(2)	—		—	—

Net income (loss) before minority interests	(4,593)		5,267		(3,906)		(18,643)	(11,236)
Minority interests	1,570		—		—		20	13

Net income (loss)	$(3,023)		$5,267		$(3,906)		$(18,623)	$(11,223)

Basic and diluted earnings (loss) per common share from continuing operations	$0.53		$0.50		$(0.32)		$(1.52)	$(0.92)

Basic and diluted earnings (loss) per common share	$(0.25)		$0.43		$(0.32)		$(1.52)	$(0.92)

Basic and diluted weighted average number of shares outstanding	12,140		12,141		12,153		12,215	12,224

(1)	Includes provisions of $274,000, $556,000 and $669,000, respectively, against a related party loan and the related interest receivable in fiscal 2002, 2003 and 2004.
(2)	On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited (“GLA”) entered into an agreement to sell Lite Array, Inc.’s (“LA”) TFEL display business, including the interest that LA owned in a joint venture manufacturing facility in Jiangmen, China, to the former management of LA. As a result of this agreement, the results of operations for LA’s TFEL display business have been reported as a discontinued operation.
(3)	For fiscal 2005, other operating income (loss) of $810,000 was reclassified from selling, general and administrative expenses and represented a contingent loss provision.
(4)	For fiscal 2006, certain reclassifications have been made to prior year balances in order to conform to the current fiscal year presentation.

The summarized results of discontinued operations are as follows:

	Fiscal Year Ended March 31,
	2002	2003
Net sales	$444,717	$594,621
Cost of goods sold	392,992	503,889

Gross profit	51,725	90,732
Selling, general and administrative expenses	1,643,896	539,099
Impairment of property, plant and equipment	258,233	—
Share of loss of a joint venture	5,236,684	378,646
Amortization of goodwill	328,316	—
Write-off of goodwill	3,611,472	—

Operating loss	(11,026,876)	(827,013)
Interest income (expense)	34,030	(8,924)
Other income, net	—	491

Loss from discontinued operations	$(10,992,846)	$(835,446)

The aggregate assets and liabilities of the discontinued TFEL display business on the date of disposal were $480,407 and $3,145,432, respectively.

	At March 31,
	2002	2003	2004	2005	2006
	(In thousands)
Balance sheet data:
Working capital[1]	$64,931	$72,356	$73,672	$58,167	$53,071
Total assets	123,273	123,548	122,286	104,013	98,080
Net assets[2]	106,500	111,341	110,033	90,273	79,349
Total debt[3]	1,062	828	422	38	38
Shareholders’ equity	106,500	111,341	110,033	90,261	79,349

[1]	Working capital is the excess of current assets over current liabilities.
[2]	Net assets are the excess of total assets over total liabilities.
[3]	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We are required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) to include a report that asserts management’s responsibility over internal control, identifies the framework used to evaluate internal control, and provides an assessment of the effectiveness of the Company’s internal control over financial reporting beginning with our annual report on Form 20-F for our fiscal year ending on or after July 15, 2007. Further, Section 404 requires that the Company’s external auditor attest to, and report on, management’s assessment of internal control. A copy of the attestation report must be filed along with the annual report on Form 20-F. Although we are conducting a review of our internal control structure and procedures over financial reporting to comply with the requirements of Section 404, there is no assurance that our external auditor will ultimately be satisfied with our internal control structure and procedures over our financial reporting, and therefore may decline to attest to management’s assessment of internal control or even issue a qualified report. This could result in non-compliance with the Securities and Exchange Commission (“SEC”) regulations and/or a decline of our stock value due to the loss of investors’ confidence in the reliability of our financial statements, and the Company may be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require the commitment of additional financial and management resources.

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and over 90% of the net book value of our total fixed assets is located there. We sell products to companies based principally in North America, Europe and Australia. Consequently, our international operations and sales may be subject to the following risks, among others:

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

Renminbi revaluation. We sell a majority of our products into the U.S. market through our subsidiaries in Hong Kong and also Macau. These sales are generally denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Although certain raw materials, material components and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, the majority are purchased with Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar at a rate of approximately $7.8 Hong Kong dollars to US$1.0. To date, in the aggregate, we have not been significantly affected by exchange rate fluctuations and therefore have not hedged our positions.

From 1998 until 2005, the People’s Bank of China (“PBOC”) kept the Renminbi’s exchange rate against the U.S. dollar steady at approximately 8.3 Renminbi to the U.S. dollar. In March 2005, China’s Premier introduced a number of conditions, including but not limited to, Chinese financial and economic stability that must be achieved before China could implement greater exchange flexibility. At that time the Premier indicated that the Renminbi was likely to be revalued, but gave no timetable for such revaluation.

On July 21, 2005, the PBOC decided to abandon its policy of pegging the Renminbi to the U.S. dollar and instead decided to link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi to 8.11 to the U.S. dollar from 8.28 as the Chinese government took its first step towards a floating currency. This reform will eventually make China products more expensive for U.S. companies. To the extent our operations are based in China, we are exposed to foreign exchange risk with respect to the Renminbi, which could ultimately negatively impact our financial condition and results of operations.

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

The municipal authorities in each township in China have discretion to impose or waive a large number of fees and taxes including value-added tax, stamp duty, licenses and permits. In the Company’s manufacturing location, it is subject to the laws and regulations of the township of Dongguan, Guangdong Province and the PRC. In the early years of our operations in Dongguan, the majority of the local fees and taxes were waived or abated as a result of negotiation with local authorities. In recent years, however, our requests for waivers and abatements have received less favorable consideration and we believe that we may incur a significant increase in fees and taxes over the coming years.

Cancellation or delays in purchase orders placed by our customers. Sales to our customers are primarily based on purchase orders and forecasts we received. We generally purchase and stock raw materials and components upon receiving orders; however, we will purchase the raw materials and components for certain customers based on their rolling forecasts. When there is an acute shortage of raw materials and components such as plastic resins and metal, we are required to purchase such raw materials on an occasional or continuous basis in the expectation of receiving purchase orders for products that use these raw materials and components. In the event the actual orders are delayed or cancelled, we would have increased inventory levels or possible write-downs of our raw material inventory that could materially and adversely affect our business and results of operations.

Outbreak of epidemic diseases. Any recurrence of Severe Acute Respiratory Syndrome (“SARS”) and Avian Influenza in China could also significantly negatively impact our manufacturing plant located in Dongguan, China. If our Hong Kong based supervisory staff is unable to travel or if other labor problems arise, it could seriously disrupt our manufacturing operation and cause significant delays in production. In addition, if the outbreak of Avian Influenza in Asian countries, including Vietnam, South Korea and Japan were to spread to Hong Kong and China, where our executive office and operations facilities are located, there may be disruptions to our business.

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

Increase in effective tax rates. The Company is subject to a lower overall effective tax rate than some U.S. domiciled corporations because of the location of its business operations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macau, China and the United States. Our executive and administrative offices are located in Hong Kong and Macau and our manufacturing facilities are in China. Our customers are located primarily in the United States. Changes in tax laws could have a material adverse effect on our results of operations. In addition, one of our subsidiaries in China, Dongguan Wing Shing Electrical Products Factory Company Limited (“Dongguan Wing Shing”), was exempted from income tax for two years (1999 and 2000) followed by a 50% exemption for the next three years (2001 to 2003). Commencing January 1, 2004, Dongguan Wing Shing is subjected to the full tax rate of 27%. Dongguan Wing Shing houses our manufacturing facilities that incur a significant portion of manufacturing overhead. The finished products manufactured at Dongguan Wing Shing are sold to our other subsidiaries. We do not believe application of the full tax rate will have a significant impact on our financial condition and results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited (“Dongguan Lite Array”), which is also exempt from income tax for the two-year period commencing with its first profitable year and followed by a 50% exemption for the next three years. Dongguan Lite Array has yet to attain its first profitable year. Our subsidiary in Macau, Pentalpha Macau Commercial Offshore Limited, is not subject to taxation in Macau in accordance with Macau tax regulations, but there is no assurance that the Hong Kong Inland Revenue Department (“HKIRD”) will not seek to impose taxation on income generated in Macau, which could result in an increase in our effective tax rate.

In fiscal 2005, our U.S. subsidiary, Lite Array, Inc, a Delaware corporation (“Lite Array”), engaged in the trading of raw materials for small molecule organic light emitting diode (OLED) technology for our other subsidiaries. The sales amount was immaterial and we have ceased trading of OLED products subsequent to the balance sheet date. There should be no taxable income recognized as the sales amount was not sufficient to cover the expenses incurred during the period and there were tax losses carried forward from prior years. At this stage, we do not believe that our current method of operations subjects us to material U.S. taxes. There can be no assurance, however, that U.S. taxes will not be imposed on an additional portion of our income. The imposition of material U.S. income taxes could have an adverse effect on our results of operations.

Dependence on major customers. Sales to five major customers accounted for 89.9%, 86.9% and 84.4% of our net sales during each of fiscal 2004, 2005 and 2006, respectively. Royal Appliance Manufacturing Company (“Royal”), a floor care company, continued to be our largest customer in fiscal 2006. Sales to Royal accounted for 40.4% of our net sales in fiscal 2006, as compared to 62.7% of our net sales in fiscal 2005. Over the last two years, we have established a business relationship with The Electrolux Group, which was formerly known as The Eureka Company (“Electrolux”). Sales to Electrolux accounted for 34.1% of our net sales in fiscal 2006 as compared to 10.3% of our net sales in fiscal 2005. Neither Royal, nor Electrolux is contractually obligated to purchase floor care products from us, and we only sell to each of them on the basis of purchase orders.

On December 17, 2002, Techtronic Industries Limited (“TTI”) and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced a merger with Royal. Following the completion of the merger, Royal is operating as a wholly-owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all of Royal’s products. We have continued offering Royal favorable pricing and payment terms in an attempt to maintain business with them. We cannot predict when TTI will begin producing all of Royal’s products and cease buying from us and we have received no formal or informal notice to that effect. We believe such a result is probable and likely to occur in the reasonably near future and there will be a significant adverse impact on our financial position when we lose this customer unless we are able to replace it with another major floor care company.

Although the relative percentage of net sales to each of our major customers changes each year, we expect to be dependent on between two and four major customers for the foreseeable future. Although we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made pursuant to purchase orders received by us from time to time. Therefore, there can be no assurance of the level of sales to any of these major customers in the future. The loss of any one of these major customers, particularly Royal or Electrolux, could have a material adverse effect on our business, results of operations and financial condition.

Increases in cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and are subject to price increases in these raw materials. The plastic resins we use are derived from natural gas liquids, and prices of these plastic resins have fluctuated in line with the fluctuation in natural gas and crude oil prices, as well as the relative capacity, supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. During fiscal 2006, the price of plastic resin increased 25% overall and may continue to increase as a result of the surge in crude oil prices. We have no long-term supply contracts for the purchase of plastic resin, but we generally maintain a 90-day supply. We have limited ability to increase product prices in response to plastic resin or other material cost increases. We closely monitor crude oil prices that normally affect the price of plastic resin and our inventory levels to ensure we can complete our orders on hand. If our reserves are not sufficient for our production requirements, we have to buy plastic resin at potentially higher prices in order to meet our delivery schedules. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our continuing inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins will have a material adverse effect on our business, results of operations and financial condition. For more information, please see Item 11 – Quantitative and Qualitative Disclosures about Market Risk.

New product category. In 2005, we entered the consumer electronic products business concentrating on display-oriented products. Our subsidiary, Global Display Limited, developed a range of consumer products incorporating high-definition flat panel displays (FPDs) that utilized liquid crystal displays (LCDs), plasma display panels (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of ours, had been developing a range of display modules utilizing proprietary OLED technology. Since we had no commercial success in these new product categories and there was no assurance that we would do so in the future, we were required under U.S. GAAP to provide for impairment of our long-lived assets since the carrying amount of our long-lived assets exceeded the sum of the undiscounted cash flows expected to result from the assets’ use and eventual disposition. In addition, we had to write-down the value of the related inventories to market value. Any future impairment or write-down of inventory arising from a lack of commercial success in a new product category would have a negative impact on our business and results of operations.

New products and rapid technological change. The technology incorporated in many of our products, particularly consumer electronics is characterized by rapid change in the marketplace. In addition, the emergence of new technologies can quickly render existing products obsolete or unmarketable. Our ability to anticipate changes in technology and industry standards or consumer demand and successfully develop and introduce new or enhanced products that gain market acceptance will be a critical factor in our ability to grow and remain competitive. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage the transition from one product release to the next, or that our future products will achieve market acceptance. The failure to realize such goals could have a material adverse effect on our business, results of operations and financial condition.

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

Indemnification liability for patent infringement. In contracts relating to original design manufacture (“ODM”) products, we typically agree to indemnify customers for all liabilities, costs, expenses or damages payable by our customers based upon a claim of patent infringement by an ODM product manufactured by us, whether such amount is awarded by a court or agreed to in settlement negotiations. The cost of any such customer indemnity or of responding to any infringement assertion could be significant, regardless of whether the assertion is valid. On behalf of a former customer, we are currently appealing a patent infringement judgment relating to a deep fryer model. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this current infringement claim will be resolved in our favor or that other parties will not assert infringement claims against us in the future with respect to that, or other products. An adverse decision in any such legal proceeding could have a material adverse effect on our business, results of operations and financial condition.

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

Product safety; delays in regulatory approval. Our products include several electrical components, which may cause fires if not properly installed. Although we have experienced no significant safety problems with our products in the past and believe that our products do not present safety risks, there can be no assurance that safety problems will not occur in the future. Prior to the commercial introduction of our products into the market, we always obtain approval of our products by at least one of the organizations engaged in testing product safety. The application process for securing these approvals requires a significant commitment of time and resources by our technical staff and could delay the introduction of our products. Our inability to obtain regulatory approval within the projected timeframe for commercial introduction of our products or other product introduction delays could have a material adverse effect on our business, results of operations and financial condition.

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in the township of Dongguan, Guangdong Province of China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance in the aggregate of approximately $72.6 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $18.9 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”), beneficially owns approximately 61.8% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 60% by Kwong Ho Sham and 40% by John Sham, both of whom are directors. Voting control of Wing Shing Holdings is held approximately 42.9% by Kwong Ho Sham and approximately 57.1% by John Sham. As a result, Wing Shing Holdings and its shareholders are in a position to control our activities and policies, including possessing the voting power to elect our Board of Directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

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

Our status as a foreign private issuer. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain of the reporting requirements under the Securities Exchange Act of 1934 and corporate governance standards of the New York Stock Exchange (“NYSE”). Because of these exemptions, investors are not afforded the same protection or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. However, the NYSE does not exempt foreign private issuers from independent audit committee requirements and we are required to disclose any significant ways our current corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. In addition, our Chief Executive Officer must notify the NYSE if one of our executive officers becomes aware of any material non-compliance with any applicable NYSE corporate governance listing standards to the NYSE. Please see “Item 10-Additional Information” for more information.

Reciprocal enforcement of foreign judgments. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

Delisting of our common shares. Our common shares are listed on the NYSE and the Company is subject to certain NYSE continued listing standards. Under the applicable quantitative continued listing standards, the Company would be considered “below criteria” and our common shares would be subject to delisting procedures if, among other things, (i) the Company’s average market capitalization is less than $75 million over a 30 trading-day period and shareholders’ equity is less than $75 million or if (ii) the average market capitalization is less than $25 million over a 30 day trading-day period. Delisting of our common shares could negatively affect the price and liquidity of our common shares and could impair our ability to raise capital in the future. By a letter dated August 18, 2006, the NYSE advised us of the Company’s potential non-compliance with these standards in the future. The Company cannot provide any assurance that it will be able to continue to satisfy the requirements of the NYSE’s continued listing standards.

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

The address of our principal place of business, and the location of our executive and administrative offices, is 12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong, and the telephone number at that address is (852) 2814-0601. Our e-mail address is investorrelations@global-webpage.com. Our website is located at http://www.global-webpage.com.

B.	Business overview.

Our core business is designing, manufacturing and selling small electrical household appliances to brand marketers in developed countries. While our products and product categories have changed over time, and will continue to change in the future, the total market that we serve remains relatively stable. It is our aim to offer reliable, high-quality manufacturing as a partner to U.S. and European companies that need to procure finished products from the Far East for competitive reasons, but also need to protect their brands’ reputations.

In our core business, we historically categorized the appliances we manufacture by function. Our current product categories are floor care products and kitchen appliance products. In both categories, and with respect to the individual products within the category, there are major brands and private label brands competing for retail shelf space and consumer purchase. While our core business, as a whole, has remained fairly stable in the developed countries, it is subject to significant shifts in demand for particular product categories and individual products within such categories.

In the past, we manufactured personal care products, the least complex category in small electrical appliances. However, by 2001, we began to become less competitive in this product category compared to other Chinese manufacturers that did not have a Hong Kong staff or development programs and we decided to de-emphasize this product category and begin to redirect our efforts. At the same time, we expanded our electric motor expertise and entered the floor care product category. Floor care products require sophisticated and complex manufacturing equipment and processes and we made significant investments to upgrade our facility to meet our customers’ requirements.

Our initial floor care customers were Royal Appliance (Royal) and Sharper Image. Subsequently, we started to manufacture extractors for Eureka (part of the Electrolux group). For competitive reasons we limited our customer base to the principal players, Royal and Eureka. Since both of these customers were themselves also manufacturers, our opportunities were limited to stock keeping units (“SKUs”) that we could produce more cost effectively than they could.

One of our key strategies that historically aided our business success was our emphasis on Original Design Manufacturing (“ODM”) as an alternative to contract manufacturing. We designed, engineered and tooled our own products and offered them for sale to well-known household appliance companies for sale under their own brand names. This was particularly effective with kitchen appliances since brand marketers could introduce our products to the market with minimum upfront investment on their part and satisfy the retailers’ need for differentiation and novelty. However in recent years with the continuing pricing pressures, maintaining an ODM infrastructure of designers and engineers has become cost prohibitive. As a result, unless we know a customer’s particular need for a product, we can no longer afford to allocate the resources needed for engineering, prototyping or tooling. Thus, in our core appliance business, we are now concentrating on being a high quality Original Equipment Manufacturer (“OEM”).

A significant portion of our sales are made in U.S. dollars. U.S. and European sales for our products accounted for 73.8% and 11.3%, respectively, of our net sales during fiscal 2006, as compared to 86.0% and 7.1%, respectively, of our net sales during fiscal 2005 and 83.9% and 6.7%, respectively, of our net sales during fiscal 2004. In fiscal 2006, Asian sales accounted for $10.4 million or 14.7% of our net sales as compared to $2.2 million or 5.3% of our net sales in fiscal 2005. The increase in Asian Sales was due to the sales to PRC-based cellular phone manufacturers of CMOS (complementary metal oxide semiconductor) camera modules (“CCMs”), which we started shipping in the second quarter of fiscal 2006.

Small household appliances are sold through a variety of distribution channels, including mass merchandisers, specialty retailers, warehouse clubs, drug store chains, direct marketing organizations and department stores. In the United States, mass merchandisers, such as Wal-Mart and Target, have become the dominant retailers of small household appliances and we believe that a similar trend has evolved in Western Europe. Generally, mass merchandisers prefer to purchase from a limited number of well-known household appliance companies that can provide a variety of high quality, innovative, brand name products on a timely and cost-effective basis. Accordingly, household appliance companies are focusing their resources on marketing and distribution, while increasingly outsourcing engineering and manufacturing.

We continue to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility into producing higher-value, technology-oriented products that will allow us to leverage our existing development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China.

Late in fiscal 2003, we began exploring opportunities in display-oriented products, particularly those utilizing flat-panel liquid crystal displays (LCDs). We concluded that investing in the capital equipment to produce flat-panel modules was not as attractive as sourcing the panels, software, and other electronic components while we focused on utilizing our manufacturing experience and capabilities to produce high–quality, competitive products. In pursuit of this venture, we established a separate subsidiary, Global Display, to develop and market a wide range of such display-oriented products with its own dedicated and experienced technical and marketing staff focused initially on developing flat-panel high definition televisions (HDTVs) incorporating plasma or thin film transistor liquid crystal displays (TFT-LCDs).

In fiscal 2005, we also acquired a majority controlling interest in Winway Technology Development Limited (“Winway”). Winway established its own marketing network for consumer electronic products in certain Asian countries including China.

As a result of a dramatic decline in prices for flat panel televisions in the U.S. and Europe and our late entry into this venture, we were not successful in securing major customers for our consumer LCD televisions, resulting in our inventory of LCD Panels devaluing on a monthly basis. Towards the end of fiscal 2005, we realized that a change of strategy was needed and ceased our commercial efforts with respect to flat panel LCD televisions. During 2006, we liquidated our remaining flat panel display assets and reduced our workforce. Additionally due to the falling market prices for OLED displays, we decided to revise our OLED strategy. Recently, we entered into a joint venture with Anwell Technologies Limited (“Anwell”), a public company in Singapore to develop a more cost effective process for producing OLED equipment rather than just marketing OLED displays.

Between exiting the displays venture and the OLED program, we have taken significant impairment charges but dramatically reduced our overhead and development costs, which should reduce our fixed and SG&A costs by approximately $7.5 million per annum on an ongoing basis.

In late fiscal 2005, we established a new entity, Global Optics Limited, to market CCMs and to develop household electronic products incorporating optical systems. In fiscal 2006 our sales of CCMs were approximately $5.8 million and we introduced our first home security product to the marketplace.

We believe the opportunity to sell CCMs and other electronic components to cellular phone and PDA manufacturers in the PRC is a promising business for us albeit currently at commodity type margins. At present we source the sensors and lenses so that we can apply our resources to operate a top quality clean room in our manufacturing facility in the PRC for low-cost assembly and concurrently concentrate on product enhancements with a team of experienced electronic and optical engineers.

Business Strategy

It is our intention to de-emphasize unprofitable product categories with lower profit margins that merely maintain sales volume and to expand into more technologically advanced product categories. In recent years, we have endeavored to develop new business opportunities and plan to continue seeking out business opportunities that take advantage of our engineering and design expertise, top quality processes and low-cost manufacturing infrastructure.

Core Business

Our business strategy is to be the highest quality, low cost manufacturer of complex small electrical appliances as well as being a reliable partner for a few brand marketers. We have invested in a number of core competencies to support our strategy, as well as efficiency and productivity improvements to provide adequate returns.

We are attempting to establish cooperative relationships with our principal customers to save them money and improve their competitiveness. Since our two largest customers are manufacturers themselves we have to prove working with us gives them an economic benefit. We believe this can be done with a combination of the following:

Vertically-integrated, low-cost manufacturing. We maintain our principal production facility in Dongguan, China, which is set up as a vertically-integrated manufacturing operation. We have made a significant investment, and continue to invest, in sophisticated machinery to create the tooling and components used in the manufacturing process. This machinery, along with the use of relatively inexpensive labor, enables us to produce efficiently many of our components and to assemble these components to create finished products. We also invest where necessary in automation to offset increased labor costs. By locating our manufacturing facilities in close proximity to Hong Kong, we are also able to leverage both the transportation resources and engineering and managerial expertise available in Hong Kong. We believe that our investment in manufacturing machinery, combined with the strategic use of labor and management resources, allows us to provide customers with high-quality, low-cost products in an efficient and timely manner.

Commitment to quality. We are committed to manufacturing high-quality products and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. We are able to assure the reliability and consistent performance of our products by testing both the individual components and the fully-assembled finished product. Our quality management system has been certified as conforming to the standards of the International Organization for Standardization (“ISO”). The ISO, based in Geneva, Switzerland, publishes a series of standards for quality management and quality assurance with the goal of providing guidelines for consistent practices worldwide. Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9001 for the manufacture of electrical household appliances.

Expansion of manufacturing capabilities. We invest either directly or indirectly in all the equipment needed to manufacture our products. In recent years, we have added die casting and electric motor manufacturing to our processes. We have built specialty life testing rigs and clean rooms as well as investing in major injection molding equipment to allow us to make large plastic parts.

Cost reduction engineering. We dedicate our limited development engineering resources to implementing our customers’ detailed designs and working on cost reduction programs concentrating on process efficiency, material substitution and weight reduction. Typically engineered cost reductions are passed through to our customers or shared to compensate us for a portion of our material cost increases.

Electronic Components and Electronics Products

Our strategy for electronic components evolved from our efforts to sell OLED displays to cellular phone manufacturers in the PRC. Our targeted “second tier” customers, however, were more interested in incorporating cameras and video using their existing STN-LCD screens than paying a premium for an OLED screen despite its better performance. We therefore diverted some of our technical resources from our display group and hired experienced process engineers in the PRC to enter the CCM business.

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and only available from a few vendors. We have established relationships with a major sensor company that views our PRC based operation as a good partner to access many of the PRC cellular phone manufacturers. Additionally we receive technical support from our lens and connector suppliers.

Innovative product development. We research applications for CCMs either as a component or a critical feature of an electronic product. We have identified home security devices that incorporate a camera as an attractive area to focus on and are devoting part of our development efforts to this market. We have also hired an experienced engineering team in Taiwan to focus on developing more sophisticated CCMs that incorporate such features as automatic focusing.

Superior quality PRC based manufacturing. Utilizing our clean room expertise initially learnt from OLED production, we have been able to produce CCMs with high quality standards, which allows some of our PRC-based customers to purchase CCMs in the PRC rather than importing them from Korea or Taiwan.

Expansion of manufacturing capabilities. We have invested in all of the equipment needed to assemble modules in a Class 1,000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality.

Focus on home security. We are in the process of developing consumer products for the home security market that incorporate cameras, optics, recording devices and outsourced proprietary software linking the systems. Our first home security product, “the Intellicorder” was introduced in 2006.

Display-Oriented Products

Late in fiscal 2003, we began exploring opportunities in display-oriented products, particularly those utilizing flat-panel LCD displays. We concluded that investing in the capital equipment required to produce such displays was not as attractive as sourcing the panels, software, and other electronic components while we focused on utilizing our manufacturing experience and capabilities to produce high–quality finished, competitive products.

In pursuit of this venture, we established a separate subsidiary, Global Display, to develop and market a wide range of such display-oriented products with its own dedicated and experienced technical and marketing staff focused initially on developing flat-panel high definition televisions (HDTVs) incorporating plasma or thin film transistor liquid crystal displays (TFT LCDs).

In fiscal 2005, we also acquired a majority controlling interest in Winway Technology Development Limited (“Winway”). Winway established its own marketing network for consumer electronic products in certain Asian countries including China.

As a result of a dramatic decline in prices for flat-panel LCD televisions in the U.S. and Europe and our late entry into this venture, we were not successful in securing major customers for our consumer televisions, resulting in our inventory devaluing on a monthly basis as market prices steadily declined. Towards the end of fiscal 2005, we realized that a change of strategy was needed and ceased our commercial efforts with respect to flat-panel LCD televisions.

Lite Array’s OLED

Since the acquisition of Lite Array, we have been active in the development of OLED technology utilizing licensed proprietary single molecule technology. We have built a clean room, acquired a development line and related know-how and started producing OLED display samples for customer evaluation as well as providing them with small quantities of displays from contracted manufacturers in Taiwan and Korea.

Subsequently, however we determined that it was unlikely that we could make a return from our investment in OLED due to the significant capital investment required, market prices decreasing and the ongoing burden of a minimum royalty structure that we could not recover in our pricing.

We, therefore, ceased any plans to manufacture OLED displays using the licensed technology and entered into a venture with Anwell, a public company in Singapore, to develop a more cost effective process for producing OLED equipment rather than continuing to only manufacture OLED displays.

Products

Currently, we design and manufacture a number of small electrical household appliances. During fiscal 2004, 2005 and 2006, ODM products accounted for 24.5%, 26.1% and 18.3% respectively, of our net sales after netting off the tooling income, with the balance of our net sales being from contract manufacturing performed according to product specifications provided by customers. In fiscal 2006, we produced approximately 4 million appliance units including both ODM and OEM products.

The following table reflects our net sales for each significant product category in fiscal 2004, 2005 and 2006:

	Fiscal Year Ended March 31,
	2004	2005	2006
	(In thousands)
Product category:
Floor care products	$49,734	$29,623	$54,571
Kitchen appliances	12,044	7,629	7,316
Electronic components	—	—	5,917
Others (1)	5,123	4,599	6,008

Total	$66,901	$41,851	$73,812

(1)	Includes garment care and travel products, environmental care products, personal and health care products and accessories for each of our product categories and display product samples as well as tooling income for procurement, design and manufacturing of tooling and molds.

Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 74.3%, 70.8% and 73.9% of our net sales in fiscal 2004, 2005 and 2006, respectively. As a contract manufacturer, our sales in this category have been principally driven by our product quality, testing systems, sophisticated electric motor production, and our tooling and injection molding machinery for large plastic parts which are already in place. We believe that we will continue contract manufacturing for our two key customers for the next few years but will continue having difficulty improving margins.

Kitchen appliances. We began manufacturing kitchen appliances in 1992, and focused much of our ODM design and development efforts in this area over the next ten years. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, and indoor grills. Kitchen appliances represented 18.0%, 18.2% and 9.9% of our net sales in fiscal 2004, 2005 and 2006, respectively.

During 2001, a number of changes occurred in the kitchen appliance business, which convinced us that the market for many of our kitchen products had changed and that such changes would cease to reward our innovation and development efforts with respect to these products. Accordingly, we decided to concentrate our efforts on manufacturing a smaller number of kitchen appliance products, where innovation is still important, and gradually cease manufacturing other kitchen appliance products. In the past three fiscal years, our most significant reduction in manufacturing has been in coffeemakers, breadmakers and food steamers. The total sales of these products decreased from $24.0 million in fiscal 2003 to $5.4 million in fiscal 2006. In addition, the bankruptcies of two of our former major customers, Sunbeam Corporation and Moulinex S.A., coupled with the consolidation in the industry and continued demand by mass merchandisers for lower-priced appliance products have led us to accelerate our diversification strategy and cease development efforts of most kitchen appliance products.

Electronic components. We started manufacturing CCMs early in fiscal 2006 utilizing CMOS sensors in two sizes, 0.3 and 1.3 megapixels. We also introduced the “Intellicorder” home security device utilizing our CCM technology. We expect to expand our CCM business by incorporating an automatic focus feature, as well as introducing and offering a 2.0 megapixel model. Additionally, we plan to introduce other home electronics products incorporating optics.

Product Design and Development

Our core business has been designing, manufacturing and selling a wide range of small electrical household appliances for brand marketers in developed countries. We are, however, continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. It is our long-term strategy to gradually diversify and transform a portion of our manufacturing facility located in Dongguan in PRC to produce higher-value, technology-oriented products that will allow us to leverage our existing development and technical management staff in Hong Kong. We have recently redefined our development programs and reduced the technical staff to streamline and refocus our efforts.

Small Household Appliances Business

We recently determined that our design and development efforts would be limited to supporting our existing customers’ programs. As the business became more and more commoditized, we could no longer justify the investment needed to support any further independent design or product development efforts and therefore reduced our overall staff.

The remaining customer technical support team includes mechanical, electrical and electronic engineers to perform detailed engineering and testing of our products. The team supports the products from customer input and design through tooling, manufacturing and life testing. The typical cycle for contract manufacturing is eight to ten months after the concept and design for the product are provided by the customer. Contract manufacturing customers generally bear the cost of tooling for their products but our engineers design and build or procure the necessary tools and debug them during the pilot manufacturing process. When tooling is completed and the appropriate agency listing, such as UL or TUV is obtained, production begins.

Our expenditures for design and development of small household appliance products were approximately $1.3 million in fiscal 2004, $1.1 million in fiscal 2005 and $1.3 million in fiscal 2006, but are expected to decline significantly going forward.

Display-Oriented Products Business

We established our subsidiary, Global Display, to develop and market a wide range of LCD products. Initially, the primary product development function was to design flat-panel high definition HDTVs incorporating plasma or TFT-LCDs. Since the display modules are readily procured from “fab” plants (the capital intensive processing facilities that convert glass, gases and transistors into display modules), we concentrated our efforts on cosmetic design, framing systems and software development. We believed the key to success was developing our own video control board designs in order to satisfy different OEM and ODM client requirements, as well as incorporating differentiated audio and video systems in order to enhance performance.

Due to the dramatic drop in flat-panel LCD television pricing and our late entry into this market, we decided to downsize our display engineering team and transferred a small team of software and optical engineers to our new electronic components team to focus on developing applications and finished products incorporating CCMs.

This group will consist of a few development engineers supported by a large number of PRC based process, electronic and clean room engineers.

Our expenditures for design and development for Global Display and Global Optics were $0.7 million, $1.2 million and $0.3 million in fiscal 2004, 2005 and 2006 respectively. A significant portion of these expenditures were incurred for sample design fees and salaries for our engineers.

Lite Array’s OLED Business

The Company’s subsidiary Lite Array continued its development of manufacturing processes and product designs for OLEDs throughout fiscal 2006. A vacuum deposition system has been set up in a clean room in our factory in Dongguan, China and the prototyping line, including the photolithography equipment we acquired from Opsys US Corporation (“Opsys”), was installed. The line has the capacity to produce prototypes for customer product evaluation. We recently entered into an agreement with Anwell Technologies Limited, a Singapore public company, to pool our efforts and resources in developing OLED equipment. We allocated all of our equipment, non-licensed know-how and personnel to the venture in which we have a 30% ownership and both parties decided to operate the venture in our Dongguan facility.

Our expenditure for design and development for OLED, excluding license amortization, was approximately $300,000, $150,000 and $99,000 in fiscal 2004, 2005 and 2006 respectively, the majority of which was for salaries and wages of our technical staff and engineers.

Manufacturing

We maintain our principal production facility in the township of Dongguan, Guangdong Province, China, within a self-contained 220,998 square meters vertically-integrated manufacturing complex. Vertical integration enables us to manufacture high-quality products at a low cost. It also allows us to emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We have made a significant investment in machinery to create the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enables us to produce efficiently many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic, metal and die-cast parts, switches and circuit boards. We also have a multi-faceted coatings line and pad printing capability. We subcontract the production of certain components either when they can be bought from other suppliers at lower prices or if we do not have the specialized machinery to produce the component or when we can allocate our production capacity more efficiently to alternative tasks. For our core business, we do not generally depend on other manufacturers to provide key parts or accessories.

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

We have established an OLED prototype facility in our Dongguan manufacturing complex and plan to make use of the existing administrative, engineering and logistical support, as well as our venture with Anwell, to help minimize our costs.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys (the “Purchase Agreement”) pursuant to which we purchased their research and development experimental production equipment for small molecule OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We have removed and shipped the equipment to our facility in Dongguan, China and we have completed re-installing it in a new clean room. We have now formed a joint venture company with Anwell using this as a research and development line to exploit synergies related to the production of OLED systems.

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

Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9001 for the manufacture of electrical household appliances. Our receipt of ISO 9001 certification demonstrates that our manufacturing, installation and servicing of products have met specified requirements.

Suppliers

We obtain over 3,400 different component parts from approximately 400 major suppliers. We are not dependent upon any single supplier for any key component except for CMOS sensors used in our CCMs, but we are currently evaluating a second source for these sensors. Certain of our major component parts, such as plastic, metal sheets and packaging, are purchased solely from outside suppliers. Others, such as motors and electrical and electronic parts, are either manufactured by us or purchased from outside suppliers, depending on the complexity of the component and the capacity of our facilities at the time. We believe that we can obtain all of these components from alternate sources if necessary. Raw materials, electronic components and other parts are either sourced in China or from other countries, primarily the United States, Japan and Germany. Raw materials from outside China are generally shipped through Hong Kong and then transported by truck to our factory in China. Transactions with our suppliers are based on purchase orders issued by us from time to time and we have no other written agreements with our suppliers. Orders for components are based on actual orders and forecasts that we receive from our customers that reflect anticipated shipments during the production cycle for a particular model. Many of the raw materials used in our products including plastics that are purchased outside China are subject to any applicable duties.

Since we are dependent upon outside suppliers for all of our raw material needs, including plastic resins, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids.

Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In recent months plastic pricing has been very volatile and current prices are 25% higher than a year ago. We work closely with our customers and suppliers in order to minimize the amount of inventory of raw materials we keep on hand and we are working on improving our automated inventory maintenance and control system to assist us in doing this. In order to expedite the production process and reduce the risk of delays caused by the non-delivery of supplies, it is our general policy to source each component from two or more suppliers. This multi-source approach is intended to ensure the delivery of the components necessary in the manufacturing process should one supplier be unable to deliver. Historically, we have not experienced any difficulty in obtaining component parts.

Major Customers

Major customers in 2002 and 2003 included Morphy Richards Limited, Global Marketing Corporation (whose customer sold under the brand name Gevalia) and Black & Decker. As we started to de-emphasize kitchen appliances, sales to these three customers declined to 5% in 2004 from 31% and 27% of consolidated net sales in 2002 and 2003 respectively.

Sales to Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil) amounted to 42.5%, 44.3%, 48.4%, 62.7% and 40.4% of net sales in the five fiscal years ended March 31, 2006. Sales to our other major floor care customer Electrolux/Eureka started in 2003 and represented 5.6%, 26.1%, 10.3% and 34.1% in the four fiscal years ended March 31, 2006. Decreased sales to Electrolux in fiscal 2005 was due to their holding excess inventory of an older discontinued model on hand and their finalization of the engineering specifications for a new floor care model which we began shipping in late fiscal 2005. However sales to Electrolux recovered to $25.1 million in fiscal 2006 as the new floor care model was successfully introduced. Sales of floor care products to our major customer, Royal decreased in dollars from $32.4 million or 48.4% of net sales in fiscal 2004 to $26.2 million or 62.7% of net sales in fiscal 2005 but increased to $29.9 million in 2006. On December 17, 2002, TTI and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced its acquisition of Royal by way of merger. Following the completion of the merger, Royal has operated as a wholly owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all Royal products. We have not received any formal or informal notice from Royal and we cannot predict when TTI will begin producing all of Royal products and stop buying from us, but believe such a result is likely to occur within the reasonably near future. Net sales are expected to decline unless we are able to replace Royal with another major floor care company as a customer in the near future.

Although the relative percentage of sales to each of our major customers changes each year, we expect that in the foreseeable future we will be dependent on between two and four major customers during each fiscal year. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made by purchase orders received by us from time to time without any firm commitment for sales levels over a long-term period.

Marketing

Our marketing for our core small appliance business has been relegated to a basic customer service function concentrating on schedule coordination, logistics and responding to customer requests.

One of the most important areas of the marketing process is communication with the customer. The marketing group maintains contact with the customer after the sale is made, serving as their liaison during the manufacturing and delivery process. These relationships and methods have been cultivated over years and we believe that we have a stable relationship with our major customers. Many of our customers, including most of our major customers, have purchased goods from us for many years. Long-standing relationships, innovation, quality and our reputation in the industry remain the essential elements of our customer support program.

For the electronic component and home electronic products, marketing is designed to give exposure to our innovative, high-quality and cost-effective product capabilities. Generally, we emphasize personal contact with our customers and potential customers in our facilities and frequently at their headquarters. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better products at lower prices. We believe that innovation is the key for both our customers and us in this regard.

Our CCM business is currently a commodity business with price and production capacity being the only criteria in securing sales. However, if our development program is successful and results in technical advances, we will be able to market our product to top tier consumer electronic brands and improve our profit margins.

Competition

We believe that the markets for our core products are mature and highly competitive and that competition is based upon several factors, primarily price, but also product features and enhancements and new product introductions. We compete with established companies in Hong Kong and China, a number of which have substantially greater technical, financial and marketing resources than us. Competition for contract manufacturing products is based primarily on unit price, product quality and availability and service. Except for opening price point products, we believe that we compete favorably in each of these areas, especially if the product is relatively sophisticated to manufacture. In addition, while individual contract manufacturing customers may have preferences among their approved suppliers, management believes that no company dominates the market as contract manufacturing customers tend to order from several different suppliers in order to lessen dependence on any one entity.

Competition in the CCM market is intense as productive capacity comes on line from many companies. However, since the market for cellular phone cameras is also expanding at over 40% per annum, we believe we can sell as much as we can produce but not necessarily at attractive or even adequate margins.

Intellectual Property Rights

We currently hold 84 patents, of which ten were approved in fiscal 2006. Our patents are registered in various jurisdictions, including the United States, the United Kingdom, China and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Any infringement claim or other litigation against us could have a material adverse affect on our business, operating results and financial condition. See Note 23 – Contingent liabilities to Notes to Consolidated Financial Statements.

Certain agreements with our ODM customers include indemnification provisions against patent infringement claims relating to such products. Along with a customer, we are currently defending a patent infringement claim relating to one of our deep fryer models, a product line that represented 2.0%, 0.5%, 0.3%, 6.2%, 1.2% and 0.0 % of our net sales in fiscal 2001, 2002, 2003, 2004, 2005 and 2006, respectively. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this infringement claim will be resolved in our favor or the customer’s or that other parties will not assert infringement claims against us in the future.

At the time of Lite Array’s acquisition, we also acquired a license for small molecule passive matrix (“PM”) OLED display technology. Under the license, we could use the patents and proprietary technology in our manufacturing and marketing of OLED products and it gave us the right to purchase from the licensor certain patented materials for use in the manufacture of OLED products. However, the licensor did not secure its intellectual property in China which put us at a severe competitive disadvantage with other PRC-based producers. Since the minimum royalty was onerous and our competitors could sell royalty free, we decided to discontinue the use of the licensed technology.

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

On June 29, 2003, China and the Hong Kong Special Administrative Region (“HKSAR”) entered the Closer Economic Partnership Agreement (“CEPA”), which was implemented on January 1, 2004. Under CEPA, Hong Kong companies can benefit from liberalized measures beyond the scope of China’s commitments in its WTO accession treaty. The arrangement covers three areas: trade in goods; trade in services and trade and investment facilitation. Under CEPA, 90% of Hong Kong domestic exports to China can enjoy zero tariffs. CEPA also opens 18 service sectors to Hong Kong companies. In this respect, China has given Hong Kong an advantage under CEPA in that Hong Kong companies can enjoy more benefits under CEPA compared with the provisions of the WTO. The Arrangement presently has limited direct positive impact on us since most of our products are shipped to overseas customers but it could possibly benefit our electronic components business in the future.

All of our products are currently manufactured in China and over 90% of the net book value of our total fixed assets is located in China. We are a party to agreements with certain agencies of the government of China and we sell products to entities based principally in the United States and Europe. International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed on occasion in the United States and certain European countries. Changes in tariff structures or other trade policies could adversely affect us.

Our location in Southern China offers us low overhead and competitive (although higher than the Northern provinces in China) labor rates. The location of our factory in the township of Dongguan, Guangdong Province provides us with the ability to manage factory operations from Hong Kong and facilitates transportation of our products to markets outside China.

Any recurrence of Severe Acute Respiratory Syndrome (“SARS”) or incidence of Avian Influenza in China could negatively impact our manufacturing plant located in Dongguan, China. If our Hong Kong based supervisory staff is unable to travel or if other labor problems arise, it could seriously disrupt our manufacturing operation and cause significant delays in production. In addition, if the outbreak of Avian Influenza in Asian countries, including China, Cambodia, Indonesia, Thailand and Vietnam were to spread to Hong Kong and China, where our executive office and operation facilities are located, it may disrupt our business.

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

Macau was founded by the Portuguese in 1557. It lies approximately 40 miles west of Hong Kong and has a population of approximately of 500,000. Portugal signed the Sino-Portuguese Joint Declaration with China on April 13, 1987 providing the return to Chinese administration. In the Sino-Portuguese Joint Declaration, China has promised to respect Macau’s existing social and economic systems and lifestyle for 50 years. Similar to Hong Kong, Macau has been set up as a SAR with its own legal and economic systems. Notwithstanding the provision of these international agreements, there can be no assurance as to the continual stability of political, economic or commercial condition in Macau. No treaty exists between Macau and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Macau are generally prepared to accept a foreign judgment as evidence of a debt due.

C.	Organizational structure.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by us to date.

SUBSIDIARIES:

Name	Principal activities	Place of incorporation	Percentage of equity interest held
Global Appliances Holdings Limited	Investment holding	British Virgin Islands	100.0%
Global Display Holdings Limited	Investment holding	British Virgin Islands	100.0
Lite Array Holdings Limited	Investment holding	British Virgin Islands	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	Manufacturing	China	100.0
Dongguan Lite Array Company Limited	Manufacturing	China	100.0
Dongguan Litewell (OLED) Technology Co., Ltd.	Manufacturing	China	100.0
Global Digital Imaging Limited (Formerly known as Global Display Limited)	Trading	Hong Kong	100.0
Global-Tech USA, Inc.	Investor relations and consulting	United States	100.0
MasterWerke Limited	Investment holding	United States	100.0
GT Investments (BVI) Limited	Investment holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	Provision of management services	Hong Kong	100.0
Pentalpha Enterprises Limited	Dormant	Hong Kong	100.0
Pentalpha Hong Kong Limited	Trading	Hong Kong	100.0
Pentalpha Macau Commercial Offshore Limited	Trading	Macau	100.0
Wing Shing Overseas Limited	Trading	British Virgin Islands	100.0
Wing Shing Products (BVI) Company Limited	Dormant	British Virgin Islands	100.0
Global Auto Limited (Formerly known as Lite Array (OLED) H.K. Limited)	Marketing and trading of automobile audio devices	Hong Kong	70.0
Global Optics Limited	Trading of raw materials and electronic and optical components	Hong Kong	100.0
Winway Technology Development Limited	Marketing and trading	Hong Kong	83.33
Consortium Investment (BVI) Limited	Asset and investment holding	British Virgin Islands	100.0
Global Rich Innovation Limited	Trading	Hong Kong	100.0
Lite Array, Inc.	Trading	United States	76.75
Global Lite Array (BVI) Limited	Investment holding	British Virgin Islands	76.75
Lite Array OLED (BVI) Company Limited (Formerly known as Lite Array (BVI) Company Limited)	Procuring and selling	British Virgin Islands	76.75

Global-Tech is a holding company, which does not engage in daily business operations other than owning subsidiaries that design, manufacture and market a wide range of consumer electrical products worldwide, including (but not limited to) floor care products and small electrical appliances.

Global Appliances Holdings Limited is an intermediate holding company of GT Investments (BVI) Limited. GT Investments (BVI) Limited is the intermediate holding company of Wing Shing Overseas Limited, Pentalpha Hong Kong Limited, Pentalpha Enterprises Limited, Global Rich Innovation Limited and Winway Technology Development Limited.

Consortium Investment (BVI) Limited (“CIBL”) is an immediate holding company of Lite Array Holdings Limited and Kwong Lee Shun Trading Company Limited. On March 17, 2006, CIBL entered into an agreement with Anwell Technologies Limited (“Anwell”), a publicly listed company in Singapore, to form a joint venture company which Anwell invested in by purchasing a 70% interest in Lite Array Holdings Limited.

Global Display Holdings Limited is an immediate holding company of Global Optics Limited, Global Display Limited (name changed to Global Digital Imaging Limited on July 21, 2006), and Lite Array (OLED) H.K. Limited (name changed to Global Auto Limited on June 6, 2006). On August 1, 2006, Global Display Holdings Limited transferred its shareholding in Global Auto Limited to Global Appliances Holdings Limited. On the same day, 30% of the shareholdings of Global Auto Limited were registered to an independent third party upon its contribution of capital to the company.

Lite Array Holdings Limited is an immediate holding company of Dongguan Litewell (OLED) Technology Co., Ltd and Litewell Technology (HK) Limited. Litewell Technology (HK) Limited was incorporated on June 19, 2006.

Global Lite Array (BVI) Limited is an immediate holding company of Lite Array OLED (BVI) Company Limited and Lite Array, Inc.

Global-Tech USA, Inc. is an immediate holding company of MasterWerke Ltd.

D.	Property, plant and equipment.

China

Our manufacturing facility located in Dongguan, China has a land use area of 224,798 square meters. We have the right to use such land, which we acquired from the Dongguan local government. Prior to March 31, 2006, we had obtained only four agreements for the purchase of land aggregating 179,590 square meters but subsequently obtained the formal agreement for the remaining 45,208 square meters from the local authority. As part of the agreement, we have transferred a portion of this land (13,698 square meters), which was previously used as a recreational area to the Dongguan local government. Additionally, the acquisition of rights to use the remaining portion of land (31,510 square meters), on which we had already built dormitories for workers, was confirmed and such rights will expire on August 6, 2043.

The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 145,000 square meters. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043. In fiscal 2004 and 2005, we paid approximately $291,000 for the outstanding land transfer fees for the formal grant of the lease rights.

During fiscal 2006, the land use right certificate for a substantial portion of land with an aggregate area of 131,400 square meters was obtained and the related property ownership certificate of our production premises is being processed by the government agencies in China. For the remaining portion of the land of 44,208 square meters, we have obtained the purchase agreement, are applying for the land use right certificate and have paid certificate fees of $0.3 million to the Dongguan Local Land Registration Office.

The formal grant of lease rights is required should we decide to sell this property or lease it to a third party. Although we have no present intention to pursue either of these alternatives, the local government still has the right to demand additional transfer fees before the issuance of the land use right certificate. Therefore, we decided to consummate the land transfer process by the end of 2006. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for a further 20 years upon payment of a fee of $23.00 per square meter, or a total of $4.9 million, for the whole land use right extension. Currently we have set up assembly and testing equipment for CCMs in an approximately 1,700 square meters clean room and also built a clean room for Lite Array. Lite Array has completed the installation of its research and development equipment in its clean room which is now being used by the Anwell joint venture.

We maintain an office in Shenzhen for a small marketing team focused on the China market and on July 7, 2005, we entered into a 12-month lease for our office space there. The total office space was approximately 156 square meters and annual rent for this space was approximately $27,400. The lease was terminated on July 7, 2006 and no compensation was needed for early termination. We moved to a larger office space of approximately 330 square meters to accommodate our CCM sales and accounting staff with our lease effective from May 1, 2006. The annual rent for this space is approximately $42,000.

Hong Kong

On December 1, 2004, we entered into an amendment of a lease agreement with our affiliate Wing Shing Products Company Limited (see “Item 7.B, Related Party Transactions”), for office space located in the Kin Teck Industrial Building in Aberdeen, Hong Kong. The lease expired on March 31, 2006 and was renewed on May 15, 2006 but is effective from April 1, 2006 for 24 months. The leased area of the current lease covers approximately 14,680 square feet, a reduction from the 25,690 square feet previously leased for our executive offices and limited warehousing space. Pursuant to the existing lease, we pay annual rent of approximately $102,000 for this space.

On June 15, 2003, we entered into a 24-month lease for office space located on the 12th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited effective from April 1, 2003. The total space rented was approximately 7,400 square feet. We leased this office for the product development group of our display business. During fiscal 2006, we relocated our administrative, purchasing, accounting and finance staff back to this space. Annual rent for this space is approximately $51,000. The lease has been renewed for a further twenty-four month period from Wing Shing Products Company Limited at an annual rent of approximately $51,000.

Effective April 1, 2004, we entered into a 12-month lease for office space located on the 13th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited. The total space is approximately 3,670 square feet. We leased this office for the product development group for our core business. Annual rent for this space is approximately $20,000. Due to the downsizing of the Company’s workforce, we have consolidated all our functions in the 12th floor, Kin Teck Industrial Building.

On July 29, 2002, we entered into a 77-month lease with Goman Limited for office space located on 21st floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The total office space was approximately 13,961 square feet at an annual rent of approximately $248,000. We relocated our administrative offices back to the 12th floor, Kin Teck Industrial Building effective January 2006 and the lease was terminated on March 31, 2006. We have paid approximately $72,000 to the new tenant of 21st floor, Citicorp Centre as a fit-out subsidy and we did not incur any other early termination penalty.

On January 21, 2005, our subsidiary, Winway, entered into a 36-month lease with Rikon Limited for office space in Office 1, 28th floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The total office space is approximately 4,819 square feet at an annual rent of approximately $67,000.

All related party leases are at market rates.

Macau

On October 15, 2001, we entered into a 24-month lease for office space on the 15th floor of the Macau Finance Centre, Rua de Pequim 244/246, Macau. The lease expired on October 2003 and was renewable on an annual basis. The current lease will expire on January 14, 2007. The total office space is approximately 1,400 square feet and is occupied by the sales and accounting staff of Pentalpha Macau Commercial Offshore Limited. Annual rent for this space is approximately $20,100.

We believe that our administrative office space in Hong Kong, China and Macau will be adequate for the operation of our business for the foreseeable future. We believe that with further utilization of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. The factory is currently utilized at considerably less than full capacity. We anticipate that any further expansion and diversification of our floor care product line or expansion of our CCM business could increase utilization at the Dongguan facility and require us to expand the infrastructure and purchase additional equipment.

Item	4A. Unresolved Staff Comments.

Not applicable.

Item	5. Operating and Financial Review and Prospects.

Except for statements of historical facts, this section contains forward-looking statements such as “expect.” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future,” or variations of such words and other similar expressions to identify forward looking statements. You should not place undue reliance on these forward-looking statements. Forward-looking statements are not a guarantee of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the sections of this Report titled Item 3D – Risk factors and Item 4B – Business overview. This section should be read in conjunction with our Consolidated Financial Statements included in Item 18 of this annual report.

A.	Operating results.

	Fiscal Year Ended March 31,
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	79.1	106.6	94.6

Gross profit (loss)	20.9	(6.6)	5.4
Selling, general and administrative expenses	(28.4)	(38.4)	(24.4)
Other operating income (loss)	—	(1.9)	3.2

Operating loss	(7.5)	(46.9)	(15.8)
Interest expense	0.0	0.0	0.0
Interest income	1.3	2.3	1.7
Other income (expenses), net	0.6	0.1	(1.1)

Loss from operations before income taxes	(5.6)	(44.5)	(15.2)
Benefit (provision) for income taxes	(0.2)	(0.1)	0.0

Net loss before minority interests	(5.8)	(44.6)	(15.2)
Minority interests	0.0	0.1	0.0

Net loss	(5.8)	(44.5)	(15.2)

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal Year Ended March 31, 2006 Compared with Fiscal Year Ended March 31, 2005

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Tooling income is not a primary source of our sales revenue and is immaterial to overall sales. Net sales consist of gross amounts invoiced less discounts and returns. Revenues from product sales are recognized at the time of shipment when title passes. Under the Company’s standard terms and conditions of sale, which are mainly FOB shipment point, title and risk of loss transfer to the customer at the time product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly unless customer acceptance is uncertain or significant obligations remain. It is rare to have any contingency concerning title passing when explicit shipping terms are stated. We do not recognize sales for those products where the customer has any right of return. Returns historically have been immaterial.

Net sales in fiscal 2006 increased approximately 76.0% to $73.8 million from $41.9 million in fiscal 2005. The increase was primarily due to an increase in sales of floor care products and $5.8 million in net sales of CCMs, a new product category for us.

Net sales are comprised of sales in our two major product categories for these periods: floor care and kitchen appliances products as well as sales of CCMs. Sales in each major category for fiscal 2006 as compared to fiscal 2005 were as follows:

•	floor care products sales increased to $54.6 million, or 73.9% of net sales, from $29.6 million, or 70.8% of net sales, primarily due to new floor care models contracted for by our two major customers.

•	kitchen appliances sales decreased to $7.3 million, or 9.9% of net sales, from $7.6 million, or 18.2% of net sales, primarily due to a decrease in sales of coffeemakers, breadmakers, and food steamers partially offset by increased sales of deep fryers.

•	sales of CCMs, a new product for us in fiscal 2006 amounted to $5.8 million

In fiscal 2006, sales to North America accounted for $54.4 million or 73.8% of net sales as compared to $36.0 million, or 86.0% of net sales in fiscal 2005. In fiscal 2006, sales to Asian countries increased by approximately $8.2 million to $10.4 million, or 14.1% of net sales in fiscal 2006 from $2.2 million, or 5.3% in fiscal 2005. The increased Asian sales were primarily due to the sales of CCMs.

In fiscal 2006, our shipments of display products amounted to approximately $3.0 million compared to less than $1.0 million in fiscal 2005 but consisted mainly of sales of LCD panels from inventory as we liquidated our display assets.

Gross profit (loss). Gross profit or loss consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in fiscal 2006 was $4.0 million or 5.4% of net sales, as compared to a gross loss of $2.7 million or 6.6% of net sales in fiscal 2005. The improvement in gross margin as a percentage of net sales was primarily due to higher production levels absorbing fixed overhead offset by higher material costs particularly for plastics and steel. Additionally we continued reducing selling prices to our two main floor care customers to remain competitive with other OEM suppliers in China and Korea. In fiscal 2006, our raw material costs as a percentage of net sales was 76.4% as compared to 70.5% in fiscal 2005. We believe that the increase in raw material commodity pricing while significant in 2006 will continue accelerating in fiscal 2007 and we will make further attempts to get pricing relief from our customers. See Item 11—Quantitative and Qualitative Disclosure about Market Risk.

Labor and overhead expenses as a percentage of sales were 3.6% and 11.0% respectively in 2006. Included in overhead of $8.3 million was a provision for obsolete inventory of $1.4 million as we discontinued selling a number of kitchen appliance SKUs and incurred a further write down of our display inventories, which provisions amounted to $0.5 million and $0.9 million, respectively. Overhead in fiscal 2005 was $13.0 million but included $1.2 million in impairment and $3.8 million in obsolescence charges. Excluding the aforesaid items overhead only increased approximately 10% in 2006 from the prior year despite a 76% increase in sales.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees, non cash compensation expense and utilities. SG&A expenses in fiscal 2006 were $18.0 million or 24.4% of our net sales, as compared to $16.1 million, or 38.4% of net sales in fiscal 2005. Shipping, handling or other costs that are incurred for the sale of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2006 and 2005, shipping costs charged to selling expenses were approximately $1.1 million and $0.7 million, respectively.

Included in SG&A expenses in fiscal 2006 were an impairment charge of $2.1 million and a reversal of stock compensation expense of $0.2 million. Excluding these items SG&A was $16.1 million or 21.8% of net sales versus an equivalent of $18.1 million or 43.2% of net sales in the prior year.

The decrease in SG&A expense was primarily due to de-emphasizing the display business and a reduction in our core business sales and administrative staff. Out of the total SG&A expenses in fiscal 2006, $0.5 million relates to our new CCM business and $4.6 million to our various display activities compared to $6.5 million in fiscal 2005. We expect some lingering display related SG&A in fiscal 2007 but we expect it will be materially reduced from fiscal 2006.

The primary components of design and development expenses included in SG&A include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for engineers and designers. In fiscal 2006, total product development expenses were approximately $1.7 million, as compared to $2.5 million in fiscal 2005. Of the $1.7 million, $0.1 million and $1.3 million were incurred in the display and CCM and electronic component programs, respectively.

Due to the pressure on margins we are experiencing in our business, we determined that our SG&A needs to be reduced further. Steps have been taken subsequent to the end of our fiscal 2006 to reduce the technical and marketing staff commensurate with our decision to drop our ODM program for the core business. Additionally, we are reducing our administrative costs by not replacing managers and executives that have left the Company and by transferring some functions to China.

Other operating income (loss). In fiscal 2006, we recognized other operating income of approximately $2.4 million, compared to other operating loss of approximately $0.8 million in fiscal 2005. The income in 2006 included accruing a contingent loss of $4.7 million relating to a potential judgment against one of our subsidiaries, offset by awards of $4.6 million related to a breach of contract claim (See Note 23 – Contingent liabilities of Notes to Consolidated Financial Statements) and $2.4 million related to a patent infringement claim adjudicated and finalized in fiscal 2006.

Operating income (loss). In fiscal 2006, we incurred an operating loss of $14.0 million, as compared to an operating loss of $19.6 million in fiscal 2005. The loss in 2006 was mainly due to our gross profit being insufficient to support our SG&A and continuing losses in our display business.

Interest expense, interest income and other income (expenses), net. Interest expense consists of interest on short-term and long-term bank credit facilities. Interest expense was approximately $55,000 in fiscal 2006 as compared to $10,000 in fiscal 2005. The increase in interest expense was due to the use of an average of $700,000 of our overdraft facility under our line of credit from April 2005 to November 2005. Interest income in fiscal 2006 was approximately $1.3 million as compared to $1.0 million in fiscal 2005. The increase was due to the increase in interest rates in the funds invested by the Company. The funds are primarily invested in low risk financial instruments. In fiscal 2006, we had an average invested fund balance which includes cash and cash equivalents and short-term investments of approximately $47.2 million with an average rate of return of approximately 2.9% as compared to an average invested fund balance of approximately $44.8 million with an average rate of return of approximately 2.1% in fiscal 2005. Other expenses, net in fiscal 2006 were approximately $0.8 million compared to other income, net in fiscal 2005 of $0.03 million. For a breakdown of our other income (expenses), net see Note 18 – Other income (expenses), net of Notes to Consolidated Financial Statements.

Income tax. Our financial statements include a benefit (provision) for profits tax of approximately ($23,000) and $34,000 in fiscal 2006 and 2005, respectively, due to certain of our subsidiaries either being profitable or entitled to a tax refund.

We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income accrues in China, where the effective tax rate is 27.0%, and in Hong Kong, where the corporate tax rate is 17.5%, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempted from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. Commencing January 1, 2004, one of our subsidiaries in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which is also exempted from income tax for a two-year period effective from its profitable year followed by a 50% exemption for the next three years. In fiscal 2005, our U.S. subsidiary, Lite Array, engaged in trading of OLED raw materials and components to our other subsidiaries. The sales amount was immaterial. We do not believe there was taxable income as this subsidiary incurred a loss and there was also a tax loss carry forward. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. The trading of OLED raw materials and components was ceased as we have shifted our focus to development of OLED systems. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department may choose to assess Hong Kong taxes on any profits generated in Macau.

Minority interests. We recorded a share of loss by a minority interest of a newly acquired subsidiary of approximately $13,000 and $20,000 in fiscal 2006 and 2005, respectively.

Net loss. Net loss for fiscal 2006 was $11.2 million or $0.92 per share, as compared to a net loss of $18.6 million, or $1.52 per share for the fiscal 2005.

Fiscal Year Ended March 31, 2005 Compared with Fiscal Year Ended March 31, 2004

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Tooling income is not a primary source of our sales revenue and is immaterial to overall sales. Net sales consists of gross amounts invoiced less discounts and returns. Revenues from product sales are recognized at the time of shipment when title passes. Under the Company’s standard terms and conditions of sales, which are mainly FOB shipment point, title and risk of loss transfer to the customer at the time the product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly unless customer acceptance is uncertain or significant obligations remain. It is rare to have any contingency concerning the title passing when explicit shipping terms are stated. We do not recognize sales for those products where the customer has any right of return. Returns historically have been immaterial.

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

In fiscal 2005, we began shipping LCD and plasma TVs. These sales generated revenues of approximately $450,000 or 1.1% of our net sales. In addition we took in aggregate an approximately $4.7 million impairment charge against our display assets including manufacturing and R&D equipment and the write down of our panel inventory to market value.

Gross profit (loss). Gross profit or loss consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross loss in fiscal 2005 was $2.7 million or 6.6% of net sales, as compared to a gross profit of $14.0 million or 20.9% of net sales in fiscal 2004. The decrease in gross profit in fiscal 2005 was primarily due to higher material costs and overhead expenses being absorbed over lower net sales. In addition, there was insufficient sales revenue generated from the Global Display and OLED programs to offset their manufacturing overhead.

Raw material costs as a percentage of net sales was approximately 70.5% as compared to 63.6% in fiscal 2004. Included in the material costs were approximately $0.5 million and $0.7 million of inbound freight charges in fiscal 2005 and 2004, respectively. We only include inbound freight charges, receiving, inspection and warehousing and other internal transfer costs in the cost of goods sold and exclude customs declaration and insurance expenses incurred for raw materials acquisition. In fiscal 2005, material costs including plastic resin, metal and motor components that were mostly used in the manufacturing of floor care products, increased approximately 10.0% and we could not pass this increase through to our customers. In particular, we are required to use higher grade plastic resins, which are more expensive, in our manufacture of floor care products. Part of the decrease in net sales also resulted from a price reduction for certain floor care products we offered to retain business; therefore our cost of raw materials, while decreasing in absolute amounts, increased significantly as a percentage of net sales. See Item 11 – Quantitative and Qualitative Disclosure about Market Risk.

Factory overhead was $15.1 million or 36.1% of net sales in the fiscal 2005, as compared to $10.4 million, or 15.5% of net sales in the fiscal 2004. Included in factory overhead for fiscal 2005 was $1.2 million of impairment charges of which $0.3 million and $0.9 million related to our core business and display program, respectively. In addition, we made a provision against our inventory of approximately $3.8 million of which $3.5 million related to writing down our display panels to market value and the remaining $0.3 million was for our core business. In fiscal 2005, cost of sales included $0.5 million of minimum royalty for our OLED program whereas in fiscal 2004 such royalty was included in selling, general and administrative expenses since there were no sales of licensed product. This minimum royalty far exceeded our net sales of OLED displays.

The sales revenue generated from Global Display and OLED programs after deducting the raw material costs was insufficient to cover the overhead expenses incurred by these programs. The excess was absorbed by the core business, thus contributing to a gross loss in fiscal 2005.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to advertisement and promotion, product design and development, transportation of finished goods, salaries for marketing and administrative personnel, professional fees and utilities. SG&A expenses in fiscal 2005 were $16.1 million or 38.4% of our net sales as compared to $19.0 million, or 28.4% of net sales in fiscal 2004. Shipping expense included in SG&A relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2005 and 2004, shipping and handling costs charged to selling expenses were approximately $0.8 million and $1.4 million, respectively.

Out of the total SG&A expenses in fiscal 2005, $10.4 million, $4.3 million and $2.2 million respectively were attributable to our core business, Global Display and OLED programs as compared to $14.8 million, $2.0 million and $2.2 million in fiscal 2004. The decrease in SG&A expenses in fiscal 2005 was primarily due to a non-cash stock compensation expense of approximately $2.4 million recognized in fiscal 2004, compared to a reversal of $1.2 million in fiscal 2005, relating to variable accounting for stock options. Approximately 347,538 of the options subject to variable accounting were voluntarily cancelled in September 2005. Excluding the effect of this non-cash stock compensation expense, SG&A expenses were $18.1 million and $16.6 million in fiscal 2005 and 2004, respectively. The aggregate increase of $2.3 million incurred by the Global Display program was the main contributor to our total SG&A expenses increasing by $1.5 million. Lower shipping expense due to lower volume and reductions in the engineering and administrative staff in our core business offset some of the increase in salaries and depreciation and amortization charges in our display and OLED programs.

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

Other operating expenses. Included in fiscal 2005 are other operating expenses of $0.8 million representing a contingent loss provision for pending litigation. See Note 23 (c) – Contingent liabilities of Notes to Consolidated Financial Statements for details of the litigation.

Interest expense, interest income and other income, net. Interest expense consists of interest on short-term and long-term bank credit facilities. Interest expense was approximately $9,900 in fiscal 2005 as compared to $18,000 in fiscal 2004. The decrease in interest expense was mainly due to a maturity of a long-term loan and decreased borrowing requirements. Interest income was approximately $977,000 in fiscal 2005 as compared to $851,000 in fiscal 2004. Other income, net was approximately $32,000 and $428,000 in fiscal 2005 and 2004, respectively. For a breakdown, see Note 18 – Other income (expenses), net of Notes to Consolidated Financial Statements.

Income tax. Our financial statements include a provision for profits tax of approximately $34,000 and $108,000 in fiscal 2005 and 2004, respectively, due to some of our subsidiaries being profitable and thus subject to tax.

We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction in which our subsidiaries do business. Certain of our income accrues in China, where the effective tax rate is 27.0%, and in Hong Kong, where the corporate tax rate is 17.5%, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiary in China was exempted from income tax for two years beginning with its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the periods of 1995 to 2002. The PRC tax authorities confirmed our amended tax returns as submitted, establishing the first profitable year as 1999. Our Chinese subsidiary was not, therefore, subject to tax for 1999 and 2000 and received a 50% exemption for the years from 2001 to 2003. Commencing January 1, 2004, our subsidiary in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which is also exempted from income tax for a two-year period effective from its profitable year followed by a 50% exemption for the next three years. In fiscal 2005, our U.S. subsidiary, Lite Array, engaged in trading of OLED raw materials and components to our other subsidiaries. The sales amount was immaterial. We do not believe there was taxable income as this subsidiary incurred a loss and there was also a tax loss carry forward. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau in accordance with Macau tax regulations. However Hong Kong tax authorities can challenge the Company’s activities in Macau to determine whether same profits could be attributable to Hong Kong.

Minority interests. In fiscal 2005, we recorded a share of loss by a minority interest of a newly acquired subsidiary of approximately $20,000.

Net loss. Net loss for fiscal 2005 was $18.6 million or $1.52 per share, as compared to a net loss of $3.9 million, or $0.32 per share for fiscal 2004.

B.	Liquidity and Capital Resources.

Our primary source of financing has been cash generated from operating activities. During fiscal 2006, we used approximately $0.8 million of cash in our operating activities as compared to $12.8 million in fiscal 2005. The reduction in negative cash flow in fiscal 2006 is due primarily to non-cash charges in 2006 being $1.9 million higher and a swing in inventory from an increase in fiscal 2005 to a decrease in 2006 of $13.4 million. Inventory decreased in 2006 as we liquidated display inventory accumulated in 2005. The cash flow generated from inventory reduction was offset by a higher level of receivables due to the increased level of business.

Working capital as of March 31, 2006 was $53.1 million compared to $58.2 million as of March 31, 2005. Cash, cash equivalents and short-term investments declined $2.2 million, inventories declined $3.3 million and receivables increased $1.2 million from the prior year.

During fiscal 2006, we sold $5.0 million of callable deposits at a loss of $350,000 due to rising interest rates affecting principle value. All of our cash is now in very short term safe securities since short-term interest rates provide a reasonable return. We plan to manage our business so that our cash and short-term investments, which were $46.0 million at March 31, 2006, will increase to approximately $50.0 million by the end of 2007.

Accounts and bills receivable were $8.4 million at the end of fiscal 2006, compared to $7.2 million at the end of fiscal 2005. Receivables at March 31, 2006 represented 42 days of sales compared to 63 days of sales at March 31, 2005, primarily due to the timing of shipments prior to year end. Sales to Royal and Electrolux represented 40.4% and 34.1% of sales, respectively in fiscal 2006. These two floor care customers enjoy the same extended credit terms and will continue to maintain such terms for the foreseeable future.

During fiscal 2006, we received approximately $2.4 million from an award determined in a U.S. Court and also won a net judgment of $4.6 million (or $5.2 million including interest) which is being held in escrow pending an appeal of a judgment against a subsidiary of the Company in the amount of $4.6 million. Due to the two latter amounts offsetting, there is no material impact on operations for fiscal 2006 from the judgments even though the receipt is certain and the potential payment is uncertain at this time. See Note 23 – Contingent liabilities to Notes to Consolidated Financial Statements.

In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of an executive of ours in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of March 31, 2004, accrued interest on the loan was approximately $700,000. We had reserved fully against the interest due. Effective April 30, 2004, we acquired all of the outstanding shares of this company for $1,000. There was no gain or loss recorded by us as a result of this acquisition since the only assets acquired were cash, short term investments and subscription receivable and we had continued to carry this loan at the same amount as the underlying cash value and short term investments.

In October 1999, we made a loan to an officer for the purchase of a residence and office. The loan was in the principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and was secured by a mortgage on the property. The loan was payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan were forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. The loan was satisfied in full in fiscal 2006. All transactions with our executive officers and directors must be approved by a majority of our independent directors.

Our aggregate capital expenditures during fiscal 2006 and 2005 were $1.4 million and $3.5 million, respectively. Capital expenditures in fiscal 2006 primarily included construction of a clean room and purchase of equipment and machinery, most of which was devoted to our CCM program. We had incurred an aggregate of approximately $3.3 million in capital expenses to date for a clean room and equipment in our Dongguan facility to support our OLED display development program which are being transferred into our venture with Anwell as part of out capital contribution. Our capital commitments as of March 31, 2006 were approximately $31,000 for the acquisition of tooling and purchase of equipment.

During fiscal 2004, we made a $5.0 million multi-callable deposit that was due to mature on August 11, 2008. The deposit carried variable interest rates of up to 2.5% per annum. The bank had the right to terminate the deposit in full and repay our money on the 11th day of February, May, August and November, commencing November 11, 2003. We decided to access these funds prior to maturity, which required us to fully reimburse the bank for its losses and indemnify it for the costs incurred as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position. This amounted to $350,000, which was reflected in other income (expenses), net.

At the beginning fiscal 2005, we had an aggregate outstanding long-term debt of $374,000. As of March 31, 2005, it had all been repaid. We do not anticipate engaging into any long-term debt arrangement in the reasonably near future. However, there is no assurance that we will not enter into such another loan arrangement for acquiring capital assets for new business development or existing business expansion.

Our revolving credit facilities are with Standard Chartered Bank and Hong Kong Bank with an aggregate facilities limit of approximately $4.1 million as of March 31, 2006. The banking facilities provided by Standard Chartered Bank and Hong Kong Bank bear interest at floating commercial bank lending rates in Hong Kong. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements and during 2006 we utilized this line for overdrafts of up to $1.3 million during the period from April 2005 to November 2005, but did not utilize it for the remainder of the year except for issuing bills payable and letters of credit. Our subsidiary in the U.S., Lite Array, Inc. has an aggregate outstanding short-term loan of approximately $38,000 with NC Two, LP, at an interest rate of 13.99% per annum.

We are in compliance with all of the covenants entered into with our banks in connection with the revolving credit agreements and have been in compliance during all periods presented. In addition, we have not entered into any cross-default provision in our debt agreements with our banks. However, since the agreements are subject to periodic review by our banks, which may result in changes of their terms and conditions, there can be no assurance that our agreements will not be subject to cross-default provisions in the future.

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

Pursuant to the small molecule OLED license we assumed as a result of our acquisition of Lite Array, we were required to pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and could be terminated at any time by us after January 1, 2004. During fiscal 2005, Lite Array was still in the research and development stage and we were paying a fixed amount of the royalties on an annual basis. We ceased using the licensed know-how in 2006 and discontinued royalty payments.

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys. We purchased their research and development experimental production equipment for small molecule OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the purchase and lease agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the purchase and lease agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We removed and shipped the equipment to our facility in Dongguan, China for re-installation. We established a prototype line there in a new clean room which is capable of research and development functions and production of prototypes. This line is part of the assets we contributed to our joint venture with Anwell to develop a more cost effective process for producing OLED equipment rather than continuing to only produce OLED displays.

Inflation. From 2001 through May 2006, the rate of inflation in Hong Kong has ranged from approximately -4.0% to 2.6% per year (approximately 1.1% during 2005 and 2.0% for the first five months of 2006) and the average rate of inflation in China ranged from approximately -2.2% to 9.8% per year (approximately 1.8% during 2005 and 1.3% for the first five months of 2006). As a general matter, the effect of this inflation with respect to our business is primarily limited to labor costs, which represent a small component of our total expenses. Because we purchase most of our raw materials from outside China, inflation in China does not have a significant effect on our overall costs.

Currency and exchange rates. The functional currency of our company is the U.S. dollar. The functional currencies of our subsidiaries in the locations outside the U.S. are either the respective local currencies or the U.S. dollars. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, but the majority are purchased using Hong Kong dollars which is pegged to the U.S. dollar. During 2005, we had a long-term loan denominated in EUROs, which was fully paid-off as of March 31, 2005. In aggregate, we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions. See Note 3(n) of Notes to Consolidated Financial Statements.

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

•	Valuation of property, plant and equipment. We assess impairment periodically for property, plant and equipment when events indicate that future operations will not produce sufficient revenue to cover the related future costs. Impairment losses are recognized when the sum of expected future net cash flows (undiscounted and without interest charges) are less than the carrying amount of the assets.

•	Impairment of intangible assets. An appraisal of the fair market value of the license for small molecule PM-OLED technology was performed by an independent appraisal company and this amount was used in our purchase accounting. Based upon the license value and our evaluation of the life of the technology before it is superseded, we determined that the license would be amortized over seven years. Each year we evaluate whether there is any impairment in the carrying value based on an analysis of the financial plan for the OLED display business, a discounted cash flow analysis and an update from the appraisal company. In fiscal 2006 we determined this license was fully impaired.

•	Deferred tax valuation allowance. We account for income taxes under the provisions of SFAS No. 109. Deferred tax assets are recognized for losses carried forward but we provide a valuation allowance if we believe that these losses are more likely than not to be utilized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for such a valuation allowance. In the event we were to determine that we would not be able to realize any deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made. Likewise, if we later determined that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

•	Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises materials and, where applicable, direct labor and an appropriate proportion of production overhead expenditure. Market value represents the latest cost quotation less anticipated disposal costs.

•	Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

•	Contingencies. We account for various uncertain events, or contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. Under SFAS No. 5, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated. Management judgment is required in deciding the amount and timing of accrual of a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgment or outcomes in any litigation, as well as potential ranges of probable losses. As of March 31, 2006 we had $5.5 million accrued for contingencies.

Recent changes in accounting standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Group has already commenced an assessment of the impact of SFAS No. 151, but does not believe it will have a material impact on its operations or financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”), to replace SFAS No. 123, Accounting for Stock-Based Compensation, and APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires, among other thing, that all share-based payments to employees, including grants of stock options, be measured based on their grant-date fair value and recognized as an expense in the financial statements. Pro forma disclosure is no longer an alternative. The provisions of SFAS No. 123(R) are effective for the annual reporting period that begins on or after December 15, 2005. During the transition period, the Group accounted for shared-based compensation to employees using APB No. 25’s intrinsic value method.

The Group adopted SFAS No. 123(R) for its accounting period beginning on April 1, 2006 using the modified prospective method. Under the modified prospective method, compensation expense will be recorded in the financial statements for (i) all awards granted after the adoption of SFAS No. 123(R) and (ii) future vesting of awards outstanding as of the date of adoption of SFAS No. 123(R). The Group believes that the adoption of SFAS No. 123(R) could have a material impact on the Group’s consolidated results of operations and earnings per share when it is adopted.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 153 to have a material effect on our results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements of accounting for, and reporting of, a change in accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in reporting entity, and the correction of an error. SFAS No. 154 carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. It requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB Opinion No. 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Group is currently in the process of evaluating any effect the adoption of SFAS No. 154 will have on its consolidated financial statements.

In September 2005, the FASB’s EITF reached a final consensus on Issue 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for the purposes of applying APB Opinion No. 29 “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Group is evaluating the impact of the adoption of EITF 04-13 but it is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2005, the FASB issued FASB Staff Position (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP115-1 is required to be applied to reporting periods beginning after December 15, 2005. The Group is currently evaluating the effect of the adoption of FSP 115-1, but does not expect that it will have a material impact on the Group’s consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155,” Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. It allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest only and principal only strips are not subject to the requirement of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued by the Company after January 1, 2007. The Group is currently evaluating the effect of the adoption of SFAF No. 155 but it is not expected to have a material impact on the Group’s consolidated financial statements.

In July 2006, the FASB issued SFAS Interpretation No. 48, “Accounting for Uncertainty in Income Tax Positions”. This interpretation clarifies the application of SFAS No. 109, “Accounting for Income Taxes”, by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition to recognition, the interpretation provides guidance on the measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition and is effective for fiscal years beginning after December 15, 2006. The Group is evaluating the potential impact of this interpretation on the results of its future operations and financial condition.

C.	Research and development, patents and licenses, etc.

We spent approximately $1.7 million, $2.5 million and $2.3 million, respectively, on product design and development in each of fiscal 2006, 2005 and 2004. The expense in each year was primarily attributable to the salaries and wages for the technical staff and prototyping and design fees. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview—Product Design and Development and—Intellectual Property Rights.”

D.	Trend information.

See “Item 5.A—Operating and Financial Review and Prospects—Operating Results” and “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for discussion of the most significant recent trends in our business since the last fiscal year.

E.	Off-balance sheet arrangements.

The Company has no off-balance-sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that have, or are reasonably likely to have, a material effect on the Company’s financial condition, revenue and expenses, results of operations, liquidity, capital expenditures and capital resources.

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2006:

Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years
Capital Commitments (1)	$31,484	$31,484	—	—	—	—
Operating Lease Commitments (2)	$284,959	$163,675	$121,284	—	—	—
Purchase Obligations	—	—	—	—	—	—
Other Liabilities (3)	$500,000	$500,000	—	—	—	—

Total Contractual Obligations	$816,443	$695,159	$121,284	—	—	—

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	We have various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2008.
(3)	Includes minimum royalties payable.

Item	6. Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2006 are set forth below:

Name	Age	Position
Kwong Ho Sham	73	Chairman of the Board of Directors

John C.K. Sham (1)	43	President, Chief Executive Officer and Director

Brian Yuen (1)(2)	51	Chief Executive Officer, Global-Tech USA, Inc. and Director

Norris Lo Yan Lam (4)	52	Chief Operating Officer, Pentalpha Hong Kong Limited

Patrick Po-On Hui (2)(3)	48	Director

Ken Ying-Keung Wong (3)	57	Director

Barry J. Buttifant (3)	61	Director

Kin Shek Leung	42	Acting Chief Financial Officer

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.
(4)	Resigned May 3, 2006.

Kwong Ho Sham is our founder and has been our Chairman of the Board of Directors since our inception in 1963. Mr. Sham has expertise in the area of production engineering and manufacturing. He serves as the Honorary Chairman of the Hong Kong-Shantou Chamber of Commerce, Honorary Chairman of the Hong Kong Chiu Chou Plastics Business Association, and Honorary Chairman of the Overseas Chinese Association of Chiu Chou and was Honorary Chairman and Treasurer of the Hong Kong-Guangdong Committee for the Celebration of the Reunification.

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

Norris Lo Yan Lam was hired to serve as the Chief Operating Officer of the Company’s subsidiary, Pentalpha Hong Kong Limited, effective August 11, 2003. Prior to joining the company, Mr. Lam was President and Chief Executive Officer of Team Concepts Holding Limited, an electronic products manufacturing company. From March 1996 to June 2000, Mr. Lam served as General Manager of various subsidiaries of Mattel, Inc. Mr. Lam, prior to joining Mattel, worked in various sales and marketing positions, primarily in the toy industry. Mr. Lam subsequently resigned on May 3, 2006.

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

Barry John Buttifant has served as a director of Global-Tech since November 2003. He is currently the Managing Director of Hsin Chong International Holdings Limited; and the Alternate Director of Hsin Chong Construction Group Limited and Synergis Holdings Limited. Before joining Hsin Chong, Mr. Buttifant was an Operating Partner of Barings Private Equity Partners Asia Ltd. He also joined Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) in 2001 as the Managing Director and became the Advisor to the board of directors of Wo Kee Hong from 2002 to 2004. He was the Managing Director of IDT International Limited for over 8 years and had worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. Mr. Buttifant is an independent non-executive director of a number of listed companies in Hong Kong, including Giordano International Limited, Daiwa Associate Holdings Limited and Alltronics Holdings Limited.

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

The aggregate direct remuneration paid to all directors and senior management as a group (8 persons) during fiscal 2006 was approximately $1.8 million (including a housing allowance for two directors). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.	Board practices.

Our articles of association provide for a Board of Directors of not less than five or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified. Currently, there are six directors of which three are independent directors, serving on the board of the Company. See Item 6A – “Directors and senior management” for the service time of our directors.

Audit committee. The purpose of the audit committee is to fulfill the Board of Directors oversight responsibility to the shareholders, potential shareholders and the investment community relating to the integrity of the Company’s financial statements and the financial reporting process, the Company’s compliance with legal and regulatory requirements, the independent auditor’s qualification and independence, the performance of the Company’s independent auditors and the annual independent audit of the Company’s financial statements. In discharging its oversight role, the audit committee is empowered by the Company’s Board of Directors to investigate any matter brought to its attention. Such investigation can include but is not limited to full access to all books, records, facilities and personnel of the Company and the authority to retain outside counsel or other experts for this purpose.

The Company’s audit committee is governed by a written charter. The functions of the audit committee as enumerated in its charter include:

•	assisting the Board of Directors’ oversight of (1) the integrity of the Company’s financial statements and the financial reporting process, (2) the company’s compliance with legal and regulatory requirements, (3) the independent auditors’ qualifications and independence, (4) the performance of the Company’s independent auditors, and (5) the annual independent audit of the Company’s financial statements;

•	the direct responsibility for the appointment, compensation and retention of the independent auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

•	regularly reviewing with the independent auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent auditors’ activities or access to requested information;

•	meeting with the independent auditors to discuss the scope and plans of their audit engagement;

•	meeting with our financial management and independent auditors together, and periodically separately, to review matters relating to internal accounting controls over financial reporting;

•	reviewing our critical accounting policies and practices and other matters relating to our financial condition including any significant written communications between the independent auditors and management; and

•	reviewing with the Board of Directors any issues that arise with respect to the quality or integrity of the company’s financial statements, compliance with legal or regulatory requirements and the performance and independence of the independent auditors.

The audit committee is currently comprised of Barry J. Buttifant, Patrick Po-On Hui, and Ken Ying-Keung Wong. Mr. Barry J. Buttifant is the chairman of the audit committee.

On December 30, 2002, we announced that the Board of Directors had approved the appointment of Ernst & Young in Hong Kong as our independent auditors. Ernst & Young replaced PricewaterhouseCoopers in Hong Kong as our independent auditors for the fiscal year ending March 31, 2003. The appointment of Ernst & Young was based on the recommendation of the audit committee, which conducted a comprehensive review of alternatives regarding the firm that would conduct our independent audit. The decision to change auditors did not reflect any adverse position towards PricewaterhouseCoopers’ service to the Company. The appointment of Ernst & Young reflected that firm’s extensive experience in servicing companies similar to Global-Tech and the depth of resources that are available primarily in Hong Kong to service our account. Ernst & Young was reappointed as our independent auditor for the fiscal year ended March 31, 2006.

During fiscal 2006, the audit committee had one meeting with the independent auditors, Ernst & Young. In July 2006, the audit committee had a meeting with Ernst & Young as well as the Company’s financial executives to discuss the scope of the fiscal 2006 audit.

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2006, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Brian Yuen is considered not to be independent since he is also a member of management of the Company.

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

At March 31, 2004, 2005 and 2006, we employed 2,660, 3,057 and 2,383 persons, respectively, on a full-time basis. Of our employees at March 31, 2006, 86 were located in Hong Kong, 2,294 in China and 3 in Macau. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	1,845
Production management	28
Finance and administration	185
Receiving and warehousing	100
Quality control	100
Production engineering	38
Product design and development	45
Sales and marketing	34
Human resources	8

2,383

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2006, we employed a maximum of approximately 3,500 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2006 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	7,555,189	61.8%
Kwong Ho Sham(3)	7,555,189	61.8
John C.K. Sham(4)	8,332,394	68.2
Brian Yuen(5)	338,834	2.8
Barry J. Buttifant(6)	11,000	*
Patrick Po-On Hui(6)	18,218	*
Ken Ying-Keung Wong(6)	12,000	*
Kin Shek Leung(6)	8,550	*
Norris Lo Yan Lam (6)	10,000	*
All officers and directors as a group (8 persons)(7)	8,730,996	71.4

#	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after April 1, 2006, but no exercise of options covering our common shares held by any other person.
*	Less than 1%

(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)	Based on a schedule 13G/A filed with the SEC on February 13, 2006, Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 60% by Kwong Ho Sham and 40% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 42.9% by Kwong Ho Sham and 57.1% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(3)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited.
(4)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited and 400,000 common shares issuable to John C.K. Sham within 60 days after April 1, 2006 upon exercise of options granted under our 1997 and 2005 stock option plans. In September 2005, Mr. John C.K. Sham voluntarily agreed to the cancellation of options previously granted to him by the Company in the amount of 136,628 common shares.
(5)	Includes 286,628 common shares issuable to Brian Yuen within 60 days after April 1, 2006 upon exercise of options granted under our 1997 and 2005 stock option plans. Excludes 7,900 shares owned by the wife and son of Mr. Yuen who decline any beneficial ownership in such shares. In September 2005, Mr. Yuen voluntarily agreed to the cancellation of options previously granted to him by the Company in the amount of 140,607 common shares.
(6)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong, Norris Lo Yan Lam and Kin Shek Leung own less than 1% of the issued and outstanding common shares as of April 1, 2006.
(7)	Includes 7,555,189 common shares owned by Wing Shing Holdings Company and 741,396 common shares beneficially owned by or issuable to various officers and directors within 60 days after April 1, 2006 upon exercise of options granted under our 1997 and 2005 stock option plans. In September 2005, each of Mr. John C.K. Sham and Mr. Yuen voluntarily agreed to the cancellation of options previously granted to each of them by the Company in the amount of 136,628 and 140,607 common shares, respectively.

Our directors and senior management do not have different voting rights.

1997 stock option plan. Our 1997 stock option plan was adopted by our Board of Directors in September 1997. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees, and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the Board of Directors, or a committee of directors appointed by the Board, which determines

•	the terms of options, including the exercise price,

•	the number of common shares subject to the option, and

•	the terms and conditions of exercise.

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

The total number of common shares available for options under the plan is 1.6 million shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	In September 1997, 322,000 common shares to employees and a consultant with an exercise price of $14.50 per share;

•	In March 1998, 268,800 common shares to employees and consultants with an exercise price of $19.00 per share;

•	In August 1998, 250,000 common shares to two directors with an exercise price of $8.31 per share;

•	In April, May and December 1998, 33,000 common shares to two officers, employees and a consultant with an exercise price of $19.00 per share;

•	In April 1999, 50,000 common shares to a consultant, with 15,000 common shares with an exercise price of $4.75 per share and 35,000 common shares with an exercise price per share equal to the prevailing market price at the time of vesting;

•	In October 1999, 50,000 common shares to an officer with an exercise price of $5.00 per share;

•	In March 2000, 208,100 common shares to directors, employees and a consultant with an exercise prices ranging from $5.00 to $19.00 per share;

•	In October 2000, 2,500 common shares to a consultant with an exercise price of $5.75 per share;

•	In April 2000 and March 2001, 12,700 common shares to ten employees with an exercise price of $6.25 per share;

•	In May 2001, 300,000 common shares to three directors with an exercise price of $4.75 per share;

•	In June 2001, 12,000 common shares to one new director with an exercise price of $6.25 per share;

•	In November 2002, 9,400 common shares to an officer and employees with an exercise price of $4.55 per share;

•	In November 2003, 12,000 common shares to one new director with an exercise price of $7.60 per share;

•	In December 2003, 240,000 to three directors, 15,000 to two officers and 94,000 to employees all at an exercise price of $7.64 per share, and 20,000 to an officer at an exercise price to equal the fair market value on the four anniversaries of date of hire; and

•	In March 2006, 216,030 common shares to four directors, 100,000 shares to a consultant and 180,000 shares to employees all at an exercise price of $3.90 per share.

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

During fiscal 2006, a total number of 347,538 shares with an exercise price of $6.25 granted to two directors and a consultant were voluntarily cancelled. 21,500 shares with an exercise price ranging from $6.25 to $7.64 were forfeited upon the resignation of the relevant participants, and 2,500 shares with an exercise price of $5.75 expired.

2005 stock option plan. Our 2005 stock option plan was adopted by our Board of Directors in October 2005. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees, and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the Board of Directors, or a committee of outside directors appointed by the Board, which determines

•	the terms of options, including the exercise price,

•	the number of common shares subject to the option, and

•	the terms and conditions of exercise.

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

The total number of common shares available for options under the plan is 1.8 million shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	In March 2006, 313,970 shares were granted to two directors with an exercise price of $3.90.

1999 employee stock purchase plan. Our 1999 employee stock purchase plan was adopted by our Board of Directors in January 1999. The plan was approved by our stockholders at our annual meeting of stockholders in March 1999. The total number of common shares which may be granted under the plan is 180,000 common shares. Stock grants may be awarded under the plan to our employees, including officers and directors, and our non-employee directors and consultants in consideration for their service to us. As of March 31, 2006, we have granted, in the aggregate, net of forfeiture, 60,753 common shares under the plan.

The plan is administered by our Board of Directors, or a committee of the board, which determines:

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

Lite Array stock option plan. In conjunction with the acquisition of Lite Array on May 31, 2001, our subsidiary, Global Lite Array, established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of a subsidiary Global Lite Array and not of the Company. Under this plan, the following options were outstanding as of March 31, 2006.

•	800,000 options at an exercise price of $0.34 per share issued to four directors. These options were fully vested on May 31, 2004 and will expire on May 31, 2011.

•	30,000 options at exercise prices ranging from $0.20 to $1.50 per share issued to an employee. These options will expire during the period on May 31, 2006.

•	20,000 options at an exercise price of $0.34 per share issued to an employee. These options will expire on November 12, 2012.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2006 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Wing Shing Holdings Company Limited(1)	7,555,189	61.8%
Heartland Advisors, Inc.(2)	1,181,200	9.7
Porter Felleman Inc.(3)	651,700	5.3

(1)	Based on a schedule 13G/A filed with the SEC on February 13, 2006 Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 60.0% by Kwong Ho Sham and 40.0% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 42.9% by Kwong Ho Sham and 57.1% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(2)	Based on a Schedule 13G/A filed with the SEC on February 3, 2006, Heartland Advisors, Inc. reported share voting and dispositive power over 1,181,200 common shares. As provided in its Schedule 13G/A filed September 8, 2006, Heartland Advisors reported share voting and dispositive power over 598,400 shares common shares.
(3)	Based on a Form 13F-HR filed with the SEC on February 15, 2005, Porter Felleman Inc. reported sole voting authority over 618,200 common shares and shared voting authority over 33,500 common shares.

Our major shareholders have the same voting rights as all holders of our common stock.

As of August 31, 2006, approximately 33.5%, or 4,322,614 of our outstanding common shares were held in the United States by 8 holders registered on the books of our transfer agent.

To the best of our knowledge, and other than as disclosed in this annual report, we are not directly or indirectly controlled or owned by any other corporation, foreign government or any other natural or legal person, and we are not subject to any arrangements the operation of which may at a subsequent date result in a change in control of Global-Tech.

B. Related party transactions.

Lease and Car Rental Agreements with Related Companies:

•	On December 1, 2004, we entered into an amendment of a lease agreement with Wing Shing Products Company Limited, a company owned by the Sham family. The amendment included leasing approximately 14,680 square feet of the 25,690 square feet of space previously leased for our former executive offices and warehouse. Under the amended lease, we pay annual rent of approximately $102,000, which is at fair market value. The amended lease was effective from December 1, 2004 and expired on March 31, 2006, but was renewed on May 15, 2006, effective from April 1, 2006 for a further two years.

•	On December 1, 2004, we entered into an amendment of a lease agreement with Kenmore Assets Limited, a company owned by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,100. The rent is at fair market for such a property, which is used to accommodate business visitors from overseas. The amended lease was effective from December 1, 2004 and expired on March 31, 2006. The lease agreement was renewed at the same rate on April 1, 2006. The lease can be terminated by either party by giving one-month’s notice.

•	We rent two company cars from Wing Shing Fat Investment Limited and one from Wing Shing Products Co. Ltd. Both companies are owned by the Sham family. Monthly rentals for the three vehicles are approximately $3,500, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicles.

•	On June 15, 2003, we entered into a lease for office space located on the 12th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited effective from April 1, 2003 which expired on March 31, 2006. The lease was subsequently renewed on May 15, 2006. The total office space is approximately 7,400 square feet. We leased this office for the product development group of our display business but subsequently relocated our administrative group into this space. Annual rent for this space is approximately $51,000, which is at fair market value.

•	Effective from April 1, 2005, we entered into a 12-month lease for office space located on the 13th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited. The total office space is approximately 3,670 square feet. We leased this office for the product development group for our core business. Annual rent for this space is approximately $20,000, which is at fair market value. Subsequent to the end of fiscal 2006, we vacated this space.

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

Loan to a Director

In October 1999, we made a loan to a director for the purchase of a residence. The loan was in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and was secured by a mortgage on the property. The loan was payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Such loan payments were forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. The loan was satisfied in full in fiscal 2006.

Our Policy Concerning Certain Transactions

All transactions with our executive officers and directors must be approved by a majority of our directors who are neither our officers nor employees.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated statements and other financial information.

Our consolidated financial statements for fiscal 2004 have been audited by an independent auditor in accordance with generally accepted auditing standards in the United States of America, whereas fiscal 2005 and 2006 have been audited by the same independent auditor in accordance with the standards of the Public Company Accounting Oversight Board (United States). A consolidated balance sheet is presented for each of fiscal 2005 and 2006 along with a consolidated statement of operations, statement of cash flow and statement of changes in shareholders’ equity which are presented for each of fiscal 2004, 2005 and 2006. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitute all of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 25(a) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

The trial on Sunbeam’s claims for indemnity and the claim of our subsidiary for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam approximately $2,450,949 against Global-Tech and its subsidiary, and (ii) in favor of our subsidiary on its claim for breach of contract and awarded our subsidiary $6,600,000. The District Court entered a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, awarding Sunbeam approximately $3,430,694 and our subsidiary approximately $6,632,910. Our subsidiary filed a motion to reconsider the calculation of prejudgment interest, which the Court denied. Sunbeam moved for judgment notwithstanding the verdict and for a new trial. Sunbeam argued, among other things, that our subsidiary should be denied any recovery and, alternatively, that any recovery by our subsidiary should be limited to $1,000,000. The District Court denied these motions by an order entered April 12, 2004. Sunbeam appealed on May 10, 2004. Global-Tech and its subsidiary cross-appealed on May 21, 2004. The United States Court of Appeals for the 11th Circuit heard oral argument on the appeal on March 1, 2005.

By decision dated August 12, 2005, the Court of Appeals for the 11th Circuit affirmed the judgment in so far as Sunbeam appealed from it and affirmed the judgment in so far as Global-Tech and its subsidiary appealed from it, except that the Court reversed the district court’s calculation of prejudgment interest and remanded for a recalculation of our subsidiary’s prejudgment interest from June 30, 2001. The mandate of the Court of Appeals was issued on September 12, 2005. The time for Sunbeam to petition for certiorari to the United States Supreme Court has expired.

Our subsidiary moved in the District Court for an amended judgment to fix the amount of interest to which it is entitled. Sunbeam opposed the motion on the grounds that our subsidiary has not properly calculated the interest to which it is entitled. By amended judgment dated December 12, 2005, the District Court awarded Pentalpha prejudgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of Pentalpha as of February 11, 2004 to $8,007,849 and leaving unchanged the judgment entered against Pentalpha in favor of Sunbeam.

On December 23, 2005, Pentalpha filed a notice of appeal to the U.S. Court of Appeals for the Eleventh Circuit. Pentalpha filed its brief on January 25, 2006, arguing that the district erred in failing to award it prejudgment interest until the final amended judgment in December 12, 2005. The appeal has been fully briefed and is scheduled for oral argument in the Court of Appeals on November 15, 2006.

Sunbeam has posted a bond in the amount of $5,163,076, which is attached pursuant to the September 7, 2005 order of the district court in the action SEB S.A., v. Montgomery Ward et al., pending in the United States District Court for the Southern District of New York, and further described below.

SEB v. Montgomery Ward

After dismissal of the action in the District Court in New Jersey, SEB commenced an action on August 28, 1999 in the U.S. District Court for the Southern District of New York against Global-Tech, one of its subsidiaries and Montgomery Ward, then a customer, for infringement of SEB’s patent relating to a deep fryer model. On December 15, 1999, the District Court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt against our subsidiary based upon the sale of a modified deep fryer product by our subsidiary. While that motion was pending, Montgomery Ward filed for bankruptcy protection. That filing stayed the action as against Montgomery Ward. On March 20, 2001, the District Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. However, the District Court denied SEB’s application for a contempt citation. SEB then moved to amend its complaint to add certain of our other subsidiaries and John C.K. Sham as additional defendants. The District Court, in an opinion dated September 30, 2002, denied SEB’s motion to amend to add additional defendants and denied the motion of Global-Tech to dismiss for lack of personal jurisdiction. Global-Tech and its subsidiary moved on December 3, 2002, for summary judgment on liability on the grounds that neither engaged in any conduct that infringed the patent because of the extraterritoriality of their acts and for summary judgment on the claim of SEB for lost profits. The District Court heard oral argument on this motion on March 24, 2004.

SEB has also moved for an order attaching the judgment in favor of our subsidiary in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties resolved the motion by consenting to an order that requires us and our subsidiary, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. On August 19, 2005, our subsidiary notified SEB that it anticipated taking action to enforce the judgment against Sunbeam from the District Court for the Southern District of Florida. On August 24, 2005, SEB served a renewed motion to attach the entire proceeds of the judgment. The Court attached the entire judgment by order dated September 7, 2005. Our subsidiary filed a motion on September 22, 2005 to reduce the amount of the attachment to no more than $500,000. SEB has opposed the motion of our subsidiary. The District Court heard oral arguments on November 8, 2005, but denied our motion to reduce the amount of the attachment.

By decision and memorandum dated January 5, 2006, the District Court denied our motion for summary judgment.

The District Court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that the Company and its subsidiary has infringed the SEB patent in violation of 35 U.S.C. § 271 (a) and (b), with respect to both the original deep fryer and the modified deep fryer, that the infringement with respect to both deep fryers were willful and that SEB was entitled to a reasonable royalty in the total amount of $4,650,000, representing $3,600,000 for its sales to Sunbeam, $540,000 for sales to Fingerhut and $510,000 for sales to Montgomery Ward.

Both sides have made post-trial motions. Our company has moved for judgment as a matter of law on a wide range of issues and for a new trial. SEB has moved to enhance damages with the addition of treble damages, prejudgment interest and attorneys’ fees. The motions have not been fully briefed and are scheduled for oral argument on September 27, 2006. The conference was adjourned on September 26, 2006 until further notice from the District Court. The outcome of the post-trial motions is uncertain and the District Court has not yet entered any judgment based upon the jury verdict. Accordingly, the amount of the judgment, as well as the timing of its entry are uncertain.

We have accrued for a loss contingency in respect of this litigation in our consolidated balance sheet as at March 31, 2006 in an amount of $4,650,000. An adverse decision in the above action relating to prejudgment interest or treble damages would have a material adverse effect on our results of operations and financial condition.

Sunbeam v. Wing Shing Products

On February 23, 2001, Sunbeam commenced an adversary proceeding against our subsidiary, Wing Shing Products, in the U.S. Bankruptcy Court for the Southern District of New York asserting that Sunbeam owned U.S. Patent No. Des. 348,585 or had a permanent license to use it. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent.

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

On August 24, 2005, the United States Court of Appeals for the Federal Circuit affirmed the $2,304,403 judgment that the United States Bankruptcy Court for the Southern District of New York had entered on March 15, 2004, in favor of Global-Tech’s subsidiary, Wing Shing Products (BVI) Ltd., against Sunbeam Products, Inc. The Court of Appeals cased its mandate on September 14, 2005 for Sunbeam to file a petition for a writ of certiorari to the United States Supreme Court.

On January 9, 2006, the United States Supreme Court denied the petition of Sunbeam for a writ of certiorari. On or about January 12, 2006, Sunbeam wire transferred $2,353,581 to our subsidiary. Our subsidiary provided a satisfaction of judgment to Sunbeam and released the bond that Sunbeam had previously posted to secure the judgment. This matter has therefore been concluded.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products, our subsidiary commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the Bankruptcy Court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the District Court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The District Court at that time directed the parties to conclude discovery by the end of 2004. Discovery has been substantially competed. Simatelex then moved for summary judgment on the ground that it is not subject to the personal jurisdiction of the New York court and that it did not infringe the design patent because its acts occurred in Asia. Our subsidiary has moved for summary judgment on the ground that Simatelex has infringed the design patent. The District Court again stayed the action by order dated April 18, 2005, pending the resolution of the decision of the Court of Appeals for the Federal Circuit in the action Sunbeam v. Wing Shing.

Given the August 24, 2005 decision of the Court of Appeals for the Federal Circuit, the District Court by order dated September 14, 2005, lifted the stay and directed that discovery be completed by November 1, 2005.

On November 7, 2005, the parties filed cross-motions for summary judgment on the issue of liability for design patent infringement. The district court has not yet acted on those motions but has scheduled oral argument for October 24, 2006. If the District Court does not grant the anticipated motion of Simatelex for summary judgment, a trial will be required.

Wing Shing Products v. Sunbeam Products and Simatelex

On May 9, 2006, our subsidiary filed an action in the United States District Court for the Southern District of New York against Sunbeam Products, Inc. and Simatelex Manufactory Co. Ltd. for infringement of United States Patent Des. No. 348,585 based on sales of their coffeemakers designated as the AR Series and the Mr. Coffee Commercial. Defendants have responded to the complaint and counterclaimed for a declaratory judgment that the patent is invalid.

The Court has entered a scheduling order directing the completion of discovery by March 15, 2007.

Best Hero Limited v. Pentalpha Hong Kong Ltd.

On October 11, 2004, Best Hero Limited (“Best Hero”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against our subsidiary Pentalpha Hong Kong Limited (“Pentalpha”) for payment of $4,250,400. The claim relates to two purchase orders issued by Pentalpha on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels at a total purchase price of $4,620,000. However, the quality of the initial shipment of LCD panels which were paid for was determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that our subsidiary has repudiated the contract and instituted the present legal proceedings to claim for damages. We intend to defend the action on the grounds that we were justified in rejecting the goods for breach of conditions as to description and sample on the part of Best Hero. A Defence and Counterclaim was filed by Pentalpha in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to the Counterclaim on January 11, 2005. The discovery of documents in this action has been completed and the parties are now in the course of preparing their respective witness statements.

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

We have accrued for a loss contingency in respect of this litigation in our consolidated balance sheet as at March 31, 2006 in an amount which is less than the claim against us but represents our best estimate of the most likely outcome resulting from this litigation.

Global Display Limited v. Mico Electric (Hong Kong) Limited

On September 9, 2005, Global Display Limited (“Global Display”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against Mico Electric (Hong Kong) Limited (“Mico”) for payment of $540,000. The claim relates to a purchase contract entered into between the parties on or about November 2004 (“the Contract”) under which Mico agreed to purchase from Global Display 1,500 LCD TVs at a total purchase price of $540,000. Mico refused to accept delivery of the said 1,500 pieces and alleged that the LCD TVs did not comply with their requirements. It is the position of Global Display that Mico’s refusal to accept delivery of the said LCD TV’s constitutes a breach of the Contract and after taking legal advice, Global Display instituted the present legal proceedings to claim against Mico for the purchase price and/or damages under the Contract. Mico has filed an Acknowledgment of Service to contest the proceedings and is required to file a Defence within the prescribed time limit.

An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition.

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2002, 2003, 2004, 2005 and 2006 were provision for legal fees of approximately $285,000, $98,000, $230,000, $190,000 and $144,000 in relation to certain of the above cases. Unless noted above, we have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

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

B.	Significant changes.

There have been no significant changes since the date of the financial statements included in this annual report except as set out below:

(1)	On April 2006 a subsidiary of the Company executed a joint venture agreement with Anwell Technologies Limited (“Anwell”) to explore synergies related to the production of OLED systems. The share capital of the subsidiary was established at $8 million being the value attributed to the total assets related to our OLED clean room and equipment, know-how and development program. We sold 70% of the subsidiary to Anwell in exchange for a $5.6 million convertible note. Our contribution to the venture amounted to approximately $2.0 million, which equaled the net book value of tangible assets transferred to the venture.

(2)	In the first quarter of fiscal 2007 the Company reduced its Hong Kong staff by 28 people and incurred a cost of $500,000 in severance. Annualized savings of $1 million are anticipated from this headcount reduction.

(3)	Global Appliance Holdings Limited entered into an agreement on August 1, 2006, to sell a 30% interest in Global Auto Limited (formerly known as Lite Array (OLED) H.K. Limited) to an independent third party. Global Auto Limited intends to enter the car audio replacement market.

Item 9. The Offer and Listing.

A.	Offer and listing details.

Our common shares began trading on the New York Stock Exchange, or NYSE, under the symbol “GAI” on April 8, 1998. The following table lists the high and low market prices on the NYSE for the periods indicated.

	High	Low
Fiscal 2002:
Annual	6.35	4.55

Fiscal 2003:
First Quarter	5.00	4.60
Second Quarter	4.93	4.15
Third Quarter	4.77	3.87
Fourth Quarter	5.20	4.43
Annual	5.20	4.43

Fiscal 2004:
First Quarter	5.90	4.50
Second Quarter	8.45	5.00
Third Quarter	9.59	6.90
Fourth Quarter	9.90	8.00
Annual	9.90	4.50

Fiscal 2005:
First Quarter	9.75	7.59
Second Quarter	9.83	8.15
Third Quarter	9.40	7.16
Fourth Quarter	8.95	6.73
Annual	9.83	6.73

Fiscal 2006:
First Quarter	7.20	4.85
Second Quarter	6.24	4.72
Third Quarter	5.13	3.53
Fourth Quarter	4.75	3.64
Annual	7.20	3.53

Fiscal 2007:
First Quarter	4.00	3.17

Six Month Period:
August 2006	3.04	2.40
July 2006	3.27	2.93
June 2006	3.41	3.17
May 2006	3.95	3.41
April 2006	4.00	3.83
March 2006	4.25	3.77

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

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

(b)    NOT independent if:

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

(iii)  (A) The director or an immediate family is a current partner of a firm that is the Company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time;

Global-Tech considers whether its board members meet the requirements of being “independent.”

Rules	Requirements	Company Compliance

(iv)   The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)    The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s gross revenues.

303A.03 Executive Sessions	To empower non-management directors to serve as a more effective check on management, the non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors do not hold regularly scheduled sessions without management.

303A.04 Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	It is not mandatory for Global-Tech to have a nominating and corporate governance committee.

303A.05 Compensation Committee	Listed companies must have a compensation committee composed entirely of independent directors.	Mr. Brian Yuen, one member of Global-Tech’s compensation committee, is not considered independent since he is a member of management of the Company.

303A.06 Audit Committee	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee comprised entirely of independent directors and otherwise comply with Rule 10A-3.

303A.07 Audit Committee Additional Requirements

(a)    The audit committee must have a minimum of three members;

(b)    All audit committee members must satisfy the requirements for independence set out in Section 303A.02;

(c)    The audit committee must have a charter; and

(d)    Each listed company must have an internal audit function.

It is not mandatory for Global-Tech to comply with this provision.

303A.08 Shareholder Approval of Equity Compensation Plans	The NYSE Standards requires shareholder approval of all equity compensation plans and material revisions to such plan.	It is not mandatory for Global-Tech to comply with this provision.

Rules	Requirements	Company Compliance
303A.09 Corporate Governance Guidelines	Listed companies must adopt and disclose corporate governance guidelines.	It is not mandatory for Global-Tech to comply with this provision.

303A.10 Code of Business Conduct and Ethics	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Global-Tech has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

303A.11 Foreign Private Issuer Disclosure	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards	As presented in this document

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

(c)    Each listed company must submit an executive Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmation must be in the form specified by the NYSE.

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

CEO Certification

There is no requirement that the Chief Executive Officer must certify annually to the NYSE that he knows of no violation by the Company relating to corporate governance. Also the Chief Executive Officer must notify the NYSE in writing if an executive officer of the Company becomes aware of any material non-compliance of the NYSE corporate governance listing requirements, notwithstanding our status as a foreign private issuer.

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

On March 17, 2006, we contributed our OLED fixed assets (including a clean room and prototyping equipment) in Dongguan Lite Array Company Limited into Lite Array Holdings Limited (“Lite Array”) and also transferred all of our know-how and personnel associated with our OLED development program into Lite Array.

Effective April 3, 2006, we sold 70% of Lite Array to Anwell Technologies Limited (“Anwell”) a publicly listed company in Singapore for a $5.6 million convertible note. The transaction is expected to result in a net gain when recorded.

Lite Array will continue to operate in our Dongguan facility and will leverage the design and manufacturing capabilities of both Anwell and ourselves to pursue potential opportunities in the OLED market. The key objective of Lite Array is to design and implement a significantly improved and less costly process for manufacturing OLEDs.

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

Sale or other disposition of common shares. Generally speaking, in connection with the sale or other taxable disposition of our common shares:

•	you will recognize gain or loss equal to the difference (if any) between the amount realized on such sale or other taxable disposition, and your adjusted tax basis in such common shares;

•	any gain or loss will be a capital gain or loss and will be long term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	any gain or loss will generally be treated as having a U.S. source for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses will be subject to limitations.

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

Woolworth Building

233 Broadway

New York, New York 10279

175 W. Jackson Boulevard

Suite 900

Chicago, Illinois 60604

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, NE, Room 1580, Washington, DC 20549 or by calling the SEC at 1 800 SEC 0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I.	Subsidiary information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to the impact of foreign currency fluctuations, interest rate changes and the potential increases in cost of plastic resins and metals. We have not entered into foreign currency hedge, interest rate swaps or commodity futures for speculative purposes or otherwise.

We sell a majority of our products in U.S. dollars and pay for our materials and components in U.S. dollars, Hong Kong dollars and Chinese Renminbi. We pay labor and overhead expenses in Renminbi, Hong Kong dollars and U.S dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong Government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong. Consequently, the Company has not experienced any currency exchange risk exposure relating to the Hong Kong dollar in the past. This could change in the future if those in Hong Kong who are proposing a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar.

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar has been stable. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities have therefore taken their first step towards a floating currency. This reform will cost U.S. companies more to buy Chinese products. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our manufacturing operations in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 25.5% and 10.8% of our net sales in fiscal 2005 and 2006, respectively. We believe any future appreciation of the Renminbi would result in an increase in our operating costs in China and materially impact our financial results. A 1% appreciation in the Renminbi would increase our operating costs by approximately US$80,000. As of March 31, 2006, the exchange rate was 8.0617 and as of September 26, 2006 the exchange rate was 7.9135, a 1.3% appreciation since our fiscal year end. Our foreign currency exposure in our assets and liabilities were immaterial at March 31, 2006.

Our primary interest rate risk exposure results from floating rate debt. At the beginning fiscal 2005, all of our long-term debt consisted of floating rate debt and we had an aggregate outstanding long-term debt of $374,000. As of March 31, 2005, all our long-term debt had been repaid. From April 2005 to November 2005 we utilized our Hong Kong dollar overdarft facilities under our line of credit averaging approximately US$700,000 for the eight month period. Our overdraft interest rate was 7.75%. Since the Hong Kong dollar is pegged to the U.S. dollar, we might have to bear higher interest expense for any future bank loans if U.S. interest rates continue to increase. We currently do not hedge our exposure to floating interest rate risk and have no debt outstanding denominated in currencies other than the U.S. dollar.

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins and various metals. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids, which may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase prices to offset plastic resin price increases. Currently, plastic resin prices are increasing significantly due to the international supply and demand for oil and the political instability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these cost increases on to our customers. Our total purchase of plastic resins in fiscal 2004, 2005 and 2006 were $11.0 million, $12.0 million and $13.3 million, respectively. If plastic resins prices in fiscal 2007 were to increase on an average of 10.0% from March 31, 2006 prices, and assuming we use the same amount of plastic resins as during fiscal 2006, the additional annual expense to us in fiscal 2007 would be approximately $1.3 million. As of August 31, 2006, resin prices had already increased over 25% from their March 31, 2006 level and our customers are still not willing to compensate us in any way for the additional cost.

We also use significant quantities of stainless steel and copper wire. Our total purchases of steel and other metal products (excluding copper wire) in fiscal 2004, 2005 and 2006 were approximately $1.3 million, $1.9 million and $4.5 million, respectively. If metal prices were to increase 10% in fiscal 2007 from fiscal 2006 and we use the same quantities and mix of metal, the additional expense to us would be approximately $450,000. Copper used primarily in our electric motors and wiring has been particularly volatile. Our purchases of copper wire in fiscal 2006 amounted to approximately $300,000. The spot price in cents per pound has risen from 135.85 as of March 31, 2004 to 248.80 as of March 31, 2006. Since our year end copper increased a further 39% to 346.90 as of August 31, 2006 and to date we have not received any pricing relief for any of these cost increases.

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

Item 15. Controls and Procedures.

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

In making its assessment of internal control as of March 31, 2006, the Company’s independent auditors notified us that they had identified inadequate knowledge of U.S. GAAP in its internal accounting staff as a material weakness. Management recognizes that complex accounting issues initially were not fully applied or understood completely and the internal staff had to be advised by external consultants on the appropriate application of the relevant standards. All necessary corrections were made well prior to any public announcements or filings with the SEC. Management recognizes the need to enhance its accounting staff’s U.S. GAAP knowledge and the Company has began to implement corrective action, including hiring additional experienced staff, and improving the process to identify and evaluate complex U.S. issues and new accounting standards. It also believes that external resources will continue to be necessary to advise our internal accounting staff if it is to remain current with the voluminous pronouncements and standards that constitute the body of U.S. GAAP.

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

Item 16. [Reserved].

Not applicable.

Item 16A. Audit Committee Financial Expert.

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

The audit committee is currently comprised of three independent directors, Barry J. Buttifant, Patrick Po-On Hui and Ken Ying-Keung Wong. Mr. Buttifant is the chairman of the audit committee. The board of directors has determined that Barry J. Buttifant meets or exceeds the training, knowledge and requirements for a financial expert (“as defined”) and is thus designated as the Company’s financial expert on the audit committee. We have to file Section 303A Foreign Private Issuer Annual Written Affirmation as required by NYSE to assert the independence of our audit committee members and other matters within 30 days of the date a company files its report on Form 20-F with the U.S. Securities and Exchange Commission.

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors. See Item 6.A – Directors and senior management for his biography.

Item 16B. Code of Ethics.

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 16C. Principal Accountant Fees and Services.

Ernst & Young became our independent auditors in fiscal 2003. Fees payable for the fiscal years ended March 31, 2006 and 2005 to Ernst & Young are detailed below:

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2005
Audit fees	$219,000	$165,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	4,000	Nil

Total fees	$223,000	$165,000

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

All Other Fees. The services include the statutory audit and review of documents filed with the SEC.

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

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See pages F-1 through F-45 incorporated herein by reference.

Item 19. Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 29, 2006

GLOBAL-TECH APPLIANCES INC.

By:	/s/ JOHN C.K. SHAM
John C.K. Sham
President and Chief Executive Officer

Audited Financial Statements

GLOBAL-TECH APPLIANCES INC.

(Incorporated in the British Virgin Islands with limited liability)

March 31, 2005 and 2006

GLOBAL-TECH APPLIANCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Global-Tech Appliances Inc.:

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. (the “Company”) and its subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Appliances Inc. and its subsidiaries at March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Hong Kong

August 4, 2006

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND 2006

	2005	2006
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	8,790,594	27,313,746
Restricted cash	430,974	—
Callable deposit	5,000,000	—
Short-term investments	33,966,281	18,715,682
Accounts and bills receivable, net	7,194,894	8,446,502
Prepaid expenses	601,610	252,585
Deposits and other assets	1,722,285	1,677,041
Legal claims receivable	—	4,577,186
Inventories	14,056,562	10,780,816

Total current assets	71,763,200	71,763,558

Loan to a director	76,667	—
Property, plant and equipment, net	27,779,778	24,164,775
Land use rights, net	2,191,759	2,151,444
License, net	2,201,124	—

Total assets	104,012,528	98,079,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	37,507	37,698
Accounts payable	5,258,005	5,075,248
Salaries and allowances payable	730,976	587,717
Accrued expenses	3,061,568	3,797,401
Accrual for contingent losses	810,000	5,464,134
Income tax payable	3,698,237	3,730,043

Total current liabilities	13,596,293	18,692,241

Deferred tax liabilities	142,888	38,619

Total liabilities	13,739,181	18,730,860

Minority interests	12,528	—

Shareholders’ equity:
Common stock, par value US$0.01; 50,000,000 shares authorized; 12,902,755 shares issued as of March 31, 2005 and 2006	129,028	129,028
Preferred stock, par value US$0.01; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	83,264,716	83,030,824
Retained earnings	12,103,067	879,673
Accumulated other comprehensive losses	(742,545)	(197,161)
Less: Treasury stock, at cost, 679,147 shares as of March 31, 2005 and 2006	(4,493,447)	(4,493,447)

Total shareholders’ equity	90,260,819	79,348,917

Total liabilities and shareholders’ equity	104,012,528	98,079,777

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	2004	2005	2006
	US$	US$	US$
Net sales	66,901,315	41,851,163	73,812,100

Cost of goods sold	(52,942,382)	(44,595,004)	(69,816,822)

Gross profit (loss)	13,958,933	(2,743,841)	3,995,278

Selling, general and administrative expenses	(19,018,822)	(16,053,820)	(18,010,869)
Other operating income (loss)	—	(810,000)	2,379,964

Operating loss	(5,059,889)	(19,607,661)	(11,635,627)
Interest expense	(17,589)	(9,855)	(55,435)
Interest income	851,066	976,753	1,278,093
Other income (expenses), net	427,814	31,589	(846,015)

Loss from operations before income taxes	(3,798,598)	(18,609,174)	(11,258,984)
Benefit (provision) for income taxes	(107,767)	(33,650)	22,998

Net loss before minority interests	(3,906,365)	(18,642,824)	(11,235,986)
Minority interests	—	19,525	12,592

Net loss	(3,906,365)	(18,623,299)	(11,223,394)

Basic and diluted loss per common share	(0.32)	(1.52)	(0.92)

	Number	Number	Number
Basic and diluted weighted average number of shares outstanding	12,152,592	12,214,800	12,223,608

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 and 2006

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive losses	Total shareholders’ equity
Balance as of March 31, 2003	12,830,000	(689,147)	128,300	81,753,145	34,682,164	(4,600,127)	(622,163)	111,341,319

Net loss for the year	—	—	—	—	(3,906,365)	—	—	(3,906,365)
Other comprehensive income:
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

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 and 2006

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive losses	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2004	12,857,045	(679,147)	128,570	84,226,550	30,726,366	(4,493,447)	(555,498)	110,032,541

Net loss for the year	—	—	—	—	(18,623,299)	—	—	(18,623,299)

Other comprehensive loss:
• unrealized loss on available-for-sale securities, net of income tax of US$nil	—	—	—	—	—	—	(116,846)	(116,846)

• reclassification adjustment for gains net of losses included in net loss for the year	—	—	—	—	—	—	(36,219)	(36,219)

• foreign currency translation adjustments	—	—	—	—	—	—	(33,982)	(33,982)

Total net comprehensive loss								(18,810,346)

Stock compensation expense reversed on options granted	—	—	—	(1,247,061)	—	—	—	(1,247,061)

Shares issued on exercise of options	45,710	—	458	285,227	—	—	—	285,685

Balance as of March 31, 2005	12,902,755	(679,147)	129,028	83,264,716	12,103,067	(4,493,447)	(742,545)	90,260,819

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 and 2006

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive losses	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2005	12,902,755	(679,147)	129,028	83,264,716	12,103,067	(4,493,447)	(742,545)	90,260,819

Net loss for the year	—	—	—	—	(11,223,394)	—	—	(11,223,394)

Other comprehensive income (loss):
• unrealized gain on available-for-sale securities, net of income tax of US$nil	—	—	—	—	—	—	199,290	199,290

• reclassification adjustment for gains net of losses included in net loss for the year	—	—	—	—	—	—	(116,076)	(116,076)

• foreign currency translation adjustments	—	—	—	—	—	—	462,170	462,170

Total net comprehensive loss								(10,678,010)

Stock compensation expense provided on options granted	—	—	—	112,600	—	—	—	112,600

Stock compensation expense reversed on options granted	—	—	—	(346,492)	—	—	—	(346,492)

Balance as of March 31, 2006	12,902,755	(679,147)	129,028	83,030,824	879,673	(4,493,447)	(197,161)	79,348,917

The accompanying notes are an integral part of these financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 and 2006

	2004	2005	2006
	US$	US$	US$
Cash flows from operating activities:
Net loss	(3,906,365)	(18,623,299)	(11,223,394)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interests in loss of a subsidiary	—	(19,525)	(12,592)
Amortization	916,163	774,353	404,028
Depreciation	5,011,615	4,845,764	4,345,648
Loss on disposal of property, plant and equipment	22,354	167,566	8,477
Loss on disposal of a callable deposit	—	—	349,599
Provision for impairment of property, plant and equipment	—	1,532,345	783,802
Provision for impairment of license	—	—	1,861,640
Provision for impairment of patents	—	203,828	—
Loss on disposal of short-term investments, net	—	6,567	141,251
Net provision for (write-back of) accounts receivable	(967)	11,756	—
Provision for inventory obsolescence	128,491	3,773,979	1,413,534
Provision for (reversal of) stock compensation expense on options granted, net	2,355,319	(1,247,061)	(233,892)
Issuance of treasury stock in lieu of consultancy fee	57,247	—	—
Deferred tax expense (benefit)	78,528	—	(104,998)
Changes in operating assets and liabilities:
Accounts and bills receivable, net	257,070	2,784,387	(1,251,608)
Prepaid expenses	(349,983)	(42,056)	349,025
Deposits and other assets	533,941	216,287	45,244
Inventories	(1,429,836)	(9,022,086)	1,862,212
Legal claims receivable	—	—	(4,577,186)
Promissory note and related interest receivable, net	2,272	—	—
Accounts payable	(22,713)	127,418	(182,757)
Fees payable for land use rights	(181,984)	(91,019)	—
Salaries and allowances payable	92,146	53,537	(143,259)
Accrued expenses	508,995	1,024,380	735,833
Accrual for contingent losses	—	810,000	4,654,134
Income tax payable	25,654	(54,888)	31,806
Exchange adjustments	—	(7,372)	—

Net cash provided by (used in) operating activities	4,097,947	(12,775,139)	(743,453)

(To be continued)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 and 2006 (continued)

	2004	2005	2006
	US$	US$	US$
Cash flows from investing activities:
Decrease in loan to a director	76,667	75,183	76,667
Decrease in promissory note and related interest receivable	161,904	79,017	—
Proceeds from disposal of property, plant and equipment	—	4,928	45,112
Purchases of property, plant and equipment	(3,168,940)	(3,547,996)	(1,426,271)
Increase in land use rights	—	(364,706)	(1,811)
Acquisition of a subsidiary, net of cash acquired	—	(428)	—
Acquisition of minority interests	—	(32,053)	—
(Increase) decrease in restricted cash	431,728	(30,899)	430,974
Decrease (increase) in a callable deposit	(5,000,000)	—	4,650,000
Proceeds from disposal of short-term investments	73,630,776	109,056,860	78,265,013
Purchases of short-term investments	(76,119,942)	(98,738,217)	(63,062,750)

Net cash provided by (used in) investing activities	(9,987,807)	6,501,689	18,976,934

Cash flows from financing activities:
Capital contribution by minority shareholders	—	64,106	—
Repayment of short-term bank borrowings	—	(10,490)	—
Repayment of long-term bank borrowings	(435,407)	(373,507)	—
Proceeds from stock options exercised	118,356	285,685	—

Net cash used in financing activities	(317,051)	(34,206)	—

Net increase (decrease) in cash and cash equivalents	(6,206,911)	(6,307,656)	18,233,481

Cash and cash equivalents at beginning of fiscal year	21,514,277	15,102,510	8,790,594
Effect of foreign exchange rate changes on cash	(204,856)	(4,260)	289,671

Cash and cash equivalents at end of fiscal year	15,102,510	8,790,594	27,313,746

Supplemental disclosure information:
Cash paid for interest expense	17,589	9,855	55,435
Cash paid for tax expense	3,585	87,479	77,512

The accompanying notes are an integral part of these financial statements

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and principal activities

Global-Tech Appliances Inc. (“Global-Tech” or the “Company”) was incorporated in the British Virgin Islands and is a holding company, which does not engage in daily business operations other than owning subsidiaries. Global-Tech and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group is a designer, manufacturer and marketer of a wide range of consumer electrical products worldwide, including, but not limited to, floor care products and small household appliances. The Group also continues developing higher-value, more technologically advanced consumer electronic products and components. The Group’s manufacturing operation is located in Dongguan, the People’s Republic of China (“China”). The Group’s products are sold to customers primarily in the United States (the “U.S.”).

The common stock of Global-Tech is listed on the New York Stock Exchange under the symbol “GAI”.

2	Subsidiaries

Details of Global-Tech’s subsidiaries as of March 31, 2006 were as follows:

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100%	Investment holding

Global Display Holdings Limited	British Virgin Islands	100%	Investment holding

Lite Array Holdings Limited	British Virgin Islands	100%	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100%	Provision of management services

Global Rich Innovation Limited	Hong Kong	100%	Trading of raw materials and household appliance products

Wing Shing Overseas Limited	British Virgin Islands	100%	Trading of raw materials and household appliance products

Pentalpha Macau Commercial Offshore Limited (“PMA”)	Macau	100%	Trading of raw materials and household appliance products

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Subsidiaries (continued)

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
GT Investments (BVI) Limited	British Virgin Islands	100%	Investment holding
Consortium Investment (BVI) Limited	British Virgin Islands	100%	Assets and investment holding
Global Optics Limited	Hong Kong	100%	Trading of raw materials and electrical and optical components

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	China	100%	Manufacturing of household appliance products

Dongguan Lite Array Company Limited	China	100%	Manufacturing of electrical and optical components

Lite Array (OLED) H.K. Limited	Hong Kong	100%	Research and development of organic solid state flat-panel displays

Global Display Limited	Hong Kong	100%	Development and trading of multimedia flat-panel display products

Winway Technology Development Limited	Hong Kong	83.33%	Marketing and trading of display products and components in East Asia

Pentalpha Enterprises Limited	Hong Kong	100%	Dormant

Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100%	Trading of raw materials and household appliance products

Global-Tech USA, Inc.	U.S.	100%	Provision of investment- related services

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Subsidiaries (continued)

Name of subsidiary	Place of incorporation/ establishment	Percentage of equity interest held	Principal activities
MasterWerke Limited (“MasterWerke”)	U.S.	100%	Investment holding
Dongguan Litewell (OLED) Technology Co., Ltd	China	100%	Manufacturing of OLED equipment
Wing Shing Products (BVI) Company Limited	British Virgin Islands	100%	Dormant
Global Lite Array (BVI) Limited (“GLA”)	British Virgin Islands	76.75%	Investment holding
Lite Array OLED (BVI) Company Limited	British Virgin Islands	76.75%	Trading of raw materials and organic solid state flat-panel displays
Lite Array, Inc. (“LA”)	U.S.	76.75%	Trading of raw materials and organic solid state flat-panel displays

3	Summary of significant accounting policies

(a)	Statement of compliance and basis of preparation

The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Basis of consolidation

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(d)	Cash equivalents

Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

(e)	Investments

Debt and equity investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale securities are reported in other comprehensive income (losses) and are included in a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale securities are included in gain (loss) on disposal and impairment, respectively, in the consolidated statement of operations. Gains or losses on sale of investments and amounts reclassified from accumulated other comprehensive income (losses) to earnings are computed based upon specific identification. Interest or dividend income on securities classified as available-for-sale securities is included in interest income or dividend income, respectively.

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

Annual rate
Leasehold improvements	Over the shorter of the lease term or the estimated useful life
Buildings	4.5%
Plant	4.5%
Machinery	10%
Molds	20% - 33%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

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

Intangible assets represent a license and patents. Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of the respective assets. The estimated useful lives of the intangible assets are as follows:

License	7 years
Patents	11 to 20 years

Intangible assets are tested for impairment annually. If the test indicates that amortized intangible assets may not be recoverable, as determined based on the undiscounted cash flows expected to result from the asset’s use over the remaining amortization period, the carrying value of intangible assets is reduced by the estimated shortfall in discounted cash flows. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

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

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations as incurred. Advertising expenses were US$100,698, US$104,811 and US$58,693 for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

(m)	Shipping and handling costs

Any shipping, handling or other costs incurred by the Group associated with the sale of products are included in the “Selling, general and administrative expenses” (“SG&A”) line item on the consolidated statement of operations. The primary shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2004, 2005 and 2006, shipping and handling costs charged to SG&A were US$1,418,367, US$754,247 and US$1,213,390, respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Group are expensed as cost of goods sold. During the fiscal years ended March 31, 2004, 2005 and 2006, inbound freight costs charged to cost of goods sold were US$660,656, US$524,337 and US$597,384, respectively. Other related costs are included in manufacturing overheads.

(n)	Foreign currencies

The functional currency of the Company is the U.S. dollar. The functional currencies of the Company’s subsidiaries in the locations outside the U.S. are either the respective local currencies or the U.S. dollar.

Transactions denominated in foreign currencies are recorded in the functional currency using the exchange rates in effect at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in the consolidated statement of operations.

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

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(p)	Stock compensation expenses (continued)

The Group has adopted the disclosure-only provisions of SFAS No. 123 “Accounting for Stock Based Compensation”. The Company has determined pro forma net loss and loss per share information as if the fair value method described in SFAS No.123 had been applied to its employee stock-based compensation. The pro forma effect on net loss and loss per share for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	Year Ended March 31,
	2004	2005	2006
	US$	US$	US$
Net loss, as reported	(3,906,365)	(18,623,299)	(11,223,394)

Add (deduct): Provision for (reversal of) stock compensation expense included in net income (loss) under APB Opinion No. 25	2,355,319	(1,247,061)	(348,162)

Deduct: Total stock compensation expense determined under the fair value method for all awards, net of income tax of US$nil	(6,289)	(34,261)	(574,837)

Pro forma net loss	(1,557,335)	(19,904,621)	(12,146,393)

Loss per share
Basic – as reported	(0.32)	(1.52)	(0.92)
Basic – pro forma	(0.13)	(1.63)	(0.99)

Diluted – as reported	(0.32)	(1.52)	(0.92)
Diluted – pro forma	(0.13)	(1.63)	(0.99)

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123 (R)”), to replace SFAS No. 123 “Accounting for Stock-Based Compensation”, and APB No. 25 “Accounting for Stock Issued to Employees” (Note 3 (y)). The Group will adopt SFAS No. 123(R) for its annual reporting period beginning on April 1, 2006.

(q)	Retirement costs

Retirement cost contributions relating to defined contribution plans are made based on a percentage of the employees’ salaries and are included in the consolidated statement of operations as they become payable.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(r)	Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payment made under operating leases net of any incentives received from the lessor are charged to the consolidated statement of operations on a straight-line basis over the period of the relevant leases.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.

(s)	Earnings (loss) per share

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

(t)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at their original invoiced value less an estimate made for uncollectible amounts. The Group does not charge interest on accounts receivable. The Group reviews the aged analysis of accounts receivable on a regular basis. Allowance for doubtful accounts is made for those amounts overdue for more than one year from the contractual terms or to the extent collection is considered to be doubtful. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against allowance for doubtful accounts.

(u)	Loans receivable

Loans receivable are stated at amortized cost less any allowance for loan losses, loan origination fees (net of direct costs), commitment fees and purchase premiums or discounts. Interest on loans is credited to the consolidated statement of operations based on the contractual terms stipulated in the relevant loan agreement. Premiums are amortized and discounts are accreted over the life of the loans using the effective interest method. Allowance for loan losses is recognized to the consolidated statement of operations to the extent the collection is considered to be doubtful. Any previously recognized allowance for loan losses is reversed upon settlement of outstanding loans in cash.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(v)	Treasury stock

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

(w)	Comprehensive income (losses)

The Group has adopted SFAS No. 130 “Reporting Comprehensive Income” which establishes guidance for the reporting and display of comprehensive income (losses) and its components. The purpose of reporting comprehensive income (losses) is to report a measure of all changes in equity that resulted from recognized transactions and other economic events of the period other than transactions with shareholders. Total net comprehensive income (loss) includes net earnings or loss as well as additional other comprehensive income (losses). The Group’s other comprehensive income (losses) consists of unrealized gains and loss on available-for-sale securities and foreign currency translation, all recorded net of tax.

(x)	Loss contingencies

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

(y)	Impact of recently issued accounting standards

(i)	In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151 “Inventory Costs – An Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Group has already commenced an assessment of the impact of the SFAS No. 151 but is not yet in a position to state whether it will have a significant impact on its results of operations and financial position.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(y)	Impact of recently issued accounting standards (continued)

(ii)	In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”), to replace SFAS No. 123 “Accounting for Stock-Based Compensation”, and APB No. 25 “Accounting for Stock Issued to Employees”. SFAS No. 123(R) requires, among other thing, that all share-based payments to employees, including grants of stock options, be measured based on their grant-date fair value and recognized as expense in the financial statements. Pro forma disclosure is no longer an alternative. The provisions of SFAS No. 123(R) are effective for the annual reporting period that begins on or after December 15, 2005. During the transition period, the Group accounted for share-based compensation to employees using APB No. 25’s intrinsic value method.

The Group adopted SFAS No. 123(R) for its accounting period beginning on April 1, 2006 using the modified prospective method. Under the modified prospective method, compensation expense will be recorded in the financial statements for (i) all awards granted after the adoption of SFAS No. 123(R) and (ii) future vesting of awards outstanding as of the date of adoption of SFAS No. 123(R). The Group believes that the adoption of SFAS No. 123(R) could have a material impact on the Group’s consolidated results of operations and earnings per share.

(iii)	In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception from fair value measurement of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions’” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning on or after June 15, 2005. The Group does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(y)	Impact of recently issued accounting standards (continued)

(iv)	In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements of accounting for, and reporting of, a change in accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in reporting entity, and the correction of an error. SFAS No. 154 carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. It requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB Opinion No. 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Group is currently in the process of evaluating any effect the adoption of SFAS No. 154 will have on its consolidated financial statements.

(v)	In September 2005, the FASB’s EITF reached a final consensus on Issue 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for the purposes of applying APB Opinion No. 29 “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Group is evaluating the effect of the adoption of EITF 04-13 but it is not expected to have a material impact on the Group’s consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(y)	Impact of recently issued accounting standards (continued)

(vi)	In November 2005, the FASB issued FASB Staff Position (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning on or after December 15, 2005. The Group is currently evaluating the impact of the adoption of FSP 115-1 but does not expect that it will have a material impact on the Group’s consolidated financial statements.

(vii)	In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. It allows financial instruments with embedded derivatives that would otherwise require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest - only and principal - only strips are not subject to the requirement of SFAS No. 133; establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurred by a company for the fiscal year that begins on or after September 15, 2006. The Group is currently evaluating the effect of the adoption of SFAS No. 155 but it is not expected to have a material impact on the Group’s consolidated financial statements.

(viii)	In July 2006, the FASB issued SFAS Interpretation No. 48, “Accounting for Uncertainty in Income Tax Positions”. This interpretation clarifies the application of SFAS No. 109, “Accounting for Income Taxes”, by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition to recognition, the interpretation provides guidance on the measurement and derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition and is effective for fiscal years beginning after December 15, 2006. The Group is evaluating the potential impact of this interpretation on the results of its future operations and financial condition.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	Cash and cash equivalents

	2005	2006
	US$	US$
Cash on hand and at banks	4,535,984	20,920,636
Money market funds	4,254,610	6,393,110

Total cash and cash equivalents	8,790,594	27,313,746

5	Restricted cash

At March 31, 2005, cash of US$430,974 was pledged to banks as collateral for irrevocable letters of credit of the same amount issued for the purchases of material. No cash was pledged as of March 31, 2006.

6	Short-term investments

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2005 and 2006:

	Cost		Unrealized gains (losses)		Fair value
	US$ 2005	US$ 2006	US$ 2005	US$ 2006	US$ 2005	US$ 2006
Treasury bills	28,796,899	18,635,790	78,521	73,730	28,875,420	18,709,520
Equity securities	3,124	3,140	3,495	3,022	6,619	6,162

	28,800,023	18,638,930	82,016	76,752	28,882,039	18,715,682
Debt securities	5,172,720	—	(88,478)	—	5,084,242	—

	33,972,743	18,638,930	(6,462)	76,752	33,966,281	18,715,682

At March 31, 2006, none of the two types of available-for-sale securities was in an unrealized loss position. During fiscal 2006, the Group recognized a loss of US$141,251 on the disposal of the debt securities.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6

Short-term investments (continued)

The net unrealized gains (losses) consisted of gross unrealized gains of US$76,752 (2005: US$82,016) and gross unrealized losses of US$nil (2005: US$88,478).

The proceeds from disposal of short-term investments for the fiscal years ended March 31, 2004, 2005 and 2006 were US$73,630,776, US$109,056,860 and US$78,265,013, respectively.

The gross realized losses from the sale of available-for-sale securities for each of the three fiscal years ended March 31, 2006 are as follows:

		2004	2005	2006
		US$	US$	US$
	Gross realized losses	—	6,567	141,251

7	Accounts and bills receivable, net
			2005	2006
			US$	US$
	Accounts and bills receivable		7,244,764	8,495,217
	Less: Allowance for doubtful accounts		(49,870)	(48,715)

	Accounts and bills receivable, net		7,194,894	8,446,502

		2004	2005	2006
		US$	US$	US$
	Allowance for doubtful accounts:
	Balance at beginning of fiscal year	39,083	38,124	49,870
	Additions	—	12,887	—
	Write-back	(967)	(1,131)	—
	Exchange realignment	8	(10)	(1,155)

	Balance at end of fiscal year	38,124	49,870	48,715

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	Inventories

	2005	2006
	US$	US$
Raw materials	7,683,584	5,095,208
Work-in-progress	4,209,568	2,471,798
Finished goods	2,163,410	3,213,810

	14,056,562	10,780,816

During the fiscal year ended March 31, 2006, an inventory loss of US$1,413,534 (2004: US$128,491, 2005: US$3,773,979) in aggregate was recognized in the consolidated statement of operations, of which US$861,776 (2004: US$nil, 2005: US$2,832,809) was to write down certain raw materials, work-in-progress and finished goods to their respective estimated market values, which were lower than cost.

As at March 31, 2006, the amount of inventories carried at market value included in the above balance was US$220,502 (2005: US$2,240,587).

9	Related party transactions

A related party is any party that controls or can significantly influence the management or operating policies of the Group to the extent that the Group may be prevented from fully pursuing its own interests. Such parties would include affiliates, investments accounted for by the equity method, trusts for the benefit of employees, principal shareholders, management, and the immediate family members of shareholders or management.

In addition to the transactions and balances detailed elsewhere in the financial statements for the fiscal years ended March 31, 2004, 2005 and 2006, the Group incurred annual real estate rental expenses of approximately US$731,981, US$752,140 and US$755,979 respectively, payable to related companies in which the directors are also the directors of the Company. Included in the aforesaid annual real estate rental expenses were amounts of US$477,088, US$476,954 and US$479,388 paid to two directors of the Company in the fiscal years ended March 31, 2004, 2005 and 2006, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Loan to a director

In October 1999, the Group made a loan to an executive employee, who is also a director of the Company, for the purchase of a residence. The loan was in the original principal amount of US$460,000, bearing interest at a fixed annual rate of 6.02% and was secured by a mortgage on the property. The loan was repayable in six years with an annual installment of US$76,667 of principal together with interest on the unpaid principal balance, commencing from October 2000. Pursuant to the loan agreement, such annual repayments were forgiven in arrears on each repayment due date in consideration for the executive employee’s continued employment by the Group. The amount of loan forgiven during the fiscal year was included in directors’ remuneration and charged to the consolidated statement of operations. As of March 31, 2005, the loan balance was US$76,667 and the amount was fully settled in fiscal 2006.

11	Property, plant and equipment, net

	2005	2006
	US$	US$
Leasehold improvements and buildings	21,170,581	21,278,618
Plant and machinery	22,379,221	22,268,891
Molds	8,345,124	8,499,520
Transportation equipment	1,462,532	1,414,770
Furniture, fixtures and equipment	4,749,870	4,632,921
Construction in progress	81,322	69,824

	58,188,650	58,164,544
Less: Accumulated depreciation	(30,408,872)	(33,999,769)

Property, plant and equipment, net	27,779,778	24,164,775

(a)	During the fiscal year ended March 31, 2006, an impairment loss of US$783,802 (2004: US$nil and 2005: US$1,532,345) in aggregate was recognized in the consolidated statement of operations for certain molds and plant and machinery that are unlikely to generate sufficient future cash flows to support their net book value. The impairment loss recognized during the year was included in the “Cost of goods sold” and the “SG&A” line items on the consolidated statement of operations in the amounts of US$532,217 (2004: US$nil and 2005: US$1,214,115) and US$251,585 (2004: US$nil and 2005: US$318,230), respectively.

(b)	As of March 31, 2005 and 2006, buildings with an aggregate net book value of approximately US$111,969 and US$109,796, respectively, are situated in Hong Kong and held under leases expiring in 2044, and manufacturing facilities with an aggregate net book value of approximately US$14,885,679 and US$14,007,529 as of March 31, 2005 and 2006, respectively, are situated in Mainland China. The land where the manufacturing facilities are situated is held under land use rights that expire in 2043. The Group has not yet obtained ownership certificates for all of the manufacturing facility premises as of March 31, 2006 but the ownership certificate for a substantial portion of the land use rights was obtained during fiscal 2006 (Note 12).

(c)	The amount of depreciation charged for the fiscal years ended March 31, 2004, 2005 and 2006 was US$5,011,615, US$4,845,764 and US$4,345,648, respectively.

(d)	The loss on disposal of property, plant and equipment recognized during the fiscal year ended March 31, 2006 amounted to US$8,477 (2004: US$22,354, 2005: US$167,566).

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	Land use rights, net

Land use rights represent operating lease expenses on land use for a predetermined time period which are payable in advance. They are charged to the consolidated statement of operations over the lease periods on a straight-line basis. The Group has obtained land use rights certificates covering a substantial portion of the land. Subsequent to the balance sheet date, the Group has entered into a supplementary agreement with the Dongguan local government regarding the use of a 45,208 square meter portion of land which the Group has occupied. The Group has transferred a portion of this land of 13,698 square meters in aggregate, which was previously used as a recreational area, to the Dongguan local government. No cost or liability has been recognized in the consolidated financial statements as a result of this transfer as the amount cannot be reasonably estimated. Additionally, the Group has acquired the rights to use the remaining portion of land of 31,510 square meters until August 6, 2043, on which the Group had already built dormitories for workers. The Group expects to obtain the certificate by the end of 2006. The application for the building ownership certificate will commence only after the land use right certificate for the remaining portion of land has been obtained.

13	License, net

		2005	2006
		US$	US$
At cost		4,866,389	—
Less: Accumulated amortization		(2,665,265)	—

License, net		2,201,124	—

	2004	2005	2006
	US$	US$	US$
Amortization expense for the fiscal year	695,395	695,867	350,717

The cost of the license represented the appraised fair value of the license on the date of acquisition of LA. Pursuant to the license arrangement, LA had to pay royalties of (i) a fixed percentage of the net sales of products which were produced by using the licensed know-how sold by LA and its subsidiaries before January 1, 2004, and (ii) the greater of a fixed amount and a fixed percentage of the net sales of products, which were produced by using the licensed know-how, sold by LA and its subsidiaries after January 1, 2004. The Group could terminate the license agreement at any time from January 1, 2004 to its expiration in 2023.

By letter dated September 20, 2005, licensor served notice that it terminated the license agreement based upon the failure of LA to pay certain minimum royalties, subject to the right of LA to cure the claimed default within 60 days. By letter dated November 14, 2005, LA notified the licensor that it had rescinded the license agreement based upon misrepresentations that the licensor made to induce LA to enter into the license agreement and demanded the return of US$3.85 million LA has paid to the licensor under the license agreement. Up to the date of this report, neither party has filed any legal action with respect to this dispute but the Group has ceased using any intellectual property related to the license agreement owned by the licensor.

The Group has recognized an impairment loss of US$1,816,640 in the SG&A line item of the consolidated statement of operations for the fiscal year ended March 31, 2006 in respect of the rescinded license agreement.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	Investment in an equity investee

In January 2005, MasterWerke entered into a joint venture agreement with a third-party venture capital company to form and operate a new entity, Global Commercial Products LLC, which is incorporated in the U.S. as a 50/50 joint venture, for the purpose of (i) utilizing an owned operating company’s customer relationships and intellectual property and proprietary know-how and the Group’s manufacturing facilities to develop and manufacture the products that both parties agree upon from time to time, and (ii) selling such products in the U.S. and elsewhere throughout the world through the joint venture entity. As of March 31, 2006, the joint venture entity had not commenced any operations nor had any paid-up capital.

15	Short-term bank borrowings

	2005	2006
	US$	US$
Short-term bank loans	37,507	37,698

Short-term bank borrowings drawn for working capital purposes are denominated in U.S. dollars and bear interest at a rate of 13.99% (2005: 13.99%) per annum.

As of March 31, 2005 and 2006, the Group had banking facilities denominated in Hong Kong dollars of approximately HK$131,330,000 (equivalent to US$16,838,259) and HK$32,000,000 (equivalent to US$4,123,764), respectively, in aggregate for overdrafts, bank loans, guarantees and letters of credit. There has been no utilization of banking facilities denominated in Hong Kong dollars as of March 31, 2006. The amount of banking facilities denominated in US dollars and utilized as at the balance sheet date are summarized as follows:

	2005	2006
	US$	US$
Bank loans	37,507	37,698

The Company has provided the banks with an unlimited corporate guarantee for the general banking facilities granted to the Group and an undertaking not to pledge, mortgage or charge, any of the assets in Hong Kong or Mainland China.

16	Business combination

Effective April 30, 2004, a subsidiary of the Company acquired all the shares of MasterWerke, a U.S. corporation wholly owned by the spouse of a director of the Company, for a cash consideration of US$1,000 for the purpose of recovering the promissory note and related interest receivable due from MasterWerke, as well as using MasterWerke for other business purposes.

Details of the assets acquired and liabilities assumed at the date of acquisition are as follows:

2005
US$
Fair value of assets and liabilities acquired:
Cash and cash equivalents	572
Short-term investments	473,500
Subscription receivable	1,000
Promissory note and interest payable to the Group	(474,072)

1,000

Satisfied by:
Cash consideration	1,000

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	Business combination (continued)

2005
US$
Net cash outflow from the acquisition of a subsidiary:

Cash consideration paid	(1,000)
Cash and cash equivalents acquired	572

Net cash outflow of cash and cash equivalents in respect of the acquisition of a subsidiary	(428)

Had the results of operations for the Group included MasterWerke since April 1, 2004, the Group’s pro forma revenue, net loss and net loss per common share for the fiscal year ended March 31, 2004 and 2005 would have been as follows:

	(Unaudited) 2004	(Unaudited) 2005
	US$	US$
Pro forma net sales	66,901,315	41,851,163

Pro forma net loss	3,953,329	18,653,557

Pro forma net loss per common share	0.33	1.53

Starting from May 1, 2004, the results of MasterWerke have been included in the Group’s consolidated statement of operations.

17	Share capital

During the fiscal year ended March 31, 2004, the Company reissued 10,000 shares of treasury stock to two independent consultants in August 2003.

During the fiscal years ended March 31, 2005 and 2006, no treasury stock was reissued by the Company.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	Other income (expenses), net

	2004	2005	2006
	US$	US$	US$
Exchange gains (losses), net	317,468	(72,639)	(370,485)
Loss on disposal of a callable deposit	—	—	(349,599)
Loss on disposal of short-term investments, net	—	(6,567)	(141,251)
Loss on disposal of floating rate bank notes	—	—	(61,229)
Others, net	110,346	110,795	76,549

	427,814	31,589	(846,015)

19	Income taxes

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on the income arising in or derived from the tax jurisdictions in which they are domiciled or deemed to operate.

The Company is subject to various tax rates, according to the jurisdictions in which the Company and its subsidiaries operate. The Hong Kong income tax rate is 17.5% (2004 and 2005: 17.5%). The subsidiary operating in Macau is exempted from Macau Complementary Tax.

The subsidiaries established in China, DWS and DGLAD, are subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Current income tax is computed based on the taxable income as reported in the statutory financial statements prepared under China accounting regulations. DGLAD is eligible for a consecutive five-year holiday period whereby DGLAD will be 100% exempt from China income tax for two years and a 50% exemption for three years. The holiday period will commence from DGLAD’s first year of assessable profit (i.e. after utilizing any available accumulated tax loss carried forward). As of March 31, 2006, the tax holiday period had not commenced, as DGLAD has not recognized its first year of assessable profit.

	2004	2005	2006
	US$	US$	US$
Income taxes:
Current	29,239	33,650	82,000
Deferred	78,528	—	(104,998)

Provision for income taxes	107,767	33,650	(22,998)

The reconciliation of the Hong Kong income tax rate to the effective income tax rate based on the loss from operations before income taxes as stated in the consolidated statement of operations is as follows:

	2004	2005	2006
Hong Kong income tax rate	17.5%	17.5%	17.5%
Non-taxable income (loss) arising from offshore activities	7.3%	(23.4)%	(36.0)%
Non-taxable interest income	5.4%	(1.5)%	(3.3)%
Non-tax deductible expenses	(19.0)%	(0.2)%	11.2%
Changes in valuation allowance	(13.9)%	7.4%	10.8%
Changes in tax rate	(0.1)%	—	—

Effective income tax rate	(2.8)%	(0.2)%	0.2%

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	Income taxes (continued)

Deferred income taxes as of March 31, 2005 and 2006 comprised the following temporary differences:

	2005	2006
	US$	US$
Deferred tax assets:
License	171,834	—
Impairment of property, plant and equipment	330,083	143,699
Provision for inventories	805,782	326,425
Operating losses carried forward	4,539,713	7,021,889

Gross deferred tax assets	5,847,412	7,492,013
Less: Valuation allowance	(5,795,634)	(7,468,912)

	51,778	23,101
Gross deferred tax liabilities:
Depreciation of property, plant and equipment	(194,666)	(61,720)

Net deferred tax liabilities	(142,888)	(38,619)

The Group provided non-current deferred tax liabilities of US$38,619 (2005: US$142,888) as of March 31, 2006, which arose from the temporary difference on depreciation of property, plant and equipment.

	2004	2005	2006
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	269,135	1,557,987	5,795,634
Additions	1,288,852	4,237,647	1,673,278

Balance at end of fiscal year	1,557,987	5,795,634	7,468,912

The Group established valuation allowances, by tax jurisdiction, for deferred tax assets, including tax losses carried forward that management believes are not more likely than not realizable. As of March 31, 2006, the Group had tax losses carried forward of US$7,021,889. The losses may be carried forward for 15 years up to an indefinite period, based on tax jurisdiction. Certain of the losses carried forward begin expiring in 2012.

During the fiscal year ended March 31, 2005, the Inland Revenue Department of Hong Kong requested information from one of the Company’s subsidiaries regarding its relationship with another subsidiary of the Company. The Group has responded to the Inland Revenue Department request. Management has considered the need for contingent income tax liabilities and provided for such liabilities it believes are probable.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	Basic and diluted loss per share

Earnings or loss per common share is computed in accordance with SFAS No. 128 “Earnings Per Share”, by dividing the net income or loss for the year by the weighted average number of common shares outstanding during the year.

The following table sets forth the computation of basic and diluted loss per share:

	2004	2005	2006
	US$	US$	US$
Numerator for basic and diluted loss per share:
Net loss attributable to common shareholders	(3,906,365)	(18,623,299)	(11,223,394)

	Number	Number	Number
Denominator for basic and diluted loss per share
Weighted average number of shares	12,152,592	12,214,800	12,223,608

	US$	US$	US$
Basic and diluted loss per share:
Net loss attributable to common shareholders	(0.32)	(1.52)	(0.92)

1,126,808, 1,385,095 and 1,086,067 outstanding stock options of the Company during the fiscal years ended March 31, 2004, 2005 and 2006, respectively, had exercise prices below the respective weighted average share prices of the Company during these years, resulting in 210,426, 390,098 and 772,159 incremental common shares, respectively, for the purpose of the diluted loss per share calculation. The effect of the Company’s dilutive stock options was not included in the computation of diluted loss per share for the years ended March 31, 2004, 2005 and 2006 because their inclusion would have been anti-dilutive.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	Design and development costs

The Group expenses all research and development costs when incurred. Included in SG&A line item in the consolidated statement of operations were design and development costs of US$2,322,938, US$2,523,732 and US$1,708,872 for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

22	Commitments

(a)	Capital commitments

As of March 31, 2006, the Group had capital commitments of US$31,484 (2005: US$116,494) for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in Note 12, the Group has entered into various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through to 2008. The Group recorded rental expenses excluding the land use rights described in Note 12 for the fiscal years ended March 31, 2004, 2005 and 2006 of US$700,491, US$661,676 and US$628,826, respectively, and recorded sublease income of US$28,877 for the fiscal year ended March 31, 2006 (2004: US$nil and 2005: US$9,577). The operating lease expenses for the land use rights described in Note 12 for the fiscal years ended March 31, 2004, 2005 and 2006 were US$50,988, US$59,376 and US$53,311, respectively. Future minimum rental payments as of March 31, 2006 were as follows:

	2005	2006
	US$	US$
Payable:
Within one year	491,288	163,675
Over one year but not exceeding two years	241,332	121,284
Over two years but not exceeding three years	219,089	—
Over three years but not exceeding four years	116,402	—

	1,068,111	284,959

(c)	Purchase commitments

As of March 31, 2005, the Group had purchase obligations of US$430,974 for the purchase of raw materials under irrecoverable letters of credit, which were supported by restricted cash of the same amount as described in Note 5. Such raw materials were subsequently received. As of March 31, 2006, the Group had no purchase obligations for the purchase of raw materials under irrecoverable letters of credit.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Contingent liabilities

(a)	The Group is involved in patent infringement and breach of contract litigation with Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”), with both parties claiming and counter-claiming. The trial on the claims of Sunbeam for indemnity and the claim of the Group for breach of contract began on January 12, 2004. On January 16, 2004, the jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam US$2.5 million against one of the Company’s subsidiaries and (ii) the Group on its claim for breach of contract and awarded the Group US$6.6 million. The District Court gave a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, and awarded Sunbeam US$3.4 million and the Group US$6.6 million. The Group filed a motion to reconsider the calculation of the prejudgment interest, which the Court denied. Sunbeam moved for judgment notwithstanding the verdict and has moved for a new trial. Sunbeam argued, among other things, that the Group should be denied any recovery, or alternatively that any recovery by the Group should be limited to US$1 million.

The District Court denied these motions by an order given on April 12, 2004. On May 10, 2004, Sunbeam filed an appeal against the final judgment, and the Group cross-appealed on May 21, 2005. The United States Court of Appeals for the Eleventh Circuit heard oral arguments on the appeals on March 1, 2005.

On August 12, 2005, the Court of Appeals for the Eleventh Circuit affirmed the judgment of the District Court to the extent that Sunbeam appealed from it and to the extent that Global-Tech and its subsidiary appealed from it, except that the Court of Appeals remanded the case to the District Court for a recalculation of the Group’s prejudgment interest on its verdict for US$6.6 million from June 30, 2001, the last date of the relevant product supply agreement. The mandate of the Court of Appeals was issued on September 12, 2005. The time for Sunbeam to petition for certiorari to the United States Supreme Court has expired.

The Group moved in the District Court for an amended judgment to fix the amount of interest to which it was entitled. Sunbeam opposed the motion on the ground that the Group had not properly calculated the interest to which it is entitled. By the amended judgment dated December 12, 2005, the District Court awarded the Group prejudgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of the Group as of February 11, 2004 to US$8 million and leaving unchanged the judgment entered against the Group in favor of Sunbeam.

On December 23, 2005, the Group filed a notice of appeal to the U.S. Court of Appeals for the Eleventh Circuit. The Group filed its brief on January 25, 2006, arguing that the district erred in failing to award it prejudgment interest until the final amended judgment on December 12, 2005. The appeal has been fully briefed and is scheduled for oral argument in the Court of Appeals on November 15, 2006.

Sunbeam has posted a bond in the amount of US$5.2 million, which is attached pursuant to the September 7, 2005 order of the District Court in the action SEB S.A., v. Montgomery Ward et al., pending in the United States District Court for the Southern District of New York.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Contingent liabilities (continued)

(a)	(continued)

Since the judgment is final and no further appeal is available to Sunbeam, the Group’s right to collect the judgment from Sunbeam, or on the bond from the insurance company, is certain even though the judgment is attached by SEB S.A. (“SEB”). Management recognized a gain of US$8.0 million from its claim against Sunbeam for breach of contract and a loss of US$3.4 million on the claims of Sunbeam for indemnity in its consolidated statement of operation during fiscal 2006.

(b)	SEB commenced an action in 1999 in the U.S. District Court for the Southern District of New York for patent infringement against the Company and Pentalpha Enterprises, and Montgomery Ward et al., which filed for bankruptcy protection subsequently. SEB also moved for an order “attaching the judgment” in favor of the Company in the action SEB v. Sunbeam v. Pentalpha Enterprises mentioned in (a) above. The Court then attached the entire judgment by order dated September 7, 2005. The district court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that the Company had infringed the SEB patent, that the infringement was willful and that SEB was entitled to a reasonable royalty in the total amount of US$4.6 million.

Both sides have made post-trial motions. The Group has moved for judgment as a matter of law on a wide range of issues, and for a new trial. SEB has moved to enhance the judgment with the addition of treble damages, prejudgment interest and attorneys’ fees. The motions have not been fully briefed and are scheduled for oral argument in September, 2006. The conference was adjourned on September 26, 2006 until further notice from the District Court and their outcome is uncertain and the district court has not entered any judgment based upon the jury verdict. Accordingly, the amount of the judgment as well as the timing of its entry are uncertain.

However, based on SFAS No. 5 “Accounting for Contingencies”, management has accrued the contingent loss of US$4.6 million in its consolidated statement of operations during fiscal 2006.

(c)	On October 11, 2004, Best Hero Limited (“Best Hero”) issued a writ in the Court of First Instance of the High Court of Hong Kong against a subsidiary of the Company for a payment of US$4,250,400. The claim relates to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels for a total purchase price of US$4,620,000. However, the LCD TV panels which were paid for in the initial shipment was determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary has repudiated the contract and instituted legal proceedings to claim for damages. The subsidiary intends to defend the action on the grounds that it is justified in rejecting the goods for breach of conditions as to descriptions and the sample provided to the subsidiary by Best Hero. A defence and counter-claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. The action is currently proceeding to discovery.

An unfavorable decision in the outcome of the case would create a liability for the subsidiary to pay Best Hero, depending on the outcome, the amount may be:

(i)	the deficiency in price between the contractual price (US$4,620,000) and the price at which the LCD TV panels were actually sold by Best Hero (this is still unknown) together with interest and legal costs, etc; or

(ii)	if Best Hero has not sold the LCD TV panels, the full contractual price together with interest and legal costs but the subsidiary would receive the LCD TV panels in this circumstance.

The subsidiary expects to prevail in the case, but the Group has accrued for a loss contingency in respect to this litigation in the consolidated balance sheets as at March 31, 2005 and 2006 in an amount substantially less than the claim of US$4,250,400 made against the subsidiary but representing management’s best estimate of the most likely outcome from this litigation.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Contingent liabilities (continued)

(d)	On February 23, 2001, Sunbeam commenced an adversary proceeding against Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), asserted that Sunbeam owned U.S. Patent No. Des. 348,585 or had a permanent license to use it. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent. On August 24, 2005, the United States Court of Appeals for the Federal Circuit affirmed the US$2,304,403 judgment that the United States Bankruptcy Court for the Southern District of New York had entered on March 15, 2004, in favor of Wing Shing Products. The Court of Appeals cased its mandate on September 14, 2005 for Sunbeam to file a petition for a writ of certiorari to the United States Supreme Court. On January 9, 2006, the United States Supreme Court denied the petition of Sunbeam for a writ of certiorari. On or about January 12, 2006, Sunbeam wire transferred US$2,353, 581 to Wing Shing Products. Wing Shing Products recorded such receipt in other operating income (loss) during fiscal 2006.

24	Employee benefits

The Group operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution schemes and are administered by independent trustees.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Group in Hong Kong. Under the MPF scheme, both the Group and employee contributes the lower of 5% of the employee’s basic salary and HK$1,000, subject to a cap of a monthly basic salary of HK$20,000. Employees are entitled to 100% of the Group’s contributions together with accrued returns irrespective of their length of service with the Group, but the benefits are required by law to be preserved until the retirement age of 65. Certain full-time employees in Hong Kong who joined the Group before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Group and the employee contributes 5% of the employee’s basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2004, 2005 and 2006 were US$170,622, US$207,194 and US$176,334, respectively.

According to the relevant laws and regulations in China, the Group is required to contribute 10% of the stipulated salary set by the local government of Dongguan, China, to the retirement schemes to fund the benefits of their employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. Additionally, the Group provides housing, medical care and subsidized meals to all factory employees. The aggregate amounts incurred by the Group for all such benefits were US$642,707, US$628,165 and US$758,737 during the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	Segment information

The Group is principally engaged in one reportable segment of manufacturing and trading of consumer electrical products.

(a)	Net sales by geographic area

	2004	2005	2006
	US$	US$	US$
Australia	486,377	533,334	438,303
Europe	4,461,180	2,982,909	8,316,484
North America	56,116,363	35,995,612	54,438,145
Asia	5,720,742	2,219,058	10,438,473
Other regions	116,653	120,250	180,695

	66,901,315	41,851,163	73,812,100

(b)	Net sales by product type

	2004	2005	2006
	US$	US$	US$
Floor care products	49,734,017	29,623,372	54,570,730
Kitchen appliances	12,044,008	7,628,507	7,315,672
CMOS camera modules (“CCMs”)	—	—	5,917,146
Others	5,123,290	4,599,284	6,008,552

	66,901,315	41,851,163	73,812,100

(c)	Long-lived assets*

	2004	2005	2006
	US$	US$	US$
Hong Kong and Macau	2,114,345	2,078,941	1,110,392
Mainland China	30,563,694	27,892,596	25,204,420
United States of America	—	—	1,407

	32,678,039	29,971,537	26,316,219

*	Long-lived assets represent land use rights, and property, plant and equipment.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	Segment information (continued)

(d)	Major customers

Customers accounting for 10% or more of the Group’s sales are as follows:

	2004	2005	2006
	US$	US$	US$
Royal Appliance Manufacturing Company Limited (“Royal Appliance”)	32,357,447	26,222,845	29,851,569
The Electrolux Group (previously known as “The Eureka Company”)	17,459,514	4,311,752	25,133,617

During the year ended March 31, 2006, 40% (2005: 63%) of total net sales and 39% (2005: 56%) of total accounts receivable were from Royal Appliance, which is an unrelated customer. The Group is a contract manufacturer of vacuum cleaners that are marketed by Royal Appliance under its brand names.

Royal Appliance has no purchase commitment to the Group for the continuous manufacturing of its products.

26	Risk considerations

The Group’s operations are mainly conducted in Hong Kong, Macau and Mainland China. As a result, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong, Macau and Mainland China, and by the general state of the Hong Kong, Macau and Mainland China economies.

As substantially all of the Group’s manufacturing operations are conducted in Mainland China and over 90% of the net book value of the Group’s total long-lived assets are situated in Mainland China, the Group is subject to different considerations and risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation among other things.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	Financial instruments

The Group’s financial instruments that are subjected to credit risks are limited to its cash and cash equivalents, investments and accounts receivable.

The Group’s financial assets and liabilities are recognized initially at cost which is the fair value of the consideration given (in the case of assets) or received (in the case of liabilities). Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value, depending on classification.

The following table sets forth the carrying values and estimated fair values of the Group’s financial assets and liabilities recognized as at March 31, 2005 and 2006. There were no material unrecognized financial assets and liabilities as at March 31, 2005 and 2006.

	Carrying value		Fair value
	US$ 2005	US$ 2006	US$ 2005	US$ 2006
Current financial assets:
Cash and cash equivalents	8,790,594	27,313,746	8,790,594	27,313,746
Restricted cash	430,974	—	430,974	—
Callable deposit	5,000,000	—	5,000,000	—
Short-term investments	33,966,281	18,715,682	33,966,281	18,715,682
Accounts and bills receivable, net	7,194,894	8,446,502	7,194,894	8,446,502

Total financial assets	55,382,743	54,475,930	55,382,743	54,475,930

	Carrying value		Fair value
	US$ 2005	US$ 2006	US$ 2005	US$ 2006
Current financial liabilities:
Short-term bank borrowings	37,507	37,698	37,507	37,698
Accounts payable	5,258,005	5,075,248	5,258,005	5,075,248

Total financial liabilities	5,295,512	5,112,946	5,295,512	5,112,946

The carrying amounts of the Group’s cash and cash equivalents, accounts and bills receivable and accounts payable approximate to their fair values because of their short maturities. The carrying amounts of the Group’s bank loans approximate to their fair values based on borrowing rates currently available for bank loans with similar terms and maturities. The Group’s cash and cash equivalents and investments are placed with banking institutions with high credit ratings. The Group performs periodic credit standing evaluation of those banking institutions to limit the Group’s exposure to any credit risks.

The accounts receivable balances largely represent amounts due from the Group’s principal customers with high credit ratings. Based on the records of the Group, management of the Company believes that the Group’s concentration of credit risk is limited.

The Group does not require collateral for any of its financial assets.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Stock options

In September 1997, the Board of Directors adopted Global-Tech’s 1997 Stock Option Plan (as amended, the “1997 Plan”). The 1997 Plan provides for the grant of (i) options that are intended to qualify as incentive stock options (“Incentive Stock Options”) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to employees and (ii) options not intended to qualify as Incentive Stock Options to employees and consultants. The total number of shares of common stock for which options may be granted under the 1997 Plan is 1,600,000 shares.

In October 2005, the Board of Directors adopted Global-Tech’s 2005 Stock Option Plan (the “2005 Plan”). The 2005 Plan provides for the grant of (i) “incentive stocks options” (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) non-qualified stock options that do not qualify as ISOs (“NQSOs”); and (iii) stock appreciation rights. The total number of shares of common stock for which options may be granted under the 2005 Plan is 1,800,000 shares.

The Plans are administered by the Board of Directors or a committee of outside directors appointed by the Board of Directors, who determines the terms of options, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the Plans is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech’s outstanding capital stock, the exercise price of any Incentive Stock Option must not be less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Plans may be established by the Board of Directors, or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to the Plan is 10 years. With respect to any Incentive Stock Option granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech’s outstanding capital stock, the maximum term is 5 years.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Stock options (continued)

Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period not exceeding 10 years from the date of grant.

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

In accordance with FIN 44, these 711,175 options, together with the 12,500 options granted within six months before or after the date of cancellation of the old options, are subjected to variable accounting prospectively and stock compensation expense is adjusted for subsequent changes in intrinsic value. For the fiscal year ended March 31, 2004, stock compensation expense of US$2,355,319 was provided in the consolidated statement of operations. For the fiscal years ended March 31, 2005 and 2006, US$1,247,061 and US$348,162 of the expense was reversed in the consolidated statement of operations, respectively.

For the fiscal year ended March 31, 2004, Global-Tech granted options to purchase (i) 20,000 shares to an officer with exercise prices based upon the prevailing market price on the dates of vesting; (ii) 12,000 shares to a director with an exercise price of US$7.60 per share; (iii) 94,000 shares to 30 employees, 15,000 shares to two officers and 240,000 shares to three directors with an exercise price of US$7.64 per share. During fiscal year 2004, an aggregate total of 13,880 shares with an exercise price of US$6.25 per share were forfeited upon the resignation of the participants.

For the fiscal year ended March 31, 2005, no new options were granted and an aggregate total of 36,000 shares with an exercise price of US$6.25 per share were forfeited upon resignation of the relevant participants.

For the fiscal year ended March 31, 2006, Global-Tech granted options to purchase (i) 180,000 shares to seven employees, 216,030 to four directors and 100,000 shares to a consultant with an exercise price of US$3.90 per share under the 1997 Plan in March 2006; and (ii) 313,970 shares to two directors with an exercise price of US$3.90 per share under the 2005 Plan in March 2006. During fiscal 2006, 347,538 shares with an exercise price of US$6.25 granted to two directors and a consultant were cancelled, 21,500 shares with exercise prices ranging from US$6.25 to US$7.64 were forfeited upon the resignation of the relevant participants, and 2,500 shares with an exercise price of US$5.75 were expired.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Stock options (continued)

Changes in outstanding options under the Plans during the three fiscal years ended March 31 are as follows:

	2004			2005			2006
	Options	Range of exercise price	Weighted- average exercise price	Options	Range of exercise price	Weighted- average exercise price	Options	Range of exercise price	Weighted- average exercise price
		US$	US$		US$	US$		US$	US$
Outstanding, beginning of fiscal year	1,141,688	4.55-19.00	5.75	1,473,205	4.55-19.00	6.25	1,391,495	4.55-19.00	6.22
Granted	381,000	7.60-8.32	7.67	—	—	—	810,000	3.90-7.00	4.09
Cancelled	—	—	—	—	—	—	(347,538)	6.25	6.25
Exercised	(35,603)	4.75-6.25	5.55	(45,710)	6.25	6.25	—	—	—
Forfeited/expired	(13,880)	6.25	6.25	(36,000)	6.25-7.64	7.52	(23,800)	5.75-19.00	7.78

Outstanding, end of fiscal year	1,473,205	4.55-19.00	6.25	1,391,495	4.55-19.00	6.22	1,830,157	3.90-8.32	5.25

Exercisable, end of fiscal year	1,078,105	4.55-19.00	5.76	1,043,795	4.55-19.00	5.75	1,028,807	3.90-8.32	5.00

	Options outstanding as of March 31, 2006			Options exercisable as of March 31, 2006
Options	Range of exercise price per option	Weighted- average remaining contractual life (years)	Weighted- average exercise price per option	Options	Weighted- average exercise price per option
	US$		US$		US$
760,000	3.90	10.00	3.90	325,000	3.90
690,157	4.55-6.25	4.06	5.45	687,807	5.45
380,000	7.60-8.32	7.87	7.59	16,000	8.05

1,830,157	3.90-8.32	6.76	5.25	1,028,807	5.00

The fair values per option granted during the fiscal year ended March 31, 2006 were estimated on the date of grant using the Black-Scholes option-pricing model to be US$2.252, on a weighted-average basis. The fair values of the options granted were estimated on the date of grant using the following assumptions:

	2004	2005*	2006
Risk-free interest rate	3.80%	—	4.07% - 4.79%
Expected dividend yield	0%	—	0%
Expected option life	7 years	—	7 years
Expected stock price volatility	55.54%	—	50.12% - 51.39%

*	No option was granted in 2005.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	Stock options (continued)

In conjunction with the acquisition of LA on May 31, 2001, GLA established a stock option plan on the date of acquisition. The shares issued under this plan are based on the shares of the subsidiary of GLA and not of the Company. Under this plan, the following options to purchase shares were outstanding as of March 31, 2006:

(a)	800,000 options (2005: 800,000 options) in GLA at an exercise price of US$0.34 per share issued to four directors. These options were fully vested on May 31, 2004 and will expire on May 31, 2011.

(b)	30,000 options (2005: 30,000 options) in GLA at exercise prices ranging from US$0.20 to US$1.50 per share issued to an employee. These options will expire on May 31, 2006.

(c)	20,000 options (2005: 20,000 options) in GLA at an exercise price of US$0.34 per share issued to an employee. These options will expire on November 12, 2012.

29	Subsequent events

(a)	On March 17, 2006, the Group entered into an agreement with Anwell Technologies Limited (“Anwell”), a publicly listed company in Singapore, to form a joint venture company, with its manufacturing facilities in China to explore synergies related to the production of OLED systems.

Pursuant to the joint venture agreement, the Group will invest certain of OLED assets in exchange for 30% stake in the joint venture company and a convertible note with a face value of $5.6 million from Anwell.

(b)	Global Appliances Holdings Limited has entered into agreement on August 1, 2006, to sell a 30% interest in Global Auto Limited (formerly known as Lite Array (OLED) H.K. Limited) at a consideration of US$38,660, to an independent third party. The transaction will be completed in the second quarter of fiscal 2007.

30	Changes in presentation of comparative consolidated financial statements

For the fiscal year ended March 31, 2005, US$810,000 contingent loss has been reclassified from SG&A line item to other operating loss to conform to the current fiscal year’s presentation.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1

Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech’s Registration Statement on Form F-1, SEC File No. 333-8462 (the “Registration Statement”)

1.2	Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

1.3

Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

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

4.27

Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with Hongkong Bank. (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

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

4.30

Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.31

Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005.)

4.32

Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005.)

4.33

Tenancy Agreement dated January 21, 2005 between Rikon Limited and Winway Technology Development Limited. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005.)

4.34

Novation Agreement in respect of 21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005.)

4.35	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. *
4.36	Credit Facilities Agreement dated November 18, 2005 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Limited. *
4.37	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. *
4.38	Credit Facilities Agreement dated March 21, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. *
4.39	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. *
4.40	2005 Stock Option Plan of Global-Tech. *
4.41	Share Sale and Purchase Agreement and Shareholders’ Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited. *
8.1	List of Subsidiaries. *
11.1	Code of Ethics. (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)
12.1	Rule 13a-14(a) Certification by Chief Executive Officer. *
12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer.*
13.1	Certification by Chief Executive Officer. *
13.2	Certification by Acting Chief Financial Officer. *
15.1	Consent of Independent Registered Public Accounting Firm *
15.2	Consent of Independent Registered Public Accounting Firm. *
15.3	Consent of Independent Registered Public Accounting Firm. *

*	Filed Herewith