Form 20-F
period 2007-03-31
GLOBAL TECH APPLIANCES INC
filed 2007-09-28
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

Large accelerated filer  ☐    Accelerated file  ☐    Non-accelerated filer  ☑

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☑

The terms “Global-Tech,” “we,” “the Company,” the “Group,” “us” and “our” as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Appliances Inc., a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms “China,” “Hong Kong” and “Macau” as used in this annual report refer to the People’s Republic of China, the Hong Kong Special Administrative Region of China and the Macau Special Administrative Region of China, respectively. Global-Tech is a holding company, which does not engage in daily business operations other than owning subsidiaries that design, manufacture and market a wide range of consumer electrical products worldwide, including (but not limit to) floor care products and small electrical appliances.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2007,” for example, refers to the fiscal year ended March 31, 2007.

Our financial statements are reported in U.S. dollars (See Note 3(m) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars.

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

The selected consolidated statement of operations data for the fiscal years ended March 31, 2005, 2006 and 2007 and the selected consolidated balance sheets data as of March 31, 2006 and March 31, 2007 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2003 and 2004 and the selected consolidated balance sheets data as of March 31, 2003, March 31, 2004 and March 31, 2005 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2003		2004		2005 (3)	2006	2007
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$75,489		$66,901		$41,851	$73,812	$60,291
Cost of goods sold	(54,906)		(52,942)		(44,595)	(69,817)	(56,763)

Gross profit (loss)	20,583		13,959		(2,744)	3,995	3,528
Selling, general and administrative expenses	(15,298	)(1)	(19,019	)(1)	(16,054)	(18,011)	(12,454)
Other operating income (loss), net	—		—		(810)	2,380	608

Operating income (loss)	5,285		(5,060)		(19,608)	(13,636)	(8,318)
Interest expense	(57)		(17)		(10)	(55)	—
Interest income	1,241		851		977	1,278	2,064
Other income (expense), net	228		428		31	(846)	1,728
Gain on disposal of subsidiaries	—		—		—	—	3,952
Share of losses of a jointly controlled entities	—		—		—	—	(187)

Income (loss) from continuing operations before income taxes	6,697		(3,798)		(18,610)	(11,259)	(761)
Benefit from (provision for) income taxes	(624)		(108)		(33)	23	(483)

Income (loss) from continuing operations	6,073		(3,906)		(18,643)	(11,236)	(1,244)
Discontinued operations:
Loss from operations of discontinued thin film electro-luminescent (“TFEL”) display business, net of applicable income tax of $nil for 2002 and 2003	(835	)(2)	—		—	—	—
Gain on disposal of the TFEL display business	29	(2)	—		—	—	—

Net income (loss) before minority interests	5,267		(3,906)		(18,643)	(11,236)	(1,244)
Minority interests	—		—		20	13	77

Net income (loss)	$5,267		$(3,906)		$(18,623)	$(11,223)	$(1,167)

Basic and diluted earnings (loss) per share of common stock from continuing operations	$0.50		$(0.32)		$(1.52)	$(0.92)	$(0.10)

Basic and diluted earnings (loss) per share of common stock	$0.43		$(0.32)		$(1.52)	$(0.92)	$(0.10)

Basic and diluted weighted average number shares of common stock outstanding	12,141		12,153		12,215	12,224	12,224

(1)	Includes provisions of $556,000 and $669,000, respectively, against a related party loan and the related interest receivable in fiscal 2003 and 2004.
(2)	On November 1, 2002, we announced that our subsidiary, Global Lite Array (BVI) Limited (“GLA”) entered into an agreement to sell Lite Array, Inc.’s (“Lite Array”) TFEL display business, including the interest that Lite Array owned in a joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array. As a result of this agreement, the results of operations for Lite Array’s TFEL display business have been reported as a discontinued operation.
(3)	For fiscal 2005, an operating loss of $810,000 representing a contingent loss provision was reclassified from selling, general and administrative expenses.

The summarized results of discontinued operations are as follows:

Fiscal Year Ended March 31, 2003
Net sales	$594,621
Cost of goods sold	503,889

Gross profit	90,732
Selling, general and administrative expenses	539,099
Impairment of property, plant and equipment	—
Share of loss of a joint venture	378,646
Amortization of goodwill	—
Write-off of goodwill	—

Operating loss	(827,013)
Interest income (expense)	(8,924)
Other income, net	491

Loss from discontinued operations	$(835,446)

The aggregate assets and liabilities of the discontinued TFEL display business on the date of disposal were $480,407 and $3,145,432, respectively.

	At March 31,
	2003	2004	2005	2006	2007
	(In thousands)
Balance sheet data:
Working capital[1]	$72,356	$73,672	$58,167	$53,071	$50,593
Total assets	123,548	122,286	104,013	98,080	100,281
Net assets[2]	111,341	110,033	90,273	79,349	79,380
Total debt[3]	828	422	38	38	—
Shareholders’ equity	111,341	110,033	90,261	79,349	79,380

[1]	Working capital is the excess of current assets over current liabilities.
[2]	Net assets are the excess of total assets over total liabilities.
[3]	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We are required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) to include a management’s report that provides an assessment of the effectiveness of the Company’s internal control over financial reporting beginning with our annual report on Form 20-F for our fiscal year ending on or after December 15, 2007. Further, Section 404 requires that the Company’s external auditor report on the effectiveness of the Company’s internal control over financial reporting beginning with our annual report on Form 20-F for our fiscal year ending on or after December 15,2008. Although we are conducting a review of our internal control structure and procedures over financial reporting to comply with the requirements of Section 404, there is no assurance that management will ultimately be satisfied with our internal control structure and procedures over our financial reporting and therefore we may not be able to certify compliance with Section 404 which would result in a qualified report from our external auditors. This could result in non-compliance with the Securities and Exchange Commission (“SEC”) regulations and/or a decline of our stock value due to the loss of investors’ confidence in the reliability of our financial statements, and the Company may be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require the commitment of additional financial and management resources.

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and over 90% of the net book value of our total fixed assets is located there. We sell products to companies based principally in North America, China and Europe. Consequently, our international operations and sales may be subject to the following risks, among others:

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

Renminbi revaluation. We sell a significant portion of our products into the U.S. market through our subsidiaries in Hong Kong and Macau. These sales are generally denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs, are denominated in Hong Kong dollars and Chinese Renminbi. Although certain raw materials, material components and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, the majority are purchased with Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar at a rate of approximately $7.8 Hong Kong dollars to US$1.0. Until 2006, in the aggregate, we were not significantly affected by exchange rate fluctuations and therefore have not hedged our positions.

From 1998 until 2005, the People’s Bank of China (“PBOC”) kept the Renminbi’s exchange rate against the U.S. dollar steady at approximately 8.3 Renminbi to the U.S. dollar. In March 2005, China’s Premier introduced a number of conditions, including but not limited to, Chinese financial and economic stability, that must be achieved before China could implement greater exchange flexibility. At that time the Premier indicated that the Renminbi was likely to be revalued, but gave no timetable for such revaluation.

On July 21, 2005, the PBOC decided to abandon its policy of pegging the Renminbi to the U.S. dollar and instead decided to link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi to 8.11 to the U.S. dollar from 8.28 as the Chinese government took its first step towards a floating currency. During our fiscal 2007, the Renminbi was allowed to appreciate to between 7.7474 and 8.0284 to the U.S. dollar. This currency reform has made China products more expensive for U.S. companies. To the extent our operations are based in China, we are exposed to foreign exchange risk with respect to the Renminbi, which could increasingly negatively impact our financial position and results of operations.

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

The municipal authorities in each township in China have discretion to impose or waive a large number of fees and taxes, including value-added tax, stamp duty, licenses and permits. In the Company’s manufacturing location, it is subject to the laws and regulations of the township of Dongguan, Guangdong Province and the PRC. In the early years of our operations in Dongguan, the majority of the local fees and taxes were waived or abated as a result of negotiation with local authorities. In recent years, however, our requests for waivers and abatements have received less favorable consideration and we believe that we may incur a significant increase in fees and taxes over the coming years.

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

Increase in effective tax rates. The Company is subject to a lower overall effective tax rate than some U.S. domiciled corporations because of the location of its business operations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macau, China and the United States. Our executive and administrative offices are located in Hong Kong and Macau and our manufacturing facilities are in China. Our customers are located primarily in the United States. Changes in tax laws could have a material adverse effect on our results of operations. One of our subsidiaries in China, Dongguan Wing Shing Electrical Products Factory Company Limited (“Dongguan Wing Shing”), is subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Dongguan Wing Shing houses our manufacturing facilities that incur a significant portion of manufacturing overhead. The finished products manufactured at Dongguan Wing Shing are sold to our other subsidiaries. In February 2007, a circular issued by the state of Administration of Taxation of the PRC clarified prior uncertainties related to income and expense allocation between subsidiaries. We now believe that application of the full tax rate could have a significant impact on our financial condition and results of operations. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited (“Dongguan Lite Array”), which is exempt from income tax for the two-year period commencing with its first profitable year and followed by a 50% exemption for the next three years. Dongguan Lite Array has yet to attain its first profitable year. Our subsidiary in Macau, Pentalpha Macau Commercial Offshore Limited that is now dormant, is not subject to taxation in Macau in accordance with Macau tax regulations, but there is no assurance that the Hong Kong Inland Revenue Department (“HKIRD”) will not seek to impose taxation on income generated in Macau, which could result in an increase in our effective tax rate.

In fiscal 2005, our U.S. subsidiary, Lite Array, Inc, a Delaware corporation, engaged in the trading of raw materials for small molecule organic light emitting diode (“OLED”) technology for our other subsidiaries. The sales amount was immaterial and we subsequently ceased trading OLED products. There should be no taxable income recognized as the sales amount was not sufficient to cover the expenses incurred during the period and there were tax losses carried forward from prior years. At this stage, we do not believe that our current method of operations subjects us to material U.S. taxes. There can be no assurance, however, that U.S. taxes will not be imposed on an additional portion of our income. The imposition of material U.S. income taxes could have an adverse effect on our results of operations.

Dependence on major customers. Sales to five major customers accounted for 86.9%, 84.1% and 80.1% of our net sales during each of fiscal 2005, 2006 and 2007, respectively. The Electrolux Group, which was formerly known as The Eureka Company (“Electrolux”), was our largest customer in 2007 and sales to Eureka accounted for 33.5% of our net sales in fiscal 2007 compared to 34.1% of our net sales in fiscal 2006. Royal Appliance Manufacturing Company (“Royal”), a major floor care company, continued to be a major customer and sales to Royal accounted for 28.2% of our net sales in fiscal 2007 compared to 40.4% of our net sales in fiscal 2006. Neither Royal, nor Electrolux is contractually obligated to purchase floor care products from us, and we only sell to each of them on the basis of purchase orders.

On December 17, 2002, Techtronic Industries Limited (“TTI”) and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced a merger with Royal. Since completion of the merger, Royal is operating as a wholly-owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all of Royal’s products. We have continued offering Royal favorable pricing and payment terms in an attempt to maintain business with them. We cannot predict when TTI will begin producing all of Royal’s products and cease buying from us. We believe such a result is probable and likely to occur in the reasonably near future and there will be a significant adverse impact on our financial position when we lose this customer unless we are able to replace it with another major floor care company or other new business.

Although the relative percentage of net sales to each of our major customers changes each year, we expect to be dependent on between two and four major customers for the foreseeable future. Although we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made pursuant to purchase orders received by us from time to time. Therefore, there can be no assurance of the level of sales to any of these major customers in the future. The loss of any one of these major customers, particularly Electrolux or Royal, could have a material adverse effect on our business, results of operations and financial condition.

Increases in cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and are subject to price increases in these raw materials. The plastic resins we use are derived from natural gas liquids, and prices of these plastic resins have fluctuated in line with the fluctuation in natural gas and crude oil prices, as well as the relative capacity, supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. During fiscal 2007, the price of plastic resin increased approximately 63% overall and may continue to increase as a result of the surge in crude oil prices. We have no long-term supply contracts for the purchase of plastic resin, but we generally maintain a 30-day supply. We have limited ability to increase product prices in response to plastic resin or other material cost increases. We closely monitor crude oil prices that normally affect the price of plastic resin and our inventory levels to ensure we can complete our orders on hand. If our reserves are not sufficient for our production requirements, we have to buy plastic resin at potentially higher prices in order to meet our delivery schedules. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our continuing inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins will have a material adverse effect on our business, results of operations and financial condition.

New product category. In 2005, we entered the consumer electronic products business concentrating on display-oriented products. Our subsidiary, Global Display Limited, developed a range of consumer products incorporating high-definition flat panel displays (“FPDs”) that utilized liquid crystal displays (“LCDs”), plasma display panels (“PDP”), liquid crystal on silicon (“LCOS”), optical, and digital display technologies. Lite Array had been developing a range of display modules utilizing proprietary OLED technology. Since we had no commercial success in these new product categories and there was no assurance that we would do so in the future, we were required to provide for impairment of our long-lived assets since the carrying amount of our long-lived assets exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. In addition, we had to write-down the value of the related inventories to market value. Any future impairment or write-down of inventory arising from a lack of commercial success in a new product category would have a negative impact on our business and results of operations.

New products and rapid technological change. The technology incorporated in many of our products, particularly consumer electronics, is characterized by rapid change in the marketplace. In addition, the emergence of new technologies can quickly render existing products obsolete or unmarketable. Our ability to anticipate changes in technology and industry standards or consumer demand and successfully develop and introduce new or enhanced products that gain market acceptance will be a critical factor in our ability to grow and remain competitive. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage the transition from one product release to the next, or that our future products will achieve market acceptance. The failure to realize such goals could have a material adverse effect on our business, results of operations and financial condition.

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

Product Safety. We are responsible for ensuring that our products are safe and satisfy all of the requirements of the consumer products safety commission (“CPSC”) in the U.S., which may apply to OEM products manufactured to customer specification. In the event of a recall required by the CPSC, our customer may require us to provide replacement conforming units at our cost, which could have a material adverse effect on our business, quality reputation and results of operations.

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

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in the township of Dongguan, Guangdong Province of China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance in the aggregate of approximately $67.9 million, which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $6.4 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”), beneficially owns approximately 61.8% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 44% by Kwong Ho Sham and 56% by John Sham, both of whom are directors. Voting control of Wing Shing Holdings is held approximately 34.3% by Kwong Ho Sham and approximately 65.7% by John Sham. As a result, Wing Shing Holdings and its shareholders are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

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

Macau subsidiary operations. We established a subsidiary in Macau in October 2001 to buy and sell products to our customers and ceased its operation in January 2007. No treaty exists between Macau and the United States providing for reciprocal enforcement of foreign judgments. However, the courts of Macau are generally prepared to accept a debt due and actions may then be commenced in Macau for recovery subject to specific preconditions being satisfied regarding the authenticity of the foreign judgment.

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

Effective in fiscal 2007, the Company is operating three business segments; home appliances, electronic components and other. “Electronic Components” and “Others” segments, which were previously grouped within the small electrical household appliance in previous years became reportable segments during fiscal 2007, as the Company started to manage them separately due to the increase in their relatively size during fiscal 2007. Segment information in this report with respect to fiscal year 2005 and 2006 has been restated to reflect this change. The “Others” segment comprises a number of immaterial product line/units and development programs that have not materialized to date into full product businesses, and none of these units has ever individually met the quantitative thresholds for determining a reportable segment.

Home Appliance Business

Our core business for over thirty years has been designing, manufacturing and selling small electrical household appliances to brand marketers in developed countries. While our products and product categories have changed over time, and may change in the future, the total market that we serve remains relatively stable. It is our aim to offer reliable, high-quality manufacturing as a partner to U.S. and European companies that need to procure finished products from the Far East for competitive reasons, but also need to protect their brands’ reputations.

In our home appliance business, we historically categorized the appliances we manufacture by function. Our current product categories are floor care products and kitchen appliance products. In both categories, and with respect to the individual products within each category, there are major brands and private label brands competing for retail shelf space and consumer purchase. While our home appliance business, as a whole, has remained fairly stable in the developed countries, it is subject to significant shifts in demand for particular product categories and individual products within such categories.

Initially, we manufactured personal care products, the least complex category in small electrical appliances. However, by 2001, we began to become less competitive in this product category compared to other Chinese manufacturers that did not have a Hong Kong staff or development programs and we decided to de-emphasize this product category and begin to redirect our efforts. At the same time, we expanded our electric motor expertise and entered the floor care product category. Floor care products require sophisticated and complex manufacturing equipment and processes and we made significant investments to upgrade our facility to meet our customer’s requirements.

Our initial floor care customers were Royal and Sharper Image. Subsequently, we started to manufacture extractors for Eureka (part of the Electrolux group). For competitive reasons we limited our customer base to the principal players, Royal and Eureka. Since both of these customers were themselves also manufacturers, our opportunities were limited to stock keeping units (“SKUs”) that we could produce more cost effectively than they could.

One of our key strategies that historically aided our business success was our emphasis on Original Design Manufacturing (“ODM”) as an alternative to contract manufacturing. We designed, engineered and tooled our own products and offered them for sale to well-known household appliances companies for sale under their own brand names. This was particularly effective with kitchen appliances, since brand marketers could introduce our products to the market with minimum upfront investment on their part and satisfy the retailers’ need for differentiation and novelty. However, in recent years with the continuing pricing pressures, maintaining an ODM infrastructure of designers and engineers became cost prohibitive. As a result, unless we know a customer’s particular need for a product, we can no longer afford to allocate the resources needed for engineering, prototyping or tooling. Thus, in our home appliance business, we are now concentrating on being a high quality Original Equipment Manufacturer (“OEM”).

A significant portion of our home appliance sales are made in U.S. dollars. U.S. and European sales for these products accounted for 73.8% and 15.3%, respectively, of our home appliance segment net sales during fiscal 2007, as compared to 83.5% and 11.6%, respectively, of net sales during fiscal 2006 and 83.7% and 11.4%, respectively, of net sales during fiscal 2005.

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

Electronic components and others

We continue to acquire new technologies in an effort to expand our capabilities in manufacturing finished products and components. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility into producing higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China.

Initially we acquired Lite Array Inc. a U.S. based technology company involved in thin film electroluminescent displays (“TFEL”) and OLED. We sold Lite Array’s TFEL factory in China in 2003 but maintained its OLED program.

Late in fiscal 2003, we began exploring opportunities in display-oriented products, particularly those utilizing flat-panel liquid crystal displays (“LCDs”). We concluded that investing in the capital equipment to produce flat-panel modules was not as attractive as sourcing the panels, software, and other electronic components while we focused on utilizing our manufacturing experience and capabilities to produce high–quality, competitive products. In pursuit of this venture, we established a separate subsidiary, Global Display, to develop and market a wide range of such display-oriented products with its own dedicated and experienced technical and marketing staff focused initially on developing flat-panel high definition televisions (“HDTVs”) incorporating plasma or thin film transistor liquid crystal displays (“TFT-LCDs”).

In fiscal 2005, we also acquired a majority controlling interest in Winway Technology Development Limited (“Winway”). Winway established its own marketing network for consumer electronic products in certain Asian countries including China.

As a result of a dramatic decline in prices for flat panel televisions in the U.S. and Europe and our late entry into this venture, we were not successful in securing major customers for our consumer LCD televisions, resulting in our inventory devaluing on a monthly basis. Towards the end of fiscal 2005, we realized that a change of strategy was needed and ceased our commercial efforts with respect to flat panel LCD televisions. During 2007, we liquidated our remaining flat panel display assets and reduced our workforce. Additionally due to the market prices for OLED displays falling, we decided to revise our OLED strategy. Accordingly, we entered into a joint venture with Anwell Technologies Limited (“Anwell”), a public company in Singapore, to develop a more cost effective process for producing OLED equipment rather than just marketing OLED displays.

Between the cessation of the flat panel TV and the redirection of our OLED programs, we took significant impairment charges but dramatically reduced our overhead and development costs, which reduced our fixed and SG&A costs by approximately $4.8 million per annum on an ongoing basis.

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market complementary metal oxide semiconductor (“CMOS”) camera modules (“CCMs”) and to develop household electronic products incorporating optical systems. In fiscal 2007 our sales of CCMs had grown to $12.3 million, up over 100% from 2006 and we introduced our first home security product to the marketplace.

We believe the opportunity to sell CCMs and other electronic components to cellular phone and PDA manufacturers in the PRC is a promising business for us albeit currently at commodity type margins. At present we source the sensors and lenses so that we can apply our resources to operate a top quality clean room in our manufacturing facility in the PRC for low-cost assembly and concurrently concentrate on product enhancements and differentiation. We continue investing in clean room expansion and equipment since demand continues to outstrip our ability to supply. All of our customers are in the PRC or Hong Kong and we sell in U.S. dollars or Renminbi.

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

Home Appliance Business

Our business strategy is to be a high quality, low cost manufacturer of complex small electrical appliances as well as being a reliable partner for a few brand marketers. We have invested in a number of core competencies to support our strategy, as well as efficiency and productivity improvements to provide adequate returns.

We are attempting to establish cooperative relationships with our principal customers to save them money and improve their competitiveness. Since our two largest customers are manufacturers themselves, we have to prove working with us gives them an economic benefit. We believe this can be done with a combination of the following:

Vertically-integrated, low-cost manufacturing. We maintain our principal production facility in Dongguan, China, which is set up as a vertically-integrated manufacturing operation. We have made a significant investment in sophisticated machinery to create the tooling and components used in the manufacturing process. This machinery, along with the use of relatively inexpensive labor, enables us to produce efficiently many of our components and to assemble these components to create finished products. We also invest where necessary in automation to offset increased labor costs. By locating our manufacturing facilities in close proximity to Hong Kong, we are also able to leverage both the transportation resources and engineering and managerial expertise available in Hong Kong. We believe that our investment in manufacturing machinery, combined with the strategic use of labor and management resources, allows us to provide customers with high-quality, low-cost products in an efficient and timely manner.

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

Expansion of manufacturing capabilities. We invest either directly or indirectly in all the equipment needed to manufacture our products. In recent years, we have added die casting and electric motor manufacturing to our processes. We have built specialty life testing rigs as well as investing in major injection molding equipment to allow us to make large parts.

Cost reduction engineering. We dedicate our limited engineering resources to implementing our customers’ detailed designs and working on cost reduction programs concentrating on process efficiency, material substitution and weight reduction. Typically engineered cost reductions are passed through to our customers or shared to compensate us for a portion of our material cost increases.

Electronic components business

Our strategy for electronic components evolved from our efforts to sell OLED displays to cellular phone manufacturers in the PRC. Our targeted “second tier” customers, however, were more interested in incorporating display and video features using their existing STN-LCD screens than paying a premium for an OLED screen, despite its better performance. We therefore diverted some of our technical resources from our display group and hired experienced process engineers in the PRC to enter the CCMs business. Our near term strategy is to produce other components for our existing PRC based CCMs customers and to offer contract manufacturing services for printed circuit boards and other subassemblies. Longer term we expect to expand our product line by using sensors in applications other than cell phones.

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and only available from a few vendors. We have established relationships with a major sensor company that views our PRC based operation as a good partner to access many of the PRC cellular phone manufacturers. Additionally, we receive technical support from our lens and connector suppliers, which should enable us to expand our product line.

Innovative product development. We research applications for CCMs either as a component or a critical feature of an electronic product. Our main emphasis currently is an auto focus system and higher pixel count CCMs.

Superior quality PRC based manufacturing. Utilizing our clean room expertise initially learnt from OLED production, we have been able to produce CCMs with high quality standards, which allows some of our PRC-based customers to purchase CCMs in the PRC rather than importing them from Korea or Taiwan.

Expansion of manufacturing capabilities. We have invested in the equipment needed to assemble modules in a Class 1,000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality. We have continued expanding our facility since year end since demand for CCM’s continues growing at a significant rate.

Others

Currently, “Others” consist of Lite Array’s OLED business, car audio replacement market systems and home security devices incorporating CCMs.

Since the acquisition of Lite Array, we have been active in the development of OLED technology utilizing licensed proprietary single molecule technology. We had built a clean room, acquired a development line and related know-how and started producing OLED display samples for customer evaluation as well as providing them with small quantities of displays from contracted manufacturers in Taiwan and Korea.

However, we subsequently determined that it was unlikely that we could make a return from our investment in OLED due to prices decreasing and the ongoing burden of a minimum royalty structure that we could not recover in our pricing.

As a result, we ceased any immediate plans to manufacture OLED displays using the licensed technology and entered into a venture with Anwell Technologies Limited (“Anwell”), a public company in Singapore, to develop a more cost effective process for producing OLED equipment rather than just manufacturing OLED displays.

We are in the process of developing consumer products for the home security market that incorporate cameras, optics, recording devices and outsourced proprietary software linking the systems. Our first home security product, “the Intellicorder” was introduced in 2006.

Products

Home Appliance Business

In our home appliance business, we design and manufacture a number of small electrical household appliances. During fiscal 2005, 2006 and 2007, ODM products accounted for 24.75%, 16.16% and 24.45% respectively, of our net sales in our core business after netting off tooling income, with the balance of our net sales being from contract manufacturing performed according to product specifications provided by customers. In fiscal 2007, we produced approximately 4 million appliance units including both ODM and OEM products.

The following table reflects our net sales for each significant product category in fiscal 2005, 2006 and 2007:

	Fiscal Year Ended March 31,
	2005	2006	2007
	(In thousands)
Product category:
Floor care products	$29,623	$54,571	$35,906
Kitchen appliances	7,629	7,316	5,394
Others (1)	3,860	2,982	5,532

Total	$41,112	$64,869	$46,832

(1)	Includes garment care and travel products, environmental care products, personal and health care products and accessories for each of our product categories as well as tooling income for procurement, design and manufacturing of tooling and molds.

Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 72.1%, 84.1% and 76.7% of our net sales in our home appliance business in fiscal 2005, 2006 and 2007, respectively. As a contract manufacturer, our sales in this category have been principally driven by our product quality, testing systems, sophisticated electric motor production, and our tooling and injection molding machinery for large plastic parts which are already in place. We believe that we will continue contract manufacturing for the next few years but will continue having difficulty improving margins.

Kitchen appliances. We began manufacturing kitchen appliances in 1992, and focused much of our ODM design and development efforts in this area over the next ten years. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, and indoor grills. Kitchen appliances represented 18.6%, 11.3% and 11.5% of our net sales in our home appliance business in fiscal 2005, 2006 and 2007, respectively.

During 2001, a number of changes occurred in the kitchen appliance business, which convinced us that the market for many of our kitchen products had changed and that such changes would cease to reward our innovation and development efforts with respect to these products. Accordingly, we decided to concentrate our efforts on manufacturing a smaller number of kitchen appliance products, where innovation (particularly with respect to healthy cooking) is still important, and gradually cease manufacturing other kitchen appliance products. In the past four fiscal years, our most significant reduction in manufacturing has been in coffeemakers, breadmakers and food steamers. The total sales of these products decreased from $24.0 million in fiscal 2003 to $ 2.7 million in fiscal 2007. In addition, the bankruptcies of two of our former major customers, Sunbeam Corporation and Moulinex S.A., coupled with the consolidation in the industry and continued demand by mass merchandisers for lower-priced appliance products have led us to accelerate our diversification strategy and cease development efforts of most kitchen appliance products.

Electronic components

We started manufacturing CCMs early in fiscal 2006 utilizing CMOS sensors in two sizes, 0.3 and 1.3 megapixels. Sales in fiscal 2006 and 2007 were $5.9 million and $12.3 million respectively. We also introduced the “Intellicorder” home security device utilizing our CCMs technology. We expect to expand our CCMs business by incorporating an automatic focus feature, as well as introducing and offering a 2.0 megapixel model. Additionally, we plan to develop other components and manufacturing services for our PRC based cell phone customers.

Others

We introduced the “Intellicorder” home security device in 2006 and sales to our customers in Europe and the US were $38,000 and nil in 2007 and 2006 respectively.

Product Design and Development

Our core business has been designing, manufacturing and selling a wide range of small electrical household appliances for brand marketers in developed countries. We are, however, continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. It is our long-term strategy to gradually diversify and transform a portion of our manufacturing facility located in Dongguan in PRC to produce higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong. We have recently changed our development programs and reduced the technical staff to streamline and refocus our efforts.

Home Appliance Business

We recently determined that our design and development efforts would be limited to supporting our existing customers’ programs. As the business became more and more commoditized, we could no longer justify the investment needed to support any further independent design or product development efforts and therefore reduced our overall staff.

The customer technical support team includes mechanical, electrical and electronic engineers to perform detailed engineering and testing of our products. The team supports the products from customer input and design through tooling, manufacturing and life testing. The typical cycle for contract manufacturing is eight to ten months after the concept and design for the product are provided by the customer. Contract manufacturing customers generally bear the cost of tooling for their products but our engineers design and build or procure the necessary tools and debug them during the pilot manufacturing process. When tooling is completed and the appropriate agency listing, such as UL or TUV is obtained, production begins.

Our expenditures for design and development of home appliance products were approximately $1.1 million in fiscal 2005, $1.3 million in fiscal 2006 and $0.7 million in fiscal 2007, but are expected to be insignificant going forward.

Electronic Components

The development group for electronic components consists of a small team of software and optical engineers in our office in Shengzhen supported by large number of processes, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our sensor suppliers for new technology and factures.

Our expenditure for design and development of electronic components were $0.1million and $0.2 in fiscal 2006 and 2007, respectively.

Others (previously Display business)

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

Due to the dramatic drop in flat-panel LCD television pricing and our late entry into this market, we decided to downsize our display engineering team and transferred a small team of software and optical engineers to focus on developing applications and finished products incorporating CCMs.

Our expenditures for design and development for the display business were $1.2 million and $0.2 million in fiscal 2005 and 2006 respectively. A significant portion of these expenditures were incurred for sample design fees and salaries for our engineers.

The Company’s subsidiary Lite Array continued its development of manufacturing processes and product designs for OLEDs throughout fiscal 2006. A vacuum deposition system was set up in a clean room in our factory in Dongguan, China and the prototyping line, including the photolithography equipment we acquired from Opsys US Corporation (“Opsys”), was installed. The line has the capacity to produce prototypes for customer product evaluation. Early in fiscal 2007 we entered into an agreement with Anwell, a public company in Singapore, to pool our efforts and resources in developing OLED equipment. We allocated all of our equipment, non-licensed know-how and personnel to the venture in which we have a 30% ownership and both parties decided to operate the venture in our Dongguan facility.

Our expenditure for design and development for OLED, excluding license amortization, was approximately $150,000, $99,000 and $3,000 in fiscal 2005, 2006 and 2007, respectively, the majority of which was for salaries and wages of our technical staff and engineers.

Manufacturing

We maintain our principal production facility in the township of Dongguan, Guangdong Province, China, within a self-contained 220,998 square meters vertically-integrated manufacturing complex. Vertical integration enables us to manufacture high-quality products at a low cost. It also allows us to emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We have made a significant investment in machinery to create the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enables us to produce efficiently many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic, metal and die-casting parts, switches and circuit boards. We also have a multi-faceted coatings line and pad printing capability. We sub-contract the production of certain components either when they can be bought from other suppliers at lower prices or if we do not have the specialized machinery to produce the component or when we can allocate our production capacity more efficiently to alternative tasks. For our home appliance business, we do not generally depend on other manufacturers to provide key parts or accessories.

One of our buildings has been converted into a high-tech facility for our electronic component business operated as Dongguan Lite Array Company Limited (“DGLAD”). Clean rooms of over 1,000 square meters have been constructed and the area is currently being expanded to over 2,000 square meters. DGLAD has separate management and a workforce experienced in technology manufacturing.

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

Our physical space except for DGLAD’s clean rooms is less than fully utilized and we have excess capacity available to meet any temporary surge in our requirements and also for future development. Excluding dormitories, cafeterias and recreation areas, roads and portions of land reserved for future expansion, the completed production area is approximately 176,000 square meters. Currently on average we are utilizing approximately 60% of our manufacturing facility’s production capacity; however, at peak periods utilization is above 90% and many of our larger injection molding machines and our electric motor line are operating at capacity. Specialized skills are generally not required for most of our manufacturing workforce and we believe that we will be able to acquire the necessary labor when product demand increases. However, due to demand for labor in Guangdong Province exceeding supply, we expect the cost of labor to increase substantially. We therefore plan to invest in more automation to help hold down our cost of production.

We ship our home appliance products primarily free on board (“FOB”) from ports in Hong Kong and China, with customers generally liable for any losses resulting from the transportation of finished products from the port to their final destination. Title to the goods passes to the customer when the truck is unloaded and the container is accepted by the carrier located in the ports of Hong Kong or China. Transportation of components and finished products between Dongguan, China and port is by truck. Component parts purchased from areas outside Guangdong Province are generally shipped by sea. Our electronic components are shipped primarily by company van to nearby factories. Title to the goods passes to the customer upon receipt of a certified warehouse acceptance and subsequent invoice.

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

Suppliers

We obtain over 3,400 different component parts from approximately 400 major suppliers. We are not dependent upon any single supplier for any key component except for CMOS sensors used in our CCMs. Certain of our major component parts, such as plastic, metal sheets and packaging, are purchased solely from outside suppliers. Others, such as motors and electrical and electronic parts, are either manufactured by us or purchased from outside suppliers, depending on the complexity of the component and the capacity of our facilities at the time. We believe that we can obtain all of these components from alternate sources if necessary. Raw materials, electronic components and other parts are either sourced in China or from other countries, primarily the United States, Japan and Germany. Raw materials from outside China are generally shipped through Hong Kong and then transported by truck to our factory in China. Transactions with our suppliers are based on purchase orders issued by us from time to time and we have no other written agreements with our suppliers. Orders for components are based on actual orders and forecasts that we receive from our customers that reflect anticipated shipments during the production cycle for a particular model. Many of the raw materials used in our products including plastics that are purchased outside China are subject to any applicable duties.

Since we are dependent upon outside suppliers for all of our raw material needs, including plastic resins, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 30-day supply. We work closely with our customers and suppliers in order to minimize the amount of inventory of raw materials we keep on hand and we are working on improving our automated inventory maintenance and control system to assist us in doing this. In order to expedite the production process and reduce the risk of delays caused by the non-delivery of supplies, it is our general policy to source each component from two or more suppliers. This multi-source approach is intended to ensure the delivery of the components necessary in the manufacturing process should one supplier be unable to deliver. Historically, we have not experienced any difficulty in obtaining component parts.

Major Customers

Sales to Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil) amounted to 44.3%, 48.4%, 62.7%, 40.4% and 28.2% of consolidated net sales in the five fiscal years ended March 31, 2007. Sales to our other major floor care customer, Electrolux/Eureka, started in 2003 and represented 5.6%, 26.1%, 10.3%, 34.1% and 33.5% in the five fiscal years ended March 31, 2007. Decreased sales to Electrolux in fiscal 2005 was due to their holding excess inventory of an older discontinued model on hand and their finalization of the engineering specifications for a new floor care model, which we began shipping in late fiscal 2005. However, sales to Electrolux recovered to $25.1 million in fiscal 2006, as the new floor care model was successfully introduced and a further new model platform was introduced late in fiscal 2007. Sales of floor care products to our other major customer, Royal, increased in dollars from $26.2 million or 62.7% of net sales in fiscal 2005 to $29.9 million or 40.4% of net sales in fiscal 2006, and decreased to $17.0 million or 28.2% of net sales in 2007. On December 17, 2002, TTI and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced its acquisition of Royal by way of merger. Following the completion of the merger, Royal has operated as a wholly owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China and eventually is likely to produce all Royal products. We cannot predict when TTI will begin producing all of Royal products and stop buying from us, but believe such a result is likely to occur within the reasonably near future. Net sales are expected to decline unless we are able to replace Royal with another major floor care company as a customer in the near future.

Although the relative percentage of sales to each of our major customers changes each year, we expect that in the foreseeable future we will be dependent on two major customers in home appliances but as our electronic components business matures. We will expand our number of significant customers considerably. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made by purchase orders received by us from time to time without any firm commitment for sales levels over a long-term period.

Marketing

Our marketing for our home small appliance business has been relegated to a basic customer service function concentrating on schedule coordination, logistics and responding to customer requests.

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

For the electronic component business, marketing is designed to give exposure to our high-quality and cost-effective product and production capabilities. Generally, we emphasize personal contact with our customers and potential customers in our facilities and frequently at their headquarters. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better products at lower prices. We believe that innovation is the key for both our customers and us in this regard.

Our CCM business is currently a commodity business with price and production capacity being the main criteria in securing sales. However, if our development program is successful and results in technical advances, we will be able to market our product to top tier consumer electronic brands and improve our profit margins.

Competition

We believe that the markets for our home appliance products are mature and highly competitive and that competition is based upon several factors, primarily price, but also product features and enhancements and new product introductions. We compete with established companies in Hong Kong and China, a number of which have substantially greater technical, financial and marketing resources than us. Competition for contract manufacturing products is based primarily on unit price, product quality and availability and service. Except for opening price point products, we believe that we compete favorably in each of these areas, especially if the product is relatively sophisticated to manufacture. In addition, while individual contract manufacturing customers may have preferences among their approved suppliers, management believes that no company dominates the market as contract manufacturing customers tend to order from several different suppliers in order to lessen dependence on any one entity.

Competition in the electronic components market is intense as productive capacity comes on line from many companies. However, since the market for cellular phone cameras has been expanding at over 50% per annum in China, we believe we can sell as much as we can produce, but not necessarily at attractive or even adequate margins. As we become a more significant supplier to certain large PRC cell phone manufacturers and continue expanding our capacity, we should start to gain a small competitive advantage which should improve our margins.

Intellectual Property Rights

We currently hold 88 patents, of which eight were approved in fiscal 2007. Our patents are registered in various jurisdictions, including the United States, the United Kingdom, China and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Any infringement claim or other litigation against us could have a material adverse affect on our business, operating results and financial condition. See Note 22 – Contingent Liabilities to Notes to Consolidated Financial Statements.

Certain agreements with our ODM customers include indemnification provisions against patent infringement claims relating to such products. Along with a customer, we are currently defending a patent infringement claim relating to one of our deep fryer models, a product line that represented 0.5%, 0.3%, 6.3%, 1.3%, 0.9 % and 0.7% of our net sales in fiscal 2003, 2004, 2005, 2006 and

2007, respectively. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this infringement claim will be resolved in our favor or the customer or that other parties will not assert infringement claims against us in the future.

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

Conditions in China. China is a socialist state which, since 1949, has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Moreover, economic reforms and growth in China have been more successful in certain provinces than in others and the continuation or increase of such disparities could affect political or social stability. In December 2001, China was admitted to the World Trade Organization after 15 years of negotiations and was granted the full trading rights of a WTO member country, but is still considered to be a high risk nation for business and investment in the Asian region. Although China has recently permitted greater provincial and local economic autonomy and private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every section of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support the economic reform program that commenced in the late 1970’s and possibly to return to the more centrally-planned economy that existed prior thereto, could have a significant effect on economic conditions in China and on our operations. Also, the legal system of China relating to foreign investments is both new and continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.

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

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of eight of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct marketing, product design and development, administration and other activities in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international political and economic relations.

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

Conditions in Macau. Macau, the jurisdiction of incorporation of one of our subsidiaries, was restored to China on December 19, 1999. We established an office in Macau on November 8, 2001, which is now dormant. During this period we conducted sales, marketing and administration activities from Macau.

Macau was founded by the Portuguese in 1557. It lies approximately 40 miles west of Hong Kong and has a population of approximately of 500,000. Portugal signed the Sino-Portuguese Joint Declaration with China on April 13, 1987 providing the return to Chinese administration. In the Sino-Portuguese Joint Declaration, China has promised to respect Macau’s existing social and economic systems and lifestyle for 50 years. Similar to Hong Kong, Macau has been set up as a SAR with its own legal and economic systems. Notwithstanding the provision of these international agreements, there can be no assurance as to the continual stability of political, economic or commercial condition in Macau. No treaty exists between Macau and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Macau are generally willing to accept a foreign judgment as evidence of a debt due.

C.	Organizational structure.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Principal activities	Place of incorporation	Percentage of equity interest held
SUBSIDIARIES:
Global Appliances Holdings Limited	Investment holding	British Virgin Islands	100.0%
Global Display Holdings Limited	Investment holding	British Virgin Islands	100.0
Lite Array Holdings Limited	Investment holding	British Virgin Islands	30.0
Litewell Technology (HK) Limited	Management services	Hong Kong	30.0
Dongguan Wing Shing Electrical Products Factory Company Limited	Manufacturing	China	100.0
Dongguan Lite Array Company Limited	Manufacturing	China	100.0
Dongguan Litewell (OLED) Technology Limited.	Research and development	China	30.0
Global Household Products Limited (Formerly known as Global Display Limited)	Trading	Hong Kong	100.0
Global-Tech USA, Inc.	Investor relations and consulting	United States	100.0
MasterWerke Limited	Investment holding	United States	100.0
GT Investment (BVI) Limited	Investment holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	Management services	Hong Kong	100.0
Pentalpha Enterprises Limited	Dormant	Hong Kong	100.0
Pentalpha Hong Kong Limited	Trading	Hong Kong	100.0
Pentalpha Macau Commercial Offshore Limited	Trading	Macau	100.0
Wing Shing Overseas Limited	Trading	British Virgin Islands	100.0
Wing Shing Products (BVI) Company Limited	Dormant	British Virgin Islands	100.0
Global Auto Limited (Formerly know as Lite Array (OLED) H.K. Limited)	Trading	Hong Kong	70.0
Global Optics Limited	Trading of raw materials and electrical and optical components	Hong Kong	100.0
Winway Technology Development Limited	Dormant	Hong Kong	83.33
Consortium Investment (BVI) Limited	Asset and investment holding	British Virgin Islands	100.0
Global Rich Innovation Limited	Trading	Hong Kong	100.0
Lite Array, Inc.	Dormant	United States	76.75
Global Lite Array (BVI) Limited	Investment holding	British Virgin Islands	76.75
Lite Array OLED (BVI) Company Limited	Dormant	British Virgin Islands	76.75
Global Digital Imaging Limited	Trading	British Virgin Islands	100.0

Global-Tech is a holding company, which does not engage in daily business operations other than owning subsidiaries that design, manufacture and market a wide range of consumer electrical products worldwide, including (but not limited to) floor care products and small electrical appliances.

GT Investment (BVI) Limited is the immediate holding company of Wing Shing Overseas Limited, Pentalpha Hong Kong Limited, Pentalpha Enterprises Limited, Global Rich Innovation Limited, Winway Technology Development Limited and Global Household Products Limited.

Consortium Investment (BVI) Limited (“CIBL”) is an immediate holding company of Lite Array Holdings Limited (“LAH”) and Kwong Lee Shun Trading Company Limited. On March 17, 2006, CIBL entered into an agreement with Anwell, a publicly listed company in Singapore, to form a joint venture company which Anwell invested in by purchasing a 70% interest in LAH. LAH is the holding company of Litewell Technology (HK) Limited (was incorporated on June 19, 2006) and Dongguan Litewell (OLED) Technology Limited. LAH and its subsidiaries’ fiscal year end is December 31, which is different from the Company.

Global Display Holdings Limited is an immediate holding company of Global Optics Limited and Global Digital Imaging Limited. On August 1, 2006, Global Display Holdings Limited transferred its shareholding in Global Auto Limited to Global Appliances Holdings Limited. On the same day, 30% of the shareholdings of Global Auto Limited were registered to an independent third party upon its contribution of capital to the Company.

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

The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 145,000 square meters. Currently we have set up SMT, assembly and testing equipment for CCMs in an approximately, 1,270 square meters clean room and also built a clean room for Lite Array. Lite Array has completed the installation of its research and development equipment in its clean room which is now being used by the Anwell joint venture. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043. In fiscal 2004 and 2005, we paid approximately $291,000 for the outstanding land transfer fees for the formal grant of the lease rights.

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

We maintain two offices in Shenzhen with a total space of approximately 628 square meters, one exclusively for the electronic components business which is managed totally in the PRC and the other a development and sales office for the remnants of our display engineering group that is currently focusing on home security and car audio products.

The annual rent for the two offices are $42,182 and $46,132 respectively and the leases expire on September 30, 2008 and April 30, 2008 respectively.

Hong Kong

On December 1, 2004, we entered into an amendment of a lease agreement with Wing Shing Products Company Limited, a company owned by the Sham family. The amendment included leasing approximately 14,680 square feet of the 25,690 square feet of space previously leased for our former executive offices and warehouse. Under the amended lease, we pay annual rent of approximately $102,000, which is at fair market value. The amended lease was effective from December 1, 2004, expired on March 31, 2006, and was renewed on May 15, 2006, effective from April 1, 2006 for a further two years at an annual rent of approximately $96,400.

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

Effective from April 1, 2005, we entered into a 12-month lease for office space located on the 13th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited. This lease is renewable annually and the total space is approximately 3,670 square feet. The lease was subsequently renewed on May 15, 2006, effective from April 1, 2006 for a further two years. Annual rent for this space is approximately $20,000, which is at fair market value

On January 21, 2005, our subsidiary, Winway, entered into a 36-month lease with Rikon Limited for office space in Office 1, 28/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. The total office space is approximately 4,819 square feet at an annual rent of approximately $67,000.

All related party leases are at market rates.

Macau

On October 15, 2001, we entered into a 24-month lease for office space on the 15th floor of the Macau Finance Centre, Rua de Pequim 244/246, Macau. The lease expired on October 2003 and was then renewable on an annual basis. The current lease expired on January 14, 2007 and was not renewed since we determined that our buying and selling operation in Macau was no longer needed to support our customers. The total office space is approximately 1,400 square feet and is occupied by the sales and accounting staff of Pentalpha Macau Commercial Offshore Limited. Annual rent for this space was approximately $20,100. The Macau office was closed on January 31, 2007.

We believe that our administrative office space in Hong Kong and China will be adequate for the operation of our business for the foreseeable future. We believe that with further utilization of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. The factory is currently utilized at considerably less than full capacity. We anticipate that any further expansion and diversification of our floor care product line or expansion of our CCMs business could increase utilization at the Dongguan facility and require us to expand the infrastructure and purchase additional equipment.

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

A.	Operating Results

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal Year Ended March 31, 2007 Compared with Fiscal Year Ended March 31, 2006

Due to the significant growth in our electronic component business in fiscal 2007 that it is now managed and operated in separate facilities with its own dedicated staff, we decided to provide segment information on our business. In previous years we operated in one segment – household electrical appliances. Accordingly, we have provided segment information for prior years that provides information on our core business which is home appliances, our new component business which is primarily camera modules for cell phones and also reflects our display businesses in “Other”. None of these met the requirement for separate disclosure in prior years.

Home Appliances Business

	Fiscal Year Ended March 31,
	2005	2006	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(92.8)	(90.9)	(94.8)

Gross profit	7.2	9.1	5.2
Selling, general and administrative expenses	(16.2)	(10.7)	(9.8)
Other operating income	—	3.6	—

Operating income (loss)	(9.0)%	2.0%	(4.6)%

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Tooling income is not a primary source of our sales revenue and is immaterial to overall sales. Net sales consist of gross amounts invoiced less discounts and returns. Revenues from product sales are recognized at the time of shipment when title passes. Under the Company’s standard terms and conditions of sale, which are mainly FOB shipment point, title and risk of loss transfer to the customer at the time product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly unless customer acceptance is uncertain or significant obligations remain. It is rare to have any contingency concerning title passing when explicit shipping terms are stated. We do not recognize sales for those products where the customer has any right of return unless the return can be reasonably estimated. Returns historically have been immaterial.

Net sales in fiscal 2007 were $46.8 million, down 27.9% from $64.9 million in fiscal 2006. Sales to our largest customer in fiscal 2006, TTI, declined $12.8 million in fiscal 2007 as the older SKU’s we manufactured for them lost a number of placements at retail. The decline in sales to TTI was offset to some extent by an increase in sales to Electrolux of $5.0 million due to a full year’s sales of a product introduced in the middle of the previous year. Additionally sales of kitchen appliances declined $1.9 million from the prior year since we are no longer actively pursuing new business for these products.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in fiscal 2007 was $2.4 million or 5.2% of net sales, as compared to a gross profit of $5.9 million or 9.1% of net sales in fiscal 2006. The decline in gross margin as a percentage of net sales was primarily due to lower production levels, absorbing fixed overhead and higher material costs, particularly for plastics and copper. Additionally we held our selling prices to our two main floor care customers to remain competitive with other OEM suppliers in China and Korea, despite our cost increases. In fiscal 2007, our raw material cost as a percentage of net sales was 78.2% as compared to 74.5% in fiscal 2006. We believe that increases in raw material commodity pricing while significant in fiscal 2007, will continue accelerating in fiscal 2008 and we will make further attempts to get pricing relief from our customers.

Direct labor and overhead expenses as a percentage of sales were 3.8% and 12.8% respectively in 2007. Direct labor and overhead as a percentage of sales were 3.6% and 12.8% respectively in 2006. Included in overhead of $5.9 million in fiscal 2007 was depreciation of $2.5 million. Overhead in fiscal 2006 was $8.3 million but included $0.5 million in obsolescence charges. Excluding the aforesaid item, overhead decreased approximately 31.6% in fiscal 2007 from the prior year due to lower activity and reduced deprecation.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to product design and development, transportation of finished goods, and salaries for our marketing and technical personnel. SG&A expenses in fiscal 2007 were $4.6 million or 9.8% of our net sales, as compared to $6.9 million, or 10.7% of net sales in fiscal 2006. Shipping, handling or other costs that are incurred for the sales of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2007 and 2006, shipping costs charged to selling expenses were approximately $0.8 million and $1.1 million, respectively.

Due to the pressure on margins we were experiencing in our home appliance business, we determined that our SG&A needed to be reduced. Steps were taken in fiscal 2007 to reduce the technical and marketing staff commensurate with our decision to drop our ODM program for the home appliance business. Additionally, we reduced our administrative costs by not replacing managers and executives that had left the Company and by transferring many functions to China.

The primary components of design and development expenses included in SG&A include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for engineers and designers. In fiscal 2007, total product development expenses were approximately $0.7 million, as compared to $1.3 million in fiscal 2006.

Other operating income. In fiscal 2007, we did not have any other operating income compared to approximately $2.3 million in fiscal 2006. The income in 2006 included accruing a contingent loss of $4.7 million relating to a potential judgment against one of our subsidiaries, offset by awards of $4.6 million related to a breach of contract claim (See Note 22 – Contingent liabilities of Notes to Consolidated Financial Statements) and $2.4 million related to a patent infringement claim adjudicated and finalized in fiscal 2006.

Operating income (loss). In fiscal 2007, we incurred an operating loss of $2.1 million, as compared to an operating income of $1.3 million in fiscal 2006. The loss in fiscal 2007 was mainly due to our gross profit being insufficient to support our SG&A, whereas other operating income was sufficient to provide a positive operating income in fiscal 2006.

Electronic components

	Fiscal Year Ended March 31,
	2005	2006	2007
Net sales	—	100.0%	100.0%
Cost of goods sold	—	(90.2)	(90.9)

Gross profit	—	9.8	9.4
Selling, general and administrative expenses	—	(10.9)	(8.5)
Other operating income	—	—	—

Operating loss	—	(1.1)%	(0.9)%

Net sales. Our net sales include sales of electronic components (primarily CCMs) and tooling income for customer prototypes. Net sales consist of gross amounts invoiced less discounts and returns. Revenues are recognized at the time of certified acceptance of the goods by the customer. Most of the sales are to customers in the PRC and Hong Kong and allowance is provided for any anticipated returns or rework due to quality issues. We do not recognize sales if the customer has any right to return unless the return can be reasonably estimated or until a formal invoice in issued.

The CCM business which constitute all of our net sales of electronic components was established in mid fiscal 2006, and has expanded rapidly since then. Net sales in fiscal 2007 were $12.3 million, up over 100% from net sales of $5.9 million in fiscal 2006. The bulk of the sales were 0.3 mega pixel camera modules going to cell phone manufacturers based in China.

Gross profit. Gross profit in fiscal 2007 was $1.2 million, or 9.4% of net sales compared to $0.6 million, or 9.8% in fiscal 2006. The CCM and other electronic components businesses are highly competitive with the proprietary technology being maintained by the sensor and lens suppliers thus margins reflect a commodity type business. Direct labor and overhead in fiscal 2007 were 1.9% and 5.7% respectively of net sales compared to 2.2% and 6.2% respectively in fiscal 2006. Material cost in 2007 was 83.1% of net sales, a slight decrease from 81.8% in the prior year. Since inception material cost has consistently been between 82% and 85% of net sales depending on what type of connector is required, volume growth is critical to improving profits.

Selling, general and administrative expenses. SG&A expenses in fiscal 2007 were $1.0 million or 8.5%, of net sales compared to $0.6, million or 10.9% of net sales in fiscal 2006. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCMs operation is located and development and prototyping expense. We spent $0.1 million on development programs in fiscal 2007 and do not expect it to increase in fiscal 2008.

Operating income (loss). Operating income in fiscal 2007 was approximately $108,000, or 0.9%, of net sales compared to an operating loss of $66,000, or 1.1% of net sales in fiscal 2006. The shift to a profit from a loss was due to SG&A rising at a slower rate than sales. We believe this trend will continue as sales volume continues to grow.

Others

Net sales of other products in fiscal 2007 were $1.2 million or 2% of consolidated net sales. No item or product was significant. Net sales of other products in fiscal 2006, which were primarily sales of obsolete display inventory, were $3.0 million or 4% of consolidated net sales.

We incurred a small gross loss of $48,000 in fiscal 2007 compared to a $2.5 million gross loss in fiscal 2006, which included a $0.9 million charge to further write down our remaining display inventory to net realizable value.

SG&A expense in fiscal 2007 was $1.1 million, down from $4.4 million in the prior year as the display group was disbanded or refocused on electronic components and, in the case of OLED, transferred to our new joint venture operation with Anwell. The remaining SG&A is for our marketing and development group for new product categories and technology, including home security and car audio products. Included in SG&A in fiscal 2007 was $0.3 million in development expenses.

Corporate

Non allocable corporate expenses were $5.8 million in fiscal 2007 compared to $6.1 million in fiscal 2006. Expenses in fiscal 2007 included non cash stock compensation expense of $1.1 million compared to a reversal of non cash stock compensation expense of $0.2 in the prior year. The primary components of corporate expenses are legal and professional fees (approximately $446,000 in fiscal 2007 as compared to approximately $862,000 in fiscal 2006) and the cost of senior management. The decline in corporate expenses excluding non cash compensation from fiscal 2006 of $1.7 million was primarily due to reducing our senior management cost, reductions in the administrative staff and lower occupancy costs.

Other operating income. Other operating income in fiscal 2007 of $0.4 million represented an increase in prejudgment interest on an award we received in a legal case. There was no other operating income in the prior year.

Interest expense, interest income, other income (expenses), net and share of loss in a jointly controlled entity. No interest expense was incurred in fiscal 2007 compared to approximately $55,000 in fiscal 2006 from utilizing our short term bank credit facilities. Interest income in fiscal 2007 and fiscal 2006 was approximately $2.0 million and $1.3 million respectively. During fiscal 2007 there was a slight increase in interest rates on the funds invested in low risk financial instruments. In fiscal 2007, we had an average invested fund balance, which includes cash and cash equivalents and short term investments, of approximately $45.0 million, with an average rate of return of 4.6 % as compared to an average invested balance of approximately $47.2 million, with an average rate of return of 2.9% in fiscal 2006. Other income (expenses), net in fiscal 2007 was approximately $1.7 million, compared to loss of 0.8 million in fiscal 2006. The primary reason for the difference is due to exchange gains in 2007 compared to losses in 2006. (See Note 17 - Other income (expense), net of Notes to Consolidated Financial Statements.)

Our loss in LAH and its subsidiaries, jointly controlled entities of the Company, in fiscal 2007 represents our 30% share of the development costs of the Litewell OLED venture. (See Note 14—Interests in Jointly Controlled Entities of Notes to Consolidated Financial Statements.) LAH and its subsidiaries’ fiscal year end is December 31, which is different from our fiscal year, end and such date was used for purposes of preparing our consolidated financial statements. LAH was formed on April 3, 2006, as a result, the loss pick up by us represents only nine months of the operating results of LAH.

Income tax. Our financial statements include a provision for profits tax of approximately $483,000 and a benefit of approximately $23,000 in fiscal 2007 and 2006, respectively, due to certain of our subsidiaries generating taxable income. Since taxes are assessed at the individual subsidiary level, losses can only be carried forward or back at each subsidiary.

During the fiscal year 2007, with reference to a circular issued by the State of Administration of Taxation of the PRC on February 28, 2007 and other information available, that classified prior uncertainties related to income and expense allocation between the Company’s subsidiaries, the Company reassessed its tax position and revised its accounting estimate for potential income tax exposure related to its China subsidiaries. The change in accounting estimate resulted in an incremental increase in tax liabilities of approximately US$660,000.

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

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting standards, adjusted in accordance with relevant PRC income tax and regulations. Our subsidiary in China was exempted from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. Commencing January 1, 2004, one of our subsidiaries in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which is also exempted from income tax for a two-year period effective from its profitable year followed by a 50% exemption for the next three years. As of March 31, 2007, Dongguan Lite Array still has not generated any assessable profit. In fiscal 2005, our U.S. subsidiary, Lite Array, engaged in trading of OLED raw materials and components to our other subsidiaries. The sales amount was immaterial. We do not believe there was taxable income as this subsidiary incurred a loss and there was also a tax loss carry forward. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. The trading of OLED raw materials and components was ceased as we have shifted our focus to development of OLED systems. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department may choose to assess Hong Kong taxes on any profits generated in Macau.

Minority interests. We recorded a share of loss by a minority interest of a newly acquired subsidiary of approximately $77,110 and $12,592 in fiscal 2007 and 2006, respectively.

Net loss. Net loss for fiscal 2007 was $1.2 million, or $0.10 per share, as compared to a net loss of $11.2 million, or $0.92 per share for fiscal 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal Year Ended March 31, 2006 Compared with Fiscal Year Ended March 31, 2005

Home appliances Business

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Tooling income is not a primary source of our sales revenue and is immaterial to overall sales. Net sales consist of gross amounts invoiced less discounts and returns. Revenues from product sales are recognized at the time of shipment when title passes. Under the Company’s standard terms and conditions of sale, which are mainly FOB shipment point, title and risk of loss transfer to the customer at the time product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly unless customer acceptance is uncertain or significant obligations remain. It is rare to have any contingency concerning title passing when explicit shipping terms are stated. We do not recognize sales for those products where the customer has any right of return unless the return can be reasonably estimated. Returns historically have been immaterial.

Net sales in fiscal 2006 were $64.9 million up 58.0% from $41.1 million in fiscal 2005. Sales to our largest customer in fiscal 2006, TTI, increased $26.2 million in 2006 to $29.9 million or 74.9% of net sales of home appliances. Sales to Electrolux increased $4.3 million to $24.7 million as we started manufacturing a new upright vacuum cleaner for them. Additionally sales of kitchen appliances declined $0.3 million from the prior year since we are no longer actively pursuing new business for these products.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in fiscal 2006 was $5.9 million or 9.1% of net sales, as compared to a gross profit of $3.0 million or 7.2% of net sales in fiscal 2005. The increase in gross margin as a percentage of net sales was primarily due to higher production levels absorbing fixed overhead offset by higher material costs particularly for plastics and steel. Additionally we held our selling prices to our two main floor care customers to remain competitive with other OEM suppliers in China and Korea despite our cost increases. In fiscal 2006, our raw material costs as a percentage of net sales was 74.5% as compared to 70.2% in fiscal 2005. We believe that the increase in raw material commodity pricing while significant in 2006, will continue accelerating in fiscal 2007 and we will make further attempts to get pricing relief from our customers.

Direct labor and overhead expenses as a percentage of sales were 3.6% and 12.8% respectively in 2006. Direct labor and overhead expenses as a percentage of sales were 3.8% and 18.8% respectively in 2005. Included in overhead of $8.3 million in 2006 was depreciation of $2.6 million and $0.5 million in obsolescence charges. Overhead in fiscal 2005 was $7.7 million but included $0.3 in obsolescence changes. Excluding the aforesaid obsolescence changes overhead increased approximately 24.9% in 2006 from the prior year.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to product design and development, transportation of finished goods, and salaries for our marketing and technical personnel. SG&A expenses in fiscal 2006 were $6.9 million or 10.7% of our net sales, as compared to $6.7 million, or 16.2% of net sales in fiscal 2005. Shipping, handling or other costs that are incurred for the sales of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2006 and 2005, shipping costs charged to selling expenses were approximately $1.1 million and $0.7 million, respectively.

The primary components of design and development expenses included in SG&A include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for engineers and designers. In fiscal 2006, total product development expenses were approximately $1.3 million, as compared to $1.2 million in fiscal 2005.

Other operating income. Other operating income in 2006 included accruing a contingent loss of $4.7 million relating to a potential judgment against one of our subsidiaries, offset by awards of $4.6 million related to a breach of contract claim (See Note 22 – Contingent liabilities of Notes to Consolidated Financial Statements) and $2.4 million related to a patent infringement claim adjudicated and finalized in fiscal 2006. In fiscal 2005 we had no other operating income.

Operating income (loss). In fiscal 2006, our operating income was $1.3 million, as compared to an operating loss of $3.7 million in fiscal 2005. The income in 2006 was mainly due other operating income being sufficient to offset our loss from manufacturing. In fiscal 2005 our gross profit was insufficient to support our SG&A.

Electronic components

Net sales. Our net sales include sales of electronic components primarily CCMs and tooling income for customer prototypes. Net sales consist of gross amounts invoiced less discounts and returns. Revenue is recognized at the time of receipt and acceptance of the goods by the customer. Most of the sales are to customers in the PRC and allowance is provided for any anticipated returns or rework due to quality issues. We do not recognize sales if the customer has any right to returns unless the return can be reasonably estimated.

The CCM business which constitutes nearly all of our net sales of electronic components was established in mid fiscal 2006, and has expanded rapidly since. Net sales in fiscal 2006 were $5.9 million. The bulk of the sales were 0.3 mega pixel camera modules going to cell phone manufacturers based in China.

Gross profit. Gross profit in fiscal 2006 was $0.6 million or 9.8% of net sales. The CCMs and other electronic components businesses are highly competitive with the proprietary technology being maintained by the sensor and lens suppliers. Direct labor and overhead in fiscal 2006 were 2.2% and 6.2% respectively of net sales and material was 81.8% of net sales.

Selling, general and administrative expenses. SG&A expenses in fiscal 2006 were $0.6 million or 10.9% of net sales. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located and development and prototyping expense. We spent approximately $137,000 on development in fiscal 2006.

Operating income (loss). Operating loss in fiscal 2006 was approximately $66,000 or 1.1% of net sales.

Others

Net sales of other products which were primarily sales of obsolete display inventory were $3.0 million or 4% of consolidated net sales in fiscal 2006. No item or product was significant. Net sales of other products in fiscal 2005 were $0.7 million or 1.8% of consolidated net sales.

We incurred a gross loss in fiscal 2006 of $2.5 million which included $1.6 million to further write down our remaining display inventory to net realizable value. Our gross loss in fiscal 2005 was $5.7 million, which included $3.5 million in impairment of our display assets.

SG&A expense in fiscal 2006 was $4.4 million, down from $4.7 million in the prior year. SG&A expenses were primarily for our development groups for displays and OLED.

Corporate

Non allocable corporate expenses were $6.1 million in fiscal 2006, compared to $5.5 million in fiscal 2005. Expenses in fiscal 2006 included reversal of non-cash stock compensation expense of $0.2 million compared to a reversal of previously charged compensation expense of $1.2 million in the prior year. Excluding the non-cash stock compensation expense/income, corporate expenses declined $0.8 million in fiscal 2006 due to reductions in senior management compensation. The primary components of corporate expenses are legal and professional fees (approximately $862,000 in fiscal 2006 as compared to approximately $614,000 in fiscal 2005) and the cost of senior management.

Interest expense, interest income, and other income (expenses) net. Interest expense was approximately $55,000 in fiscal 2006 from utilizing our short term bank credit facilities. Interest income in fiscal 2006 was approximately $1.3 million. Interest income in fiscal 2005 was approximately $1.0 million. In fiscal 2006, we had an average invested fund balance which includes cash and cash equivalents and short term investments of approximately $47.2 with an average rate of return of 2.9% as compared to an average invested balance of approximately $44.8 million with an average rate of return of 2.1% in fiscal 2005. Other expenses, net in fiscal 2006 were approximately $0.8 million, compared to other income, net of $32,000 in fiscal 2005. For a breakdown of our other expense, net (See Note -17 Other income (expense), net of Notes to Consolidated Financial Statements).

Income tax. Our financial statements include a benefit and provision for profits tax of approximately $23,000 and $34,000 in fiscal 2006 and 2005 respectively due to certain of our subsidiaries being profitable.

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

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting standards. Our subsidiary in China was exempted from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. Commencing January 1, 2004, one of our subsidiaries in China is subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we do not believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which is also exempted from income tax for a two-year period effective from its profitable year followed by a 50% exemption for the next three years. In fiscal 2005, our U.S. subsidiary, Lite Array, engaged in trading of OLED raw materials and components to our other subsidiaries. The sales amount was immaterial. We do not believe there was taxable income as this subsidiary incurred a loss and there was also a tax loss carry forward. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. The trading of OLED raw materials and components was ceased as we have shifted our focus to development of OLED systems. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department may choose to assess Hong Kong taxes on any profits generated in Macau.

Minority interests. We recorded a share of loss by a minority interest of a newly acquired subsidiary of approximately $13,000 and $20,000 in fiscal 2006 and 2005, respectively.

Net loss. Net loss for fiscal 2006 was $11.2 million or $0.92 per share, as compared to a net loss of $18.6 million, or $1.52 per share for the fiscal 2005.

B.	Liquidity and Capital Resources.

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2007, we generated approximately $1.7 million of cash in our operating activities as compared to $0.7 million used in fiscal 2006. The increase in cash flow in fiscal 2007 over fiscal 2006 of $2.4 million is due primarily to $1.2 million more cash flow from changes in operating assets and liabilities and $1.2 million less negative cash flow from operating results excluding non cash items.

Working capital as of March 31, 2007 was $50.6 million compared to $53.1 million as of March 31, 2006. Cash and cash equivalents and short-term investments declined $1.3 million, inventories declined $1.7 million accounts and bills receivables increased $1.1 million from the prior year.

During fiscal 2006, we sold $5.0 million of callable deposits at a loss of $350,000 due to rising interest rates affecting principle value. All of our cash is now in very short term safe securities since short-term interest rates provide a reasonable return.

Accounts and bills receivable were $9.5 million at the end of fiscal 2007, compared to $8.4 million at the end of fiscal 2006. Receivables at March 31, 2007 represented 58 days of sales compared to 42 days of sales at March 31, 2005, primarily due to the timing of shipments prior to year end. Sales to Electrolux and Royal represented 33.5% and 28.2% of sales, respectively in fiscal 2007. These two floor care customers enjoy the same extended credit terms and will continue to maintain such terms for the foreseeable future. Additionally our large CCMs customers in China are also granted extended credit terms and therefore we expect our receivables to continue increasing in 2008.

During fiscal 2006, we received approximately $2.4 million from an award determined in a U.S. Court and also won a net judgment of $4.6 million (or $5.2 million including interest) which is being held in escrow pending an appeal of a judgment against a subsidiary of the Company in the amount of $4.6 million. Due to the two latter amounts offsetting, there is no material impact on operations for fiscal 2006 from the judgments even though the receipt is certain and the potential payment is uncertain at this time. (See Note 22 – Contingent Liabilities to Notes to Consolidated Financial Statements.)

Our aggregate capital expenditures during fiscal 2006 and 2007 were $1.4 million and $0.6 million, respectively. Capital expenditures in fiscal 2007 primarily included construction of a clean room and purchase of equipment and machinery, most of which was devoted to our CCM program. We had incurred an aggregate of approximately $3.3 million in capital expenses to date for a clean room and equipment in our Dongguan facility to support our OLED display development program which has been transferred into our venture with Anwell as part of out capital contribution. Our capital commitments as of March 31, 2007 were approximately $119,000 for the purchase of equipment.

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

Our revolving credit facilities are with Standard Chartered Bank and Hongkong Bank with an aggregate facilities limit of approximately $4.1 million as of March 31, 2007. The banking facilities provided by Standard Chartered Bank and Hong Kong Bank bear interest at floating commercial bank lending rates in Hong Kong. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements. As of March 31, 2007, we have utilized US$18,002 of the facility in the form of letters of credit. (See Note 15 – Short term bank borrowings to Notes to Consolidated Financial Statements.)

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

Pursuant to the small molecule OLED license we assumed as a result of our acquisition of Lite Array, we were required to pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array had to pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and could be terminated at any time by us after January 1, 2004. During fiscal 2005, Lite Array was still in the research and development stage and we were paying a fixed amount of the royalties on an annual basis. We ceased using the licensed know how in 2006 and discontinued royalty payments.

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

Inflation. From 2001 through July 2007, the rate of inflation in Hong Kong has ranged from approximately -4.0% to 0.8% per year (approximately 2.1% during 2007 and 1.5% for the first seven months of 2007) and the average rate of inflation in China ranged from approximately 1.0% to 9.8% per year (approximately 1.5% during 2006 and 3.5% for the first seven months of 2007). Currently, the effect of this inflation with respect to our business is primarily limited to personnel costs, which represent a relatively small component of our total expenses. Because we purchase a significant portion of our raw materials from outside China, inflation in China has not to date had a significant effect on our overall costs.

Currency and exchange rates. The functional currency of our company is the U.S. dollar. The functional currencies of our subsidiaries in the locations outside the U.S. are either the respective local currencies or the U.S. dollars. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, but the majority are purchased using Hong Kong dollars which is pegged to the U.S. dollar. In prior years, we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions, but with the Renminbi now appreciating versus the US dollar we may need to reconsider whether hedging our positions is appropriate. (See Note 3(m) of Notes to Consolidated Financial Statements.)

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

•

Valuation of property, plant and equipment. We assess impairment periodically for property, plant and equipment when events indicate that future operations will not produce sufficient revenue to cover the related future costs. Impairment losses are recognized when the sum of expected future net cash flows (undiscounted and without interest charges) are less than the carrying amount of the assets. During the fiscal year ended March 31, 2007, an impairment loss of US$17,174 in aggregate was recognized in the consolidated statement of operations for furniture, fixture and equipment since the carrying value of the assets were deemed not recoverable.

•

Impairment of intangible assets. An appraisal of the fair market value of the license for small molecule PM-OLED technology was performed by an independent appraisal company and this amount was used in our purchase accounting. Based upon the license value and our evaluation of the life of the technology before it would be superseded, we determined that the license would be amortized over seven years. Each year we evaluated whether there was any impairment in the carrying value based on an analysis of the financial plan for the OLED display business, a discounted cash flow analysis and an update from the appraisal company. In fiscal 2006 we determined this license was fully impaired. No impairment was recognized in fiscal 2007 as we do not have any intangible assets.

•

Deferred tax valuation allowance. We account for income taxes under the provisions of SFAS No. 109. Deferred tax assets are recognized for losses carried forward but we provide a valuation allowance if we believe that these losses are more likely than not to be utilized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for such a valuation allowance. In the event we were to determine that we would not be able to realize any deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made. Likewise, if we later determined that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed. For financial reporting purposes, we established valuation allowances by tax jurisdiction for deferred tax assets, including tax losses carried forward of US$7,021,889 and US$7,801,213, respectively. The tax losses may be carried forward for 15 years up to an indefinite period, based on the relevant tax jurisdiction. Certain of the losses carried forward begin expiring in 2012. We have established non-current deferred tax liabilities of US$119,463 as of March 31, 2007.

•

Inventory reserves. Inventories are stated at the lower of cost and market value. Cost, calculated on the weighted average basis, comprises materials and, where applicable, direct labor and an appropriate proportion of production overhead expenditure. Market value represents the latest cost quotation less anticipated disposal costs.

•

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

•

Provision for income taxes. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities and under the circumstances what the likely outcome will be. Based on this assessment, we estimate the income tax expense for each subsidiary each year.

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

Recent changes in accounting standards

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. It allows financial instruments with embedded derivatives that would otherwise require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest—only and principal—only strips are not subject to the requirement of SFAS No. 133; establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurred by a company for the fiscal year that begins on or after September 15, 2006. The Company is evaluating the effect of the adoption of SFAS No. 155 but it is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued SFAS Interpretation No. 48, “Accounting for Uncertainty in Income Tax Positions”. This interpretation clarifies the application of SFAS No. 109, “Accounting for Income Taxes”, by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition to recognition, the interpretation provides guidance on the measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition and is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential impact of this interpretation on the results of its future operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and lowest priority to unobservable data, for example, the reporting entity’s own data. Under this statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. This statement will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and with interim periods within those years. The Company is evaluating the potential impact of this statement on the results of its future operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Under the SEC’s rule, SFAS No. 159 is effective for the Company’s consolidated financial statements issued for fiscal year beginning on April 1, 2008. The Company does not believe the adoption of SFAS No. 159 will have a material effect on its financial position, cash flows or results of operations.

C.	Research and development, patents and licenses, etc.

We spent approximately $2.5 million, $1.7 million and $1.1 million in aggregate, on product design and development in each of fiscal 2005, 2006 and 2007, respectively. The expense was primarily attributable to the salaries and wages for the technical staff and prototyping and design fees. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview—Product Design and Development and—Intellectual Property Rights.”

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

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2007:

Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years
Capital Commitments (1)	$119,379	$119,379	—	—	—	—
Operating Lease Commitments (2)	$10,709,269	$603,895	$303,112	$285,503	$285,503	$9,231,256

Total Contractual Obligations	$10,828,648	$723,274	$303,112	$285,503	$285,503	$9,231,256

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	We have various operating lease agreements for land use rights, parking lots, motor vehicles, equipment and real estate that extend through 2043.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2007 are set forth below:

Name	Age	Position
Kwong Ho Sham	74	Chairman of the Board of Directors
John C.K. Sham (1)	44	President, Chief Executive Officer and Director
Brian Yuen (1)(2)	52	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui (2)(3)	49	Director
Ken Ying-Keung Wong (3)	58	Director
Barry J. Buttifant (3)	62	Director
Kin Shek Leung	43	Acting Chief Financial Officer

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

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

Barry John Buttifant has served as a director of Global-Tech since November 2003. He is currently the Managing Director of Hsin Chong International Holdings Limited; and the Alternate Director of Hsin Chong Construction Group Limited and Synergis Holdings Limited. Before joining Hsin Chong, Mr. Buttifant was an Operating Partner of Barings Private Equity Asia Ltd. He also joined Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) in 2001 as the Managing Director and became the Advisor to the board of directors of Wo Kee Hong from 2002 to 2004. He was the Managing Director of IDT International Limited for over 8 years and had worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. Mr. Buttifant is an independent non-executive director of a number of listed companies in Hong Kong, including Giordano International Limited, Daiwa Associate Holdings Limited and Alltronics Holdings Limited.

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors.

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

The aggregate direct remuneration paid to all directors and senior management as a group (7 persons) during fiscal 2007 was approximately $1.5 million (including a housing allowance for two directors). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.	Board practices.

Our articles of association provide for a board of directors of not less than five or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified. Currently, there are six directors serving on the board of the Company, three of which are independent directors. See Item 6A – “Directors and senior management” for the service time of our directors.

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

On December 30, 2002, we announced that the Board of Directors had approved the appointment of Ernst & Young in Hong Kong as our independent auditors. Ernst & Young replaced PricewaterhouseCoopers in Hong Kong as our independent auditors for the fiscal year ending March 31, 2003. The appointment of Ernst & Young was based on the recommendation of the audit committee, which conducted a comprehensive review of alternatives regarding the firm that would conduct our independent audit. The decision to change auditors did not reflect any adverse position towards PricewaterhouseCoopers’ service to the Company. The appointment of Ernst & Young reflected that firm’s extensive experience in servicing companies similar to Global-Tech and the depth of resources that are available primarily in Hong Kong to service our account. Ernst & Young was reappointed as our independent auditor for the fiscal year ended March 31, 2007.

During fiscal 2007, the audit committee had one meeting with the independent auditors, Ernst & Young. In May 2007, the audit committee had a meeting with Ernst & Young as well as the Company’s financial executives to discuss the scope of the fiscal 2007 audit. In September 2007, Ernst & Young had a meeting with the audit committee and the Company’s financial executives to communicate the results of the audit for fiscal 2007 to audit committee members.

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2007, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Brian Yuen is considered not to be independent since he is also a member of management of the Company.

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

At March 31, 2005, 2006 and 2007, we employed 3,057, 2,383 and 2,173 persons, respectively, on a full-time basis. Of our employees at March 31, 2007, 68 were located in Hong Kong and, 2105 in China. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	1,713
Production management	14
Finance and administration	187
Receiving and warehousing	95
Quality control	56
Production engineering	49
Product design and development	18
Sales and marketing	34
Human resources	7

2,173

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2007, we employed a maximum of approximately 2,180 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2007 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	7,555,189	61.8%
Kwong Ho Sham(3)	7,555,189	61.8
John C.K. Sham(4)	8,709,094	67.3
Brian Yuen(5)	513,834	4.1
Barry J. Buttifant(6)	29,000	*
Patrick Po-On Hui(6)	24,551	*
Ken Ying-Keung Wong(6)	13,667	*
Kin Shek Leung(6)	10,000	*
All officers and directors as a group (7 persons)(7)	9,303,146	69.0

*	Less than 1%
#	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after April 1, 2007, but no exercise of options covering our common shares held by any other person.
(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)	Based on a schedule 13G/A filed with the SEC on March 22, 2007, Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 44% by Kwong Ho Sham and 56% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(3)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited.
(4)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited and 725,000 common shares issuable to John C.K. Sham within 60 days after April 1, 2007 upon exercise of options granted under our 1997 and 2005 stock option plans. In September 2005, Mr. John C.K. Sham voluntarily agreed to the cancellation of options previously granted to him by the Company in the amount of 136,628 common shares.
(5)	Includes 461,628 common shares issuable to Brian Yuen within 60 days after April 1, 2007 upon exercise of options granted under our 1997 and 2005 stock option plans. Excludes 7,900 shares owned by the wife and son of Mr. Yuen who decline any beneficial ownership in such shares. In September 2005, Mr. Yuen voluntarily agreed to the cancellation of options previously granted to him by the Company in the amount of 140,607 common shares.
(6)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong, and Kin Shek Leung own less than 1% of the issued and outstanding common shares as of April 1, 2007.
(7)	Includes 7,555,189 common shares owned by Wing Shing Holdings Company and 1,747,957 common shares beneficially owned by or issuable to various officers and directors within 60 days after April 1, 2006 upon exercise of options granted under our 1997 and 2005 stock option plans. In September 2005, each of Mr. John C.K. Sham and Mr. Yuen voluntarily agreed to the cancellation of options previously granted to each of them by the Company in the amount of 136,628 and 140,607 common shares, respectively.

Our directors and senior management do not have different voting rights.

1997 stock option plan. Our 1997 stock option plan was adopted by our Board of Directors in September 1997. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees, and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the Board of Directors, or a committee of directors appointed by the Board, which determines

•	the terms of options, including the exercise price,

•	the number of common shares subject to the option, and

•	the terms and conditions of exercise.

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

During fiscal 2007, an aggregate of 126,200 shares with an exercise price ranging from $4.55 to $8.32 were forfeited upon the resignation of the participants, including 30,000 shares ranging from $5.50 to $8.32 to a former officer.

The 1997 stock option plan expires on September 17, 2008 and no further grants can be made from this plan after that date.

2005 stock option plan. Our 2005 stock option plan was adopted by our Board of Directors in October 2005. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees, and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the Board of Directors, or a committee of outside directors appointed by the board, which determines:

•	the terms of the option, including the exercise price,

•	the number of common shares subject to the option, and

•	the terms and conditions of exercise.

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

The total number of common shares available for options under the plan is 1.8 million shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	On March 31, 2006, 313,970 shares were granted to two directors with an exercise price of $3.90.

•	On March 31, 2007, 266,000 shares were granted to four directors, 35,000 to a consultant and 3,000 to employees all at an exercise price of $3.30.

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

Share compensation. Effective April 1, 2006, the Company adopted the provision of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123 (R)”) and related interpretations in accounting for its employee stock-based compensation plan. Accordingly, stock compensation cost is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option pricing model. The compensation cost is amortized over the vesting period of the options using the straight-line method. Prior to the adoption of SFAS No. 123 (R), we applied the intrinsic-value-based prescribed in Accounting Principles Board (“APB”) opinion No, 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options.

As permitted by SFAS No. 123 (R), the Company has elected to apply the “modified prospective” method for the transition, in which compensation cost id recognized beginning with the effective date based on the requirement of SFAS No. 123 (R) (i) for all share-based payments granted after the effective date and (ii) for all awards granted to employees prior to the effective date of SFAS No. 123 (R) that remained unvested on the effective date.

As a result of adopting SFAS No. 123 (R), loss before income taxes and net loss for the year ended March 31, 2007, were both US$972,426 more than had the Company continued to accounted for share-based compensation payment under APB25. Furthermore, basic and diluted loss per common shares for the year ended March 31, 2007 were approximately US$0.04 more than had we continued to account for share-based compensation under APB25.

As of March 31, 2007, there was US$86,501 unrecognized share-based compensation cost related to share options. The deferred cost is expected to be recognized over a weighted-average vesting period of one year. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectations.

We also granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expenses over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2007 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Wing Shing Holdings Company Limited (1)	7,555,189	61.8%
Porter Orlin LLC(2)	645,300	5.3

(1)	Based on a schedule 13G/A filed with the SEC on March 22, 2007, Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 44% by Kwong Ho Sham and 56% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(2)	Based on a Form 13F-HR filed with the SEC on February 15, 2007, Porter Orlin LLC reported sole voting authority over 645,300 common shares.

Our major shareholders have the same voting rights as all holders of our common stock.

As of August 31, 2007, approximately 33.5%, of our outstanding common shares were held in the United States by 13 holders registered on the books of our transfer agent.

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

Lease and Car Rental Agreements with Related Companies:

•

On December 1, 2004, we entered into an amendment of a lease agreement with Wing Shing Products Company Limited, a company owned by the Sham family. The amendment included leasing approximately 14,680 square feet of the 25,690 square feet of space previously leased for our former executive offices and warehouse. Under the amended lease, we pay annual rent of approximately $102,000, which is at fair market value. The amended lease was effective from December 1, 2004, expired on March 31, 2006, and was renewed on May 15, 2006, effective from April 1, 2006 for a further two years at an annual rate of approximately $96,400.

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

•

We rent two company cars from Wing Shing Fat Investment Company Limited and one from Wing Shing Products Co. Ltd. Both companies are owned by the Sham family. Monthly rentals for the three vehicles are approximately $3,500, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicles.

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

•

Effective from April 1, 2005, we entered into a 12-month lease for office space located on the 13th floor, Kin Teck Industrial Building, Aberdeen, from Wing Shing Products Company Limited. This lease is renewable annually and the total space is approximately 3,670 square feet. The lease was subsequently renewed on May 15, 2006, effective from April 1, 2006 for a further two years. Annual rent for this space is approximately $20,000, which is at fair market value

Rental income and management fee income:

•

Rental income of US$49,957 was earned for the fiscal year ended March 31, 2007, and no rental income was earned for the fiscal years ended March 31, 2005 and 2006 from a jointly controlled entity. The rental was charged on mutually agreed terms.

•

Management fee income of US$111,992 was earned for the fiscal years ended March 31, 2007 and no management fee income was earned for the fiscal years ended March 31, 2005 and 2006 from a jointly controlled entity, which was charged with reference to actual costs incurred.

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

Our consolidated financial statements for fiscal 2005, 2006 and 2007 have been audited by an independent auditor in accordance with generally accepted auditing standards in the United States of America and the standards of the Public Company Accounting Oversight Board (United States). A consolidated balance sheet is presented for each of fiscal 2006 and 2007 along with a consolidated statement of operations, statement of cash flow and statement of change in shareholders’ equity which are presented for each of fiscal 2005, 2006 and 2007. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitute approximately 72.1% of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 24(b) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

SEB v. Sunbeam v. Pentalpha Enterprises

On March 10, 1998, SEB, S.A. filed a patent infringement suit against Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) in the U.S. District Court for the District of New Jersey. SEB later amended its complaint to add

Global-Tech and one of its subsidiaries, Pentalpha Enterprises Limited (“Pentalpha”), as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB concerning a deep fryer model. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against Global-Tech and Pentalpha for breach of an alleged obligation to indemnify Sunbeam from SEB’s patent infringement claims. Global-Tech and Pentalpha moved to dismiss the complaint of SEB for lack of personal jurisdiction. By order dated July 16, 1999, the District Court granted the motion and dismissed the complaint against Global-Tech and Pentalpha. Sunbeam then paid SEB $2 million to settle its claim. Sunbeam’s third-party complaint against Global-Tech and Pentalpha remained.

On December 15, 1999, Pentalpha asserted counterclaims against Sunbeam in connection with a product supply agreement. In July 2002, after the case had been transferred to the United States District Court for the Southern District of Florida, Sunbeam moved for summary judgment on all claims. By memorandum decision dated February 19, 2003, the District Court granted Sunbeam’s motion insofar as it related to the claim of Pentalpha for fraud in the inducement of the product supply agreement, but denied the motion with respect to the claims of Pentalpha for breach of contract. In addition, the District Court granted Sunbeam’s motion for summary judgment on its claims for indemnity against Pentalpha as to liability, but ruled that a trial was necessary to determine the amount of damages that Sunbeam was entitled to recover on its indemnity claim in addition to the $2 million Sunbeam previously paid to settle SEB’s claims of patent infringement.

The trial on the claims of Sunbeam for indemnity and the claim of Pentalpha for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam approximately US$2.5 million against Pentalpha, and (ii) Pentalpha on its claim for breach of contract and awarded Pentalpha US$6.6 million. The district court granted a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, and awarded Sunbeam approximately US$3.4 million and Pentalpha US$6.6 million.

On May 10, 2004, Sunbeam filed an appeal against the final judgment, and Global-Tech and Pentalpha cross-appealed on May 21, 2005. The United States Court of Appeals for the Eleventh Circuit heard oral arguments on the appeals on March 1, 2005.

On August 12, 2005, the Court of Appeals for the Eleventh Circuit affirmed the judgment of the district court to the extent that Sunbeam appealed from it and to the extent Global-Tech and Pentalpha appealed from it, except that the Court of Appeals remanded the case to the district court for a recalculation of Pentalpha’s prejudgment interest on its verdict for US6.6 million from June 30, 2001, the last date of the relevant product supply agreement. The mandate of the Court of Appeals issued on September 12, 2005. The time for Sunbeam to petition for certiorari to the United States Supreme Court has expired.

Pentalpha moved in the district court for an amended judgment to add the amount of interest to which it is entitled. Sunbeam opposed the motion on the ground that Pentalpha has not properly calculated the interested to which it is entitled. By amended judgment dated December 12, 2005, the district court awarded Pentalpha prejudgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of Pentalpha as of February 11, 2004 to approximately US$8 million, and leaving unchanged the judgment entered against Pentalpha in favor of Sunbeam. The net judgement in favor of Pentalpha with interest as of March 31, 2006 was approximately US$4.9 million.

Sunbeam has posted a bond in the amount of US$5,163,076.58. This represents the amount of the net judgment entered against Sunbeam, plus 10%, as required by the district court’s rules. The parties agreed, with the approval of the district court, that Sunbeam would post a bond to secure the net amount of the judgment, rather than have Sunbeam post a bond of US$8 million and Pentalpha post a bond for US$3.4 million.

On December 23, 2005, Pentalpha filed a notice of appeal to the U.S. Court of Appeals for the Eleventh Circuit. Pentalpha filed its brief on January 25, 2006, arguing that the district court erred in failing to award it prejudgment interest until the final amended judgment on December 12, 2005. Pentalpha sought approximately US$800,000 in additional interest. Sunbeam has not appealed in any respect concerning this judgment. The Court of Appeals heard oral argument on October 18, 2006.

On February 5, 2007, the Court of Appeals reversed the order of the district court and ruled that Pentalpha was entitled to prejudgment interest until December 12, 2005, and post-judgment interest thereafter. Sunbeam petitioned on February 28, 2007 for panel rehearing, to “clarify” that Sunbeam was also entitled to prejudgment interest until December 12, 2005. The Court of Appeals denied its petition by order dated March 8, 2007.

The district court, on its own initiative, entered a second amended judgment on April 16, 2007 that awarded Pentalpha prejudgment interest to December 12, 2005 at 7 percent interest. Pentalpha subsequently moved for the entry of a third final amended judgment on the ground that the 7 percent interest rate that the district court used was inconsistent with the applicable rates under Florida law. Sunbeam opposed that motion and sought an order awarding it prejudgment interest until December 12, 2005 or offsetting the judgments as of December 12, 2005.

On June 4, 2007, the district court entered a third amended judgment that awarded Pentalpha’s prejudgment interests from June 30, 2001 until the entry of the second amended judgment on December 12, 2005, at the interest rates required by Florida law but also awarded Sunbeam pre-judgment interest until December 12, 2007. The post judgment interest for both parties is calculated at 4.35% per annum from the date the amended judgment was entered, December 12, 2005, until paid. On June 16, 2007, Pentalpha filed a notice of appeal to the Court of Appeals to challenge the portion of the judgment in favor of Sunbeam that extends the prejudgment interest until December 12, 2005. Pentalpha filed its brief on appeal on August 25, 2007. The outcome of that appeal is uncertain.

On July 13, 2007, Sunbeam wire transferred to the escrow account of Cooper & Dunham, the attorneys for SEB, $5,461,683.14. Cooper & Dunham has acknowledged receipt of that money and has promised to hold it in an escrow account titled “Cooper & Dunham as escrow agent pursuant to Court order” pursuant to the September 7, 2005 order in the action SEB S.A., v. Montgomery Ward pending in the United States District Court for the Southern District of New York. Sunbeam’s payment of the funds into escrow eliminates its obligation to pay post-judgment interest on the amount that it paid into escrow.

Given Sunbeam’s payment, the district court has discharged the bond that Sunbeam posted.

SEB v. Montgomery Ward

On August 28, 1999, SEB commenced an action in the U.S. District Court for the Southern District of New York against the Company and Montgomery Ward, then a customer, for infringement of SEB’s patent relating to a deep fryer model. On December 15, 1999, the district court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt against the Company based upon the sale of a modified deep fryer product. While that motion was pending, Montgomery Ward filed for bankruptcy protection. That filing stayed the action as against Montgomery Ward. On March 20, 2001, the district court found that the modified deep fryer infringed the patent under the doctrine of equivalents. However, the district court denied SEB’s application for a contempt citation.

SEB then moved to amend its complaint to add certain of our other subsidiaries and John C.K. Sham as additional defendants. The district court, in an opinion dated September 30, 2002, denied SEB’s motion.

Global-Tech and its subsidiary moved on December 3, 2002, for summary judgment on liability on the ground that neither engaged in any conduct that infringed the patent because of the extra-territoriality of their acts and for partial summary judgment on the claim of SEB for lost profits.

SEB also moved for an order “attaching the judgment” in favor of the Company in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties resolved the motion by consenting to an order that requires the Company, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. On August 19, 2005, the Company notified SEB that it anticipated taking action to enforce the judgment against Sunbeam from the District of Florida. On August 24, 2005, SEB served a renewed motion to attach the entire proceeds of the judgment. The district court attached the entire judgment by order dated September 7, 2005. The Company filed a motion on September 22, 2005 to reduce the amount of the attachment to no more than US$500,000. The Court denied the motion and refused to modify the order of attachment.

By decision dated January 9, 2006, the District court denied our motion for summary judgment, meaning that the district court would require a trial to resolve SEB’s claims.

The district court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that the Company had infringed the SEB patent in violation of 35 U.S.C. § 271 (a) and (b), with respect to both the original deep fryer and the modified deep fryer, that the infringement with respect to both deep fryers were willful and that SEB was entitled to a reasonable royalty in the total amount of US$4,650,000, representing US$3,600,000 for its sales to Sunbeam, US$540,000 for sales to Fingerhut and US$510,000 for sales to Montgomery Ward.

Both sides have made post-trial motions. The company has moved for judgment as a matter of law on a wide range of issues and for a new trial. SEB has moved to enhance damages with the addition of treble damages, prejudgment interest and attorneys’ fees. The motions have been fully briefed. The district court heard oral argument on April 11, 2007, and June 21, 2007. The Court also heard testimony from a SEB witness on July 19, 2007 with respect to Pentalpha’s motion for judgment as a matter of on certain issues based upon SEB’s failure to produce certain documents during discovery. The Court has not yet rendered a decision.

No judgment has yet been entered and the eventual. The outcome of this action is uncertain. Additionally, the selection of the prejudgment interest rate rests in the discretion of the district court once the amount of the judgment, if any has been determined by the judge. SEB has requested prejudgment interest at the prime interest rate. Pentalpha has suggested that any interest be awarded at the federal post-judgment interest rate. We are in no position to comment to whether any additional interest should be included in the company’s reserve.

We have accrued for a loss contingency in respect of this litigation in our consolidated balance sheet as at March 31, 2007 in an amount of $4.65 million. An adverse decision in the above action relating to prejudgement interest or treble damages would have a material adverse effect on our results of operations and financial condition.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the bankruptcy court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the district court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The Court at that time directed the parties to conclude discovery by the end of 2004. Discovery has been competed. Simatelex then moved for summary judgment on the ground that it is not subject to the personal jurisdiction of the New York court and that it did not infringe the design patent because its acts occurred in Asia. Wing Shing Products has moved for summary judgment on the ground that Simatelex has infringed the design patent. The district court again stayed the action by order dated April 18, 2005, pending the resolution of the decision of the Court of Appeals for the Federal Circuit in the action Sunbeam v. Wing Shing.

Given the August 24, 2005 decision of the Court of Appeals for the Federal Circuit, the district court, by order dated September 14, 2005, lifted the stay and directed that discovery be completed by November 1, 2005.

On November 7, 2005, the parties filed cross-motions for summary judgment on the issue of liability for design patent infringement. The district court heard oral argument for October 24, 2006.

On March 29, 2007, the district court entered an order denying the motions of Simatelex for summary judgment and granting the motion of Wing Shing Products for a summary judgment on its claim that Simatelex actively induced infringement in violation of 35 U.S.C. § 271(b). A trial on the issue of the monetary recovery of Wing Shing Products has been scheduled for October 24, 2007

Wing Shing Products v. Sunbeam Products and Simatelex

On May 9, 2006, our subsidiary filed an action in the United States District Court for the Southern District of New York against Sunbeam Products, Inc. and Simatelex Manufactory Co. Ltd. for infringement of United States Patent Des. No. 348,585 based upon their sale of the coffeemakers designated as the AR Series. Defendants have responded to the complaint and counterclaimed for a declaratory judgment that the patent is invalid. All discovery, including expert discovery, is now complete. Sunbeam is required to file its motion for summary judgment by October 5, 2007. The case is not yet scheduled for trial.

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

The maximum exposure is US$3,588,000 which is the contractual price and the estimated price at which the LCD TV panels were actually sold by Best Hero together with interest and legal cost, etc. The subsidiary expects to prevail in the case, but the Company has accrued for a loss contingency in respect of this litigation in the consolidated balance sheets as of March 31, 2006 and 2007 in an amount of US$810,000 and US$873,000 respectively made against the subsidiary but representing management’s best estimate of the most likely outcome from this litigation.

Global Display Limited v. Mico Electric (Hong Kong) Limited

On September 9, 2005, Global Display Limited (“Global Display”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against Mico Electric (Hong Kong) Limited (“Mico”) for payment of $540,000. The claim relates to a purchase contract entered into between the parties on or about November 2004 (“the Contract”) under which Mico agreed to purchase from Global Display 1,500 LCD TVs at a total purchase price of $540,000. Mico refused to accept delivery of the said 1,500 pieces and alleged that the LCD TVs did not comply with their requirements. It is the position of Global Display that Mico’s refusal to accept delivery of the said LCD TV’s constitutes a breach of the Contract and after taking legal advice, Global Display instituted the present legal proceedings to claim against Mico for the purchase price and/or damages under the Contract. Both parties have exchanged and inspected their respective documents set out in the other party’s list of documents.

Unasserted Claims and Assessments

Eastman Kodak/Lite Array OLED License Agreement Dispute

By an agreement dated as of July 13, 2000 and a restatement and amendment to that agreement dated as of August 31, 2005, our subsidiary, Lite Array, Inc., entered into an OLED licensing agreement with Eastman Kodak Company (“Kodak”). In essence, those license agreements licensed our subsidiary to use certain intellectual property rights of Kodak in exchange for the promise of Lite Array to, among other things, pay certain royalties to Kodak. By letter dated September 20, 2005, Kodak served notice that it terminated the license agreement based upon the failure of Lite Array to pay certain minimum royalties, subject to the right of Lite Array to cure the claimed default within 60 days. By letter dated November 14, 2005, Lite Array notified Kodak that it has rescinded the license agreement based upon misrepresentations that Kodak made to induce Lite Array to enter into the license agreement and demanded the return of US$3.85 million Lite Array has paid to Kodak under the license agreement. The outcome of any litigation seeking the return of that US$3.85 million would be uncertain. The Company cannot eliminate the possibility that Kodak may claim that the US$500,000 minimum royalty remains due. However, the company disputes this. Additionally, because Kodak has terminated the License Agreement, the company has no obligation to pay ongoing license fees. Neither party has filed any legal action with respect to this dispute.

An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition.

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2006 and 2007 were a provision for legal fees of approximately $144,000 and $60,668 respectively in relation to certain of the above cases. Unless noted above, we have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

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

	High	Low
Fiscal 2003:
Annual	5.20	3.87

Fiscal 2004:
First Quarter	5.90	4.50
Second Quarter	8.45	5.00
Third Quarter	9.59	6.90
Fourth Quarter	9.90	8.00
Annual	9.90	4.50

Fiscal 2005:
First Quarter	9.75	7.59
Second Quarter	9.83	8.15
Third Quarter	9.40	7.16
Fourth Quarter	8.95	6.73
Annual	9.83	6.73

Fiscal 2006:
First Quarter	7.20	4.85
Second Quarter	6.24	4.72
Third Quarter	5.13	3.53
Fourth Quarter	4.75	3.64
Annual	7.20	3.53

Fiscal 2007:
First Quarter	4.00	3.41

Six Month Period:
August 2007	3.12	2.57
July 2007	3.16	3.00
June 2007	3.38	3.00
May 2007	3.60	3.00
April 2007	4.40	2.96
March 2007	3.45	3.03

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

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

Rules	Requirements			Company Compliance
303A.01 Independent Directors	Listed companies must have a majority of independent directors			It is not mandatory for Global-Tech to comply with this provision.

303A.02 Independent Tests	(a)	The director has no material relationship with the listed company		Global-Tech considers whether its board members meet the requirements of being “independent.”

	(b)	NOT independent if:

		(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company;

		(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

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

303A.03 Executive Sessions	To empower non-management directors to serve as a more effective check on management, the non-management directors must meet at regularly scheduled executive sessions without management.	Our non-management directors do not hold regularly scheduled sessions without management.

303A.04 Nominating/Corporate Governance Committee	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	It is not mandatory for Global-Tech to have a nominating and corporate governance committee.

303A.05 Compensation Committee	Listed companies must have a compensation committee composed entirely of independent directors.	Mr. Brian Yuen, one member of Global-Tech’s compensation committee, is not considered independent since he is a member of management of the Company.

303A.06 Audit Committee	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee comprised entirely of independent directors and otherwise comply with Rule 10A-3.

303A.07 Audit Committee Additional Requirements	(a) The audit committee must have a minimum of three members;	It is not mandatory for Global-Tech to comply with this provision.

(b) All audit committee members must satisfy the requirements for independence set out in Section 303A.02;

(c) The audit committee must have a charter; and

(d) Each listed company must have an internal audit function.

303A.08 Shareholder Approval of Equity Compensation Plans	The NYSE Standards requires shareholder approval of all equity compensation plans and material revisions to such plan.	It is not mandatory for Global-Tech to comply with this provision.

Rules	Requirements	Company Compliance
303A.09 Corporate Governance Guidelines	Listed companies must adopt and disclose corporate governance guidelines.	It is not mandatory for Global-Tech to comply with this provision.

303A.10 Code of Business Conduct and Ethics	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Global-Tech has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

303A.11 Foreign Private Issuer Disclosure	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards	As presented in this document

303A.12 Certification Requirements	(a) Each listed company Chief Executive Officer must certify to the NYSE each year that he is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	On October 18, 2006, we filed Section 303A Foreign Private Issuer Annual Written Affirmation with the NYSE.

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

On March 17, 2006, we contributed our OLED fixed assets (including a clean room and prototyping equipment) in Dongguan Lite Array Company Limited into Lite Array Holdings Limited (“LAH”) and also transferred all of our know-how and personnel associated with our OLED development program into Lite Array.

Effective April 3, 2006, we sold 70% of LAH to Anwell a publicly listed company in Singapore for a $5.6 million convertible note. The transaction resulted in a net gain in fiscal 2007.

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

Woolworth Building

233 Broadway

New York, New York 10279

175 W. Jackson Boulevard

Suite 900

Chicago, Illinois 60604

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, NE Room 1580 Washington, DC 20549 or by calling the SEC at 1 800 SEC 0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities had therefore taken their first step towards a floating currency. This appreciation will cost U.S. companies more to buy Chinese products. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our manufacturing operations in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 10.5% and 9.4% of our net sales in fiscal 2006 and 2007, respectively. We believe any future appreciation of the Renminbi would result in an increase in our operating costs in China and materially impact our financial results. A 1% appreciation in the Renminbi would increase our operating loss by approximately US$80,000. As of March 31, 2007, the exchange rate was 7.747 and as of September 25, 2007 the exchange rate was 7.514, a 3.0% appreciation since our fiscal year end. Our foreign currency exposure in our assets and liabilities were immaterial at March 31, 2007.

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

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins and various metals. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids, which may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase prices to offset plastic resin price increases. Currently, plastic resin prices are increasing significantly due to the international supply and demand for oil and the political instability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these cost increases on to our customers. Our total purchase of plastic resins in fiscal 2005, 2006 and 2007 were $ 12 million, $ 13 million and $ 8 million, respectively. If plastic resins prices in fiscal 2007 were to increase on an average of 10.0% from March 31, 2007 prices, and assuming we use the same amount of plastic resins as during fiscal 2007, the additional annual expense to us in fiscal 2008 would be approximately $0.8 million. As of August 31, 2007, resin prices had already increased over 18% from their March 31, 2007 level and our customers have not to date to compensated us in any way for the additional cost.

We also use significant quantities of stainless steel and copper wire. Copper used primarily in our electric motors and wiring has been particularly volatile. The spot price in cent per pound has risen from $135.85 as of March 31, 2004 to $293.29 as of March 31, 2007. Since our year end copper increased a further 16.4% to $341.52 as of August 31, 2007 and to date we have not received any pricing relief.

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

In making its assessment of internal control as of March 31, 2007, management identified a potential material weakness concerning inadequate knowledge of U.S. GAAP in its internal accounting staff. Complex accounting issues initially were not fully applied or understood completely and the internal staff had to be advised by external consultants on the appropriate application of the relevant standards. All necessary corrections were made well prior to any public announcements or filings with the SEC. Management recognized the need to enhance its accounting staff’s U.S. GAAP knowledge and the Company has began to implement corrective action, including hiring additional experienced staff, to address the issue.

There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Further, the design of an internal control system must reflect the fact that we are subject to resource constraints, and the derived benefit must be evaluated as related to costs. When preparing its financial statements for fiscal 2005, the Company discovered an inadvertent error in its previously reported results for its fiscal year ended March 31, 2004 and previously announced fiscal 2005 periods. This unintentional error resulted from the failure for the last three quarters of fiscal 2004 and the first three quarters of fiscal 2005 to recognize non-cash compensation expense and income, respectively, related to the application of variable accounting to unexercised stock options issued by the Company in 2000 in an option exchange program. The Company took remedial action to issue a press release to the public and filed an amended Form 20-F for fiscal 2004 and an amended Form 6-K with an amended quarterly report for the three and nine months ended December 31, 2004 to include the restated financial statements reflecting these changes.

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

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (See Exhibit 11.1)

Item 16C.	Principal Accountant Fees and Services

Ernst & Young became our independent auditors in fiscal 2003. Fees payable for the fiscal years ended March 31, 2007 and 2006 to Ernst & Young are detailed below:

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2006
Audit fees	$253,000	$282,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$253,000	$282,000

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

See pages F-1 through F-42 incorporated herein by reference.

Item 19.	Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 28, 2007

GLOBAL-TECH APPLIANCES INC.

By:	/s/ John C.K. Sham
John C.K. Sham
President and Chief Executive Officer

Audited Financial Statements

GLOBAL-TECH APPLIANCES INC.

(Incorporated in the British Virgin Islands with limited liability)

March 31, 2006 and 2007

GLOBAL-TECH APPLIANCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Global-Tech Appliances Inc.:

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. and its subsidiaries (the “Company”) as of March 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Appliances Inc. and its subsidiaries at March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in fiscal year 2007, Global-Tech Appliances Inc. changed its method of accounting for share-based payments in accordance with the guidance provided in the Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

/s/ Ernst & Young

Hong Kong

September 26, 2007

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 AND 2007

	2006	2007
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	27,313,746	29,824,914
Time deposit	—	67,688
Available-for-sale investments	18,715,682	14,869,990
Accounts and bills receivable, net	8,446,502	9,535,635
Inventories	10,780,816	9,086,113
Prepaid expenses	252,585	174,422
Deposits and other assets	1,677,041	2,379,856
Legal claims receivable	4,577,186	5,395,377
Amount due from a jointly controlled entity	—	41,082

Total current assets	71,763,558	71,375,077

Interests in jointly controlled entities	—	306,854
Property, plant and equipment, net	24,164,775	20,747,180
Land use rights, net	2,151,444	2,442,535
Convertible note	—	5,241,705
Interest receivable	—	168,000

Total assets	98,079,777	100,281,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	37,698	—
Accounts payable	5,075,248	6,279,477
Temporary receipts	157,402	622,797
Accrued salaries, allowances and employee benefits	1,860,177	2,068,564
Accrued expenses	2,367,539	2,162,003
Accrual for contingent losses	5,464,134	5,638,328
Amount due to a related party	—	4,664
Income tax payable	3,730,043	4,005,811

Total current liabilities	18,692,241	20,781,644

Deferred tax liabilities	38,619	119,463

Total liabilities	18,730,860	20,901,107

Commitments and contingencies (notes 21 and 22, respectively)

Shareholders’ equity:
Common stock, par value US$0.01; 50,000,000 shares authorized; 12,902,755 shares issued and outstanding as of March 31, 2006 and 2007	129,028	129,028
Additional paid-in capital	83,030,824	84,154,401
Retained earnings (accumulated deficit)	879,673	(287,028)
Accumulated other comprehensive losses	(197,161)	(122,710)
Less: Treasury stock, at cost, 679,147 shares as of March 31, 2006 and 2007	(4,493,447)	(4,493,447)

Total shareholders’ equity	79,348,917	79,380,244

Total liabilities and shareholders’ equity	98,079,777	100,281,351

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	US$	US$	US$
Net sales	41,851,163	73,812,100	60,290,794

Cost of goods sold	(44,595,004)	(69,816,822)	(56,762,423)

Gross profit (loss)	(2,743,841)	3,995,278	3,528,371

Selling, general and administrative expenses	(16,053,820)	(18,010,869)	(12,454,368)
Other operating income (loss), net	(810,000)	2,379,964	608,244

Operating loss	(19,607,661)	(11,635,627)	(8,317,753)
Interest expense	(9,855)	(55,435)	(317)
Interest income	976,753	1,278,093	2,063,566
Other income (expenses), net	31,589	(846,015)	1,728,337
Gain on disposal of subsidiaries	—	—	3,951,520
Share of losses of jointly controlled entities	—	—	(186,503)

Loss before income taxes	(18,609,174)	(11,258,984)	(761,150)
Benefit from (provision for) income taxes	(33,650)	22,998	(482,661)

Net loss before minority interests	(18,642,824)	(11,235,986)	(1,243,811)
Minority interests	19,525	12,592	77,110

Net loss	(18,623,299)	(11,223,394)	(1,166,701)

Basic and diluted loss per share of common stock	(1.52)	(0.92)	(0.10)

	Number	Number	Number
Basic and diluted weighted average number of shares of common stock	12,214,800	12,223,608	12,223,608

	US$	US$	US$
Rental expense paid to related parties (included in selling, general and administrative expenses)	752,140	755,979	753,919

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Treasury stock	Accumulated other comprehensive income (losses)	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2004	12,857,045	(679,147)	128,570	84,226,550	30,726,366	(4,493,447)	(555,498)	110,032,541
Net loss for the year	—	—	—	—	(18,623,299)	—	—	(18,623,299)

Other comprehensive losses:
• unrealized loss on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	(116,846)	(116,846)
• reclassification adjustment for gains net of losses included in net loss for the year	—	—	—	—	—	—	(36,219)	(36,219)
• foreign currency translation adjustments	—	—	—	—	—	—	(33,982)	(33,982)

Total net comprehensive loss								(18,810,346)
Stock compensation expense reversed on options granted	—	—	—	(1,247,061)	—	—	—	(1,247,061)
Shares issued on exercise of options	45,710	—	458	285,227	—	—	—	285,685

Balance as of March 31, 2005	12,902,755	(679,147)	129,028	83,264,716	12,103,067	(4,493,447)	(742,545)	90,260,819
Net loss for the year	—	—	—	—	(11,223,394)	—	—	(11,223,394)

Other comprehensive income (losses):
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	199,290	199,290
• reclassification adjustment for gains net of losses included in net loss for the year	—	—	—	—	—	—	(116,076)	(116,076)
• foreign currency translation adjustments	—	—	—	—	—	—	462,170	462,170

Total net comprehensive loss								(10,678,010)
Stock compensation expense provided on options granted	—	—	—	112,600	—	—	—	112,600
Stock compensation expense reversed on options granted	—	—	—	(346,492)	—	—	—	(346,492)

Balance as of March 31, 2006	12,902,755	(679,147)	129,028	83,030,824	879,673	(4,493,447)	(197,161)	79,348,917
Net loss for the year	—	—	—	—	(1,166,701)	—	—	(1,166,701)

Other comprehensive income (losses):
• share of accumulated comprehensive income of a jointly controlled entity	—	—	—	—	—	—	15,119	15,119
• equity adjustment from translation	—	—	—	—	—	—	(2,623)	(2,623)
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	117,614	117,614
• foreign currency translation adjustments	—	—	—	—	—	—	(55,659)	(55,659)

Total net comprehensive loss								(1,092,250)
Stock compensation expense	—	—	—	1,123,577	—	—	—	1,123,577

Balance as of March 31, 2007	12,902,755	(679,147)	129,028	84,154,401	(287,028)	(4,493,447)	(122,710)	79,380,244

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	US$	US$	US$
Cash flows from operating activities:
Net loss	(18,623,299)	(11,223,394)	(1,166,701)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interests in losses of subsidiaries	(19,525)	(12,592)	(77,110)
Amortization	774,353	404,028	59,116
Depreciation	4,845,764	4,345,648	3,413,658
Accretion of convertible note discount	—	—	(168,173)
Gain on disposal of subsidiaries	—	—	(3,951,520)
Share of losses of jointly controlled entities	—	—	186,503
Loss on disposal of property, plant and equipment	167,566	8,477	97,997
Loss on disposal of a callable deposit	—	349,599	—
Provision for impairment/loss on the write-off of property, plant and equipment	1,532,345	783,802	17,174
Provision for impairment of license	—	1,861,640	—
Provision for impairment of patents	203,828	—	—
Loss on disposal of available-for-sale investments, net	6,567	141,251	—
Allowance for doubtful accounts, net	11,756	—	3,173
Provision for (reversal of) stock compensation expense on options granted, net	(1,247,061)	(233,892)	1,123,577
Deferred tax expense (benefit)	—	(104,998)	80,967

Changes in operating assets and liabilities:
Accounts and bills receivable, net	2,784,387	(1,251,608)	(872,029)
Prepaid expenses	(42,056)	349,025	84,594
Deposits and other assets	216,287	45,244	(638,522)
Legal claims receivable	—	(4,577,186)	(853,752)
Amount due from a jointly controlled entity	—	—	41,082
Inventories	(5,248,107)	3,275,746	1,646,669
Interest receivable on a convertible note	—	—	(168,000)
Accounts payable	127,418	(182,757)	1,079,664
Fees payable for land use rights	(91,019)	—	—
Accrued salaries, allowances and employee benefits	353,802	245,113	146,058
Accrued expenses	724,115	347,461	223,970
Accrual for contingent losses	810,000	4,654,134	213,211
Amount due to a related party	—	—	4,664
Income tax payable	(54,888)	31,806	295,880
Exchange adjustments	(7,372)	—	862,735

Net cash provided by (used in) operating activities	(12,775,139)	(743,453)	1,684,885

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007 (continued)

	2005	2006	2007
	US$	US$	US$
Cash flows from investing activities:
Decrease in a loan to a director	75,183	76,667	—
Decrease in a promissory note and related interest receivable	79,017	—	—
Proceeds from disposal of property, plant and equipment	4,928	45,112	70,331
Purchases of property, plant and equipment	(3,547,996)	(1,426,271)	(560,110)
Increase in land use rights	(364,706)	(1,811)	(205,300)
Acquisition of a subsidiary, net of cash acquired	(428)	—	—
Acquisition of minority interests	(32,053)	—	—
Decrease (increase) in restricted cash	(30,899)	430,974	—
Increase in time deposit	—	—	(67,688)
Decrease in a callable deposit	—	4,650,000	—
Proceeds from disposal of available-for-sale investments	109,056,860	78,265,013	37,973,452
Purchases of available-for-sale investments	(98,738,217)	(63,062,750)	(34,071,106)

Net cash provided by investing activities	6,501,689	18,976,934	3,139,579

Cash flows from financing activities:
Capital contribution by minority shareholders	64,106	—	76,781
Repayment of short-term bank borrowings	(10,490)	—	(37,595)
Repayment of long-term bank borrowings	(373,507)	—	—
Proceeds from stock options exercised	285,685	—	—

Net cash provided by (used in) financing activities	(34,206)	—	39,186

Effect of foreign exchange rate changes on cash	(4,260)	289,671	(2,352,482)

Net increase (decrease) in cash and cash equivalents	(6,311,916)	18,523,152	2,511,168
Cash and cash equivalents at beginning of fiscal year	15,102,510	8,790,594	27,313,746

Cash and cash equivalents at end of fiscal year	8,790,594	27,313,746	29,824,914

Supplemental disclosure information:
Cash paid for interest expense	9,855	55,435	317
Cash paid for tax expense	87,479	77,512	103,655
Supplemental schedule of non-cash activity:
Disposal of subsidiaries in exchange for a convertible note	—	—	5,073,532

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and principal activities

Global-Tech Appliances Inc. (“Global-Tech”) was incorporated in the British Virgin Islands and is a holding company, which does not engage in daily business operations other than owning subsidiaries. Global-Tech and its subsidiaries are hereinafter collectively referred to as the “Company”. The Company is a designer, manufacturer and marketer of a wide range of consumer electrical products worldwide, including, but not limited to, floor care products and small household appliances. The Company also continues developing higher-value, more technologically advanced consumer electronic products and electronic components. The Company’s manufacturing operation is located in Dongguan, the People’s Republic of China (the “PRC”). The Company’s products are sold to customers primarily in the United States of America (the “U.S.”) and Mainland China.

The common stock of Global-Tech is listed on the New York Stock Exchange under the symbol “GAI”.

2	Subsidiaries

Details of Global-Tech’s subsidiaries as of March 31, 2007 were as follows:

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest held	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100	Investment holding

Global Display Holdings Limited	British Virgin Islands	100	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100	Provision of management services

Global Rich Innovation Limited	Hong Kong	100	Trading of raw materials and household appliance products

Wing Shing Overseas Limited	British Virgin Islands	100	Trading of raw materials and household appliance products

Pentalpha Macau Commercial Offshore Limited (“PMA”)	Macau	100	Trading of raw materials and household appliance products

(Continued/...)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Subsidiaries (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2007 were as follows: (continued)

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest held	Principal activities
GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding

Consortium Investment (BVI) Limited (“CIBL”)	British Virgin Islands	100	Asset and investment holding

Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical components

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Manufacturing of household appliance products

Dongguan Lite Array Company Limited (“DGLAD”)	PRC	100	Manufacturing of electronic and optical components

Global Auto Limited (formerly known as Lite Array (OLED) H.K. Limited)	Hong Kong	70	Trading of car audio products

Global Household Products Limited (formerly known as Global Display Limited)	Hong Kong	100	Trading of raw materials and household appliance products

Winway Technology Development Limited	Hong Kong	83.33	Dormant

Pentalpha Enterprises Limited	Hong Kong	100	Dormant

Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100	Trading of raw materials and multimedia flat-panel display products

Global-Tech USA, Inc.	U.S.	100	Provision of investment-related services

(Continued/...)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Subsidiaries (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2007 were as follows: (continued)

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest held	Principal activities
Global Digital Imaging Limited	British Virgin Islands	100	Trading of raw materials and digital products

MasterWerke Limited	U.S.	100	Investment holding

Wing Shing Products (BVI) Company Limited	British Virgin Islands	100	Dormant

Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding

Lite Array OLED (BVI) Company Limited	British Virgin Islands	76.75	Dormant

Lite Array, Inc.	U.S.	76.75	Dormant

3	Summary of significant accounting policies

(a)	Basis of preparation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries and all variable interest entities for which the Company is the primary beneficiary, which have the same fiscal year ending March 31, except for Lite Array Holdings Limited (“Lite Array Holdings”) and its subsidiaries, the Company’s jointly controlled entities. The fiscal year end of Lite Array Holdings and its subsidiaries is December 31 and such date was used for purposes of preparing its consolidated financial statements. There have been no significant transactions in Lite Array Holdings and its subsidiaries, which would materially affect the Company’s financial position and results of operations during the period from Lite Array Holdings’ fiscal year end to March 31.

Subsidiaries include those majority-owned and controlled domestic and foreign subsidiaries. Majority-ownership represents more than 50% of the issued voting capital. All significant intercompany balances and transactions between group companies are eliminated on consolidation.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regards to these consolidated financial statements include, but are not limited to, useful lives of property, plant and equipment, provision for impairment losses, provision for inventory obsolescence, provision for doubtful accounts, provision for employee benefits, benefit from (provision for) income taxes, valuation allowance for deferred tax assets, assumptions used for the valuation of options to purchase the Company’s common stock, contingencies and measurement of fair values of financial instruments. Actual results could differ from those estimates and assumptions.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdraw and use, and other investments that are readily convertible into cash and have original maturity of three months or less.

(e)	Investments

Debt and equity investments in available-for-sale investments are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale investments are reported in other comprehensive income (losses) and are included in a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale investments are included in gain (loss) on disposal and impairment, respectively, in the consolidated statements of operations. Gains or losses on sale of investments and amounts reclassified from accumulated other comprehensive income (losses) to earnings are computed based upon specific identification. Interest or dividend income on securities classified as available-for-sale investments is included in interest income or dividend income, respectively.

Non-derivative securities with fixed or determinable payments and fixed maturity are classified as held-to-maturity securities if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost. Interest on securities classified as held-to-maturity securities is included in interest income.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale investment is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for the investment. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the current and expected financial conditions of the investment’s issuer, and the Company’s investment intent. A sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment.

The Company’s investment in a jointly controlled entity for which its ownership exceeds 20% or for which it, not being the major owner of the entity, owns less than 20% but has the ability to exercise significant influence, is accounted for using the equity method. Under the equity method, the Company’s proportionate share of the jointly controlled entity’s net income or loss and amortization of any identifiable intangibles arising from the investment is included in “share of profits (losses) in jointly controlled entities”.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(e)	Investments (continued)

All other investments for which the Company does not have the ability to exercise significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the company’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.

(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overhead costs.

(g)	Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after an item of property, plant and equipment has been put into operation, such as repairs and maintenance, is normally charged to the consolidated statement of operations in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement. Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of each item of property, plant and equipment over its estimated useful life.

The principal annual rates used for this purpose are as follows:

Annual rate
Leasehold improvements	Over the shorter of the lease terms and the estimated useful life
Buildings	4.5%
Plant	4.5%
Machinery	10%
Molds	20% - 33%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on derecognition of an item of property, plant and equipment, calculated as the difference between the net disposal proceeds and the carrying amount of the item, is included in the consolidated statements of operations in the period the item is derecognized.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(h)	Construction in progress

Construction in progress represents property, plant and equipment under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises the direct costs of construction, installation and testing during the period of construction or installation. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

(i)	Impairment of long-lived assets

The Company evaluates long-lived assets, such as property, plant and equipment or asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company assesses the fair value of the assets based on the undiscounted future cash flow. Assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of asset plus net proceeds expected from disposition of the asset, if any, is less than the carrying value of the asset. When the Company identifies an impairment, it reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market value.

(j)	Revenue recognition

The Company recognizes revenues in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, which requires that four basic criteria must be met before revenue can be recognized: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Net sales represent the gross invoiced amount, net of discounts and returns, and are recognized when goods are shipped and title has passed.

Under the Company’s standard terms and conditions, which are mainly Free On Board shipping point, title and risk of loss are transferred to the customer at the time the product is delivered to the customer’s freight forwarder. At that time revenue is recognized unless customer acceptance is uncertain or significant obligations remain.

Deposits or advance payments from customers prior to delivery and passage of title of merchandise are recorded as receipts in advance.

(k)	Advertising costs and design and development costs

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$104,811, US$58,693 and US$11,469 for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

Design and development costs are expensed as incurred.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(l)	Shipping and handling costs

Any shipping, handling or other costs incurred by the Company associated with the sale of products are included in the SG&A line item on the consolidated statement of operations. The primary shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2005, 2006 and 2007, shipping and handling costs charged to SG&A were US$754,247, US$1,213,390 and US$855,644, respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2005, 2006 and 2007, inbound freight costs charged to cost of goods sold were US$524,337, US$597,384 and US$337,341, respectively. Other related costs are included in manufacturing overheads.

(m)	Foreign currencies

The functional currency of the Company is U.S. dollar. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions denominated in foreign currencies are recorded in the respective functional currencies using the exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in the consolidated statement of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

On consolidation, the financial statements of the subsidiaries are translated into U.S. dollars, in accordance with SFAS No. 52, “Foreign Currency Translation”, at rates of exchange in effect at the balance sheet date for assets and liabilities, and at the average rates of exchange during the year for income and expense items. Translation differences arising therefrom are credited or charged to the accumulated other comprehensive income (losses) account.

(n)	Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all temporary differences between the tax base and financial statement bases of assets and liabilities. Deferred tax assets are also recognized for loss carryforward. Valuation allowances are established to the extent that deferred tax assets will more likely than not be unrealized.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(o)	Stock compensation expenses

Effective April 1, 2006, the Company adopted the provision of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) and related interpretations in accounting for its employee stock-option plans. Accordingly, stock compensation cost is measured at the date of grant, based on fair value which is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options using the straight-line method.

The Company accounts for stock options granted to a counterparty other than an employee in accordance with Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Fair value of the equity instruments is recognized on the measurement date which is the date at which (i) a commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the counterparty’s performance is completed.

As permitted by SFAS No. 123(R), the Company has elected to apply the “modified prospective” method, in which compensation cost is recognized beginning with the effective date based on the requirements of SFAS No. 123(R) (i) for all shared-based payments granted after the effective date and (ii) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remained unvested on the effective date.

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic-value-based method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations in accounting for employee stock options. The Company has determined pro forma net loss and loss per share information as if the fair value method described in SFAS No. 123 had been applied to its employee stock-based compensation. The pro forma effects on net loss and loss per share for the fiscal years ended March 31, 2005 and 2006 are as follows:

	Year ended March 31,
	2005 US$	2006 US$
Net loss, as reported	(18,623,299)	(11,223,394)

Deduct: Reversal of stock compensation expense included in net loss under APB Opinion No. 25	(1,247,061)	(348,162)
Deduct: Total stock compensation expense determined under the fair value method for all awards, net of income tax of nil	(34,261)	(574,837)

Pro forma net loss	(19,904,621)	(12,146,393)

Loss per share
Basic – as reported	(1.52)	(0.92)
Basic – pro forma	(1.63)	(0.99)

Diluted – as reported	(1.52)	(0.92)
Diluted – pro forma	(1.63)	(0.99)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(p)	Retirement costs

Retirement cost contributions relating to defined contribution plans are made based on a percentage of the employees’ salaries and are included in the consolidated statements of operations as they become payable.

(q)	Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessors are charged to the consolidated statement of operations on a straight-line basis over the period of the relevant leases.

Assets leased out under operating leases are included in “Property, plant and equipment” in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned items of property, plant and equipment. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.

(r)	Earnings (loss) per share

Earnings (loss) per share is computed in accordance with SFAS No. 128, “Earnings Per Share”. Under the provision of SFAS No. 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is computed by dividing the net income or loss for the year by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options, are included in diluted earnings or loss per share to the extent that such shares are dilutive.

(s)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at their original invoiced value less an estimate made for uncollectible amounts. The Company does not charge interest on accounts receivable. The Company reviews the aged analysis of accounts receivable on a regular basis. Allowance for doubtful accounts is made for those amounts overdue for more than one year from the contractual terms or to the extent that collection is considered to be doubtful. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against the allowance for doubtful accounts.

(t)	Treasury stock

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

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(u)	Comprehensive income (losses)

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income” which establishes guidance for the reporting and display of comprehensive income (losses) and its components. The purpose of reporting comprehensive income (losses) is to report a measure of all changes in equity that resulted from recognized transactions and other economic events of the period other than transactions with shareholders. Total net comprehensive income (losses) includes net earnings or loss as well as additional other comprehensive income (losses). The Company’s other comprehensive income (losses) consists of the Company’s share of accumulated comprehensive income of jointly controlled entities, equity adjustment from translation, unrealized gains and losses on available-for-sale investments and foreign currency translations, all recorded net of tax.

(v)	Loss contingencies

The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with the Company’s general counsel, that adequate reserves have been provided for all known loss contingencies, the ultimate cost will depend on the resolution of the uncertainties. Therefore, it is possible that additional reserves could be required in the future.

(w)	Impact of recently issued accounting standards

(i)

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. It allows financial instruments with embedded derivatives that would otherwise require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also clarifies which interest-only and principal-only strips are not subject to the requirement of SFAS No. 133; establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurred by a company for the fiscal year that begins on or after September 15, 2006. The Company is evaluating the effect of the adoption of SFAS No. 155 but it is not expected to have a material impact on the Company’s consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Summary of significant accounting policies (continued)

(w)	Impact of recently issued accounting standards (continued)

(ii)

In July 2006, the FASB issued SFAS Interpretation No. 48, “Accounting for Uncertainty in Income Tax Positions”. This interpretation clarifies the application of SFAS No. 109, “Accounting for Income Taxes”, by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition to recognition, the interpretation provides guidance on the measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition and is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the potential impact of this interpretation on the results of its future operations and financial condition.

(iii)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and lowest priority to unobservable data, for example, the reporting entity’s own data. Under this statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. This statement will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and with interim periods within those years. The Company is evaluating the impact of this statement on the results of its future operations and financial condition.

(iv)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.

This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Under the SEC’s rule, SFAS No. 159 is effective for the Company’s consolidated financial statements issued for fiscal year beginning on April 1, 2008. The Company does not believe the adoption of SFAS No. 159 will have a material effect on its financial position, cash flows or results of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	Cash and cash equivalents

	2006	2007
	US$	US$
Cash on hand and at banks	20,920,636	18,798,437
Money market funds	6,393,110	11,026,477

Total cash and cash equivalents	27,313,746	29,824,914

5	Time deposit

As of March 31, 2007, a time deposit of RMB522,923 (equivalent to US$67,688) was held in a banking institution with an original maturity greater than three months when acquired.

6	Available-for-sale investments

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2006 and 2007:

	Costs		Net unrealized gains		Fair values
	US$	US$	US$	US$	US$	US$
	2006	2007	2006	2007	2006	2007
U.S. dollar treasury bills	18,635,790	14,672,506	73,730	192,894	18,709,520	14,865,400
Listed equity securities	3,140	3,118	3,022	1,472	6,162	4,590

	18,638,930	14,675,624	76,752	194,366	18,715,682	14,869,990

The U.S. dollar treasury bills as of March 31, 2007 were held with contractual maturities of less than six months. As of March 31, 2007, none of the available-for-sale investments was in an unrealized loss position. During fiscal year 2007, no gain or loss was recognized (2006: loss of US$141,251) on the disposal of the debt securities.

The fair values of listed equity securities are based on quoted market prices at the balance sheet date.

The net unrealized gains consisted of gross unrealized gains of US$194,366 (2006: US$76,752) and gross unrealized losses of nil (2006: nil).

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2005, 2006 and 2007 were US$109,056,860, US$78,265,013 and US$37,973,452, respectively.

The gross realized losses from the sale of available-for-sale investments for the fiscal years ended March 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	US$	US$	US$
Gross realized losses	6,567	141,251	—

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Accounts and bills receivable, net

		2006	2007
		US$	US$
Accounts and bills receivable		8,495,217	9,547,806
Less: Allowance for doubtful accounts		(48,715)	(12,171)

Accounts and bills receivable, net		8,446,502	9,535,635

	2005	2006	2007
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	38,124	49,870	48,715
Additions	12,887	—	3,173
Reversal of allowance	(1,131)	—	—
Write-off during the year	—	(1,262)	(39,618)
Exchange realignment	(10)	107	(99)

Balance at end of fiscal year	49,870	48,715	12,171

8	Inventories

	2006	2007
	US$	US$
Raw materials	5,095,208	4,517,976
Work-in-progress	2,471,798	2,134,630
Finished goods	3,213,810	2,433,507

	10,780,816	9,086,113

During the fiscal years ended March 31, 2005 and 2006, a provision for inventories of US$3,773,979 and US$1,413,534, respectively, in aggregate was recognized in the consolidated statement of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	Related party transactions

A related party is any party that controls, jointly controls or can significantly influence the management or operating policies of the Company to the extent that the Company may be prevented from fully pursuing its own interests. Such parties would also include affiliates, investments accounted for by the equity method, trusts for the benefit of employees, principal shareholders, management, and the immediate family members of shareholders or management.

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2005, 2006 and 2007, the Company had the following material transactions with related parties during those years:

(a)

The Company incurred annual real estate rental expenses of approximately US$752,140, US$755,979 and US$753,919, respectively, payable to certain related companies of which certain directors are also the directors of the Company. Included in the aforesaid annual real estate rental expenses were amounts of US$476,954, US$479,388 and US$478,082 paid to two directors of the Company in the fiscal years ended March 31, 2005, 2006 and 2007, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

(b)	Rental income of US$49,957 (2005: nil; 2006: nil) was earned for the fiscal year ended March 31, 2007 from a jointly controlled entity. The rental was charged on mutually agreed terms.

(c)

Management fee income of US$111,992 (2005: nil; 2006: nil) was earned for the fiscal year ended March 31, 2007 from a jointly controlled entity, which was charged with reference to actual costs incurred.

The amount due from a jointly controlled entity and the amount due to a related party, which is a minority shareholder of a subsidiary of the Company, are unsecured, interest-free and have no fixed terms of repayment.

10	Property, plant and equipment, net

	2006	2007
	US$	US$
Leasehold improvements and buildings	21,278,618	22,682,670
Plant and machinery	22,268,891	21,664,697
Molds	8,499,520	9,164,021
Transportation equipment	1,414,770	1,369,224
Furniture, fixtures and equipment	4,632,921	4,148,531
Construction in progress	69,824	48,631

	58,164,544	59,077,774
Less: Accumulated depreciation	(33,999,769)	(38,330,594)

Property, plant and equipment, net	24,164,775	20,747,180

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Property, plant and equipment, net (continued)

(a)

During the fiscal years ended March 31, 2005, 2006 and 2007, an impairment loss/loss on the write-off of property, plant and equipment of US$1,532,345, US$783,802 and US$17,174, respectively, in aggregate was recognized in the consolidated statement of operations for certain molds, plant and machinery, and furniture, fixture and equipment since the carrying value of these assets exceeds their fair value by the same amount. The determination of fair value was based on using either the market approach for which there is known used market, or the market data approach for sale on the open market of similar items. The impairment loss/loss on the write-off of property, plant and equipment recognized during the fiscal year ended March 31, 2007 was included in the “Cost of goods sold” and “SG&A” on the consolidated statement of operations in the amounts of nil (2005: US$1,214,115 and 2006: US$532,217) and US$17,174 (2005: US$318,230 and 2006: US$251,585), respectively.

(b)

As of March 31, 2006 and 2007, buildings with aggregate net book value of approximately US$109,796 and US$106,304, respectively, are situated in Hong Kong, and manufacturing facilities with an aggregate net book value of approximately US$14,007,529 and US$13,725,432 as of March 31, 2006 and 2007, respectively, are situated in Mainland China. The land where the manufacturing facilities are situated is held under land use rights that expire in 2043. The Company has not yet obtained ownership certificates for all of the manufacturing facility premises as of March 31, 2007, but the ownership certificates for a substantial portion of the land use rights were obtained or in the process of obtaining during the fiscal year 2007 as further detailed in note 11 to the financial statements.

(c)	The amount of depreciation charged for the fiscal years ended March 31, 2005, 2006 and 2007 amounted to US$4,845,764, US$4,345,648 and US$3,413,658, respectively.

(d)	The loss on disposal of property, plant and equipment recognized during the fiscal years ended March 31, 2005, 2006 and 2007 amounted to US$167,566, US$8,477 and US$97,997, respectively.

11	Land use rights, net

Land use rights represent payments under operating leases on land uses for a predetermined time period, which are payable in advance. They are charged to the consolidated statement of operations over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in Mainland China and has obtained or in the process of obtaining the land use rights certificates covering a substantial portion of such land. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a gross area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has moved out from a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of land (31,510 square meters) until August 6, 2043. However, the Company has to pay monthly payment of RMB109,248 (approximately US$14,141) to the local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$24,989) from January 1, 2009 onwards till August 6, 2043 as further detailed in note 21 to the financial statements. Up to March 31, 2007, the Company has obtained a sizable portion of the property ownership certificates (14 properties out of a total of 34) in respect of properties erected on those pieces of land located in Mainland China. The application for the remaining property ownership certificates will commence only after the land use right certificates for relevant pieces of land have been obtained. The Company is in the process of obtaining the remaining land use right and property ownership certificates and expects to obtain those certificates in the near future.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	Disposal of subsidiaries

On March 17, 2006, Consortium Investment (BVI) Limited (“CIBL”), a wholly-owned subsidiary of the Company, entered into a Share Sale and Purchase Agreement with Anwell Technologies Limited (“Anwell”), a publicly listed company in Singapore, to form a joint venture company to exploit the opportunity in the manufacturing and sale of organic light emitting diode (“OLED”) equipment. Pursuant to the Share Sale and Purchase Agreement, CIBL agreed to sell 5,600,000 ordinary shares of US$1 each in the capital of Lite Array Holdings, a then wholly-owned subsidiary of CIBL, to Anwell, representing a 70% equity interest in Lite Array Holdings, in exchange for a convertible note (the “Convertible Note”) issued by Anwell to CIBL with a face value of US$5,600,000 on April 3, 2006 as further detailed in note 13 to the financial statements. Lite Array Holdings and its subsidiaries are primary engaged in developing OLED process technology and equipment. The disposal was completed on April 3, 2006 and the gain on disposal of Lite Array Holdings and its subsidiaries was computed by taking the difference between the fair value of the consideration received and an amount equal to 70% of the net assets disposed of. The Company still retains a 30% interest in Lite Array Holdings and its subsidiaries after the disposal and they have been accounted for as jointly controlled entities of the Company thereafter as further detailed in note 14 to the financial statements.

Details of the net assets disposed of are as follows:

US$
Cash and cash equivalents	2,334
Prepayments and other assets	6,747
Machineries and equipment	1,613,232
Amount due to group companies	(19,439)

1,602,874

70% of the net assets disposed of	1,122,012
Gain on disposal of subsidiaries	3,951,520

5,073,532

Satisfied by:
Convertible Note	5,073,532

An analysis of the net cash outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

US$
Cash and cash equivalents disposed of and net cash outflow in respect of the disposal of subsidiaries	(2,334)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	Convertible note

	Amortized cost		Fair value
	US$	US$	US$	US$
	2006	2007	2006	2007
Convertible Note	—	5,241,705	—	5,466,126

The Convertible Note was issued by Anwell in exchange for a 70% equity interest in Lite Array Holdings as further detailed in note 12 to the financial statements. The face value of the Convertible Note is US$5,600,000. The Convertible Note carries interest at a rate of 3% per annum, which is payable in full on April, 2009 (the “Payment Date”). In the event that during the six months prior to the Payment Date the shares of Anwell, traded on The Singapore Exchange Securities Trading Limited, are at all times not less than Singapore Dollar $0.38 per share, the Convertible Note and all accrued and unpaid interests thereon will automatically be converted into duly authorized, validly issued, fully paid and unencumbered ordinary shares of Anwell on the Payment Date.

The amount of interest receivable from Anwell in respect of the Convertible Note as of March 31, 2007 is US$168,000.

14	Interests in jointly-controlled entities

During the fiscal year ended March 31, 2007, CIBL disposed of 70% of its equity interest in Lite Array Holdings to Anwell as part of an arrangement to set up a joint venture to exploit the opportunity to produce OLED equipment in Mainland China as further detailed in note 12 to the financial statements. Subsequent to the completion of the disposal, the Company stills retains 2,400,000 ordinary shares of Lite Array Holdings, representing a 30% equity interest in Lite Array Holdings through CIBL. The Company accounts for its interests in Lite Array Holdings and its subsidiaries, in which the Company does not have unilateral control, but joint control, under the equity method.

Particulars of the jointly-controlled entities as of March 31, 2007 are as follows:

Name	Place of incorporation/ registration	Percentage of equity interest held	Principal activities
Lite Array Holdings Limited	British Virgin Islands	30	Investment holding
Dongguan Litewell (OLED) Technology Limited*	PRC	30	Research and development of OLED equipment
Litewell Technology (HK) Limited*	Hong Kong	30	Provision of management services to Lite Array Holdings group

*	Subsidiaries of Lite Array Holdings

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	Short-term bank borrowings

	2006	2007
	US$	US$
Short-term bank borrowings	37,698	—

Short-term bank borrowings at March 31, 2006 were denominated in U.S. dollars and borne interest at 13.99% per annum. The banking facilities denominated in U.S. dollars and utilized as of March 31, 2006 amount to US$37,698. Such facilities were terminated in the fiscal year 2007.

As of March 31, 2006 and 2007, the Company had banking facilities denominated in Hong Kong dollars of approximately HK$32,000,000 (equivalent to US$4,123,764) and HK$35,000,000 (equivalent to US$4,478,911), respectively. As of March 31, 2007, such banking facilities were utilized to the extent of US$18,002 in respect of certain letters of credit and the amount of unutilized banking facilities denominated in Hong Kong dollars amounted to US$4,460,909. There was no utilization of banking facilities denominated in Hong Kong dollars as of March 31, 2006.

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) an undertaking not to pledge, mortgage or charge any of the assets of the Company in Hong Kong or Mainland China for general banking facilities granted to a subsidiary of the Company.

16	Share capital

During the fiscal years ended March 31, 2005, 2006 and 2007, no common stock was issued and no treasury stock was reissued by Global-Tech.

Holders of common stock have one vote for each share held on all matters submitted to a vote at a shareholders’ meeting. Subject to the rights of the holders of stock with preferential or other special rights which may be authorized in the future, holders of common stock are entitled to receive dividends pro rata out of assets legally available therefore and, in the event of the winding up of Global-Tech, to share ratably in all assets remaining after payment of liabilities. The Board of Directors may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as they may determine. Dividends may only be declared and paid out of surplus.

17	Other income (expenses), net

	2005	2006	2007
	US$	US$	US$
Exchange gains (losses), net	(72,639)	(370,485)	1,588,565
Loss on disposal of a callable deposit	—	(349,599)	—
Loss on disposal of available-for-sale investments, net	(6,567)	(141,251)	—
Loss on disposal of floating rate bank notes	—	(61,229)	—
Loss on disposal of property, plant and equipment	(167,566)	(8,477)	(97,997)
Rental income from a related party	—	—	49,957
Management fee received from a related party	—	—	111,992
Others, net	278,361	85,026	75,820

	31,589	(846,015)	1,728,337

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	Income taxes

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on the taxable income arising in or derived from the respective tax jurisdictions in which they are domiciled or deemed to operate. Global-Tech and its investment holding companies incorporated in the British Virgin Islands (“BVI”) are not subject to tax in the BVI in accordance with BVI tax regulations. The Company conducts substantially all of its businesses and operations through its subsidiaries located in Hong Kong, Macau and Mainland China.

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 17.5% on their assessable income arising in Hong Kong for the fiscal years ended March 31, 2005, 2006 and 2007. The Company’s subsidiary operating in Macau is exempted from Macau Complementary Tax.

The Company’s subsidiaries registered in the PRC, including DWS and DGLAD, are subject to PRC enterprise income tax (“EIT”) on income as reported in their PRC statutory accounts, adjusted in accordance with relevant PRC income tax laws and regulations. DWS and DGLAD are located in coastal open economics zones in Mainland China and, accordingly, are entitled to a preferential tax rate of 27% (24% reduced tax rate and 3% local income tax rate) for their EIT. DGLAD is entitled to a tax concession period (“Tax Holiday”) whereby it is exempt from EIT for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. As of March 31, 2007, the Tax Holiday period for DGLAD had not yet commenced, as DGLAD still had not generated any assessable profit.

During the fiscal year 2007, with reference to a circular issued by the State of Administration of Taxation of the PRC on February 28, 2007 and other information available, that clarified prior uncertainties related to income and expense allocation between the Company’s subsidiaries, the Company reassessed its tax position and revised its accounting estimate for potential income tax exposure related to its Mainland China subsidiaries. The change in accounting estimate resulted in an incremental increase in tax liabilities of approximately US$660,405.

	2005	2006	2007
	US$	US$	US$
Income tax expenses (benefit):
Current	33,650	82,000	401,694
Deferred	—	(104,998)	80,967

Total income tax expense (benefit)	33,650	(22,998)	482,661

The reconciliation of income tax benefit computed at the Hong Kong statutory tax rate to loss before income taxes as stated in the consolidated statement of operations to the effective tax rate is as follows:

	2005	2006	2007
	US$	US$	US$
Income tax benefit at the Hong Kong statutory income tax	(3,256,605)	(1,970,322)	(133,201)
Foreign rate differential and non-taxable income (loss) arising from offshore activities	4,909,254	2,273,834	(748,380)
Non-taxable interest income	(279,138)	(371,546)	(618)
Non-taxable other income	—	—	(198,494)
Non-tax deductible expenses	37,218	1,261,006	771,510
Underprovision of tax in prior periods	—	—	352,571
Changes in valuation allowance	(1,377,079)	(1,215,970)	439,273

Total income tax expense (benefit) at effective tax rate	33,650	(22,998)	482,661

Hong Kong statutory income tax rate	17.5%	17.5%	17.5%
Effective income tax rate	(0.2)%	0.2%	(63.4)%

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	Income taxes (continued)

Deferred tax assets and liabilities as of March 31, 2006 and 2007 are comprised of the following:

		2006	2007
		US$	US$
Deferred tax assets:
Impairment of property, plant and equipment		143,699	145,263
Provision for inventories		326,425	450,673
Operating losses carried forward		7,021,889	7,161,475

Gross deferred tax assets		7,492,013	7,757,411
Less: Valuation allowance for deferred tax assets		(7,468,912)	(7,757,411)

Net deferred tax assets		23,101	—
Deferred tax liabilities:
Inventory adjustments		—	(108,768)
Tax over book depreciation of property, plant and equipment		(61,720)	(10,695)

Total deferred tax liabilities		(61,720)	(119,463)

Net deferred tax liabilities		(38,619)	(119,463)

	2005	2006	2007
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	1,557,987	5,795,634	7,468,912
Additions	4,237,647	1,673,278	288,499

Balance at end of fiscal year	5,795,634	7,468,912	7,757,411

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, including tax losses carried forward, that management believes are not more likely than not realizable. As of March 31, 2006 and 2007, the Company had tax losses carried forward of US$31,413,544 and US$31,922,740, respectively. The tax losses may be carried forward for 5 years up to an indefinite period, based on tax jurisdiction. Certain of the losses carried forward begin expiring in 2010.

During the fiscal year ended March 31, 2007, the Inland Revenue Department of Hong Kong (the “IRD”) requested further information from one of the Company’s subsidiaries regarding its relationship with other subsidiaries of the Company and whether it has changed its mode of operation. The subsidiary responded to the request in June 2007 and no further requests have been received from the IRD up to the date of the issuance of these financial statements. Management has considered the need for contingent income tax liabilities and provided for such liabilities it believes are probable.

The impact of the PRC New Corporate Income Tax Law

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (the “New CIT Law”) was approved and will become effective on January 1, 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Company cannot be reasonably estimated at this time.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	Basic and diluted loss per share

Loss per share of common stock is computed in accordance with SFAS No. 128, “Earnings Per Share”, by dividing the net income or loss for the year by the weighted average number of shares of common stock outstanding during the year.

The following table sets forth the computation of basic and diluted loss per share:

	2005	2006	2007
	US$	US$	US$
Numerator for basic and diluted loss per share:
Loss attributable to common stockholders	(18,623,299)	(11,223,394)	(1,166,701)

	Number	Number	Number
Denominator for basic and diluted loss per share:
Weighted average number of shares of common stock	12,214,800	12,223,608	12,223,608

	US$	US$	US$
Basic and diluted loss per share:
Loss attributable to common stockholders	(1.52)	(0.92)	(0.10)

1,385,095, 1,086,067 and none of the outstanding stock options of Global-Tech’s during the fiscal years ended March 31, 2005, 2006 and 2007, respectively, had exercise prices below the respective weighted average share prices of Global-Tech’s common stock during these years, resulting in 390,098, 772,159 and nil incremental common shares, respectively, for the purpose of the diluted loss per share calculation. The effect of Global-Tech’s dilutive stock options was not included in the computation of diluted loss per share for the fiscal years ended March 31, 2005, 2006 and 2007 because their inclusion would have been anti-dilutive.

20	Design and development costs

The Company expenses all design and development costs when incurred. Included in the SG&A line item in the consolidated statement of operations were design and development costs of US$2,523,732, US$1,708,872 and US$1,125,817 for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	Commitments

(a)	Capital commitments

As of March 31, 2007, the Company had capital commitments of US$119,379 (2006: US$31,484) for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 11, the Company has entered into various operating lease agreements for parking lots, motor vehicles, equipment and real estate or land that extend to 2043. The Company recorded rental expenses excluding the land use rights payments described in note 11 for the fiscal years ended March 31, 2005, 2006 and 2007 of US$661,676, US$628,826 and US$410,754, respectively, and recorded no sublease income for the fiscal year ended March 31, 2007 (2005: US$9,577 and 2006: US$28,877). Future minimum rental payments under noncancelable operating leases as of March 31, 2006 and 2007 were as follows:

	2006	2007
	US$	US$
Payable:

Within one year	163,675	360,816
Over one year but not exceeding two years	121,284	219,844
Over two years but not exceeding three years	—	299,859
Over three years but not exceeding four years	—	299,859
Over four years but not exceeding five years	—	299,859
Over five years	—	9,395,576

	284,959	10,875,813

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	Contingent liabilities

(a)

Global-Tech and Pentalpha Enterprises Limited (“Pentalpha Enterprises”), a subsidiary of Global-Tech, are involved in breach of contract litigation with Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”), with both parties claiming and counter-claiming. The trial on the claims of Sunbeam for indemnity and the claim of the Pentalpha Enterprises for breach of contract began on January 12, 2004. On January 16, 2004, the jury (the “Jury”) returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam approximately US$2.5 million against Pentalpha Enterprises and (ii) Pentalpha Enterprises on its claim for breach of contract and awarded Pentalpha Enterprises US$6.6 million. The United States District Court for the Southern District of Florida granted a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, and awarded Sunbeam approximately US$3.4 million and Pentalpha Enterprises US$6.6 million.

After the appeal, by an amended judgment dated December 12, 2005, the district court awarded Pentalpha Enterprises prejudgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of Pentalpha Enterprises as of February 11, 2004 to approximately US$8 million, and leaving unchanged the judgment entered against Pentalpha Enterprises in favor of Sunbeam.

After the appeal, the district court, on its own initiative, entered a second amended judgment on April 16, 2007 and on June 4, 2007 entered a third amended judgment that awarded Pentalpha Enterprises prejudgment interests from June 30, 2001 until the entry of the second amended judgment on December 12, 2005, at the interest rates required by Florida law and awarded Sunbeam’s prejudgment interest until December 12, 2005. On June 16, 2007, Pentalpha Enterprises filed a notice of appeal to the Court of Appeals to challenge the portion of the judgment in favor of Sunbeam that extends Sunbeam’s prejudgment interest until December 12, 2005. On June 16, 2007, Pentalpha Enterprises filed a notice of appeal to the Court of Appeals to challenge the portion of the judgment in favor of Sunbeam that extends the prejudgment interest until December 12, 2005. Pentalpha Enterprises filed its brief on appeal on August 25, 2007. The outcome of that appeal is uncertain.

Sunbeam has posted a bond in the amount of approximately US$5.2 million, which was attached pursuant to the September 7, 2005 order of the United States District Court for the Southern District of New York (the “Court Order”) in the action SEB S.A., (“SEB”) v. Montgomery Ward, Pentalpha Enterprises and Global-Tech et al., pending in the district court. On July 13, 2007, Sunbeam wire transferred to an escrow account of SEB’s attorney approximately US$5.5 million. SEB’s attorney is holding that money in an escrow account pursuant to the Court Order. Given the Sunbeam’s payment, the district court has discharged the bond that Sunbeam posted.

Since the judgment is final and no further appeal is available to Sunbeam, Pentalpha Enterprises’s right to collect the net amount of the judgment from Sunbeam, or on the bond, or from the funds in the escrow account (subsequent to the discharge of the bond) is certain even though the judgment is attached by Court Order. Accordingly, the Company recognized a gain of approximately US$8.0 million from its claim against Sunbeam for breach of contract and a loss of approximately US$3.4 million on the claims of Sunbeam for indemnity in its consolidated statement of operations for the fiscal year 2006. During the fiscal year 2007, Pentalpha Enterprises further recognized post-judgment interest of approximately US$818,000 in its consolidated statement of operations.

(b)

SEB commenced an action in 1999 in the United States District Court for the Southern District of New York for patent infringement against Global-Tech, Pentalpha Enterprises, and Montgomery Ward et al., then a customer of Pentalpha Enterprises. SEB also moved for an order “attaching the judgment” in favor of Pentalpha Enterprises in the action SEB v. Sunbeam v. Pentalpha Enterprises mentioned in (a) above. The parties resolved the motion by consenting to an order that requires Pentalpha Enterprises, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. The district court attached the entire judgment by order dated September 7, 2005. The district court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that Pentalpha Enterprises had infringed the SEB patent, that the infringement was willful and that SEB was entitled to a reasonable royalty in the total amount of US$4.65 million.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	Contingent liabilities (continued)

(b)	(continued)

Both sides have made post-trial motions. Global-Tech and Pentalpha Enterprises have moved for judgment as a matter of law on a wide range of issues, and for a new trial. SEB has moved to enhance damages with the addition of treble damages, prejudgment interest and attorneys’ fees. The motions have been fully briefed. The district court heard oral arguments on April 11, 2007 and June 21, 2007. The district court also heard testimony from a SEB witness on July 19, 2007 with respect to Pentalpha Enterprises’ motion for judgment as a matter of certain issues based upon SEB’s failure to produce certain documents during the discovery. The district court has not yet rendered a decision. No judgment has yet been entered.

However, in accordance with, SFAS No. 5 “Accounting for Contingencies”, the Company already accrued a contingent loss of US$4.65 million as of March 31, 2006, with a corresponding charge to the consolidated statement of operations for the fiscal year 2006. Based on the development to date, the Company considers that no additional accrual is required as of March, 2007.

(c)

On October 11, 2004, Best Hero Limited (“Best Hero”) issued a writ in the Court of First Instance of the High Court of Hong Kong against a subsidiary of the Company for a payment of US$4,250,400. The claim relates to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels for a total purchase price of US$4,620,000. However, the LCD TV panels which were paid for in the initial shipment were determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary had repudiated the contract, and therefore Best Hero instituted legal proceedings to claim for damages. The subsidiary intends to defend the action on the grounds that it is justified in rejecting the goods for breach of conditions as to descriptions and the sample provided to the subsidiary by Best Hero. A defence and counter-claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. The discovery of documents in this action has been concluded and the parties are still in the course of preparing their respective witness statement.

An unfavorable decision in the outcome of the case would create a liability for the subsidiary to pay Best Hero, depending on the outcome, the amount may be:

(i)

the deficiency in price between the contractual price (US$4,620,000) and the price at which the LCD TV panels were actually sold by Best Hero (this is still unknown) together with interest, legal and other related costs; or

(ii)	if Best Hero has not sold the LCD TV panels, the full contractual price together with interest, legal and other related costs but the subsidiary would receive the LCD TV panels in this circumstance.

Based on the best estimate of the management of the Company, the subsidiary’s maximum exposure is US$3,588,000, which is the contractual price and the estimated price at which the LCD TV panels were actually sold by Best Hero together with relevant interest, legal and other related costs. For financial reporting purpose, the Company has accrued for a loss contingency in respect of this litigation in its consolidated balance sheets as of March 31, 2006 and 2007 in an amount of US$810,000 and US$873,000, respectively, which representing management’s best estimate of the most likely outcome for this litigation.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	Employee benefits

The Company operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution schemes and are administered by independent trustees.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Company in Hong Kong. Under the MPF scheme, both the Company and the employee contributes the lower of 5% of the employee’s basic salary and HK$1,000 (approximately US$128), subject to a cap of a monthly basic salary of HK$20,000 (approximately US$2,571). Employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65. Certain full-time employees in Hong Kong who joined the Company before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Company and the employee contribute 5% of the employee’s basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2005, 2006 and 2007 were US$207,194, US$176,334 and US$117,787, respectively.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 10% of the stipulated salary set by the local government of Dongguan, the PRC, to the retirement schemes to fund the benefits for its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care, and subsidized meals to all factory employees. The aggregate amounts incurred by the Company for all such benefits were US$628,165, US$758,737 and US$579,157 during the fiscal years ended March 31, 2005, 2006 and 2007, respectively. The accrual for such employee benefits has been re-classified in the 2006 financial statements to conform with the fiscal 2007 presentation.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	Segment information

SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information”, establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance.

The Company operates in three segments: Home Appliances, Electronic Components and Others. These segments are operated and managed as separate strategic business units that offer different products. These segments are each managed separately because they manufacture and distribute products with different production processes. The Company’s “Home Appliances” segment historically has been the core business of the Company and involves primarily manufacturing small electrical household appliances for branded marketers in North America and Europe. The Company’s “Electronic Components” segment produces complementory metal oxide semiconductor (“CMOS”) camera modules (“CCM”) for sale to cellular phone manufacturers in Mainland China. The Company’s “Others” segment comprises a number of immaterial product lines and development programs that have not materialized to date into full product businesses, including units focusing on organic light emitting diode (“OLED”) and display-oriented products. None of these units has ever individually met the quantitative thresholds for determining reportable segments. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

“Electronic Components” and “Others” segments, which were previously grouped to form one reportable business became reportable segments during fiscal year 2007, as the Company started to manage them separately due to the increase in their relatively size and prospects during the fiscal year 2007. Segment information in these financial statements with respect to fiscal years 2006 and 2005 has been restated to reflect this change.

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2005, 2006 and 2007.

(a)	The following table provides operating financial information for the three reportable segments.

	Home Appliances	Electronics Components	Others	Corporate	Consolidated
Year ended March 31, 2005	US$	US$	US$	US$	US$
Revenues from external customers	41,112,712	—	738,451	—	41,851,163

Interest income	—	—	—	976,753	976,753
Interest expenses	(9,854)	—	(1)	—	(9,855)
Depreciation and amortization	(3,398,557)	—	(1,344,634)	(876,926)	(5,620,117)
Segment loss	(3,684,708)	—	(10,412,731)	(4,525,860)	(18,623,299)
Total identifiable assets	41,585,491	—	10,397,827	52,029,210	104,012,528

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	Segment information (continued)

(a)	The following table provides operating financial information for the three reportable segments: (continued)

	Home Appliances	Electronics Components	Others	Corporate	Consolidated
Year ended March 31, 2006	US$	US$	US$	US$	US$
Revenues from external customers	64,868,351	5,940,788	3,002,961	—	73,812,100

Interest income	—	—	—	1,278,093	1,278,093
Interest expense	(51,798)	(1)	(3,636)	—	(55,435)
Depreciation and amortization	(2,726,815)	(107,338)	(948,105)	(967,418)	(4,749,676)
Segment profit (loss)	932,260	(61,124)	(6,766,654)	(5,327,876)	(11,223,394)
Total identifiable assets	36,678,175	4,262,361	3,425,367	53,713,874	98,079,777

	Home Appliances	Electronics Components	Others	Corporate	Consolidated
Year ended March 31, 2007	US$	US$	US$	US$	US$
Revenues from external customers	46,831,503	12,264,440	1,194,851	—	60,290,794

Interest income	—	—	—	2,063,566	2,063,566
Interest expenses	(299)	—	(18)	—	(317)
Depreciation and amortization	(2,543,773)	(157,329)	(327,211)	(444,461)	(3,472,774)
Segment profit (loss)	(2,110,397)	130,383	#2,741,687	(1,928,374)	(1,166,701)
Total identifiable assets	34,097,999	6,081,149	1,455,948	58,646,255	100,281,351

#	Including gain on disposal of subsidiaries of US$3,951,520.

(b)	Net sales by geographic area

	2005	2006	2007
	US$	US$	US$
Australia	533,334	438,303	496,166
Europe	2,982,909	8,316,484	7,728,412
North America	35,995,612	54,438,145	34,689,223
Asia	2,219,058	10,438,473	16,812,264
Other regions	120,250	180,695	564,729

	41,851,163	73,812,100	60,290,794

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	Segment information (continued)

(c)	Net sales by product type

	2005	2006	2007
	US$	US$	US$
Floor care products	29,623,372	54,570,730	39,905,755
Kitchen appliances	7,628,507	7,315,672	5,394,259
CCMs	—	5,917,146	12,232,428
Others	4,599,284	6,008,552	2,758,352

	41,851,163	73,812,100	60,290,794

(d)	Long-lived assets*

	2005	2006	2007
	US$	US$	US$
Hong Kong and Macau #	2,078,941	1,110,392	651,967
Mainland China	27,892,596	25,204,420	22,537,748
United States of America	—	1,407	—

	29,971,537	26,316,219	23,189,715

*	Long-lived assets represent land use rights, and property, plant and equipment.
#	There were no long-lived assets situated in Macau as of March 31, 2007.

(e)	Major customers

Customers accounting for 10% or more of the Company’s net sales are as follows:

	2005	2006	2007
	US$	US$	US$
Royal Appliance Manufacturing Company Limited
(“Royal Appliance”)	26,222,845	29,851,569	17,028,868
Electrolux S.A. and subsidiaries (“Electrolux”)	4,311,752	25,133,617	20,180,930

During the fiscal years ended March 31, 2005, 2006 and 2007, 63.0%, 40.4% and 28.2%, respectively, of the Company’s total net sales were made to and as of March 31, 2005, 2006 and 2007, 56.0%, 39.3% and 25.9%, respectively, of the Company’s total accounts and bills receivable were from Royal Appliance, which is an unrelated customer. During the fiscal years ended March 31, 2005, 2006 and 2007, 10.3%, 34.2% and 33.5%, respectively, of the Company’s total net sales were made to and as of March 31, 2005, 2006 and 2007, 33.5%, 27.8% and 30.7%, respectively, of the Company’s total accounts and bills receivable were from Electrolux, which is an unrelated customer. The Company is a contract manufacturer of vacuum cleaners that are marketed by Royal Appliance and Electrolux under their respective brand names.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	Concentration of risks

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposit, amount due from a jointly controlled entity, convertible note, interest receivable, available-for-sale investments and accounts and bills receivable.

As of March 31, 2007, substantially all of the Company’s cash and cash equivalents, time deposit and available-for-sale investments were managed by financial institutions that the management believes are of high credit quality.

The Company conducts credit evaluations of its customers but does not require collateral or other security from its customers. The Company makes allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk specific customers.

Concentration of customers

The Company currently sells a substantial portion of its floor care products to limited number of customers. As a percentage of revenues, the top two customers accounted for 74.4% and 61.7% of consolidated net sales for the fiscal years ended March 31, 2006 and 2007, respectively. Sales to customers are mostly made through non-exclusive, short-term arrangements. The loss of either of these major customers could have a material adverse effect on the Company’s business, results of operations and financial conditions.

Current Vulnerability due to Certain Concentrations

The Company’s operations are mainly conducted in Hong Kong, Macau and Mainland China. As a result, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong, Macau and Mainland China, and by the general state of the Hong Kong, Macau and Mainland China economies.

As substantially all of the Company’s manufacturing operations are conducted in Mainland China and over 90% of the net book value of the Company’s total long-lived assets are situated in Mainland China, the Company is subject to different considerations and risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation among other things.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	Financial instruments

The Company’s financial instruments that are subject to credit risks are limited to its cash and cash equivalents, time deposit, available-for-sale investments, accounts and bills receivable, amount due from jointly controlled entities, interest receivable and the Convertible Note.

The Company’s financial assets and liabilities are recognized initially at cost which is the fair value of the consideration given (in the case of assets) or received (in the case of liabilities). Transaction costs (such as debt issuance costs) are included in the initial measurement of all financial assets and liabilities. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value, depending on classification.

The following table sets forth the carrying values and estimated fair values of the Company’s financial assets and liabilities recognized as of March 31, 2006 and 2007. There were no material unrecognized financial assets and liabilities as of March 31, 2006 and 2007.

	Carrying value		Fair value
	2006	2007	2006	2007
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	27,313,746	29,824,914	27,313,746	29,824,914
Time deposit	—	67,688	—	67,688
Available-for-sale investments	18,715,682	14,869,990	18,715,682	14,869,990
Accounts and bills receivable, net	8,446,502	9,535,635	8,446,502	9,535,635
Amount due from a jointly controlled entity	—	41,082	—	41,082

	54,475,930	54,339,309	54,475,930	54,339,309

Non-current financial assets:
Convertible Note	—	5,241,705	—	5,466,126
Interest receivable	—	168,000	—	168,000

Total financial assets	54,475,930	59,749,014	54,475,930	59,973,435

	Carrying value		Fair value
	2006	2007	2006	2007
	US$	US$	US$	US$
Current financial liabilities:
Short-term bank borrowings	37,698	—	37,698	—
Accounts payable	5,075,248	6,279,477	5,075,248	6,279,477
Amount due to a related party	—	4,664	—	4,664

Total financial liabilities	5,112,946	6,284,141	5,112,946	6,284,141

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	Financial instruments (continued)

The carrying amounts of the Company’s cash and cash equivalents, time deposit, accounts and bills receivable, amount due from a jointly controlled entity, accounts payable and amount due to a related party approximate to their fair values because of their short maturities. The estimated fair value of the Convertible Note is based on the discounted value of future cash flows using U.S. Treasury yields adjusted for the differences in country risk premium for bonds traded on The Singapore Exchange for similar type of instruments. The carrying amounts of the Company’s bank borrowings approximate their fair values based on borrowing rates currently available for bank loans with similar terms and maturities.

The Company’s cash and cash equivalents and time deposit are placed primarily with banking institutions with high credit ratings. The Company performs periodic credit standing evaluation of those banking institutions to limit the Company’s exposure to any significant credit risks.

The accounts and bills receivable balances largely represent amounts due from the Company’s principal customers. Receivable balances are monitored on an ongoing basis and the Company’s exposure to bad debts is not significant. The Company does not require collateral for any of its financial assets.

27	Stock compensation

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

In October 2005, the Board of Directors adopted Global-Tech’s 2005 Stock Option Plan (the “2005 Plan”). The 2005 Plan provides for the grant of (i) “incentive stock options” (“ISOs”) within the meaning of Section 422 of the Code; (ii) non-qualified stock options that do not qualify as ISOs (“NQSOs”); and (iii) stock appreciation rights. The total number of shares of common stock for which options may be granted under the 2005 Plan is 1,800,000 shares.

The 1997 plan and 2005 plan (“Plans”) are administered by the Board of Directors or a committee of outside directors appointed by the Board of Directors, who determines the terms of options, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the Plans is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech’s outstanding capital stock, the exercise price of any Incentive Stock Option must not be less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Plans may be established by the Board of Directors, or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to both 1997 Plan and 2005 Plan is 10 years. With respect to any Incentive Stock Option granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech’s outstanding capital stock, the maximum term is 5 years. Shares of common stock distributed under the 1997 Plan and 2005 Plan will be from authorized but unissued shares.

Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period not exceeding 10 years from the date of grant.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	Stock compensation (continued)

On May 10, 2000, Global-Tech offered a voluntary program to exchange up to approximately 991,900 options previously granted at exercise prices ranging from US$8.31 to US$19.00 for a lower number of options at an exercise price of US$6.25 per share. As a result, 914,100 old options were exchanged for 711,175 options with an exercise price of US$6.25 per share. In accordance with FASB Interpretation 44, these 711,175 options, together with the 12,500 options (herein collectively referred to as the “repriced options” granted within six months before or after the date of cancellation of the old options, were subject to variable accounting prospectively and stock compensation expense was adjusted for subsequent changes in intrinsic value. For the fiscal years ended March 31, 2005 and 2006, US$1,247,061 and US$348,162 of the expense were reversed in the consolidated statement of operations. Adoption of SFAS No. 123(R) under the modified prospective transition method requires that equity awards that previously were accounted for as variable awards under APB 25 that were not liabilities under SFAS No. 123(R) would no longer be accounted for as a variable award. For the fiscal year ended March 31, 2007, no share-based compensation was recognized or reversed as all the repriced options were completely vested as of March 31, 2006.

For the fiscal year ended March 31, 2005, no new options were granted and an aggregate total of 36,000 shares with an exercise price of US$6.25 per share were forfeited upon resignation of the relevant participants.

For the fiscal year ended March 31, 2006, Global-Tech granted options to purchase (i) 180,000 shares of common stock to seven employees, 216,030 shares to four directors and 100,000 shares to a consultant with an exercise price of US$3.90 per share under the 1997 Plan on March 31, 2006; and (ii) 313,970 shares to two directors with an exercise price of US$3.90 per share under the 2005 Plan on March 31, 2006. During the fiscal year ended March 31,2006, 347,538 shares of common stock with an exercise price of US$6.25 per share granted to two directors and a consultant were cancelled, 21,500 shares with exercise prices ranging from US$6.25 to US$7.64 per share were forfeited upon the resignation of the relevant participants, and 2,500 shares with an exercise price of US$5.75 per share expired.

For the fiscal year ended March 31, 2007, the Company granted options to purchase 3,000 shares of common stock to three employees and 301,000 shares to five directors with an exercise price of US$3.30 per share under the 2005 Plan on March 23, 2007. During fiscal year 2007, 126,200 shares with exercise prices ranging from US$3.90 to US$8.32 per share were forfeited upon resignation of the relevant participants. Total compensation expense reversal in the SG&A line item in the consolidated statement of operations for the fiscal years ended March 31, 2005 and 2006 was US$1,247,061 and US$233,892, respectively, and total compensation expenses recognized for the year ended March 31, 2007 was US$1,123,577. As a result of adopting SFAS No. 123(R), loss before income taxes and net loss for the fiscal year ended March 31, 2007, were both US$972,426 more than had the Company continued to account for share-based compensation payment under APB 25. Cash flow from operations for the year ended March 31, 2007 was approximately US$972,426 less than had the Company continued to account for share-based compensation under APB 25.

Furthermore, basic and diluted loss per share of common stock for the fiscal year ended March 31, 2007 were approximately US$0.04 more than had the Company continued to account for share-based compensation under APB 25.

Under the 1997 Plan and the 2005 Plan, which expire in ten years, options granted generally vest 25% after the first year of service and ratably each month over the remaining 36-month period.

In fiscal year 2003, Global-Tech also granted options to acquire an aggregate of 284,500 shares of common stock of Global-Tech to certain senior executives and Board of Directors members, which would vest and become exercisable as certain financial performance measures were met. Upon vesting the grantees would be able to exercise such options until they expire in 2014. None of these performance conditions have been satisfied since granted, and therefore, no share-based compensation expense had been recognized.

The expected life of the options is based on the historical data and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcomes. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	Stock compensation (continued)

Changes in outstanding options under both 1997 Plan and 2005 Plan during the fiscal years ended March 31, 2005, 2006 and 2007 are as follows:

	2005			2006			2007
	Options	Range of exercise price	Weighted- average exercise price	Options	Range of exercise price	Weighted- average exercise price	Options	Range of exercise price	Weighted- average exercise price
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Outstanding, beginning of fiscal year	1,473,205	4.55-19.00	6.25	1,391,495	4.55-19.00	6.22	1,830,157	3.90 - 8.32	5.25
Granted	—	—	—	810,000	3.90-7.00	4.09	304,000	3.30	3.30
Cancelled			—	(347,538)	6.25	6.25	—	—	—
Exercised	(45,710)	6.25	6.25	—	—	—	—	—	—
Forfeited/expired	(36,000)	6.25-7.64	7.52	(23,800)	5.75-19.00	7.78	(126,200)	4.55 – 8.32	6.44

Outstanding, end of fiscal year	1,391,495	4.55-19.00	6.22	1,830,157	3.90-8.32	5.25	2,007,957	3.30 – 7.64	4.88

Exercisable, end of fiscal year	1,043,795	4.55-19.00	5.75	1,028,807	3.90-8.32	5.00	1,665,623	3.30 – 7.64	4.44

During the fiscal year 2007, the Company granted an aggregate of 15,000 shares of common stock of the Global-Tech to an employee with an effective grant date of November 6, 2006 of which 3,000 of such common stock will vest and be issued on the first anniversary of the date of the stock grant and 3,000 of such common stock will vest and be issued on the second, third, fourth, and fifth anniversary of the date of the stock grant, respectively.

Changes in outstanding options under both 1997 Plan and 2005 Plan during the fiscal years ended March 31, 2005, 2006 and 2007 are as follows:

	Options outstanding as of March 31, 2007			Options exercisable as of March 31, 2007
	Range of exercise price per option	Weighted-average remaining contractual life	Weighted-average exercise price per option		Weighted-average exercise price per option
Options	US$	(years)	US$	Options	US$
1,034,000	3.30 – 3.90	9.29	3.72	979,166	3.71
677,457	4.55 – 6.25	2.77	5.44	677,457	5.44
296,500	7.60 – 7.64	6.71	7.64	9,000	7.60

2,007,957	3.30 – 7.64	6.71	4.88	1,665,623	4.44

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	Stock compensation (continued)

As of March 31, 2007, there was US$86,501 unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of one year. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectations.

The fair values per option granted during the fiscal year ended March 31, 2007 were estimated on the date of grant using the Black-Scholes option-pricing model to be US$0.9671 to US$1.34, on a weighted-average basis. The fair values of the options granted were estimated on the date of grant using the following assumptions:

	2005*	2006	2007
Risk-free interest rate	—	4.07% - 4.79%	4.48% - 4.51%
Expected dividend yield	—	0%	0%
Expected option life	—	7 years	3 -5 years
Expected stock price volatility	—	50.12% - 51.39%	34.75% - 37.71%

*	No option was granted in the fiscal year 2005.

The weighted-average grant date fair value of options granted during the fiscal years ended March 31, 2006 and 2007 was US$2.12 and US$1.01, respectively.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech’s Registration Statement on Form F-1, SEC File No. 333-8462 (the “Registration Statement”)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

4.1	Commission Agreement between Global-Tech and Eyal Lior. (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham. (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C.K. Sham. (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

4.5	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7	Lease Agreement between Global-Tech and Wing Shing Products Company Limited. (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002. (Incorporated herein by reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12	Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

EXHIBIT INDEX

Exhibit Number	Description of Document

4.13	Supplemental advice letter dated June 1, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.12 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.14	Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

4.16	Supplemental advice letter dated September 30, 2000 from HongkongBank. (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17	Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18	Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.19	Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited. (Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Pentalpha HK Ltd. (Incorporated herein by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.21	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Wing Shing Products (BVI) Co, Ltd. (Incorporated herein by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.22	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd.(Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.23	Credit Facility Agreement dated December 5, 2002 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.23 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.24 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank (Incorporated herein by reference to Exhibit 4.25 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.26	Banking facilities letter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd. and HongkongBank. (Incorporated herein by reference to Exhibit 4.26 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

EXHIBIT INDEX

Exhibit Number	Description of Document

4.27	Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.28	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.28 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.29	Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd. (Incorporated herein by reference to Exhibit 4.29 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.30	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.31	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.32	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.33	Tenancy Agreement dated January 21, 2005 between Rikon Limited and Winway Technology Development Limited. . (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.34	Novation Agreement in respect of 21/F., Citicorp Centre, 18 Whitfield Road, Hong Kong. . (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.35	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. . (Incorporated herein by reference to Exhibit 4.35 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.36	Credit Facilities Agreement dated November 18, 2005 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Limited. . (Incorporated herein by reference to Exhibit 4.36 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.37	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. . (Incorporated herein by reference to Exhibit 4.37 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.38	Credit Facilities Agreement dated March 21, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. . (Incorporated herein by reference to Exhibit 4.38 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.39	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. . (Incorporated herein by reference to Exhibit 4.39 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.40	2005 Stock Option Plan of Global-Tech. . (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.41	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited. (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.42	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co Ltd.*

4.43	Banking Facility Letter dated September 20, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd.*

4.44	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd.*

8.1	List of Subsidiaries.*

11.1	Code of Ethics. (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer. *

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer. *

13.1	Certification by Chief Executive Officer. *

13.2	Certification by Acting Chief Financial Officer. *

15.1	Consent of Independent Registered Public Accounting Firm. – Ernst & Young *

15.2	Consent of Independent Registered Public Accounting Firm. – Ernst & Young *

15.3	Consent of Independent Registered Public Accounting Firm. – Ernst & Young *

15.4	Consolidated Financial Statements of Lite Array Holdings Limited as of December 31, 2005 and 2006 *

15.5	Consent of Independent Registered Public Accounting Firm. – Moore Stephens *

*	Filed Herewith