Form 20-F
period 2008-03-31
GLOBAL TECH APPLIANCES INC
filed 2008-09-30
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                                                      to

GLOBAL-TECH APPLIANCES INC.

(Exact Name of Registrant as Specified in its charter and Translation of Registrant’s Name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, par value $0.01 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

12,908,255 Common Shares, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item that the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

The terms “Global-Tech,” “we,” “the Company,” the “Group,” “us” and “our” as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Appliances Inc., a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms “China,” “Hong Kong” and “Macau” as used in this annual report refer to the People’s Republic of China, the Hong Kong Special Administrative Region of China and the Macau Special Administrative Region of China, respectively.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2008,” for example, refers to the fiscal year ended March 31, 2008.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future,” or variations of such words and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could contribute to differences include, but are not limited to, the following: the impact of competitive products and pricing; demand for new and existing products in our core business; the financial condition of the Company’s customers; product demand and market acceptance especially of our new products; the success of new product development and market acceptance especially in the area of cellular phone components and solutions and for our more technologically complex products; reliance on material customers, suppliers and key strategic alliances; the terms and conditions of customer contracts and purchase orders; availability and cost of raw materials; the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of our manufacturing capacity to higher-value, technology-oriented products; currency fluctuations including, but not limited to, the revaluation of the Chinese Renminbi; the imposition of China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufacturing goods; uncertainties associated with investments; the regulatory environment; the impact of changing global, political and economic conditions; and other risks detailed in “Item 3.D—Risk Factors” and elsewhere in this annual report. We do not undertake to update our forward-looking information, or any other information contained or referenced in this annual report to reflect future events and circumstances.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

A.	Directors and senior management.

Not applicable.

B.	Advisers.

Not applicable.

C.	Auditors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item 3. Key Information.

A.	Selected financial data.

The selected consolidated statement of operations data for the fiscal years ended March 31, 2006, 2007 and 2008 and the selected consolidated balance sheets data as of March 31, 2007 and March 31, 2008 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2004 and 2005 and the selected consolidated balance sheets data as of March 31, 2004, March 31, 2005 and March 31, 2006 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2004		2005 (2)	2006	2007		2008
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$66,901		$41,851	$73,812	$60,291		$105,543
Cost of goods sold	(52,942)		(44,595)	(69,817)	(56,763)		(94,976)

Gross profit (loss)	13,959		(2,744)	3,995	3,528		10,567
Selling, general and administrative expenses	(19,019	)(1)	(16,054)	(18,011)	(12,454)		(12,803)
Other operating income (loss), net	—		(810)	2,380	608		(143)

Operating loss	(5,060)		(19,608)	(13,636)	(8,318)		(2,379)
Interest income, net	834		967	1,223	1,437	(3)	1,704
Other income (expense), net	428		31	(846)	1,728		(1,809)
Gain on disposal of subsidiaries	—		—	—	3,952		—
Share of losses of jointly controlled entities	—		—	—	(187)		(346)

Loss before income taxes	(3,798)		(18,610)	(11,259)	(1,388)		(2,830)
Benefit from (provision for) income taxes	(108)		(33)	23	(144	)(3)	(1,597)

Net loss before minority interests	(3,906)		(18,643)	(11,236)	(1,244)		(4,427)
Minority interests	—		20	13	77		—

Net loss	$(3,906)		$(18,623)	$(11,223)	$(1,167)		$(4,427)

Basic and diluted loss per share of common stock	$(0.32)		$(1.52)	$(0.92)	$(0.10)		$(0.36)

Basic and diluted weighted average number of shares of common stock	12,153		12,215	12,224	12,224		12,226

(1)	Includes provisions of $669,000 against a related party loan and the related interest receivable in fiscal 2004.
(2)	For fiscal 2005, other operating loss of $810,000 representing a contingent loss provision was reclassified from selling, general and administrative expenses to other operating income (loss), net.
(3)	For fiscal 2007, we reclassified interest expense from income tax expense to the “Interest income, net” line item. This interest expense related to uncertain tax position taken by the Company.

	At March 31,
	2004	2005	2006	2007	2008
	(In thousands)
Balance sheet data:
Working capital[1]	$73,672	$58,167	$53,071	$50,559	$43,995
Total assets	122,286	104,013	98,080	100,281	108,725
Net assets[2]	110,033	90,273	79,349	79,380	78,243
Total debt[3]	422	38	38	—	—
Shareholders’ equity	110,033	90,261	79,349	79,380	78,243

[1]	Working capital is the excess of current assets over current liabilities.
[2]	Net assets are the excess of total assets over total liabilities and minority interest.
[3]	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and non-current portion of long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We are required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) to include a management’s report that provides an assessment of the effectiveness of the Company’s internal control over financial reporting beginning with our annual report on Form 20-F for our fiscal year ending on or after December 15, 2007. Further, Section 404 requires that the Company’s external auditor report on effectiveness of the Company’s internal control over financial reporting beginning with our annual report on Form 20-F for our fiscal year ending on or after December 15, 2008. Another extension was granted by the SEC for the external auditor assessment until years ending after December 15, 2009. Although we engaged an external consultant to review our internal control structure and procedures over financial reporting to comply with the requirements of Section 404 (a), there is no assurance that our external auditors will ultimately be satisfied with the effectiveness of internal control over our financial reporting. This could result in a decline of our stock value due to the loss of investors’ confidence in the reliability of our financial statements, and the Company may be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require the commitment of additional financial and management resources.

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and over 90% of the net book value of our total long-lived assets is located there. We sell products to companies based principally in North America, China and Europe. Consequently, our international operations and sales may be subject to the following risks, among others:

•	political and economic risks, including political instability, currency controls and exchange rate fluctuations;

•	changes in import/export regulations;

•	changes in the rate of inflation;

•	changes in tariff and freight rates; and

•	changes in tax rates.

In particular, changes in tariff structures or other trade policies could adversely affect our customers or suppliers or decrease our competitors’ costs of production.

Renminbi revaluation. We sell a significant portion of our products into the U.S. market through our subsidiaries in Hong Kong. These sales are generally denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Although certain raw materials, material components and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, the majority are purchased with Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar at a rate of approximately $7.8 Hong Kong dollars to US$1.0. Until 2006, in the aggregate, we were not significantly affected by exchange rate fluctuations and therefore have not hedged our positions.

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

On July 21, 2005, the PBOC decided to abandon its policy of pegging the Renminbi to the U.S. dollar and instead decided to link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi to 8.11 to the U.S. dollar from 8.28 as the Chinese government took its first step towards a floating currency. During our fiscal 2008 the Renminbi was allowed to appreciate to between 7.0752 and 7.7247 to the U.S. dollar and subsequently it has appreciated to 6.82 as of September 25, 2008 . This currency reform has made China products more expensive for U.S. companies. To the extent our operations are based in China, we are exposed to foreign exchange risk with respect to the Renminbi, which could increasingly negatively impact our financial position and results of operations.

International financial reporting standards. The Company is currently considering whether to adopt IFRS as its external financial reporting standards in its fiscal year ended March 31, 2009. The change in accounting principles from U.S. GAAP to IFRS could materially impact the financial results of the Company. The Company is currently assessing the potential impact of this change on its consolidated financial statements.

Credit terms in the PRC. The Company’s major customers in the PRC are granted credit terms of 120 to 180 days . As a result, we may incur losses to the extent our customers default of their obligation to pay us.

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

Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. In 2001, China was admitted to the World Trade Organization, (“WTO”), and is now entitled to the full trading rights afforded a WTO member country. There can be no assurance, however, that China will continue to pursue and implement favorable economic reform policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice.

The municipal authorities in each township in China have a certain amount of discretion to impose or waive a large number of fees and taxes including value-added tax, stamp duty, licenses and permits. In the Company’s manufacturing location, it is subject to the laws and regulations of the township of Dongguan, Guangdong Province and the PRC. To the extent the government authorities decide to exercise their discretion to increase or impose new fees, our operations could be materially affected.

Changes in the PRC’s labor law. In June 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labour Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which can only be terminated in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. If the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, the Company could incur material cost in severance payment to the employee under this new law. This new law can be expected to exacerbate the adverse effect on the Company’s economic environment and its results of operations and financial condition.

Cancellation or delays in purchase orders placed by our customers. Sales to our customers are primarily based on purchase orders and forecasts we receive. We generally purchase and stock raw materials and components upon receiving orders; however, we will purchase the raw materials and components for certain customers based on their rolling forecasts. When there is an acute shortage of raw materials and components such as plastic resins and metal, we are required to purchase such raw materials on an occasional or continuous basis in the expectation of receiving purchase orders for products that use these raw materials and components. In the event the actual orders are delayed or cancelled, we would have increased inventory levels or possible write-downs of our raw material inventory that could materially and adversely affect our business and results of operations.

Cost and availability of labor. There is an emerging trend of a shortage of supply of migrant workers in China, particularly in Guangdong Province where our factory is located. Both in numbers and in skill, the labor force in China cannot keep up with the current speed of economic development. We have adjusted salaries and fringe benefits in order to attract and retain an adequate labor force. This trend of labor shortages is expected to continue and will likely to result in further increase in wages as companies seek to retain their existing work force. In the coming year, we expect that both a potential shortage of labor and increasing costs will impact our manufacturing operations and which could adversely affect gross margins.

Increase in effective tax rates. The Company is subject to a lower overall effective tax rate than some U.S. domiciled corporations because of the location of its business operations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, China and the United States. Our executive and administrative offices are located in Hong Kong and our manufacturing facilities are in China. Our customers are located primarily in the United States and China. Changes in tax laws could have a material adverse effect on our results of operations. One of our subsidiaries in China, Dongguan Wing Shing Electrical Products Factory Company Limited (“Dongguan Wing Shing”), is subject to income tax at a rate of 27% (24% reduced tax rate and 3% local income tax rate, in the open coastal areas of China). Dongguan Wing Shing houses our manufacturing facilities that incur a significant portion of manufacturing overhead and the finished products manufactured at Dongguan Wing Shing are sold to our other subsidiaries. We believe that application of the full tax rate to Dongguan Wing Shing could have a significant impact on our financial condition and results of operations. In February 2007, a circular issued by the State of Administrations of Taxation of the PRC clarified prior uncertainties related to income and expense allocations between subsidiaries. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited (“Dongguan Lite Array”), which is exempt from income tax for the two-year period commencing with its first profitable year and followed by a 50% exemption for the next three years. Dongguan Lite Array started its first profit-making year for its calendar year ended December 31, 2007. On March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Under the new income tax law, apart from those qualified as high-tech enterprises, most domestic enterprises and foreign invested enterprises would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years. Our former subsidiary in Macau, Pentalpha Macau Commercial Offshore Limited that was liquidated in July 2008, is not subject to taxation in Macau in accordance with Macau tax regulations in the year ended March 31, 2008.

In fiscal 2005, our U.S. subsidiary, Lite Array, Inc, a Delaware corporation, engaged in the trading of raw materials for small molecule organic light emitting diode (“OLED”) technology for our other subsidiaries. The sales amount was immaterial and we subsequently ceased trading OLED products. There should be no taxable income recognized as the sales amount was not sufficient to cover the expenses incurred during the period and there were tax losses carried forward from prior years. At this stage, we do not believe that our current method of operations subjects us to U.S. taxes. There can be no assurance, however, that U.S. taxes could not be imposed on an additional portion of our income. The imposition of material U.S. income taxes could have an adverse effect on our results of operations. Lite Array, Inc. has been dormant since fiscal 2006.

Dependence on major customers. Sales to five major customers accounted for 84.1%, 80.1% and 70.49% of our net sales during each of fiscal 2006, 2007 and 2008, respectively. The Electrolux Group, which was formerly known as The Eureka Company (“Electrolux”) was our largest customer in fiscal 2008 and sales to Electrolux accounted for 43.3% of our net sales in fiscal 2008 compared to 33.5% of our net sales in fiscal 2007. Royal Appliance Manufacturing Company (“Royal”) a major floor care company, continued to be a major customer and sales to Techtronic Industries Limited (“TTI”) group, which includes Royal, accounted for 15.3% of our net sales in fiscal 2008 compared to 32.4% of our net sales in fiscal 2007. Neither Royal, nor Electrolux is contractually obligated to purchase floor care products from us, and we only sell to each of them on the basis of individual purchase orders when received.

On December 17, 2002, TTI and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced a merger with Royal. Since completion of the merger, Royal is operating as a wholly-owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China. During fiscal 2008, the Company requested substantial price increases from TTI to compensate for cost increases we had incurred. TTI did not accept our price increases and thus when the Featherlite and Swivel Glide models, the main products we manufactured, were replaced we were not asked to quote on the new models. Our business with TTI is now be effectively limited to supplying them electric motors and small volume SKUs.

Although the relative percentage of net sales to each of our major customers changes each year, we expect to be dependent on between two to four major customers including major PRC cell phone manufacturers for the foreseeable future. Although we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made pursuant to purchase orders received by us from time to time. Therefore, there can be no assurance of the level of sales to any of these major customers in the future. The loss of any one of our major customers, particularly Electrolux, could have a material adverse effect on our business, results of operations and financial condition.

Increases in cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and are subject to price increases in these raw materials. The plastic resins we use are derived from natural gas liquids, and prices of these plastic resins have fluctuated in line with the fluctuation in natural gas and crude oil prices, as well as the relative capacity, supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. During fiscal 2008, the price of plastic resin increased 14% overall and may continue to increase as a result of the surge in crude oil prices. We have no long-term supply contracts for the purchase of plastic resin, but we generally maintain a 30-day supply. We have limited ability to increase product prices in response to plastic resin or other material cost increases. We closely monitor crude oil prices that normally affect the price of plastic resin and our inventory levels to ensure we can complete our orders on hand. If our reserves are not sufficient for our production requirements, we have to buy plastic resin at potentially higher prices in order to meet our delivery schedules. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our continuing inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins will have a material adverse effect on our business, results of operations and financial condition.

New product category. In 2005, we entered the consumer electronic products business concentrating on display-oriented products. Our subsidiary, Global Display Limited, developed a range of consumer products incorporating high-definition flat panel displays (FPDs) that utilized liquid crystal displays (LCDs), plasma display panels (PDPs), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array had been developing a range of display modules utilizing proprietary OLED technology. Since we had no commercial success in these new product categories and there was no assurance that we would do so in the future, we were required to provide for impairment of our long-lived assets since the carrying amount of our long-lived assets exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. In addition, we had to write-down the value of the related inventories to market value. Any future impairment or write-down of inventory arising from a lack of commercial success in a new product category would have a negative impact on our business and results of operations.

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

Indemnification liability for patent infringement. In contracts relating to original design manufacture (“ODM”) products, we typically agree to indemnify customers for all liabilities, costs, expenses or damages payable by our customers based upon a claim of patent infringement by an ODM product manufactured by us, whether such amount is awarded by a court or agreed to in settlement negotiations. The cost of any such customer indemnity or of responding to any infringement assertion could be significant, regardless of whether the assertion is valid. On behalf of a former customer, we are currently appealing a patent infringement judgment relating to a deep fryer model. See “Item 8.A—Financial Information—Legal Proceedings.” We have recognized a loss contingency arising from this lawsuit which represents our best estimate of the outcome. Based on legal precedent and opinion of counsel we do not believe it is probable that enhanced damages and legal fees demanded by the plaintiff will prevail upon appeal. However, the ultimate outcome of the lawsuit may differ from our estimated loss. An adverse decision in any such legal proceeding could have a material adverse effect on our business, results of operations and financial condition.

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

Product safety. We are responsible for ensuring that our products are safe and satisfy all of the requirements of the consumer products safety commission (“CPSC”) in the U.S. This may also apply to OEM products manufactured by us to customer specifications. In the event of a recall required by the CPSC, our customers may require us to provide replacement conforming units at our cost, which could have a material adverse effect on our business, quality reputation and results of operations.

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

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in the township of Dongguan, Guangdong Province of China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance in the aggregate of approximately $67.9 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $6.4 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Director actions without shareholder approval. Under our memorandum and articles of association and the laws of the British Virgin Islands, our memorandum and articles of association may be amended by our board of directors without shareholder approval. This includes:

•	increasing or reducing our authorized capital;

•	authorizing the issuance of different classes of shares, including preference shares; and

•	increasing or reducing the par value of our shares.

Our ability to amend our memorandum and articles of association by a resolution of directors or a resolution of members could have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders including, but not limited to, a tender offer to purchase our common shares at a premium over then current market prices.

Our status as a foreign private issuer. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). As such, we are exempt from certain of the reporting requirements under the Exchange Act and corporate governance standards of the New York Stock Exchange (“NYSE”). Because of these exemptions, investors are not afforded the same protection or information generally available to investors holding shares in public companies organized in the United States or traded on the NYSE. However, the NYSE does not exempt foreign private issuers from independent audit committee requirements and we are required to disclose any significant ways our current corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. In addition, our Chief Executive Officer must notify the NYSE if one of our executive officers becomes aware of any material non-compliance with any applicable NYSE corporate governance listing standards to the NYSE. Please see “Item 10-Additional Information” for more information.

Reciprocal enforcement of foreign judgments. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

Delisting of our common shares. Our common shares are listed on the NYSE and the Company is subject to certain NYSE continued listing standards. Under the applicable quantitative continued listing standards, the Company would be considered “below criteria” and our common shares would be subject to delisting procedures if, among other things, (i) the Company’s average market capitalization is less than $75 million over a 30 trading-day period and shareholders’ equity is less than $75 million or if (ii) the average market capitalization is less than $25 million over a 30 day trading-day period. Delisting of our common shares could negatively affect the price and liquidity of our common shares and could impair our ability to raise capital in the future. By a letter dated August 18, 2006, the NYSE advised us of the Company’s potential non-compliance with these standards in the future. Since that time, we have received no further notices from the NYSE concerning this issue. The Company cannot provide any assurance that it will be able to continue to satisfy the requirements of the NYSE’s continued listing standards.

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

The address of our principal place of business, and the location of our executive and administrative offices, is 12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong, and the telephone number at that address is (852) 2814-0601. Our e-mail address is investorrelations@global-webpage.com. Our website is located at http://www.global-webpage.com. The information contained on our website does not constitute a part of this annual report.

B.	Business overview.

Effective fiscal 2007, the Company operates in three business segments; home appliances, electronic components and others. “Electronic Components” and “Others” segments, which were previously grouped within the small electrical household appliances in previous years became reportable segments during fiscal 2007, as the Company started to manage them separately due to the increase in the relative size of electronic components segment during fiscal 2007. Segment information in this report with respect to fiscal year 2006 has been restated to reflect this change. The “Others” segment comprises a number of immaterial product line/units and development programs that have not materialized to date into full product businesses, and none of these units has ever individually met the quantitative thresholds for determining a reportable segment.

Home appliance business

Our core business for over thirty years has been designing, manufacturing and selling small electrical household appliances to brand marketers in developed countries. While our products and product categories have changed over time, the total market that we serve remains relatively stable. It is our aim to offer reliable, high-quality Original Equipment Manufacturer (“OEM”) manufacturing as a partner to U.S. and European companies that need to procure finished products from the Far East for competitive reasons, but also need to protect their brands’ reputations.

In our home appliance business, we historically categorized the appliances we manufactured by function. Our current product categories are floor care products and kitchen appliance products. In both categories, and with respect to the individual products within the category, there are major brands and private label brands competing for retail shelf space and consumer purchase. While our home appliance business, as a whole, has remained fairly stable in the developed countries, it is subject to significant shifts in demand for particular product categories and individual products within such categories.

Initially we manufactured personal care products, the least complex category in small electrical appliances. However, by 2001, we began to become less competitive in this product category compared to other Chinese manufacturers that did not have a Hong Kong staff or development programs and we decided to de-emphasize this product category and begin to redirect our efforts. At the same time, we expanded our electric motor expertise and entered the floor care product category. Floor care products require sophisticated and complex manufacturing equipment and processes and we made significant investments to upgrade our facility to meet our customer’s requirements.

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

One of our key strategies that historically aided our business success was our emphasis on Original Design Manufacturing (“ODM”) as an alternative to contract manufacturing. We designed, engineered and tooled our own products and offered them for sale to well-known household appliances companies for sale under their own brand names. This was particularly effective with kitchen appliances since brand marketers could introduce our products to the market with minimum upfront investment on their part and satisfy the retailers’ need for differentiation and novelty. However in recent years with the continuing pricing pressures, maintaining an ODM infrastructure of designers and engineers became cost prohibitive. As a result, unless we know a customer’s particular need for a product, we can no longer afford to allocate the resources needed for engineering, prototyping or tooling. Thus, in our home appliance business, we are now concentrating on being a high quality OEM.

A significant portion of our home appliance sales are made in U.S. dollars. U.S. and European sales for our products accounted for 82.0% and 9.4%, respectively, of our net sales during fiscal 2008, as compared to 73.8% and 15.3%, respectively, of our net sales during fiscal 2007 and 83.5% and 11.6%, respectively, of our net sales during fiscal 2006.

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

Electronic components and technology business

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

As a result of a dramatic decline in prices for flat panel televisions in the U.S. and Europe and our late entry into this venture, we were not successful in securing major customers for our consumer LCD televisions, resulting in our inventory devaluing on a monthly basis. Towards the end of fiscal 2005, we realized that a change of strategy was needed and ceased our commercial efforts with respect to flat panel LCD televisions. During fiscal 2006, we liquidated our remaining flat panel display assets and reduced our workforce. Additionally due to the market prices for OLED displays falling, we decided to revise our OLED strategy. Accordingly, we entered into a joint venture with Anwell Technologies Limited (“Anwell”), a public company in Singapore to develop a more cost effective process for producing OLED equipment rather than just marketing OLED displays.

Between the cessation of the flat panel TV and the redirection of our OLED programs, we took significant impairment charges but dramatically reduced our overhead and development costs, which reduced our fixed and SG&A costs by approximately $4.8 million per annum on an ongoing basis.

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market CMOS (complementary metal oxide semiconductor) camera modules (“CCMs”) and to develop household electronic products incorporating optical systems. In fiscal 2008 our net sales of CCMs had grown to $39 million which represented more than a 200% increase over fiscal 2007 net sales of $12 million.

We believe the opportunity to sell CCMs and other electronic components to cellular phone and PDA manufacturers in the PRC is a promising business for us albeit currently at commodity type margins. At present we source the sensors and lenses so that we can apply our resources to operate a top quality clean room in our manufacturing facility in the PRC for low-cost assembly and concurrently concentrate on product enhancements and differentiation. We continue investing in clean room expansion and equipment since demand continues to grow. We also are developing products that incorporate CCMs for non-telecom applications, our primary focus being on disposable medical instruments for the Chinese market, home do-it-yourself (“D.I.Y.”) applications and security products. All of our customers for electronic components are presently in the PRC or Hong Kong and we sell in U.S. dollars or Renminbi.

Business Strategy

It is our intention to de-emphasize unprofitable product categories with lower profit margins that merely maintain sales volume and to expand into more technologically advanced product categories. Since fiscal 2001, we have endeavored to develop new business opportunities and plan to continue the process of seeking out business opportunities that take advantage of our engineering and design expertise, top quality processes and low-cost manufacturing infrastructure.

Home Appliance Business

Our business strategy is to be the highest quality, efficient manufacturer of complex small electrical appliances as well as being a reliable partner for a few brand marketers. We have invested in a number of core competencies to support our strategy, as well as productivity improvements to try and attain adequate returns.

We are attempting to establish cooperative relationships with our principal customers to save them money and improve their competitiveness. Since our two largest customers are manufacturers themselves we have to prove working with us gives them an economic benefit. We believe this can be done with a combination of the following:

Vertically-integrated, low-cost manufacturing. We maintain our principal production facility in Dongguan, China, which is set up as a vertically-integrated manufacturing operation. We have made a significant investment in sophisticated machinery to create the tooling and components used in the manufacturing process. This machinery, along with the use of relatively inexpensive labor, enables us to produce efficiently many of our components and to assemble these components to create finished products. We also invest where necessary in automation to offset increased labor costs. By locating our manufacturing facilities in close proximity to Hong Kong, we are also able to leverage both the transportation resources and engineering and managerial expertise available in Hong Kong. We believe that our investment in manufacturing machinery, combined with the strategic use of labor and management resources, allows us to provide customers with high-quality, cost effective products in an efficient and timely manner.

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

Expansion of manufacturing capabilities. We invest either directly or indirectly in all the equipment needed to manufacture our products when we entered the floor care. We added electric motor manufacturing to our processes five years ago. We also have built specialty life testing rigs and clean rooms as well as investing in major injection molding equipment to allow us to make large parts.

Cost reduction engineering. We dedicate our limited engineering resources to implementing our customers’ detailed designs and working on cost reduction programs concentrating on process efficiency, material substitution and weight reduction.

Electronic components business

Our strategy for electronic components evolved from our efforts to sell OLED displays to cellular phone manufacturers in the PRC. Our targeted “second tier” customers, however, were more interested in incorporating cameras and video using their existing STN-LCD screens than paying a premium for an OLED screen despite its better performance. We therefore diverted some of our technical resources from our display group and hired experienced process engineers in the PRC to enter the CCM business. Our near term strategy is to produce other components for our existing PRC based CCM customers and to offer contract manufacturing services for printed circuit boards and other subassemblies. Longer term we expect to expand our product line by using sensors in applications other than cell phones, starting with PDA’s and then expanding into non telecom applications such as home security and medical.

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and only available from a few vendors. We have established relationships with a major sensor company that views our PRC based operation as a good partner to access many of the PRC cellular phone manufacturers and other opportunities in the PRC. Additionally we receive technical support from our lens and connector suppliers, which will enable us to expand our product line.

Innovative product development. We research applications for CCMs either as a component or a critical feature of an electronic product. Our main emphasis currently is in developing an auto focus system and higher pixel count CCMs and a disposable medical device for the PRC market.

Superior quality PRC based manufacturing. Utilizing our clean room expertise initially learnt from OLED production, we have been able to produce CCMs with high quality standards, which allows some of our PRC-based customers to purchase CCMs in the PRC rather than importing them from Korea or Taiwan.

Expansion of manufacturing capabilities. We have invested in all of the equipment needed to assemble modules in a Class 1,000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality. We have continued expanding our facility during fiscal 2008 as demand for CCMs continues to grow at a steady rate.

Others

Currently, “Others” consist of the OLED business which is now a jointly-controlled entity with a Singapore listed company, car audio replacement market systems and home security devices incorporating CCMs.

Since the acquisition of Lite Array, we had been active in the development of OLED technology utilizing licensed proprietary single molecule technology. We had built a clean room, acquired a development line and related know-how and started producing OLED display samples for customer evaluation as well as providing them with small quantities of displays from contracted manufacturers in Taiwan and Korea.

However, we subsequently determined that it was unlikely that we could make a return from our investment in OLED due to prices decreasing and the ongoing burden of a minimum royalty structure that we could not recover in our pricing.

As a result, we ceased any immediate plans to manufacture OLED displays using the licensed technology and entered into a venture with Anwell, to develop a more cost effective process for producing OLED equipment rather than just manufacturing OLED displays.

We are in the process of developing consumer products for the home security market that incorporate cameras, optics and recording devices. Our first home security product, the “Intellicorder” was introduced in 2006.

Products

Home appliance business

In our home appliance business, we design and manufacture a number of small electrical household appliances. During fiscal 2006, 2007 and 2008, ODM products accounted for 16.2%, 24.5% and 10.9% respectively, of our net sales in our core business excluding tooling income, with the balance of our net sales being from contract manufacturing performed according to product specifications provided by customers. In fiscal 2008, we produced approximately 3.3 million appliance units including both ODM and OEM products.

The following table reflects our net sales for each significant product category in fiscal 2006, 2007 and 2008:

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)
Product category:
Floor care products	$54,571	$35,906	$56,272
Kitchen appliances	7,316	5,394	2,274
Others (1)	2,982	5,532	6,825

Total	$64,869	$46,832	$65,371

(1)	Includes electric motors for floor care, garment care and travel products, environmental care products, personal and health care products and accessories for each of our product categories as well as tooling income for procurement, design and manufacturing of tooling and molds.

Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 84.1% 76.7% and 86.1% of our net sales in our home appliance business in fiscal 2006, 2007 and 2008, respectively. As a contract manufacturer, our sales in this category have been principally driven by our product quality, testing systems, sophisticated electric motor production, and our tooling and injection molding machinery for large plastic parts which are already in place. We believe that we will continue contract manufacturing for our key customer for the next few years but will continue having difficulty improving margins.

Kitchen appliances. We began manufacturing kitchen appliances in fiscal 1992, and focused much of our ODM design and development efforts in this area over the next ten years. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, and indoor grills. Kitchen appliances represented 11.3%, 11.5% and 3.5% of our net sales in our home appliance business in fiscal 2006, 2007 and 2008, respectively.

During 2001, a number of changes occurred in the kitchen appliance business, which convinced us that the market for many of our kitchen products had changed and that such changes would cease to reward our innovation and development efforts with respect to these products. Accordingly, we decided to concentrate our efforts on manufacturing a smaller number of kitchen appliance products, where innovation (particularly with respect to healthy cooking) was still important, and gradually ceased manufacturing other kitchen appliance products. In the past five fiscal years, our most significant reduction in manufacturing has been in coffeemakers, breadmakers and food steamers. The total sales of these products decreased from $24.0 million in fiscal 2003 to $2.3 million in fiscal 2008. In addition, the bankruptcies of two of our former major customers, Sunbeam Corporation and Moulinex S.A., coupled with the consolidation in the industry and continued demand by mass merchandisers for lower-priced appliance products have led us to accelerate our diversification strategy and ceased development efforts of kitchen appliance products.

As part of our ongoing business relationship, we sell electric motors to TTI for incorporation in floor care products they manufacture in-house and for those models we used to produce for them.

Electronic components

We started manufacturing CCMs early in fiscal 2006 utilizing CMOS sensors in two sizes, 0.3 and 1.3 megapixels. Sales in the balance of fiscal 2006, fiscal 2007 and 2008 were $5.9 million, $12.3 million and $38.9 million respectively. We expect to expand our CCM business by incorporating an automatic focus feature, as well as introducing and offering 2.0 and 3.0 megapixel models in fiscal 2009. Additionally, we plan to develop other components and manufacturing services for our PRC based cell phone customers.

Others

We introduced the “Intellicorder” home security device utilizing our CCM technology in 2006 and sales to our customers in Europe and the US were approximately $nil, $38,000 and $313,000 in fiscal 2006, 2007 and 2008 respectively. We also developed after market car audio and video products in 2007 and sales were approximately $262,000 and $895,000 in fiscal 2007 and 2008, respectively.

Product Design and Development

Our core business has been designing, manufacturing and selling a wide range of small electrical household appliances for brand marketers in developed countries. We are, however, continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. It is our long-term strategy to gradually diversify and transform a portion of our manufacturing facility located in Dongguan in PRC to produce higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong. We have recently redirected our development programs and increased the technical staff in China to streamline and refocus our efforts.

Home Appliance Business

We recently determined that our design and development efforts would be limited to supporting our existing customers’ programs. As the business became more and more commoditized, we could no longer justify the investment needed to support any further independent design or product development efforts and therefore reduced our overall staff during fiscal 2007.

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

Our expenditures for design and development of home appliance products were approximately $1.3 million in fiscal 2006, $0.7 million in fiscal 2007 and $0.5 million in fiscal 2008, and are expected to be at this level going forward.

Electronic Components

The development group for electronic components consists of a small team of software and optical engineers in our office in Shenzhen supported by a large number of process, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our principle sensor supplier for new technology and expanded features.

Our expenditures for design and development of electronic components were $0.1million, $0.2 million and $0.3 million in fiscal 2006, 2007 and 2008, respectively.

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

Our expenditures for design and development for the display business were $0.2 million in fiscal 2006 in subsequent years.

The Company’s subsidiary Lite Array continued its development of manufacturing processes and product designs for OLEDs throughout fiscal 2006. A vacuum deposition system was set up in a clean room in our factory in Dongguan, China and the prototyping line, including the photolithography equipment we acquired from Opsys US Corporation (“Opsys”), was installed. The line has the capacity to produce prototypes for customer product evaluation. Early in fiscal 2007 we entered into an agreement with Anwell Technologies Limited, a Singapore public company, to pool our efforts and resources in developing OLED equipment. We allocated all of our equipment, non-licensed know-how and personnel to the venture in which we have a 30% ownership and both parties decided to operate the venture in our Dongguan facility.

Our expenditure for design and development for OLED, excluding license amortization, was approximately $99,000, $3,000 and $nil in fiscal 2006, 2007 and 2008, respectively.

Our expenditure for car audio replacement market systems and home security devices was approximately $nil, $269,000 and $274,000, in fiscal 2006, 2007 and 2008, respectively.

Manufacturing

We maintain our principal production facility in the township of Dongguan, Guangdong Province, China, within a self-contained 207,300 square meters vertically-integrated manufacturing complex. Vertical integration enables us to manufacture high-quality products cost effectively. It also allows us to emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We have made a significant investment in machinery to create the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enables us to produce efficiently many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic parts, metal and die-casting parts, switches and circuit boards. We also have a multi-faceted coatings line and pad printing capability. We sub-contract the production of certain components either when they can be bought from other suppliers at lower prices or if we do not have the specialized machinery to produce the component or when we can allocate our production capacity more efficiently to alternative tasks. For our home appliance business, we do not generally depend on other manufacturers to provide key parts or accessories.

One of our buildings has been converted into a high-tech facility for our electronic component business operated as Dongguan Lite Array Company Limited (“DGLAD”). Clean rooms of over 3,300 square meters have been constructed. DGLAD has separate management and a workforce experienced in technology manufacturing.

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

Since our CCM manufacturing capacity was constrained throughout fiscal 2008, we expanded our DGLAD clean rooms four times in fiscal 2008 and added surface mount, assembly and testing equipment. We now have in place the capacity to produce up to 3 million CCMs a month and expect to be operating at capacity at certain peak demand periods in fiscal 2009.

We ship our home appliance products primarily free on board (FOB) from ports in Hong Kong and China, with customers generally liable for any losses resulting from the transportation of finished products from the port to their final destination. Title to the goods passes to the customer when the truck is unloaded and the container is accepted by the carrier located in the ports of Hong Kong or China. Transportation of components and finished products between Dongguan, China and port is by truck. Component parts purchased from areas outside Guangdong Province are generally shipped by sea.

We ship our CCM directly to our PRC customers, most of whom are located in Guangdong province or ship to export customers from our warehouse in Hong Kong. Title in the PRC is transferred when the delivery note is “chopped” by the customer. Title for shipments from our warehouse passes when the customer takes physical delivery of the goods.

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

Major Customers

Sales to the TTI including Royal (which sells under the brand name Dirt Devil), amounted to 40.5%, 32.4% and 15.3% of net sales in the three fiscal years ended March 31, 2008. Sales to our other major floor care customer Electrolux started in 2004 and represented 34.1%, 33.5% and 43.3% in the three fiscal years ended March 31, 2008. Decreased sales to Electrolux in fiscal 2005 was due to their holding excess inventory of an older discontinued model on hand and their finalization of the engineering specifications for a new floor care model which we began shipping in late fiscal 2005. However sales to Electrolux recovered to $25.1 million in fiscal 2006, as the new floor care model was successfully introduced and a further new model platform was introduced late in fiscal 2007. Sales of floor care products to our other major customer, TTI and Royal decreased in dollars from $29.9 million or 40.4% of net sales in fiscal 2006 to $19.5 million or 32.4% of net sales in fiscal 2007, and decreased to $16.2 million or 15.4% of net sales in 2008. On December 17, 2002, TTI and Royal, jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced its acquisition of Royal by way of merger. Following the completion of the merger, Royal has operated as a wholly owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China. During fiscal 2008, the Company requested substantial price increases from TTI to compensate us for actual cost increases we had incurred. This was not acceptable to TTI and thus when the two models we manufactured for them were replaced we were not asked to quote on the new models. Effectively our business with TTI will now be limited to supplying their electric motors and small volume models.

Although the relative percentage of sales to each of our major customers changes each year, we expect that in the foreseeable future we will be dependent on one major customer in home appliances and two or three key telecom customers but as our electronic components business matures, we will expand our number of significant customers considerably. While we may enter into contracts with general terms for the purchase of products with certain of our major customers, sales are generally made by purchase orders received by us from time to time without any firm commitment for sales levels over a long-term period.

Marketing

Our marketing for our home small appliance business has been relegated to a basic customer service function concentrating on schedule coordination, logistics and responding to customer requests.

For the electronic component and home electronic products, marketing is designed to give exposure to our innovative, high-quality and cost-effective product and production capabilities. Generally, we emphasize personal contact with our customers and potential customers in our facilities. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better products at lower prices. We believe that innovation is the key for both our customers and us in this regard.

Our CCM business is currently a commodity business with price and production capacity being the main criteria in securing sales. However, if our development programs are successful and result in technical advances, we will be able to market our products to top tier consumer electronic brands in China and improve our profit margins.

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

Competition in the electronic components market is intense as productive capacity comes on line from many companies. However, since the market for cellular phone cameras has expanded in China and continues to grow, we believe we can sell as much as we can produce but not necessarily at attractive or even adequate margins. As we become a more significant supplier to certain large PRC cell phone manufacturers and continue expanding our capacity, we are starting to gain a small competitive advantage which should improve our margins.

Intellectual Property Rights

We currently hold 75 patents, of which one was approved in fiscal 2008. Our patents are registered in various jurisdictions, including the United States, the United Kingdom, China and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

Certain agreements with our ODM customers include indemnification provisions against patent infringement claims relating to such products. Along with a customer, we are currently defending a patent infringement claim relating to one of our deep fryer models, a product line that represented 0.9%, 0.7% and 0.5% of our net sales in fiscal 2006, 2007 and 2008, respectively. See “Item 8.A—Financial Information—Legal Proceedings.” No assurance can be given that this infringement claim will be resolved in our favor or the customer or that other parties will not assert infringement claims against us in the future.

At the time of Lite Array’s acquisition, we also acquired a license for small molecule passive matrix (“PM”) OLED display technology. Under the license, we could use the patents and proprietary technology in our manufacturing and marketing of OLED products and it gave us the right to purchase from the licensor certain patented materials for use in the manufacture of OLED products. However, the licensor did not secure its intellectual property in China which put us at a severe competitive disadvantage with other PRC-based producers. Since the minimum royalty was onerous and our competitors could sell royalty free, we decided to discontinue the use of the licensed technology in fiscal 2006.

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

Conditions in China. China is a socialist state which, since 1949, has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Moreover, economic reforms and growth in China have been more successful in certain provinces than in others and the continuation or increase of such disparities could affect political or social stability. In December 2001, China was admitted to the WTO and was granted the full trading rights of a WTO member country, but is still considered to be a high risk nation for business and investment in the Asian region. Although recently China has permitted greater provincial and local economic autonomy and private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every section of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support the economic reform program that commenced in the late 1970s and possibly to return to the more centrally-planned economy that existed prior thereto, could have a significant effect on economic conditions in China and on our operations. Also, the legal system of China relating to foreign investments is both new and continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances.

On June 29, 2003, HKSAR entered the CEPA, which was implemented on January 1, 2004. Under CEPA, Hong Kong companies can benefit from liberalized measures beyond the scope of China’s commitments in its WTO accession treaty. The arrangement covers three areas: trade in goods; trade in services and trade and investment facilitation. Under CEPA, 90% of Hong Kong domestic exports to China can enjoy zero tariffs. CEPA also opens 18 service sectors to Hong Kong companies. In this respect, China has given Hong Kong an advantage under CEPA in that Hong Kong companies can enjoy more benefits under CEPA compared with the provisions of the WTO. The Arrangement presently has limited direct positive impact on us since most of our products are shipped to overseas customers but it could possibly benefit our electronic components business in the future.

All of our products are currently manufactured in China and over 90% of the net book value of our total fixed assets is located in China. We are a party to agreements with certain agencies of the government of China and we to sell products to entities based principally in the United States and Europe as well as domestic sales in China of CCMs starting from fiscal 2007. International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed on occasion in the United States and certain European countries. Changes in tariff structures or other trade policies could adversely affect us.

Our location in Southern China offers us relatively low overhead and competitive (although higher than the Northern provinces in China) labor rates. The location of our factory in the township of Dongguan, Guangdong Province provides us with the ability to manage factory operations from Hong Kong and facilitates transportation of our products to markets outside China.

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

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of nine of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct marketing, product design and development, administration and other activities in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international political and economic relations.

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

Conditions in Macau. Macau, the jurisdiction of incorporation of one of our former, but now liquidated subsidiaries, was restored to China on December 19, 1999. We established an office in Macau on November 8, 2001, which was closed in fiscal 2007.

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

C.	Organizational structure.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Principal activities	Place of incorporation	Percentage of equity interest held
SUBSIDIARIES:
Global Appliances Holdings Limited	Investment holding	British Virgin Islands	100.0%
Global Display Holdings Limited	Investment holding	British Virgin Islands	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	Manufacturing	China	100.0
Dongguan Lite Array Company Limited	Manufacturing	China	100.0
Global Household Products Limited	Trading	Hong Kong	100.0
Global-Tech USA, Inc.	Investor relations and consulting	United States	100.0
MasterWerke Limited	Investment holding	United States	100.0
GT Investment (BVI) Limited	Investment holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	Management services	Hong Kong	100.0
Pentalpha Medical Limited (Formerly known as Pentalpha Enterprises Limited)	Dormant	Hong Kong	100.0
Pentalpha Hong Kong Limited	Dormant	Hong Kong	100.0
Pentalpha Macau Commercial Offshore Limited	Dormant	Macau	100.0
Wing Shing Overseas Limited	Trading	British Virgin Islands	100.0
Wing Shing Products (BVI) Company Limited	Dormant	British Virgin Islands	100.0
Global Auto Limited	Trading	Hong Kong	70.0
Global Optics Limited	Trading of raw materials and electrical and optical components	Hong Kong	100.0
Winway Technology Development Limited	Dormant	Hong Kong	83.33
Consortium Investment (BVI) Limited	Asset and investment holding	British Virgin Islands	100.0
Global Rich Innovation Limited	Trading	Hong Kong	100.0
Lite Array, Inc.	Dormant	United States	76.75
Global Lite Array (BVI) Limited	Investment holding	British Virgin Islands	76.75
Lite Array OLED (BVI) Company Limited	Dormant	British Virgin Islands	76.75
Global Digital Imaging Limited	Trading	British Virgin Islands	100.0

Global-Tech is a holding company, which does not engage in daily business operations other than owning subsidiaries that design, manufacture and market consumer electrical products worldwide, including (but not limited to) floor care products and electrical components.

GT Investment (BVI) Limited is the immediate holding company of Wing Shing Overseas Limited, Pentalpha Hong Kong Limited, Pentalpha Medical Limited, Global Rich Innovation Limited, Winway Technology Development Limited and Global Household Products Limited.

Consortium Investment (BVI) Limited (“CIBL”) is an immediate holding company of Lite Array Holdings Limited (“LAH”) and Kwong Lee Shun Trading Company Limited. On March 17, 2006, CIBL entered into an agreement with Anwell, a publicly listed company in Singapore, to form a joint venture company which Anwell invested in by purchasing a 70% interest in LAH. LAH is the holding company of Litewell Technology (HK) Limited and Dongguan Litewell (OLED) Technology Limited. LAH and its subsidiaries’ fiscal year end is December 31, which is different from the Company.

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

Penralpha Macau Commercial offshore Limited was liquidated in July 2008.

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

The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 145,000 square meters. Currently we have set up assembly and testing equipment for CCMs and a surface mount technology (SMT) production area in an approximately, 3,300 square meter clean room and also built a clean room for Lite Array. Lite Array has completed the installation of its research and development equipment in its clean room which is now being used by the Anwell joint venture. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043. In fiscal 2004 and 2005, we paid approximately $291,000 for the outstanding land transfer fees for the formal grant of the lease rights.

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

We maintain an office in Shenzhen, for the electronic component business which is managed totally in the PRC, and a development and sales office for the remnants of our display engineering group that is currently focusing on home security and medical products.

The annual rent for the two offices were $42,182 and $46,132 respectively and the leases terminated on April 30, 2008. We leased a new office from April 30, 2008 to April 30, 2014 with total area of 672 square meters at a monthly rent of approximately US$11,000.

Hong Kong

In April 2006, we entered into three renewal lease agreements with Wing Shing Products Company Limited, a company owned by the Sham family with a total area of 25,690 square feet of space leased for our executive offices, administrative group and warehouse at a rate of approximately $167,400 per annum. On April 18, 2008, we entered into a renewal lease agreement with Wing Shing Products Company Limited to lease the same area of 25,690 square feet at an annual rent of approximately $172,000.

All related party leases are at market rates.

Macau

On October 15, 2001, we entered into a 24-month lease for office space on the 15th floor of the Macau Finance Centre, Rua de Pequim 244/246, Macau. The lease expired on October 2003 and was then renewable on an annual basis. The current lease expired on January 14, 2007 and was not renewed since we determined that our buying and selling operation in Macau was no longer needed to support our customers. The total office space was approximately 1,400 square feet and annual rent was approximately $20,100. The Macau office was closed on January 31, 2007.

We believe that our administrative office space in Hong Kong and China will be adequate for the operation of our business for the foreseeable future. We believe that with further utilization of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. The factory is currently utilized at considerably less than full capacity. We anticipate that any further expansion and diversification of our floor care product line or expansion of our CCM business could increase utilization at the Dongguan facility and eventually require us to expand the infrastructure and purchase additional equipment.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal Year Ended March 31, 2008 Compared with Fiscal Year Ended March 31, 2007

We continue to operate in three segments: Home Appliances, Electronic Components and Others. These segments are operated and managed as separate strategic business units that offer different products. These segments are each managed separately because they manufacture and distribute products with different production processes.

Home Appliances segment

	Fiscal Year Ended March 31,
	2006	2007	2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(90.9)	(94.7)	(89.9)

Gross profit	9.1	5.3	10.1
Selling, general and administrative expenses	(10.7)	(9.8)	(7.3)
Other operating income	3.6	—	—

Operating income (loss)	2.0%	(4.6)%	2.8%

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Net sales consist of gross amounts invoiced less discounts. Revenues from product sales are recognized at the time of shipment when title and risk of loss passes. Under the Company’s standard terms and conditions of sale, which are mainly FOB shipment point, title and risk of loss transfer to the customer at the time product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly.

Net sales in fiscal 2008 were $65.4 million up 39.6% from $46.8 million in fiscal 2007. Sales to our largest customer in fiscal 2008, Electrolux, increased $25.5 million to $45.7 million more than offsetting the decline in sales to the TTI group of $3.4 million to $16.2 million. Sales of kitchen appliances in fiscal 2008 declined $3.1 million from the prior year since we are no longer actively pursuing new business for these products.

The increase in sales to Electrolux was primarily due to the impact of a full year’s sales of a product line introduced in the middle of the previous year as well as modest price increases to offset part of our material cost increases.

The TTI group would not accept price increases from us, therefore during the latter part of fiscal 2008 we ceased taking orders for their opening price point (“OPP”) bagged upright vacuum cleaner due to unacceptable margins.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in fiscal 2008 was $6.6 million or 10.1% of net sales, as compared to a gross profit of $2.4 million or 5.2% of net sales in fiscal 2007. The increase in gross margin as a percentage of net sales was primarily due to higher production levels absorbing fixed overhead. We incurred significant material cost increases during the year, some of which were recovered from our customers but also our product mix improved significantly with the reduction in the volume of TTI’s OPP bagged unit and low margin kitchen appliances. Clearly our ability to raise selling prices is severely limited by the availability of other OEM suppliers in China and Korea that are willing to work on lower margins or with lower quality standards than us. In fiscal 2008, our material cost as a percentage of net sales was 75.5% as compared to 78.2% in fiscal 2007. We believe that increases in raw material commodity pricing while significant in fiscal 2008 will continue accelerating in the first half of fiscal 2009 and we will make further attempts to get price increases from our customers.

Direct labor and overhead expenses as a percentage of sales were 4.3% and 10.2% respectively in fiscal 2008. Direct labor and overhead as a percentage of sales were 3.8% and 12.8% respectively in fiscal 2007. Wages rose over $1 million from the prior year both due to increased activity but also to significant wage rate increases. Included in overhead of $6.7 million in fiscal 2008 was depreciation of $2.2 million. Overhead also reflected significant cost increases in fuel and electricity although the Company now only operates energy intensive equipment when electricity is available on the grid (3 – 4 days) rather than self generated. Overhead in fiscal 2007 was $5.9 million but included $2.5 million in depreciation charges. Excluding depreciation, overhead increased approximately 27.6% in fiscal 2008 from the prior year while production rose approximately 49%.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to transportation of finished goods, and salaries for our marketing and technical personnel. SG&A expenses in fiscal 2008 were $4.8 million or 7.3% of our net sales, as compared to $4.6 million, or 9.8% of net sales in fiscal 2007. Shipping, handling or other costs that are incurred for the sales of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2008 and 2007, shipping costs charged to selling expenses were approximately $1.2 million and $0.8 million, respectively.

Due to the pressure on margins we were experiencing in our home appliance business, we determined that our SG&A needed to be reduced. Steps were taken in fiscal 2007 to reduce the technical and marketing staff commensurate with our decision to drop our ODM program for the home appliance business. Additionally, we reduced our administrative costs by not replacing managers and executives that had left the Company and by transferring many functions to China. Our personnel costs in 2008 were $2.0 million and we expected that to remain at a similar level going forward.

The primary components of design and development expenses included in SG&A include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for engineers and designers. In fiscal 2008, total product development expenses were approximately $0.5 million, as compared to $0.7 million in fiscal 2007.

Operating income (loss). In fiscal 2008, we incurred an operating income of $2.0 million, as compared to an operating loss of $2.1 million in fiscal 2007. The loss in fiscal 2007 was mainly due to our gross profit being insufficient to support our SG&A, whereas business activity was sufficient to provide a modest positive operating income in fiscal 2008. Further improvements in operating income, however, will require better gross profit margins.

Electronic components segment

	Fiscal Year Ended March 31,
	2006	2007	2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(90.2)	(90.6)	(89.4)

Gross profit	9.8	9.4	10.6
Selling, general and administrative expenses	(10.9)	(8.5)	(5.5)

Operating income (loss)	(1.1)%	0.9%	5.1%

Net sales. Our net sales include sales of electronic components (primarily CCMs) and tooling income for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable.

The CCM business which constitutes the bulk of our net sales of electronic components was established in mid fiscal 2006, and has expanded rapidly since. Net sales in fiscal 2008 were $39.0 million up over 200% from net sales of $12.3 million in fiscal 2007. The bulk of the sales were 0.3 mega pixel camera modules going to cell phone manufacturers based in China.

Gross profit. Gross profit in fiscal 2008 was $4.1 million or 10.6% of net sales compared to $1.2 million or 9.4% in fiscal 2007. The CCMs and other electronic components businesses are highly competitive with the proprietary technology being maintained by the sensor and lens suppliers thus margins reflect a commodity type business. Direct labor and overhead in fiscal 2008 were 3.2% and 5.6% respectively of net sales compared to 1.9% and 5.7% respectively in fiscal 2007. Both the number of employees and wage rates of direct and indirect labor increased significantly in fiscal 2008 versus the prior year commensurate with the level of business and the need to keep up with prevailing wage rates in the area. Material cost in fiscal 2008 was 80.0% of net sales, a slight decrease from 83.1% in the prior year. Since inception material cost has fluctuated around 80.0% of net sales as prices and sensor costs decrease, and depending on the type of connector required. In such a commodity type environment, volume growth is critical to improving profitability.

Selling, general and administrative expenses. SG&A expenses in fiscal 2008 were $2.1 million or 5.5% of net sales compared to $1.0 million or 8.5% of net sales in fiscal 2007. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. We spent $0.3 million on development programs in fiscal 2008 and do not expect it to increase significantly in fiscal 2009.

Operating income (loss). Operating income in fiscal 2008 was approximately $2.0 million or 5.1% of net sales compared to an operating income of approximately $108,000, or 0.9% in fiscal 2007. The improvement in profitability was due to SG&A rising at a slower rate than sales and gross profit. We believe this trend should continue so long as sales volume continues to grow, despite the commodity nature of the business.

Others segment

Net sales of other products in fiscal 2008 were $1.2 million or 1.1% of consolidated net sales. No item or product was significant. Net sales of other products in fiscal 2007, which were primarily sales of the intellicorders, were approximately $0.7 million or 1.0% of consolidated net sales.

We incurred a small gross loss of approximately of $134,000 in fiscal 2008, compared to a $48,000 gross loss in fiscal 2007.

SG&A expense in fiscal 2008 was $1.2 million up from $1.1 million in the prior year as a new product group for medical products was established near the end of the fiscal year. The remaining SG&A is for our marketing and development group for new product categories and technology including home security and car audio products. Included in SG&A in fiscal 2007 and 2008 was around $0.3 million and $0.3 million respectively in development expenses.

Corporate segment

Selling, general and administrative expenses. Non allocable corporate expenses were $4.7 million in fiscal 2008 compared to $5.8 million in fiscal 2007. Expenses in fiscal 2008 included non cash stock compensation expense of approximately $58,000 compared to $1.1 million in the prior year. The primary components of corporate expenses are legal and professional fees (approximately $1.2 million in fiscal 2008 as compared to approximately $710,000 in fiscal 2007) and the cost of senior management and administrative staff of $2.4 million compared to $2.6 million in fiscal 2007. Corporate expenses in 2008 excluding non cash compensation were level with fiscal 2007 due to reducing our senior management cost, reductions in the administrative staff and lower occupancy costs, offsetting the increase in legal and professional fees.

Other operating income (expenses), net. Other operating expense in fiscal 2008 of $143,000 mainly represents an increase in an accrual for loss contingencies related to legal cases. Other operating income of $608,000 in fiscal 2007 represents an adjustment to legal claims receivable resulting from a successful appeal on the calculation of prejudgment interest.

Interest income, net, other income (expenses) net and share of loss in jointly controlled entity. Minimal interest expense was incurred in fiscal 2008 and fiscal 2007 from utilizing our short term bank credit facilities. Interest income from investments in fiscal 2008 and fiscal 2007 was approximately $1.6 million and $2.0 million respectively. During fiscal 2008 there was a slight decrease in interest rates on the funds invested in low risk financial instruments. In fiscal 2008, we had an average invested fund balance, which includes cash and cash equivalents and short term investments, of approximately $38.2 million, with an average rate of return of 4.2 % as compared to an average invested balance of approximately $45.0 million, with an average rate of return of 4.6% in fiscal 2007. Interest income, net, in fiscal 2008 also reflected a $0.1 million reversal of an accrual for interest expenses on potential income taxes due originally recorded as a $0.6 million expense in fiscal 2007. Other income (expenses), net in fiscal 2008 was approximately a loss of $1.8 million, compared to a gain of $1.7 million in fiscal 2007. In fiscal 2008, the Company incurred foreign exchange losses $1.2 million and penalties in relation to uncertain tax position of $1.0 million. In fiscal 2007, the Company recorded foreign exchange gains of $1.6 million. (See Note 18—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of others income (expense)).

Our loss in LAH and its subsidiaries, jointly controlled entities of the Company, in fiscal 2008 and 2007 represents our 30% share of the development costs of the Litewell OLED venture. (See Note 14—Interests in Jointly Controlled Entities of Notes to Consolidated Financial Statements). LAH and its subsidiaries’ fiscal year end is December 31, which is different from our fiscal year end and such date was used for purposes of preparing our consolidated financial statements. LAH was formed on April 3, 2006, as a result, the loss pick up by us represents only nine months of the operating results of LAH for fiscal 2007 and a full year for fiscal 2008.

Income tax. Our financial statements include a provision for profits tax of approximately $1.6 million in fiscal 2008 and a benefit from income taxes of $0.1 million in fiscal 2007. The significant provision in fiscal 2008 was required due to an evaluation of uncertain tax positions relating to transfer pricing in accordance with FIN 48 at certain of our subsidiaries. Since taxes are assessed at the individual subsidiary level, losses can only be carried forward or back at each subsidiary.

During fiscal 2007, with reference to a circular issued by the State of Administration of Taxation of the PRC on February 28, 2007 and other information available, that classified prior uncertainties related to income and expense allocation between the Company’s subsidiaries, the Company reassessed its tax position and revised its accounting estimate for potential income tax exposure related to its China subsidiaries. The change in accounting estimate resulted in an incremental increase in tax liabilities of approximately US$660,000.

We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income incurred arising in China, where the effective tax rate is 27.0%, and in Hong Kong, where the corporate tax rate is 17.5%, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China was exempted from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. Since January 1, 2004, Dongguan Wing Shing has been subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we believe the full tax rate could have a significant impact on our financial condition or results of operations. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which is also exempted from income tax for a two-year period effective from its profitable year followed by a 50% exemption for the next three years. Dongguan Lite Array has attained its first profitable year in its calendar fiscal year 2007. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We established a subsidiary in Macau, China where we conducted sales, marketing, administration and other activities but it has now been liquidated effective July 2008. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department may challenge the tax position taken by the Company and we may be subject to additional profits tax in Hong Kong. One of the Company’s wholly-owned subsidiaries is currently subject to an audit by the Hong Kong Inland Revenue Department (“HKIRD”). The final outcome of this tax audit is not determinable at this time.

Minority interests. We recorded a share of loss by a minority interest of a subsidiary of approximately $nil and $77,110 in fiscal 2008 and 2007, respectively

Net loss. Net loss for fiscal 2008 was $4.4 million, or $0.36 per share, as compared to a net loss of $1.2 million, or $0.10 per share for fiscal 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal Year Ended March 31, 2007 Compared with Fiscal Year Ended March 31, 2006

Due to the significant growth in our electronic components business in fiscal 2007 and it is now managed and operated in separate facilities with its own dedicated staff, we decided to provide segment information on our business. In previous years we operated in one segment – household electrical appliances. Accordingly, we have provided segment information for prior years that provides information on our core business which is home appliances, our new electronic components business which is primarily camera modules for cell phones and also reflects our display businesses in “Others.” None of these met the requirement for separate disclosure in prior years.

Home Appliances segment

	Fiscal Year Ended March 31,
	2005	2006	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(92.8)	(90.9)	(94.8)

Gross profit	7.2	9.1	5.2
Selling, general and administrative expenses	(16.2)	(10.7)	(9.8)
Other operating income	—	3.6	—

Operating income (loss)	(9.0)%	2.0%	(4.6)%

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Net sales consist of gross amounts invoiced less discounts. Revenues from product sales are recognized at the time of shipment when title passes. Under the Company’s standard terms and conditions of sale, which are mainly FOB shipment point, title and risk of loss transfer to the customer at the time product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly.

Net sales in fiscal 2007 were $46.8 million, down 27.9% from $64.9 million in fiscal 2006. Sales to our largest customer in fiscal 2006, TTI, declined $12.8 million in fiscal 2007 as the older SKUs we manufactured for them lost a number of placements at retail. The decline in sales to TTI was offset to some extent by an increase in sales to Electrolux of $5.0 million due to a full year’s sales of a product introduced in the middle of the previous year. Additionally sales of kitchen appliances declined $1.9 million from the prior year since we are no longer actively pursuing new business for these products.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in fiscal 2007 was $2.4 million or 5.2% of net sales, as compared to a gross profit of $5.9 million or 9.1% of net sales in fiscal 2006. The decline in gross margin as a percentage of net sales was primarily due to lower production levels absorbing fixed overhead and higher material costs, particularly for plastics and copper. Additionally we held our selling prices to our two main floor care customers to remain competitive with other OEM suppliers in China and Korea, despite our cost increases. In fiscal 2007, our raw material cost as a percentage of net sales was 78.2% as compared to 74.5% in fiscal 2006. We believe that increases in raw material commodity pricing while significant in fiscal 2007, will continue accelerating in fiscal 2008 and we will make further attempts to get price increases from our customers. Direct labor and overhead expenses as a percentage of sales were 3.8% and 12.8% respectively in 2007. Direct labor and overhead as a percentage of sales were 3.6% and 12.8% respectively in 2006. Included in overhead of $5.9 million in fiscal 2007 was depreciation of $2.5 million. Overhead in fiscal 2006 was $8.3 million but included $0.5 million in obsolescence charges. Excluding the aforesaid item, overhead decreased approximately 31.6% in fiscal 2007 from the prior year due to lower activity and reduced deprecation.

Selling, general and administrative expenses. The primary components of our SG&A expenses are related to product design and development, transportation of finished goods, and salaries for our marketing and technical personnel. SG&A expenses in fiscal 2007 were $4.6 million or 9.8% of our net sales, as compared to $6.9 million, or 10.7% of net sales in fiscal 2006. Shipping, handling or other costs that are incurred for the sales of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2007 and 2006, shipping costs charged to selling expenses were approximately $0.8 million and $1.1 million, respectively.

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

Other operating income. In fiscal 2007, we did not have any other operating income compared to approximately $2.3 million in fiscal 2006. The income in 2006 included accruing a contingent loss of $4.7 million relating to a potential judgment against one of our subsidiaries, offset by awards of $4.6 million related to a breach of contract claim (See Note 22 – Contingent liabilities of Notes to Consolidated Financial Statements), the awards are currently being hold in an escrow account pursuant to the Court Order for the benefit of our subsidiary, and $2.4 million related to a patent infringement claim adjudicated and finalized in fiscal 2006, payment was also received in fiscal 2006.

Operating income (loss). In fiscal 2007, we incurred an operating loss of $2.1 million, as compared to an operating income of $1.3 million in fiscal 2006. The loss in fiscal 2007 was mainly due to our gross profit being insufficient to support our SG&A, whereas other operating income was sufficient to provide a positive operating income in fiscal 2006.

Electronic components segment

	Fiscal Year Ended March 31,
	2005	2006	2007
Net sales	—	100.0%	100.0%
Cost of goods sold	—	(90.2)	(90.9)

Gross profit	—	9.8	9.4
Selling, general and administrative expenses	—	(10.9)	(8.5)
Other operating income	—	—	—

Operating income (loss)	—	(1.1)%	(0.9)%

Net sales. Our net sales include sales of electronic components (primarily CCMs) and tooling income for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable.

The CCM business which constitutes the bulk of our net sales of electronic components was established in early fiscal 2006, and has expanded rapidly since then. Net sales in fiscal 2007 were $12.3 million, up over 100% from net sales of $5.9 million in fiscal 2006. The bulk of the sales were 0.3 mega pixel camera modules going to cell phone manufacturers based in China.

Gross profit. Gross profit in fiscal 2007 was $1.2 million, or 9.4% of net sales compared to $0.6 million, or 9.8% in fiscal 2006. The CCM and other electronic components businesses are highly competitive with the proprietary technology being maintained by the sensor and lens suppliers thus margins reflect a commodity type business. Direct labor and overhead in fiscal 2007 were 1.9% and 5.7% respectively of net sales compared to 2.2% and 6.2% respectively in fiscal 2006. Material cost in 2007 was 83.1% of net sales, a slight increase from 81.8% in the prior year. Since inception material cost has consistently been between 81% and 85% of net sales depending on what type of connector is required, volume growth is critical to improving profits.

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

Others segment

Net sales of other products in fiscal 2007 were $1.2 million or 2% of consolidated net sales. No item or product was significant. Net sales of other products in fiscal 2006, of which $0.3 million or 4% of consolidated net sales.

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

Corporate segment

Non allocable corporate expenses were $5.8 million in fiscal 2007 compared to $6.1 million in fiscal 2006. Expenses in fiscal 2007 included non cash stock compensation expense of $1.1 million compared to a reversal of non cash stock compensation expense of $0.2 in the prior year. The primary components of corporate expenses are legal and professional fees (approximately $710,000 in fiscal 2007 as compared to approximately $862,000 in fiscal 2006) and the cost of senior management. The decline in corporate expenses excluding non cash compensation from fiscal 2006 of $1.7 million was primarily due to reducing our senior management cost, reductions in the administrative staff and lower occupancy costs.

Other operating income. Other operating income in fiscal 2007 of $0.4 million represented an increase in prejudgment interest on an award we received in a legal case. There was no other operating income in the prior year.

Interest expense, interest income, other income (expenses), net and share of loss in a jointly controlled entity. No interest expense was incurred in fiscal 2007 compared to approximately $55,000 in fiscal 2006 from utilizing our short term bank credit facilities. Additionally, we accrued $627,000 in potential interest expense related to uncertain tax positions ($nil in fiscal 2006). Interest income in fiscal 2007 and fiscal 2006 was approximately $2.0 million and $1.3 million respectively. During fiscal 2007 there was a slight increase in interest rates on the funds invested in low risk financial instruments. In fiscal 2007, we had an average invested fund balance, which includes cash and cash equivalents and short term investments, of approximately $45.0 million, with an average rate of return of 4.6 % as compared to an average invested balance of approximately $47.2 million, with an average rate of return of 2.9% in fiscal 2006. Other income (expenses), net in fiscal 2007 was approximately $1.7 million, compared to a loss of $0.8 million in fiscal 2006. The primary reason for the difference is due to exchange gains in fiscal 2007 compared to losses in fiscal 2006. (See Note 18—Other income (expense), net of Notes to Consolidated Financial Statements.)

Our loss in LAH and its subsidiaries, jointly controlled entities of the Company, in fiscal 2007 represents our 30% share of the development costs of the Litewell OLED venture. (See Note 14—Interests in Jointly Controlled Entities of Notes to Consolidated Financial Statements.) LAH and its subsidiaries’ fiscal year end is December 31, which is different from our fiscal year, end and such date was used for purposes of preparing our consolidated financial statements. LAH was formed on April 3, 2006, as a result, the loss recorded under equity accounting by us represents only nine months of the operating results of LAH.

Income tax. Our financial statements include a benefit of income tax of approximately $144,000 and of approximately $23,000 in fiscal 2007 and 2006, respectively, due to operating losses at some of our subsidiaries. Since taxes are assessed at the individual subsidiary level, losses can only be carried forward or back at each subsidiary.

During fiscal 2007, with reference to a circular issued by the State of Administration of Taxation of the PRC on February 28, 2007 and other information available, that classified prior uncertainties related to income and expense allocation between the Company’s subsidiaries, the Company reassessed its tax position and revised its accounting estimate for potential income tax exposure related to its China subsidiaries. The change in accounting estimate resulted in an incremental increase in tax liabilities of approximately US$660,000.

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

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting standards, adjusted in accordance with relevant PRC income tax and regulations. Our subsidiary in China was exempted from income tax for two years starting from its first profitable year (after utilizing accumulated tax loss carry forwards or a lapse of five years) followed by a 50% exemption for the next three years. Since January 1, 2004, Dongguan Wing Shing has been subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries. For these reasons, we now believe the full tax rate will have a significant impact on our financial condition or results of operations. In fiscal

2004, we established a new subsidiary in China, Dongguan Lite Array, which is also exempted from income tax for a two-year period effective from its profitable year followed by a 50% exemption for the next three years. As of March 31, 2007, Dongguan Lite Array still has not generated any assessable profit. In fiscal 2005, our U.S. subsidiary, Lite Array, engaged in trading of OLED raw materials and components to our other subsidiaries. The sales amount was immaterial. We do not believe there was taxable income as this subsidiary incurred a loss and there was also a tax loss carry forward. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. The trading of OLED raw materials and components was ceased as we have shifted our focus to development of OLED systems. We do not believe that our current method of operations subjects us to U.S. taxes. We have established a subsidiary in Macau, China where we conduct sales, marketing, administration and other activities. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department (“HKIRD”) may choose to assess Hong Kong taxes on any profits generated in Macau.

Minority interests. We recorded a share of loss by a minority interest of a newly acquired subsidiary of approximately $77,110 and $12,592 in fiscal 2007 and 2006, respectively.

Net loss. Net loss for fiscal 2007 was $1.2 million, or $0.10 per share, as compared to a net loss of $11.2 million, or $0.92 per share for fiscal 2006.

B.	Liquidity and Capital Resources.

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2008, we used approximately $7.6 million of cash in our operating activities as compared to approximately $1.7 million generated in fiscal 2007. The decrease in cash flow from operations in fiscal 2008 over fiscal 2007 of $9.3 million is due primarily to our increased not loss and a US$9.3 million increase in receivables from the growing CCM business.

Working capital as of March 31, 2008 was $44.0 million compared to $50.6 million as of March 31, 2007. Cash and cash equivalents and short-term investments declined $13.1 million, inventories increased $3.5 million and accounts and bills receivables increased $12.5 million from the prior year.

During fiscal 2006, we sold $5.0 million of callable deposits at a loss of $350,000 due to rising interest rates affecting principle value. All of our cash is now in very short term safe securities since short-term interest rates provide a reasonable return.

Accounts and bills receivable were $22.1 million at the end of fiscal 2008, compared to $9.5 million at the end of fiscal 2007. Receivables at March 31, 2008 represented 76 days of sales compared to 58 days of sales at March 31, 2007, primarily due to the credit terms extended to our customers. CCM accounts and bills receivable represented 107 days of sales in fiscal 2008 compared to 64 days sales for home appliances. Sales to Electrolux and TTI represented 43.3% and 15.3% of sales, respectively in fiscal 2008. These two floor care customers enjoy the same credit terms and will continue to maintain such terms for the foreseeable future. More importantly our large CCM customers in China are also granted credit terms and as is customary in the PRC, the bills they issue typically mature in excess of 90 days therefore we expect our receivables to continue increasing in fiscal 2009.

During fiscal 2006, we received approximately $2.4 million from an award determined in a U.S. Court and also won a net judgment of $4.6 million (or $5.2 million including interest) which is being held in an escrow account in which we are the beneficiary, pending an appeal of a judgment against a subsidiary of the Company in the amount of $5.0 million. Due to the two latter amounts offsetting, there was no material impact on operations for the last three years from the judgments even though the receipt is certain and the potential payment is uncertain at this time. (See Note 22 – Contingencies to Notes to Consolidated Financial Statements).

Our aggregate capital expenditures during fiscal 2008 and 2007 were $5.9 million and $0.8 million, respectively. Capital expenditures in fiscal 2008 primarily included construction of additional clean room space and purchase of equipment and machinery, most of which was devoted to our CCM program. Our capital commitments as of March 31, 2008 and 2007 were approximately $1,273,325 and $119,379 for the purchase of equipment, primarily for the CCM program.

During fiscal 2004, we made a $5.0 million multi-callable deposit that was due to mature on August 11, 2008. The deposit carried variable interest rates of up to 2.5% per annum. Pursuant to the terms of the multi-callable deposits, we terminated the agreement and received approximately $350,000 which was recorded in other income (expenses), net.

Our revolving credit facilities are with Standard Chartered Bank with an aggregate facilities limit of approximately $4.5 million as of March 31, 2008. The banking facilities provided by Standard Chartered Bank bear interest at floating commercial bank lending rates in Hong Kong. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements but during fiscal 2008, we have utilized US$1,600,311 of the facility in the form of import loans. (See Note 16 – Banking Facilities to Notes to Consolidated Financial Statements.)

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

Inflation. For the last five years inflation in Hong Kong has ranged from 1 to 5.5% (approximately 2.0% during 2007 and 5.3% for the first five months of 2008). Currently inflation in Hong Kong has little effect on our operations as much of the costs are fixed and no wage increases have been given to senior management or executives.

Along with the appreciation of the Renminbi, inflation in China has recently affected the Company significantly. Electricity and labor are now increasing more than 10% per annum and along with the Renminbi appreciation, our labor and power costs have increased over 20% in fiscal 2008 for our U.S. dollar customers. Additionally world wide commodity prices particularly for plastics, steel and packaging have significantly increased our cost of manufacturing home appliances.

Currency and exchange rates. The functional currency of the Company is the U.S. dollar. The functional currencies of our subsidiaries in the locations outside the U.S. are either the respective local currencies or the U.S. dollar. A majority of our sales are denominated in U.S. dollars but we also sell in Chinese Renminbi. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, but the majority are purchased using Hong Kong dollars which is pegged to the U.S. dollar. In prior years, we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions but with the Renminbi now appreciating versus the US dollar we may need to reconsider whether hedging our positions is appropriate. See Note 3(n) of Notes to Consolidated Financial Statements.

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

•

Valuation of property, plant and equipment. We assess impairment periodically for property, plant and equipment when events indicate that future operations will not produce sufficient revenue to cover the related future costs. Impairment losses are recognized when the sum of expected future net cash flows (undiscounted and without interest charges) are less than the carrying amount of the assets and the amount of loss calculated based on the excess of the carrying amount over the fair value of the assets. During the fiscal year ended March 31, 2007 and 2008, an impairment loss of $17,174 and $nil in aggregate was recognized in the consolidated statement of operations for property, plant and equipment.

•

Warranty cost. We estimate our warranty cost for defective products based on various factors including the likelihood of defects, an evaluation of our quality controls over the manufacturing processes, technical analysis, industry information on comparable companies and our history. Based on the above criteria, the Company has accrued a warranty provision of US$235,315 for the year ended March 31, 2008 (2007: nil and 2006: nil). The basis and the amount of the warranty accrual will be reviewed and adjusted periodically based on actual experience.

•

Deferred tax valuation allowance. We account for income taxes under the provisions of SFAS No. 109. and FIN 48. Deferred tax assets are recognized for losses carried forward but we provide a valuation allowance if we believe that these losses are more likely than not to be utilized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for such a valuation allowance. In the event we were to determine that we would not be able to realize any deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made. Likewise, if we later determined that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed. For financial reporting purposes, we established valuation allowances by tax jurisdiction for deferred tax assets, including tax losses carried forward of $7,161,475 and $6,604,699 as of March 31, 2007 and 2008, respectively. The tax losses may be carried forward for 5 years up to an indefinite period, based on the relevant tax jurisdiction. Certain of the losses carried forward begin expiring in 2012. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities based on the technical merits of the tax positions taken and probable outcome of a tax assessment. Based on an evaluation of these uncertain tax positions, we have to estimate the potential income tax expense and any related penalties and interest.

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

•

Contingencies. We account for various uncertain events, or contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” Under SFAS No. 5, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated. Management judgment is required in deciding the amount and timing of any accrual for a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgment or outcomes in any litigation, as well as potential ranges of probable losses.

Recent issues in accounting standards

(i)	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 establishes a framework for measuring fair value under U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and lowest priority to unobservable data, for example, the reporting entity’s own data. Under this statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. This statement will become effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied. The Company is currently evaluating the potential impact of this statement, if any, on its consolidated financial statements.

(ii)	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company is currently evaluating the potential impact of this statement, if any, on its consolidated financial statements.

(iii)	In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39,” (“FSP FIN 39-1”). FSP FIN 39-1 amends certain provisions of FIN 39, “Offsetting of Amounts Related to Certain Contracts” and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The guidance in this FSP is consistent with the Company’s current accounting practice. The Company is evaluating the impact, if any, of the adoption of FSP FIN 39-1.

(iv)	In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R.

(v)	In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

C.	Research and development, patents and licenses, etc.

We spent approximately $1.7 million, $1.1 million and $1.1 million, respectively, on product design and development in each of fiscal 2006, 2007 and 2008. The expense was primarily attributable to the salaries and wages for the technical staff and prototyping and the cost of samples. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview—Product Design and Development and—Intellectual Property Rights.”

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

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2008:

Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years
Capital Commitments (1)	$1,273,325	$1,273,325	—	—	—	—
Operating Lease Commitments (2)	$12,162,760	$290,644	$462,700	$462,700	$462,700	$10,484,016
Loan payable (3)	$1,600,311	$1,600,311	—	—	—	—
Total Contractual Obligations	$15,036,396	$3,164,280	$462,700	$462,700	$462,700	$10,484,016

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	We have various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2043.
(3)	Relating to trust receipt loan for the purchase of property, plant and equipment.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2008 are set forth below:

Name	Age	Position
Kwong Ho Sham	75	Chairman of the Board of Directors
John C.K. Sham (1)	45	President, Chief Executive Officer and Director
Brian Yuen (1)(2)	53	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui (2)(3)	50	Director
Ken Ying-Keung Wong (3)	59	Director
Barry J. Buttifant (3)	63	Director
Kin Shek Leung	44	Acting Chief Financial Officer

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

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

Patrick Po-On Hui has served as a director of Global-Tech since March 2000. Mr. Hui is a practicing attorney who, since June 1988, has been a consultant to, and then a partner of Robin Bridge & John Liu in 2008, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

Ken Ying-Keung Wong has served as a director of Global-Tech since June 2001. Dr. Wong is a medical doctor who, since 1995, has maintained a medical practice in Hong Kong. Dr. Wong previously practiced family medicine in Canada from 1977 to 1995.

Barry John Buttifant has served as a director of Global-Tech since November 2003. He joined the Mission Hills Group (“MHG”) and Hsin Chong Construction Group (“HCCG”) as their Executive Director in February 2008. Prior to joining the MHG and HCCG, he was the Managing Director of Hsin Chong International Holdings Limited (“HCIH”) from December 2004 to December 2007. HCIH is a private limited company which controlled a property construction company, HCCG (which HCIH sold to the MHG in November 2007) and a property management services company, Synergis Holdings Limited. Mr. Buttifant was the Alternate Director for both of these companies. Before joining HCIH, Mr. Buttifant was an Operating Partner of Barings Private Asia Ltd. He also joined Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) in 2001 as the Managing Director and became the Advisor to the broad of directors of Wo Kee Hong from 2002 to 2004. He was the Managing Director of IDT International Limited for over 8 years and had worked for Sime Darby Hong Kong Limited and Polly Peck Far East Limited for more than 11 years in the capacity of Finance Director and Managing Director during the period. Mr. Buttifant has over 30 years of experience in corporate and financial management.

Mr. Buttifant is an independent non-executive director of a number of listed companies in Hong Kong, including Giordano International Limited, Daiwa Associate Holdings Limited and Alltronices Holdings Limited and one NYSE public company, China Nepstar Chain Drugstore Limited.

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Association and the Hong Kong Institute of Directors.

Kin Shek Leung has been our Group Accounting Manager with overall responsibility for the group accounting and finance functions since August 1994. In January 2002, he was appointed to the role of acting Chief Financial Officer.

No family relationship exists among any of our directors and senior management, except for the following:

•	Kwong Ho Sham and John Sham are father and son.

No arrangement or understanding exists between any director or member of senior management and any other person pursuant to which any director or member of senior management was elected to such a position with us.

B.	Compensation.

The aggregate direct remuneration paid to all directors and senior management as a group (7 persons) during fiscal 2008 was approximately $1.5 million (including a housing allowance for two directors). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

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

Ernst & Young was reappointed as our independent auditor for the fiscal year ended March 31, 2008.

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2008, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Brian Yuen is considered not to be independent since he is also a member of management of the Company.

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

At March 31, 2006, 2007 and 2008, we employed 2,383, 2,173 and 3,482 persons, respectively, on a full-time basis. Of our employees at March 31, 2008, 47 were located in Hong Kong and, 3,435 in China. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	2,720
Production management	16
Finance and administration	229
Receiving and warehousing	88
Quality control	250
Production engineering	84
Product design and development	31
Sales and marketing	58
Human resources	6

3,482

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2008, we employed a maximum of approximately 3,435 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

In June 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which can only be terminated in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. If the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this new law can be expected to exacerbate the adverse effect on the Company’s economic environment and its results of operations and financial condition.

E.	Share ownership.

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2008 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	7,555,189	61.8%
Kwong Ho Sham(3)	7,555,189	61.8
John C.K. Sham(4)	8,709,094	71.2
Brian Yuen(5)	513,834	4.2
Barry J. Buttifant(6)	40,000	*
Patrick Po-On Hui(6)	27,884	*
Ken Ying-Keung Wong(6)	15,333	*
Kin Shek Leung(6)	5,800	*
All officers and directors as a group (7 persons)(7)	9,311,946	76.2

*	Less than 1%
#	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after April 1, 2008, but no exercise of options covering our common shares held by any other person.
(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)	Based on a schedule 13G/A filed with the SEC on March 22, 2007, Wing Shing Holdings Company Limited owns 7,555,189 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 44% by Kwong Ho Sham and 56% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(3)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited.
(4)	Includes 7,555,189 shares owned by Wing Shing Holdings Company Limited and 725,000 common shares issuable to John C.K. Sham within 60 days after April 1, 2008 upon exercise of options granted under our 1997 and 2005 stock option plans.
(5)	Includes 461,628 common shares issuable to Brian Yuen within 60 days after April 1, 2008 upon exercise of options granted under our 1997 and 2005 stock option plans. Excludes 7,900 shares owned by the wife and son of Mr. Yuen who decline any beneficial ownership in such shares.
(6)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong, and Kin Shek Leung own less than 1% of the issued and outstanding common shares as of April 1, 2008.
(7)	Includes 7,555,189 common shares owned by Wing Shing Holdings Company and 1,756,757 common shares beneficially owned by or issuable to various officers and directors within 60 days after April 1, 2006 upon exercise of options granted under our 1997 and 2005 stock option plans.

Our directors and senior management do not have different voting rights.

1997 stock option plan. Our 1997 stock option plan was adopted by our Board of Directors in September 1997. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees; and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the Board of Directors, or a committee of directors appointed by the Board, which determines:

•	the terms of options, including the exercise price;

•	the number of common shares subject to the option; and

•	the terms and conditions of exercise.

No option granted under the plan is transferable by the optionee other than by will or the laws of descent and distribution and each vested option is exercisable during the contractual life of the options by such optionee. The exercise price of all ISOs granted under the plan must be at least equal to the fair market value of such common shares on the date of grant. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of our outstanding capital stock, the exercise price of any ISO must be not less than 110% of the fair market value on the date of grant. The term of each option granted under the plan may be established by the Board of Directors, or a committee of the board, in its sole discretion; provided, however, that the maximum term of each ISO granted under the plan is 10 years. With respect to any ISO granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of our outstanding capital stock, the maximum term is 5 years.

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

During fiscal 2008, 2,500 shares were exercised with an exercise price of $3.90. An aggregate of 18,950 shares with an exercise price of $3.90 to $7.64 were forfeited upon the resignation of the relevant participants, and 32,700 shares with an exercise price of $6.25 expired.

The 1997 stock option plan expires on September 17, 2008 and no further grants can be made from this plan after that date.

2005 stock option plan. Our 2005 stock option plan was adopted by our Board of Directors in October 2005. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees; and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the Board of Directors, or a committee of outside directors appointed by the board, which determines:

•	the terms of options, including the exercise price;

•	the number of common shares subject to the option; and

•	the terms and conditions of exercise.

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

The total number of common shares available for options under the plan is 1.8 million shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	On March 31, 2006, 313,970 shares were granted to two directors with an exercise price of $3.90;

•	On March 31, 2007, 266,000 shares were granted to four directors, 35,000 to a consultant and 3,000 to employees all at an exercise price of $3.30; and

•	During fiscal 2008, 1,000 shares with an exercise price of $3.30 were forfeited upon resignation of the participant.

1999 employee stock purchase plan. Our 1999 employee stock purchase plan was adopted by our Board of Directors in January 1999. The plan was approved by our stockholders at our annual meeting of stockholders in March 1999. The total number of common shares which may be granted under the plan is 180,000 common shares. Stock grants may be awarded under the plan to our employees, including officers and directors, and our non-employee directors and consultants in consideration for their service to us. As of March 31, 2008, we have granted, in the aggregate, net of forfeiture, 63,753 common shares under the plan of which 3,000 were granted in fiscal 2008.

The plan is administered by our Board of Directors, or a committee of the board, which determines:

•	the participants to be awarded stock grants;

•	the number of shares subject to each stock grant, or the formula pursuant to which such number will be determined;

•	the date of award and the vesting; and

•	expiration terms applicable to each stock grant.

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

Share compensation. Effective April 1, 2006, the Company adopted the provision of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123 (R)”) and related interpretations in accounting for its employee stock-based compensation plan. Accordingly, stock compensation cost is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option pricing model. The compensation cost is amortized over the vesting period of the options using the straight-line method provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant –date value of the award that is vested at that date. Prior to the adoption of SFAS No. 123 (R), we applied the intrinsic-value-based prescribed in Accounting Principles Board (“APB”) opinion No, 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options.

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

As of March 31, 2007, there was $86,501 unrecognized share-based compensation cost related to share options. The deferred cost was recognized during fiscal 2008. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectations.

We also granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expenses over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of April 1, 2008 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

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

As of August 31, 2008, approximately 33.5%, of our outstanding common shares were held in the United States by 9 holders registered on the books of our transfer agent.

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

Lease and Car Rental Agreements with Related Companies:

•

On April, 2006, we entered into three renewal lease agreements with Wing Shing Products Company Limited, a company owned by the Sham family, for offices and a warehouses with a total area of 25,690 square feet occupied by our executive officers, administrative group and PMC at a rate totaling approximately $167,400 per annum. On April 18, 2008, we entered into a new lease agreement with Wing Shing Products Company Limited to lease the whole area of 25,690 square feet at an annual rent of approximately $172,000.

•

On December 1, 2004, we entered into an amendment of a lease agreement with Kenmore Assets Limited, a company owned by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,100. The rent is at fair market for such a property, which is used to accommodate business visitors from overseas. The lease agreement was renewed for a further two years at the same rate on April 1, 2008. The lease can be terminated by either party by giving one-month’s notice.

•

We rent two company cars from Wing Shing Fat Investment Company Limited and one from Wing Shing Products Co. Ltd. Both companies are owned by the Sham family. Monthly rentals for the three vehicles are approximately $3,500, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicles.

Rental income and management fee income:

•

Rental income of $49,957 and $50,302 was earned for the fiscal year ended March 31, 2007 and 2008, and no rental income was earned for the fiscal years ended March 31, 2006 from a jointly controlled entity. The rental was charged on mutually agreed terms.

•

Management fee income of and $111,992 and $99,582 was earned for the fiscal year ended March 31, 2007 and 2008, from a jointly controlled entity. No management fee income was earned for the fiscal years ended March 31, 2006.

We believe the leases are on terms no less favorable than could have been received from unaffiliated third parties.

Our Policy Concerning Certain Transactions

All transactions with our executive officers and directors must be approved by a majority of our directors who are neither our officers nor employees.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated statements and other financial information.

Our consolidated financial statements for fiscal 2006, 2007 and 2008 have been audited by an independent auditor in accordance with generally accepted auditing standards in the United States of America and the standards of the Public Company Accounting Oversight Board (United States). A consolidated balance sheet is presented for each of fiscal 2007 and 2008 along with a consolidated statement of operations, statement of cash flow and statement of change in shareholders’ equity which are presented for each of fiscal 2006, 2007 and 2008. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitute approximately 57.5% of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 24(b) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

SEB v. Sunbeam v. Pentalpha Enterprises

On March 10, 1998, SEB, S.A. filed a patent infringement suit against Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) in the U.S. District Court for the District of New Jersey. SEB later amended its complaint to add Global-Tech and one of its subsidiaries, Pentalpha Enterprises Limited (“Pentalpha”), as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB concerning a deep fryer model. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against Global-Tech and Pentalpha for breach of an alleged obligation to indemnify Sunbeam from SEB’s patent infringement claims. Global-Tech and Pentalpha moved to dismiss the complaint of SEB for lack of personal jurisdiction. By order dated July 16, 1999, the District Court granted the motion and dismissed the complaint against Global-Tech and Pentalpha. Sunbeam then paid SEB US$2 million to settle its claim. Sunbeam’s third-party complaint against Global-Tech and Pentalpha remained.

On December 15, 1999, Pentalpha asserted counterclaims against Sunbeam in connection with a product supply agreement. In July 2002, after the case had been transferred to the United States District Court for the Southern District of Florida, Sunbeam moved for summary judgment on all claims. By memorandum decision dated February 19, 2003, the District Court granted Sunbeam’s motion insofar as it related to the claim of Pentalpha for fraud in the inducement of the product supply agreement, but denied the motion with respect to the claims of Pentalpha for breach of contract. In addition, the District Court granted Sunbeam’s motion for summary judgment on its claims for indemnity against Pentalpha as to liability, but ruled that a trial was necessary to determine the amount of damages that Sunbeam was entitled to recover on its indemnity claim in addition to the US$2 million Sunbeam previously paid to settle SEB’s claims of patent infringement.

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

On August 12, 2005, the Court of Appeals for the Eleventh Circuit affirmed the judgment of the district court to the extent that Sunbeam appealed from it and to the extent Global-Tech and Pentalpha appealed from it, except that the Court of Appeals remanded the case to the district court for a recalculation of Pentalpha’s prejudgment interest on its verdict for $6.6 million from June 30, 2001, the last date of the relevant product supply agreement. The mandate of the Court of Appeals issued on September 12, 2005. The time for Sunbeam to petition for certiorari to the United States Supreme Court has expired.

Pentalpha moved in the district court for an amended judgment to add the amount of interest to which it is entitled. Sunbeam opposed the motion on the grounds that Pentalpha has not properly calculated the interest to which it is entitled. By amended judgment dated December 12, 2005, the district court awarded Pentalpha prejudgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of Pentalpha as of February 11, 2004 to approximately US$8 million, and leaving unchanged the judgment entered against Pentalpha in favor of Sunbeam. The net judgment in favor of Pentalpha with interest as of March 31, 2006 was approximately US$4.9 million.

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

On June 4, 2007, the district court entered a third amended judgment that awarded Pentalpha’s prejudgment interests from June 30, 2001 until the entry of the second amended judgment, on December 12, 2005, at the interest rates required by Florida law but also awarded Sunbeam pre-judgment interest until December 12, 2005. The post judgment interest for both parties is calculated at 4.35% per annum from the date the amended judgment was entered, December 12, 2005, until paid. On June 16, 2007, Pentalpha filed a notice of appeal to the Court of Appeals to challenge the portion of the judgment in favor of Sunbeam that extends the prejudgment interest until December 12, 2005. Pentalpha filed its brief on appeal on August 25, 2007. Oral argument has not yet been scheduled on Pentalpha’s current, and third, appeal. The outcome of that appeal is uncertain.

On July 13, 2007, Sunbeam wire transferred to the escrow account of Cooper & Dunham, the attorneys for SEB, US$5,461,683.14. Cooper & Dunham has acknowledged receipt of that money and has promised to hold it in an escrow account titled “Cooper & Dunham as escrow agent pursuant to Court order” pursuant to the September 7, 2005 order in the action SEB S.A., v. Montgomery Ward pending in the United States District Court for the Southern District of New York. Sunbeam’s payment of the funds into escrow eliminates its obligation to pay post-judgment interest on the amount that it paid into escrow.

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

Global-Tech and its subsidiary moved on December 3, 2002, for summary judgment on liability on the ground that neither engaged in any conduct that infringed the patent because of the extra-territoriality of their acts and for partial summary judgment on the claim of SEB for lost profits. By decision dated January 5, 2006, the District court denied our motion for summary judgment, meaning that the district court would require a trial to resolve SEB’s claims.

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

In a memorandum opinion and decision dated October 9, 2007, the district court denied all of the Company’s post-trial motions, except that the court reduced the amount of the jury verdict by US$2 million based upon SEB’s receipt of that amount from Sunbeam. The district court also granted SEB’s motion for enhanced damages of US$2.65 million, awarded SEB its attorneys’ fees of US$932,123, and prejudgment interest at the prime interest rate. SEB has submitted a claim for US$1.758 million in prejudgment interest and a supplemental claim for US$254,856 in attorneys’ fees. Pentalpha has disputed the claim for attorney’s fees, but not the calculation of prejudgment interest.

By motion filed October 24, 2007, Pentalpha moved for reconsideration of the award of enhanced damages and attorney’s fees based upon a decision of the Federal Circuit on August 20, 2007 that imposed additional requirements for a finding of willfulness that the Jury did not consider in this case. The Court has not yet resolved this motion, except that it has denied the Company’s request for oral argument.

On January 18, 2008, Pentalpha filed a request with the United States Patent and Trademark Office (“PTO”) to reexamine the SEB patent that is the subject of this action. By communication dated March 3, 2008, the PTO issued a decision that it would reexamine the patent based upon four prior art references that the PTO had not considered in the initial examination or that were presented in a new light. SEB filed a patent owner’s statement on May 3, 2008, arguing that the PTO properly issued the patent. The PTO has not taken any action in the reexamination other than the March 3, 2008 communication.

By letter to the Court dated March 21, 2008, Pentalpha requested a conference to request permission to move for an order staying the action pending a final determination of the PTO on the reexamination. In response to Pentalpha’s request, the Court scheduled a conference on June 27, 2008. At the conference, the district court stated that subject to reviewing certain precedent, it did not intend to grant the motion for a stay and that it did intend to enter judgment in the near future.

No judgment has yet been entered. Pentalpha is preparing to appeal after a final judgment has been entered. The outcome of this action is uncertain.

We have accrued for a loss contingency in respect of this litigation in our consolidated balance sheet as at March 31, 2008 in an amount of US$4.9 million. An adverse decision in the above action relating to attorney’s fees or enhanced damages would have a material adverse effect on our results of operations and financial condition.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the bankruptcy court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the district court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The Court at that time directed the parties to conclude discovery by the end of 2004. Discovery was completed. Simatelex then moved for summary judgment on the grounds that it is not subject to the personal jurisdiction of the New York court and that it did not infringe the design patent because its acts occurred in Asia. Wing Shing Products moved for summary judgment on the ground that Simatelex had infringed the design patent. The district court again stayed the action by order dated April 18, 2005, pending the resolution of the decision of the Court of Appeals for the Federal Circuit in the action Sunbeam v. Wing Shing.

Given the August 24, 2005 decision of the Court of Appeals for the Federal Circuit, the District court by order dated September 14, 2005, lifted the stay and directed that discovery be completed by November 1, 2005.

On November 7, 2005, the parties filed cross-motions for summary judgment on the issue of liability for design patent infringement. The district court heard oral arguments on October 24, 2006.

On March 29, 2007, the district court entered an order denying the motions of Simatelex for summary judgment and granting the motion of Wing Shing Products for a summary judgment on its claim that Simatelex actively induced infringement in violation of 35 U.S.C. § 271(b). A trial on the issue of the monetary recovery of Wing Shing Products was scheduled for October 24, 2007.

The Court adjourned the trial without date, at the request of Simatelex, on the grounds that Sunbeam has claimed, in the action involving the AR Series coffeemaker described below, that Wing Shing’s design patent is invalid.

On May 30, 2008, Wing Shing Products and Simatelex entered into an agreement to settle this action. Pursuant to that settlement agreement, Simatelex promised (i) to pay Wing Shing Products US$1,800,000, (ii) to consent to the entry of a final judgment and permanent injunction restraining further infringements of the design patent and admitting that the design patent is valid and that the AD Series products Simatelex sold infringed it, (iii) to dismiss with prejudice the counterclaim concerning the validity and enforceability of the design patent in the action Wing Shing Products v. Sunbeam Products and (iv) to exchange of releases. Since the execution of that settlement agreement, Simatelex has paid Wing Shing Products the US$1,800,000 in June 2008. The parties have requested that the Court enter the final judgment and permanent injunction, which has not yet occurred.

Wing Shing Products v. Sunbeam Products and Simatelex

On May 9, 2006, our subsidiary filed an action in the United States District Court for the Southern District of New York against Sunbeam Products, Inc. and Simatelex Manufactory Co. Ltd. for infringement of United States Patent Des. No. 348,585 based upon their sale of the coffeemakers designated as the AR Series. Defendants have responded to the complaint and counterclaimed for a declaratory judgment that the patent is invalid. All discovery, including expert discovery, is now complete. Defendants filed their motion for summary judgment on October 5, 2007. By order dated September 17, 2008, the Court denied the motions without prejudice to renewal after the decision of the Federal Circuit in an unrelated case regarding the standard to be applied in design patent infringement cases.

Pursuant to the settlement agreement in the action Wing Shing Products v. Simatelex, Simatelex on May 30, 2008 stipulated to dismiss with prejudice its affirmative defenses and counterclaim concerning the validity of the design patent and stipulated that the design patent was valid and enforceable. The Court so ordered that stipulation on June 4, 2008.

Best Hero Limited v. Pentalpha Hong Kong Ltd.

On October 11, 2004, Best Hero Limited (“Best Hero”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against our subsidiary Pentalpha Hong Kong Limited (“Pentalpha Hong Kong”) for payment of US$4,250,400. The claim relates to two purchase orders issued by Pentalpha Hong Kong on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels at a total purchase price of US$4,620,000. However, the quality of the initial shipment of LCD panels which were paid for was determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that our subsidiary has repudiated the contract and instituted the present legal proceedings to claim for damages. We intend to defend the action on the grounds that we were justified in rejecting the goods for breach of conditions as to description and sample on the part of Best Hero. A Defence and Counterclaim was filed by Pentalpha in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to the Counterclaim on January 11, 2005. The discovery of documents in this action has been completed and the parties are now in the course of preparing their respective witness statements.

In accordance with SFAS No. 5, the Company determined that a loss may be incurred and accordingly, it recognized a contingent loss of approximately US$0.8 million for the fiscal year ended March 31, 2005, representing its best estimate of the likely loss that it will incur. For the fiscal year ended March 31, 2008 and 2007, Pentalpha Hong Kong accrued for additional loss contingencies of approximately US$63,000 and US$46,000, respectively, representing its best estimate of the likely additional loss that it will incur.

Global Display Limited v. Mico Electric (Hong Kong) Limited

On September 9, 2005, Global Display Limited (“Global Display”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against Mico Electric (Hong Kong) Limited (“Mico”) for payment of US$540,000. The claim relates to a purchase contract entered into between the parties on or about November 2004 (“the Contract”) under which Mico agreed to purchase from Global Display 1,500 LCD TVs at a total purchase price of US$540,000. Mico refused to accept delivery of the said 1,500 pieces and alleged that the LCD TVs did not comply with their requirements. It is the position of Global Display that Mico’s refusal to accept delivery of the said LCD TV’s constitutes a breach of the Contract and after taking legal advice, Global Display instituted the present legal proceedings to claim against Mico for the purchase price and/or damages under the Contract. On August 12, 2008, a judgment was entered to award Global Display a total of US$170,577 together with interest at the judgment rate from date of writ until paid. Payment was received in September 2008 and will be reflected in the financial statements in fiscal 2009.

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

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2007 and 2008 were a provision for legal fees of approximately US$60,668 and US$128,411 respectively in relation to certain of the above cases. Unless noted above, we have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

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

	High	Low
Fiscal 2004:
Annual	9.90	4.50

Fiscal 2005:
First Quarter	9.75	7.59
Second Quarter	9.83	8.15
Third Quarter	9.40	7.16
Fourth Quarter	8.95	6.73
Annual	9.83	6.73

Fiscal 2006:
First Quarter	7.20	4.85
Second Quarter	6.24	4.72
Third Quarter	5.13	3.53
Fourth Quarter	4.75	3.64
Annual	7.20	3.53

Fiscal 2007:
First Quarter	3.53	2.72
Second Quarter	4.40	2.96
Third Quarter	3.43	2.57
Fourth Quarter	5.85	2.71
Annual	5.85	2.57

Fiscal 2008:
First Quarter	4.34	2.60

Six Month Period:
August 2008	3.65	2.46
July 2008	3.88	3.31
June 2008	4.02	3.09
May 2008	4.00	2.42
April 2008	3.49	2.85
March 2008	4.04	2.95

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

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

On October 10, 2007, we filed Section 303A Foreign Private Issuer Annual Written Affirmation with the NYSE.

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

Audit committee

The NYSE listing standards require companies to have an audit committee consisting of three independent members of the board if directors governed by a written charter establishing the duties and responsibilities of the audit committee. There is no such requirement under BVI rules. However, we have an audit committee governed by a written charter consisting of three independent directors as defined in Rule 10A-3 of the Exchange Act.

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

Effective April 3, 2006, we sold 70% of Lite Array to Anwell for a $5.6 million convertible note. The transaction resulted in a net gain in fiscal 2007.

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

BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

Under the IBCA of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the IBCA.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the IBCA. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

F.	Dividends and paying agents.

Not Applicable.

G.	Statement by experts.

Not Applicable.

H.	Documents on display.

For further information with respect to us and our common shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to certain of the informational requirements of the Exchange Act and, in accordance with the Exchange Act, file reports and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the following public reference facilities maintained by the SEC:

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

We sell a majority of our products in U.S. dollars and Chinese Renminbi and pay for our materials and components in U.S. dollars, Hong Kong dollars and Chinese Renminbi. We pay labor and overhead expenses in Renminbi, Hong Kong dollars and U.S dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong Government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong. Consequently, the Company has not experienced any currency exchange risk exposure relating to the Hong Kong dollar in the past. This could change in the future if those in Hong Kong who are proposing a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar.

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities had therefore taken their first step towards a floating currency. As of March 31, 2008, the exchange rate was 7.747 and as of September 25, 2008 the exchange rate was 6.8197, a 12.0% appreciation since our fiscal year end. This appreciation will cost U.S. companies more to buy Chinese products. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our manufacturing operations in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 9.4% and 10.1% of our net sales in fiscal 2007 and 2008, respectively. We believe any future appreciation of the Renminbi would result in an increase in our operating costs in China and materially impact our financial results. A 1% appreciation in the Renminbi would increase our operating loss by approximately US$80,000. Our foreign currency exposure in our assets and liabilities were immaterial at March 31, 2008.

Since the Hong Kong dollar is pegged to the U.S. dollar, we might have to bear higher interest expense for any future bank loans if U.S. interest rates were to increase. We currently do not hedge our exposure to floating interest rate risk and have no debt outstanding denominated in currencies other than the U.S. dollar.

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins and various metals. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids, which may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 90-day supply. In the past, we have had limited ability to increase prices to offset plastic resin price increases. Currently, plastic resin prices are increasing significantly due to the international supply and demand for oil and the political instability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these cost increases on to our customers. Our total purchase of plastic resins in fiscal 2006, 2007 and 2008 were $ 13 million, $8 million and $16 million, respectively. If plastic resins prices in fiscal 2008 were to increase on an average of 10.0% from March 31, 2008 prices, and assuming we use the same amount of plastic resins as during fiscal 2008, the additional annual expense to us in fiscal 2009 would be approximately $1.6 million. As of August 31, 2008, resin prices had already increased over 18% from their March 31, 2008 level and our customers have not to date to compensated us in any way for the additional cost.

We also use significant quantities of stainless steel and copper wire. Copper used primarily in our electric motors and wiring has been particularly volatile. The spot price in cent per pound has risen from $135.85 as of March 31, 2004 to $383 as of March 31, 2008. Since our year end copper decreased by 9.6% to $346 as of August 31, 2008.

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

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures

As of March 31, 2008, an evaluation was performed, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon that evaluation and for the reasons stated below, such officers concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) is accumulated and communicated to the Company’s management including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of March 31, 2008 based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that the Company’s internal control over financial reporting is not effective as of March 31, 2008. In making its assessment, management identified a potential material weakness concerning the Company’s internal accounting staff’s understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company intends to retain external consultants and employees who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues.

(c)	Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(d)	Changes in Internal Control over financial reporting

Except as indicated in section (b) above, there were no changes that incurred during the period covered by this Form 20-F, that materially affected, or are likely to affect our internal control over financial reporting.

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

The audit committee is currently comprised of three independent directors, Barry J. Buttifant, Patrick Po-On Hui and Ken Ying-Keung Wong. Mr. Buttifant is the chairman of the audit committee. The board of directors has determined that Barry J. Buttifant meets or exceeds the training, knowledge and requirements for a financial expert (“as defined”) and is thus designated as the Company’s financial expert on the audit committee. We have to file Section 303A Foreign Private Issuer Annual Written Affirmation as required by NYSE to assert the independence of our audit committee members and other matters within 30 days of the date a company files its report on Form 20-F with the SEC.

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

Ernst & Young became our independent auditors in fiscal 2003. Fees payable for the fiscal years ended March 31, 2007 and 2008 to Ernst & Young are detailed below:

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008
Audit fees	$252,564	$276,283
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$252,564	$276,283

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

See pages F-1 through F-55 incorporated herein by reference.

Item 19.	Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 30, 2008

GLOBAL-TECH APPLIANCES INC.

By:	/s/ John C.K. Sham
John C.K. Sham
President and Chief Executive Officer

Audited Consolidated Financial Statements

GLOBAL-TECH APPLIANCES INC.

(Incorporated in the British Virgin Islands with limited liability)

March 31, 2008 and 2007

GLOBAL-TECH APPLIANCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Global-Tech Appliances Inc.

We have audited the accompanying consolidated balance sheets of Global-Tech Appliances Inc. and its subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Appliances Inc. and its subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Hong Kong

September 26, 2008

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2008 AND 2007

	Notes	2008	2007
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4	31,672,585	29,824,914
Time deposit	5	—	67,688
Available-for-sale investments	6	4,419	14,869,990
Accounts and bills receivable, net	7	22,073,653	9,535,635
Inventories	8	12,540,999	9,086,113
Prepaid expenses		212,482	174,422
Deposits and other assets		2,205,087	2,346,349
Legal claims receivable	22	5,614,897	5,395,377
Amount due from a related party	9	28,746	—
Amount due from a jointly-controlled entity	9	57,873	41,082

Total current assets		74,410,741	71,341,570

Interests in jointly-controlled entities	14	—	306,854
Property, plant and equipment, net	10	25,270,919	20,747,180
Land use rights, net	11	2,674,177	2,442,535
Convertible note	13	5,417,403	5,241,705
Deposits paid for purchase of property, plant and equipment		615,460	33,507
Interest receivable		336,000	168,000

Total assets		108,724,700	100,281,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		8,935,551	6,279,477
Loan payable	16	1,600,311	—
Customer advances		636,732	622,797
Accrued salaries, allowances and other employee benefits		2,811,473	2,068,564
Accrual for loss contingencies	22	6,010,044	5,638,328
Other accrued liabilities	15	5,372,596	2,789,061
Amount due to a related party	9	—	4,664
Income tax payable		5,048,663	3,378,753

Total current liabilities		30,415,370	20,781,644

Deferred tax liabilities	19	66,492	119,463

Total liabilities		30,481,862	20,901,107

Commitments and contingencies (notes 21 and 22, respectively)
Shareholders’ equity:
Common stock, par value US$0.01 per share; 50,000,000 shares authorized; 12,908,255 and 12,902,755 shares issued and outstanding as of March 31, 2008 and 2007	17	129,083	129,028
Preferred stock, par value US$0.01 per share; 1,000,000 shares authorized; no shares issued		—	—
Additional paid-in capital		84,222,582	84,154,401
Accumulated deficit		(4,714,141)	(287,028)
Accumulated other comprehensive income (losses)		3,098,761	(122,710)
Less: Treasury stock, at cost, 679,147 shares as of March 31, 2008 and 2007		(4,493,447)	(4,493,447)

Total shareholders’ equity		78,242,838	79,380,244

Total liabilities and shareholders’ equity		108,724,700	100,281,351

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

	Notes		2008	2007	2006
			US$	US$	US$
Net sales			105,543,089	60,290,794	73,812,100
Cost of goods sold			(94,975,910)	(56,762,423)	(69,816,822)

Gross profit			10,567,179	3,528,371	3,995,278
Selling, general and administrative expenses			(12,802,546)	(12,454,368)	(18,010,869)
Other operating income (loss), net			(142,844)	608,244	2,379,964

Operating loss			(2,378,211)	(8,317,753)	(11,635,627)
Interest income, net			1,703,682	1,436,191	1,222,658
Other income (expenses), net	18		(1,809,344)	1,728,337	(846,015)
Gain on disposal of subsidiaries			—	3,951,520	—
Share of losses of jointly-controlled entities			(346,183)	(186,503)	—

Loss before income taxes			(2,830,056)	(1,388,208)	(11,258,984)
Benefit from (provision for) income taxes	19		(1,597,057)	144,397	22,998

Net loss before minority interests			(4,427,113)	(1,243,811)	(11,235,986)
Minority interests			—	77,110	12,592

Net loss			(4,427,113)	(1,166,701)	(11,223,394)

Basic and diluted loss per share of common stock	20		(0.36)	(0.10)	(0.92)

			Number	Number	Number

Basic and diluted weighted average number of shares of common stock	20		12,225,791	12,223,608	12,223,608

			US$	US$	US$

Rental expense paid to related parties (included in selling, general and administrative expenses)	9	(a)	752,232	753,919	755,979
Rental income earned from related parties
(included in other income (expenses), net)	9	(b)	50,302	49,957	—
Management income earned from related parties
(included in other income (expenses), net)	9	(c)	99,582	111,992	—

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Treasury stock	Accumulated other comprehensive income (losses)	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2005	12,902,755	(679,147)	129,028	83,264,716	12,103,067	(4,493,447)	(742,545)	90,260,819
Net loss for the year	—	—	—	—	(11,223,394)	—	—	(11,223,394)
Other comprehensive income (losses):
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	199,290	199,290
• reclassification adjustment for gains, net of losses included in net loss for the year	—	—	—	—	—	—	(116,076)	(116,076)
• foreign currency translation adjustments	—	—	—	—	—	—	462,170	462,170

Total net comprehensive loss								(10,678,010)
Stock compensation expense provided on options granted	—	—	—	112,600	—	—	—	112,600
Stock compensation expense reversed on forfeited options	—	—	—	(346,492)	—	—	—	(346,492)

Balance as of March 31, 2006	12,902,755	(679,147)	129,028	83,030,824	879,673	(4,493,447)	(197,161)	79,348,917
Net loss for the year	—	—	—	—	(1,166,701)	—	—	(1,166,701)
Other comprehensive income (losses):
• share of other comprehensive income of jointly-controlled entities	—	—	—	—	—	—	12,496	12,496
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	117,614	117,614
• foreign currency translation adjustments	—	—	—	—	—	—	(55,659)	(55,659)

Total net comprehensive loss								(1,092,250)
Stock compensation expense	—	—	—	1,123,577	—	—	—	1,123,577

Balance as of March 31, 2007	12,902,755	(679,147)	129,028	84,154,401	(287,028)	(4,493,447)	(122,710)	79,380,244

Net loss for the year	—	—	—	—	(4,427,113)	—	—	(4,427,113)
Other comprehensive income (losses):
• share of other comprehensive income of jointly-controlled entities	—	—	—	—	—	—	39,329	39,329
• release of unrealized gain on available-for-sale investments, net of income tax of nil, upon disposal	—	—	—	—	—	—	(192,894)	(192,894)
• unrealized loss on available- for-sale investments, net of income tax of nil	—	—	—	—	—	—	(183)	(183)
• foreign currency translation adjustments	—	—	—	—	—	—	3,375,219	3,375,219

Total net comprehensive loss								(1,205,642)
Shares issued on exercise of options	2,500	—	25	9,725	—	—	—	9,750
Shares issued to an employee	3,000	—	30	1,969	—	—	—	1,999
Stock compensation expense	—	—	—	56,487	—	—	—	56,487

Balance as of March 31, 2008	12,908,255	(679,147)	129,083	84,222,582	(4,714,141)	(4,493,447)	3,098,761	78,242,838

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

	2008	2007	2006
	US$	US$	US$
Cash flows from operating activities:
Net loss	(4,427,113)	(1,166,701)	(11,223,394)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interests in losses of subsidiaries	—	(77,110)	(12,592)
Amortization	63,056	59,116	404,028
Depreciation	3,037,662	3,413,658	4,345,648
Accretion of convertible note discount	(175,698)	(168,173)	—
Gain on disposal of subsidiaries	—	(3,951,520)	—
Share of losses of jointly-controlled entities	346,183	186,503	—
Loss on disposal of property, plant and equipment	17,386	97,997	8,477
Loss on disposal of a callable deposit	—	—	349,599
Provision for impairment of property, plant and equipment	—	17,174	783,802
Provision for impairment of license	—	—	1,861,640
Loss on disposal of available-for-sale investments, net	—	—	141,251
Allowance for doubtful accounts, net	81,889	3,173	—
Provision for (reversal of) stock compensation expense on options granted, net	56,487	1,123,577	(233,892)
Employee benefits on shares issued to an employee	1,969	—	—
Deferred tax expense (benefit)	(52,983)	80,967	(104,998)

Changes in operating assets and liabilities:
Accounts and bills receivable, net	(11,766,542)	(872,029)	(1,251,608)
Prepaid expenses	(28,529)	84,594	349,025
Deposits and other assets	253,366	(605,015)	45,244
Legal claims receivable	(219,552)	(853,752)	(4,577,186)
Amount due from a related company	(28,746)	—	—
Amount due from a jointly-controlled entity	16,791	41,082	—
Inventories	(2,582,189)	1,646,669	3,275,746
Interest receivable on a convertible note	(168,000)	(168,000)	—
Accounts payable	2,341,377	1,079,664	(182,757)
Accrued salaries, allowances and other employee benefits	610,266	146,058	245,113
Other accrued liabilities	1,675,475	223,970	347,461
Accrual for loss contingencies	347,828	213,211	4,654,134
Amount due to a related party	(4,664)	4,664	—
Income tax payable	2,573,623	295,880	31,806
Exchange adjustments	388,188	862,735	—

Net cash provided by (used in) operating activities	(7,642,470)	1,718,392	(743,453)

continued/…

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

	2008	2007	2006
	US$	US$	US$
Cash flows from investing activities:
Decrease in a loan to a director	—	—	76,667
Proceeds from disposal of property, plant and equipment	772	70,331	45,112
Deposits paid for purchase of property, plant and equipment	(615,460)	(33,507)	—
Purchases of property, plant and equipment	(3,689,744)	(560,110)	(1,426,271)
Increase in land use rights	(47,273)	(205,300)	(1,811)
Decrease in restricted cash	—	—	430,974
Decrease (increase) in a time deposit	67,688	(67,688)	—
Decrease in a callable deposit	—	—	4,650,000
Proceeds from disposal of available-for-sale investments	14,672,506	37,973,452	78,265,013
Purchases of available-for-sale investments	—	(34,071,106)	(63,062,750)

Net cash provided by investing activities	10,388,489	3,106,072	18,976,934

Cash flows from financing activities:
Capital contribution by minority shareholders	—	76,781	—
Repayment of short-term bank borrowings	—	(37,595)	—
Proceeds from stock options exercised	9,750	—	—

Net cash provided by financing activities	9,750	39,186	—

Effect of foreign exchange rate changes on cash	(908,098)	(2,352,482)	289,671

Net increase in cash and cash equivalents	1,847,671	2,511,168	18,523,152
Cash and cash equivalents at beginning of fiscal year	29,824,914	27,313,746	8,790,594

Cash and cash equivalents at end of fiscal year	31,672,585	29,824,914	27,313,746

Supplemental disclosure information:
Cash paid for interest expense	24,158	317	55,435
Cash paid for tax expense	19,868	103,655	77,512
Supplemental schedule of non-cash activities:
Disposal of subsidiaries in exchange for a convertible note	—	5,073,532	—
Non-cash acquisition of property, plant and equipment	1,600,311	—	—

The accompanying notes are an integral part of the consolidated financial statements

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Global-Tech Appliances Inc. (“Global-Tech”), an investment holding company, which does not directly engage in other business operations, was incorporated in the British Virgin Islands on May 2, 1991. Global-Tech and its subsidiaries are hereinafter collectively referred to as the “Company”. Through its various subsidiaries, the Company is a manufacturer of consumer electrical products, including, but not limited to, floor care products and small household appliances, and electronic and optical components. The Company's manufacturing operation is located in Dongguan, the People’s Republic of China (the “PRC”). The Company’s products are sold to customers primarily in the United States of America (the “U.S.A.”), Europe and Mainland China.

The common stock of Global-Tech is listed on the New York Stock Exchange under the symbol “GAI”.

2.	SUBSIDIARIES

Details of Global-Tech's subsidiaries as of March 31, 2008 were as follows:

Name	Place of incorporation/ registration	Percentage of equity interest held	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100	Investment holding

Global Display Holdings Limited	British Virgin Islands	100	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100	Provision of management services

Global Rich Innovation Limited	Hong Kong	100	Trading of raw materials and household appliance products

Wing Shing Overseas Limited	British Virgin Islands	100	Trading of raw materials and household appliance products

Pentalpha Macau Commercial Offshore Limited (“PMA”)*	Macau	100	Dormant

* PMA was liquidated subsequent to the balance sheet date, on July 2, 2008.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

2.	SUBSIDIARIES (continued)

Details of Global-Tech's subsidiaries as of March 31, 2008 were as follows: (continued)

Name	Place of incorporation/ registration	Percentage of equity interest held	Principal activities
GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding

Consortium Investment (BVI) Limited (“CIBL”)	British Virgin Islands	100	Asset and investment holding

Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical components

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Manufacturing of household appliance products

Dongguan Lite Array Company Limited (“DGLAD”)	PRC	100	Manufacturing of electronic and optical components

Global Auto Limited	Hong Kong	70	Trading of car audio products

Global Household Products Limited	Hong Kong	100	Trading of raw materials and household appliance products

Winway Technology Development Limited	Hong Kong	83.33	Dormant

Pentalpha Medical Limited (formerly known as Pentalpha Enterprises Limited)	Hong Kong	100	Dormant

Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100	Dormant

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

2.	SUBSIDIARIES (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2008 were as follows: (continued)

Name	Place of incorporation/ registration	Percentage of equity interest held	Principal activities
Global-Tech USA, Inc.	State of Delaware, U.S.A.	100	Provision of investment-related services

Global Digital Imaging Limited	British Virgin Islands	100	Trading of raw materials and digital products

MasterWerke Limited	State of Delaware, U.S.A.	100	Investment holding

Wing Shing Products (BVI) Company Limited	British Virgin Islands	100	Dormant

Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding

Lite Array OLED (BVI) Company Limited	British Virgin Islands	76.75	Dormant

Lite Array, Inc.	State of Delaware, U.S.A.	76.75	Dormant

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. The fiscal year end date of Lite Array Holdings Limited (“Lite Array Holdings”) and its subsidiaries is December 31. There have been no significant transactions in Lite Array Holdings and its subsidiaries, which would materially affect the Company’s financial position and results of operations during the period from Lite Array Holdings' fiscal year end date to March 31, 2008.

All significant intercompany balances and transactions between group companies have been eliminated on consolidation.

(c)	Use of estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regard to these consolidated financial statements include, but are not limited to, useful lives of property, plant and equipment, provision for impairment losses, provision for inventory obsolescence, allowance for doubtful accounts, provision for employee benefits, provision for warranty, benefit from (provision for) uncertain income tax positions, valuation allowance for deferred tax assets, assumptions used for the valuation of options to purchase Global-Tech’s common stock, provision for loss contingencies and measurement of fair values of financial instruments. Actual results could differ materially from those estimates.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdraw and use, and other investments that are readily convertible into cash and have original maturity of three months or less.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Investments

Debt and equity investments in available-for-sale investments are stated at fair value. Unrealized holding gains or losses, net of tax, on available-for-sale investments are reported in accumulated other comprehensive income (losses), a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale investments are included in gain (loss) on disposal and impairment, respectively, in the consolidated statements of operations. Gains or losses on sale of investments and amounts reclassified from accumulated other comprehensive income (losses) to earnings are computed based upon specific identification. Interest or dividend income on securities classified as available-for-sale investments is included in interest income or dividend income, respectively.

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

When determining whether an impairment of investments exists or a decline in value of an available-for-sale investment is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for the investment. Such information may include the investment's financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the current and expected financial conditions of the investment's issuer, and the Company's investment intent. A sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment.

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity. The Company's investment in a jointly-controlled entity for which it, not being the major owner of the entity, but has the ability to exercise joint control, is accounted for using the equity method. Under the equity method, the Company's proportionate share of the jointly-controlled entities’ net income or loss and amortization of any identifiable intangibles arising from the investment is included in "Share of income (losses) of jointly-controlled entities".

All other investments for which the Company does not have the ability to exercise joint control or significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the investee’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting and any impairment is included in the consolidated statement of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overhead costs.

(g)	Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after an item of property, plant and equipment has been put into operation, such as repairs and maintenance, is normally charged to the consolidated statement of operations in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset. Depreciation is calculated on the straight-line basis at annual rates over the asset’s estimated useful life.

The principal annual rates used for this purpose are as follows:

Annual rate
Leasehold improvements	Over the shorter of the lease terms or the estimated useful life
Buildings	4.5%
Plant	4.5%
Machinery	10%
Molds	20% - 33%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

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

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Construction in progress

Construction in progress represents property, plant and equipment under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises the direct costs of construction, installation and other costs in making the asset ready for its intended use. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

(i)	Impairment of long-lived assets

The Company evaluates long-lived assets, such as property, plant and equipment or asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will have impact on the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over its fair value.

(j)	Revenue recognition

The Company recognizes revenues in accordance with the Securities and Exchange Commission (the “SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, which requires that four basic criteria must be met before revenue can be recognized: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Net sales represent the gross invoiced amount, net of discounts, and are recognized when goods are shipped and title has passed.

Under the Company’s standard terms and conditions, which are mainly Free On Board shipping point, title and risk of loss are transferred to the customer at the time the product is delivered to the customer’s freight forwarder.

Deposits or advance payments from customers prior to delivery and passage of title of merchandise are recorded as customer advances.

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales of goods and is payable by the purchaser. Revenue is recognized net of all value-added tax imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Advertising costs

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer's purchase of goods, and are charged to the consolidated statement of operations as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$22,572, US$11,469 and US$58,693 for the fiscal years ended March 31, 2008, 2007 and 2006, respectively.

(l)	Design and development costs

Design and development costs primarily relate to the cost of samples and prototypes and salaries of our engineers.

The Company expenses all design and development costs when incurred. Included in SG&A expenses line item in the consolidated statement of operations were design and development costs of US$1,075,556, US$1,125,817 and US$1,708,872 for the fiscal years ended March 31, 2008, 2007 and 2006, respectively.

(m)	Shipping and handling costs

In accordance with Emerging Issues Task force Issue (“EITF”) 00-10 “Accounting for Shipping and Handling Fees and Costs”, shipping and handling fees billed to customers are classified in net sales in the consolidated statement of operations. Any shipping and handling costs incurred by the Company associated with the sale of products are included in SG&A on the consolidated statement of operations. During the fiscal years ended March 31, 2008, 2007 and 2006, shipping and handling costs charged to SG&A were US$1,159,569, US$855,644 and US$1,213,390, respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2008, 2007 and 2006, inbound freight costs charged to cost of goods sold were US$340,938, US$337,341 and US$597,384, respectively. Other related costs are included in manufacturing overheads.

(n)	Foreign currencies

The functional currency of Global-Tech is the U.S. dollar. Each subsidiary within the Company determines its own functional currency in accordance with SFAS No. 52 “Foreign Currency Translation”. Transactions denominated in foreign currencies are translated using the exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rates in effect at the balance sheet date with any foreign exchange gains or losses recorded in the consolidated statement of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Foreign currencies (continued)

On consolidation, the financial statements of the subsidiaries are translated into the reporting currency of the Company, the U.S. dollar, in accordance with SFAS No. 52, “Foreign Currency Translation”, at rates of exchange in effect at the balance sheet date for assets and liabilities, and at the average rates of exchange during the year for income and expense items. Translation differences arising therefrom are credited or charged to the accumulated other comprehensive income (losses) account.

(o)	Income taxes

The Company accounts for income tax using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

Effective from April 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109” (“FIN48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxation authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Company’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Company’s accumulated deficit as of April 1, 2007.

The Company recorded its possible interest and penalties due to any underpayment of income taxes, if and when required, in interest expense and other expenses, respectively.

(p)	Stock compensation expenses

Effective from April 1, 2006, the Company applied the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) and related interpretations in accounting for its employee stock options plans. Accordingly, stock compensation cost is measured at the date of grant, based on fair value which is estimated using the Black-Scholes option pricing model. The compensation cost for share-based awards with service conditions is amortized over the vesting period of the awards using the straight-line method provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Stock compensation expenses (continued)

The Company accounts for stock options granted to a counterparty other than an employee in accordance with Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Fair value of the equity instruments is recognized on the measurement date which is the earlier of (i) a commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the counterparty’s performance is completed.

As permitted by SFAS No. 123(R), the Company has elected to apply the “modified prospective” transition method, in which compensation cost is recognized beginning with the effective date based on the requirements of SFAS No. 123(R) (i) for all share-based payments granted after the effective date and (ii) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remained unvested on the effective date.

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic-value-based method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations in accounting for employee stock options. The Company has determined pro forma net loss and loss per share information as if the fair value method described in SFAS No.123(R) had been applied to its employee stock-based compensation prior to the adoption of SFAS No.123(R). The pro forma effects on net loss and loss per share for the fiscal year ended March 31, 2006 are as follows:

Year ended March 31, 2006
US$
Net loss, as reported	(11,223,394)

Deduct: Reversal of stock compensation expense included in net loss under APB Opinion No. 25	(233,892)

Deduct: Total stock compensation expense determined under the fair value method for all awards, net of income tax of nil	(574,837)

Pro forma net loss	(12,032,123)

Loss per share:
Basic – as reported	(0.92)
Basic – pro forma	(0.98)

Diluted – as reported	(0.92)
Diluted – pro forma	(0.98)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Retirement costs

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

Assets leased out under operating leases are included in “Property, plant and equipment” in the consolidated balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned items of property, plant and equipment. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.

(s)	Earnings (loss) per share

Earnings (loss) per share is computed in accordance with SFAS No. 128, “Earnings Per Share”. Under the provision of SFAS No. 128, basic earnings or loss per share of common stock is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of shares of common stock outstanding during the year. Diluted earnings or loss per share of common stock reflects the potential dilution that could occur if securities or other contracts/arrangements to issue shares of common stock were exercised or converted into shares of common stock. Common equivalent shares, comprised of incremental shares of common stock issuable upon the exercise of stock options, are included in diluted earnings or loss per share if they have a dilutive effect by application of the treasury stock method.

(t)	Accounts and bills receivable and allowance for doubtful accounts

Accounts and bills receivable are carried at their original invoiced value less an estimate made for uncollectible amounts. The Company does not charge interest on accounts receivable. The Company reviews the aged analysis of accounts and bills receivable on a regular basis. Allowance for doubtful accounts is made for those amounts overdue for more than one year from the contractual terms or to the extent that collection is considered to be doubtful. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against the allowance for doubtful accounts.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Treasury stock

The Company accounts for the acquired shares of its own capital stock (“treasury stock”) in accordance with Accounting Research Bulletin (“ARB”) No. 43, Chapter 1B and APB Opinion No. 6. The cost of the acquired treasury stock is shown as a deduction from shareholders’ equity. Gains on sale of treasury stock not previously accounted for as constructively reissued are credited to additional paid-in capital while losses are charged to additional paid-in capital to the extent that previous net gains from the sale or retirement of the same class of stock are included therein, otherwise the loss should be charged to retained earnings/accumulated deficit.

(v)	Comprehensive income (losses)

The Company applies SFAS No. 130, “Reporting Comprehensive Income” which establishes guidance for the reporting and display of comprehensive income (loss) and its components. Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to the shareholders. Total net comprehensive income (loss) includes net income or loss for the year as well as additional other comprehensive income (loss). The Company’s other comprehensive income (loss) consists of the Company’s share of other comprehensive income of jointly-controlled entities, unrealized gains and losses on available-for-sale investments and foreign currency translation adjustments, all recorded net of tax.

(w)	Loss contingencies

The Company makes provision related to loss contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with the Company’s general counsel, that adequate reserves have been provided for all known loss contingencies, the ultimate result will depend on the resolution of the uncertainties. Therefore, actual results may differ from such estimates and the difference may be material.

(x)	Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business in three segments. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Warranty cost

The Company estimates its warranty provision for defective products based on various factors including the likelihood of defects, an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above consideration, the Company has accrued for warranty costs of US$235,315 for the year ended March 31, 2008 (2007: nil and 2006: nil). The basis and the amount of the warranty accrual will be reviewed and adjusted periodically based on actual experience.

(z)	Impact of recently issued accounting standards

(i)	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 establishes a framework for measuring fair value under U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and lowest priority to unobservable data, for example, the reporting entity’s own data. Under this statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. This statement will become effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied. The Company is currently evaluating the potential impact of this statement, if any, on its consolidated financial statements.

(ii)	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value.

This statement is effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company is currently evaluating the potential impact of this statement, if any, on its consolidated financial statements.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z)	Impact of recently issued accounting standards (continued)

(iii)	In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39”, (“FSP FIN 39-1”). FSP No. FIN 39-1 amends certain provisions of FIN 39, “Offsetting of Amounts Related to Certain Contracts” and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP No. FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The guidance in this FSP is consistent with the Company’s current accounting practice. The Company is evaluating the impact, if any, of the adoption of FSP No. FIN 39-1, if any, of the adoption of FSP No. FIN 39-1.

(iv)	In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141(R).

(v)	In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS No. 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sales proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS No. 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. SFAS No. 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	March 31, 2008	March 31, 2007
	US$	US$
Cash on hand and at banks	19,218,474	18,798,437
Money market funds	12,454,111	11,026,477

Total cash and cash equivalents	31,672,585	29,824,914

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

5.	TIME DEPOSIT

As of March 31, 2007, a time deposit of RMB522,923 (equivalent to US$67,688) was held in a banking institution with an original maturity greater than three months when acquired. The time deposit matured during the year ended March 31, 2008.

6.	AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2008 and 2007:

	Costs		Net unrealized gains		Fair values
	US$ 2008	US$ 2007	US$ 2008	US$ 2007	US$ 2008	US$ 2007
U.S. dollar treasury bills	—	14,672,506	—	192,894	—	14,865,400
Listed equity securities	3,130	3,118	1,289	1,472	4,419	4,590

	3,130	14,675,624	1,289	194,366	4,419	14,869,990

The U.S. dollar treasury bills as of March 31, 2007 were held with contractual maturities of less than six months. As at March 31, 2008 and 2007, none of the available-for-sale investments was in an unrealized loss position. During fiscal year 2008, no gain or loss was recognized (2007: nil) on the disposal of the debt securities.

The fair values of listed equity securities are based on quoted market prices at the balance sheet date.

The net unrealized gains consisted of gross unrealized gains of US$1,289 for fiscal year 2008 (2007: US$194,366) and gross unrealized losses of nil for fiscal year 2008 (2007: nil).

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2008, 2007 and 2006 were US$14,672,506, US$37,973,452 and US$78,265,013, respectively.

The gross realized losses from the sale of available-for-sale investments for the fiscal years ended March 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	US$	US$	US$
Gross realized losses	—	—	141,251

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

7.	ACCOUNTS AND BILLS RECEIVABLE, NET

	March 31, 2008	March 31, 2007
	US$	US$
Accounts receivable	11,989,577	9,146,327
Less: Allowance for doubtful accounts	(65,308)	(12,171)

Accounts receivable, net	11,924,269	9,134,156
Bills receivable	10,149,384	401,479

Accounts and bills receivable, net	22,073,653	9,535,635

	2008	2007	2006
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	12,171	48,715	49,870
Additions	81,889	3,173	—
Amount written-off as uncollectible during the fiscal year	(28,686)	(39,618)	(1,262)
Exchange realignment	(66)	(99)	107

Balance at end of fiscal year	65,308	12,171	48,715

8.	INVENTORIES

	March 31, 2008	March 31, 2007
	US$	US$
Raw materials	7,158,303	4,517,976
Work in progress	2,840,708	2,134,630
Finished goods	2,541,988	2,433,507

	12,540,999	9,086,113

During the fiscal years ended March 31, 2008 and 2007, provisions for write-down of inventories of US$1,253,352 and nil, respectively, were recognized in the consolidated statement of operations.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

9.	RELATED PARTY TRANSACTIONS

A related party is any party that controls, jointly-controls or can significantly influence the management or operating policies of the Company to the extent that the Company may be prevented from fully pursuing its own interests. Such parties would also include affiliates, investments accounted for by the equity method, principal shareholders, management, directors and the immediate family members of principal shareholders, management or directors.

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2008, 2007 and 2006, the Company had the following material transactions with related parties during those years:

(a)	The Company incurred annual real estate rental expenses for the fiscal years ended March 31, 2008, 2007 and 2006 of approximately US$752,232, US$753,919 and US$755,979, respectively, payable to certain related companies of which certain of their directors are also the directors of the Company. Included in the aforesaid annual real estate rental expenses were amounts of US$476,933, US$478,082 and US$479,388 paid to two directors of the Company during the fiscal years ended March 31, 2008, 2007 and 2006, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

(b)	Rental income of US$50,302, US$49,957 and nil was earned for the fiscal years ended March 31, 2008, 2007 and 2006, respectively, from a jointly-controlled entity. The rentals were charged on mutually agreed terms.

(c)	Management fee income of US$99,582, US$111,992 and nil was earned for the fiscal years ended March 31, 2008, 2007 and 2006, respectively, from a jointly-controlled entity, which was charged with reference to the actual costs incurred.

The amount due from a jointly-controlled entity, the amount due to a related party, which is a minority shareholder of a subsidiary of the Company, and the amount due from a related party, of which two of the directors of Global-Tech are shareholders, are unsecured, interest-free and are repayable on demand.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

10.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2008	March 31, 2007
	US$	US$
Leasehold improvements and buildings	24,983,527	22,682,670
Plant and machinery	27,978,994	21,664,697
Molds	10,299,740	9,164,021
Transportation equipment	1,540,623	1,369,224
Furniture, fixtures and equipment	5,709,600	4,148,531
Construction in progress	—	48,631

	70,512,484	59,077,774

Less: Accumulated depreciation	(45,241,565)	(38,330,594)

Property, plant and equipment, net	25,270,919	20,747,180

(a)	During the fiscal years ended March 31, 2008, 2007 and 2006, impairment losses relating to property, plant and equipment of nil, US$17,174 and US$783,802, respectively, were recognized in the consolidated statement of operations for certain molds, plant and machinery, and furniture, fixtures and equipment since the carrying values of these assets exceeded their fair values by the same amount. The determination of their fair values was based on an independent valuation. The impairment losses recognized during the fiscal years ended March 31, 2007 and 2006 were included in “Cost of goods sold” and “SG&A” on the face of the consolidated statement of operations in the amounts of nil and US$532,217, respectively, and US$17,174 and US$251,585, respectively.

(b)	As of March 31, 2008 and 2007, buildings with an aggregate net book values of approximately US$104,002 and US$106,304, respectively, were situated in Hong Kong and manufacturing facilities with aggregate net book values of approximately US$14,020,515 and US$13,725,432, respectively, were situated in Mainland China. The land where the manufacturing facilities were situated is held under certain land use rights that will expire in 2043. Up to March 31, 2008, the Company has obtained a sizable portion of the property ownership certificates for its buildings (14 properties out of a total of 34). The application for the remaining property ownership certificates will commence only after the land use right certificates for the relevant pieces of land have been obtained.

(c)	The amounts of depreciation charged for the fiscal years ended March 31, 2008, 2007 and 2006 were US$3,037,662, US$3,413,658 and US$4,345,648, respectively.

(d)	The loss on disposal of items of property, plant and equipment recognized during the fiscal years ended March 31, 2008, 2007 and 2006 amounted to US$17,386, US$97,997 and US$8,477, respectively.

(e)	The amounts of assets held under operating leases as of March 31, 2008 and 2007 were US$2,822,699 and nil, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

11.	LAND USE RIGHTS, NET

Land use rights represent prepayments under operating leases for land use, for a predetermined time period. They are charged to the consolidated statement of operations over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in Mainland China and has obtained or is in the process of obtaining the land use rights certificates covering a substantial portion of such lands. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a total area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has moved out from a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of the land (31,510 square meters) until August 6, 2043. However, the Company has to pay monthly fees of RMB59,248 (approximately US$8,443) to the local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$27,531) for January 1, 2009 onwards till August 6, 2043 as further detailed in note 21(b) to the financial statements. Up to March 31, 2008, the Company has obtained a substantial portion of its land use rights certificate covering 131,400 square meters out of a total area of 207,300 square meters. The application of certain property ownership certificates as further detailed in note 10 to the financial statements will commence only after the land use rights certificates for the relevant pieces of land have been obtained. The Company is in the process of obtaining the remaining land use rights and property ownership certificates and expects to obtain those certificates in the near future.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

12.	DISPOSAL OF SUBSIDIARIES

On March 17, 2006, Consortium Investment (BVI) Limited (“CIBL”), a wholly-owned subsidiary of the Company, entered into a Share Sale and Purchase Agreement with Anwell Technologies Limited (“Anwell”), a publicly listed company in Singapore, to form a joint venture company to exploit the opportunity in the manufacturing and sale of organic light emitting diode (“OLED”) equipment. Pursuant to the Share Sale and Purchase Agreement, CIBL agreed to sell 5,600,000 ordinary shares of US$1 each in the capital of Lite Array Holdings, the then wholly-owned subsidiary of CIBL, to Anwell, representing a 70% equity interest in Lite Array Holdings, in exchange for a convertible note (the “Convertible Note”) issued by Anwell to CIBL with a face value of US$5,600,000 on April 3, 2006 as further detailed in note 13 to the financial statements. Lite Array Holdings and its subsidiaries are primary engaged in developing OLED process technology and equipment. The disposal was completed on April 3, 2006 and the gain on disposal of Lite Array Holdings and its subsidiaries was computed by taking the difference between the fair value of the consideration received and an amount equal to 70% of the net assets disposed of. The Company still retains a 30% interest in Lite Array Holdings and its subsidiaries after the disposal and they have been accounted for as jointly-controlled entities of the Company thereafter as further detailed in note 14 to the financial statements.

Details of the net assets disposed of are as follows:

US$
Cash and cash equivalents	2,334
Prepayments and other assets	6,747
Machineries and equipment	1,613,232
Amounts due to group companies	(19,439)

1,602,874

70% of the net assets disposed of	1,122,012
Gain on disposal of subsidiaries	3,951,520

5,073,532

Satisfied by:
Convertible Note	5,073,532

An analysis of the net cash outflow of cash and cash equivalents in respect of the disposal of the above subsidiaries for the fiscal year ended March 31, 2007 is as follows:

Year ended March 31, 2007
US$
Cash and cash equivalents disposed of and net cash outflow in respect of the disposal of subsidiaries	(2,334)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

13.	CONVERTIBLE NOTE

	Amortized cost
	March 31, 2008	March 31, 2007
	US$	US$
Convertible Note	5,417,403	5,241,705

The Convertible Note was issued by Anwell in exchange for a 70% equity interest in Lite Array Holdings as further detailed in note 12 to the financial statements. The face value of the Convertible Note is US$5,600,000. The Convertible Note carries interest at a rate of 3% per annum, which is payable in full on April 3, 2009 (the “Payment Date”). In the event that during the six months prior to the Payment Date the shares of Anwell, traded on The Singapore Exchange Securities Trading Limited, are at all times not less than Singapore Dollar $0.38 per share, the Convertible Note and all accrued and unpaid interest thereon will automatically be converted, at a price of Singapore Dollar $0.38 per share, into duly authorized, validly issued, fully paid and unencumbered ordinary shares of Anwell on the Payment Date. The Company intends to hold the Convertible Note until maturity.

The amounts of interest receivable from Anwell in respect of the Convertible Note as of March 31, 2008 and 2007 were US$336,000 and US$168,000, respectively.

14.	INTERESTS IN JOINTLY-CONTROLLED ENTITIES

During the fiscal year ended March 31, 2007, CIBL effectively disposed of 70% of its equity interest in Lite Array Holdings to Anwell as part of an arrangement to set up a joint venture to exploit the opportunity to produce OLED equipment in Mainland China as further detailed in note 12 to the financial statements. Subsequent to the completion of the disposal, the Company still retains 2,400,000 ordinary shares of Lite Array Holdings, representing a 30% equity interest in Lite Array Holdings through CIBL. The Company accounts for its interest in Lite Array Holdings and its subsidiaries, in which the Company does not have unilateral control, but joint control, under the equity method.

Particulars of the jointly-controlled entities as of March 31, 2008 are as follows:

Name	Place of incorporation/ registration	Percentage of direct equity interest held	Principal activities

Lite Array Holdings Limited	British Virgin Islands	30	Investment holding

Dongguan Litewell (OLED) Technology Limited*	PRC	nil	Research and development of OLED equipment

Litewell Technology (HK) Limited*	Hong Kong	nil	Provision of management services to Lite Array Holdings group

*	Wholly-owned subsidiaries of Lite Array Holdings

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

14.	INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

Summary financial information for the jointly-controlled entity (30 percent owned) accounted for by the equity method is as follows:

As of or for the years ended December 31

	2007	2006
	US$	US$
Current assets	211,397	111,482
Non-current assets	1,406,158	1,508,989
Current liabilities	(1,611,845)	(592,981)
Revenue	—	—
Operating expenses	(1,148,806)	(624,384)
Net income (loss)	(1,148,241)	(615,656)

15.	WARRANTY PROVISION

The Company’s warranty activity is summarized below:

	2008	2007
	US$	US$
Balance at beginning of fiscal year	—	—
Warranty provision	235,315	—

Balance at end of fiscal year	235,315	—

16.	LOAN PAYABLE AND BANKING FACILITIES

The Company’s loan payable as at March 31, 2008 represented short term import loans from a bank under its banking facilities as further detailed below, which were subject to interest at a rate of appropriately 4% per annum.

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) an undertaking not to pledge, mortgage or charge any of the assets of the Company in Hong Kong or Mainland China for general banking facilities granted to a subsidiary of the Company.

As of March 31, 2008 and 2007, the Company had banking facilities denominated in Hong Kong dollars of approximately HK$35,000,000 (equivalent to US$4,497,212) and HK$35,000,000 (equivalent to US$4,478,911), respectively. As of March 31, 2008 and 2007, such banking facilities were utilized to the extent of US$1,600,311 and US$18,002, respectively, relating to certain import loans or certain letters of credit, and the amount of unutilized banking facilities denominated in Hong Kong dollars amounted to US$2,896,901 and US$4,460,909, respectively. The utilized banking facilities were subject to interest at a rate of approximately 4% per annum. The utilized banking facilities as of March 31, 2008 were subsequently settled in early April 2008.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

17.	SHARE CAPITAL

Holders of common stock of Global-Tech have one vote for each share held on all matters submitted to vote at a shareholders’ meeting of Global-Tech. Subject to the rights of the holders of stock with preferential or other special rights which may be authorized in the future, holders of common stock of Global-Tech are entitled to receive dividends pro rata out of assets legally available therefore and, in the event of the winding up of Global-Tech, to share ratably in all assets remaining after payment of liabilities of Global-Tech. The Board of Directors of Global-Tech may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as they may determine. Dividends may only be declared and paid out of surplus.

18.	OTHER INCOME (EXPENSES), NET

	2008	2007	2006
	US$	US$	US$
Foreign exchange gains (losses), net	(1,239,501)	1,588,565	(370,485)
Loss on disposal of a callable deposit	—	—	(349,599)
Loss on disposal of available-for-sale investments, net	—	—	(141,251)
Loss on disposal of floating rate bank notes	—	—	(61,229)
Loss on disposal of property, plant and equipment	(17,386)	(97,997)	(8,477)
Rental income from a related party	50,302	49,957	—
Rental income from third parties	153,832	—	—
Management fee received from a related party	99,582	111,992	—
Management fee received from a third party	79,116	—	—
Potential penalties accrued	(1,042,482)	—	—
Others, net	107,193	75,820	85,026

	(1,809,344)	1,728,337	(846,015)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

19.	INCOME TAXES

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on the taxable income arising in or derived from the respective tax jurisdictions in which they are domiciled or deemed to operate. Global-Tech and its investment holding companies incorporated in the British Virgin Islands (“BVI”) are not subject to tax in the BVI in accordance with the BVI tax regulations. The Company conducts substantially all of its businesses and operations through its subsidiaries located in Hong Kong, Macau and Mainland China. The subsidiary located in Macau was liquidated subsequent to the balance sheet date.

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 17.5% on their assessable income arising in Hong Kong for the fiscal years ended March 31, 2008, 2007 and 2006. The Company’s former subsidiary in Macau was exempted from Macau Complementary Tax.

The Company’s subsidiaries registered in the PRC, including DWS and DGLAD, are subject to PRC corporate income tax (“CIT”) on income as reported in their PRC statutory accounts, adjusted in accordance with relevant PRC income tax laws and regulations. DWS and DGLAD are located in coastal open economic zones in Mainland China and, accordingly, are entitled to a preferential tax rate of 27% (24% reduced tax rate and 3% local income tax rate) for their CIT for calendar years ended December 31, 2007 and before. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a new PRC Corporate Income Tax Law (the “New CIT Law”) was approved and became effective on January 1, 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. DGLAD is entitled to a tax concession period (“Tax Holiday”) whereby it is exempt from EIT for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. DGLAD started its first profit-making year under Tax Holiday for its calendar year ended December 31, 2007.

During the fiscal year ended March 31, 2007, with reference to a circular issued by the State of Administration of Taxation of the PRC on February 28, 2007 and other information available, that clarified prior uncertainties relating to certain income and expense allocations between the Company’s subsidiaries, the Company reassessed its tax position and revised its accounting estimate for potential income tax exposure related to its Mainland China subsidiaries. The change in accounting estimate resulted in an accrual of tax liabilities of approximately US$660,405, which was included in the current income tax expense (benefit) for the fiscal year ended March 31, 2007.

	2008	2007	2006
	US$	US$	US$
Income tax expense (benefit):
Current	1,650,040	(225,364)	82,000
Deferred	(52,983)	80,967	(104,998)

Total income tax expense (benefit)	1,597,057	(144,397)	(22,998)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

19.	INCOME TAXES (continued)

The reconciliation of income tax benefit computed at the Hong Kong statutory income tax rate to loss before income taxes as stated in the consolidated statement of operations of the Company at the effective income tax rate is as follows:

	2008	2007	2006
	US$	US$	US$
Income tax benefit at the Hong Kong statutory income tax rate	(495,184)	(242,936)	(1,970,322)
Foreign rate differential and non-taxable income (loss) arising from offshore activities	298,583	(748,380)	2,273,834
Non-taxable interest income	(1,025)	(618)	(371,546)
Non-taxable other income	(166,301)	(198,494)	(2,889,248)
Non-tax deductible expenses	877,883	1,032,021	1,261,006
Over/under provision of tax in prior periods	36,657	(307,834)	—
Unrecognised tax benefits	1,545,922	33,347	—
Changes in valuation allowance	(499,478)	288,499	1,673,278

Total income tax expense (benefit) at the Company’s effective income tax rate	1,597,057	(144,397)	(22,998)

Hong Kong statutory income tax rate	17.5%	17.5%	17.5%
Effective income tax rate	(56.4)%	10.4%	0.2%

Deferred tax assets and liabilities as of March 31, 2008 and 2007 comprise of the following:

	March 31, 2008	March 31, 2007
	US$	US$
Deferred tax assets:
Impairment of property, plant and equipment	135,243	145,263
Provision for inventories	454,456	450,673
Provision for warranty	63,535	—
Operating losses carried forward	6,604,699	7,161,475

Gross deferred tax assets	7,257,933	7,757,411
Less: Valuation allowance for deferred tax assets	(7,257,933)	(7,757,411)

Net deferred tax assets	—	—
Deferred tax liabilities:
Other temporary differences	(36,734)	(108,768)
Tax over book depreciation of property, plant and equipment	(29,758)	(10,695)

Total deferred tax liabilities	(66,492)	(119,463)

Net deferred tax liabilities	(66,492)	(119,463)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

19.	INCOME TAXES (continued)

	2008	2007	2006
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	7,757,411	7,468,912	5,795,634
Additions (reversal)	(499,478)	288,499	1,673,278

Balance at end of fiscal year	7,257,933	7,757,411	7,468,912

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, including tax losses carried forward, that management believes are not more likely than not realizable. As of March 31, 2008 and 2007, the Company had tax losses carried forward of US$29,294,066 and US$31,922,740, respectively. The tax losses may be carried forward for five years up to an indefinite period, based on tax jurisdiction, of which, amounts of US$9,584,238 and US$11,512,054 as of March 31, 2008 and 2007, respectively, are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. As of March 31, 2008 and 2007, tax losses of US$18,350,692 and US$18,201,001 may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose. The remaining losses carried forward begin expiring in 2010.

The impact of the adoption of FIN 48

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosures for uncertainty in tax positions, as defined in that interpretation. FIN 48 prescribes a more-likely-than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company has made its assessment of its uncertain tax positions (including potential interest and penalties) in accordance with the requirements of FIN 48 based on the technical merits and has determined that there is no material adjustment required to its opening shareholders’ equity as a result of the adoption of FIN 48.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits under FIN 48, exclusive of related interest and penalties, is as follows:

2008
US$
Balance at beginning of fiscal year	3,340,871
Additions based on tax positions related to the current year	1,452,351
Additions for tax positions of prior years	471,014
Reductions for tax positions of prior years	(377,442)

Balance at end of fiscal year	4,886,794

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

19.	INCOME TAXES (continued)

The Company’s unrecognized tax benefits is presented in the consolidated balance sheet within income tax payable.

As of the date of adoption of FIN48, the Company had US$3,340,871 of unrecognized tax benefits, which would affect the effective tax rate if recognized. As of March 31, 2008, the Company had US$4,886,794 unrecognized tax benefits, which would affect the effective tax rate if recognized.

In accordance with FIN48, the Company classified possible interest and penalties due to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expenses and other expenses, respectively. During the fiscal year ended March 31, 2008, the Company recorded US$929,922 in interest and penalties relating to certain uncertain tax positions. The Company accrued a total of US$1,556,980 for interest and penalties as of March 31, 2008.

One of the Company’s wholly-owned subsidiaries is currently under examination by the Hong Kong tax authority. The tax period opened for examination by the tax authority includes the fiscal years ended March 31, 2002 through 2007. While it is difficult to predict the timing and settlement in the final outcome of the examination, the Company does not anticipate a significant change in its unrecognized tax benefits within the next 12 months.

Based on existing tax regulations in the Company’s various operating jurisdictions, tax years 1998-2008 remain open to possible tax examination by relevant tax authorities.

20.	BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share of common stock of the Company for the fiscal years ended March 31, 2008, 2007 and 2006 is computed in accordance with SFAS No. 128, “Earnings Per Share”, by dividing the net income or loss for each fiscal year by the weighted average number of shares of common stock outstanding during the year.

The following table sets forth the computation of basic and diluted loss per share:

	2008	2007	2006
	US$	US$	US$
Numerator for basic and diluted loss per share:
Loss attributable to common stockholders	(4,427,113)	(1,166,701)	(11,223,394)

	Number	Number	Number
Denominator for basic and diluted loss per share:
Weighted average number of shares of common stock	12,225,791	12,223,608	12,223,608

	US$	US$	US$
Basic and diluted loss per share of common stock	(0.36)	(0.10)	(0.92)

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

20.	BASIC AND DILUTED LOSS PER SHARE (continued)

1,003,200, nil and 1,086,007 stock options of Global-Tech were excluded from the computation of diluted loss per share for the fiscal years ended March 31, 2008, 2007 and 2006, respectively, because their inclusion would have been anti-dilutive.

21.	COMMITMENTS

(a)	Capital commitments

As of March 31, 2008, the Company had capital commitments of US$1,273,325 (2007: US$119,379) for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 11, the Company has entered into various operating lease arrangements for parking lots, motor vehicles, equipment and real estate. The Company recorded rental expenses, excluding the land use rights payments described in note 11 to the financial statements, for the fiscal years ended March 31, 2008, 2007 and 2006 of US$397,820, US$410,754 and US$628,826, respectively, and recorded nil, nil, and US$28,877 sublease income for the fiscal years ended March 31, 2008, 2007 and 2006, respectively. Future minimum rental payments under non-cancelable operating leases as of March 31, 2008 and 2007 were as follows:

	2008	2007
	US$	US$
Payable:
Within one year	290,644	360,816
Over one year but not exceeding two years	462,700	219,844
Over two years but not exceeding three years	462,700	299,859
Over three years but not exceeding four years	462,700	299,859
Over four years but not exceeding five years	462,700	299,859
Over five years	10,021,316	9,395,576

	12,162,760	10,875,813

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

22.	CONTINGENCIES

(a)	Global-Tech and Pentalpha Enterprises Limited (“Pentalpha Enterprises”), a subsidiary of Global-Tech, are involved in breach of contract litigation with Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”), with both parties claiming and counter-claiming. The trial on the claims of Sunbeam for indemnity and the claim of Pentalpha Enterprises for breach of contract began on January 12, 2004. On January 16, 2004, the jury (the “Jury”) returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam approximately US$2.5 million against Pentalpha Enterprises and (ii) Pentalpha Enterprises on its claim for breach of contract and awarded Pentalpha Enterprises US$6.6 million. The United States District Court for the Southern District of Florida granted a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, and awarded Sunbeam approximately US$3.4 million and Pentalpha Enterprises US$6.6 million.

After the appeal, by an amended judgment dated December 12, 2005, the district court awarded Pentalpha Enterprises prejudgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of Pentalpha Enterprises as of February 11, 2004 to approximately US$8 million, and leaving unchanged the judgment entered against Pentalpha Enterprises in favor of Sunbeam.

After the appeal, the district court, on its own initiative, entered a second amended judgment on April 16, 2007 and on June 4, 2007 entered a third amended judgment that awarded Pentalpha Enterprises prejudgment interests from June 30, 2001 until the entry of the second amended judgment on December 12, 2005, at the interest rates required by Florida law and awarded Sunbeam’s prejudgment interest until December 12, 2005. The post judgment interest for both parties is calculated at 4.35% per annum from the date the amended judgment was entered on December 12, 2005 until paid. On June 16, 2007, Pentalpha Enterprises filed a notice of appeal to the Court of Appeals to challenge the portion of the judgment in favor of Sunbeam that extends the prejudgment interest until December 12, 2005. On June 16, 2007, Pentalpha Enterprise filed a notice of appeal to the Court of Appeals to challenge the portion of the judgment in favor of Sunbeam that extends the prejudgment interest until December 12, 2005. If Pentalpha Enterprise succeeds, Sunbeam will be entitled to a lower prejudgment interest from February 11, 2004 and post judgment interest thereafter at a rate of 1.23%. All the briefs on the appeal have been filed. Oral argument has not yet been scheduled on Pentalpha Enterprises’ current and third appeal. The outcome of that appeal is uncertain.

Sunbeam posted a bond in the amount of approximately US$5.2 million, which was attached pursuant to the September 7, 2005 order of the United States District Court for the Southern District of New York (the “Court Order”) in the action SEB S.A., (“SEB”) v. Montgomery Ward, Pentalpha Enterprises and Global-Tech, pending in the district court. On July 13, 2007, Sunbeam wire transferred to an escrow account of SEB’s attorney approximately US$5.5 million. SEB’s attorney is holding that money in trust in an escrow account pursuant to the Court Order for Pentalpha Entreprises. Sunbeam’s payment of the funds into escrow eliminates its obligation to pay post-judgment interest on the amount that it paid into escrow. Given the Sunbeam’s payment, the district court has discharged the bond that Sunbeam posted.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

22.	CONTINGENCIES (continued)

(a)	(continued)

Accordingly, the Company recognized a gain of approximately US$8.0 million from its claim against Sunbeam for breach of contract and a loss of approximately US$3.4 million on the claims of Sunbeam for indemnity in its consolidated statement of operations for fiscal year 2006. During fiscal year 2007, Pentalpha Enterprises recognized post-judgment interest of approximately US$818,000 in its consolidated statement of operations. In fiscal year 2008, the Company further recognized post-judgment interest and interest generated from the escrow account of approximately US$220,000.

(b)	SEB commenced an action in 1999 in the United States District Court for the Southern District of New York for patent infringement against Global-Tech, Pentalpha Enterprises, and Montgomery Ward, then a customer of Pentalpha Enterprises. The Court ordered Pentalpha Enterprises, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. The district court attached the entire judgment by order dated September 7, 2005. The district court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that Pentalpha Enterprises had infringed the SEB patent, that the infringement was willful and that SEB was entitled to a reasonable royalty in a total amount of US$4.65 million.

Both sides have made post-trial motions. Global-Tech and Pentalpha Enterprises have moved for judgment as a matter of law on a wide range of issues, and for a new trial. SEB has moved for enhanced damages with the addition of treble damages, prejudgment interest and attorneys’ fees. The motions have been fully briefed. The district court heard oral arguments on April 11, 2007 and June 21, 2007. The district court also heard testimony from a SEB witness on July 19, 2007 with respect to Pentalpha Enterprises’ motion for judgment as a matter of certain issues based upon SEB’s failure to produce certain documents during the discovery.

In a memorandum decision and order dated October 9, 2007, the district court denied all of Pentalpha Enterprises’ post-trial motions, except that the court reduced the amount of the jury verdict by US$2 million based upon SEB’s receipt of that amount from Sunbeam. The district court also granted SEB’s motion for enhanced damages of US$2.65 million, awarded SEB its attorneys’ fee of approximately US$0.9 million, and prejudgment interest at the prime interest rate. SEB has submitted a claim for approximately US$1.8 million in prejudgment interest and a supplemental claim for approximately US$0.25 million in attorneys’ fees and expenses. Pentalpha Enterprises has disputed the claim for attorneys’ fees on the grounds that they resulted from the misconduct of SEB in concealing documents, but not the calculation of prejudgment interest.

By motion filed on November 24, 2007, Pentalpha Enterprises moved for reconsideration of the award of enhanced damages and all attorneys’ fees, including any supplemental attorneys’ fees, in the district court’s October 9, 2007 opinion based upon a decision of the Federal Circuit in a different case, on August 20, 2007 that imposed additional requirements for a finding of willfulness that the jury did not consider in this case.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

22.	CONTINGENCIES (continued)

(b)	(continued)

Notwithstanding the memorandum decision and order was issued on October 9, 2007, no judgment has yet been entered. Pentalpha Enterprises is preparing to appeal after a judgment has been entered. The outcome of this action is uncertain. Also, the assessment for attorneys’ fees of approximately US$0.9 million and the supplemental claim of approximately US$0.25 million have also been assessed as being uncertain at this stage.

In accordance with SFAS No. 5 “Accounting for Contingencies”, the Company accrued for loss contingencies in connection with this case of US$4.65 million as of March 31, 2006, with a corresponding charge to the consolidated statement of operations for the fiscal year ended March 31, 2006. As a result of the court’s issuance of the memorandum during the fiscal year ended March 31, 2008 with respect to the credit for the amount paid to SEB by Sunbeam and prejudgment interest, the Company accrued for additional loss contingencies of US$287,000 for the fiscal year ended March 31, 2008.

(c)	On October 11, 2004, Best Hero Limited (“Best Hero”) issued a writ in the Court of First Instance of the High Court of Hong Kong against a subsidiary of the Company for a payment of US$4,250,400. The claim relates to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels for a total purchase price of US$4,620,000. However, the LCD TV panels which were paid for in the initial shipment were determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary had repudiated the contract, and therefore Best Hero instituted legal proceedings to claim for damages. The subsidiary intends to defend the action on the grounds that it is justified in rejecting the goods for breach of conditions as to descriptions and the sample provided to the subsidiary by Best Hero. A defence and counter-claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. The discovery of documents in this action has been concluded and the parties are still in the course of preparing their respective witness statements.

In accordance with SFAS No. 5, the Company determined that it is probable that a loss will be incurred and accordingly, it recognized a contingent loss of approximately US$0.8 million for the fiscal year ended March 31, 2005, representing its best estimate of the likely loss that it will incur. For the fiscal years ended March 31, 2008 and 2007, the Company accrued for additional prejudgment interest in connection with loss contingencies of approximately US$63,000 and US$46,000, respectively, representing its best estimate of the likely additional loss that it will incur.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

22.	CONTINGENCIES (continued)

(d)	On February 9, 2001, Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), a subsidiary of the Company, commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corporation, claiming patent infringement.

Subsequent to the balance sheet date, on May 30, 2008, Wing Shing Products and Simatelex entered into an agreement to settle this action. Pursuant to that settlement agreement, Simatelex promised (i) to pay Wing Shing Products US$1.8 million, (ii) to consent to the entry of a final judgment and permanent injunction restraining further infringements of the design patent and admitting that the design patent is valid and that the AD Series products Simatelex sold infringed it, (iii) to dismiss with prejudice its counterclaim and affirmative defenses concerning the validity and enforceability of the design patent in the action Wing Shing Products v. Sunbeam Products and (iv) to exchange of release. Since the execution of that settlement agreement, Simatelex has paid Wing Shing Products the US$1.8 million in June 2008. The parties have requested that the court enter the final judgment and permanent injunction, and it has done so. No compensation income has been recorded in fiscal year 2008 and the US$1.8 million will be recognized in fiscal year 2009.

(e)	As of March 31, 2008, the Company has recognized US$4,886,794 of liabilities for unrecognized tax benefits and, in addition, US$1,556,980 of interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of the Company’s subsidiaries. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, competent authority proceedings, changes in regulatory tax laws, or interpretation of those tax laws, or expiration of statues of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of March 31, 2008, the Company classified US$4,886,794 of its liabilities for unrecognized tax benefits and US$1,556,980 of interest and penalties as current liabilities.

23.	EMPLOYEE BENEFITS

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

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

23.	EMPLOYEE BENEFITS (continued)

Certain full-time employees in Hong Kong who joined the Company before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Company and the employee contribute 5% of the employee's basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2008, 2007 and 2006 were US$94,906, US$117,787 and US$176,334, respectively.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 10% of the stipulated salary set by the local government of Dongguan, the PRC, to certain retirement benefits schemes to fund the benefits for its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care and subsidized meals to all factory employees. The aggregate amounts incurred by the Company for all such benefits were US$911,985, US$579,157 and US$758,737 during the fiscal years ended March 31, 2008, 2007 and 2006, respectively.

24.	SEGMENT INFORMATION

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

The Company operates in three segments: Home Appliances, Electronic Components and Others. These segments are operated and managed as separate strategic business units that offer different products. These segments are each managed separately because they manufacture and distribute products with different production processes. The Company's “Home Appliances” segment historically has been the core business of the Company and primarily involves in manufacturing small electrical household appliances for branded marketers in North America and Europe. The Company's “Electronic Components” segment produces complementary metal oxide semiconductor (“CMOS”) camera modules (“CCM”) for sale to cellular phone manufacturers in Mainland China. The Company's “Others” segment comprises a number of immaterial product lines and development programs that have not materialized to date into full product businesses, including units focusing on organic light emitting diodes (“OLED”) and display-oriented products. None of these units has ever individually met the quantitative thresholds for determining reportable segments. The chief operating decision maker evaluates the results of each segment in assessing performance and allocating resources among the segments.

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2008, 2007 and 2006.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

24.	SEGMENT INFORMATION (continued)

(a)	The following table provides operating financial information for the three reportable segments:

	Home Appliances	Electronic Components	Others	Corporate	Consolidated
	US$	US$	US$	US$	US$
As of or for the fiscal year ended March 31, 2008

Revenues from external customers	65,371,010	38,961,753	1,210,326	—	105,543,089

Interest income	—	—	—	1,615,278	1,615,278
Interest expense	(23,797)	(335)	(26)	112,562 *	88,404
Depreciation and amortization	(2,221,247)	(342,904)	(277,191)	(259,376)	(3,100,718)
Segment profit (loss)	2,002,841	2,104,366	(1,165,552)	(7,368,768)	(4,427,113)
Total assets	22,647,513	24,639,014	1,279,460	60,158,713	108,724,700
* Over provision of interest expense in the prior year of US$112,562.

As of or for the fiscal year ended March 31, 2007

Revenues from external customers	46,831,503	12,264,440	1,194,851	—	60,290,794

Interest income	—	—	—	2,063,566	2,063,566
Interest expense	(299)	—	(18)	(627,058)	(627,375)
Depreciation and amortization	(2,543,773)	(157,329)	(327,211)	(444,461)	(3,472,774)
Segment profit (loss)	(2,110,397)	130,383	2,741,687 ^	(1,928,374)	(1,166,701)
Total assets	34,097,999	6,081,149	1,455,948	58,646,255	100,281,351
^ Including a gain on disposal of subsidiaries of US$3,951,520.

As of or for the fiscal year ended March 31, 2006

Revenues from external customers	64,868,351	5,940,788	3,002,961	—	73,812,100

Interest income	—	—	—	1,278,093	1,278,093
Interest expense	(51,798)	(1)	(3,636)	—	(55,435)
Depreciation and amortization	(2,726,815)	(107,338)	(948,105)	(967,418)	(4,749,676)
Segment profit (loss)	932,260	(61,124)	(6,766,654)	(5,327,876)	(11,223,394)
Total assets	36,678,175	4,262,361	3,425,367	53,713,874	98,079,777

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

24.	SEGMENT INFORMATION (continued)

(b)	Net sales by geographic area

	2008	2007	2006
	US$	US$	US$
Australia	633,155	496,166	438,303
Europe	6,258,491	7,728,412	8,316,484
North America	53,644,116	34,689,223	54,438,145
Asia	44,911,592	16,812,264	10,438,473
Other regions	95,735	564,729	180,695

	105,543,089	60,290,794	73,812,100

(c)	Net sales by product type

	2008	2007	2006
	US$	US$	US$
Floor care products	59,694,981	39,905,755	54,570,730
Kitchen appliances	2,274,175	5,394,259	7,315,672
CCMs	38,902,642	12,232,428	5,917,146
Others	4,671,291	2,758,352	6,008,552

	105,543,089	60,290,794	73,812,100

(d)	Long-lived assets*

	March 31, 2008	March 31, 2007
	US$	US$
Hong Kong	582,706	651,967
Mainland China	27,362,390	22,537,748
United States of America	—	—

	27,945,096	23,189,715

*	Long-lived assets represent land use rights, and property, plant and equipment.

(e)	Impairment of property, plant and equipment

The impairment losses of property, plant and equipment for the fiscal years ended 2008, 2007 and 2006, amounted to nil, US$17,174 and US$783,802, respectively, related to the “Others” segment.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

24.	SEGMENT INFORMATION (continued)

(f)	Major customers

Customers accounting for 10% or more of the Company's net sales are as follows:

	2008	2007	2006
	US$	US$	US$
Techtronic Industries Company Limited, including Royal Appliance Manufacturing Company Limited (“Royal”)	16,184,868	19,540,674	29,893,656
Electrolux S.A. and subsidiaries (“Electrolux”)	45,651,213	20,180,930	25,133,617

During the fiscal years ended March 31, 2008, 2007 and 2006, 15.3%, 32.4% and 40.5%, respectively, of the Company's total net sales were made to and as of March 31, 2008, 2007 and 2006, 16.0%, 25.9% and 39.3%, respectively, of the Company's total accounts and bills receivable were from Royal, which is an unrelated customer. During the fiscal years ended March 31, 2008, 2007 and 2006, 43.3%, 33.5% and 34.1%, respectively, of the Company's total net sales were made to and as of March 31, 2008, 2007 and 2006, 22.7%, 30.7% and 27.8%, respectively, of the Company's total accounts and bills receivable were from Electrolux, which is an unrelated customer. The Company is a contract manufacturer of vacuum cleaners that are marketed by Royal and Electrolux under their respective brand names.

25.	CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, a time deposit, amounts due from a jointly-controlled entity and a related party, a convertible note, an interest receivable, available-for-sale investments and accounts and bills receivable.

As of March 31, 2008, substantially all of the Company's cash and cash equivalents, time deposit, amounts due from a jointly-controlled entity and a related party, convertible note, interest receivable, and available-for-sale investments were financial assets that the management believes are of high credit quality.

The Company conducts credit evaluations of its customers but does not require collateral or other security from its customers. The Company makes allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the customers’ credit risk.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

25.	CONCENTRATION OF RISKS (continued)

Concentration of customers

The Company currently sells a substantial portion of its floor care products to a limited number of customers. As a percentage of revenues, the top two customers accounted for 58.6%, 65.9% and 74.6% of consolidated net sales for the fiscal years ended March 31, 2008, 2007 and 2006, respectively. Sales to customers are mostly made through non-exclusive, short-term arrangements. The loss of either of these major customers if not replaced by new electronic components customers could have a material adverse effect on the Company's business, results of operations and financial condition.

Current vulnerability due to certain concentrations

The Company's operations are mainly conducted in Hong Kong and Mainland China. As a result, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and Mainland China, and by the general state of the Hong Kong and Mainland China economies.

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in Mainland China. Although the Mainland China government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the Mainland China government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting its political, economic and social conditions. There is also no guarantee that the Mainland China government’s pursuit of economic reforms will be consistent or effective.

A significant portion of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the Mainland China government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

26.	FINANCIAL INSTRUMENTS

The Company's financial instruments that are subject to credit risks are limited to its cash and cash equivalents, time deposit, available-for-sale investments, accounts and bills receivable, amounts due from a jointly-controlled entity and a related party, interest receivable and convertible note.

The Company's financial assets and liabilities are recognized initially at cost which is the fair value of the consideration given (in the case of assets) or received (in the case of liabilities). Transaction costs (such as debt issuance costs) are included in the initial measurement of all financial assets and liabilities. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value, depending on classification.

The following table sets forth the carrying values and estimated fair values of the Company's financial assets and liabilities recognized as of March 31, 2008 and 2007. There were no material unrecognized financial assets and liabilities as of March 31, 2008 and 2007.

	Carrying value		Fair value
	2008	2007	2008	2007
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	31,672,585	29,824,914	31,672,585	29,824,914
Time deposit	—	67,688	—	67,688
Available-for-sale investments	4,419	14,869,990	4,419	14,869,990
Accounts and bills receivable, net	22,073,653	9,535,635	22,073,653	9,535,635
Amount due from a related party	28,746	—	28,746	—
Amount due from a jointly-controlled entity	57,873	41,082	57,873	41,082

	53,837,276	54,339,309	53,837,276	54,339,309
Non-current financial assets:
Convertible Note	5,417,403	5,241,705	5,835,007	5,466,126
Interest receivable	336,000	168,000	336,000	168,000

Total financial assets	59,590,679	59,749,014	60,008,283	59,973,435

	Carrying value		Fair value
	2008	2007	2008	2007
	US$	US$	US$	US$
Current financial liabilities:
Accounts payable	8,935,551	6,279,477	8,935,551	6,279,477
Loan payable	1,600,311	—	1,600,311	—
Amount due to a related party	—	4,664	—	4,664

Total financial liabilities	10,535,862	6,284,141	10,535,862	6,284,141

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

26.	FINANCIAL INSTRUMENTS (continued)

The carrying amounts of the Company's cash and cash equivalents, time deposit, accounts and bills receivable, amounts due from a jointly-controlled entity and a related party, interest receivable accounts payable and amount due to a related party approximate to their fair values because of their short maturities. The estimated fair value of the Convertible Note is based on the discounted value of future cash flows using the U.S. Treasury yields adjusted for other risks such as credit risk and country risk premium for bonds traded on The Singapore Exchange for similar type of instruments.

The Company's cash and cash equivalents and time deposit are placed primarily with banking institutions with high credit ratings. The Company performs periodic credit standing evaluation of those banking institutions to limit the Company's exposure to any significant credit risks.

The accounts and bills receivable balances largely represent amounts due from the Company's principal customers. Receivable balances are monitored on an ongoing basis and the Company's exposure to bad debts is not significant. The Company does not require collateral for any of its financial assets.

If the counterparties to the above financial assets fail to perform completely under the terms of their contract, the maximum loss, based on the gross fair value of the financial instruments, due to this credit risk would be US$60,008,283 as at March 31, 2008.

27.	STOCK COMPENSATION

In September 1997, the Board of Directors adopted Global-Tech's 1997 Stock Option Plan (as amended, the "1997 Plan"). The 1997 Plan provides for the grant of (i) options that are intended to qualify as incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") to employees and (ii) options not intended to qualify as Incentive Stock Options to employees and consultants. The total number of shares of common stock for which options may be granted under the 1997 Plan is 1,600,000 shares. The 1997 plan expired on September 17, 2008 and no further grants can be made from this plan after that date.

In October 2005, the Board of Directors adopted Global-Tech's 2005 Stock Option Plan (the "2005 Plan"). The 2005 Plan provides for the grant of (i) "incentive stock options" ("ISOs") within the meaning of Section 422 of the Code; (ii) non-qualified stock options that do not qualify as ISOs ("NQSOs"); and (iii) stock appreciation rights. The total number of shares of common stock for which options may be granted under the 2005 Plan is 1,800,000 shares.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

27.	STOCK COMPENSATION (continued)

The 1997 Plan and the 2005 Plan (the "Plans") are administered by the Board of Directors or a committee of outside directors appointed by the Board of Directors, who determines the terms of options, including the exercise price, the number of shares subject to the options and the terms and conditions of exercise. No option granted under the Plans is transferable by the optionee other than by will or the laws of descent and distribution and each vested option is exercisable within the contractual period of the option. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech's outstanding capital stock, the exercise price of any Incentive Stock Option must not be less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Plans may be established by the Board of Directors, or a committee of the Board of Directors, in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to both the 1997 Plan and the 2005 Plan is 10 years. With respect to any Incentive Stock Option granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech's outstanding capital stock, the maximum term is five years. Shares of common stock distributed under the 1997 Plan and the 2005 Plan will be from authorized, but unissued shares.

Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period not exceeding 10 years from the date of grant.

On May 10, 2000, Global-Tech offered a voluntary program to exchange up to approximately 991,900 options previously granted at exercise prices ranging from US$8.31 to US$19.00 for a lower number of options at an exercise price of US$6.25 per share. As a result, 914,100 old options were exchanged for 711,175 options with an exercise price of US$6.25 per share. In accordance with FASB Interpretation 44, these 711,175 options, together with the 12,500 options granted within six months before or after the date of cancellation of the old options (hereinafter collectively referred to as the "repriced options"), were subject to variable accounting prospectively and stock compensation expense was adjusted for subsequent changes in intrinsic value. For the fiscal years ended March 31, 2006 and 2005, stock compensation expenses of US$348,162 and US$1,247,061 were reversed in the consolidated statement of operations. The adoption of SFAS No. 123(R) under the modified prospective transition method requires that equity awards that previously were accounted for as variable awards under APB 25 that were not liabilities under SFAS No. 123(R) would no longer be accounted for as a variable award. For the fiscal year ended March 31, 2007, no share-based compensation was recognized or reversed as all the repriced options were completely vested as of March 31, 2006.

Under the 1997 Plan and the 2005 Plan, which expire in ten years, options granted generally vest 25% after the first year of service and ratably each month over the remaining 36-month period.

The expected life of the options is based on the historical data and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcomes. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve with maturity equal to the expected life of the options in effect at the time of grant.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

27.	STOCK COMPENSATION (continued)

For the fiscal year ended March 31, 2006, Global-Tech granted options to purchase (i) 180,000 shares of common stock to seven employees, 216,030 shares to four directors and 100,000 shares to a consultant with an exercise price of US$3.90 per share under the 1997 Plan; and (ii) 313,970 shares to two directors with an exercise price of US$3.90 per share under the 2005 Plan. During the fiscal year ended March 31, 2006, 347,538 options with an exercise price of US$6.25 per share granted to two directors and a consultant were cancelled, 21,500 options with exercise prices ranging from US$6.25 to US$7.64 per share were forfeited upon the resignation of the relevant participants, and 2,500 options with an exercise price of US$5.75 per share were expired.

For the fiscal year ended March 31, 2007, the Company granted options to purchase 3,000 shares of common stock to three employees and 271,000 shares to five directors and 35,000 shares to a consultant with an exercise price of US$3.30 per share under the 2005 Plan. During fiscal year 2007, 126,200 options with exercise prices ranging from US$3.90 to US$8.32 per share were forfeited upon resignation of the relevant participants.

For the fiscal year ended March 31, 2008, no new options were granted. An aggregate of 19,950 options with exercise prices ranging from US$3.30 to US$7.64 per share were forfeited upon resignation of the relevant participants, 32,700 options with an exercise price of US$6.25 per share expired, and an aggregate of 2,500 options with an exercise price of US$3.90 per share were exercised.

The total compensation expense reversed in the SG&A line item in the consolidated statement of operations for the fiscal year ended March 31, 2006 amounted to US$233,892 and the total compensation expenses recognized for the fiscal years ended March 31, 2008 and 2007 were US$56,487 and US$1,123,577, respectively.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

27.	STOCK COMPENSATION (continued)

Changes in outstanding options under both the 1997 Plan and the 2005 Plan during the fiscal years ended March 31, 2008, 2007 and 2006 are as follows:

	2008
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$	US$		US$
Outstanding, at beginning of fiscal year	2,007,957	3.30-7.64	4.88	6.71	—
Granted	—	—	—
Cancelled	—	—	—
Expired	(32,700)	6.25	6.25
Exercised	(2,500)	3.90	3.90
Forfeited	(19,950)	3.30-7.64	5.47

Outstanding, at end of fiscal year	1,952,807	3.30-7.64	4.85	5.82	—

Vested and expected to be vested at March 31, 2008	1,952,807	3.30-7.64	4.85	5.82	—

Exercisable, at end of fiscal year	1,650,140	3.30-7.60	4.48	5.80	—

	2007
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$	US$		US$
Outstanding, at beginning of fiscal year	1,830,157	3.90-8.32	5.25	7.30	—
Granted	304,000	3.30	3.30
Cancelled	—	—	—
Expired	—	—	—
Exercised	—	—	—
Forfeited	(126,200)	4.55-8.32	6.44

Outstanding, at end of fiscal year	2,007,957	3.30-7.64	4.88	6.71	—

Vested and expected to be vested at March 31, 2007	2,007,957	3.30-7.64	4.88	6.71	—

Exercisable, at end of fiscal year	1,665,623	3.30-7.60	4.44	6.63	—

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

27.	STOCK COMPENSATION (continued)

	2006
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$	US$		US$
Outstanding, at beginning of fiscal year	1,391,495	4.55-19.00	6.22	5.40	—
Granted	810,000	3.90-7.00	4.09
Cancelled	(347,538)	6.25	6.25
Expired	—	—	—
Exercised	—	—	—
Forfeited	(23,800)	5.57-19.00	7.78

Outstanding, at end of fiscal year	1,830,157	3.90-8.32	5.25	7.30	—

Vested and expected to be vested at March 31, 2006	1,830,157	3.90-8.32	5.25	7.30	—

Exercisable, at end of fiscal year	1,028,807	3.90-8.32	5.00	6.00	—

The total intrinsic value of options exercised was US$750 during the fiscal year ended March 31, 2008.

During the fiscal year ended March 31, 2007, the Company granted an aggregate of 15,000 shares of common stock of Global-Tech to an employee with an effective grant date of November 6, 2006 of which 3,000 of such common stock will vest and be issued on the first anniversary of the date of the stock grant and 3,000 of such common stock will vest and be issued on the second, third, fourth, and fifth anniversary of the date of the stock grant, respectively.

Changes in stock grants during the fiscal years ended March 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value
		US$		US$		US$
Non-vested, at beginning of fiscal year	15,000	51,900	—	—	—	—
Granted	—	—	15,000	51,900	—	—
Vested	(3,000)	10,380	—	—	—	—
Forfeited	—	—	—	—	—	—

Non-vested, at end of fiscal year	12,000	41,520	15,000	51,900	—	—

The total fair value of the 3,000 shares vested in the fiscal year ended March 31, 2008 is US$14,370.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

27.	STOCK COMPENSATION (continued)

Further information relating to the options granted under the 1997 Plan and the 2005 Plan that are outstanding as of March 31, 2008 are as follows:

	Options outstanding as of March 31, 2008			Options exercisable as of March 31, 2008
Number of options	Range of exercise price per option	Weighted average remaining contractual life (years)	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
	US$		US$		US$
1,023,000	3.30 -3.90	8.29	3.72	998,833	3.64
639,307	4.55 -6.25	1.91	5.39	639,307	5.76
290,500	7.60 -7.64	5.71	7.64	12,000	5.70

1,952,807	3.30 -7.64	5.82	4.85	1,650,140	4.48

As of March 31, 2007, there was US$86,501 unrecognized share-based compensation cost relating to options granted under the 1997 Plan and the 2005 Plan. That deferred cost is expected to be recognized over a weighted-average vesting period of one year. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

The fair value per option granted during the fiscal years ended March 31, 2007 and 2006 was estimated on the date of grant using the Black-Scholes option pricing model to be US$0.9671 to US$2.09, on a weighted-average basis. The fair values of the options granted were estimated on the date of grant using the following assumptions:

	2008*	2007
Risk-free interest rate	—	4.51% -4.54%
Expected dividend yield	—	0%
Expected option life	—	5 - 7 years
Expected stock price volatility	—	37.71% -38.47%

*	No option was granted during the fiscal year ended March 31, 2008.

The expected option life is determined by considering the past exercising history. The weighted average grant date fair value of the options granted during the fiscal year ended March 31, 2007 was US$1.32.

28.	COMPARATIVE AMOUNTS

Certain comparative balances in the consolidated financial statements have been reclassified to conform with the current year's presentation.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

29.	CONDENSED FINANCIAL INFORMATION

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries (the “PRC Subsidiaries”) are restricted in their ability to transfer certain of their net assets to Global-Tech in the form of dividend payments, loans, or advances. The amounts restricted include net assets of the PRC Subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB265,355,365 (approximately US$37,843,036) as of March 31, 2008.

The following is the condensed financial information of Global-Tech on a stand-alone basis:

Balance sheets

	2008	2007
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	14,837,564	21,760,287
Available-for-sale investments	—	14,865,400
Prepaid expenses	36,274	35,947
Deposits and other assets	33,198	261,259

Total current assets	14,907,036	36,922,893

Interests in subsidiaries	63,566,252	42,809,597

Total assets	78,473,288	79,732,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other accrued liabilities	230,450	352,246

Total liabilities	230,450	352,246

Shareholders’ equity:
Common stock, par value US$0.01 per share; 50,000,000 shares authorized; 12,908,255 and 12,902,755 shares issued and outstanding as of March 31, 2008 and 2007	129,083	129,028
Preferred stock, par value US$0.01 per share; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	84,222,582	84,154,401
Accumulated deficit	(4,714,141)	(287,028)
Accumulated other comprehensive income (losses)	3,098,761	(122,710)
Less: Treasury stock, at cost, 679,147 shares as of March 31, 2008 and 2007	(4,493,447)	(4,493,447)

Total shareholders’ equity	78,242,838	79,380,244

Total liabilities and shareholders’ equity	78,473,288	79,732,490

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

29.	CONDENSED FINANCIAL INFORMATION (continued)

Statements of operations

	2008	2007	2006
	US$	US$	US$
Net sales	—	—	—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	(739,742)	(1,978,827)	(1,517,660)

Operating loss	(739,742)	(1,978,827)	(1,517,660)
Interest income, net	1,175,121	2,683,384	2,052,856
Equity in losses of subsidiaries	(6,458,631)	(1,775,469)	(13,884,306)
Other income (expenses), net	1,596,139	(95,789)	2,125,716

Net loss	(4,427,113)	(1,166,701)	(11,223,394)

Statements of cash flows

	2008	2007	2006
	US$	US$	US$
Cash flows from operating activities:
Net loss	(4,427,113)	(1,166,701)	(11,223,394)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Employee benefits on shares issued to an employee	1,969	—	—
Provision for (reversal of) stock compensation expense on options granted, net	56,487	1,123,577	(233,892)
Equity in losses of subsidiaries	6,458,631	1,775,469	13,884,306
Changes in operating assets and liabilities:
Prepaid expenses	(327)	9,195	(45,142)
Deposits and other assets	228,061	(157,760)	138,615
Other accrued liabilities	(121,796)	25,005	110,019

Net cash provided by operating activities	2,195,912	1,608,785	2,630,512

continued/…

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2007 AND 2006

29.	CONDENSED FINANCIAL INFORMATION (continued)

Statements of cash flows (continued)

	2008	2007	2006
	US$	US$	US$
Cash flows from investing activities:
Purchase of available-for-sale investments	—	(34,071,106)	(63,062,750)
Proceeds from disposal of available-for-sale investments	14,672,506	37,973,452	77,370,924
Decrease in callable deposit	—	—	4,650,000
Repayment from (advances to) subsidiaries	(21,942,192)	570,366	(16,231,886)
Capital injection into subsidiaries	(1,858,699)	—	—

Net cash provided by (used in) investing activities	(9,128,385)	4,472,712	2,726,288

Cash flows from financing activities:
Proceeds from stock options exercised	9,750	—	—

Net cash provided by financing activities	9,750	—	—

Net increase (decrease) in cash and cash equivalents	(6,922,723)	6,081,497	5,356,800
Cash and cash equivalents at beginning of fiscal year	21,760,287	15,678,790	10,321,990

Cash and cash equivalents at end of fiscal year	14,837,564	21,760,287	15,678,790

Supplemental schedule of non-cash activities:
Non cash dividend	—	—	2,351,665

(a)	Basis of preparation

For the purposes of the preparation of the parent company only condensed financial information, the Company records its interests in direct and indirect subsidiaries under the equity method of accounting as prescribed in APB opinion No.18, The Equity Method of Accounting for Investments in Common Stock. Such interests, together with the advances to subsidiaries, are presented as "Interests in subsidiaries" in the balance sheets and share of the direct and indirect subsidiaries' income or losses as "Equity in losses of subsidiaries" on the statements of operations.

(b)	Commitments

Global-Tech has provided a letter of support to certain of its subsidiaries indicating its commitment to continue to provide financial assistance.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech’s Registration Statement on Form F-1, SEC File No. 333-8462 (the “Registration Statement”)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

4.1	Commission Agreement between Global-Tech and Eyal Lior. (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham. (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C.K. Sham. (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

4.5	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7	Lease Agreement between Global-Tech and Wing Shing Products Company Limited. (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002. (Incorporated herein by reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12	Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

E-1

EXHIBIT INDEX

Exhibit Number	Description of Document
4.14	Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

4.16	Supplemental advice letter dated September 30, 2000 from HongkongBank. (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17	Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18	Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.19	Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited. (Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Pentalpha HK Ltd. (Incorporated herein by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.21	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Wing Shing Products (BVI) Co, Ltd. (Incorporated herein by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.22	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Kwong Lee Trading Co. Ltd.(Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.23	Credit Facility Agreement dated December 5, 2002 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.23 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.24 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank (Incorporated herein by reference to Exhibit 4.25 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.26	Banking facilities letter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd. and HongkongBank. (Incorporated herein by reference to Exhibit 4.26 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

E-2

EXHIBIT INDEX

Exhibit Number	Description of Document
4.27	Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.28	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.28 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.29	Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd. (Incorporated herein by reference to Exhibit 4.29 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.30	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.31	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.32	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.33	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. . (Incorporated herein by reference to Exhibit 4.35 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.34	Credit Facilities Agreement dated November 18, 2005 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Limited. . (Incorporated herein by reference to Exhibit 4.36 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.35	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. . (Incorporated herein by reference to Exhibit 4.37 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.36	Credit Facilities Agreement dated March 21, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. . (Incorporated herein by reference to Exhibit 4.38 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.37	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. . (Incorporated herein by reference to Exhibit 4.39 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.38	2005 Stock Option Plan of Global-Tech. . (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.39	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited. (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.40	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co Ltd. . (Incorporated herein by reference to Exhibit 4.42 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

4.41	Banking Facility Letter dated September 20, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. . (Incorporated herein by reference to Exhibit 4.43 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

4.42	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. . (Incorporated herein by reference to Exhibit 4.44 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

8.1	List of Subsidiaries. *

11.1	Code of Ethics. (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer. *

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer. *

13.1	Certification by Chief Executive Officer. *

13.2	Certification by Acting Chief Financial Officer. *

15.1	Consent of Independent Registered Public Accounting Firm *

15.2	Consent of Independent Registered Public Accounting Firm. *

15.3	Consent of Independent Registered Public Accounting Firm. *

*	Filed Herewith

E-3