Form 20-F
period 2009-03-31
GLOBAL-TECH ADVANCED INNOVATIONS INC.
filed 2009-09-30
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                                                       to

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Exact Name of Registrant as Specified in its charter and Translation of Registrant’s Name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, par value $0.04 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

3,227,064 Common Shares, par value $0.04 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the proceeding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item that the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

The terms “Global-Tech,” “we,” “the Company,” the “Group,” “us” and “our” as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Advanced Innovations Inc. (formerly known as Global-Tech Appliances Inc.), a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms “China,” “Hong Kong” and “Macau” as used in this annual report refer to the People’s Republic of China, the Hong Kong Special Administrative Region of China and the Macau Special Administrative Region of China, respectively.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2009,” for example, refers to the fiscal year ended March 31, 2009.

Our financial statements are reported in U.S. dollars (see Note 3(o) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars.

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

The selected consolidated statement of operations data for the fiscal years ended March 31, 2007, 2008 and 2009 and the selected consolidated balance sheets data as of March 31, 2008 and March 31, 2009 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2005 and 2006 and the selected consolidated balance sheets data as of March 31, 2005, March 31, 2006 and March 31, 2007 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2005 (1)	2006	2007	2008	2009
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$41,851	$73,812	$60,291	$105,543	$87,387
Cost of goods sold	(44,595)	(69,817)	(56,763)	(94,976)	(81,500)

Gross profit (loss)	(2,744)	3,995	3,528	10,567	5,887
Selling, general and administrative expenses	(16,054)	(18,011)	(12,454)	(12,803)	(13,075)
Other operating income (loss), net	(810)	2,380	608	(143)	1,674

Operating loss	(19,608)	(11,636)	(8,318)	(2,379)	(5,514)
Interest income, net	967	1,223	1,437	1,704	533
Other income (expenses), net	31	(846)	1,728	(1,809)	432
Loss on dissolution of a subsidiary	—	—	—	—	(1,029)
Gain on disposal of subsidiaries	—	—	3,952	—	158
Share of losses of jointly-controlled entities	—	—	(187)	(346)	—

Loss before income taxes	(18,610)	(11,259)	(1,388)	(2,830)	(5,420)
Benefit from (provision for) income taxes	(33)	23	144	(1,597)	(421)

Net loss before minority interests	(18,643)	(11,236)	(1,244)	(4,427)	(5,841)
Minority interests	20	13	77	—	—

Net loss	$(18,623)	$(11,223)	$(1,167)	$(4,427)	$(5,841)

Basic and diluted loss per share of common stock	$(6.10)	$(3.67)	$(0.38)	$(1.45)	$(1.91)

Basic and diluted weighted average number of shares of common stock(2)	3,054	3,056	3,056	3,057	3,051

(1)	For fiscal 2005, other operating loss of $810,000 representing a contingent loss provision was reclassified from selling, general and administrative expenses to other operating income (loss), net.
(2)	The Company executed a 4-for-1 reverse stock split of its common stock effective from December 10, 2008. All numbers have been adjusted to reflect this reverse stock split on a retroactive basis.

	At March 31,
	2005	2006	2007	2008	2009
	(In thousands)
Balance sheet data:
Working capital[1]	$58,167	$53,071	$50,559	$43,995	$46,362
Total assets	104,013	98,080	100,281	108,725	103,914
Net assets[2]	90,261	79,349	79,380	78,243	74,201
Total debt[3]	38	38	—	1,600	—
Shareholders’ equity	90,261	79,349	79,380	78,243	74,201

[1]	Working capital is the excess of current assets over current liabilities.
[2]	Net assets are the excess of total assets over total liabilities and minority interests.
[3]	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and non-current portion of long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We are required under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) to include a management’s report that provides an assessment of the effectiveness of the Company’s internal control over financial reporting. Further, Section 404 requires that the Company’s external auditor report on the effectiveness of the Company’s internal control over financial reporting beginning with our annual report on Form 20-F for our fiscal year ending on or after December 15, 2009. Although we engaged an external consultant to review our internal control structure and procedures over financial reporting to comply with the requirements of Section 404, there is no assurance that our external auditors will ultimately be satisfied with the effectiveness of internal control over our financial reporting. This could result in a decline of our stock value due to the loss of investors’ confidence in the reliability of our financial statements, and the Company may be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require the commitment of additional financial and management resources.

Inherent limitation on Internal Control. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management decision. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it may be possible to design into the process safeguards to reduce, though not eliminate, this risk.

Inherent uncertainty in preparation of financial statements. The consolidated and condensed consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to changes in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations.

Disruptions in the financial and credit markets. Disruptions in the financial and credit markets may adversely impact the availability and cost of credit and the spending of our customers as well as our ability to raise additional capital, which could adversely affect our business, results of operations and financial condition. As noted in the discussions of other risks that we face, demand for our products and services depends in large part upon the expenditures by many of our customers. Decreased capital and customer spending, as well as our potentially limited access to additional funds, could have a material adverse effect on the demand for our products and our business, results of operations and financial condition. Disruptions in the financial markets, including the bankruptcy or restructuring of certain financial institutions, may adversely impact the availability of credit already arranged and the availability and cost of credit in the future. Our failure to obtain additional funds, if need be, to meet payment obligations and working capital requirements could have a material adverse effect on our business. In addition, the disruptions in the financial markets may also have an adverse impact on regional economics or the world economy, which could negatively impact the capital and maintenance expenditures of our customers. There can be no assurance that government responses to the disruptions of the financial markets will restore confidence, stabilize markets or increase liquidity and the availability of credit.

Our business could be materially and adversely affected by the effects of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other epidemics or outbreaks. In April 2009, an outbreak of H1N1 flu (swine flu) first occurred in Mexico and quickly spread to other countries, including the U.S. and China. In the last decade, China has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Any prolonged occurrence or recurrence H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other adverse public health developments in China or the U.S. may have a material adverse effect on our business and operations. These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products. Potential outbreaks in China could also lead to temporary closure of our manufacturing facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.

Unsecured cash, cash equivalents and short-term investments. We have cash and short-term cash equivalent instruments which are invested with third party financial institutions that may not be insured or exceed the insurance limits of the Federal Deposit Insurance Corporation (“FDIC”) or other government insurance agencies. While we make an effort to monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. To date, we have experienced no loss or lack of access to cash in our operating accounts. We also invest excess cash in immediately available and short-term interest bearing cash equivalent instruments. If a commercial bank or financial institution in which we have our funds deposited should become insolvent or be taken over by the FDIC or other governmental insurance agencies, we could have significant unrecoverable cash deposits. A loss in cash deposits would have an adverse impact on our business, results of operations and financial condition.

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and over 95% of the net book value of our total long-lived assets is located there. We sell products to companies based principally in North America, China and Europe. Consequently, our international operations and sales may be subject to the following risks, among others:

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

Renminbi revaluation. We sell a significant portion of our products to North American customers FOB China. These sales are generally denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Although certain raw materials, material components and capital equipment are purchased using a variety of currencies, including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, the majority are purchased with Hong Kong dollars. The Hong Kong dollar is currently pegged to the U.S. dollar at a rate of approximately HK$7.8 to US$1.0. Until 2006, in the aggregate, we were not significantly affected by exchange rate fluctuations and therefore have not hedged our positions.

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

On July 21, 2005, the PBOC decided to abandon its policy of pegging the Renminbi to the U.S. dollar and instead decided to link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi to 8.11 to the U.S. dollar from 8.28 as the Chinese government took its first step towards a floating currency. During our fiscal 2009 the Renminbi was allowed to appreciate to between 6.8286 and 7.0007 to the U.S. dollar and subsequently it has appreciated to 6.817 as of September 25, 2009. This appreciation has made Chinese products more expensive for U.S. companies. To the extent our operations are based in China, we are exposed to foreign exchange risk with respect to the Renminbi, which could adversely impact our financial position and results of operations.

Credit terms in the PRC. Some of the Company’s major customers in the PRC are granted credit terms of up to 180 days. Most of the other customers are granted 60 days from the end of the month of shipment. The Company obtains credit insurance when available but a default by any of its major customers in their obligation to pay us would have a material adverse effect on our financial position and results of operations.

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

Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. In 2001, China was admitted to the World Trade Organization (“WTO”), and is now entitled to the full trading rights afforded a WTO member country. There can be no assurance, however, that China will continue to pursue and implement favorable economic reform policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without prior notice.

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

Changes in the PRC’s labor law. In June 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labour Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which can only be terminated in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. If the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, the Company could incur material severance payments to employees under this new law. This new law can be expected to exacerbate the adverse effect of labor inflation on the Company’s economic environment and its results of operations and financial condition.

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

Cost and availability of labor. There is an emerging trend of a shortage of supply of migrant workers in China, particularly in Guangdong Province where our factory is located. Both in numbers and in skill, the labor force in China cannot keep up with the current speed of economic development. We have adjusted salaries and fringe benefits in order to attract and retain an adequate labor force. This trend of labor shortages is expected to continue and will likely result in further increase in wages as companies seek to retain their existing work force. In the coming year, we expect that both a potential shortage of labor and increasing costs will impact our manufacturing operations, which could adversely affect gross margins.

Change in taxation. The Company is subject to a lower overall effective tax rate than some U.S. domiciled corporations because of the location of its business operations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, China and the United States. Our executive and administrative offices are located in Hong Kong and our manufacturing facilities are in China. Our customers are located primarily in the United States and China. Changes in tax laws could have a material adverse effect on our results of operations. One of our subsidiaries in China, Dongguan Wing Shing Electrical Products Factory Company Limited (“Dongguan Wing Shing”), was subject to a preferential tax rate of 27% (24% reduced tax rate plus 3% local income tax rate) for the calendar years ended December 31, 2007. Dongguan Wing Shing houses our manufacturing facilities that incur a significant portion of manufacturing overhead and the finished products manufactured at Dongguan Wing Shing are sold to our other subsidiaries. The transfer pricing used could be challenged by the tax authorities which could subject us to material increases in taxation. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited (“Dongguan Lite Array”), which is entitled to a tax concession period (“Tax Holiday”) whereby it is exempt from corporate income taxes for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. Dongguan Lite Array started its first profit-making year under its Tax Holiday for its calendar year ended December 31, 2007. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a new PRC Corporate Income Tax Law

(the “New CIT Law”) was approved and became effective on January 1, 2008. The New CIT Law introduced a wide range of changes which included, but are not limited to, the unification of the income tax rate for domestic–invested and foreign–invested enterprises at 25%. Our former subsidiary in Macau, Pentalpha Macau Commercial Offshore Limited, which was liquidated in July 2008, was not subject to taxation in Macau in accordance with Macau tax regulations from inception through the year ended March 31, 2009.

In fiscal 2005, our U.S. subsidiary, Lite Array, Inc, a Delaware corporation, engaged in the trading of raw materials for small molecule organic light emitting diode (“OLED”) technology for our other subsidiaries. The sales amount was immaterial and we subsequently ceased trading OLED products. There should be no taxable income recognized as the sales amount was not sufficient to cover the expenses incurred during the period and there were tax losses carried forward from prior years. Lite Array, Inc. has been inactive since fiscal 2006. At this stage, we do not believe that our current method of operations subjects us to U.S. taxes. There can be no assurance, however, that U.S. taxes could not be imposed on an additional portion of our income. The imposition of material U.S. income taxes could have an adverse effect on our results of operations.

Dependence on major customers. Sales to five major customers accounted for 72.5%, 70.5% and 80.1% of our net sales during each of fiscal 2009, 2008 and 2007, respectively. The Electrolux Group, which was formerly known as The Eureka Company (“Electrolux”) was our largest customer in fiscal 2009 and sales to Electrolux accounted for 47.8% of our net sales in fiscal 2009 compared to 43.3% of our net sales in fiscal 2008. Royal Appliance Manufacturing Company (“Royal”), previously a major floor care company, was a major customer and sales to Techtronic Industries Limited (“TTI”) group, which includes Royal, accounted for 8.5% of our net sales in fiscal 2009 compared to 15.3% of our net sales in fiscal 2008. Electrolux is not contractually obligated to purchase floor care products from us, and we only sell to them on the basis of individual purchase orders when received.

On December 17, 2002, TTI and Royal jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced a merger with Royal. Since completion of the merger, Royal is operating as a wholly-owned subsidiary of TTI. TTI, like the Company, is a vertically integrated electrical products manufacturer based in Hong Kong and China. During fiscal 2008, the Company requested substantial price increases from TTI to compensate for cost increases we had incurred. TTI did not accept our price increases and thus when they replaced certain floor care models, we were not asked to quote on the new models. Our business with TTI is now minimal.

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

Cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and are subject to price increases in these raw materials. The plastic resins we use are derived from natural gas liquids, and prices of these plastic resins have fluctuated in line with the fluctuation in natural gas and crude oil prices, as well as the relative capacity, supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. During fiscal 2009, the price of plastic decreased 3.9% overall but subsequently has increased as a result of the recovery in crude oil prices. We have no long-term supply contracts for the purchase of plastic resin, but we generally maintain a 30-day supply. We have limited ability to increase product prices in response to plastic resin or other material cost increases. We closely monitor crude oil prices that normally affect the price of plastic resin and our inventory levels to ensure we can complete our orders on hand. If our reserves are not sufficient for our production requirements, we have to buy plastic resin at potentially higher prices in order to meet our delivery schedules. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our continuing inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins will have a material adverse effect on our business, results of operations and financial condition.

Security of bank accounts in the PRC. The Company has a number of bank accounts in the PRC to satisfy lines of credit, exchange regulations and banking facilities and to support its operations. None of these accounts are insured by the government. In the event there was a credit crisis in the PRC or a run on the bank, our accounts would be vulnerable for loss and this would have a material adverse effect on our financial condition.

Change in global financial and credit markets. Global financial and credit markets have been, and continue to be, extremely unstable and unpredictable. Worldwide economic conditions have been weak and could deteriorate further. The instability of the markets and weakness of the global economy has adversely affected, and could continue to effect adversely, the demand for our customers’ products, the amount, timing and stability of their orders to us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them and/or our suppliers’ and customers’ ability to fulfill their obligations to us and/or the ability of our customers, our suppliers or us to obtain credit. These factors have and could continue to affect our operations, earnings and financial condition adversely. This instability also could affect the prices at which we could make any such sales, which also could adversely affect our earnings and financial condition.

New product category. In 2005, we entered the consumer electronic products business concentrating on display-oriented products. Our subsidiary, Global Display Limited (which subsequently changed its name to Global Household Products Limited) developed a range of consumer products incorporating high-definition flat panel displays (“FPDs”) that utilized liquid crystal displays (“LCDs”), plasma display panels (“PDPs”), liquid crystal on silicon (“LCOS”), optical, and digital display technologies. Lite Array had been developing a range of display modules utilizing proprietary OLED technology. Since we had no commercial success in these new product categories and there was no assurance that we would do so in the future, we were required to provide for impairment of our long-lived assets since the carrying amount of our long-lived assets exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. In addition, we had to write-down the value of the related inventories to market value. Any future impairment or write-down of inventory arising from a lack of commercial success in a new product category would have a negative impact on our business and results of operations.

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

Proprietary technology; patent protection. We hold a number of patents registered in various jurisdictions, including the United States, the United Kingdom, Germany, France and China, and hold the exclusive rights with respect to certain technology included in our products. We rely considerably upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in Western countries. We currently maintain property damage insurance in the aggregate of approximately $83.4 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $21.5 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”) and family members of directors of the Company beneficially own approximately 61.8% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 44% by Kwong Ho Sham and 56% by John Sham, both of whom are directors. Voting control of Wing Shing Holdings is held approximately 34.3% by Kwong Ho Sham and approximately 65.7% by John Sham. As a result, Wing Shing Holdings and its shareholders and family members are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

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

British Virgin Islands company. Our corporate affairs are governed by our memorandum and articles of association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, our shareholders may have more relative difficulty protecting their interests against certain actions by our board of directors or principal shareholders than similarly situated shareholders of a corporation incorporated in another jurisdiction. Please see details under “Item 10—Additional Information.”

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

Our status as a foreign private issuer. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). As such, we are exempt from certain of the reporting requirements under the Exchange Act and corporate governance standards of Nasdaq Stock Market (“Nasdaq”). Because of these exemptions, investors are not afforded the same protection or information generally available to investors holding shares in public companies organized in the United States or traded on the Nasdaq. However, the Nasdaq does not exempt foreign private issuers from independent audit committee requirements and we are required to disclose any significant ways our current corporate governance practices differ from those followed by domestic companies under the Nasdaq listing standards. In addition, our Chief Executive Officer must notify the Nasdaq if one of our executive officers becomes aware of any material non-compliance with any applicable Nasdaq corporate governance listing standards to the Nasdaq. Please see “Item 16G-Corporate Governance” for more information.

Reciprocal enforcement of foreign judgments. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

Delisting of our common shares. Our Common Stock is currently quoted on the Nasdaq Capital Market. The Company must satisfy certain minimum listing maintenance requirements to maintain such quotation, including a series of financial tests relating to shareholders equity or net income or market value, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 per share for the Common Stock. If our Common Stock is delisted from the Nasdaq Capital Market, then our Common Stock may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. Delisting from The Nasdaq Capital Market could make trading the Common Stock more difficult and expensive for the Company to raise additional capital.

Item 4.	Information on the Company.

A.	History and development of the Company.

Our legal name is Global-Tech Advanced Innovations Inc. (formerly known as Global-Tech Appliances Inc.), and we were organized as an international business company under the laws of the British Virgin Islands on May 2, 1991 and became a publicly traded entity on April 7, 1998. The address of our registered office in the British Virgin Islands is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands, and the telephone number at that address is (284) 494-5296.

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

Effective fiscal 2007, the Company operates in three business segments; home appliances, electronic components and others. “Electronic Components” and “Others” segments, which were previously grouped with home appliances as a single segment in previous years became reportable segments during fiscal 2007, as the Company started to manage them separately and also due to the increase in the relative net sales of the electronic components business in fiscal 2007. The “Others” segment comprises a number of immaterial product line/units and development programs that have not materialized to date into full product businesses, and none of these units has ever individually met the quantitative thresholds for determining a reportable segment. The chief operating decision maker evaluates the results of each segment in assessing performance and allocating resources among the segments.

Home appliance business

Our core business for over thirty years has been designing, manufacturing and selling small electrical household appliances to brand marketers in developed countries. While our products and product categories changed over time, the total market that we serve remains relatively stable. It is our aim to offer reliable, high-quality Original Equipment Manufacturer (“OEM”) manufacturing as a partner to U.S. and other companies that need to procure finished products from the Far East for competitive reasons, but also need to protect their brands’ reputations.

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

Initially, we manufactured personal care products, the least complex category in small electrical appliances. However, by 2001, we had become less competitive in this product category compared to other Chinese manufacturers that did not have a Hong Kong staff or development programs and we decided to de-emphasize this product category and begin to redirect our efforts. At the same time, we expanded our electric motor expertise and entered the floor care product category. Floor care products require sophisticated and complex manufacturing equipment and processes and we made significant investments to upgrade our facility to meet our customer’s requirements.

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

One of our key strategies that historically aided our business success was our emphasis on Original Design Manufacturing (“ODM”) as an alternative to contract manufacturing. We designed, engineered and tooled our own products and offered them for sale to well-known household appliances companies for sale under their own brand names. This was particularly effective with kitchen appliances since brand marketers could introduce our products to the market with minimum upfront investment on their part and satisfy the retailers’ need for differentiation and novelty. However, in recent years, with the continuing pricing pressures, maintaining an ODM infrastructure of designers and engineers became cost prohibitive. As a result, unless we know a customer’s particular need for a product, we can no longer afford to allocate the resources needed for engineering, prototyping or tooling. Thus, in our home appliance business, we are now concentrating on being a high-quality OEM for one major floor care customer.

A significant portion of our home appliance sales are made in U.S. dollars. U.S. and European sales for our products accounted for 77.2% and 10.8%, respectively, of our net sales during fiscal 2009, as compared to 82.0% and 9.4%, respectively, of our net sales during fiscal 2008 and 73.8% and 15.3%, respectively, of our net sales during fiscal 2007.

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

Initially we acquired Lite Array, Inc. a U.S. based technology company involved in thin film electroluminescent displays (“TFEL”) and OLED. We sold Lite Array’s TFEL factory in China in 2003, but maintained its OLED program.

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

As a result of a dramatic decline in prices for flat panel televisions in the U.S. and Europe and our late entry into this venture, we were not successful in securing major customers for our consumer LCD televisions, resulting in our inventory devaluing on a monthly basis. Towards the end of fiscal 2005, we realized that a change of strategy was needed and ceased our commercial efforts with respect to flat panel LCD televisions. During fiscal 2006, we liquidated our remaining flat panel display assets and reduced our workforce. Additionally, due to declining market prices for OLED displays, we decided to revise our OLED strategy. Accordingly, we combined our efforts with Anwell Technologies Limited (“Anwell”), a public company in Singapore by establishing a jointly controlled entity to develop a more cost effective process for producing OLED equipment rather than just marketing OLED displays.

Between the cessation of the flat panel TV and the redirection of our OLED programs, we took significant impairment charges but dramatically reduced our overhead and development costs, which reduced our fixed and SG&A costs by approximately $4.8 million per annum on an ongoing basis.

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market CMOS (complementary metal oxide semiconductor) camera modules (“CCMs”) to cell phone manufacturers in China and to develop household electronic products incorporating optical systems. In fiscal 2009 our net sales of CCMs were $34.5 million which represented a 13.0% decrease over fiscal 2008 net sales of $39.0 million. The decline was primarily due to the economic downturn affecting cell phone sales in China and lower prices. In order to expand our business with our PRC based telecommunications customers, we invested in late 2008 in equipment and assembly lines to perform Electronic Manufacturing Services (“EMS”) and assembly for them. Revenues from these activities in fiscal 2009 were $1.8 million which are included in the “Others” segment. At present due to the capital intensity of this program, we will evaluate the program for a year before we determine whether to invest in any further expansion of these telecom services.

We believe the opportunity to sell CCMs and other electronic components to cellular phone and PDA manufacturers in the PRC is a promising business for us albeit currently at commodity type margins. At present we source the sensors and lenses so that we can apply our resources to operate a top quality clean room in our manufacturing facility in the PRC for low-cost assembly and concurrently concentrate on product enhancements and differentiation. We also are developing products that incorporate CCMs for non-telecom applications, our primary focus being on disposable medical instruments for the Chinese market, and security products. All of our customers for electronic components are presently in the PRC or Hong Kong and we sell in U.S. dollars or Renminbi.

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

Home Appliances

Our business strategy is to be the highest quality, efficient manufacturer of complex small electrical appliances and a reliable partner for no more than two brand marketers. We have invested in a number of core competencies to support our strategy, as well as productivity improvements to try and attain adequate returns.

We are attempting to establish cooperative relationships with our principal customer to save them money and improve their competitiveness. Since our largest customer is a manufacturer itself, we have to prove working with us gives them an economic benefit. We believe this can be done with a combination of the following:

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

Expansion of manufacturing capabilities. We invest either directly or indirectly in all the equipment needed to manufacture our products. When we entered the floor care business we added electric motor manufacturing to our processes six years ago. We also have built specialty life testing rigs and clean rooms as well as investing in major injection molding equipment to allow us to make large parts.

Cost reduction engineering. We dedicate our limited engineering resources to implementing our customers’ detailed designs and working on cost reduction programs concentrating on process efficiency, material substitution and weight reduction.

Electronic Components

Our strategy for electronic components evolved from our efforts to sell OLED displays to cellular phone manufacturers in the PRC. Our targeted “second tier” customers, however, were more interested in incorporating cameras and video using their existing STN-LCD screens than paying a premium for an OLED screen despite its better performance. We therefore diverted some of our technical resources from our display group and hired experienced process engineers in the PRC to enter the CCM business. Our near term strategy is to produce other components for our existing PRC based CCM customers and to offer contract manufacturing services for printed circuit boards and other cell phone components. Longer term we expect to expand our product line by using sensors in applications other than cell phones, starting with PDAs and then expanding into non telecom applications such as home security and medical.

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and only available from a few vendors. We have established relationships with a major sensor company that views our PRC based operation as a good partner to access many of the PRC cellular phone manufacturers and other opportunities in the PRC. Additionally we receive technical support from our lens and connector suppliers, which enables us to expand our product line.

Innovative product development. We research applications for CCMs either as a component or a critical feature of an electronic product. Our main emphasis currently is in developing higher pixel count CCMs and a disposable medical device for the PRC market.

Superior quality PRC based manufacturing. Utilizing our clean room expertise initially learnt from OLED production, we have been able to produce CCMs with high quality standards, which allows some of our PRC-based customers to purchase CCMs in the PRC rather than importing them from Korea or Taiwan.

Expansion of manufacturing capabilities. We have invested in all of the equipment needed to assemble modules in a Class 1,000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality. We expanded our facility during fiscal 2008 as demand for CCMs continued to grow, we have sufficient capacity to support steady growth in this business.

Others

We have invested in automated surface mount technology (“SMT”) assembly and testing apparatus to offer contract manufacturing services to our cell phone customers in the PRC. Our initial strategy was to secure one or two accounts to learn how to build a larger, more profitable operation and our initial efforts in fiscal 2009 produced mixed results, primarily due to declining prices for such services. However with increased activity that we have experienced recently the business is expected to be profitable. However, the decision to expand our telecommunications EMS will not be made until there is greater clarity on profitability in this business, particularly since investment in SMT machines is significant. The rest of “others” includes the remnants of businesses that are no longer core to the Company’s future and the results are not material to the consolidated financial statements.

Products

Home Appliances

In our home appliance business, we primarily manufacture floor care products along with a few small electrical household appliance products. During fiscal 2009, 2008 and 2007, ODM products accounted for 1.5%, 10.9% and 24.5% respectively, of our net sales in our core business excluding tooling income, with the balance of our net sales being from contract manufacturing performed according to product specifications provided by customers. In fiscal 2009, we produced approximately 2.6 million appliance units.

The following table reflects our net sales for each significant product category in fiscal 2009, 2008 and 2007:

	Fiscal Years Ended March 31,
	2009	2008	2007
	(In thousands)
Product category:
Floor care products	$45,410	$56,272	$35,906
Kitchen appliances	1,177	2,274	5,394
Others (1)	4,219	6,825	5,532

Total	$50,806	$65,371	$46,832

(1)	Includes electric motors for floor care, garment care and travel products, environmental care products, personal and health care products and accessories for each of our product categories as well as tooling income for procurement, design and manufacturing of tooling and molds.

Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 89.4% 86.1% and 76.7% of our net sales in our home appliance business in fiscal 2009, 2008 and 2007, respectively. As a contract manufacturer, our sales in this category have been principally driven by our product quality, testing systems, sophisticated electric motor production, and our tooling and injection molding machinery for large plastic parts which are already in place. We believe that we will continue contract manufacturing for our key customer for the next few years but will continue having difficulty improving margins.

Kitchen appliances. We began manufacturing kitchen appliances in fiscal 1992, and focused much of our ODM design and development efforts in this area over the next ten years. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, and indoor grills. Kitchen appliances represented 2.3%, 3.5% and 11.5% of our net sales in our home appliance business in fiscal 2009, 2008 and 2007, respectively.

Others. As part of our ongoing business relationship, we sold electric motors to TTI for incorporation in floor care products they manufacture in-house and for those models we used to produce for them.

Electronic Components

We started manufacturing CCMs early in fiscal 2006 primarily utilizing 0.3 megapixel CMOS sensors. Sales in fiscal 2009, 2008 and 2007 were $34.5 million, $38.9 million and $12.3 million respectively. We have expanded our CCM business by introducing and offering 1.3, 2.0 and 3.0 megapixel models in fiscal 2009 and are developing an automatic focus feature and higher resolution cameras modules to be introduced in fiscal 2010.

Others

We introduced the “Intellicorder” home security device utilizing our CCM technology in 2006 and sales to our customers in Europe and the US were approximately $309,000, $313,000 and $734,000 in fiscal 2009, 2008 and 2007, respectively. We also developed after market car audio and video products in 2007 and sales were approximately $3,000 and $895,000 in fiscal 2009 and 2008, respectively. We started our EMS business by providing surface mount technology (“SMT”) processing and assembly of cellular phones in fiscal 2009 generating manufacturing service income of $1.8 million. We discontinued selling car audio and other display products in fiscal 2008.

Product Design and Development

Our core business has been designing, manufacturing and selling a wide range of electrical household appliances for brand marketers in developed countries. We are, however, continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. It is our long-term strategy to gradually diversify and transform a portion of our manufacturing facility located in Dongguan in PRC to produce higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong. We have redirected our development programs and increased the technical staff in China to streamline and refocus our efforts.

Home Appliances

We recently determined that our design and development efforts would be limited to supporting our existing customers’ programs. As the business became more and more commoditized, we could no longer justify the investment needed to support any further independent design or product development efforts.

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

Our expenditures for design and development of home appliance products were approximately $0.7 million in fiscal 2007, $0.5 million in fiscal 2008 and $0.2 million in fiscal 2009, and are expected to be at this level going forward.

Electronic Components

The development group for electronic components consists of a small team of software and optical engineers in our office in Shenzhen supported by a large number of process, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our principle sensor supplier for new technology and expanded features.

Our expenditures for design and development of electronic components were $0.3 million, $0.3 million and $0.2 million in fiscal 2009, 2008 and 2007, respectively.

Others

The principle development work in “others” over the last two years has been on medical devices and some solar devices. Development expenses for others were $183,000, $275,000 and $286,000 in fiscal 2009, 2008 and 2007, respectively.

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

One of our buildings has been converted into a high-tech facility for our electronic component and telecom manufacturing service business operated as Dongguan Lite Array Company Limited (“DGLAD”). Clean rooms of over 3,300 square meters have been constructed. DGLAD has separate management and a workforce experienced in technology manufacturing.

Generally, our production schedule is based on purchase orders and forecasts received from our customers once tooling is completed, typically covering a period of three to six months. The first 45 days of orders to be shipped pursuant to the forecasts are generally firm. Later shipments often vary from initial forecasts, depending on the needs of the customer. There are no binding agreements for forecasted orders and thus forecasted orders may be canceled at any time without penalty to the customer or recourse to us. To the extent that a material percentage of forecasted orders from customers are canceled, we could suffer a loss on long-lead item components.

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

Since our CCM manufacturing capacity was constrained throughout fiscal 2008, we expanded our DGLAD clean rooms four times in fiscal 2008 and added surface mount, assembly and testing equipment. We now have in place the capacity to produce up to 3 million CCMs a month and expect to be operating at close to capacity at certain peak demand periods in fiscal 2010.

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

We ship our CCMs directly to our PRC customers, most of whom are located in Guangdong province or ship to export customers from our warehouse in Hong Kong. Title in the PRC is transferred when the delivery note is “acknowledged” by the customer. Title for shipments from our warehouse passes when the customer takes physical delivery of the goods.

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

Major Customers

Sales to our major floor care customer Electrolux started in 2004 and represented 33.5%, 43.3% and 47.8% of our net sales in the three fiscal years ended March 31, 2007 to 2009. Sales to Electrolux increased in dollars from $20.2 million or 33.5% of net sales in fiscal 2007 to $45.7 million or 43.3% of net sales in fiscal 2008, and decreased to $41.8 million or 47.8% of net sales in fiscal 2009. Sales to TTI including Royal (which sells under the brand name Dirt Devil), amounted to 32.4%, 15.3% and 8.5% of net sales in the three fiscal years ended March 31, 2009. Sales of floor care products to, TTI and Royal decreased in dollars from $19.5 million or 32.4% of net sales in fiscal 2007 to $16.2 million or 15.3% of net sales in fiscal 2008, and decreased to $7.4 million or 8.5% of net sales in fiscal 2009. On December 17, 2002, TTI and Royal, jointly announced that they had entered into a definitive agreement for TTI to acquire Royal. Effective April 23, 2003, TTI announced its acquisition of Royal by way of merger. Following the completion of the merger, Royal has operated as a wholly owned subsidiary of TTI. TTI, like the Company, is a full-line electrical products manufacturer based in Hong Kong and China. During fiscal 2008, the Company requested substantial price increases from TTI to compensate us for actual cost increases we had incurred. This was not acceptable to TTI and thus when the two models we manufactured for them were replaced we were not asked to quote on the new models. Effectively our business with TTI is no longer significant.

Our largest CCM customer in fiscal 2009 was Shenzhen Fudi Technology Company Limited and sales to them amounted to $5.6 million or 6.4% of net sales.

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

For the electronic components and other products, marketing is designed to give exposure to our innovative, high-quality and cost-effective product and production capabilities. Generally, we emphasize personal contact with our customers and potential customers in our facilities. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better products at lower prices. We believe that innovation is the key for both our customers and us in this regard.

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

Intellectual Property Rights

We currently hold 89 patents, of which six were approved in fiscal 2009. Our patents are registered in various jurisdictions, including the United States, the United Kingdom, China and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Any infringement claim or other litigation against us could have a material adverse affect on our business, operating results and financial condition. See Note 23—Contingencies to Notes to Consolidated Financial Statements.

Certain agreements with our ODM customers include indemnification provisions against patent infringement claims relating to such products. Along with a customer, we are currently defending a patent infringement claim relating to one of our deep fryer models, a product line that represented 0.0%, 0.5% and 0.7% of our net sales in fiscal 2009, 2008 and 2007, respectively. See “Item 8.A -Financial Information - Legal Proceedings.” No assurance can be given that this infringement claim will be resolved in our favor or the customer or that other parties will not assert infringement claims against us in the future.

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

All of our products are currently manufactured in China and over 95% of the net book value of our total fixed assets is located in China. We are a party to agreements with certain agencies of the government of China and we to sell products to entities based principally in North America and Europe as well as domestic sales in China of CCMs starting from fiscal 2007. International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed on occasion in the United States and certain European countries. Changes in tariff structures or other trade policies could adversely affect us.

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

Conditions in Macau. Macau, the jurisdiction of incorporation of one of our former subsidiary, but liquidated in fiscal 2009, was restored to China on December 19, 1999. We established an office in Macau on November 8, 2001, which was closed in fiscal 2007.

C.	Organizational structure.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Principal activities	Place of incorporation	Percentage of equity interest held
SUBSIDIARIES:
Global Appliances Holdings Limited	Investment holding	British Virgin Islands	100.0%
Global Display Holdings Limited	Investment holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	Management services	Hong Kong	100.0
Global Rich Innovation Limited	Trading	Hong Kong	100.0
Wing Shing Overseas Limited	Trading	British Virgin Islands	100.0
GT Investment (BVI) Limited	Investment holding	British Virgin Islands	100.0
Consortium Investment (BVI) Limited	Investment holding	British Virgin Islands	100.0
Global Optics Limited	Trading	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	Manufacturing	China	100.0
Dongguan Lite Array Company Limited	Manufacturing	China	100.0
Global Auto Limited	Inactive	Hong Kong	70.0
Global Household Products Limited	Trading	Hong Kong	100.0
Pentalpha Medical Limited	Inactive	Hong Kong	100.0
Pentalpha Hong Kong Limited	Inactive	Hong Kong	100.0
Global-Tech USA, Inc.	Investor relations and consulting	United States	100.0
Global Digital Imaging Limited	Trading	British Virgin Islands	100.0
MasterWerke Limited	Investment holding	United States	100.0
Wing Shing Products (BVI) Company Limited	Inactive	British Virgin Islands	100.0
Global Lite Array (BVI) Limited	Investment holding	British Virgin Islands	76.75
Lite Array OLED (BVI) Company Limited	Inactive	British Virgin Islands	76.75
Lite Array, Inc.	Administrative	United States	76.75

Global-Tech is a holding company, which does not engage in daily business operations other than owning subsidiaries and holding investments that design, manufacture and market consumer electrical products worldwide, including (but not limited to) floor care products and electrical components.

GT Investment (BVI) Limited is the immediate holding company of Wing Shing Overseas Limited, Pentalpha Hong Kong Limited, Pentalpha Medical Limited, Global Rich Innovation Limited and Global Household Products Limited.

Consortium Investment (BVI) Limited (“CIBL”) is the immediate holding company of Lite Array Holdings Limited (“LAH”) and Kwong Lee Shun Trading Company Limited. On March 17, 2006, CIBL entered into an agreement with Anwell, a publicly listed company in Singapore, to form a joint venture company which Anwell invested in by purchasing a 70% interest in LAH. LAH is the holding company of Litewell Technology (HK) Limited and Dongguan Litewell (OLED) Technology Limited. LAH and its subsidiaries’ fiscal year end is December 31, which is different from the Company.

Global Display Holdings Limited is the immediate holding company of Global Optics Limited and Global Digital Imaging Limited. On August 1, 2006, Global Display Holdings Limited transferred its shareholding in Global Auto Limited to Global Appliances Holdings Limited. On the same day, 30% of the shareholdings of Global Auto Limited were registered to an independent third party upon its contribution of capital to the company.

Global Lite Array (BVI) Limited is the immediate holding company of Lite Array OLED (BVI) Company Limited and Lite Array, Inc.

Global-Tech USA, Inc. is an immediate holding company of MasterWerke Ltd.

Pentalpha Macau Commercial Offshore Limited was dissolved in July 2008.

Winway Technology Development Limited was disposed of on October 2, 2008.

Dongguan Microview Medical Technology Company Limited was incorporated in China on June 18, 2009.

D.	Property, plant and equipment.

China

Our manufacturing facility located in Dongguan, China has a land use area of 207,300 square meters. We have the right to use such land, which we acquired from the Dongguan local government. Prior to March 31, 2006, we had obtained only four agreements for the purchase of land aggregating 175,790 square meters but subsequently obtained the formal agreement for the remaining 45,208 square meters from the local authority. As part of the agreement, we have transferred a portion of this land (13,698 square meters), which was previously used as a recreational area for the Dongguan local government. Additionally, the acquisition of rights to use the remaining portion of land (31,510 square meters), on which we had already built dormitories for workers, was confirmed and such rights will expire on August 6, 2043.

The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 176,000 square meters. Currently, we have set up assembly and testing equipment for CCMs and a SMT production area in an approximately 3,300 square meter clean room. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Township, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043. During fiscal 2009, we paid $403,000 in total for land accelerated fees, stamp duty and registration fees to the Dongguan Local Land Registration office but are still waiting to receive the respective land use rights certificates.

During fiscal 2006, the land use right certificate for a substantial portion of land with an aggregate area of 131,400 square meters was obtained and the related property ownership certificate of our production premises is being processed by the government agencies in China.

The formal grant of lease rights is required should we decide to sell this property or lease it to a third party. Although we presently have no intentions of pursuing either of these alternatives, the local government still has the right to demand additional transfer fees before the issuance of the land use right certificate. Therefore, we decided to consummate the land transfer process by the end of 2009. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for a further 20 years upon payment of a fee of $23.00 per square meter, or a total of $160,000 for the whole land use right extension.

We maintain an office in Shenzhen, which is a sales office for the electronic components business which is managed totally in the PRC, and for an accounting department for our PRC subsidiaries. The lease agreement commenced April 30, 2008 and expires April 30, 2014 with a total area of 672 square meters leased at a monthly rent of approximately US$11,000.

Hong Kong

In April 2006, we entered into three renewal lease agreements with Wing Shing Products Company Limited, a company owned by two of our directors and their families with a total area of 25,690 square feet of space leased for our executive offices, administrative group and warehouse at a rate of approximately $167,400 per annum. On April 18, 2008, we entered into a renewal lease agreement with Wing Shing Products Company Limited to lease the same area of 25,690 square feet at an annual rent of approximately $172,600.

We believe that our administrative office space in Hong Kong and China will be adequate for the operation of our business for the foreseeable future. We believe that with further utilization of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. The factory is currently utilized at considerably less than full capacity except at peak periods. We anticipate that any further expansion and diversification of our floor care product line or expansion of our CCM or Assembly business could increase utilization at the Dongguan facility and eventually require us to expand the infrastructure and purchase additional equipment.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

Except for statements of historical facts, this section contains forward-looking statements such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” or variations of such words and other similar expressions to identify forward looking statements. You should not place undue reliance on these forward-looking statements. Forward-looking statements are not a guarantee of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the sections of this Report entitled Item 3D—“Risk factors” and Item 4B—“Business overview.” This section should be read in conjunction with our Consolidated Financial Statements included in Item 18 of this annual report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

A.	Operating Results.

Fiscal Year Ended March 31, 2009 Compared with Fiscal Year Ended March 31, 2008

We continue to operate in three segments: Home Appliances, Electronic Components and Others. These segments are operated and managed as separate strategic business units that offer different products. These segments are each managed separately because they manufacture and distribute products with different production processes.

Home Appliances segment

	Fiscal Years Ended March 31,
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(91.3)	(89.9)	(94.7)

Gross profit	8.7	10.1	5.3
Selling, general and administrative expenses	(9.1)	(7.3)	(9.8)

Operating income (loss)	(0.4)%	2.8%	(4.5)%

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

Net sales in fiscal 2009 were $50.8 million, down 22.3% from $65.4 million in fiscal 2008. Sales to our largest customer in fiscal 2009, Electrolux, decreased $3.9 million to $41.8 million and sales to the TTI group declined $8.8 million to $7.4 million. Sales of kitchen appliances in fiscal 2009 declined $1.1 million from the prior year to $1.2 million since we are no longer actively pursuing new business for these products.

The decrease in sales to Electrolux was primarily due to lower volumes as US retailers reduced their inventories in light of the current economic environment.

The TTI group would not accept price increases from us, therefore during the latter part of fiscal 2008 we ceased taking orders for their opening price point (“OPP”) bagged upright vacuum cleaner due to our manufacturing margin being unacceptably low. In fiscal 2009 TTI decided to move their remaining products manufactured by us to their own factories and we expect minimal business with them going forward.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overheads. Gross profit in fiscal 2009 was $4.4 million or 8.7% of net sales, as compared to a gross profit of $6.6 million or 10.1% of net sales in fiscal 2008. The decrease in gross margin as a percentage of net sales was primarily due to production levels declining more than our costs, particularly labor and depreciation. We incurred significant material cost increases during the year, some of which were recovered from our customers but this was also offset by our product mix improving significantly with the end of production of TTI’s OPP bagged unit. Clearly our ability to raise selling prices is severely limited by the availability of other OEM suppliers in China and Korea that are willing to work on lower margins or with lower quality standards than us. In fiscal 2009, our material cost as a percentage of net sales was 74.1% as compared to 74.4% in fiscal 2008. We believe that increases in raw material commodity pricing will continue to accelerate in the second half of fiscal 2010 and we will make further attempts to get price increases from our customers.

Direct labor and overhead expenses as a percentage of sales were 4.7% and 12.5% respectively in fiscal 2009. Direct labor and overhead as a percentage of sales were 4.3% and 11.2% respectively in fiscal 2008. Included in overhead of $6.3 million in fiscal 2009 was depreciation of $2.3 million and utilities of $1.9 million. Overhead in fiscal 2008 was $7.3 million, which included $2.2 million in depreciation charges and utilities of $2.4 million. Excluding depreciation, overhead decreased approximately 21.1% in fiscal 2009 from the prior year while production declined approximately 22%.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to transportation of finished goods, and salaries for our marketing and technical personnel. SG&A expenses in fiscal 2009 were $4.6 million or 9.1% of our net sales, as compared to $4.8 million or 7.3% of net sales in fiscal 2008. Shipping, handling or other costs that are incurred for the sales of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2009 and 2008, shipping costs charged to selling expenses were approximately $0.8 million and $1.0 million, respectively.

Due to the pressure on margins we were experiencing in our home appliance business in prior years, we determined that our SG&A needed to be reduced. Steps were taken in fiscal 2007 to reduce the technical and marketing staff commensurate with our decision to drop our ODM program for the home appliance business. Additionally, we reduced our administrative costs by not replacing managers and executives that had left the Company and by transferring many functions to China. Our personnel costs in 2009 were $2.1 million and we expect that to remain at a similar level going forward.

The primary components of design and development expenses included in SG&A include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for engineers and designers. In fiscal 2009, total product development expenses were approximately $0.2 million, as compared to $0.5 million in fiscal 2008.

Operating income (loss), net. In fiscal 2009, we incurred an operating loss of $0.2 million, as compared to an operating income of $1.8 million in fiscal 2008.

Other income (expense), net. A loss on exchange of $243,000 occurred in fiscal 2009 compared to a gain of $19,000 in fiscal 2008. Other income (primarily sales of scrap, rental fees and management income) of $335,000 was generated in fiscal 2009, compared to $196,000 in fiscal 2008.

Segment income (loss). In fiscal 2009, we incurred a segment loss of approximately $0.1 million compared to a gain of $2 million in fiscal 2008.

Electronic Components segment

	Fiscal Years Ended March 31,
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(94.3)	(89.4)	(90.6)

Gross profit	5.7	10.6	9.4
Selling, general and administrative expenses	(7.5)	(5.5)	(8.5)

Operating income (loss)	(1.8)%	5.1%	(0.9)%

Net sales. Our net sales include sales of electronic components (primarily CCMs) and tooling income for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable.

The CCM business which constitutes the bulk of our net sales of electronic components was established in mid fiscal 2006, and had expanded rapidly until the worldwide economic slowdown impacted business in the fall of 2008. Net sales in fiscal 2009 decreased 11.5% to $34.5 million from net sales of $39.0 million in fiscal 2008. The bulk of the sales were 0.3 mega pixel camera modules sold to cell phone manufacturers based in China.

Gross profit. Gross profit in fiscal 2009 was $2.0 million or 5.7% of net sales compared to $4.1 million or 10.6% in fiscal 2008. The CCM and other electronic components businesses are increasingly competitive with the proprietary technology being maintained by the sensor and lens suppliers, thus margins reflect a commodity type business. Margins were also impacted by falling prices occurring before component costs decreased. Direct labor and overhead in fiscal 2009 were 3.4% and 5.6% respectively of net sales compared to 3.2% and 5.5% respectively in fiscal 2008. Overhead included depreciation of $0.3 and $0.2 million in fiscal 2009 and 2008 respectively. Excluding depreciation overhead declined $0.3 million or 16.2% compared to a 12% reduction in production in fiscal 2009 compared to fiscal 2008. Material cost in fiscal 2009 was 85.3% of net sales, a significant increase from 80.7% in the prior year due to prices declining faster than the inventory cost of components. We anticipate that material costs relative to net sales may continue to fluctuate in the future. In such a commodity type environment, volume growth is critical to improving profitability.

Selling, general and administrative expenses. SG&A expenses in fiscal 2009 were $2.6 million or 7.5% of net sales compared to $2.1 million or 5.5% of net sales in fiscal 2008. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. We spent $0.3 million on development programs in fiscal 2009 and do not expect it to increase significantly in fiscal 2008.

Operating income (loss), net. Operating loss in fiscal 2009 was approximately $0.6 million or 1.7% of net sales compared to an operating income of approximately $2.0 million or 5.1% in fiscal 2008.

Other income (expenses), net. Other income (expense), net in fiscal 2009 was $48,000 compared to $126,000 in fiscal 2008.

Segment income (loss). Segment loss in fiscal 2009 was $547,000 compared to a segment profit of $2.1 million in fiscal 2008.

Others segment

Net sales of other products in fiscal 2009 were $2.1 million or 2.4% of consolidated net sales which were primarily from sales of intellicorders and service income from SMT processing and assembly of cellular phones. Net sales of other products in fiscal 2008, which were primarily sales of intellicorders, were approximately $1.2 million or 1.1% of consolidated net sales.

We incurred a gross loss of approximately of $489,000 in fiscal 2009 which reflected our start up costs in telecom manufacturing services, compared to a $134,000 gross loss in fiscal 2008.

SG&A expense in fiscal 2009 was $2.5 million up from $1.2 million in the prior year as the expansion of the newly set up EMS business and a new product group for medical products was established near the end of the fiscal year. The telecom services group SG&A in fiscal 2009 was $1.2 million compared to minimal expenses in fiscal 2008. The remaining SG&A is for our marketing and development group for new product categories and technology including home security products. Included in SG&A in fiscal 2009 and 2008 was around $0.2 million and $0.3 million respectively in development expenses.

The operating loss in fiscal 2009 was $3.0 million, compared to $1.3 million in fiscal 2008 and the segment loss in fiscal 2009 was $2.7 million, compared to $1.2 million in fiscal 2008.

Corporate

Selling, general and administrative expenses. Non allocable corporate expenses were $3.4 million in fiscal 2009 compared to $4.7 million in fiscal 2008. Expenses in fiscal 2009 included non cash stock compensation expense of approximately $42,000 compared to $56,000 in the prior year. The primary components of corporate expenses are audit fees, legal and professional fees (approximately $1.0 million in fiscal 2009 as compared to approximately $1.2 million in fiscal 2008) and the cost of senior management and administrative staff of $1.5 million compared to $2.4 million in fiscal 2008. Corporate expenses in fiscal 2009 declined primarily due to a change in allocation of senior management to operating segments and a reduction in administration personal.

Other operating income (expenses), net. Other operating income in fiscal 2009 of $1.7 million represents proceeds from a settlement of a lawsuit of $1.8 million offset by additional accruals for loss contingencies.

Interest income, net, other income (expenses), net, loss on dissolution of a subsidiary, gain on disposal of subsidiaries and share of losses in jointly-controlled entities. Minimal interest expense was incurred in fiscal 2009 and fiscal 2008 from utilizing our short term bank credit facilities. Interest expense in fiscal 2009 represents an accrual for potential interest related to potential tax adjustments. Interest income from bank deposits and other short-terms investments in fiscal 2009 and fiscal 2008 was approximately $0.7 million and $1.6 million respectively. During fiscal 2009 there was a continuing decrease in interest rates on the funds invested in low risk financial instruments. In fiscal 2009, we had an average invested fund balance, which includes cash and cash equivalents, time deposits, restricted cash and available-for-sale investments, of approximately $33.9 million, with an average rate of return of 2.1 % as compared to an average invested balance of approximately $38.2 million, with an average rate of return of 4.2% in fiscal 2008. Interest income, net, in fiscal 2009 represents interest income of approximately $706,000 from banking institutions net of an approximately $171,000 accrual for potential tax adjustments in accordance with FIN48. Other income (expenses), net, loss on dissolution of a subsidiary and gain on disposal of subsidiaries in fiscal 2009 was approximately a loss of $850,000, compared to a loss of $2.3 million in fiscal 2008. In fiscal 2009, the major components of the other income (expenses), net, loss on dissolution of a subsidiary and gain on disposal of subsidiaries in corporate included foreign exchange gains of approximately $169,000, foreign exchange losses (non cash) on dissolution of subsidiary of approximately $1.03 million, and accruals for potential penalties in relation to uncertain tax positions in compliance with FIN 48 of approximately $105,000. In fiscal 2008, the Company recorded foreign exchange losses of $1.2 million and accruals for potential penalties in relation to uncertain tax positions in accordance with FIN 48 of $1.0 million. (See Note 19 - Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of other income (expenses, net).

Our loss in LAH and its subsidiaries, which are jointly-controlled entities of the Company, in fiscal 2008 represents our 30% share of the development costs of the Litewell OLED venture. (See Note 15—Interests in Jointly-Controlled Entities of Notes to Consolidated Financial Statements). LAH and its subsidiaries’ fiscal year end is December 31, which is different from our fiscal year end and such date was used for purposes of preparing our consolidated financial statements. LAH was formed on April 3, 2006, as a result, the loss picked up by us represents only nine months of the operating results of LAH for fiscal 2007 and a full year for fiscal 2008 and nil for fiscal 2009. We have discontinued the recognition of its share of losses of the jointly-controlled entities because the share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities.

Income tax. Our financial statements include a provision for profits tax of approximately $0.4 million in fiscal 2009 and of $1.6 million in fiscal 2008. The significant provision in fiscal 2009 was due to an evaluation of uncertain tax positions relating to transfer pricing in accordance with FIN 48 at certain of our subsidiaries. Since taxes are assessed at the individual subsidiary level, losses can only be carried forward or back at each subsidiary.

We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the preferential tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% and 17.5% for fiscal 2009 and 2008 respectively, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China were entitled to a tax concession period (“Tax Holiday”), whereby they are exempted from Corporate Income Tax (“CIT”) for their first two profit-making years and are entitled to a 50% tax reduction for the succeeding three years. Since January 1, 2004, Dongguan Wing Shing had been subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries and transfer pricing has to be within acceptable norms. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which was also entitled to a Tax Holiday. Dongguan Lite Array has started its first profitable year under the Tax Holiday for the calendar year ended December 31, 2007. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a new PRC CIT Law was approved and became effective on January 1, 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of income tax rate for domestic-invested and foreign-invested enterprises at 25%. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We also established a subsidiary in Macau, China where we conducted sales, marketing, administration and other activities but it has now been dissolved effective July 2008. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department has challenged the tax position taken by the Company and we may be subject to additional profits tax in Hong Kong. One of the Company’s wholly-owned subsidiaries is currently under examination by the Hong Kong Inland Revenue Department (“HKIRD”). The final outcome of this tax audit is not determinable at this time.

Net loss. Net loss for fiscal 2009 was $5.8 million, or $1.91 per share, as compared to a net loss of $4.4 million, or $1.45 (adjusted to reflect the reverse stock split) per share for fiscal 2008.

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

Home Appliances segment

	Fiscal Years Ended March 31,
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(89.9)	(94.7)	(90.9)

Gross profit	10.1	5.3	9.1
Selling, general and administrative expenses	(7.3)	(9.8)	(10.7)

	Fiscal Years Ended March 31,
	2008	2007	2006
Other operating income	—	—	3.6

Operating income (loss)	2.8%	(4.5)%	2.0%

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

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in fiscal 2008 was $6.6 million or 10.1% of net sales, as compared to a gross profit of $2.4 million or 5.2% of net sales in fiscal 2007. The increase in gross margin as a percentage of net sales was primarily due to higher production levels absorbing fixed overhead. We incurred significant material cost increases during the year, some of which were recovered from our customers but also our product mix improved significantly with the reduction in the volume of TTI’s OPP bagged unit and low margin kitchen appliances. Clearly our ability to raise selling prices is severely limited by the availability of other OEM suppliers in China and Korea that are willing to work on lower margins or with lower quality standards than us. In fiscal 2008, our material cost as a percentage of net sales was 74.4% as compared to 78.2% in fiscal 2007. We believe that increases in raw material commodity pricing while significant in fiscal 2008 will continue accelerating in the first half of fiscal 2009 and we will make further attempts to get price increases from our customers.

Direct labor and overhead expenses as a percentage of sales were 4.3% and 11.2% respectively in fiscal 2008. Direct labor and overhead as a percentage of sales were 3.8% and 12.8% respectively in fiscal 2007. Wages rose over $1 million from the prior year both due to increased activity but also to significant wage rate increases. Included in overhead of $7.3 million in fiscal 2008 was depreciation of $2.2 million. Overhead also reflected significant cost increases in fuel and electricity although the Company now only operates energy intensive equipment when electricity is available on the grid (3 – 4 days) rather than self generated. Overhead in fiscal 2007 was $5.9 million but included $2.5 million in depreciation charges. Excluding depreciation, overhead increased approximately 27.6% in fiscal 2008 from the prior year while production rose approximately 49%.

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

Operating income (loss). In fiscal 2008, we generated an operating income of $2.0 million, as compared to an operating loss of $2.1 million in fiscal 2007. The loss in fiscal 2007 was mainly due to our gross profit being insufficient to support our SG&A, whereas business activity was sufficient to provide a modest positive operating income in fiscal 2008. Further improvements in operating income, however, will require better gross profit margins.

Electronic Components segment

	Fiscal Year Ended March 31,
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(89.4)	(90.6)	(90.2)

Gross profit	10.6	9.4	9.8
Selling, general and administrative expenses	(5.5)	(8.5)	(10.9)

Operating income (loss)	5.1%	0.9%	(1.1)%

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

Gross profit. Gross profit in fiscal 2008 was $4.1 million or 10.6% of net sales compared to $1.2 million or 9.4% in fiscal 2007. The CCMs and other electronic components businesses are highly competitive with the proprietary technology being maintained by the sensor and lens suppliers thus margins reflect a commodity type business. Direct labor and overhead in fiscal 2008 were 3.2% and 5.3% respectively of net sales compared to 1.9% and 5.7% respectively in fiscal 2007. Both the number of employees and wage rates of direct and indirect labor increased significantly in fiscal 2008 versus the prior year commensurate with the level of business and the need to keep up with prevailing wage rates in the area. Material cost in fiscal 2008 was 80.9% of net sales, a slight decrease from 83.1% in the prior year. Since inception material cost has fluctuated around 80.0% of net sales as prices and sensor costs decrease, and depending on the type of connector required. In such a commodity type environment, volume growth is critical to improving profitability.

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

Corporate

Selling, general and administrative expenses. Non allocable corporate expenses were $4.7 million in fiscal 2008 compared to $5.8 million in fiscal 2007. Expenses in fiscal 2008 included non cash stock compensation expense of approximately $58,000 compared to $1.1 million in the prior year. The primary components of corporate expenses are legal and professional fees (approximately $1.2 million in fiscal 2008 as compared to approximately $710,000 in fiscal 2007) and the cost of senior management and administrative staff of $2.4 million, compared to $2.6 million in fiscal 2007. Corporate expenses in fiscal 2008 excluding non cash compensation were level with fiscal 2007 due to reducing our senior management cost, reductions in the administrative staff and lower occupancy costs, offsetting the increase in legal and professional fees.

Other operating income (expenses), net. Other operating expense in fiscal 2008 of $143,000 mainly represents an increase in an accrual for loss contingencies related to legal cases. Other operating income of $608,000 in fiscal 2007 represents an adjustment to legal claims receivable resulting from a successful appeal on the calculation of prejudgment interest.

Interest income, net, other income (expenses), net and share of losses in jointly-controlled entities. Minimal interest expense was incurred in fiscal 2008 and fiscal 2007 from utilizing our short term bank credit facilities. Interest income from investments in fiscal 2008 and fiscal 2007 was approximately $1.6 million and $2.0 million respectively. During fiscal 2008 there was a slight decrease in interest rates on the funds invested in low risk financial instruments. In fiscal 2008, we had an average invested fund balance, which includes cash and cash equivalents and short term investments, of approximately $38.2 million, with an average rate of return of 4.2% as compared to an average invested balance of approximately $45.0 million, with an average rate of return of 4.6% in fiscal 2007. Interest income, net, in fiscal 2008 also reflected a $0.1 million reversal of an accrual for interest expenses on potential income taxes due originally recorded as a $0.6 million expense in fiscal 2007. Other income (expenses), net in fiscal 2008 was approximately a loss of $1.8 million, compared to a gain of $1.7 million in fiscal 2007. In fiscal 2008, the Company incurred foreign exchange losses of $1.2 million and penalties in relation to uncertain tax position of $1.0 million. In fiscal 2007, the Company recorded foreign exchange gains of $1.6 million. (See Note 19—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of other income (expenses), net).

Our loss in LAH and its subsidiaries, jointly-controlled entities of the Company, in fiscal 2008 and 2007 represents our 30% share of the development costs of the Litewell OLED venture. (See Note 15—Interests in Jointly-Controlled Entities of Notes to Consolidated Financial Statements). LAH and its subsidiaries’ fiscal year end is December 31, which is different from our fiscal year end and such date was used for purposes of preparing our consolidated financial statements. LAH was formed on April 3, 2006, as a result, the loss pick up by us represents only nine months of the operating results of LAH for fiscal 2007 and a full year for fiscal 2008.

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

Minority interests. We recorded a share of loss by a minority interest of a subsidiary of approximately $nil and $77,110 in fiscal 2008 and 2007, respectively

Net loss. Net loss for fiscal 2008 was $4.4 million, or $1.45 per share, as compared to a net loss of $1.2 million, or $0.38 per share for fiscal 2007 (adjusted to reflect the reverse stock split).

B.	Liquidity and Capital Resources.

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2009, our net cash provided by operating activities was approximately $7.5 million as compared to a net use of approximately $7.6 million in fiscal 2008. The improvement in cash flow from operations in fiscal 2009 over fiscal 2008 of $15.1 million is due primarily to a $3.9 million decrease in receivables and a $4.3 million decrease in inventory in 2009 versus a $11.8 million increase in receivables and $2.6 million increase in inventory in 2008.

Working capital as of March 31, 2009 was $46.4 million compared to $44.0 million as of March 31, 2008. Cash and cash equivalents, time deposits, restricted cash and short-term investments increased $4.4 million, inventories decreased $4.3 million and accounts and bills receivable decreased $3.9 million from the prior year. All of our cash and related short term deposits and investments are in very short term safe securities.

Additionally, our convertible note became current in 2009 and was subsequently settled in full by cash in June 2009.

Accounts and bills receivable were $18.4 million at the end of fiscal 2009, compared to $22.1 million at the end of fiscal 2008. Receivables at March 31, 2009 represented 77 days of sales compared to 76 days of sales at March 31, 2008, primarily due to the credit terms extended to our customers. Accounts and bills receivable for electronic components represented 95 days of sales in fiscal 2009 compared to 63 days sales for home appliances. Sales to Electrolux represented 47.8% of sales in fiscal 2009. This major floor care customer enjoys 60 days credit terms and will continue to maintain such terms for the foreseeable future. More importantly our large CCM customers in China are also granted credit terms and as is customary in the PRC, the bills they issue typically mature in excess of 90 days, therefore we expect our receivables to continue increasing in fiscal 2010 as sales increase.

Our aggregate capital expenditures including payments for land use rights during fiscal 2009 and 2008 were $2.8 million and $4.4 million, respectively. Capital expenditures in fiscal 2009 primarily included construction of additional clean room space and purchase of equipment and machinery, most of which was devoted to our CCM and EMS programs. Our capital commitments as of March 31, 2009 and 2008 were approximately $18,524 and $1,273,325 for the purchase of equipment.

Our revolving credit facilities are with Standard Chartered Bank and China Construction Bank with an aggregate facilities limit of approximately $3.2 million and $4.4 million respectively as of March 31, 2009. The banking facilities provided by Standard Chartered Bank bear interest at floating commercial bank lending rates in Hong Kong. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements but as of March 31, 2009 we did not utilize any of the above facilities. (See Note 17 - Loan Payables and Banking Facilities of Notes to Consolidated Financial Statements.)

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

Inflation. For the last five years inflation in Hong Kong has ranged from (0.4) to 4.3% (approximately 4.3% during 2008 and 1.4% for the first four months of 2009). Currently inflation in Hong Kong has little effect on our operations as much of the costs are fixed and no wage increases have been given to senior management or executives.

Along with the appreciation of the Renminbi, inflation in China has recently affected the Company significantly. Electricity and labor had been increasing more than 10% per annum until the economic slowdown and along with the Renminbi appreciation, our labor costs have increased 3.9% and power costs have increased 7.2% in fiscal 2009 in US dollars terms. Additionally worldwide commodity prices particularly for plastics, steel and packaging have significantly increased our cost of manufacturing home appliances.

Currency and exchange rates. The functional currency of the Company is the U.S. dollar. The functional currencies of our subsidiaries in the locations outside the U.S. are either the respective local currencies or the U.S. dollar. A majority of our sales are denominated in U.S. dollars but we also sell in Chinese Renminbi. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, but the majorities are purchased using Hong Kong dollars which is pegged to the U.S. dollar. In prior years, we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions but with the Renminbi now appreciating versus the U.S. dollar we may need to reconsider whether hedging our positions is appropriate. See Note 3(o) of Notes to Consolidated Financial Statements.

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

•

Valuation of long-lived assets. The Company evaluates long-lived assets, such as property, plant and equipment or asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will have impact on the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their recoverable amount. During the fiscal years ended March 31, 2009, 2008 and 2007, impairment losses of $200,407, nil and $17,174, respectively related to property, plant and equipment were recognized in the consolidated statements of operations.

•

Warranty cost. The Company estimates the warranty cost for defective products based on various factors including the likelihood of defects, an evaluation of our quality controls over the manufacturing processes, technical analysis, industry information on comparable companies and our history. Based on the above criteria, the Company has accrued for warranty costs of $191,459, $235,315 and nil as of March 31, 2009, 2008 and 2007, respectively. The basis and the amount of the warranty accrual are reviewed and adjusted to reflect actual experience.

•

Deferred tax valuation allowance. The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For financial reporting purposes, the Company established valuation allowances by tax jurisdiction for deferred tax assets which management believes it is more likely than not that the deferred tax assets will not be realized in the foreseeable future. As of March 31, 2009 and 2008, the Company had tax losses, carried forward of $22,906,477 and $21,022,654, respectively, which included tax losses of $4,238,322 and $2,604,007 respectively that are available indefinitely for offsetting future taxable income of companies in which these losses arose. Tax losses of $18,668,155 and $18,418,647 as at March 31, 2009 and 2008, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities based on the technical merits of the tax positions taken and probable outcome of a tax assessment. Based on an evaluation of these uncertain tax positions, we have to estimate the potential income tax expense and any related penalties and interest. This has resulted in significant income tax expense being accrued in loss years since not all subsidiaries are in a loss position for tax purposes and there is no off setting allowed between subsidiaries in the PRC and Hong Kong.

•

Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overheads. For the fiscal years ended March 31, 2009 and 2008, write-downs of inventories to fair market value of $688,020 and $1,253,352, respectively, were recognized in the consolidated statements of operations.

•

Allowance for doubtful accounts. The Company maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against the allowance for doubtful accounts. In light of the recent economic downturn in the global economy, the Company’s estimates and judgments with respect to the collectibility of its receivables have been subject to greater uncertainty than in more stable periods.

•

Contingencies. The Company accounts for various uncertain events, or contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” Under SFAS No. 5, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated. Management judgment is required in deciding the amount and timing of any accrual for a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, the Company assesses the likelihood of any adverse judgment or outcomes in any litigation, as well as potential ranges of probable losses. However, the actual results may differ from such estimates and the difference may be material.

Recent issues in accounting standards

(i)	In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. SFAS No. 141(R) is effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) will change the Company’s accounting treatment for business combinations on a prospective basis.

(ii)	In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS No. 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sales proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS No. 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. SFAS No. 160 is effective for the fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. SFAS No. 160 requires the presentation and disclosure requirements for existing minority interests to be applied retrospectively. All other requirements of SFAS 160 are to be applied prospectively. The Company is currently assessing the impact, if any, that this new standard will have on its consolidated financial statements.

(iii)	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, (“SFAS 133”). This standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. SFAS No. 161 requires entities to provide greater transparency about how and why they use derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS No. 161 to have any material effect on its consolidated results of operations and financial condition.

(iv)	In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the reason for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS 165 is effective for interim or annual periods ending after June 15, 2009 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is currently assessing the impact, if any, that this new standard will have on its consolidated financial statements.

(v)	In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140”. This statement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and is required to be adopted by the Company in the first quarter of fiscal year 2011. Earlier application is prohibited. This statement must be applied to transfers occurring on or after the effective date. The Company is currently assessing the impact, if any, that this new standard will have on its consolidated financial statements.

(vi)	In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 changes the approach to determining the primary beneficiary of a variable interest entity (“VIE”) and requires an entity to regularly assess whether it is the primary beneficiary of a VIE. SFAS No. 167 is effective for the first annual reporting period that begins after November 15, 2009. The Company is currently evaluating what effect, if any, the adoption of SFAS No. 167 will have on the Company’s future results of operations and financial condition.

(vii)	In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of SFAS No. 162”. The FASB approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company in the second quarter of fiscal year 2010.

(viii)	In April 2009, the FASB issued FASB Staff Position (“FSP”) FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”), which provides additional guidance on measuring the fair value of financial instruments when markets become inactive and quoted prices may reflect distressed transactions. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently in the process of assessing the impact, if any, that the adoption FSP 157-4 will have on its consolidated financial statements.

(ix)	In April 2009, the FASB issued FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment accounting guidance for debt securities. This FSP requires that other-than-temporary impairment be separated into the amount of the total impairment related to credit losses and the amount of the total impairment related to all other factors. The amount of the total other-than-temporary impairment related to credit losses is recognized in earnings and the amount related to all other factors is recognized in other comprehensive income (loss). This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently in the process of assessing the impact, if any, that the adoption of this FSP will have on its consolidated financial statements.

(x)	In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and contingent consideration, and impairment considerations involving equity method investments. EITF 08-6 is effective for interim and annual reporting periods ending after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the impact, if any, that the adoption of EITF 08-6 will have on its consolidated financial statements.

C.	Research and development, patents and licenses, etc.

We spent approximately $0.7 million, $1.1 million and $1.1 million, respectively, on product design and development in each of fiscal 2009, 2008 and 2007. The expense was primarily attributable to the salaries and wages for the technical staff and prototyping and the cost of samples. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B— Business Overview—Product Design and Development and Intellectual Property Rights.”

D.	Trend information.

See “Item 5.A—Operating and Financial Review and Prospects–Operating Results” and “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for discussion of the most significant recent trends in our business since the last fiscal year.

E.	Off-balance sheet arrangements.

The Company has no off-balance-sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that have, or are reasonably likely to have, a material effect on the Company’s financial condition, revenue and expenses, results of operations, liquidity, capital expenditures and capital resources.

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2009:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Capital Commitments (1)	$18,524	$18,524	—	—	—
Operating Lease Commitments (2)	$12,142,926	$691,281	$1,092,628	$952,710	$9,406,307
Total Contractual Obligations	$12,161,450	$709,805	$1,092,628	$952,710	$9,406,307

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2043.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2009 are set forth below:

Name	Age	Position
Kwong Ho Sham	76	Chairman of the Board of Directors
John C.K. Sham (1)	46	President, Chief Executive Officer and Director
Brian Yuen (1)(2)	53	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui (2)(3)	51	Director
Ken Ying-Keung Wong (3)	60	Director
Barry J. Buttifant (3)	64	Director
Kin Shek Leung	45	Acting Chief Financial Officer

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

Kwong Ho Sham is our founder and has been our Chairman of the Board of Directors since our inception in 1963. Mr. Sham has expertise in the area of production engineering and manufacturing. He serves as the Honorary Chairman of the Hong Kong-Shantou Chamber of Commerce, Honorary Chairman of the Hong Kong Chiu Chou Plastics Business Association, and Honorary Chairman of the Overseas Chinese Association of Chiu Chou and was Honorary Chairman and Treasurer of the Hong Kong-Guangdong Committee for the Celebration of the Reunification. Mr. Sham is the father of our President and Chief Executive Officer, Mr. John C.K. Sham.

John C.K. Sham has served as our President and Chief Executive Officer since June 1992 and has served as a director of Global-Tech since July 1991. Mr. Sham was our Chief Financial Officer from June 1992 through January 2002. Mr. Sham joined us in 1984 as managing director of Kwong Lee Shun Trading Company Limited, a wholly owned subsidiary of ours. From 1982 to 1984, Mr. Sham served as President of Wesi Corp., a New York corporation which specialized in the marketing and distribution of household goods. Mr. Sham is the son of our founder and Chairman, Mr. Kwong Ho Sham.

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

Patrick Po-On Hui has served as a director of Global-Tech since March 2000. Mr. Hui is a practicing attorney who, from June 1988 to 2008 was a consultant to, and then a partner of Robin Bridge & John Liu in 2008, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

Ken Ying-Keung Wong has served as a director of Global-Tech since June 2001. Dr. Wong is a medical doctor who, since 1995, has maintained a medical practice in Hong Kong. Dr. Wong previously practiced family medicine in Canada from 1977 to 1995.

Barry John Buttifant has served as a director of Global-Tech since November 2003. In February 2009, Mr. Buttifant joined KLC Kennic Lui & Company (“KLC”), a professional accounting firm, as a Principal of the firm and Managing Director of KLC Transactions Limited. Prior to joining KLC, Mr. Buttifant was the Executive Director - Finance of Mission Hills Group (“MHG”) from February 2008 until he became a Consultant to the MHG in December 2008. Mr. Buttifant continues as a non-executive director of Hsin Chong Construction Group (“HCCG”) and Synergis Holdings Limited (“Synergis”). Since December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both public companies. Mr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) from 2001 to 2002 and was the Advisor to the board of directors of Wo Kee Hong from 2002 to April 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in capacity of finance director and managing director. He has over 30 years of experience in corporate and financial management.

Currently Mr. Buttifant is an independent non-executive director of Giordano International Limited and Daiwa Associates Holdings Limited, both of which are publicly listed companies in Hong Kong. Mr Buttifant also serves as a non-executive director of a NYSE listed public company, China Nepstar China Drugstore Limited. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors.

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

The aggregate direct remuneration paid to all directors and senior management as a group (7 persons) during fiscal 2009 was approximately $1.5 million (including a housing allowance for two directors). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.	Board practices.

Our articles of association provide for a board of directors of not less than five or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified. Currently, there are six directors of which three are independent directors, serving on the board of the Company. See Item 6A - “Directors and senior management” for the service time of our directors.

Audit committee. The purpose of the audit committee is to fulfill the board of directors oversight responsibility to the shareholders, potential shareholders and the investment community relating to the integrity of the Company’s financial statements and the financial reporting process, the Company’s compliance with legal and regulatory requirements, the independent auditors’ qualification and independence, the performance of the Company’s independent auditors and the annual independent audit of the Company’s financial statements. In discharging its oversight role, the audit committee is empowered by the Company’s board of directors to investigate any matter brought to its attention. Such investigation can include but is not limited to full access to all books, records, facilities and personnel of the Company and the authority to retain outside counsel or other experts for this purpose.

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

Ernst & Young was reappointed as our independent auditor for the fiscal year ended March 31, 2009.

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2009, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Brian Yuen is considered not to be independent since he is also a member of management of the Company.

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

At March 31, 2009, 2008 and 2007, we employed 2,718, 3,482 and 2,173 persons, respectively, on a full-time basis. Of our employees at March 31, 2009, 45 were located in Hong Kong and, 2,673 in China. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	2,037
Production management	14
Finance and administration	194
Receiving and warehousing	84
Quality control	169
Production engineering	103
Product design and development	48
Sales and marketing	62
Human resources	7

2,718

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2009, we employed a maximum of approximately 3,212 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

E.	Share ownership. (all numbers reflect reverse stock split)

The following table sets forth information regarding the share ownership in Global-Tech as of September 1, 2009 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	688,797	22.7%
Kwong Ho Sham(3)	688,797	22.7
John C.K. Sham(4)	977,274	32.2
Brian Yuen(5)	128,459	4.2
Barry J. Buttifant(6)	12,500	*
Patrick Po-On Hui(6)	7,805	*
Ken Ying-Keung Wong(6)	4,250	*
Kin Shek Leung(6)	1,450	*
All officers and directors as a group (7 persons)(7)	1,131,738	37.3

*	Less than 1%
#	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after September 1, 2009, but no exercise of options covering our common shares held by any other person.
(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)	Based on a schedule 13G/A filed with the SEC on March 22, 2007, Wing Shing Holdings Company Limited owned 1,888,797 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 44% by Kwong Ho Sham and 56% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(3)	Includes 688,797 shares owned by Wing Shing Holdings Company Limited.
(4)	Includes 688,797 shares owned by Wing Shing Holdings Company Limited and 181,250 common shares issuable to John C.K. Sham within 60 days after September 1, 2009 upon exercise of options granted under our 1997 and 2005 stock option plans. Excludes 900,000 shares owned by the wife, mother and daughter of Mr. Sham who disclaims any beneficial ownership in such shares.
(5)	Includes 81,251 common shares issuable to Brian Yuen within 60 days after September 1, 2009 upon exercise of options granted under our 1997 and 2005 stock option plans. Excludes 1,975 shares owned by the wife and son of Mr. Yuen who disclaims any beneficial ownership in such shares.
(6)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong, and Kin Shek Leung own less than 1% of the issued and outstanding common shares as of September 1, 2009.
(7)	Includes 688,797 common shares owned by Wing Shing Holdings Company and 286,006 common shares beneficially owned by or issuable to various officers and directors within 60 days after September 1, 2009 upon exercise of options granted under our 1997 and 2005 stock option plans.

Our directors and senior management do not have different voting rights.

1997 stock option plan. Our 1997 stock option plan was adopted by our Board of Directors in September 1997. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees; and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the Board of Directors, or a committee of directors appointed by the Board, which determines:

•	the terms of the options, including the exercise price;

•	the number of common shares subject to the option; and

•	the terms and conditions of exercise.

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

During fiscal 2007, an aggregate of 31,550 options with exercise prices ranging from $15.60 to $33.28 were forfeited upon the resignation of the participants, including 7,500 options ranging from $22.00 to $33.28 to a former officer.

During fiscal 2008, 625 options were exercised with an exercise price of $15.60. An aggregate of 4,737 shares with exercise prices ranging from $15.60 to $30.56 were forfeited upon the resignation of the relevant participants, and 8,175 shares with an exercise price of $25.00 expired.

During fiscal 2009, an aggregate of 9,324 options with exercise prices ranging from $13.20 to $30.56 per share were forfeited upon resignation of the relevant participants, 56,930 options with an exercise price of $25.00 per share expired.

The 1997 stock option plan expired on September 17, 2008 and no further grants could be made from this plan after that date.

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

The total number of common shares available for options under the plan is 450,000 shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	On March 31, 2006, 78,493 options were granted to two directors with an exercise price of $15.60;

•	On March 31, 2007, 66,500 options were granted to four directors, 8,750 to a consultant and 750 to employees all at an exercise price of $13.20; and

•	During fiscal 2008, 250 options with an exercise price of $13.20 were forfeited upon the resignation of the participant.

•	During fiscal 2009 no options were granted and none were forfeited.

1999 employee stock purchase plan. Our 1999 employee stock purchase plan was adopted by our Board of Directors in January 1999. The plan was approved by our stockholders at our annual meeting of stockholders in March 1999. The total number of common shares which may be granted under the plan is 45,000 common shares. Stock grants may be awarded under the plan to our employees, including officers and directors, and our non-employee directors and consultants in consideration for their service to us. As of March 31, 2009, we have granted, in the aggregate, net of forfeiture, 15,938 common shares under the plan, of which 750 were vested in fiscal 2009.

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

Share compensation. Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123 (R)”) and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, stock compensation cost is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option pricing model. The compensation cost is amortized over the vesting period of the options using the straight-line method provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. Prior to the adoption of SFAS No. 123 (R), we applied the intrinsic-value basis prescribed in Accounting Principles Board (“APB”) opinion No, 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options.

As permitted by SFAS No. 123 (R), the Company has elected to apply the “modified prospective” method for the transition, in which compensation cost is recognized beginning with the effective date based on the requirements of SFAS No. 123 (R) (i) for all share-based payments granted after the effective date and (ii) for all awards granted to employees prior to the effective date of SFAS No. 123 (R) that remained unvested on the effective date.

As of March 31, 2009 and 2008, there was an unrecognized share-based compensation cost of $5,907 and $49,737, respectively, relating to options granted under our 1997 and 2005 stock option plans and shares granted under our 1999 stock purchase plan. The unrecognized compensation cost for options granted and stocks granted are expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

We also granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expense over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions. (all numbers reflect reverse stock split)

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of September 1, 2009 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Wing Shing Holdings Company Limited(1)	688,797	22.7%
Shun Chi Hui	300,000	9.9%
Estee M Y Sham	300,000	9.9%
Meng Chen Tsai	300,000	9.9%
Jianzhe Xu	300,000	9.9%

(1)	Based on a schedule 13G/A filed with the SEC on March 22, 2007, Wing Shing Holdings Company Limited owned 1,888,797 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 44% by Kwong Ho Sham and 56% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited. The numbers in the table above reflect ownership post-reverse split.

Our major shareholders have the same voting rights as all holders of our common shares.

As of August 31, 2009, approximately 36.2%, of our outstanding common shares were held in the United States by 4 holders registered on the books of our transfer agent.

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

Lease and Car Rental Agreements with Related Companies:

•

On April, 2008, we entered into renewal lease agreements with Wing Shing Products Company Limited, a company owned by the Sham family, for offices and warehouses with a total area of 25,690 square feet occupied by our executive officers, administrative group and warehouse at a rate totaling approximately $172,600 per annum.

•

On December 1, 2004, we entered into an amendment of a lease agreement with Kenmore Assets Limited, a company owned by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,100. The rent is at fair market for such a property, which is used to accommodate business visitors from overseas.

•

We rent a company car from Wing Shing Products Company Limited, a company owned by the Sham family. Monthly rental for the vehicle is approximately $2,200, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicle.

Rental income and management fee income:

•	Rental income of $50,812, $50,302 and $49,957 was earned from a jointly-controlled entity for the fiscal years ended March 31, 2009, 2008 and 2007. The rentals were charged on mutually agreed terms.

•

Management fee income of $106,677, $99,582 and $111,992 was earned for the fiscal years ended March 31, 2009, 2008 and 2007, from a jointly-controlled entity. The management fees were charged with reference to the actual costs incurred.

We believe the leases are on terms no less favorable than could have been received from unaffiliated third parties.

Our Policy Concerning Related Party Transactions

All transactions with our executive officers and directors must be approved by a majority of our directors.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated statements and other financial information.

Our consolidated financial statements for fiscal 2009, 2008 and 2007 have been prepared in accordance with U.S. GAAP and audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States). A consolidated balance sheet is presented for each of fiscal 2008 and 2009 along with a consolidated statement of operations, statement of cash flows and statement of changes in shareholders’ equity which are presented for each of fiscal 2009, 2008 and 2007. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitute approximately 52.8% of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 25(b) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

SEB v. Sunbeam v. Pentalpha Enterprises

On March 10, 1998, SEB, S.A. filed a patent infringement suit against Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) in the U.S. District Court for the District of New Jersey. SEB later amended its complaint to add Global-Tech and one of its subsidiaries, Pentalpha Enterprises Limited, (name changed to Pentalpha Medical Limited (“Pentalpha”)), as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB concerning a deep fryer model. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against Global-Tech and Pentalpha for breach of an alleged obligation to indemnify Sunbeam from SEB’s patent infringement claims. Global-Tech and Pentalpha moved to dismiss the complaint of SEB for lack of personal jurisdiction. By order dated July 16, 1999, the District Court granted the motion and dismissed the complaint against Global-Tech and Pentalpha. Sunbeam then paid SEB $2.0 million to settle its claim. Sunbeam’s third-party complaint against Global-Tech and Pentalpha remained.

On December 15, 1999, Pentalpha asserted counterclaims against Sunbeam in connection with a product supply agreement. In July 2002, after the case had been transferred to the U.S. District Court for the Southern District of Florida, Sunbeam moved for summary judgment on all claims. By memorandum decision dated February 19, 2003, the District Court granted Sunbeam’s motion insofar as it related to the claim of Pentalpha for fraud in the inducement of the product supply agreement, but denied the motion with respect to the claims of Pentalpha for breach of contract. In addition, the District Court granted Sunbeam’s motion for summary judgment on its claims for indemnity against Pentalpha as to liability, but ruled that a trial was necessary to determine the amount of damages that Sunbeam was entitled to recover on its indemnity claim in addition to the $2.0 million Sunbeam previously paid to settle SEB’s claims of patent infringement.

The trial on the claims of Sunbeam for indemnity and the claim of Pentalpha for breach of contract began on January 12, 2004. On January 16, 2004, the Jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam approximately $2.5 million against Pentalpha, and (ii) Pentalpha on its claim for breach of contract and awarded Pentalpha $6.6 million. The district court granted a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, and awarded Sunbeam approximately $3.4 million and Pentalpha $6.6 million.

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

Pentalpha moved in the district court for an amended judgment to add the amount of interest to which it is entitled. Sunbeam opposed the motion on the grounds that Pentalpha had not properly calculated the interest to which it is entitled. By amended judgment dated December 12, 2005, the district court awarded Pentalpha prejudgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of Pentalpha as of February 11, 2004 to approximately $8.0 million, and leaving unchanged the judgment entered against Pentalpha in favor of Sunbeam.

On December 23, 2005, Pentalpha filed a notice of appeal to the U.S. Court of Appeals for the Eleventh Circuit. Pentalpha filed its brief on January 25, 2006, arguing that the district court erred in failing to award it prejudgment interest until the final amended judgment on December 12, 2005. Pentalpha sought approximately $800,000 in additional interest. The Court of Appeals heard oral argument on October 18, 2006.

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

On July 13, 2007, Sunbeam wire transferred to the escrow account of Cooper & Dunham, the attorneys for SEB, $5.5 million. Cooper & Dunham has acknowledged receipt of that money and has agreed to hold it in an escrow account titled “Cooper & Dunham as escrow agent pursuant to Court order” pursuant to the September 7, 2005 order in the action SEB S.A., v. Montgomery Ward pending in the United States District Court for the Southern District of New York. Sunbeam’s payment of the funds into escrow eliminates its obligation to pay post-judgment interest on the amount that it paid into escrow.

SEB v. Montgomery Ward

On August 28, 1999, SEB commenced an action in the U.S. District Court for the Southern District of New York against the Company, its subsidiary Pentalpha, and Montgomery Ward, then a customer, for infringement of SEB’s patent relating to a deep fryer model. On December 15, 1999, the district court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt against the Company based upon the sale of a modified deep fryer product. While that motion was pending, Montgomery Ward filed for bankruptcy protection. That filing stayed the action as against Montgomery Ward. On March 20, 2001, the district court found that the modified deep fryer infringed the patent under the doctrine of equivalents. However, the district court denied SEB’s application for a contempt citation.

The Company and Pentalpha moved on December 3, 2002, for summary judgment on liability on the ground that neither engaged in any conduct that infringed the patent because of the extra-territoriality of their acts and for partial summary judgment on the claim of SEB for lost profits.

SEB also moved for an order “attaching the judgment” in favor of the Company in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties resolved the motion by consenting to an order that required the Company, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. On August 19, 2005, the Company notified SEB that it anticipated taking action to enforce the judgment against Sunbeam from the District of Florida. On August 24, 2005, SEB served a renewed motion to attach the entire proceeds of the judgment. The district court attached the entire judgment by order dated September 7, 2005.

The district court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that the Company and Pentalpha had infringed the SEB patent in violation of 35 U.S.C. § 271 (a) and (b), with respect to both the original deep fryer and the modified deep fryer, that the infringement with respect to both deep fryers were willful and that SEB was entitled to a reasonable royalty in the total amount of $4.65 million, representing $3.6 million for its sales to Sunbeam, $0.54 million for sales to Fingerhut and $0.51 million for sales to Montgomery Ward.

Both sides have made post-trial motions. The Company and Pentalpha have moved for judgment as a matter of law on a wide range of issues and for a new trial. SEB moved to enhance damages with the addition of treble damages, prejudgment interest and attorneys’ fees. The motions have been fully briefed. The district court heard oral argument on April 11, 2007, and June 21, 2007. The Court also heard testimony from a SEB witness on July 19, 2007 with respect to Pentalpha’s motion for judgment as a matter of law on certain issues based upon SEB’s failure to produce certain documents during discovery.

In a memorandum opinion and decision dated October 9, 2007, the district court denied all of the post-trial motions of the Company and Pentalpha, except that the court reduced the amount of the jury verdict by $2 million based upon SEB’s receipt of that amount from Sunbeam. The district court also granted SEB’s motion for enhanced damages of $2.65 million, awarded SEB its attorneys’ fees of $0.9 million, and prejudgment interest at the prime interest rate. SEB has submitted a claim for $1.8 million in prejudgment interest and a supplemental claim for $0.25 million in attorneys’ fees. The Company and Pentalpha has disputed the claim for attorney’s fees, but not the calculation of prejudgment interest.

By motion filed November 24, 2007, the Company and Pentalpha moved for reconsideration of the award of enhanced damages and attorney’s fees based upon a decision of the Court of Appeals on August 20, 2007 that imposed additional requirements for a finding of willfulness that the Jury did not consider in this case.

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

By letter to the district court dated March 21, 2008, the Company and Pentalpha requested a conference to request permission to move for an order staying the action pending a final determination of the PTO on the reexamination. In response to this request, the Court scheduled a conference on June 27, 2008. Shortly after that conference, the district court stated that subject to reviewing certain precedent, it would not intend to grant the motion for a stay and that it did intend to enter judgment in the near future.

On October 2, 2008, the district court granted the motion of the Company and Pentalpha to vacate the award of enhanced damages and entered an amended judgment in favor of SEB for $4.9 million. The Company and Pentalpha filed a notice of appeal on October 30, 2008. SEB cross-appealed from the denial of an award of enhanced damages. The parties have fully briefed the appeal. Oral argument is set for October 6, 2009. The outcome of the appeal cannot be determined with certainty.

The Company and Pentalpha thereafter sought to amend the order of attachment to release amounts beyond those necessary to provide security pending appeal. By order dated November 25, 2008, the district court granted that motion and released all amounts in excess of $5.16 million. SEB moved in the Court of Appeals to stay the order of the district court. The Court of Appeals denied that motion by order dated March 4, 2009. Subsequently, the attorneys for SEB released $0.8 million of the amount in escrow to Pentalpha.

On July 3, 2009 the PTO issued an office action rejecting all claims of the SEB patent on the ground that they were obvious. SEB has 60 days from that office action to respond to it. On July 16, 2009, the Company and Pentalpha filed a motion in the Court of Appeals to stay the appeal pending the reexamination. The Court of Appeals denied the motion for a stay.

By letter dated June 11, 2009, the Company and Pentalpha requested that the district court replace Cooper & Dunham as trustee of the escrow account on the ground that it had a conflict of interest. Cooper & Dunham opposed the motion. The court held a conference on July 30, 2009 to address this issue. At that conference, the court indicated that it would replace Cooper & Dunham as trustee and requested that the parties suggest by August 14, 2009 candidates for that position. The Court has not yet selected a new trustee.

Based on the understanding of the Company, on August 12, 2009, the PTO conducted an interview of SEB and on August 14, 2009, the PTO issued a report of the meeting stating that an agreement had been reached that the PTO would provide favorable treatment to the claims of the patent provided that SEB filed a satisfactory memorandum with the PTO. SEB filed that response and the PTO has not yet taken any further action in the re-examination proceeding.

We have accrued for a loss contingency in respect of this litigation in our consolidated balance sheet as at March 31, 2009 in an amount of $5.16 million. An adverse decision in the above action relating to attorney’s fees or enhanced damages would have a material adverse effect on our results of operations and financial condition.

Pentalpha v. Cooper & Dunham

On April 9, 2009, Pentalpha and Global-Tech brought an action against Cooper & Dunham LLP, Wendy E. Miller, Norman H. Zivin and SEB S.A. in the Supreme Court of the State of New York, for fraud and related causes of action.

In the complaint, the Company alleged that defendants had fraudulently misrepresented to the U.S. District Court of the District of New York on April 13, 2006 that SEB had produced all of its documents concerning the markings on SEB’s deep fryers, when in fact SEB had failed to do so.

On May 1, 2009, defendants removed the action to the United States District Court for the Southern District of New York. On May 26, 2009, the Company filed a motion to remand the action to state court on the ground that the federal court lacks subject matter jurisdiction. The District Court has not yet ruled on the motion to remand.

On May 29, 2009, defendants moved to dismiss the action. Pentalpha and Global-Tech served a memorandum in opposition to that motion. The defendants filed their reply on August 17, 2009. The Court has not yet ruled on defendants’ motion to dismiss.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the bankruptcy court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the district court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The Court at that time directed the parties to conclude discovery by the end of 2004. Discovery was completed. Simatelex then moved for summary judgment on the grounds that it is not subject to the personal jurisdiction of the New York court and that it did not infringe the design patent because its acts occurred in Asia. Wing Shing Products moved for summary judgment on the grounds that Simatelex had infringed the design patent. The district court again stayed the action by order dated April 18, 2005, pending the resolution of the decision of the Court of Appeals for the Federal Circuit in the action Sunbeam v. Wing Shing.

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

The Court adjourned the trial without date, at the request of Simatelex, on the grounds that Sunbeam has claimed, in the action involving the AD Series coffeemaker described below, that Wing Shing’s design patent is invalid.

On May 30, 2008, Wing Shing Products and Simatelex entered into an agreement to settle this action. Pursuant to that settlement agreement, Simatelex agreed (i) to pay Wing Shing Products $1.8 million, (ii) to consent to the entry of a final judgment and permanent injunction restraining further infringements of the design patent and admitting that the design patent is valid and that the AD Series products Simatelex sold infringed it, (iii) to dismiss with prejudice the counterclaim and affirmative defenses concerning the validity and enforceability of the design patent in the action Wing Shing Products v. Simatelex, and (iv) to exchange of release. Since the execution of that settlement agreement, Simatelex paid Wing Shing Products the $1.8 million in June 2008. The Court has entered the final judgment and permanent injunction and Wing Shing Products has recognized such $1.8 million in the consolidated statement of operations in the fiscal year ended March 31, 2009.

Wing Shing Products v. Sunbeam Products and Simatelex

On May 9, 2006, our subsidiary, Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), filed an action in the United States District Court for the Southern District of New York against Sunbeam Products, Inc. and Simatelex Manufactory Co. Ltd. for infringement of United States Patent Des. No. 348,585 based upon their sale of the coffeemakers designated as the AR Series. Defendants have responded to the complaint and counterclaimed for a declaratory judgment that the patent is invalid. All discovery, including expert discovery, is now complete. Sunbeam moved for summary judgment on numerous grounds, including that the design patent is invalid. The parties completed briefing on the summary judgment motion on November 19, 2007.

Pursuant to the settlement agreement in the action Wing Shing Products v. Simatelex, Simatelex on May 30, 2008 stipulated to dismiss with prejudice its affirmative defenses and counterclaim concerning the validity of the design patent and stipulated that the design patent was valid and enforceable. The Court so ordered that stipulation on June 4, 2008.

The Court, in an order filed on September 18, 2008, denied defendants’ motions without prejudice to renewal after the Court of Appeals decided a case which may affect its decision. After the Court of Appeals rendered a decision in that case, the defendants re-filed their motions for summary judgment. The parties are awaiting a decision form the district court.

Best Hero Limited v. Pentalpha Hong Kong Ltd.

On October 11, 2004, Best Hero Limited (“Best Hero”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against our subsidiary Pentalpha Hong Kong Limited (“Pentalpha Hong Kong”) for payment of $4,250,400. The claim relates to two purchase orders issued by Pentalpha Hong Kong on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD TV panels at a total purchase price of $4,620,000. However, the quality of the initial shipment of LCD panels which were paid for was determined to be unacceptable. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that our subsidiary has repudiated the contract and instituted the present legal proceedings to claim for damages. We intend to defend the action on the grounds that we were justified in rejecting the goods for breach of conditions as to descriptions and sample provided by Best Hero. A Defence and Counterclaim was filed by Pentalpha Hong Kong in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to the Counterclaim on January 11, 2005. The discovery of documents in this action has been concluded and the parties are now in the course of preparing their respective witness statements.

In accordance with SFAS No. 5 “Accounting for Contingencies”, the Company accrued for loss contingencies in connection with this case of $0.92 million as of March 31, 2009, including a corresponding post-judgment interest charge of $0.22 million.

Global Display Limited v. Mico Electric (Hong Kong) Limited

On September 9, 2005, Global Display Limited (“Global Display”) issued a Writ in the Court of First Instance of the High Court of Hong Kong against Mico Electric (Hong Kong) Limited (“Mico”) for payment of $540,000. The claim relates to a purchase contract entered into between the parties on or about November 2004 (“the Contract”) under which Mico agreed to purchase from Global Display 1,500 LCD TVs at a total purchase price of $540,000. Mico refused to accept delivery of the said 1,500 pieces and alleged that the LCD TVs did not comply with their requirements. It is the position of Global Display that Mico’s refusal to accept delivery of the said LCD TV’s constitutes a breach of the Contract and after taking legal advice, Global Display instituted the present legal proceedings to claim against Mico for the purchase price and/or damages under the Contract. On August 12, 2008, a judgment was entered to award Global Display a total of $170,577 together with interest from date of writ until paid. The payment was received and was recognized in the consolidated statement of operations as other operating income in fiscal 2009.

Unasserted Claims and Assessments

Eastman Kodak/Lite Array OLED License Agreement Dispute

By an agreement dated as of July 13, 2000 and a restatement and amendment to that agreement dated as of August 31, 2005, our subsidiary, Lite Array, Inc., entered into an OLED licensing agreement with Eastman Kodak Company (“Kodak”). In essence, those license agreements licensed our subsidiary to use certain intellectual property rights of Kodak in exchange for the promise of Lite Array to, among other things, pay certain royalties to Kodak. By letter dated September 20, 2005, Kodak served notice that it terminated the license agreement based upon the failure of Lite Array to pay certain minimum royalties, subject to the right of Lite Array to cure the claimed default within 60 days. By letter dated November 14, 2005, Lite Array notified Kodak that it has rescinded the license agreement based upon misrepresentations that Kodak made to induce Lite Array to enter into the license agreement and demanded the return of $3.85 million Lite Array has paid to Kodak under the license agreement. The outcome of any litigation seeking the return of that $3.85 million would be uncertain. The Company cannot eliminate the possibility that Kodak may claim that the $0.5 million minimum royalty remains due. However, the Company disputes this. Additionally, because Kodak has terminated the License Agreement, the Company has no obligation to pay ongoing license fees. Neither party has filed any legal action with respect to this dispute.

An adverse decision in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition.

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2009, 2008 and 2007 were provisions for legal fees of approximately $113,500, $128,411 and $60,668, respectively in relation to certain of the above cases. Unless noted above, we have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

Dividends

We are a holding company and have no business operations other than ownership of our subsidiaries. In the event that we should decide to pay cash dividends, as a holding company, our ability to pay dividends and meet other obligations would depend upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to us as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. Restrictions on currency conversion may be in effect from time to time but have not had a material effect on us to date.

B.	Significant changes.

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.	The Offer and Listing.

A.	Offer and listing details.

Our common shares began trading on the New York Stock Exchange, or NYSE, under the symbol “GAI” on April 8, 1998. Effective December 10, 2008, Global-Tech’s common stock was no longer traded on the NYSE and commenced trading on the Nasdaq Stock Market (“Nasdaq”). The following table lists the high and low market prices on the NYSE and Nasdaq for the periods indicated.

	Pre-split		Adjustment to reflect 4-for-1 reverse stock split
	High	Low	High	Low
Fiscal 2005:
Annual	9.83	6.73	39.32	26.92

Fiscal 2006:
Annual	7.20	3.53	28.80	14.12

Fiscal 2007:
First Quarter	4.00	3.17	16.00	12.68
Second Quarter	3.27	2.40	13.08	9.60
Third Quarter	6.65	2.38	26.60	9.52
Fourth Quarter	3.53	2.72	14.12	10.88
Annual	6.65	2.38	26.60	9.52

Fiscal 2008:
First Quarter	4.40	2.96	17.60	11.84
Second Quarter	3.43	2.57	13.72	10.28
Third Quarter	5.85	2.71	23.40	10.84
Fourth Quarter	4.43	2.60	17.72	10.40
Annual	5.85	2.57	23.40	10.28

Fiscal 2009:
First Quarter	4.02	2.42	16.08	9.68
Second Quarter	3.88	2.29	15.52	9.16
Third Quarter	—	—	12.00	6.00
Fourth Quarter	—	—	11.48	6.20
Annual	—	—	16.08	6.00

Fiscal 2010:
March 2009	—	—	8.00	6.20
April 2009	—	—	8.80	6.40
May 2009	—	—	9.50	7.63
June 2009	—	—	10.75	8.35
July 2009	—	—	9.34	7.31
August 2009	—	—	9.75	8.07

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

Objects and Purposes

Our “objects and purposes” are described in Clause 5 of our memorandum of association and generally allow us to engage in any act or activity that is not prohibited under British Virgin Islands law.

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

Our articles of association provide that the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us.

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

Rights of Shareholders

Our memorandum authorizes the issuance of 12,500,000 ordinary shares of $0.04 each and 250,000 preference shares of $0.04 each. We do not have any preference shares currently outstanding. The preference shares may be issued by our directors, without further action by shareholders. Our directors also have the right to fix by resolution of directors the designations, powers, preferences, rights, qualifications, limitations and restrictions of the preference shares, such as voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

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

Under British Virgin Islands law, unless otherwise provided by a company’s memorandum or articles of association, the directors may call meetings of shareholders at any time. Our articles of association require the directors to call meetings upon a written request from shareholders holding 30% or more of the outstanding voting shares.

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

Certain Anti-Takeover Matters

Under our memorandum and articles of association and the laws of the British Virgin Islands, our memorandum and articles of association may be amended by a resolution of directors or a resolution of members. This includes amendments authorizing the creation of different classes of shares, including preference shares. Our ability to amend our memorandum and articles of association by a resolution of directors could have the effect of delaying, deterring or preventing a change in control of us without any further action by our shareholders including but not limited to, a tender offer to purchase our common shares at a premium over then current market prices. In addition, the issuance of preference shares without shareholder approval, on terms as the board of directors may determine, could adversely affect the voting power of the holders of our common shares, including the loss of voting control to others. Written consent or resolution passed at a meeting of the holders of the relevant shares is required to vary class shareholders’ right.

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

We are a British Virgin Islands company and our affairs are governed by, among other things, the International Business Companies Act (“IBCA”) of the British Virgin Islands. IBCA of British Virgin Islands differs from laws applicable to United States corporations and their shareholders. Since it is impractical and burdensome to list all the difference items, set forth below is a brief description of identifiable differences between the provisions of IBCA applicable to us and those followed by domestic companies under the Nasdaq listing standards.

Board composition

Pursuant to section 42 of IBCA, the business and affairs of a BVI company shall be managed by a board of directors that consists of one or more persons but it is silent on the requirement of having a majority of independent directors. In addition, there is no requirement to evaluate directors’ independence from management.

Scheduled independent director meeting

There is no requirement that non-management directors must meet at regularly scheduled executive meetings not attended by management. Under Section 48(1) of IBCA, the directors may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

Nominating/corporate governance committee

The Nasdaq listing standards require companies to have a nominating/corporate governance committee comprised of independent directors governed by a written charter establishing minimum requirements. There is no such requirement under BVI rules.

Compensation committee

The Nasdaq listing standards require companies to have a compensation committee comprised entirely of independent directors governed by a written charter establishing certain minimum requirements. There is no such requirement under the BVI rules.

Audit committee

The Nasdaq listing standards require companies to have an audit committee, consisting of a minimum of three independent members of the board of directors governed by a written charter establishing the duties and responsibilities of the audit committee. There is no such requirement under BVI rules. However, we have an audit committee governed by a written charter consisting of three independent directors as defined in Rule 10A-3 of the Exchange Act.

CEO Certification

The Chief Executive Officer must notify the Nasdaq in writing if an executive officer of the Company becomes aware of any material non-compliance with the Nasdaq corporate governance listing requirements, notwithstanding our status as a foreign private issuer.

Code of business conduct and ethics

The Nasdaq standards require that each listed company adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have such a Code adopted for senior financial officers including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as is permitted for a foreign private issuer.

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

Inspection of books and records

Subsection 67(4) of IBCA allows a company to refuse a request from shareholders or their attorneys to inspect the share register, the books and records and contracts kept by a company, if the Company, by resolution of its directors, determines that it is not the best interest of the Company to do so. However, we are required to provide shareholders and the Nasdaq certain material information under Nasdaq rules.

C.	Material contracts.

On March 17, 2006, we contributed our OLED fixed assets (including a clean room and prototyping equipment) in Dongguan Lite Array Company Limited into Lite Array Holdings Limited (“Lite Array”) and also transferred all of our know-how and personnel associated with our OLED development program into Lite Array.

Effective April 3, 2006, we sold 70% of Lite Array to Anwell for a $5.6 million convertible note. The transaction resulted in a net gain in fiscal 2007. The Company accounts for its interests in Lite Array and its subsidiaries (the “jointly-controlled entities”), in which the company does not have unilateral control, but joint control, under the equity method. The Company has discontinued the recognition of its share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

This section summarizes the material U.S. federal income tax consequences to holders of our common shares as of the date of this annual report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes). The summary does not cover state, local or foreign law, or the possible application of U.S. federal estate, gift or excise tax. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark to market method of accounting for your securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax; or

•	a person that owns, or is treated as owning, 10% or more of our common shares.

•	certain former U.S. citizens and residents who have expatriated; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

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

Sale or other disposition of common shares. Generally speaking, in connection with the sale or other taxable disposition of our common shares:

•	you will recognize a gain or loss equal to the difference (if any) between:

•	the amount realized on such sale or other taxable disposition, and

•	your adjusted tax basis in such common shares;

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

Woolworth Building

233 Broadway

New York, New York 10279

175 W. Jackson Boulevard

Suite 900

Chicago, Illinois 60604

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I.	Subsidiary information.

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to the impact of foreign currency fluctuations, interest rate changes and the potential increases in cost of plastic resins and metals. We have not entered into foreign currency hedges, interest rate swaps or commodity futures for speculative purposes or otherwise.

We sell a majority of our products in U.S. dollars and Chinese Renminbi and pay for our materials and components in U.S. dollars, Hong Kong dollars and Chinese Renminbi. We pay labor and overhead expenses in Renminbi, Hong Kong dollars and U.S dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong Government since 1983 at approximately HK$7.80 to US$1.00 through the currency-issuing banks in Hong Kong. Consequently, the Company has not experienced any currency exchange risk exposure relating to the Hong Kong dollar in the past. This could change in the future if those in Hong Kong who are proposing a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar.

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.27. The Chinese authorities had therefore taken their first step towards a floating currency. As of March 31, 2009, the exchange rate was 6.836 and as of September 16, 2009 the exchange rate was 6.826, a 1.5% appreciation since our fiscal year end. Any appreciation costs U.S. companies more to buy Chinese products. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our manufacturing operations in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 10.1% and 12.6% of our net sales in fiscal 2008 and 2009, respectively. We believe any future appreciation of the Renminbi would result in an increase in our operating costs in China and materially impact our financial results. A 1% appreciation in the Renminbi would increase our operating loss by approximately $68,000. Our foreign currency exposure in our assets and liabilities were immaterial at March 31, 2009.

Since the Hong Kong dollar is pegged to the U.S. dollar, we might have to bear higher interest expense for any future bank loans if U.S. interest rates were to increase. We currently do not hedge our exposure to floating interest rate risk and have no debt outstanding denominated in currencies other than the U.S. dollar.

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins and various metals. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids, which may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 30-day supply. In the past, we have had limited ability to increase prices to offset plastic resin price increases. Currently, plastic resin prices are increasing significantly due to the international supply and demand for oil and the political instability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these cost increases on to our customers. Our total purchase of plastic resins in fiscal 2007, 2008 and 2009 were $8 million, $16 million and $9 million, respectively. If plastic resins prices in fiscal 2009 were to increase on an average of 10.0% from March 31, 2009 prices, and assuming we use the same amount of plastic resins as during fiscal 2009, the additional annual expense to us in fiscal 2010 would be approximately $1.0 million. As of August 31, 2009, resin prices had already increased over 7.0% from their March 31, 2009 level and our customers have not to date to compensated us in any way for the additional cost.

We also use significant quantities of stainless steel and copper wire. Copper used primarily in our electric motors and wiring has been particularly volatile. The spot price in cent per pound has risen from $135.85 as of March 31, 2004 to $170.04 as of March 31, 2009. Since our year end copper increased by 64.4% to $279.61 as of August 31, 2009.

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

Use of Proceeds

On April 7, 1998, the SEC declared effective our Registration Statement on Form F-1, File No. 333-8462, for the registration of 4,830,000 common shares in our initial public offering. Net proceeds from the initial public offering were approximately $81.0 million. As of April 2003, we had used the net proceeds of the offering as follows: approximately $16.5 million for a payment of a dividend; $9.8 million for the acquisition of a majority interest in Lite Array; $6.6 million for the expansion of the Dongguan facility and the purchase of fuel energy saving equipment; $2.0 million for the purchase of machinery, tooling and equipment; and $10.4 million for the repayment of indebtedness as reported in prior filings. After our listing on the NYSE for five years, we no longer keep track of the use of proceeds as there are continuous inflows and outflows of cash from operating and financing activities. We believe we can finance our existing business and new projects from the cash generated from our operating, financing and investing activities and we are able to maintain an adequate level of funds for potential business development or acquisition. Most of our fund balance continues to remain in temporary investments, including short-term marketable securities, U.S. dollar denominated interest-bearing savings accounts, a money market funds, and other cash-related instruments.

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures

As of March 31, 2009, an evaluation was performed, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation and for the reasons stated below, such officers concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) is accumulated and communicated to the Company’s management including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of its internal control over financial reporting as of March 31, 2009 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that the Company’s internal control over financial reporting is not effective as of March 31, 2009. In making its assessment, management identified a potential material weakness concerning the Company’s internal accounting staff’s understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company intends to retain external consultants and employees who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues.

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

The audit committee is currently comprised of three independent directors, Barry J. Buttifant, Patrick Po-On Hui and Ken Ying-Keung Wong. Mr. Buttifant is the chairman of the audit committee. The board of directors has determined that Barry J. Buttifant meets or exceeds the training, knowledge and requirements for a “financial expert” and is thus designated as the Company’s financial expert on the audit committee.

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors. See Item 6.A—Directors and senior management for his biography.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (See Exhibit 11.1)

Item 16C.	Principal Accountant Fees and Services

Ernst & Young became our independent auditors in fiscal 2003. Fees payable for the fiscal years ended March 31, 2009 and 2008 to Ernst & Young are detailed below:

	Fiscal Year Ended March 31, 2009	Fiscal Year Ended March 31, 2008
Audit fees	$278,054	$276,283
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$278,054	$276,283

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

Item 16G.	Corporate Governance

The Company’s corporate governance practices are governed by applicable British Virgin Islands law, as well as by its Memorandum and Articles of Association. We have securities that are registered with the SEC and are listed on the Nasdaq, and are therefore subject to corporate governance requirements applicable to foreign private issuers listed on the Nasdaq. Nasdaq Marketplace Rule 5615(a)(1)(3) provides that foreign private issuers listed on Nasdaq may elect to follow home country corporate governance practices in lieu of certain of the corporate governance requirements set forth in the Rule 5400 series, Rule 5250(d), and Rules 5210(c) and 5255, with the exception that all such issuers shall: (i) comply with Rule 5625 (Notification of Material Noncompliance); (ii) have an audit committee that satisfies Rule 5605(c)(3) that consists of members that meet the criteria for independence referenced in Rule 5605(c)(2)(A)(ii); and (iii) comply with Rules 5210(c) and 5255 (Direct Registration Program) unless prohibited from complying by law or regulation in its home country. Furthermore, foreign private issuers electing to follow home country practice in lieu of a requirement of Rules 5600, 5250(d), 5210(c) or 5255 are required to submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws and, in the case of Rules 5210(c) and 5255, certifying they a law or regulation in the home country prohibits compliance. The Company submitted the required certification in connection with its listing application on November 26, 2008.

Rules	Requirements	Company Compliance
Rule 5605(b)(1) Majority Independent Board	A majority of the board of directors must be comprised of “Independent directors” as defined in Rule 5605(a)(2).	It is not mandatory for Global-Tech to comply with this provision. However, Global-Tech’s board consists of six members of which three are independent.

Rule 5605(a)(2) and 5605(b)(1) Definition of Independent Directors

(a)    Independent director should be a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Global-Tech considers whether its board members meet the requirements of being “independent.”

Rules	Requirements	Company Compliance
(b) The following persons shall not be considered “independent”:

(i) A director who is, or during the past three years was, employed by the Company;

(ii)    A director who accepts or who has a Family Member who accepts any payments from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than compensation for board service, compensation paid to a Family Member who is an employee of the Company, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(iii) A director who is a Family Member of an individual who is, or during the post three years was employed by the Company as an executive officer;

(iv)   A director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years;

Rule 5605(b)(2) Executive Sessions	The board must have regularly scheduled (at least twice a year) meetings at which only independent directors are present.	The board does not hold regularly scheduled sessions of the independent directors.

Rule 5605(e)(1) Independent Director Oversight of Nominations of Directors	Director nominees must be selected or recommended for the Board’s selection by (a) a majority of independent directors on the board or (b) by a nominating committee comprised solely of independent directors.	Global-Tech is not required to have a nominating committee. However, any director nominees must be selected by a majority of independent directors.

Rule 5405(d) Independent Director Oversight of Executive Officer Compensation	Compensation of the chief executive and other executive officers must be determined or recommended to the board by majority vote of only Independent Directors or a compensation committee comprised solely of Independent Directors. The chief executive officer may not be present during voting or deliberations regarding the determination of compensation of the chief executive officer.	Mr. Brian Yuen, one member of Global-Tech’s compensation committee, is not considered independent since he is a member of management of the Company.

Rule 5605(c)(1)Audit Committee Charter	The Company has adopted a formal written Audit Committee Charter specifying the items enumerated in Rule 5605(c)(1), and that the Audit Committee will review and assess the adequacy of the charter on an annual basis.	The Company has a formal charter that is reviewed annually.

Rule 5610 Code of Conduct	Each Company must adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available.	Global-Tech has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-56 incorporated herein by reference.

Item 19.	Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 30, 2009

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ John C.K. Sham
John C.K. Sham President and Chief Executive Officer

Audited Consolidated Financial Statements

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

(Incorporated in the British Virgin Islands with limited liability)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Global-Tech Advanced Innovations Inc.

(Formerly known as Global-Tech Appliances Inc.)

We have audited the accompanying consolidated balance sheets of Global-Tech Advanced Innovations Inc. and its subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Advanced Innovations Inc. and its subsidiaries at March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Hong Kong

September 26, 2009

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2009 and 2008

	Notes	2009	2008
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4	11,312,882	31,672,585
Time deposits	5	4,410,951	—
Restricted cash	6	4,389,880	—
Available-for-sale investments	7	15,985,288	4,419
Accounts and bills receivable, net	8	18,438,329	22,073,653
Inventories	9	8,448,398	12,540,999
Prepaid expenses		264,147	212,482
Deposits and other assets		1,492,514	2,205,087
Legal claims receivable	23	5,100,246	5,614,897
Amount due from a related party	10	33,011	28,746
Amount due from a jointly-controlled entity	10	69,523	57,873
Convertible note	14	5,598,487	—
Interest receivable		504,000	—

Total current assets		76,047,656	74,410,741

Interests in jointly-controlled entities	15	—	—
Property, plant and equipment, net	11	24,592,448	25,270,919
Land use rights, net	12	3,073,105	2,674,177
Convertible note	14	—	5,417,403
Deposits paid for purchase of property, plant and equipment		200,696	615,460
Interest receivable		—	336,000

Total assets		103,913,905	108,724,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		7,962,971	8,935,551
Loans payable	17	—	1,600,311
Customer deposits		716,670	636,732
Accrued salaries, allowances and other employee benefits		3,194,216	2,811,473
Accrual for loss contingencies	23	6,076,640	6,010,044
Other accrued liabilities		6,233,965	5,372,596
Income tax payable		5,501,086	5,048,663

Total current liabilities		29,685,548	30,415,370

Deferred tax liabilities	20	27,344	66,492

Total liabilities		29,712,892	30,481,862

Commitments and contingencies	22, 23
Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,227,064 shares issued and outstanding as of March 31, 2009 and 2008	18	129,083	129,083
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued		—	—
Additional paid-in capital		84,266,412	84,222,582
Accumulated deficit		(10,554,563)	(4,714,141)
Accumulated other comprehensive income		5,021,266	3,098,761
Less: Treasury stock, at cost, 189,387 and 169,787 shares as of March 31, 2009 and 2008		(4,661,185)	(4,493,447)

Total shareholders’ equity		74,201,013	78,242,838

Total liabilities and shareholders’ equity		103,913,905	108,724,700

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2008 AND 2007

	Notes		2009	2008	2007
			US$	US$	US$
Net sales			87,387,372	105,543,089	60,290,794
Cost of goods sold			(81,500,506)	(94,975,910)	(56,762,423)

Gross profit			5,886,866	10,567,179	3,528,371
Selling, general and administrative expenses			(13,074,795)	(12,802,546)	(12,454,368)
Other operating income (loss), net			1,674,332	(142,844)	608,244

Operating loss			(5,513,597)	(2,378,211)	(8,317,753)
Interest income, net			533,486	1,703,682	1,436,191
Other income (expenses), net	19		431,993	(1,809,344)	1,728,337
Loss on dissolution of a subsidiary			(1,028,875)	—	—
Gain on disposal of subsidiaries	13		157,597	—	3,951,520
Share of losses of jointly-controlled entities			—	(346,183)	(186,503)

Loss before income taxes			(5,419,396)	(2,830,056)	(1,388,208)
Income tax benefit (expense)	20		(421,026)	(1,597,057)	144,397

Net loss before minority interests			(5,840,422)	(4,427,113)	(1,243,811)
Minority interests			—	—	77,110

Net loss			(5,840,422)	(4,427,113)	(1,166,701)

Basic and diluted loss per share of common stock	21		(1.91)	(1.45)	(0.38)

			Number	Number	Number

Basic and diluted weighted average number of shares of common stock	21		3,051,216	3,056,448	3,055,902

			US$	US$	US$

Rental expense paid to related parties (included in selling, general and administrative expenses)	10	(a)	738,697	752,232	753,919
Rental income earned from a related party (included in other income (expenses), net)	10	(b)	50,812	50,302	49,957
Management income earned from a related party (included in other income (expenses), net)	10	(c)	106,677	99,582	111,992

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2008 AND 2007

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Treasury stock	Accumulated other comprehensive income (losses)	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2006	3,225,689	(169,787)	129,028	83,030,824	879,673	(4,493,447)	(197,161)	79,348,917
Net loss for the year	—	—	—	—	(1,166,701)	—	—	(1,166,701)
Other comprehensive income (losses):
• share of other comprehensive income of jointly-controlled entities	—	—	—	—	—	—	12,496	12,496
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	117,614	117,614
• foreign currency translation adjustments	—	—	—	—	—	—	(55,659)	(55,659)

Total net comprehensive loss								(1,092,250)
Stock compensation expense	—	—	—	1,123,577	—	—	—	1,123,577

Balance as of March 31, 2007	3,225,689	(169,787)	129,028	84,154,401	(287,028)	(4,493,447)	(122,710)	79,380,244
Net loss for the year	—	—	—	—	(4,427,113)	—	—	(4,427,113)
Other comprehensive income (losses):
• share of other comprehensive income of jointly-controlled entities	—	—	—	—	—	—	39,329	39,329
• release of unrealized gain on available-for-sale investments, net of income tax of nil, upon disposal	—	—	—	—	—	—	(192,894)	(192,894)
• unrealized loss on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	(183)	(183)
• foreign currency translation adjustments	—	—	—	—	—	—	3,375,219	3,375,219

Total net comprehensive loss								(1,205,642)
Shares issued on exercise of options	625	—	25	9,725	—	—	—	9,750
Shares issued to an employee	750	—	30	1,969	—	—	—	1,999
Stock compensation expense	—	—	—	56,487	—	—	—	56,487

Balance as of March 31, 2008	3,227,064	(169,787)	129,083	84,222,582	(4,714,141)	(4,493,447)	3,098,761	78,242,838

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2008 AND 2007

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Treasury stock	Accumulated other comprehensive income (losses)	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2008	3,227,064	(169,787)	129,083	84,222,582	(4,714,141)	(4,493,447)	3,098,761	78,242,838
Net loss for the year	—	—	—	—	(5,840,422)	—	—	(5,840,422)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	10,064	10,064
• release of realized foreign currency translation arising from dissolution of a subsidiary	—	—	—	—	—	—	1,028,875	1,028,875
• foreign currency translation adjustments	—	—	—	—	—	—	883,566	883,566

Total net comprehensive loss								(3,917,917)
Shares repurchased as treasury stock	—	(19,600)	—	—	—	(167,738)	—	(167,738)
Shares issued to an employee	—	—	—	1,969	—	—	—	1,969
Stock compensation expense	—	—	—	41,861	—	—	—	41,861

Balance as of March 31, 2009	3,227,064	(189,387)	129,083	84,266,412	(10,554,563)	(4,661,185)	5,021,266	74,201,013

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2008 AND 2007

	2009	2008	2007
	US$	US$	US$
Cash flows from operating activities:
Net loss	(5,840,422)	(4,427,113)	(1,166,701)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interests in losses of subsidiaries	—	—	(77,110)
Amortization	76,285	63,056	59,116
Depreciation	3,830,549	3,037,662	3,413,658
Accretion of a convertible note discount	(181,084)	(175,698)	(168,173)
Gain on disposal of subsidiaries	(157,597)	—	(3,951,520)
Loss on dissolution of a subsidiary	1,028,875	—	—
Share of losses of jointly-controlled entities	—	346,183	186,503
Loss on disposal of property, plant and equipment	39,645	17,386	97,997
Impairment of property, plant and equipment	200,407	—	17,174
Allowance for doubtful accounts	—	81,889	3,173
Stock compensation expense	41,861	56,487	1,123,577
Shares issued to an employee	1,969	1,969	—
Deferred tax expense (benefit)	(39,319)	(52,983)	80,967
Foreign exchange	(168,485)	388,188	862,735

Changes in operating assets and liabilities:
Accounts and bills receivable, net	3,915,827	(11,766,542)	(872,029)
Prepaid expenses	(48,200)	(28,529)	84,594
Deposits and other assets	221,121	253,366	(605,015)
Legal claims receivable	522,312	(219,552)	(853,752)
Amount due from a related party	(40,777)	(28,746)	—
Amount due from a jointly-controlled entity	24,862	16,791	41,082
Inventories	4,342,192	(2,582,189)	1,646,669
Interest receivable	(168,000)	(168,000)	(168,000)
Accounts payable	(297,899)	2,341,377	1,079,664
Accrued salaries, allowances and other employee benefits	362,868	610,266	146,058
Other accrued liabilities	(1,133,707)	1,675,475	223,970
Accrual for loss contingencies	317,074	347,828	213,211
Amount due to a related party	—	(4,664)	4,664
Income tax payable	641,302	2,573,623	295,880

Net cash provided by (used in) operating activities	7,491,659	(7,642,470)	1,718,392

continued/…

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2008 AND 2007

	2009	2008	2007
	US$	US$	US$
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	772	70,331
Deposits paid for purchase of property, plant and equipment	(200,696)	(615,460)	(33,507)
Purchases of property, plant and equipment	(2,174,170)	(3,689,744)	(560,110)
Increase in land use rights	(403,243)	(47,273)	(205,300)
Decrease (increase) in time deposits	(4,380,440)	67,688	(67,688)
Proceeds from disposal of available-for-sale investments	9,979,200	14,672,506	37,973,452
Purchases of available-for-sale investments	(25,949,992)	—	(34,071,106)
Proceeds from disposal of subsidiaries, net of cash and cash equivalents disposed of	(194)	—	—

Net cash provided by (used in) investing activities	(23,129,535)	10,388,489	3,106,072

Cash flows from financing activities:
Capital contribution by minority shareholders	—	—	76,781
Increase in restricted cash	(4,374,697)	—	—
Repayment of short-term bank borrowings	—	—	(37,595)
Proceeds from stock options exercised	—	9,750	—
Purchases of treasury stock	(167,738)	—	—

Net cash provided by (used in) financing activities	(4,542,435)	9,750	39,186

Effect of foreign exchange rate changes on cash	(179,392)	(908,098)	(2,352,482)

Net increase (decrease) in cash and cash equivalents	(20,359,703)	1,847,671	2,511,168
Cash and cash equivalents at beginning of fiscal year	31,672,585	29,824,914	27,313,746

Cash and cash equivalents at end of fiscal year	11,312,882	31,672,585	29,824,914

Supplemental disclosure information:
Cash paid for interest expense	1,563	24,158	317
Cash paid for tax expense	92,415	19,868	103,655
Supplemental schedule of non-cash activities:
Disposal of subsidiaries in exchange for a convertible note	—	—	5,073,532
Non-cash acquisition of property, plant and equipment	—	1,600,311	—

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Global-Tech Advanced Innovations Inc. (“Global-Tech”) (formerly known as Global-Tech Appliances Inc.) is primarily an investment holding company, which was incorporated in the British Virgin Islands on May 2, 1991. Global-Tech and its subsidiaries (hereinafter collectively referred to as the “Company”) is primarily a manufacturer of consumer electrical products, including, but not limited to, floor care products and small household appliances, electronic and optical components, and is also involved in the assembly of cellular phones. The Company’s manufacturing operation is located in Dongguan, the People’s Republic of China (the “PRC”). The Company’s products are primarily sold to customers located in the United States of America (the “U.S.A.” or the “U.S.”), Europe and Mainland China.

Effective December 10, 2008, Global-Tech’s common stock was no longer traded on the New York Stock Exchange and commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GAI”. Global-Tech also changed its name to “Global-Tech Advanced Innovations Inc.”, effective as of the close of business on December 10, 2008.

To satisfy the minimum bid price requirement of Nasdaq, Global-Tech’s Board of Directors authorized an amendment to Global-Tech’s Memorandum of Association to effect a 4-for-1 reverse stock split of the issued and outstanding shares of common stock of Global-Tech, effective as of the close of business on December 10, 2008 (the “Effective Date”). Global-Tech also proportionally reduced the authorized number of its common and preferred stock by four to 12,500,000 and 250,000, respectively. These financial statements present common stock, preferred stock and share option information to reflect the above-mentioned reverse stock split on a retroactive basis.

2.	SUBSIDIARIES

Details of Global-Tech’s subsidiaries as of March 31, 2009 were as follows:

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100	Investment holding

Global Display Holdings Limited	British Virgin Islands	100	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100	Provision of management services

Global Rich Innovation Limited	Hong Kong	100	Trading of raw materials and household appliance products

Wing Shing Overseas Limited	British Virgin Islands	100	Trading of raw materials and household appliance products

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUBSIDIARIES (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2009 were as follows: (continued)

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding

Consortium Investment (BVI) Limited	British Virgin Islands	100	Investment holding

Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical components

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Manufacturing of household appliance products

Dongguan Lite Array Company Limited (“DGLAD”)	PRC	100	Manufacturing of electronic and optical components and provision of cellular phone assembly services

Global Auto Limited	Hong Kong	70	Inactive

Global Household Products Limited	Hong Kong	100	Trading of raw materials and household appliance products

Pentalpha Medical Limited	Hong Kong	100	Inactive

Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100	Inactive

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUBSIDIARIES (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2009 were as follows: (continued)

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
Global-Tech USA, Inc.	State of Delaware, U.S.A.	100	Provision of consultation services

Global Digital Imaging Limited	British Virgin Islands	100	Trading of raw materials and digital products

MasterWerke Limited	State of Delaware, U.S.A.	100	Investment holding

Wing Shing Products (BVI) Company Limited	British Virgin Islands	100	Inactive

Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding

Lite Array OLED (BVI) Company Limited	British Virgin Islands	76.75	Inactive

Lite Array, Inc.	State of Delaware, U.S.A.	76.75	Provision of administrative services

During the fiscal year ended March 31, 2009, the Company disposed of its entire equity interest in Winway Technology Development Limited (“Winway”), a 83.33% owned subsidiary incorporated in Hong Kong, which was inactive at the date of the disposal, to the minority shareholder of Winway, for nil consideration, as further detailed in note 13(b) to the financial statements.

During the fiscal year ended March 31, 2009, the Company dissolved Pentalpha Macau Commercial Offshore Limited, a wholly-owned subsidiary incorporated in Macau, which was inactive at the date of the dissolution. The loss on dissolution amounted to approximately US$1 million which represented the realization of foreign currency translation differences and was charged to the consolidated statement of operations.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. The fiscal year end date of Lite Array Holdings Limited (“Lite Array Holdings”), a jointly-controlled entity of the Company, is December 31. There have been no significant transactions in Lite Array Holdings and its subsidiaries, which would materially affect the Company’s financial position and results of operations during each of the period from Lite Array Holdings’ fiscal year end date to March 31, 2009, 2008 and 2007.

All significant intercompany balances and transactions between group companies are eliminated on consolidation.

(c)	Use of estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the amounts that are reported in these financial statements and accompanying disclosures. The most significant accounting estimates with regard to these consolidated financial statements that require the most significant and subjective judgments include, but are not limited to, valuation of investments and determination of other-than-temporary impairments, useful lives of property, plant and equipment, recoverability of long-lived assets, determination of impairment losses, assessment of market value of inventories and provision for inventory obsolescence, allowance for doubtful accounts, provision for employee benefits, provision for warranty, recognition and measurement of current and deferred income taxes (including income tax benefit (expense)), valuation allowance for deferred tax assets, assumptions used for the valuation of options to purchase Global-Tech’s common stock, provision for loss contingencies, and measurement of fair values of financial instruments. Actual results could differ materially from those estimates.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdraw and use, and other investments that are readily convertible into cash with original maturities of three months or less.

(e)	Restricted cash

Restricted cash consists of bank deposits, which may only be used to settle pre-arranged general banking facilities.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Investments

Debt and equity investments designated as available-for-sale investments are stated at fair value. Unrealized gains or losses, net of tax, on available-for-sale investments are included in accumulated other comprehensive income (losses), a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale investments are included in the consolidated statement of operations. Gains or losses on sale of investments and amounts reclassified from accumulated other comprehensive income (losses) to earnings are computed based on the specific identification method. Interest or dividend income on securities classified as available-for-sale investments is included in interest income or dividend income, respectively.

Non-derivative securities with fixed or determinable payments and fixed maturities are classified as held-to-maturity investments if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost. Interest on securities classified as held-to-maturity investments is included in interest income.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale investment is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for the investment. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the current and expected financial conditions of the investment’s issuer, and the Company’s investment intent. A decline in the market value of a quoted security for an extended period of time (e.g. six months) is generally indicative of an other-than-temporary impairment.

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity. The Company’s investment in a jointly-controlled entity for which it, not being the unilateral controlling owner of the entity, but has the ability to exercise joint control, is accounted for using the equity method. Under the equity method, the Company’s proportionate share of the jointly-controlled entities’ net income or loss and amortization of any identifiable intangibles arising from the investment is included in “Share of income (losses) of jointly-controlled entities”. The Company ceases to apply the equity method when its share of the jointly-controlled entities’ losses exceed the carrying value of its investment.

All other investments for which the Company does not have the ability to exercise joint control or significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the investee’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from such investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method for impairment with any loss included in the consolidated statement of operations in the period when it is incurred.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Inventories

Inventories are stated at the lower of cost or market. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of overheads.

(h)	Property, plant and equipment

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

The principal annual rates used for this purpose are as follows:

Annual rate
Leasehold improvements	Over the shorter of the lease terms or the estimated useful life
Buildings	4.5%
Plant	4.5%
Machinery	10%
Moulds	20% - 33%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Construction in progress

Construction in progress represents property, plant and equipment under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises the direct costs of construction, installation and other costs in making the asset ready for its intended use. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for its intended use.

(j)	Impairment of long-lived assets

The Company evaluates long-lived assets, such as property, plant and equipment, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will have impact on the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS” or “FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset over their fair value.

The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, and accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less their costs to sell.

(k)	Revenue recognition

The Company recognizes revenues in accordance with the Securities and Exchange Commission (the “SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, which requires that four basic criteria must be met before revenue can be recognized: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Net sales represent the gross invoiced amount, net of discounts, and are recognized when goods are shipped and title has passed. To the extent products are required to meet customer specifications, such products are subject to technical and quality tests that are designed to ensure compliance prior to shipment.

Under the Company’s standard terms and conditions, which are mainly Free On Board shipping point, title and risk of loss are transferred to the customer at the time the product is delivered to the customer’s freight forwarder.

Revenue related to the provision of assembly services is recognized upon the completion of such services and delivery of the related product using the same criteria of SAB No. 104 stated above. Historically, revenue from assembly services has been insignificant.

Deposits or advance payments from customers prior to delivery and passage of title of merchandise are recorded as customer deposits.

In accordance with the relevant tax laws in the PRC, value-added tax is levied on the invoiced value of sales of goods and is payable by the purchaser. Revenue is recognized net of all value-added tax imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Advertising costs

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$8,438, US$22,572 and US$11,469 for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

(m)	Design and development costs

Design and development costs primarily relate to the cost of samples and prototypes and salaries of our engineers.

The Company expenses all design and development costs when incurred. Included in the SG&A expenses line item in the consolidated statement of operations were design and development costs of US$685,126, US$1,075,556 and US$1,125,817 for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

(n)	Shipping and handling costs

In accordance with Emerging Issues Task Force Issue (“EITF”) 00-10 “Accounting for Shipping and Handling Fees and Costs”, shipping and handling fees billed to customers are included in net sales in the consolidated statement of operations. Any shipping and handling costs incurred by the Company associated with the sale of products are included in SG&A on the face of the consolidated statement of operations. During the fiscal years ended March 31, 2009, 2008 and 2007, shipping and handling costs charged to SG&A were US$802,664, US$1,159,569 and US$855,644, respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2009, 2008 and 2007, inbound freight costs charged to cost of goods sold were US$128,325, US$340,938 and US$337,341, respectively. Other related costs are included in manufacturing overheads.

(o)	Foreign currencies

The functional currency of Global-Tech is the United States dollar. Each subsidiary within the Company determines its own functional currency in accordance with SFAS No. 52 “Foreign Currency Translation”. Transactions denominated in foreign currencies are translated using the exchange rates in effect at the dates of the transactions or the average rate of exchange for the period. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rates in effect at the balance sheet date (the closing rate) with any foreign exchange gains or losses included in the income or loss for the period.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Foreign currencies (continued)

On consolidation, the financial statements of the subsidiaries are translated into the reporting currency of Global-Tech, that is, the United States dollars, in accordance with SFAS No. 52, “Foreign Currency Translation”, at the rate of exchange in effect at the balance sheet date for assets and liabilities, and at the average rates of exchange during the year for income and expense items. Translation differences arising therefrom are credited or charged to the accumulated other comprehensive income (losses).

(p)	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

On April 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxation authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Company’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Company’s accumulated deficit as of April 1, 2007.

The Company recorded its possible interest and penalties due to any potential underpayment of income taxes, if and when required, in interest expense and other expenses, respectively.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries. The Company intends to permanently reinvest foreign subsidiaries’ earnings.

(q)	Stock compensation expense

Effective from April 1, 2006, the Company has applied the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), and related interpretations in accounting for its employee share-based payment transactions. Accordingly, stock compensation cost is measured at the date of grant, based on fair value which is estimated using the Black-Scholes option pricing model. Stocks issued to an employee as compensation are measured fair value based on the grant date quoted market price. The compensation cost for share-based awards with service conditions is amortized over the vesting period of the awards using the straight-line method provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant date fair value of the award that is vested at that date.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Stock compensation expense (continued)

The Company accounts for stock options granted to a counterparty other than an employee in accordance with Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Fair value of the equity instruments is recognized on the measurement date which is the earlier of (i) a commitment for performance by the counterparty to earn the equity instruments being reached or (ii) the counterparty’s performance being completed.

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

(r)	Retirement costs

Retirement cost contributions relating to defined contribution plans are made based on a percentage of the relevant employees’ salaries and are included in the consolidated statement of operations as they become payable. The assumptions used in calculating the obligation for retirement cost contributions depend on the local economic environment, interpretations and practices in respect thereof.

(s)	Operating leases

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Earnings (loss) per share

Earnings (loss) per share is computed in accordance with SFAS No. 128, “Earnings Per Share”. Under the provisions of SFAS No. 128, basic earnings or loss per share of common stock is computed by dividing the net income or loss available to common shareholders for the year by the weighted average number of shares of common stock outstanding during the year. Diluted earnings or loss per share of common stock reflects the potential dilution that could occur if securities or other contracts/arrangements to issue shares of common stock were exercised or converted into shares of common stock. Common equivalent shares, comprised of incremental shares of common stock issuable upon the exercise of stock options, are included in diluted earnings or loss per share if they have a dilutive effect by application of the treasury stock method.

(u)	Accounts and bills receivable, net

Accounts and bills receivable are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The Company does not charge interest on accounts receivable. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends and specific identification of certain receivables that are at the risk of not being paid. The Company reviews the aged analysis of accounts and bills receivable on a regular basis. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against the allowance for doubtful accounts. In light of the recent economic downturn in the global economy, the Company’s estimates and judgments with respect to the collectability of its receivables have been subject to greater uncertainty than in more stable periods.

(v)	Treasury stock

The Company accounts for the acquired shares of its own capital stock (“treasury stock”) in accordance with Accounting Research Bulletin (“ARB”) No. 43, Chapter 1B, and Accounting Principles Board Opinion No. 6, “Status of Accounting Research Bulletins”. The cost of the acquired treasury stock is shown as a deduction from shareholders’ equity. Gains on sale of treasury stock not previously accounted for as constructively reissued are credited to additional paid-in capital while losses are charged to additional paid-in capital to the extent that previous net gains from the sale or retirement of the same class of stock are included therein, otherwise the loss is charged to retained earnings/accumulated deficit.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Comprehensive income (losses)

The Company applies SFAS No. 130, “Reporting Comprehensive Income”, which establishes guidance for the reporting and display of comprehensive income (loss) and its components. Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to the shareholders. Total net comprehensive income (loss) includes net income or loss for the year as well as additional other comprehensive income (loss). The Company’s other comprehensive income (loss) consists of the Company’s share of other comprehensive income of jointly-controlled entities, unrealized gains and losses on available-for-sale investments and foreign currency translation adjustments, all recorded net of tax.

(x)	Loss contingencies

The Company makes provision related to loss contingencies when a loss is probable and the amount is reasonably estimable. Although management believes, after consultation with the Company’s counsel, that adequate reserves have been provided for all known loss contingencies, the ultimate result will depend on the resolution of the uncertainties. Therefore, actual results may differ from such estimates and the difference may be material.

(y)	Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business in three segments. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements.

(z)	Warranty cost

The Company estimates its warranty provision for defective products based on various factors including the likelihood of defects, an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above consideration, the Company has accrued for warranty costs of US$191,459 for the year ended March 31, 2009 (2008: US$235,315 and 2007: nil). The basis and the amount of the warranty accrual will be reviewed and adjusted periodically based on actual experience.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

(i)	In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. SFAS No. 141(R) is effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) will change the Company’s accounting treatment for business combinations on a prospective basis.

(ii)	In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS No. 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sales proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS No. 160 carries forward the provisions of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, related to consolidation purpose and policy, and certain consolidation procedure topics. SFAS No. 160 is effective for the fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 requires the presentation and disclosure requirements for existing minority interests to be applied retrospectively. All other requirements of SFAS No. 160 are to be applied prospectively. The Company is currently assessing the impact, if any, of this new standard will have on its consolidated financial statements.

(iii)	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). This standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. SFAS No. 161 requires entities to provide greater transparency about how and why they use derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect their financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS No. 161 to have any material effect on its consolidated results of operations and financial condition.

(iv)	In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 also requires entities to disclose the date on which subsequent events were evaluated as well as the reason why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 is effective for interim or annual periods ending after June 15, 2009 and is required to be adopted by the Company in the first quarter of the fiscal year 2010. The Company is currently assessing the impact, if any, of this new standard will have on its consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

(v)	In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140”. This statement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and is required to be adopted by the Company in the first quarter of the fiscal year 2011. Earlier application is prohibited. This statement must be applied to transfers of financial assets occurring on or after the effective date. The Company is currently assessing the impact, if any, of this new standard will have on its consolidated financial statements.

(vi)	In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 changes the approach to determining the primary beneficiary of a variable interest entity (“VIE”) and requires an entity to regularly assess whether it is the primary beneficiary of a VIE. SFAS No. 167 is effective for the first annual reporting period that begins after November 15, 2009. The Company is currently evaluating what effects, if any, the adoption of SFAS No. 167 will have on the Company’s future results of operations and financial condition.

(vii)	In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of SFAS No. 162”. The FASB approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company in the second quarter of the fiscal year 2010.

(viii)	In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”), which provides additional guidance on measuring the fair value of financial instruments when markets become inactive and quoted prices may reflect distressed transactions. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently in the process of assessing the impact, if any, of the adoption FSP 157-4 will have on its consolidated financial statements.

(ix)	In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment accounting guidance for debt securities. This FSP requires that other-than-temporary impairment be separated into the amount of the total impairment related to credit losses and the amount of the total impairment related to all other factors. The amount of the total other-than-temporary impairment related to credit losses is recognized in earnings and the amount related to all other factors is recognized in other comprehensive income (loss). This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently in the process of assessing the impact, if any, of the adoption of this FSP will have on its consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

(x)	In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and contingent consideration, and impairment considerations involving equity method investments. EITF 08-6 is effective for interim and annual reporting periods ending after September 15, 2009, with early adoption prohibited. The Company is currently evaluating the impact, if any, of the adoption of EITF 08-6 will have on its consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	March 31, 2009	March 31, 2008
	US$	US$
Cash on hand and at banks	11,045,550	19,218,474
Money market funds	267,332	12,454,111

Total cash and cash equivalents	11,312,882	31,672,585

The cash on hand and at banks of the Company denominated in Renminbi (“RMB”) amounted to RMB9,125,514 (equivalent to US$1,335,330) and RMB41,655,715 (equivalent to US$5,939,947) as of March 31, 2009 and 2008, respectively. RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

5.	TIME DEPOSITS

As of March 31, 2009, time deposits of RMB30,144,000 (equivalent to US$4,410,951) were deposited with a creditworthy bank with an original maturity more than three months when acquired. The time deposits bear interest ranging from 1.71% to 3.25% per annum and will mature in May 2009.

6.	RESTRICTED CASH

As of March 31, 2009, time deposits of RMB30,000,000 (equivalent to US$4,389,880) (March 31, 2008: nil) were deposited with and pledged to a bank to secure general banking facilities granted to the Company, including a RMB30,000,000 line of credit.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2009 and 2008:

	Costs		Net unrealized gains (losses)		Fair values
	2009 US$	2008 US$	2009 US$	2008 US$	2009 US$	2008 US$
U.S. treasury bills	15,970,792	—	12,498	—	15,983,290	—
Listed equity securities	3,143	3,130	(1,145)	1,289	1,998	4,419

	15,973,935	3,130	11,353	1,289	15,985,288	4,419

The Company’s U.S. treasury bills as of March 31, 2009 were held with contractual maturities of less than six months. As of March 31, 2009, certain available-for-sale investments of the Company with investment cost totaling US$2,387 (March 31, 2008: Nil) were in unrealized loss positions of US$2,206 (March 31, 2008: Nil). During the fiscal years ended March 31, 2009, 2008 and 2007, no gain or loss was recognized on the disposal of the Company’s available-for-sale debt securities.

The fair values of listed equity securities are based on quoted market prices at the balance sheet date.

The net unrealized gains consisted of gross unrealized gains for the fiscal years ended March 31, 2009, 2008 and 2007 of US$13,559, US$1,289 and US$194,366, respectively, and gross unrealized losses for the fiscal years ended March 31, 2009, 2008 and 2007 of US$2,206, nil and nil, respectively.

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2009, 2008 and 2007 were US$9,979,200, US$14,672,506 and US$37,973,452, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	ACCOUNTS AND BILLS RECEIVABLE, NET

	March 31, 2009	March 31, 2008
	US$	US$
Accounts receivable	12,716,823	11,989,577
Less: Allowance for doubtful accounts	(65,308)	(65,308)

Accounts receivable, net	12,651,515	11,924,269
Bills receivable	5,786,814	10,149,384

Accounts and bills receivable, net	18,438,329	22,073,653

	Fiscal years ended
	March 31, 2009	March 31, 2008	March 31, 2007
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	65,308	12,171	48,715
Additions	—	81,889	3,173
Amount written-off as uncollectible during the fiscal year	—	(28,686)	(39,618)
Exchange realignment	—	(66)	(99)

Balance at end of fiscal year	65,308	65,308	12,171

9.	INVENTORIES

	March 31, 2009	March 31, 2008
	US$	US$
Raw materials	3,544,915	7,158,303
Work in progress	2,292,871	2,840,708
Finished goods	2,610,612	2,541,988

	8,448,398	12,540,999

For the fiscal years ended March 31, 2009, 2008 and 2007, a write-down of inventories to market of US$688,020, US$1,253,352 and nil, respectively, was recognized in the consolidated statement of operations.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	RELATED PARTY TRANSACTIONS

A related party is any party that controls, jointly controls or can significantly influence the management or operating policies of the Company. Such parties would also include affiliates, investments accounted for by the equity method, principal shareholders, management, directors and the immediate family members of principal shareholders, management or directors.

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2009, 2008 and 2007, the Company had the following material transactions with related parties during those years:

(a)	The Company incurred annual real estate rental expenses for the fiscal years ended March 31, 2009, 2008 and 2007 of approximately US$738,697, US$752,232 and US$753,919, respectively, payable to two directors of Global-Tech and certain related companies of which certain of their directors are also the directors of Global-Tech. Included in the aforesaid annual real estate rental expenses were amounts of US$478,211, US$476,933 and US$478,082 paid to two directors of Global-Tech during the fiscal years ended March 31, 2009, 2008 and 2007, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

(b)	Rental income of US$50,812, US$50,302 and US$49,957 was earned for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, from a jointly-controlled entity. The rentals were charged on mutually agreed terms.

(c)	Management fee income of US$106,677, US$99,582 and US$111,992 was earned for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, from a jointly-controlled entity, which was charged with reference to the actual costs incurred.

The amount due from a jointly-controlled entity is unsecured, interest-free and has no fixed terms of repayment. The amount due from a related party, of which two of the directors of Global-Tech are shareholders, is unsecured, interest-free and has no fixed terms of repayment.

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2009	March 31, 2008
	US$	US$
Leasehold improvements and buildings	25,676,292	24,983,527
Plant and machinery	30,819,342	27,978,994
Moulds	10,321,761	10,299,740
Transportation equipment	1,655,049	1,540,623
Furniture, fixtures and equipment	5,939,026	5,709,600
Construction in progress	23,618	—

	74,435,088	70,512,484

Less: Accumulated depreciation	(49,842,640)	(45,241,565)

Property, plant and equipment, net	24,592,448	25,270,919

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(a)	During the fiscal years ended March 31, 2009, 2008 and 2007, impairment losses relating to property, plant and equipment of US$200,407, nil and US$17,174, respectively, were recognized in the consolidated statement of operations for certain moulds, plant and machinery, and furniture, fixtures and equipment which are no longer used in the operations of the Company. The impairment losses recognized during the fiscal years ended March 31, 2009, 2008 and 2007 were included in “Cost of goods sold” and “SG&A” on the face of the consolidated statement of operations in the amounts of US$128,911, nil and nil, respectively, and US$71,496, nil and US$17,174, respectively.

(b)	As of March 31, 2009 and 2008, buildings with aggregate net book values of approximately US$101,687 and US$104,002, respectively, were situated in Hong Kong and manufacturing facilities with aggregate net book values of approximately US$13,282,856 and US$14,020,515, respectively, were situated in Mainland China. The land where the manufacturing facilities were situated is held under certain land use rights that will expire in 2043. Up to March 31, 2009, the Company has obtained a sizable portion of the property ownership certificates for its buildings (14 out of a total of 34 properties). The application for the remaining property ownership certificates will commence only after the land use right certificates for the relevant pieces of land have been obtained.

(c)	The amounts of depreciation charged for the fiscal years ended March 31, 2009, 2008 and 2007 were US$3,830,549, US$3,037,662 and US$3,413,658, respectively.

(d)	The loss on disposal of property, plant and equipment recognized during the fiscal years ended March 31, 2009, 2008 and 2007 amounted to US$39,645, US$17,386 and US$97,997, respectively.

(e)	The amounts of plant and machinery held under operating leases as of March 31, 2009 and 2008 were US$1,163,979 and US$2,822,699, respectively.

12.	LAND USE RIGHTS, NET

Land use rights represent prepayments under operating leases for land use for a predetermined time period. They are charged to the consolidated statement of operations over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in Mainland China and has obtained or is in the process of obtaining the land use rights certificates covering a substantial portion of such lands. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a total area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has moved out from a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of the land (31,510 square meters) until August 6, 2043. However, the Company had to pay monthly fees of RMB59,248 (approximately US$8,610) to the local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$28,053) for January 1, 2009 onwards till August 6, 2043. Up to March 31, 2009, the Company has obtained a sizable portion of its land use rights certificates covering 131,400 square meters out of a total area of 207,300 square meters. The application of certain property ownership certificates as further detailed in note 11 to the financial statements will commence only after the land use rights certificates for the relevant pieces of land have been obtained. The Company is in the process of obtaining the remaining land use rights and property ownership certificates and expects to obtain those certificates in the near future.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	DISPOSAL OF SUBSIDIARIES

(a)	On March 17, 2006, Consortium Investment (BVI) Limited (“CIBL”), a wholly-owned subsidiary of the Company, entered into a Share Sale and Purchase Agreement with Anwell Technologies Limited (“Anwell”), a publicly listed company in Singapore, to form a joint venture company in Mainland China to exploit the opportunity in the development and manufacturing of organic light emitting diode (“OLED”) equipment. Pursuant to the Share Sale and Purchase Agreement, CIBL agreed to sell 5,600,000 common stock of US$1 each in the capital of Lite Array Holdings, the then wholly-owned subsidiary of CIBL, to Anwell, representing a 70% equity interest in Lite Array Holdings, in exchange for a convertible note (the “Convertible Note”) issued by Anwell to CIBL with a nominal value of US$5,600,000 on April 3, 2006. Lite Array Holdings and its subsidiaries are primary engaged in developing OLED process technology and equipment. The disposal was completed on April 3, 2006. The Company still retains a 30% interest in Lite Array Holdings and its subsidiaries after the disposal and they have been accounted for as jointly-controlled entities of the Company thereafter as further detailed in note 15 to the financial statements.

Details of the net assets disposed of are as follows:

US$
Cash and cash equivalents	2,334
Prepayments and other assets	6,747
Machinery and equipment	1,613,232
Amounts due to group companies	(19,439)

1,602,874

70% of the net assets disposed of	1,122,012
Gain on disposal of subsidiaries	3,951,520

Consideration	5,073,532

Satisfied by:
Convertible Note	5,073,532

An analysis of the net cash outflow of cash and cash equivalents in respect of the disposal of the above subsidiaries for the fiscal year ended March 31, 2007 is as follows:

Year ended March 31, 2007
US$
Cash and cash equivalents disposed of and net cash outflow in respect of the disposal of subsidiaries	(2,334)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	DISPOSAL OF SUBSIDIARIES (continued)

(b)	On October 2, 2008, the Company disposed of its entire equity interest in Winway to Winway’s minority shareholder for nil consideration.

Details of the liabilities disposed are as follows:

US$
Cash and cash equivalents	194
Deposits and other assets	25,879
Accrual for loss contingencies	(155,722)
Other accrued liabilities	(27,948)

Net liabilities disposed of	(157,597)
Gain on disposal of a subsidiary	157,597

Consideration	—

An analysis of the net cash outflow of cash and cash equivalents in respect of the disposal of the above subsidiary for the fiscal year ended March 31, 2009 is as follows:

Year ended March 31, 2009
US$
Cash and cash equivalents disposed of and net cash outflow in respect of the disposal of a subsidiary	(194)

14.	CONVERTIBLE NOTE

	Amortized cost
	March 31, 2009	March 31, 2008
	US$	US$
Convertible Note	5,598,487	5,417,403

The Convertible Note was issued by Anwell in exchange for a 70% equity interest in Lite Array Holdings. The nominal value of the Convertible Note is US$5,600,000. The Convertible Note carries interest at a rate of 3% per annum, which is payable in full on April 3, 2009 (the “Payment Date”). In the event that during the six months prior to the Payment Date the stock of Anwell, traded on The Singapore Exchange Securities Trading Limited, are at all times not less than Singapore Dollar (“S$”) 0.38 per share, the Convertible Note and all accrued and unpaid interest thereon will automatically be converted, at a price of S$0.38 per share, into duly authorized, validly issued, fully paid and unencumbered common stocks of Anwell on the Payment Date. The Company intended to hold the Convertible Note until maturity.

The amounts of interest receivable from Anwell in respect of the Convertible Note as of March 31, 2009 and 2008 were US$504,000 and US$336,000, respectively. The Convertible Note together with the interest receivable from Anwell was subsequently settled in full by cash in June 2009.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	INTERESTS IN JOINTLY-CONTROLLED ENTITIES

During the fiscal year ended March 31, 2007, Consortium Investment (BVI) Limited (“CIBL”) effectively disposed of 70% of its equity interest in Lite Array Holdings to Anwell as part of an arrangement to set up a joint venture in Mainland China to exploit the opportunity in the development and manufacturing of OLED equipment. Subsequent to the completion of the disposal, the Company still retains 2,400,000 common stock of Lite Array Holdings, representing a 30% equity interest in Lite Array Holdings through CIBL. The Company accounts for its interest in Lite Array Holdings and its subsidiaries (the “jointly-controlled entities”), in which the Company does not have unilateral control, but joint control, under the equity method.

Particulars of the jointly-controlled entities are as follows:

Name	Place of incorporation/ registration	Percentage of ownership interest attributable to the Company	Principal activities

Lite Array Holdings Limited	British Virgin Islands	30	Investment holding

Dongguan Litewell (OLED) Technology Limited*	PRC	30	Research and development of OLED equipment

Litewell Technology (HK) Limited*	Hong Kong	30	Design and trading of OLED production equipment

*	Wholly-owned subsidiaries of Lite Array Holdings Limited

The Company has discontinued the recognition of its share of losses of the jointly-controlled entities because the share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities.

The following table illustrates the summarized financial information of the Company’s jointly-controlled entities:

As of or for the years ended December 31*

	2008	2007
	US$	US$
Current assets	289,898	211,397
Non-current assets	1,971,115	1,406,158
Current liabilities	(2,509,156)	(1,611,845)
Revenue	—	—
Operating expenses	(1,418,107)	(1,148,806)
Net loss	(347,404)	(1,148,241)

*	The financial year end date of Lite Array Holdings Limited

16.	WARRANTY PROVISION

Included in other accrued liabilities are warranty provisions of US$191,459 and US$235,315 as of March 31, 2009 and 2008, respectively. The Company’s warranty activity during the fiscal years ended March 31, 2009 and 2008 is summarized below:

	Fiscal years ended
	March 31, 2009	March 31, 2008
	US$	US$
Balance at beginning of fiscal year	235,315	—
Additional provision	47,215	235,315
Reversal of unutilized amounts	(91,071)	—

Balance at end of fiscal year	191,459	235,315

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	LOANS PAYABLE AND BANKING FACILITIES

The Company’s loans payable as at March 31, 2008 represented short-term import loans from a bank under certain banking facilities as further detailed below, which were subject to interest at a rate of appropriately 4% per annum.

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) an undertaking not to pledge, mortgage or charge any of the assets of the Company in Hong Kong or Mainland China for general banking facilities granted to a subsidiary of the Company without obtaining written consent of the bank.

The Company had banking facilities denominated in Hong Kong dollars of HK$25,000,000 and in RMB of RMB30,000,000 (equivalent to US$7,612,749 in total) as of March 31, 2009, and in Hong Kong dollars of HK$35,000,000 (equivalent to US$4,497,212) as of March 31, 2008. As of March 31, 2009 and 2008, such banking facilities were utilized to the extent of nil and US$1,600,311, respectively.

18.	SHARE CAPITAL

Holders of common stock of Global-Tech have one vote for each stock held on all matters submitted to vote at a shareholders’ meeting of Global-Tech. Subject to the rights of the holders of stock with preferential or other special rights which may be authorized in the future, holders of common stock of Global-Tech are entitled to receive dividends pro rata out of assets legally available therefore and, in the event of the winding up of Global-Tech, to share ratably in all assets remaining after payment of liabilities of Global-Tech. The Board of Directors of Global-Tech may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as they may determine. Dividends may only be declared and paid out of surplus.

During the fiscal year ended March 31, 2009, the Board of Directors of Global-Tech authorized an amendment to Global-Tech’s Memorandum of Association to effect a 4-for-1 reverse stock split (the “Reverse Stock Split”) of the issued and outstanding common stock of Global-Tech, effective from December 10, 2008 (the “Effective Date”). During the fiscal year ended March 31, 2009, Global-Tech also proportionally reduced the authorized number of shares of its common and preferred stock to 12,500,000 and 250,000, respectively. On the Effective Date, every four shares of common stock of Global-Tech issued and outstanding as of the Effective Date were consolidated into one share of post-reverse split common stock.

19.	OTHER INCOME (EXPENSES), NET

	2009	2008	2007
	US$	US$	US$
Foreign exchange gains (losses), net	(93,073)	(1,239,501)	1,588,565
Loss on disposal of property, plant and equipment	(39,645)	(17,386)	(97,997)
Rental income from a related party	50,812	50,302	49,957
Rental income from other third parties	151,188	153,832	—
Management fee received from a related party	106,677	99,582	111,992
Management fee received from other third party	57,218	79,116	—
Accrual for potential tax surcharge	(104,806)	(1,042,482)	—
Others	303,622	107,193	75,820

	431,993	(1,809,344)	1,728,337

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	INCOME TAXES

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on the taxable income arising in or derived from the respective tax jurisdictions in which they are domiciled or deemed to operate. Global-Tech and its investment holding subsidiaries incorporated in the British Virgin Islands (“BVI”) are not subject to tax in the BVI in accordance with the BVI tax regulations. The Company conducts substantially all of its businesses and operations through its subsidiaries located in Hong Kong, Macau and Mainland China. The subsidiary located in Macau was dissolved on July 2, 2008.

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%, 17.5% and 17.5% on their assessable income arising in Hong Kong during the fiscal years ended March 31, 2009, 2008 and 2007, respectively. The Company’s former subsidiary in Macau was exempted from Macau Complementary Tax.

The Company’s subsidiaries registered in the PRC, including DWS and DGLAD, are subject to PRC corporate income tax (“CIT”) on income as reported in their PRC statutory accounts, adjusted in accordance with relevant PRC income tax laws and regulations. DWS and DGLAD are located in a coastal open economic zone in Mainland China and, accordingly, are entitled to a preferential tax rate of 27% (24% reduced tax rate and 3% local income tax rate) for their CIT for calendar years ended prior to December 31, 2008. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a new PRC Corporate Income Tax Law (the “New CIT Law”) was approved and became effective on January 1, 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. DGLAD is entitled to a tax concession period (“Tax Holiday”), whereby it is exempted from CIT for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. DGLAD started its first profit-making year under the Tax Holiday for the calendar year ended December 31, 2007.

During the fiscal year ended March 31, 2007, with reference to a circular issued by the State of Administration of Taxation of the PRC on February 28, 2007 and other information available that clarified prior uncertainties relating to certain income and expense allocations between the Company’s subsidiaries, the Company revised its accounting estimate for potential income tax exposure relating to its Mainland China subsidiaries and reassessed its tax position. The change in accounting estimate resulted in an accrual of additional tax liabilities of approximately US$660,405, which was included in current income tax expense for the fiscal year ended March 31, 2007.

Income tax expense (benefit) consists of:

	2009	2008	2007
	US$	US$	US$
Income tax expense (benefit):
Current	460,345	1,650,040	(225,364)
Deferred	(39,319)	(52,983)	80,967

Total income tax expense (benefit)	421,026	1,597,057	(144,397)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	INCOME TAXES (continued)

The reconciliation of income tax expense (benefit) computed at the Hong Kong statutory income tax rate to loss before income taxes as stated in the consolidated statement of operations of the Company at the effective income tax rate is as follows:

	2009	2008	2007
	US$	US$	US$
Income tax benefit at the Hong Kong statutory income tax rate	(894,200)	(495,260)	(242,936)
Foreign rate differential	26,140	298,583	(748,380)
Non-taxable other income	(558,829)	(167,326)	(199,112)
Non-tax deductible expenses	1,056,179	578,606	1,085,630
Under (over) provision of tax in prior periods	52,596	36,657	(307,834)
Unrecognized tax benefits	402,496	1,545,922	33,347
Changes in valuation allowance	336,644	(200,125)	234,888

Total income tax expense (benefit) at the Company’s effective income tax rate	421,026	1,597,057	(144,397)

Hong Kong statutory income tax rate	16.5%	17.5%	17.5%
Effective income tax rate	(7.8)%	(56.4)%	10.4%

Deferred tax assets and liabilities as of March 31, 2009 and 2008 comprise the following:

	March 31, 2009	March 31, 2008
	US$	US$
Deferred tax assets:
Impairment of property, plant and equipment	138,583	135,243
Provision for inventories	461,237	449,290
Provision for warranty	49,321	63,535
Operating losses carried forward	3,501,967	3,217,679
Accruals	352,465	281,369

Gross deferred tax assets	4,503,573	4,147,116
Less: Valuation allowance for deferred tax assets	(4,503,573)	(4,147,116)

Net deferred tax assets	—	—
Deferred tax liabilities:
Other temporary differences	—	(36,734)
Tax over book depreciation of property, plant and equipment	(27,344)	(29,758)

Total deferred tax liabilities	(27,344)	(66,492)

Net deferred tax liabilities	(27,344)	(66,492)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	INCOME TAXES (continued)

	Fiscal years ended
	March 31, 2009	March 31, 2008	March 31, 2007
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	4,147,116	4,347,650	4,059,151
Additions (reversal)	470,357	(200,125)	234,888
Effect of change in tax rate	(23,551)	—	—
Disposal of a subsidiary	(110,162)	—	—
Exchange realignment	19,813	(409)	53,611

Balance at end of fiscal year	4,503,573	4,147,116	4,347,650

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, which management believes is more likely than not that the deferred tax assets will not be realized in the foreseeable future. As of March 31, 2009 and 2008, the Company had tax losses carried forward of US$22,906,477 and US$21,022,654, respectively, which included tax losses of US$4,238,322 and US$2,604,007 respectively that are available indefinitely for offsetting against future taxable income of the companies in which these losses arose. Tax losses of US$18,668,155 and US$18,418,647 as at March 31, 2009 and 2008, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose.

The impact of the adoption of FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosures for uncertainty in tax positions, as defined in that interpretation. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provision of FIN 48 on April 1, 2007 and the Company has made its assessment of its uncertain tax positions (including potential interest and penalties) in accordance with the requirements of FIN 48 based on the technical merits and has determined that there was no material adjustments required to its opening shareholders’ equity as a result of the adoption of FIN 48.

A reconciliation of the movements of unrecognized tax benefits under FIN 48 during the fiscal years ended March 31, 2009 and 2008, exclusive of related interest and penalties, is as follows:

	Fiscal years ended
	March 31, 2009	March 31, 2008
	US$	US$
Balance at beginning of fiscal year	6,379,032	5,024,531
Additions based on tax positions related to the current year	903,399	1,240,381
Additions based on tax positions related to the prior year	—	471,014
Reduction for tax positions related to prior year	(67,889)	(377,442)
Disposal of a subsidiary	(9,863)	—
Exchange realignment	83,948	20,548

Balance at end of fiscal year	7,288,627	6,379,032

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	INCOME TAXES (continued)

The Company’s unrecognized tax benefits under FIN 48 are presented in the consolidated balance sheets within income tax payable.

If the unrecognized tax benefits under FIN 48 as of March 31, 2009 were realized in a future period, it would result in a tax benefit of US$5,373,238 (March 31, 2008: US$4,886,794) and a reduction of the Company’s effective tax rate.

For all the years presented and in accordance with FIN 48, the Company classified interest and potential penalties relating to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expense and other expenses, respectively. For the fiscal years ended March 31, 2009 and 2008, the Company recognized in its consolidated statement of operations total interest and potential penalties relating to certain uncertain tax positions amounting to US$279,880 and US$929,922, respectively. As of March 31, 2009 and 2008, the Company had accrued interest and potential penalties relating to certain uncertain tax positions amounting to US$1,836,860 and US$1,556,980, respectively.

One of the Company’s wholly-owned subsidiaries is currently under examination by the Hong Kong tax authority. The tax period open for examination by the tax authority includes the fiscal years ended March 31, 2003 through 2009. While it is difficult to predict the timing and settlement of the final outcome of the examination, the Company does not anticipate a significant change in its unrecognized tax benefits within the next 12 months; however, actual developments could differ from those currently expected.

Based on existing tax regulations in the Company’s various operating jurisdictions, tax years 1999-2009 remain open to possible tax examination by relevant tax authorities.

The Company has not provided for possible income taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable.

21.	BASIC AND DILUTED LOSS PER SHARE (all numbers have been adjusted to reflect the Reverse Stock Split)

Basic and diluted loss per share of common stock of the Company for the fiscal years ended March 31, 2009, 2008 and 2007 is computed in accordance with SFAS No. 128, “Earnings Per Share”, by dividing the net loss for each fiscal year attributable to common stockholders by the weighted average number of shares of common stock outstanding during that fiscal year.

The following table sets forth the computation of basic and diluted loss per share:

	2009	2008	2007
	US$	US$	US$
Numerator for basic and diluted loss per share:
Loss attributable to common stockholders	(5,840,422)	(4,427,113)	(1,166,701)

	Number	Number	Number
Denominator for basic and diluted loss per share:
Weighted average number of shares of common stock	3,051,216	3,056,448	3,055,902

	US$	US$	US$
Basic and diluted loss per share of common stock	(1.91)	(1.45)	(0.38)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	BASIC AND DILUTED LOSS PER SHARE (all numbers have been adjusted to reflect the Reverse Stock Split) (continued)

356,448, 412,535 and 416,406 stock options of Global-Tech were excluded from the computation of diluted loss per share for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, because their inclusion would have been anti-dilutive.

22.	COMMITMENTS

(a)	Capital commitments

As of March 31, 2009 and 2008, the Company had capital commitments contracted but not provided for of US$18,524 and US$1,273,325, respectively, for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 12 to the financial statements, the Company has entered into various operating lease arrangements for parking lots, motor vehicles, equipment, lands and office premises. The Company recorded rental expenses, excluding the land use rights payments described in note 12 to the financial statements, for the fiscal years ended March 31, 2009, 2008 and 2007 of US$424,194, US$397,820 and US$410,754, respectively, and recorded lease rental income of US$202,000, US$204,134 and US$49,957 for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. Future minimum lease payments under non-cancelable operating leases as of March 31, 2009 and 2008 were as follows:

	March 31, 2009	March 31, 2008
	US$	US$
Payable:
Within one year	691,281	290,644
Over one year but not exceeding two years	629,348	462,700
Over two years but not exceeding three years	463,280	462,700
Over three years but not exceeding four years	471,839	462,700
Over four years but not exceeding five years	480,871	462,700
Over five years	9,406,307	10,021,316

	12,142,926	12,162,760

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	CONTINGENCIES

(a)	Global-Tech and Pentalpha Medical Limited (formerly known as Pentalpha Enterprises Limited (“Pentalpha Enterprises”)), a subsidiary of Global-Tech, were involved in certain breach of contract litigation with Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”), with both parties claiming and counter-claiming. The trial on the claims of Sunbeam for indemnity and the claim of Pentalpha Enterprises for breach of contract began on January 12, 2004. On January 16, 2004, the jury (the “Jury”) returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam approximately US$2.5 million against Pentalpha Enterprises; and (ii) Pentalpha Enterprises on its claim for breach of contract and awarded Pentalpha Enterprises US$6.6 million. The United States District Court for the Southern District of Florida (the “District Court”) granted a final judgment on February 11, 2004 to add pre-judgment interest to the Jury’s award, and awarded Sunbeam approximately US$3.4 million and Pentalpha Enterprises US$6.6 million.

After an appeal, by an amended judgment dated December 12, 2005, the District Court awarded Pentalpha Enterprises pre-judgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of Pentalpha Enterprises as of February 11, 2004 to approximately US$8 million, and leaving unchanged the judgment entered against Pentalpha Enterprises in favor of Sunbeam.

After an appeal, the District Court, on its own initiative, entered a second amended judgment on April 16, 2007 and on June 4, 2007 entered a third amended judgment that awarded Pentalpha Enterprises pre-judgment interest from June 30, 2001 until the entry of the second amended judgment on December 12, 2005, at the interest rates required by Florida law and awarded Sunbeam’s pre-judgment interest until December 12, 2005. The post-judgment interest for both parties is calculated at 4.35% per annum from the date the amended judgment was entered on December 12, 2005 until paid. On June 16, 2007, Pentalpha Enterprises filed a notice of appeal to the United States Court of Appeals (“Court of Appeals”) to challenge the portion of the judgment in favor of Sunbeam that extends the pre-judgment interest until December 12, 2005.

Sunbeam posted a bond in the amount of approximately US$5.2 million, which was attached pursuant to the September 7, 2005 order of the United States District Court for the Southern District of New York (the “Court Order”) in the action SEB S.A., (“SEB”) v. Montgomery Ward, Pentalpha Enterprises and Global-Tech, pending in the district court, as further detailed in note 23(b) below. On July 13, 2007, Sunbeam wire transferred an amount of approximately US$5.5 million to an escrow account of SEB’s attorney. SEB’s attorney is holding that money in trust in an escrow account pursuant to the Court Order for Pentalpha Enterprises. Sunbeam’s payment of the funds into escrow eliminated its obligation to pay post-judgment interest on the amount that it paid into escrow.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	CONTINGENCIES (continued)

(a)	(continued)

On December 10, 2008, the Court of Appeals reversed the judgment of the District Court and remanded to the District Court the elimination of the award of pre-judgment interest to Sunbeam after February 11, 2004. On or about February 5, 2009, Sunbeam and Pentalpha Enterprises reached an agreement with respect to the satisfaction of the Fourth Amended Final Judgment entered on January 28, 2009. On February 10, 2009, accordingly, Sunbeam wire transferred approximately US$279,000 to the escrow account of SEB’s attorney provided a satisfaction of judgment to Sunbeam. The matter has now concluded.

Accordingly, the Company recognized a gain of approximately US$8.0 million from its claim against Sunbeam for breach of contract and a loss of approximately US$3.4 million on the claims of Sunbeam for indemnity in its consolidated statement of operations for the fiscal year 2006. Pentalpha Enterprises recognized pre-judgment interest and gains of approximately US$279,000, US$220,000 and US$818,000 in its consolidated statement of operations for the fiscal years 2009, 2008 and 2007, respectively.

(b)	SEB commenced an action in 1999 in the United States District Court for the Southern District of New York for patent infringement against Global-Tech, Pentalpha Enterprises and Montgomery Ward, a then customer of Pentalpha Enterprises. The Court ordered Pentalpha Enterprises, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. The district court attached the entire judgment by order dated September 7, 2005. The district court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that Pentalpha Enterprises had infringed the SEB patent, that the infringement was willful and that SEB was entitled to a reasonable royalty in a total amount of US$4.65 million.

Both sides have made post-trial motions. Global-Tech and Pentalpha Enterprises have moved for judgment as a matter of law on a wide range of issues, and for a new trial. SEB has moved to enhance damages with the addition of treble damages, pre-judgment interest and attorneys’ fees. The motions have been fully briefed. The district court heard oral arguments on April 11, 2007 and June 21, 2007. The district court also heard testimony from a SEB witness on July 19, 2007 with respect to Pentalpha Enterprises’ motion for judgment as a matter of certain issues based upon SEB’s failure to produce certain documents during the discovery.

In a memorandum decision and order dated October 9, 2007, the district court denied all of Pentalpha Enterprises’ post-trial motions, except that the court reduced the amount of the jury verdict by US$2 million based upon SEB’s receipt of that amount from Sunbeam. The district court also granted SEB’s motion for enhanced damages of US$2.65 million, awarded SEB its attorneys’ fees of approximately US$0.9 million, and pre-judgment interest at the prime interest rate. SEB has submitted a claim for approximately US$1.8 million in pre-judgment interest and a supplemental claim for approximately US$0.25 million in attorneys’ fees and expenses. Pentalpha Enterprises disputed the claim for attorneys’ fees on the grounds that they resulted from the misconduct of SEB in concealing documents, but not the calculation of pre-judgment interest.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	CONTINGENCIES (continued)

(b)	(continued)

By motion filed on November 24, 2007, Pentalpha Enterprises moved for reconsideration of the award of enhanced damages and attorneys’ fees, including any supplemental attorneys’ fees, in the district court’s October 9, 2007 opinion based upon a decision of the Court of Appeals in a different case, on August 20, 2007 that imposed additional requirements for a finding of willfulness that the jury did not consider in this case.

On October 2, 2008, the district court granted the motion of Pentalpha Enterprises to vacate the award of enhanced damages and entered into an amended judgment in favor of SEB for enhanced damages of US$2.65 million and corresponding pre-judgment interests of approximately US$2.23 million. Pentalpha Enterprises filed a notice of appeal on October 30, 2008. SEB cross-appealed from the denial of an award of enhanced damages. Oral argument is set for October 6, 2009. The outcome of the appeal cannot be determined with certainty.

Pentalpha Enterprises thereafter sought to amend the order of attachment to release amounts beyond those necessary to provide security pending appeal. By an order dated November 25, 2008, the district court granted that motion and released all amounts in excess of US$5.1 million. SEB moved in the Court of Appeals to stay that order of the district court. The Court of Appeals denied SEB’s motion by an order dated March 4, 2009.

On January 18, 2008, Pentalpha Enterprises filed a request with the United States Patent and Trademark Office (“PTO”) to re-examine the SEB patent that is the subject of this action. On July 3, 2009, the PTO issued an office action rejecting all claims of the SEB patent on the grounds that they were obvious. SEB has 60 days from that office action to respond to it. On July 16, 2009, Pentalpha Enterprises filed a motion in the Court of Appeals to stay the appeal pending the re-examination. The Court of Appeals denied the motion for a stay.

Based on the understanding of the Company, on August 12, 2009, the PTO conducted an interview of SEB and on August 14, 2009, the PTO issued a report of the meeting stating that an agreement had been reached that the PTO would provide favorable treatment to the claims of the patent provided that SEB filed a satisfactory memorandum with the PTO. SEB filed that response and the PTO has not yet taken any further action in the re-examination proceeding.

In accordance with SFAS No. 5 “Accounting for Contingencies”, the Company accrued for loss contingencies in connection with this case of approximately US$5.16 million as of March 31, 2009, including a corresponding post-judgment interest charge of US$219,950 in the consolidated statement of operations for the fiscal year ended March 31, 2009.

(c)	On October 11, 2004, Best Hero Limited (“Best Hero”) issued a writ in the Court of First Instance of the High Court of Hong Kong (the “High Court”) against a subsidiary of the Company for a claim of US$4,250,400. The claim relates to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD television panels for a total purchase price of US$4,620,000. However, the LCD television panels which were paid for in the initial shipment were determined to be unacceptable to the subsidiary. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary had repudiated the contract, and therefore Best Hero instituted legal proceedings to claim for damages. The subsidiary intends to defend the action on the grounds that it is justified in rejecting the goods for breach of conditions as to descriptions and the sample provided to the subsidiary by Best Hero. A defence and counter-claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. The discovery of documents in this action has been concluded and the parties are still in the course of preparing their respective witness statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	CONTINGENCIES (continued)

(c)	(continued)

In accordance with SFAS No. 5, the Company determined that it is probable that a loss will be incurred and accordingly, it recognized a contingent loss of approximately US$0.8 million for the fiscal year ended March 31, 2005, and accrued corresponding interest of approximately US$0.12 million through March 31, 2009, representing its best estimate of the likely loss that it will incur.

(d)	On February 9, 2001, Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), a subsidiary of the Company, commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corporation, claiming patent infringement.

On May 30, 2008, Wing Shing Products and Simatelex entered into an agreement to settle this action. Pursuant to the settlement agreement, Simatelex agreed (i) to pay Wing Shing Products US$1.8 million; (ii) to consent to the entry of a final judgment and a permanent injunction restraining further infringements of the design patent and admitting that the design patent is valid, and that the AD Series products Simatelex sold infringed it; (iii) to dismiss with prejudice its counterclaim and affirmative defenses concerning the validity and enforceability of the design patent in the action Wing Shing Products v. Simatelex; and (iv) to exchange for release. Since the execution of that settlement agreement, Simatelex paid Wing Shing Products US$1.8 million in June 2008. On June 8, 2008, a final judgment was passed by the Court and the Company recognized US$1.8 million in the consolidated statement of operations as other operating income in the fiscal year ended March 31, 2009.

(e)	As of March 31, 2009, the Company recognized US$5,373,238 of liabilities for unrecognized tax benefits and, in addition, US$1,836,860 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statues of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of March 31, 2009, the Company classified US$5,373,238 of its liabilities for unrecognized tax benefits and US$1,836,860 of interest and penalties as current liabilities.

24.	EMPLOYEE BENEFITS

The Company operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution schemes and are administered by independently administered funds.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Company in Hong Kong. Under the MPF scheme, both the Company and each of the qualified employee contribute the lower of 5% of the employees’ basic salary and HK$1,000 (approximately US$129), subject to a cap of a monthly basic salary of HK$20,000 (approximately US$2,581). Qualified employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of services with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	EMPLOYEE BENEFITS (continued)

Certain full-time employees in Hong Kong who joined the Company before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Company and each of the eligible employee contribute 5% of the employees’ basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2009, 2008 and 2007 were US$78,745, US$94,906 and US$117,787, respectively.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 10% of the stipulated salary set by the local government of Dongguan, the PRC to certain retirement benefit schemes to fund the benefits for certain of its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care and subsidized meals to all existing factory employees. The aggregate amounts incurred by the Company for all such benefits were US$814,728, US$911,985 and US$579,157 during the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

25.	SEGMENT INFORMATION

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

The Company operates in three segments: Home Appliances, Electronic Components and Others. These segments are operated and managed as separate strategic business units that offer different products/services. These segments are each managed separately because they manufacture and distribute products with different production processes or are engaged in the provision of assembly services. The Company’s “Home Appliances” segment historically has been the core business of the Company and primarily involves the manufacturing of electrical household appliances for branded marketers in North America and Europe. The Company’s “Electronic Components” segment produces complementary metal oxide semiconductor (“CMOS”) camera modules (“CCMs”) for sale to cellular phone manufacturers in Mainland China. The Company’s “Others” segment comprises a number of immaterial product lines and development programs that have not materialized to date into full product businesses. None of these units has ever individually met the quantitative thresholds for determining reportable segments. The chief operating decision maker evaluates the results of each segment in assessing performance and allocating resources among the segments.

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2009, 2008 and 2007.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(a)	The following table provides operating financial information for the three reportable segments:

	Home Appliances	Electronic Components	Others	Corporate	Consolidated
	US$	US$	US$	US$	US$
As of or for the fiscal year ended March 31, 2009

Revenues from external customers	50,805,661	34,466,153	2,115,558	—	87,387,372

Interest income	—	—	—	705,922	705,922
Interest expense	(1,511)	(52)	—	(170,873)	(172,436)
Depreciation and amortization	(2,395,692)	(513,402)	(827,168)	(170,572)	(3,906,834)
Segment profit (loss)	(121,515)	(546,720)	(2,715,824)	(2,456,363)#	(5,840,422)
Total assets	17,710,936	15,522,132	6,603,598	64,077,239	103,913,905
# Including a gain on disposal of a subsidiary of US$157,597 and a loss on dissolution of a subsidiary of US$1,028,875.

As of or for the fiscal year ended March 31, 2008
Revenues from external customers	65,371,010	38,961,753	1,210,326	—	105,543,089

Interest income	—	—	—	1,615,278	1,615,278
Interest expense	(23,797)	(335)	(26)	112,562	88,404
Depreciation and amortization	(2,221,247)	(342,904)	(277,191)	(259,376)	(3,100,718)
Segment profit (loss)	2,002,841	2,104,366	(1,165,552)	(7,368,768)	(4,427,113)
Total assets	22,647,513	24,639,014	1,279,460	60,158,713	108,724,700

As of or for the fiscal year ended March 31, 2007
Revenues from external customers	46,831,503	12,264,440	1,194,851	—	60,290,794

Interest income	—	—	—	2,063,566	2,063,566
Interest expense	(299)	—	(18)	(627,058)	(627,375)
Depreciation and amortization	(2,543,773)	(157,329)	(327,211)	(444,461)	(3,472,774)
Segment profit (loss)	(2,110,397)	130,383	2,741,687^	(1,928,374)	(1,166,701)
Total assets	34,097,999	6,081,149	1,455,948	58,646,255	100,281,351
^ Including a gain on disposal of subsidiaries of US$3,951,520.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(b)	Net sales by geographic area based on the location of customers are as follows:

	2009	2008	2007
	US$	US$	US$
Australia	572,326	633,155	496,166
Europe	5,616,397	6,258,491	7,728,412
North America	39,333,008	53,644,116	34,689,223
Asia	41,216,419	44,911,592	16,812,264
Other regions	649,222	95,735	564,729

	87,387,372	105,543,089	60,290,794

(c)	Net sales by product/service type

	2009	2008	2007
	US$	US$	US$
Floor care products	46,603,666	59,694,981	39,905,755
Kitchen appliances	1,176,585	2,274,175	5,394,259
CCMs	33,340,887	38,902,642	12,232,428
Cellular phone assembly services	1,802,771	—	—
Others	4,463,463	4,671,291	2,758,352

	87,387,372	105,543,089	60,290,794

(d)	Long-lived assets*

	March 31, 2009	March 31, 2008
	US$	US$
Hong Kong	453,365	582,706
Mainland China	27,212,188	27,362,390

	27,665,553	27,945,096

*	Long-lived assets represent land use rights and property, plant and equipment.

(e)	Impairment of property, plant and equipment

The impairment losses of property, plant and equipment for the fiscal years ended March 31, 2009, 2008 and 2007, amounting to US$200,407, nil and US$17,174, respectively. The impairment losses amounted to US$42,379 (fiscal years ended March 31, 2008 and 2007: Nil) and US$158,028 (fiscal years ended March 31, 2008: Nil and March 31, 2007: US$17,174) for the fiscal year ended March 31, 2009 are attributable to the “Home appliances” and “Others” segments, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(f)	Major customers

Customers accounting for 10% or more of the Company’s net sales are as follows:

	2009	2008	2007
	US$	US$	US$
Electrolux S.A. and subsidiaries (“Electrolux”)	41,760,515	45,651,213	20,180,930
Techtronic Industries Company Limited, including Royal Appliance Manufacturing Company Limited (“Royal”)	7,423,103	16,184,868	19,540,674

During the fiscal years ended March 31, 2009, 2008 and 2007, 47.8%, 43.3% and 33.5%, respectively, of the Company’s total net sales were made to Electrolux, which is an unrelated customer. As of March 31, 2009, 2008 and 2007, 36.7%, 22.7% and 30.7%, respectively, of the Company’s total accounts and bills receivable were from Electrolux.

During the fiscal years ended March 31, 2009, 2008 and 2007, 8.5%, 15.3% and 32.4%, respectively, of the Company’s total net sales were made to Royal, which is an unrelated customer. As of March 31, 2009, 2008 and 2007, 9.8%, 16.0% and 25.9%, respectively, of the Company’s total accounts and bills receivable were from Royal.

The Company is a contract manufacturer of floor care products that are marketed by Royal and Electrolux under their respective brand names.

26.	CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, amounts due from a jointly-controlled entity and a related party, a convertible note, interest receivable, available-for-sale investments, financial assets included in deposits and other assets and accounts and bills receivable.

Substantially all of the Company’s cash and cash equivalents, time deposits, restricted cash, amounts due from a jointly-controlled entity and a related party, convertible note, interest receivable, and available-for-sale investments were financial assets that management believes are of high credit quality.

The Company conducts credit evaluations of its customers but does not require collateral or other security from its customers. The Company makes allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the customers’ credit risk.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	CONCENTRATION OF RISKS (continued)

Concentration of customers

The Company currently sells a substantial portion of its floor care products to a limited number of customers. As a percentage of revenues, the top two customers accounted for 56.3%, 58.6% and 65.9% of consolidated net sales for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. Sales to customers are mostly made through non-exclusive, short-term arrangements. The loss of either of these major customers if not replaced by new electronic components customers could have a material adverse effect on the Company’s business, results of operations and financial condition.

Current vulnerability due to certain concentrations

The Company’s operations are mainly conducted in Hong Kong and Mainland China with majority sales to the U.S. and Asia. As a result, the Company’s businesses, financial condition, results of operations and cash flows may be influenced by the political, economic and legal environments in the U.S., Hong Kong and Mainland China, and by the general state of the U.S., Hong Kong and Mainland China economies.

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in Mainland China. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting its political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

A significant portion of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions generally requires submitting a payment application form together with suppliers’ invoices, shipping documents signed contracts and/or other documents, as appropriate.

A significant portion of the Company’s sales are made to the U.S. and the Company is responsible for ensuring that its products are safe and satisfy all of the requirements of the consumer products safety commission (“CPSC”) in the U.S. This may also apply to OEM products manufactured by the Group to customer specifications. In the event of a recall required by the CPSC, the customers may require the Group to provide replacement conforming units at our cost, which could have a material adverse effect on its business, quality reputation and results of operations.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	FINANCIAL INSTRUMENTS

The Company’s financial instruments that are subject to credit risks are limited to its cash and cash equivalents, time deposits, restricted cash, available-for-sale investments, accounts and bills receivable, financial assets included in deposits and other assets, amounts due from a jointly-controlled entity and a related party, interest receivable and convertible note.

The Company’s financial assets and liabilities are recognized initially at cost which is the fair value of the consideration given (in the case of assets) or received (in the case of liabilities). Transaction costs are included in the initial measurement of all financial assets and liabilities. Subsequent to initial recognition, assets and liabilities are either valued at cost, amortized cost using the effective interest rate method or fair value, depending on classification.

The following table sets forth the carrying values and estimated fair values of the Company’s financial assets and liabilities recognized as of March 31, 2009 and 2008. There were no material unrecognized financial assets and liabilities as of March 31, 2009 and 2008.

	Carrying value		Fair value
	2009	2008	2009	2008
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	11,312,882	31,672,585	11,312,882	31,672,585
Time deposits	4,410,951	—	4,410,951	—
Restricted cash	4,389,880	—	4,389,880	—
Available-for-sale investments	15,985,288	4,419	15,985,288	4,419
Accounts and bills receivable, net	18,438,329	22,073,653	18,438,329	22,073,653
Financial assets included in deposits and other assets	759,383	769,128	759,383	769,128
Amount due from a related party	33,011	28,746	33,011	28,746
Amount due from a jointly-controlled entity	69,523	57,873	69,523	57,873
Convertible note	5,598,487	—	5,600,000	—
Interest receivable	504,000	—	504,000	—

	61,501,734	54,606,404	61,503,247	54,606,404

Non-current financial assets:
Convertible note	—	5,417,403	—	5,835,007
Interest receivable	—	336,000	—	336,000

Total financial assets	61,501,734	60,359,807	61,503,247	60,777,411

	Carrying value		Fair value
	2009	2008	2009	2008
	US$	US$	US$	US$
Current financial liabilities:
Accounts payable	7,962,971	8,935,551	7,962,971	8,935,551
Loans payable	—	1,600,311	—	1,600,311

Total financial liabilities	7,962,971	10,535,862	7,962,971	10,535,862

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	FINANCIAL INSTRUMENTS (continued)

The carrying amounts of the Company’s cash and cash equivalents, restricted cash, time deposits, accounts and bills receivable, financial assets included in deposits and other assets, amounts due from a jointly-controlled entity and a related party, convertible note, interest receivable, accounts payable and loans payable approximate to their fair values because of their short maturities. The available-for-sale investments are stated at quoted market price. For the fiscal year ended March 31, 2008, the estimated fair value of the convertible note is based on the discounted value of future cash flows using U.S. Treasury yields adjusted for other risks such as credit risk and country risk premium for bonds traded on The Singapore Exchange Securities Trading Limited for similar type of instruments.

The Company’s cash and cash equivalents, restricted cash, and time deposits are placed primarily with banking institutions with high credit ratings. The Company performs periodic credit standing evaluation of those banking institutions to limit the Company’s exposure to any significant credit risks.

The Company’s accounts and bills receivable largely represent amounts due from the Company’s principal customers. Receivable balances are monitored on an ongoing basis and the Company’s exposure to bad debts is not significant. The Company does not require collateral or other credit enhancement for any of its financial assets.

If the counterparties to the above financial assets fail to perform completely under the terms of their contract/arrangement, the maximum loss, based on the gross fair value of the financial instruments, due to this credit risk would be US$61,503,247 and US$60,777,411 as at March 31, 2009 and 2008, respectively.

28.	FAIR VALUE MEASUREMENTS

Effective April 1, 2008, the Company adopted SFAS No. 157 and in October 2008, the Company adopted FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the non-financial assets and non-financial liabilities subject to FSP 157-2, “Effective Date of FASB Statement No. 157”. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability, such as inherent risk, transfer restrictions and risk of non-performance. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	FAIR VALUE MEASUREMENTS (continued)

SFAS 157 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s financial assets carried at fair value on a recurring basis are detailed in the table below. The fair values of such financial assets are measured in accordance with SFAS No. 157 using Level 1 inputs, including quoted market prices.

Assets measured at fair value on a recurring basis as of March 31, 2009 are summarized below:

Fair Value Measurements at March 31, 2009
Quoted prices in active markets for identical assets
Level 1
US$
Assets
Available-for-sale investments:
U.S. dollar treasury bills	15,983,290
Listed equity securities	1,998

Total financial assets measured at fair value	15,985,288

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (all numbers have been adjusted to reflect the Reverse Stock Split)

In September 1997, the Board of Directors of Global-Tech adopted Global-Tech’s 1997 Stock Option Plan (as amended, the “1997 Plan”). The 1997 Plan provides for the grant of (i) options that are intended to qualify as incentive stock options (“Incentive Stock Options”) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to employees and (ii) options not intended to qualify as Incentive Stock Options to employees and consultants. The total number of shares of common stock of Global-Tech for which options may be granted under the 1997 Plan is 400,000 shares. The 1997 plan expired on September 17, 2008 and no further grants can be made from this plan after that date. In October 2005, the Board of Directors of Global-Tech adopted Global-Tech’s 2005 Stock Option Plan (the “2005 Plan”).

The 2005 Plan provides for the grant of (i) “incentive stock options” (“ISOs”) within the meaning of Section 422 of the Code; (ii) non-qualified stock options that do not qualify as ISOs (“NQSOs”); and (iii) stock appreciation rights. The total number of shares of common stock of Global-Tech for which options may be granted under the 2005 Plan is 450,000 shares.

The 1997 Plan and the 2005 Plan (the “Plans”) are administered by the Board of Directors of Global-Tech or a committee appointed by the Board of Directors of Global-Tech, who determines the terms of options, including the exercise price, the number of stock subject to the options and the terms and conditions of exercise. No option granted under the Plans is transferable by the optionee other than by will or the laws of descent and distribution and each vested option is exercisable within the contractual period of the option. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech’s outstanding capital stock, the exercise price of any ISO must not be less than 110% of the fair market value of the stock on the date of grant. The term of each option granted pursuant to the Plans may be established by the Board of Directors of Global-Tech, or a committee of the Board of Directors of Global-Tech, in its sole discretion; provided, however, that the maximum term of each ISO granted pursuant to both the 1997 Plan and the 2005 Plan is 10 years. With respect to any ISO granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech’s outstanding capital stock, the maximum term is five years. Shares of common stock distributed under the 1997 Plan and the 2005 Plan will be from authorized, but unissued stock or common stock held in the treasury of the Company.

Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period not exceeding 10 years from the date of grant.

Under the 1997 Plan and the 2005 Plan, which expire in 10 years, options granted generally vest 25% after the first year of service and ratably each month over the remaining 36-month period.

The expected life of the options is based on the historical data and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcomes. The risk-free rate for periods within the expected life of the options is based on the U.S. Treasury yield curve with maturity equal to the expected life of the options in effect at the time of grant.

For the fiscal year ended March 31, 2007, Global-Tech granted options to purchase 750 shares, 66,500 shares and 8,750 shares to three employees, five directors and a consultant, respectively, with an exercise price of US$13.20 per share under the 2005 Plan. During the fiscal year ended March 31, 2007, 31,550 options with exercise prices ranging from US$15.60 to US$33.28 per share were forfeited upon resignation of the relevant participants.

For the fiscal year ended March 31, 2008, no new options were granted. An aggregate of 4,987 options with exercise prices ranging from US$13.20 to US$30.56 per share were forfeited upon resignation of the relevant participants. 8,175 options with an exercise price of US$25.00 per share expired, and an aggregate of 625 options with an exercise price of US$15.60 per share were exercised.

For the fiscal year ended March 31, 2009, no new options were granted. An aggregate of 9,324 options with exercise prices ranging from US$13.20 to US$30.56 per share were forfeited upon resignation of the relevant participants. 56,930 options with an exercise price of US$25.00 per share expired.

The total compensation expense recognized in the SG&A line item in the consolidated statement of operations for the fiscal years ended March 31, 2009, 2008 and 2007 amounted to US$41,861, US$56,487 and US$1,123,577, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (all numbers have been adjusted to reflect the Reverse Stock Split) (continued)

Changes in outstanding options under both the 1997 Plan and the 2005 Plan during the fiscal years ended March 31, 2009, 2008 and 2007 are as follows:

	2009
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$ (per share)	US$ (per share)		US$
Outstanding, at beginning of fiscal year	488,202	13.20-30.56	19.40	5.82	—
Granted	—	—	—
Cancelled	—	—	—
Expired	(56,930)	25.00	25.00
Exercised	—	—	—
Forfeited	(9,324)	13.20-30.56	22.42

Outstanding, at end of fiscal year	421,948	13.20-30.56	18.59	5.55	—

Vested and expected to be vested at March 31, 2009	421,948	13.20-30.56	18.59	5.55	—

Exercisable, at end of fiscal year	356,448	13.20-30.40	16.39	5.70	—

	2008
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$ (per share)	US$ (per share)		US$
Outstanding, at beginning of fiscal year	501,989	13.20-30.56	19.52	6.71	—
Granted	—	—	—
Cancelled	—	—	—
Expired	(8,175)	25.00	25.00
Exercised	(625)	15.60	15.60		750
Forfeited	(4,987)	13.20-30.56	21.88

Outstanding, at end of fiscal year	488,202	13.20-30.56	19.40	5.82	—

Vested and expected to be vested at March 31, 2008	488,202	13.20-30.56	19.40	5.82	—

Exercisable, at end of fiscal year	412,535	13.20-30.40	17.92	5.80	—

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (all numbers have been adjusted to reflect the Reverse Stock Split) (continued)

	2007
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$ (per share)	US$ (per share)		US$
Outstanding, at beginning of fiscal year	457,539	15.60-33.28	21.00	7.3	—
Granted	76,000	13.20	13.20
Cancelled	—	—	—
Expired	—	—	—
Exercised	—	—	—
Forfeited	(31,550)	15.60-33.28	25.76

Outstanding, at end of fiscal year	501,989	13.20-30.56	19.52	6.71	—

Vested and expected to be vested at March 31, 2007	501,989	13.20-30.56	19.52	6.71	—

Exercisable, at end of fiscal year	416,406	13.20-30.40	17.76	6.63	—

In January 1999, the Board of Directors of Global-Tech adopted an employee stock purchase plan. The plan was approved by shareholders at the annual meeting of shareholders in March 1999. The total number of shares of common stock which may be granted under the plan is 45,000 shares. Stock grants may be awarded under the plan to employees, including officers and directors, and non-employee directors and consultants in consideration for their services to the Group.

During the fiscal year ended March 31, 2007, Global-Tech granted an aggregate of 3,750 shares of common stock of Global-Tech to an employee with an effective grant date of November 6, 2006. 750 shares of such common stock will vest and be issued on the first anniversary of the date of the stock grant and 750 shares of such common stock will vest and be issued on the second, third, fourth, and fifth anniversaries of the date of the stock grant, respectively.

Changes in stock grants during the fiscal years ended March 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value
		US$		US$		US$
Non-vested, at beginning of fiscal year	3,000	41,520	3,750	51,900	—	—
Granted	—	—	—	—	3,750	51,900
Vested	(750)	10,380	(750)	10,380	—	—

Non-vested, at end of fiscal year	2,250	31,140	3,000	41,520	3,750	51,900

The total fair value of the 750 shares of common stock vested during the fiscal years ended March 31, 2009 and 2008 is US$5,528 and US$9,300, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (all numbers have been adjusted to reflect the Reverse Stock Split) (continued)

Further details relating to the options granted under the 1997 Plan and the 2005 Plan that are outstanding as of March 31, 2009 are as follows:

	Options outstanding as of March 31, 2009			Options exercisable as of March 31, 2009
Number of options	Range of exercise price per option	Weighted average remaining contractual life (years)	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
	US$ (per share)		US$ (per share)		US$ (per share)
250,751	13.20 -15.60	7.29	14.87	250,751	14.87
102,697	19.00 -25.00	1.87	19.67	102,697	19.67
68,500	30.00 -30.56	4.71	30.55	3,000	30.40

421,948	13.20 -30.56	5.55	18.58	356,448	16.39

As of March 31, 2009 and 2008, there was an unrecognized share-based compensation cost of US$5,907 and US$49,737, respectively, relating to options granted under the 1997 Plan and the 2005 Plan and stock granted to an employee under the 1999 Employee Stock Purchase Plan. The unrecognized compensation cost for options granted and stocks granted are expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

The fair value per option granted during the fiscal year ended March 31, 2007 was estimated on the date of grant using the Black-Scholes option pricing model and which amounted to US$0.9671 to US$2.09, on a weighted-average basis. The fair values of the options granted were estimated on the date of grant using the following assumptions:

	2009*	2008*	2007
Risk-free interest rate	—	—	4.51% - 4.54%
Expected dividend yield	—	—	0%
Expected option life	—	—	5 -7 years
Expected stock price volatility	—	—	37.71% - 38.47%

*	No options were granted during the fiscal years ended March 31, 2009 and 2008

The expected option life is determined by considering the past exercising history. The weighted average grant date fair value of the options granted during the fiscal year ended March 31, 2007 was US$1.32.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries (the “PRC Subsidiaries”) are restricted in their ability to transfer certain of their net assets to Global-Tech in the form of dividend payments, loans, or advances. The amounts restricted include net assets of the PRC Subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB278,292,816 (approximately US$40,722,401) as of March 31, 2009.

The following is the condensed financial information of Global-Tech on a stand-alone basis:

Balance sheets

	March 31, 2009	March 31, 2008
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4,816,379	14,837,564
Available-for-sale investments	15,983,290	—
Prepaid expenses	37,618	36,274
Deposits and other assets	31,050	33,198

Total current assets	20,868,337	14,907,036

Interests in subsidiaries	53,577,139	63,566,252

Total assets	74,445,476	78,473,288

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other accrued liabilities	244,463	230,450

Total liabilities	244,463	230,450

Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,227,064 shares issued and outstanding as of March 31, 2009 and 2008	129,083	129,083
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued	—	—
Additional paid-in capital	84,266,412	84,222,582
Accumulated deficit	(10,554,563)	(4,714,141)
Accumulated other comprehensive income	5,021,266	3,098,761
Less: Treasury stock, at cost, 189,387 and 169,787 shares as of March 31, 2009 and 2008	(4,661,185)	(4,493,447)

Total shareholders’ equity	74,201,013	78,242,838

Total liabilities and shareholders’ equity	74,445,476	78,473,288

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of operations

	Fiscal years ended March 31,
	2009	2008	2007
	US$	US$	US$
Net sales	—	—	—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	(919,168)	(739,742)	(1,978,827)

Operating loss	(919,168)	(739,742)	(1,978,827)
Interest income, net	194,161	1,175,121	2,683,384
Equity in losses of subsidiaries	(6,021,844)	(6,458,631)	(1,775,469)
Other income (expenses), net	906,429	1,596,139	(95,789)

Net loss	(5,840,422)	(4,427,113)	(1,166,701)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Formerly known as Global-Tech Appliances Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of cash flows

	Fiscal years ended March 31,
	2009	2008	2007
	US$	US$	US$
Cash flows from operating activities:
Net loss	(5,840,422)	(4,427,113)	(1,166,701)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock compensation expense	41,861	56,487	1,123,577
Shares issued to an employee	1,969	1,969	—
Equity in losses of subsidiaries	6,021,844	6,458,631	1,775,469
Changes in operating assets and liabilities:
Prepaid expenses	(1,344)	(327)	9,195
Deposits and other assets	2,148	228,061	(157,760)
Other accrued liabilities	14,013	(121,796)	25,005

Net cash provided by operating activities	240,069	2,195,912	1,608,785

Cash flows from investing activities:
Purchases of available-for-sale investments	(25,949,992)	—	(34,071,106)
Proceeds from disposal of available-for-sale investments	9,979,200	14,672,506	37,973,452
Repayment of amounts due from (advances to) subsidiaries, net	5,877,276	(21,942,192)	570,366
Capital injection into subsidiaries	—	(1,858,699)	—

Net cash provided by (used in) investing activities	(10,093,516)	(9,128,385)	4,472,712

Cash flows from financing activities:
Proceeds from stock options exercised	—	9,750	—
Purchase of treasury stock	(167,738)	—	—

Net cash provided by (used in) financing activities	(167,738)	9,750	—

Net increase (decrease) in cash and cash equivalents	(10,021,185)	(6,922,723)	6,081,497
Cash and cash equivalents at beginning of fiscal year	14,837,564	21,760,287	15,678,790

Cash and cash equivalents at end of fiscal year	4,816,379	14,837,564	21,760,287

(a)	Basis of preparation

For the purposes of the preparation of the parent company only condensed financial information, the Company records its interests in direct and indirect subsidiaries under the equity method of accounting as prescribed in Accounting Principles Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock”. Such interests, together with the advances to subsidiaries, are presented as “Interests in subsidiaries” on the balance sheets and share of the subsidiaries’ income and losses is presented as “Equity in losses of subsidiaries” on the statements of operations.

(b)	Commitments

Global-Tech has provided a letter of support to certain of its subsidiaries indicating its commitment to provide continuing financial support to those subsidiaries.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 3.1 to Global-Tech’s Registration Statement on Form F-1, SEC File No. 333-8462 (the “Registration Statement”)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.4	Memorandum of Association of Global-Tech, as amended. *

4.1	Commission Agreement between Global-Tech and Eyal Lior. (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham. (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C.K. Sham. (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

4.5	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7	Lease Agreement between Global-Tech and Wing Shing Products Company Limited. (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002. (Incorporated herein by reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12	Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.14	Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

4.16	Supplemental advice letter dated September 30, 2000 from HongkongBank. (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17	Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18	Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.19	Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited. (Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Pentalpha HK Ltd. (Incorporated herein by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.21	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Wing Shing Products (BVI) Co, Ltd. (Incorporated herein by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.22	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.23	Credit Facility Agreement dated December 5, 2002 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.23 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.24 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank (Incorporated herein by reference to Exhibit 4.25 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.26	Banking facilities letter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd. and HongkongBank. (Incorporated herein by reference to Exhibit 4.26 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.27	Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.28	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.28 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.29	Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd. (Incorporated herein by reference to Exhibit 4.29 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.30	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.31	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.32	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.33	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.35 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.34	Credit Facilities Agreement dated November 18, 2005 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Limited. (Incorporated herein by reference to Exhibit 4.36 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.35	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.37 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.36	Credit Facilities Agreement dated March 21, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.38 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.37	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. (Incorporated herein by reference to Exhibit 4.39 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.38	2005 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.39	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited. (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.40	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co Ltd. (Incorporated herein by reference to Exhibit 4.42 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

4.41	Banking Facility Letter dated September 20, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.43 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

4.42	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. (Incorporated herein by reference to Exhibit 4.44 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

Exhibit Number	Description of Document
4.43	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Global Optics Limited. *

4.44	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Global Household Products Limited. *

4.45	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. *

8.1	List of Subsidiaries. *

11.1	Code of Ethics. (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer. *

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer. *

13.1	Certification by Chief Executive Officer. *

13.2	Certification by Acting Chief Financial Officer. *

15.1	Consent of Independent Registered Public Accounting Firm *

*	Filed Herewith

E-4