Form 20-F
period 2010-03-31
GLOBAL-TECH ADVANCED INNOVATIONS INC.
filed 2010-08-31
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

3,228,840 Common Shares, par value $0.04 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2010,” for example, refers to the fiscal year ended March 31, 2010.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future,” or variations of such words and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Forward-looking statements contained herein (including future cash contractual obligations, liquidity, cash flow, orders, results of operations, and trends, among other matters) or in other statements made by us are made based on management’s expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. We believe that the following factors, among others (including those described in Item 3.D. “Risk Factors”), could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us or on our behalf:

•	the cyclicality of the markets which we serve and the vulnerability of those markets to economic downturns;

•	the impact of the recent global economic and financial crisis;

•	the loss of, or a significant reduction or delay in purchases by our customers;

•	competition in our markets;

•	financial distress of third parties;

•	general economic, political, business and market risks associated with our global operations;

•	fluctuations in foreign currency exchange and interest rates;

•	our ability to control our costs while maintaining customer relationships and core business resources;

•	the pricing and availability of raw materials;

•	litigation and disputes involving us, including the extent of product liability, warranty, pension, employment and other similar claims asserted against us;

•	the impairment of our goodwill and other indefinite-lived intangible assets;

•	labor costs and disputes and the deterioration of our relations with our employees;

•	additional liabilities related to taxes;

•	our ability to continue our technical innovation in our product lines;

•	our ability to protect our intellectual property and know-how;

•	claims that our products or processes infringe intellectual property rights of others;

•	regulations governing the export of our products;

•	fluctuations in the price of our stock; and

•	other factors described in this annual report.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this annual report and are expressly qualified in their entirety by the cautionary statements included in this annual report. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and senior management.

Not applicable.

B.	Advisers.

Not applicable.

C.	Auditors.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item 3.	Key Information

1A.	Selected financial data.

The selected consolidated statement of operations data for the fiscal years ended March 31, 2008, 2009 and 2010 and the selected consolidated balance sheets data as of March 31, 2009 and March 31, 2010 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2006 and 2007 and the selected consolidated balance sheets data as of March 31, 2006, 2007 and 2008 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2006	2007	2008	2009	2010
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$73,812	$60,291	$105,543	$87,387	$101,929
Cost of goods sold	(69,817)	(56,763)	(94,976)	(81,500)	(84,889)

Gross profit	3,995	3,528	10,567	5,887	17,040
Selling, general and administrative expenses	(18,011)	(12,454)	(12,803)	(13,075)	(14,096)
Other operating income (loss), net	2,380	608	(143)	1,674	180

Operating profit (loss)	(11,636)	(8,318)	(2,379)	(5,514)	3,124
Interest income, net	1,223	1,437	1,704	533	276
Other income (expenses), net	(846)	1,728	(1,809)	432	455
Loss on dissolution of a subsidiary	—	—	—	(1,029)	—
Gain on disposal of subsidiaries	—	3,952	—	158	—
Share of losses of jointly-controlled entities	—	(187)	(346)	—	—

Net income (loss) before income taxes	(11,259)	(1,388)	(2,830)	(5,420)	3,855
Benefit from (provision for) income taxes	23	144	(1,597)	(421)	(389)

Net income (loss) before non-controlling interests	(11,236)	(1,244)	(4,427)	(5,841)	3,466
Non-controlling interests	13	77	—	—	—

Net income (loss)	$(11,223)	$(1,167)	$(4,427)	$(5,841)	$3,466

Basic and diluted net income (loss) per share of common stock	$(3.67)	$(0.38)	$(1.45)	$(1.91)	$1.14

Basic and diluted weighted average number of shares of common stock(1)	3,056	3,056	3,057	3,051	3,038

(1)	The Company executed a 4-for-1 reverse stock split of its common stock effective as of December 10, 2008. All numbers have been adjusted to reflect this reverse stock split on a retroactive basis.

	At March 31,
	2006	2007	2008	2009	2010
	(In thousands)
Balance sheet data:
Working capital[1]	$53,071	$50,559	$43,995	$46,362	$51,975
Total assets	98,080	100,281	108,725	103,914	111,087
Net assets[2]	79,349	79,380	78,243	74,201	77,736
Total debt[3]	38	—	1,600	—	—
Shareholders’ equity	79,349	79,380	78,243	74,201	77,736

(1)	Working capital is the excess of current assets over current liabilities.
(2)	Net assets are the excess of total assets over total liabilities and non-controlling interests.
(3)	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and non-current portion of long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

The global economic and financial crisis. The global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which has had and will continue to have a negative effect on our business, results of operations and financial condition. Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users. Recent economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, and may reduce their ability to pay for our products and services after purchase. Similarly, our suppliers may not be able to supply us with needed raw materials or components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins. We cannot predict the timing or duration of these negative market conditions or the timing or strength of any economic recovery. If the economy or markets in which we operate remain weak or deteriorate further, our business, financial condition and results of operations will be materially and adversely impacted.

Effective cost control and maintenance of customer relationships and core resources. It is critical for us to appropriately align our cost structure with prevailing market conditions, to minimize the effect of economic downturns on our operations, and in particular, to continue to maintain our customer relationships, core resources and manufacturing capacity while protecting profitability and cash flow. If we are unable to align our cost structure in response to economic downturns on a timely basis, or if implementation of any cost structure adjustments has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected. Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our products. If we have too aggressively reduced our costs, we may not have, or may not be able to obtain in a timely manner, sufficient engineering or manufacturing resources to capture new orders and meet customer demand. If we are unable to meet production or delivery schedules during a period of escalating demand because we have failed to effectively manage our resources or because we cut costs too aggressively, our relationships with our key customers could be adversely affected and there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

Cost and availability of labor. There is an emerging trend of a shortage of supply of migrant workers in China, particularly in Guangdong Province where our factory is located. Both in numbers and in skill, the labor force in China cannot keep up with the current speed of economic development and labor organizations have begun to initiate industrial action to raise wages. We continually adjust salaries and fringe benefits in order to attract and retain an adequate labor force. This trend of labor shortages is expected to continue and will likely result in further increases in wages as companies seek to retain their existing work forces. In the coming year, we expect that both a potential shortage of labor and increasing costs will impact our manufacturing operations, which could adversely affect gross margins.

Changes in the PRC’s labor law. In June 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which can only be terminated in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under this law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. If the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, the Company could incur material severance payments to employees under this new law. This law can be expected to exacerbate the adverse effect of labor inflation on the Company’s economic environment and its results of operations and financial condition.

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

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and over 98% of the net book value of our total long-lived assets is located there. We sell products to companies based principally in North America, China and Europe. Consequently, our international operations and sales may be subject to the following risks, among others:

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

Renminbi revaluation. We sell a significant portion of our products to North America customers FOB China. These sales are generally denominated in U.S. dollars. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Although certain raw materials, material components and capital equipment are purchased using a variety of currencies, including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, the majority are purchased with Hong Kong dollars. The Hong Kong dollar is currently pegged to the U.S. dollar at a rate of approximately HK$7.8 to US$1.0. In the aggregate, we have not been significantly affected by exchange rate fluctuations and therefore have not hedged our positions.

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

On July 21, 2005, the PBOC decided to abandon its policy of pegging the Renminbi to the U.S. dollar and instead decided to link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi to 8.11 to the U.S. dollar from 8.28 as the Chinese government took its first step towards a floating currency. During fiscal 2010 the Renminbi was allowed to appreciate to between 6.8245 and 6.8332 to the U.S. dollar and subsequently it has appreciated to 6.7883 as of July 31, 2010. This appreciation has made Chinese products more expensive for U.S. companies. To the extent our operations are based in China, we are exposed to foreign exchange risk with respect to the Renminbi, which could adversely impact our financial position and results of operations.

Credit terms in the PRC. Some of the Company’s major customers in the PRC are granted credit terms of up to 150 days. Most of the other customers are granted 60 days from the end of the month of Shipment. The Company obtains credit insurance when available but a default by any of our major customers in their obligation to pay us would have a material adverse effect on our financial position and results of operations.

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

Change in taxation. The Company is subject to a lower overall effective tax rate than some U.S. domiciled corporations because of the location of its business operations. We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, China and the United States. Our executive and administrative offices are located in Hong Kong and our manufacturing facilities are in China. Our customers are located primarily in the United States and China. Changes in tax laws could have a material adverse effect on our results of operations. One of our subsidiaries in China, Dongguan Wing Shing Electrical Products Factory Company Limited (“Dongguan Wing Shing”), was subject to a preferential tax rate of 27% (24% reduced tax rate plus 3% local income tax rate) for the calendar years ended December 31, 2007. Dongguan Wing Shing houses our manufacturing facilities that incur a significant portion of manufacturing overhead and the finished products manufactured at Dongguan Wing Shing are sold to our other subsidiaries. The transfer pricing used could be challenged by the tax authorities which could subject us to material increases in taxation. In fiscal 2004, we established a new subsidiary, Dongguan Lite Array Company Limited (“Dongguan Lite Array”), which is entitled to a tax concession period (“Tax Holiday”) whereby it is exempt from corporate income taxes for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. Dongguan Lite Array started its first profit-making year under its Tax Holiday for its calendar year ended December 31, 2007. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a new PRC Corporate Income Tax Law (the “New CIT Law”) was approved and became effective on January 1, 2008. The New CIT Law introduced a wide range of changes which included, but were not limited to, the unification of the income tax rate for domestic–invested and foreign–invested enterprises, apart from those qualified as high-tech enterprises, at 25%. Our former subsidiary in Macau, Pentalpha Macau Commercial Offshore Limited, which was liquidated in July 2008, was not subject to taxation in Macau in accordance with Macau tax regulations from inception through the year ended March 31, 2009.

Dependence on major customers. Over 98.1% of our sales of home appliances and 51.9% of our consolidated net sales are to one customer, the Electrolux Group. Electrolux is not contractually obligated to purchase floor care products from us, and we only sell to them on the basis of individual purchase orders when received.

Our five largest Electronic Components and EMS customers represent 59.8% and 98.0% of net sales, respectively, and 22.8% and 8.6%, respectively of consolidated net sales in fiscal 2010. We have no contractual arrangements with these customers and only sell to them based on purchase orders received. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

Cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and are subject to price increases in these raw materials. The plastic resins we use are derived from natural gas liquids, and prices of these plastic resins have fluctuated in line with the fluctuation in natural gas and crude oil prices, as well as the relative capacity, supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. During fiscal 2010, the price of plastic decreased 10.6% overall but subsequently has increased as a result of the recovery in crude oil prices. We have no long-term supply contracts for the purchase of plastic resin, but we generally maintain a 30-day supply. We have limited ability to increase product prices in response to plastic resin or other material cost increases. We closely monitor crude oil prices that normally affect the price of plastic resin and our inventory levels to ensure we can complete our orders on hand. If our reserves are not sufficient for our production requirements, we have to buy plastic resin at potentially higher prices in order to meet our delivery schedules. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our continuing inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins will have a material adverse effect on our business, results of operations and financial condition.

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

Unsecured cash, cash equivalents and short-term investments. We have cash and short-term cash equivalent instruments which are invested with third party financial institutions that may not be insured or exceed the insurance limits of the Federal Deposit Insurance Corporation (“FDIC”) or other government insurance agencies. While we make an effort to monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. We do not experience any loss in our cash and cash equivalent or lack of access to cash in our operating accounts. We also invest excess cash in immediately available and short-term interest bearing cash equivalent instruments. If a commercial bank or financial institution in which we have our funds deposited should become insolvent or be taken over by the FDIC or other governmental insurance agencies, we could have significant unrecoverable cash deposits. A loss in cash deposits would have an adverse impact on our business, results of operations and financial condition.

New product category. In 2005, we entered the consumer electronic products business concentrating on display-oriented products. Our subsidiary, Global Display Limited (subsequently changed its name to Global Household Products Limited), developed a range of consumer products incorporating high-definition flat panel displays (“FPDs”) that utilized liquid crystal displays (“LCDs”), plasma display panels (“PDPs”), liquid crystal on silicon (“LCOS”), optical, and digital display technologies. Lite Array had been developing a range of display modules utilizing proprietary OLED technology. Since we had no commercial success in these new product categories and there was no assurance that we would do so in the future, we were required to provide for impairment of our long-lived assets and write down our inventory. Any future impairment or write-down of inventory arising from a lack of commercial success in a new product category would have a negative impact on our business and results of operations.

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

Proprietary technology; patent protection. We rely on a combination of internal procedures, nondisclosure agreements, intellectual property rights assignment agreements, as well as licenses, patents, trademarks and copyright law to protect our intellectual property and know-how. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. For example, we frequently explore and evaluate potential relationships and projects with other parties, which often requires that we provide the potential partner with confidential technical information. While confidentiality agreements are typically put in place, there is a risk the potential partner could violate the confidentiality agreement and use our technical information for its own benefit or the benefit of others or compromise the confidentiality. In addition, the laws of certain foreign countries in which our products may be sold or manufactured do not protect our intellectual property rights to the same extent as the laws of the United States. For example, laws in China may not protect our intellectual property rights to the same extent as in the United States. Failure or inability to protect our proprietary information could result in a decrease in our sales or profitability. The protection of our intellectual property may require expensive investment in protracted litigation and the investment of substantial management time and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. In addition, we may be unable to prevent third parties from using our intellectual property rights and know-how without our authorization or from independently developing intellectual property that is the same as or similar to ours, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. We compete in a number of industries that are small or specialized, which makes it easier for a competitor to monitor our activities and increases the risk that ideas will be stolen. The unauthorized use of our know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

Potential patent infringement or similar claims. Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, third parties may nevertheless claim (and in the past have claimed) that our processes and products infringe their intellectual property and other rights. Our strategies of capitalizing on growing international demand as well as developing new innovative products across multiple business lines present significant infringement claim risks both internationally and in the United States as we expand the scope of our product offerings and markets. We compete with other companies for contracts in some small or specialized industries, which increases the risk that the other companies will develop overlapping technologies leading to an increased possibility that infringement claims will arise. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert our management’s attention from operating our businesses. In order to resolve such proceedings, we may need to obtain licenses from these third parties or substantially re-engineer or rename our products in order to avoid infringement. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer or rename our products successfully.

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

Product safety. We may be responsible for ensuring that our products are safe and satisfy all of the requirements of the consumer products safety commission (“CPSC”) in the United States. This may also apply to OEM products manufactured by us to customer specifications. In the event of a recall required by the CPSC, our customers may require us to provide replacement conforming units at our cost, which could have a material adverse effect on our business, quality reputation and results of operations.

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

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in Dongguan, China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in certain Western countries. We currently maintain property damage insurance in the aggregate of approximately $80.9 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $21.5 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood, force majeure or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”) and family members of directors of the Company beneficially own approximately 62.9% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 44.0% by Kwong Ho Sham and 56.0% by our Chief Executive Officer, John Sham, both of whom are directors. Voting control of Wing Shing Holdings is held approximately 34.3% by Kwong Ho Sham and approximately 65.7% by John Sham. As a result, Wing Shing Holdings and its shareholders and their family members are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs.

Service and enforcement of legal process. We are organized under the laws of the British Virgin Islands. All but two of our directors and executive officers reside outside the United States, and most of our assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process on these persons within the United States or to enforce against these persons judgments obtained in U.S. courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States. In particular, judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and it is uncertain whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

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

Our status as a foreign private issuer. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). As such, we are exempt from certain of the reporting requirements under the Exchange Act and corporate governance standards of the Nasdaq Stock Market (“Nasdaq”). Because of these exemptions, investors are not afforded the same protection or information generally available to investors holding shares in public companies organized in the United States or traded on the Nasdaq. However, the Nasdaq does not exempt foreign private issuers from independent audit committee requirements and we are required to disclose any significant ways our current corporate governance practices differ from those followed by domestic companies under the Nasdaq listing standards. In addition, our Chief Executive Officer must notify the Nasdaq if one of our executive officers becomes aware of any material non-compliance with any applicable Nasdaq corporate governance listing standards to the Nasdaq. Please see “Item 16G—Corporate Governance” for more information.

Reciprocal enforcement of foreign judgments. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

Delisting of our common shares. Our Common Stock is currently quoted on the Nasdaq Capital Market. The Company must satisfy certain minimum listing maintenance requirements to maintain such quotation, including a series of financial tests relating to shareholders equity or net income or market value, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 per share for the Common Stock. If our Common Stock is delisted from the Nasdaq Capital Market, then our Common Stock may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. Delisting from The Nasdaq Capital Market could make trading our Common Stock more difficult and expensive for the Company to raise additional capital.

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

Item 4.	Information on the Company

A.	History and development of the Company.

Our legal name is Global-Tech Advanced Innovations Inc. (formerly known as Global-Tech Appliances Inc.). The Company was organized as an international business company under the laws of the British Virgin Islands on May 2, 1991 and became a publicly traded entity on April 7, 1998. The address of our registered office in the British Virgin Islands is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands, and the telephone number at that address is (284) 494-5296.

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

Historically, the Company was primarily an exporter of a wide range of small electrical appliances to North American and European markets. However, the Company’s continuing efforts to diversify its business has resulted in nearly half of its revenues for fiscal 2010 being derived from the Chinese domestic telecommunications market.

The Company operates in four business segments: (i) home appliances; (ii) electronic components; (iii) electronic manufacturing services (“EMS”); and (iv) others. The electronic components and EMS businesses became reportable segments in fiscal 2007 and fiscal 2010, respectively, as a result of the separation of management functions for the businesses. The “others” segment is comprised of a number of product lines/units, which individually are not material and have not met the quantitative thresholds for a reportable segment, in addition to development programs that have not materialized to date into full product businesses. The results of each segment are routinely evaluated in assessing performance and allocating resources amongst the segments.

Home Appliances

At its inception, the focus of our home appliance business was personal beauty products, and over time, gravitated towards the manufacture of small kitchen electronics and floor care products, the latter category ultimately becoming the sole focus of our home appliance business. In connection with our production of small kitchen electronics and floor care products, we partnered with many of the leading brands in the United States and Europe, as market conditions in their home markets required them to procure finished products from the Far East to remain competitive. However, we were ultimately unable to remain competitive in the small kitchen electronics category as competitors offered increasingly less expensive products and mass market retailers drove down retail prices. As a result, we now produce only vacuum cleaners since they require sophisticated and complex manufacturing equipment and processes and/or significant investment in motor manufacturing equipment and large scale plastic injection molding machines.

Strategy

Due to decreasing profit margins, this business is insufficient to support a development staff and has become a purely original equipment manufacturer (“OEM”) business, concentrating on quality, productivity and efficiency improvements. Our business strategy for the future is to remain a reliable manufacturer for our major brand marketer in North America and Europe and we will concentrate only on those products that require complex manufacturing facilities and equipment. As labor costs continue to rise, particularly in the coastal areas of China, it is possible that customers may eventually explore alternative means of manufacturing in lower cost regions. However, we will continue to work on cost reduction, efficiencies and labor productivity, as well as recommending and developing innovative features, in an effort to offset increasing labor costs and maintain existing relationships. Additionally, we will continue our efforts to develop our home appliance business in China, primarily by concentrating on a limited range of innovative health related and environmental products.

Products

We primarily contract manufacture floor care products along with a few small electrical household appliance products, based on product specifications provided by customers. In fiscal 2010, we produced approximately 2.4 million appliance units, compared to 2.6 million units in fiscal 2009.

The following table reflects our net sales for each product category in fiscal 2010, 2009 and 2008:

	Fiscal Years Ended March 31,
	2010	2009	2008
	(In thousands)
Product category:
Floor care products	$51,880	$45,410	$56,272
Kitchen appliances	559	1,177	2,274
Others (1)	1,451	4,219	6,825

Total	$53,890	$50,806	$65,371

(1)	Includes electric motors for floor care, travel products, environmental care products and accessories for each of our product categories as well as tooling income for procurement, design and manufacturing of tooling and molds.

Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products include hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 96.3%, 89.4% and 86.1% of our net sales in our home appliance business in fiscal 2010, 2009 and 2008, respectively. As a contract manufacturer, our sales in this category have been principally driven by our product quality, testing systems, sophisticated electric motor production, and our existing tooling and injection molding machinery for large plastic parts. We anticipate that we will continue contract manufacturing for our key customer, but recognize that declining operating margins may lead to our inability to continue in this capacity, absent commensurate pricing adjustments.

Kitchen appliances. We began manufacturing kitchen appliances in fiscal 1992. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, and indoor grills. However, by fiscal 2002, we were unable to maintain adequate operating margins as these products became heavily commoditized. Accordingly, we ceased our marketing efforts for this category following fiscal 2002. Kitchen appliances represented 1.0%, 2.3% and 3.5% of our net sales in our home appliance business in fiscal 2010, 2009 and 2008, respectively.

Product Design and Development

Our design and development efforts are limited to supporting our existing and potential new customers’ programs. As the business has become more and more commoditized, we can no longer justify the investment needed to support any further independent design or product development efforts, except for some limited design work on products we hope to market in the PRC.

Our expenditures for design and development of home appliance products were approximately $0.5 million in fiscal 2008, $0.2 million in fiscal 2009 and $0.3 million in fiscal 2010, and are expected to remain at this level going forward.

Manufacturing

We maintain our principal production facility in the township of Dongguan, Guangdong Province, China, within a self-contained 207,300 square meter vertically-integrated manufacturing complex. Vertical integration in the home appliance business enables us to manufacture high-quality products cost effectively. It also allows us to emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We have made a significant investment in machinery to create the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enables us to efficiently produce many of our components and assemble these components to create our finished products. We manufacture most of our motors and other components, including thermostats, plastic parts, metal and die-casting parts, switches and circuit boards. We also have a multi-faceted coatings line and pad printing capability. We sub-contract the production of certain components when they can be bought from other suppliers at lower prices, if we do not have the specialized machinery to produce the component, or when we can allocate our production capacity more efficiently to alternative tasks. However, we do not generally depend on other manufacturers to provide key parts or accessories.

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

Our physical space is less than fully utilized and we have excess capacity available to meet any temporary surge in our requirements and also for future development. Excluding dormitories, cafeterias and recreation areas, roads and portions of land reserved for future expansion, the completed production area dedicated to home appliances is approximately 98,700 square meters.

Currently on average we are utilizing approximately 60% of our manufacturing facility’s production capacity; however, at peak periods utilization is above 90% and many of our larger injection molding machines and our electric motor line are operating at capacity. Specialized skills are generally not required for most of our manufacturing workforce and we believe that we will be able to acquire the necessary labor if product demand increases. However, due to demand for labor in Guangdong Province exceeding supply, the cost of labor has increased substantially and this is expected to continue for the foreseeable future. We therefore plan to invest in more automation to help stabilize production costs.

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

Quality Control

We are committed to manufacturing products of the highest quality and we achieve this goal by engaging in quality control testing at each stage of the manufacturing process. All incoming raw materials and components are inspected by our quality control personnel. Quality control personnel inspect all work-in-process at several points in the production process. We are able to test the reliability and consistent performance of our products by testing both individual components and the fully-assembled finished product. We provide access to our manufacturing facility for representatives of our major customer to allow them to monitor production and provide direct access to our manufacturing personnel.

Our quality control system has been certified by Det Norske Veritas QA Ltd., an accredited unit of the ISO, as conforming to Quality System Standard ISO 9001 for the manufacture of electrical household appliances. Our receipt of ISO 9001 certification demonstrates that our manufacturing, installation and servicing of products have met specified requirements.

Suppliers

We obtain over 3,400 different component parts from approximately 400 major suppliers and are not dependent upon any single supplier. Certain of our major component parts, such as plastic, metal sheets and packaging, are purchased solely from outside suppliers. Others, such as motors and electrical and electronic parts, are either manufactured by us or purchased from outside suppliers, depending on the complexity of the component and the capacity of our facilities at the time. We believe that we can obtain all of these components from alternate sources if necessary. Raw materials, electronic components and other parts are either sourced in China or from other countries, primarily the United States, Japan and Germany. Raw materials from outside China are generally shipped through Hong Kong and then transported by truck to our factory in China. Transactions with our suppliers are based on purchase orders issued by us from time to time and we have no other written agreements with our suppliers. Orders for components are based on actual orders and forecasts that we receive from our customers that reflect anticipated shipments during the production cycle for a particular model. Many of the raw materials used in our products including plastics that are purchased outside China are subject to any applicable duties.

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

Major Customers

Sales to Electrolux commenced in 2004 and represented 43.3%, 47.8% and 51.9% of our consolidated net sales in the three consecutive fiscal years ended March 31, 2010, respectively.

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

Intellectual Property Rights

We currently hold 31 patents, of which none were approved in fiscal 2010. Our patents are registered in various jurisdictions, including the United States, the United Kingdom, China and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. We no longer manufacture many products incorporating our patents and intellectual property and do not consider any of our intellectual property rights to have a material impact on our business.

Electronic Components

We continue to acquire new technologies in an effort to expand our capabilities in manufacturing finished products and components. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility into a facility capable of producing higher-value, technology-oriented products that will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China.

Initially we acquired Lite Array, Inc. a U.S. based technology company involved in thin film electroluminescent (“TFEL”) and organic light emitting diode (“OLED”) displays. We sold Lite Array’s TFEL factory in China in 2003, but maintained its OLED program.

Due to the market prices for OLED displays falling, we decided to revise our OLED strategy. Accordingly, we combined our efforts with Anwell Technologies Limited (“Anwell”), a public company in Singapore, by establishing a jointly controlled entity to develop a more cost effective process for producing OLED equipment rather than just marketing OLED displays.

Our main interest in developing OLED displays was focused on cellular phone displays, and as a result of our business contacts in the telecommunications industry in the PRC, we determined that making camera modules for cell phones was a promising business opportunity for us.

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market complementary metal oxide semiconductor (CMOS) camera modules (“CCM’s”) to cell phone manufacturers in China and to develop household electronic products incorporating optical systems. In fiscal 2010 our net sales of CCM’s were $38.9 million, which represents a 12.8% increase over fiscal 2009 net sales of $34.5 million.

We believe the opportunity to sell CCM’s and other electronic components to cellular phone and personal digital assistant, or PDA, manufacturers in the PRC is a promising business for us, albeit currently at commodity- type margins. At present we source the sensors and lenses so that we can apply our resources to operate a top quality clean room in our manufacturing facility in the PRC for low-cost assembly and concurrently concentrate on product enhancements, particularly higher pixel count cameras and differentiation. We also are developing products that incorporate CCM’s for non-telecommunication applications, our primary focus being on document photo scanners, security products and disposable medical instruments for the Chinese market. All of our customers for electronic components are presently in the PRC or Hong Kong and we sell in U.S. dollars or Renminbi.

Strategy

Our strategy for electronic components is to expand our CCM business by providing higher resolution camera modules, initially to the domestic Chinese telecommunications market, and eventually expand into PDA’s and into other non-telecommunication applications utilizing miniature cameras, such as home security systems and medical devices. Allied with our production capabilities in home appliances and in the electronic manufacturing services group we expect to offer finished products incorporating CCM’s in addition to providing components. Other key aspects of our strategy are:

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and are only available from a few vendors. We have established relationships with a major sensor company that views our PRC based operation as a good partner to access many of the PRC cellular phone manufacturers and other opportunities in the PRC. Additionally we receive technical support from our lens and connector suppliers. These partnerships are critical to enabling us to develop new products and expand our product line.

Innovative product development. We research applications for CCM’s, either as a component or a critical feature of an electronic product. Our main emphasis currently is in developing higher pixel count and cleaner resolution CCM’s as well as some innovative finished products incorporating CCM’s for the home security market.

Superior quality PRC based manufacturing. Utilizing our clean room expertise derived from OLED production, we have been able to produce CCM’s with high quality standards and excellent reliability, which allows our PRC-based customers to purchase CCM’s in the PRC at lower cost rather than importing them from Korea or Taiwan.

Expansion of manufacturing capabilities. We have invested in all of the equipment needed to assemble modules in a Class 1,000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality production. We expanded our facility from inception through fiscal 2008 as demand for CCM’s continued to grow, and now have sufficient capacity to sustain steady growth in this business with limited additional investment.

Products

We started manufacturing CCM’s early in fiscal 2006 primarily utilizing 0.3 megapixel CMOS sensors. Sales in fiscal 2010, 2009 and 2008 were $38.9 million, $34.5 million and $38.9 million respectively. As pricing for VGA cell phone cameras continued to decline by at least 20% per annum, we developed higher pixel count camera modules and introduced 1.3 and 2.0 megapixel versions in fiscal 2009 and 3.0 and 5.0 megapixel versions in fiscal 2010. The original VGA business has developed into a low margin commodity, which adversely impacts unit revenues and overall profitability. However, we will continue to provide our customers with these products as well as continue developing higher pixel units in 2011 and work on developing other features such as automatic focusing. Our aim is to reduce the share of 0.3 megapixel units to less than 50% of our unit volume to better direct our resources to units with more satisfactory margins.

Product Design and Development

The development group for electronic components consists of a small team of software and optical engineers supported by a large number of process, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our principle sensor supplier for new technology and expanded features.

Our expenditures for design and development of electronic components were $0.4 million, $0.3 million and $0.3 million in fiscal 2010, 2009 and 2008, respectively.

Manufacturing

Two of the buildings in our manufacturing complex in Dongguan have been converted into a high-tech facility for our electronic component and telecommunication manufacturing service business operated as Dongguan Lite Array Company Limited (“DGLAD”). Class 1000 clean rooms of over 3,000 square meters have been constructed out of a total of 8,000 square meter production and office space for the electronic component business. Since our CCM manufacturing capacity was constrained throughout fiscal 2008, we expanded our DGLAD clean rooms four times in fiscal 2008 and added surface mount, assembly and testing equipment. Subsequently as the business matured and we produced less of the commodity modules, we were able to improve our mix and profitability without further investment in equipment. We now have in place the capacity to produce up to 3 million CCM’s a month and expect to be operating at close to capacity at certain peak demand periods in fiscal 2011.

We ship our CCM’s directly to our PRC customers, most of whom are located in Guangdong province or ship to export customers from our warehouse in Hong Kong. Title in the PRC is transferred when the delivery note is “acknowledged” by the customer. Title for shipments from our warehouse passes when the customer takes physical delivery of the goods.

Quality Control

Superior quality control procedures are essential for electronic components. The expected life of a cell phone requires that each critical component performs reliably for many years. We test every CCM before shipment and our customers test every one during their assembly process. Any rejects are returned to us for rework and this is considered a standard operating procedure in the industry.

Suppliers

We obtain lenses, connectors and others components from a numbers of different vendors in Taiwan, Korea and the PRC and are not reliant on any one vendor. However for the CMOS sensors, we have a close relationship with one vendor and purchase a majority of our sensors from them. There are approved alternative vendors that we have certified and also purchase from who could satisfy all of our demand if necessary at minimal additional cost.

Major customers

Sales to our largest CCM customer in fiscal 2010 (Lenovo Mobile Communication Technology Company Limited) accounted for $10.6 million or 10.4% of consolidated net sales in fiscal 2010.

Our top five customers represented 22.8% of our consolidated net sales in fiscal 2010 and 59.8% of segment sales. Three of them were EMS as well as electronic component customers.

Marketing

For electronic components, marketing is designed to give exposure to our innovative, high-quality and cost-effective product and production capabilities. Generally, we emphasize personal contact with our customers and potential customers in our facilities. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better products at lower prices. We believe that innovation is the key for both our customers and us in this regard.

Currently our CCM business is primarily a commodity business with price and production capacity being the main criteria in securing sales. However, if our development programs are successful and result in technical advances, we will be able to market our products to top tier consumer electronic brands in China and this should improve our profit margins.

Competition

Competition in the electronic components market is intense as productive capacity comes on line from many companies. However, since the market for cellular phone cameras has expanded in China and continues to grow, we believe that demand will continue to meet or exceed our capacity, notwithstanding that margins may not remain at current levels without productivity improvements. As we become a more significant supplier to certain large PRC cell phone manufacturers and continue expanding our capacity, we are starting to gain a small competitive advantage which should improve our margins.

Intellectual Property Rights

We currently hold six patents, primarily registered in the PRC. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. There can be no assurance that steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others.

Electronic Manufacturing Services (“EMS”)

At present our EMS business consists of two primary services: (i) surface mount technology (“SMT”) for printed circuit board assembly; and (ii) cell phone assembly, which usually incorporates our CCM’s and printed circuit board and packaging. We invested in SMT machines and assembly equipment along with clean rooms and areas in late 2008 and revenues in fiscal 2009 were $1.8 million. The first full year of EMS business in fiscal 2010 saw expansion of the business to $9.0 million in revenues and a further expansion of capacity is under way. All of our customers for EMS are in the PRC and we charge them for our services in Renminbi.

Strategy

Our strategy for EMS is to build on our electronic components business by offering manufacturing services to our existing telecommunication customers. The first service we offered was automated SMT assembly for printed circuit boards which was then followed by final cell phone assembly including all relevant testing procedures. Our strategy is to establish close relationships with our telecommunication customers and potentially establish partnerships and/or joint ventures.

EMS requires significant investment not only in expensive SMT Machines and testing equipment but also in working capital. Large telecommunication customers in the PRC expect up to 150 day terms and vendors only grant 15 to 30 day terms. Since we are debt free we can use our resources to maintain necessary capital expenditures and support working capital.

With our existing systems and capabilities we are also offering assembly services to non-telecommunication customers. We secured two major customers for fiscal 2011 and will continue to explore further opportunities going forward. We believe the growth potential for EMS far exceeds our other segments.

Manufacturing

Our EMS business currently occupies 12,000 square meters of production space that during fiscal 2011 will expand to 25,600 square meters in two of our buildings in our Dongguan, PRC facility.

We have one clean room containing seven SMT Machines and are expanding the clean room which will then be sufficient to double our capacity. We will take delivery of three SMT machines early in fiscal 2011 and expect to order additional machines later in the year. We also have nine assembly lines and six packing lines in operation and expect to add six assembly lines and four packing lines in fiscal 2011.

By the end of fiscal 2011 we will have the capacity to produce over fifteen million circuit boards and assemble over fifteen million cell phones. The expansion will require a capital investment of over RMB 40 million in fiscal 2011.

Labor is the most significant cost in EMS so we are continually being impacted by rising wages in Dongguan. (see Item 3.D “Risk Factors”). We also have to account for all customer supplied materials, which requires the establishment of extensive documentation processes.

We ship the assembled finished products to our customer’s transportation facilities in the PRC for distribution to their customers. It is our responsibility (and cost) to deliver product according to their shipping schedule requirements.

Quality Control

Our quality control procedures are extensive since any undocumented loss of customer supplied product is charged to us. Therefore we inspect every item and have established procedures to handle rejected components and product. Any rejects are inspected and verified by our customers’ QC staff at our facility.

Our experience and processes in quality control gained through our home appliance business is being applied effectively in EMS.

Major Customers

Revenues from our largest EMS customer in fiscal 2010 (Shenzhen TINNO Mobile Technology co., Ltd.) amounted to $7.5 million or 7.3% of consolidated net sales in fiscal 2010, of which $4.0 million or 3.9% are contributed to EMS segment.

Revenues from our top five EMS customers represented 8.6% of our consolidated net sales and 98.0% of segment sales in fiscal 2010, respectively.

Marketing

Our marketing efforts were initially directed towards existing telecommunication customers for electronic components in the PRC. As their businesses, particularly exports to the third world continued to grow, they sought subcontract partners that would also be able to defray some of their working capital investment.

Our willingness to invest in the necessary equipment and the quality and reliability of our production team satisfied our potential customers that subcontracting was a cost efficient way for them to continue to grow their business. As our relationship with a number of key PRC telecommunication brands has flourished, we expect an increase in their outsourcing activities, particularly final assembly and packing.

Competition

The EMS business, while capital intensive, is extremely competitive as it does not require complex proprietary technology. In order to complete effectively we need to emphasize our quality and reliability rather that trying to match competitor’s prices. Major telecommunication companies primarily require timeliness, quality and reliability, and will place a higher emphasis on these factors rather than focusing exclusively on price. At less than US$1 in assembly cost, lower competitive pricing is unlikely to be the only factor impacting their choice of vendor.

Others

We continue to experiment and carry out modest development work in a number of areas, most notably in disposable medical instruments and solar energy components, but none are material either in expense or investment. Our focus remains on technical innovations in products suited to the Chinese domestic market. We may choose to partner with others if we believe our expertise is insufficient to develop a business alone.

Strategy

Our strategy in expanding and diversifying our business is best described as opportunistic. We study the Chinese Market to determine where our in place assets might give us a competitive advantage. We also focus on products and markets where the Chinese government is providing grants and subsidies in order to defray some of the required investment. Our success rate to date is not high but neither is our level of investment.

Product Design and Development

The principle development work in “others” over the last two years has been devoted to disposable medical devices and some solar devices. Development expenses for others were $275,000, $60,000 and $169,000 in fiscal 2008, 2009 and 2010, respectively.

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

On June 29, 2003, HKSAR entered the CEPA, which was implemented on January 1, 2004. Under CEPA, Hong Kong companies can benefit from liberalized measures beyond the scope of China’s commitments in its WTO accession treaty. The arrangement covers three areas: trade in goods, trade in services and trade and investment facilitation. Under CEPA, 90% of Hong Kong domestic exports to China can enjoy zero tariffs. CEPA also opens 18 service sectors to Hong Kong companies. In this respect, China has given Hong Kong an advantage under CEPA in that Hong Kong companies can enjoy more benefits under CEPA compared with the provisions of the WTO. The arrangement presently has limited direct positive impact on us since most of our products are shipped to overseas customers but it could possibly benefit our electronic components business in the future.

All of our products are currently manufactured in China and over 98% of the net book value of our total fixed assets is located in China. We are a party to agreements with certain agencies of the government of China and we sell products to entities based principally in North America and Europe as well as domestic sales of CCM’s electronic components (commencing in fiscal 2007) and performing electronic manufacturing services for PRC based companies (commencing in fiscal 2009). International operations and sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. In addition, various forms of protectionist trade legislation have been proposed on occasion in the United States and certain European countries. Changes in tariff structures or other trade policies could adversely affect us.

Our location in Southern China offers us relatively low overhead and competitive (although higher than the Northern provinces in China) labor rates, although recently labor shortages and unrest have led to a significant increase in wage rates, albeit from a low base. The location of our factory in the township of Dongguan, Guangdong Province provides us with the ability to manage factory operations from Hong Kong and facilitates transportation of our products to markets outside China.

Chinese government regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese or local governments resulting in:

•	changes in laws and regulations, or the interpretation and enforcement of existing laws and regulations,

•	confiscatory or increased taxation,

•	restrictions on currency conversion, imports and sources of supply,

•	import duties,

•	currency revaluation, or

•	the expropriation of private enterprise

The occurrence of any of the events listed above could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued or that such policies will not be significantly altered from time to time without notice. Following the Chinese government’s program of privatizing many state-owned enterprises, the government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expense being incurred by us. Economic development may be limited as well by:

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

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of seven of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct marketing, product design and development, administration and other activities in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international political and economic relations.

No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

C.	Organizational structure.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Principal activities	Place of incorporation	Percentage of equity interest held
SUBSIDIARIES:
Global Appliances Holdings Limited	Investment holding	British Virgin Islands	100.0%
Global Display Holdings Limited	Investment holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	Management services	Hong Kong	100.0
Global Rich Innovation Limited	Trading	Hong Kong	100.0
Wing Shing Overseas Limited	Inactive	British Virgin Islands	100.0
GT Investment (BVI) Limited	Investment holding	British Virgin Islands	100.0
Consortium Investment (BVI) Limited	Investment holding	British Virgin Islands	100.0
Global Optics Limited	Trading	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	Manufacturing	China	100.0
Dongguan Lite Array Company Limited	Manufacturing	China	100.0
Dongguan Microview Medical Technology Company Limited	Research and development	China	100.0
Global Auto Limited	Inactive	Hong Kong	70.0
Global Household Products Limited	Trading	Hong Kong	100.0
Pentalpha Medical Limited	Inactive	Hong Kong	100.0
Pentalpha Hong Kong Limited	Inactive	Hong Kong	100.0
Global-Tech USA, Inc.	Investor relations and consulting	United States	100.0
Global Digital Imaging Limited	Trading	British Virgin Islands	100.0
MasterWerke Limited	Inactive	United States	100.0
Wing Shing Products (BVI) Company Limited	Inactive	British Virgin Islands	100.0
Global Lite Array (BVI) Limited	Investment holding	British Virgin Islands	76.75
Lite Array OLED (BVI) Company Limited	Inactive	British Virgin Islands	76.75
Lite Array, Inc.	Administrative	United States	76.75

Global-Tech is a holding company, which does not engage in daily business operations other than owning subsidiaries and holding investments in operating and trading companies. GT Investment (BVI) Limited is the immediate holding company of Wing Shing Overseas Limited, Pentalpha Hong Kong Limited, Pentalpha Medical Limited, Global Rich Innovation Limited and Global Household Products Limited.

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

China

Our manufacturing facility located in Dongguan, China has a land use area of 207,300 square meters. We have the right to use such land, which we acquired from the Dongguan local government. Prior to March 31, 2006, we had obtained only four agreements for the purchase of land aggregating 175,790 square meters but subsequently obtained the formal agreement for the remaining 45,208 square meters from the local authority. As part of the agreement, we have transferred a portion of this land (13,698 square meters), which was previously used as a recreational area, to the Dongguan local government. Additionally, the acquisition of rights to use the remaining portion of land (31,510 square meters), on which we had already built dormitories for workers, was confirmed and such rights will expire on August 6, 2043.

We have obtained a land use right certificate for a substantial portion of land with an aggregate area of 131,400 square meters as well as the related property ownership certificates for our production premises. The formal grant of lease rights is required should we decide to sell this property or lease it to a third party. Although we presently have no intention to pursue either of these alternatives, the local government still has the right to demand additional transfer fees before issuance of any land use right certificates. Therefore, we decided to consummate the land transfer process by the end of 2010 and a land use right certificate for an additional 52,500 square meters was obtained in August 2010. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for a further 20 years upon payment of a fee of $23.00 per square meter, or a total of $160,000 for the whole land use right extension. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Township, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043. The application for the remaining portion of land is currently in process with the appropriate governmental agencies in China.

The manufacturing complex includes 49 buildings, of which 16 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We own all of the 49 buildings on the site and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 174,000 square meters. Currently, we have set up assembly and testing equipment for CCM’s in an approximately 4,000 square meter clean room and a SMT production area and telecommunication assembly operation in an approximately 3,300 square meter clean room and a 13,000 square meter facility, respectively.

We maintain an office in Shenzhen, which is a sales office for the electronic components and EMS businesses which are managed totally in the PRC, and for an accounting department for our PRC subsidiaries. The lease agreement commenced April 30, 2008 and will expire on April 30, 2014 and covers a total area of 672 square meters leased at a monthly rent of approximately US$11,000.

Hong Kong

In April 2006, we entered into three renewal lease agreements with Wing Shing Products Company Limited, a company owned by two of our directors and their family with a total area of 25,690 square feet of space leased for our executive offices, administrative group and warehouse at a rate of approximately $167,400 per annum. On April 18, 2008, we entered into a renewal lease agreement with Wing Shing Products Company Limited to lease the same area of 25,690 square feet at an annual rent of approximately $173,000.

We believe that our administrative office space in Hong Kong and China will be adequate for the operation of our business for the foreseeable future. We believe that with further utilization of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. The factory is currently utilized at considerably less than full capacity except at peak periods. We anticipate that any further expansion and diversification of our floor care product line or expansion of our Electronic Component or EMS businesses could increase utilization at the Dongguan facility and eventually require us to expand the infrastructure and purchase additional equipment.

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

Fiscal Year Ended March 31, 2010 Compared with Fiscal Year Ended March 31, 2009

We operate in four segments: Home Appliances, Electronic Components, EMS (new in fiscal 2010) and Others. These segments are operated and managed as separate strategic business units that offer different products. These segments are each managed separately because they manufacture and distribute products with different production processes.

Home Appliances segment

	Fiscal Years Ended March 31,
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(83.8)	(91.3)	(89.9)

Gross profit	16.2	8.7	10.1
Selling, general and administrative expenses	(10.7)	(9.1)	(7.3)

Operating income (loss)	5.5%	(0.4)%	2.8%

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

Net sales in fiscal 2010 were $53.9 million, up 6.1% from $50.8 million in fiscal 2009. Sales to our largest customer in fiscal 2010, Electrolux, increased $11.1 million to $52.9 million and sales to the TTI group declined $7.0 million. Sales of kitchen appliances in fiscal 2010 declined $0.6 million from the prior year to $0.6 million as we are no longer actively pursuing business for these products.

The increase in sales to Electrolux was primarily due to them winning a special thanksgiving promotion at a major retailer. Additionally US retailers slowly restocked their inventories as the economic environment improved modestly.

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

Sales in fiscal 2011 are expected to decrease when compared to fiscal 2010, due in part to a transition during fiscal 2011 from older to newer product models, which are not yet in production.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overheads. Gross profit in fiscal 2010 was $8.7 million or 16.2% of net sales, as compared to a gross profit of $4.4 million or 8.7% of net sales in fiscal 2009. The increase in gross margin as a percentage of net sales was primarily due to production levels increasing more than our costs, particularly labor and depreciation. In general, we incurred significant material cost increases during the year, some of which were recovered from our customers but this was also offset by our product mix improving significantly with the end of production of TTI’s OPP bagged unit. We were able to take advantage of a temporary favorable pricing in plastic in the futures market, particularly for Electrolux’s promotional order, which saved us a significant amount. Such opportunities are not often available. Clearly our ability to raise selling prices is severely limited by the availability of other OEM suppliers in China and Korea that are willing to work on lower margins or with lower quality standards than us. In fiscal 2010, our material cost as a percentage of net sales was 66.8% as compared to 74.1% in fiscal 2009. We believe that increases in raw material commodity pricing will continue to accelerate in fiscal 2011 and we will make further attempts to get price increases from our customers.

Direct labor and overhead expenses as a percentage of sales were 5.1% and 11.9% respectively in fiscal 2010. Direct labor and overhead as a percentage of sales were 4.7% and 12.5% respectively in fiscal 2009. Included in overhead of $6.4 million in fiscal 2010 was depreciation of $2.1 million and utilities of $1.8 million. Overhead in fiscal 2009 was $6.3 million including $2.3 million in depreciation charges and utilities of $1.5 million. Excluding depreciation, overhead increased approximately 7.1% in fiscal 2010 from the prior year while production increased approximately 6.1%.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to transportation of finished goods, and salaries for our marketing and technical personnel. SG&A expenses in fiscal 2010 were $5.7 million or 10.7% of our net sales, as compared to $4.6 million or 9.1% of net sales in fiscal 2009. Shipping, handling or other costs that are incurred for the sales of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2010 and 2009, shipping costs charged to selling expenses were approximately $0.9 million and $0.8 million, respectively.

Due to the pressure on margins we were experiencing in our home appliance business in prior years, we determined that our SG&A needed to be reduced. Steps were taken in fiscal 2007 to reduce the technical and marketing staff commensurate with our decision to drop our ODM program for the home appliance business. Additionally, we reduced our administrative costs by not replacing managers and executives that had left the Company and by transferring many functions to China. The increase in SG&A in 2010 primarily reflects a higher allocation of personnel costs from executives with dual business and corporate responsibilities. Our personnel costs in 2010 were $2.4 million and we expect that to remain at a similar level going forward.

The primary components of design and development expenses included in SG&A include design and prototyping costs, patent fees, testing charges, inspection fees and salaries for engineers and designers. In fiscal 2010, total product development expenses were approximately $0.3 million, as compared to $0.2 million in fiscal 2009.

Operating income (loss), net. In fiscal 2010, we generated an operating income of $3.0 million, as compared to an operating loss of $0.2 million in fiscal 2009.

Other income (expense), net. A loss on exchange of approximately $16,000 was incurred in fiscal 2010 compared to a loss of $243,000 in fiscal 2009. Sundry income of $161,000, primarily from the sale of scrap, was generated in fiscal 2010, compared to $335,000 in fiscal 2009.

Segment income (loss). In fiscal 2010, we incurred a segment income of approximately $3.1 million compared to a loss of $0.1 million in fiscal 2009.

Electronic Components segment

	Fiscal Years Ended March 31,
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(87.5)	(94.3)	(89.4)

Gross profit	12.5	5.7	10.6
Selling, general and administrative expenses	(6.9)	(7.5)	(5.5)

Operating income (loss)	5.6%	(1.8)%	5.1%

Net sales. Our net sales include sales of electronic components (primarily CCM’s) and raw materials for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable.

The CCM business which constitutes the bulk of our net sales of electronic components was established in mid fiscal 2006, and expanded rapidly until the worldwide economic slowdown impacted business in the fall of 2008 but the business has been gradually improving since than as the Chinese telecommunication market has resumed its growth. Net sales in fiscal 2010 increased 12.8% to $38.9 million from net sales of $34.5 million in fiscal 2009. Unit sales increased 10.5% and despite the increase in sales of higher pixel count CCM’s the increase only partially compensated for the continuing decline in market prices. The video graphics array (“VGA”) units that have become commodity items were 68.2% of unit sales in 2010 versus 86.1% in 2009. More importantly 5.0% of unit sales in 2010 were new products (3.0 and 5.0 megapixel CCM’s).

We anticipate that unit volume will decrease in fiscal 2011 when compared to fiscal 2010. However, the sale of higher pixel count units in fiscal 2011 and beyond will increase operating margins.

Additionally, the growth of local competition together with current weaknesses in the export markets for Chinese manufacturers, particularly in Europe, could also contribute to slower growth in fiscal 2011.

Gross profit. Gross profit in fiscal 2010 was $4.9 million or 12.5% of net sales compared to $2.0 million or 5.7% of net sales in fiscal 2009. The CCM and other electronic components businesses are increasingly competitive with the proprietary technology being maintained by the sensor and lens suppliers, thus margins reflect a commodity type business. Margins in 2010 were helped by higher margins on the higher pixel units and better inventory management matching price reductions with cost reductions as well as 16% higher production with only a 13.2% increase in labor and overhead. Margins in 2009 were also impacted by falling prices occurring before component costs decreased. Direct labor and overhead in fiscal 2010 were 3.1% and 5.7% respectively of net sales compared to 3.4% and 5.7% respectively in fiscal 2009. Overhead included depreciation of $0.3 million and $0.3 million in fiscal 2010 and 2009 respectively. Excluding depreciation, overhead increased approximately $0.2 million or 12.0% compared to a 16.2% increase in production in fiscal 2010 compared to fiscal 2009. Material cost in fiscal 2010 was 78.8% of net sales, a significant improvement from 85.3% in the prior year. Since inception material cost had fluctuated around 80% of net sales as prices and sensor costs decreased, and depending on the type of connector required and we expect to return to those levels except for proprietary items. In such a commodity type environment, volume growth remains critical to improving profitability.

Selling, general and administrative expenses. SG&A expenses in fiscal 2010 were $2.7 million or 6.9% of net sales compared to $2.6 million or 7.5% of net sales in fiscal 2009. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. We spent $0.4 million on development programs in fiscal 2010 and do not expect it to increase significantly in fiscal 2011.

Operating income, net. Operating income in fiscal 2010 was approximately $2.2 million or 5.6% of net sales compared to an operating loss of approximately $0.6 million or 1.7% in fiscal 2009.

Other income (expenses), net. Other income (expense), net in fiscal 2010 was income approximately of $744,000 compared to income of $48,000 in fiscal 2009.

Segment income (loss). Segment profit in fiscal 2010 was $2.9 million compared to a segment loss of $0.5 million in fiscal 2009.

EMS segment

EMS consists of two allied functions: SMT automated processing for printed circuited board assembly and final assembly and testing of cell phones. Both functions serve telecommunication customers in the PRC.

This business became a separate segment in fiscal 2010. EMS results in fiscal 2009, the first year of operation, were included in the others segment in fiscal 2009 since the results were not material. We have separated the results for fiscal 2009 from the others segment for purposes of comparison.

	Fiscal Years Ended March 31,
	2010	2009	2008
Net revenues	100.0%	100.0%	N/A
Operating costs	(59.5)	(117.3)	—

Gross profit (loss)	40.5	(17.3)	—
Selling, general and administrative expenses	(19.3)	(68.7)	—

Operating income (loss)	21.2%	(86.0)%	—

Net revenues. Our net revenues include fees for SMT processing and assembly of mobile phones. Revenues in fiscal 2010 were $9.0 million compared to $1.8 million in fiscal 2009 although the assembly of mobile phones did not start until the fourth quarter of 2009 and the SMT facility was under construction for most of the first half of that year.

As discussed elsewhere in this annual report, we expect to make significant capital investments in the expansion of the EMS business in order to double production capacity. Once the expansion is complete, we will have the capacity for up to $25 million in annual sales. Assuming the timely completion of the expansion, we anticipate that revenues in fiscal 2011 will increase significantly when compared to fiscal 2010, as we are unable to fulfill all customer requests at current capacity. However, an increase in sales will be partially offset by increased labor costs and expansion of dormitory space for additional personnel.

Gross profit (loss). Gross profit in fiscal 2010 was $3.6 million or 40.5% of revenues compared to a gross loss of $0.3 million during the development and initial production in fiscal 2009. Direct labor was $2.1 million and overhead excluding depreciation was $3.0 million or 22.8% and 32.8% respectively of net sales compared to $0.6 million and $1.0 million in fiscal 2009 which were 33.7% and 56.9% respectively. Depreciation in fiscal 2010 was $0.5 million compared to $0.4 million in fiscal 2009.

Selling, general & administrative expenses. SG&A expenses in fiscal 2010 were $1.7 million or 19.3% of sales and were $1.2 million or 68.7% in fiscal 2009. The primary components of SG&A are personal and travel and entertainment costs for the sales and marketing group. Included in SG&A in fiscal 2010 were development costs of $0.7 million compared to $0.1 million in 2009.

Operating income (loss), net. Operating income in fiscal 2010 was approximately $1.9 million or 21.1% of net sales compared to a loss of approximately $1.6 million or 86.0% of net sales in fiscal 2009.

Other income, net. Other income, net in fiscal 2010 and 2009 were approximately $6,000 and $109,000, respectively.

Segment income (loss). Segment profit in fiscal 2010 was approximately $1.9 million compared to segment loss of approximately $1.4 million in fiscal 2009.

Others segment

Net sales of other products in fiscal 2010 were approximately $0.2 million which were primarily from sales of home security devices. Net sales of other products in fiscal 2009, which were also primarily sales of home security devices, were approximately $0.3 million.

We incurred a gross loss of approximately of $0.2 million in fiscal 2010 which also reflected our start up costs for medical, compared to approximately $0.2 million gross loss in fiscal 2009.

The operating loss in fiscal 2010 was approximately $1.0 million, compared to approximately $1.4 million in fiscal 2009 and the segment loss in fiscal 2010 was $1.0 million, compared to $1.5 million in fiscal 2009.

Corporate

Selling, general and administrative expenses. Non allocable corporate expenses were $3.1 million in fiscal 2010 compared to $3.4 million in fiscal 2009. Expenses in fiscal 2010 included non cash stock compensation expense of approximately $14,000 compared to $42,000 in the prior year. The primary components of corporate expenses are audit fees, legal and professional fees (approximately $0.8 million in fiscal 2010 as compared to approximately $1.0 million in fiscal 2009) and the cost of senior management and administrative staff of $1.4 million compared to $1.5 million in fiscal 2009. Corporate expenses in fiscal 2010 declined primarily due to a change in allocation of senior management to operating segments and a reduction in administration personal.

Other operating income (expenses), net. Other operating income of approximately $180,000 in fiscal 2010 was incurred mainly as a result of a reversal of an accrual for loss contingencies related to pending litigation. Other operating income in fiscal 2009 of $1.7 million represents proceeds from a settlement of a lawsuit offset by additional accruals for loss contingencies.

Interest income, net, other income (expenses), net loss on dissolution of subsidiary and gain on disposal of subsidiaries. Interest expense of approximately $64,000 and $171,000 was incurred in fiscal 2010 and fiscal 2009 respectively from a reversal and an accrual for potential interest related to potential tax adjustments. Interest income from bank deposits and other short-terms investments in fiscal 2010 and fiscal 2009 was approximately $0.3 million and $0.7 million respectively. During fiscal 2010 there was a continuing decrease in interest rates on the funds invested in low risk financial instruments. In fiscal 2010, we had an average invested fund balance, which includes cash and cash equivalents, time deposits, restricted cash and available-for-sale investments, of approximately $40.6 million, with an average rate of return of 0.7% as compared to an average invested balance of approximately $33.9 million, with an average rate of return of 2.1 % in fiscal 2009. Other income (expenses), net loss on dissolution of a subsidiary and gain on disposal of subsidiaries in fiscal 2009 was approximately a loss of $850,000 whereas there were no such items in fiscal 2010. In fiscal 2010, the major components of other income (expenses), net, in corporate included foreign exchange losses of approximately $130,000, loss from the disposal of fixed assets of $292,000 and other sundry income of $2,000. In fiscal 2009 other income (expenses) included foreign exchange losses (non cash) on dissolution of a subsidiary of approximately $1.0 million and accruals for potential penalties in relation to uncertain tax positions in compliance with FIN 48 of approximately $105,000 (See Note 18—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of Other income (expenses), net).

Income tax. Our financial statements include a provision for profits tax of approximately $0.4 million in fiscal 2010 primarily for CIT profit tax in the PRC and of $0.4 million in fiscal 2009. The significant provision in fiscal 2009 when we had an operating loss was due to an evaluation of uncertain tax positions relating to transfer pricing in accordance with FIN 48 at certain of our subsidiaries. Since taxes are assessed at the individual subsidiary level, losses can only be carried forward or back at each subsidiary.

We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the standard tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% for both fiscal 2010 and 2009, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China were entitled to a tax concession period (“Tax Holiday”), whereby they are exempted from Corporate Income Tax (“CIT”) for their first two profit-making years and are entitled to a 50% tax reduction for the succeeding three years. Since January 1, 2004, Dongguan Wing Shing had been subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility for home appliances and common charges that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries and transfer pricing has to be within acceptable norms. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which was also entitled to a Tax Holiday. Dongguan Lite Array started its first profitable year under the Tax Holiday for the calendar year ended December 31, 2007. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a new PRC CIT Law was approved and became effective on January 1, 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of income tax rates for domestic-invested and foreign-invested enterprises at 25%. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We also established a subsidiary in Macau, China where we conducted sales, marketing, administration and other activities but it was dissolved effective July 2008. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department “HKIRD” has challenged the tax position taken by the Company and we may be subject to additional profits tax in Hong Kong. One of the Company’s wholly-owned subsidiaries is currently under examination by the HKIRD. The final outcome of this tax audit is not determinable at this time.

Net income (loss). Net income for the group for fiscal 2010 was $3.5 million, or $1.14 per share, as compared to a net loss of $5.8 million, or $1.91 per share for fiscal 2009.

Fiscal Year Ended March 31, 2009 Compared with Fiscal Year Ended March 31, 2008

In fiscal 2009 and 2008 we operated in three segments: Home Appliances, Electronic Components and Others. These segments are each managed separately because they manufacture and distribute products with different production processes.

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

The decrease in sales to Electrolux was primarily due to lower volumes as US retailers reduced their inventories in light of the deteriorating economic environment.

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

Direct labor and overhead expenses as a percentage of sales were 4.7% and 12.5% respectively in fiscal 2009. Direct labor and overhead as a percentage of sales were 4.3% and 11.2% respectively in fiscal 2008. Included in overhead of $6.3 million in fiscal 2009 was depreciation of $2.3 million and utilities of $1.9 million. Overhead in fiscal 2008 was $7.3 million including $2.2 million in depreciation charges and utilities of $2.4 million. Excluding depreciation, overhead decreased approximately 21.1% in fiscal 2009 from the prior year while production declined approximately 22%.

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

Other income (expense), net. A loss on exchange of $243,000 occurred in fiscal 2009 compared to a gain of $19,000 in fiscal 2008. Other income (primarily sales of scrap, rental and management fee income) of $335,000 was generated in fiscal 2009, compared to $196,000 in fiscal 2008.

Segment income (loss). In fiscal 2009, we incurred a segment loss of approximately $0.1 million compared to a gain of $2 million in fiscal 2008.

Electronic Components segment

	Fiscal Years Ended March 31,
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(94.3)	(89.4)	(90.6)

Gross profit	5.7	10.6	9.4
Selling, general and administrative expenses	(7.5)	(5.5)	(8.5)

Operating income (loss)	(1.8)%	5.1%	0.9%

Net sales. Our net sales include sales of electronic components (primarily CCM’s) and tooling income for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable.

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

Gross profit. Gross profit in fiscal 2009 was $2.0 million or 5.7% of net sales compared to $4.1 million or 10.6% in fiscal 2008. The CCM and other electronic components businesses are increasingly competitive with the proprietary technology being maintained by the sensor and lens suppliers, thus margins reflect a commodity type business. Margins were also impacted by falling prices occurring before component costs decreased. Direct labor and overhead in fiscal 2009 were 3.4% and 5.6% respectively of net sales compared to 3.2% and 5.5% respectively in fiscal 2008. Overhead included depreciation of $0.3 and $0.2 million in fiscal 2009 and 2008 respectively. Excluding depreciation overhead declined $0.3 million or 16.2% compared to a 12% reduction in production in fiscal 2009 compared to fiscal 2008. Material cost in fiscal 2009 was 85.3% of net sales, a significant increase from 80.7% in the prior year due to prices declining faster than the inventory cost of components. Since inception material cost had fluctuated around 80.0% of net sales as prices and sensor costs decreased, and depending on the type of connector required and we expect to return to that level. In such a commodity type environment, volume growth is critical to improving profitability.

Selling, general and administrative expenses. SG&A expenses in fiscal 2009 were $2.6 million or 7.5% of net sales compared to $2.1 million or 5.5% of net sales in fiscal 2008. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. We spent $0.3 million on development programs in fiscal 2009 and do not expect it to increase significantly in fiscal 2010.

Operating income (loss), net. Operating loss in fiscal 2009 was approximately $0.6 million or 1.7% of net sales compared to an operating income of approximately $2.0 million or 5.1% in fiscal 2009.

Other income (expenses), net. Other income (expense), net in fiscal 2009 was $48,000 compared to $126,000 in fiscal 2008.

Segment income (loss). Segment loss in fiscal 2009 was $547,000 compared to a segment profit of $2.1 million in fiscal 2008.

Others segment

Net sales of other products in fiscal 2009 were $2.1 million or 2.4% of consolidated net sales which were primarily from sales of home security products and service income from SMT processing and assembly of cellular phones. Net sales of other products in fiscal 2008, which were primarily sales of home security products, were approximately $1.2 million or 1.1% of consolidated net sales.

We incurred a gross loss of approximately of $489,000 in fiscal 2009 which reflected our start up costs in telecommunication manufacturing services, compared to a $134,000 gross loss in fiscal 2008.

SG&A expense in fiscal 2009 was $2.5 million up from $1.2 million in the prior year as the expansion of the newly set up EMS business and a new product group for medical products was established near the end of the fiscal year. The telecommunication services group SG&A in fiscal 2009 was $1.2 million compared to minimal expenses in fiscal 2008. The remaining SG&A is for our marketing and development group for new product categories and technology including home security products. Included in SG&A in fiscal 2009 and 2008 was around $0.2 million and $0.3 million respectively in development expenses.

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

Interest income, net, other income (expenses), net loss on dissolution of subsidiary, gain on disposal of subsidiaries and share of losses in jointly-controlled entities. Minimal interest expense was incurred in fiscal 2009 and fiscal 2008 from utilizing our short term bank credit facilities. Interest expense in fiscal 2009 represents an accrual for potential interest related to potential tax adjustments. Interest income from bank deposits and other short-terms investments in fiscal 2009 and fiscal 2008 was approximately $0.7 million and $1.6 million respectively. During fiscal 2009 there was a continuing decrease in interest rates on the funds invested in low risk financial instruments. In fiscal 2009, we had an average invested fund balance, which includes cash and cash equivalents, time deposits, restricted cash and available-for-sale investments, of approximately $33.9 million, with an average rate of return of 2.1 % as compared to an average invested balance of approximately $38.2 million, with an average rate of return of 4.2% in fiscal 2008. Interest income, net, in fiscal 2009 represents interest income of approximately $706,000 from banking institutions net of an approximately $171,000 accrual for interest on potential tax adjustments in accordance with FIN 48. Other income (expenses), net loss on dissolution of a subsidiary and gain on disposal of subsidiaries in fiscal 2009 was approximately a loss of $850,000, compared to a loss of $2.3 million in fiscal 2008. In fiscal 2009, the major components of the other income (expenses), net, in corporate included foreign exchange gains of approximately $169,000, foreign exchange losses (non cash) on dissolution of subsidiary of approximately $1.03 million, and accruals for potential penalties in relation to uncertain tax positions in compliance with FIN 48 of approximately $105,000. In fiscal 2008, the Company recorded foreign exchange losses of $1.2 million and accruals for potential penalties in relation to uncertain tax positions in accordance with FIN 48 of $1.0 million. (See Note 18 - Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of other income (expenses), net).

Our loss in LAH and its subsidiaries, which are jointly-controlled entities of the Company, in fiscal 2008 represents our 30% share of the development costs of the Litewell OLED venture. (See Note 14—Interests in Jointly-Controlled Entities of Notes to Consolidated Financial Statements). LAH and its subsidiaries’ fiscal year end is December 31, which is different from our fiscal year end and such date was used for purposes of preparing our consolidated financial statements. LAH was formed on April 3, 2006, as a result, the loss picked up by us represents only nine months of the operating results of LAH for fiscal 2007 and a full year for fiscal 2008 and nil for fiscal 2009. We have discontinued the recognition of its share of losses of the jointly-controlled entities because the share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities.

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

We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the standard tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% and 17.5% for fiscal 2009 and 2008 respectively, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China were entitled to a tax concession period (“Tax Holiday”), whereby they are exempted from Corporate Income Tax (“CIT”) for their first two profit-making years and are entitled to a 50% tax reduction for the succeeding three years. Since January 1, 2004, Dongguan Wing Shing had been subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries and transfer pricing has to be within acceptable norms. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which was also entitled to a Tax Holiday. Dongguan Lite Array has started its first profitable year under the Tax Holiday for the calendar year ended December 31, 2007. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a new PRC CIT Law was approved and became effective on January 1, 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of income tax rates for domestic-invested and foreign-invested enterprises at 25%. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We also established a subsidiary in Macau, China where we conducted sales, marketing, administration and other activities but it has now been dissolved effective July 2008. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department has challenged the tax position taken by the Company and we may be subject to additional profits tax in Hong Kong. One of the Company’s wholly-owned subsidiaries is currently under examination by the Hong Kong Inland Revenue Department (“HKIRD”). The final outcome of this tax audit is not determinable at this time.

Net loss. Net loss for fiscal 2009 was $5.8 million, or $1.91 per share, as compared to a net loss of $4.4 million, or $1.45 (adjusted to reflect the reverse stock split) per share for fiscal 2008.

B.	Liquidity and Capital Resources.

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2010, our net cash provided by operating activities was approximately $5.0 million as compared to approximately $7.5 million in fiscal 2009. Despite a net income of $3.5 million in fiscal 2010 compared to a net loss of $5.8 million in fiscal 2009, our receivables in fiscal 2010 rose $4.8 million, our inventory rose $0.9 million and our other operating assets and liabilities declined $3.3 million compared to a reduction in receivables, inventories and other operating assets and liabilities in fiscal 2009 of $3.9 million, $4.3 million and $0.4 million, respectively. The increase in Working capital in fiscal 2010 of $5.5 million was due primarily to our $14.5 million increase in net sales.

Working capital as of March 31, 2010 was $51.9 million compared to $46.4 million as of March 31, 2009. Cash and cash equivalents, time deposits, restricted cash and short-term investments increased $9.1 million (of which $6.1 million resulted from the redemption of convertible note), inventories increased $0.9 million and accounts and bills receivable increased $4.8 million from the prior year. All of our cash and related short term deposits and investments are in very short term safe securities.

Accounts and bills receivable were $23.2 million at the end of fiscal 2010, compared to $18.4 million at the end of fiscal 2009. Receivables at March 31, 2010 represented 83 days of sales compared to 77 days of sales at March 31, 2009, primarily due to the credit terms extended to our customers. Accounts and bills receivable for electronic components and EMS businesses represented 132 days and 155 days of sales in fiscal 2010 compared to 36 days sales for home appliances. Sales to Electrolux represented 51.9% of sales in fiscal 2010. This major floor care customer enjoys 60 days credit terms and will continue to maintain such terms for the foreseeable future. More importantly our large CCM customers in China are also granted credit terms and as is customary in the PRC, the bills they issue typically mature after 90 days, therefore we expect our receivables to continue increasing in fiscal 2011 as sales increase.

Our aggregate capital expenditures including payments for land use rights during fiscal 2010 and 2009 were $2.0 million and $2.8 million, respectively. Capital expenditures in fiscal 2010 primarily included expansion of existing clean room space and purchase of equipment and machinery, most of which was devoted to our EMS programs. Our capital commitments as of March 31, 2010 and 2009 were approximately $52,919 and $18,524 respectively for the purchase of equipment.

Our revolving credit facilities are with Standard Chartered Bank and China Construction Bank with an aggregate facilities limit of approximately $3.2 million and $4.4 million respectively as of March 31, 2010. The banking facilities provided by Standard Chartered Bank bear interest at floating commercial bank lending rates in Hong Kong. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements but as of March 31, 2010, banking facilities of RMB10,257,371 (equivalent to US$1,503,595) was utilized. (See Note 16—Loan Payable and Banking Facilities of Notes to Consolidated Financial Statements.)

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

Inflation. For the last five years inflation in Hong Kong has ranged from (1.6%) to 6.3% (approximately 0.5% during 2009 and 2.1% for the first four months of 2010). Currently inflation in Hong Kong has little effect on our operations as much of the costs are fixed and no wage increases have been given to senior management or executives.

Along with the appreciation of the Renminbi, inflation in China has recently affected the Company significantly. Electricity and labor rates had been increasing more than 60% per annum until the economic slowdown and along with the Renminbi appreciation, our labor costs have increased 40% and power costs have increased 20% in fiscal 2010 in US dollars terms. Additionally worldwide commodity prices particularly for plastics, steel and packaging have significantly increased our cost of manufacturing home appliances.

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

•

Valuation of long-lived assets. The Company evaluates long-lived assets, such as property, plant and equipment or asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will have impact on the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which is now codified as FASB ASC 360 “Property, Plant and Equipment”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their recoverable amount. During the fiscal years ended March 31, 2010, 2009 and 2008, impairment losses of $4,786, $200,407 and nil, respectively related to property, plant and equipment were recognized in the consolidated statements of operations.

•

Warranty cost. The Company estimates the warranty cost for defective products based on various factors including the likelihood of defects, an evaluation of our quality controls over the manufacturing processes, technical analysis, industry information on comparable companies and our history. Based on the above criteria, the Company has accrued for warranty costs of $180,151, $191,459 and $235,315 as of March 31, 2010, 2009 and 2008, respectively. The basis and the amount of the warranty accrual are reviewed and adjusted to reflect actual experience.

•

Deferred tax valuation allowance. The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes” which is now codified as FASB ASC 740 “Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For financial reporting purposes, the Company established valuation allowances by tax jurisdiction for deferred tax assets which management believes it is more likely than not that the deferred tax assets will not be realized in the foreseeable future. As of March 31, 2010 and 2009, the Company had tax losses carried forward of $22,881,086 and $22,906,477, respectively which included tax losses of $4,250,086 and $4,238,322 respectively that are available indefinitely for offsetting future taxable income of companies in which these losses arose. Tax losses of $18,631,000 and $18,668,155 as at March 31, 2010 and 2009, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities based on the technical merits of the tax positions taken and probable outcome of a tax assessment. Based on an evaluation of these uncertain tax positions, we have to estimate the potential income tax expense and any related penalties and interest. This has resulted in significant income tax expense being accrued in previous loss years since not all subsidiaries are in a loss position for tax purposes and there is no off setting allowed between subsidiaries in the PRC and Hong Kong.

•

Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overheads. For the fiscal years ended March 31, 2010 and 2009, write-downs of inventories to fair market value of $398,474 and $688,020, respectively, were recognized in the consolidated statements of operations.

•

Allowance for doubtful accounts. The Company maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against the allowance for doubtful accounts.

•

Contingencies. The Company accounts for various uncertain events, or contingencies in accordance with SFAS No. 5 “Accounting for Contingencies” which is now codified as FASB ASC 450 “Contingencies”. Under SFAS No. 5, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated. Management judgment is required in deciding the amount and timing of any accrual for a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, the Company assesses the likelihood of any adverse judgment or outcomes in any litigation, as well as potential ranges of probable losses. However, the actual results may differ from such estimates and the difference may be material.

Recent issues in accounting standards

(i)	In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures, Measuring Liabilities at Fair Value” (“ASU 2009-05”) which is now codified as FASB ASC 820 “Fair Value Measurements and Disclosures”. ASU 2009-05 provides amendments to FASB ASC 820-10, “Fair Value Measurements and Disclosures—Overall” (“FASB ASC 820-10”), for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using a valuation technique that uses a quoted price of the identical liability when traded as an asset, a quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. This ASU is effective for the first period (including interim periods) beginning after issuance. The Company does not expect the adoption of ASC 2009-05 will have a material impact on the Company’s financial position, results of operations and cash flows.

(ii)	In April 2010, the FASB issued ASU No. 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades which is now codified as FASB ASC 718 “Compensation—Stock Compensation”. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The update is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASC 2010-13 will have a material impact on the Company’s financial position, results of operations and cash flows.

C.	Research and development, patents and licenses, etc.

We spent approximately $1.6 million, $0.7 million and $1.1 million, respectively, on product design and development in each of fiscal 2010, 2009 and 2008. The expense was primarily attributable to the salaries and wages for the technical staff and prototyping and the cost of samples. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview.”

D.	Trend information.

See “Item 5.—“Management’s Discussion and Analysis of Financial Condition and Results of Operation” for discussion of the most significant recent trends in our business since the last fiscal year.

E.	Off-balance sheet arrangements.

The Company has no off-balance-sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that have, or are reasonably likely to have, a material effect on the Company’s financial condition, revenue and expenses, results of operations, liquidity, capital expenditures and capital resources.

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2010:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Capital Commitments (1)	52,919	52,919	—	—	—
Operating Lease Commitments (2)	11,856,102	1,008,261	936,322	822,507	9,089,012

Total Contractual Obligations	11,909,021	1,061,180	936,322	822,507	9,089,012

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2043.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2010 are set forth below:

Name	Age	Position
Kwong Ho Sham	77	Chairman of the Board of Directors
John C.K. Sham (1)	47	President, Chief Executive Officer and Director
Brian Yuen (1)(2)	54	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui (2)(3)	52	Director
Ken Ying-Keung Wong (3)	61	Director
Barry J. Buttifant (3)	65	Director
Kin Shek Leung	46	Acting Chief Financial Officer
Ryan L. Long	31	Vice President and General Counsel, Lite Array Inc.

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

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

Patrick Po-On Hui has served as a director of Global-Tech since March 2000. Mr. Hui is a practicing attorney who since June 2010 became a consultant at Messrs. Iu, Lai & Li. From June 1988 to 2008, he was a consultant to, and then appointed a partner of Robin Bridge & John Liu in 2008, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

Ken Ying-Keung Wong has served as a director of Global-Tech since June 2001. Dr. Wong is a medical doctor who, since 1995, has maintained a medical practice in Hong Kong. Dr. Wong previously practiced family medicine in Canada from 1977 to 1995.

Barry John Buttifant has served as a director of Global-Tech since November 2003. In July 2010, Mr. Buttifant rejoined IDT International Limited as a Chief Executive Officer of the Group. From October 2009 to March 2010, Mr. Buttifant was a director—corporate finance of Mission Hills Group (“MHG”) and prior to this appointment, he was the consultant to the Group since December 2008. Prior to joining MHG, Mr, Buttifant served as a principal of KLC Kennic Lui & Company, a professional accounting firm, and managing director of KLC Transactions Limited. Prior to joining KLC, Mr. Buttifant was the executive director—finance of MHG from February 2008 till November 2008. From December 2004 to December 2007, Mr. Buttifant was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of Hsin Chong Construction Group (“HCCG”) (which was acquired by MHG in November 2007) and Synergis Holdings Ltd (“Synergis”) (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both public companies. Mr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) from 2001 to 2002 and was the Advisor to the board of directors of Wo Kee Hong from November 2002 to April 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. He has over 35 years of experience in corporate and financial management. Currently Mr. Buttifant is an independent non-executive director of Giordano International Limited, Daiwa Associates Holdings Limited; a non-executive director of HCCG and Synergis and an executive director of IDT International Ltd, all of which are publicly listed companies in Hong Kong. Mr. Buttifant also serves as a non-executive director of China Nepstar Chain Drugstore Limited, a NYSE listed public company. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

Kin Shek Leung has been our Group Accounting Manager with overall responsibility for the group accounting and finance functions since August 1994. In January 2002, he was appointed to the role of acting Chief Financial Officer.

Ryan L. Long joined us in December 2009 as Vice President and General Counsel of our subsidiary, Lite Array, Inc. Prior to joining us, Mr. Long was an Associate with the law firms of Calfee, Halter & Griswold LLP from 2007 to 2009 and Kohrman Jackson & Krantz PLL from 2005 to 2007.

No family relationship exists among any of our directors and senior management, except for the following:

•	Kwong Ho Sham and John Sham are father and son.

No arrangement or understanding exists between any director or member of senior management and any other person pursuant to which any director or member of senior management was elected to such a position with us.

B.	Compensation.

The aggregate direct remuneration paid to all directors and senior management as a group (8 persons) during fiscal 2010 was approximately $1.5 million (including a housing allowance for two directors). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.	Board practices.

Our articles of association provide for a board of directors of not less than five or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified. Currently, there are six directors of which three are independent directors, serving on the board of the Company. See Item 6A—“Directors and senior management” for the service time of our directors.

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

BDO was appointed as our independent auditor for the fiscal year ended March 31, 2010, replacing Ernst & Young, who served as the Company’s previous independent auditor.

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2010, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Brian Yuen is not considered to be independent since he is also a member of management of the Company.

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

At March 31, 2010, 2009 and 2008, we employed 3,420, 2,718 and 3,482 persons, respectively, on a full-time basis. Of our employees at March 31, 2010, 42 were located in Hong Kong and, 3,378 in China. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	2,607
Production management	22
Finance and administration	213
Receiving and warehousing	99
Quality control	245
Production engineering	65
Product design and development	111
Sales and marketing	49
Human resources	9

3,420

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2010, we employed a maximum of approximately 3,393 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

The following table sets forth information regarding the share ownership in Global-Tech as of July 31, 2010 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	688,797	22.7%
Kwong Ho Sham(3)	688,797	22.7
John C.K. Sham(4)	1,013,624	33.4
Brian Yuen(5)	99,303	3.3
Barry J. Buttifant(6)	11,250	*
Patrick Po-On Hui(6)	3,250	*
Ken Ying-Keung Wong(6)	4,250	*
Kin Shek Leung(6)	1,867	*
Ryan Long (6)	—	*
All officers and directors as a group (8 persons)(7)	1,133,544	37.3

*	Less than 1%
#	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after July 31, 2010, but no exercise of options covering our common shares held by any other person.
(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)	Based on a schedule 13G/A filed with the SEC on March 22, 2007, Wing Shing Holdings Company Limited owned 1,888,797 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 44.0% by Kwong Ho Sham and 56.0% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(3)	Includes 688,797 shares owned by Wing Shing Holdings Company Limited.
(4)	Includes 688,797 shares owned by Wing Shing Holdings Company Limited and 181,250 common shares issuable to John C.K. Sham within 60 days after July 31, 2010 upon exercise of options granted under our 1997 and 2005 stock option plans. Excludes 900,000 shares owned by the wife, mother and daughter of Mr. Sham who disclaims any beneficial ownership in such shares.
(5)	Includes 86,251 common shares issuable to Brian Yuen within 60 days after July 31, 2010 upon exercise of options granted under our 1997 and 2005 stock option plans. Excludes 1,975 shares owned by the wife and son of Mr. Yuen who disclaims any beneficial ownership in such shares.
(6)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong, Kin Shek Leung, and Ryan L. Long own less than 1% of the issued and outstanding common shares as of July 31, 2010.
(7)	Includes 688,797 common shares owned by Wing Shing Holdings Company and 286,868 common shares beneficially owned by or issuable to various officers and directors within 60 days after July 31, 2010 upon exercise of options granted under our 1997 and 2005 stock option plans.

Our directors and senior management do not have different voting rights.

1997 stock option plan. Our 1997 stock option plan was adopted by our Board of Directors in September 1997. The plan provides for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees; and

•	options not intended to qualify as ISOs to employees and consultants.

The plan is administered by the Board of Directors, or a committee of directors appointed by the Board, which determines:

•	the terms of the options, including the exercise price;

•	the number of common shares subject to the option; and

•	the terms and conditions of exercise.

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

During fiscal 2008, 625 options were exercised with an exercise price of $15.60. An aggregate of 4,737 shares with exercise prices, ranging from $15.60 to $30.56 were forfeited upon the resignation of the relevant participants, and 8,175 shares with an exercise price of $25.00 expired.

During fiscal 2009, an aggregate of 9,324 options with exercise prices ranging from $13.20 to $30.56 per share were forfeited upon resignation of the relevant participants, 56,930 options with an exercise price of $25.00 per share expired.

During fiscal 2010, an aggregate of 18,830 options with exercise prices between $20.00 and $25.00 expired including 17,055 options granted to Directors.

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

The total number of common shares available for options under the plan is 450,000 shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	On March 31, 2007, 66,500 options were granted to four directors, 8,750 to a consultant and 750 to employees all at an exercise price of $13.20; and

•	During fiscal 2008, 250 options with an exercise price of $13.20 were forfeited upon the resignation of the participant.

•	During fiscal 2009 and 2010 no options were granted and none were forfeited.

1999 employee stock purchase plan. Our 1999 employee stock purchase plan was adopted by our Board of Directors in January 1999. The plan was approved by our stockholders at our annual meeting of stockholders in March 1999. The total number of common shares which may be granted under the plan is 45,000 common shares. Stock grants may be awarded under the plan to our employees, including officers and directors, and our non-employee directors and consultants in consideration for their service to us. As of March 31, 2009, we have granted, in the aggregate, net of forfeiture, 15,938 common shares under the plan, of which 13,688 were vested up to March 31, 2009, and a further 750 vested in fiscal 2010.

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

Share compensation. Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123 (R)”) which is now codified as FASB ASC 718 “Compensation-Stock Compensation” and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, stock compensation cost is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option pricing model. The compensation cost is amortized over the vesting period of the options using the straight-line method provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. Prior to the adoption of SFAS No. 123 (R), we applied the intrinsic-value basis prescribed in Accounting Principles Board (“APB”) opinion No, 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options.

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

As of March 31, 2010 and 2009, there was an unrecognized share-based compensation cost of $3,938 and $5,907, respectively, relating to options granted under our 1997 and 2005 stock option plans and stocks granted under our 1999 stock purchase plan. The unrecognized compensation cost for options granted and stock granted are expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

We also granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expense over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions. (all numbers reflect reverse stock split)

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of July 31, 2010 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Wing Shing Holdings Company Limited(1)	688,797	22.7%
Shun Chi Hui	300,000	9.9%
Estee M Y Sham	300,000	9.9%
Meng Chen Tsai	300,000	9.9%
Jianzhe Xu	300,000	9.9%
Porter Orlin LLC(2)	161,325	5.3%

(1)	Based on a schedule 13G/A filed with the SEC on March 22, 2007, Wing Shing Holdings Company Limited owned 1,888,797 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited is held 44.0% by Kwong Ho Sham and 56.0% by John Sham. Voting control of Wing Shing Holdings Company Limited is held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. Each of Kwong Ho Sham and John Sham disclaim any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(2)	Based on Form 13F-HR filed with the SEC on February 15, 2007, Porter Orlin LLC reported Sole Voting authority over 161,325 common shares. These numbers have been adjusted to reflect the 4:1 reverse stock split.

Our major shareholders have the same voting rights as all holders of our common shares.

As of July 31, 2010, approximately 33.6%, of our outstanding common shares were held in the United States by 4 holders registered on the books of our transfer agent.

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

Lease and Car Rental Agreements with Related Companies:

•

On April, 2008, we entered into renewal lease agreements with Wing Shing Products Company Limited, a company owned by the Sham family, for offices and warehouses with a total area of 25,690 square feet occupied by our executive officers, administrative group and warehouse staff at a rate totaling approximately $173,000 per annum.

•

On December 1, 2004, we entered into an amendment of a lease agreement with Kenmore Assets Limited, a company owned by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,100. The rent is at fair market for such a property, which is used to accommodate business visitors from overseas.

•

We rent a company car from Wing Shing Products Company Limited, a company owned by the Sham family. Monthly rental for the vehicle is approximately $4,600, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicles.

Rental income and management fee income:

•	Rental income of $6,393 and $50,812 was earned from a jointly-controlled entity for the fiscal years ended March 31, 2010 and 2009. The rentals were charged on mutually agreed terms.

•

Management fee income of $9,313 and $106,677 was earned for the fiscal years ended March 31, 2010 and 2009, from a jointly-controlled entity. The management fees were charged with reference to the actual costs incurred.

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

Our consolidated financial statements for fiscal 2010, 2009 and 2008 have been prepared in accordance with U.S. GAAP and audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States). A consolidated balance sheet is presented for each of fiscal 2010 and 2009 along with a consolidated statement of operations, statement of cash flows and statement of changes in shareholders’ equity which are presented for each of fiscal 2010, 2009 and 2008. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitute approximately 52.5% of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 25(b) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

Legal Proceedings

Except as set forth below, Global-Tech and its subsidiaries are not a party in any material litigation or arbitration, and know of no material litigation, arbitration or claim threatened against them or their properties.

SEB v. Sunbeam v. Pentalpha Enterprises

On March 10, 1998, SEB, S.A. filed a patent infringement suit against Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) in the U.S. District Court for the District of New Jersey. SEB later amended its complaint to add Global-Tech and one of its subsidiaries, Pentalpha Enterprises Limited, (now named Pentalpha Medical Limited (“Pentalpha”)), as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB concerning a deep fryer model. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against Global-Tech and Pentalpha for breach of an alleged obligation to indemnify Sunbeam from SEB’s patent infringement claims. Global-Tech and Pentalpha moved to dismiss the complaint of SEB for lack of personal jurisdiction. By order dated July 16, 1999, the District Court granted the motion and dismissed the complaint against Global-Tech and Pentalpha. Sunbeam then paid SEB $2.0 million to settle its claim. Sunbeam’s third-party complaint against Global-Tech and Pentalpha remained.

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

After a number of appeals and calculations of pre and post judgment interest, both parties and the Court confirmed the final judgment and Sunbeam agreed to make payment.

Sunbeam wire transferred to the escrow account of Cooper & Dunham, the attorneys for SEB, a total of $5.7 million. Cooper & Dunham acknowledged receipt of that money and agreed to hold it in an escrow account titled “Cooper & Dunham as escrow agent pursuant to Court order” pursuant to the September 7, 2005 order in the action SEB S.A., v. Montgomery Ward pending in the United States District Court for the Southern District of New York. Sunbeam’s payment of the funds into escrow eliminated its obligation to pay post-judgment interest on the amount that it paid into escrow. In fiscal 2009, the Court released approximately $800,000 from the escrow account to the Company and the remaining escrow balance is approximately $5.1 million as of March 31, 2010.

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

SEB moved for an order “attaching the judgment” in favor of the Company in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties resolved the motion by consenting to an order that required the Company, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. On August 19, 2005, the Company notified SEB that it anticipated taking action to enforce the judgment against Sunbeam from the District of Florida. On August 24, 2005, SEB served a renewed motion to attach the entire proceeds of the judgment. The district court attached the entire judgment by order dated September 7, 2005.

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

Both sides made post-trial motions. The Company and Pentalpha moved for judgment as a matter of law on a wide range of issues and for a new trial. SEB moved to enhance damages with the addition of treble damages, prejudgment interest and attorneys’ fees. The motions have been fully briefed. The district court heard oral arguments on April 11, 2007, and June 21, 2007.

In a memorandum opinion and decision dated October 9, 2007, the district court denied all of the post-trial motions of the Company and Pentalpha, except that the court reduced the amount of the jury verdict by $2 million based upon SEB’s receipt of that amount from Sunbeam. The district court also granted SEB’s motion for enhanced damages of $2.65 million, awarded SEB its attorneys’ fees of $0.9 million, and prejudgment interest at the prime interest rate amounting to $1.8 million.

On October 2, 2008, the district court granted the motion of the Company and Pentalpha to vacate the award of enhanced damages and entered an amended judgment in favor of SEB for $4.9 million.

The Company and Pentalpha thereafter sought to amend the order of attachment to release amounts beyond those necessary to provide security pending appeal. By order dated November 25, 2008, the district court granted that motion and released all amounts in excess of $5.16 million and the attorneys for SEB released $0.8 million of the amount in escrow to Pentalpha.

Both Pentalpha and SEB appealed the decisions of the district court on a number of issues.

The Court of Appeals heard oral argument on October 6, 2009 and rendered a decision on February 5, 2010 affirming the judgment of the district court. Pentalpha petitioned for reargument en banc, which the Federal Circuit denied on March 25, 2010.

Pentalpha filed a petition for a writ of certiorari to the Supreme Court of the United States on July 23, 2010. The petition is on the Supreme Court’s docket for September 27, 2010.

After the Mandate of the Court of Appeals, SEB requested the district court modify the order of attachment to allow SEB to satisfy the outstanding judgment from the escrow funds that its counsel is holding from the order of attachment. As of April 30, 2010, the escrow fund held $5,090,763.

The district court heard oral argument on May 19, 2010 on Pentalpha’s Rule 60(b) motion and on SEB’s application to modify the order of attachment to allow disbursement of the funds in the escrow account to satisfy its judgment. On August 4, 2010, the district court issued an order authorizing the attorneys for SEB to use the funds in the escrow account to satisfy the judgment, including pre-judgment interest, and pay certain expenses associated with it. If a balance remains, SEB’s attorneys have been ordered to pay the balance to Pentalpha, after withholding income tax. In the event a deficit remains, Pentalpha will be required to pay the balance of the judgment.

We have accrued for a loss contingency in respect of this litigation in our consolidated balance sheet as of March 31, 2010 in an amount of $5.1 million.

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

On May 1, 2009, defendants removed the action to the United States District Court for the Southern District of New York. On May 21, 2009, the Company filed a motion to remand the action to state court on the grounds that the federal court lacks subject matter jurisdiction. On June 29, 2009, defendants filed a motion to dismiss.

On January 26, 2010, the federal court granted the Company’s motion to remand, and accordingly denied defendant’s motion to dismiss.

On March 29, 2010, defendants filed a motion in state court to dismiss the complaint, and for sanctions against the Company. On June 1, 2010, the Company filed various papers in opposition to defendants’ motion to dismiss. The court has heard oral argument, but has not yet ruled on the defendants’ motion to dismiss.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Ltd. claiming infringement of U.S. Patent No. Des. 348,585.

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

On May 30, 2008, Wing Shing Products and Simatelex entered into an agreement to settle this action. Pursuant to that settlement agreement, Simatelex agreed (i) to pay Wing Shing Products $1.8 million, (ii) to consent to the entry of a final judgment and permanent injunction restraining further infringements of the design patent and admitting that the design patent is valid and that the AD Series products Simatelex sold infringed it, (iii) to dismiss with prejudice the counterclaim and affirmative defenses concerning the validity and enforceability of the design patent in the action Wing Shing Products v. Simatelex, and (iv) to an exchange of releases. Since the execution of that settlement agreement, Simatelex paid Wing Shing Products the $1.8 million in June 2008. The Court has entered the final judgment and permanent injunction. Wing Shing Products recognized such $1.8 million in the consolidated statement of operations in the fiscal year ended March 31, 2009.

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

The Court, in an order filed on September 18, 2008, denied defendants’ motions without prejudice to renewal after the Court of Appeals decided a case which may affect its decision. After the Court of Appeals rendered a decision in that case, the defendants re-filed their motions for summary judgment. On September 30, 2009, the district court held as a matter of law that Sunbeam’s accused coffeemakers did not infringe the Design Patent as a matter of law.

Wing Shing filed its notice of appeal on October 13, 2009. Wing Shing filed its brief on appeal on December 22, 2009. Sunbeam filed its brief on February 1, 2010. The Court of Appeals heard oral argument on May 3, 2010.

On May 5, 2010, the Court of Appeals affirmed the judgment of the district court. This concluded the matter.

Unasserted Claims and Assessments

Eastman Kodak/Lite Array OLED License Agreement Dispute

By an agreement dated as of July 13, 2000 and a restatement and amendment to that agreement dated as of August 31, 2005, our subsidiary, Lite Array, Inc., entered into an OLED licensing agreement with Eastman Kodak Company (“Kodak”). In essence, those agreements licensed our subsidiary to use certain intellectual property rights of Kodak in exchange for the promise of Lite Array to, among other things, pay certain royalties to Kodak. By letter dated September 20, 2005, Kodak served notice that it terminated the license agreement based upon the failure of Lite Array to pay certain minimum royalties, subject to the right of Lite Array to cure the claimed default within 60 days. By letter dated November 14, 2005, Lite Array notified Kodak that it had rescinded the license agreement based upon misrepresentations that Kodak made to induce Lite Array to enter into the license agreement and demanded the return of $3.85 million Lite Array has paid to Kodak under the license agreement. The outcome of any litigation seeking the return of that $3.85 million would be uncertain. The Company cannot eliminate the possibility that Kodak may claim that the $0.5 million minimum royalty remains due, but the company would aggressively dispute this should it occur. Additionally, because Kodak has terminated the License Agreement, the Company has no obligation to pay ongoing license fees. Neither party has filed any legal action with respect to this dispute.

Any adverse decision that may result above what we have accrued in any of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition.

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2010, 2009 and 2008 were provisions for legal fees of approximately $67,600, $113,500 and $128,400, respectively in relation to certain of the above cases. Unless noted above, we have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

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

	Pre-split		Adjustment to reflect 4-for-1 reverse stock split
	High	Low	High	Low
Fiscal 2005:
Annual	9.83	6.73	39.32	26.92

Fiscal 2006:
Annual	7.20	3.53	28.80	14.12

Fiscal 2007:
Annual	6.65	2.38	26.60	9.52

Fiscal 2008:
First Quarter	4.40	2.96	17.60	11.84
Second Quarter	3.43	2.57	13.72	10.28
Third Quarter	5.85	2.71	23.40	10.84
Fourth Quarter	4.43	2.60	17.72	10.40
Annual	5.85	2.57	23.40	10.28

Fiscal 2009:
First Quarter	4.02	2.42	16.08	9.68
Second Quarter	3.88	2.29	15.52	9.16
Third Quarter	—	—	12.00	6.00
Fourth Quarter	—	—	11.48	6.20
Annual	—	—	16.08	6.00

Fiscal 2010:
First Quarter	—	—	10.75	6.40
Second Quarter	—	—	9.96	7.31
Third Quarter	—	—	12.48	6.82
Fourth Quarter	—	—	13.37	10.41
Annual	—	—	13.37	6.40

Fiscal 2011:
March 2010	—	—	13.36	10.41
April 2010	—	—	12.51	11.20
May 2010	—	—	11.71	9.52
June 2010	—	—	10.93	10.00
July 2010	—	—	10.00	8.58

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

Inspection of books and records

Subsection 67(4) of IBCA allows a company to refuse a request from shareholders or their attorneys to inspect the share register, the books and records and contracts kept by a company, if the Company, by resolution of its directors, determines that it is not in the best interest of the Company to do so. However, we are required to provide shareholders and the Nasdaq certain material information under Nasdaq rules.

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

In June 2009, the convertible note was paid in full in cash.

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

Sale or other disposition of common shares. Generally speaking, in connection with the sale or other taxable disposition of our common shares:

•	you will recognizes gain or loss equal to the difference (if any) between:

•	the amount realized on such sale or other taxable disposition, and

•	your adjusted tax basis in such common shares;

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

Backup Withholding and Information Reporting

Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. Unless we are notified by the IRS, you will not be subject to “backup” withholding of U.S. federal income tax currently at a rate of 20% provided that:

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

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities had therefore taken their first step towards a floating currency. As of March 31, 2010, the exchange rate was 6.8263 and as of August 2, 2010 the exchange rate was 6.7742, a 0.76% depreciation since our fiscal year end. Any appreciation costs U.S. companies more to buy Chinese products. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our manufacturing operations in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 15.1 % and 12.6% of our net sales in fiscal 2010 and 2009, respectively. We believe any future appreciation of the Renminbi would result in an increase in our operating costs in China and materially impact our financial results. A 1% appreciation in the Renminbi would decrease our operating profit by approximately $40,700. Our foreign currency exposure in our assets and liabilities were immaterial at March 31, 2010.

Since the Hong Kong dollar is pegged to the U.S. dollar, we might have to bear higher interest expense for any future bank loans if U.S. interest rates were to increase. We currently do not hedge our exposure to floating interest rate risk and have no debt outstanding denominated in currencies other than the U.S. dollar.

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins and various metals. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids, which may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 30-day supply. In the past, we have had limited ability to increase prices to offset plastic resin price increases. Currently, plastic resin prices are increasing significantly due to the international supply and demand for oil and the political instability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these cost increases on to our customers. Our total purchase of plastic resins in fiscal 2008, 2009 and 2010 were $16 million, $9 million and $11 million, respectively. If plastic resins prices in fiscal 2011 were to increase on an average of 10.0% from March 31, 2010 prices, and assuming we use the same amount of plastic resins as during fiscal 2010, the additional annual expense to us in fiscal 2011 would be approximately $1.1 million. As of July 31, 2010, resin prices had already increased over 1.02% from their March 31, 2010 level and our customers have not to date to compensated us in any way for the additional cost.

We also use significant quantities of stainless steel and copper wire. Copper used primarily in our electric motors and wiring has been particularly volatile. The spot price in cents per pound has fallen from $383 as of March 31, 2008 to $355.14 as of March 31, 2010. Since our year end copper has decreased by 8.1% to $326.36 as of July 31, 2010.

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

Use of Proceeds

On April 7, 1998, the SEC declared effective our Registration Statement on Form F-1, File No. 333-8462, for the registration of 4,830,000 pre four-for-one reverse split common shares in our initial public offering. Net proceeds from the initial public offering were approximately $81.0 million. As of April 2003, we had used the net proceeds of the offering as follows: approximately $16.5 million for a payment of a dividend; $9.8 million for the acquisition of a majority interest in Lite Array; $6.6 million for the expansion of the Dongguan facility and the purchase of fuel energy saving equipment; $2.0 million for the purchase of machinery, tooling and equipment; and $10.4 million for the repayment of indebtedness as reported in prior filings. After our listing on the NYSE for five years, we no longer keep track of the use of proceeds as there are continuous inflows and outflows of cash from operating and financing activities. We believe we can finance our existing business and new projects from the cash generated from our operating, financing and investing activities and we are able to maintain an adequate level of funds for potential business development or acquisition. Most of our fund balance continues to remain in temporary investments, including short-term marketable securities, U.S. dollar denominated interest-bearing savings accounts, a money market funds, and other cash-related instruments.

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures

As of March 31, 2010, an evaluation was performed, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation and for the reasons stated below, such officers concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) is accumulated and communicated to the Company’s management including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of its internal control over financial reporting as of March 31, 2010 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that the Company’s internal control over financial reporting is not effective as of March 31, 2010. In making its assessment, management identified a material weakness concerning the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company intends to retain external consultants and employees who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues.

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

Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors. See Item 6A.—Directors and senior management for his biography.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (See Exhibit 11.1)

Item 16C.	Principal Accountant Fees and Services

BDO became our independent auditors in fiscal 2010. In prior years, Ernst & Young were our independent auditors. Fees payable for the fiscal years ended March 31, 2010 and 2009 to BDO and Ernst & Young respectively are detailed below:

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009
Audit fees	$250,000	$278,054
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$250,000	$278,054

The nature of each category of fee is described below:

Audit Fees. The audit fees include fees for audit or review of the Company’s financial reports plus fees for services that generally an auditor can reasonably provide. The services include the statutory audit and review of documents filed with SEC.

Audit-Related Fees. We did not engage BDO or Ernst & Young, for any other audited-related services arrangement.

Tax Fees. We did not engage BDO or Ernst & Young for any other tax services arrangement.

All Other Fees. We did not engage BDO or Ernst & Young for any other services arrangement.

Pre-Approval Polices and Procedures. The audit committee has determined that the provision of services other than audit services should be provided by a firm other than the one that performs our audit. The audit committee, pursuant to its written charter, pre-approves all audit services provided by BDO. To the extent BDO provides any non-audit services in the future the audit committee is empowered to also pre-approve such services. Currently, our independent auditor is BDO and we engage PricewaterhouseCoopers as our main tax advisor.

Item 16F.	Change in Registrant’s Certifying Accountant.

(a)	Dismissal of Principal Accountant

At a meeting held on December 15, 2009 we dismissed Ernst & Young as our independent registered public accounting firm. The decision to dismiss Ernst & Young became effective upon the approval of our Board of Directors and audit committee on December 15, 2009. Ernst & Young’s report on the Company’s consolidated financial statements as of and for the two fiscal years ended March 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company’s consolidated financial statements for each of the two fiscal years ended March 31, 2009 and through December 15, 2009, we did not have any disagreements (as defined in Item 16F (a)(1)(iv) of Form 20-F and related instructions) with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young, would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

During the two fiscal years ended March 31, 2009 and through December 15, 2009, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that Ernst & Young had identified one material weakness in connection with the audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2008 and one material weakness in connection with the audit of our financial statements for the fiscal year ended March 31, 2009. These material weaknesses are described in our Annual Report on Form 20-F for each of the two fiscal years ended March 31, 2009. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We concluded that a material weakness in internal control over our financial reporting existed as of March 31, 2009 and 2008 due to the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles, including accounting for income taxes. We provided a copy of this disclosure to Ernst & Young and requested that Ernst & Young furnish a letter addressed to the SEC stating whether they agreed with the above statements, and if not, stating the respects in which they do not agree. A copy of the letter from Ernst & Young addressed to the SEC, dated August 31, 2010, is filed as Exhibit 99.1.

(b)	Engagement of New Principal Accountant

On December 15, 2009, our board of directors approved the appointment of BDO Limited as our independent registered public accounting firm. During the fiscal year ended March 31, 2009 and through December 15, 2009, neither we nor anyone on our behalf consulted BDO Limited regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements. Also, we have not obtained any written report or oral advice that BDO Limited concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement”, as that term is defined in Item 16F(a)(1)(v) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Ernst & Young or a “reportable event”, as that term is described in Item 16F(a)(1)(v) of Form 20F).

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

Rules	Requirements	Company Compliance
Rule 5605(b)(1) Majority Independent Board	A majority of the board of directors must be comprised of “Independent Directors” as defined in Rule 5605(a)(2).	It is not mandatory for Global-Tech to comply with this provision. However, Global-Tech’s board consists of six members, of which three are independent.

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

Global-Tech considers whether its board members meet the requirements of being “independent.”

Rule 5605(b)(2) Executive Sessions	The board must have regularly scheduled (at least twice a year) meetings at which only independent directors are present.	Global-Tech is not required to hold regularly scheduled meetings of independent directors. Accordingly, the board does not hold regularly scheduled sessions of the independent directors.

Rule 5605(e)(1) Independent Director Oversight of Nominations of Directors	Director nominees must be selected or recommended for the Board’s selection by (a) a majority of independent directors on the board or (b) by a nominating committee comprised solely of independent directors.	Global-Tech is not required to have a nominating committee. However, any director nominees must be selected by a majority of independent directors.

Rule 5405(d) Independent Director Oversight of Executive Officer Compensation	Compensation of the chief executive and other executive officers must be determined or recommended to the board by majority vote of only Independent Directors or a compensation committee comprised solely of Independent Directors. The chief executive officer may not be present during voting or deliberations regarding the determination of compensation of the chief executive officer.	Mr. Brian Yuen, one member of Global-Tech’s compensation committee, is not considered independent since he is a member of management of the Company.

Rule 5605(c)(1)Audit Committee Charter	The Company has adopted a formal written Audit Committee Charter specifying the items enumerated in Rule 5605(c)(1), and that the Audit Committee will review and assess the adequacy of the charter on an annual basis.	The Company has a formal charter that is reviewed annually.

Rule 5610 Code of Conduct	Each Company must adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available.	Global-Tech has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-52 incorporated herein by reference.

Item 19.	Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 31, 2010

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ John C.K. Sham
John C.K. Sham
President and Chief Executive Officer

Audited Consolidated Financial Statements

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Incorporated in the British Virgin Islands with limited liability)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Global-Tech Advanced Innovations Inc.

We have audited the accompanying consolidated balance sheet of Global-Tech Advanced Innovations Inc. (the “Company”) as of March 31, 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global-Tech Advanced Innovations Inc. at March 31, 2010, and the results of its operations and its cash flows for the year ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong, August 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Global-Tech Advanced Innovations Inc.

(Formerly known as Global-Tech Appliances Inc.)

We have audited the accompanying consolidated balance sheet of Global-Tech Advanced Innovations Inc. and its subsidiaries as of March 31, 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global-Tech Advanced Innovations Inc. and its subsidiaries at March 31, 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Hong Kong

September 26, 2009

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2010 and 2009

	Notes	2010	2009
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4	24,808,596	11,312,882
Time deposits	5	—	4,410,951
Restricted cash	6	4,397,602	4,389,880
Available-for-sale investments	7	15,989,430	15,985,288
Accounts and bills receivable, net	8	23,244,365	18,438,329
Inventories	9	9,409,801	8,448,398
Prepaid expenses		277,938	264,147
Deposits and other assets		1,914,871	1,492,514
Legal claims receivable	22	5,090,153	5,100,246
Amount due from a related party	10	28,818	33,011
Amount due from a jointly-controlled entity	10	21,631	69,523
Convertible note	13	—	5,598,487
Interest receivable		—	504,000

Total current assets		85,183,205	76,047,656

Interests in jointly-controlled entities	14	—	—
Property, plant and equipment, net	11	22,708,372	24,592,448
Land use rights, net	12	3,033,152	3,073,105
Deposits paid for purchase of property, plant and equipment		57,716	200,696
Deferred tax assets	19	104,381	—

Total assets		111,086,826	103,913,905

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		5,131,151	7,962,971
Bills payable	16	1,503,595	—
Discounted bills		3,363,543	—
Customer deposits		965,282	716,670
Accrued salaries, allowances and other employee benefits		3,777,337	3,194,216
Accrual for loss contingencies	22	5,966,820	6,076,640
Other accrued liabilities	23	6,896,715	6,233,965
Income tax payable		5,708,526	5,501,086

Total current liabilities		33,312,969	29,685,548

Deferred tax liabilities	19	38,112	27,344

Total liabilities		33,351,081	29,712,892

Commitments and contingencies	21, 22
Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,228,564 and 3,227,064 shares issued and outstanding as of March 31, 2010 and 2009	17	129,143	129,083
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued		—	—
Additional paid-in capital		84,280,027	84,266,412
Accumulated deficit		(7,088,232)	(10,554,563)
Accumulated other comprehensive income		5,078,128	5,021,266
Less: Treasury stock, at cost, 189,587 and 189,387 shares as of March 31, 2010 and 2009		(4,663,321)	(4,661,185)

Total shareholders’ equity		77,735,745	74,201,013

Total liabilities and shareholders’ equity		111,086,826	103,913,905

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2009 AND 2008

	Notes		2010	2009	2008
			US$	US$	US$
Net sales			101,929,489	87,387,372	105,543,089
Cost of goods sold			(84,888,868)	(81,500,506)	(94,975,910)

Gross profit			17,040,621	5,886,866	10,567,179
Selling, general and administrative expenses			(14,096,417)	(13,074,795)	(12,802,546)
Other operating income (loss), net			179,565	1,674,332	(142,844)

Operating profit (loss)			3,123,769	(5,513,597)	(2,378,211)
Interest income, net			276,778	533,486	1,703,682
Other income (expenses), net	18		454,919	431,993	(1,809,344)
Loss on dissolution of a subsidiary			—	(1,028,875)	—
Gain on disposal of subsidiaries			—	157,597	—
Share of losses of jointly-controlled entities			—	—	(346,183)

Profit (loss) before income taxes			3,855,466	(5,419,396)	(2,830,056)
Income tax expense	19		(389,135)	(421,026)	(1,597,057)

Net income (loss)			3,466,331	(5,840,422)	(4,427,113)

Basic and diluted earnings (loss) per share of common stock	20		1.14	(1.91)	(1.45)

			Number	Number	Number

Basic and diluted weighted average number of shares of common stock	20		3,037,969	3,051,216	3,056,448

			US$	US$	US$
Rental expense paid to related parties (included in selling, general and administrative expenses)	10	(a)	769,540	738,697	752,232
Rental income earned from a related party (included in other income (expenses), net)	10	(b)	6,393	50,812	50,302
Management income earned from a related party (included in other income (expenses), net)	10	(c)	9,313	106,677	99,582

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2009 AND 2008

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Accumulated deficits	Treasury stock	Accumulated other comprehensive income (losses)	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2007	3,225,689	(169,787)	129,028	84,154,401	(287,028)	(4,493,447)	(122,710)	79,380,244
Net loss for the year	—	—	—	—	(4,427,113)	—	—	(4,427,113)
Other comprehensive income (losses):
• share of other comprehensive income of jointly-controlled entities	—	—	—	—	—	—	39,329	39,329
• release of unrealized gain on available-for-sale investments, net of income tax of nil, upon disposal	—	—	—	—	—	—	(192,894)	(192,894)
• unrealized loss on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	(183)	(183)
• foreign currency translation adjustments	—	—	—	—	—	—	3,375,219	3,375,219

Total net comprehensive loss								(1,205,642)
Shares issued on exercise of options	625	—	25	9,725	—	—	—	9,750
Shares issued to an employee	750	—	30	1,969	—	—	—	1,999
Stock compensation expense	—	—	—	56,487	—	—	—	56,487

Balance as of March 31, 2008	3,227,064	(169,787)	129,083	84,222,582	(4,714,141)	(4,493,447)	3,098,761	78,242,838
Net loss for the year	—	—	—	—	(5,840,422)	—	—	(5,840,422)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	10,064	10,064
• release of realized foreign currency translation arising from dissolution of a subsidiary	—	—	—	—	—	—	1,028,875	1,028,875
• foreign currency translation adjustments	—	—	—	—	—	—	883,566	883,566

Total net comprehensive loss								(3,917,917)
Shares repurchased as treasury stock	—	(19,600)	—	—	—	(167,738)	—	(167,738)
Shares issued to an employee	—	—	—	1,969	—	—	—	1,969
Stock compensation expense	—	—	—	41,861	—	—	—	41,861

Balance as of March 31, 2009	3,227,064	(189,387)	129,083	84,266,412	(10,554,563)	(4,661,185)	5,021,266	74,201,013

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2009 AND 2008

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Accumulated deficits	Treasury stock	Accumulated other comprehensive income (losses)	Total shareholders’ equity
			US$	US$	US$	US$	US$	US$
Balance as of March 31, 2009	3,227,064	(189,387)	129,083	84,266,412	(10,554,563)	(4,661,185)	5,021,266	74,201,013
Net income for the year	—	—	—	—	3,466,331	—	—	3,466,331
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	953	953
• release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal	—	—	—	—	—	—	12,488	12,488
• foreign currency translation adjustments	—	—	—	—	—	—	43,421	43,421

Total net comprehensive income								3,523,193
Shares repurchased as treasury stock	—	(200)	—	—	—	(2,136)	—	(2,136)
Stock compensation expenses	—	—	—	1,969	—	—	—	1,969
Shares issued to an employee	1,500	—	60	11,646	—	—	—	11,706

Balance as of March 31, 2010	3,228,564	(189,587)	129,143	84,280,027	(7,088,232)	(4,663,321)	5,078,128	77,735,745

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2009 AND 2008

	2010	2009	2008
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	3,466,331	(5,840,422)	(4,427,113)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	117,550	76,285	63,056
Depreciation	3,661,352	3,830,549	3,037,662
Accretion of a convertible note discount	—	(181,084)	(175,698)
Gain on disposal of subsidiaries	—	(157,597)	—
Loss on dissolution of a subsidiary	—	1,028,875	—
Share of losses of jointly-controlled entities	—	—	346,183
Loss on disposal of property, plant and equipment	292,208	39,645	17,386
Impairment of property, plant and equipment	4,786	200,407	—
Allowance for doubtful accounts	56,336	—	81,889
Stock compensation expense	1,969	41,861	56,487
Shares issued to an employee	11,706	1,969	1,969
Deferred tax benefit	(93,553)	(39,319)	(52,983)
Foreign exchange	40,815	(168,485)	388,188

Changes in operating assets and liabilities:
Accounts and bills receivable, net	(4,844,657)	3,915,827	(11,766,542)
Prepaid expenses	(13,638)	(48,200)	(28,529)
Deposits and other assets	(422,108)	221,121	253,366
Legal claims receivable	10,089	522,312	(219,552)
Amount due from a related party	—	(40,777)	(28,746)
Amount due from a jointly-controlled entity	47,892	24,862	16,791
Inventories	(947,813)	4,342,192	(2,582,189)
Interest receivable	—	(168,000)	(168,000)
Accounts payable	(1,335,020)	(297,899)	2,341,377
Discounted bills	3,361,966	—	—
Accrued salaries, allowances and other employee benefits	703,679	362,868	610,266
Other accrued liabilities	774,995	(1,133,707)	1,675,475
Accrual for loss contingencies	(99,776)	317,074	347,828
Amount due to a related party	51,843	—	(4,664)
Income tax payable	195,982	641,302	2,573,623

Net cash provided by (used in) operating activities	5,042,934	7,491,659	(7,642,470)

continued/…

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2009 AND 2008

	2010	2009	2008
	US$	US$	US$
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	11,350	—	772
Deposits paid for purchase of property, plant and equipment	(12,508)	(200,696)	(615,460)
Purchases of property, plant and equipment	(1,963,301)	(2,174,170)	(3,689,744)
Increase in land use rights	(72,213)	(403,243)	(47,273)
Decrease (increase) in time deposits	4,380,440	(4,380,440)	67,688
Proceeds from disposal of available-for-sale investments	31,962,236	9,979,200	14,672,506
Purchases of available-for-sale investments	(31,977,976)	(25,949,992)	—
Proceeds from maturity of convertible note and related interest receivable	6,102,487	—	—
Proceeds from disposal of subsidiaries, net of cash and cash equivalents	—	(194)	—

Net cash provided by (used in) investing activities	8,430,515	(23,129,535)	10,388,489

Cash flows from financing activities:
Increase in restricted cash	(19,044)	(4,374,697)	—
Proceeds from stock options exercised	—	—	9,750
Purchases of treasury stock	(2,136)	(167,738)	—

Net cash provided by (used in) financing activities	(21,180)	(4,542,435)	9,750

Effect of foreign exchange rate changes on cash	43,445	(179,392)	(908,098)

Net increase (decrease) in cash and cash equivalents	13,495,714	(20,359,703)	1,847,671
Cash and cash equivalents at beginning of fiscal year	11,312,882	31,672,585	29,824,914

Cash and cash equivalents at end of fiscal year	24,808,596	11,312,882	31,672,585

Supplemental disclosure information:
Cash paid for interest	69,665	1,563	24,158
Cash paid for taxes	222,438	92,415	19,868
Supplemental schedule of non-cash activities:
Non-cash acquisition of property, plant and equipment	—	—	1,600,311

The accompanying notes are an integral part of the consolidated financial statements

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Global-Tech Advanced Innovations Inc. (“Global-Tech”) (formerly known as Global-Tech Appliances Inc.) is primarily an investment holding company, which was incorporated in the British Virgin Islands on May 2, 1991. Global-Tech and its subsidiaries (hereinafter collectively referred to as the “Company”) is primarily a manufacturer of consumer electrical products, including, but not limited to, floor care products and small household appliances, electronic and optical components, and is also involved in the assembly of cellular phones. The Company’s manufacturing operation is located in Dongguan, the People’s Republic of China (the “PRC”). The Company’s products are primarily sold to customers located in the United States of America (the “U.S.A.” or the “U.S.”), Europe and the PRC.

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

2.	SUBSIDIARIES

Details of Global-Tech’s subsidiaries as of March 31, 2010 were as follows:

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100	Investment holding

Global Display Holdings Limited	British Virgin Islands	100	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100	Provision of management services

Global Rich Innovation Limited	Hong Kong	100	Trading of raw materials and household appliance products

Wing Shing Overseas Limited	British Virgin Islands	100	Inactive

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUBSIDIARIES (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2010 were as follows: (continued)

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding

Consortium Investment (BVI) Limited	British Virgin Islands	100	Investment holding

Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical components

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Manufacturing of household appliance products

Dongguan Lite Array Company Limited (“DGLAD”)	PRC	100	Manufacturing of electronic and optical components and provision of cellular phone assembly services

Dongguan Microview Medical Technology Company Limited	PRC	100	Research and development

Global Auto Limited	Hong Kong	70	Inactive

Global Household Products Limited	Hong Kong	100	Trading of household appliance products

Pentalpha Medical Limited	Hong Kong	100	Inactive

Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100	Inactive

Global-Tech USA, Inc.	State of Delaware, U.S.A.	100	Provision of consultation services

Global Digital Imaging Limited	British Virgin Islands	100	Trading of raw materials and digital products

MasterWerke Limited	State of Delaware, U.S.A.	100	Inactive

Wing Shing Products (BVI) Company Limited	British Virgin Islands	100	Inactive

Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding

Lite Array (OLED) BVI Company Limited	British Virgin Islands	76.75	Inactive

Lite Array, Inc.	State of Delaware, U.S.A.	76.75	Inactive

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. The fiscal year end date of Lite Array Holdings Limited (“Lite Array Holdings”), a jointly-controlled entity of the Company, is December 31. There have been no significant transactions in Lite Array Holdings and its subsidiaries, which would materially affect the Company’s financial position and results of operations during each of the period from Lite Array Holdings’ fiscal year end date to March 31, 2010, 2009 and 2008, respectively.

All significant intercompany balances and transactions between group companies are eliminated on consolidation.

(c)	Use of estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the amounts that are reported in these financial statements and accompanying disclosures. The most significant accounting estimates with regard to these consolidated financial statements that require the most significant and subjective judgments include, but are not limited to, valuation of investments and determination of other-than-temporary impairments, useful lives of property, plant and equipment, recoverability of long-lived assets, determination of impairment losses, assessment of market value of inventories and provision for inventory obsolescence, allowance for doubtful accounts, provision for employee benefits, provision for warranty, recognition and measurement of current and deferred income taxes (including income tax benefit (expense)), valuation allowance for deferred tax assets, assumptions used for the valuation of options to purchase Global-Tech’s common stock, provision for loss contingencies, and measurement of fair values of financial instruments. Changes in facts and circumstances may result in revised estimates.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Investments (continued)

Prior to April 1, 2009, declines in the fair value of held-to-maturity and available-for-sale securities below their amortized cost, that were deemed to be other-than-temporary, were all reported in investment gains (losses), net. Effective April 1, 2009, the Company adopted new accounting guidance for impairments of debt securities that are deemed to be other-than-temporarily. Factors considered in evaluating potential impairment include, but are not limited to, the current fair value as compared to cost or amortized cost of the security, as appropriate, the length of time the investment has been below cost or amortized cost and by how much, our intent to sell a security and whether it is more-likely-than-not we will be required to sell the security before the recovery of our amortized cost basis, and specific credit issues related to the issuer and current economic conditions. Under the new impairment model, the credit component of an other-than-temporary impairment of a debt security is reported in investment gains (losses), net and the noncredit component is reported in other comprehensive income (loss). In addition, other-than-temporary declines in beneficial interests purchased or retained in a securitization transaction which are classified as available-for-sale debt securities are recognized if there has been an adverse change in the cash flows as of the end of the reporting period. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method.

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

The principal annual rates used for this purpose are as follows:

Annual rate
Leasehold improvements	Over the shorter of the lease terms or the estimated useful life
Buildings	4.5%
Plant	4.5%
Machinery	10% - 20%
Moulds	20% - 33%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Property, plant and equipment (continued)

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

The Company evaluates long-lived assets, such as property, plant and equipment, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will have impact on the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS” or “FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is now codified as FASB ASC 360 “Property, Plant and Equipment” effective for interim and annual periods ending after September 15, 2009. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset over their fair value.

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

Revenue related to the provision of tooling income is recognized upon the completion of such services and delivery of the related product using the same criteria of SAB No. 104 stated above.

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

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$8,445, US$8,438 and US$22,572 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

(m)	Design and development costs

Design and development costs primarily relate to the cost of samples and prototypes and salaries of our engineers.

The Company expenses all design and development costs when incurred. Included in the SG&A expenses line item in the consolidated statement of operations were design and development costs of US$1,562,772, US$685,126 and US$1,075,556 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

(n)	Shipping and handling costs

In accordance with Emerging Issues Task Force Issue (“EITF”) 00-10”Accounting for Shipping and Handling Fees and Costs” which is now codified as FASB ASC 605 “Revenue Recognition”, shipping and handling fees billed to customers are included in net sales in the consolidated statement of operations. Any shipping and handling costs incurred by the Company associated with the sale of products are included in SG&A on the face of the consolidated statement of operations. During the fiscal years ended March 31, 2010, 2009 and 2008, shipping and handling costs charged to SG&A were US$1,028,782, US$802,664 and US$1,159,569, respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2010, 2009 and 2008, inbound freight costs charged to cost of goods sold were US$171,686, US$128,325 and US$340,938, respectively. Other related costs are included in manufacturing overheads.

(o)	Foreign currencies

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations.

The functional currency of Global-Tech is the U.S. Dollar (“US$”). The financial statements of all subsidiaries are translated in accordance with SFAS No. 52, “Foregin Currency Translation” which is now codified as FASB ASC 830 “Foreign Currency Matters” effective for the interim and annual periods ending after September 15, 2009. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” which is now codified as FASB ASC 740 “Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN48”), which stipulates the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is now included in and codified as FASB ASC 740 “Income Taxes” effective for interim and annual periods ending after September 15, 2009.

The Company records its possible interest and penalties due to any potential underpayment of income taxes, if and when required, in interest expense and other expenses, respectively.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries. The Company intends to permanently reinvest foreign subsidiaries’ earnings.

(q)	Stock compensation expense

The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which is now codified as FASB ASC 718 “Compensation-Stock Compensation”, and related interpretations in accounting for its employee share-based payment transactions. Accordingly, stock compensation cost is measured at the date of grant, based on fair value which is estimated using the Black-Scholes option pricing model. Stock issued to an employee as compensation are measured at fair value based on the grant date quoted market price. The compensation cost for share-based awards with service conditions is amortized over the vesting period of the awards using the straight-line method provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant date fair value of the award that is vested at that date.

The Company accounts for stock options granted to a counterparty other than an employee in accordance with Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” which is now codified as FASB ASC 505 “Equity”. Fair value of the equity instruments is recognized on the measurement date which is the earlier of (i) a commitment for performance by the counterparty to earn the equity instruments being reached or (ii) the counterparty’s performance being completed.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

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

(t)	Earnings (loss) per share

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

(w)	Comprehensive income (losses)

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” which is now codified as FASB ASC 280 “Segment Reporting”.

The Company operates and manages its business in four segments. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements.

(z)	Warranty cost

The Company estimates its warranty provision for defective products based on various factors including the likelihood of defects, an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above consideration, the Company has accrued for warranty costs of US$180,151 for the year ended March 31, 2010 (2009: US$191,459 and 2008: US$235,315). The basis and the amount of the warranty accrual are reviewed and adjusted periodically based on actual experience.

(aa)	Government grants

Government grants are recognized when received and the stipulated activities are achieved. Such amounts are included in other income of the consolidated statement of operations.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

(i)	In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures, Measuring Liabilities at Fair Value” (“ASU 2009-05”) which is now codified as FASB ASC 820 “Fair Value Measurements and Disclosures”. ASU 2009-05 provides amendments to FASB ASC 820-10, “Fair Value Measurements and Disclosures – Overall” (“FASB ASC 820-10”), for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using a valuation technique that uses a quoted price of the identical liability when traded as an asset, a quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. This ASU is effective for the first period (including interim periods) beginning after issuance. The Company does not expect the adoption of ASC 2009-05 will have a material impact on the Company’s financial position, results of operations and cash flows.

(ii)	In April 2010, the FASB issued ASU No. 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades which is now codified as FASB ASC 718 “Compensation—Stock Compensation”. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The update is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASC 2010-13 will have a material impact on the Company’s financial position, results of operations and cash flows.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS

	March 31, 2010	March 31, 2009
	US$	US$
Cash on hand and at banks	23,023,987	11,045,550
Money market funds	1,784,609	267,332

Total cash and cash equivalents	24,808,596	11,312,882

The cash on hand and at banks of the Company denominated in Renminbi (“RMB”) amounted to RMB115,208,031 (equivalent to US$16,887,968) and RMB9,125,514 (equivalent to US$1,335,330) as of March 31, 2010 and 2009, respectively. RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

5.	TIME DEPOSITS

As of March 31, 2009, time deposits of RMB30,144,000 (equivalent to US$4,410,951) were deposited with a creditworthy bank with an original maturity more than three months when acquired. The time deposits bear interest ranging from 1.71% to 3.25% per annum and matured in May 2009.

6.	RESTRICTED CASH

As of March 31, 2010 and 2009, time deposits of RMB30,000,000 (equivalent to US$4,397,602 and US$4,389,880 for March 31, 2010 and 2009, respectively) were deposited with and pledged to a bank to secure general banking facilities granted to the Company, including a RMB30,000,000 line of credit.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2010 and 2009:

	Cost		Net unrealized gains (losses)		Fair values
	2010 US$	2009 US$	2010 US$	2009 US$	2010 US$	2009 US$
U.S. treasury bills	15,986,532	15,970,792	(1,892)	12,498	15,984,640	15,983,290
Listed equity securities	3,138	3,143	1,652	(1,145)	4,790	1,998

	15,989,670	15,973,935	(240)	11,353	15,989,430	15,985,288

The Company’s U.S. treasury bills as of March 31, 2010 were held with contractual maturities of less than six months. As of March 31, 2010, certain available-for-sale investments of the Company with investment cost totaling US$15,988,741 (March 31, 2009: US$2,387) were in unrealized loss positions of US$3,770 (March 31, 2009: US$2,206). During the fiscal years ended March 31, 2010, 2009 and 2008, no significant gain or loss was recognized on the disposal of the Company’s available-for-sale debt securities.

The fair values of listed equity securities are based on quoted market prices at the balance sheet date.

The net unrealized gains (losses) consisted of gross unrealized gains as at the fiscal years ended March 31, 2010, 2009 and 2008 of US$3,530, US$13,559 and US$1,289, respectively, and gross unrealized losses as at the fiscal years ended March 31, 2010, 2009 and 2008 of US$3,770, US$2,206 and nil, respectively.

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2010, 2009 and 2008 were US$31,962,236, US$9,979,200 and US$14,672,506, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	ACCOUNTS AND BILLS RECEIVABLE, NET

	March 31, 2010	March 31, 2009
	US$	US$
Accounts receivable	16,666,133	12,716,823
Less: Allowance for doubtful accounts	(115,024)	(65,308)

Accounts receivable, net	16,551,109	12,651,515
Bills receivable	6,693,256	5,786,814

Accounts and bills receivable, net	23,244,365	18,438,329

	Fiscal years ended
	March 31, 2010	March 31, 2009	March 31, 2008
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	65,308	65,308	12,171
Additions	56,336	—	81,889
Amount written-off as uncollectible during the fiscal year	(6,362)	—	(28,686)
Exchange realignment	(258)	—	(66)

Balance at end of fiscal year	115,024	65,308	65,308

9.	INVENTORIES

	March 31, 2010	March 31, 2009
	US$	US$
Raw materials	4,197,027	3,544,915
Work in progress	2,466,948	2,292,871
Finished goods	2,745,826	2,610,612

	9,409,801	8,448,398

For the fiscal years ended March 31, 2010, 2009 and 2008, a write-down of inventories to fair market value of US$398,474, US$688,020 and US$1,253,352, respectively, was recognized in the consolidated statement of operations.

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

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2010, 2009 and 2008, the Company had the following material transactions with related parties during those years:

(a)	The Company incurred annual real estate rental expenses for the fiscal years ended March 31, 2010, 2009 and 2008 of approximately US$769,540, US$738,697 and US$752,232, respectively, payable to two directors of Global-Tech and certain related companies of which certain of their directors are also the directors of Global-Tech. Included in the aforesaid annual real estate rental expenses were amounts of US$479,808, US$478,211 and US$476,933 paid to two directors of Global-Tech during the fiscal years ended March 31, 2010, 2009 and 2008, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

(b)	Rental income of US$6,393, US$50,812 and US$50,302 was earned for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, from a jointly-controlled entity. The rentals were charged on mutually agreed terms.

(c)	Management fee income of US$9,313, US$106,677 and US$99,582 was earned for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, from a jointly-controlled entity, which was charged with reference to the actual costs incurred.

The amount due from a jointly-controlled entity is unsecured, interest-free and has no fixed terms of repayment. The amount due from a related party, of which two of the directors of Global-Tech is shareholders, is unsecured, interest-free and has no fixed terms of repayment.

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2010	March 31, 2009
	US$	US$
Leasehold improvements and buildings	25,964,631	25,676,292
Plant and machinery	31,941,407	30,819,342
Moulds	10,370,297	10,321,761
Transportation equipment	1,567,084	1,655,049
Furniture, fixtures and equipment	3,921,354	5,939,026
Construction in progress	—	23,618

	73,764,773	74,435,088

Less: Accumulated depreciation	(51,056,401)	(49,842,640)

Property, plant and equipment, net	22,708,372	24,592,448

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(a)	During the fiscal years ended March 31, 2010, 2009 and 2008, impairment losses relating to property, plant and equipment of US$4,786, US$200,407 and nil, respectively, were recognized in the consolidated statement of operations for certain moulds, plant and machinery, and furniture, fixtures and equipment which are no longer used in the operations of the Company. The impairment losses recognized during the fiscal years ended March 31, 2010, 2009 and 2008 were included in “Cost of goods sold” and “SG&A” on the face of the consolidated statement of operations in the amounts of nil, US$128,911 and nil, respectively, and nil, US$71,496 and nil, respectively. For the fiscal year ended March 31, 2010, the impairment losses was included in “Other income (expense), net” of US$4,786 and none for the fiscal year ended March 31, 2009 and 2008.

(b)	As of March 31, 2010 and 2009, buildings with aggregate net book values of approximately US$98,773 and US$101,687, respectively, were situated in Hong Kong and manufacturing facilities with aggregate net book values of approximately US$12,388,321 and US$13,282,856, respectively, were situated in Mainland China. The land where the manufacturing facilities were situated is held under certain land use rights that will expire in 2043. Up to March 31, 2010, the Company has obtained a sizable portion of the property ownership certificates for its buildings (25 out of a total of 34 properties). The application for the remaining property ownership certificates will commence only after the land use right certificates for the relevant pieces of land are obtained.

(c)	The amounts of depreciation charged for the fiscal years ended March 31, 2010, 2009 and 2008 were US$ 3,661,352, US$3,830,549 and US$3,037,662 respectively.

(d)	The loss on disposal of property, plant and equipment recognized during the fiscal years ended March 31, 2010, 2009 and 2008 amounted to US$292,208, US$39,645 and US$17,386, respectively.

(e)	The amounts of plant and machinery held under operating leases as of March 31, 2010 and 2009 were nil and US$1,163,979, respectively.

12.	LAND USE RIGHTS, NET

Land use rights represent prepayments under operating leases for land use for a predetermined time period. They are charged to the consolidated statement of operations over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in Mainland China and has obtained or is in the process of obtaining the land use rights certificates covering a substantial portion of such lands. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a total area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has moved out from a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of the land (31,510 square meters) until August 6, 2043. However, the Company had to pay monthly fees of RMB59,248 (approximately US$8,680) to the local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$28,285) from January 1, 2009 onwards until August 6, 2043. Up to March 31, 2010, the Company has obtained a sizable portion of its land use rights certificates covering 131,400 square meters out of a total area of 207,300 square meters. The application of certain property ownership certificates as further detailed in note 11 to the financial statements will commence only after the land use rights certificates for the relevant pieces of land have been obtained. Subsequent to the balance sheet date, the Company obtained an additional land use right certificate covering 52,500 square meters, bringing the aggregate total area to 183,900 square meters. The Company is in the process of obtaining the remaining land use rights and property ownership certificates and expects to obtain those certificates in the near future.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	CONVERTIBLE NOTE

	Amortized cost
	March 31, 2010	March 31, 2009
	US$	US$
Convertible Note	—	5,598,487

The Convertible Note “Note” was issued by Anwell in exchange for a 70% equity interest in Lite Array Holdings. The nominal value of the Convertible Note was US$5,600,000. The Convertible Note carried interest at a rate of 3% per annum, which was payable in full on April 3, 2009 (the “Payment Date”). The Note’s conversion features were never actuated during the three year term.

The amounts of interest receivable from Anwell in respect of the Convertible Note as of March 31, 2010 and 2009 were nil and US$504,000, respectively. The Convertible Note together with the interest receivable from Anwell was settled in full by cash in June 2009.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Particulars of the jointly-controlled entities are as follows:

Name	Place of incorporation/ registration	Percentage of ownership interest attributable to the Company	Principal activities

Lite Array Holdings Limited	British Virgin Islands	30	Investment holding

Dongguan Litewell (OLED) Technology Limited*	PRC	30	Research and development of OLED equipment

Litewell Technology (HK) Limited*	Hong Kong	30	Design and trading of OLED production equipment and trading of OLED products and corresponding materials

*	Wholly-owned subsidiaries of Lite Array Holdings Limited

The Company has discontinued the recognition of its share of losses of the jointly-controlled entities because the share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities.

The following table illustrates the summarized financial information of the Company’s jointly-controlled entities:

As of or for the years ended December 31*

	2009	2008
	US$	US$
Current assets	476,390	289,898
Non-current assets	1,835,513	1,971,115
Current liabilities	(3,436,181)	(2,509,156)
Revenue	—	—
Operating expenses	(1,234,121)	(1,418,107)
Net loss	(883,519)	(347,404)

*	The financial year end date of Lite Array Holdings Limited

15.	WARRANTY PROVISION

Included in other accrued liabilities are warranty provisions of US$180,151 and US$191,459 as of March 31, 2010 and 2009, respectively. The Company’s warranty activity during the fiscal years ended March 31, 2010 and 2009 is summarized below:

	Fiscal years ended
	March 31, 2010	March 31, 2009
	US$	US$
Balance at beginning of fiscal year	191,459	235,315
Additional provision	15,250	47,215
Reversal of unutilized amounts	(26,558)	(91,071)

Balance at end of fiscal year	180,151	191,459

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	BILLS PAYABLE AND BANKING FACILITIES

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) an undertaking not to pledge, mortgage or charge any of the assets of the Company in Hong Kong or Mainland China for general banking facilities granted to a subsidiary of the Company without obtaining written consent of the bank. The Company has deposit pledged to another bank as a security for other general facilities granted.

The Company had banking facilities denominated in Hong Kong dollars of HK$2,400,000 and in RMB of RMB50,000,000 (equivalent to US$7,638,483 in total) as of March 31, 2010, and in Hong Kong dollars of HK$25,000,000 and in RMB of RMB30,000,000 (equivalent to US$7,612,749 in total) as of March 31, 2009. As of March 31, 2010 and 2009, banking facilities of RMB10,257,371 (equivalent to US$1,503,595) and nil were utilized respectively.

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

18.	OTHER INCOME (EXPENSES), NET

	2010	2009	2008
	US$	US$	US$
Foreign exchange losses, net	(144,313)	(93,073)	(1,239,501)
Loss on disposal of property, plant and equipment	(292,208)	(39,645)	(17,386)
Rental income from a related party	6,393	50,812	50,302
Rental income from other third parties	—	151,188	153,832
Management fee received from a related party	9,313	106,677	99,582
Management fee received from other third party	—	57,218	79,116
Reversal (accrual) for potential tax surcharge	9,946	(104,806)	(1,042,482)
Government grants	687,190	58,127	—
Others	178,598	245,495	107,193

	454,919	431,993	(1,809,344)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	INCOME TAXES

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

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%, 16.5% and 17.5% on their assessable income arising in Hong Kong during the fiscal years ended March 31, 2010, 2009 and 2008, respectively. The Company’s former subsidiary in Macau was exempted from Macau Complementary Tax.

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

Income tax expense consists of:

	2010	2009	2008
	US$	US$	US$
Income tax expense (benefit):
Current	482,688	460,345	1,650,040
Deferred	(93,553)	(39,319)	(52,983)

Total income tax expense	389,135	421,026	1,597,057

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	INCOME TAXES (continued)

The reconciliation of income tax expense (benefit) computed at the Hong Kong statutory income tax rate to profit (loss) before income taxes as stated in the consolidated statement of operations of the Company at the effective income tax rate is as follows:

	2010	2009	2008
	US$	US$	US$
Income tax expenses (benefit) at the Hong Kong statutory income tax rate	636,152	(894,200)	(495,260)
Foreign rate differential	138,201	26,140	298,583
Non-taxable other income	(521,405)	(558,829)	(167,326)
Non-tax deductible expenses	22,140	1,056,179	578,606
Under provision of tax in prior periods	149,679	52,596	36,657
Unrecognized (utilized) tax benefits	(97,381)	402,496	1,545,922
Changes in valuation allowance	61,749	336,644	(200,125)

Total income tax expense at the Company’s effective income tax rate	389,135	421,026	1,597,057

Hong Kong statutory income tax rate	16.5%	16.5%	17.5%
Effective income tax rate	10.1%	(7.8)%	(56.4)%

Deferred tax assets and liabilities as of March 31, 2010 and 2009 comprise the following:

	March 31, 2010	March 31, 2009
	US$	US$
Deferred tax assets:
Impairment of property, plant and equipment	134,144	138,583
Provision for inventories	462,509	461,237
Provision for warranty	46,580	49,321
Operating losses carried forward	3,484,191	3,501,967
Accruals and other liabilities	530,644	352,465

Gross deferred tax assets	4,658,068	4,503,573
Less: Valuation allowance for deferred tax assets	(4,553,687)	(4,503,573)

Net deferred tax assets	104,381	—

Deferred tax liabilities:
Other temporary differences	—	—
Tax over book depreciation of property, plant and equipment	(38,112)	(27,344)

Total deferred tax liabilities	(38,112)	(27,344)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	INCOME TAXES (continued)

	Fiscal years ended
	March 31, 2010	March 31, 2009	March 31, 2008
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	4,503,573	4,147,116	4,347,650
Additions (reversal)	61,749	470,357	(200,125)
Effect of change in tax rate	—	(23,551)	—
Disposal of a subsidiary	—	(110,162)	—
Exchange realignment	(11,635)	19,813	(409)

Balance at end of fiscal year	4,553,687	4,503,573	4,147,116

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, which management believes are more likely than not to be realized in the foreseeable future. As of March 31, 2010 and 2009, the Company had tax losses carried forward of US$22,623,542 and US$22,906,477, respectively, which included tax losses of US$3,992,542 and US$4,238,322 respectively that are available indefinitely for offsetting against future taxable income of the companies in which these losses arose. Tax losses of US$18,631,000 and US$18,668,155 as at March 31, 2010 and 2009, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose.

The impact of the adoption of FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), as now included in and codified as FASB ASC 740 “Income Taxes”, which clarifies the accounting and disclosures for uncertainty in tax positions, as defined in that interpretation. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

A reconciliation of the movements of unrecognized tax benefits under FIN 48 during the fiscal years ended March 31, 2010 and 2009, exclusive of related interest and penalties, is as follows:

	Fiscal years ended
	March 31, 2010	March 31, 2009
	US$	US$
Balance at beginning of fiscal year	7,288,627	6,379,032
Additions based on tax positions related to the current year	954,221	903,399
Reduction for tax positions related to prior year	(953,704)	(67,889)
Disposal of a subsidiary	—	(9,863)
Exchange realignment	11,947	83,948

Balance at end of fiscal year	7,301,091	7,288,627

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	INCOME TAXES (continued)

As of March 31, 2010 and 2009, the Company’s unrecognized tax benefits under FIN 48 of US$5,287,804 and US$5,373,238, respectively, are presented in the consolidated balance sheets within income tax payable. The remaining balance of US$2,013,287 and US$1,915,389 as of March 31, 2010 and 2009, respectively, are set off with the corresponding tax losses carried forward.

If the unrecognized tax benefits under FIN 48 as of March 31, 2010 were realized in a future period, it would result in a tax benefit of US$5,287,804 (March 31, 2009: US$5,373,238) and a reduction of the Company’s effective tax rate.

For all the years presented and in accordance with FIN 48, the Company classified interest and potential penalties relating to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expense and other expenses, respectively. For the fiscal years ended March 31, 2010, the Company reversed US$73,643 of interest and potential penalties relating to certain uncertain tax positions in its consolidated statement of operations. For the fiscal years ended March 31, 2009 and 2008, the Company recognized in its consolidated statement of operations total interest and potential penalties relating to certain uncertain tax positions amounting to US$279,880 and US$929,922, respectively. As of March 31, 2010 and 2009, the Company had accrued interest and potential penalties relating to certain uncertain tax positions amounting to US$1,767,030 and US$1,836,860, respectively.

One of the Company’s wholly-owned subsidiaries is currently under examination by the Hong Kong tax authority. The tax period open for examination by the tax authority includes the fiscal years ended March 31, 2003 through 2010. While it is difficult to predict the timing and settlement of the final outcome of the examination, the Company does not anticipate a significant change in its unrecognized tax benefits within the next 12 months; however, actual developments could differ from those currently expected.

Based on existing tax regulations in the Company’s various operating jurisdictions, tax years 1999-2010 remain open to possible tax examination by relevant tax authorities.

The Company has not provided for possible income taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable.

20.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (all numbers have been adjusted to reflect the Reverse Stock Split)

Basic and diluted earnings (loss) per share of common stock of the Company for the fiscal years ended March 31, 2010, 2009 and 2008 is computed in accordance with SFAS No. 128, “Earnings Per Share” which is now codified as FASB ASC 260 “Earnings Per Share” by dividing the net earnings (loss) for each fiscal year attributable to common stockholders by the weighted average number of shares of common stock outstanding during that fiscal year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2010	2009	2008
	US$	US$	US$
Numerator for basic and diluted earning (loss) per share:
Earnings (Loss) attributable to common stockholders	3,466,331	(5,840,422)	(4,427,113)

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares of common stock	3,037,969	3,051,216	3,056,448

	US$	US$	US$
Basic and diluted earnings (loss) per share of common stock	1.14	(1.91)	(1.45)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (all numbers have been adjusted to reflect the Reverse Stock Split) (continued)

During the fiscal year ended March 31, 2010, the weighted average share price of the Company during the year was below the exercise prices of all stock options as at March 31, 2010, resulting in no incremental common shares for that year for the purpose of diluted earnings per share calculation.

356,448 and 412,535 stock options of Global-Tech were excluded from the computation of diluted earnings (loss) per share for the fiscal years ended March 31, 2009 and 2008, respectively, because their inclusion would have been anti-dilutive.

21.	COMMITMENTS

(a)	Capital commitments

As of March 31, 2010 and 2009, the Company had capital commitments contracted but not provided for of US$52,919 and US$18,524, respectively, for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 12 to the financial statements, the Company has entered into various operating lease arrangements for parking lots, motor vehicles, equipment, land and office premises. The Company recorded rental expenses, excluding the land use rights payments described in note 12 to the financial statements, for the fiscal years ended March 31, 2010, 2009 and 2008 of US$440,132, US$424,194 and US$397,820, respectively, and recorded lease rental income of US$6,393, US$202,000 and US$204,134 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Future minimum lease payments under non-cancelable operating leases as of March 31, 2010 and 2009 were as follows:

	March 31, 2010	March 31, 2009
	US$	US$
Payable:
Within one year	1,008,261	691,281
Over one year but not exceeding two years	463,876	629,348
Over two years but not exceeding three years	472,446	463,280
Over three years but not exceeding four years	481,489	471,839
Over four years but not exceeding five years	341,018	480,871
Over five years	9,089,012	9,406,307

	11,856,102	12,142,926

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	CONTINGENCIES

(a)	Global-Tech and Pentalpha Medical Limited (formerly known as Pentalpha Enterprises Limited (“Pentalpha Enterprises”)), a subsidiary of Global-Tech, were involved in certain breach of contract litigation with Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”), with both parties claiming and counter-claiming. The trial on the claims of Sunbeam for indemnity and the claim of Pentalpha Enterprises for breach of contract began on January 12, 2004. On January 16, 2004, the jury (the “Jury”) returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam approximately US$2.5 million against Pentalpha Enterprises; and (ii) Pentalpha Enterprises on its claim for breach of contract and awarded Pentalpha Enterprises US$6.6 million. The United States District Court for the Southern District of Florida (the “District Court”) granted a final judgment on February 11, 2004 to add pre-judgment interest to the Jury’s award, and awarded Sunbeam approximately US$3.4 million and Pentalpha Enterprises US$6.6 million.

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

Sunbeam posted a bond in the amount of approximately US$5.2 million, which was attached pursuant to the September 7, 2005 order of the United States District Court for the Southern District of New York (the “Court Order”) in the action SEB S.A., (“SEB”) v. Montgomery Ward, Pentalpha Enterprises and Global-Tech, pending in the district court, as further detailed in note 22(b) below. On July 13, 2007, Sunbeam wire transferred an amount of approximately US$5.5 million to an escrow account of SEB’s attorney. SEB’s attorney is holding that money in trust in an escrow account pursuant to the Court Order for Pentalpha Enterprises. Sunbeam’s payment of the funds into escrow eliminated its obligation to pay post-judgment interest on the amount that it paid into escrow.

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

Accordingly, the Pentalpha Enterprises recognized a gain of approximately US$8.0 million from its claim against Sunbeam for breach of contract and a loss of approximately US$3.4 million on the claims of Sunbeam for indemnity in its consolidated statement of operations for the fiscal year 2006. Pentalpha Enterprises recognized pre-judgment interest and gains of approximately nil, US$279,000 and US$220,000 in its consolidated statement of operations for the fiscal years 2010, 2009 and 2008, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	CONTINGENCIES (continued)

(b)	SEB commenced an action in 1999 in the United States District Court for the Southern District of New York for patent infringement against Global-Tech, Pentalpha Enterprises and Montgomery Ward, a then customer of Pentalpha Enterprises. The Court ordered Pentalpha Enterprises, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. The district court attached the entire judgment by order dated September 7, 2005. The district court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that Pentalpha Enterprises had infringed the SEB patent, that the infringement was willful and that SEB was entitled to a reasonable royalty in a total amount of US$4.65 million.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	CONTINGENCIES (continued)

(b)	(continued)

Based on the understanding of the Company, on August 12, 2009, the PTO conducted an interview of SEB and on August 14, 2009, the PTO issued a report of the meeting stating that an agreement had been reached that the PTO would provide favorable treatment to the claims of the patent provided that SEB filed a satisfactory memorandum with the PTO. SEB filed that response on September 2, 2009.

After receiving SEB’s response, Pentalpha Enterprises perceived an inconsistency between the arguments that SEB had made concerning the scope of its Patent in this action, to ensure Pentalpha Enterprises’ accused products and in the Patent office to sustain the validity of its Patent. Pentalpha Enterprises therefore moved the district court for an order pursuant to Rule 60(b) of the Federal Rules of Civil Procedure for an order vacating the judgment against Pentalpha Enterprises on that ground. SEB opposed the motion.

The PTO on December 16, 2009 issued an office action stating that the claims of the SEB Patent Pentalpha Enterprises in fact patentable.

The Court of Appeals heard oral argument on the appeal on October 6, 2009 and rendered a decision on February 5, 2010 affirming the judgment of the district court. Pentalpha Enterprises petitioned for reargument en banc, which the Federal Circuit denied on March 25, 2010. Pentalpha Enterprises will have 90 days from April 1, 2010 to file a petition for certiorari in the Supreme Court of the United States.

After the Mandate of the Court of Appeals, SEB requested the district court modify the order of attachment to allow SEB to satisfy the outstanding judgment from the escrow funds that its counsel is holding from the order of attachment. As of April 30, 2010, the escrow fund held approximately US$5.1 million .

The district court heard oral argument on May 19, 2010 on Pentalpha Enterprises’ Rule 60(b) motion and on SEB’s application to modify the order of attachment to allow disbursement of the funds in the escrow account to satisfy its judgment. At that time, the Court indicated that it intended to grant SEB’s motion, it has not yet entered a formal order. On June 23, 2010, Pentalpha Enterprises filed a petition for a writ of certiorari in the United States Supreme Court.

On August 4, 2010, the district court issued an order authorizing the attorneys for SEB to use the funds in the escrow account to satisfy the judgement, including pre-judgement interest, and pay certain expenses associated with it. If a balance remains, SEB’s attorneys have been ordered to pay the balance to Pentalpha after withholding income tax. In the event a deficit remains, Pentalpha will be required to pay the remaining amount of the judgement.

In accordance with SFAS No. 5 “Accounting for Contingencies”, which is codified as FASB ASC 450 “Contingencies”, Pentalpha Enterprises accrued for loss contingencies in connection with this case of approximately US$5.10 million as of March 31, 2010, including a corresponding post-judgment interest charge of US$219,950 in the consolidated statement of operations for the fiscal year ended March 31, 2010.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	CONTINGENCIES (continued)

(c)	On October 11, 2004, Best Hero Limited (“Best Hero”) issued a writ in the Court of First Instance of the High Court of Hong Kong (the “High Court”) against a subsidiary of the Company for a claim of US$4,250,400. The claim relates to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD television panels for a total purchase price of US$4,620,000. However, the LCD television panels which were paid for in the initial shipment were determined to be unacceptable to the subsidiary. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary had repudiated the contract, and therefore Best Hero instituted legal proceedings to claim for damages. The subsidiary intends to defend the action on the grounds that it is justified in rejecting the goods for breach of conditions as to descriptions and the sample provided to the subsidiary by Best Hero. A defence and counter-claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. The discovery of documents in this action has been concluded and the parties are still in the course of preparing their respective witness statements.

In accordance with SFAS No. 5, which is codified as FASB ASC 450 “Contingencies”, the Company determined that it is probable that a loss will be incurred and accordingly, as of March 31, 2010, approximately US$0.9 million has been provided which representing the best estimate of the likely loss that it will incur.

(d)	As of March 31, 2010, the Company recognized US$5,287,804 of liabilities for unrecognized tax benefits and, in addition, US$1,767,030 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statues of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of March 31, 2010, the Company classified US$5,287,804 of its liabilities for unrecognized tax benefits and US$1,767,030 of interest and penalties as current liabilities.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	OTHER ACCRUED LIABILITIES

	March 31, 2010	March 31, 2009
	US$	US$
Accrued expenses	2,561,787	2,493,324
Other tax payable	2,640,826	2,308,217
Land use right payable – operating lease	770,135	638,855
Other payable	923,967	793,569

	6,896,715	6,233,965

24.	EMPLOYEE BENEFITS

The Company operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution schemes and are administered by independently administered funds.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Company in Hong Kong. Under the MPF scheme, both the Company and each of the qualified employee contribute the lower of 5% of the employees’ basic salary and HK$1,000 (approximately US$129), subject to a cap of a monthly basic salary of HK$20,000 (approximately US$2,576). Qualified employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of services with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

Certain full-time employees in Hong Kong who joined the Company before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Company and each of the eligible employee contribute 5% of the employees’ basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2010, 2009 and 2008 were US$76,321, US$78,745 and US$94,906, respectively.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 14.5% of the stipulated salary set by the local government of Dongguan, the PRC to certain retirement benefit schemes to fund the benefits for certain of its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care and subsidized meals to all existing factory employees. The aggregate amounts incurred by the Company for all such benefits were US$986,738, US$814,728 and US$911,985 during the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

25.	SEGMENT INFORMATION

The Company operates in four segments: Home Appliances, Electronic Components, Electronic Manufacturing Services (“EMS”) and Others. These segments are operated and managed as separate strategic business units that offer different products/services. The Company’s “Home Appliances” segment historically has been the core business of the Company and primarily involves the manufacturing of electrical household appliances for branded marketers in North America and Europe. The Company’s “Electronic Components” segment produces complementary metal oxide semiconductor (“CMOS”) camera modules (“CCM’s”) for sale to cellular phone manufacturers in Mainland China. The Company’s “Electronic Manufacturing Services” consists of surface mount technology (“SMT”) processing of printed circuit boards and assembly services for cellular phone marketers in Mainland China. The Company’s “Others” segment comprises a number of immaterial product lines and development programs that have not materialized to date into full product businesses. None of these units has ever individually met the quantitative thresholds for determining reportable segments. The chief operating decision maker evaluates the results of each segment in assessing performance and allocating resources among the segments.

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2010, 2009 and 2008.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(a)	The following table provides operating financial information for the four reportable segments:

	Home Appliances	Electronic Components	EMS	Others	Corporate	Consolidated
	US$	US$	US$	US$	US$	US$
As of or for the fiscal year ended March 31, 2010
Revenues from external customers	53,889,863	38,886,903	8,990,369	162,354	—	101,929,489

Interest income	—	—	—	—	282,746	282,746
Interest expense	(4)	(65,356)	(4,305)	—	63,697	(5,968)
Depreciation and amortization	2,224,742	534,343	647,932	164,697	207,188	3,778,902
Segment profit (loss)	3,124,689	2,857,538	1,901,374	(980,131)	(3,437,139)	3,466,331
Total assets	15,140,905	19,806,612	9,754,921	423,530	65,960,858	111,086,826

As of or for the fiscal year ended March 31, 2009
Revenues from external customers	50,805,661	34,466,153	1,802,771	312,787	—	87,387,372

Interest income	—	—	—	—	705,922	705,922
Interest expense	(1,511)	(52)	—	—	(170,873)	(172,436)
Depreciation and amortization	(2,395,692)	(513,402)	(534,527)	(292,641)	(170,572)	(3,906,834)
Segment profit (loss)	(121,515)	(546,720)	(1,441,697)	(1,274,127)	(2,456,363)#	(5,840,422)
Total assets	17,710,936	15,522,132	5,907,050	696,548	64,077,239	103,913,905
# Including a gain on disposal of a subsidiary of US$157,597 and a loss on dissolution of a subsidiary of US$1,028,875.

As of or for the fiscal year ended March 31, 2008
Revenues from external customers	65,371,010	38,961,753	—	1,210,326	—	105,543,089

Interest income	—	—	—	—	1,615,278	1,615,278
Interest expense	(23,797)	(335)	—	(26)	112,562	88,404
Depreciation and amortization	(2,221,247)	(342,904)	—	(277,191)	(259,376)	(3,100,718)
Segment profit (loss)	2,002,841	2,104,366	—	(1,165,552)	(7,368,768)	(4,427,113)
Total assets	22,647,513	24,639,014	—	1,279,460	60,158,713	108,724,700

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(b)	Net sales by geographic area based on the location of customers are as follows:

	2010	2009	2008
	US$	US$	US$
Australia	555,138	572,326	633,155
Europe	3,326,495	5,616,397	6,258,491
North America	49,212,523	39,333,008	53,644,116
Asia	48,422,656	41,216,419	44,911,592
Other regions	412,677	649,222	95,735

	101,929,489	87,387,372	105,543,089

(c)	Net sales by product/service type

	2010	2009	2008
	US$	US$	US$
Floor care products	51,922,848	46,603,666	59,694,981
Kitchen appliances	558,674	1,176,585	2,274,175
CCM’s	38,910,047	33,340,887	38,902,642
Cellular phone assembly services	8,990,369	1,802,771	—
Others	1,547,551	4,463,463	4,671,291

	101,929,489	87,387,372	105,543,089

(d)	Long-lived assets*

	March 31, 2010	March 31, 2009
	US$	US$
Hong Kong	482,563	453,365
Mainland China	25,258,961	27,212,188

	25,741,524	27,665,553

* Long-lived assets represent land use rights and property, plant and equipment.

(e)	Impairment of property, plant and equipment

The impairment losses of property, plant and equipment for the fiscal years ended March 31, 2010, 2009 and 2008, amounting to US$4,786, US$200,407 and nil, respectively. The impairment losses of US$4,786 are attributable to the “Others” segment for the fiscal years ended March 31, 2010. The impairment losses of US$42,379 and US$158,028 for the fiscal year ended March 31, 2009 were attributable to the “Home appliances” and “Others” segments, respectively. No impairment loss was recognized for the fiscal year ended March 31, 2008.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(f)	Major customers

Customers accounting for 10% or more of the Company’s net sales are as follows:

	2010	2009	2008
	US$	US$	US$
Electrolux S.A. and subsidiaries (“Electrolux”)	52,870,164	41,760,515	45,651,213
Techtronic Industries Company Limited, including Royal Appliance Manufacturing Company Limited (“Royal”)	429,782	7,423,103	16,184,868
Lenovo Mobile Communication Technology Ltd. (“Lenovo”)	10,595,989	1,941,647	490,040

During the fiscal years ended March 31, 2010, 2009 and 2008, 51.9%, 47.8% and 43.3%, respectively, of the Company’s total net sales were made to Electrolux, which is an unrelated customer. As of March 31, 2010, 2009 and 2008, 22.8%, 36.7% and 22.7%, respectively, of the Company’s total accounts and bills receivable were from Electrolux. Electrolux is the customer of the Company’s home appliances segment.

During the fiscal years ended March 31, 2010, 2009 and 2008, 0.4%, 8.5% and 15.3%, respectively, of the Company’s total net sales were made to Royal, which is an unrelated customer. As of March 31, 2010, 2009 and 2008, 0.2%, 9.8% and 16.0%, respectively, of the Company’s total accounts and bills receivable were from Royal. Royal is the customer of the Company’s home appliances segment.

The Company is a contract manufacturer of floor care products that are marketed by Electrolux and Royal under their respective brand names.

During the fiscal years ended March 31, 2010, 2009 and 2008, 10.4%, 2.2% and 0.5%, respectively of the Company’s total net sales were made to Lenovo, which is an unrelated customer. As of March 31, 2010, 2009 and 2008, 26.4%, 9.4% and 1.5%, respectively if the Company’s total accounts and bills receivable were from Lenovo. Lenovo is the customer of the Company’s electronic components segment.

26.	CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, available-for-sale investments, financial assets included in deposits and other assets and accounts and bills receivable.

Substantially all of the Company’s cash and cash equivalents, time deposits, restricted cash, interest receivable, and available-for-sale investments were financial assets that management believes are of high credit quality.

The Company’s concentration on a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any major customers or a decrease or delay in order or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

The Company conducts credit evaluations of its customers but does not require collateral or other security from its customers. The Company makes allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the customers’ credit risk.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	CONCENTRATION OF RISKS (continued)

Current vulnerability due to certain concentrations

The Company’s operations are mainly conducted in Hong Kong and Mainland China with a majority of its sales to the U.S. and Asia. As a result, the Company’s businesses, financial condition, results of operations and cash flows may be influenced by the political, economic and legal environments in the U.S., Hong Kong and Mainland China, and by the general state of the U.S., Hong Kong and Mainland China economies.

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

The following table sets forth the carrying values and estimated fair values of the Company’s financial assets and liabilities recognized as of March 31, 2010 and 2009. There were no material unrecognized financial assets and liabilities as of March 31, 2010 and 2009.

	Carrying value		Fair value
	2010	2009	2010	2009
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	24,808,596	11,312,882	24,808,596	11,312,882
Time deposits	—	4,410,951	—	4,410,951
Restricted cash	4,397,602	4,389,880	4,397,602	4,389,880
Available-for-sale investments	15,989,430	15,985,288	15,989,430	15,985,288
Accounts and bills receivable, net	23,244,365	18,438,329	23,244,365	18,438,329
Financial assets included in deposits and other assets	780,568	759,383	780,568	759,383
Amount due from a related party	28,818	33,011	28,818	33,011
Amount due from a jointly-controlled entity	21,631	69,523	21,631	69,523
Convertible note	—	5,598,487	—	5,600,000
Interest receivable	—	504,000	—	504,000

Total financial assets	69,271,010	61,501,734	69,271,010	61,503,247

	Carrying value		Fair value
	2010	2009	2010	2009
	US$	US$	US$	US$
Current financial liabilities:
Accounts payable and bills payable	6,634,746	7,962,971	6,634,746	7,962,971
Discounted bills	3,363,543	—	3,363,543	—
Accrued salaries allowances and other employee benefits	3,777,337	3,194,216	3,777,337	3,194,216
Other accrued liabilities	6,896,715	6,233,965	6,896,715	6,233,965

Total financial liabilities	20,672,341	17,391,152	20,672,341	17,391,152

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	FINANCIAL INSTRUMENTS (continued)

The carrying amounts of the Company’s cash and cash equivalents, restricted cash, time deposits, accounts and bills receivable, financial assets included in deposits and other assets, amounts due from a jointly-controlled entity and a related party, convertible note, interest receivable, accounts payable, discounted bills, accrued salaries, allowances and other employee benefits and other accrual liabilities approximate to their fair values because of their short maturities. The available-for-sale investments are stated at quoted market price.

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

If the counterparties to the above financial assets fail to perform completely under the terms of their contract/arrangement, the maximum loss, based on the gross fair value of the financial instruments, due to this credit risk would be US$69,271,010 and US$61,503,247 as at March 31, 2010 and 2009, respectively.

28.	FAIR VALUE MEASUREMENTS

Effective April 1, 2008, the Company adopted SFAS No. 157 and in October 2008, the Company adopted FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the non-financial assets and non-financial liabilities subject to FSP 157-2, “Effective Date of FASB Statement No. 157” which is now codified as FASB ASC 820 “Fair Value Measurements and Disclosures”. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability, such as inherent risk, transfer restrictions and risk of non-performance. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	FAIR VALUE MEASUREMENTS (continued)

SFAS 157, as codified as FASB ASC 820 “Fair Value Measurements and Disclosures”, describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s financial assets carried at fair value on a recurring basis are detailed in the table below. The fair values of such financial assets are measured in accordance with SFAS No. 157 using Level 1 inputs, including quoted market price.

Assets measured at fair value on a recurring basis as of March 31, 2010 and 2009 are summarized below:

	Fair Value Measurements
	March 31, 2010	March 31, 2009
	Quoted prices in active markets for identical assets Level 1
	US$	US$
Assets
Available-for-sale investments:
U.S. dollar treasury bills	15,984,640	15,983,290
Listed equity securities	4,790	1,998

Total financial assets measured at fair value	15,989,430	15,985,288

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (all numbers have been adjusted to reflect the Reverse Stock Split)

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

Under the 1997 Plan and the 2005 Plan, which expire in 10 years, options granted generally vest 25% after the first year of service and ratably each month over a further 36-month period.

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

For the fiscal year ended March 31, 2010, no new options were granted. An aggregate of 18,830 options with exercise prices ranging from US$20.00 to US$25.00 per share expired.

The total compensation expense recognized in the SG&A line item in the consolidated statement of operations for the fiscal years ended March 31, 2010, 2009 and 2008 amounted to nil, US$41,861 and US$56,487, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (all numbers have been adjusted to reflect the Reverse Stock Split) (continued)

Changes in outstanding options under both the 1997 Plan and the 2005 Plan during the fiscal years ended March 31, 2010, 2009 and 2008 are as follows:

	2010
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	421,948	13.20-30.56	18.59	5.55	—
Granted	—	—	—
Expired	(18,830)	20.00-25.00	21.68
Exercised	—	—	—
Forfeited	—

Outstanding, at end of fiscal year	403,118	13.20-30.56	18.44	4.78	—

Vested and expected to be vested at March 31, 2010	403,118	13.20-30.56	18.44	4.78	—

Exercisable, at end of fiscal year	337,618	13.20-30.40	16.09	4.99

	2009
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	488,202	13.20-30.56	19.40	5.82	—
Granted	—	—	—
Cancelled	—	—	—
Expired	(56,930)	25.00	25.00
Exercised	—	—	—
Forfeited	(9,324)	13.20-30.56	22.42

Outstanding, at end of fiscal year	421,948	13.20-30.56	18.59	5.55	—

Vested and expected to be vested at March 31, 2009	421,948	13.20-30.56	18.59	5.55	—

Exercisable, at end of fiscal year	356,448	13.20-30.40	16.39	5.70	—

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (all numbers have been adjusted to reflect the Reverse Stock Split) (continued)

	2008
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	501,989	13.20-30.56	19.52	6.71	—
Granted	—	—	—
Cancelled	—	—	—
Expired	(8,175)	25.00	25.00
Exercised	(625)	15.60	15.60		750
Forfeited	(4,987)	13.20-30.56	21.88

Outstanding, at end of fiscal year	488,202	13.20-30.56	19.40	5.82	—

Vested and expected to be vested at March 31, 2008	488,202	13.20-30.56	19.40	5.82	—

Exercisable, at end of fiscal year	412,535	13.20-30.40	17.92	5.80	—

In January 1999, the Board of Directors of Global-Tech adopted an employee stock purchase plan. The plan was approved by the stockholders at the annual meeting of stockholders in March 1999. The total number of common stock which may be granted under the plan is 45,000 shares. Stock grants may be awarded under the plan to the employees, including officers and directors, and non-employee directors and consultants in consideration for their services to the Group.

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

Changes in stock grants during the fiscal years ended March 31, 2010, 2009 and 2008 are as follows:

	2010		2009		2008
	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value
		US$		US$		US$
Non-vested, at beginning of fiscal year	2,250	31,140	3,000	41,520	3,750	51,900
Granted	—	—	—	—	—	—
Vested	(750)	10,380	(750)	10,380	(750)	10,380

Non-vested, at end of fiscal year	1,500	20,760	2,250	31,140	3,000	41,520

The total fair value of the 750 shares of common stock vested during the fiscal years ended March 31, 2010, 2009 and 2008 is US$8,925, US$5,528 and US$9,300, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (all numbers have been adjusted to reflect the Reverse Stock Split) (continued)

Further details relating to the options granted under the 1997 Plan and the 2005 Plan that are outstanding as of March 31, 2010 are as follows:

	Options outstanding as of March 31, 2010			Options exercisable as of March 31, 2010
Number of options	Range of exercise price per option	Weighted average remaining contractual life	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
	US$ (per share)	(years)	US$ (per share)		US$ (per share)
250,751	13.20-15.60	6.29	14.87	250,751	14.87
83,867	19.00-25.00	1.15	19.22	83,867	19.22
68,500	30.00-30.56	3.71	30.55	3,000	30.40

403,118				337,618

As of March 31, 2010 and 2009, there was an unrecognized share-based compensation cost of US$3,938 and US$5,907, respectively, relating to options granted under the 1997 Plan and the 2005 Plan and stock granted to an employee under the 1999 Employee Stock Purchase Plan. The unrecognized compensation cost for options granted and stocks granted are expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

The fair value per option granted during the fiscal year ended March 31, 2007 was estimated on the date of grant using the Black-Scholes option pricing model and which amounted to US$0.9671 to US$2.09, on a weighted-average basis. The expected option life is determined by considering the past exercising history. The weighted average grant date fair value of the options granted during the fiscal year ended March 31, 2007 was US$1.32. No options were granted during the fiscal years ended March 31, 2010, 2009 and 2008.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries (the “PRC Subsidiaries”) are restricted in their ability to transfer certain of their net assets to Global-Tech in the form of dividend payments, loans, or advances. The amounts restricted include net assets of the PRC Subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB312,430,738 (approximately US$45,798,200 ) as of March 31, 2010.

The following is the condensed financial information of Global-Tech on a stand-alone basis:

Balance sheets

	March 31, 2010	March 31, 2009
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	2,032,788	4,816,379
Available-for-sale investments	15,984,640	15,983,290
Prepaid expenses	44,093	37,618
Deposits and other assets	25,923	31,050

Total current assets	18,087,444	20,868,337
Interests in subsidiaries	59,883,699	53,577,139

Total assets	77,971,143	74,445,476

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other accrued liabilities	235,398	244,463

Total liabilities	235,398	244,463

Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,228,564 and 3,227,064 shares issued and outstanding as of March 31, 2010 and 2009	129,143	129,083
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued	—	—
Additional paid-in capital	84,280,027	84,266,412
Accumulated deficit	(7,088,232)	(10,554,563)
Accumulated other comprehensive income	5,078,128	5,021,266
Less: Treasury stock, at cost, 189,587 and 189,387 shares as of March 31, 2010 and 2009	(4,663,321)	(4,661,185)

Total shareholders’ equity	77,735,745	74,201,013

Total liabilities and shareholders’ equity	77,971,143	74,445,476

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of operations

	Fiscal years ended March 31,
	2010	2009	2008
	US$	US$	US$
Net sales	—	—	—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	(907,147)	(919,168)	(739,742)

Operating loss	(907,147)	(919,168)	(739,742)
Interest income, net	36,768	194,161	1,175,121
Equity in profits (losses) of subsidiaries	5,842,060	(6,021,844)	(6,458,631)
Other income (expenses), net	(1,505,350)	906,429	1,596,139

Net income (loss)	3,466,331	(5,840,422)	(4,427,113)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of cash flows

	Fiscal years ended March 31,
	2010	2009	2008
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	3,466,331	(5,840,422)	(4,427,113)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock compensation expense	—	41,861	56,487
Shares issued to an employee	13,675	1,969	1,969
Equity in losses (profits) of subsidiaries	(5,842,059)	6,021,844	6,458,631
Changes in operating assets and liabilities:
Prepaid expenses	(6,475)	(1,344)	(327)
Deposits and other assets	5,127	2,148	228,061
Other accrued liabilities	(9,065)	14,013	(121,796)

Net cash provided by (used in) operating activities	(2,372,466)	240,069	2,195,912

Cash flows from investing activities:
Purchases of available-for-sale investments	(31,977,976)	(25,949,992)	—
Proceeds from disposal of available-for-sale investments	31,926,236	9,979,200	14,672,506
Repayment of amounts due from (advances to) subsidiaries, net	(303,809)	5,877,276	(21,942,192)
Capital injection into subsidiaries	(53,440)	—	(1,858,699)

Net cash provided by (used in) investing activities	(408,989)	(10,093,516)	(9,128,385)

Cash flows from financing activities:
Proceeds from stock options exercised	—	—	9,750
Purchase of treasury stock	(2,136)	(167,738)	—

Net cash provided by (used in) financing activities	(2,136)	(167,738)	9,750

Net decrease in cash and cash equivalents	(2,783,591)	(10,021,185)	(6,922,723)
Cash and cash equivalents at beginning of fiscal year	4,816,379	14,837,564	21,760,287

Cash and cash equivalents at end of fiscal year	2,032,788	4,816,379	14,837,564

(a)	Basis of preparation

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

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 1.4 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2009)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended. (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

4.1	Commission Agreement between Global-Tech and Eyal Lior. (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham. (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C.K. Sham. (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

4.5	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof. (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7	Lease Agreement between Global-Tech and Wing Shing Products Company Limited. (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002. (Incorporated herein by reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech. (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12	Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.14	Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank. (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with HongkongBank. (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

4.16	Supplemental advice letter dated September 30, 2000 from HongkongBank. (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17	Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18	Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.19	Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited. (Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Pentalpha HK Ltd. (Incorporated herein by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.21	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Wing Shing Products (BVI) Co, Ltd. (Incorporated herein by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.22	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.23	Credit Facility Agreement dated December 5, 2002 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.23 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.24 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank (Incorporated herein by reference to Exhibit 4.25 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.26	Banking facilities letter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd. and HongkongBank. (Incorporated herein by reference to Exhibit 4.26 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.27	Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with HongkongBank. (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.28	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.28 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.29	Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd. (Incorporated herein by reference to Exhibit 4.29 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.30	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.31	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.32	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2005.)

4.33	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.35 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.34	Credit Facilities Agreement dated November 18, 2005 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Limited. (Incorporated herein by reference to Exhibit 4.36 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.35	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.37 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.36	Credit Facilities Agreement dated March 21, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.38 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.37	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. (Incorporated herein by reference to Exhibit 4.39 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.38	2005 Stock Option Plan of Global-Tech. (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.39	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited. (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2006.)

4.40	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co Ltd. (Incorporated herein by reference to Exhibit 4.42 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

4.41	Banking Facility Letter dated September 20, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.43 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

4.42	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. (Incorporated herein by reference to Exhibit 4.44 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2007.)

Exhibit Number	Description of Document
4.43	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Global Optics Limited. (Incorporated herein by reference to Exhibit 4.43 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2009)

4.44	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Global Household Products Limited (Incorporated herein by reference to Exhibit 4.44 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2009)

4.45	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.45 to Global-Tech’s Annual Report in Form 20-F for the fiscal year ended March 31, 2009)

4.46	Banking Facility Letter dated February 2, 2010 between Standard Chartered Bank and Global Household Products Limited *

4.47	Banking Facility Letter dated January 29, 2010 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. *

4.48	Banking Facility Letter dated November 26, 2009 between Standard Chartered Bank and Dongguan Wing Shing Electrical Products Factory Company Limited. *

4.49	Banking Facility Letter dated March 23, 2009 between China Construction Bank and Dongguan Wing Shing Electrical Products Factory Company Limited. *

4.50	Banking Facility Letter dated September 2, 2009 between China Construction Bank and Dongguan Wing Shing Electrical Products Factory Company Limited. *

8.1	List of Subsidiaries. *

11.1	Code of Ethics. (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer. *

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer. *

13.1	Certification by Chief Executive Officer. *

13.2	Certification by Acting Chief Financial Officer. *

15.1	Consent of Independent Registered Public Accounting Firm (BDO Limited) *

15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young)*

99.1	Letter from Ernst & Young to the Commission Regarding Item 16F. *

*	Filed Herewith

E-4