Form 20-F
period 2011-03-31
GLOBAL-TECH ADVANCED INNOVATIONS INC.
filed 2011-08-31
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

Attn: John C.K. Sham

12/F., Kin Teck Industrial Building

26 Wong Chuk Hang Road

Aberdeen, Hong Kong

Tel.: (852) 2814 0601

Fax: (852) 2873 0591

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

3,229,590 Common Shares, par value $0.04 per share

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item that the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

The terms “Global-Tech,” “we,” “the Company,” the “Group,” “us” and “our” as used in this annual report on Form 20-F, or annual report, refer to Global-Tech Advanced Innovations Inc. (formerly known as Global-Tech Appliances Inc.), a British Virgin Islands corporation, and its consolidated subsidiaries, except where the context requires otherwise. The terms “China,” “Hong Kong” and “Macau” as used in this annual report refer to the People’s Republic of China (the “PRC”), the Hong Kong Special Administrative Region of China and the Macau Special Administrative Region of China, respectively.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2011,” for example, refers to the fiscal year ended March 31, 2011.

Our financial statements are reported in U.S. dollars (see Note 3(p) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars.

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

The selected consolidated statement of operations data for the fiscal years ended March 31, 2009, 2010 and 2011 and the selected consolidated balance sheets data as of March 31, 2010 and March 31, 2011 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2007 and 2008 and the selected consolidated balance sheets data as of March 31, 2007, 2008 and 2009 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

Please see Item 4.A—“Information on the Company”—“Recent Developments” on page 12 of this annual report for a detailed discussion of the Company’s plans to exit the home appliances business.

	Fiscal Year Ended March 31,
	2007	2008	2009	2010	2011
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$60,291	$105,543	$87,387	$101,929	$100,955
Cost of goods sold	(56,763)	(94,976)	(81,500)	(84,889)	(91,062)

Gross profit	3,528	10,567	5,887	17,040	9,893
Selling, general and administrative expenses	(12,454)	(12,803)	(13,075)	(14,096)	(15,829)
Other operating income (loss), net	608	(143)	1,674	180	1,106

Operating profit (loss)	(8,318)	(2,379)	(5,514)	3,124	(4,830)
Interest income, net	1,437	1,704	533	276	536
Other income (expenses), net	1,728	(1,809)	432	455	311
Loss on dissolution of a subsidiary	—	—	(1,029)	—	—
Gain on disposal of subsidiaries	3,952	—	158	—	—
Share of losses of jointly-controlled entities	(187)	(346)	—	—	—

Net income (loss) before income taxes	(1,388)	(2,830)	(5,420)	3,855	(3,983)
Benefit from (provision for) income taxes	144	(1,597)	(421)	(389)	(204)

Net income (loss) before non-controlling interests	(1,244)	(4,427)	(5,841)	3,466	(4,187)
Non-controlling interests	77	—	—	—	175

Net income (loss)	$(1,167)	$(4,427)	$(5,841)	$3,466	$(4,012)

Basic and diluted net income (loss) per share of common stock	$(0.38)	$(1.45)	$(1.91)	$1.14	$(1.32)

Basic and diluted weighted average number of shares of common stock(1)	3,056	3,057	3,051	3,038	3,039

(1)	The Company executed a 4-for-1 reverse stock split of its common stock effective as of December 10, 2008. All numbers have been adjusted to reflect this reverse stock split on a retroactive basis.

	At March 31,
	2007	2008	2009	2010	2011
	(In thousands)
Balance sheet data:
Working capital[1]	$50,559	$43,995	$46,362	$51,870	$45,170
Total assets	100,281	108,725	103,914	111,087	119,936
Net assets[2]	79,380	78,243	74,201	77,736	76,337
Total debt[3]	—	1,600	—	—	12,585
Shareholders’ equity	79,380	78,243	74,201	77,736	76,337

(1)	Working capital is the excess of current assets over current liabilities.
(2)	Net assets are the excess of total assets over total liabilities and non-controlling interests.
(3)	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and non-current portion of long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

The global economic and financial crisis. The global economic and financial market crisis that began in 2008 continues to cause, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced consumer spending, all of which has had and will continue to have a negative effect on our business, results of operations and financial condition. Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users. Recent economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, and may reduce their ability to pay for our products and services after purchase. Similarly, our suppliers may not be able to supply us with needed raw materials or components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins. We cannot predict the timing or duration of these negative market conditions or the timing or strength of any economic recovery. If the economy or markets in which we operate remain weak or deteriorate further, our business, financial condition and results of operations will be materially and adversely impacted.

Inflation and increased labor costs. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. We generate all revenues from sales of products that we manufacture at our facilities in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in an increase in inflation and the average cost of labor, especially in the coastal cities. China’s consumer price index, the broadest measure of inflation, rose 4.9% in January 2011 from the level in January 2010. China’s overall economy and the average wage in the PRC are expected to continue to grow. For example, wages of our direct labor workforce increased substantially in fiscal 2011 and at March 31, 2011, average wage level was approximately 55.6% higher than that at March 31, 2010. Continuing increases in China’s inflation and material increases in the cost of labor would diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

Dependence on major customers. In fiscal 2011, over 96.6% of our sales of home appliances and 41.6% of our consolidated net sales were to one customer, the Electrolux Group. Electrolux is not contractually obligated to purchase floor care products from us, and we only sell to them on the basis of individual purchase orders when received.

In June 2011, the Company’s Board of Directors approved a plan to exit the home appliances business. The Company expects production of floor care products to continue until the earlier of January 15, 2012 or such time as Electrolux successfully transitions to alternate vendors. For a more detailed discussion of the Company’s plans to exit the home appliances business, see Item 4.A—“Information on the Company”—“Recent Developments” on page 12 of this annual report.

Our five largest Electronic Components and EMS customers represent 68.4% and 98.3% of net sales of their respective segments, respectively, and 28.9% and 14.4%, respectively of consolidated net sales in fiscal 2011. We have no contractual arrangements with these customers and only sell to them based on purchase orders received. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

Penalties for workforce reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of each individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. We can expect to incur much higher costs under China’s labor laws if in the future, we downsize our workforce in any significant manner and such costs could have a material adverse effect on our financial results and financial condition.

As discussed in more detail in Item 4.A—“Information on the Company”—“Recent Developments” on page 12 of this annual report, the Company’s board of directors has approved a plan for exiting the home appliance business, which will likely necessitate a restructuring of the Company’s labor force, which will likely result in the Company incurring penalties under the Labor Contract Law.

PRC Social Insurance Law. In October 2010, China promulgated the Social Insurance Law of the People’s Republic of China (the “Social Insurance Law”), which became effective as of July 1, 2011. Before its promulgation, China’s social insurance policies were implemented through a web of rules and regulations at both national and local levels. The Law unifies previous, scattered laws that relate to social insurance matters. The Social Insurance Law expressly clarifies that the social insurance system in China includes pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, all of which are mandatory for employees of companies operating in the PRC. Both employers and employees are required to make contributions for pension, medical and unemployment insurance, while only employers are required to make contributions for work-related injury insurance and maternity insurance.

The Social Insurance Law does not specify the contribution rates or the basis for calculating each kind of social insurance, which leaves room for local governments to implement the Social Insurance Law in light of their local economic realities and consistent with the national policy. Currently, contribution rates are determined at the provincial or municipal level and many local governments have not yet established contribution rates.

Previously, the Company adhered to a policy of accruing and expensing social insurance premiums equivalent to two years of such costs, without regard to actual payments. The Company has assessed the potential for retroactive application of the Social Insurance Law and concluded that such retroactive application is neither likely nor calculable. In prior years, new accruals were offset by a resulting reversal of accruals made two years prior. However, should the local government rates or applicability ultimately differ from those used by the Company, it could have a material adverse effect on our financial results and financial condition.

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

On July 21, 2005, the PBOC decided to abandon its policy of pegging the Renminbi to the U.S. dollar and instead decided to link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi to 8.11 to the U.S. dollar from 8.28 as the Chinese government took its first step towards a floating currency. During fiscal 2011 the Renminbi was allowed to appreciate to between 6.5662 and 6.8274 to the U.S. dollar and subsequently it has appreciated to 6.4442, as of July 29, 2011. This appreciation has made Chinese products more expensive for U.S. companies. To the extent our operations are based in China, we are exposed to foreign exchange risk with respect to the Renminbi, which could continue to adversely impact our financial position and results of operations.

Credit terms in the PRC. Some of the Company’s major customers in the PRC are granted credit terms of up to 210 days. Most of the other customers are granted 60 days from the end of the month of shipment. The Company obtains credit insurance when available but a default by any of our major customers in their obligation to pay us would have a material adverse effect on our financial position and results of operations.

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

Change in PRC taxation. Under PRC tax law before 2008, the Company was subject to a lower overall effective tax rate than some U.S. domiciled corporations because of the location of its business operations. However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE”, some of our subsidiaries enjoyed preferential tax treatment. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC enterprise income tax rate of 25%. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by the tax authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

PRC taxation on deemed income. The PRC tax authorities could determine that any inter-company payable account in accordance with the PRC GAAP could be deemed income if such inter-company payables can not to be settled and therefore subject to taxation. In accordance with FIN 48, we evaluated our position and determined that such inter-company payables will be settled, and particularly, since prior year tax assessment have been confirmed with the PRC tax authorities, deeming such inter-company payables as income was not more likely than not . However, if the PRC tax authorities deem our inter-company payables of our PRC subsidiaries as income, it would have a material impact on our financial position and results of operations

PRC taxation on worldwide income. We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Also, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No. 82, Notice on the Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the Place of Effective Management Criteria , or Circular 82, with retrospective effect from 1 January 2008. According to Circular 82, any enterprise established under the law of a country or region other than the PRC but whose main investor is a PRC enterprise or Group shall be recognized as a resident enterprise for PRC tax purposes if all the following criteria are met: (i) the senior executives responsible for its daily production or business operations and the place where such responsibilities are carried out are mainly located in China; (ii) decisions about its finances (such as borrowing, lending, financing and managing financial risk) and human resources (such as staff recruitment, termination, and remuneration policies) are made or approved by organizations or individuals located in China; (iii) its major properties, accounting books and records, company seal, board minutes and resolutions, shareholders’ meeting minutes, etc. are kept in China; and (iv) 50% or more of its voting directors or its senior executives habitually reside in China. The principle of “substance over form” applies when determining the place of effective management. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue. We believe the risk of being recognized as a PRC resident enterprise under the EIT Law is very low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our results of operations.

Potential taxes on dividends and sale of our stock. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our common shares, or the gain our investors may realize from the transfer of our common shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if our investors are required to pay PRC income tax on the transfer of our common shares, the value of their investment in common shares may be materially and adversely affected.

Passive foreign investment company. Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for fiscal 2011, and we do not expect to be a PFIC in fiscal 2012 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to our investors if they are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.

If we are a PFIC for any taxable year during which a U.S. investor holds our common shares, unless the U.S. investor made a mark-to-market election the U.S. investor would be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. investor’s holding period for the common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. investor’s holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our common shares, which is subject to change. We cannot assure that we will not be a PFIC for 2011 or any future taxable year. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences.”

Cost of raw materials. We are dependent upon outside suppliers for all of our raw material needs, including plastic resins, and are subject to price increases in these raw materials. The plastic resins we use are derived from natural gas liquids, and prices of these plastic resins have fluctuated in line with the fluctuation in natural gas and crude oil prices, as well as the relative capacity, supply and demand for the resin and petrochemical intermediates from which plastic resins are produced. During fiscal 2011, the price of plastic increased 56.7% overall but subsequently has increased as a result of the recovery in crude oil prices. We have no long-term supply contracts for the purchase of plastic resin, but we generally maintain a 30-day supply. We have limited ability to increase product prices in response to plastic resin or other material cost increases. We closely monitor crude oil prices that normally affect the price of plastic resin and our inventory levels to ensure we can complete our orders on hand. If our reserves are not sufficient for our production requirements, we have to buy plastic resin at potentially higher prices in order to meet our delivery schedules. There can be no assurance that we will be able to purchase the necessary quantities of plastic resin and other raw materials at reasonable prices. Any future increase in the cost of plastic resins or other raw materials or our continuing inability to pass the increased cost of these or other raw materials onto our customers or to purchase sufficient quantities of plastic resins will have a material adverse effect on our business, results of operations and financial condition.

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

Unsecured cash, cash equivalents and short-term investments. We have cash and short-term cash equivalent instruments, available-for-sale investments which are invested with third party financial institutions that may not be insured or exceed the insurance limits of the Federal Deposit Insurance Corporation (“FDIC”) or other government insurance agencies. While we make an effort to monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. We have not experienced any loss in our cash and cash equivalents to date or lack of access to cash in our operating accounts. We also invest excess cash in immediately available and short-term interest bearing cash equivalent instruments. If a commercial bank or financial institution in which we have our funds deposited should become insolvent or be taken over by the FDIC or other governmental insurance agencies, we could have significant unrecoverable cash deposits. A loss in cash deposits would have an adverse impact on our business, results of operations and financial condition.

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

Potential patent infringement or similar claims. Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, third parties may nevertheless claim (and in the past have claimed) that our processes and products infringe their intellectual property and other rights. Our strategy of developing new innovative products across multiple business lines presented significant infringement claim risks both internationally and in the United States. We compete with other companies for contracts in some small or specialized industries, which increases the risk that the other companies will develop overlapping technologies leading to an increased possibility that infringement claims will arise. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert our management’s attention from operating our businesses. In order to resolve such proceedings, we may need to obtain licenses from these third parties or substantially re-engineer or rename our products in order to avoid infringement. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer or rename our products successfully.

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

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in Dongguan, China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in certain Western countries. We currently maintain property damage insurance in the aggregate of approximately $71.1 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $21.9 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood, force majeure or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Dependence on distributions from operating subsidiaries and currency fluctuation. We have no direct business operations, other than our ownership of our subsidiaries. If we decide to pay dividends in the future, as a holding company, our ability to pay dividends and meet other obligations would depend upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries may also be subject to restrictions on their ability to make distributions to us, including, among others, restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions, particularly as it relates to our PRC subsidiaries. Since we do not engage in hedging or other similar transactions, extraordinary currency fluctuations could have a material adverse effect on our business, results of operations and financial condition.

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”), directors and family members of directors of the Company beneficially own approximately 67.3% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 44.0% by the estate of Kwong Ho Sham, who prior to his passing, served as the Chairman of the Company’s Board of Directors, and 56.0% by our Chief Executive Officer, John Sham, who currently serves as a director. Voting control of Wing Shing Holdings was held approximately 34.3% by Kwong Ho Sham and approximately 65.7% by John Sham. As a result, Wing Shing Holdings and its shareholders and their family members are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs. In June 2011, Kwong Ho Sham established a trust that would own his portion of Wing Shing Holdings’ shares in the Company. Upon his passing, 303,070 shares currently owned by Wing Shing Holdings would go into this trust and 385,757 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of July 31, 2011, the transfers had not been officially executed but are expected to occur during fiscal 2012. John C.K. Sham, as a trustee of his father’s charitable trust, declines beneficial ownership of any of the trust’s shares.

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

Our status as a foreign private issuer. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). As such, we are exempt from certain of the reporting requirements under the Exchange Act and corporate governance standards of the Nasdaq Stock Market (“Nasdaq”). Because of these exemptions, investors are not afforded the same protection or information generally available to investors holding shares in public companies organized in the United States or traded on the Nasdaq. However, Nasdaq does not exempt foreign private issuers from independent audit committee requirements and we are required to disclose any significant ways our current corporate governance practices differ from those followed by domestic companies under Nasdaq listing standards. In addition, our Chief Executive Officer must notify Nasdaq if one of our executive officers becomes aware of any material non-compliance with any applicable Nasdaq corporate governance listing standards to Nasdaq. Please see “Item 16G—Corporate Governance” for more information.

Reciprocal enforcement of foreign judgments. No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

Delisting of our common shares. Our Common Stock is currently quoted on the Nasdaq Capital Market. The Company must satisfy certain minimum listing maintenance requirements to maintain such quotation, including a series of financial tests relating to shareholders equity or net income or market value, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 per share for the Common Stock. If our Common Stock is delisted from the Nasdaq Capital Market, then our Common Stock may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. Delisting from The Nasdaq Capital Market could make trading our Common Stock more difficult and expensive for the Company to raise additional capital and may have an adverse impact on the overall value of our Common Stock.

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

Recent Developments

In recent years, profit margins in the home appliance business have been rapidly decreased, at least in part, due to the rising cost of raw materials and labor in the PRC together with the unwillingness on the part of customers to offset these costs through price increases or reimbursements. Current customer pricing demands no longer reflect actual production costs and as a result, the Company’s home appliances segment suffered significant operating losses in fiscal 2011. Based on recent pricing data and estimated production forecasts, we expected that the Company’s continued production at fiscal 2011 levels would have resulted in our incurring both operating and actual cash losses in fiscal 2012.

In response to the foregoing, on June 3, 2011, our Board of Directors approved plans to exit the home appliances business. The Company expects production of certain floor care products to continue until January 15, 2012 by which time Electrolux, our sole remaining customer in the home appliances segment, will have successfully transitioned production to alternate vendors (the “Transition Period”). We intend to exhaust all remaining inventory during the Transition Period and any orders for additional raw materials made during the Transition Period will be made based on purchase orders received.

Substantial pricing adjustments have been accepted by Electrolux which will ensure that margins are returned to acceptable levels during the Transition Period.

Prior to reaching the decision to disengage from the home appliances business, the Company was engaged in prolonged negotiations with current customers in an effort to adjust pricing to levels necessary to achieve acceptable margins. Unfortunately, we were unable to secure long-term pricing adjustments that returned us to practical margin levels. In addition, as an alternative to exiting the home appliances business, we entered into discussions with potential joint venture partners, but the slowdown in the economy together with increasingly slim margins in the home appliances business prevented any such arrangements from being made.

By exiting the home appliances business, the Company will be free to devote its full focus and efforts on its other business segments, specifically the electronic components and EMS segments, which we believe have greater potential for growth. Our exit from the home appliances business may result in short-term losses resulting from one-time costs related to work-force reductions and other “wrap-up” activities, which we are hopeful will be offset, at least in part, by revenue generated by the higher margins in effect during the Transition Period. Any financial statement effects will be determined and disclosed in our annual report immediately following the completion of our disengagement from the home appliances business. Aside from these one-time costs, we are hopeful that by exiting the home appliances business, the Company will generate significant cash savings and improved earnings. The Company intends to lease the facilities which previously housed our home appliances business, which, if successful, could generate additional income while creating little or no additional costs.

B.	Business overview.

Historically, the Company was primarily an exporter of a wide range of small electrical appliances to North American and European markets. However, the Company’s continuing efforts to diversify its business has resulted in nearly half of its revenues for fiscal 2011 being derived from the Chinese domestic telecommunications market.

During fiscal 2011, the Company operated in four business segments: (i) home appliances; (ii) electronic components; (iii) electronic manufacturing services (“EMS”); and (iv) others. (See Item 4.A—“Information on the Company”—“Recent Developments” for a full discussion regarding the Company’s plans to exit the home appliances business in fiscal 2012.)

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

Home Appliances

Please see Item 4.A—“Information on the Company”—“Recent Developments” for a full discussion regarding the Company’s plans to exit the home appliances business in fiscal 2012.

At its inception, the focus of our home appliance business was personal beauty products, and over time, gravitated towards the manufacture of small kitchen electronics and floor care products, the latter category ultimately becoming the sole focus of our home appliance business. In connection with our production of small kitchen electronics and floor care products, we partnered with many of the leading brands in the United States and Europe, as market conditions in their home markets required them to procure finished products from the Far East to remain competitive. However, we were ultimately unable to remain competitive in the small kitchen electronics category as competitors offered increasingly less expensive products and mass market retailers drove down retail prices. As a result, in fiscal 2011, we produced only vacuum cleaners as they require sophisticated and complex manufacturing equipment and processes and/or significant investment in motor manufacturing equipment and large scale plastic injection molding machines.

Strategy

Due to decreasing profit margins, the home appliances business is no longer sufficient to support a development staff and has become purely an original equipment manufacturer (“OEM”) business. Our business strategy for fiscal 2011 was to remain a reliable manufacturer for major brand marketers in North America and Europe and to concentrate exclusively on those products that required complex manufacturing equipment. However, significant cost increases, both in raw materials and labor, left our customers with no choice other than to accept price increases or seek alternative vendors for the manufacturing of their products as production at current pricing levels is no longer practical.

Accordingly we established a cooperative transition program with our customers that provided pricing relief for us and allowed our customers to organize the transition of their tooling to other vendors while at the same kind building their inventories of finished goods. During the Transition Period, our efforts will be focused on manufacturing quality products in an efficient manner while operating in a potentially disruptive environment. Cost control will be critical during this period.

We expect to lease some or all of the facilities currently utilized for the home appliance business. Discussions are ongoing with potential lessees wishing to utilize the facilities, including the existing equipment. In the alternative, in the event we are unable to secure a tenant who will utilize the equipment, we believe that we will be able to lease the space to potential lessees who will use the space as a warehouse. Real estate, especially space as large and contiguous as ours, is at a premium in Dongguan, the city in which our facilities are located.

Please see Item 4.A—“Information on the Company”—“Recent Developments” for a full discussion regarding the Company’s plans to exit the home appliances business in fiscal 2012.

Products

During fiscal 2011, we primarily manufactured floor care products along with a few small electrical household appliance products, based on product specifications provided by customers. In fiscal 2011, we produced approximately 1.7 million appliance units, compared to 2.4 million units in fiscal 2010.

The following table reflects our net sales for each product category in fiscal 2011, 2010 and 2009:

	Fiscal Years Ended March 31,
	2011	2010	2009
	(In thousands)
Product category:
Floor care products	$39,877	$51,880	$45,410
Kitchen appliances	1,081	559	1,177
Others (1)	2,528	1,451	4,219

Total	$43,486	$53,890	$50,806

(1)	Includes electric motors for floor care, travel products, environmental care products and accessories for each of our product categories as well as tooling income for procurement, design and manufacturing of tooling and molds.

Floor care products. We started manufacturing floor care products in fiscal 2000. Our floor care products included hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 91.7%, 96.3% and 89.4% of our net sales in our home appliance business in fiscal 2011, 2010 and 2009, respectively. As a contract manufacturer, our sales in this category were principally driven by our product quality, testing systems, sophisticated electric motor production, and our existing tooling and injection molding machinery for large plastic parts.

Kitchen appliances. We began manufacturing kitchen appliances in fiscal 1992. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, and indoor grills. However, by fiscal 2002, we were unable to maintain adequate operating margins as these products became heavily commoditized. Accordingly, we ceased our marketing efforts for this category following fiscal 2002. Kitchen appliances represented 2.5%, 1.0% and 2.3% of our net sales in our home appliance business in fiscal 2011, 2010 and 2009, respectively.

Product Design and Development

During fiscal 2011, our design and development efforts were limited to supporting our existing customers’ programs. As a result of the business becoming increasingly commoditized, no investments were made in fiscal 2011 to support any further independent design or product development efforts, except for some limited design work on products we hoped to market in the PRC.

Our expenditures for design and development of home appliance products were approximately $0.2 million in fiscal 2009, $0.3 million in fiscal 2010 and $0.2 million in fiscal 2011.

Manufacturing

Our principal production facility for the home appliances business is located in the township of Dongguan, Guangdong Province, China, within a self-contained 207,300 square meter vertically-integrated manufacturing complex. Vertical integration in the home appliance business enabled us to manufacture high-quality products cost effectively. It also allowed us to emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We have made a significant investment in machinery to create the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enabled us to efficiently produce many of our components and assemble these components to create our finished products. We manufactured most of our motors and other components, including thermostats, plastic parts, metal and die-casting parts, switches and circuit boards. We also have a multi-faceted coatings line and pad printing capability. We sub-contracted the production of certain components when they could be purchased from other suppliers at lower prices, when we did not have the specialized machinery to produce the component, or when we could allocate our production capacity more efficiently to alternative tasks. However, we did not generally depend on other manufacturers to provide key parts or accessories.

Generally, our production schedule was based on purchase orders and forecasts received from our customers once tooling was completed, typically covering a period of three to six months. The first 45 days of orders to be shipped pursuant to the forecasts were generally firm. Later shipments often varied from initial forecasts, depending on the needs of the customer. There were no binding agreements for forecasted orders and thus forecasted orders could be canceled at any time without penalty to the customer or recourse to us.

Our physical space is less than fully utilized. Excluding dormitories, cafeterias and recreation areas, roads and portions of land reserved for future expansion, the completed production area dedicated to home appliances is approximately 88,490 square meters.

During fiscal 2011, on average we utilized approximately 60% of our manufacturing facility’s production capacity; however, at peak periods utilization exceeded 90% and many of our larger injection molding machines and our electric motor line were operating at capacity. Specialized skills are generally not required for most of our manufacturing workforce, however, due to demand for labor in Guangdong Province exceeding supply, the cost of labor has increased substantially and is expected to continue for the foreseeable future.

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

Suppliers

During fiscal 2011, we obtained over 5,236 different component parts from approximately 400 major suppliers and were not dependent upon any single supplier. Certain of our major component parts, such as plastic, metal sheets and packaging, were purchased solely from outside suppliers. Others, such as motors and electrical and electronic parts, were either manufactured by us or purchased from outside suppliers, depending on the complexity of the component and the capacity of our facilities at the time. We believe that we could obtain all of these components from alternate sources if necessary. Raw materials, electronic components and other parts are either sourced in China or from other countries, primarily the United States, Japan and Germany. Raw materials from outside China are generally shipped through Hong Kong and then transported by truck to our factory in China. Transactions with our suppliers are based on purchase orders issued by us from time to time and we have no other written agreements with our suppliers. Orders for components are based on actual orders and forecasts that we receive from our customers that reflect anticipated shipments during the production cycle for a particular model. Many of the raw materials used in our products including plastics that are purchased outside China are subject to any applicable duties.

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

Major Customers

Sales to Electrolux commenced in 2004 and represented 47.8%, 51.9% and 41.6% of our consolidated net sales in the three consecutive fiscal years ended March 31, 2011, respectively. As discussed in more detail above, the Company is in the midst of disengaging from the home appliances business and Electrolux is currently in the process of transitioning its production needs to alternate vendors. Please see Item 4.A—“Information on the Company”—“Recent Developments” for a full discussion regarding the Company’s plans to exit the home appliances business in fiscal 2012.

Competition

We believe that the markets for home appliance products are mature and highly competitive and that competition is based upon several factors, primarily price, but also product features and enhancements and new product introductions. During fiscal 2011, we competed with established companies in Hong Kong and China, a number of which have substantially greater technical, financial and marketing resources than us. Competition for contract manufacturing products is based primarily on unit price, product quality and availability and service.

Intellectual Property Rights

We currently hold 31 patents, none of which were approved in fiscal 2011. Our patents are registered in various jurisdictions, including the United States, the United Kingdom, China and France. We hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others. We no longer manufacture many products incorporating our patents and intellectual property and do not consider any of our intellectual property rights to have a material impact on our business.

Discontinued Operations

Assuming the successful completion of our exit strategy from the home appliances business in fiscal 2012, the home appliances segment will be accounted for as a discontinued operation for reporting purposes in our annual report on Form 20-F for fiscal 2012.

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

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market complementary metal oxide semiconductor (CMOS) camera modules (“CCM’s”) to cell phone manufacturers in China and to develop household electronic products incorporating optical systems. In fiscal 2011 our net sales of CCM’s were $42.6 million, which represents a 9.5% increase over fiscal 2010 net sales of $38.9 million.

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

Strategy

Our strategy for electronic components is to expand our CCM business by providing higher resolution camera modules, initially to the domestic Chinese telecommunications market, and eventually expand into PDA’s and into other non-telecommunication applications utilizing miniature cameras, such as home security systems and medical devices. Allied with our production capabilities that will be transferred from home appliances and in the electronic manufacturing services group we expect to offer finished products incorporating CCM’s in addition to providing components. Other key aspects of our strategy are:

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and are only available from a few vendors. While the Company has no binding agreements with its vendors, we have established a long-standing and mutually beneficial relationship with a major sensor company that views our PRC-based operations as an opportunity to access many of the PRC cellular phone manufacturers. It is by virtue of this relationship, as well as relationships with other vendors, that the Company receives valuable technical support essential to the business and product development programs. These relationships are critical to the development of new products and the expansion of existing product lines.

Innovative product development. We research applications for CCM’s, either as a component or a critical feature of an electronic product. Our main emphasis currently is in developing higher pixel count and clearer resolution CCM’s as well as some innovative finished products incorporating CCM’s for the home security market.

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

Products

We started manufacturing CCM’s early in fiscal 2006 primarily utilizing 0.3 megapixel CMOS sensors. Sales in fiscal 2011, 2010 and 2009 were $42.6 million, $38.9 million and $34.5 million respectively. As pricing for VGA cell phone cameras continued to decline by at least 20% per annum, we developed higher pixel count camera modules and introduced 1.3 and 2.0 megapixel versions in fiscal 2009 and 3.0 and 5.0 megapixel versions in fiscal 2010. The original VGA business has developed into a low margin commodity, which adversely impacts unit revenues and overall profitability. However, we will continue to provide our customers with these products as well as continue developing higher pixel units in 2012 and work on developing other features such as automatic focusing. Our aim in 2011 was to reduce the share of 0.3 megapixel units to less than 50% of our unit volume and we advanced this, going forward we will direct our resources to selling more of our higher pixel units with more satisfactory margins.

Product Design and Development

The development group for electronic components consists of a small team of software and optical engineers supported by a large number of process, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our principal sensor supplier for new technology and expanded features.

Our expenditures for design and development of electronic components were $0.4 million, $0.4 million and $0.3 million in fiscal 2011, 2010 and 2009, respectively.

Manufacturing

Two of the buildings in our manufacturing complex in Dongguan have been converted into a high-tech facility for our electronic component and telecommunication manufacturing service business operated as Dongguan Lite Array Company Limited (“DGLAD”). Class 1000 clean rooms of over 1,680 square meters have been constructed out of a total of 8,000 square meter production and office space for the electronic component business. Since our CCM manufacturing capacity was constrained throughout fiscal 2008, we expanded our DGLAD clean rooms four times in fiscal 2008 and added surface mount, assembly and testing equipment. Subsequently as the business matured and we produced less of the commodity modules, we were able to improve our mix and profitability without further investment in equipment. We now have in place the capacity to produce up to 3 million CCM’s a month but operated at over 90% of capacity in 2011. However, we expect to be operating at close to capacity at certain peak demand periods in fiscal 2012.

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

Major customers

Sales to our largest CCM customer in fiscal 2011 (Lenovo Mobile Communication Technology Company Limited) accounted for $12.7 million or 12.6% of consolidated net sales in fiscal 2011.

Our top five customers represented 28.9% of our consolidated net sales in fiscal 2011 and 68.4% of segment sales. Three of them were EMS as well as electronic component customers.

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

Intellectual Property Rights

We currently hold 25 patents, primarily registered in the PRC. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. There can be no assurance that steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others.

Electronic Manufacturing Services (“EMS”)

At present our EMS business consists of two primary services: (i) surface mount technology (“SMT”) for printed circuit board assembly; and (ii) cell phone assembly, which usually incorporates our CCM’s and printed circuit board and packaging. We invested in SMT machines and assembly equipment along with clean rooms and areas in late 2008 and revenues in fiscal 2009 were $1.8 million. The first full year of EMS business in fiscal 2010 saw expansion of the business to $9.0 million in revenues and a further expansion of capacity was implemented in 2011. Revenues in fiscal 2011 increased to $14.7 million. All of our customers for EMS are in the PRC and we charge them for our services in Renminbi.

Strategy

Our strategy for EMS is to build on our electronic components business by offering manufacturing services to firstly our existing telecommunication customers but also to new customers that want to outsource some of their products. The first service we offered was automated SMT assembly for printed circuit boards which was then followed by final cell phone assembly including all relevant testing procedures. Our strategy is to establish close relationships with our telecommunication customers and potentially establish partnerships and/or joint ventures.

EMS requires significant investment not only in expensive SMT Machines and testing equipment but also in working capital. Large telecommunication customers in the PRC expect up to 150 day terms and vendors only grant 15 to 30 day terms. Since we are effectively debt free we can use our resources to maintain necessary capital expenditures and support working capital.

With our existing systems and capabilities we are also offering assembly services to non-telecommunication customers. We secured two major customers for fiscal 2011 and will continue to explore further opportunities going forward. We believe the growth potential for EMS far exceeds our other segments.

Manufacturing

Our EMS business currently occupies 25,600 square meters of production space in two of our buildings in our Dongguan, PRC facility.

We have one clean room containing ten SMT machines, three of which we acquired in 2011. We also have twenty assembly and eleven packing lines.

For fiscal 2012 we will have the capacity to produce over fifteen million circuit boards and assemble over fifteen million cell phones. Our capital investment to date is US$10.9 million of which we spent US$3.6 million in 2011.

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

Our experience and processes in quality control gained through our other businesses is being applied effectively in our EMS operation.

Major Customers

Revenues from our largest EMS customer in fiscal 2011 (Shenzhen TINNO Mobile Technology Co., Ltd.) amounted to $13.7 million or 13.6% of consolidated net sales in fiscal 2011, of which $8.3 million or 8.2% were contributed from the EMS segment.

Revenues from our top five EMS customers represented 14.4% of our consolidated net sales and 98.4% of segment sales in fiscal 2011, respectively.

Marketing

Our marketing efforts were initially directed towards existing telecommunication customers for electronic components in the PRC. As their businesses, particularly exports to the third world continued to grow, they sought subcontract partners that would also be able to defray some of their working capital investment.

Our willingness to invest in the necessary equipment and the quality and reliability of our production team satisfied our potential customers that subcontracting was a cost efficient way for them to continue to grow their business. As our relationship with a number of key PRC telecommunication brands has flourished, we expect an increase in their outsourcing activities, particularly final assembly and packing. We continue seeking new customers since many of our large existing customers are able to resist necessary price increase to compensate for labor inflation.

Competition

The EMS business, while capital intensive, is extremely competitive as it does not require complex proprietary technology. In order to compete effectively we need to emphasize our quality and reliability rather that trying to match competitor’s prices. Major telecommunication companies primarily require timeliness, quality and reliability, and will place a higher emphasis on these factors rather than focusing exclusively on price. At less than US$1 in assembly cost, lower competitive pricing is unlikely to be the only factor impacting their choice of vendor.

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

Product Design and Development

The principle development work in “others” over the last two years has been devoted to disposable medical devices and some solar devices. Development expenses for others were approximately $60,000, $169,000 and $137,000 in fiscal 2009, 2010 and 2011, respectively.

Foreign Issuer Considerations

Because we are a foreign issuer incorporated in the British Virgin Islands and we conduct our operations and own assets primarily in China and Hong Kong, our operations and assets are subject to significant political, economic, legal and other uncertainties in China, Hong Kong and, in some instances, the British Virgin Islands. These uncertainties include the following:

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

C.	Organizational structure.

The following chart sets forth the significant subsidiaries owned, directly or indirectly, by the Company.

Name	Abbreviation	Principal Activities	Place of Incorporation	Percentage of Equity Interest Held
Global Appliances Holding Limited	GAH	Investment Holding	British Virgin Islands	100.0
Global Display Holdings Limited	GDH	Investment Holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	KLS	Management Services	Hong Kong	100.0
Global Rich Innovation Limited	GRI	Inactive	Hong Kong	100.0
Wing Shing Overseas Limited	WSO	Inactive	British Virgin Islands	100.0
GT Investment (BVI) Limited	GTI	Investment Holding	British Virgin Islands	100.0
Consortium Investment (BVI) Limited	CIBL	Investment Holding	British Virgin Islands	100.0
Global Optics Limited	GOL	Trading	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	DWS	Manufacturing	China	100.0
Dongguan Lite Array Company Limited	DGLAD	Manufacturing	China	100.0
Dongguan Microview Medical Technology Company Limited	DMC	Research & Development	China	100.0
Global Auto Limited	GAL	Inactive	Hong Kong	70.0
Lite Array Holding Limited	LAH	Investment Holding	British Virgin Islands	30.0
Litewell Technology (HK) Limited	LWH	Design and trading of OLED production equipment and corresponding materials	Hong Kong	30.0
Dongguan Litewell (OLED) Technology Limited	DLW	Research & Development	China	30.0
Global Household Products Limited	GHP	Trading	Hong Kong	100.0
Pentalpha Medical Limited	PEL	Inactive	Hong Kong	100.0
Pentalpha Hong Kong Limited	PHK	Inactive	Hong Kong	100.0
Global-Tech USA, Inc.	GTU	Investor Relations and Consulting	United States	100.0

Global Digital Imaging Limited	GIB	Trading	British Virgin Islands	100.0
MasterWerke Limited	MAS	Inactive	United States	100.0
Wing Shing Products (BVI) Company Limited	WSP	Dissolved	British Virgin Islands	100.0
Global Lite Array (BVI) Limited	GLA	Investment Holding	British Virgin Islands	76.75
Lite Array OLED (BVI) Company	LAO	Inactive	British Virgin Islands	76.75
Lite Array, Inc.	LAI	Inactive	United States	76.75

Global-Tech (“GAI”) is a holding company, which does not engage in daily business operations other than owning subsidiaries and holding investments in operating and trading companies. GT Investment (BVI) Limited is the immediate holding company of Wing Shing Overseas Limited, Pentalpha Hong Kong Limited, Pentalpha Medical Limited, Global Rich Innovation Limited and Global Household Products Limited.

Consortium Investment (BVI) Limited is the immediate holding company of Lite Array Holdings Limited and Kwong Lee Shun Trading Company Limited. On March 17, 2006, CIBL entered into an agreement with Anwell, a publicly listed company in Singapore, to form a joint venture company which Anwell invested in by purchasing a 70% interest in LAH. LAH is the holding company of Litewell Technology (HK) Limited and Dongguan Litewell (OLED) Technology Limited. LAH and its subsidiaries’ fiscal year end is December 31, which is different from the Company.

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

Wing Shing Products (BVI) Company Limited was dissolved on November 15, 2010.

D.	Property, plant and equipment.

China

Our manufacturing facility located in Dongguan, China has a land use area of 207,300 square meters. We have the right to use such land, which we acquired from the Dongguan local government.

We have obtained a land use right certificate for a substantial portion of land with an aggregate area of 183,900 square meters as well as the related property ownership certificates for our production premises. The formal grant of land rights is required should we decide to sell this property. Although we presently have no intention to pursue this option, the local government still has the right to demand additional transfer fees before issuance of any land use right certificates. The application for the remaining portion of land is currently in process with the appropriate governmental agencies in China. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for a further 20 years upon payment of a fee of approximately $23.00 per square meter for the whole land use right extension. The land use rights lease for the Dongguan facility between us and the People’s Government of Qingxi Township, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043.

In the event that we wish to rent a portion of our facilities, we may be required to accelerate land use payments.

The manufacturing complex includes 34 buildings, of which 15 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We have obtained a portion of the property ownership certificates for its buildings (25 out of total of 34 properties) and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 174,000 square meters.

We maintain an office in Shenzhen, which is a sales office for the electronic components and EMS businesses which are managed totally in the PRC, and for an accounting department for our PRC subsidiaries. The lease agreement commenced April 30, 2008 and will expire on April 30, 2014 and covers a total area of 672 square meters leased at a monthly rent of approximately US$12,000.

Hong Kong

In April 2006, we entered into three renewal lease agreements with Wing Shing Products Company Limited, a company owned by one of our directors and his family with a total area of 25,690 square feet of space leased for our executive offices, administrative group and warehouse at a rate of approximately $167,400 per annum. On April 18, 2008, we entered into a renewal lease agreement with Wing Shing Products Company Limited to lease the same area of 25,690 square feet at an annual rent of approximately $173,000.

We believe that our administrative office space in Hong Kong and China will be adequate for the operation of our business for the foreseeable future. We believe that with further utilization of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. The factory is currently utilized at considerably less than full capacity except at peak periods. We anticipate that any further expansion of our Electronic Component or EMS businesses could increase utilization at the Dongguan facility and eventually require us to renovate some of the infrastructure and purchase additional equipment.

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

Fiscal Year Ended March 31, 2011 Compared with Fiscal Year Ended March 31, 2010

During fiscal 2011, we operated in four segments: Home Appliances, Electronic Components, EMS (new in fiscal 2010) and Others. These segments are operated and managed as separate strategic business units that offer different products. These segments were each managed separately because they manufacture and distribute products with different production processes.

Home Appliances segment

	Fiscal Years Ended March 31,
	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(93.5)	(83.8)	(91.3)

Gross profit	6.5	16.2	8.7
Selling, general and administrative expenses	(10.4)	(10.7)	(9.1)

Operating income (loss)	(3.9)%	5.5%	(0.4)%

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

Net sales in fiscal 2011 were $43.5 million, down 19.3% from $53.9 million in fiscal 2010. Sales to our largest customer in fiscal 2011, Electrolux, decreased $10.9 million to $42.0 million. Sales of kitchen appliances in fiscal 2011 increased $0.5 million from the prior year to $1.1 million but we have not actively been pursuing business for these products for some time.

The decline in sales to Electrolux was primarily due to a special thanksgiving promotion at a major retailer that occurred in 2010 but was not repeated in 2011.

Gross profit. Gross profit consists of net sales less costs of goods sold, which includes the costs of raw materials, production materials, labor, transportation, deprecation and factory overheads. Gross profit in fiscal 2011 was $2.8 million or 6.5% of net sales, as compared to a gross profit of $8.7 million or 16.2% of net sales in fiscal 2010. Gross profit declined due to i) significant increases in labor, energy and commodity costs not being offset by adequate price increases and ii) overhead being absorbed over lower volume. The Company’s ability to raise prices has been severely limited by the availability of other OEM suppliers in China and Korea. Accordingly the Company has initiated a transition and exit plan with Electrolux (see Item 3D—“Risk factors” and Item 4B—“Business overview.”) and intends to abandon the home appliances segment in fiscal 2012 or possibly fiscal 2013 depending or schedule negotiation and finalization.

In fiscal 2011, our material cost as a percentage of net sales was 72.7% as compared to 66.8% in fiscal 2010 reflecting severe inflation in commodity costs, particularly copper and resins derived from petrochemicals only offset by price increases capped at 50% of our bill of material cost increases.

Direct labor and overhead expenses as a percentage of sales were 6.6% and 14.2% respectively in fiscal 2011. Direct labor and overhead as a percentage of sales were 5.1% and 11.9% respectively in fiscal 2010. Included in overhead of $6.1 million in fiscal 2011 was depreciation of $1.6 million and utility costs of $1.6 million. Overhead in fiscal 2010 was $6.4 million including $2.1 million in depreciation charges and utilities of $1.8 million. Direct labor costs in China are rising between 10% and 30% per annum depending on skill levels. This is occurring primarily due to government action in establishing more encompassing labor laws concerning minimum wages and overtime payments. Additionally the more than 4.0% appreciation in the RMB versus the US dollar has impacted our labor cost. Excluding depreciation, overhead increased approximately 5.0% despite lower volume. Electricity costs per Rwh increased substantially in US$ terms and the increase also reflected the impact of the new social insurance requirements in the PRC.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to transportation of finished goods and salaries for our marketing and technical personnel. SG&A expenses in fiscal 2011 were $4.5 million or 10.4% of our net sales, as compared to $5.7 million or 10.7% of net sales in fiscal 2010. Shipping, handling or other costs that are incurred for the sales of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During the fiscal years ended March 31, 2011 and 2010, shipping costs charged to selling expenses were approximately $0.7 million and $0.9 million, respectively.

We continued taking steps to reduce our non-variable SG&A expenses by controlling headcount and eliminating all development efforts. General and administrative costs in 2011 were $3.6 million and we do not believe the business could have been operated at lower administrative cost in fiscal 2012. However, our transition program and exit plan for this business reflects an orderly reduction of our administrative and customer service staff during fiscal 2012 including transfers within the Company as well as employment terminations.

Operating income (loss), net. In fiscal 2011, we incurred an operating loss of $1.7 million, as compared to an operating income of $3.0 million in fiscal 2010.

Other income (expense), net. Losses on exchange were immaterial in 2011 and 2010. Sundry income approximately of $59,000, primarily from the sale of scrap, was generated in fiscal 2011, compared to $161,000 in fiscal 2010.

Segment income (loss). In fiscal 2011, we incurred a segment loss of approximately $1.8 million compared to an income of $3.1 million in fiscal 2010.

Electronic Components segment

	Fiscal Years Ended March 31,
	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(88.8)	(87.5)	(94.3)

Gross profit	11.2	12.5	5.7
Selling, general and administrative expenses	(7.1)	(6.9)	(7.5)

Operating income (loss)	4.1%	5.6%	(1.8)%

Net sales. Our net sales include sales of electronic components (primarily CCM’s) and raw materials for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable. Sales are typically denominated in US$ and RMB for those customers even they are based in the PRC. Our material costs are also typically denominated in dollars but all our other costs are in local currency.

The CCM business which constitutes the bulk of our net sales of electronic components was established in mid fiscal 2006, and expanded rapidly until the worldwide economic slowdown impacted business in the fall of 2008 but the business has been gradually improving since than as the Chinese telecommunication market has resumed its growth. Net sales in fiscal 2011 increased 9.5% to $42.6 million from net sales of $38.9 million in fiscal 2010. Unit sales increased 10.7% and despite the increase in sales of higher pixel count CCMs the increase did not compensate fully for the continuing decline in market prices. The video graphics array (“VGA”) units that have become commodity items were 48.2% of unit sales in 2011 versus 68.2% in 2010. More importantly 2.1% of unit sales in 2011 were new products (5.0 megapixel CCM’s) and 2.0, 3.0 and 5.0 megapixel units now account for 50% of sales versus 26% in the prior year.

We anticipate that unit volume will increase modestly in fiscal 2012 when compared to fiscal 2011. However, the sale of higher pixel count units in fiscal 2012 and beyond should increase operating margins.

We are managing carefully since the growth of local competition together with current weaknesses in the export markets for Chinese manufacturers, particularly in Europe, could impact growth in fiscal 2012.

Gross profit. Gross profit in fiscal 2011 was $4.8 million or 11.2% of net sales compared to $4.9 million or 12.5% of net sales in fiscal 2010. The CCM and other electronic components businesses are increasingly competitive with the proprietary technology being maintained by the sensor and lens suppliers, thus margins reflect a commodity type business. Margins in 2011 were helped by higher margins on the higher pixel units and better inventory management matching price reductions with cost reductions as well as 11% higher production absorbing fixed overhead offset by increasing labor costs. Margins in 2010 were also impacted by falling prices occurring before component costs decreased. Direct labor and overhead in fiscal 2011 were 3.9% and 6.6% respectively of net sales compared to 3.1% and 5.7% respectively in fiscal 2010. Labor costs in US dollars increased substantially in 2011 due to wage inflation, the implementation of new labor laws and strength of the RMB. CCM production requires skilled labor which is still in high demand in Guangdong province and we need to continue offering competitive wages and benefits so we expect our labor costs to increase at least 10.0% in local currency in 2012. Overhead excluding depreciation of $0.3 million in 2011 and increased approximately $0.5 million from 2010 primarily due to the impact of the new social security law on labor benefits and the increase in electricity costs due to higher oil prices. Material cost in fiscal 2011 was 78.4% of net sales, a slight improvement from 78.8% in the prior year. Since inception, material cost has fluctuated around 80.0% of net sales as prices and sensor costs decreased, and depending on the type of connector required and we expect those levels to continue except for proprietary items. In such a commodity type environment, volume growth remains critical to improving profitability.

Selling, general and administrative expenses. SG&A expenses in fiscal 2011 were $3.0 million or 7.1% of net sales compared to $2.7 million or 6.9% of net sales in fiscal 2010. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. Our personnel costs rose primarily due to the impact of currency appreciation. We spent $0.4 million on development programs in fiscal 2011 and do not expect it to increase significantly in fiscal 2012.

Operating income, net. Operating income in fiscal 2011 was approximately $1.8 million or 4.1% of net sales compared to an operating income of approximately $2.2 million or 5.6% in fiscal 2010.

Other income (expenses), net. Other income (expense), net in fiscal 2011 was a loss of approximately of $80,000 compared to income of $744,000 in fiscal 2010.

Segment income (loss). Segment profit in fiscal 2011 was $1.4 million compared to a segment profit of $2.9 million in fiscal 2010.

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

	Fiscal Years Ended March 31,
	2011	2010	2009
Net revenues	100.0%	100.0%	100.0%
Operating costs	(82.8)	(59.5)	(117.3)

Gross profit (loss)	17.2	40.5	(17.3)
Selling, general and administrative expenses	(21.4)	(19.3)	(68.7)

Operating income (loss)	(4.2)%	21.2%	(86.0)%

Net revenues. Our net revenues include fees for SMT processing and assembly of mobile phones. Revenues in fiscal 2011 were $14.7 million compared to $9.0 million in fiscal 2010 although the assembly of mobile phones did not start until the fourth quarter of 2010 and the SMT facility expansion was under construction for most of the first half of that year.

At the revenue levels achieved in 2011, we were operating at less than 75% of optimal production. Delays in securing key new customers due primarily to export market uncertainties impacted the business significantly.

As discussed elsewhere in this annual report, we have made significant capital investments in the expansion of the EMS business in order to double production capacity. Ultimately, we plan to have the capacity for up to $25 million in annual sales and it will only take an immaterial investment in capital to achieve this.

Gross profit (loss). Gross profit in fiscal 2011 was $2.5 million or 17.2% of revenues compared to a gross profit of $3.6 million in fiscal 2010. Direct labor was $4.6 million and overhead excluding depreciation was $6.6 million or 31.2% and 45.0% respectively of net sales compared to $2.1 million and $3.0 million in fiscal 2010 which were 22.8% and 32.8% of net sales respectively. Labor inflation in China impacted this segment far more than out other business particularly since we were unable to get any price concessions from our customers. Labor turnover was unacceptably high and productivity and efficiency far poorer than planned. In our factory overhead the electricity cost to run the SMT machine and clean rooms doubled and the staff benefits including mandatory social insurance benefits for all of the PRC based staff also contributed to the doubling of factory overhead. Depreciation in fiscal 2011 was approximately $0.8 million compared to $0.5 million in fiscal 2010. Steps have been taken to address many of these issues, but the key to improving margins is to secure new customers that will pay at appropriate levels for our services, reflecting the realities of labor costs today.

Selling, general & administrative expenses. SG&A expenses in fiscal 2011 were $3.2 million or 21.4% of sales and were $1.7 million or 19.3% in fiscal 2010. The primary components of SG&A are personal and travel and entertainment costs for the sales and marketing group. The compensation programs for our sales staff are currently being amended to focus on adding new customers and achieving price increases. Included in SG&A in fiscal 2011 were development costs of $0.3 million compared to $0.7 million in 2010.

Operating income (loss), net. Operating loss in fiscal 2011 was approximately $0.6 million or 4.2% of net sales compared to a income of approximately $1.9 million or 21.1% of net sales in fiscal 2010.

Other income, net. Other income, net in fiscal 2011 and 2010 were approximately $71,000 and $6,000, respectively.

Segment income (loss). Segment loss in fiscal 2011 was approximately $0.7 million compared to segment profit of approximately $1.9 million in fiscal 2010.

Others segment

Net sales of other products in fiscal 2011 were approximately $0.1 million which were primarily from sales of home security devices and medical devices. Net sales of other products in fiscal 2010, which were also primarily sales of home security devices, were approximately $0.2 million.

We incurred a gross loss of approximately of $0.17 million in fiscal 2011 which also reflected our start up costs for medical, compared to approximately $0.19 million gross loss in fiscal 2010.

The operating loss in fiscal 2011 was approximately $1.0 million, compared to approximately $1.0 million in fiscal 2010 and the segment loss in fiscal 2011 was $1.0 million, compared to $1.0 million in fiscal 2010. In both years the primarily cause for the loss was our initial development and distribution programs for medical products.

Corporate

Selling, general and administrative expenses. Non-allocable corporate expenses were $4.3 million in fiscal 2011 compared to $3.1 million in fiscal 2010. Expenses in fiscal 2011 included non-cash stock compensation expense of approximately $500,000 compared to $14,000 in the prior year. Corporate expenses in fiscal 2011 reflected an increase of $1.2 million mainly due to an increase of stock compensation expenses, donation and corporate salaries. The primary components of corporate expenses are audit fees, legal and professional fees (approximately $0.9 million in fiscal 2011 as compared to approximately $0.8 million in fiscal 2010) and the cost of senior management and administrative staff of $1.7 million compared to $1.4 million in fiscal 2010. Corporate expenses in fiscal 2011 increased primarily due to the realignment of senior management among the various operating segments.

Other operating income (expenses), net. Other operating income of approximately $1.1 million in fiscal 2011 occurred mainly as a result of a reversal of an accrual for loss contingencies related to pending litigation. Other operating income in fiscal 2010 of $180,000 represents proceeds from a settlement of a lawsuit offset by additional accruals for loss contingencies.

Interest income, net and other income (expenses). Interest income of approximately $308,000 and $64,000 resulted in fiscal 2011 and fiscal 2010 respectively from a reversal of potential interest related to potential tax adjustments. Interest income from bank deposits and other short-terms investments in fiscal 2011 and fiscal 2010 was approximately $0.5 million and $0.3 million respectively. In fiscal 2011, we had an average invested fund balance, which includes cash and cash equivalents, time deposits, restricted cash and available-for-sale investments, of approximately $40.2 million, with an average rate of return of 1.2% as compared to an average invested balance of approximately $40.6 million, with an average rate of return of 0.7% in fiscal 2010. In fiscal 2011, the major components of other income (expenses), net, in corporate included foreign exchange losses of approximately $612,000, loss from the disposal of fixed assets of $4,000 and other sundry income of $1.1 million. In fiscal 2010, the major components of other income (expenses), net, in corporate included foreign exchange losses of approximately $130,000, loss from disposal of fixed assets of $292,000 and other sundry income of $2,000. (See Note 17—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of Other income (expenses), net).

Income tax. Our financial statements include a provision for profits tax of approximately $110,000 in fiscal 2011 primarily for CIT profit tax in the PRC and of $0.4 million in fiscal 2010. The significant provision in fiscal 2010 when we had an operating loss was due to an evaluation of uncertain tax positions relating to transfer pricing in accordance with FIN 48 at certain of our subsidiaries, which were subsequently reversed when the corresponding subsidiary was dissolved in fiscal 2011. Since taxes are assessed at the individual subsidiary level, losses can only be carried forward or back at each subsidiary.

We are not subject to taxation in the British Virgin Islands in accordance with British Virgin Islands tax regulations. We are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the standard tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% for both fiscal 2011 and 2010, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China were entitled to a tax concession period (“Tax Holiday”), whereby they were exempted from corporate income tax for their first two profit-making years and were entitled to a 50% tax reduction for the succeeding three years. Effective January 1, 2004, Dongguan Wing Shing has been subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility for home appliances and common charges that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries and transfer pricing has to be within acceptable norms. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which was also entitled to a Tax Holiday. Dongguan Lite Array started its first profitable year under the Tax Holiday for the calendar year ended December 31, 2007. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified enterprise income tax law, or EIT, was approved and became effective on January 1, 2008. The EIT Law introduced a wide range of changes which included the unification of income tax rates for domestic-invested and foreign-invested enterprises at 25%. Taxes in China are based upon the financial statements of our two PRC subsidiaries based upon their preparation in accordance with PRC GAAP. Certain inter-company transactions could be interpreted by the local authorities as taxable transactions. In accordance with the provisions of FIN 48, such transactions have been assessed and reflected in the computation of income taxes payable. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We also established a subsidiary in Macau, China where we conducted sales, marketing, administration and other activities but it was dissolved effective July 2008. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department “HKIRD” has challenged the tax position taken by the Company and we may be subject to additional profits tax in Hong Kong. One of the Company’s wholly-owned subsidiaries is currently under examination by the HKIRD. The final outcome of this tax audit is not determinable at this time.

Net income (loss). Net loss for the group for fiscal 2011 was $4.0 million, or $1.32 per share, as compared to a net income of $3.5 million, or $1.14 per share for fiscal 2010.

Fiscal Year Ended March 31, 2010 Compared with Fiscal Year Ended March 31, 2009

We operated in four segments: Home Appliances, Electronic Components, EMS (new in fiscal 2010) and Others. These segments were operated and managed as separate strategic business units that offer different products. These segments were each managed separately because they manufacture and distribute products with different production processes.

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

Corporate

Selling, general and administrative expenses. Non-allocable corporate expenses were $3.1 million in fiscal 2010 compared to $3.4 million in fiscal 2009. Expenses in fiscal 2010 included non cash stock compensation expense of approximately $14,000 compared to $42,000 in the prior year. The primary components of corporate expenses are audit fees, legal and professional fees (approximately $0.8 million in fiscal 2010 as compared to approximately $1.0 million in fiscal 2009) and the cost of senior management and administrative staff of $1.4 million compared to $1.5 million in fiscal 2009. Corporate expenses in fiscal 2010 declined primarily due to the realignment of senior management among the various operating segments and a reduction in administrative personnel.

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

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China were entitled to a tax concession period (“Tax Holiday”), whereby they were exempted from corporate income tax for their first two profit-making years and were entitled to a 50% tax reduction for the succeeding three years. Effective January 1, 2004, Dongguan Wing Shing has been subject to the full tax rate of 27.0%. This Chinese subsidiary is our manufacturing facility for home appliances and common charges that incurs a significant portion of our manufacturing overhead. This subsidiary makes sales of finished goods to our other subsidiaries and transfer pricing has to be within acceptable norms. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which was also entitled to a Tax Holiday. Dongguan Lite Array started its first profitable year under the Tax Holiday for the calendar year ended December 31, 2007. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified enterprise income tax law, or EIT, was approved and became effective on January 1, 2008. The EIT Law introduced a wide range of changes which included the unification of income tax rates for domestic-invested and foreign-invested enterprises at 25%. Taxes in China are based upon the financial statements of our two PRC subsidiaries based upon their preparation in accordance with PRC GAAP. Certain inter-company transactions could be interpreted by the local authorities as taxable transactions. In accordance with the provisions of FIN 48, such transactions have been assessed and reflected in the computation of income taxes payable. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We also established a subsidiary in Macau, China where we conducted sales, marketing, administration and other activities but it was dissolved effective July 2008. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department “HKIRD” has challenged the tax position taken by the Company and we may be subject to additional profits tax in Hong Kong. One of the Company’s wholly-owned subsidiaries is currently under examination by the HKIRD. The final outcome of this tax audit is not determinable at this time.

Net income (loss). Net income for the group for fiscal 2010 was $3.5 million, or $1.14 per share, as compared to a net loss of $5.8 million, or $1.91 per share for fiscal 2009.

B.	Liquidity and Capital Resources.

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2011, our net cash used in operating activities was approximately $10.0 million as compared to approximately $5.0 million net cash by provided by operating activities in fiscal 2010. This reflects a net loss of $4.0 million in fiscal 2011 compared to a net income of $3.5 million in fiscal 2010, but also our receivables in fiscal 2011 rose $12.4 million, our inventory rose $1.4 million and our other operating assets and liabilities declined $3.0 million compared to a rise in receivables, inventories and decline in other operating assets and liabilities in fiscal 2010 of $4.8 million, $1.0 million and $3.3 million, respectively. The decrease in working capital in fiscal 2011 of $6.6 million was due primarily to our $12.4 million increase in our receivables being financed by short-term debt and a reduction in our cash due to operating losses.

Working capital as of March 31, 2011 was $45.2 million compared to $51.9 million as of March 31, 2010. Cash and cash equivalents, time deposits, restricted cash and short-term investments decreased $5.0 million, inventories increased $1.4 million and accounts and bills receivable increased $12.4 million from the prior year. We offset some of the increase in receivable by borrowing short term and discounting bills in the PRC. Our borrowing capacity however is limited to the amount of cash we have on deposit so we have not effectively been extended credit and we are not likely to be extended credit in the PRC in the future. All of our cash and related short term deposits and short-term investments are in very short term safe securities.

Accounts and bills receivable were $35.6 million at the end of fiscal 2011, compared to $23.2 million at the end of fiscal 2010. Receivables at March 31, 2011 represented 129 days of sales compared to 83 days of sales at March 31, 2010, primarily due to the credit terms extended to our customers. Accounts and bills receivable for electronic components and EMS businesses represented 141 days and 151 days of sales in fiscal 2011 compared to 109 days sales for home appliances. Sales to Electrolux represented 41.6% of sales in fiscal 2011. Our large CCM customers in China are granted credit terms and as is customary in the PRC, the bills they issue typically mature after 90 days, therefore we expect our domestic receivables to continue increasing in fiscal 2012 as sales increase. Offsetting this will be a major decrease in home appliance receivables since the returns of sales during the transition period have been established as cash on delivery.

Our aggregate capital expenditures including payments for land use rights during fiscal 2011 and 2010 were $4.7 million and $2.0 million, respectively. Capital expenditures in fiscal 2011 primarily included expansion of existing clean room space and purchase of equipment and machinery, most of which was devoted to our EMS programs. Our capital commitments as of March 31, 2011 and 2010 were approximately $86,782 and $52,919 respectively for the purchase of equipment.

Our revolving credit facilities are with Standard Chartered Bank and China Construction Bank with an aggregate facilities limit of approximately $0.3 million and $18.2 million respectively as of March 31, 2011. The banking facilities provided by Standard Chartered Bank bear interest at floating commercial bank lending rates in Hong Kong. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements but as of March 31, 2011, banking facilities of US$12,585,504 and RMB8,381,848 (equivalent to US$1,278,754) was utilized. (See Note 15 - Bills Payable, short-term bank loans and Banking Facilities of Notes to Consolidated Financial Statements.)

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

Inflation. For the last five years inflation in Hong Kong has ranged from (1.6%) to 6.3% (approximately 2.4% during 2010 and 4.0% for the first four months of 2011). Currently inflation in Hong Kong has little effect on our operations as much of the costs are fixed and no wage increases have been given to senior management or executives.

Along with the appreciation of the Renminbi, inflation in China has recently affected the Company significantly. Electricity and labor rates had been increasing more than 55% per annum until the economic slowdown and along with the Renminbi appreciation, our labor costs have increased 52% and power costs have increased 3% in fiscal 2011 in US dollars terms. Additionally worldwide commodity prices particularly for plastics, steel and packaging have significantly increased our cost of manufacturing home appliances.

Currency and exchange rates. The functional currency of the Company is the U.S. dollar. The functional currencies of our subsidiaries in the locations outside the U.S. are either the respective local currencies or the U.S. dollar. A majority of our sales are denominated in U.S. dollars but our sales in Chinese Renminbi have increased significantly with the growth of our domestic telecom business. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, but the majorities are purchased using Hong Kong dollars which is pegged to the U.S. dollar. In prior years, we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions but with the Renminbi now appreciating versus the U.S. dollar we may need to reconsider whether hedging our positions is appropriate. See Note 3(p) of Notes to Consolidated Financial Statements.

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

•

Valuation of long-lived assets. The Company evaluates long-lived assets, such as property, plant and equipment or asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will have impact on the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with FASB ASC 360 “Property, Plant and Equipment”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their recoverable amount. During the fiscal years ended March 31, 2011, 2010 and 2009, impairment losses of nil, $4,786 and $200,407, respectively related to property, plant and equipment were recognized in the consolidated statements of operations.

•

Warranty cost. The Company estimates the warranty cost for defective products based on various factors including the likelihood of defects, an evaluation of our quality controls over the manufacturing processes, technical analysis, industry information on comparable companies and our history. Based on the above criteria, the Company has accrued for warranty costs of $296,410, $180,151 and $191,459 as of March 31, 2011, 2010 and 2009, respectively. The basis and the amount of the warranty accrual are reviewed and adjusted to reflect actual experience.

•

Deferred tax valuation allowance. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For financial reporting purposes, the Company established valuation allowances by tax jurisdiction for deferred tax assets which management believes it is more likely than not that the deferred tax assets will not be realized in the foreseeable future. As of March 31, 2011 and 2010, the Company had tax losses carried forward of $23,656,479 and $22,623,542, respectively which included tax losses of $4,562,595 and $3,992,542 respectively that are available indefinitely for offsetting future taxable income of companies in which these losses arose. Tax losses of $19,093,884 and $18,631,000 as at March 31, 2011 and 2010, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities based on the technical merits of the tax positions taken and probable outcome of a tax assessment. Based on an evaluation of these uncertain tax positions, we have to estimate the potential income tax expense and any related penalties and interest. This has resulted in significant income tax expense being accrued in previous loss years since not all subsidiaries are in a loss position for tax purposes and there is no off setting allowed between subsidiaries in the PRC and Hong Kong.

•

Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overheads. For the fiscal years ended March 31, 2011 and 2010, write-downs of inventories to fair market value of $405,313 and $398,474, respectively, were recognized in the consolidated statements of operations.

•

Allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against the allowance for doubtful accounts.

•

Contingencies. The Company accounts for various uncertain events, or contingencies in accordance with FASB ASC 450 “Contingencies”. Under SFAS No. 5, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated. Management judgment is required in deciding the amount and timing of any accrual for a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, the Company assesses the likelihood of any adverse judgment or outcomes in any litigation, as well as potential ranges of probable losses. However, the actual results may differ from such estimates and the difference may be material.

•

Uncertain tax provision. As of March 31, 2011, the Company recognized US$4,983,146 of liabilities for unrecognized tax benefits and, in addition, US$1,537,510 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statues of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of March 31, 2011, the Company classified US$4,983,146 of its liabilities for unrecognized tax benefits and US$1,537,510 of interest and penalties as current liabilities.

Recent issues in accounting standards

(i)	In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures, Measuring Liabilities at Fair Value” (“ASU 2009-05”) which is now codified as FASB ASC 820 “Fair Value Measurements and Disclosures”. ASU 2009-05 provides amendments to FASB ASC 820-10, “Fair Value Measurements and Disclosures – Overall” (“FASB ASC 820-10”), for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using a valuation technique that uses a quoted price of the identical liability when traded as an asset, a quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. This ASU is effective for the first period (including interim periods) beginning after issuance. The Company does not expect the adoption of ASC 2009-05 to have a material impact on the Company’s financial position, results of operations and cash flows.

(ii)	In April 2010, the FASB issued ASU No. 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades which is now codified as FASB ASC 718 “Compensation—Stock Compensation”. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The update is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASC 2010-13 will have a material impact on the Company’s financial position, results of operations and cash flows.

(iii)	In June 2011, the FASB issued ASU No. 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The objective of this Update is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS), the FASB decided to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments in this Update. The amendments in this Update shall be applied retrospectively and is effective for public entities, for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company would adopt this pronouncement for the year ended March 31, 2012.

C.	Research and development, patents and licenses, etc.

We spent approximately $1.1 million, $1.6 million and $0.7 million, respectively, on product design and development in each of fiscal 2011, 2010 and 2009. The expense was primarily attributable to the salaries and wages for the technical staff and prototyping and the cost of samples. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview.”

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

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2011:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Capital Commitments (1)	86,782	86,782	—	—	—
Operating Lease Commitments (2)	11,447,398	629,677	993,288	689,108	9,135,325

Total Contractual Obligations	11,534,180	716,459	993,288	689,108	9,135,325

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2043.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2011 are set forth below:

Name	Age	Position
Kwong Ho Sham(1)	78	Chairman of the Board of Directors
John C.K. Sham (2)	48	President, Chief Executive Officer and Director
Brian Yuen (2)(3)	55	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui (3)(4)	53	Director
Ken Ying-Keung Wong (4)	62	Director
Barry J. Buttifant (4)	66	Director
Kin Shek Leung (5)	47	Acting Chief Financial Officer
Ryan L. Long	32	Vice President and General Counsel, Lite Array Inc.

(1)	Mr. Sham passed away on July 11, 2011. As of the date of this annual report, the board has not yet selected Mr. Sham’s replacement as Chairman.
(2)	Member of the finance committee.
(3)	Member of the compensation committee.
(4)	Member of the audit committee.
(5)	Effective April 1, 2011, Mr. Leung was terminated from his position as Acting Chief Financial Officer.

Kwong Ho Sham passed away on July 11, 2011. Mr. Sham, the Company’s founder, served as our Chairman of the Board of Directors since our inception. Mr. Sham areas of expertise included production engineering and manufacturing. He served as the Honorary Chairman of the Hong Kong-Shantou Chamber of Commerce, Honorary Chairman of the Hong Kong Chiu Chou Plastics Business Association, and Honorary Chairman of the Overseas Chinese Association of Chiu Chou and was Honorary Chairman and Treasurer of the Hong Kong-Guangdong Committee for the Celebration of the Reunification. Mr. Sham was the father of our President and Chief Executive Officer, Mr. John C.K. Sham.

John C.K. Sham has served as our President and Chief Executive Officer since June 1992 and has served as a director of Global-Tech since July 1991. Effective April 1, 2011 Mr. Sham assumed the role of Acting Chief Financial Officer following the termination of Mr. Leung. Mr. Sham was our Chief Financial Officer from June 1992 through January 2002. Mr. Sham joined us in 1984 as managing director of Kwong Lee Shun Trading Company Limited, a wholly owned subsidiary of ours. From 1982 to 1984,

Mr. Sham served as President of Wesi Corp., a New York corporation which specialized in the marketing and distribution of household goods. Mr. Sham is the son of our founder and Chairman, Mr. Kwong Ho Sham.

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

Barry John Buttifant has served as a director of Global-Tech since November 2003. Mr. Buttifant is currently an executive director of Hsin Chong Construction Group (“HCCG”). Prior to joining HCCG, Mr. Buttifant was the Chief Executive Officer of the IDT International Limited. In October 2009, Mr. Buttifant was a director - corporate finance of Mission Hills Group (“MHG”) and prior to this appointment, he was the consultant to the Group since December 2008. Prior to joining MHG, Mr, Buttifant served as a principal of KLC Kennic Lui & Company (“KLC”), a professional accounting firm, and managing director of KLC Transactions Limited. Prior to joining KLC, Mr. Buttifant was the executive director - finance of MHG from February 2008 till November 2008. From December 2004 to December 2007, Mr. Buttifant was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis Holdings Ltd (“Synergis”) (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both public companies. Mr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“WKH”) from 2001 to 2002 and was the Advisor to the board of directors of WKH from November 2002 to April 2004. Prior to joining WKH, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. He has over 35 years of experience in corporate and financial management. Mr. Buttifant is an independent non-executive director of Giordano International Limited and Daiwa Associates Holdings Limited; a non-executive director of Synergis, all of which are publicly listed companies in Hong Kong. Mr. Buttifant also serves as an non-executive director of China Nepstar Chain Drugstore Limited, a NYSE listed public company. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

Kin Shek Leung has been our Group Accounting Manager with overall responsibility for the group accounting and finance functions since August 1994. Mr. Leung served as the Company’s acting Chief Financial Officer from January 2002 until April 2011. Mr. Leung is now a consultant to the Company.

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

The aggregate direct remuneration paid to all directors and senior management as a group (8 persons) during fiscal 2011 was approximately $1.7 million (including a housing allowance for two directors). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.	Board practices.

Our articles of association provide for a board of directors of not less than five or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified. Currently, there are five directors of which three are independent directors, serving on the board of the Company. See Item 6A—“Directors and senior management” for the service time of our directors.

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

BDO Limited (“BDO”) was appointed as our independent auditor for the fiscal year ended March 31, 2010, replacing Ernst & Young, who served as the Company’s previous independent auditor.

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2011, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Brian Yuen is not considered to be independent since he is also a member of management of the Company.

We do not have, and none of our subsidiaries have, service contracts with any of our directors providing benefits upon termination of employment. We do have an employment agreement with John C.K. Sham that provides for severance benefits in certain circumstances. If Mr. Sham resigns as a result of certain material changes relating to his employment, his agreements entitle him to a lump sum payment equal to the aggregate amount of salary and performance bonus that would have been payable to him through the end of the term of his agreement, continued receipt of other benefits under the agreement for the remainder of the term of his agreement and immediate vesting of his outstanding equity awards. The agreement also generally entitles Mr. Sham to the same severance benefits if he terminates his employment, or his employment is terminated, as a result of a change in control of Global-Tech. If a liquidation plan for Global-Tech is approved by a court or agency of pertinent jurisdiction, Mr. Sham is also entitled to a lump sum payment equal to the aggregate amount of salary and performance bonus that would have been payable to him through the end of the term of his agreement.

D.	Employees.

At March 31, 2011, 2010 and 2009, we employed 4,216, 3,420 and 2,718 persons, respectively, on a full-time basis. Of our employees at March 31, 2011, 41 were located in Hong Kong and, 4,175 in China. A breakdown of persons employed by main category of activity is as follows:

Category	No.
Manufacturing	3,220
Production management	43
Finance and administration	250
Receiving and warehousing	117
Quality control	279
Production engineering	59
Product design and development	163
Sales and marketing	75
Human resources	10

4,216

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2011, we employed a maximum of approximately 4,431 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

In June 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which can only be terminated in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. The Company has taken the Labor Contract Law into account in its decision to exit the home appliances business and incorporated its requirements into its transition program. If the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this new law can be expected to exacerbate the adverse effect on the Company’s economic environment and its results of operations and financial condition.

E.	Share ownership.

The following table sets forth information regarding the share ownership in Global-Tech as of July 31, 2011 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	688,797	22.7%
Kwong Ho Sham(3)	688,797	22.7
John C.K. Sham(4)	1,263,624	41.6
Brian Yuen(5)	73,751	2.4
Barry J. Buttifant(6)	11,250	*
Patrick Po-On Hui(6)	3,250	*
Ken Ying-Keung Wong(6)	1,250	*
Ryan Long (6)(7)	5,000	*
All officers and directors as a group (7 persons)(8)	1,358,125	44.7

*	Less than 1%
#	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after July 31, 2011, but no exercise of options covering our common shares held by any other person.
(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)	The share ownership of Wing Shing Holdings Company Limited is held 44.0% by the estate of Kwong Ho Sham and 56.0% by John Sham. Prior to the passing of Kwong Ho Sham, voting control of Wing Shing Holdings Company Limited was held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. During fiscal 2012, the shares of the Company owned by Wing Shing Holdings will be distributed to its two shareholders. The estate of Kwong Ho Sham will receive 303,070 shares, which will be gifted to a charitable trust, and 385,727 shares of the Company will be distributed to John C.K. Sham. John Sham currently disclaims any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings Company Limited.
(3)	Includes 688,797 shares owned by Wing Shing Holdings Company Limited, which, following the passing of Kwong Ho Sham, shall be distributed as described above in footnote 2.
(4)	Includes 688,797 shares owned by Wing Shing Holdings Company Limited and 131,250 common shares issuable to John C.K. Sham within 60 days after July 31, 2011 upon exercise of options granted under our 1997 and 2005 Plans. Excludes 900,000 shares owned by the wife, mother of Mr. Sham who disclaims any beneficial ownership in such shares.
(5)	Includes 73,751 common shares issuable to Brian Yuen within 60 days after July 31, 2011 upon exercise of options granted under our 1997 and 2005 Plans. Excludes 1,975 shares owned by the wife and son of Mr. Yuen who disclaims any beneficial ownership in such shares.
(6)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong and Ryan L. Long own less than 1% of the issued and outstanding common shares as of July 31, 2011.
(7)	Includes 5,000 shares issuable to Mr. Long within 60 days after July 31, 2011 upon exercise of options granted under the 2005 Plan.
(8)	Includes 688,797 common shares owned by Wing Shing Holdings Company and 224,501 common shares beneficially owned by or issuable to various officers and directors within 60 days after July 31, 2011 upon exercise of options granted under our 1997 and 2005 Plans.

Our directors and senior management do not have different voting rights.

Amended and Restated 1997 Stock Option Plan of Global-Tech. The Amended and Restated 1997 Stock Option Plan (the “1997 Plan”) was adopted by our Board of Directors in September 1997. Prior to its expiration, the 1997 Plan provided for the grant of:

•	options that are intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 to employees; and

•	options not intended to qualify as ISOs to employees and consultants.

The 1997 Plan is administered by the Board of Directors, or a committee of directors appointed by the Board, which determines:

•	the terms of the options, including the exercise price;

•	the number of common shares subject to the option; and

•	the terms and conditions of exercise.

No option granted under the 1997 Plan is transferable by the optionee other than by will or the laws of descent and distribution and each vested option is exercisable during the contractual life of the options by such optionee. The exercise price of all ISOs granted under the 1997 Plan must be at least equal to the fair market value of such common shares on the date of grant. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of our outstanding capital stock, the exercise price of any ISO must be not less than 110% of the fair market value on the date of grant. The term of each option granted under the 1997 Plan may be established by the Board of Directors, or a committee of the board, in its sole discretion; provided, however, that the maximum term of each ISO granted under the 1997 Plan is 10 years. With respect to any ISO granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of our outstanding capital stock, the maximum term is 5 years.

During fiscal 2009, an aggregate of 9,324 options with exercise prices ranging from $13.20 to $30.56 per share were forfeited upon resignation of the relevant participants, 56,930 options with an exercise price of $25.00 per share expired.

During fiscal 2010, an aggregate of 18,830 options with exercise prices between $20.00 and $25.00 expired including 17,055 options granted to Directors.

No options issued pursuant to the 1997 Plan were exercised or expired during fiscal 2011.

The 1997 Plan expired on September 17, 2008, after which date no further grants were made.

1999 Employee Stock Purchase Plan of Global-Tech. The 1999 Employee Stock Purchase Plan (the “1999 Plan”) was adopted by our Board of Directors in January 1999. The 1999 Plan was approved by our stockholders at our annual meeting of stockholders in March 1999. Prior to its expiration, the total number of common shares available for issuance under the 1999 Plan was 45,000 common shares.

The 1999 Plan is administered by our Board of Directors, or a committee of the board, which determines:

•	the participants to be awarded stock grants;

•	the number of shares subject to each stock grant, or the formula pursuant to which such number will be determined;

•	the date of award and the vesting; and

•	expiration terms applicable to each stock grant.

Up to the plan’s expiration in 2009, we granted, in the aggregate, net of forfeiture, 63,753 common shares under the 1999 Plan.

2005 Stock Option Plan of Global-Tech. The 2005 Stock Option Plan (the “2005 Plan”) was adopted by our Board of Directors in October 2005 and approved by the Company’s shareholders in November 2005. The plan provides for the grant of:

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

No option granted under the 2005 Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all ISOs granted under the 2005 Plan must be at least equal to the fair market value of such common shares on the date of grant. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of our outstanding capital stock, the exercise price of any ISO must be not less than 110% of the fair market value on the date of grant. The term of each option granted under the 2005 Plan may be established by the Board of Directors, or a committee of the board, in its sole discretion; provided, however, that the maximum term of each ISO granted under the 2005 Plan is 10 years. With respect to any ISO granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of our outstanding capital stock, the maximum term is 5 years.

The total number of common shares available for options under the 2005 Plan is 450,000 shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	During fiscal 2008, 250 options with an exercise price of $13.20 were forfeited upon the resignation of the participant.

•	During fiscal 2009, no options were granted and none were forfeited.

•	During fiscal 2010, 20,000 options were granted and none were forfeited.

•	During fiscal 2011, no options were granted and none were forfeited.

Under the 2005 Plan the total number available was 450,000 shares.

Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan. The Global-Tech Advanced Innovations Inc. 2011 Omnibus equity Plan (the “Omnibus Plan”) was adopted by our Board of Directors in October 2010 and approved by the Company’s shareholders in November 2010. The plan provides for the grant of stock options (non-statutory and incentive), stock appreciation rights, restricted stock units, performance shares and common shares.

A committee authorized by the Board of Directors (the “Committee”) will administer the Omnibus Plan. Unless otherwise determined by the Board of Directors, the Compensation Committee will administer the Omnibus Plan. Subject to the terms of the Omnibus Plan, the Committee has the sole discretion to select the employees, consultants, and non-employee directors who will receive awards, determine the terms and conditions of awards, and to interpret the provisions of the Omnibus Plan and outstanding awards. The Committee may not, without the approval of the Company’s shareholders, institute an exchange program under which outstanding awards are amended to provide for a lower exercise price or surrendered or cancelled in exchange for awards with a lower exercise price.

Awards granted under the Omnibus Plan are generally not transferable, and all rights with respect to an award granted to a participant generally will be available during a participant’s lifetime only to the participant. If the Committee makes an award transferable, such award will contain such additional terms and conditions as the committee deems appropriate.

The total number of common shares available for awards under the Omnibus Plan is 400,000 shares.

During fiscal 2011, no share was granted under Omnibus Plan.

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

As of March 31, 2011 and 2010, there was an unrecognized share-based compensation cost of $1,969 and $3,938, respectively, relating to options granted under our 1997 and 2005 Plans and stocks granted under our 1999 Plan. The unrecognized compensation cost for options granted and stock granted are expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

We also granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expense over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of July 31, 2011 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Shun Chi Hui	900,000	29.6%
Wing Shing Holdings Company Limited(1)(2)	688,797	22.7%
John C.K. Sham(2)	443,577	14.6%

(1)	Based on a schedule 13G/A filed with the SEC on March 22, 2007, Wing Shing Holdings Company Limited owned 1,888,797 of the issued and outstanding common shares. The share ownership of Wing Shing Holdings Company Limited was held 44.0% by Kwong Ho Sham and 56.0% by John Sham. Voting control of Wing Shing Holdings Company Limited was held approximately 34.3% by Kwong Ho Sham and 65.7% by John Sham. Kwong Ho Sham passed away on July 11, 2011.
(2)	In June 2011, Kwong Ho Sham established a trust that would own his portion of Wing Shing Holdings shares in the Company. Upon his passing, 303,070 shares owned by Wing Shing Holdings would go into this trust and 385,727 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of July 31, 2011, the transfer had not been officially executed but is expected to occur during fiscal 2012. John C.K. Sham as a trustee of his father’s charitable trust declines beneficial ownership of any of the trust’s shares.

Our major shareholders have the same voting rights as all holders of our common shares.

As of July 31, 2011, approximately 33.6%, of our outstanding common shares were held in the United States by 9 holders registered on the books of our transfer agent.

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

•

On December 1, 2004, we entered into an amendment of a lease agreement with Kenmore Assets Limited, a company owned by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,100. The rent is at fair market for such a property, which is used to accommodate business visitors from overseas. This apartment was sold in July 2011 and no further rent is being paid.

•

We rent a company car from Wing Shing Products Company Limited, a company owned by the Sham family. Monthly rental for the vehicle is approximately $4,800, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicles.

Rental income and management fee income:

•	Rental income of nil and $6,393 was earned from a jointly-controlled entity for the fiscal years ended March 31, 2011 and 2010. The rentals were charged on mutually agreed terms.

•

Management fee income of nil and $9,313 was earned for the fiscal years ended March 31, 2011 and 2010, from a jointly-controlled entity. The management fees were charged with reference to the actual costs incurred.

We believe the leases are on terms no less favorable than could have been received from unaffiliated third parties.

Our Policy Concerning Related Party Transactions

All transactions with our executive officers and directors must be approved by a majority of our disinterested directors.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated statements and other financial information.

Our consolidated financial statements for fiscal 2011, 2010 and 2009 have been prepared in accordance with U.S. GAAP and audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States). A consolidated balance sheet is presented for each of fiscal 2011 and 2010 along with a consolidated statement of operations, statement of cash flows and statement of changes in shareholders’ equity which are presented for each of fiscal 2011, 2010 and 2009. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales constitute approximately 42.2% of our total sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 24(b) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

Sunbeam wire transferred to the escrow account of Cooper & Dunham, the attorneys for SEB, a total of $5.7 million. Cooper & Dunham acknowledged receipt of that money and agreed to hold it in an escrow account titled “Cooper & Dunham as escrow agent pursuant to Court order” pursuant to the September 7, 2005 order in the action SEB S.A., v. Montgomery Ward pending in the United States District Court for the Southern District of New York. Sunbeam’s payment of the funds into escrow eliminated its obligation to pay post-judgment interest on the amount that it paid into escrow. In fiscal 2009, the Court released approximately $800,000 from the escrow account to the Company.

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

SEB moved for an order “attaching the judgment” in favor of the Company in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties resolved the motion by consenting to an order that required the Company, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. On August 19, 2005, the Company notified SEB that it anticipated taking action to enforce the judgment against Sunbeam from the District of Florida. On August 24, 2005, SEB served a renewed motion to attach the entire proceeds of the judgment. The district court attached the entire judgment by order dated September 7, 2005. The Company and Pentalpha filed a motion on September 22, 2005 to reduce the amount of the attachment to no more than US$500,000. The Court denied the motion and refused to modify the order of attachment.

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

Pentalpha filed a petition for certiorari in the Supreme Court of the United States on July 23, 2010. The Supreme Court granted the writ of certiorari on October 12, 2010. After the appeal was fully briefed, the Supreme Court heard oral argument on February 23, 2011. On May 31, 2011, the Court affirmed the judgment of the Federal Circuit by an 8-1 vote, effectively ending the matter.

Pentalpha v. Cooper & Dunham

On April 9, 2009, Global-Tech and its subsidiary Pentalpha Enterprises, Ltd., now known as Pentalpha Medical Limited, commenced an action in New York State Supreme Court, New York County against Cooper & Dunham LLP, Wendy E. Miller, Norman H. Zivin, and SEB S.A. (“SEB”). The action alleges that the defendants fraudulently misrepresented to the Court in the action SEB S.A. v. Montgomery Ward & Co., et al., Index No. 99 Civ. 9284 (SCR), S.D.N.Y. (the “Federal Action”) that they had no documents regarding markings on SEB’s deep fryers other than a one page document they produced. As alleged in the Complaint, the defendants’ fraud enabled SEB S.A. to obtain a judgment in the Federal Action that was nearly $4 million greater than it would have obtained if defendants they had not made the misrepresentations. The Complaint asserts claims against SEB and its attorneys under New York Judiciary Law § 487, as well as common law fraud and related torts.

On May 1, 2009, the defendants filed a notice of removal, removing this action to the Southern District of New York, where it was assigned to District Judge Stephen Robinson, who had presided over the Federal Action. On May 21, 2009, the Company filed a motion to remand the action to state court. On June 29, 2009, defendants filed a motion to dismiss the complaint. On January 6, 2010, the federal court granted the Company’s motion to remand, and accordingly denied defendants’ motion to dismiss.

On March 29, 2010, defendants filed a motion in state court to dismiss the complaint, and for sanctions against the Company. On June 1, 2010, defendants filed their papers opposing plaintiffs’ motion. By order entered September 3, 2010, the Court dismissed the action. It held that the prior judgment in the action SEB S.A. v. Montgomery Ward & Co. barred the action under the doctrines of res judicata and collateral estoppel. The Court also denied the motion for sanctions against the Company.

By notice filed October 14, 2010, the Company appealed to the Appellate Division of the Supreme Court of the State of New York, First Department. On June 29, 2011, the Company filed its brief on appeal.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products (BVI) Company Limited (“Wing Shing Products”), commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Ltd. claiming infringement of U.S. Patent No.348,585.

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

Wing Shing filed its notice of appeal on October 13, 2009. Wing Shing filed its brief on appeal on December 22, 2009. Sunbeam filed its brief on February 1, 2010. The Court of Appeals heard oral arguments on May 3, 2010.

On May 5, 2010, the Court of Appeals affirmed the judgment of the district court. This concluded the matter.

Hanks v. Hamilton Beach Brans Inc. and Global Household Products Limited

On May 19, 2010, Kevin and Tammy Hanks filed an Amended Original Complaint and Jury Demand in the United States District Court for the Eastern District of Texas, Beaumont Division, naming Hamilton Beach Brands, Inc. a defendant and joining Global Household Products Limited as a defendant. The case was a property damages suit arising out of a fire that occurred at Plaintiffs’ home on April 25, 2009.

Global Household filed a motion to dismiss asserting that the court lacked personal jurisdiction because Global Household had insufficient minimum contacts with the State of Texas.

Hamilton Beach contested the propriety of Global Household’s jurisdictional defense. In so doing, Hamilton Beach served Global Household with jurisdictional discovery, filed numerous discovery motions, and even sought sanctions against Global Household for alleged failures to comply with court orders.

During the course of these discovery disputes, Global Household engaged in discussions with Plaintiffs’ counsel to resolve the underlying products liability litigation.

On June 13, 2011, Hamilton Beach filed its Cross-Claim against Global Household.

On June 16, 2011, Global Household and Plaintiffs reached an agreement to settle the underlying litigation. Following the settlement with the Plaintiffs, the only remaining claim before the court was Hamilton Beach’s Cross-Claim for indemnity as to its attorneys’ fees and costs.

On July 26, 2011 Global Household and Hamilton Beach reached an agreement to settle Hamilton Beach’s Cross-Claim for indemnity and attorney’s fees. This concluded the matter.

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

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2011, 2010 and 2009 were provisions for legal fees of approximately $217,700, $67,600 and $113,500, respectively in relation to certain of the above cases. Unless noted above, we have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

Dividends

We are a holding company and have no business operations other than ownership of our subsidiaries. In the event that we should decide to pay cash dividends, as a holding company, our ability to pay dividends and meet other obligations would depend upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to us as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions, including withholding tax on dividend income and contribution to statutory reserve. Restrictions on currency conversion may be in effect from time to time but have not had a material effect on us to date.

B.	Significant changes.

Please see Item 4.A—“Information on the Company”—“Recent Developments” for a full discussion regarding the Company’s plans to exit the home appliances business in fiscal 2012, which was approved by the Company’s board of directors on June 3, 2011.

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

	Pre-split		Adjustment to reflect 4-for-1 reverse stock split
	High	Low	High	Low
Fiscal 2007:
Annual	6.65	2.38	26.60	9.52

Fiscal 2008:
Annual	5.85	2.57	23.40	10.28

Fiscal 2009:
First Quarter	4.02	2.42	16.08	9.68
Second Quarter	3.88	2.29	15.52	9.16
Third Quarter	—	—	12.00	6.00
Fourth Quarter	—	—	11.48	6.20
Annual	—	—	16.08	6.00

Fiscal 2010:
First Quarter	—	—	10.75	6.40
Second Quarter	—	—	9.96	7.31
Third Quarter	—	—	12.48	6.82
Fourth Quarter	—	—	13.37	10.41
Annual	—	—	13.37	6.40

Fiscal 2011:
First Quarter	—	—	12.51	9.52
Second Quarter	—	—	10.00	8.42
Third Quarter	—	—	12.40	8.05
Fourth Quarter	—	—	9.40	6.78
Annual	—	—	12.51	6.78

Most Recent Six Months:
February 2011	—	—	8.32	7.61
March 2011	—	—	7.98	6.78
April 2011	—	—	7.53	5.74
May 2011	—	—	6.21	4.66
June 2011	—	—	5.42	4.00
July 2011	—	—	4.65	3.03

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

Material United States Federal Income Tax Consequences

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our common shares. Each holder or a prospective holder of our common shares is urged to consult his, her or its own tax advisor.

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

•	certain former U.S. citizens and residents who have expatriated; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers in tax years before January 1, 2011 from “qualified foreign corporations” are taxed at the rate of either 5 percent (zero, for tax years beginning in 2009, 2010 and 2011) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. Dividends received in tax years beginning after December 31, 2012 will be taxed at higher ordinary income tax rates. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future.

We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2010 or 2011. No assurance can be given, however, that the IRS may not disagree and seek to treat us as a PFIC. See “Passive Foreign Investment Company (PFIC)” below. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See “Sale, Exchange or Other Disposition of Our Common Shares,” below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.

For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and will generally be “passive category income”, or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends paid on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

•	you will recognize capital gain or loss equal to the difference (if any) between:

•	the amount realized on such sale, exchange or other taxable disposition and

•	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company (PFIC)

A U.S. Holder generally would be subject to a special tax regime (that differs in certain material respects from that described above) if we were a PFIC at any time during which such Holder held our shares.

An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. Based on the composition of our annual gross income and the nature and book value of our assets and the total market value, or market cap, of our shares at the end of each quarter of our fiscal years ended March 31, 2010 and 2011, we believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2010 or 2011. No assurance can be given, however, that the IRS may not disagree and seek to treat us as a PFIC.

We have not conducted an appraisal of the actual fair market value of our assets to support our conclusion regarding our PFIC status. If we conducted such appraisal, it might not result in a fair market value of our assets being sufficiently greater than the aggregate value of our market cap to support our conclusion regarding our PFIC status. Even if such appraisal did so support our conclusion as to our PFIC status, such appraisal may not be enough to establish to the satisfaction of the IRS that the fair market value of our assets, which would, or we believe should, not be considered “passive,” was sufficiently greater than the aggregate value of our market cap.

A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income (the “income test”) or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

As a result of the classification as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies. The interest charge is non-deductible by individuals but is generally deductible by corporations.

If we were treated as a PFIC, a U.S. Holder of our shares would generally be subject to the PFIC rules described above with respect to distributions by us, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that are classified as PFICS under either the “asset test” or the “income test,” as if such holder received directly its pro-rata share of the proceeds from such disposition.

A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in their gross income. However, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election; thus, such election may not be available.

In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares as long as we are a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC. However, if we were a PFIC, such election would not be available for any of our subsidiaries that also may be classified as PFICs, and those subsidiaries would continue to be subject to the PFIC rules described above.

If we are treated as a PFIC at any time that you hold our shares but cease to be classified as a PFIC in a later year, we will continue to be classified as a PFIC with respect to you unless you make a deemed sale election in a timely manner to be taxed as if you sold your shares on the last day of our last year during which we were treated as a PFIC. In this case, you would pay tax on the gain on the deemed sale treated as ordinary income and an interest charge, and no loss will be allowed to you. A timely deemed sale election can also be made with respect to our subsidiaries that are treated as PFICs, in which case you will be taxed on the amount of gain treated as ordinary income and pay an interest charge as if the stock of such subsidiaries had been actually sold or disposed of by us while we were a PFIC and you held our shares. If we subsequently become a PFIC, you will again be subject to the general PFIC rules discussed herein. We do not expect to monitor our status (or the status of any of our subsidiaries) as a PFIC for the current taxable year or in any future taxable year and, therefore, we may not be able to inform you as whether we have become a PFIC in any given year or whether we have subsequently ceased to be a PFIC.

If we were treated as a PFIC, each U.S. Holder would be required to make an annual return on IRS Form 8621, reporting, among other things, distributions received and gain realized with respect to each PFIC in which such holder holds a direct or indirect interest, and may be required to provide other information as specified by the IRS. In this regard, we note, in particular, that under recently enacted legislation U.S. Holders may be subject to further reporting requirements in connection with the annual filing of their respective U.S. federal income tax returns with respect to shareholdings in foreign corporations, which may include affirming whether or not a foreign corporation in which such U.S. Holder has invested is (or is not) a PFIC irrespective of whether any distributions have been received, the U.S. Holder has disposed of any stock of the foreign corporation, or the foreign corporation has disposed of any stock of its foreign subsidiaries in the relevant taxable year.

An actual determination of PFIC status is highly factual in nature. Given the complexity of the issues that may result if we are classified as or become a PFIC, you are urged to consult your own tax advisors with respect to the tax consequences to you in the event that this should occur, in view of your particular circumstances.

Non-U.S. Holders

If you are not a U.S. Holder, you are a “Non-U.S. Holder.”

Distributions on Our Common Shares

You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:

•	you conduct a trade or business in the United States and

•

the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Disposition of Our Common Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

•

your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

•	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

•	you are a corporation or other exempt recipient, or

•	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

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

People’s Republic of China Taxation

We are a holding company incorporated in the British Virgin Islands and conduct our business in China solely through our wholly owned subsidiaries. The new EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends.

Under the new EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25.0%. See Item 3.D. “Risk Factors—Potential taxation on dividends and sale of our common stock—Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our common shares if we are classified as a PRC “resident enterprise.”

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

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities had therefore taken their first step towards a floating currency. As of March 31, 2011, the exchange rate was 6.5564 and as of August 2, 2011 the exchange rate was 6.4442, a 1.7% depreciation since our fiscal year end. Any appreciation costs U.S. companies more to buy Chinese products. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our manufacturing operations in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 21.5 % and 15.1% of our net sales in fiscal 2011 and 2010, respectively. We believe any future appreciation of the Renminbi would result in an increase in our operating costs in China and materially impact our financial results. A 1% appreciation in the Renminbi would decrease our operating profit by approximately $56,754. Our foreign currency exposure in our assets and liabilities were immaterial at March 31, 2011.

We are dependent upon outside suppliers for all of our raw material needs, including plastic resins and various metals. Consequently, the results of our operations are subject to price fluctuations in these raw materials. The plastic resins used by us are derived from natural gas liquids, which may fluctuate as a result of changes in natural gas and crude oil prices, and the relative capacity, supply and demand for resin and petrochemical intermediates from which the resins are produced. We have no long-term supply contracts for the purchase of plastic resin, although we do generally maintain a 30-day supply. In the past, we have had limited ability to increase prices to offset plastic resin price increases. Currently, plastic resin prices are increasing significantly due to the international supply and demand for oil and the political instability in the Middle East. We expect that plastic resin prices will continue to increase in the near future and that it will be difficult for us to pass these cost increases on to our customers. Our total purchase of plastic resins in fiscal 2009, 2010 and 2011 were $9 million, $11 million and $11 million, respectively. If plastic resins prices in fiscal 2012 were to increase on an average of 10.0% from March 31, 2011 prices, and assuming we use the same amount of plastic resins as during fiscal 2011, the additional annual expense to us in fiscal 2012 would be approximately $1.1 million. As of July 30, 2011, resin prices had already increased 0.6% from their March 31, 2011 level and our customers have not to date to compensated us in any way for the additional cost.

We also use significant quantities of stainless steel and copper wire. Copper used primarily in our electric motors and wiring has been particularly volatile. The spot price in cents per pound has risen from $383 as of March 31, 2008 to $426.33 as of March 31, 2011. Since our year end copper has increased by 3.5% to $441.34 as of July 29, 2011.

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

As of March 31, 2011, an evaluation was performed, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation and for the reasons stated below, such officers concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) is accumulated and communicated to the Company’s management including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of its internal control over financial reporting as of March 31, 2011 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that the Company’s internal control over financial reporting is not effective as of March 31, 2011. In making its assessment, management identified a material weakness concerning the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company intends to retain external consultants and employees who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues.

(c)	Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. As a non-accelerated filer, our report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only our report on internal controls over financial reporting in this annual report.

(d)	Changes in Internal Control over financial reporting

Except as indicated in section (b) above, there were no changes that occurred during the period covered by this Form 20-F, that materially affected, or are likely to affect our internal control over financial reporting.

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

BDO became our independent auditors in fiscal 2010. In prior years, Ernst & Young were our independent auditors. Fees payable for the fiscal years ended March 31, 2011 and 2010 to BDO is detailed below:

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010
Audit fees	$209,000	$250,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$209,000	$250,000

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

We dismissed Ernst & Young as our independent registered public accounting firm on December 15, 2009. Such dismissal of independent registered public accounting firm was previously reported under Item 16F(a) of our annual report on Form 20-F for the fiscal year ended March 31, 2010.

(b)	Engagement of New Principal Accountant

As previously reported under Item 16F of our annual report on Form 20-F for the fiscal year ended March 31, 2010, the Company retained BDO limited as its independent registered public accounting firm following the dismissal of Ernst & Young.

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

Rules	Requirements	Company Compliance
Rule 5605(b)(1) Majority Independent Board	A majority of the board of directors must be comprised of “Independent Directors” as defined in Rule 5605(a)(2).	It is not mandatory for Global-Tech to comply with this provision. However, Global-Tech’s board consists of five members, of which three are independent.

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

Global-Tech considers whether its board members meet the requirements of being “independent.”

Rule 5605(b)(2) Executive Sessions	The board must have regularly scheduled (at least twice a year) meetings at which only independent directors are present.	Global-Tech is not required to hold regularly scheduled meetings of independent directors.

Rules	Requirements	Company Compliance
Accordingly, the board does not hold regularly scheduled sessions of the independent directors.

Rule 5605(e)(1) Independent Director Oversight of Nominations of Directors	Director nominees must be selected or recommended for the Board’s selection by (a) a majority of independent directors on the board or (b) by a nominating committee comprised solely of independent directors.	Global-Tech is not required to have a nominating committee. However, any director nominees must be selected by a majority of independent directors.

Rule 5405(d) Independent Director Oversight of Executive Officer Compensation	Compensation of the chief executive and other executive officers must be determined or recommended to the board by majority vote of only Independent Directors or a compensation committee comprised solely of Independent Directors. The chief executive officer may not be present during voting or deliberations regarding the determination of compensation of the chief executive officer.	Mr. Brian Yuen, one member of Global-Tech’s compensation committee, is not considered independent since he is a member of management of the Company.

Rule 5605(c)(1)Audit Committee Charter	The Company has adopted a formal written Audit Committee Charter specifying the items enumerated in Rule 5605(c)(1), and that the Audit Committee will review and assess the adequacy of the charter on an annual basis.	The Company has a formal charter that is reviewed annually.

Rule 5610 Code of Conduct	Each Company must adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available.	Global-Tech has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-52 incorporated herein by reference.

Item 19.	Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 31, 2011

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ John C.K. Sham
John C.K. Sham
President, Chief Executive Officer and Acting Chief Financial Officer

Audited Consolidated Financial Statements

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Incorporated in the British Virgin Islands with limited liability)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Global-Tech Advanced Innovations Inc.

We have audited the accompanying consolidated balance sheets of Global-Tech Advanced Innovations Inc. (the “Company”) as of March 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global-Tech Advanced Innovations Inc. at March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited
Hong Kong, August 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Global-Tech Advanced Innovations Inc.

(Formerly known as Global-Tech Appliances Inc.)

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity, and cash flows of Global-Tech Advanced Innovations Inc. and its subsidiaries for the year ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and cash flows of Global-Tech Advanced Innovations Inc. and its subsidiaries for the year ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Hong Kong
September 26, 2009

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2011 and 2010

	Notes	2011	2010
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4	19,205,184	24,808,596
Time deposits	5	1,534,204	—
Restricted cash	6	19,460,845	4,397,602
Available-for-sale investments	7	6,692	15,989,430
Accounts and bills receivable, net	8	35,632,294	23,244,365
Inventories	9	10,849,371	9,409,801
Prepaid expenses		282,391	277,938
Deposits and other assets		1,711,820	1,914,871
Legal claims receivable	21	15,681	5,090,153
Amount due from a related party	10	28,737	28,818
Amount due from a jointly-controlled entity	10	13,694	21,631

Total current assets		88,740,913	85,183,205

Interests in jointly-controlled entities	13	—	—
Property, plant and equipment, net	11	25,013,340	22,708,372
Land use rights, net	12	3,060,555	3,033,152
Deposits paid for purchase of property, plant and equipment		112,126	57,716
Deferred tax assets	18	—	104,381
Available-for-sale investments	7	3,009,200	—

Total assets		119,936,134	111,086,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	15	12,585,054	—
Accounts payable		10,352,938	5,131,151
Bills payable	15	1,278,754	1,503,595
Discounted bills		—	3,363,543
Customer deposits		821,288	965,282
Accrued salaries, allowances and other employee benefits		5,607,570	3,777,337
Accrual for loss contingencies	21	31,458	5,966,820
Other accrued liabilities	14, 22	7,576,062	6,896,715
Income tax payable		5,318,002	5,708,526

Total current liabilities		43,571,126	33,312,969

Deferred tax liabilities	18	27,549	38,112

Total liabilities		43,598,675	33,351,081

Commitments and contingencies	20, 21
Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,229,314 and 3,228,564 shares issued as of March 31, 2011 and 2010	16	129,173	129,143
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued		—	—
Additional paid-in capital		84,752,105	84,280,027
Accumulated deficit		(11,101,203)	(7,088,232)
Accumulated other comprehensive income		7,395,275	5,078,128
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2011 and 2010		(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity		76,512,029	77,735,745
Non-controlling interests		(174,570)	—

Total equity		76,337,459	77,735,745

Total liabilities and shareholders’ equity		119,936,134	111,086,826

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2010 AND 2009

	Notes		2011	2010	2009
			US$	US$	US$
Net sales			100,954,504	101,929,489	87,387,372
Cost of goods sold			(91,061,868)	(84,888,868)	(81,500,506)

Gross profit			9,892,636	17,040,621	5,886,866
Selling, general and administrative expenses			(15,829,340)	(14,096,417)	(13,074,795)
Other operating income, net			1,105,590	179,565	1,674,332

Operating profit (loss)			(4,831,114)	3,123,769	(5,513,597)
Interest income, net			536,187	276,778	533,486
Other income, net	17		311,050	454,919	431,993
Loss on dissolution of a subsidiary			—	—	(1,028,875)
Gain on disposal of subsidiaries			—	—	157,597

Profit (loss) before income taxes			(3,983,877)	3,855,466	(5,419,396)
Income tax expense	18		(204,122)	(389,135)	(421,026)

Net income (loss)			(4,187,999)	3,466,331	(5,840,422)
Net loss attributable to non-controlling interests			175,028	—	—

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.			(4,012,971)	3,466,331	(5,840,422)

Basic and diluted earnings (loss) per share of common stock	19		(1.32)	1.14	(1.91)

			Number	Number	Number

Basic and diluted weighted average number of shares of common stock	19		3,039,454	3,037,969	3,051,216

			US$	US$	US$

Rental expense paid to related parties (included in selling, general and administrative expenses)	10	(a)	713,103	769,540	738,697
Rental income earned from a related party (included in other income (expenses), net)	10	(b)	—	6,393	50,812
Management income earned from a related party (included in other income (expenses), net)	10	(c)	—	9,313	106,677

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2010 AND 2009

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Accumulated deficits	Treasury stock	Accumulated other comprehensive income (losses)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2008	3,227,064	(169,787)	129,083	84,222,582	(4,714,141)	(4,493,447)	3,098,761	78,242,838	—	78,242,838
Net loss for the year	—	—	—	—	(5,840,422)	—	—	(5,840,422)	—	(5,840,422)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	10,064	10,064	—	10,064
• release of realized foreign currency translation arising from dissolution of a subsidiary	—	—	—	—	—	—	1,028,875	1,028,875	—	1,028,875
• foreign currency translation adjustments	—	—	—	—	—	—	883,566	883,566	—	883,566

Total net comprehensive income (loss)	—	—	—	—	(5,840,422)	—	1,922,505	(3,917,917)	—	(3,917,917)
Shares repurchased as treasury stock	—	(19,600)	—	—	—	(167,738)	—	(167,738)	—	(167,738)
Shares issued to an employee	—	—	—	1,969	—	—	—	1,969	—	1,969
Stock compensation expense	—	—	—	41,861	—	—	—	41,861	—	41,861

Balance as of March 31, 2009	3,227,064	(189,387)	129,083	84,266,412	(10,554,563)	(4,661,185)	5,021,266	74,201,013	—	74,201,013
Net income for the year	—	—	—	—	3,466,331	—	—	3,466,331	—	3,466,331
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	953	953	—	953
• release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal	—	—	—	—	—	—	12,488	12,488	—	12,488
• foreign currency translation adjustments	—	—	—	—	—	—	43,421	43,421	—	43,421

Total net comprehensive income	—	—	—	—	3,466,331	—	56,862	3,523,193	—	3,523,193
Shares repurchased as treasury stock	—	(200)	—	—	—	(2,136)	—	(2,136)	—	(2,136)
Stock compensation expenses	—	—	—	11,646	—	—	—	11,646	—	11,646
Shares issued to an employee	1,500	—	60	1,969	—	—	—	2,029	—	2,029

Balance as of March 31, 2010	3,228,564	(189,587)	129,143	84,280,027	(7,088,232)	(4,663,321)	5,078,128	77,735,745	—	77,735,745

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2010 AND 2009

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Accumulated deficits	Treasury stock	Accumulated other comprehensive income (losses)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2010	3,228,564	(189,587)	129,143	84,280,027	(7,088,232)	(4,663,321)	5,078,128	77,735,745	—	77,735,745
Net loss for the year	—	—	—	—	(4,012,971)	—	—	(4,012,971)	(175,028)	(4,187,999)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	11,092	11,092	—	11,092
• release of realized foreign currency translation arising from dissolution of a subsidiary	—	—	—	—	—	—	1,877	1,877	—	1,877
• foreign currency translation adjustments	—	—	—	—	—	—	2,304,178	2,304,178	458	2,304,636

Total net comprehensive income (loss)	—	—	—	—	(4,012,971)	—	2,317,147	(1,695,824)	(174,570)	(1,870,394)
Stock compensation expenses	—	—	—	470,109	—	—	—	470,109	—	470,109
Shares issued to an employee	750	—	30	1,969	—	—	—	1,999	—	1,999

Balance as of March 31, 2011	3,229,314	(189,587)	129,173	84,752,105	(11,101,203)	(4,663,321)	7,395,275	76,512,029	(174,570)	76,337,459

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2010 AND 2009

	2011	2010	2009
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	(4,187,999)	3,466,331	(5,840,422)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	93,780	117,550	76,285
Depreciation	3,238,356	3,661,352	3,830,549
Accretion of a convertible note discount	—	—	(181,084)
Gain on disposal of subsidiaries	—	—	(157,597)
Loss on dissolution of a subsidiary	—	—	1,028,875
Loss on disposal of property, plant and equipment	3,662	292,208	39,645
Impairment of property, plant and equipment	—	4,786	200,407
Allowance for doubtful accounts	768	56,336	—
Stock compensation expense	470,109	11,706	41,861
Shares issued to an employee	1,999	1,969	1,969
Deferred tax benefit	93,907	(93,553)	(39,319)
Foreign exchange	560,399	40,815	(168,485)

Changes in operating assets and liabilities:
Accounts and bills receivable, net	(11,621,410)	(4,844,657)	3,915,827
Prepaid expenses	156	(13,638)	(48,200)
Deposits and other assets	175,148	(422,108)	221,121
Legal claims receivable	5,077,737	10,089	522,312
Amount due from a related party	—	—	(40,777)
Amount due from a jointly-controlled entity	7,937	47,892	24,862
Inventories	(1,034,585)	(947,813)	4,342,192
Interest receivable	—	—	(168,000)
Accounts payable	4,714,234	(1,335,020)	(297,899)
Discounted bills	(3,354,398)	3,361,966	—
Accrued salaries, allowances and other employee benefits	1,767,644	703,679	362,868
Other accrued liabilities	397,948	774,995	(1,133,707)
Accrual for loss contingencies	(5,928,553)	(99,776)	317,074
Amount due to a related party	—	51,843	—
Income tax payable	(499,067)	195,982	641,302

Net cash provided by (used in) operating activities	(10,022,228)	5,042,934	7,491,659

continued/…

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2010 AND 2009

	2011	2010	2009
	US$	US$	US$
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	1,458	11,350	—
Deposits paid for purchase of property, plant and equipment	—	(12,508)	(200,696)
Purchases of property, plant and equipment	(4,663,368)	(1,963,301)	(2,174,170)
Increase in land use rights	—	(72,213)	(403,243)
Decrease (increase) in time deposits	(1,494,953)	4,380,440	(4,380,440)
Proceeds from disposal of available-for-sale investments	15,986,532	31,962,236	9,979,200
Purchases of available-for-sale investments	(3,000,000)	(31,977,976)	(25,949,992)
Proceeds from maturity of convertible note and related interest receivable	—	6,102,487	—
Proceeds from disposal of subsidiaries, net of cash and cash equivalents	—	—	(194)

Net cash provided by (used in) investing activities	6,829,669	8,430,515	(23,129,535)

Cash flows from financing activities:
Deposits of restricted cash	(14,503,181)	(19,044)	(4,374,697)
Proceeds from short-term bank loans	21,479,662	—	—
Settlement of short-term bank loans	(9,216,587)	—	—
Purchases of treasury stock	—	(2,136)	(167,738)

Net cash used in financing activities	(2,240,106)	(21,180)	(4,542,435)

Effect of foreign exchange rate changes on cash	(170,747)	43,445	(179,392)

Net increase (decrease) in cash and cash equivalents	(5,603,412)	13,495,714	(20,359,703)
Cash and cash equivalents at beginning of fiscal year	24,808,596	11,312,882	31,672,585

Cash and cash equivalents at end of fiscal year	19,205,184	24,808,596	11,312,882

Supplemental disclosure information:
Cash paid for interest	270,823	69,665	1,563
Cash paid for taxes	623,151	222,438	92,415

The accompanying notes are an integral part of the consolidated financial statements

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

2.	SUBSIDIARIES

Details of Global-Tech’s subsidiaries as of March 31, 2011 were as follows:

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100	Investment holding

Global Display Holdings Limited	British Virgin Islands	100	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100	Provision of management services

Global Rich Innovation Limited	Hong Kong	100	Inactive

Wing Shing Overseas Limited	British Virgin Islands	100	Inactive

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUBSIDIARIES (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2011 were as follows: (continued)

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding

Consortium Investment (BVI) Limited	British Virgin Islands	100	Investment holding

Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical components

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Manufacturing of household appliance products

Dongguan Lite Array Company Limited (“DGLAD”)	PRC	100	Manufacturing of electronic and optical components and provision of cellular phone assembly services

Dongguan Microview Medical Technology Company Limited	PRC	100	Research and development

Global Auto Limited	Hong Kong	70	Inactive

Global Household Products Limited	Hong Kong	100	Trading of household appliance products

Pentalpha Medical Limited	Hong Kong	100	Inactive

Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100	Inactive

Global-Tech USA, Inc.	State of Delaware, U.S.A.	100	Provision of consultation services

Global Digital Imaging Limited	British Virgin Islands	100	Trading of raw materials and digital products

MasterWerke Limited	State of Delaware, U.S.A.	100	Inactive

Wing Shing Products (BVI) Company Limited	British Virgin Islands	100	Dissolved

Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding

Lite Array (OLED) BVI Company Limited	British Virgin Islands	76.75	Inactive

Lite Array, Inc.	State of Delaware, U.S.A.	76.75	Inactive

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. The fiscal year end date of Lite Array Holdings Limited (“Lite Array Holdings”), a jointly-controlled entity of the Company, is December 31. There have been no significant transactions in Lite Array Holdings and its subsidiaries, which would materially affect the Company’s financial position and results of operations during each of the period from Lite Array Holdings’ fiscal year end date to March 31, 2011, 2010 and 2009, respectively.

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

Prior to April 1, 2009, declines in the fair value of held-to-maturity and available-for-sale securities below their amortized cost, that were deemed to be other-than-temporary, were all reported in investment gains (losses), net. Effective April 1, 2009, the Company adopted new accounting guidance for impairment of debt securities that are deemed to be other-than-temporary. Factors considered in evaluating potential impairment include, but are not limited to, the current fair value as compared to cost or amortized cost of the security, as appropriate, the length of time the investment has been below cost or amortized cost and by how much, our intent to sell a security and whether it is more-likely-than-not we will be required to sell the security before the recovery of our amortized cost basis, and specific credit issues related to the issuer and current economic conditions. Under the new impairment model, the credit component of an other-than-temporary impairment of a debt security is reported in investment gains (losses), net and the noncredit component is reported in other comprehensive income (loss). In addition, other-than-temporary declines in beneficial interests purchased or retained in a securitization transaction which are classified as available-for-sale debt securities are recognized if there has been an adverse change in the cash flows as of the end of the reporting period. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method.

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

(g)	Accounts and bills receivable, net

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

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of overheads.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Property, plant and equipment

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

(j)	Construction in progress

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

(k)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with Financial Accounting Standards Board (“FASB”) ASC 360 “Property, Plant and Equipment” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Revenue recognition

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

(m)	Advertising costs

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$101,409, US$8,445 and US$8,438 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

(n)	Design and development costs

Design and development costs primarily relate to the cost of samples and prototypes and salaries of our engineers.

The Company expenses all design and development costs when incurred. Included in the SG&A expenses line item in the consolidated statement of operations were design and development costs of US$1,087,234, US$1,562,772 and US$685,126 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

(o)	Shipping and handling costs

In accordance with FASB ASC 605 “Revenue Recognition”, shipping and handling fees billed to customers are included in net sales in the consolidated statement of operations. Any shipping and handling costs incurred by the Company associated with the sale of products are included in SG&A on the face of the consolidated statement of operations. During the fiscal years ended March 31, 2011, 2010 and 2009, shipping and handling costs charged to SG&A were US$877,415, US$1,028,782 and US$802,664, respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2011, 2010 and 2009, inbound freight costs charged to cost of goods sold were US$42,347, US$171,686 and US$128,325, respectively. Other related costs are included in manufacturing overheads.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Foreign currencies

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

The functional currency of Global-Tech is the U.S. Dollar (“US$”). The financial statements of all subsidiaries are translated in accordance with FASB ASC 830 “Foreign Currency Matters”. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income or loss.

(q)	Income taxes

Deferred income taxes are provided using the asset and liability method in accordance FASB 740 “Income taxes”. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of income.

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

(r)	Stock compensation expense

The Company adopted FASB ASC 718 “Compensation-Stock Compensation”, and related interpretations in accounting for its employee share-based payment transactions. Accordingly, stock compensation cost is measured at the date of grant and estimated using the option pricing model. Stock issued to an employee as compensation are measured at fair value based on the grant date quoted market price. The compensation cost for share-based awards with service conditions is amortized over the vesting period of the awards using the straight-line method provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant date fair value of the award that is vested at that date.

The Company accounts for stock options granted to a counterparty other than an employee in accordance with FASB ASC 505 “Equity”. Fair value of the equity instruments is recognized on the measurement date which is the earlier of (i) a commitment for performance by the counterparty to earn the equity instruments being reached or (ii) the counterparty’s performance being completed.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Retirement costs

Retirement cost contributions relating to defined contribution plans are made based on a percentage of the relevant employees’ salaries and are included in the consolidated statement of operations as they become payable. The assumptions used in calculating the obligation for retirement cost contributions depend on the local economic environment, interpretations and practices in respect thereof.

(t)	Operating leases

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

(u)	Earnings (loss) per share

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

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to shareholders. Total net comprehensive income (loss) includes net income or loss for the year as well as additional other comprehensive income (loss). The Company’s other comprehensive income (loss) consists of the Company’s share of other comprehensive income of jointly-controlled entities, unrealized gains and losses on available-for-sale investments and foreign currency translation adjustments, all recorded net of tax.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)	Accruals and loss contingencies

The Company makes provision for all loss contingencies when information available prior to the issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of loss can be reasonably estimated.

For provision or accruals related to litigation, social insurance, property tax, etc, the company makes provisions based on information from legal counsel and the best estimation of management. The company assesses the potential liability to be recorded if the contingency loss is probable and the amount of loss can be reasonably estimated. The actual resolution of the contingency may differ from the Company’s estimates. If the contingency was settled for an amount greater than the estimate, a future charge to income would result. Likewise, if the contingency was settled for an amount that is less than our estimates, a future credit to income would result.

(y)	Segment reporting

The Company follows FASB ASC 280 “Segment Reporting”.

The Company operates and manages its business in four segments. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statements.

(z)	Warranty cost

The Company estimates its warranty provision for defective products based on various factors including the likelihood of defects, an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above consideration, the Company has accrued for warranty costs of US$296,410 for the year ended March 31, 2011 (2010: US$180,151 and 2009: US$191,459). The basis and the amount of the warranty accrual are reviewed and adjusted periodically based on actual experience.

(aa)	Government grants

Government grants are recognized when received and the stipulated activities are achieved. Such amounts are included in other income of the consolidated statement of operations.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

(i)	In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures, Measuring Liabilities at Fair Value” (“ASU 2009-05”) which is now codified as FASB ASC 820 “Fair Value Measurements and Disclosures”. ASU 2009-05 provides amendments to FASB ASC 820-10, “Fair Value Measurements and Disclosures—Overall” (“FASB ASC 820-10”), for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using a valuation technique that uses a quoted price of the identical liability when traded as an asset, a quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. This ASU is effective for the first period (including interim periods) beginning after issuance. The Company does not expect the adoption of ASC 2009-05 to have a material impact on the Company’s financial position, results of operations and cash flows.

(ii)	In April 2010, the FASB issued ASU No. 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades which is now codified as FASB ASC 718 “Compensation—Stock Compensation”. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The update is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect that the adoption of ASC 2010-13 will have a material impact on the Company’s financial position, results of operations and cash flows.

(iii)	In June 2011, the FASB issued ASU No. 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The objective of this Update is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS), the FASB decided to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments in this Update. The amendments in this Update shall be applied retrospectively and is effective for public entities, for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company would adopt this pronouncement for the year ended March 31, 2012.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS

	March 31, 2011	March 31, 2010
	US$	US$
Cash on hand and at banks	7,734,976	23,023,987
Money market funds	11,470,208	1,784,609

Total cash and cash equivalents	19,205,184	24,808,596

The cash on hand and at banks in our PRC subsidiaries are denominated in Renminbi (“RMB”), United States dollars (“US$”) and Hong Kong dollars (“HK$”) and amounted to RMB27,310,779 (equivalent to US$4,166,595) and RMB115,208,031 (equivalent to US$16,887,968) in total as of March 31, 2011 and 2010, respectively. RMB is not freely convertible into other currencies; however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business. Other than RMB, the cash on hand and at banks of the Company are denominated in US$ and HK$. Cash on hand and at banks held by our PRC subsidiaries and denominated in RMB amounted to RMB13,612,533 (equivalent to US$2,076,762) and RMB113,355,029 (equivalent to US$16,616,343) in total as of March 31, 2011 and 2010, respectively.

5.	TIME DEPOSITS

As of March 31, 2011, time deposits of RMB10,056,250 (equivalent to US$1,534,204) were deposited with a creditworthy bank with an original maturity of more than three months when acquired. The time deposits bear interest of 2.25% per annum and matured in June 2011.

6.	RESTRICTED CASH

As of March 31, 2011 and 2010, time deposits of RMB127,560,000 (equivalent to US$19,460,845) and RMB30,000,000 (equivalent to US$4,397,602) were deposited with and pledged to banks to secure credit facilities granted to the Company, including revolving bank loans and bills payable.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2011 and 2010:

	Cost		Net unrealized gains (losses)		Fair values
	2011 US$	2010 US$	2011 US$	2010 US$	2011 US$	2010 US$
Current assets:
U.S. treasury bills	—	15,986,532	—	(1,892)	—	15,984,640
Listed equity securities	3,129	3,138	3,563	1,652	6,692	4,790

	3,129	15,989,670	3,563	(240)	6,692	15,989,430
Non-current assets:
Unlisted investments	3,000,000	—	9,200	—	3,009,200	—

	3,003,129	15,989,670	12,763	(240)	3,015,892	15,989,430

The Company’s U.S. treasury bills as of March 31, 2010 were held with contractual maturities of less than six months. As of March 31, 2011 and March 31,2010, investments totaling US$2,294 and US$15,988,741 were in unrealized loss positions of US$1,913 and US$3,770 respectively. During the fiscal years ended March 31, 2011, 2010 and 2009, no significant gain or loss was recognized on the disposal of the Company’s available-for-sale debt securities.

Other investment

The fair values of listed equity securities are based on quoted market prices at the balance sheet date.

Unlisted investments which have the terms from 2 to 4 years are measured at fair value using a price quoted by a third party, such as broker or bank, at the balance sheet date.

The net unrealized gains (losses) consisted of gross unrealized gains as at the fiscal years ended March 31, 2011, 2010 and 2009 of US$5,476, US$3,530 and US$13,559, respectively, and gross unrealized losses as at the fiscal years ended March 31, 2011, 2010 and 2009 of US$1,913, US$3,770 and US$2,206, respectively.

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2011, 2010 and 2009 were US$15,986,532, US$31,962,236 and US$9,979,200, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	ACCOUNTS AND BILLS RECEIVABLE, NET

	March 31, 2011	March 31, 2010
	US$	US$
Accounts receivable	24,669,150	16,666,133
Less: Allowance for doubtful accounts	(768)	(115,024)

Accounts receivable, net	24,668,382	16,551,109
Bills receivable	10,963,912	6,693,256

Accounts and bills receivable, net	35,632,294	23,244,365

	Fiscal years ended
	March 31, 2011	March 31, 2010	March 31, 2009
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	115,024	65,308	65,308
Additions	768	56,336	—
Amount written-off as uncollectible during the fiscal year	(115,024)	(6,362)	—
Exchange realignment	—	(258)	—

Balance at end of fiscal year	768	115,024	65,308

9.	INVENTORIES

	March 31, 2011	March 31, 2010
	US$	US$
Raw materials	5,697,795	4,197,027
Work in progress	3,010,686	2,466,948
Finished goods	2,140,890	2,745,826

	10,849,371	9,409,801

For the fiscal years ended March 31, 2011, 2010 and 2009, a write-down of inventories to fair market value of US$405,313, US$398,474 and US$688,020, respectively, was recognized in the consolidated statement of operations.

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

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2011, 2010 and 2009, the Company had the following material transactions with related parties during those years:

(a)	The Company incurred annual real estate rental expenses for the fiscal years ended March 31, 2011, 2010 and 2009 of approximately US$713,103, US$769,540 and US$738,697, respectively, payable to two directors of Global-Tech and certain related companies of which certain of their directors are also the directors of Global-Tech. Included in the aforesaid annual real estate rental expenses were amounts of US$478,635, US$479,808 and US$478,211 paid to two directors of Global-Tech during the fiscal years ended March 31, 2011, 2010 and 2009, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

(b)	Rental income of nil, US$6,393 and US$50,812 was earned for the fiscal years ended March 31, 2011, 2010 and 2009, respectively, from a jointly-controlled entity. The rentals were charged on mutually agreed terms.

(c)	Management fee income of nil, US$9,313 and US$106,677 was earned for the fiscal years ended March 31, 2011, 2010 and 2009, respectively, from a jointly-controlled entity, which was charged with reference to the actual costs incurred.

The amount due from a jointly-controlled entity is unsecured, interest-free and has no fixed terms of repayment. The amount due from a related party, of which two of the directors of Global-Tech were shareholders as of March 31, 2011, 2010 and 2009, is unsecured, interest-free and has no fixed terms of repayment.

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2011	March 31, 2010
	US$	US$
Leasehold improvements and buildings	27,022,596	25,964,631
Plant and machinery	35,907,231	31,941,407
Moulds	10,891,768	10,370,297
Transportation equipment	1,520,280	1,567,084
Furniture, fixtures and equipment	5,778,517	3,921,354
Construction in progress	63,129	—

	81,183,521	73,764,773

Less: Accumulated depreciation	(56,170,181)	(51,056,401)

Property, plant and equipment, net	25,013,340	22,708,372

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(a)	During the fiscal years ended March 31, 2011, 2010 and 2009, impairment losses relating to property, plant and equipment of nil, US$4,786 and US$200,407, respectively, were recognized in the consolidated statement of operations for certain moulds, plant and machinery, and furniture, fixtures and equipment which are no longer used in the operations of the Company. The impairment losses recognized during the fiscal years ended March 31, 2011, 2010 and 2009 were included in “Cost of goods sold” and “SG&A” on the face of the consolidated statement of operations in the amounts of nil, nil and US$128,911, respectively, and nil, nil and US$71,496, respectively. For the fiscal year ended March 31, 2010, an impairment loss of US$4,786 was included in “Other income (expense), net”.

(b)	As of March 31, 2011 and 2010, buildings with aggregate net book values of approximately US$15,783 and US$98,773, respectively, were situated in Hong Kong and manufacturing facilities with aggregate net book values of approximately US$11,890,017 and US$12,388,321, respectively, were situated in Mainland China. The land where the manufacturing facilities were situated is held under certain land use rights that will expire in 2043. Up to March 31, 2011, the Company has obtained a sizable portion of the property ownership certificates for its buildings (25 out of a total of 34 properties). The application for the remaining property ownership certificates will commence only after the land use right certificates for the relevant pieces of land are obtained.

(c)	The amounts of depreciation charged for the fiscal years ended March 31, 2011, 2010 and 2009 were US$3,238,356, US$3,661,352 and US$3,830,549 respectively.

(d)	The loss on disposal of property, plant and equipment recognized during the fiscal years ended March 31, 2011, 2010 and 2009 amounted to US$3,662, US$292,208 and US$39,645, respectively.

12.	LAND USE RIGHTS, NET

Land use rights represent prepayments under operating leases for land use for a predetermined time period. They are charged to the consolidated statement of operations over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in China and has obtained or is in the process of obtaining the land use rights certificates covering a substantial portion of such lands. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a total area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has vacated a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of the land (31,510 square meters) until August 6, 2043. However, the Company had to pay monthly fees of RMB59,248 (approximately US$9,039) to the local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$29,452) from January 1, 2009 onwards until August 6, 2043. Up to March 31, 2011, the Company has obtained a sizable portion of its land use rights certificates covering 183,900 square meters out of a total area of 207,300 square meters. The application of certain property ownership certificates as further detailed in note 11 to the financial statements will commence only after the land use rights certificates for the relevant pieces of land have been obtained. The Company is in the process of obtaining the remaining land use rights and property ownership certificates. However, no definitive timeframe has been provided by the Dongguan local government as to when the certificates will be provided to the Company.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	INTERESTS IN JOINTLY-CONTROLLED ENTITIES

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

The Company has discontinued the recognition of its share of losses of the jointly-controlled entities because the share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities. The Company has no further obligations to fund operations.

The following table illustrates the summarized financial information of the Company’s jointly-controlled entities:

As of or for the years ended December 31*

	2010	2009
	US$	US$
Current assets	191,136	476,390
Non-current assets	2,045,408	1,835,513
Current liabilities	(4,462,464)	(3,436,181)
Revenue	—	—
Operating expenses	(1,203,469)	(1,234,121)
Net loss	(1,154,118)	(883,519)

*	The financial year end date of Lite Array Holdings Limited

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	WARRANTY PROVISION

Included in other accrued liabilities are warranty provisions of US$296,410, US$180,151 and US$191,459 as of March 31, 2011, 2010 and 2009, respectively. The Company’s warranty activity during the fiscal years ended March 31, 2011, 2010 and 2009 is summarized below:

	Fiscal years ended
	March 31, 2011	March 31, 2010	March 31, 2009
	US$	US$	US$
Balance at beginning of fiscal year	180,151	191,459	235,315
Additional provision	192,408	15,250	47,215
Reversal of unutilized amounts	(76,149)	(26,558)	(91,071)

Balance at end of fiscal year	296,410	180,151	191,459

15.	BILLS PAYABLE, SHORT TERM BANK LOANS AND BANKING FACILITIES

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) an undertaking not to pledge, mortgage or charge any of the assets of the Company in Hong Kong or Mainland China for general banking facilities granted to a subsidiary of the Company without obtaining written consent of the bank for general facilities granted to its H.K. subsidiaries. The Company has made deposits to banks as security for credit facilities granted to our PRC subsidiaries, including bank loans and bills payable.

The facilities with various banks are denominated in United States dollars of US$9,000,000, Hong Kong dollars of HK$2,400,000 and in Renminbi of RMB60,000,000 (equivalent to US$18,462,022 in total) as of March 31, 2011, and in Hong Kong dollars of HK$2,400,000 and in Renminbi of RMB50,000,000 (equivalent to US$7,638,483 in total) as of March 31, 2010. The facilities are secured by the Company’s deposits which are restricted in use.

Banking facilities of US$12,585,054 and RMB8,381,848 (equivalent to US$1,278,754) were utilized as of March 31, 2011 and RMB10,257,371 (equivalent to US$1,503,595) were utilized as of March 31, 2010.

Banking Facilities of HK$2,400,000 (equivalent to US$308,285) and RMB30,195,179 (equivalent to US$4,606,645) remained unutilized as of March 31, 2011 and HK$2,400,000 (equivalent to US$309,144) and RMB39,742,629 (equivalent to US$5,825,744) remained unutilized as of March 31, 2010.

The weighted average interest rate of the bank loans for the year ended March 31, 2011 is 1.36% per annum with an average maturity of 59 days from March 31, 2011.

16.	SHARE CAPITAL

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

During the fiscal year ended March 31, 2009, the Board of Directors of Global-Tech authorized an amendment to Global-Tech’s Memorandum of Association to effect a 4-for-1 reverse stock split (the “Reverse Stock Split”) of the issued and outstanding common stock of Global-Tech, effective from December 10, 2008 (the “Effective Date”). During the fiscal year ended March 31, 2009, Global-Tech also proportionally reduced the authorized number of shares of its common and preferred stock to 12,500,000 and 250,000, respectively. On the Effective Day, every four shares of common stock of Global-Tech issued and outstanding as of the Effective Date were consolidated into one share of post-reverse split common stock.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	OTHER INCOME (EXPENSES), NET

	2011	2010	2009
	US$	US$	US$
Foreign exchange losses, net	(549,771)	(144,313)	(93,073)
Loss on disposal of property, plant and equipment	(3,662)	(292,208)	(39,645)
Rental income from a related party	—	6,393	50,812
Rental income from other third parties	9,886	—	151,188
Management fee received from a related party	—	9,313	106,677
Management fee received from other third party	18,641	—	57,218
Reversal (accrual) for potential tax surcharge	(80,472)	9,946	(104,806)
Government grants	856,372	687,190	58,127
Others	60,056	178,598	245,495

	311,050	454,919	431,993

18.	INCOME TAXES

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on the taxable income arising in or derived from the respective tax jurisdictions in which they are domiciled or deemed to operate. Global-Tech and its investment holding subsidiaries incorporated in the British Virgin Islands (“BVI”) are not subject to tax in the BVI in accordance with the BVI tax regulations. The Company conducts substantially all of its businesses and operations through its subsidiaries located in Hong Kong and Mainland China.

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on their assessable income arising in Hong Kong during the fiscal years ended March 31, 2011, 2010 and 2009. The Company’s former subsidiary in Macau was exempted from Macau Complementary Tax.

The Company’s subsidiaries registered in the PRC, including DWS and DGLAD, are subject to PRC corporate income tax on income as reported in their PRC statutory accounts, adjusted in accordance with relevant PRC income tax laws and regulations. DWS and DGLAD are located in a coastal open economic zone in Mainland China and, accordingly, were entitled to a preferential tax rate of 27% (24% reduced tax rate and 3% local income tax rate) for the calendar years ended prior to December 31, 2008. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified enterprise income tax law, or EIT was approved and became effective on January 1, 2008. The New EIT Law introduced a wide range of changes which include the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. DGLAD is entitled to a tax concession period (“Tax Holiday”), whereby it was exempted from corporate income tax for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. DGLAD started its first profit-making year under the Tax Holiday for the calendar year ended December 31, 2007. Accordingly, the EIT of DSW and DGLAD for fiscal 2011 was 25% and 12.5%, respectively.

Income tax expense consists of:

	2011	2010	2009
	US$	US$	US$
Income tax expense (benefit):
Current	110,215	482,688	460,345
Deferred	93,907	(93,553)	(39,319)

Total income tax expense	204,122	389,135	421,026

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	INCOME TAXES (continued)

The reconciliation of income tax expense (benefit) computed at the Hong Kong statutory income tax rate to profit (loss) before income taxes as stated in the consolidated statement of operations of the Company at the effective income tax rate is as follows:

	2011	2010	2009
	US$	US$	US$
Income tax expenses (benefit) at the Hong Kong statutory income tax rate	(657,339)	636,152	(894,200)
Foreign rate differential	(69,068)	138,201	26,140
Non-taxable other income	(79,153)	(521,405)	(558,829)
Non-tax deductible expenses	554,564	22,140	1,056,179
Under provision of tax in prior periods	149,531	149,679	52,596
Unrecognized (utilized) tax benefits	(1,110,579)	(97,381)	402,496
Changes in valuation allowance	1,416,168	61,749	336,644

Total income tax expense at the Company’s effective income tax rate	204,124	389,135	421,026

Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effective income tax rate	(5.0)%	10.1%	(7.8)%

Deferred tax assets and liabilities as of March 31, 2011 and 2010 comprise the following:

	March 31, 2011	March 31, 2010
	US$	US$
Deferred tax assets:
Impairment of property, plant and equipment	1,894,051	134,144
Provision for inventories	314,139	462,509
Provision for warranty	78,307	46,580
Operating losses carried forward	3,771,019	3,484,191
Accruals and other liabilities	—	530,644

Gross deferred tax assets	6,057,516	4,658,068
Less: Valuation allowance for deferred tax assets	(6,057,516)	(4,553,687)

Net deferred tax assets	—	104,381

Deferred tax liabilities:
Other temporary differences	—	—
Tax over book depreciation of property, plant and equipment	(27,549)	(38,112)

Total deferred tax liabilities	(27,549)	(38,112)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	INCOME TAXES (continued)

	Fiscal years ended
	March 31, 2011	March 31, 2010	March 31, 2009
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	4,553,687	4,503,573	4,147,116
Additions (reversal)	1,416,168	61,749	470,357
Effect of change in tax rate	—	—	(23,551)
Disposal of a subsidiary	—	—	(110,162)
Exchange realignment	87,661	(11,635)	19,813

Balance at end of fiscal year	6,057,516	4,553,687	4,503,573

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, which management believes are more likely than not to be realized in the foreseeable future. As of March 31, 2011 and 2010, the Company had tax losses carried forward of US$23,656,479 and US$22,623,542, respectively, which included tax losses of US$4,562,595 and US$3,992,542 respectively that are available indefinitely for offsetting against future taxable income of the companies in which these losses arose. Tax losses of US$19,093,884 and US$18,631,000 as at March 31, 2011 and 2010, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose.

A reconciliation of the movements of unrecognized tax benefits under FASB ASC 740 during the fiscal years ended March 31, 2011 and 2010, exclusive of related interest and penalties, is as follows:

	Fiscal years ended
	March 31, 2011	March 31, 2010
	US$	US$
Balance at beginning of fiscal year	7,301,091	7,288,627
Additions based on tax positions related to the current year	990,115	954,221
Reduction for tax positions related to prior year	(970,878)	(953,704)
Exchange realignment	116,949	11,947

Balance at end of fiscal year	7,437,277	7,301,091

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	INCOME TAXES (continued)

As of March 31, 2011 and 2010, the Company’s unrecognized tax benefits under FIN 48 of US$4,983,146 and US$5,287,804, respectively, are presented in the consolidated balance sheets within income tax payable. The remaining balance of US$2,454,131 and US$2,013,287 as of March 31, 2011 and 2010, respectively, are set off with the corresponding tax losses carried forward.

If the unrecognized tax benefits under FIN 48 as of March 31, 2011 were realized in a future period, it would result in a tax benefit of US$4,983,146 (US$5,287,804 as of March 31, 2010) and a reduction of the Company’s effective tax rate.

For all the years presented and in accordance with FIN 48, the Company classified interest and potential penalties relating to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expense and other expenses, respectively. For the fiscal years ended March 31, 2011 and 2010, the Company reversed interest and potential penalties of US$227,702 and US$73,643 relating to certain uncertain tax positions in its consolidated statement of operations respectively. For the fiscal years ended March 31, 2009, the Company recognized in its consolidated statement of operations total interest and potential penalties relating to certain uncertain tax positions amounting to US$279,880. As of March 31, 2011 and 2010, the Company had accrued interest and potential penalties relating to certain uncertain tax positions amounting to US$1,537,510 and US$1,767,030, respectively.

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

The PRC tax authorities could determine that any inter-company payable account in accordance with the PRC GAAP could be deemed income if such inter-company payables can not to be settled and therefore subject to taxation. In accordance with FIN 48, we evaluated our position and determined that such inter-company payables will be settled, and particularly, since prior year tax assessment have been confirmed with the PRC tax authorities, deeming such inter-company payables as income was not more likely than not.

Based on existing tax regulations in the Company’s various operating jurisdictions, tax years 1999-2010 remain open to possible tax examination by relevant tax authorities.

The Company has not provided for possible income taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.

19.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share of common stock of the Company for the fiscal years ended March 31, 2011, 2010 and 2009 is computed in accordance with FASB ASC 260 “Earnings Per Share” by dividing the net earnings (loss) for each fiscal year attributable to common stockholders by the weighted average number of shares of common stock outstanding during that fiscal year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2011	2010	2009
	US$	US$	US$
Numerator for basic and diluted earning (loss) per share:
Earnings (Loss) attributable to common stockholders	(4,012,971)	3,466,331	(5,840,422)

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares of common stock	3,039,454	3,037,969	3,051,216

	US$	US$	US$
Basic and diluted earnings (loss) per share of common stock	(1.32)	1.14	(1.91)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (continued)

365,369, 337,618 and 356,448 stock options of Global-Tech were excluded from the computation of diluted earnings (loss) per share for the fiscal year ended March 31, 2011, 2010 and 2009, because their inclusion would have been anti-dilutive.

20.	COMMITMENTS

(a)	Capital commitments

As of March 31, 2011 and 2010, the Company had capital commitments contracted but not provided for of US$86,782 and US$52,919, respectively, for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 12 to the financial statements, the Company has entered into various operating lease arrangements for parking lots, motor vehicles, equipment, land and office premises. The Company recorded rental expenses, excluding the land use rights payments described in note 12 to the financial statements, for the fiscal years ended March 31, 2011, 2010 and 2009 of US$445,327, US$440,132 and US$424,194, respectively, and recorded lease rental income of US$9,886, US$6,393 and US$202,000 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. Future minimum lease payments under non-cancelable operating leases as of March 31, 2011 and 2010 were as follows:

	March 31, 2011	March 31, 2010
	US$	US$
Payable:
Within one year	629,677	1,008,261
Over one year but not exceeding two years	491,936	463,876
Over two years but not exceeding three years	501,352	472,446
Over three years but not exceeding four years	355,086	481,489
Over four years but not exceeding five years	334,022	341,018
Over five years	9,135,325	9,089,012

	11,447,398	11,856,102

Apart from the above, subsequent to the year end date, the subsidiaries of the Company renewed the tenancy agreements with the related companies and extended the leasing term for one year to March 31, 2012, with future lease payments of US$234,081.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	CONTINGENCIES

(a)	Global-Tech and Pentalpha Medical Limited (formerly known as Pentalpha Enterprises Limited (“Pentalpha Enterprises”)), a subsidiary of Global-Tech, were involved in certain breach of contract litigation with Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”), with both parties claiming and counter-claiming. The trial on the claims of Sunbeam for indemnity and the claim of Pentalpha Enterprises for breach of contract began on January 12, 2004. On January 16, 2004, the jury (the “Jury”) returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam approximately US$2.5 million against Pentalpha Enterprises; and (ii) Pentalpha Enterprises on its claim for breach of contract and awarded Pentalpha Enterprises US$6.6 million. The United States District Court for the Southern District of Florida (the “District Court”) granted a final judgment on February 11, 2004 to add pre-judgment interest to the Jury’s award, and awarded Sunbeam approximately US$3.4 million and Pentalpha Enterprises US$6.6 million.

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

Sunbeam posted a bond in the amount of approximately US$5.2 million, which was attached pursuant to the September 7, 2005 order of the United States District Court for the Southern District of New York (the “Court Order”) in the action SEB S.A., (“SEB”) v. Montgomery Ward, Pentalpha Enterprises and Global-Tech, pending in the district court, as further detailed in note 21(b) below. On July 13, 2007, Sunbeam wire transferred an amount of approximately US$5.5 million to an escrow account of SEB’s attorney. SEB’s attorney is holding that money in trust in an escrow account pursuant to the Court Order for Pentalpha Enterprises. Sunbeam’s payment of the funds into escrow eliminated its obligation to pay post-judgment interest on the amount that it paid into escrow.

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

Accordingly, the Pentalpha Enterprises recognized a gain of approximately US$8.0 million from its claim against Sunbeam for breach of contract and a loss of approximately US$3.4 million on the claims of Sunbeam for indemnity in its consolidated statement of operations for the fiscal year 2006. Pentalpha Enterprises recognized pre-judgment interest and gains of approximately nil, nil and US$279,000 in its consolidated statement of operations for the fiscal years 2011, 2010 and 2009, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	CONTINGENCIES (continued)

(b)	SEB commenced an action in 1999 in the United States District Court for the Southern District of New York for patent infringement against Global-Tech, Pentalpha Enterprises and Montgomery Ward, a then customer of Pentalpha Enterprises. The Court ordered Pentalpha Enterprises, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. The district court attached the entire judgment by order dated September 7, 2005. The district court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that Pentalpha Enterprises had infringed the SEB patent, that the infringement was willful and that SEB was entitled to a reasonable royalty in a total amount of US$4.65 million.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	CONTINGENCIES (continued)

(b)	(continued)

The PTO on December 16, 2009 issued an office action stating that the claims of the SEB Patent Pentalpha Enterprises in fact patentable.

The Court of Appeals heard oral argument on the appeal on October 6, 2009 and rendered a decision on February 5, 2010 affirming the judgment of the district court. Pentalpha Enterprises petitioned for reargument en banc, which the Federal Circuit denied on March 25, 2010. Pentalpha Enterprises filed a petition for certiorari in the Supreme Court of the United States on July 23, 2010.

After the Mandate of the Court of Appeals, SEB requested the district court modify the order of attachment to allow SEB to satisfy the outstanding judgment from the escrow funds that its counsel is holding from the order of attachment. As of April 30, 2010, the escrow fund held approximately US$5.1 million .

The district court heard oral argument on May 19, 2010 on Pentalpha Enterprise’s Rule 60(b) motion and on SEB’s application to modify the order of attachment to allow disbursement of the funds in the escrow account to satisfy its judgment.

On August 4, 2010, the district court issued an order authorizing the attorneys for SEB to use the funds in the escrow account to satisfy the judgement, including pre-judgement interest, and pay certain expenses associated with it. If a balance remained, SEB’s attorneys were ordered to pay the balance to Pentalpha after withholding income tax. In the event a deficit remained, Pentalpha was required to pay the remaining amount of the judgement.

The Supreme Court granted the writ of certiorari on October 12, 2010. After the appeal was fully briefed, the Supreme Court heard oral argument on February 23, 2011. On May 31, 2011, the court affirmed the judgment of Federal Circuit by an 8-1 vote, effectively ending the case.

(c)	On October 11, 2004, Best Hero Limited (“Best Hero”) issued a writ in the Court of First Instance of the High Court of Hong Kong (the “High Court”) against a subsidiary of the Company for a claim of US$4,250,400. The claim relates to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD television panels for a total purchase price of US$4,620,000. However, the LCD television panels which were paid for in the initial shipment were determined to be unacceptable to the subsidiary. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary had repudiated the contract, and therefore Best Hero instituted legal proceedings to claim for damages. The subsidiary intended to defend the action on the grounds that it is justified in rejecting the goods for breach of conditions as to descriptions and the sample provided to the subsidiary by Best Hero. A defence and counter-claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. No further activity occurred in this case through March 31, 2011.

In accordance with FASB ASC 450 “Contingencies”, the Company believed that with such a lengthy interval between the claim being filed and there being no activity between the two parties. The Company considered the probability that the Company will incur a loss is remote. Accordingly, the provision of this contingent liability of US$0.9 million was reversed during the year ended March 31, 2011.

(d)	As of March 31, 2011, the Company recognized US$4,983,146 of liabilities for unrecognized tax benefits and, in addition, US$1,537,510 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statues of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of March 31, 2011, the Company classified US$4,983,146 of its liabilities for unrecognized tax benefits and US$1,537,510 of interest and penalties as current liabilities.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	OTHER ACCRUED LIABILITIES

	March 31, 2011	March 31, 2010
	US$	US$
Accrued expenses	2,829,692	2,561,787
Other tax payable	2,119,312	2,640,826
Land use right payable – operating lease	782,129	770,135
Other payable	1,844,929	923,967

	7,576,062	6,896,715

23.	EMPLOYEE BENEFITS

The Company operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution schemes and are administered by independently administered funds.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Company in Hong Kong. Under the MPF scheme, both the Company and each of the qualified employee contribute the lower of 5% of the employees’ basic salary and HK$1,000 (approximately US$129), subject to a cap of a monthly basic salary of HK$20,000 (approximately US$2,569). Qualified employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of services with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

Certain full-time employees in Hong Kong who joined the Company before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Company and each of the eligible employee contribute 5% of the employees’ basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2011, 2010 and 2009 were US$72,878, US$76,321 and US$78,745, respectively.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 16.8% of the stipulated salary set by the local government of Dongguan, the PRC to certain retirement benefit schemes to fund the benefits for certain of its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care and subsidized meals to all existing factory employees. The aggregate amounts incurred by the Company for all such benefits were US$2,547,639, US$986,738 and US$814,728 during the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

24.	SEGMENT INFORMATION

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

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2011, 2010 and 2009.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(a)	The following table provides operating financial information for the four reportable segments:

	Home Appliances	Electronic Components	EMS	Others	Corporate	Consolidated
	US$	US$	US$	US$	US$	US$
As of or for the fiscal year ended March 31, 2011

Revenues from external customers	43,485,638	42,621,597	14,742,075	105,194	—	100,954,504

Capital expenditure	217,028	807,077	3,598,918	40,345	—	4,663,368
Interest income	—	—	—	—	498,837	498,837
Interest expense	—	(268,219)	(2,604)	—	308,173	37,350
Depreciation and amortization	1,599,996	557,353	971,836	62,690	140,261	3,332,136
Segment profit (loss)	(1,775,879)	1,400,572	(695,296)	(960,777)	(1,981,591)	(4,012,971)
Total assets	22,234,345	23,809,159	15,066,413	703,412	58,122,805	119,936,134

As of or for the fiscal year ended March 31, 2010
Revenues from external customers	53,889,863	38,886,903	8,990,369	162,354	—	101,929,489

Capital expenditure	778,952	29,461	1,144,038	166,369	—	2,118,820
Interest income	—	—	—	—	282,746	282,746
Interest expense	(4)	(65,356)	(4,305)	—	63,697	(5,968)
Depreciation and amortization	2,224,742	534,343	647,932	164,697	207,188	3,778,902
Segment profit (loss)	3,124,689	2,857,538	1,901,374	(980,131)	(3,437,139)	3,466,331
Total assets	15,140,905	19,806,612	9,754,921	423,530	65,960,858	111,086,826

As of or for the fiscal year ended March 31, 2009
Revenues from external customers	50,805,661	34,466,153	1,802,771	312,787	—	87,387,372

Capital expenditure	288,840	279,433	2,164,929	68,985	—	2,802,187
Interest income	—	—	—	—	705,922	705,922
Interest expense	(1,511)	(52)	—	—	(170,873)	(172,436)
Depreciation and amortization	(2,395,692)	(513,402)	(534,527)	(292,641)	(170,572)	(3,906,834)
Segment profit (loss)	(121,515)	(546,720)	(1,441,697)	(1,274,127)	(2,456,363)#	(5,840,422)
Total assets	17,710,936	15,522,132	5,907,050	696,548	64,077,239	103,913,905
# Including a gain on disposal of a subsidiary of US$157,597 and a loss on dissolution of a subsidiary of US$1,028,875.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(b)	Net sales by geographic area based on the location of customers are as follows:

	2011	2010	2009
	US$	US$	US$
Australia	562,066	555,138	572,326
Europe	3,213,506	3,326,495	5,616,397
North America	38,808,728	49,212,523	39,333,008
Asia	58,360,791	48,422,656	41,216,419
Other regions	9,413	412,677	649,222

	100,954,504	101,929,489	87,387,372

(c)	Net sales by product/service type

	2011	2010	2009
	US$	US$	US$
Floor care products	40,013,087	51,922,848	46,603,666
Kitchen appliances	1,081,498	558,674	1,176,585
CCM’s	41,592,838	38,910,047	33,340,887
Cellular phone assembly services	14,648,779	8,990,369	1,802,771
Others	3,618,302	1,547,551	4,463,463

	100,954,504	101,929,489	87,387,372

(d)	Long-lived assets*

	March 31, 2011	March 31, 2010
	US$	US$
Hong Kong	308,736	482,563
Mainland China	27,765,159	25,258,961

	28,073,895	25,741,524

*	Long-lived assets represent land use rights and property, plant and equipment.

(e)	Impairment of property, plant and equipment

The impairment losses of property, plant and equipment for the fiscal years ended March 31, 2011, 2010 and 2009, amounting to nil, US$4,786 and US$200,407, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(f)	Major customers

Customers accounting for 10% or more of the Company’s net sales are as follows:

	2011	2010	2009
	US$	US$	US$
Electrolux S.A. and subsidiaries (“Electrolux”)	42,006,085	52,870,164	41,760,515
Shenzhen Tinno Mobile Technology Co. Ltd. (“Tinno”)	13,677,827	7,455,144	139,980
Techtronic Industries Company Limited, including Royal Appliance Manufacturing Company Limited (“Royal”)	—	429,782	7,423,103
Lenovo Mobile Communication Technology Ltd. (“Lenovo”)	12,712,077	10,595,989	1,941,647

During the fiscal years ended March 31, 2011, 2010 and 2009, 41.6%, 51.9% and 47.8%, respectively, of the Company’s total net sales were made to Electrolux, which is an unrelated customer. As of March 31, 2011, 2010 and 2009, 35.7%, 22.8% and 36.7%, respectively, of the Company’s total accounts and bills receivable were from Electrolux. Electrolux is the customer of the Company’s home appliances segment.

During the fiscal years ended March 31, 2011, 2010 and 2009, 0.3%, 0.4% and 8.5%, respectively, of the Company’s total net sales were made to Royal, which is an unrelated customer. As of March 31, 2011, 2010 and 2009, 0.5%, 0.2% and 9.8%, respectively, of the Company’s total accounts and bills receivable were from Royal. Royal was the customer of the Company’s home appliances segment.

The Company is a contract manufacturer of floor care products that are marketed by Electrolux and Royal under their respective brand names.

During the fiscal years ended March 31, 2011, 2010 and 2009, 12.6%, 10.4% and 2.2%, respectively of the Company’s total net sales were made to Lenovo, which is an unrelated customer. As of March 31, 2011, 2010 and 2009, 19.2%, 26.4% and 9.4%, respectively if the Company’s total accounts and bills receivable were from Lenovo. Lenovo is a customer of the Company’s electronic components segment.

During the fiscal years ended March 31, 2011, 2010 and 2009, 13.6%, 7.3% and 0.2%, respectively of the Company’s total net sales were made to Tinno, which is an unrelated customer. As of March 31, 2011, 2010 and 2009, 9.6%, 10.0% and 0.5%, respectively if the Company’s total accounts and bills receivable were from Tinno. Tinno is a customer of the Company’s electronic components and EMS segment.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	CONCENTRATION OF RISKS (continued)

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	FINANCIAL INSTRUMENTS

The Company’s financial instruments that are subject to credit risks are limited to its cash and cash equivalents, time deposits, restricted cash, available-for-sale investments, accounts and bills receivable, financial assets included in deposits and other assets, amounts due from a jointly-controlled entity and a related party.

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

The following table sets forth the carrying values and estimated fair values of the Company’s financial assets and liabilities recognized as of March 31, 2011 and 2010. There were no material unrecognized financial assets and liabilities as of March 31, 2011 and 2010.

	Carrying value		Fair value
	2011	2010	2011	2010
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	19,205,184	24,808,596	19,205,184	24,808,596
Time deposits	1,534,204	—	1,534,204	—
Restricted cash	19,460,845	4,397,602	19,460,845	4,397,602
Available-for-sale investments	6,692	15,989,430	6,692	15,989,430
Accounts and bills receivable, net	35,632,294	23,244,365	35,632,294	23,244,365
Financial assets included in deposits and other assets	749,639	780,568	749,639	780,568
Amount due from a related party	28,737	28,818	28,737	28,818
Amount due from a jointly-controlled entity	13,694	21,631	13,694	21,631

	76,631,289	69,271,010	76,631,289	69,271,010

Non-current financial assets:
Available-for-sale investments	3,009,200	—	3,009,200	—

Total financial assets	79,640,489	69,271,010	79,640,489	69,271,010

	Carrying value		Fair value
	2011	2010	2011	2010
	US$	US$	US$	US$
Current financial liabilities:
Short term loans	12,585,054	—	12,585,054	—
Accounts payable and bills payable	11,631,692	6,634,746	11,631,692	6,634,746
Discounted bills	—	3,363,543	—	3,363,543
Accrued salaries allowances and other employee benefits	5,607,570	3,777,337	5,607,570	3,777,337
Other accrued liabilities	7,576,062	6,896,715	7,576,062	6,896,715

Total financial liabilities	37,400,378	20,672,341	37,400,378	20,672,341

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	FINANCIAL INSTRUMENTS (continued)

The carrying amounts of the Company’s cash and cash equivalents, restricted cash, time deposits, accounts and bills receivable, financial assets included in deposits and other assets, amounts due from a jointly-controlled entity and a related party, accounts payable, discounted bills, accrued salaries, allowances and other employee benefits and other accrual liabilities approximate to their fair values because of their short maturities. The available-for-sale investments are stated at quoted market price.

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

If the counterparties to the above financial assets fail to perform completely under the terms of their contract/arrangement, the maximum loss, based on the gross fair value of the financial instruments, due to this credit risk would be US$79,640,489 and US$69,271,010 as at March 31, 2011 and 2010, respectively.

27.	FAIR VALUE MEASUREMENTS

FASB ASC820 “Fair Value Measurement and Disclosures”, the Company adopted in fiscal 2009, clarify that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability, such as inherent risk, transfer restrictions and risk of non-performance. As a basis for considering such assumptions, it establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The Company’s financial assets carried at fair value on a recurring basis are detailed in the table below. The fair values of such financial assets are measured in accordance with FASB ASC 820 inputs, including quoted market price.

Assets measured at fair value on a recurring basis as of March 31, 2011 and 2010 are summarized below:

	Fair Value Measurements
	March 31, 2011	March 31, 2010
	Quoted prices in active markets for identical assets

	US$	US$
Assets
Level 1:
Available-for-sale investments:
U.S. dollar treasury bills	—	15,984,640
Listed equity securities	6,692	4,790
Level 2:
Available-for-sale investments:
Other investments	3,009,200	—

Total financial assets measured at fair value	3,015,892	15,989,430

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION

(a)	Amended and Restated 1997 Stock Option Plan of Global-Tech

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

The 1997 Plan is administered by the Board of Directors, or a committee of directors appointed by the Board, who determines the terms of options, including the exercise price, the number of stock subject to the options and the terms and conditions of exercise. No option granted under the 1997 Plan is transferable by the optionee other than by will or the laws of descent and distribution and each vested option is exercisable within the contractual period of the option. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech’s outstanding capital stock, the exercise price of any ISO must not be less than 110% of the fair market value of the stock on the date of grant. The term of each option granted pursuant to the 1997 Plan may be established by the Board of Directors of Global-Tech, or a committee of the Board of Directors of Global-Tech, in its sole discretion; provided, however, that the maximum term of each ISO granted pursuant to both the 1997 Plan is 10 years. With respect to any ISO granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech’s outstanding capital stock, the maximum term is five years. Shares of common stock distributed under the 1997 Plan will be from authorized, but unissued stock or common stock held in the treasury of the Company. Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period not exceeding 10 years from the date of grant.

During fiscal 2009, an aggregate of 9,324 options with exercise prices ranging from $13.20 to $30.56 per share were forfeited upon resignation of the relevant participants, 56,930 options with an exercise price of $25.00 per share expired.

During fiscal 2010, an aggregate of 18,830 options with exercise prices between $20.00 and $25.00 were expired including 17,055 options granted to Directors.

No option issued pursuant to the 1997 Plan were exercised or expired during fiscal 2011.

(b)	Amended and Restated 1997 Stock Option Plan of Global-Tech

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

The 2005 Plan is administered by the Board of Directors of Global-Tech or a committee appointed by the Board of Directors of Global-Tech, who determines the terms of options, including the exercise price, the number of stock subject to the options and the terms and conditions of exercise. No option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution and each vested option is exercisable within the contractual period of the option. With respect to any participant who owns (or is deemed to own) stock possessing more than 10% of the voting rights of Global-Tech’s outstanding capital stock, the exercise price of any ISO must not be less than 110% of the fair market value of the stock on the date of grant. The term of each option granted pursuant to the Plan may be established by the Board of Directors of Global-Tech, or a committee of the Board of Directors of Global-Tech, in its sole discretion; provided, however, that the maximum term of each ISO granted pursuant to the 2005 Plan is 10 years. With respect to any ISO granted to a participant who owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of all classes of Global-Tech’s outstanding capital stock, the maximum term is five years. Every option granted shall vest and become exercisable in accordance with the terms of the applicable option agreement. Options can be exercised for a period not exceeding 10 years from the date of grant.

During fiscal 2009 and 2010, no options were granted and none were forfeited.

During fiscal 2011, 20,000 options were granted and none were forfeited.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

(c)	Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan

The Global-Tech Advanced Innovations Inc. 2011 Omnibus equity Plan (the “Omnibus Plan”) was adopted by our Board of Directors in November 2010 and approved by the Company’s shareholders in November 2010. The plan provides for the grant of stock options (non-statutory and incentive), stock appreciation rights, restricted stock units, performances shares and common shares.

A committee authorized by the Board of Directors (the “Committee”) will administer the Omnibus Plan. Unless otherwise determined by the Board of Directors, the Compensation Committee will administer the Omnibus Plan. Subject to the terms of the Omnibus Plan, the Committee has the sole discretion to select the employees, consultants, and non-employee directors who will received awards, determine the terms and conditions of awards, and to interpret the provisions of the Omnibus Plan and outstanding awards. The Committee may not, without the approval of the Company’s shareholders, institute an exchange program under which outstanding awards are amended to provide for a lower exercise price or cancelled in exchange for awards with a lower exercise price.

Awards granted under the Omnibus Plan are generally not transferable, and all rights with respect to an award granted to a participant generally will be available during a participant’s lifetime only to the participant. If the Committee makes an award transferable, such award will contain such additional terms and conditions as the committee deems appropriate.

For the fiscal year ended March 31, 2011, no share was granted under the 2011 Omnibus Equity plan.

Under the 1997 Plan and the 2005 Plan (the “Plans”), which expire in 10 years, options granted generally vest 25% after the first year of service and ratably each month over a further 36-month period.

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

The total compensation expense recognized in the SG&A line item in the consolidated statement of operations for the fiscal years ended March 31, 2011, 2010 and 2009 amounted to US$470,109, US$11,706 and US$41,861, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

Changes in outstanding options under both the 1997 Plan and the 2005 Plan during the fiscal years ended March 31, 2011, 2010 and 2009 are as follows:

	2011
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	403,118	13.20-30.56	18.44	4.78	—
Granted	20,000	8.99	8.99
Expired	—	—	—
Exercised	—	—	—
Forfeited	—

Outstanding, at end of fiscal year	423,118	8.99-30.56	18.00	4.01	—

Vested and expected to be vested at March 31, 2011	423,118	8.99-30.56	18.00	4.01	—

Exercisable, at end of fiscal year	365,369	8.99-30.56	16.90	3.94

	2010
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	421,948	13.20-30.56	18.59	5.55	—
Granted	—	—	—
Expired	(18,830)	20.00-25.00	21.68
Exercised	—	—	—
Forfeited	—

Outstanding, at end of fiscal year	403,118	13.20-30.56	18.44	4.78	—

Vested and expected to be vested at March 31, 2010	403,118	13.20-30.56	18.44	4.78	—

Exercisable, at end of fiscal year	337,618	13.20-30.40	16.09	4.99

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

	2009
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	488,202	13.20-30.56	19.40	5.82	—
Granted	—	—	—
Cancelled	—	—	—
Expired	(56,930)	25.00	25.00
Exercised	—	—	—
Forfeited	(9,324)	13.20-30.56	22.42

Outstanding, at end of fiscal year	421,948	13.20-30.56	18.59	5.55	—

Vested and expected to be vested at March 31, 2009	421,948	13.20-30.56	18.59	5.55	—

Exercisable, at end of fiscal year	356,448	13.20-30.40	16.39	5.70	—

In January 1999, the Board of Directors of Global-Tech adopted an employee stock purchase plan. The plan was approved by the stockholders at the annual meeting of stockholders in March 1999. The total number of common stock which may be granted under the plan is 450,000 shares. Stock grants may be awarded under the plan to the employees, including officers and directors, and non-employee directors and consultants in consideration for their services to the Group.

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

Changes in stock grants during the fiscal years ended March 31, 2011, 2010 and 2009 are as follows:

	2011		2010		2009
	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value
		US$		US$		US$
Non-vested, at beginning of fiscal year	1,500	20,760	2,250	31,140	3,000	41,520
Granted	—	—	—	—	—	—
Vested	(750)	10,380	(750)	10,380	(750)	10,380

Non-vested, at end of fiscal year	750	10,380	1,500	20,760	2,250	31,140

The total fair value of the 750 shares of common stock vested during the fiscal years ended March 31, 2011, 2010 and 2009 is US$5,085, US$8,925 and US$5,528, respectively.

The expense for employee stock purchase plan recognized in the SG&A line item in the consolidated statement of operations for the fiscal years ended March 31, 2011, 2010 and 2009 amounted to US$1,969, US$1,969 and US$1,969 respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

Further details relating to the options granted under the 1997 Plan and the 2005 Plan that are outstanding as of March 31, 2011 are as follows:

	Options outstanding as of March 31, 2011			Options exercisable as of March 31, 2011
Number of options	Range of exercise price per option	Weighted average remaining contractual life	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
	US$ (per share)	(years)	US$ (per share)		US$ (per share)
20,000	8.99	8.71	8.99	5,000	8.99
250,751	13.20 -15.60	5.29	14.87	250,751	14.87
83,867	19.00 -25.00	0.15	19.22	83,867	19.22
68,500	30.00 -30.56	2.71	30.55	25,751	30.54

423,118				365,369

As of March 31, 2011 and 2010, there was an unrecognized share-based compensation cost of US$1,969 and US$3,938, respectively, relating to options granted under the 1997 Plan and the 2005 Plan and stock granted to an employee under the 1999 Employee Stock Purchase Plan. The unrecognized compensation cost for options granted and stocks granted are expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

The fair value per option granted during the fiscal year ended March 31, 2011 was estimated on the date of grant using the Black-Scholes option pricing model and which amounted to US$6.82.

The fair value of the options granted were estimated on the date of grant using the following assumptions:

	2011	2010	2009
Risk-free Interest Rate	3.45%	—	—
Expected Dividend Yield	0%	—	—
Expected Option Life	7 years	—	—
Expected Stock Price Volatility	59.00%	—	—

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries (the “PRC Subsidiaries”) are restricted in their ability to transfer certain of their net assets to Global-Tech in the form of dividend payments, loans, or advances. The amounts restricted include net assets of the PRC Subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB319,773,361 (approximately US$48,785,354 ) as of March 31, 2011.

The following is the condensed financial information of Global-Tech on a stand-alone basis:

Balance sheets

	March 31, 2011	March 31, 2010
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	11,127,701	2,032,788
Available-for-sale investments	—	15,984,640
Prepaid expenses	40,628	44,093
Deposits and other assets	29,692	25,923

Total current assets	11,198,021	18,087,444

Interests in subsidiaries	62,358,045	59,883,699
Other investments	3,009,200	—

Total assets	76,565,266	77,971,143

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other accrued liabilities	227,807	235,398

Total liabilities	227,807	235,398

Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,229,314 and 3,228,564 shares issued as of March 31, 2011 and 2010	129,173	129,143
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued	—	—
Additional paid-in capital	84,752,105	84,280,027
Accumulated deficit	(11,101,203)	(7,088,232)
Accumulated other comprehensive income	7,395,275	5,078,128
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2011 and 2010	(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	76,512,029	77,735,745
Non-controlling interests	(174,570)	—

Total equity	76,337,459	77,735,745

Total liabilities and shareholders’ equity	76,565,266	77,971,143

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of operations

	Fiscal years ended March 31,
	2011	2010	2009
	US$	US$	US$
Net sales	—	—	—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	(1,252,554)	(907,147)	(919,168)

Operating loss	(1,252,554)	(907,147)	(919,168)
Interest income, net	29,831	36,768	194,161
Equity in profits (losses) of subsidiaries	(2,155,198)	5,842,060	(6,021,844)
Other income (expenses), net	(635,050)	(1,505,350)	906,429

Net income (loss)	(4,012,971)	3,466,331	(5,840,422)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of cash flows

	Fiscal years ended March 31,
	2011	2010	2009
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	(4,012,971)	3,466,331	(5,840,422)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock compensation expense	470,139	—	41,861
Shares issued to an employee	1,969	13,675	1,969
Equity in losses (profits) of subsidiaries	2,155,198	(5,842,059)	6,021,844
Changes in operating assets and liabilities:
Prepaid expenses	3,465	(6,475)	(1,344)
Deposits and other assets	(3,769)	5,127	2,148
Other accrued liabilities	(7,591)	(9,065)	14,013

Net cash provided by (used in) operating activities	(1,393,560)	(2,372,466)	240,069

Cash flows from investing activities:
Purchases of available-for-sale investments	(3,000,000)	(31,977,976)	(25,949,992)
Proceeds from disposal of available-for-sale investments	15,986,532	31,926,236	9,979,200
Repayment of amounts due from (advances to) subsidiaries, net	(639,128)	(303,809)	5,877,276
Capital injection into subsidiaries	(1,858,931)	(53,440)	—

Net cash provided by (used in) investing activities	10,488,473	(408,989)	(10,093,516)

Cash flows from financing activities:
Purchase of treasury stock	—	(2,136)	(167,738)

Net cash used in financing activities	—	(2,136)	(167,738)

Net increase (decrease) in cash and cash equivalents	9,094,913	(2,783,591)	(10,021,185)
Cash and cash equivalents at beginning of fiscal year	2,032,788	4,816,379	14,837,564

Cash and cash equivalents at end of fiscal year	11,127,701	2,032,788	4,816,379

(a)	Basis of preparation

For the purposes of the preparation of the parent company only condensed financial information, the Company records its interests in direct and indirect subsidiaries under the equity method of accounting as prescribed in FASB ASC 323 “Investments-equity Method and Joint Ventures”. Such interests, together with the advances to subsidiaries, are presented as “Interests in subsidiaries” on the balance sheets and share of the subsidiaries’ income and losses is presented as “Equity in losses of subsidiaries” on the statements of operations.

(b)	Commitments

Global-Tech has provided a letter of support to certain of its subsidiaries indicating its commitment to provide continuing financial support to those subsidiaries.

30.	SUBSEQUENT EVENT

In June 2011, the Company’s Broad of Directors approved a plan to exit the home appliances business. The Company expects production of certain floor care products to continue until the earlier of January 20, 2012 or such time as Electrolux successfully transitions to alternate vendors.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.4 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2009)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

4.1	Commission Agreement between Global-Tech and Eyal Lior (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C.K. Sham (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

4.5	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7	Lease Agreement between Global-Tech and Wing Shing Products Company Limited (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002 (Incorporated herein by reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12	Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.14	Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with Hong Kong Bank (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

4.16	Supplemental advice letter dated September 30, 2000 from Hong Kong Bank (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17	Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18	Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.19	Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited (Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Pentalpha HK Ltd. (Incorporated herein by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.21	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Wing Shing Products (BVI) Co, Ltd. (Incorporated herein by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.22	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.23	Credit Facility Agreement dated December 5, 2002 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.23 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with Hong Kong Bank (Incorporated herein by reference to Exhibit 4.24 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with Hong Kong Bank (Incorporated herein by reference to Exhibit 4.25 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.26	Banking facilities letter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd. and Hong Kong Bank (Incorporated herein by reference to Exhibit 4.26 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.27	Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with Hong Kong Bank (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.28	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.28 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.29	Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd. (Incorporated herein by reference to Exhibit 4.29 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.30	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.31	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005.)

4.32	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005.)

4.33	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.35 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.34	Credit Facilities Agreement dated November 18, 2005 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Limited. (Incorporated herein by reference to Exhibit 4.36 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.35	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.37 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.36	Credit Facilities Agreement dated March 21, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.38 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.37	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. (Incorporated herein by reference to Exhibit 4.39 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.38	2005 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.39	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.40	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co Ltd. (Incorporated herein by reference to Exhibit 4.42 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.)

4.41	Banking Facility Letter dated September 20, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.43 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.)

4.42	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. (Incorporated herein by reference to Exhibit 4.44 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.43	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Global Optics Limited (Incorporated herein by reference to Exhibit 4.43 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)

4.44	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Global Household Products Limited (Incorporated herein by reference to Exhibit 4.44 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)

4.45	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.45 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)

4.46	Banking Facility Letter dated February 2, 2010 between Standard Chartered Bank and Global Household Products Limited (Incorporated herein by reference to Exhibit 4.46 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.47	Banking Facility Letter dated January 29, 2010 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.46 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.48	Banking Facility Letter dated November 26, 2009 between Standard Chartered Bank and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.46 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.49	Banking Facility Letter dated March 23, 2009 between China Construction Bank and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.46 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.50	Banking Facility Letter dated September 2, 2009 between China Construction Bank and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.46 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.51	Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan (Incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the Commission on December 22, 2010)

4.52	Banking Facility Letter dated November 25, 2010 between Standard Chartered Bank and Global Household Products Limited*

4.53	Banking Facility Letter dated November 25, 2010 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd*

4.54	Foreign Exchange Loan Contract dated May 27, 2010 between China Construction Bank Corporation and Dongguan Lite Array Company Limited*

4.55	Security Deposit Pledge Contract dated May 27, 2010 between China Construction Bank Corporation and Dongguan Lite Array Company Limited*

4.56	Cooperation Agreement On Oversea Agency Payment Business dated March 25, 2011 between China Construction Bank Corporation and Dongguan Lite Array Company Limited*

4.57	Security Deposit Pledge Contract dated March 25, 2011 between China Construction Bank Corporation and Dongguan Lite Array Company Limited*

4.58	General Agreement on Import Payment Agent Service dated December 17, 2010 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited*

4.59	General Import T/T Finance Agreement dated September 15, 2010 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited*

4.60	Maximum Mortgage Contract dated February 21, 2011 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited*

EXHIBIT INDEX

Exhibit Number	Description of Document
4.61	Acceptance Agreement dated February 17, 2011 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited*

4.62	Acceptance Agreement dated January 21, 2011 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited*

4.63	Maximum Amount Rights Pledge Contract dated March 27, 2011 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited*

4.64	Maximum Amount Rights Pledge Contract dated September 2, 2009 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited*

4.65	Maximum Amount Rights Pledge Contract- Supplement Agreement dated September 2, 2010 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited*

8.1	List of Subsidiaries*

11.1	Code of Ethics (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Acting Chief Financial Officer*

15.1	Consent of Independent Registered Public Accounting Firm (BDO Limited)*

15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young)*

*	Filed Herewith