Form 20-F
period 2012-03-31
GLOBAL-TECH ADVANCED INNOVATIONS INC.
filed 2012-07-24
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

3,229,314 Common Shares, par value $0.04 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

“Discontinued operation(s)” refers to our home appliance business, which was discontinued in January 2012.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2012,” for example, refers to the fiscal year ended March 31, 2012.

Our financial statements are reported in U.S. dollars (see Note 3(q) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future,” or variations of such words and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Forward-looking statements contained herein (including future cash contractual obligations, liquidity, cash flow, orders, results of operations, and trends, among other matters) or in other statements made by us are made based on management’s expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. We believe that the following factors, among others (including those described in Item 3.D. “Risk Factors”), could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us or on our behalf:

•	the cyclicality of the markets which we serve and the vulnerability of those markets to economic downturns;

•	the impact of the continuing global economic and financial crisis;

•	impairment charges and other charges related to discontinued operations;

•	our exit from the home appliance business;

•	the loss of, or a significant reduction or delay in purchases by our customers;

•	competition in our markets;

•	financial distress of third parties;

•	general economic, political, business and market risks associated with our global operations;

•	fluctuations in foreign currency exchange and interest rates;

•	our ability to control our costs while maintaining customer relationships and core business resources;

•	litigation and disputes involving us, including the extent of product liability, warranty, pension, employment and other similar claims asserted against us;

•	labor costs and disputes and the deterioration of our relations with our employees;

•	additional liabilities related to taxes;

•	our ability to continue our technical innovation in our product lines;

•	our ability to protect our intellectual property and know-how;

•	claims that our products or processes infringe intellectual property rights of others;

•	fluctuations in the price of our stock; and

•	other factors described in this annual report.

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

The selected consolidated statement of operations data for the fiscal years ended March 31, 2010, 2011 and 2012 and the selected consolidated balance sheets data as of March 31, 2011 and March 31, 2012 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2008 and 2009 and the selected consolidated balance sheets data as of March 31, 2008, 2009 and 2010 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

Please see Item 4.A—“Information on the Company—Recent Developments—Discontinued Operations” on page 11 of this annual report for a detailed discussion of the discontinued operation of the Company’s home appliances business.

	Fiscal Year Ended March 31,
	2008(2)	2009(2)	2010(2)	2011(2)	2012(2)
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$40,172	$36,582	$48,040	$57,469	$69,653
Cost of goods sold	(36,183)	(35,098)	(39,722)	(50,403)	(59,009)

Gross profit	3,989	1,484	8,318	7,066	10,644
Selling, general and administrative expenses	(8,042)	(7,588)	(8,353)	(11,318)	(10,612)
Other operating income (loss), net	(143)	1,674	179	1,137	28

Operating profit (loss)	(4,196)	(4,430)	144	(3,115)	60
Interest income, net	1,727	535	277	537	96
Other income (expense), net	(2,018)	(532)	310	370	1,116
Loss on dissolution of a subsidiary	—	(1,029)	—	—	—
Gain on disposal of subsidiaries	—	158	—	—	—
Share of losses of jointly-controlled entities	(346)	—	—	—	—

Income (loss) from continuing operations before income taxes	(4,833)	(5,298)	731	(2,208)	1,272
Income tax expense	(1,597)	(421)	(389)	(204)	(1,229)

Income (loss) from continuing operations	(6,430)	(5,719)	342	(2,412)	43
Income (loss) from discontinued operations, net of taxes	2,003	(122)	3,124	(1,776)	1,374

Net income (loss) before non-controlling interests	(4,427)	(5,841)	3,466	(4,188)	1,417
Non-controlling interests	—	—	—	175	(6)

Net income (loss)	$(4,427)	$(5,841)	$3,466	$(4,013)	$1,411

Basic and diluted earnings per share:
Income (loss) from continuing operations	$(2.10)	$(1.87)	$0.11	$(0.74)	$0.01
Income (loss) from discontinued operations	0.65	(0.04)	1.03	(0.58)	0.45

Basic and diluted net income (loss) per share of common stock	$(1.45)	$(1.91)	$1.14	$(1.32)	$0.46

Basic and diluted weighted average number of shares of common stock(1)	3,057	3,051	3,038	3,039	3,039

(1)	The Company executed a 4-for-1 reverse stock split of its common stock effective as of December 10, 2008. All numbers have been adjusted to reflect this reverse stock split on a retroactive basis.
(2)	Comparative figures have been reclassified to conform with current year’s presentation.

	At March 31,
	2008	2009	2010	2011	2012
	(In thousands)
Balance sheet data:
Working capital(1)	$43,995	$46,362	$51,870	$45,170	$54,000
Total assets	108,725	103,914	111,087	119,936	109,040
Net assets(2)	78,243	74,201	77,736	76,512	80,259
Total debt(3)	1,600	—	—	12,585	4,000
Shareholders’ equity	78,243	74,201	77,736	76,337	80,091

(1)	Working capital is the excess of current assets over current liabilities.
(2)	Net assets are the excess of total assets over total liabilities and non-controlling interests.
(3)	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and non-current portion of long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

The continuing global economic and financial crisis. The global economic and financial market crisis that began in 2008 continues to cause, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy and reduced consumer spending, all of which has had and will continue to have a negative effect on our business, results of operations and financial condition. Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users. Recent economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, and may reduce their ability to pay for our products and services after purchase. Similarly, our suppliers may not be able to supply us with needed components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins. We cannot predict the timing or duration of these negative market conditions or the timing or strength of any economic recovery. If the economy or markets in which we operate remain weak or deteriorate further, our business, financial condition and results of operations will be materially and adversely impacted.

Inflation and increased labor costs. The economy of China has been experiencing significant growth, leading to inflation concerns and increased labor costs. We generate all revenues from sales of products that we manufacture at our facilities in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in an increase in inflation and the average cost of labor, especially in the coastal cities. China’s overall economy and the average wage in the PRC are expected to continue to grow. Increases in China’s inflation and material increases in the cost of labor would diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

Credit terms in the PRC. Some of the Company’s major customers in the PRC are granted credit terms of up to 210 days; however, receivables for some of the Company’s customers may extend beyond the stated credit terms. An increase in receivables that extend beyond stated credit terms could have a material adverse effect on our profitability and results of operations.

Dependence on major customers. In fiscal 2012, over 97.1% of our sales of home appliances were to one customer, the Electrolux Group. In January 2012, the Company completed its exit from the home appliances business, at which time production of all floor care products was discontinued. Consequently, the Company does not expect its relationship with Electrolux to continue beyond fiscal 2012. For a more detailed discussion of the Company’s exit from the home appliances business, see Item 4.A—“Information on the Company—Recent Developments—Discontinued Operations” on page 11 of this annual report.

Our five largest Electronic Components and EMS customers represent 82.6% and 100.0% of net sales of their respective segments, and 64.5% and 20.7% of consolidated net sales in fiscal 2012, respectively. We have no contractual arrangements with these customers and only sell to them based on purchase orders received. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

Penalties for workforce reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of an individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, in the event of a lay off of more than 20 employees at one time, the entity is required to communicate with its labor union and report to the District Labor Bureau. As discussed elsewhere in this annual report, we discontinued our home appliance business in January 2012 and all employees formerly assigned to the home appliance segment were released. The reduction in the Company’s workforce was achieved in full compliance with the Labor Contract Law and we do not anticipate the assessment of any penalties a result of our exit from the home appliance business.

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

The Social Insurance Law does not specify the contribution rates or the basis for calculating each kind of social insurance, which leaves room for local governments to implement the Social Insurance Law based upon their local economic realities and consistent with the national policy. Currently, contribution rates are determined at the provincial or municipal level and many local governments have not yet established contribution rates.

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

In fiscal 2012, in connection with our exit from the home appliance business, previous accruals for the home appliance segment were reversed to offset severance and other costs relating to the elimination of employees previously assigned to the home appliance business.

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

Cancellation or delays in purchase orders placed by our customers. Sales to our customers are primarily based on purchase orders and forecasts we receive. We generally purchase and stock components upon receiving orders; however, we will purchase components for certain customers based on their rolling forecasts. We are required to purchase components on an occasional or continuous basis in the expectation of receiving purchase orders for products that use such components. In the event the actual orders are delayed or cancelled, we would have increased inventory levels or possible write-downs of our inventory that could materially and adversely affect our business and results of operations.

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and over 98% of the net book value of our total long-lived assets is located there. We sell products to companies based principally in China, Europe and North America. Consequently, our international operations and sales may be subject to the following risks, among others:

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

Change in PRC taxation. Under PRC tax law before 2008, the Company was subject to a lower overall effective tax rate than some U.S. domiciled corporations because of the location of its business operations. However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE,” some of our subsidiaries enjoyed preferential tax treatment. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC enterprise income tax rate of 25%. One of our subsidiaries in China is qualified as a High and New Technology Enterprise (“HNTE”) and subject to a preferential tax rate of 15% effective January 1, 2012 as long as it retains its HNTE classification. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by the tax authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes, which could have a material impact on our financial position and results of operations.

PRC taxation on deemed income. The PRC tax authorities could determine that any inter-company payable account in accordance with the PRC GAAP could be deemed income if such inter-company payables cannot be settled and therefore subject to taxation. In accordance with FIN 48, we evaluated our position and determined that such inter-company payables will be settled, and particularly, since prior year tax assessment have been confirmed with the PRC tax authorities, deeming such inter-company payables as income is not likely. However, if the PRC tax authorities deem our inter-company payables of our PRC subsidiaries as income, it would have a material impact on our financial position and results of operations.

PRC taxation on worldwide income. We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Also, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No. 82, Notice on the Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the Place of Effective Management Criteria , or Circular 82, with retrospective effect from 1 January 2008. According to Circular 82, any enterprise established under the law of a country or region other than the PRC but whose main investor is a PRC enterprise or Group shall be recognized as a resident enterprise for PRC tax purposes if all the following criteria are met: (i) the senior executives responsible for its daily production or business operations and the place where such responsibilities are carried out are mainly located in China; (ii) decisions about its finances (such as borrowing, lending, financing and managing financial risk) and human resources (such as staff recruitment, termination, and remuneration policies) are made or approved by organizations or individuals located in China; (iii) its major properties, accounting books and records, company seal, board minutes and resolutions, shareholders’ meeting minutes, etc. are kept in China; and (iv) 50% or more of its voting directors or its senior executives habitually reside in China. The principle of “substance over form” applies when determining the place of effective management. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue. We believe the risk of being recognized as a PRC resident enterprise under the EIT Law is very low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our results of operations.

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

Passive foreign investment company. Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for fiscal 2012, and we do not expect to be a PFIC in fiscal 2013 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to our investors if they are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.

If we are a PFIC for any taxable year during which a U.S. investor holds our common shares, unless the U.S. investor made a mark-to-market election, the U.S. investor would be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. investor’s holding period for the common shares will be treated as excess distributions. Under these special tax rules:

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

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our common shares, which is subject to change. We cannot assure that we will not be a PFIC for 2013 or any future taxable year. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences.”

Security of bank accounts in the PRC. The Company has a number of bank accounts in the PRC to satisfy lines of credit, exchange regulations and banking facilities and to support its operations. None of these accounts are insured by the government. In the event of a credit crisis in the PRC, our accounts would be vulnerable to loss, which would have a material adverse effect on our financial condition.

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

Product safety; delays in regulatory approval. Prior to the commercial introduction of our products into the market, we always obtain approval of our products by at least one of the organizations engaged in testing product safety and/or other appropriate agencies. The application process for securing these approvals requires a significant commitment of time and resources by our technical staff and could delay the introduction of our products. Our inability to obtain regulatory approval within the projected timeframe for commercial introduction of our products or other product introduction delays could have a material adverse effect on our business, results of operations and financial condition.

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in Dongguan, China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in certain Western countries. We currently maintain property damage insurance in the aggregate of approximately $105.5 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $20.3 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood, force majeure or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”), directors and family members of directors of the Company beneficially own approximately 67.3% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 44.0% by the estate of Kwong Ho Sham who prior to his passing, served as the Chairman of the Company’s Board of Directors, and 56.0% by our Chief Executive Officer, John Sham, who, currently serves as a director. Voting control of Wing Shing Holdings is effectively held by John Sham. As a result, Wing Shing Holdings and its shareholders and their family members are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs. In June 2011, Kwong Ho Sham established a trust that would own his portion of Wing Shing Holdings’ shares in the Company. Upon his passing, 303,070 shares currently owned by Wing Shing Holdings would go into this trust and 385,727 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of July 24, 2012, the transfers had not been officially executed but are expected to occur during fiscal 2013. John C.K. Sham, as a trustee of his father’s charitable trust, declines beneficial ownership of any of the trust’s shares.

Unexpected loss of our C.E.O. or other key personnel. Our continued growth and success requires us to hire, retain and develop our leadership bench and other highly skilled personnel. The unexpected loss of our Chief Executive Officer, John C.K. Sham, turnover in key personnel, or our failure to develop and implement an adequate succession plan to backfill current leadership could deplete our institutional knowledge base, erode our competitive advantage and jeopardize our continued viability.

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

Delisting of our common shares. Our Common Stock is currently quoted on the Nasdaq Global Market. The Company must satisfy certain minimum listing maintenance requirements to maintain such quotation, including a series of financial tests relating to shareholders equity or net income or market value, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 per share for the Common Stock. If our Common Stock is delisted from the Nasdaq Global Market, then our Common Stock may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. Delisting from The Nasdaq Global Market could make trading our Common Stock more difficult and increase expenses for the Company to raise additional capital and may have an adverse impact on the overall value of our Common Stock.

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

Recent Developments

Discontinued Operations

In recent years, profit margins in the home appliance business had been rapidly decreasing, due at least in part, to the rising cost of raw materials and labor in the PRC together with the unwillingness or inability on the part of customers to offset these costs through price increases or reimbursements. Customer pricing demands no longer reflected actual production costs and as a result, margins in recent years had approached unacceptable levels, with the Company’s home appliances segment suffering significant operating losses in fiscal 2011.

In response to the foregoing, on June 3, 2011, our Board of Directors approved plans to exit the home appliances business in fiscal 2012. The Company ceased production of its floor care products on January 15, 2012, at which time Electrolux, our sole remaining customer in the home appliances segment, successfully transitioned production to alternate vendors.

By exiting the home appliances business, the Company is now free to devote its full focus and efforts on its other business segments, specifically the electronic components and EMS segments, as well as certain of our other newer businesses, such as our medical instrument business, which we believe have greater potential for growth. Aside from one-time costs, we are hopeful that by exiting the home appliances business, the Company will generate significant cash savings and improved earnings. The Company intends to lease the facilities that previously housed our home appliances business, which, if successful, could generate additional income while creating little or no additional costs.

B.	Business overview.

Historically, the Company’s primary business was the export of a wide range of small electrical appliances to North American and European markets. However, the Company’s continuing efforts to diversify its business has resulted in nearly all of its revenues from continuing operations for fiscal 2012 being derived from the Chinese domestic telecommunications market. Accordingly, it is anticipated that the majority of the Company’s future business is likely to be focused on opportunities in the PRC.

During fiscal 2012, the Company operated in four business segments: (i) home appliances; (ii) electronic components; (iii) electronic manufacturing services (“EMS”); and (iv) others. (See Item 4.A—“Information on the Company—Recent Developments—Discontinued Operations” for a full discussion regarding the Company’s exit from the home appliances business in fiscal 2012.)

The electronic components and EMS businesses became reportable segments in fiscal 2007 and fiscal 2010, respectively, as a result of the separation of management functions for the businesses. The “others” segment is comprised of a number of product lines/units, which individually are not yet material and have not met the quantitative thresholds for a reportable segment, and development programs that have not materialized to date into full product businesses. The results of each segment are routinely evaluated in assessing performance and allocating resources amongst the segments.

Home Appliances

Please see Item 4.A—“Information on the Company—Recent Developments—Discontinued Operations” for a full discussion regarding the Company’s exit from the home appliances business in fiscal 2012.

At its inception, the focus of our home appliance business was personal beauty products, and over time, gravitated towards the manufacture of small kitchen electronics and floor care products, the latter category ultimately becoming the sole focus. In connection with our production of small kitchen electronics and floor care products, we partnered with many of the leading brands in the United States and Europe, as market conditions in their home markets required them to procure finished products from the Far East to remain competitive. However, we were ultimately unable to remain competitive in the small kitchen electronics category as competitors offered increasingly less expensive products and mass market retailers drove down retail prices. As a result, in fiscal years 2011 and 2012, production consisted solely of vacuum cleaners, which required sophisticated and complex manufacturing equipment and processes, which provided us with a slight competitive advantage.

Strategy

Our initial business strategy for fiscal 2012 was to remain a reliable manufacturer for major brand marketers in North America and Europe and to concentrate exclusively on production of those products that required complex manufacturing equipment. However, significant cost increases, both in raw materials and labor, left our customers with no choice other than to accept price increases or seek alternative vendors for the manufacturing of their products as production at then current pricing levels was no longer practical.

Following our boards’ decision to exit the home appliance business, a cooperative transition program was established with our customers that provided pricing relief for us and allowed our customers to organize the transition of their tooling to other vendors while at the same time building their inventories of finished goods. During the transition period, our efforts were focused on continuing to manufacture quality products in an efficient manner.

We expect to lease some or all of the facilities previously utilized for the home appliance business. Discussions are ongoing with potential lessees wishing to utilize the facilities for warehousing. Real estate, especially space as large and contiguous as ours, is at a premium in Dongguan, the city in which our facilities are located. However, increasing labor costs, tax rates and fees in Guangdong Province and the recent economic slowdown in China has begun to limit the number of potential lessees and may result in delays in finalizing a leasing arrangement.

Products

During fiscal 2012, we primarily manufactured floor care products along with a few small electrical household appliances, based on product specifications provided by customers. We produced approximately 2.1 million appliance units in fiscal 2012, compared to 1.7 million units in fiscal 2011.

The following table reflects our net sales for each product category in fiscal 2012, 2011 and 2010:

	Fiscal Years Ended March 31,
	2012	2011	2010
	(In thousands)
Product category:
Floor care products	$51,056	$40,013	$51,923
Kitchen appliances	756	1,081	559
Others(1)	2,074	2,392	1,408

Total	$53,886	$43,486	$53,890

(1)

Includes electric motors for floor care, travel products, environmental care products and accessories for each of our product categories as well as tooling income for procurement, design and manufacturing of tooling and molds.

Floor care products. We began manufacturing floor care products in fiscal 2000. Our floor care products included hand-held steam vacuum cleaners, upright vacuum cleaners and extractors. Floor care products represented 94.8%, 92.0% and 96.3% of our net sales in our home appliance business in fiscal 2012, 2011 and 2010, respectively. As a contract manufacturer, our sales in this category were principally driven by our product quality, testing systems, sophisticated electric motor production, and our existing tooling and injection molding machinery for large plastic parts.

Kitchen appliances. We began manufacturing kitchen appliances in fiscal 1992. We manufactured a broad line of kitchen appliances, including blenders, breadmakers, coffeemakers, electric knives, espresso machines, food choppers, food processors, food steamers, ice cream makers, and indoor grills. However, by fiscal 2002, we were unable to maintain adequate operating margins as these products became heavily commoditized. Accordingly, we ceased our marketing efforts for these products in fiscal 2002 and production was dramatically reduced. Kitchen appliances represented 1.4%, 2.5% and 1.0% of our net sales in our home appliance business in fiscal 2012, 2011 and 2010, respectively.

Product Design and Development

During fiscal 2012, our design and development efforts were limited to supporting our existing customers’ programs. As a result of the business becoming increasingly commoditized, and given the Company’s decision to exit the home appliance business late in fiscal 2012, no investments were made during fiscal 2012 to support any further independent design or product development efforts, except for some limited design work on products we hoped to market in the PRC.

Our expenditures for design and development of home appliance products were approximately $0.3 million in fiscal 2010, $0.2 million in fiscal 2011 and $0.1 million in fiscal 2012.

Manufacturing

Our principal production facility for the home appliances business was located in the township of Dongguan, Guangdong Province, China, within a self-contained 207,300 square meter vertically-integrated manufacturing complex. Until recently, vertical integration in the home appliance business enabled us to manufacture high-quality products cost effectively. It also allowed us to emphasize quality control and provide the flexibility in the manufacturing process necessary to better service our customers’ needs. We made a significant investment in machinery to create the tooling and components used in the manufacturing process for many of our products. This machinery, along with the use of relatively inexpensive labor, enabled us to efficiently produce many of our components and assemble these components to create our finished products. We manufactured most of our motors and other components, including thermostats, plastic parts, metal and die-casting parts, switches and circuit boards. We also had a multi-faceted coatings line and pad printing capability. We sub-contracted the production of certain components when they could be purchased from other suppliers at lower prices, when we did not have the specialized machinery to produce the component, or when we could allocate our production capacity more efficiently to alternative tasks. However, we did not generally depend on other manufacturers to provide key parts or accessories.

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

Our physical space was less than fully utilized. Excluding dormitories, cafeterias and recreation areas, roads and portions of land reserved for future expansion, the completed production area dedicated to home appliances was approximately 88,490 square meters.

We shipped our home appliance products primarily free on board (“FOB”) from ports in Hong Kong and China, with customers generally liable for any losses resulting from the transportation of finished products from the port to their final destination. Title to the goods passed to the customer when the truck was unloaded and the container was accepted by the carrier located in the ports of Hong Kong or China. Transportation of components and finished products between Dongguan, China and port was by truck. Component parts purchased from areas outside Guangdong Province were generally shipped by sea.

Major Customers

Sales to Electrolux commenced in 2004, but as discussed elsewhere in this annual report, the Company has completed its exit from the home appliances business and Electrolux has transitioned its production needs to alternate vendors. Please see Item 4.A—”Information on the Company—Recent Developments—Discontinued Operations” for a full discussion regarding the Company’s exit from the home appliances business.

Discontinued Operations

As a result of the successful completion of our exit strategy from the home appliances business in fiscal 2012, the home appliances segment has been accounted for as a discontinued operation for reporting purposes in this annual report.

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

Initially we acquired Lite Array, Inc. a U.S. based technology company involved in thin film electroluminescent (“TFEL”) and organic light emitting diode (“OLED”) displays. We sold Lite Array’s TFEL factory in China in 2003, but maintained its OLED program. Due to declining retail prices for OLED displays, revisions to our OLED strategy became necessary. We combined our efforts with Anwell Technologies Limited (“Anwell”), a public company in Singapore, by establishing a jointly controlled entity to develop a more cost effective process for producing OLED equipment, rather than just marketing OLED displays. Our main interest in developing OLED displays was focused on cellular phone displays, and as a result of our business contacts in the telecommunications industry in the PRC, we determined that making camera modules for cell phones was a promising business opportunity for us.

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market complementary metal oxide semiconductor (CMOS) camera modules (“CCM’s”) to cell phone manufacturers in China and to develop other products incorporating optical systems. In fiscal 2012 our net sales of CCM’s and other electronic products were $54.4 million, which represents a 27.7% increase over fiscal 2011 net sales of $42.6 million.

We believe the opportunity to sell CCM’s and other electronic components to cellular phone and tablet computer manufacturers in the PRC is a promising business for us, albeit currently at commodity-type margins. At present, we source the sensors and lenses so that we can apply our resources to the operation of a top quality clean room in our manufacturing facility in the PRC for low-cost assembly and concurrently concentrate on software development, customer integration design and product enhancements, particularly higher pixel count cameras and improved optics. We also are developing products that incorporate CCM’s for non-telecommunication applications, our primary focus being on document photo scanners, security products and medical instruments.

All of our customers for electronic components are presently in the PRC or Hong Kong and we sell in U.S. dollars or Renminbi.

Strategy

Our primary strategy for electronic components is to provide our telecom manufacturing customers in the PRC and other Asian countries with superior cameras for their cell phones. As more consumers, both in Asia and the export markets our customers serve, require increasingly sophisticated products with enhanced features, we must develop the software and camera modules necessary to satisfy these demands. Additionally we will sell CCM’s to tablet computer and PC manufacturers as well as incorporating them into finished products we design and market.

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and are only available from a small number of vendors. While the Company has no binding agreements with its vendors, we have established a long-standing and mutually beneficial relationship with a major sensor company that views our PRC-based operations as an opportunity to access many of the PRC cellular phone manufacturers. It is by virtue of this relationship, as well as relationships with other vendors, that the Company receives valuable technical support essential to the business and product development programs. These relationships are critical to the development of new products and the expansion of existing product lines.

Innovative product development. Each CCM application requires its own software and integration programs. We submit multiple samples to our customers to test and evaluate. This process ensures application effectiveness and superior optical performance, particularly focusing, is achieved. We also concentrate on developing higher pixel count and clearer resolution CCM’s as customer demands for such features continue to rise. Recently, we have begun designing a range of security devices and photo scanners incorporating CCM’s that we market primarily in the PRC.

Superior quality PRC based manufacturing. Utilizing our clean room expertise derived from OLED production, we have been able to produce high quality CCM’s that demonstrate excellent reliability, which allows our PRC-based customers to purchase CCM’s in the PRC rather than importing them from Korea or Taiwan, and remain confident in the quality of the products they are receiving.

Expansion of manufacturing capabilities. We have invested in all of the equipment necessary to assemble modules in a Class 1000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality production. We continually expanded our facility from inception through fiscal 2008 as demand for CCM’s continued to grow, and now have sufficient capacity to support steady growth in this business with limited additional investment. Our current CMOS technology is CSP, or chip scale packaging, that supplies us with an integrated sensor and lens. As we expand this business beyond its current capacity, we will investigate COB, or chip on board technology, which, while requiring additional capital investment, would reduce our costs and expand our capabilities.

Products

We started manufacturing CCM’s early in fiscal 2006 primarily utilizing 0.3 megapixel CMOS sensors. Sales in fiscal 2012, 2011 and 2010 were $54.4 million, $42.6 million and $38.9 million respectively. As pricing for VGA cell phone cameras continued to decline at a rate exceeding 20% per annum, we developed higher pixel count camera modules and introduced 1.3 and 2.0 megapixel versions in fiscal 2009 and 3.0 and 5.0 megapixel versions in fiscal 2010. The original VGA camera has developed into a low margin commodity, which adversely impacts unit revenues and overall profitability. However, we will continue to provide our customers with these products as well as continue developing higher pixel units in 2013 and work on developing other features such as automatic focusing. Our aim in fiscal 2012 was to reduce the share of 0.3 megapixel units to less than 50% of our unit volume, which we achieved. In the future, as more of our customers market 3G cell phones, we will concentrate our resources on selling more of our higher pixel units which generate more acceptable margins.

Product Design and Development

The development group for electronic components consists of a dedicated team of software and optical engineers supported by a large number of process, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our principal sensor supplier for new technology and expanded features.

Our expenditures for design and development of electronic components were $0.4 million, $0.4 million and $0.1 million in fiscal 2010, 2011 and 2012, respectively.

Manufacturing

Three of the buildings in our manufacturing complex in Dongguan have been converted into a high-tech facility for our electronic component and telecommunication manufacturing service business operated as Dongguan Lite Array Company Limited (“DGLAD”). Class 1000 clean rooms of over 1,680 square meters have been constructed out of a total of 8,000 square meter production and office space for the electronic component business. Since our CCM manufacturing capacity was constrained throughout fiscal 2008, we expanded our DGLAD clean rooms four times in fiscal 2008 and added surface mount, assembly and testing equipment. Subsequently as the business matured and we produced fewer of the commodity modules, we were able to improve our mix and profitability without further investment in equipment. We now have in place the capacity to produce up to 3 million CCM’s a month, but operated at approximately 60% of capacity in 2012. We expect to be operating at close to capacity at certain peak demand periods in fiscal 2013.

We ship our CCM’s directly to our PRC customers, most of whom are located in Guangdong province, or ship to export customers from our warehouse in Hong Kong. Title in the PRC is transferred when the delivery note is “acknowledged” by the customer. Title for shipments from our warehouse passes when the customer takes physical delivery of the goods.

Quality Control

Superior quality control procedures are essential for the manufacture of electronic components. The average life expectancy of cell phones requires that each critical component perform reliably for many years. We test every CCM before shipment and our customers test every one during their assembly process. Any rejects are returned to us for further inspection, and if appropriate, rework. This is considered a standard operating procedure in the industry. Any sensors that are defective, such that the CCM cannot be repaired, are returned to the vendor.

Suppliers

We obtain lenses, connectors and other components from a numbers of different vendors in Taiwan, Korea and the PRC and are not reliant on any one vendor. However, we have developed a close relationship with one vendor and purchase a majority of our

CMOS sensors from them. We have preapproved and certified alternative vendors who could satisfy all of our demand if necessary at minimal additional cost.

Major customers

Sales to our largest CCM customer Shenzhen ZTE Mobile Tech Co., Ltd. amounted to $24.2 million or 34.8% of consolidated net sales in fiscal 2012, of which $20.2 million or 29.0% were revenues from CCM’s. Lenovo Mobile Communication Technology Company Limited was our largest CCM customer in fiscal 2011 and its sales accounted for $12.7 million or 22.0% of consolidated net sales in fiscal 2011.

Our top five customers represented 64.5% of our consolidated net sales in fiscal 2012 and 82.6% of segment net sales. Two of these customers are customers of both our EMS and electronic component segments.

Marketing

Marketing is designed to provide widespread exposure to our innovative, high-quality products and cost-effective production capabilities. Generally, we emphasize personal contact with our customers and potential customers in our facilities. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better performing products at lower prices. We believe that innovation is the key for both our customers and us in this regard.

While price and production capacity are still the main criteria in securing sales, our software and integration capabilities are becoming much more significant to our telecom customers and this should help diminish the commodity nature of this business going forward. Additionally, as a result of technical advances in our development programs, we are now able to market our products to top tier consumer electronic brands in China as well as governmental and financial agencies. We are hopeful that we will receive the endorsement of the Chinese government for our document scanning products in fiscal 2013, which could lead to a significant increase in sales. Additionally, we have developed relationships with certain companies involved in the real estate market and hope to begin incorporating our security devices in their future development projects.

Competition

Competition in the electronic components market is intense. However, since the market for cellular phone cameras continues to expand in China and its export markets, we believe that demand will continue to meet or exceed our capacity; provided, however, that margins may not remain at current levels without productivity improvements. As we become a more significant supplier to certain large PRC cell phone manufacturers, expand our software and integration capabilities and continue expanding our capacity, we are realizing small competitive advantages which we hope will improve our margins.

Competition is also intense in the security devices market. We hope to take advantage of our relationships with certain real estate companies to gain a competitive edge in this market.

While competition is strong in the scanner market, especially given the number of products already on the market, we believe our software incorporates a number of superior features. We also believe that the Chinese government will specify a number of requirements in their procurement specifications that many other competing products will be unable to meet, which could lead to increase sales to the governmental agencies.

Intellectual Property Rights

We currently hold 42 patents, primarily registered in the PRC. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. There can be no assurance that steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others.

Electronic Manufacturing Services (“EMS”)

At present our EMS business consists of two primary services: (i) surface mount technology (“SMT”) for printed circuit board assembly; and (ii) cell phone assembly, which usually incorporates our CCM’s and printed circuit board and packaging. We invested in SMT machines and assembly equipment along with clean rooms and areas in late 2008 and revenues in fiscal 2009 were $1.8 million. The first full year of EMS business in fiscal 2010 saw expansion of the business to $9.0 million in revenues and a further expansion of capacity was implemented in 2011. Revenues in fiscal 2012 and 2011 were $14.4 million and $14.7 million, respectively. All of our customers for EMS are in the PRC and we charge them for our services in Renminbi.

Strategy

Our strategy for EMS is to build on our electronic components business by offering manufacturing services to both existing telecommunication customers as well as new customers looking to outsource the manufacturing or assembly of some of their products.

Our long-term strategy is to establish close relationships with our telecommunication customers and potentially establish partnerships and/or joint ventures.

EMS requires significant investment, both in machinery and testing equipment as well as working capital. Large telecommunication customers in the PRC expect up to 180-day credit terms and most vendors typically only grant 15 to 30 day terms. Given that we are effectively debt free, we hope to use our resources to maintain necessary capital expenditures and support working capital.

To date all of our EMS customers have been based in the PRC. However, we plan to add customers in both Korea and Taiwan in the near future. Overseas customers are increasingly looking to reduce their costs in order to access the Chinese market and view our existing systems and capabilities as ideal to complement their efforts.

Manufacturing

Our EMS business currently occupies 27,000 square meters of production space in two of our buildings in our Dongguan, PRC facility.

We have one clean room containing ten SMT machines, three of which we acquired in 2011. We also have a total of thirty-three assembly and packing lines.

For fiscal 2013 we will have the capacity to produce over fifteen million circuit boards and assemble over fifteen million cell phones. Our capital investment to date is US$11.5 million of which we spent US$0.3 million in 2012. As we produce more 3G circuit boards, we will need to add more specialized SMT machines and lease more sophisticated testing equipment.

Labor is the most significant cost in EMS and thus rising wages in Dongguan pose a threat to profitability. Additionally, lease rates for software/language testing equipment continue to increase.

We ship the assembled finished products to our customers’ transportation facilities in the PRC for distribution to their customers. It is our responsibility (and cost) to deliver products according to their shipping schedule requirements.

Quality Control

Our quality control procedures are extensive since each cell phone’s features have to be tested and also any undocumented loss of customer-supplied product is charged to us. Therefore we inspect every item and have established procedures to handle rejected components and product. Any rejects are inspected and verified by our customers’ QC staff at our facility.

Our experience and processes in quality control gained through our other businesses is being applied effectively in our EMS operation.

Major Customers

Revenues from our largest EMS customer Shenzhen TINNO Mobile Technology Co., Ltd. amounted to $13.0 million or 18.7% of consolidated net sales in fiscal 2012, of which $10.3 million or 14.8% were revenues from EMS, and $13.7 million or 23.8% of consolidated net sales in fiscal 2011, of which $8.3 million or 14.4% were contributed from the EMS segment.

Revenues from our top five EMS customers represented 20.7% and 25.2% of our consolidated net sales, 100% and 98.4% of segment sales in fiscal 2012 and 2011, respectively.

Marketing

Our marketing efforts were initially directed towards existing telecommunication customers for electronic components in the PRC. As their businesses, particularly exports to the third world, continued to grow, they sought subcontract partners that would also be able to defray some of their working capital investment.

Our willingness to invest in the necessary equipment and the quality and reliability of our production team satisfied our potential customers that subcontracting was a cost efficient way for them to continue to grow their business. As our relationship with a number of key PRC telecommunication brands has flourished, we expect an increase in their outsourcing activities, particularly final assembly and packing. We have concentrated our efforts recently on potential customers for SMT of 3G printed circuit boards which are more complex and priced 30% more than non 3G boards and overseas telecom companies who want to participate in the Chinese market.

Competition

The EMS business, while capital intensive, is extremely competitive as it does not require complex proprietary technology. In order to compete effectively we need to emphasize our quality and reliability rather that trying to match competitors’ prices. Major telecommunication companies primarily require timeliness, quality and reliability, and will place a higher emphasis on these factors rather than focusing exclusively on price.

Others

The primary emphasis in Others over the previous two fiscal years has been to develop a medical instrument business for the PRC domestic market. We also continue to experiment and carry out modest development work in other areas.

Dongguan Microview Limited was incorporated in China to provide an operating entity to house our medical instrument business, which has moved from the development stages into an operational business. This business requires a manufacturing environment certified by Chinese FDA authorities and all medical products are subject to numerous approval processes. Our initial product, a disposable cannula incorporating a CMOS camera along with an integrated workstation, recently received Chinese FDA approval. We have three additional medical instruments currently undergoing field trials as part of the Chinese FDA certification process.

Late in fiscal 2012 we established a second subsidiary, Joke Media Limited, with the intent to install media displays for developing and distributing advertising and entertainment content for use in shopping centers, restaurants and hotels. We expect to install a trial system sometime during fiscal 2013. Our investment in this business was immaterial for fiscal 2012.

Strategy

The market for medical instruments in China is growing substantially but entry into the market is restricted by established hospital and distributor systems and product pricing is subject to approval of the provincial government where each hospital is located. Additionally, securing PRC FDA approval of our products requires extensive trials, which can be time consuming and expensive. To date our disposable cannula and workstation have received the necessary PRC FDA approvals and we are slowly achieving entry into the Guangdong Province market. We intend to expand our product offerings, all of which will be compatible with the workstation developed for our initial cannula. As with the cannula, Governmental approval and acceptance by distributors and provincial approval of product pricing will dictate the success of future products. Our growth will also depend on the willingness of consumers in the PRC and elsewhere to pay a premium for products that improve the safety of existing procedures.

Our strategy for our media business is to mirror existing display/advertising concepts, but utilize a centralized messaging centre to provide media data to the displays, thus avoiding costly manual data changeovers. The future direction for this business will be evaluated following the installation of a trial system during fiscal 2013.

Product Design and Development

The principle development work in “others” over the last two years has been devoted to medical instruments and some solar devices. Development expenses for others were approximately $169,000, $137,000 and $160,000 in fiscal 2010, 2011 and 2012, respectively.

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

The Chinese government regulates the import into China of certain raw materials used by us in our manufacturing process and taxes the importation of certain capital equipment. The approval of imports by the government is based to some extent on the lack of qualified domestically produced products and strategic plans for the development of local Chinese industry. There can be no assurance that the government’s policies will continue to allow the raw materials we require to be imported into China. There also can be no assurance that the government’s policies will not impose import fees, which would raise the cost of raw materials or capital equipment. Imposing such fees could have a material adverse effect on our business, results of operations and financial condition.

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

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of seven of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct marketing, administration and other activities in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong’s political situation and its economy or its international political and economic relations.

No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

C.    Organizational structure.

The following chart sets forth the significant subsidiaries owned, directly or indirectly, by the Company as of June 30, 2012.

Name	Abbreviation	Principal Activities	Place of Incorporation	Percentage of Equity Interest Held
Global Appliances Holdings Limited	GAH	Investment Holding	British Virgin Islands	100.0
Global Display Holdings Limited	GDH	Investment Holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	KLS	Leasing of a property and the rendering of administration and management services	Hong Kong	100.0
Global Rich Innovation Limited	GRI	Inactive	Hong Kong	100.0
Wing Shing Overseas Limited	WSO	Inactive	British Virgin Islands	100.0
GT Investments (BVI) Limited	GTI	Investment Holding	British Virgin Islands	100.0
Consortium Investment (BVI) Limited	CIBL	Investment Holding	British Virgin Islands	100.0
Global Optics Limited	GOL	Trading of raw materials and electronic and optical components	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	DWS	Manufacturing of household appliance products	China	100.0
Dongguan Lite Array Company Limited	DGLAD	Developing, manufacturing and marketing of electronic and optical components and provision of cellular phone assembly services	China	100.0
Dongguan Microview Medical Technology Company Limited	DMC	Manufacturing and distribution of medical instruments	China	100.0
Joke Media Limited	SLD	Media services	China	100.0
Global Auto Limited	GAL	Inactive	Hong Kong	70.0
Lite Array Holding Limited	LAH	Investment Holding	British Virgin Islands	30.0
Litewell Technology (HK) Limited	LWH	Design and trading of OLED production equipment and corresponding materials	Hong Kong	30.0
Dongguan Litewell (OLED) Technology Limited	DLW	Research & Development	China	30.0
Global Household Products Limited	GHP	Trading of household appliance products	Hong Kong	100.0
Pentalpha Medical Limited	PEL	Inactive	Hong Kong	100.0
Pentalpha Hong Kong Limited	PHK	Inactive	Hong Kong	100.0
Global-Tech USA, Inc.	GTU	Provision of consultation services	United States	100.0
Global Digital Imaging Limited	GIB	Dissolved	British Virgin Islands	100.0
MasterWerke Limited	MAS	Dissolved	United States	100.0
Global Lite Array (BVI) Limited	GLA	Investment Holding	British Virgin Islands	76.75
Lite Array OLED (BVI) Company Limited	LAO	Dissolved	British Virgin Islands	76.75
Lite Array, Inc.	LAI	Inactive	United States	76.75

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

Global Display Holdings Limited is the immediate holding company of Global Optics Limited, Global Digital Imaging Limited and Dongguan Microview Medical Technology Company Limited.

Global Lite Array (BVI) Limited is the immediate holding company of Lite Array OLED (BVI) Company Limited and Lite Array, Inc.

Global-Tech USA, Inc. is an immediate holding company of MasterWerke Ltd.

Dongguan Microview Medical Technology Company Limited was incorporated in China on June 18, 2009.

Lite Array OLED (BVI) Company Limited was dissolved on March 23, 2012.

Joke Media Limited was incorporated on March 31, 2012.

MasterWerke Limited and Global Digital Imaging Limited were dissolved on May 2 and May 8, 2012 respectively.

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

The manufacturing complex includes 40 buildings, of which 12 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We have obtained a portion of the property ownership certificates for buildings (29 out of total of 40 properties) and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 174,000 square meters. As a result of our exit from the home appliance business in fiscal 2012, ten buildings consisting of 88,250 square meters and four dormitories are no longer utilized in our normal operations. We intend to offer these facilities for lease in fiscal 2013.

We maintain an office in Shenzhen, which serves a sales office for the electronic components and media businesses as well as an accounting department for our PRC subsidiaries. The lease agreement commenced May 16, 2008 and will expire on May 15, 2014 and covers a total area of 672 square meters leased at a monthly rent of approximately US$13,000.

Hong Kong

In April 2006, we entered into three renewal lease agreements with Wing Shing Products Company Limited, a company owned in part by our Chief Executive Officer, John Sham, and his family, with a total area of 25,690 square feet of space leased for our executive offices, administrative group and warehouse at a rate of approximately $167,400 per annum. On January 31, 2012, we entered in an amended lease agreement with Wing Shing Products Company Limited to lease a reduced amount of office and storage space of 11,010 square feet at an annual rent of approximately $70,786.

We believe that our administrative office space in Hong Kong and China will be adequate for the operation of our business for the foreseeable future. We believe that with further utilization of our manufacturing facility in Dongguan, we have sufficient manufacturing capacity for at least the next several years. We anticipate that any further expansion of our Electronic Component or EMS businesses could increase utilization at the Dongguan facility and eventually require us to renovate one of the buildings formerly used in the operation of our home appliance business.

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

Fiscal Year Ended March 31, 2012 Compared with Fiscal Year Ended March 31, 2011

During fiscal 2012, we operated in four segments: Home Appliances, Electronic Components, EMS and Others. These segments were operated and managed as separate strategic business units that offered different products. These segments were each managed separately because they manufacture and distribute products with different production processes.

Home Appliances segment

	Fiscal Years Ended March 31,
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(82.4)	(93.5)	(83.8)

Gross profit	17.6	6.5	16.2
Selling, general and administrative expenses	(12.8)	(10.4)	(10.7)

Operating income (loss) from discontinued operations	4.8%	(3.9)%	5.5%

The results of the Home Appliances segment were included in income (loss) from discontinued operations on the face of the consolidated statements of operations (see Note 19 of Notes to Consolidated Financial Statements for a detailed breakdown).

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

Net sales in fiscal 2012 were $53.9 million, an increase of 23.9% from $43.5 million in fiscal 2011. Sales to our largest customer in fiscal 2012, Electrolux, increased $10.3 million to $52.3 million. Sales of kitchen appliances in fiscal 2012 decreased $0.3 million from the prior year to $0.8 million but we had not actively been pursuing business for these products for some time. As disclosed elsewhere in this annual report, the Company completed its exit from the home appliance business in January 2012. As a result, no sales are expected in this segment in fiscal 2013 and beyond.

Gross profit. Gross profit consists of net sales less costs of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in fiscal 2012 was $9.5 million or 17.6% of net sales, as compared to a gross profit of $2.8 million or 6.5% of net sales in fiscal 2011. Gross profit increased primarily due to pricing adjustments agreed upon with Electrolux, our largest customer in fiscal 2012, during the transition period preceding our exit from the home appliance business.

In fiscal 2012, our material cost as a percentage of net sales was 70.0% as compared to 72.7% in fiscal 2011 reflecting a slight decrease in commodity costs and the effect of some pricing relief.

Direct labor as a percentage of sales was 6.4% and 6.6% in fiscal 2012 and 2011 respectively. Despite a significant increase in wage rates, the efficiency and resulting productivity of the organized exit program was sufficient to offset this. Overhead in fiscal 2012 was $3.2 million, $3.0 million lower than in the prior year. This was primarily due to a write-back of provision for severance program for the home appliance personnel of $1.6 million. Overhead in fiscal 2012 included depreciation of $1.4 million and utilities of $1.4 million compared to $1.6 million and $1.6 million respectively in fiscal 2011. The reduction was due to production being only for nine and a half months in fiscal 2012 as opposed to the full year in fiscal 2011.

Selling, general and administrative expenses. The primary components of our selling, general and administrative (“SG&A”) expenses are related to transportation of finished goods and salaries for our marketing and technical personnel. SG&A expenses in fiscal 2012 were $6.9 million or 12.8% of our net sales, as compared to $4.5 million or 10.4% of net sales in fiscal 2011. Shipping, handling or other costs that are incurred for the sales of products are classified as selling expenses. The shipping expense relates to inland freight from the factory to the port, where title is passed to the customer. During fiscal years ended March 31, 2012 and 2011, shipping costs charged to selling expenses were approximately $0.7 million.

Included in SG&A expenses in fiscal 2012 were severance payments of approximately $2.4 million under a government approved and supervised program for all of the home appliance personnel. Excluding these payments, SG&A was unchanged in fiscal 2012 compared to fiscal 2011.

Operating income (loss) from discontinued operations, net. In fiscal 2012, we generated an operating income from discontinued operations of $2.6 million, as compared to an operating loss from discontinued operations of $1.7 million in fiscal 2011.

Other income (expense), net. Losses on foreign exchange were immaterial in 2012 and 2011, other expense of $1.2 million, primarily due to a US$1,230,727 impairment charge for machinery that was used in the home appliance operation, was incurred in fiscal 2012, compared to an income of $59,000 in fiscal 2011.

Provision for income taxes. A $25,000 provision for PRC income taxes on the profits of Dongguan Wing Shing, the manufacturing company for home appliances was accrued in 2012.

Income (loss) from discontinued operations. In fiscal 2012, we generated an income from discontinued operations of approximately $1.4 million compared to a loss from discontinued operations of $1.8 million in fiscal 2011.

The facilities previously occupied by the home appliance business are being offered for rent. The annual depreciation and maintenance charges for the space to be rented are estimated to be $1.2 and $1.4 million, respectively. Annual rental, if the facilities are successfully leased is expected to be $1.7 million annually and the lessees would be required to reimburse the Company for the majority of maintenance costs. As of the filing date, none of the available space has been rented although discussions with potential lessors are ongoing.

Electronic Components segment

	Fiscal Years Ended March 31,
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(87.9)	(88.8)	(87.5)

Gross profit	12.1	11.2	12.5
Selling, general and administrative expenses	(7.5)	(7.1)	(6.9)

Operating income (loss)	4.6%	4.1%	5.6%

Net sales. Our net sales include sales of electronic components (primarily CCM’s) and raw materials for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable. Sales are typically denominated in US$, except for customers based in the PRC, which are denominated in RMB. Our material costs are also typically denominated in dollars but all our other costs are in local currency.

The CCM business, which constitutes the bulk of our net sales of electronic components, was established in mid-fiscal 2006, and expanded rapidly until the worldwide economic slowdown in the fall of 2008. Recently, the business has seen gradual improvement as the Chinese telecommunication market has resumed growth. Net sales in fiscal 2012 increased 27.7% to $54.4 million from net sales of $42.6 million in fiscal 2011.

Unit sales in 2012 increased 10.24%, but with a significantly improved mix of higher pixel count modules, average unit pricing increased over 20.0%, sales of 3.0 and 5.0 megapixel units increased over 400% and many of our telecom customers are switching to higher quality cameras for their mobile phones and PDA’s, particularly their 3G products.

We anticipate that unit volume will increase modestly in fiscal 2013 when compared to fiscal 2012 as we de-emphasize marketing commodity units. We believe that the sale of higher pixel count units in fiscal 2013 and beyond should increase revenues despite the continuing trend of falling prices as technology improves.

In addition we expect incremental sales for our security and scanning devices incorporating CCMs in 2013. These products have had a successful initial introduction in China, but further expansion remains unclear, as a market history must be developed and further work is necessary to establish a reliable distribution network.

Gross profit. Gross profit in fiscal 2012 was $6.6 million or 12.1% of net sales compared to $4.8 million or 11.2% of net sales in fiscal 2011. The CCM and other electronic components businesses are increasingly competitive with the proprietary technology being maintained by the sensor and lens suppliers, thus margins reflect a commodity type business. Margins in 2012 were helped by the sale of a greater percentage of higher pixel units as well as higher production absorption of fixed overhead offset by increasing labor costs. Margins in 2011 were impacted by falling prices offset to some extent by production efficiencies. Direct labor and overhead in fiscal 2012 were 3.5% and 5.4% of net sales, respectively, compared to 3.9% and 6.6%, respectively, in fiscal 2011. Labor costs in US dollars increased substantially in 2011 due to wage inflation, the implementation of new labor laws and strength of the RMB. CCM production requires skilled labor, which remains in high demand in Guangdong province. It continues to be necessary to offer increasingly higher wages and benefits to remain competitive, and we expect our labor costs to increase at least 10% in local currency in 2013. Because the labor content for each CCM is the same regardless of pixel size, the trend toward higher pixel modules reduces the percentage labor cost. Overhead excluding depreciation was $2.6 million in 2012, an increase of approximately $62,000 from 2011 primarily due to the impact of the new social security law on labor benefits and the increase in electricity costs due to higher oil prices. Material cost in fiscal 2012 was 78.2% of net sales, a slight decrease from 78.3% in the prior year. Since inception, material cost has consistently remained around 80.0% of net sales. Volume growth and an improving mix remains critical to improving profitability.

Selling, general and administrative expenses. SG&A expenses in fiscal 2012 were $4.0 million or 7.5% of net sales compared to $3.0 million or 7.1% of net sales in fiscal 2011. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. Our personnel costs rose primarily due to the impact of currency appreciation and continuing wage inflation. We spent $0.1 million on development programs in fiscal 2012 and do not expect it to increase significantly in fiscal 2013.

Operating income, net. Operating income in fiscal 2012 was approximately $2.5 million or 4.6% of net sales compared to an operating income of approximately $1.8 million or 4.1% in fiscal 2011.

Other income (expenses), net. Other income (expense), net in fiscal 2012 was a gain of approximately of $0.5 million, which consisted primarily of government grants, compared to a loss of $80,000 in fiscal 2011.

Segment income (loss). Segment profit in fiscal 2012 was $2.9 million compared to a segment profit of $1.4 million in fiscal 2011.

EMS segment

EMS consists of two allied functions: SMT automated processing for printed circuited board assembly and final assembly and testing of cell phones. Both functions serve telecommunication customers in the PRC. While assembly is a low margin business, offering this service to our telecom customers helps secure their business for our more profitable CCM and SMT business.

This business became a separate segment in fiscal 2010.

	Fiscal Years Ended March 31,
	2012	2011	2010
Net revenues	100.0%	100.0%	100.0%
Operating costs	(73.6)	(82.8)	(59.5)

Gross profit (loss)	26.4	17.2	40.5
Selling, general and administrative expenses	(24.8)	(21.4)	(19.3)

Operating income (loss)	1.6%	(4.2)%	21.2%

Net revenues. Our net revenues include fees for SMT processing and assembly of mobile phones. Revenues in fiscal 2012 were $14.4 million compared to $14.7 million in fiscal 2011.

At the revenue levels achieved in 2012, we were still operating at less than optimal production. Delays in securing key new customers, due primarily to general slowing of export markets, continued to impact the business. Expansion of this business will continue to depend on our ability to attract new customers, particularly from outside the PRC.

As discussed elsewhere in this annual report, we have made significant capital investments in the expansion of the EMS business in order to establish an efficient level of production capacity. Ultimately, we plan to have the capacity for up to $25 million in annual sales, which should require no further investment in capital.

Gross profit (loss). Gross profit in fiscal 2012 was $3.8 million or 26.4% of revenues compared to a gross profit of $2.5 million or 17.2% in fiscal 2011. Direct labor was $4.2 million and overhead excluding depreciation was $5.8 million or 28.8% and 40.0%, respectively, of net sales compared to $4.6 million and $6.6 million in fiscal 2011 which were 31.2% and 45.0% of net sales, respectively. The labor turnover and productivity issues that plagued us in prior years were addressed in fiscal 2012, with fair progress being made. This was due in part to a general slowdown in the low technology export business in Guangdong, which eased wage pressures and freed up labor. The principal elements of overhead are supervisory labor of $1.9 million, electricity for the SMT machines and cleanroom, software testing charges for mobile phone assembly and social security taxes for labor. Depreciation in fiscal 2012 was approximately $0.9 million compared to $0.8 million in fiscal 2011.

Selling, general & administrative expenses. SG&A expenses in fiscal 2012 were $3.6 million or 24.8% of sales and were $3.2 million or 21.4% in fiscal 2011. The primary components of SG&A are personal and travel and entertainment costs for the sales and marketing group. The compensation programs for our sales staff are currently being amended to focus on adding new customers and achieving price increases. Included in SG&A in fiscal 2012 were development costs of $0.3 million compared to $0.3 million in 2011.

Operating income (loss), net. Operating income in fiscal 2012 was approximately $0.2 million or 1.6% of net sales compared to an operating loss of approximately $0.6 million or 4.2% of net sales in fiscal 2011.

Other expenses, net. Other expenses, net in fiscal 2012 and 2011 were approximately $8,200 and $71,000, respectively.

Segment income (loss). Segment income in fiscal 2012 was approximately $0.2 million compared to segment loss of approximately $0.7 million in fiscal 2011.

Others segment

Net sales of other products in fiscal 2012 were approximately $0.8 million, and were primarily from sales of disposable medical devices. Net sales of other products in fiscal 2011 were approximately $0.1 million, which were primarily from sales of home security and medical devices.

We generated a gross profit of approximately of $0.27 million in fiscal 2012, primarily from the sale of medical instruments, compared to approximately an $0.17 million gross loss in fiscal 2011.

The operating loss in fiscal 2012 was approximately $670,000, compared to approximately $1.0 million in fiscal 2011 and the segment loss in fiscal 2012 was $640,000, compared to $1.0 million in fiscal 2011. In both years the primary cause for of losses was our initial development and distribution programs for medical products.

Corporate

Selling, general and administrative expenses. Non-allocable corporate expenses were $2.0 million in fiscal 2012 compared to $4.3 million in fiscal 2011. Expenses in fiscal 2012 included non-cash stock compensation expense of approximately $34,000 compared to $500,000 in the prior year. Corporate expenses in fiscal 2012 reflected a decrease of $2.3 million mainly due to a decrease of stock compensation expenses, legal and professional fees, donations and corporate salaries. The primary components of corporate expenses are audit fees, legal and professional fees (approximately $0.7 million in fiscal 2012 as compared to approximately $0.9 million in fiscal 2011) and the cost of senior management and administrative staff of $0.9 million compared to $1.7 million in fiscal 2011.

Other operating income (expenses), net. Other operating income of approximately $29,000 in fiscal 2012 arose mainly from proceeds from the settlement of a lawsuit. Other operating income in fiscal 2011 of $1.1 million represents the result of a reversal of an accrual for loss contingencies related to pending litigation.

Interest income, net and other income (expenses). Interest income, net included approximately $177,000 accrual for potential interest related to potential tax adjustments in fiscal 2012, compared with $308,000 resulting from a reversal of potential interest related to potential tax adjustments in fiscal 2011. Interest income from bank deposits and other short-term investments in fiscal 2012 and fiscal 2011 were approximately $0.4 million and $0.5 million, respectively. In fiscal 2012, we had an average invested fund balance, which includes cash and cash equivalents, time deposits, restricted cash and available-for-sale investments, of approximately $46.3 million, with an average rate of return of 0.8% as compared to an average invested balance of approximately $40.2 million, with an average rate of return of 1.2% in fiscal 2011. In fiscal 2012, the major components of other income (expenses), net, in corporate included foreign exchange gains of approximately $167,000 and loss on the disposal of fixed assets of $86,000 and reversal of an accrual for potential litigation of US$500,000. In fiscal 2011, the major components of other income (expenses), net, in corporate included foreign exchange losses of approximately $615,000, loss on disposal of fixed assets of $4,000 and other sundry income of $1.1 million. (See Note 17—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of Other income (expenses), net).

Income tax. Our financial statements include a provision for income tax of approximately $1.3 million in fiscal 2012 primarily for CIT profit tax in the PRC and of $110,000 in fiscal 2011.

We are not subject to taxation in the British Virgin Islands, however we are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the standard tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% for both fiscal 2012 and 2011, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. Our subsidiaries in China were entitled to a tax concession period (“Tax Holiday”), whereby they were exempted from corporate income tax for their first two profit-making years and were entitled to a 50% tax reduction for the succeeding three years. Effective January 1, 2004, Dongguan Wing Shing had been subject to the full tax rate of 27.0%. This Chinese subsidiary was our manufacturing facility for home appliances and also covered all of the common charges and a significant portion of our manufacturing overhead. This subsidiary made sales of finished goods to our other subsidiaries and transfer pricing had to be within acceptable norms. In fiscal 2004, we established a new subsidiary in China, Dongguan Lite Array, which was also entitled to a Tax Holiday. Dongguan Lite Array started its first profitable year under the Tax Holiday for the calendar year ended December 31, 2007. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified enterprise income tax law, or EIT, was approved and became effective on January 1, 2008. The EIT Law introduced a wide range of changes which included the unification of income tax rates for domestic-invested and foreign-invested enterprises at 25%. Subsequently, Dongguan Lite Array qualified as a High and New Technology Enterprise (“HNTE”) which entitles it to pay a preferential tax rate of 15% so long as it remains classified as an HNTE. Taxes in China are based upon the financial statements of our two PRC subsidiaries based upon their preparation in accordance with PRC GAAP. Certain inter-company transactions could be interpreted by the local authorities as taxable transactions. In accordance with the provisions of FIN 48, such transactions have been assessed and reflected in the computation of income taxes payable. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes. We also established a subsidiary in Macau, China where we conducted sales, marketing, administration and other activities but it was dissolved effective July 2008. Similar to our subsidiaries established in the British Virgin Islands, we are not subject to taxation in Macau although the Hong Kong Inland Revenue Department “HKIRD” has challenged the tax position taken by the Company and we may be subject to additional profits tax in Hong Kong. One of the Company’s wholly-owned subsidiaries is currently under examination by the HKIRD. The final outcome of this tax audit is not determinable at this time.

Net income (loss). Net income for the group for fiscal 2012 was $1.4 million, or $0.46 per share, as compared to a net loss of $4.0 million, or $1.32 per share for fiscal 2011.

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

Net sales in fiscal 2011 were $43.5 million, down 19.3% from $53.9 million in fiscal 2010. Sales to our largest customer in fiscal 2011, Electrolux, decreased $10.9 million to $42.0 million. Sales of kitchen appliances in fiscal 2011 increased $0.5 million from the prior year to $1.1 million despite not having actively pursued business for these products for some time.

The decline in sales to Electrolux in fiscal 2011 was primarily due to a special thanksgiving promotion at a major retailer that occurred in 2010 but was not repeated in 2011.

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

We continued taking steps to reduce our non-variable SG&A expenses by controlling headcount and eliminating all development efforts. General and administrative costs in 2011 were $3.6 million.

Operating income (loss), net. In fiscal 2011, we incurred an operating loss of $1.7 million, as compared to an operating income of $3.0 million in fiscal 2010.

Other income (expense), net. Losses on exchange were immaterial in 2011 and 2010. Sundry income of approximately $59,000, primarily from the sale of scrap, was generated in fiscal 2011, compared to $161,000 in fiscal 2010.

Segment income (loss). In fiscal 2011, we incurred a segment loss of approximately $1.8 million compared to a segment income of $3.1 million in fiscal 2010.

Electronic Components segment

	Fiscal Years Ended March 31,
	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(88.8)	(87.5)	(94.3)

Gross profit	11.2	12.5	5.7
Selling, general and administrative expenses	(7.1)	(6.9)	(7.5)

Operating income (loss)	4.1%	5.6%	(1.8)%

Net sales. Our net sales include sales of electronic components (primarily CCM’s) and raw materials for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable. Sales are typically denominated in US$ and RMB for those customers based in the PRC. Our material costs are also typically denominated in dollars but all our other costs are in local currency.

Net sales in fiscal 2011 increased 9.5% to $42.6 million from net sales of $38.9 million in fiscal 2010. Unit sales increased 14.0% and despite the increase in sales of higher pixel count CCMs the increase did not compensate fully for the continuing decline in market prices. The video graphics array (“VGA”) units that have become commodity items were 48.2% of unit sales in 2011 versus 68.2% in 2010. More importantly 2.1% of unit sales in 2011 were new products (5.0 megapixel CCM’s) and 2.0, 3.0 and 5.0 megapixel accounted for 50% of sales versus 26% in the prior year.

Gross profit. Gross profit in fiscal 2011 was $4.8 million or 11.2% of net sales compared to $4.9 million or 12.5% of net sales in fiscal 2010. Margins in 2011 were helped by higher margins on the higher pixel units and better inventory management matching price reductions with cost reductions as well as 11% higher production absorbing fixed overhead offset by increasing labor costs. Margins in 2010 were also impacted by falling prices occurring before component costs decreased. Direct labor and overhead in fiscal 2011 were 3.9% and 6.6% respectively of net sales compared to 3.1% and 5.7%, respectively, in fiscal 2010. Labor costs in US dollars increased substantially in 2011 due to wage inflation, the implementation of new labor laws and strength of the RMB. Overhead excluding depreciation of $0.3 million in 2011 was $2.6 million and increased approximately $0.5 million from 2010 primarily due to the impact of the new social security law on labor benefits and the increase in electricity costs due to higher oil prices. Material cost in fiscal 2011 was 78.3% of net sales, a slight improvement from 78.8% in the prior year.

Selling, general and administrative expenses. SG&A expenses in fiscal 2011 were $3.0 million or 7.1% of net sales compared to $2.7 million or 6.9% of net sales in fiscal 2010. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. Our personnel costs rose primarily due to the impact of currency appreciation. We spent $0.4 million on development programs in fiscal 2011.

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

Net revenues. Our net revenues include fees for SMT processing and assembly of mobile phones. Revenues in fiscal 2011 were $14.7 million compared to $9.0 million in fiscal 2010 although the assembly of mobile phones did not start, until the fourth quarter of 2010 and the SMT facility expansion was, under construction for most of the first half of that year.

At the revenue levels achieved in 2011, we were operating at less than 75% of optimal production. Delays in securing key new customers due primarily to export market uncertainties impacted the business significantly.

Gross profit (loss). Gross profit in fiscal 2011 was $2.5 million or 17.2% of revenues compared to a gross profit of $3.6 million in fiscal 2010. Direct labor was $4.6 million and overhead excluding depreciation was $6.6 million or 31.2% and 45.0%, respectively, of net sales in fiscal 2011 compared to $2.1 million and $3.0 million in fiscal 2010 which were 22.8% and 32.8% of net sales, respectively. Labor inflation in China impacted this segment far more than our other business particularly since we were unable to get any price concessions from our customers. Labor turnover was unacceptably high and productivity and efficiency far poorer than planned. In our factory overhead the electricity cost to run the SMT machine and clean rooms doubled and the staff benefits including mandatory social insurance benefits for all of the PRC based staff also contributed to the doubling of factory overhead. Depreciation in fiscal 2011 was approximately $0.8 million compared to $0.5 million in fiscal 2010.

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

Operating income (loss), net. Operating loss in fiscal 2011 was approximately $0.6 million or 4.2% of net sales compared to an income of approximately $1.9 million or 21.1% of net sales in fiscal 2010.

Other income, net. Other income, net in fiscal 2011 and 2010 were approximately $71,000 and $6,000, respectively.

Segment income (loss). Segment loss in fiscal 2011 was approximately $0.7 million compared to segment profit of approximately $1.9 million in fiscal 2010.

Others segment

Net sales of other products in fiscal 2011 were approximately $0.1 million, which were primarily from sales of home security devices and medical devices. Net sales of other products in fiscal 2010, which were also primarily sales of home security devices, were approximately $0.2 million.

We incurred a gross loss of approximately of $0.17 million in fiscal 2011, which reflected our start up costs for medical, compared to approximately $0.19 million gross loss in fiscal 2010.

The operating loss in fiscal 2011 was approximately $1.0 million, compared to approximately $1.0 million in fiscal 2010 and the segment loss in fiscal 2011 was $1.0 million, compared to $1.0 million in fiscal 2010. In both years the primarily cause for the loss was our initial development and distribution programs for medical products.

Corporate

Selling, general and administrative expenses. Non-allocable corporate expenses were $4.3 million in fiscal 2011 compared to $3.1 million in fiscal 2010. Expenses in fiscal 2011 included non-cash stock compensation expense of approximately $500,000 compared to $14,000 in the prior year. Corporate expenses in fiscal 2011 reflected an increase of $1.2 million mainly due to an increase of stock compensation expenses, donations and corporate salaries. The primary components of corporate expenses are audit fees, legal and professional fees (approximately $0.9 million in fiscal 2011 as compared to approximately $0.8 million in fiscal 2010) and the cost of senior management and administrative staff of $1.7 million compared to $1.4 million in fiscal 2010. Corporate expenses in fiscal 2011 increased primarily due to the realignment of senior management among the various operating segments.

Other operating income (expenses), net. Other operating income of approximately $1.1 million in fiscal 2011 occurred mainly as a result of a reversal of an accrual for loss contingencies related to pending litigation. Other operating income in fiscal 2010 of $180,000 represents proceeds from a settlement of a lawsuit offset by additional accruals for loss contingencies.

Interest income, net and other income (expenses). Interest income of approximately $308,000 and $64,000 resulted in fiscal 2011 and fiscal 2010 respectively from a reversal of potential interest related to potential tax adjustments. Interest income from bank deposits and other short-terms investments in fiscal 2011 and fiscal 2010 was approximately $0.5 million and $0.3 million respectively. In fiscal 2011, we had an average invested fund balance, which includes cash and cash equivalents, time deposits, restricted cash and available-for-sale investments, of approximately $40.2 million, with an average rate of return of 1.2% as compared to an average invested balance of approximately $40.6 million, with an average rate of return of 0.7% in fiscal 2010. In fiscal 2011, the major components of other income (expenses), net in corporate included foreign exchange losses of approximately $615,000, loss from the disposal of fixed assets of $4,000 and other sundry income of $1.1 million. In fiscal 2010, the major components of other income (expenses), net in corporate included foreign exchange losses of approximately $130,000, loss from disposal of fixed assets of $292,000 and other sundry income of $2,000. (See Note 17—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of Other income (expenses), net).

Income tax. Our financial statements include a provision for income tax of approximately $110,000 in fiscal 2011 primarily for CIT profit tax in the PRC and of $0.4 million in fiscal 2010. The significant provision in fiscal 2010, which resulted in an operating loss, was due to an evaluation of uncertain tax positions relating to transfer pricing in accordance with FIN 48 at certain of our subsidiaries, which were subsequently reversed when the corresponding subsidiary was dissolved in fiscal 2011.

Net income (loss). Net loss for the group for fiscal 2011 was $4.0 million, or $1.32 per share, as compared to a net income of $3.5 million, or $1.14 per share for fiscal 2010.

B.	Liquidity and Capital Resources.

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2012, our net cash provided by operating activities was approximately $17.3 million as compared to approximately $10.0 million net cash used in operating activities in fiscal 2011. This reflects a net income of $1.4 million in fiscal 2012 compared to a net loss of $4.2 million in fiscal 2011, but also our receivables in fiscal 2012 decreased $5.3 million, our inventory decreased $5.5 million and our other operating assets and liabilities decreased $4.9 million compared to a rise in receivables, inventories and other operating assets and liabilities in fiscal 2011 of $12.4 million, $1.4 million and $3.0 million, respectively. The increase in working capital in fiscal 2012 of $8.8 million was due primarily to our $8.6 million repayment of short-term debt and an increase in our cash due to operating income from discontinued operations.

Working capital as of March 31, 2012 was $54.0 million compared to $45.2 million as of March 31, 2011. Cash and cash equivalents, time deposits, restricted cash and short-term investments increased $6.1 million, inventories decreased $5.5 million and accounts and bills receivable decreased $5.3 million from the prior year. We used the cash inflow to repay short-term bank loans in PRC. Our borrowing capacity however is limited to the amount of cash we have on deposit so we have not effectively been extended credit and we are not likely to be extended credit in the PRC in the future. All of our cash and related short-term deposits and short-term investments are in very short-term safe securities.

Accounts and bills receivable were $30.3 million at the end of fiscal 2012, compared to $35.6 million at the end of fiscal 2011. Receivables at March 31, 2012 represented 89 days of sales from continued and discontinued operations compared to 129 days of sales from continued and discontinued operations at March 31, 2011, primarily due to the payment of all receivables received from Electrolux after we completed production for them in January 2012. Accounts and bills receivable for electronic components and EMS businesses represented 180 days and 87 days, respectively, of sales in fiscal 2012. Our large CCM customers in China are granted credit terms and as is customary in the PRC, the bills they issue typically mature after 90 days, therefore we expect our domestic receivables to continue increasing in fiscal 2013 as sales in the PRC increase.

Our aggregate capital expenditures including payments for land use rights during fiscal 2012 and 2011 were $0.8 million and $4.7 million, respectively. Capital expenditures in fiscal 2012 primarily included expansion of existing clean room space and purchase of equipment and machinery, most of which was devoted to our EMS programs. Our capital commitments as of March 31, 2012 and 2011 were approximately $169,682 and $86,782, respectively.

Our revolving credit facilities are with Standard Chartered Bank and Industrial Bank with an aggregate facilities limit of approximately $0.3 million and $4.0 million, respectively, as of March 31, 2012. The banking facilities provided by Standard Chartered Bank bear interest at floating commercial bank lending rates in Hong Kong. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements but as of March 31, 2012, banking facilities of US$4.0 million were utilized. (See Note 15—Bills Payable, short-term bank loans and Banking Facilities of Notes to Consolidated Financial Statements.)

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

Inflation. For the last five years inflation in Hong Kong has ranged from (1.6%) to 6.5% (approximately 5.3% during 2011 and 5.1% for the first four months of 2012). Currently inflation in Hong Kong has little effect on our operations as much of our costs are fixed and no wage increases have been given to senior management or executives.

While the appreciation of the Renminbi has had the biggest impact on the Company’s competitiveness, we also have been impacted by wage and utility inflation in China, particularly in fiscal 2011. While inflation has abated recently due to the slowdown in manufacturing, it is still officially computed at approximately 5% per annum.

Currency and exchange rates. The functional currency of the Company is the U.S. dollar. The functional currencies of our subsidiaries in locations outside the U.S. are either the respective local currencies or the U.S. dollar. A significant portion of our sales are denominated in U.S. dollars but our sales in Chinese Renminbi have increased significantly with the growth of our domestic telecom business. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and EURO, but the majority of purchases are made using the Hong Kong dollar, which is pegged to the U.S. dollar. In prior years, we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions. However, in the event that the Renminbi continues to appreciate appreciating versus the U.S. dollar we may need to reconsider whether hedging our positions is appropriate. See Note 3(q) of Notes to Consolidated Financial Statements.

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

•

Valuation of long-lived assets. The Company evaluates long-lived assets, such as property, plant and equipment or an other asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will have impact on the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with FASB ASC 360 “Property, Plant and Equipment”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their recoverable amount. During the fiscal years ended March 31, 2012, 2011 and 2010, impairment losses of $1,230,727, nil and $4,786, respectively related to property, plant and equipment were recognized in the consolidated statements of operations.

•

Warranty cost. The Company estimates the warranty cost for defective products based on various factors including the likelihood of defects, an evaluation of our quality controls over the manufacturing processes, technical analysis, industry information on comparable companies and our history. Based on the above criteria, the Company has accrued for warranty costs of $729,528, $296,410 and $180,151 as of March 31, 2012, 2011 and 2010, respectively. The basis and the amount of the warranty accrual are reviewed and adjusted to reflect actual experience.

•

Deferred tax valuation allowance. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For financial reporting purposes, the Company established valuation allowances by tax jurisdiction for deferred tax assets which management believes it is more likely than not that the deferred tax assets will not be realized in the foreseeable future. As of March 31, 2012 and 2011, the Company had tax losses carried forward of $20,843,486 and $23,656,479 respectively, which included tax losses of $2,196,670 and $4,562,595 respectively that are available indefinitely for offsetting future taxable income of the companies in which these losses arose. Tax losses of $18,646,816 and $19,093,884 as at March 31, 2012 and 2011, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities based on the technical merits of the tax positions taken and probable outcome of a tax assessment. Based on an evaluation of these uncertain tax positions, we have to estimate the potential income tax expense and any related penalties and interest. This has resulted in significant income tax expense being accrued in previous loss years since not all subsidiaries are in a loss position for tax purposes and there is no off setting allowed between subsidiaries in the PRC and Hong Kong.

•

Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overheads. For the fiscal years ended March 31, 2012 and 2011, write-downs of inventories to fair market value of $932,848 and $405,313, respectively, were recognized in the consolidated statements of operations.

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

•

Uncertain tax provision. As of March 31, 2012, the Company recognized US$5,701,782 of liabilities for unrecognized tax benefits and, in addition, US$1,667,602 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of March 31, 2012, the Company classified US$5,701,782 of its liabilities for unrecognized tax benefits and US$1,667,602 of interest and penalties as current liabilities.

Recent issues in accounting standards

•

In May 2011, the FASB issued ASU No. 2011-04 to provide additional guidance related to fair value measurements and disclosures. The guidance, which is incorporated into FASB ASC 820-10, generally provides clarifications to existing fair value measurement and disclosure requirements and also creates or modifies other fair value measurement and disclosure requirements. We will adopt this guidance, as required, for the period ending March 31, 2012 and do not expect the guidance to have a material impact on our financial position or results of operations.

•

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which improves the comparability, consistency and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, although early adoption is permitted. The Company has not opted to early adopt this pronouncement for the year ended March 31, 2012. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which indefinitely defers certain aspects of ASU No. 2011-05 related to the presentation of reclassification adjustments. The adoption of ASU No. 2011-05 and ASU No. 2011-12 are not expected to have material impact on the Company’s financial position, results of operations and cash flows.

C.	Research and development, patents and licenses, etc.

We spent approximately $0.7 million, $1.1 million and $1.6 million, respectively, on product design and development in each of the fiscal years 2012, 2011 and 2010. These expenses were primarily attributable to salaries and wages for technical staff and prototyping and cost of samples. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview.”

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

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2012:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Capital Commitments(1)	169,682	169,682	—	—	—
Operating Lease Commitments(2)	11,234,133	511,654	890,767	694,820	9,136,892

Total Contractual Obligations	11,403,815	681,336	890,767	694,820	9,136,892

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2043.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2012 are set forth below:

Name	Age	Position
John C.K. Sham(1)	49	Chairman, Chief Executive Officer, Acting Chief Financial Officer and Director
Brian Yuen(1)(2)	56	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui(2)(3)	54	Director
Ken Ying-Keung Wong(3)	63	Director
Barry J. Buttifant(3)	67	Director
Ryan L. Long	33	Vice President and General Counsel, Lite Array Inc.

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

John C.K. Sham has served as our Chairman since September 2012 and our President and Chief Executive Officer since June 1992. He has served as a director of Global-Tech since July 1991. Effective April 1, 2011 Mr. Sham assumed the role of Acting Chief Financial Officer following the termination of Mr. Leung. Mr. Sham was our Chief Financial Officer from June 1992 through January 2002. Mr. Sham joined us in 1984 as managing director of Kwong Lee Shun Trading Company Limited, a wholly owned subsidiary of ours. From 1982 to 1984, Mr. Sham served as President of Wesi Corp., a New York corporation which specialized in the marketing and distribution of household goods. Mr. Sham is the son of our founder, Mr. Kwong Ho Sham.

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

Patrick Po-On Hui has served as a director of Global-Tech since March 2000. Mr. Hui is a practising attorney who since June 2010 became a consultant at Messrs. Iu, Lai & Li. From June 1988 to 2008, he was a consultant to, and then appointed as a partner of Robin Bridge & John Liu in 2008, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

Ken Ying-Keung Wong has served as a director of Global-Tech since June 2001. Dr. Wong is a medical doctor who, since 1995, has maintained a medical practice in Hong Kong. Dr. Wong previously practiced family medicine in Canada from 1977 to 1995.

Barry J.Buttifant has served as a director of Global-Tech since November 2003. Mr. Buttifant is currently an executive director of Hsin Chong Construction Group (“HCCG”). Prior to joining HCCG, Mr. Buttifant was the Chief Executive Officer of the IDT International Limited. In October 2009, Mr. Buttifant was a director—corporate finance of Mission Hills Group (“MHG”) and prior to this appointment, he was the consultant to the Group since December 2008. Prior to joining MHG, Mr. Buttifant served as a principal of KLC Kennic Lui & Company (“KLC”), a professional accounting firm, and managing director of KLC Transactions Limited. Prior to joining KLC, Mr. Buttifant was the executive director—finance of MHG from February 2008 till November 2008. From December 2004 to December 2007, Mr. Buttifant was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis Holdings Ltd (“Synergis”) (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both public companies. Mr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“WKH”) from 2001 to 2002 and was the Advisor to the board of directors of WKH from November 2002 to April 2004. Prior to joining WKH, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. He has over 35 years of experience in corporate and financial management. Mr. Buttifant is an independent non-executive director of Giordano International Limited and Daiwa Associates Holdings Limited; a non-executive director of Synergis, all of which are publicly listed companies in Hong Kong. Mr. Buttifant also serves as an non-executive director of China Nepstar Chain Drugstore Limited, a NYSE listed public company. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

Ryan L. Long joined us in December 2009 as Vice President and General Counsel of our subsidiary, Lite Array, Inc. Prior to joining us, Mr. Long was an Associate with the law firm of Calfee, Halter & Griswold LLP from 2007 to 2009.

No family relationship exists among any of our directors and senior management.

No arrangement or understanding exists between any director or member of senior management and any other person pursuant to which any director or member of senior management was elected to such a position with us.

B.	Compensation.

The aggregate direct remuneration paid to all directors and senior management as a group (6 persons) during fiscal 2012 was approximately $1.5 million (including a housing allowance for two directors). This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

C.	Board practices.

Our articles of association provide for a board of directors of not less than five or more than nine members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected unless a different term is specified. Currently, there are five directors serving on the board of the Company, of which three are independent. See Item 6A—“Directors and senior management” for the service time of our directors.

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

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2012, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Yuen is not considered to be independent since he is also a member of management of the Company.

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

At March 31, 2012, 2011 and 2010, we employed 2,264, 4,216 and 3,420 persons, respectively, on a full-time basis. Of our employees at March 31, 2012, 26 were located in Hong Kong and, 2,238 in China.

As discussed elsewhere in this annual report, the Company completed its exit from the home appliance business in January 2012. In connection with our exit from the home appliance business, our labor force was significantly reduced as a result of the release of a majority of the employees previously assigned to our home appliance business.

A breakdown of persons employed as of March 31, 2012 by main category of activity is as follows:

Category	No.
Manufacturing	1,524
Production management	44
Finance and administration	177
Receiving and warehousing	68
Quality control	176
Production engineering	32
Product design and development	165
Sales and marketing	70
Human resources	8

2,264

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2012, we employed a maximum of approximately 4,155 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

In June 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which can only be terminated in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. The Company took the Labor Contract Law into account and incorporated its requirements into its exit from the home appliance business. Additionally, the severance program was established in accordance with the law and was supervised, at our request, by the appropriate authorities within the Dongguan local authority.

E.	Share ownership.

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2012 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	688,797	22.7%
John C.K. Sham(3)	963,624	30.4
Brian Yuen(4)	86,803	2.8
Barry J. Buttifant(5)	11,250	*
Patrick Po-On Hui(5)	3,250	*
Ken Ying-Keung Wong(5)	1,250	*
Ryan L. Long(5)(6)	10,000	*
All officers and directors as a group (6 persons)(7)	1,076,177	33.3

*	Less than 1%
#

In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after June 30, 2012, but no exercise of options covering our common shares held by any other person.

(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)

The share ownership of Wing Shing Holdings Company Limited is held 44.0% by the estate of Kwong Ho Sham and 56.0% by John C.K. Sham. Prior to the passing of Kwong Ho Sham, voting control of Wing Shing Holdings Company Limited (“Wing Shing Holdings”) was held approximately 34.3% by Kwong Ho Sham and 65.7% by John C.K. Sham. Following Kwong Ho Sham’s passing, John C.K. Sham assumed 100% voting control of Wing Shing Holdings. During fiscal 2013, the shares of the Company owned by Wing Shing Holdings will be distributed to its two shareholders. The estate of Kwong Ho Sham will receive 303,070 shares, which will be gifted to a charitable trust, and 385,727 shares of the Company will be distributed to John C.K. Sham. John C.K. Sham currently disclaims any beneficial ownership in any of the common shares of Global-Tech owned by Wing Shing Holdings.

(3)

Includes 688,797 shares owned by Wing Shing Holdings and 131,250 common shares issuable to John C.K. Sham within 60 days after June 30, 2012 upon exercise of options granted under our 1997 and 2005 Plans. Excludes 1,200,000 shares owned by the wife, daughter and mother of John C.K. Sham. Mr. John C.K. Sham disclaims any beneficial ownership in such shares.

(4)

Includes 73,751 common shares issuable to Brian Yuen within 60 days after June 30, 2012 upon exercise of options granted under our 1997 and 2005 Plans. Excludes 1,975 shares owned by the wife and son of Mr. Yuen. Mr. Yuen disclaims any beneficial ownership in such shares.

(5)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong and Ryan L. Long own less than 1% of the issued and outstanding common shares as of June 30, 2012.
(6)	Includes 10,000 shares issuable to Mr. Long within 60 days after June 30, 2012 upon exercise of options granted under the 2005 Plan.
(7)

Includes 688,797 common shares owned by Wing Shing Holdings and 229,501 common shares beneficially owned by or issuable to various officers and directors within 60 days after June 30, 2012 upon exercise of options granted under our 1997 and 2005 Plans.

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

During fiscal 2012, an aggregate of 1,250 options with exercise prices of US$25.00 and US$30.56 per share were forfeited upon resignation of the relevant participants and 82,167 options with exercise prices between US$19.00 and US$25.00 per share expired, including 65,500 options granted to Directors.

The 1997 Plan expired on September 17, 2008, after which date no further grants were made.

1999 Employee Stock Purchase Plan of Global-Tech. The 1999 Employee Stock Purchase Plan (the “1999 Plan”) was adopted by our Board of Directors in January 1999. The 1999 Plan was approved by our stockholders at our annual meeting of stockholders in March 1999. Prior to its expiration, the total number of common shares available for issuance under the 1999 Plan was 450,000 common shares.

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

The total number of common shares available for options under the 2005 Plan is 450,000 shares. We have granted options to purchase on the dates, in the amounts and at the prices indicated below:

•	During fiscal 2010, no options were granted and none were forfeited.

•	During fiscal 2011, 20,000 options were granted and none were forfeited.

•	During fiscal 2012, no options were granted and none were forfeited.

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

No shares have been granted under the Omnibus Plan during fiscal years 2012, 2011 or 2010.

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

As of March 31, 2012, 2011 and 2010, there were an unrecognized share-based compensation cost of $1,969, $1,969 and $3,938, respectively, relating to stock granted to an employee under the 1999 Employee Stock Purchase Plan. The unrecognized compensation cost for stock granted is expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

We also granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expense over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2012 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Shun Chi Hui	600,000	29.6%
Jenny, Meng Chen Tsai	300,000	9.3%
Estee M.Y. Sham	300,000	9.3%
Wing Shing Holdings Company Limited(1)(2)	688,797	22.7%

(1)

The share ownership of Wing Shing Holdings Company Limited was held 44.0% by the estate of Kwong Ho Sham and 56.0% by John C.K. Sham. Voting control of Wing Shing Holdings Company Limited was held approximately 34.3% by estate of Kwong Ho Sham and 65.7% by John C.K. Sham. Kwong Ho Sham passed away on July 11, 2011. Following Kwong Ho Sham’s passing, John C.K. Sham assumed 100% voting control of Wing Shing Holdings.

(2)

In June 2011, Kwong Ho Sham established a trust that would own his portion of Wing Shing Holdings Company Limited (“Wing Shing Holdings”) shares in the Company. Upon his passing, 303,070 shares owned by Wing Shing Holdings would go into this trust and 385,727 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of July 24, 2012, the transfer had not been officially executed but is expected to occur during fiscal 2013. John C.K. Sham as a trustee of his father’s charitable trust will decline beneficial ownership of any of the trust’s shares.

Our major shareholders have the same voting rights as all holders of our common shares.

As of June 30, 2012, approximately 33.6%, of our outstanding common shares were held in the United States by 8 holders registered on the books of our transfer agent.

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

Lease and Car Rental Agreements with Related Companies:

•

In April, 2008, we entered into renewal lease agreements with Wing Shing Products Company Limited, a company owned by the Sham family, for offices and warehouses with a total area of 25,690 square feet occupied by our executive officers, administrative group and warehouse staff at a rate totaling approximately $173,000 per annum. On January 31, 2012, we entered an amended lease agreement with Wing Shing Products Company Limited that reduced the total area to 11,010 square feet at a rate totaling approximately $70,786 per annum.

•

On December 1, 2004, we entered into an amendment of a lease agreement with Kenmore Assets Limited, a company owned by an officer and director, for an executive apartment in Hong Kong at a monthly rate of approximately $5,100. The rent was at fair market value for such a property, which was used to accommodate business visitors from overseas. This apartment was sold in July 2011 and no further rent was paid.

•

We rent a company car from Wing Shing Products Company Limited, a company owned by the Sham family. Monthly rental for the vehicle is approximately $4,800, which is the estimated fair value of rental or lease rates in Hong Kong for such vehicles.

Rental income and management fee income:

•	Rental income of nil, nil and $6,393 was earned from a jointly controlled entity for the fiscal years ended March 31, 2012, 2011 and 2010. The rentals were charged on mutually agreed terms.

•	Management fee income of nil, nil
•	and $9,313 was earned for the fiscal years ended March 31, 2012, 2011 and 2010, from a jointly-controlled entity. The management fees were charged with reference to the actual costs incurred.

We believe the leases are on terms no less favorable than could have been received from unaffiliated third parties.

Our Policy Concerning Related Party Transactions

All transactions with our executive officers and directors must be approved by a majority of our disinterested directors.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated statements and other financial information.

Our consolidated financial statements for fiscal 2012, 2011 and 2010 have been prepared in accordance with U.S. GAAP and audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). A consolidated balance sheet is presented for each of fiscal 2012 and 2011 along with a consolidated statement of operations, statement of cash flows and statement of changes in shareholders’ equity which are presented for each of fiscal 2012, 2011 and 2010. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales from China constitute approximately 42.8% of our combined continued and discontinued sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 25(b) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

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

Sunbeam wire transferred to the escrow account of Cooper & Dunham, the attorneys for SEB, a total of $5.7 million. Cooper & Dunham acknowledged receipt of that money and agreed to hold it in an escrow account titled “Cooper & Dunham as escrow agent pursuant to Court order” pursuant to the September 7, 2005 order in the action SEB S.A., v. Montgomery Ward pending in the United States District Court for the Southern District of New York. Sunbeam’s payment of the funds into escrow eliminated its obligation to pay post-judgment interest on the amount that it paid into escrow. In fiscal 2009, the Court released approximately $800,000 from the escrow account to the Company. On August 9, 2010, the district court in the SEB v. Montgomery Ward case, issued an order authorizing Cooper & Dunham to release the remaining funds held in escrow to SEB to satisfy the amended judgment plus post judgment interest, effectively concluding this matter.

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

On March 29, 2010, defendants filed a motion in state court to dismiss the complaint, and for sanctions against the Company. On June 1, 2010, defendants filed their papers opposing plaintiffs’ motion. By order entered on September 3, 2010, the Court dismissed the action. It held that the prior judgment in the action SEB S.A. v. Montgomery Ward & Co. barred the action under the doctrines of res judicata and collateral estoppel. The Court also denied the motion for sanctions against the Company.

By notice filed October 14, 2010, the Company appealed to the Appellate Division of the Supreme Court of the State of New York, First Department. On July 2, 2011, the Company filed its brief on appeal. SEB filed its opposition brief on August 12, 2011. The Company filed its reply brief on August 19, 2011.

By order entered January 5, 2012, the Appellate Division upheld the Courts dismissal of the action. This concluded this matter.

Hanks v. Hamilton Beach Brands Inc. and Global Household Products Limited

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

Included in “accrued expenses” in our consolidated balance sheets as of March 31, 2012, 2011 and 2010 were provisions for legal fees of approximately $6,700, $217,700 and $67,600, respectively in relation to certain of the above cases. Unless noted above, we have not included in our financial statements any asset or liability resulting from litigation that has not resulted in a cash deposit into or payment from bank accounts of Global-Tech or its subsidiaries.

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

Please see Item 4.A—“Information on the Company—Recent Developments—Discontinued Operations” for a full discussion regarding the Company’s exit from the home appliances business in fiscal 2012, which was approved by the Company’s board of directors on June 3, 2011.

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

	Pre-split		Adjustment to reflect 4-for-1 reverse stock split
	High	Low	High	Low
Fiscal 2007:
Annual	6.65	2.38	26.60	9.52

Fiscal 2008:
Annual	5.85	2.57	23.40	10.28

Fiscal 2009:
Annual	—	—	16.08	6.00

Fiscal 2010:
Annual	—	—	13.37	6.40

Fiscal 2011:
First Quarter	—	—	12.51	9.52
Second Quarter	—	—	10.00	8.42
Third Quarter	—	—	12.40	8.05
Fourth Quarter	—	—	9.40	6.78
Annual	—	—	12.51	6.78

Fiscal 2012:
First Quarter	—	—	7.53	4.00
Second Quarter	—	—	4.65	3.03
Third Quarter	—	—	3.91	2.68
Fourth Quarter	—	—	6.90	3.26

	Pre-split		Adjustment to reflect 4-for-1 reverse stock split
	High	Low	High	Low
Annual	—	—	7.53	2.68

Most Recent Six Months:
January 2012	—	—	6.90	3.26
February 2012	—	—	6.08	4.04
March 2012	—	—	5.98	4.64
April 2012	—	—	9.94	4.75
May 2012	—	—	6.57	5.53
June 2012	—	—	6.00	5.02

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

CEO Certification

The Chief Executive Officer must notify Nasdaq in writing if an executive officer of the Company becomes aware of any material non-compliance with Nasdaq corporate governance listing requirements, notwithstanding our status as a foreign private issuer.

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

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers in tax years before January 1, 2011 from “qualified foreign corporations” are taxed at the rate of either 5 percent (zero, for tax years beginning in 2009, 2010 and 2011) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. Dividends received in tax years beginning on or after December 31, 2012 will be taxed at higher ordinary income tax rates. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future.

We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2011 or 2012. No assurance can be given, however, that the IRS may not agree and seek to treat us as a PFIC. See “Passive Foreign Investment Company (PFIC)” below. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. Based on the composition of our annual gross income and the nature and book value of our assets and the total market value, or market cap, of our shares at the end of each quarter of our fiscal years ended March 31, 2011 and 2012, we believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2011 or 2012. No assurance can be given, however, that the IRS may not agree and seek to treat us as a PFIC.

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

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities had therefore taken their first step towards a floating currency. As of March 30, 2012, the exchange rate was 6.2943 and as of June 29, 2012 the exchange rate was 6.3249, a 0.5% depreciation since our fiscal year end. Any appreciation costs U.S. companies more to buy Chinese products. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our manufacturing operations in China. Labor and other overhead expenses (excluding non-cash depreciation charges) in our Chinese factory incurred in Renminbi were approximately 17.7 % and 21.5% of our combined net sales in fiscal 2012 and 2011, respectively, and 12.3% of our consolidated net sales in fiscal 2012. We believe any future appreciation of the Renminbi would result in an increase in our operating costs in China and could materially impact our financial results. A 1% appreciation in the Renminbi would decrease our operating profit by approximately $93,176. Our foreign currency exposure in our assets and liabilities was immaterial at March 31, 2012.

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

As of March 31, 2012, an evaluation was performed, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation and for the reasons stated below, such officers concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) is accumulated and communicated to the Company’s management including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of its internal control over financial reporting as of March 31, 2012 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that the Company’s internal control over financial reporting is not effective as of March 31, 2012. In making its assessment, management identified a material weakness concerning the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company will continue retaining external consultants who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues.

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

The audit committee is composed entirely of independent directors and is responsible for reviewing and making recommendations to the Board of Directors regarding the Company’s accounting policies, reporting practices, internal controls, annual and quarterly financial statements and financial information included in the Company’s reporting and disclosure documents with the SEC. The Committee also reviews significant audit findings, material litigation and claims whether asserted or unasserted and any issues between management and the external auditors.

The audit committee closely monitors the requirements of the Sarbanes-Oxley Act of 2002. Additionally, the audit committee receives its charter and assesses its performance at least annually.

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

Mazars CPA Limited became our independent auditor in fiscal 2012. BDO Limited was our independent auditor in fiscal 2011 and 2010. Fees payable for the fiscal years ended March 31, 2012 to Mazars and 2011 to BDO is detailed below:

	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2011
Audit fees	$215,000	$209,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$215,000	$209,000

The nature of each category of fee is described below:

Audit Fees. The audit fees include fees for audit or review of the Company’s financial reports plus fees for services that generally an auditor can reasonably provide. The services include the statutory audit and review of documents filed with SEC.

Audit-Related Fees. We did not engage Mazars or BDO for any other audit-related services arrangement.

Tax Fees. We did not engage Mazars or BDO for any other tax services arrangement.

All Other Fees. We did not engage Mazars or BDO for any other services arrangement.

Pre-Approval Polices and Procedures. The audit committee has determined that the provision of services other than audit services should be provided by a firm other than the one that performs our audit. The audit committee, pursuant to its written charter, pre-approves all audit services provided by Mazars and BDO. To the extent Mazars and BDO provides any non-audit services in the future the audit committee is empowered to also pre-approve such services. Currently, our independent auditor is Mazars and we engage PricewaterhouseCoopers as our main tax advisor.

Item 16F.	Change in Registrant’s Certifying Accountant.

(a)	Resignation of Principal Accountant

On February 15, 2012, we accepted the resignation of BDO Limited as our independent registered public accounting firm. BDO Limited’s resignation was an internal business decision of BDO Limited relating to the reallocation of resources and was in no way related to the affairs of the Company or caused by any action or inaction on the part of the Company.

BDO Limited’s report on the Company’s consolidated financial statements as of and for the two fiscal years ended March 31, 2011 and 2010 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company’s consolidated financial statements for each of the two fiscal years ended March 31, 2011 and 2010 and through February 15, 2012, we did not have any disagreements (as defined in Item 16F (a)(1)(iv) of Form 20-F and related instructions) with BDO Limited on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of BDO Limited, would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

During the two fiscal years ended March 31, 2011 and 2010, and through February 15, 2012, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that BDO Limited had identified one material weakness in connection with the audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2010 and one material weakness in connection with the audit of our financial statements for the fiscal year ended March 31, 2011. These material weaknesses are described in our Annual Report on Form 20-F for each of the two fiscal years ended March 31, 2011 and 2010. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We concluded that a material weakness in internal control over our financial reporting existed as of March 31, 2011 and 2010 due to the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles, including accounting for income taxes.

We provided a copy of this disclosure to BDO Limited and requested that BDO Limited furnish a letter addressed to the SEC stating whether they agreed with the above statements, and if not, stating the respects in which they do not agree. A copy of the letter from BDO Limited addressed to the SEC, dated July 23, 2012, is filed as Exhibit 99.1.

(b)	Engagement of New Principal Accountant

On February 20, 2012, our board of directors approved the appointment of Mazars CPA Limited as our independent registered public accounting firm. During the fiscal year ended March 31, 2012, neither we nor anyone on our behalf consulted Mazars CPA Limited regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements. Also, we have not obtained any written report or oral advice that Mazars CPA Limited concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of “disagreements” as that term is defined in Item 16F(a)(1)(v) of Form 20-F and related instructions to Item 16-F of Form 20-F, or “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F), except that Mazars CPA Limited had identified one material weakness in connection with the audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2012. We concluded that a material weakness in internal control over our financial reporting existed as of March 31, 2012 due to the Company’s internal accounting staffs’ lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles, including accounting for income taxes.

Item 16G.	Corporate Governance

The Company’s corporate governance practices are governed by applicable British Virgin Islands law, as well as by its Memorandum and Articles of Association. We have securities that are registered with the SEC and are listed on the Nasdaq, and are therefore subject to corporate governance requirements applicable to foreign private issuers listed on the Nasdaq. Nasdaq Marketplace Rule 5615(a)(1)(3) provides that foreign private issuers listed on Nasdaq may elect to follow home country corporate governance practices in lieu of certain of the corporate governance requirements set forth in the Rule 5400 series, Rule 5250(d), and Rules 5210(c) and 5255, with the exception that all such issuers shall: (i) comply with Rule 5625 (Notification of Material Noncompliance); (ii) have an audit committee that satisfies Rule 5605(c)(3) that consists of members that meet the criteria for independence referenced in Rule 5605(c)(2)(A)(ii); and (iii) comply with Rules 5210(c) and 5255 (Direct Registration Program) unless prohibited from complying by law or regulation in its home country. Furthermore, foreign private issuers electing to follow home country practice in lieu of a requirement of Rules 5600, 5250(d), 5210(c) or 5255 are required to submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws and, in the case of Rules 5210(c) and 5255, certifying that a law or regulation in the home country prohibits compliance. The Company submitted the required certification in connection with its listing application on November 26, 2008.

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

Date: July 24, 2012

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

(Incorporated in the British Virgin Islands with limited liability)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

Global-Tech Advanced Innovations Inc.

We have audited the accompanying consolidated balance sheet of Global-Tech Advanced Innovations Inc. and its subsidiaries (the “Company”) as of March 31, 2012, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2012, and the consolidated results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mazars CPA Limited

Certified Public Accountants

Hong Kong

July 23, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Global-Tech Advanced Innovations Inc.

We have audited the accompanying consolidated balance sheet of Global-Tech Advanced Innovations Inc. (the “Company”) as of March 31, 2011 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended March 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at March 31, 2011, and the results of its operations and its cash flows for the years ended March 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong, August 31, 2011 except for Note 19,

which is as of July 23, 2012

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2012 and 2011

	Notes	2012	2011
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4	39,792,733	19,205,184
Time deposits	5	—	1,534,204
Restricted cash	6	4,546,062	19,460,845
Available-for-sale investments	7	2,006,066	6,692
Accounts and bills receivable, net	8	30,273,062	35,632,294
Inventories	9	5,374,192	10,849,371
Prepaid expenses		149,558	282,391
Deposits and other assets		769,206	1,711,820
Legal claims receivable	22	—	15,681
Amount due from a related party	10	11,798	28,737
Amount due from a jointly-controlled entity	10	—	13,694

Total current assets		82,922,677	88,740,913

Interests in jointly-controlled entities	13	—	—
Property, plant and equipment, net	11	21,933,787	25,013,340
Land use rights, net	12	3,083,128	3,060,555
Deposits paid for purchase of property, plant and equipment		66,617	112,126
Available-for-sale investments	7	1,033,800	3,009,200

Total assets		109,040,009	119,936,134

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	15	4,000,000	12,585,054
Accounts payable		8,163,510	10,352,938
Bills payable	15	—	1,278,754
Customer deposits		860,779	821,288
Accrued salaries, allowances and other employee benefits		3,102,335	5,607,570
Accrual for loss contingencies	22	—	31,458
Other accrued liabilities	14, 23	6,637,851	7,576,062
Income tax payable		6,157,885	5,318,002

Total current liabilities		28,922,360	43,571,126

Deferred tax liabilities	18	27,017	27,549

Total liabilities		28,949,377	43,598,675

Commitments and contingencies	21, 22
Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,229,314 shares issued as of March 31, 2012 and 2011	16	129,173	129,173
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued		—	—
Additional paid-in capital		84,786,226	84,752,105
Accumulated deficit		(9,690,526)	(11,101,203)
Accumulated other comprehensive income		9,697,445	7,395,275
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2012 and 2011		(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity		80,258,997	76,512,029
Non-controlling interests		(168,365)	(174,570)

Total equity		80,090,632	76,337,459

Total liabilities and shareholders’ equity		109,040,009	119,936,134

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2011 AND 2010

	Notes		2012	2011	2010
			US$	US$	US$
Net sales			69,652,705	57,468,866	48,039,625
Cost of goods sold			(59,008,973)	(50,403,138)	(39,722,076)

Gross profit			10,643,732	7,065,728	8,317,549
Selling, general and administrative expenses			(10,612,458)	(11,317,767)	(8,352,835)
Other operating income, net			28,589	1,137,580	179,565

Operating profit (loss)			59,863	(3,114,459)	144,279
Interest income, net			95,477	536,187	276,782
Other income, net	17		1,116,279	370,274	309,716

Income (Loss) from continuing operations before income taxes			1,271,619	(2,207,998)	730,777
Income tax expense	18		(1,228,625)	(204,122)	(389,135)

Income (Loss) from continuing operations			42,994	(2,412,120)	341,642
Income (Loss) from discontinued operations, net of tax	19		1,374,342	(1,775,879)	3,124,689

Net income (loss)			1,417,336	(4,187,999)	3,466,331
Net income (loss) attributable to non-controlling interests			(6,659)	175,028	—

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.			1,410,677	(4,012,971)	3,466,331

Basic and diluted earnings (loss) per share of common stock	20		0.46	(1.32)	1.14

			Number	Number	Number
Basic and diluted weighted average number of shares of common stock	20		3,039,727	3,039,454	3,037,969

			US$	US$	US$
Rental expense paid to related parties (included in selling, general and administrative expenses)	10	(a)	451,507	713,103	769,540
Rental income earned from a related party (included in other income (expenses), net)	10	(b)	—	—	6,393
Management income earned from a related party (included in other income (expenses), net)	10	(c)	—	—	9,313

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2011 AND 2010

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2009	3,227,064	(189,387)	129,083	84,266,412	(10,554,563)	(4,661,185)	5,021,266	74,201,013	—	74,201,013
Net income for the year	—	—	—	—	3,466,331	—	—	3,466,331	—	3,466,331
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	953	953	—	953
• release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal	—	—	—	—	—	—	12,488	12,488	—	12,488
• foreign currency translation adjustments	—	—	—	—	—	—	43,421	43,421	—	43,421

Total net comprehensive income	—	—	—	—	3,466,331	—	56,862	3,523,193	—	3,523,193
Shares repurchased as treasury stock	—	(200)	—	—	—	(2,136)	—	(2,136)	—	(2,136)
Stock compensation expenses	—	—	—	11,646	—	—	—	11,646	—	11,646
Shares issued to an employee	1,500	—	60	1,969	—	—	—	2,029	—	2,029

Balance as of March 31, 2010	3,228,564	(189,587)	129,143	84,280,027	(7,088,232)	(4,663,321)	5,078,128	77,735,745	—	77,735,745
Net loss for the year	—	—	—	—	(4,012,971)	—	—	(4,012,971)	(175,028)	(4,187,999)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	11,092	11,092	—	11,092
• release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal	—	—	—	—	—	—	1,877	1,877	—	1,877
• foreign currency translation adjustments	—	—	—	—	—	—	2,304,178	2,304,178	458	2,304,636

Total net comprehensive income (loss)	—	—	—	—	(4,012,971)	—	2,317,147	(1,695,824)	(174,570)	(1,870,394)
Stock compensation expenses	—	—	—	470,109	—	—	—	470,109	—	470,109
Shares issued to an employee	750	—	30	1,969	—	—	—	1,999	—	1,999

Balance as of March 31, 2011	3,229,314	(189,587)	129,173	84,752,105	(11,101,203)	(4,663,321)	7,395,275	76,512,029	(174,570)	76,337,459

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2011 AND 2010

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2011	3,229,314	(189,587)	129,173	84,752,105	(11,101,203)	(4,663,321)	7,395,275	76,512,029	(174,570)	76,337,459
Net income for the year	—	—	—	—	1,410,677	—	—	1,410,677	6,659	1,417,336
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	24,600	24,600	—	24,600
• unrealized loss on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	(643)	(643)	—	(643)
• foreign currency translation adjustments	—	—	—	—	—	—	2,278,213	2,278,213	(454)	2,277,759

Total net comprehensive income (loss)	—	—	—	—	1,410,677	—	2,302,170	3,712,847	6,205	3,719,052
Stock compensation expenses	—	—	—	34,121	—	—	—	34,121	—	34,121

Balance as of March 31, 2012	3,229,314	(189,587)	129,173	84,786,226	(9,690,526)	(4,663,321)	9,697,445	80,258,997	(168,365)	80,090,632

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2011 AND 2010

	2012	2011	2010
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	1,417,336	(4,187,999)	3,466,331
Plus: (Gain) loss from discontinued operations, net of taxes	(1,374,342)	1,775,879	(3,124,689)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	98,349	93,780	117,550
Depreciation	1,940,518	1,638,360	1,436,609
Loss on disposal of property, plant and equipment	86,015	3,662	292,208
Impairment of property, plant and equipment	—	—	4,786
Allowance for doubtful accounts	—	768	56,336
Stock compensation expense	34,121	470,109	11,706
Shares issued to an employee	—	1,999	1,969
Interest received from available-for-sale investments	(13)	—	—
Deferred tax benefit	(604)	93,907	(93,553)
Foreign exchange	67,828	(390,511)	(292,090)

Changes in operating assets and liabilities:
Accounts and bills receivable, net	(6,656,556)	(3,974,939)	(8,278,735)
Prepaid expenses	135,753	(74,341)	120,750
Deposits and other assets	(139,251)	22,616	(228,652)
Legal claims receivable	15,730	5,077,737	10,089
Amount due from a jointly-controlled entity	13,694	7,937	47,892
Inventories	(226,182)	(1,040,759)	451,576
Accounts payable	1,573,958	3,003,617	(1,710,966)
Discounted bills	—	(3,354,398)	3,361,966
Accrued salaries, allowances and other employee benefits	184,139	927,917	76,383
Other accrued liabilities	(542,056)	491,005	1,012,085
Accrual for loss contingencies	(19)	(912,192)	10,045
Amount due to a related party	—	—	51,843
Income tax payable	663,564	(458,708)	195,982

Cash used in operating activities – continuing operations	(2,708,018)	(784,554)	(3,002,579)
Cash provided by (used in) operating activities – discontinued operations	16,078,896	(9,237,674)	8,178,541

Net cash provided by (used in) operations	13,370,878	(10,022,228)	5,175,962

continued/…

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2011 AND 2010

	2012	2011	2010
	US$	US$	US$
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	1,458	11,350
Deposits paid for purchase of property, plant and equipment	(3,365)	—	(145,535)
Purchases of property, plant and equipment	(543,188)	(4,446,340)	(1,035,623)
Increase in land use rights	—	—	(72,213)
Decrease (increase) in time deposits	1,567,786	(1,494,953)	4,380,440
Proceeds from disposal of available-for-sale investments	9,000,000	15,986,532	31,962,236
Purchases of available-for-sale investments	(8,999,987)	(3,000,000)	(31,977,976)
Proceeds from maturity of convertible note and related interest receivable	—	—	6,102,487

Cash provided by investing activities – continuing operations	1,021,246	7,046,697	9,225,166
Cash used in investing activities – discontinued operations	(240,763)	(217,028)	(927,679)

Net cash provided by investing activities	780,483	6,829,669	8,297,487

Cash flows from financing activities:
Receipts (deposits) of restricted cash	15,420,274	(14,503,181)	(19,044)
Proceeds from short-term bank loans	—	21,479,662	—
Settlement of short-term bank loans	(8,930,492)	(9,216,587)	—
Purchases of treasury stock	—	—	(2,136)

Cash provided by (used in) financing activities – continuing operations	6,489,782	(2,240,106)	(21,180)
Cash used in financing activities – discontinued operations	—	—	—

Net cash provided by (used in) financing activities	6,489,782	(2,240,106)	(21,180)

Effect of foreign exchange rate changes on cash	(53,594)	(170,747)	43,445

Net increase (decrease) in cash and cash equivalents	20,587,549	(5,603,412)	13,495,714
Cash and cash equivalents at beginning of fiscal year	19,205,184	24,808,596	11,312,882

Cash and cash equivalents at end of fiscal year	39,792,733	19,205,184	24,808,596

Supplemental disclosure information:
Cash paid for interest	106,599	270,823	69,665
Cash paid for taxes	569,645	623,151	222,438

The accompanying notes are an integral part of the consolidated financial statements

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

2.	SUBSIDIARIES

Details of Global-Tech’s subsidiaries as of March 31, 2012 were as follows:

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100	Investment holding

Global Display Holdings Limited	British Virgin Islands	100	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100	Leasing of a property and the rendering of administration and management services

Global Rich Innovation Limited	Hong Kong	100	Inactive

Wing Shing Overseas Limited	British Virgin Islands	100	Inactive

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUBSIDIARIES (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2012 were as follows: (continued)

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding

Consortium Investment (BVI) Limited	British Virgin Islands	100	Investment holding

Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical components

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Manufacturing of household appliance products

Dongguan Lite Array Company Limited (“DGLAD”)	PRC	100	Developing, manufacturing and marketing of electronic and optical components and provision of cellular phone assembly services

Dongguan Microview Medical Technology Company Limited	PRC	100	Manufacturing of medical instruments

Joke Media Limited	PRC	100	Media services

Global Auto Limited	Hong Kong	70	Inactive

Global Household Products Limited	Hong Kong	100	Trading of household appliance products

Pentalpha Medical Limited	Hong Kong	100	Inactive

Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100	Inactive

Global-Tech USA, Inc.	State of Delaware, U.S.A.	100	Provision of consultation services

Global Digital Imaging Limited	British Virgin Islands	100	Inactive

MasterWerke Limited	State of Delaware, U.S.A.	100	Inactive

Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding

Lite Array (OLED) BVI Company Limited	British Virgin Islands	76.75	Inactive

Lite Array, Inc.	State of Delaware, U.S.A.	76.75	Inactive

Lite Array (OLED) BVI Company Limited was dissolved on March 31, 2012.

Joke Media Limited was incorporated on March 31, 2012.

MasterWerke Limited and Global Digital Imaging Limited were dissolved on May 2 and May 8, 2012, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. The fiscal year end date of Lite Array Holdings Limited (“Lite Array Holdings”), a jointly-controlled entity of the Company, is December 31. There have been no significant transactions in Lite Array Holdings and its subsidiaries, which would materially affect the Company’s financial position and results of operations during each of the periods from Lite Array Holdings’ fiscal year end date to March 31, 2012, 2011 and 2010, respectively.

All significant intercompany balances and transactions between group companies are eliminated on consolidation.

(c)	Discontinued operations

Unless otherwise indicated, information presented in the notes to the consolidated financial statements relates only to Global-Tech’s continuing operations. Information related to discontinued operations is included in note 19 and in some instances, where appropriate, is included as separate disclosure within the individual footnotes.

(d)	Use of estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the amounts that are reported in these consolidated financial statements and accompanying disclosures. The most significant accounting estimates with regard to these consolidated financial statements that require the most significant and subjective judgments include, but are not limited to, valuation of investments and determination of other-than-temporary impairments, useful lives of property, plant and equipment, recoverability of long-lived assets, determination of impairment losses, assessment of market value of inventories and provision for inventory obsolescence, allowance for doubtful accounts, provision for employee benefits, provision for warranty, recognition and measurement of current and deferred income taxes (including income tax benefit (expense)), valuation allowance for deferred tax assets, assumptions used for the valuation of options to purchase Global-Tech’s common stock, provision for loss contingencies, and measurement of fair values of financial instruments. Changes in facts and circumstances may result in revised estimates.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted to withdraw and use, and other investments that are readily convertible into cash with original maturities of three months or less.

(f)	Restricted cash

Restricted cash consists of bank deposits, which may only be used to settle pre-arranged general banking facilities.

(g)	Investments

Debt and equity investments designated as available-for-sale investments are stated at fair value. Unrealized gains or losses, net of tax, on available-for-sale investments are included in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale investments are included in the consolidated statement of operations. Gains or losses on sale of investments and amounts reclassified from accumulated other comprehensive income (loss) to earnings are computed based on the specific identification method. Interest or dividend income on securities classified as available-for-sale investments is included in interest income or dividend income, respectively.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Investments (continued)

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

(h)	Accounts and bills receivable, net

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

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of overheads.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Property, plant and equipment

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on derecognition of an item of property, plant and equipment, calculated as the difference between the net disposal proceeds and the carrying amount of the item, is included in the consolidated statement of operations in the period the item is derecognized. Machinery and equipment used in the home appliance business has been derecognized pending sale.

(k)	Construction in progress

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

(l)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with Financial Accounting Standards Board (“FASB”) ASC 360 “Property, Plant and Equipment” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. Long lived assets, excluding buildings, associated with the home appliance business are considered to be impaired and accordingly have been written down to fair value less the estimated cost of disposal. Since the Company intends to lease the buildings previously occupied by the home appliance business, the Company performed an impairment analysis based on anticipated future rental income and determined that they were not impaired.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue recognition

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

Revenue related to CCM shipments to certain telecommunication customers in the PRC is recognized upon notarized acceptance of the product by the customer.

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

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$81,098, US$99,130 and US$8,443 from continuing operations for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. Whereas, US$1,754, US$2,279 and nil were from discontinued operations for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

(o)	Design and development costs

Design and development costs primarily relate to the cost of samples and prototypes and salaries of our engineers. The Company expenses all design and development costs when incurred. Included in the SG&A expenses line item in the consolidated statement of operations were design and development costs of US$620,768, US$870,616 and US$1,267,301 from continuing operations (from discontinued operations 2012: US$106,190, 2011: US$216,618 and 2010: US$295,471) for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

(p)	Shipping and handling costs

In accordance with FASB ASC 605 “Revenue Recognition”, shipping and handling fees billed to customers are included in net sales in the consolidated statement of operations. Any shipping and handling costs incurred by the Company associated with the sale of products are included in SG&A on the face of the consolidated statement of operations. During the fiscal years ended March 31, 2012, 2011 and 2010, shipping and handling costs charged to SG&A were US$217,368, US$146,608 and US$114,162 from continuing operations (from discontinued operations 2012: US$722,371, 2011: US$730,807 and 2010: US$914,620), respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2012, 2011 and 2010, inbound freight costs charged to cost of goods sold were US$20,922, US$32,566 and US$32,174 from continuing operations (from discontinued operations 2012: US$70,279, 2011: US$9,781 and 2010: US$139,512), respectively. Other related costs are included in manufacturing overheads.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Foreign currencies

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

(r)	Income taxes

Deferred income taxes are provided using the asset and liability method in accordance FASB 740 ASC “Income taxes”. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

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

(s)	Stock compensation expense

The Company adopted FASB ASC 718 “Compensation-Stock Compensation”, and related interpretations in accounting for its employee share-based payment transactions. Accordingly, stock compensation cost is measured at the date of grant and estimated using the option pricing model. Stock issued to an employee as compensation is measured at fair value based on the grant date quoted market price. The compensation cost for share-based awards with service conditions is amortized over the vesting period of the awards using the straight-line method provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant date fair value of the award that is vested at that date.

The Company accounts for stock options granted to a counterparty other than an employee in accordance with FASB ASC 505 “Equity”. Fair value of the equity instruments is recognized on the measurement date which is the earlier of (i) a commitment for performance by the counterparty to earn the equity instruments being reached or (ii) the counterparty’s performance being completed.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Retirement costs

Retirement cost contributions relating to defined contribution plans are made based on a percentage of the relevant employees’ salaries and are included in the consolidated statement of operations as they become payable. The assumptions used in calculating the obligation for retirement cost contributions depend on the local economic environment, interpretations and practices in respect thereof.

(u)	Operating leases

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

(v)	Earnings (loss) per share

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

(w)	Treasury stock

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

(x)	Comprehensive income (loss)

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Accruals and loss contingencies

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

(z)	Segment reporting

The Company follows FASB ASC 280 “Segment Reporting”. During most of fiscal 2012, the Company operated and managed its business in four segments. The Company exited the home appliance business in January 2012 and thus the home appliance segment is presented as a discontinued operation. The accounting policies used in its segment reporting are the same as those used in the reporting of its results in the consolidated financial statements.

(aa)	Warranty cost

The Company estimates its warranty provision for defective products based on various factors including the likelihood of defects, an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above consideration, the Company has accrued for warranty costs of US$729,528 for the year ended March 31, 2012 (2011: US$296,410 and 2010: US$180,151). The basis and the amount of the warranty accrual are reviewed and adjusted periodically based on actual experience.

(ab)	Government grants

Government grants are recognized when received and the stipulated activities are achieved. Such amounts are included in other income in the consolidated statement of operations.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

(i)	In May 2011, the FASB issued ASU No. 2011-04 to provide additional guidance related to fair value measurements and disclosures. The guidance, which is incorporated into FASB ASC 820-10, generally provides clarifications to existing fair value measurement and disclosure requirements and also creates or modifies other fair value measurement and disclosure requirements. We adopted this guidance, as required, for the year ended March 31, 2012 but it did not have a material impact on our financial position or results of operations.

(ii)	In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which improves the comparability, consistency and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, early adoption is permitted. The Company has not early adopted this pronouncement for the year ended March 31, 2012. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which indefinitely defers certain aspects of ASU No. 2011-05 related to the presentation of reclassification adjustments. The adoption of ASU No. 2011-05 and ASU No. 2011-12 are not expected to have material impact on the Company’s financial position, results of operations and cash flows.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS

	March 31, 2012	March 31, 2011
	US$	US$
Cash on hand and at banks	27,680,158	7,734,976
Money market funds	12,112,575	11,470,208

Total cash and cash equivalents	39,792,733	19,205,184

The cash on hand and at banks in our PRC subsidiaries are denominated in Renminbi (“RMB”), United States dollars (“US$”) and Hong Kong dollars (“HK$”) with the total amount equivalent to RMB53,638,273 (equivalent to US$8,511,175) and RMB27,310,779 (equivalent to US$4,166,595) as of March 31, 2012 and 2011, respectively. Of these amounts, RMB53,219,866 (equivalent to US$8,444,783) and RMB 13,612,533 (equivalent to US$2,076,762) are originally denominated in RMB as of March 31, 2012 and 2011, respectively. RMB is not freely convertible into other currencies; however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business. Other than RMB, the cash on hand and at banks of the Company in Hong Kong and the United States are denominated in HK$ and US$.

5.	TIME DEPOSITS

As of March 31, 2011, time deposits of RMB10,056,250 (equivalent to US$1,534,204) were deposited with a creditworthy bank with an original maturity of more than three months when acquired. The time deposits bore interest at 2.25% per annum and matured in June 2011.

6.	RESTRICTED CASH

As of March 31, 2012 and 2011, time deposits of RMB28,649,739 (equivalent to US$4,546,062) and RMB127,560,000 (equivalent to US$19,460,845) were deposited with and pledged to banks to secure credit facilities granted to the Company, including revolving bank loans and bills payable.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2012 and 2011:

	Cost		Net unrealized gains (losses)		Fair values
	2012 US$	2011 US$	2012 US$	2011 US$	2012 US$	2011 US$
Current assets:
Unlisted investments	2,000,000	—	—	—	2,000,000	—
Listed equity securities	3,138	3,129	2,928	3,563	6,066	6,692

	2,003,138	3,129	2,928	3,563	2,006,066	6,692
Non-current assets:
Unlisted investments	1,000,000	3,000,000	33,800	9,200	1,033,800	3,009,200

	3,003,138	3,003,129	36,728	12,763	3,039,866	3,015,892

As of March 31, 2012 and 2011, investments totaling US$2,335 and US$2,294 were in unrealized loss positions of US$1,952 and US$1,913 respectively. During the fiscal years ended March 31, 2012, 2011 and 2010, no significant gain or loss was recognized on the disposal of the Company’s available-for-sale debt securities.

The fair values of listed equity securities are based on quoted market prices at the balance sheet date.

Unlisted investments which have terms from 1 to 3 years are measured at fair value using a price quoted by a third party, such as broker or bank, at the balance sheet date.

The net unrealized gains (losses) consisted of gross unrealized gains as at the fiscal years ended March 31, 2012, 2011 and 2010 of US$38,680, US$14,676 and US$3,530, respectively, and gross unrealized losses as at the fiscal years ended March 31, 2012, 2011 and 2010 of US$1,952, US$1,913 and US$3,770, respectively.

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2012, 2011 and 2010 were US$9,000,000, US$15,986,532 and US$31,962,236, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	ACCOUNTS AND BILLS RECEIVABLE, NET

	March 31, 2012	March 31, 2011
	US$	US$
Accounts receivable	13,318,143	24,669,150
Less: Allowance for doubtful accounts	—	(768)

Accounts receivable, net	13,318,143	24,668,382
Bills receivable	16,954,919	10,963,912

Accounts and bills receivable, net	30,273,062	35,632,294

	Fiscal years ended
	March 31, 2012	March 31, 2011	March 31, 2010
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	768	115,024	65,308
Additions	—	768	56,336
Amount written-off as uncollectible during the fiscal year	(768)	(115,024)	(6,362)
Exchange realignment	—	—	(258)

Balance at end of fiscal year	—	768	115,024

9.	INVENTORIES

	March 31, 2012	March 31, 2011
	US$	US$
Raw materials	2,716,414	5,697,795
Work in progress	780,588	3,010,686
Finished goods	1,877,190	2,140,890

	5,374,192	10,849,371

For the fiscal years ended March 31, 2012, 2011 and 2010, a write-down of inventories to fair market value of US$932,848, US$405,313 and US$398,474 respectively, was recognized in the consolidated statement of operations, of which US$548,293, US$42,004 and US$104,883 were included in discontinued operations.

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

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2012, 2011 and 2010, the Company had the following material transactions with related parties during those years:

(a)	The Company incurred annual real estate rental expenses for the fiscal years ended March 31, 2012, 2011 and 2010 of approximately US$451,507, US$713,103 and US$769,540, respectively, payable to two directors of Global-Tech and certain related companies of which certain of their directors are also directors of Global-Tech. Included in the aforesaid annual real estate rental expenses were amounts of US$318,743, US$478,635 and US$479,808 paid to two directors of Global-Tech during the fiscal years ended March 31, 2012, 2011 and 2010, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

(b)	Rental income of nil, nil and US$6,393 was earned for the fiscal years ended March 31, 2012, 2011 and 2010, respectively, from a jointly-controlled entity. The rentals were charged on mutually agreed terms.

(c)	Management fee income of nil, nil and US$9,313 was earned for the fiscal years ended March 31, 2012, 2011 and 2010, respectively, from a jointly-controlled entity, which was charged with reference to the actual costs incurred.

The amount due from a jointly-controlled entity is unsecured, interest-free and has no fixed terms of repayment. The amount due from a related party, of which two of the directors of Global-Tech were shareholders as of March 31, 2012, 2011 and 2010, is unsecured, interest-free and has no fixed terms of repayment.

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2012	March 31, 2011
	US$	US$
Leasehold improvements and buildings	28,102,876	27,022,596
Plant and machinery	34,922,469	35,907,231
Moulds	386,482	10,891,768
Transportation equipment	1,581,372	1,520,280
Furniture, fixtures and equipment	5,431,091	5,778,517
Construction in progress	4,760	63,129

	70,429,050	81,183,521
Less: Accumulated depreciation	(48,495,263)	(56,170,181)

Property, plant and equipment, net	21,933,787	25,013,340

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(a)	During the fiscal years ended March 31, 2012, 2011 and 2010, impairment losses relating to property, plant and equipment of US$1,230,727, nil and US$4,786, respectively, were recognized in the consolidated statement of operations for certain moulds, plant and machinery, and furniture, fixtures and equipment which are no longer used in the operations of the Company. The impairment loss of US$1,230,727 was recognized in “Income (Loss) from discontinued operations” during the fiscal year ended March 31, 2012. No impairment loss was recognized for the year ended March 31, 2011. For the fiscal year ended March 31, 2010, an impairment loss of US$4,786 was included in “Other income (expense), net”.

(b)	As of March 31, 2012 and 2011, buildings with aggregate net book values of approximately US$14,899 and US$15,783, respectively, were situated in Hong Kong and manufacturing facilities with aggregate net book values of approximately US$11,105,383 and US$11,890,017, respectively, were situated in Mainland China. The land where the manufacturing facilities were situated is held under certain land use rights that will expire in 2043. Up to March 31, 2012, the Company has obtained a sizable portion of the property ownership certificates for its buildings (29 out of a total of 40 properties). The application for the remaining property ownership certificates will commence only after the land use right certificates for the relevant pieces of land are obtained.

(c)	The amounts of depreciation charged for the fiscal years ended March 31, 2012, 2011 and 2010 were US$3,463,480, US$3,238,356 and US$3,661,352 respectively. Of which, US$1,522,962, US$1,599,996 and US$2,224,742 were included in “Income (Loss) from discontinued operations”.

(d)	The loss on disposal of property, plant and equipment recognized during the fiscal years ended March 31, 2012, 2011 and 2010 amounted to US$86,015, US$3,662 and US$292,208, respectively were recognized in income (loss) from continuing operations. No loss on disposal of property, plant and equipment was recognized during fiscal years ended March 31, 2012, 2011 and 2010 from discontinued operations.

12.	LAND USE RIGHTS, NET

Land use rights represent prepayments under operating leases for land use for a predetermined time period. They are charged to the consolidated statement of operations over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in Mainland China and has obtained or is in the process of obtaining the land use rights certificates covering a substantial portion of such lands. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a total area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has vacated a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of the land (31,510 square meters) until August 6, 2043. However, the Company had to pay monthly fees of RMB59,248 (approximately US$9,039) to the local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$30,632) from January 1, 2009 onwards until August 6, 2043. Up to March 31, 2012, the Company has obtained a sizable portion of its land use rights certificates covering 183,900 square meters out of a total area of 207,300 square meters. The application of certain property ownership certificates as further detailed in note 11 to the consolidated financial statements will commence only after the land use rights certificates for the relevant pieces of land have been obtained. The Company is in the process of obtaining the remaining land use rights and property ownership certificates. However, no definitive timeframe has been provided by the Dongguan local government as to when the certificates will be provided to the Company.

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

The Company has discontinued the recognition of its share of losses of the jointly-controlled entities because the share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities. The Company has no further obligation to fund operations.

The following table illustrates the summarized financial information of the Company’s jointly-controlled entities:

As of or for the years ended December 31*

	2011	2010
	US$	US$
Current assets	331,826	191,136
Non-current assets	1,705,652	2,045,408
Current liabilities	(4,746,605)	(4,462,464)
Revenue	5,219	—
Operating expenses	(869,179)	(1,203,469)
Net loss	(553,065)	(1,154,118)

*	The financial year end date of Lite Array Holdings Limited

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	WARRANTY PROVISION

Included in other accrued liabilities are warranty provisions of US$729,528, US$296,410 and US$180,151 as of March 31, 2012, 2011 and 2010, respectively, none of which are from discontinued operations. The Company’s warranty activity during the fiscal years ended March 31, 2012, 2011 and 2010 is summarized below:

	Fiscal years ended
	March 31, 2012	March 31, 2011	March 31, 2010
	US$	US$	US$
Balance at beginning of fiscal year	296,410	180,151	191,459
Additional provision	473,551	192,408	15,250
Reversal of unutilized amounts	(40,433)	(76,149)	(26,558)

Balance at end of fiscal year	729,528	296,410	180,151

15.	BILLS PAYABLE, SHORT TERM BANK LOANS AND BANKING FACILITIES

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) an undertaking not to pledge, mortgage or charge any of the assets of the Company in Hong Kong or Mainland China for general banking facilities granted to a subsidiary of the Company without obtaining written consent of the bank for general facilities granted to its Hong Kong subsidiaries. The Company has made deposits to banks as security for credit facilities granted to our PRC subsidiaries, including bank loans and bills payable.

The Company has credit facilities with a number of banks amounting to US$4,309,111 and US$18,462,022 as of March 31,2012 and March 31,2011 respectively. Of these amounts, HK$2.4 million (equivalent to US$309,111) in both years were denominated in Hong Kong dollars. Additionally, the Company had a Renminbi facility of RMB60 million as of March 31,2011. The facilities denominated in United States dollars and Renminbi are secured by the Company’s deposits which are restricted in use.

Banking facilities of US$4,000,000 and HK$8,488 (with total equivalent to US$4,001,093) were utilized as of March 31, 2012, and US$12,585,054 and RMB8,381,848 (with total equivalent to US$1,278,754) were utilized as of March 31, 2011.

Banking Facilities of HK$2,391,512 (equivalent to US$308,018) remained unutilized as of March 31, 2012, and HK$2,400,000 (equivalent to US$308,285) and RMB30,159,179 (equivalent to US$4,606,645) remained unutilized as of March 31, 2011.

The weighted average interest rate of the bank loans for the years ended March 31, 2012 and 2011 was 1.02% and 1.36% per annum respectively with an average maturity of 87 and 59 days from March 31, 2012 and 2011.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	OTHER INCOME (EXPENSES), NET

	2012	2011	2010
	US$	US$	US$
Foreign exchange gains (losses), net	184,706	(549,771)	(144,313)
Loss on disposal of property, plant and equipment	(86,015)	(3,662)	(292,208)
Impairment of property, plant and equipment	(1,230,727)	—	—
Rental income from a related party	—	—	6,393
Rental income from other third parties	—	9,886	—
Management fee received from a related party	—	—	9,313
Management fee received from other third party	—	18,641	—
Reversal (accrual) for potential tax surcharge	46,086	(80,472)	9,946
Reversal of compensation for potential litigation	500,000	—	—
Government grants	439,471	856,372	687,190
Others	69,978	60,056	178,598

	(76,501)	311,050	454,919

Other income (expenses), net from:

	2012	2011	2010
	US$	US$	US$
Continuing operations	1,116,279	370,274	309,716
Discontinued operations	(1,192,780)	(59,224)	145,203

	(76,501)	311,050	454,919

18.	INCOME TAXES

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

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on their assessable income arising in Hong Kong during the fiscal years ended March 31, 2012, 2011 and 2010. The Company’s former subsidiary in Macau was exempted from Macau Complementary Tax.

The Company’s subsidiaries registered in the PRC, including DWS and DGLAD, are subject to PRC corporate income tax on income as reported in their PRC statutory accounts, adjusted in accordance with relevant PRC income tax laws and regulations. DWS and DGLAD are located in a coastal open economic zone in Mainland China and, accordingly, were entitled to a preferential tax rate of 27% (24% reduced tax rate and 3% local income tax rate) for the calendar years ended prior to December 31, 2008. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified enterprise income tax law, or EIT was approved and became effective on January 1, 2008. The New EIT Law introduced a wide range of changes which include the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. DGLAD is entitled to a tax concession period (“Tax Holiday”), whereby it was exempted from corporate income tax for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. DGLAD has qualified as a High and New Technology Enterprise (“HNTE”). Accordingly, after the expiry of its Tax Holiday in December 2011, DGLAD became subject to a preferential tax rate of 15% commencing from January 2012. The EIT of DWS for fiscal year 2012 and 2011 remained 25%.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	INCOME TAXES (continued)

Income tax expense consists of:

	2012	2011	2010
	US$	US$	US$
Continuing Operations
Income tax expense (benefit):
Current	1,229,229	110,215	482,688
Deferred	(604)	93,907	(93,553)

Income tax expense from continuing operations	1,228,625	204,122	389,135

	2012	2011	2010
	US$	US$	US$
Discontinued Operations
Income tax expense:
Current	25,263	—	—

Income tax expense from discontinued operations	25,263	—	—

Total income tax expense	1,253,888	204,122	389,135

The reconciliation of income tax expense (benefit) computed at the Hong Kong statutory income tax rate to the total income (loss) from continuing operations and discontinued operations before income taxes at the effective income tax rate is as follows:

	2012	2011	2010
	US$	US$	US$
Income tax expenses (benefit) at the Hong Kong statutory income tax rate	440,752	(657,339)	636,152
Foreign rate differential	200,857	(69,068)	138,201
Non-taxable other income	(294,827)	(79,153)	(521,405)
Non-tax deductible expenses	1,124,153	554,562	22,140
Under provision of tax in prior periods	206,387	149,531	149,679
Unrecognized (utilized) tax benefits	569,997	(1,110,579)	(97,381)
Changes in valuation allowance	(993,431)	1,416,168	61,749

Total income tax expense at the Company’s effective income tax rate	1,253,888	204,122	389,135

Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effective income tax rate	46.9%	(5.0)%	10.1%

Deferred tax assets and liabilities as of March 31, 2012 and 2011 comprise the following:

	March 31, 2012	March 31, 2011
	US$	US$
Deferred tax assets:
Impairment of property, plant and equipment	2,097,590	1,894,051
Provision for inventories	126,016	314,139
Provision for warranty	191,653	78,307
Operating losses carried forward	4,611,339	3,771,019

Gross deferred tax assets	7,026,598	6,057,516
Less: Valuation allowance for deferred tax assets	(7,026,598)	(6,057,516)

Net deferred tax assets	—	—

Deferred tax liabilities:
Other temporary differences	—	—
Tax over book depreciation of property, plant and equipment	(27,017)	(27,549)

Total deferred tax liabilities	(27,017)	(27,549)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	INCOME TAXES (continued)

	Fiscal years ended
	March 31, 2012	March 31, 2011	March 31, 2010
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	6,057,516	4,553,687	4,503,573
Additions	847,763	1,416,168	61,749
Exchange realignment	121,319	87,661	(11,635)

Balance at end of fiscal year	7,026,598	6,057,516	4,553,687

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, which management believes are more likely than not to be realized in the foreseeable future. As of March 31, 2012 and 2011, the Company had tax losses carried forward of US$20,843,486 and US$23,656,479, respectively, which included tax losses of US$2,196,670 and US$4,562,595 respectively that are available indefinitely for offsetting against future taxable income of the companies in which these losses arose. Tax losses of US$18,646,816 and US$19,093,884 as at March 31, 2012 and 2011, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose.

A reconciliation of the movements of unrecognized tax benefits under FASB ASC 740 during the fiscal years ended March 31, 2012 and 2011, exclusive of related interest and penalties, is as follows:

	Fiscal years ended
	March 31, 2012	March 31, 2011
	US$	US$
Balance at beginning of fiscal year	7,437,277	7,301,091
Additions based on tax positions related to the current year	1,946,753	990,115
Reduction for tax positions related to prior year	(415,227)	(970,878)
Exchange realignment	148,640	116,949

Balance at end of fiscal year	9,117,443	7,437,277

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	INCOME TAXES (continued)

As of March 31, 2012 and 2011, the Company’s unrecognized tax benefits under FIN 48 of US$5,701,782 and US$4,983,146, respectively, are presented in the consolidated balance sheets within income tax payable. The remaining balance of US$3,415,661 and US$2,454,131 as of March 31, 2012 and 2011, respectively, are set off against the corresponding tax losses carried forward.

If the unrecognized tax benefits under FIN 48 as of March 31, 2012 were realized in a future period, it would result in a tax benefit of US$5,701,782 (US$4,983,146 as of March 31, 2011) and a reduction of the Company’s effective tax rate.

For all the years presented and in accordance with FIN 48, the Company classified interest and potential penalties relating to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expense and other expenses, respectively. For the fiscal years ended March 31, 2012 and 2011, the Company accrued and reversed interest and potential penalties of US$121,032 and US$227,702, respectively, relating to certain uncertain tax positions in its consolidated statement of operations. As of March 31, 2012 and 2011, the Company had accrued interest and potential penalties relating to uncertain tax positions amounting to US$1,667,602 and US$1,537,510, respectively.

One of the Company’s wholly-owned subsidiaries is currently under examination by the Hong Kong tax authority. The tax period open for examination by the tax authority includes the fiscal years ended March 31, 2003 through 2011. While it is difficult to predict the timing and settlement of the final outcome of the examination, the Company does not anticipate a significant change in its unrecognized tax benefits within the next 12 months; however, actual developments could differ from those currently expected.

The PRC tax authorities could determine that any inter-company payable account in accordance with PRC GAAP could be deemed income if such inter-company payables can not to be settled and therefore would be subject to taxation. In accordance with FIN 48, we evaluated our position and determined that such inter-company payables will be settled, particularly since prior year tax assessments have been confirmed by the PRC tax authorities and such inter-company payables were not deemed as income.

Except as noted above, based on existing tax regulations in the Company’s various operating jurisdictions, tax years 2010-2012 remain open to possible tax examination by relevant tax authorities.

The Company has not provided for possible income taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	DISCONTINUED OPERATIONS

In recent years, profit margins in the home appliance business have been rapidly decreasing, due at least in part, to the rising cost of raw materials and labor in the PRC together with the unwillingness or inability on the part of customers to offset these costs through price increases or reimbursements. Customer pricing demands no longer reflected actual production costs and as a result, margins in recent years had been approaching unacceptable levels, with the Company’s home appliances segment suffering significant operating losses in fiscal 2011.

In response to the foregoing, on June 3, 2011, our Board of Directors approved plans to exit the home appliances business in fiscal 2012. The Company ceased production of its floor care products on January 15, 2012, at which time Electrolux, our sole remaining customer in the home appliances segment, successfully transitioned production to alternate vendors.

In accordance with guidance contained in FASB ASC 205-20 “Discontinued Operations”, the results of operations for the Home Appliances operations have been excluded from continuing operations and reported as discontinued operations for the current and prior periods. Previously reported financial statements have been reclassified to conform with the current year presentation.

	2012	2011	2010
	US$	US$	US$
Net Sales	53,885,407	43,485,638	53,889,863
Cost of goods sold	(44,386,508)	(40,658,730)	(45,166,793)

Gross profit	9,498,899	2,826,908	8,723,070
Selling, general and administrative expenses	(6,904,111)	(4,511,573)	(5,743,580)
Other operating loss	—	(31,990)	—

Operating profit (loss)	2,594,788	(1,716,655)	2,979,490
Interest expense, net	(2,403)	—	(4)
Other income (expense), net	(1,192,780)	(59,224)	145,203
Income tax expenses	(25,263)	—	—

Income (Loss) from discontinued operations	1,374,342	(1,775,879)	3,124,689

An impairment loss of US$1,230,727 was recognized in the statements of discontinued operations in fiscal 2012 for machinery and equipment that was used in the operations of the home appliances segment.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share of common stock of the Company for the fiscal years ended March 31, 2012, 2011 and 2010 is computed in accordance with FASB ASC 260 “Earnings Per Share” by dividing the net earnings (loss) for each fiscal year attributable to common stockholders by the weighted average number of shares of common stock outstanding during that fiscal year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2012	2011	2010
	US$	US$	US$
Numerator for basic and diluted earnings (loss) per share:
Income (Loss) from continuing operations	42,994	(2,412,120)	341,642
Income (Loss) from continuing operations attributable to non-controlling interests	(6,659)	175,028	—

Income (Loss) from continuing operations attributable to shareholders of Global-Tech Advanced Innovations Inc.	36,335	(2,237,092)	341,642
Income (Loss) from discontinued operations	1,374,342	(1,775,879)	3,124,689

Profit (Loss) attributable to common stockholders	1,410,677	(4,012,971)	3,466,331

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares of common stock	3,039,727	3,039,454	3,037,969

	US$	US$	US$
Basic and diluted earnings (loss) per share:
Earnings (Loss) from continuing operations	0.01	(0.74)	0.11
Earnings (Loss) from discontinued operations	0.45	(0.58)	1.03

Earnings (Loss) attributable to common stockholder	0.46	(1.32)	1.14

287,452, 365,369 and 337,618 stock options of Global-Tech were excluded from the computation of diluted earnings (loss) per share for the fiscal year ended March 31, 2012, 2011 and 2010, because their inclusion would have been anti-dilutive.

21.	COMMITMENTS

(a)	Capital commitments

As of March 31, 2012 and 2011, the Company had capital commitments contracted but not provided for of US$169,682 and US$86,782, respectively, for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 12 to the financial statements, the Company has entered into various operating lease arrangements for parking lots, motor vehicles, equipment, land and office premises. The Company recorded rental expenses, excluding the land use rights payments described in note 12 to the financial statements, for the fiscal years ended March 31, 2012, 2011 and 2010 of US$352,206, US$445,327 and US$440,132, respectively, and recorded lease rental income of nil, US$9,886 and US$6,393 for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. Future minimum lease payments under non-cancelable operating leases as of March 31, 2012 and 2011 were as follows:

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	COMMITMENTS (continued)

(b)	Operating lease commitments (continued)

	March 31, 2012	March 31, 2011
	US$	US$
Payable:
Within one year	511,654	629,677
Over one year but not exceeding two years	521,448	491,936
Over two years but not exceeding three years	369,319	501,352
Over three years but not exceeding four years	347,410	355,086
Over four years but not exceeding five years	347,410	334,022
Over five years	9,136,892	9,135,325

	11,234,133	11,447,398

Apart from the above, subsequent to March 31, 2012, the subsidiaries of the Company renewed the tenancy agreements with the related companies and extended the leasing term for one year to March 31, 2013, with future lease payments due of US$170,204.

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

Accordingly, the Pentalpha Enterprises recognized a gain of approximately US$8.0 million from its claim against Sunbeam for breach of contract and a loss of approximately US$3.4 million on the claims of Sunbeam for indemnity in its consolidated statement of operations for the fiscal year 2006. Pentalpha Enterprises recognized pre-judgment interest and gains of US$279,000 in its consolidated statement of operations for the fiscal year 2009.

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

The PTO on December 16, 2009 issued an official action stating that the claims of the SEB Patent Pentalpha Enterprises in fact patentable.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	CONTINGENCIES (continued)

(c)	On October 11, 2004, Best Hero Limited (“Best Hero”) issued a writ in the Court of First Instance of the High Court of Hong Kong (the “High Court”) against a subsidiary of the Company for a claim of US$4,250,400. The claim related to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD television panels for a total purchase price of US$4,620,000. However, the LCD television panels which were paid for in the initial shipment were determined to be unacceptable to the subsidiary. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary had repudiated the contract, and therefore Best Hero instituted legal proceedings to claim for damages. A defence and counter-claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. No further activity occurred in this case through March 31, 2012.

In accordance with FASB ASC 450 “Contingencies”, the Company believes that with such a lengthy interval between the claim being filed and there being no activity between the two parties, the probability that the Company will incur a loss is remote. Accordingly, the provision for this contingent liability of US$0.9 million was reversed during the year ended March 31, 2011.

(d)	As of March 31, 2012, the Company has accrued as a current liability US$5,701,782 for unrecognized tax benefits and US$1,667,602 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statues of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	OTHER ACCRUED LIABILITIES

	March 31, 2012	March 31, 2011
	US$	US$
Accrued expenses	2,587,698	2,829,692
Other tax payable	2,189,302	2,119,312
Land use right payable – operating lease	793,301	782,129
Other payable	1,067,550	1,844,929

	6,637,851	7,576,062

24.	EMPLOYEE BENEFITS

The Company operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution programs and are administered by independent fund companies.

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

The costs of these schemes recognized during the fiscal years ended March 31, 2012, 2011 and 2010 were US$61,107, US$72,878 and US$76,321, respectively.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 16.8% of the stipulated employee salary set by the local government of Dongguan to certain retirement benefit schemes to fund the benefits for its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care and subsidized meals to all existing factory employees. The aggregate amounts incurred by and provided for the Company for all such benefits were US$2,547,639 and US$986,738 during the fiscal years ended March 31, 2011 and 2010, respectively. However, as a result of the payment of severance in accordance with government rules upon the exit from the Home Appliances segment, the Company recognized a net benefit of US$449,557 during the fiscal year ended March 31, 2012 due to a reversal of social insurance provisions for previous years.

25.	SEGMENT INFORMATION

The Company operates in four segments: Home Appliances, Electronic Components, Electronic Manufacturing Services (“EMS”) and Others. These segments are operated and managed as separate strategic business units that offer different products/services. The Company’s “Home Appliances” segment historically had been the core business of the Company and primarily involved in the manufacturing of electrical household appliances for branded marketers in North America and Europe. The Company’s “Electronic Components” segment produces complementary metal oxide semiconductor (“CMOS”) camera modules (“CCM’s”) primarily for sale to cellular phone and tablet manufacturers in Mainland China. The Company’s “Electronic Manufacturing Services” consists of surface mount technology (“SMT”) processing of printed circuit boards and assembly services for cellular phone marketers in Mainland China. The Company’s “Others” segment comprises a number of immaterial product lines and development programs that have not materialized to date into full product businesses. None of these units has ever individually met the quantitative thresholds for determining reportable segments. The chief operating decision maker evaluates the results of each segment in assessing performance and allocating resources among the segments.

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2012, 2011 and 2010.

As stated in note 19 – “Discontinued Operations” of Notes to Consolidated Financial Statements, the Home Appliances segment was discontinued effective for January 2012. The results of operations of the Home Appliances segment has been classified as “Income (Loss) from discontinued operations” on the face of the consolidated statement of operations.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(a)	The following table provides operating financial information for the four reportable segments:

	Home Appliances#	Electronic Components	EMS	Others	Corporate	Combined
	US$	US$	US$	US$	US$	US$
As of or for the fiscal year ended March 31, 2012
Revenues from external customers	53,885,407	54,431,519	14,439,926	781,260	—	123,538,112

Capital expenditure	240,763	226,277	273,926	73,281	—	814,247
Interest income	—	—	—	—	377,074	377,074
Interest expense	(2,403)	(104,517)	—	321	(177,401)	(284,000)
Depreciation and amortization	1,522,962	594,746	1,268,736	76,809	98,577	3,561,830
Segment profit (loss)	1,374,342 *	2,885,762	221,655	(640,020)	(2,431,062)	1,410,677
Total assets	313,033	34,554,319	11,614,176	739,106	61,819,375	109,040,009

As of or for the fiscal year ended March 31, 2011
Revenues from external customers	43,485,638	42,621,597	14,742,075	105,194	—	100,954,504

Capital expenditure	217,028	807,077	3,598,918	40,345	—	4,663,368
Interest income	—	—	—	—	498,837	498,837
Interest expense	—	(268,219)	(2,604)	—	308,173	37,350
Depreciation and amortization	1,599,996	557,353	971,836	62,690	140,261	3,332,136
Segment profit (loss)	(1,775,879)	1,400,572	(695,296)	(960,777)	(1,981,591)	(4,012,971)
Total assets	22,234,345	23,809,159	15,066,413	703,412	58,122,805	119,936,134

As of or for the fiscal year ended March 31, 2010
Revenues from external customers	53,889,863	38,886,903	8,990,369	162,353	—	101,929,488

Capital expenditure	778,952	29,461	1,144,038	166,369	—	2,118,820
Interest income	—	—	—	—	282,746	282,746
Interest expense	(4)	(65,356)	(4,305)	—	63,697	(5,968)
Depreciation and amortization	2,224,742	534,343	647,932	164,697	207,188	3,778,902
Segment profit (loss)	3,124,689	2,857,538	1,901,374	(980,131)	(3,437,139)	3,466,331
Total assets	15,140,905	19,806,612	9,754,921	423,530	65,960,858	111,086,826

#	As discussed in note 19, the Home Appliances segment was discontinued on January 15, 2012. The results of the operations has been classified as discontinued operations on the face of the statement of operations.
*	An impairment loss of US$1,230,727 was recognized in the statement of operations for machinery that was used in the operation of the Home Appliances segment.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(b)	Net sales including net sales of discontinued operations by geographic area based on the location of customers are as follows:

	2012	2011	2010
	US$	US$	US$
Australia	501,665	562,066	555,138
Europe	4,469,428	3,213,506	3,326,495
North America	47,969,847	38,808,728	49,212,523
Asia	70,596,126	58,360,791	48,422,656
Other regions	1,046	9,413	412,676

	123,538,112	100,954,504	101,929,488

(c)	Net sales including net sales of discontinued operations by product/service type

	2012	2011	2010
	US$	US$	US$
Floor care products	51,056,019	40,013,087	51,922,848
Kitchen appliances	755,607	1,081,498	558,674
CCM’s	53,094,225	41,592,838	38,910,047
Cellular phone assembly services	14,439,927	14,648,779	8,990,369
Others	4,192,334	3,618,302	1,547,550

	123,538,112	100,954,504	101,929,488

(d)	Long-lived assets*

	March 31, 2012	March 31, 2011
	US$	US$
Hong Kong	210,800	308,736
Mainland China	24,806,115	27,765,159

	25,016,915	28,073,895

*	Long-lived assets represent land use rights and property, plant and equipment.

(e)	Impairment of property, plant and equipment

The impairment losses of property, plant and equipment for the fiscal years ended March 31, 2012, 2011 and 2010, amounted to US$1,230,727, nil and US$4,786, respectively. The impairment loss for the fiscal years ended March 31, 2012 was included in “Income (loss) from discontinued operations”.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	SEGMENT INFORMATION (continued)

(f)	Major customers

Customers accounting for 10% or more of the Company’s combined net sales are as follows:

	2012	2011	2010
	US$	US$	US$
From continuing operations:
Shenzhen ZTE Mobile Tech. Co., Ltd. (“ZTE”)	24,227,414	8,797,843	4,774,353
Shenzhen Tinno Mobile Technology Co. Ltd. (“Tinno”)	13,018,044	13,677,827	7,455,144
Lenovo Mobile Communication Technology Ltd. (“Lenovo”)	11,698,569	12,712,077	10,595,989
From discontinued operations:
Electrolux S.A. and subsidiaries (“Electrolux”)	52,339,623	42,006,085	52,870,164

During the fiscal years ended March 31, 2012, 2011 and 2010, 19.61%, 8.71% and 4.68%, respectively of the Company’s combined net sales including discontinued operations were made to ZTE, which is an unrelated customer. As of March 31, 2012, 2011 and 2010, 58.85%, 17.74% and 11.54%, respectively of the Company’s total accounts and bills receivable were from ZTE. ZTE is a customer of the Company’s electronic components segment.

During the fiscal years ended March 31, 2012, 2011 and 2010, 9.5%, 12.6% and 10.4%, respectively of the Company’s combined net sales including discontinued operations were made to Lenovo, which is an unrelated customer. As of March 31, 2012, 2011 and 2010, 19.4%, 19.2% and 26.4%, respectively of the Company’s total accounts and bills receivable were from Lenovo. Lenovo is a customer of the Company’s electronic components segment.

During the fiscal years ended March 31, 2012, 2011 and 2010, 10.5%, 13.61% and 7.3%, respectively of the Company’s combined net sales including discontinued operations were made to Tinno, which is an unrelated customer. As of March 31, 2012, 2011 and 2010, 3.4%, 9.6% and 10.0%, respectively of the Company’s total accounts and bills receivable were from Tinno. Tinno is a customer of the Company’s electronic components and EMS segments.

During the fiscal years ended March 31, 2012, 2011 and 2010, 42.4%, 41.6% and 51.9%, respectively, of the Company’s combined net sales including discontinued operations were made to Electrolux, which is an unrelated customer. As of March 31, 2012, 2011 and 2010, nil, 35.7% and 22.8%, respectively, of the Company’s total accounts and bills receivable were from Electrolux. Electrolux was the major customer of the Company’s home appliances segment.

The Company was a contract manufacturer of floor care products that are marketed by Electrolux under its respective brand names.

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

The Company’s concentration on a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any major customers or a decrease or delay in order, or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of their sales to any single customer.

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

Current vulnerability due to certain concentrations

The Company’s operations are mainly conducted in Hong Kong and Mainland China with a majority of its sales from continuing operations to Asia. As a result, the Company’s businesses, financial condition, results of operations and cash flows may be influenced by the political, economic and legal environments in Hong Kong and Mainland China, and by the general state of the Hong Kong and Mainland China economies.

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

A significant portion of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions generally requires submitting a payment application form together with suppliers’ invoices, shipping documents, signed contracts and/or other documents, as appropriate.

A significant portion of the Company’s sales were made to the U.S. and the Company is responsible for ensuring that its products are safe and satisfy all of the requirements of the consumer products safety commission (“CPSC”) in the U.S. This may also apply to OEM products manufactured by the Group to customer specifications. In the event of a recall required by the CPSC, the customers may require the Group to provide replacement conforming units at our cost, which could have a material adverse effect on its business, quality reputation and results of operations.

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

The following table sets forth the carrying values and estimated fair values of the Company’s financial assets and liabilities recognized as of March 31, 2012 and 2011. There were no material unrecognized financial assets and liabilities as of March 31, 2012 and 2011.

	Carrying value		Fair value
	2012	2011	2012	2011
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	39,792,733	19,205,184	39,792,733	19,205,184
Time deposits	—	1,534,204	—	1,534,204
Restricted cash	4,546,062	19,460,845	4,546,062	19,460,845
Available-for-sale investments	2,006,066	6,692	2,006,066	6,692
Accounts and bills receivable, net	30,273,062	35,632,294	30,273,062	35,632,294
Financial assets included in deposits and other assets	401,815	749,639	401,815	749,639
Amount due from a related party	11,798	28,737	11,798	28,737
Amount due from a jointly-controlled entity	—	13,694	—	13,694

	77,031,536	76,631,289	77,031,536	76,631,289
Non-current financial assets:
Available-for-sale investments	1,033,800	3,009,200	1,033,800	3,009,200

Total financial assets	78,065,336	79,640,489	78,065,336	79,640,489

	Carrying value		Fair value
	2012	2011	2012	2011
	US$	US$	US$	US$
Current financial liabilities:
Short term loans	4,000,000	12,585,054	4,000,000	12,585,054
Accounts payable and bills payable	8,163,510	11,631,692	8,163,510	11,631,692
Accrued salaries, allowances and other employee benefits	3,102,335	5,607,570	3,102,335	5,607,570
Other accrued liabilities	6,637,851	7,576,062	6,637,851	7,576,062

Total financial liabilities	21,903,696	37,400,378	21,903,696	37,400,378

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	FINANCIAL INSTRUMENTS (continued)

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

If the counterparties to the above financial assets fail to perform completely under the terms of their contract/arrangement, the maximum loss, based on the gross fair value of the financial instruments, due to this credit risk would be US$78,065,336 and US$79,640,489 as at March 31, 2012 and 2011, respectively.

28.	FAIR VALUE MEASUREMENTS

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

Assets measured at fair value on a recurring basis as of March 31, 2012 and 2011 are summarized below:

	Fair Value Measurements
	March 31, 2012	March 31, 2011
	Quoted prices in active markets for identical assets
	US$	US$
Assets
Level 1:
Available-for-sale investments:
Listed equity securities	6,066	6,692
Level 2:
Available-for-sale investments:
Other investments	3,033,800	3,009,200

Total financial assets measured at fair value	3,039,866	3,015,892

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION

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

During fiscal 2012, an aggregate of 1,250 options with exercise prices of US$25 and US$30.56 per share were forfeited upon resignation of the relevant participants and 82,167 options with exercise prices between US$19 and US$25 per share expired including 65,500 options granted to Directors.

(b)	2005 Stock Option Plan of Global-Tech

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

During fiscal 2010, no options were granted and none were forfeited.

During fiscal 2011, 20,000 options were granted and none were forfeited.

During fiscal 2012, no options were granted and none were forfeited.

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

For the fiscal years ended March 31, 2012 and 2011, no share was granted under the 2011 Omnibus Equity Plan.

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

The total compensation expense recognized in the SG&A line item in the consolidated statement of operations for the fiscal years ended March 31, 2012, 2011 and 2010 amounted to US$34,120, US$470,109 and US$11,706, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (continued)

Changes in outstanding options under both the 1997 Plan and the 2005 Plan during the fiscal years ended March 31, 2012, 2011 and 2010 are as follows:

	2012
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	423,118	8.99-30.56	18.00	4.01	—
Granted	—	—	—
Expired	(82,167)	19.00-25.00	19.22
Exercised	—	—	—
Forfeited	(1,250)	25.00-30.56	29.45

Outstanding, at end of fiscal year	339,701	8.99-30.56	17.66	3.96	—

Vested and expected to be vested at March 31, 2012	339,701	8.99-30.56	17.66	3.96	—

Exercisable, at end of fiscal year	287,452	8.99-30.56	16.06	4.17

	2011
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	403,118	13.20-30.56	18.44	4.78	—
Granted	20,000	8.99	8.99
Expired	—	—	—
Exercised	—	—	—
Forfeited	—

Outstanding, at end of fiscal year	423,118	8.99-30.56	18.00	4.01	—

Vested and expected to be vested at March 31, 2011	423,118	8.99-30.56	18.00	4.01	—

Exercisable, at end of fiscal year	365,369	8.99-30.56	16.90	3.94

	2010
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	421,948	13.20-30.56	18.59	5.55	—
Granted	—	—	—
Expired	(18,830)	20.00-25.00	21.68
Exercised	—	—	—
Forfeited	—

Outstanding, at end of fiscal year	403,118	13.20-30.56	18.44	4.78	—

Vested and expected to be vested at March 31, 2010	403,118	13.20-30.56	18.44	4.78	—

Exercisable, at end of fiscal year	337,618	13.20-30.40	16.09	4.99

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (continued)

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

During the fiscal year ended March 31, 2007, Global-Tech granted an aggregate of 3,750 shares of common stock of Global-Tech to an employee with an effective grant date of November 6, 2006. 750 shares of such common stock will vest and be issued on the first anniversary of the date of the stock grant and 750 shares of such common stock will vest and be issued on the second, third, fourth, and fifth anniversaries of the date of the stock grant, respectively. No stock was issued during fiscal year 2012.

Changes in stock grants during the fiscal years ended March 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010
	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value
		US$		US$		US$
Non-vested, at beginning of fiscal year	750	10,380	1,500	20,760	2,250	31,140
Granted	—	—	—	—	—	—
Vested	—	—	(750)	10,380	(750)	10,380

Non-vested, at end of fiscal year	750	10,380	750	10,380	1,500	20,760

The total fair value of the 750 shares of common stock vested during the fiscal years ended March 31, 2012, 2011 and 2010 is US$3,795, US$5,085 and US$8,925, respectively.

The expense for employee stock purchase plan recognized in the SG&A line item in the consolidated statement of operations for the fiscal years ended March 31, 2012, 2011 and 2010 amounted to nil, US$1,969 and US$1,969 respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	STOCK COMPENSATION (continued)

Further details relating to the options granted under the 1997 Plan and the 2005 Plan that are outstanding as of March 31, 2012 are as follows:

	Options outstanding as of March 31, 2012			Options exercisable as of March 31, 2012
Number of options	Range of exercise price per option	Weighted average remaining contractual life	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
	US$ (per share)	(years)	US$ (per share)		US$ (per share)
20,000	8.99	7.70	8.99	10,000	8.99
250,751	13.20-15.60	4.29	14.87	250,751	14.87
1,450	18.2	0.62	18.20	1,450	18.20
67,500	30.40-30.56	1.70	30.55	25,251	30.54

339,701				287,452

As of March 31, 2012 and 2011, there was an unrecognized share-based compensation cost of US$1,969 and US$1,969, relating to stock granted to an employee under the 1999 Employee Stock Purchase Plan respectively. The unrecognized compensation cost for stocks granted is expected to be recognized over a weighted-average vesting period of two years and five years. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

The fair value of the options granted were estimated on the date of grant using the following assumptions:

	2012	2011	2010
Risk-free Interest Rate	—	3.45%	—
Expected Dividend Yield	—	0%	—
Expected Option Life	—	7 years	—
Expected Stock Price Volatility	—	59.00%	—

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries (the “PRC Subsidiaries”) are restricted in their ability to transfer certain of their net assets to Global-Tech in the form of dividend payments, loans, or advances. The amounts restricted include net assets of the PRC Subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB359,062,819 (approximately US$56,975,107) as of March 31, 2012.

The following is the condensed financial information of Global-Tech on a stand-alone basis:

Balance sheets

	March 31, 2012	March 31, 2011
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	21,984,305	11,127,701
Available-for-sale investments	2,000,000	—
Prepaid expenses	43,210	40,628
Deposits and other assets	24,723	29,692

Total current assets	24,052,238	11,198,021

Interests in subsidiaries	55,206,077	62,358,045
Other investments	1,033,800	3,009,200

Total assets	80,292,115	76,565,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other accrued liabilities	201,483	227,807

Total liabilities	201,483	227,807

Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,229,314 shares issued as of March 31, 2012 and 2011	129,173	129,173
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued	—	—
Additional paid-in capital	84,786,226	84,752,105
Accumulated deficit	(9,690,526)	(11,101,203)
Accumulated other comprehensive income	9,697,445	7,395,275
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2012 and 2011	(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	80,258,997	76,512,029
Non-controlling interests	(168,365)	(174,570)

Total equity	80,090,632	76,337,459

Total liabilities and shareholders’ equity	80,292,115	76,565,266

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of operations

	Fiscal years ended March 31,
	2012	2011	2010
	US$	US$	US$
Net sales	—	—	—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	(1,158,531)	(1,252,554)	(907,147)

Operating loss	(1,158,531)	(1,252,554)	(907,147)
Interest income, net	35,349	29,831	36,768
Equity in profits (losses) of subsidiaries	1,923,914	(2,155,198)	5,842,060
Other income (expense), net	609,945	(635,050)	(1,505,350)

Net income (loss)	1,410,677	(4,012,971)	3,466,331

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of cash flows

	Fiscal years ended March 31,
	2012	2011	2010
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	1,410,677	(4,012,971)	3,466,331
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock compensation expense	34,121	470,139	—
Shares issued to an employee	—	1,969	13,675
Equity in losses (profits) of subsidiaries	(1,923,914)	2,155,198	(5,842,059)
Interest received from available-for-sale investments	(13)	—	—
Changes in operating assets and liabilities:
Prepaid expenses	(2,582)	3,465	(6,475)
Deposits and other assets	4,969	(3,769)	5,127
Other accrued liabilities	(26,324)	(7,591)	(9,065)

Net cash used in operating activities	(503,066)	(1,393,560)	(2,372,466)

Cash flows from investing activities:
Purchases of available-for-sale investments	(8,999,987)	(3,000,000)	(31,977,976)
Proceeds from disposal of available-for-sale investments	9,000,000	15,986,532	31,926,236
Repayment of amounts due from (advances to) subsidiaries, net	13,091,819	(639,128)	(303,809)
Capital injection into subsidiaries	(1,732,162)	(1,858,931)	(53,440)

Net cash provided by (used in) investing activities	11,359,670	10,488,473	(408,989)

Cash flows from financing activities:
Purchase of treasury stock	—	—	(2,136)

Net cash used in financing activities	—	—	(2,136)

Net increase (decrease) in cash and cash equivalents	10,856,604	9,094,913	(2,783,591)
Cash and cash equivalents at beginning of fiscal year	11,127,701	2,032,788	4,816,379

Cash and cash equivalents at end of fiscal year	21,984,305	11,127,701	2,032,788

(a)	Basis of preparation

For the purposes of the preparation of the parent company only condensed financial information, the Company records its interests in direct and indirect subsidiaries under the equity method of accounting as prescribed in FASB ASC 323 “Investments-Equity Method and Joint Ventures”. Such interests, together with the advances to subsidiaries, are presented as “Interests In subsidiaries” on the balance sheets and share of the subsidiaries’ income and losses is presented as “Equity in (losses) profits of subsidiaries” on the statements of operations.

(b)	Commitments

Global-Tech has provided a letter of support to certain of its subsidiaries indicating its commitment to provide continuing financial support to those subsidiaries.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.4 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2009)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

4.1	Commission Agreement between Global-Tech and Eyal Lior (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement.)

4.2	Employment Agreement between Global-Tech and Kwong Ho Sham (Incorporated herein by reference to Exhibit 10.2 to the Registration Statement.)

4.3	Employment Agreement between Global-Tech and John C.K. Sham (Incorporated herein by reference to Exhibit 10.3 to the Registration Statement.)

4.4	Supply Agreement between Global-Tech and Sunbeam Products, Inc. (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement.)

4.5	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement.)

4.6	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement.)

4.7	Lease Agreement between Global-Tech and Wing Shing Products Company Limited (Incorporated herein by reference to Exhibit 10.7 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

4.8	Amendment to Tenancy Agreement dated April 17, 2002 (Incorporated herein by reference to Exhibit 4.8 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.9	Amended and Restated 1997 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement.)

4.10	1999 Employee Stock Purchase Plan of Global-Tech (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999.)

4.11	Credit Facility Agreement between Global-Tech and Standard Chartered Bank (Incorporated herein by reference to Exhibit 10.11 to the Registration Statement.)

4.12	Supplemental advice letter dated April 26, 1999 from Standard Chartered Bank (Incorporated herein by reference to Exhibit 10.10 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 1999.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.14	Supplemental advice letter dated July 10, 2000 from Standard Chartered Bank (Incorporated herein by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.15	Credit Facility Agreement with Hong Kong Bank (Incorporated herein by reference to Exhibit 10.12 to the Registration Statement.)

4.16	Supplemental advice letter dated September 30, 2000 from Hong Kong Bank (Incorporated herein by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.17	Credit Facility Agreement dated April 7, 2000 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.18	Supplemental advice letter dated February 1, 2001 from Citibank, N.A. (Incorporated herein by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2001.)

4.19	Lease Agreement dated July 29, 2002 between Goman Limited and Pentalpha Hong Kong Limited (Incorporated herein by reference to Exhibit 4.19 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002.)

4.20	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Pentalpha HK Ltd. (Incorporated herein by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.21	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Wing Shing Products (BVI) Co, Ltd. (Incorporated herein by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.22	Credit Facility Agreement dated May 27, 2002 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.23	Credit Facility Agreement dated December 5, 2002 with Citibank, N.A. (Incorporated herein by reference to Exhibit 4.23 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.24	Credit Facility Agreement dated June 20, 2002 between Pentalpha Macau Commercial Offshore Ltd. with Hong Kong Bank (Incorporated herein by reference to Exhibit 4.24 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003.)

4.25	Credit Facility Agreement dated March 26, 2003 between Pentalpha Hong Kong Ltd. with Hong Kong Bank (Incorporated herein by reference to Exhibit 4.25 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.26	Banking facilities letter dated November 4, 2003 between Pentalpha Macau Commercial Offshore Ltd. and Hong Kong Bank (Incorporated herein by reference to Exhibit 4.26 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.27	Credit Facility Agreement dated November 3, 2003 between Pentalpha Hong Kong Ltd. with Hong Kong Bank (Incorporated herein by reference to Exhibit 4.27 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.28	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.28 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.29	Credit Facility Agreement dated July 28, 2003 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Ltd. (Incorporated herein by reference to Exhibit 4.29 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.30	Credit Facility Agreement dated September 24, 2003 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.30 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004.)

4.31	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005.)

4.32	Credit Facility Letter dated September 22, 2004 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.31 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005.)

4.33	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Pentalpha Hong Kong Ltd. (Incorporated herein by reference to Exhibit 4.35 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.34	Credit Facilities Agreement dated November 18, 2005 between Standard Chartered Bank and Pentalpha Macau Commercial Offshore Limited. (Incorporated herein by reference to Exhibit 4.36 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.35	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.37 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.36	Credit Facilities Agreement dated March 21, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.38 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.37	Credit Facilities Agreement dated January 26, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. (Incorporated herein by reference to Exhibit 4.39 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.38	2005 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.39	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.)

4.40	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co Ltd. (Incorporated herein by reference to Exhibit 4.42 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.)

4.41	Banking Facility Letter dated September 20, 2006 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.43 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.)

4.42	Banking Facility Letter dated November 30, 2006 between Standard Chartered Bank and Global Rich Innovation Ltd. (Incorporated herein by reference to Exhibit 4.44 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.43	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Global Optics Limited (Incorporated herein by reference to Exhibit 4.43 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)

4.44	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Global Household Products Limited (Incorporated herein by reference to Exhibit 4.44 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)

4.45	Banking Facility Letter dated January 13, 2009 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.45 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009)

4.46	Banking Facility Letter dated February 2, 2010 between Standard Chartered Bank and Global Household Products Limited (Incorporated herein by reference to Exhibit 4.46 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.47	Banking Facility Letter dated January 29, 2010 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd. (Incorporated herein by reference to Exhibit 4.47 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.48	Banking Facility Letter dated November 26, 2009 between Standard Chartered Bank and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.48 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.49	Banking Facility Letter dated March 23, 2009 between China Construction Bank and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.49 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.50	Banking Facility Letter dated September 2, 2009 between China Construction Bank and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.50 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010)

4.51	Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan (Incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the Commission on December 22, 2010)

4.52	Banking Facility Letter dated November 25, 2010 between Standard Chartered Bank and Global Household Products Limited (Incorporated herein by reference to Exhibit 4.52 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.53	Banking Facility Letter dated November 25, 2010 between Standard Chartered Bank and Kwong Lee Shun Trading Co. Ltd (Incorporated herein by reference to Exhibit 4.53 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.54	Foreign Exchange Loan Contract dated May 27, 2010 between China Construction Bank Corporation and Dongguan Lite Array Company Limited (Incorporated herein by reference to Exhibit 4.54 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.55	Security Deposit Pledge Contract dated May 27, 2010 between China Construction Bank Corporation and Dongguan Lite Array Company Limited (Incorporated herein by reference to Exhibit 4.55 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.56	Cooperation Agreement On Oversea Agency Payment Business dated March 25, 2011 between China Construction Bank Corporation and Dongguan Lite Array Company Limited (Incorporated herein by reference to Exhibit 4.56 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.57	Security Deposit Pledge Contract dated March 25, 2011 between China Construction Bank Corporation and Dongguan Lite Array Company Limited (Incorporated herein by reference to Exhibit 4.57 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.58	General Agreement on Import Payment Agent Service dated December 17, 2010 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited (Incorporated herein by reference to Exhibit 4.58 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

EXHIBIT INDEX

Exhibit Number	Description of Document
4.59	General Import T/T Finance Agreement dated September 15, 2010 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited (Incorporated herein by reference to Exhibit 4.59 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.60	Maximum Mortgage Contract dated February 21, 2011 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited (Incorporated herein by reference to Exhibit 4.60 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.61	Acceptance Agreement dated February 17, 2011 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.61 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.62	Acceptance Agreement dated January 21, 2011 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.62 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.63	Maximum Amount Rights Pledge Contract dated March 27, 2011 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.63 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.64	Maximum Amount Rights Pledge Contract dated September 2, 2009 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.64 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.65	Maximum Amount Rights Pledge Contract- Supplement Agreement dated September 2, 2010 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited (Incorporated herein by reference to Exhibit 4.65 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011)

4.66	Pledge Contract dated December 29, 2011 between Industrial Bank Company Limited and Dongguan Lite Array Company Limited*

4.67	Import Payments Business Agreement dated December 29, 2011 between Industrial Bank Company Limited and Dongguan Lite Array Company Limited*

8.1	List of Subsidiaries*

11.1	Code of Ethics (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Acting Chief Financial Officer*

15.1	Consent of Independent Registered Public Accounting Firm (BDO Limited)*

15.2	Consent of Independent Registered Public Accounting Firm (Mazars CPA Limited)*

99.1	Letter from BDO Limited to the Commission Regarding Item 16F*

101	The following financial statements from the Company’s Form 20-F for the period ended March 31, 2012, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Changes in Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; (v) Notes to Consolidated Financial Statements. In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Form 20-F shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

*	Filed Herewith