Form 20-F
period 2013-03-31
GLOBAL-TECH ADVANCED INNOVATIONS INC.
filed 2013-07-24
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

3,041,227 Common Shares, par value $0.04 per share

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

“Discontinued operation(s)” refers to our home appliance business segment, which was discontinued in January 2012.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2013,” for example, refers to the fiscal year ended March 31, 2013.

Our financial statements are reported in U.S. dollars (see Note 3(q) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars and “RMB” are to Chinese Renminbi .

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future,” or variations of such words and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Forward-looking statements contained herein (including future cash contractual obligations, liquidity, cash flow, orders, results of operations, and trends, among other matters) or in other statements made by us are made based on management’s expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. We believe that the following factors, among others (including those described in Item 3.D. “Risk Factors”), could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us or on our behalf:

•	the cyclicality of the markets which we serve and the vulnerability of those markets to economic downturns;

•	downturns in economic and financial conditions;

•	impairment charges and other charges related to discontinued operations;

•	our exit from the home appliance business;

•	the loss of, or a significant reduction or delay in purchases by our customers;

•	competition in our businesses and markets;

•	financial distress of third parties;

•	general economic, political, business and market risks associated with our global operations;

•	fluctuations in foreign currency exchange and interest rates and risks associated with banks and banking systems;

•	our ability to control our costs while maintaining customer relationships and core business resources;

•	litigation and disputes involving us, including the extent of product liability, warranty, pension, employment and other similar claims asserted against us;

•	labor costs and disputes and the deterioration of our relations with our employees;

•	additional liabilities related to taxes;

•	our ability to continue our technical innovation in our product lines;

•	our ability to protect our intellectual property and know-how;

•	claims that our products or processes infringe intellectual property rights of others;

•	fluctuations in the price of our stock; and

•	other factors described in this annual report.

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

The selected consolidated statement of operations data for the fiscal years ended March 31, 2011, 2012 and 2013 and the selected consolidated balance sheets data as of March 31, 2012 and March 31, 2013 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2009 and 2010 and the selected consolidated balance sheets data as of March 31, 2009, 2010 and 2011 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2009(3)	2010(3)	2011(3)	2012(3)	2013(3)
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$36,582	$48,040	$57,469	$69,653	$81,083
Cost of goods sold	(35,098)	(39,722)	(50,403)	(59,009)	(70,817)

Gross profit	1,484	8,318	7,066	10,644	10,266
Selling, general and administrative expenses	(7,588)	(8,353)	(11,318)	(10,612)	(16,255)
Other operating income, net	1,674	179	1,137	28	—

Operating profit (loss)	(4,430)	144	(3,115)	60	(5,989)
Interest income, net	535	277	537	96	1,504
Other income (expenses), net	(532)	310	370	1,116	846
Loss on dissolution of a subsidiary	(1,029)	—	—	—	—
Gain on disposal of subsidiaries	158	—	—	—	—

Income (Loss) from continuing operations before income taxes	(5,298)	731	(2,208)	1,272	(3,639)
Income tax (expense) benefit	(421)	(389)	(204)	(1,229)	842

Income (Loss) from continuing operations	(5,719)	342	(2,412)	43	(2,797)
Income (Loss) from discontinued operations, net of taxes(1)	(122)	3,124	(1,776)	1,374	726

Net income (loss)	(5,841)	3,466	(4,188)	1,417	(2,071)
Net income (loss) attributable to non-controlling interests	—	—	175	(6)	108

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	$(5,841)	$3,466	$(4,013)	$1,411	$(1,963)

Basic and diluted earnings (loss) per share of common stock:
Income (Loss) from continuing operations	$(1.87)	$0.11	$(0.74)	$0.01	$(0.88)
Income (Loss) from discontinued operations	(0.04)	1.03	(0.58)	0.45	0.23

Basic and diluted net income (loss) per share of common stock	$(1.91)	$1.14	$(1.32)	$0.46	$(0.65)

Basic and diluted weighted average number of shares of common stock(2)	3,051	3,038	3,039	3,039	3,040

(1)	In January 2012, the Company discontinued the operation of its home appliance business.
(2)	The Company executed a 4-for-1 reverse stock split of its common stock effective as of December 10, 2008. All numbers have been adjusted to reflect this reverse stock split on a retroactive basis.
(3)	Comparative figures have been reclassified to conform with current year’s presentation.

	At March 31,
	2009	2010	2011	2012	2013
	(In thousands)
Balance sheets data:
Working capital(1)	$46,362	$51,870	$45,170	$54,000	$45,383
Total assets	103,914	111,087	119,936	109,040	108,226
Net assets(2)	74,201	77,736	76,512	80,259	76,534
Total debt(3)	—	—	12,585	4,000	4,826
Shareholders’ equity	74,201	77,736	76,337	80,091	76,258

(1)	Working capital is the excess of current assets over current liabilities.
(2)	Net assets are the excess of total assets over total liabilities and non-controlling interests.
(3)	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and non-current portion of long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

Downturns in economic and financial conditions. Demand for our products depends in large part upon worldwide consumers of telecom products. While general economic conditions have shown improvement in many parts of the world, there has been continued economic weakness in many key markets. Additionally, growth in the PRC has slowed as government polices continue to evolve. A downturn in economic conditions in the PRC or elsewhere may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, and may reduce their ability to pay for our products and services after purchase. Economic conditions that could impact our business include, but are not limited to, recessionary conditions, slow or negative economic growth rates, or the impact of state and sovereign debt defaults. Similarly, our suppliers may not be able to supply us with needed raw materials or components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, or fulfill our contractual obligations or could affect our gross margins. If the economy or markets in which we operate deteriorate or financial markets weaken, our business, financial condition and results of operations could be adversely impacted.

Inflation and increased labor costs. The economy in China has grown significantly over the past 20 years, which has resulted in an increase in inflation and the average cost of labor, especially in the coastal cities. China’s overall economy and the average wage in the PRC are expected to continue to grow. Increases in China’s inflation and material increases in the cost of labor would diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

Passive foreign investment company. Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for fiscal 2013. While we do not expect to be a PFIC in fiscal 2014, but we cannot offer any such assurances. We have experienced recent changes in the composition of our income and assets resulting from the discontinuation of our home appliance business, and could experience further changes that may result from increases in the Company’s cash reserves and/or the generation of rental income from the lease of portions of our facilities. If we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to our investors if they are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.

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

In addition, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2014, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our common shares, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences.”

Additional Land Use Rights Payments. Following our exit from the home appliance business, approximately 88,000 square meters of production space and 10,000 square meters of dormitories were no longer needed for our operation. We began leasing a portion of this space to independent third parties in fiscal 2013 and as of the date of this annual report, we had leased 53,000 square meters of production space to be used as warehouse space.

The land use right certificates obtained by the Company for the land where the leased facilities are located include a statement as to the approved use of the land. The Dongguan City local government retains the right to demand additional fees from the Company in the event that it is deemed that the Company’s leasing of certain of its facilities is inconsistent with the approved use of the land stated on the land use right certificates. No formal fee schedule exists and thus the Company cannot quantify the amount of such fees, should the local government elect to demand the payment of such fees. No accruals have been made as these fees are neither probable nor quantifiable. In the event that we are required to pay additional land use rights, it would have an adverse effect on our financial condition and operations.

Conflict Minerals. In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), the SEC adopted new requirements for companies that use certain minerals and derivative metals (referred to as “conflict minerals,” regardless of their actual country of origin) in their products. These new requirements will require companies to investigate, disclose and report whether or not such metals originated from the Democratic Republic of Congo or adjoining countries. In October 2012, the National Association of Manufacturers and the U.S. Chamber of Commerce filed a petition for review in the U.S. Court of Appeals for the District of Columbia in response to a section of Dodd-Frank regulation that requires public companies to disclose whether their products have been manufactured with these conflict minerals in countries where the sale of these minerals fuel humanitarian violence. The outcome of this suit is uncertain and may impact the adoption of these new requirements. In January 2013, the SEC’s conflicts minerals disclosure rules became effective, requiring companies to make their first conflict minerals disclosures on or before May 31, 2014 for the 2013 calendar year. We are currently evaluating the disclosure requirements in order to comply with these disclosures, if any, within the prescribed time frame.

As there may be only a limited number of suppliers offering “conflict free” metals, we cannot be certain that our suppliers will be able to obtain necessary metals in sufficient quantities or at competitive prices. Also, since our supply chain is complex and some suppliers will not share their confidential supplier information, we may face challenges with our customers and suppliers if we are unable to sufficiently verify that the metals used in our products are “conflict free.” Some customers may choose to disqualify us as a supplier and we may have to write off inventory in the event that it becomes unsalable as a result of these regulations.

Credit terms in the PRC. Some of the Company’s major customers in the PRC are granted credit terms of up to 210 days; however, receivables for some of the Company’s customers may extend beyond the stated credit terms. An increase in receivables that extend beyond stated credit terms or a customer’s refusal or inability to pay would have a material adverse effect on our profitability and results of operations.

Dependence on major customers. Our five largest Electronic Components and EMS customers represent approximately 78% and 94% of net sales of their respective segments, and approximately 63% and 17% of consolidated net sales for continuing operations in fiscal 2013, respectively. We have no contractual arrangements with these customers and only sell to them based on purchase orders received. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

Penalties for workforce reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or who has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of an individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, in the event of a layoff of more than 20 employees at one time, the entity is required to communicate with its labor union and report to the District Labor Bureau.

Security of bank accounts in the PRC. The Company has a number of bank accounts in the PRC to satisfy lines of credit, exchange regulations and banking facilities and to support its operations, none of these accounts are government-insured. There is considerable uncertainty over long-term effects of the expansionary monetary and fiscal policies adopted by PRC banks and financial authorities and it remains unclear whether the stimulus plans and other measures implemented by the Chinese government will be enough to avert an economic downturn. The People’s Bank of China (“PBoC”) has recently expressed its intentions to no longer support the interbank market and its desire for tighter monetary policies. In the event of a credit crisis, our accounts would be vulnerable to loss, which would have a material adverse effect on our business and financial condition.

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

Previously, the Company adhered to a policy of accruing and expensing social insurance premiums equivalent to two years of such costs at published rates, without regard to actual payments. The Company has assessed the potential for retroactive application of the Social Insurance Law and concluded that such retroactive application is neither likely nor calculable. In prior years, new accruals were offset by a resulting reversal of accruals made two years prior. However, should the local government rates or applicability ultimately differ from those used by the Company, it could have a material adverse effect on our financial results and financial condition.

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

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and over 99% of the net book value of our total long-lived assets is located there. We sell products to companies based principally in China, Europe and North America. Consequently, our international operations and sales may be subject to the following risks, among others:

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

Governmental regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Any of the following could result from policy changes by the Chinese government and could have a material adverse effect on our business, results of operations and financial condition:

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

The municipal authorities in each township in China have a certain amount of discretion to impose or waive a large number of fees and taxes including value-added tax, real estate tax, stamp duty, licenses and permits. In the Company’s manufacturing location, it is subject to the laws and regulations of the township of Dongguan, Guangdong Province and the PRC. To the extent the government authorities decide to exercise their discretion to increase or impose new fees, our operations could be materially affected.

Change in PRC taxation. Under PRC tax law before 2008, the Company was subject to a lower overall effective tax rate than some other corporations because of the location of its business operations. However, on March 16, 2007, the Chinese government enacted a unified enterprise income tax law or EIT, which became effective on January 1, 2008. Prior to the EIT, as a foreign invested enterprise, or “FIE,” some of our subsidiaries enjoyed preferential tax treatment. Under the EIT, most domestic enterprises and FIEs are subject to a single PRC enterprise income tax rate of 25%. One of our subsidiaries in China is qualified as a High and New Technology Enterprise (“HNTE”) and subject to a preferential tax rate of 15% effective January 1, 2012 as long as it retains its HNTE classification. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by the tax authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes, which could have a material impact on our financial position and results of operations.

PRC taxation on deemed income. The PRC tax authorities could determine that any inter-company payable account in accordance with PRC GAAP could be deemed income if such inter-company payables cannot be settled and therefore subject to taxation. In accordance with FASB ASC 740, we evaluated our position and determined that such inter-company payables will be settled, and particularly, since prior year tax assessments have been confirmed with the PRC tax authorities, deeming such inter-company payables as income is not likely. However, if the PRC tax authorities deem our inter-company payables of our PRC subsidiaries as income, it would have a material impact on our financial position and results of operations.

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

Unsecured cash, cash equivalents and short-term investments. We have cash and short-term cash equivalent instruments, and available-for-sale investments which are invested with third party financial institutions that may not be insured or exceed the insurance limits of the Federal Deposit Insurance Corporation (“FDIC”) or other government insurance agencies. While we make an effort to monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. Additionally, there are restrictions in the PRC concerning transfer of funds outside the PRC. We have not experienced any loss in our cash and cash equivalents to date or lack of access to cash in our operating accounts. We also invest excess cash in immediately available and short-term interest bearing cash equivalent instruments. If a commercial bank or financial institution in which we have our funds deposited should become insolvent or be taken over by the FDIC or other governmental insurance agencies, we could have significant unrecoverable cash deposits. A loss in cash deposits would have an adverse impact on our business, results of operations and financial condition.

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

Proprietary technology; patent protection. We rely on a combination of internal procedures, nondisclosure agreements, intellectual property rights assignment agreements, as well as licenses, patents, trademarks and copyright laws to protect our intellectual property and know-how. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. For example, we frequently explore and evaluate potential relationships and projects with other parties, which often requires that we provide the potential partner with confidential technical information. While confidentiality agreements are typically put in place, there is a risk the potential partner could violate the confidentiality agreement and use our technical information for its own benefit or the benefit of others or compromise the confidentiality. In addition, the laws of certain foreign countries in which our products may be sold or manufactured do not protect our intellectual property rights to the same extent as the laws of the United States. For example, laws in China may not protect our intellectual property rights to the same extent as in the United States. Failure or inability to protect our proprietary information could result in a decrease in our sales or profitability. The protection of our intellectual property may require expensive investment in protracted litigation and the investment of substantial management time and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. In addition, we may be unable to prevent third parties from using our intellectual property rights and know-how without our authorization or from independently developing intellectual property that is the same as or similar to ours, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. We compete in a number of industries that are small or specialized, which makes it easier for a competitor to monitor our activities and increases the risk that ideas will be stolen. The unauthorized use of our know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

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

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in Dongguan, China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in certain Western countries. We currently maintain property damage insurance in the aggregate of approximately $131 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $20.7 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood, force majeure or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”), directors and family members of directors of the Company beneficially own approximately 67.3% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 44.0% by the estate of Kwong Ho Sham who prior to his passing, served as the Chairman of the Company’s Board of Directors, and 56.0% by our Chief Executive Officer, John Sham, who, currently serves as a director. Voting control of Wing Shing Holdings is effectively held by John Sham. As a result, Wing Shing Holdings and its shareholders and their family members are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs. In June 2011, Kwong Ho Sham established a trust that would own his portion of Wing Shing Holdings’ shares in the Company. Upon his passing, 303,070 shares currently owned by Wing Shing Holdings would go into this trust and 385,727 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of June 2013, the transfers had not been officially executed but are expected to occur during fiscal 2014. John C.K. Sham, as a trustee of his father’s charitable trust, declines beneficial ownership of any of the trust’s shares.

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

Our ability to amend our memorandum and articles of association by a resolution of directors or a resolution of members could have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders including, but not limited to, a tender offer to purchase our common shares at a premium over the current market prices.

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

Historically, the Company’s primary business was the export of a wide range of small electrical appliances to North American and European markets. However, the Company’s continuing efforts to diversify its business, together with the discontinuation of our home appliance business, resulted in all of our revenues from continuing operations for fiscal 2013 being derived from the Chinese domestic telecommunications market. It is anticipated that the majority of the Company’s future business is likely to be focused on opportunities in the PRC.

In fiscal 2013, we reported our results of operations in three segments: (i) electronic components; (ii) electronic manufacturing services (“EMS”); and (iii) others. Through December 2011 we had a fourth reportable segment: home appliances. These segments were managed separately and were characterized by different originations, processes and locations. As a result of our exit from the home appliance business in January 2012, we began reporting these operations as discontinued operations as of March 31, 2012. Because our segment results are reported on a continuing operations basis, we have three remaining reportable segments for fiscal 2013: (i) electronic components; (ii) EMS; and (iii) others.

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

As discussed more fully under “Discontinued Operations” below and in Note 18, “Discontinued Operations,” in the accompanying consolidated financial statements, our home appliance business is reported as a discontinued operation.

Recent Developments

Discontinued Operations

As previously disclosed and discussed elsewhere in this annual report, the Company completed its exit from the home appliance business in January 2012.

In the fiscal periods preceding the Company’s exit from the home appliance business, profit margins had been rapidly decreasing, due at least in part, to the rising cost of raw materials and labor in the PRC, together with the unwillingness or inability of our customers to offset these costs through pricing increases. Customer pricing demands no longer reflected actual production costs and as a result, margins in recent years approached unacceptable levels, with the home appliance segment actually suffering significant losses in fiscal 2011.

Lease of Former Home Appliance Facilities

With the discontinuation of the home appliances segment, certain portions of our facilities in Dongguan, PRC were no longer needed for our operation. We began leasing the space to independent third parties during fiscal 2013 and, as of March 31, 2013, 23,000 square meters of production space had been leased. Subsequent to our fiscal year end, an additional 30,000 square meters had been leased. The average rent is RMB9 (net of VAT) per square meter per month and it is expected that our net rental income will exceed the depreciation and maintenance on the unoccupied facilities in fiscal 2014.

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

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market complementary metal oxide semiconductor (“CMOS”) camera modules (“CCMs”) to cellular phone manufacturers in China and to develop other products incorporating optical modules. In fiscal 2013 our net sales of CCMs and other electronic products were $65.2 million, which represents a 19.8% increase over fiscal 2012 net sales of $54.4 million.

We believe the opportunity to sell CCMs and other electronic components to cellular phone and tablet computer manufacturers in the PRC is a promising business for us, albeit currently at commodity-type margins. At present, we source the sensors and lenses so that we can apply our resources to the operation of a top quality clean room in our manufacturing facility in the PRC for low-cost assembly and concurrently concentrate on software development, customer integration design and product enhancements, particularly higher pixel count cameras and improved optics. We also are developing products that incorporate CCMs for non-telecommunication applications, our primary focus being on document photo scanners, security products and medical instruments. During fiscal 2013, we invested in chip-on-board (“COB”) equipment to produce existing sensors and higher pixel sensors more cost effectively. High yields are critical in this process and our initial results have been acceptable.

All of our customers for electronic components are presently in the PRC or Hong Kong and we sell in Renminbi or U.S. dollars.

Strategy

Our primary strategy for electronic components is to provide our telecom manufacturing customers in the PRC and other Asian countries with superior cameras modules for their cellular phones. As more consumers, both in Asia and the export markets our customers serve, require increasingly sophisticated products with enhanced features, we decided to develop software and camera modules necessary to satisfy these demands. Additionally we sell CCMs to tablet computer and PC manufacturers as well as incorporating them into finished products we design and market.

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and are only available from a small number of vendors. While the Company has no long-term agreements with its vendors, we have established a long-standing and mutually beneficial relationship with a major sensor company that views our PRC based operations as an opportunity to access many of the PRC cellular phone manufacturers. It is by virtue of this relationship, as well as relationships with other vendors, that the Company receives valuable technical support essential to the business and product development programs. These relationships are critical to the development of new products and the expansion of existing product lines.

Innovative product development. Many CCM modules application requires its own software and integration programs. We submit multiple samples to our customers to test and evaluate. This process ensures application effectiveness and superior optical performance are achieved. We also concentrate on developing higher pixel count and clearer resolution CCMs as customer demands for such features continue to rise. Recently, we have begun designing and selling a range of security devices and photo scanners incorporating CCMs that we market primarily in the PRC.

Superior quality PRC based manufacturing. Utilizing our clean room expertise derived from OLED production, we have been able to produce high quality CCMs that demonstrate excellent reliability. This allows our PRC based customers to purchase CCMs in the PRC rather than importing them from Korea or Taiwan, and remain confident in the quality of the products they are receiving.

Expansion of manufacturing capabilities. We have invested in all of the equipment necessary to assemble modules in a Class 1000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality production. We continually expanded our facility from inception through fiscal 2013 as demand for CCMs continued to grow, and now have sufficient capacity to support steady growth in this business with limited additional investment. Our current CMOS technology is CSP, or chip scale packaging, that supplies us with an integrated sensor and lens. In late fiscal 2013, we began in investing in COB, or chip-on-board technology. This required construction of a class 10 clean room and investment in new equipment and processes. The investment should reduce our costs and enable us to produce higher pixel CCMs more efficiently.

Products

We started manufacturing CCMs early in fiscal 2006 primarily utilizing 0.3 megapixel CMOS sensors. Sales in fiscal 2013, 2012 and 2011 were $65.2 million, $54.4 million and $42.6 million, respectively. As pricing for VGA cell phone cameras continued to decline at a rate exceeding 20% per annum, we developed higher pixel count camera modules and introduced 1.3 and 2.0 megapixel versions in fiscal 2009 and 3.0 and 5.0 megapixel versions in fiscal 2010 and 8.0 megapixel versions in fiscal 2013. The original VGA camera has developed into a low margin commodity, which adversely impacts unit revenues and overall profitability. However, we will continue to provide our customers with these products as well as developing higher pixel units in fiscal 2014. Our aim in fiscal 2012 and 2013 was to reduce the share of 0.3 megapixel units to less than 50% of our unit volume, which we achieved. In fiscal 2013, however, many customers substituted 3.0 megapixel units for 5.0 megapixel to lower costs, leading to a significant impact on our profitability. We expect the 3.0 megapixel CCMs to continue being the largest unit volume product in fiscal 2014. In the future, as more of our customers market 3G cell phones, we will concentrate our resources on selling more of our units, particularly the higher pixel units, utilizing our new COB process, which should generate more acceptable margins.

Product Design and Development

The development group for electronic components consists of a dedicated team of software and optical engineers supported by a large number of process, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our principal sensor supplier for new technology and expanded features.

Our expenditures for design and development of electronic components were $0.2 million, $0.1 million and $0.4 million in fiscal 2013, 2012 and 2011, respectively.

Manufacturing

We operate clean rooms in two of the buildings in our manufacturing complex in Dongguan. We built one class 1000 clean room in 2007 and have expanded every year since including building a 669 square meters class 10 clean room for COB production in fiscal 2013. Our production area for Dongguan Lite Array Company Limited (“DGLAD”) which includes our SMT production area with a maximum of class 1000 total is 4,886 square meters and the other working area is 2,436 square meters of which production and working areas for CCMs are 2,949 and 373 square meters respectively.

We have in place the capacity to produce up to 3 million CCMs using CSP and 1.5 million using COB per month which is more than sufficient to support anticipated demand for peak periods in the near term. We have the space and necessary financial resources to expand quickly if demand increases.

We ship our CCMs directly to our PRC customers, most of whom are located in Guangdong province, or ship to export customers from our warehouse in Hong Kong. Title in the PRC is transferred when the delivery note is “acknowledged” by the customer. Title for shipments from our warehouse passes when the customer takes physical delivery of the goods.

Quality Control

Superior quality control procedures are essential for the manufacture of electronic components. The average life expectancy of cell phones requires that each critical component performs reliably for many years. We test every CCMs before shipment and our customers test every one during their assembly process. Any rejects are returned to us for further inspection, and if appropriate, rework. This is considered a standard operating procedure in the industry. Any sensors that are defective, such that the CCMs cannot be repaired, are returned to the vendor.

Suppliers

We obtain lenses, connectors and other components from a number of different vendors in Taiwan, Korea and the PRC and are not reliant on any one vendor. However, we have developed a close relationship with one vendor and purchase a majority of our CMOS sensors from them. We have preapproved and certified alternative vendors who could satisfy all of our demand if necessary at minimal additional cost.

Major customers

Sales to our largest CCMs customer Lenovo Mobile Communication Technology Ltd. amounted to $26.8 million or 33.1% of consolidated net sales in fiscal 2013. Shenzhen ZTE Mobile Tech Co., Ltd. was our largest CCMs customer in fiscal 2012 and its sales accounted for $24.2 million or 34.8% of consolidated net sales in fiscal 2012.

Our top five customers represented 62.7% of our consolidated net sales in fiscal 2013 and 78% of segment net sales. One of the top five customers is a customer of both our EMS and electronic component businesses.

Marketing

Marketing is designed to provide widespread exposure to our innovative, high-quality products and cost-effective production capabilities. Generally, we emphasize personal contact with our customers and potential customers in our facilities. While our customers rely on us for high-quality products, the ultimate consumers of the products rely on the customers’ brand name and generally do not know the identity of the manufacturer. The primary concern of our customers in maintaining a relationship with us is buying better performing products at competitive prices. We believe that innovation is the key for both our customers and us in this regard.

While price and production capacity are still the main criteria in securing sales, our software and integration capabilities are becoming much more significant to our telecom customers and this should help diminish the commodity nature of this business going forward. Additionally, as a result of technical advances in our development programs, we are now able to market our products to top tier consumer electronic brands in China as well as governmental and financial agencies. We continue upgrading our scanning software to enable bureaucracies to record a wider variety of documents and script and are attempting to obtain local and national government accreditation for our products. Additionally, we have developed relationships with certain companies involved in the real estate market and hope to begin incorporating our security devices in their future development projects.

Competition

Competition in the electronic components market is intense. However, since the market for cellular phone cameras continues to expand in China and its export markets, we believe that demand will continue to meet industry capacity; provided, however, that margins may not remain at current levels without productivity improvements. As we become a more significant supplier to certain large PRC cell phone manufacturers, expand our software and integration capabilities and continue expanding our capacity, we are realizing small competitive advantages which we hope will improve our margins.

Competition is also intense in the security devices market. We hope to take advantage of our relationships with certain real estate companies to gain a competitive edge in this market.

While competition is strong in the scanner market, especially given the number of products already on the market, we believe our software incorporates a number of superior features. Growth in this business will be somewhat dependent on the specifications reflected in government procurement practices.

Intellectual Property Rights

We currently hold 66 patents, primarily registered in the PRC. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. There can be no assurance that steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others.

Electronic Manufacturing Services (“EMS”)

At present our EMS business consists of two primary services: (i) surface mount technology (“SMT”) for printed circuit board assembly; and (ii) cellular phone assembly, which usually incorporates our CCMs and printed circuit board and packaging. We invested in SMT machines and assembly equipment along with clean rooms and areas in late 2008 and revenues in fiscal 2009 were $1.8 million. The first full year of EMS business in fiscal 2010 saw expansion of the business to $9.0 million in revenues and a further expansion of capacity was implemented in 2011. Revenues in fiscal 2013 and 2012 were $14.3 million and $14.4 million, respectively. All of our customers for EMS are in the PRC and we charge them for our services in RMB.

Strategy

Our initial strategy for EMS was to build on our electronic components business by offering manufacturing services to both existing telecommunication customers as well as new customers looking to outsource the manufacturing or assembly of some of their products. Providing assembly services encouraged customers to also give us their SMT business.

However, in recent years our labor costs have increased to such an extent that assembly services at prevailing pricing are no longer profitable. Accordingly, we are concentrating on SMT services and gradually reducing our assembly work to only those customers for which we can get an adequate return and at the same time reducing our direct and indirect costs to a much lower breakdown level.

EMS requires significant investment, both in machinery and testing equipment as well as working capital. Large telecommunication customers in the PRC expect significant credit terms only. Given that we are effectively debt free, we will use our resources to maintain necessary capital expenditures and support working capital that will only be dedicated to support customer programs that will generate sufficient profitability.

To date all of our EMS customers have been based in the PRC although we have recently gained a Korean customer.

Manufacturing

Our EMS business currently occupies 33,990 square meters of production space in three of our buildings in our Dongguan, PRC facility.

We have one clean room containing ten SMT machines. We also have a total of thirty-three assembly and packing lines.

For fiscal 2014, we will have the capacity to produce approximately ten million circuit boards and assemble a similar quantity of cell phones or tablets. While we are focused on utilizing our SMT as near capacity as possible, we do not expect to do so for the foreseeable future. Additionally, we expect many of our assembly lines to be under utilized until such time as more profitable opportunities occur. Our capital investment to date is $12.4 million, of which we spent $0.8 million in fiscal 2013. In future years, if we produce a higher proportion of 3G circuit boards, we will need to add more specialized SMT machines and lease more sophisticated testing equipment.

Labor is the most significant cost in EMS and thus rising wages in Dongguan pose a significant threat to profitability. Additionally, lease rates for software/language testing equipment continue to increase. If productivity lags expectation or labor cost continues to rise, margins and profitability can be rapidly eroded so minimizing labor turnover by hiring quality labor is critical.

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

Major Customers

Revenues from sales to our largest EMS customer, Shenzhen TINNO Mobile Technology Co., Ltd., amounted to $8.6 million, or 10.7%, of consolidated net sales in fiscal 2013, of which $8.4 million were revenues from EMS, and $13.0 million, or 18.7%, of consolidated net sales in fiscal 2012, of which $10.3 million were contributed from the EMS segment.

Revenues from our top five EMS customers represented 16.5% and 20.7% of our consolidated net sales from continuing operations and 93.9% and 100% of segment sales in fiscal 2013 and 2012, respectively.

Marketing

Our marketing efforts were initially directed towards existing telecommunication customers for electronic components in the PRC. As their businesses, particularly exports to the third world, continued to grow, they sought subcontract partners that would also be able to defray some of their working capital investment.

Our willingness to invest in the necessary equipment and the quality and reliability of our production team satisfied our potential customers that subcontracting was a cost efficient way for them to continue to grow their business. However, in the last few years, despite the recent inflation in labor costs, there has been an unwillingness by the telecom customers to accept the subcontracting costs particularly for assembly have to rise. We are therefore de-emphasising assembly and concentrating our efforts on potential customers for SMT of 3G printed circuit boards which are more complex to produce and priced 30% above non 3G boards. We have continuous discussions with overseas telecom companies who want to participate in the Chinese market but do not expect any material business from them in fiscal 2014.

Competition

The EMS business, while capital intensive, is extremely competitive as it does not require complex proprietary technology. In order to compete effectively we need to emphasize our quality and reliability rather than trying to match competitors’ prices. Major telecommunication companies primarily require timeliness, quality and reliability, and will tried to place emphasis on these factors rather than focusing exclusively on price.

Others

The primary emphasis in Others over the previous two fiscal years has been to develop a medical instrument business for the PRC domestic market. We also continue to experiment and carry out modest development work in other areas.

Dongguan Microview Medical Technology Company Limited was incorporated in China to provide an operating entity to house our medical instrument business, which has moved from the development stages into an operational business. This business requires a manufacturing environment certified by Chinese FDA authorities and all medical products are subject to numerous approval processes. Our initial product, a disposable cannula incorporating a CMOS camera along with an integrated workstation, recently received Chinese FDA approval. Our product is now used in over 120 hospitals in China and in one province (Guanxi) , the official hospital reimbursement rate has been established which is required for any medical product for system wide use. Growth in this business depends on the number of doctors trained to use our instruments and we currently are increasing the number of physician trainers we retain. We also have developed three additional medical instruments currently undergoing field trials as part of the Chinese FDA certification process.

Late in fiscal 2012 we established a second subsidiary, Joke Media Limited, with the intent to install media displays for developing and distributing advertising and entertainment content for use in shopping centers, restaurants and hotels. We installed a trial system during fiscal 2013 and we will await the results before adjusting or expanding the business.

Strategy

The market for medical instruments in China is growing substantially but entry into the market is restricted by established hospital and distributor systems and product and procedure pricing is subject to approval of the provincial government where each hospital is located. Additionally, securing PRC FDA approval of our products requires extensive trials, which can be time consuming and expensive. To date our disposable cannula and workstation have received the necessary PRC FDA approvals and we are slowly achieving entry into the Guangdong Province market. We intend to expand our product offerings, all of which will be compatible with the workstation developed for our initial cannula. As with the cannula, Governmental approval and acceptance by distributors and provincial approval of product pricing will dictate the success of future products. Our growth will also depend on the willingness of consumers in the PRC and elsewhere to pay a premium for products that improve the safety of existing procedures.

Our strategy for our media business is to mirror existing display/advertising concepts, but utilize a centralized messaging center to provide media data to the displays, thus avoiding costly manual data changeovers. The future direction for this business will be evaluated following the results of our trial system installed during fiscal 2013.

Product Design and Development

The principle development work in “others” over the last two years has been devoted to medical instruments and some solar devices. Development expenses for others were approximately $137,000, $160,000 and $174,000 in fiscal 2011, 2012 and 2013, respectively.

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

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of six of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct marketing, administration and other activities in Hong Kong. Accordingly, we may be adversely affected by factors affecting Hong Kong’s political situation and its economy or its international political and economic relations.

No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

C.	Organizational structure.

The following chart sets forth the significant subsidiaries owned, directly or indirectly, by the Company as of June 30, 2013.

Name	Abbreviation	Principal Activities	Place of Incorporation	Percentage of Equity Interest Held
Global Appliances Holdings Limited	GAH	Investment Holding	British Virgin Islands	100.0
Global Display Holdings Limited	GDH	Investment Holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	KLS	Leasing of a property and the rendering of administration and management services	Hong Kong	100.0
GT Investments (BVI) Limited	GTI	Investment Holding	British Virgin Islands	100.0
Consortium Investment (BVI) Limited	CIBL	Investment Holding	British Virgin Islands	100.0
Global Optics Limited	GOL	Trading of raw materials and electronic and optical components	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	DWS	Provision of cellular phone assembly services	China	100.0
Dongguan Lite Array Company Limited	DGLAD	Developing, manufacturing and marketing of electronic and optical components and provision of cellular phone assembly services	China	100.0
Dongguan Microview Medical Technology Company Limited	DMC	Manufacturing and distribution of medical instruments	China	100.0
Joke Media Limited	SLD	Media services	China	100.0
Lite Array Holdings Limited	LAH	Investment Holding	British Virgin Islands	30.0
Litewell Technology (HK) Limited	LWH	Design and trading of OLED production equipment and corresponding materials	Hong Kong	30.0
Dongguan Litewell (OLED) Technology Limited	DLW	Research & Development of OLED equipment	China	30.0
Global Household Products Limited	GHP	Trading of household appliance products	Hong Kong	100.0
Pentalpha Medical Limited	PEL	Inactive	Hong Kong	100.0
Pentalpha Hong Kong Limited	PHK	Inactive	Hong Kong	100.0
Global-Tech USA, Inc.	GTU	Provision of consultation services	United States	100.0
Global Lite Array (BVI) Limited	GLA	Investment Holding	British Virgin Islands	76.75
Lite Array, Inc.	LAI	Inactive	United States	76.75

Global-Tech (“GAI”) is a holding company, which does not engage in daily business operations other than owning subsidiaries and holding investments in operating and trading companies. GT Investments (BVI) Limited is the immediate holding company of Pentalpha Hong Kong Limited, Pentalpha Medical Limited and Global Household Products Limited.

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

Global Display Holdings Limited is the immediate holding company of Global Optics Limited and Dongguan Microview Medical Technology Company Limited.

Global Lite Array (BVI) Limited is the immediate holding company of Lite Array, Inc.

MasterWerke Limited and Global Digital Imaging Limited were dissolved on May 2 and May 8, 2012 respectively.

Global Auto Limited and Global Rich Innovation Limited were dissolved on February 26 and February 28, 2013 respectively.

Wing Shing Overseas Limited was dissolved on May 28, 2013.

D.	Property, plant and equipment.

China

Our manufacturing facility located in Dongguan, China has a land use area of 207,300 square meters. We have the right to use such land, which we acquired from the Dongguan local government.

We have obtained land use right certificates for a substantial portion of our land with an aggregate area of 183,900 square meters as well as the related property ownership certificates for our production premises. The formal grant of land rights is required should we decide to sell this property. Although we presently have no intention to pursue this option, the local government still has the right to demand additional transfer fees before issuance of any land use right certificates. The application for the remaining portion of land is currently in process with the appropriate governmental agencies in China. Upon expiration of the 50-year lease term of the land, we have the right to extend the lease for an additional 20 years upon payment of a fee of approximately $23.00 per square meter for the whole land use right extension. The land use rights lease for the Dongguan facility between the Company and the People’s Government of Qingxi Township, Dongguan City, Guangdong Province is for a term of 50 years ending August 7, 2043.

The manufacturing complex includes 40 buildings, of which 12 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings house manufacturing, quality control, warehousing, product development and administrative functions. We have obtained a portion of the property ownership certificates for buildings (29 out of a total of 40 properties) and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreational areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 174,000 square meters.

As a result of our exit from the home appliance business, approximately 88,000 square meters of production space and 10,000 square meters of dormitories were no longer needed for our operation. Of the production space, 61,000 square meters is warehouse space and the balance includes production equipment available for sale or rent. Of the dormitories, 6,500 square meters are available for rent. We began leasing the space to independent third parties in fiscal 2013 and through March 31, 2013, we had leased 23,000 square meters of production space to be used as warehouse space. Subsequent to our fiscal year end, we have leased a further 30,000 square meters also for warehousing. The average rental is RMB9 (net of VAT) per square meters per month and it is expected that our net rental income will exceed the depreciation and maintenance on the idle facilities in fiscal 2014.

We maintain an office in Shenzhen of approximately 600 square meters for our electronic components sales staff and an accounting department for our PRC subsidiaries. We also maintain an office in Guangzhou for our medical sales group. Our total rent for these two offices is approximately $16,400 per month.

Subsequent to March 31, 2013, we purchased office space of approximately 1,000 square meters for RMB25.9 million (equivalent to US$4.2 million) in Shenzhen and will vacate our existing leased office space in August 2013.

Hong Kong

In April 2008, we entered into three renewal lease agreements with Wing Shing Products Company Limited (“Wing Shing Products”), a company owned in part by our Chief Executive Officer, John Sham, with a total area of 25,690 square feet of space leased for our executive offices, administrative group and warehouse at a rate of approximately $173,000 per annum. On January 1, 2012, we amended the lease agreement with Wing Shing Products that reduced the total area to 11,010 square feet at a rate of approximately $70,786 per annum. In April 2012, we amended the lease agreement with Wing Shing Products to increase the rent to $113,043 per annum. From February 2013, we further reduced the total rental space we leased to 7,340 square feet at an annual rent of $75,360 per annum.

We believe that our administrative office space in Hong Kong and China will be adequate for the operation of our business for the foreseeable future. We believe that our manufacturing facility in Dongguan will also be adequate for the operation of our business for the foreseeable future. We anticipate that any further expansion of our Electronic Components or EMS businesses could increase utilization at the Dongguan facility and eventually require us to renovate one of the buildings formerly used in the operation of our home appliance business.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

A. Operating Results.

Fiscal Year Ended March 31, 2013 Compared with Fiscal Year Ended March 31, 2012

In fiscal 2013, we reported our results of operations in three segments: (i) electronic components; (ii) electronic manufacturing services (“EMS”); and (iii) others. These segments were managed separately and were characterized by different originations, processes and locations. Through December 2011 we had a fourth reportable segment: home appliances. As a result of our exit from the home appliance business in January 2012, we began reporting these operations as discontinued operations as of March 31, 2012. Because our segment results are reported on a continuing operations basis, we have three remaining reportable segments for fiscal 2013: (i) electronic components; (ii) electronic manufacturing services (“EMS”); and (iii) others.

The following discussion of our financial condition and results of operations excludes the results of our discontinued operations unless otherwise noted. See Note 18, “Discontinued Operations” in the accompanying consolidated financial statements for further discussion of these operations.

Electronic Components segment

	Fiscal Years Ended March 31,
	2013	2012	2011
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(86.2)	(87.9)	(88.8)

Gross profit	13.8	12.1	11.2
Selling, general and administrative expenses	(8.6)	(7.5)	(7.1)

Operating income	5.2%	4.6%	4.1%

Net sales. Our net sales include sales of electronic components (primarily CCMs), products incorporating CCMs and raw materials for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable. Sales are typically denominated in RMB for sales in the PRC and denominated in US$ for export sales. Our most significant material costs are typically denominated in dollars but all our other costs are in local currency.

The CCM business, which constitutes the bulk of our net sales of electronic components, was established in mid-fiscal 2006, and expanded rapidly until the worldwide economic slowdown in the fall of 2008. Recently, the business has seen gradual improvement as the Chinese telecommunication market has resumed growth. Net sales in fiscal 2013 increased 19.8% to $65.2 million from net sales of $54.4 million in fiscal 2012.

Unit sales in fiscal 2013 increased 11.2% to 22.8 million units of which 34% were commodity type VGA units and the balance higher pixel units. However, one of our most significant customers downgraded from 5.0 megapixels to 3.0 megapixels in their primary export cellphones and our high value 5.0 CCMs only accounted for 10% of units, considerably below expectations. Unit prices declined 20% for VGA units and 25% for the other units during the year as supply in China continued to exceed demand.

We expect unit sales will increase marginally in fiscal 2014, but we expect a better mix and are optimistic that pricing will remain stable. Additionally with our investment in COB, we will be able to market 5.0 and 8.0 megapixel CCMs for tablets and 4G phones at more competitive prices.

Our product sales of scanners and security device incorporating CCMs did not meet our expectations in fiscal 2013, but amounted to $3.8 million of incremental business. We expect a modest increase in this business in fiscal 2014 primarily from our range of document scanners, but establishing a more effective distribution network will be essential for this business to grow materially.

Gross profit. Gross profit in fiscal 2013 was $9.0 million or 13.8% of net sales compared to $6.6 million or 12.1% of net sales in fiscal 2012. Gross profit is directly related to the mix of business since unit labor and overhead is the same for each type of CCM. Therefore, the higher the pixel count (and thus a higher price), the greater the contribution which is why improving the mix of the business has a major impact on gross profit.

Sensors and lenses, the key components in CCMs, continue to decline in cost at a similar rate as the camera modules themselves. Material costs as a percentage of sales have been gradually improving over the last three years and were at 75% in fiscal 2013 versus 78% in fiscal 2012. The improvement in 2013 was primarily due to achieving better yields from slightly lower grade VGA sensors.

The labor content for each CCM is the same regardless of pixel count but direct labor costs continue to escalate due to inflation in pay rates and benefits in excess of 10% per annum. Direct labor and overhead in fiscal 2013 were 3.6% and 7.5% of net sales respectively compared to 3.5% and 5.4%, respectively, in fiscal 2012. Overhead increased $1.9 million in 2013 to $4.8 million due primarily to significant increases in social insurance rates and utilities, both of which are likely to increase again in fiscal 2014.

There is an indication that our cost increases may be more manageable as the growth rate in China is slowing, so volume growth and an improving mix of business along with cost savings from COB production will remain critical to improving profitability in fiscal 2014.

Selling, general and administrative expenses. SG&A expenses in fiscal 2013 were $5.6 million or 8.6% of net sales compared to $4.0 million or 7.5% of net sales in fiscal 2012. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. Our personnel costs rose primarily due to the impact of continuing wage inflation. We spent $0.2 million on development programs in fiscal 2013 and do not expect it to increase significantly in fiscal 2014.

Operating income, net. Operating income in fiscal 2013 was approximately $3.4 million or 5.2% of net sales compared to an operating income of approximately $2.5 million or 4.6% in fiscal 2012.

Other income (expenses), net. Other income (expense), net in fiscal 2013 was a gain of approximately of $0.4 million compared to a gain of $0.5 million in fiscal 2012. The primary component of other income (expenses), net in both years was government grants that support “high-tech” activities in the PRC domestic market.

Segment income (loss). Segment profit in fiscal 2013 was $3.7 million compared to a segment profit of $2.9 million in fiscal 2012.

EMS segment

EMS consists of two allied functions: SMT automated processing for printed circuit board assembly and final assembly and testing of cell phones. Both functions serve telecommunication customers in the PRC. While assembly is a low margin business, offering this service to our telecom customers has helped secure their business for our more profitable CCM and SMT business.

This business became a separate segment in fiscal 2010.

	Fiscal Years Ended March 31,
	2013	2012	2011
Net revenues	100.0%	100.0%	100.0%
Operating costs	(98.0)	(73.6)	(82.8)

Gross profit	2.0	26.4	17.2
Selling, general and administrative expenses	(27.1)	(24.8)	(21.4)

Operating income (loss)	(25.1)%	1.6%	(4.2)%

Net revenues. Our net revenues include fees for SMT processing and assembly of mobile phones. Revenues in fiscal 2013 were $14.3 million compared to $14.4 million in fiscal 2012.

At the revenue levels achieved in fiscal 2013, we were still operating at less than optimal production. Delays in securing key new customers, due primarily to general slowing of export markets, continued to impact the business. Expansion of this business will continue to depend on our ability to attract new customers, particularly from outside the PRC.

As discussed elsewhere in this annual report, we have made significant capital investments in the expansion of the EMS business in order to establish an efficient level of production capacity. We have the capacity to generate up to $25 million in annual revenues, with no further significant investment in capital but do not expect to achieve this level of business in the immediate future.

Gross profit. Gross profit in fiscal 2013 was approximately $0.3 million or 2.0% of revenues compared to a gross profit of $3.8 million or 26.4% in fiscal 2012. Gross profit was impacted materially by major labor issues. Turnover was high which led to poor productivity and the quality of the labor and supervision available in Dongguan was not acceptable even though wages and benefits were increased to a very competitive level. Unless labor productivity is improved significantly going forward, certain EMS assembly services will no longer be offered to our customers. Direct labor was $5.9 million and overhead excluding depreciation was $7.4 million or 41.4% and 51.9% respectively of net revenues compared to $4.2 million and $5.8 million in fiscal 2012 or 28.8% and 40.0% of net revenues respectively. The principal elements of overhead are supervisory labor of $2.4 million, utilities, software testing charges and PRC social insurance for labor. Depreciation in fiscal 2013 was approximately $972,000 compared to $918,000 in fiscal 2012.

Selling, general & administrative expenses. SG&A expenses in fiscal 2013 were $3.9 million or 27.1% of revenues and were $3.6 million or 24.8% of revenuse in fiscal 2012. The primary components of SG&A are personnel and travel and entertainment costs for the sales and marketing group. The compensation programs for our sales staff are currently being amended to focus on adding new customers and achieving price increases. Included in SG&A in fiscal 2013 were development costs of $0.4 million compared to $0.3 million in fiscal 2012.

Operating income (loss), net. Operating loss in fiscal 2013 was approximately $3.6 million or 25.1% of net revenues compared to an operating income of approximately $0.2 million or 1.6% of net revenues in fiscal 2012. In fiscal 2014, we will reduce our overhead and SG&A staff levels to reflect changes in our EMS business.

Other income (expenses), net. Other income, net in fiscal 2013 was approximately $262,000, whereas, in fiscal 2012, this comprised of other expenses, net of approximately $8,200. In fiscal 2013 the primary other income was a handling fee related to procuring materials for a customer and paying the associated VAT.

Segment income (loss). Segment loss in fiscal 2013 was approximately $3.3 million compared to segment income of approximately $0.2 million in fiscal 2012.

As a result of the poor financial performance, the EMS group was reorganized, new management installed and a new customer secured. We believe the EMS segment will return to profitability by the third quarter of fiscal 2014, as we reduce the amount of assembly work, reduce our overhead and more importantly focus more on our SMT services which remain competitive and profitable.

Others segment

Net sales of other products in fiscal 2013 were approximately $1.6 million, and were primarily from sales of disposable medical devices, motors and small appliances. Net sales of other products in fiscal 2012 were approximately $0.8 million, which were primarily from sales of disposable medical devices.

We generated a gross profit of approximately of $1.0 million in fiscal 2013, compared to approximately $0.3 million in fiscal 2012.

The operating loss in fiscal 2013 was approximately $1.4 million, compared to approximately $0.7 million in fiscal 2012. Selling, general and administrative expenses increased $1.5 million from fiscal 2012 due to the accounting for many of our common charges in our Dongguan facility that had previously been absorbed by the home appliances business as well as added personnel for our potential medical device business and an increase in government fees and taxes. The segment loss in fiscal 2013 was $1.2 million, compared to $0.6 million in fiscal 2012. In both years the primary cause for losses was our initial development and distribution programs for medical products and in fiscal 2013 the additional common charges have further increased the loss.

Corporate

Selling, general and administrative expenses. Non-allocable corporate expenses were $4.3 million in fiscal 2013 compared to $2.0 million in fiscal 2012. Expenses in fiscal 2013 included non-cash stock compensation expenses of approximately $267,000 compared to $34,000 in the prior year. Corporate expenses in fiscal 2013 reflected an increase of approximately $2.3 million mainly due to an increase of stock compensation expenses, insurance premiums and corporate salaries costs. Many of these costs are reflected in discontinued operations in prior years. The primary components of corporate expenses are audit fees and legal and professional fees (approximately $627,000 in fiscal 2013 as compared to approximately $673,000 in fiscal 2012) and the cost of senior management and administrative staff of $1.7 million compared to $0.9 million in fiscal 2012 (also $1.7 million in fiscal 2011).

Other operating income (expenses), net. Other operating income in fiscal 2012 of $29,000 related to proceeds from the settlement of a lawsuit. No such proceeds are recorded in other operating income (expenses) in fiscal 2013.

Interest income, net. Interest income, net was approximately $1.6 million in fiscal 2013, including $0.8 milllion reversal of potential interest related to potential tax adjustments, compared to $0.2 million which reflected an accrual for interest related to potential tax adjustments of $0.2 million in fiscal 2012. In fiscal 2013, we had an average invested fund balance, which includes cash and cash equivalents, restricted cash and available-for-sale investments, of approximately $48.0 million, with an average rate of return of 1.75% as compared to an average invested balance of approximately $47.4 million, with an average rate of return of 0.8% in fiscal 2012.

Other income (expenses), net. In fiscal 2013, the major components of other income (expenses), net, in corporate included foreign exchange gains of approximately $225,000, a tax penalty of $258,000, rental income of $178,000 and a loss on the disposal of fixed assets of approximately $44,000. In fiscal 2012, the major components of other income (expenses), net, in corporate included foreign exchange gains of approximately $167,000, loss on disposal of fixed assets of $86,000 and a reversal of an accrual for potential litigation of $500,000. (See Note 16—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of Other income (expenses), net).

Income tax. Our financial statements include a provision for income tax benefits of approximately $0.8 million in fiscal 2013 which mainly represents a reversal of potential tax provisions, compared to a provision of $1.3 million in fiscal 2012 primarily for EIT profit tax in the PRC.

We are not subject to taxation in the British Virgin Islands, however we are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the standard tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% for both fiscal 2013 and 2012, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations and comprehensive income reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. During the 5th Session of the 10th National People’s Congress of the PRC, which concluded on March 16, 2007, a unified enterprise income tax law, or EIT, was approved and became effective on January 1,

2008. The EIT Law introduced a wide range of changes which included the unification of income tax rates for domestic-invested and foreign-invested enterprises at 25%. Subsequently, Dongguan Lite Array qualified as a High and New Technology Enterprise (“HNTE”) which entitles it to pay a preferential tax rate of 15% so long as it remains classified as an HNTE. Taxes in China are based upon the financial statements of our two PRC subsidiaries based upon their preparation in accordance with PRC GAAP. Certain inter-company transactions could be interpreted by the local authorities as taxable transactions. In accordance with the provisions of FASB ASC 740, such transactions have been assessed and reflected in the computation of income taxes payable. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes.

Income (loss) from continuing operations. The loss from continuing operations in fiscal 2013 was $2.8 million compared to income of $43,000 in fiscal 2012 due to the significant deterioration in income from operations.

Income (loss) from discontinued operations. Income from discontinued operations, net of tax was $0.7 million in fiscal 2013 compared to $1.4 million in fiscal 2012. Discontinued operations represent the home appliances segment that ceased operation in January 2012. Income in fiscal 2013 was generated from the sale of machines, materials and parts from inventory previously written off in prior years. Income from discontinued operations in fiscal 2012 represented nine and a half months of the home appliances segment.

Net income (loss). Net loss for the group for fiscal 2013 was approximately $2.0 million, or $0.65 per share, as compared to a net income of $1.4 million, or $0.46 per share for fiscal 2012.

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

The results of the Home Appliances segment were included in income (loss) from discontinued operations on the face of the consolidated statements of operations and comprehensive income (see Note 18 of Notes to Consolidated Financial Statements for a detailed breakdown).

Net Sales. Our net sales include sales of finished goods, parts and accessories, and tooling income from procuring, designing and manufacturing molds for certain products that our customers choose to own. Net sales consist of gross amounts invoiced less discounts. Revenues from product sales are recognized at the time of shipment when title and risk of loss pass. Under the Company’s standard terms and conditions of sale, which are mainly FOB shipment point, title and risk of loss transfer to the customer at the time product is delivered to the customer’s freight forwarder, and revenue is recognized accordingly.

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

Direct labor as a percentage of sales was 6.4% and 6.6% in fiscal 2012 and 2011 respectively. Despite a significant increase in wage rates, the efficiency and resulting productivity of the organized exit program was sufficient to offset this. Overhead in fiscal 2012 was $3.2 million, $3.0 million lower than the prior year. This was primarily due to a write-back of provision for severance program for the home appliance personnel of $1.6 million. Overhead in fiscal 2012 included depreciation of $1.4 million and utilities of $1.4 million compared to $1.6 million and $1.6 million respectively in fiscal 2011. The reduction was due to production being only for nine and a half months in fiscal 2012 as opposed to the full year in fiscal 2011.

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

Other income (expense), net. Other income (expense), net of $1.2 million in fiscal 2012 was a result of an impairment loss for machinery used in the home appliance operation. Other income in fiscal 2011 was $59,000 which was immaterial.

Provision for income taxes. A $25,000 provision for PRC income taxes on the profits of Dongguan Wing Shing, the manufacturing company for home appliances was accrued in 2012.

Income (loss) from discontinued operations. In fiscal 2012, we generated an income from discontinued operations of approximately $1.4 million compared to a loss from discontinued operations of $1.8 million in fiscal 2011.

The facilities previously occupied by the home appliance business are being offered for rent. The annual depreciation and maintenance charges for the space to be rented are estimated to be $1.2 and $1.4 million, respectively. Annual rental, if the facilities are successfully leased, is expected to be $1.7 million annually if the full 88,000 square meters of production space were rented and the lessees would be required to reimburse the Company for a significant portion of the maintenance costs. As of the filing date, 53,000 square meters of the available space has been rented and discussions with other potential lessors are ongoing.

Electronic Components segment

	Fiscal Years Ended March 31,
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(87.9)	(88.8)	(87.5)

Gross profit	12.1	11.2	12.5
Selling, general and administrative expenses	(7.5)	(7.1)	(6.9)

Operating income (loss)	4.6%	4.1%	5.6%

Net sales. Our net sales include sales of electronic components (primarily CCMs) and raw materials for customer prototypes. Net sales consist of gross amounts invoiced less discounts and VAT, if applicable. Sales are typically denominated in US$, except for customers based in the PRC, which are denominated in RMB. Our material costs are also typically denominated in dollars but all our other costs are in local currency.

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

Unit sales in 2012 increased 10.2%, but with a significantly improved mix of higher pixel count modules, average unit pricing increased over 20.0%, sales of 3.0 and 5.0 megapixel units increased over 400% and many of our telecom customers are switching to higher quality cameras for their mobile phones and PDAs, particularly their 3G products.

Gross profit. Gross profit in fiscal 2012 was $6.6 million or 12.1% of net sales compared to $4.8 million or 11.2% of net sales in fiscal 2011. The CCM and other electronic components businesses are increasingly competitive with the proprietary technology being maintained by the sensor and lens suppliers, thus margins reflect a commodity type business. Margins in fiscal 2012 were helped by the sale of a greater percentage of higher pixel units as well as higher production absorption of fixed overhead offset by increasing labor costs. Margins in fiscal 2011 were impacted by falling prices, which fortunately were offset to some extent by production efficiencies. Direct labor and overhead in fiscal 2012 were 3.5% and 5.4% of net sales, respectively, compared to 3.9% and 6.6%, respectively, in fiscal 2011. Labor costs in US dollars increased substantially in fiscal 2011 due to wage inflation, the implementation of new labor laws and strength of the RMB. CCM production requires skilled labor, which remains in high demand in Guangdong province. It continues to be necessary to offer increasingly higher wages and benefits to remain competitive, and we expect our labor costs to increase at least 10% in local currency in fiscal 2013. Because the labor content for each CCM is the same regardless of pixel size, the trend toward higher pixel modules reduces the percentage labor cost. Overhead excluding depreciation was $2.6 million in fiscal 2012, an increase of approximately $62,000 from fiscal 2011 primarily due to the impact of the new social security law on labor benefits and the increase in electricity costs due to higher oil prices. Material cost in fiscal 2012 was 78.2% of net sales, a slight decrease from 78.3% in the prior year. Since inception, material cost has consistently remained around 80.0% of net sales. Volume growth and an improving mix remain critical to improving profitability.

Selling, general and administrative expenses. SG&A expenses in fiscal 2012 were $4.0 million or 7.5% of net sales compared to $3.0 million or 7.1% of net sales in fiscal 2011. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. Our personnel costs rose primarily due to the impact of currency appreciation and continuing wage inflation. We spent $0.1 million on development programs in fiscal 2012.

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

EMS segment

EMS consists of two allied functions: SMT automated processing for printed circuit board assembly and final assembly and testing of cell phones. Both functions serve telecommunication customers in the PRC. While assembly is a low margin business, offering this service to our telecom customers helps secure their business for our more profitable CCM and SMT business.

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

Gross profit (loss). Gross profit in fiscal 2012 was $3.8 million or 26.4% of revenues compared to a gross profit of $2.5 million or 17.2% in fiscal 2011. Direct labor was $4.2 million and overhead excluding depreciation was $5.8 million or 28.8% and 40.0%, respectively, of net sales compared to $4.6 million and $6.6 million in fiscal 2011 which were 31.2% and 45.0% of net sales, respectively. The labor turnover and productivity issues that plagued us in prior years were addressed in fiscal 2012, with fair progress being made. This was due in part to a general slowdown in the low technology export business in Guangdong, which eased wage pressures and freed up labor. The principal elements of overhead are supervisory labor of $1.9 million, electricity for the SMT machines and clean room, software testing charges for mobile phone assembly and social security taxes for labor. Depreciation in fiscal 2012 was approximately $0.9 million compared to $0.8 million in fiscal 2011.

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

Other expenses, net. Other expenses, net in fiscal 2012 and 2011 were approximately $8,000 and $71,000, respectively.

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

We generated a gross profit of approximately $0.3 million in fiscal 2012, primarily from the sale of medical instruments, compared to an approximately $0.2 million gross loss in fiscal 2011.

The operating loss in fiscal 2012 was approximately $0.7 million, compared to approximately $1.0 million in fiscal 2011 and the segment loss in fiscal 2012 was $0.6 million, compared to $1.0 million in fiscal 2011. In both years the primary cause for losses was our initial development and distribution programs for medical products.

Corporate

Selling, general and administrative expenses. Non-allocable corporate expenses were $2.0 million in fiscal 2012 compared to $4.3 million in fiscal 2011. Expenses in fiscal 2012 included non-cash stock compensation expenses of approximately $34,000 compared to $500,000 in the prior year. Corporate expenses in fiscal 2012 reflected a decrease of $2.3 million mainly due to a decrease of stock compensation expenses, legal and professional fees, donations and corporate salaries. The primary components of corporate expenses are audit fees, legal and professional fees (approximately $0.7 million in fiscal 2012 as compared to approximately $0.9 million in fiscal 2011) and the cost of senior management and administrative staff of $0.9 million compared to $1.7 million in fiscal 2011.

Other operating income (expenses), net. Other operating income of approximately $29,000 in fiscal 2012 arose mainly from proceeds from the settlement of a lawsuit. Other operating income in fiscal 2011 of $1.1 million represents the result of a reversal of an accrual for loss contingencies related to pending litigation.

Interest income, net and other income (expenses). Interest income, net included approximately $177,000 accrual for potential interest related to potential tax adjustments in fiscal 2012, compared with $308,000 resulting from a reversal of potential interest related to potential tax adjustments in fiscal 2011. Interest income from bank deposits and other short-term investments in fiscal 2012 and fiscal 2011 were approximately $0.4 million and $0.5 million, respectively. In fiscal 2012, we had an average invested fund balance, which includes cash and cash equivalents, time deposits, restricted cash and available-for-sale investments, of approximately $47.4 million, with an average rate of return of 0.8% as compared to an average invested balance of approximately $40.2 million, with an average rate of return of 1.2% in fiscal 2011. In fiscal 2012, the major components of other income (expenses), net, in corporate included foreign exchange gains of approximately $167,000 and loss on the disposal of fixed assets of $86,000 and reversal of an accrual for potential litigation of $500,000. In fiscal 2011, the major components of other income (expenses), net, in corporate included foreign exchange losses of approximately $615,000, loss on disposal of fixed assets of $4,000 and other sundry income of $1.1 million. (See Note 16—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of Other income (expenses), net.)

Income tax. Our financial statements include a provision for income tax of approximately $1.3 million in fiscal 2012 primarily for CIT profit tax in the PRC and of $110,000 in fiscal 2011.

We are not subject to taxation in the British Virgin Islands, however we are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the standard tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% for both fiscal 2012 and 2011, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations and comprehensive income reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

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

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2013, our net cash provided by operating activities was approximately $9.9 million as compared to approximately $13.4 million net cash provided by operating activities in fiscal 2012. This reflects the net loss of $2.0 million recorded in fiscal 2013 compared with a net income of $1.4 million in fiscal 2012. Receivables in fiscal 2013 decreased $10.6 million, deposits and other assets increased $4.3 million and our other operating assets and liabilities decreased $2.1 million, compared to a decrease in receivables, inventories and other operating assets and liabilities in fiscal 2012 of $5.3 million, $5.5 million and $4.9 million, respectively. The decrease in working capital in fiscal 2013 of $8.6 million was due primarily to our $3.0 million payment of cash dividends and $7.6 million purchase of property, plant and equipment.

Working capital as of March 31, 2013 was $45.4 million compared to $54.0 million as of March 31, 2012. Cash and cash equivalents, time deposits, restricted cash and short-term investments increased $0.6 million. Our cash and cash equivalents and restricted cash amounted to $47.0 million as of March 31, 2013. Of this $24.5 million (of which $23.7 million was originally denominated in RMB, equivalent to RMB147.1 million) was in banks in the PRC, $13.6 million in banks in Hong Kong and the balance with financial institutions in the US. Our short-term bank loans in the PRC amounted to RMB30.0 million and RMB25.2 million (equivalent to $4.8 million and $4.0 million) as of March 31, 2013 and 2012, respectively. Our borrowing capacity is limited to the amount of cash we have on deposit so we have not effectively been extended credit and we are not likely to be extended credit in the PRC in the future. All of our cash and related short-term deposits and short-term investments are in very short-term safe securities.

Accounts and bills receivable were $19.7 million at the end of fiscal 2013, compared to $30.3 million at the end of fiscal 2012. Receivables at March 31, 2013 represented 89 days of net sales compared to 89 days of sales from continued and discontinued

operations at March 31, 2012. Accounts and bills receivable for electronic components and EMS businesses represented 88 days and 100 days, respectively, of sales in fiscal 2013. Our large CCM customers in China are granted credit terms and as is customary in the PRC, the bills they issue typically mature after 90 days, therefore we expect our domestic receivables to continue increasing in fiscal 2013 as sales in the PRC increase.

Our aggregate capital expenditures during fiscal 2013 and 2012 were $7.6 million and $0.8 million, respectively. Capital expenditures in fiscal 2013 primarily included expansion of existing clean room space and purchase of equipment and machinery, most of which was related to our COB facility. Our capital commitments as of March 31, 2013 and 2012 were approximately $4,211,595 and $169,682, respectively. The significant commitment as of March 31, 2013 is for the purchase of office space in Shenzhen.

Our revolving credit facilities are provided Standard Chartered Bank, Industrial and Commercial Bank of China Ltd., Agricultural Bank of China and China Construction Bank Corporation with an aggregate facilities limit of approximately $15.9 million, as of March 31, 2013. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements but as of March 31, 2013, banking facilities of RMB30.0 million (equivalent to US$4.8 million) were utilized. (See Note 14—Short-term bank loans and Banking Facilities of Notes to Consolidated Financial Statements.)

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

We anticipate that cash from operating activities and our quick assets will adequate to satisfy our capital requirements for at least the next two years.

Inflation. For the last five years inflation in Hong Kong has ranged from (1.6%) to 7.9% (approximately 4.1% during 2012 and 3.8% for the first four months of 2013). Currently inflation in Hong Kong has little effect on our operations as much of our costs are fixed and wage increases are discretionary.

While the appreciation of the Renminbi has had the biggest impact on the Company’s competitiveness, we also have been impacted by wage and utility inflation in China, particularly in the last few years. While the official inflation rate has abated recently due to the slowdown in manufacturing, it is still reported as approximately 5% per annum.

Currency and exchange rates. The functional currency of the Company is the U.S. dollar. The functional currencies of our subsidiaries in locations outside the U.S. are either the respective local currencies or the U.S. dollar. Most of our sales are denominated in RMB since only our export sales are made in US$. With the growth of our PRC Telecom business and the discontinuance of home appliance business, most of our revenues in the future will be in RMB. The majority of our expenses, including salaries and wages and other production and administrative costs are denominated in Hong Kong dollars and RMB. Certain raw materials and capital equipment are purchased using a variety of currencies including the U.S. dollar, RMB, Japanese yen and the EURO, but the majority of purchases are made in RMB. In prior years, we have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions. However, in the event that the Renminbi continues to appreciate against the U.S. dollar we may need to reconsider whether hedging our positions is appropriate. (See Note 3(q) of Notes to Consolidated Financial Statements.)

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

•

Valuation of long-lived assets. The Company evaluates long-lived assets, such as property, plant and equipment or an other asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with FASB ASC 360 “Property, Plant and Equipment”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their recoverable amount. During the fiscal years ended March 31, 2013, 2012 and 2011, impairment losses of nil, $1,230,727 and nil, respectively relating to property, plant and equipment were recognized in the consolidated statements of operations and comprehensive income.

•

Warranty cost. The Company estimates the warranty cost for defective products based on various factors including the likelihood of defects, an evaluation of our quality controls over the manufacturing processes, technical analysis, industry information on comparable companies and our history. Based on the above criteria, the Company has accrued for warranty costs of $403,627, $729,528 and $296,410 as of March 31, 2013, 2012 and 2011, respectively. The basis and the amount of the warranty accrual are reviewed and adjusted to reflect actual experience.

•

Deferred tax valuation allowance. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For financial reporting purposes, the Company established valuation allowances by tax jurisdiction for deferred tax assets which management believes it is more likely than not that the deferred tax assets will not be realized in the foreseeable future. As of March 31, 2013 and 2012, the Company had tax losses carried forward of $23,591,422 and $20,843,486 respectively, which included tax losses of $4,114,021 and $2,196,670 respectively that are available indefinitely for offsetting future taxable income of the companies in which these losses arose. Tax losses of $19,477,401 and $18,646,816 as at March 31, 2013 and 2012, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities based on the technical merits of the tax positions taken and probable outcome of a tax assessment. Based on an evaluation of these uncertain tax positions, we have to estimate the potential income tax expense and any related penalties and interest. This has resulted in significant income tax expense being accrued in previous loss years since not all subsidiaries are in a loss position for tax purposes and there is no off-setting allowed between subsidiaries in the PRC and Hong Kong.

•

Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overheads. For the fiscal years ended March 31, 2013 and 2012, write-downs of inventories to fair market value of $867,312 and $932,848, respectively, were recognized in the consolidated statements of operations and comprehensive income.

•

Allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against the allowance for doubtful accounts.

•

Contingencies. The Company accounts for various uncertain events, or contingencies in accordance with FASB ASC 450 “Contingencies”. Under FASB ASC 450, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated. Management judgment is required in deciding the amount and timing of any accrual for a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, the Company assesses the likelihood of any adverse judgment or outcomes in any litigation, as well as potential ranges of probable losses. However, the actual results may differ from such estimates and the difference may be material.

•

Uncertain tax provision. As of March 31, 2013, the Company has recognized $4,879,338 of liabilities for unrecognized tax benefits and, in addition, $651,721 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of March 31, 2013, the Company classified $4,879,338 of its liabilities for unrecognized tax benefits and $651,721 of interest and penalties as current liabilities.

Recent accounting pronouncements

(i)

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities”, which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The Company believes that its adoption of these ASUs will not have any material impact on its consolidated financial statements.

(ii)	In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2013-02 will not have any material impact on its consolidated financial statements.

C.	Research and development, patents and licenses, etc.

We spent approximately $0.8 million, $0.7 million and $1.1 million, respectively, on product design and development in each of the fiscal years 2013, 2012 and 2011. These expenses were primarily attributable to salaries and wages for technical staff and prototyping and cost of samples. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview.”

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

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2013:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Capital Commitments(1)	4,211,595	4,211,595	—	—	—
Operating Lease Commitments(2)	11,115,959	754,386	727,184	704,956	8,929,433

Total Contractual Obligations	15,327,554	4,965,981	727,184	704,956	8,929,433

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2043.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2013 are set forth below:

Name	Age	Position
John C.K. Sham(1)	50	Chairman, Chief Executive Officer, Acting Chief Financial Officer and Director
Brian Yuen(1)(2)	57	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui(2)(3)	55	Director
Ken Ying-Keung Wong(3)	64	Director
Barry J. Buttifant(3)	68	Director
Ryan L. Long	34	Vice President and General Counsel, Lite Array Inc.

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

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

Patrick Po-On Hui has served as a director of Global-Tech since March 2000. Mr. Hui is a practicing attorney and has been a partner at Messrs. Iu, Lai & Li since April 2011. From June 1998 to 2010, he was a consultant to, and then appointed as a partner of Robin Bridge & John Liu in 2008, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

Ken Ying-Keung Wong has served as a director of Global-Tech since June 2001. Dr. Wong is a medical doctor who, since 1995, has maintained a medical practice in Hong Kong. Dr. Wong previously practiced family medicine in Canada from 1977 to 1995.

Barry J.Buttifant has served as a director of Global-Tech since November 2003. Dr. Buttifant is currently an executive director of Hsin Chong Construction Group Ltd. (“HCCG”), a non-executive director of Synergis Holdings Limited (“Synergis”) and an independent non-executive director of Giordano International Limited and Daiwa Associate Holdings Limited, all of which are listed on the Stock Exchange of Hong Kong. Dr. Buttifant also serves as a non-executive director of China Nepstar Chain Drugstore Ltd., which is a New York Stock Exchange listed public company.

In July 2010, Dr. Buttifant was an executive director of IDT International Limited. In October 2009, Dr. Buttifant was a director of Mission Hills Group (“MHG”) – corporate finance and prior to this appointment, he was a consultant to the Group since December 2008. Prior to joining MHG, Dr. Buttifant served as a principal of KLC Kennic Lui & Company (“KLC”), a professional accounting firm, and managing director of KLC Transactions Limited. Prior to joining KLC, Dr. Buttifant was the executive director – finance of MHG. In December 2004, Dr. Buttifant was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of both the construction company HCCG (which was acquired by MHG in November 2007) and a property management service company, Synergis (which was acquired by HCCG in September 2008). Dr. Buttifant was also an alternate director to both public companies. Dr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) from 2001 to 2002 and was the Advisor to the board of directors of Wo Kee Hong from 2002 to 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director.

Dr. Buttifant is a fellow member of the Association of Chartered Certified Accountants in the United Kingdom (“UK”), the Hong Kong Institute of Certified Public Accountants, the UK Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors. He has been awarded an honorary doctorate of Business Administration (honoris causa) by Edinburgh Napier University, United Kingdom.

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

The aggregate direct remuneration paid to all directors and senior management as a group (6 persons) during fiscal 2013 was approximately $1.2 million. This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

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

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2013, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Yuen is not considered to be independent since he is also a member of management of the Company.

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

At March 31, 2013, 2012 and 2011, we employed 2,528, 2,264 and 4,216 persons, respectively, on a full-time basis. Of our employees at March 31, 2013, 21 were located in Hong Kong and, 2,507 in China.

As discussed elsewhere in this annual report, the Company completed its exit from the home appliance business in January 2012. In connection with our exit from the home appliance business, our labor force was significantly reduced as a result of the release of a majority of the employees previously assigned to our home appliance business.

A breakdown of persons employed as of March 31, 2013 by main category of activity is as follows:

Category	No.
Manufacturing	1,725
Production management	46
Finance and administration	193
Receiving and warehousing	77
Quality control	226
Production engineering	42
Product design and development	145
Sales and marketing	69
Human resources	5

2,528

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2013, we employed a maximum of approximately 3,486 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2013 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	688,797	22.6%
John C.K. Sham(3)	1,013,624	31.5
Brian Yuen(4)	102,803	3.3
Barry J. Buttifant(5)(6)	14,250	*
Patrick Po-On Hui(5)(6)	5,250	*
Ken Ying-Keung Wong(5)(6)	3,250	*
Ryan L. Long(5)(6)	15,000	*
All officers and directors as a group (6 persons)(7)	1,154,177	34.5

*	Less than 1%
#

In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after June 30, 2013, but no exercise of options covering our common shares held by any other person.

(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)

The share ownership of Wing Shing Holdings Company Limited is held 44.0% by the estate of Kwong Ho Sham and 56.0% by John C.K. Sham. Prior to the passing of Kwong Ho Sham, voting control of Wing Shing Holdings Company Limited (“Wing Shing Holdings”) was held approximately 34.3% by Kwong Ho Sham and 65.7% by John C.K. Sham. Following Kwong Ho Sham’s passing, John C.K. Sham assumed 100% voting control of Wing Shing Holdings. During fiscal 2014, the shares of the Company owned by Wing Shing Holdings will be distributed to its two shareholders. The estate of Kwong Ho Sham will receive 303,070 shares, which will be gifted to a charitable trust, and 385,727 shares of the Company will be distributed to John C.K. Sham.

(3)

Includes 688,797 shares owned by Wing Shing Holdings and 181,250 common shares issuable to John C.K. Sham within 60 days after June 30, 2013 upon exercise of options granted under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan. Excludes 600,000 shares owned by the mother of John C.K. Sham, 300,000 shares owned by the wife of John C.K. Sham and 300,000 shares owned by the daughter of John C.K. Sham. Mr. John C.K. Sham disclaims any beneficial ownership in such shares.

(4)

Includes 89,751 common shares issuable to Brian Yuen within 60 days after June 30, 2013 upon exercise of options granted under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan. Excludes 1,976 shares owned by the wife and son of Mr. Yuen. Mr. Yuen disclaims any beneficial ownership in such shares.

(5)	Each of Barry J. Buttifant, Patrick Po-On Hui, Ken Ying-Keung Wong and Ryan L. Long own less than 1% of the issued and outstanding common shares as of June 30, 2013.
(6)

Includes 13,000, 5,250, 3,250 and 15,000 shares issuable to Messrs. Buttifant, Hui, Wong and Long, respectively, within 60 days after June 30, 2013 upon exercise of options granted under the 1997 and 2005 Stock Option Plans, and Omnibus Equity Plan.

(7)

Includes 688,797 common shares owned by Wing Shing Holdings and 307,501 common shares beneficially owned by or issuable to various officers and directors within 60 days after June 30, 2013 upon exercise of options granted under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan.

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

During fiscal 2012, an aggregate of 1,250 options with exercise prices of $25.00 and $30.56 per share were forfeited upon resignation of the relevant participants and 82,167 options with exercise prices between $19.00 and $25.00 per share expired, including 65,500 options granted to Directors.

During fiscal 2013, an aggregate of 5,950 options with exercise price of $15.60 to $30.56 per share were forfeited upon the termination of the relevant participants’ employment contract.

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

The total number of common shares available for options under the 2005 Plan is 450,000 shares. We have granted options to purchase on the dates and in the amounts indicated below:

•	During fiscal 2011, 20,000 options were granted and none were forfeited.

•	During fiscal 2012, no options were granted and none were forfeited.

•	During fiscal 2013, no options were granted and none were forfeited.

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

No shares were granted under the Omnibus Plan during fiscal years 2012 and 2011.

During fiscal 2013, 73,000 options were granted to officers and directors, 5,000 options to an employee and 8,000 options to a consultant.

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

As of March 31, 2013, 2012 and 2011, there were unrecognized share-based compensation costs of nil, $1,969 and $1,969, respectively, relating to stock granted to an employee under the 1999 Employee Stock Purchase Plan. The unrecognized compensation cost for stock granted is expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

We also have granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expense over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2013 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Shun Chi Hui	600,000	19.7%
Jenny, Meng Chen Tsai	300,000	9.9%
Estee M.Y. Sham	300,000	9.9%
Wing Shing Holdings Company Limited(1)(2)	688,797	22.6%

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

(2)

In June 2011, Kwong Ho Sham established a trust that would own his portion of Wing Shing Holdings Company Limited (“Wing Shing Holdings”) shares in the Company. Upon his passing, 303,070 shares owned by Wing Shing Holdings would go into this trust and 385,727 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of June 30, 2013, the transfer had not been officially executed but is expected to occur during fiscal 2014. John C.K. Sham as a trustee of his father’s charitable trust will decline beneficial ownership of any of the trust’s shares.

Our major shareholders have the same voting rights as all holders of our common shares.

As of June 30, 2013, approximately 78.0%, of our outstanding common shares were held in the United States by 6 holders registered on the books of our transfer agent.

As disclosed elsewhere in this annual report, the Company’s directors, members of our directors’ families, and entities directed and controlled such persons own approximately 67.3% of our outstanding shares. As a result, certain of our directors and their family members, together with jointly controlled entities, are in a position to control our activities and policies. To the best of our knowledge, aside from the entities, directors and members of their family identified above and elsewhere in this report, we are not directly or indirectly controlled or owned by any other corporation, foreign government or any other natural or legal person, and we are not subject to any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related party transactions.

•

In April 2008, we entered into renewal lease agreements with Wing Shing Products Company Limited (“Wing Shing Products”), a company owned by John Sham, for offices and warehouses located in Hong Kong with a total area of 25,690 square feet, which was occupied by our executive officers, administrative group and warehouse staff at a rate totaling approximately $173,000 per annum. On January 1, 2012, we amended the lease agreement with Wing Shing Products that reduced the total area to 11,010 square feet at a rate totaling approximately $70,786 per annum. In April 2012, we amended the lease agreement with Wing Shing Products to increase the rent to $113,043 per annum. In February 2013, we further reduced the total rental space to 7,340 square feet and the rent to $75,360 per annum.

•

In addition to the office and warehouse space described above, the Company also entered into automobile lease agreement with Wing Shing Products. Monthly rental for the vehicle is approximately $4,800, which is the estimated fair value of rental or lease rates in Hong Kong for similar vehicles.

The total expense incurred for the real estate and automobile leases described above for the fiscal years ended March 31, 2013, 2012 and 2011 was approximately US$164,096, US$189,832 and US$291,597, respectively. These expenses were payable to Wing Shing Products. The amounts due are unsecured, interest-free and have no fixed terms of repayment. We believe the leases are on terms no less favorable to the Company than could have been received from unaffiliated third parties.

Our Policy Concerning Related Party Transactions

All transactions with our executive officers and directors must be approved by a majority of our disinterested directors.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated statements and other financial information.

Our consolidated financial statements for fiscal 2013, 2012 and 2011 have been prepared in accordance with U.S. GAAP and audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). A consolidated balance sheet is presented for each of fiscal 2013 and 2012 along with a consolidated statement of operations and comprehensive income, statement of cash flows and statement of changes in shareholders’ equity which are presented for each of fiscal 2013, 2012 and 2011. See “Item 18—Financial Statements” for detailed financial information.

Percentage of Export Sales

Export sales from China constitute approximately 98.9% of our combined continued and discontinued sales volume. For a breakdown of our export sales by market during the past three fiscal years, see Note 24(b) of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.

Legal Proceedings

Global-Tech and its subsidiaries are not a party in any material litigation or arbitration, However, we may occasionally become subject to various legal actions related to performance under contracts, product liability, taxes, employment, intellectual property and other matters, several of which actions claim substantial damages, in the ordinary course of business.

Dividends

We are a holding company and have no business operations other than ownership of our subsidiaries. In the event that we decide to pay cash dividends, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments. In addition, our operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to us as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions, including withholding tax on dividend income and contribution to statutory reserve. Restrictions on currency conversion may be in effect from time to time but have not had a material effect on us to date.

During fiscal year 2013, the Company’s Board of Directors approved a special cash dividend of $1.00 per share that was paid on September 5, 2012 to shareholders of record at the close of business on August 22, 2012. The dividend payment was made following the completion of the Company’s exit from the home appliance business, which provided relief to the Company’s working capital requirements and presented an opportunity to return capital to the Company’s shareholders while still maintaining the resources necessary to support growth.

B.	Significant change.

Not Applicable.

Item 9.	The Offer and Listing.

A.	Offer and listing details.

Our common shares began trading on the New York Stock Exchange, or NYSE, under the symbol “GAI” on April 8, 1998. Effective December 10, 2008, Global-Tech’s common stock was no longer traded on the NYSE and commenced trading on the Nasdaq Stock Market (“Nasdaq”). The following table lists the high and low market prices on the NYSE and Nasdaq for the periods indicated.

	Pre-split		Adjustment to reflect 4-for-1 reverse stock split
	High	Low	High	Low
Fiscal 2009:
Annual	—	—	16.08	6.00
Fiscal 2010:
Annual	—	—	13.37	6.40
Fiscal 2011:
Annual	—	—	12.51	6.78
Fiscal 2012:
First Quarter	—	—	7.53	4.00
Second Quarter	—	—	4.65	3.03
Third Quarter	—	—	3.91	2.68
Fourth Quarter	—	—	6.90	3.26
Annual	—	—	7.53	2.68
Fiscal 2013:
First Quarter	—	—	9.94	4.75
Second Quarter	—	—	9.40	4.26
Third Quarter	—	—	7.40	4.47
Fourth Quarter	—	—	11.98	6.53
Annual	—	—	11.98	4.26
Most Recent Six Months:
January 2013	—	—	9.64	6.53
February 2013	—	—	9.89	7.84
March 2013	—	—	11.98	7.84
April 2013	—	—	8.93	6.00
May 2013	—	—	9.95	7.26
June 2013	—	—	11.85	8.03

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

•

a trust (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2012 and 2013. No assurance can be given, however, that the IRS may not agree and seek to treat us as a PFIC. See “Passive Foreign Investment Company (PFIC)” below. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

•	you will recognize a capital gain or loss equal to the difference (if any) between:

•	the amount realized on such sale, exchange or other taxable disposition and

•	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be a long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company (PFIC)

A U.S. Holder generally would be subject to a special tax regime (that differs in certain material respects from that described above) if we were a PFIC at any time during which such Holder held our shares.

An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. Based on the composition of our annual gross income and the nature and book value of our assets and the total market value, or market cap, of our shares at the end of each quarter of our fiscal years ended March 31, 2012 and 2013, we believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2012 or 2013. No assurance can be given, however, that the IRS may not agree and seek to treat us as a PFIC.

We have not conducted an appraisal of the actual fair market value of our assets to support our conclusion regarding our PFIC status. If we conducted such an appraisal, it might not result in a fair market value of our assets being sufficiently greater than the aggregate value of our market capital to support our conclusion regarding our PFIC status. Even if such appraisal did so support our conclusion as to our PFIC status, such appraisal may not be enough to establish to the satisfaction of the IRS that the fair market value of our assets, which would, or we believe should, not be considered “passive,” was sufficiently greater than the aggregate value of our market capital.

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

Under the new EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25.0%. See Item 3.D. “Risk Factors—Potential taxation on dividends and sale of our common stock.” Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our common shares if we are classified as a PRC “resident enterprise.”

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

We sell a majority of our products in Chinese Renminbi and pay for our materials and components in U.S. dollars, Hong Kong dollars and Chinese Renminbi. We pay labor and overhead expenses in Renminbi, Hong Kong dollars and U.S dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong Government since 1983 at approximately HK$7.80 to US$1.00 through the currency-issuing banks in Hong Kong. Consequently, the Company has not experienced any currency exchange risk exposure relating to the Hong Kong dollar in the past. This could change in the future if those in Hong Kong who are proposing a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar.

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities had therefore taken their first step towards a floating currency. As of March 29, 2013, the exchange rate was 6.2689 and as of June 28, 2013 the exchange rate was 6.1787, a 1.44% depreciation since our fiscal year end. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our purchase of materials outside the PRC should the RMB depreciate. Materials represent 61% of our sale in 2013, a significant portion of which were purchased in US$. A 1% depreciation in the Renminbi would decrease our operating profit by approximately $1.3 million. Our net current assets in the PRC as of March 31, 2013 denominated in RMB amounted to RMB364 million ($58.6 million).

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

As of March 31, 2013, an evaluation was performed, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation and for the reasons stated below, such officers concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) is accumulated and communicated to the Company’s management including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of its internal control over financial reporting as of March 31, 2013 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that the Company’s internal control over financial reporting is not effective as of March 31, 2013. In making its assessment, management identified a material weakness, similar to prior years, concerning the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company will continue retaining external consultants who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues.

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

The audit committee is currently comprised of three independent directors, Barry J. Buttifant, Patrick Po-On Hui and Ken Ying-Keung Wong. Dr. Buttifant is the chairman of the audit committee. The board of directors has determined that Barry J. Buttifant meets or exceeds the training, knowledge and requirements for a “financial expert” and is thus designated as the Company’s financial expert on the audit committee.

Dr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors. See Item 6A.—Directors and senior management for his biography.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (See Exhibit 11.1)

Item 16C.	Principal Accountant Fees and Services

Mazars CPA Limited became our independent auditor in fiscal 2012. Fees payable for the fiscal years ended March 31, 2013 and 2012 to Mazars are detailed below:

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2012
Audit fees	$200,000	$215,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$200,000	$215,000

The nature of each category of fee is described below:

Audit Fees. The audit fees include fees for audit or review of the Company’s financial reports plus fees for services that generally an auditor can reasonably provide. The services include the statutory audit and review of documents filed with SEC.

Audit-Related Fees. We did not engage Mazars for any other audit-related services arrangement.

Tax Fees. We did not engage Mazars for any other tax services arrangement.

All Other Fees. We did not engage Mazars for any other services arrangement.

Pre-Approval Policies and Procedures. The audit committee has determined that the provision of services other than audit services should be provided by a firm other than the one that performs our audit. The audit committee, pursuant to its written charter, pre-approves all audit services provided by Mazars. To the extent Mazars provides any non-audit services in the future the audit committee is empowered to also pre-approve such services. Currently, our independent auditor is Mazars and we engage PricewaterhouseCoopers as our main tax advisor.

Item 16F.	Change in Registrant’s Certifying Accountant.

(a)	Resignation of Principal Accountant

On February 15, 2012, we accepted the resignation of BDO Limited as our independent registered public accounting firm. BDO Limited’s resignation was previously reported under Item 16F(a) of our annual report on Form 20-F for the fiscal year ended March 31, 2012.

(b)	Engagement of New Principal Accountant

On February 20, 2012, our board of directors approved the appointment of Mazars CPA Limited as our independent registered public accounting firm. During the fiscal year ended March 31, 2012, neither we nor anyone on our behalf consulted Mazars CPA Limited regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements. Also, we have not obtained any written report or oral advice that Mazars CPA Limited concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of “disagreements” as that term is defined in Item 16F(a)(1)(v) of Form 20-F and related instructions to Item 16-F of Form 20-F, or “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F), except that Mazars CPA Limited had identified one material weakness in connection with the audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2012. We concluded that a material weakness in internal control over our financial reporting existed as of March 31, 2013 due to the Company’s internal accounting staffs’ lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles, including accounting for income taxes.

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

Global-Tech considers whether its board members meet the requirements of being “independent.”

Rule 5605(b)(2) Executive Sessions	The board must have regularly scheduled (at least twice a year) meetings at which only independent directors are present.	Global-Tech is not required to hold regularly scheduled meetings of independent directors.

Accordingly, the board does not hold regularly scheduled sessions of the independent directors.

Rule 5605(e)(1) Independent Director Oversight of Nominations of Directors	Director nominees must be selected or recommended for the Board’s selection by (a) a majority of independent directors on the board or (b) by a nominating committee comprised solely of independent directors.	Global-Tech is not required to have a nominating committee. However, any director nominees must be selected by a majority of independent directors.

Rule 5405(d) Independent Director Oversight of Executive Officer Compensation	Compensation of the chief executive and other executive officers must be determined or recommended to the board by majority vote of only Independent Directors or a compensation committee comprised solely of Independent Directors. The chief executive officer may not be present during voting or deliberations regarding the determination of compensation of the chief executive officer.	Mr. Brian Yuen, one member of Global-Tech’s compensation committee, is not considered independent since he is a member of management of the Company.

Rules	Requirements	Company Compliance

Rule 5605(c)(1)Audit Committee Charter	The Company has adopted a formal written Audit Committee Charter specifying the items enumerated in Rule 5605(c)(1), and that the Audit Committee will review and assess the adequacy of the charter on an annual basis.	The Company has a formal charter that is reviewed annually.

Rule 5610 Code of Conduct	Each Company must adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available.	Global-Tech has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-47 incorporated herein by reference.

Item 19.	Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 23, 2013

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

(Incorporated in the British Virgin Islands with limited liability)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

Global-Tech Advanced Innovations Inc.

We have audited the accompanying consolidated balance sheets of Global-Tech Advanced Innovations Inc. and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years ended March 31, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of March 31, 2013 and 2012, and the consolidated results of its operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mazars CPA Limited

Certified Public Accountants

Hong Kong

July 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Global-Tech Advanced Innovations Inc.

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year ended March 31, 2011 of Global-Tech Advanced Innovations Inc. (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of the Company for the year ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong, August 31, 2011 except for Note 18,

which is as of July 23, 2012

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2013 and 2012

	Notes	2013	2012
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4	32,385,376	39,792,733
Restricted cash	5	14,592,289	4,546,062
Available-for-sale investments	6	17,153	2,006,066
Accounts and bills receivable	7	19,713,608	30,273,062
Inventories	8	5,392,332	5,374,192
Prepaid expenses		181,224	149,558
Deposits and other assets		5,044,456	769,206
Amount due from a related party	9	18,841	11,798

Total current assets		77,345,279	82,922,677

Interests in jointly-controlled entities	12	—	—
Property, plant and equipment, net	10	26,528,681	21,933,787
Land use rights, net	11	3,026,537	3,083,128
Deposits paid for purchase of property, plant and equipment		280,146	66,617
Available-for-sale investments	6	1,045,200	1,033,800

Total assets		108,225,843	109,040,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	14	4,826,241	4,000,000
Accounts payable		7,134,526	8,163,510
Customer deposits		1,331,100	860,779
Accrued salaries, allowances and other employee benefits		4,367,642	3,102,335
Other accrued liabilities	13, 22	9,643,638	6,637,851
Income tax payable		4,659,313	6,157,885

Total current liabilities		31,962,460	28,922,360
Deferred tax liabilities	17	5,180	27,017

Total liabilities		31,967,640	28,949,377

Commitments and contingencies	20, 21
Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,230,814 and 3,229,314 shares issued as of March 31, 2013 and 2012	15	129,233	129,173
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued		—	—
Additional paid-in capital		85,053,402	84,786,226
Statutory reserves	3(ad)	1,238,361	—
Accumulated deficit		(15,932,941)	(9,690,526)
Accumulated other comprehensive income		10,709,740	9,697,445
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2013 and 2012		(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity		76,534,474	80,258,997
Non-controlling interests		(276,271)	(168,365)

Total shareholders’ equity		76,258,203	80,090,632

Total liabilities and shareholders’ equity		108,225,843	109,040,009

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2012 AND 2011

	Notes	2013	2012	2011
		US$	US$	US$
Net sales		81,083,384	69,652,705	57,468,866
Cost of goods sold		(70,817,320)	(59,008,973)	(50,403,138)

Gross profit		10,266,064	10,643,732	7,065,728
Selling, general and administrative expenses		(16,254,968)	(10,612,458)	(11,317,767)
Other operating income, net		—	28,589	1,137,580

Operating profit (loss)		(5,988,904)	59,863	(3,114,459)
Interest income, net		1,504,166	95,477	536,187
Other income (expenses), net	16	845,806	1,116,279	370,274

Income (Loss) from continuing operations before income taxes		(3,638,932)	1,271,619	(2,207,998)
Income tax (expense) benefit	17	841,900	(1,228,625)	(204,122)

Income (Loss) from continuing operations		(2,797,032)	42,994	(2,412,120)
Income (Loss) from discontinued operations, net of tax	18	725,773	1,374,342	(1,775,879)

Net income (loss)		(2,071,259)	1,417,336	(4,187,999)
Other comprehensive income
Foreign currency translation adjustments		989,852	2,277,759	2,304,636
Release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal		—	—	1,877
Unrealized gain on available-for-sale investments, net of income tax of nil		22,495	24,600	11,092
Unrealized loss on available-for-sale investments, net of income tax of nil		—	(643)	—

Total comprehensive income (loss)		(1,058,912)	3,719,052	(1,870,394)
Less: Comprehensive income (loss) attributable to non-controlling interests
Net income (loss)		107,958	(6,659)	175,028
Foreign currency translation adjustments		(52)	454	(458)

Total comprehensive income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.		(951,006)	3,712,847	(1,695,824)

Income (Loss) from continuing operations		(2,797,032)	42,994	(2,412,120)
Net income (loss) attributable to non-controlling interests		107,958	(6,659)	175,028

Income (Loss) from continuing operations attributable to shareholders of Global-Tech Advanced Innovations Inc.		(2,689,074)	36,335	(2,237,092)
Income (Loss) from discontinued operations		725,773	1,374,342	(1,775,879)

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.		(1,963,301)	1,410,677	(4,012,971)

Basic and diluted earnings (loss) from continuing operations per share of common stock		(0.88)	0.01	(0.74)

Basic and diluted earnings (loss) per share of common stock	19	(0.65)	0.46	(1.32)

		Number	Number	Number
Basic and diluted weighted average number of shares of common stock	19	3,040,310	3,039,727	3,039,454

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2012 AND 2011

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Statutory reserves	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2010	3,228,564	(189,587)	129,143	84,280,027	—	(7,088,232)	(4,663,321)	5,078,128	77,735,745	—	77,735,745
Net loss for the year	—	—	—	—	—	(4,012,971)	—	—	(4,012,971)	(175,028)	(4,187,999)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	11,092	11,092	—	11,092
• release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal	—	—	—	—	—	—	—	1,877	1,877	—	1,877
• foreign currency translation adjustments	—	—	—	—	—	—	—	2,304,178	2,304,178	458	2,304,636

Total net comprehensive income (loss)	—	—	—	—	—	(4,012,971)	—	2,317,147	(1,695,824)	(174,570)	(1,870,394)
Stock compensation expenses	—	—	—	470,109	—	—	—	—	470,109	—	470,109
Shares issued to an employee	750	—	30	1,969	—	—	—	—	1,999	—	1,999

Balance as of March 31, 2011	3,229,314	(189,587)	129,173	84,752,105	—	(11,101,203)	(4,663,321)	7,395,275	76,512,029	(174,570)	76,337,459
Net income for the year	—	—	—	—	—	1,410,677	—	—	1,410,677	6,659	1,417,336
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	24,600	24,600	—	24,600
• unrealized loss on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	(643)	(643)	—	(643)
• foreign currency translation adjustments	—	—	—	—	—	—	—	2,278,213	2,278,213	(454)	2,277,759

Total net comprehensive income (loss)	—	—	—	—	—	1,410,677	—	2,302,170	3,712,847	6,205	3,719,052
Stock compensation expenses	—	—	—	34,121	—	—	—	—	34,121	—	34,121

Balance as of March 31, 2012	3,229,314	(189,587)	129,173	84,786,226	—	(9,690,526)	(4,663,321)	9,697,445	80,258,997	(168,365)	80,090,632

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2012 AND 2011

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Statutory reserves	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2012	3,229,314	(189,587)	129,173	84,786,226	—	(9,690,526)	(4,663,321)	9,697,445	80,258,997	(168,365)	80,090,632
Net loss for the year	—	—	—	—	—	(1,963,301)	—	—	(1,963,301)	(107,958)	(2,071,259)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	22,495	22,495	—	22,495
• foreign currency translation adjustments	—	—	—	—	—	—	—	989,800	989,800	52	989,852

Total net comprehensive income (loss)	—	—	—	—	—	(1,963,301)	—	1,012,295	(951,006)	(107,906)	(1,058,912)
Stock compensation expenses	—	—	—	258,128	—	—	—	—	258,128	—	258,128
Shares issued to an employee	1,500	—	60	9,048	—	—	—	—	9,108	—	9,108
Transfer to statutory reserves	—	—	—	—	1,238,361	(1,238,361)	—	—	—	—	—
Cash dividend (note)	—	—	—	—	—	(3,040,753)	—	—	(3,040,753)	—	(3,040,753)

Balance as of March 31, 2013	3,230,814	(189,587)	129,233	85,053,402	1,238,361	(15,932,941)	(4,663,321)	10,709,740	76,534,474	(276,271)	76,258,203

Note: On August 22, 2012, the Board of Directors declared a special cash dividend of US$1 per each common stock, except for treasury stock owned by the Company itself. The special cash dividend was paid on September 5, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2012 AND 2011

	2013	2012	2011
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	(2,071,259)	1,417,336	(4,187,999)
Plus: (Income) Loss from discontinued operations, net of taxes	(725,773)	(1,374,342)	1,775,879
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	100,243	98,349	93,780
Depreciation	3,342,484	1,940,518	1,638,360
(Gain) Loss on disposal of property, plant and equipment	43,311	86,015	3,662
Allowance for doubtful accounts	—	—	768
Stock compensation expense	258,128	34,121	470,109
Shares issued to an employee	9,108	—	1,999
Interest received from available-for-sale investments	—	(13)	—
Deferred tax	(21,861)	(604)	93,907
Foreign exchange	343,080	67,828	(390,511)
Changes in operating assets and liabilities:
Accounts and bills receivable	10,832,906	(6,656,556)	(3,974,939)
Prepaid expenses	(141,709)	135,753	(74,341)
Deposits and other assets	(4,403,866)	(139,251)	22,616
Legal claims receivable	—	15,730	5,077,737
Amount due from a jointly-controlled entity	—	13,694	7,937
Inventories	58,655	(226,182)	(1,040,759)
Accounts payable	(538,503)	1,573,958	3,003,617
Discounted bills	—	—	(3,354,398)
Accrued salaries, allowances and other employee benefits	2,159,620	184,139	927,917
Other accrued liabilities	7,636,375	(542,056)	491,005
Accrual for loss contingencies	—	(19)	(912,192)
Amount due from a related party	(7,043)	—	—
Income tax payable	(1,495,465)	663,564	(458,708)

Cash provided by (used in) operating activities – continuing operations	15,378,431	(2,708,018)	(784,554)
Cash provided by (used in) operating activities – discontinued operations	(5,432,318)	16,078,896	(9,237,674)

Net cash provided by (used in) operations	9,946,113	13,370,878	(10,022,228)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	160	—	1,458
Deposits paid for purchase of property, plant and equipment	(209,801)	(3,365)	—
Purchases of property, plant and equipment	(7,613,631)	(543,188)	(4,446,340)
Decrease (Increase) in time deposits	—	1,567,786	(1,494,953)
Proceeds from disposal of available-for-sale investments	2,000,000	9,000,000	15,986,532
Purchases of available-for-sale investments	—	(8,999,987)	(3,000,000)

Cash provided by (used in) investing activities – continuing operations	(5,823,272)	1,021,246	7,046,697
Cash provided by (used in) investing activities – discontinued operations	506,669	(240,763)	(217,028)

Net cash provided by (used in) investing activities	(5,316,603)	780,483	6,829,669

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2012 AND 2011

	2013	2012	2011
	US$	US$	US$
Cash flows from financing activities:
Receipts (Deposits) of restricted cash	(9,850,513)	15,420,274	(14,503,181)
Proceeds from short-term bank loans	757,941	—	21,479,662
Settlements of short-term bank loans	—	(8,930,492)	(9,216,587)
Cash dividend paid	(3,040,753)	—	—

Cash provided by (used in) financing activities – continuing operations	(12,133,325)	6,489,782	(2,240,106)
Cash used in financing activities – discontinued operations	—	—	—

Net cash provided by (used in) financing activities	(12,133,325)	6,489,782	(2,240,106)

Effect of foreign exchange rate changes on cash	96,458	(53,594)	(170,747)

Net increase (decrease) in cash and cash equivalents	(7,407,357)	20,587,549	(5,603,412)
Cash and cash equivalents at beginning of fiscal year	39,792,733	19,205,184	24,808,596

Cash and cash equivalents at end of fiscal year	32,385,376	39,792,733	19,205,184

Supplemental disclosure information:
Cash paid for interest	109,749	106,599	270,823
Cash paid for taxes	700,334	569,645	623,151

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Global-Tech Advanced Innovations Inc. (“Global-Tech”) (formerly known as Global-Tech Appliances Inc.) is primarily an investment holding company, which was incorporated in the British Virgin Islands on May 2, 1991. Global-Tech and its subsidiaries (hereinafter collectively referred to as the “Company”) is primarily a manufacturer of consumer electrical products, including, but not limited to electronic and optical components, and is also involved in the assembly of cellular phones. The Company’s manufacturing operation is located in Dongguan, the People’s Republic of China (the “PRC”). The Company’s products are primarily sold to customers located in the PRC.

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

2.	SUBSIDIARIES

Details of Global-Tech’s subsidiaries as of March 31, 2013 were as follows:

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
Global Appliances Holdings Limited	British Virgin Islands	100	Investment holding
Global Display Holdings Limited	British Virgin Islands	100	Investment holding
Kwong Lee Shun Trading Company Limited	Hong Kong	100	Leasing of a property and the rendering of administration and management services

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUBSIDIARIES (continued)

Details of Global-Tech’s subsidiaries as of March 31, 2013 were as follows: (continued)

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding
Consortium Investment (BVI) Limited	British Virgin Islands	100	Investment holding
Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical Components
Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Provision of cellular phone assembly services
Dongguan Lite Array Company Limited (“DGLAD”)	PRC	100	Developing, manufacturing and marketing of electronic and optical components and provision of cellular phone assembly services
Dongguan Microview Medical Technology Company Limited	PRC	100	Manufacturing of medical instruments
Joke Media Limited	PRC	100	Media services
Global Household Products Limited	Hong Kong	100	Trading of household appliance products
Pentalpha Medical Limited	Hong Kong	100	Inactive
Pentalpha Hong Kong Limited (“Pentalpha”)	Hong Kong	100	Inactive
Global-Tech USA, Inc.	State of Delaware, U.S.A.	100	Provision of consultation services
Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding
Lite Array, Inc.	State of Delaware, U.S.A.	76.75	Inactive

MasterWerke Limited and Global Digital Imaging Limited were dissolved on May 2 and May 8, 2012, respectively.

Global Rich Innovation Limited and Global Auto Limited were dissolved on February 26 and February 28, 2013, respectively.

Wing Shing Overseas Limited was dissolved on May 28, 2013.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. The fiscal year end date of Lite Array Holdings Limited (“Lite Array Holdings”), a jointly-controlled entity of the Company, is December 31. There have been no significant transactions in Lite Array Holdings and its subsidiaries which would materially affect the Company’s financial position and results of operations during each of the periods from Lite Array Holdings’ fiscal year end date to March 31, 2013, 2012 and 2011, respectively.

All significant intercompany balances and transactions between group companies are eliminated on consolidation.

(c)	Discontinued operations

Unless otherwise indicated, information presented in the notes to the consolidated financial statements relates only to Global-Tech’s continuing operations. Information related to discontinued operations is included in note 18 and in some instances, where appropriate, is included as separate disclosure within the individual footnotes.

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

Debt and equity investments designated as available-for-sale investments are stated at fair value. Unrealized gains or losses, net of tax, on available-for-sale investments are included in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses and any declines in fair value judged to be other-than-temporary on available-for-sale investments are included in the consolidated statement of operations and comprehensive income. Gains or losses on sale of investments and amounts reclassified from accumulated other comprehensive income (loss) to earnings are computed based on the specific identification method. Interest or dividend income on securities classified as available-for-sale investments is included in interest income or dividend income, respectively.

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

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity. The Company’s investment in a jointly-controlled entity for which it, not being the unilateral controlling owner of the entity, but has the ability to exercise joint control, is accounted for using the equity method. Under the equity method, the Company’s proportionate share of the jointly-controlled entities’ net income or loss and amortization of any identifiable intangibles arising from the investment is included in “Share of income (losses) of jointly-controlled entities”. The Company ceases to apply the equity method when its share of the jointly-controlled entities’ losses exceeds the carrying value of its investment.

All other investments for which the Company does not have the ability to exercise joint control or significant influence (generally, when the Company has an investment of less than 20% ownership and no representation on the investee’s board of directors) and for which there is not a readily determinable fair value, are accounted for using the cost method. Dividends and other distributions of earnings from such investees, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investments accounted for under the cost method for impairment with any loss included in the consolidated statement of operations and comprehensive income in the period when it is incurred.

(h)	Accounts and bills receivable

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

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after an item of property, plant and equipment has been put into operation, such as repairs and maintenance, is normally charged to the consolidated statement of operations and comprehensive income in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset. Depreciation is calculated on the straight-line basis at annual rates over the asset’s estimated useful life.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Property, plant and equipment (continued)

The principal annual rates used for this purpose are as follows:

Annual rate
Leasehold improvements	Over the shorter of the lease terms or the estimated useful life
Buildings	4.5%
Plant	4.5%
Machinery	10%
Moulds	20% - 33%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15%

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on derecognition of an item of property, plant and equipment, calculated as the difference between the net disposal proceeds and the carrying amount of the item, is included in the consolidated statement of operations and comprehensive income in the period the item is derecognized. Machinery and equipment used in the home appliance business has been derecognized pending sale.

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

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with Financial Accounting Standards Board (“FASB”) ASC 360 “Property, Plant and Equipment” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. Long lived assets, excluding buildings, associated with the home appliance business are considered to be impaired and accordingly have been written down to fair value less the estimated cost of disposal. Since the Company has leased a significant portion of the buildings previously occupied by the home appliance business, the Company was able to perform an impairment analysis based on anticipated future rental income, and as a result determined that they were not impaired.

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

Revenue related to camera modules (“CCMs”) shipments to certain telecommunication customers in the PRC is recognized upon notarized acceptance of the product by the customer.

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

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations and comprehensive income as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$231,171, US$81,098 and US$99,130 from continuing operations for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. Whereas, nil, US$1,754 and US$2,279 were from discontinued operations for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

(o)	Design and development costs

Design and development costs primarily relate to the cost of samples and prototypes and salaries of our engineers. The Company expenses all design and development costs when incurred. Included in the SG&A expenses line item in the consolidated statement of operations and comprehensive income were design and development costs of US$820,649, US$620,768 and US$870,616 from continuing operations (from discontinued operations 2013: nil, 2012: US$106,190 and 2011: US$216,618) for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

(p)	Shipping and handling costs

In accordance with FASB ASC 605 “Revenue Recognition”, shipping and handling fees billed to customers are included in net sales in the consolidated statement of operations and comprehensive income. Any shipping and handling costs incurred by the Company associated with the sale of products are included in SG&A on the face of the consolidated statement of operations and comprehensive income. During the fiscal years ended March 31, 2013, 2012 and 2011, shipping and handling costs charged to SG&A were US$327,795, US$217,368 and US$146,608 from continuing operations (from discontinued operations 2013: nil, 2012: US$722,371 and 2011: US$730,807), respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2013, 2012 and 2011, inbound freight costs charged to cost of goods sold were US$21,434, US$20,922 and US$32,566 from continuing operations (from discontinued operations 2013: nil, 2012: US$70,279 and 2011: US$9,781), respectively. Other related costs are included in manufacturing overheads.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Foreign currencies

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations and comprehensive income.

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

Deferred income taxes are provided using the asset and liability method in accordance FASB ASC 740 “Income taxes”. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of operations and comprehensive income.

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

Retirement cost contributions relating to defined contribution plans are made based on a percentage of the relevant employees’ salaries and are included in the consolidated statement of operations and comprehensive income as they become payable. The assumptions used in calculating the obligation for retirement cost contributions depend on the local economic environment, interpretations and practices in respect thereof.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessors are charged to the consolidated statement of operations and comprehensive income on a straight-line basis over the period of the relevant leases.

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

Comprehensive income (loss) is defined as the consolidated change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to shareholders. Total net comprehensive income (loss) includes net income or loss for the year as well as additional other comprehensive income (loss). The Company’s other comprehensive income (loss) consists of the Company’s share of other comprehensive income of jointly-controlled entities, unrealized gains and losses on available-for-sale investments and foreign currency translation adjustments, all recorded net of tax.

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

The Company follows FASB ASC 280 “Segment Reporting”. During fiscal 2013, the Company operated and managed its business in three segments. The Company exited the home appliance business in January 2012 and thus the home appliance segment is presented as a discontinued operation. The accounting policies used in its segment reporting are the same as those used in the reporting of its results in the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa)	Warranty cost

The Company estimates its warranty provision for defective products based on various factors including the likelihood of defects, an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above consideration, the Company has accrued for warranty costs of US$403,627 for the year ended March 31, 2013 (2012: US$729,528 and 2011: US$296,410). The basis and the amount of the warranty accrual are reviewed and adjusted periodically based on actual experience.

(ab)	Government grants

Government grants are recognized when received and the stipulated activities are achieved. Such amounts are included in other income in the consolidated statement of operations and comprehensive income.

(ac)	Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 17 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

(ad)	Statutory Reserves

The PRC subsidiaries are required by the relevant laws and regulation to transfer at least 10% of their after-tax profit determined in accordance with the PRC accounting rules and regulations to a statutory surplus reserve until such reserve balance reaches 50% of their registered capital.

The Company transferred US$1,238,361 and Nil out of after-tax income of its PRC subsidiaries to the statutory reserves for the years ended March 31, 2013 and 2012, respectively.

The statutory reserves can only be utilized to offset prior years’ losses or for capitalization as paid-in capital. No distribution of the remaining reserves shall be made other than upon liquidation of the PRC subsidiaries.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

(i)	In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Asset and Liabilities”, which clarifies the scope of the offsetting disclosures of ASU 2011-11. Both ASUs are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The Company believes that its adoption of these ASUs will not have any material impact on its consolidated financial statements.

(ii)	In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 does not have any material impact on its consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	March 31, 2013	March 31, 2012
	US$	US$
Cash on hand and at banks	24,551,490	27,680,158
Money market funds	7,833,886	12,112,575

Total cash and cash equivalents	32,385,376	39,792,733

The cash on hand and at banks in our PRC subsidiaries are denominated in Renminbi (“RMB”), United States dollars (“US$”) and Hong Kong dollars (“HK$”) with the total amount equivalent to RMB61,563,027 (equivalent to US$9,911,137) and RMB53,638,273 (equivalent to US$8,511,175) as of March 31, 2013 and 2012, respectively. Of these amounts, RMB56,510,003 (equivalent to US$9,097,642) and RMB53,219,866 (equivalent to US$8,444,783) are originally denominated in RMB as of March 31, 2013 and 2012, respectively. RMB is not freely convertible into other currencies; however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS (continued)

Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business. Other than RMB, the cash on hand and at banks of the Company in Hong Kong and the United States are denominated in HK$ and US$.

5.	RESTRICTED CASH

As of March 31, 2013 and 2012, time deposits of RMB90,640,000 (equivalent to US$14,592,289) and RMB28,649,739 (equivalent to US$4,546,062) respectively were deposited with and pledged to banks to secure credit facilities granted to the Company, including revolving bank loans.

6.	AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of available-for-sale debt and equity securities, which are all non-restricted, as of March 31, 2013 and 2012:

	Cost		Net unrealized gains		Fair values
	2013 US$	2012 US$	2013 US$	2012 US$	2013 US$	2012 US$
Current assets:
Unlisted investments	—	2,000,000	—	—	—	2,000,000
Listed equity securities	3,138	3,138	14,015	2,928	17,153	6,066

	3,138	2,003,138	14,015	2,928	17,153	2,006,066
Non-current assets:
Unlisted investments	1,000,000	1,000,000	45,200	33,800	1,045,200	1,033,800

	1,003,138	3,003,138	59,215	36,728	1,062,353	3,039,866

As of March 31, 2013 and 2012, investments totaling US$2,235 and US$2,335 were in unrealized loss positions of US$1,839 and US$1,952 respectively. During the fiscal years ended March 31, 2013, 2012 and 2011, no significant gain or loss was recognized on the disposal of the Company’s available-for-sale debt securities.

The fair values of listed equity securities are based on quoted market prices at the balance sheet date.

Unlisted investments which have terms of 2 years are measured at fair value using a price quoted by a third party, such as broker or bank, at the balance sheet date.

The net unrealized gains consisted of gross unrealized gains as at the fiscal years ended March 31, 2013, 2012 and 2011 of US$61,054, US$38,680 and US$14,676, respectively, and gross unrealized losses as at the fiscal years ended March 31, 2013, 2012 and 2011 of US$1,839, US$1,952 and US$1,913, respectively.

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2013, 2012 and 2011 were US$2,000,000, US$9,000,000 and US$15,986,532, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	ACCOUNTS AND BILLS RECEIVABLE

	March 31, 2013	March 31, 2012
	US$	US$
Accounts receivable	9,673,986	13,318,143
Bills receivable	10,039,622	16,954,919

Accounts and bills receivable	19,713,608	30,273,062

	Fiscal years ended
	March 31, 2013	March 31, 2012	March 31, 2011
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	—	768	115,024
Additions	—	—	768
Amount written-off as uncollectible during the fiscal year	—	(768)	(115,024)

Balance at end of fiscal year	—	—	768

8.	INVENTORIES

	March 31, 2013	March 31, 2012
	US$	US$
Raw materials	2,791,811	2,716,414
Work in progress	878,718	780,588
Finished goods	1,721,803	1,877,190

	5,392,332	5,374,192

For the fiscal years ended March 31, 2013, 2012 and 2011, a write-down of inventories to fair market value of US$867,312, US$932,848 and US$405,313 respectively, was recognized in the consolidated statement of operations and comprehensive income, of which nil, US$548,293 and US$42,004 were included in income (loss) from discontinued operations.

9.	RELATED PARTY TRANSACTIONS

A related party is any party that controls, jointly controls or can significantly influence the management or operating policies of the Company. Such parties would also include affiliates, investments accounted for by the equity method, principal shareholders, management, directors and the immediate family members of principal shareholders, management or directors.

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2013, 2012 and 2011, the Company had the following material transactions with related parties during those years:

The Company incurred annual motor car rental expenses for the fiscal years ended March 31, 2013, 2012 and 2011 of approximately US$57,245, US$57,068 and US$57,129, respectively which were payable to a related company.

The Company incurred annual real estate rental expenses for the fiscal years ended March 31, 2013, 2012 and 2011 of approximately US$346,662, US$451,507 and US$713,103, respectively, payable to two directors of Global-Tech and certain related companies of which certain of their directors are also directors of Global-Tech. Included in the aforesaid annual real estate rental expenses were amounts of US$239,811, US$318,743 and US$478,635 paid to directors (one director in fiscal 2013 and two directors in fiscal 2012 and 2011) of Global-Tech, during the fiscal years ended March 31, 2013, 2012 and 2011, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	RELATED PARTY TRANSACTIONS (continued)

The amount due from a related party, of which one of the directors of Global-Tech was a shareholder as of March 31, 2013, and two directors of Global-Tech were shareholders as of March 31, 2012 and 2011, is unsecured, interest-free and has no fixed terms of prepayments.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2013	March 31, 2012
	US$	US$
Leasehold improvements and buildings	28,511,687	28,102,876
Plant and machinery	35,469,194	34,922,469
Moulds	386,554	386,482
Transportation equipment	1,552,518	1,581,372
Furniture, fixtures and equipment	5,885,172	5,431,091
Construction in progress	2,288,034	4,760

	74,093,159	70,429,050
Less: Accumulated depreciation	(47,564,478)	(48,495,263)

Property, plant and equipment, net	26,528,681	21,933,787

(a)	During the fiscal years ended March 31, 2013, 2012 and 2011, impairment losses relating to property, plant and equipment of nil, US$1,230,727 and nil, respectively, were recognized in the consolidated statement of operations and comprehensive income for certain moulds, plant and machinery, and furniture, fixtures and equipment which are no longer used in the operations of the Company. The impairment loss of US$1,230,727 was recognized in “Income (Loss) from discontinued operations” during the fiscal year ended March 31, 2012. No impairment loss was recognized for the years ended March 31, 2013 and 2011.

(b)	As of March 31, 2013 and 2012, buildings with aggregate net book values of approximately US$13,976 and US$14,899, respectively, were situated in Hong Kong and manufacturing facilities with aggregate net book values of approximately US$9,987,761 and US$11,105,383, respectively, were situated in Mainland China. The land where the manufacturing facilities were situated is held under certain land use rights that will expire in 2043. Up to March 31, 2013, the Company has obtained a sizable portion of the property ownership certificates for its buildings (29 out of a total of 40 properties). The application for the remaining property ownership certificates will commence only after the land use right certificates for the relevant pieces of land are obtained.

(c)	The amounts of depreciation charged for the fiscal years ended March 31, 2013, 2012 and 2011 were US$3,342,484, US$3,463,480 and US$3,238,356 respectively. Of which, nil, US$1,522,962 and US$1,599,996 were included in “Income (Loss) from discontinued operations”.

(d)	The loss on disposal of property, plant and equipment recognized during the fiscal years ended March 31, 2013, 2012 and 2011 amounted to US$43,311, US$86,015 and US$3,662, respectively which were recognized in income (loss) from continuing operations. The gain on disposal of property, plant and equipment of US$506,669, nil and nil was recognized during fiscal years ended March 31, 2013, 2012 and 2011 and was included in income (loss) from discontinued operations.

(e)	The amount of additions to property, plant and equipment during the fiscal years ended March 31, 2013, 2012 and 2011 were US$7,613,631, US$814,247 and US$4,663,368 primarily included expansion of existing clean room space and purchase of equipment and machinery related to our COB facility, most of which was included in construction in progress.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	LAND USE RIGHTS, NET

Land use rights represent prepayments under operating leases for land use for a predetermined time period. They are charged to the consolidated statement of operations and comprehensive income over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in Mainland China and has obtained or is in the process of obtaining the land use rights certificates covering a substantial portion of such lands. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a total area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has vacated a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of the land (31,510 square meters) until August 6, 2043. However, the Company had to pay monthly fees of RMB59,248 (approximately US$9,039) to the local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$31,079) from January 1, 2009 onwards until August 6, 2043. Up to March 31, 2013, the Company has obtained a sizable portion of its land use rights certificates covering 183,900 square meters out of a total area of 207,300 square meters. The application of certain property ownership certificates as further detailed in note 10 to the consolidated financial statements commences only after the land use rights certificates for the relevant pieces of land have been obtained. The Company is in the process of obtaining the remaining land use rights and property ownership certificates. However, no definitive time frame has been provided by the Dongguan local government as to when the certificates will be provided to the Company.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	INTERESTS IN JOINTLY-CONTROLLED ENTITIES

During the fiscal year ended March 31, 2007, Consortium Investment (BVI) Limited (“CIBL”) effectively disposed of 70% of its equity interest in Lite Array Holdings to Anwell as part of an arrangement to set up a joint venture in Mainland China to exploit the opportunity in the development and manufacturing of OLED equipment. Subsequent to the completion of the disposal, the Company still retains 2,400,000 common stock of Lite Array Holdings, representing a 30% equity interest in Lite Array Holdings through CIBL. The Company accounts for its interest in Lite Array Holdings and its subsidiaries (collectively referred to as the “jointly-controlled entities”), in which the Company does not have unilateral control, but joint control, under the equity method.

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

The following table illustrates the summarized financial information of the Company’s jointly-controlled entities:

As of or for the years ended December 31*

	2012	2011
	US$	US$
Current assets	259,760	331,826
Non-current assets	1,496,549	1,705,652
Current liabilities	(5,164,836)	(4,746,605)
Revenue	4,086	5,219
Operating expenses	(619,669)	(869,179)
Net loss	(703,124)	(553,065)

*	The financial year end date of Lite Array Holdings Limited

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	WARRANTY PROVISION

Included in other accrued liabilities are warranty provisions of US$403,627, US$729,528 and US$296,410 as of March 31, 2013, 2012 and 2011, respectively, none of which are from discontinued operations. The Company’s warranty activity during the fiscal years ended March 31, 2013, 2012 and 2011 is summarized below:

	Fiscal years ended
	March 31, 2013	March 31, 2012	March 31, 2011
	US$	US$	US$
Balance at beginning of fiscal year	729,528	296,410	180,151
Additional provision	—	473,551	192,408
Reversal of unutilized amounts	(325,901)	(40,433)	(76,149)

Balance at end of fiscal year	403,627	729,528	296,410

14.	SHORT TERM BANK LOANS AND BANKING FACILITIES

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) a security agreement over bank deposits of HK$10.0 million (equivalent to US$1,288,244) for general banking facilities granted to a subsidiary of the Company without obtaining written consent of the bank for general facilities granted to its Hong Kong subsidiaries. The Company has made deposits to banks as security for credit facilities granted to the PRC subsidiaries, including bank loans and bills payable.

The Company has credit facilities with a number of banks amounting to the equivalent of US$15,880,533 and US$4,309,111 as of March 31, 2013 and 2012 respectively. Of these amounts, HK$10.0 million (equivalent to US$1,288,244) and HK$2.4 million (equivalent to US$309,111) were denominated in Hong Kong dollars as of March 31, 2013 and 2012, respectively. The facilities are secured by the Company’s deposits which are restricted in use.

Banking facilities of US$4,826,241 and HK$10,599 (with total equivalent to US$4,827,607) and US$4,000,000 and HK$8,488 (with total equivalent to US$4,001,093) were utilized as of March 31, 2013 and 2012.

Banking facilities of HK$9,989,401 (equivalent to US$1,286,878) and RMB60,661,802 (equivalent to US$9,766,048) remained unutilized as of March 31, 2013, and HK$2,391,512 (equivalent to US$308,018) remained unutilized as of March 31, 2012.

The weighted average interest rate of the bank loans for the years ended March 31, 2013 and 2012 was 0.48% and 1.02% per annum respectively with an average maturity of 189 and 87 days from March 31, 2013 and 2012, respectively.

15.	SHARE CAPITAL

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	OTHER INCOME (EXPENSES), NET

	2013	2012	2011
	US$	US$	US$
Foreign exchange gains (losses), net	23,900	184,706	(549,771)
Gains (Losses) on disposal of property, plant and equipment	463,358	(86,015)	(3,662)
Impairment of property, plant and equipment	—	(1,230,727)	—
Rental income from other third parties	177,556	—	9,886
Management fee received from other third party	—	—	18,641
Reversal (Accrual) for potential tax surcharge, net	(60,622)	46,086	(80,472)
Reversal of compensation for potential litigation	—	500,000	—
Government grants	443,468	439,471	856,372
Sale of scrap materials	213,718	—	—
Others	310,201	69,978	60,056

	1,571,579	(76,501)	311,050

Other income (expenses), net from:

	2013	2012	2011
	US$	US$	US$
Continuing operations	845,806	1,116,279	370,274
Discontinued operations	725,773	(1,192,780)	(59,224)

	1,571,579	(76,501)	311,050

17.	INCOME TAXES

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

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on their assessable income arising in Hong Kong during the fiscal years ended March 31, 2013, 2012 and 2011. The Company’s former subsidiary in Macau was exempted from Macau Complementary Tax.

The Company’s subsidiaries registered in the PRC, including DWS and DGLAD, are subject to PRC corporate income tax on income as reported in their PRC statutory accounts, adjusted in accordance with relevant PRC income tax laws and regulations. DWS and DGLAD are located in a coastal open economic zone in Mainland China and, accordingly, were entitled to a preferential tax rate of 27% (24% reduced tax rate and 3% local income tax rate) for the calendar years ended prior to December 31, 2008. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified enterprise income tax law, or EIT was approved and became effective on January 1, 2008. The New EIT Law introduced a wide range of changes which include the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. DGLAD is entitled to a tax concession period (“Tax Holiday”), whereby it was exempted from corporate income tax for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. DGLAD has qualified as a High and New Technology Enterprise (“HNTE”). Accordingly, after the expiry of its Tax Holiday in December 2011, DGLAD became subject to a preferential tax rate of 15% commencing from January 2012. The EIT of DWS for fiscal years 2013, 2012 and 2011 remained 25%.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

Income tax expense (benefit) consists of:

	2013	2012	2011
	US$	US$	US$
Continuing Operations
Income tax expense (benefit):
Current	(820,039)	1,229,229	110,215
Deferred	(21,861)	(604)	93,907

Income tax expense (benefit) from continuing operations	(841,900)	1,228,625	204,122

	2013	2012	2011
	US$	US$	US$
Discontinued Operations
Income tax expense:
Current	—	25,263	—

Income tax expense from discontinued operations	—	25,263	—

Total income tax expense (benefit)	(841,900)	1,253,888	204,122

The reconciliation of income tax expense (benefit) computed at the Hong Kong statutory income tax rate to the total income (loss) from continuing operations and discontinued operations before income taxes at the effective income tax rate is as follows:

	2013	2012	2011
	US$	US$	US$
Income tax expenses (benefit) at the Hong Kong statutory income tax rate	(480,671)	440,752	(657,339)
Foreign rate differential	30,822	200,857	(69,068)
Non-taxable other income	(386,664)	(294,827)	(79,153)
Non-tax deductible expenses	670,389	1,124,153	554,562
Under (over) provision of tax in prior periods	(1,314,491)	206,387	149,531
Unrecognized (utilized) tax benefits	223,959	569,997	(1,110,579)
Changes in valuation allowance	414,756	(993,431)	1,416,168

Total income tax expense (benefit) at the Company’s effective income tax rate	(841,900)	1,253,888	204,122

Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effective income tax rate	28.9%	46.9%	(5.0%)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

Deferred tax assets and liabilities as of March 31, 2013 and 2012 comprise the following:

	March 31, 2013	March 31, 2012
	US$	US$
Deferred tax assets:
Impairment of property, plant and equipment	2,031,131	2,097,590
Provision for inventories	196,834	126,016
Provision for warranty	111,903	191,653
Operating losses carried forward	3,418,116	2,770,145

Gross deferred tax assets	5,757,984	5,185,404
Less: Valuation allowance for deferred tax assets	(5,757,984)	(5,185,404)

Net deferred tax assets	—	—

Deferred tax liabilities:
Other temporary differences	—	—
Tax over book depreciation of property, plant and equipment	(5,180)	(27,017)

Total deferred tax liabilities	(5,180)	(27,017)

	Fiscal years ended
	March 31, 2013	March 31, 2012	March 31, 2011
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	5,185,404	6,057,516	4,553,687
Additions (reversals)	414,756	(993,431)	1,416,168
Exchange realignment	157,824	121,319	87,661

Balance at end of fiscal year	5,757,984	5,185,404	6,057,516

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, which management believes are more likely than not to be realized in the foreseeable future. As of March 31, 2013 and 2012, the Company had tax losses carried forward of US$23,591,422 and US$20,843,486, respectively, which included tax losses of US$4,114,021 and US$2,196,670 respectively that are available indefinitely for offsetting against future taxable income of the companies in which these losses arose. Tax losses of US$19,477,401 and US$18,646,816 as at March 31, 2013 and 2012, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose.

A reconciliation of the movements of unrecognized tax benefits under FASB ASC 740 during the fiscal years ended March 31, 2013 and 2012, exclusive of related interest and penalties, is as follows:

	Fiscal years ended
	March 31, 2013	March 31, 2012
	US$	US$
Balance at beginning of fiscal year	9,117,443	7,437,277
Additions based on tax positions related to the current year	799,637	1,946,753
Reduction for tax positions related to prior year	(1,070,199)	(415,227)
Exchange realignment	23,796	148,640

Balance at end of fiscal year	8,870,677	9,117,443

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

As of March 31, 2013 and 2012, the Company’s unrecognized tax benefits under FASB ASC 740 of US$4,879,338 and US$5,701,782, respectively, are presented in the consolidated balance sheets within income tax payable. The remaining balance of US$3,991,339 and US$3,415,661 as of March 31, 2013 and 2012, respectively, are set off against the corresponding tax losses carried forward.

If the unrecognized tax benefits under FASB ASC 740 as of March 31, 2013 were realized in a future period, these would result in a tax benefit of US$4,879,338 (US$5,701,782 as of March 31, 2012) and a reduction of the Company’s effective tax rate.

For all the years presented and in accordance with FASB ASC 740, the Company classified interest and potential penalties relating to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expense and other expenses, respectively. For the fiscal years ended March 31, 2013 and 2011, the Company reversed interest and potential penalties of US$1,021,397 and US$227,702, respectively, relating to certain uncertain tax positions in its consolidated statement of operations and comprehensive income. For the fiscal year ended March 31, 2012, the Company accrued interest and potential penalties of US$121,032 relating to certain uncertain tax positions in its consolidated statement of operations and comprehensive income. As of March 31, 2013 and 2012, the Company had accrued interest and potential penalties relating to uncertain tax positions amounting to US$651,721 and US$1,667,602, respectively.

One of the Company’s wholly-owned subsidiaries was under examination by the Hong Kong tax authority in prior years. The tax period open for examination by the tax authority included the fiscal years ended March 31, 2003 through 2011. During fiscal 2013, the Company’s subsidiary and the Hong Kong tax authority reached an agreement to settle the tax audit case with additional assessable profits of HK$12,520,654 (equivalent to US$1,612,967) being raised together with penalty and interest on tax undercharged, for which the amount had already been provided for within FASB ASC 740. The amounts of penalty and interest expenses were HK$2,000,000 and HK$466,249 (equivalent to US$257,649 and US$60,064), respectively, which were included in “Other income, net” and “Interest income, net” from continuing operations.

The PRC tax authorities could determine that any inter-company payable account in accordance with PRC GAAP could be deemed income if such inter-company payables can not to be settled and therefore would be subject to taxation. In accordance with FASB ASC 740, we evaluated our position and determined that such inter-company payables will be settled, particularly since prior year tax assessments have been confirmed by the PRC tax authorities and such inter-company payables were not deemed as income.

Except as noted above, based on existing tax regulations in the Company’s various operating jurisdictions, tax years 2010-2012 remain open to possible tax examination by relevant tax authorities.

The Company has not provided for possible income taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.

18.	DISCONTINUED OPERATIONS

As previously disclosed and discussed elsewhere in this annual report, the Company completed its exit from the home appliance business in January 2012.

In the fiscal periods preceding the Company’s exit from the home appliance business, profit margins had been rapidly decreasing, due at least in part, to the rising cost of raw materials and labor in the PRC, together with the unwillingness or inability of our customers to offset these costs through pricing increases. Customer pricing demands no longer reflected actual production costs and as a result, margins in recent years approached unacceptable levels, with the home appliance segment actually suffering significant losses in fiscal 2011.

In accordance with guidance contained in FASB ASC 205-20 “Discontinued Operations”, the results of operations for the home appliance operations have been excluded from continuing operations and reported as discontinued operations for the current and prior periods.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	DISCONTINUED OPERATIONS (continued)

	2013	2012	2011
	US$	US$	US$
Net Sales	—	53,885,407	43,485,638
Cost of goods sold	—	(44,386,508)	(40,658,730)

Gross profit	—	9,498,899	2,826,908
Selling, general and administrative expenses	—	(6,904,111)	(4,511,573)
Other operating loss	—	—	(31,990)

Operating profit (loss)	—	2,594,788	(1,716,655)
Interest expense, net	—	(2,403)	—
Other income (expense), net	725,773	(1,192,780)	(59,224)
Income tax expenses	—	(25,263)	—

Income (Loss) from discontinued operations	725,773	1,374,342	(1,775,879)

Other income (expense), net in fiscal 2013 represented the sale of equipment and materials that had previously been written off.

An impairment loss of US$1,230,727 was recognized in the income (loss) from discontinued operations in fiscal 2012 for machinery and equipment that was used in the operations of the home appliance segment.

19.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share of common stock of the Company for the fiscal years ended March 31, 2013, 2012 and 2011 is computed in accordance with FASB ASC 260 “Earnings Per Share” by dividing the net earnings (loss) for each fiscal year attributable to common stockholders by the weighted average number of shares of common stock outstanding during that fiscal year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2013	2012	2011
	US$	US$	US$
Numerator for basic and diluted earnings (loss) per share:
Income (Loss) from continuing operations	(2,797,032)	42,994	(2,412,120)
Income (Loss) from continuing operations attributable to non-controlling interests	107,958	(6,659)	175,028

Income (Loss) from continuing operations attributable to shareholders of Global-Tech Advanced Innovations Inc.	(2,689,074)	36,335	(2,237,092)
Income (Loss) from discontinued operations	725,773	1,374,342	(1,775,879)

Profit (Loss) attributable to common stockholders	(1,963,301)	1,410,677	(4,012,971)

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares of common stock	3,040,310	3,039,727	3,039,454

	US$	US$	US$
Basic and diluted earnings (loss) per share:
Earnings (Loss) from continuing operations	(0.88)	0.01	(0.74)
Earnings (Loss) from discontinued operations	0.23	0.45	(0.58)

Earnings (Loss) attributable to common stockholder	(0.65)	0.46	(1.32)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (continued)

369,752 and 365,369 stock options of Global-Tech were excluded from the computation of diluted earnings (loss) per share for the fiscal years ended March 31, 2013 and 2011 respectively, because their inclusion would have been anti-dilutive.

During the fiscal year ended March 31,2012, the weighted average share price of the Company during the year was below the exercise prices of all stock options as at March 31, 2012, resulting in no incremental common shares for that year for the purpose of diluted earnings per share calculation.

20.	COMMITMENTS

(a)	Capital commitments

As of March 31, 2013 and 2012, the Company had capital commitments contracted but not provided for of US$4,211,595 and US$169,682, respectively, for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 11 to the consolidated financial statements, the Company has entered into various operating lease arrangements for parking lots, motor vehicles, equipment, land and office premises. The Company recorded rental expenses, excluding the land use rights payments described in note 11 to the consolidated financial statements, for the fiscal years ended March 31, 2013, 2012 and 2011 of US$361,918, US$352,206 and US$445,327, respectively, and recorded lease rental income of US$177,556, nil and US$9,886 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. Future minimum lease payments under non-cancelable operating leases as of March 31, 2013 and 2012 were as follows:

	March 31, 2013	March 31, 2012
	US$	US$
Payable:
Within one year	754,386	511,654
Over one year but not exceeding two years	374,706	521,448
Over two years but not exceeding three years	352,478	369,319
Over three years but not exceeding four years	352,478	347,410
Over four years but not exceeding five years	352,478	347,410
Over five years	8,929,433	9,136,892

	11,115,959	11,234,133

Subsequent to March 31, 2013, the subsidiaries of the Company renewed the tenancy agreements with the related companies and extended the leasing term for one year to March 31, 2014, with future lease payments due of US$75,362 not reflected in the table above.

21.	CONTINGENCIES

(a)	On October 11, 2004, Best Hero Limited (“Best Hero”) issued a writ in the Court of First Instance of the High Court of Hong Kong (the “High Court”) against a subsidiary of the Company for a claim of US$4,250,400. The claim related to two purchase orders issued by the subsidiary on May 31, 2004 and June 1, 2004, respectively, to Best Hero for the purchase of LCD television panels for a total purchase price of US$4,620,000. However, the LCD television panels which were paid for in the initial shipment were determined to be unacceptable to the subsidiary. Accordingly, further delivery of the remaining orders was refused. Best Hero alleged that the subsidiary had repudiated the contract, and therefore Best Hero instituted legal proceedings to claim for damages. A defence and counter-claim was filed by the subsidiary in the High Court on December 28, 2004. Best Hero filed a Reply and Defence to Counterclaim on January 11, 2005. No further activity occurred in this case through March 31, 2013.

In accordance with FASB ASC 450 “Contingencies”, the Company believes that with such a lengthy interval between the claim being filed and there being no activity between the two parties, the probability that the Company will incur a loss is remote. Accordingly, the provision for this contingent liability of US$0.9 million was reversed during the year ended March 31, 2011.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	CONTINGENCIES (continued)

(b)	As of March 31, 2013, the Company has accrued as a current liability US$4,879,338 for unrecognized tax benefits and US$651,721 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

22.	OTHER ACCRUED LIABILITIES

	March 31, 2013	March 31, 2012
	US$	US$
Accrued expenses	2,241,659	2,587,698
Other tax payable	997,001	2,189,302
Land use right payable – operating lease	784,400	793,301
Other payables for procuring materials for customers	5,194,086	—
Other payable	426,492	1,067,550

	9,643,638	6,637,851

23.	EMPLOYEE BENEFITS

The Company operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution programs and are administered by independent fund companies.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Company in Hong Kong. Under the MPF scheme, both the Company and each of the qualified employee contribute the lower of 5% of the employees’ basic salary and HK$1,250 (approximately US$161), subject to a cap of a monthly basic salary of HK$25,000 (approximately US$3,221). Qualified employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

Certain full-time employees in Hong Kong who joined the Company before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Company and each of the eligible employee contribute 5% of the employees’ basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2013, 2012 and 2011 were US$48,075, US$61,107 and US$72,878, respectively.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 17.3% of the stipulated employee salary set by the local government of Dongguan to certain social insurance, medical and retirement benefit schemes for its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care and subsidized meals to all existing factory employees. The aggregate amounts incurred by and provided for the Company for all such benefits were US$1,963,173 and US$2,547,639 during the fiscal years ended March 31, 2013 and 2011, respectively. However, as a result of the payment of severance in accordance with government rules upon the exit from the Home Appliances segment, the Company recognized a net benefit of US$449,557 during the fiscal year ended March 31, 2012 due to a reversal of social insurance provisions accrued for previous years.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION

The Company operates in three segments: Electronic Components, Electronic Manufacturing Services (“EMS”) and Others for the fiscal year ended 2013. These segments are operated and managed as separate strategic business units that offer different products/services. The Company’s “Electronic Components” segment produces complementary metal oxide semiconductor (“CMOS”) CCMs primarily for sale to cellular phone and tablet manufacturers in Mainland China. The Company’s EMS consists of surface mount technology (“SMT”) processing of printed circuit boards and assembly services for cellular phone marketers in Mainland China. The Company’s “Others” segment comprises a number of immaterial product lines and development programs that have not materialized to date into full product businesses. None of these units has ever individually met the quantitative thresholds for determining reportable segments. The chief operating decision maker evaluates the results of each segment in assessing performance and allocating resources among the segments.

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2013, 2012 and 2011.

As stated in note 18 – “Discontinued Operations” of Notes to Consolidated Financial Statements, the Home Appliance segment was discontinued effective in January 2012. The results of operations of the Home Appliance segment have been classified as “Income (Loss) from discontinued operations” on the face of the consolidated statement of operations and comprehensive income. The segment profit for fiscal year ended March 31, 2013 represented sales of equipments and materials that had previously been written off.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(a)	The following table provides operating financial information for the four reportable segments:

	Home Appliances#	Electronic Components	EMS	Others	Corporate	Combined
	US$	US$	US$	US$	US$	US$
As of or for the fiscal year ended March 31, 2013
Revenues from external customers	—	65,188,724	14,256,314	1,638,346	—	81,083,384

Capital expenditure	—	6,484,577	767,186	358,813	3,055	7,613,631
Interest income	—	—	—	—	839,557	839,557
Interest expense	—	(109,749)	—	—	774,358	664,609
Depreciation and amortization	—	554,337	1,336,208	223,915	1,328,267	3,442,727
Segment profit (loss)	725,773	3,687,547	(3,314,836)	(1,182,894)	(1,878,891)	(1,963,301)
Total assets	34	29,618,065	16,203,482	1,114,654	61,289,608	108,225,843
As of or for the fiscal year ended March 31, 2012
Revenues from external customers	53,885,407	54,431,519	14,439,926	781,260	—	123,538,112

Capital expenditure	240,763	226,277	273,926	73,281	—	814,247
Interest income	—	—	—	—	377,074	377,074
Interest expense	(2,403)	(104,517)	—	321	(177,401)	(284,000)
Depreciation and amortization	1,522,962	594,746	1,268,736	76,809	98,577	3,561,830
Segment profit (loss)	1,374,342 *	2,885,762	221,655	(640,020)	(2,431,062)	1,410,677
Total assets	313,033	34,554,319	11,614,176	739,106	61,819,375	109,040,009
As of or for the fiscal year ended March 31, 2011
Revenues from external customers	43,485,638	42,621,597	14,742,075	105,194	—	100,954,504

Capital expenditure	217,028	807,077	3,598,918	40,345	—	4,663,368
Interest income	—	—	—	—	498,837	498,837
Interest expense	—	(268,219)	(2,604)	—	308,173	37,350
Depreciation and amortization	1,599,996	557,353	971,836	62,690	140,261	3,332,136
Segment profit (loss)	(1,775,879)	1,400,572	(695,296)	(960,777)	(1,981,591)	(4,012,971)
Total assets	22,234,345	23,809,159	15,066,413	703,412	58,122,805	119,936,134

#	As discussed in note 18, the Home Appliance segment was discontinued on January 15, 2012. The results of the operations has been classified as discontinued operations on the face of the consolidated statement of operations and comprehensive income.
*	An impairment loss of US$1,230,727 was recognized in the consolidated statement of operations and comprehensive income for machinery that was used in the operation of the Home Appliances segment in 2012. No impairment loss was recognized in 2013 and 2011.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(b)	Net sales including net sales of discontinued operations by geographic area based on the location of customers are as follows:

	2013	2012	2011
	US$	US$	US$
Australia	533,077	501,665	562,066
Europe	326,298	4,469,428	3,213,506
North America	49,423	47,969,847	38,808,728
Asia	80,174,586	70,596,126	58,360,791
Other regions	—	1,046	9,413

	81,083,384	123,538,112	100,954,504

(c)	Net sales including net sales of discontinued operations by product/service type

	2013	2012	2011
	US$	US$	US$
Floor care products	—	51,056,019	40,013,087
Kitchen appliances	533,077	755,607	1,081,498
CCMs	63,913,523	53,094,225	41,592,838
Cellular phone assembly services	14,256,314	14,439,927	14,648,779
Others	2,380,470	4,192,334	3,618,302

	81,083,384	123,538,112	100,954,504

(d)	Long-lived assets*

	March 31, 2013	March 31, 2012
	US$	US$
Hong Kong	150,734	210,800
Mainland China	29,404,484	24,806,115

	29,555,218	25,016,915

*	Long-lived assets represent land use rights and property, plant and equipment.

(e)	Impairment of property, plant and equipment

The impairment losses of property, plant and equipment for the fiscal years ended March 31, 2013, 2012 and 2011, amounted to nil, US$1,230,727 and nil, respectively. The impairment loss for the fiscal year ended March 31, 2012 was included in “Income (Loss) from discontinued operations”.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(f)	Major customers

Customers accounting for 10% or more of the Company’s combined net sales are as follows:

	2013	2012	2011
	US$	US$	US$
From continuing operations:
ZTE Corporation (“ZTE”)	9,011,148	24,227,414	8,797,843
Shenzhen Tinno Mobile Technology Co. Ltd. (“Tinno”)	8,636,784	13,018,044	13,677,827
Lenovo Mobile Communication Technology Ltd. (“Lenovo”)	26,799,405	11,698,569	12,712,077
Dongguan Huabel Electronic Technology Co. Ltd. (“Huabel”)	9,799,379	5,245	109
From discontinued operations:
Electrolux S.A. and subsidiaries (“Electrolux”)	—	52,339,623	42,006,085

During the fiscal years ended March 31, 2013, 2012 and 2011, 11.1%, 19.6% and 8.7%, respectively of the Company’s combined net sales including discontinued operations were made to ZTE, which is an unrelated customer. As of March 31, 2013, 2012 and 2011, 11.2%, 58.9% and 17.7%, respectively of the Company’s total accounts and bills receivable were from ZTE. ZTE is a customer of the Company’s electronic components and EMS segments.

During the fiscal years ended March 31, 2013, 2012 and 2011, 33.0%, 9.5% and 12.6%, respectively of the Company’s combined net sales including discontinued operations were made to Lenovo, which is an unrelated customer. As of March 31, 2013, 2012 and 2011, 34.2%, 19.4% and 19.2%, respectively of the Company’s total accounts and bills receivable were from Lenovo. Lenovo is a customer of the Company’s electronic components segment.

During the fiscal years ended March 31, 2013, 2012 and 2011, 10.7%, 10.5% and 13.61%, respectively of the Company’s combined net sales including discontinued operations were made to Tinno, which is an unrelated customer. As of March 31, 2013, 2012 and 2011, 3.2%, 3.4% and 9.6%, respectively of the Company’s total accounts and bills receivable were from Tinno. Tinno is a customer of the Company’s electronic components and EMS segments.

During the fiscal years ended March 31, 2013, 2012 and 2011, 12.0%, 0.00% and 0.00%; respectively of the Company’s combined net sales including discontinued operations were made to Huabel, which is an unrelated customer. As of March 31, 2013, 2012 and 2011, 25.3%, nil and nil, respectively of the Company’s total accounts and bills receivable were from Huabel. Huabel is a customer of the Company’s electronic components segments.

During the fiscal years ended March 31, 2013, 2012 and 2011, 0.0%, 42.4% and 41.6%, respectively, of the Company’s combined net sales including discontinued operations were made to Electrolux, which is an unrelated customer. As of March 31, 2013, 2012 and 2011, nil, nil and 35.7%, respectively, of the Company’s total accounts and bills receivable were from Electrolux. Electrolux was the major customer of the Company’s home appliances segment.

The Company was a contract manufacturer of floor care products that are marketed by Electrolux under its respective brand names.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, available-for-sale investments, financial assets included in deposits and other assets and accounts and bills receivable.

Substantially all of the Company’s cash and cash equivalents, restricted cash, interest receivable, and available-for-sale investments were financial assets that management believes are of high credit quality.

The Company’s concentration on a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any major customers or a decrease or delay in orders, or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of their sales to any single customer.

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

A significant portion of the Company’s sales in previous years from discontinued operations were made to the U.S. and the Company is responsible for ensuring that its products are safe and satisfy all of the requirements of the consumer products safety commission (“CPSC”) in the U.S. This may also apply to OEM products manufactured by the Company to customer specifications. In the event of a recall required by the CPSC, the customers may require the Company to provide replacement conforming units at our cost, which could have a material adverse effect on its business, quality reputation and results of operations.

26.	FINANCIAL INSTRUMENTS

The Company’s financial instruments that are subject to credit risks are limited to its cash and cash equivalents, restricted cash, available-for-sale investments, accounts and bills receivable, financial assets included in deposits and other assets, amounts due from a related party.

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

The following table sets forth the carrying values and estimated fair values of the Company’s financial assets and liabilities recognized as of March 31, 2013 and 2012. There were no material unrecognized financial assets and liabilities as of March 31, 2013 and 2012.

	Carrying value		Fair value
	2013	2012	2013	2012
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	32,385,376	39,792,733	32,385,376	39,792,733
Restricted cash	14,592,289	4,546,062	14,592,289	4,546,062
Available-for-sale investments	17,153	2,006,066	17,153	2,006,066
Accounts and bills receivable	19,713,608	30,273,062	19,713,608	30,273,062
Financial assets included in deposits and other assets	3,846,653	401,815	3,846,653	401,815
Amount due from a related party	18,841	11,798	18,841	11,798

	70,573,920	77,031,536	70,573,920	77,031,536
Non-current financial assets:
Available-for-sale investments	1,045,200	1,033,800	1,045,200	1,033,800

Total financial assets	71,619,120	78,065,336	71,619,120	78,065,336

	Carrying value		Fair value
	2013	2012	2013	2012
	US$	US$	US$	US$
Current financial liabilities:
Short term bank loans	4,826,241	4,000,000	4,826,241	4,000,000
Accounts payable	7,134,526	8,163,510	7,134,526	8,163,510
Accrued salaries, allowances and other employee benefits	4,367,642	3,102,335	4,367,642	3,102,335
Other accrued liabilities	9,643,638	6,637,851	9,643,638	6,637,851

Total financial liabilities	25,972,047	21,903,696	25,972,047	21,903,696

The carrying amounts of the Company’s cash and cash equivalents, restricted cash, accounts and bills receivable, financial assets included in deposits and other assets, amounts due from a related party, accounts payable, accrued salaries, allowances and other employee benefits and other accrual liabilities approximate to their fair values because of their short maturities. The available-for-sale investments are stated at quoted market price.

The Company’s cash and cash equivalents and restricted cash are placed primarily with banking institutions in the PRC with high credit ratings. The Company performs periodic credit standing evaluation of those banking institutions to limit the Company’s exposure to any significant credit risks.

The Company’s accounts and bills receivable largely represent amounts due from the Company’s principal customers. Receivable balances are monitored on an ongoing basis and the Company’s exposure to bad debts is not significant. The Company does not require collateral or other credit enhancement for any of its financial assets.

If the counterparties to the above financial assets fail to perform completely under the terms of their contract/arrangement, the maximum loss, based on the gross fair value of the financial instruments, due to this credit risk would be US$71,619,120 and US$78,065,336 as at March 31, 2013 and 2012, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	FAIR VALUE MEASUREMENTS

FASB ASC 820 “Fair Value Measurement and Disclosures”, the Company adopted in fiscal 2009, clarify that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability, such as inherent risk, transfer restrictions and risk of non-performance. As a basis for considering such assumptions, it establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Assets measured at fair value on a recurring basis as of March 31, 2013 and 2012 are summarized below:

	Fair Value Measurements
	March 31, 2013	March 31, 2012
	Quoted prices in active markets for identical assets
	US$	US$
Assets
Level 1:
Available-for-sale investments:
Listed equity securities	17,153	6,066
Level 2:
Available-for-sale investments:
Unlisted investments	1,045,200	3,033,800

Total financial assets measured at fair value	1,062,353	3,039,866

28.	STOCK COMPENSATION

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

During fiscal 2012, an aggregate of 1,250 options with exercise prices of US$25.00 and US$30.56 per share were forfeited upon resignation of the relevant participants and 82,167 options with exercise prices between US$19.00 and US$25.00 per share expired including 65,500 options granted to Directors.

During fiscal 2013, an aggregate of 5,950 options with exercise prices of US$15.60 to US$30.56 per share were forfeited upon resignation of the relevant participants, employment contract.

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

During fiscal 2013, no options were granted and none were forfeited.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

(c)	Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan (continued)

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

For the fiscal years ended March 31, 2012 and 2011, no shares or options was granted under the 2011 Omnibus Equity Plan.

For the fiscal year ended March 31, 2013, 73,000 options were granted to officers and directors, 5,000 options to an employee and 8,000 options to a consultant.

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

The total compensation expense recognized in the SG&A line item in the consolidated statement of operations and comprehensive income for the fiscal years ended March 31, 2013, 2012 and 2011 amounted to US$258,128, US$34,121 and US$470,109, respectively.

Changes in outstanding options under both the 1997 Plan, the 2005 Plan and the Omnibus Plan during the fiscal years ended March 31, 2013, 2012 and 2011 are as follows:

	2013
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	339,701	8.99 – 30.56	17.66	3.96	—
Granted	86,000	4.75	4.75
Expired	—	—	—
Exercised	—	—	—
Forfeited	(5,950)	15.60 – 30.56	21.26

Outstanding, at end of fiscal year	419,751	4.75 – 30.56	14.96	4.28	—

Vested and expected to be vested at March 31, 2013	419,751	4.75 – 30.56	14.96	4.28	—

Exercisable, at end of fiscal year	369,752	4.75 – 30.56	13.41	4.60

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

Changes in outstanding options under both the 1997 Plan and the 2005 Plan during the fiscal years ended March 31, 2013, 2012 and 2011 are as follows: (continued)

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

During the fiscal year ended March 31, 2007, Global-Tech granted an aggregate of 3,750 shares of common stock of Global-Tech to an employee with an effective grant date of November 6, 2006. 750 shares of such common stock vested and were issued on the first anniversary of the date of the stock grant and 750 shares of such common stock vested and were issued on the second, third, fourth, and fifth anniversaries of the date of the stock grant, respectively. 1,500 shares were issued during fiscal year 2013.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

Changes in stock grants during the fiscal years ended March 31, 2013, 2012 and 2011 are as follows:

	2013		2012		2011
	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value
		US$		US$		US$
Non-vested, at beginning of fiscal year	750	10,380	750	10,380	1,500	20,760
Granted	—	—	—	—	—	—
Vested	(750)	10,380	—	—	(750)	10,380

Non-vested, at end of fiscal year	—	—	750	10,380	750	10,380

The total fair value of the 750 shares of common stock vested during the fiscal years ended March 31, 2013 and 2011 was US$6,503 and US$5,085, respectively.

The expense for employee stock purchase plan recognized in the SG&A line item in the consolidated statement of operations and comprehensive income for the fiscal years ended March 31, 2013, 2012 and 2011 amounted to US$9,108, nil and US$1,969 respectively.

Further details relating to the options granted under the 1997 Plan, the 2005 Plan and the Omnibus Plan that are outstanding as of March 31, 2013 are as follows:

	Options outstanding as of March 31, 2013			Options exercisable as of March 31, 2013
Number of options	Range of exercise price per option	Weighted average remaining contractual life	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
	US$ (per share)	(years)	US$ (per share)		US$ (per share)
86,000	4.75	9.31	4.75	82,250	4.75
20,000	8.99	6.70	8.99	15,000	8.99
248,251	13.20 – 15.60	3.29	14.87	248,251	14.87
65,500	30.40 – 30.56	0.70	30.55	24,251	30.54

419,751				369,752

As of March 31, 2013 and 2012, there was an unrecognized share-based compensation cost of nil and US$1,969, relating to stock granted to an employee under the 1999 Employee Stock Purchase Plan respectively. The unrecognized compensation cost for stocks granted is expected to be recognized over a weighted-average vesting period of two years and five years. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

The fair value of the options granted was estimated on the date of grant using the following assumptions:

	2013	2012	2011
Risk-free Interest Rate	0.97% -1.50%	—	3.45%
Expected Dividend Yield	0%	—	0%
Expected Option Life	7 – 10 years	—	7 years
Expected Stock Price Volatility	53.28% - 58.71%	—	59.00%

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries (the “PRC Subsidiaries”) are restricted in their ability to transfer certain of their net assets to Global-Tech in the form of dividend payments, loans, or advances. The amounts restricted include net assets of the PRC Subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB364,074,602 (approximately US$58,607,593) as of March 31, 2013.

The following is the condensed financial information of Global-Tech on a stand-alone basis:

Balance sheets

	March 31, 2013	March 31, 2012
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	19,405,865	21,984,305
Available-for-sale investments	—	2,000,000
Prepaid expenses	46,903	43,210
Deposits and other assets	40,087	24,723

Total current assets	19,492,855	24,052,238
Interests in subsidiaries	55,812,262	55,206,077
Available-for-sale investments	1,045,200	1,033,800

Total assets	76,350,317	80,292,115

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other accrued liabilities	92,114	201,483

Total liabilities	92,114	201,483

Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,230,814 and 3,229,314 shares issued as of March 31, 2013 and 2012	129,233	129,173
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued	—	—
Additional paid-in capital	85,053,402	84,786,226
Statutory reserves	1,238,361	—
Accumulated deficit	(15,932,941)	(9,690,526)
Accumulated other comprehensive income	10,709,740	9,697,445
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2013 and 2012	(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	76,534,474	80,258,997
Non-controlling interests	(276,271)	(168,365)

Total equity	76,258,203	80,090,632

Total liabilities and shareholders’ equity	76,350,317	80,292,115

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of operations and comprehensive income

	Fiscal years ended March 31,
	2013	2012	2011
	US$	US$	US$
Net sales	—	—	—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	(1,071,502)	(1,158,531)	(1,252,554)

Operating loss	(1,071,502)	(1,158,531)	(1,252,554)
Interest income, net	344,582	35,349	29,831
Equity in profits (losses) of subsidiaries	(484,185)	1,923,914	(2,155,198)
Other income (expense), net	(752,196)	609,945	(635,050)

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	(1,963,301)	1,410,677	(4,012,971)
Other comprehensive income
Foreign currency translation adjustments	989,800	2,278,213	2,304,178
Release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal	—	—	1,877
Unrealized gain on available-for-sale investments, net of income tax of nil	22,495	24,600	11,092
Unrealized loss on available-for-sale investments, net of income tax of nil	—	(643)	—

Total comprehensive income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	(951,006)	3,712,847	(1,695,824)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of cash flows

	Fiscal years ended March 31,
	2013	2012	2011
	US$	US$	US$
Cash flows from operating activities:
Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	(1,963,301)	1,410,677	(4,012,971)
Adjustments to reconcile net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc. to net cash provided by operating activities:
Stock compensation expense	258,128	34,121	470,139
Shares issued to an employee	9,108	—	1,969
Equity in losses (profits) of subsidiaries	484,185	(1,923,914)	2,155,198
Interest received from available-for-sale investments	—	(13)	—
Changes in operating assets and liabilities:
Prepaid expenses	(3,693)	(2,582)	3,465
Deposits and other assets	(15,364)	4,969	(3,769)
Other accrued liabilities	(109,369)	(26,324)	(7,591)

Net cash used in operating activities	(1,340,306)	(503,066)	(1,393,560)

Cash flows from investing activities:
Purchases of available-for-sale investments	—	(8,999,987)	(3,000,000)
Proceeds from disposal of available-for-sale investments	2,000,000	9,000,000	15,986,532
Repayment of amounts due from (advances to) subsidiaries, net	910,372	13,091,819	(639,128)
Capital injection into subsidiaries	(1,107,753)	(1,732,162)	(1,858,931)

Net cash provided by investing activities	1,802,619	11,359,670	10,488,473

Cash flows from financing activities:
Cash dividend paid	(3,040,753)	—	—

Net cash used in financing activities	(3,040,753)	—	—

Net increase (decrease) in cash and cash equivalents	(2,578,440)	10,856,604	9,094,913
Cash and cash equivalents at beginning of fiscal year	21,984,305	11,127,701	2,032,788

Cash and cash equivalents at end of fiscal year	19,405,865	21,984,305	11,127,701

(a)	Basis of preparation

For the purposes of the preparation of the condensed financial information of Global-Tech, the Company records its interests in direct and indirect subsidiaries under the equity method of accounting as prescribed in FASB ASC 323 “Investments-Equity Method and Joint Ventures”. Such interests, together with the advances to subsidiaries, are presented as “Interests in subsidiaries” on the balance sheets and share of the subsidiaries’ income and losses is presented as “Equity in profits (losses) of subsidiaries” on the statements of operations and comprehensive income.

(b)	Commitments

Global-Tech has provided a letter of support to certain of its subsidiaries indicating its commitment to provide continuing financial support to those subsidiaries.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.4 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2009)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

4.1	Employment Agreement between Global-Tech and John C.K. Sham (Incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.2	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.3	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.4	Amended and Restated 1997 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.5	1999 Employee Stock Purchase Plan of Global-Tech (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999)

EXHIBIT INDEX

Exhibit Number	Description of Document

4.6	2005 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.7	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

EXHIBIT INDEX

Exhibit Number	Description of Document

4.8	Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan (Incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the Commission on December 22, 2010)

EXHIBIT INDEX

Exhibit Number	Description of Document

4.9	Cooperation Agreement on Oversea Agency Payment Business dated August 2, 2012 between China Construction Bank Co. Ltd and Dongguan Lite Array Company Limited*

4.10	Maximum Amount Rights Pledge Contract dated August 2, 2012 between China Construction Bank Co. Ltd and Dongguan Lite Array Company Limited*

4.11	General Agreement on Import Paying Service dated April 27, 2012 between Industrial & Commercial Bank of China Co., Ltd and Dongguan Lite Array Co., Ltd.*

4.12	Maximum Amount Pledge Contract dated August 28, 2012 between Industrial & Commercial Bank of China Co., Ltd and Dongguan Lite Array Co., Ltd.*

4.13	General Agreement on Import Goods Prepayment Financing between Industrial & Commercial Bank of China Co., Ltd and Dongguan Lite Array Co., Ltd.*

4.14	Maximum Amount Pledge Contract dated April 27, 2012 between Industrial & Commercial Bank of China Co., Ltd and Dongguan Lite Array Co., Ltd.*

4.15	Import Paying Service Financing Contract dated May 23, 2012 between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd.*

4.16	Import Paying Service Financing Contract dated June 1, 2012 between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd.*

4.17	Maximum Amount Pledge Rights Contract dated May 23, 2012 between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd.*

4.18	Import Paying Service Financing Contract dated December 21, 2012 between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd.*

4.19	Maximum Amount Pledge Rights Contract dated December 20, 2012 between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd.*

4.20	Import Paying Service Financing Contract dated January 23, 2013 between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd.*

4.21	Pledge Rights Contract between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd.*

4.22	Tenancy Agreement dated February 1, 2013 between Wing Shing Products Company Limited and Global Optics Limited*

8.1	List of Subsidiaries*

11.1	Code of Ethics (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Acting Chief Financial Officer*

15.1	Consent of Independent Registered Public Accounting Firm (BDO Limited)*

15.2	Consent of Independent Registered Public Accounting Firm (Mazars CPA Limited)*

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*	Filed Herewith
**	In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Form 20-F shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.