Form 20-F
period 2014-03-31
GLOBAL-TECH ADVANCED INNOVATIONS INC.
filed 2014-07-18
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

3,044,227 Common Shares, par value $0.04 per share

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

“Discontinued operation(s)” refers to our home appliance and EMS business segments, which were discontinued in January 2012 and December 2013, respectively.

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2014,” for example, refers to the fiscal year ended March 31, 2014.

Our financial statements are reported in U.S. dollars (see Note 3(q) of Notes to Consolidated Financial Statements) and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references to “dollars” or “$” in this annual report are to U.S. dollars. All references to “HK$” are to Hong Kong dollars and “RMB” are to Chinese Renminbi.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future,” or variations of such words and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Forward-looking statements contained herein (including future cash contractual obligations, liquidity, cash flow, orders, results of operations, and trends, among other matters) or in other statements made by us are made based on management’s expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. We believe that the following factors, among others (including those described in Item 3.D. “Risk Factors”), could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us or on our behalf:

•	a determination that we are a Passive Foreign Investment Company;

•	operations strategy;

•	the cyclicality of the markets which we serve and the vulnerability of those markets to economic downturns;

•	impairment charges and other charges related to discontinued operations;

•	our exit from the home appliance and EMS businesses;

•	the loss of, or a significant reduction or delay in purchases by our customers;

•	competition in our markets;

•	financial distress of third parties;

•	general economic, political, business and market risks associated with our global operations;

•	fluctuations in foreign currency exchange and interest rates;

•	our ability to control our costs while maintaining customer relationships and core business resources;

•	litigation and disputes involving us, including the extent of product liability, warranty, pension, employment and other similar claims asserted against us;

•	labor costs and disputes and the deterioration of our relations with our employees;

•	additional liabilities related to taxes;

•	our ability to continue our technical innovation in our product lines;

•	our ability to protect our intellectual property and know-how;

•	claims that our products or processes infringe intellectual property rights of others;

•	fluctuations in the price of our stock; and

•	other factors described in this annual report.

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

The selected consolidated statement of operations data for the fiscal years ended March 31, 2012, 2013 and 2014 and the selected consolidated balance sheets data as of March 31, 2013 and March 31, 2014 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2010 and 2011 and the selected consolidated balance sheets data as of March 31, 2010, 2011 and 2012 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2010(2)	2011(2)	2012(2)	2013(2)	2014
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$39,049	$42,727	$55,213	$66,827	$62,693
Cost of goods sold	(34,369)	(38,190)	(48,385)	(56,855)	(57,999)

Gross profit	4,680	4,537	6,828	9,972	4,694
Selling, general and administrative expenses	(6,615)	(8,166)	(7,027)	(12,384)	(13,148)
Other operating income, net	179	1,138	29	—	—

Operating loss	(1,756)	(2,491)	(170)	(2,412)	(8,454)
Interest income, net	281	537	95	1,504	685
Other income (expenses), net	304	441	1,125	583	2,397

Income (Loss) from continuing operations before income taxes	(1,171)	(1,513)	1,050	(325)	(5,372)
Income tax (expense) benefit	(389)	(204)	(1,229)	842	256

Income (Loss) from continuing operations	(1,560)	(1,717)	(179)	517	(5,116)
Income (Loss) from discontinued operations, net of taxes(1)	5,026	(2,471)	1,596	(2,588)	(5,547)

Net income (loss)	3,466	(4,188)	1,417	(2,071)	(10,663)
Net income (loss) attributable to non-controlling interests	—	175	(6)	108	108

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	$3,466	$(4,013)	$1,411	$(1,963)	$(10,555)

Basic and diluted earnings (loss) per share of common stock:
Income (Loss) from continuing operations	$(0.51)	$(0.51)	$(0.06)	$0.21	$(1.65)
Income (Loss) from discontinued operations	1.65	(0.81)	0.52	(0.86)	(1.82)

Basic and diluted net income (loss) per share of common stock	$1.14	$(1.32)	$0.46	$(0.65)	$(3.47)

Basic and diluted weighted average number of shares of common stock	3,038	3,039	3,039	3,040	3,042

(1)	In January 2012 and December 2013, the Company discontinued the operation of its home appliance and EMS business segments, respectively.
(2)	Comparative figures have been reclassified to conform with current year’s presentation.

	At March 31,
	2010	2011	2012	2013	2014
	(In thousands)
Balance sheets data:
Working capital(1)	$51,870	$45,170	$54,000	$45,383	$36,343
Total assets	111,087	119,936	109,040	108,226	99,667
Net assets(2)	77,736	76,512	80,259	76,534	66,174
Total debt(3)	—	12,585	4,000	4,826	7,280
Shareholders’ equity	77,736	76,337	80,091	76,258	65,790

(1)	Working capital is the excess of current assets over current liabilities.
(2)	Net assets are the excess of total assets over total liabilities and non-controlling interests.
(3)	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and non-current portion of long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Passive foreign investment company. Based on our financial statements, the valuation of our assets and the interpretation that rental income from our non-US based factories and equipment is considered passive, we believe that it may be determined in the future that we are a passive foreign investment company (“PFIC”). We have experienced recent changes in the composition of our income and assets resulting from the discontinuation of our home appliance and EMS businesses, and could experience further changes that may result from increases in the Company’s cash reserves and/or the generation of rental income from the lease of portions of our facilities. If we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to our investors if they are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.

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

In addition, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2015, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our common shares, which is subject to change. We have calculated our position for fiscal 2014 and our plan for 2015 and believe we are not currently a PFIC and do not expect to be in fiscal 2015. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences.”

Downturns in economic and financial conditions. Demand for our products depends in large part upon worldwide consumers of telecom products. While general economic conditions have shown improvement in many parts of the world, there has been continued economic weakness in many key markets. Additionally, growth in the PRC has slowed and government polices continue to evolve. A downturn in economic conditions in the PRC or elsewhere may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, and may reduce their ability to pay for our products and services after purchase. Economic conditions that could impact our business include, but are not limited to, recessionary conditions, slow or negative economic growth rates, the impact of state and sovereign debt defaults. Similarly, our suppliers may not be able to supply us with needed raw materials or components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, or fulfill our contractual obligations or could affect our gross margins. If the economy or markets in which we operate deteriorate or financial markets weaken, our business, financial condition and results of operations could be adversely impacted.

Operations Strategy. In recent years the Company has experienced inflationary pressures that have severely impacted its ability to operate a manufacturing enterprise in the location in the PRC that was originally established for that purpose in 1995. The government has consistently changed the rules to provide a better living standard for migrant workers, de-emphasized low value added export industries and increased energy costs to try and reduce pollution. Additionally, there is a shortage of technical talent and retaining such talent is a major challenge for management.

The net effect is that government sponsored/supported high technology enterprises can better flourish in this environment. We are not one of them. Our primary goal therefore is to secure the best use for the real estate we have and this will require cooperation from the local government. To date the government has approved our program including our rental arrangements but there is no assurance that they will continue to do so.

At present our rental income, assuming our tenants are financially viable, is nearly sufficient to cover the costs of the facility but if we do not develop an appropriate use of our land and buildings in the future, that is approved and supported by the local authorities, our financial position will be adversely impacted.

Under Chinese laws and regulations, a landlord can be held responsible to pay past due wages, social insurance and severance in the event any tenant becomes financially insolvent. If any of our tenants become insolvent, particularly our start-up EMS lessee, and the government holds us responsible, our overall cost could materially exceed the deposits we hold from our tenants. In such an occurrence our results of operations and financial condition would be adversely effected.

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

Additional Land Use Rights Payments. Following our exit from the home appliance and EMS businesses, approximately 122,000 square meters of production space and 10,000 square meters of dormitories were no longer needed for our operation. We began leasing a portion of this space to independent third parties in fiscal 2013 and, as of the date of this annual report, we had leased 76,000 square meters of former production space to be used as warehouse space. In addition, in April 2014, we entered into two five-year lease agreements to rent out our former EMS production facility and equipment plus office space which totalled 26,453 square meters.

The land use right certificates obtained by the Company for the land where the leased facilities are located include a statement as to the approved use of the land. The Dongguan City local government retains the right to demand additional fees from the Company in the event that it is deemed that the Company’s leasing of certain of its facilities is inconsistent with the approved use of the land stated on the land use right certificates. No formal fee schedule exists; thus the Company cannot quantify the amount of such fees, should the local government elect to demand the payment of such fees. No accruals have been made as these fees are neither probable nor quantifiable. In the event that we are required to pay additional land use rights, it would have an adverse effect on our financial condition and operations.

Conflict Minerals. In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), the SEC adopted new requirements for companies that use certain minerals and derivative metals (referred to as “conflict minerals”, regardless of their actual country of origin) in their products. These new requirements will require companies to investigate, disclose and report whether or not such metals originated from the Democratic Republic of Congo or adjoining countries. In October 2012, the National Association of Manufacturers and the U.S. Chamber of commerce filed a petition for review in the U.S. Court of Appeals for the District of Columbia in response to a section of Dodd-Frank regulation that requires public companies to disclose whether their products have been manufactured with these conflict minerals in countries where the sale of these minerals fuel humanitarian violence. In April 2014, the Court found that certain aspects of the requirements violated the first Amendment. In January 2013, the SEC’s conflicts minerals disclosure rules were to become effective, requiring companies to make their first conflict minerals disclosures on or before May 31, 2014 for the 2013 calendar year. However, the SEC issued a Partial Stay of the Conflict Mineral Rules on May 2, 2014 and we will continue evaluating the disclosure requirements in order to comply with the SEC rules, as they are ultimately prescribed.

As there may be only a limited number of suppliers offering “conflict free” metals, we cannot be certain that our suppliers will be able to obtain necessary metals in sufficient quantities or at competitive prices. Also, since our supply chain is complex and some suppliers will not share their confidential supplier information, we may face challenges with our customers and suppliers if we are unable to sufficiently verify that the metals used in our products are “conflict free”. Some customers may choose to disqualify us as a supplier and we may have to write off inventory in the event that it becomes unsalable as a result of these regulations.

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

Dependence on major customers. Our five largest Electronic Components customers represent approximately 60% of consolidated net sales for continuing operations in fiscal 2014. We have no contractual arrangements with these customers and only sell to them based on purchase orders received. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

Penalties for workforce reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or who has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of an individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, in the event of a layoff of more than 20 employees at one time, the entity is required to communicate with its labor union and report to the District Labor Bureau. We complied with all of the requirements when discontinuing our home appliance and EMS businesses at significant cost. Any further workforce reductions would have a material impact on our financial results.

Security of bank accounts in the PRC. The Company has a number of bank accounts in the PRC to satisfy lines of credit, exchange regulations and banking facilities and to support its operations. None of these accounts are government-insured. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by PRC banks and financial authorities and it remains unclear whether the stimulus plans and other measures implemented by the Chinese government will be enough to avert an economic downturn. The People’s Bank of China (“PBoC”) has recently expressed its intentions not to support the interbank market and its desire for tighter monetary policies. In the event of a credit crisis, our accounts would be vulnerable to loss, which would have a material adverse effect on our business and financial condition.

PRC Social Insurance Law. In October 2010, China promulgated the Social Insurance Law of the People’s Republic of China (the “Social Insurance Law”), which became effective as of July 1, 2011. Before its promulgation, China’s social insurance policies were implemented through a web of rules and regulations at both national and local levels. The Law unifies previous, scattered laws that relate to social insurance matters. The Social Insurance Law expressly clarifies that the social insurance system in China includes pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, all of which are mandatory for employees of companies operating in the PRC. Both employers and employees are required to make contributions for pension, medical and unemployment insurance, while only employers are required to make contributions for work-related injury insurance and maternity insurance. Additionally, under certain circumstances, employers must provide housing subsidies for its workers.

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

In fiscal 2012 and fiscal 2014, in connection with our exit from the home appliance and EMS businesses respectively, previous accruals for the social insurance expenses for their segments were reversed to offset severance and other costs relating to the termination of employees previously assigned to their respective businesses.

Cost and availability of labor. There is an emerging trend of a shortage of supply of migrant workers in China, particularly in Guangdong Province where our factory is located. Both in numbers and in skill, the labor force in China cannot keep up with the current speed of economic development and labor organizations have begun to initiate industrial action to raise wages. We continually adjust salaries and fringe benefits in order to attract and retain an adequate labor force. This trend of labor shortages is expected to continue and will likely result in further increases in wages as companies seek to retain their existing work forces. In the coming year, we expect that both a potential shortage of labor and increasing costs will impact our manufacturing operations, which has affected and will continue to adversely affect gross margins.

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

Foreign sales, operations and assets. Substantially all of our products are currently manufactured in China and over 99% of the net book value of our total long-lived assets is located there. We sell products to companies based principally in China and Asia. Consequently, our international operations and sales may be subject to the following risks, among others:

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

Governmental regulation. Our operations and assets in China are subject to significant political, economic, legal and other uncertainties. Any of the followings could result from policy changes by the Chinese government and could have a material adverse effect on our business, results of operations and financial condition:

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

PRC taxation on deemed income. The PRC tax authorities could determine that any inter-company payable account in accordance with PRC GAAP could be deemed income if such inter-company payables cannot be settled and are therefore income subject to taxation. In accordance with FASB ASC 740, we evaluated our position and determined that such inter-company payables will be settled, and particularly, since prior year tax assessments have been confirmed with the PRC tax authorities, deeming such inter-company payables as income is not likely. However, if the PRC tax authorities deem the inter-company payables of our PRC subsidiaries as income, it would have a material impact on our financial position and results of operations.

PRC taxation on worldwide income. We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Also, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa (2009) No. 82, Notice on the Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the Place of Effective Management Criteria, or Circular 82, with retrospective effect from 1 January 2008. According to Circular 82, any enterprise established under the law of a country or region other than the PRC but whose main investor is a PRC enterprise or Group shall be recognized as a resident enterprise for PRC tax purposes if all the following criteria are met: (i) the senior executives responsible for its daily production or business operations and the place where such responsibilities are carried out are mainly located in China; (ii) decisions about its finances (such as borrowing, lending, financing and managing financial risk) and human resources (such as staff recruitment, termination, and remuneration policies) are made or approved by organizations or individuals located in China; (iii) its major properties, accounting books and records, company seal, board minutes and resolutions, shareholders’ meeting minutes, etc. are kept in China; and (iv) 50% or more of its voting directors or its senior executives habitually reside in China. The principle of “substance over form” applies when determining the place of effective management. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue. We believe the risk of being recognized as a PRC resident enterprise under the EIT Law is very low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our results of operations.

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

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in Dongguan, China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in certain Western countries. We currently maintain property damage insurance in the aggregate of approximately $135 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $20.7 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood, force majeure or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”), directors and family members of directors of the Company beneficially own approximately 67.3% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 44.0% by the estate of Kwong Ho Sham who, prior to his passing, served as the Chairman of the Company’s Board of Directors, and 56.0% by our Chief Executive Officer, John Sham, who currently serves as a director. Voting control of Wing Shing Holdings is effectively held by John Sham. As a result, Wing Shing Holdings and its shareholders and their family members are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs. In June 2011, Kwong Ho Sham established a trust that is intended to own his portion of Wing Shing Holdings’ shares in the Company. Upon his passing, 303,070 shares currently owned by Wing Shing Holdings are intended to go into this trust and 385,727 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of June 2014, the transfers had not yet taken place but are expected to occur when his estate is settled. John C.K. Sham, as a trustee of his father’s charitable trust, declines beneficial ownership of any of the trust’s shares.

Unexpected loss of our C.E.O. or other key personnel. Our continued success requires us to hire, retain and develop our leadership bench and other highly skilled personnel. The unexpected loss of our Chief Executive Officer, John C.K. Sham, turnover in key personnel, or our failure to develop and implement an adequate succession plan to backfill current leadership could deplete our institutional knowledge base, erode our competitive advantage and jeopardize our continued viability.

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

Increased global IT security threats. Increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems, our systems, networks, products, solutions and services remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

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

Historically, the Company’s primary business was the export of a wide range of small electrical appliances to North American and European markets. However, the Company’s continuing efforts to diversify its business, together with the discontinuation of our home appliance business, resulted in all of our revenues from continuing operations for fiscal 2014 being derived from the Chinese domestic telecommunications market. It is anticipated that the majority of the Company’s future business is likely to be focused on opportunities in the PRC.

In fiscal 2014, we reported our results of operations in two segments: (i) electronic components and (ii) others. Through December 2013 we had a third reportable segment: electronic manufacturing services (“EMS”) and through December 2011 a fourth reportable segment: home appliances. These segments were managed separately and were characterized by different originations, processes and locations. As a result of our exit from the home appliance business in January 2012 and EMS in December 2013, we began reporting these operations as discontinued operations as of March 31, 2012 and March 31, 2014, respectively. Because our segment results are reported on a continuing operations basis, we have two remaining reportable segments for fiscal 2014: (i) electronic components and (ii) others.

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

As discussed more fully under “Discontinued Operations” below and in Note 18, “Discontinued Operations”, in the accompanying consolidated financial statements, our home appliance and EMS businesses are reported as discontinued operations.

Recent Developments

Discontinued Operations

As previously disclosed and discussed elsewhere in this annual report, the Company completed its exit from the EMS business in December 2013.

Prior to its exit from the EMS business, the Company performed electronic manufacturing services for its PRC telecom customers. Using Surface Mount Technology (“SMT”) equipment, we produced printed circuit boards utilizing the telecom provided chip and then assembled the whole mobile phone for them using customer supplied materials. Initial pricing for producing printed circuit boards was sufficient to invest in the necessary equipment and clean room. However, due to competition and the economic clout of the customers, pricing deteriorated in fiscal 2012 and further in fiscal 2013. At the same time our labor and utility costs were increasing by 15 to 20% per annum.

The assembly process was primarily offered to our telecom customers to encourage them to increase their subcontracting of printed circuit boards to us where our operation was profitable. Assembly was marginally profitable on a stand alone basis assuming reasonable productivity at the time we established this operation. However not only did labor costs rise but constant labor turnover caused productivity issues to the extent that assembly losses exceeded any contribution from SMT. In the year preceding the Company’s exit from the EMS business, significant losses were incurred primarily due to labor cost inflation and deteriorating productivity from excessive labor turnover. Due to competition and the dominance of the Company’s PRC based telecom customers, no pricing relief was likely and costs were likely to continue increasing. With no opportunity to raise prices, the only solution was to shut down the operation. Due to impairment charges and severance, a substantial charge related to the discontinuance of the EMS business was incurred in fiscal 2014.

Even if the labor productivity could be resolved, the EMS business could not be competitive in the long run when operated in Dongguan, a high cost area in China and relocating to a less costly area was not likely to generate sufficient margins to cover the cost of the move.

Lease of Former Home Appliance and EMS Facilities

With the discontinuation of the home appliance segment, certain portions of our facilities in Dongguan, PRC were no longer needed for our operation. We began leasing the space to independent third parties during fiscal 2013 and as of March 31, 2014, 76,000 square meters of production space had been leased. The average rent is RMB10 per square meter per month and the net rental income exceeded the depreciation and maintenance of the idle facilities in fiscal 2014.

With the discontinuation of the EMS segment, the surface mount and assembly equipment, clean rooms, offices and dormitories totaling 26,453 square meters were offered for lease to an independent third party to operate. Subsequent to our fiscal year end we entered into a five year lease totaling RMB63.4 million, equivalent to US$10.2 million.

While we received a two months deposit and there are severe early termination penalties in the contract, we still rely on our lessee being successful in their business to continue receiving rental income. In the event their business is not successful they could enter bankruptcy or liquidate their company and we would have to terminate the lease and seek alternative uses for the facility.

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

Initially we acquired Lite Array, Inc. a U.S. based technology company involved in thin film electroluminescent (“TFEL”) and organic light emitting diode (“OLED”) displays. We sold Lite Array’s TFEL factory in China in 2003, but maintained its OLED program which we subsequently abandoned. Due to declining retail prices for OLED displays, revisions to our OLED strategy became necessary. We combined our efforts with Anwell Technologies Limited (“Anwell”), a public company in Singapore, by establishing a jointly controlled entity to develop a more cost effective process for producing OLED equipment, rather than just marketing OLED displays. Our main interest in developing OLED displays was focused on cellular phone displays, and as a result of our business contacts in the telecommunications industry in the PRC, we determined that making camera modules for cell phones was a promising business opportunity for us.

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market complementary metal oxide semiconductor (“CMOS”) camera modules (“CCMs”) to cell phone manufacturers in China and to develop other products incorporating optical systems. In fiscal 2014, our net sales of CCMs and other electronic products were $60.6 million, which represents a 7.1% decrease over fiscal 2013 net sales of $65.2 million.

We believe the opportunity to sell CCMs and other electronic components to cellular phone and tablet computer manufacturers in the PRC continues to be a viable business for us, albeit currently at commodity-type margins and subject to intense competition. Up to last year we sourced the sensors and lenses exclusively so that we could apply our resources to the operation of a top quality clean room in our manufacturing facility in the PRC for low-cost assembly and concurrently concentrate on software development, customer integration design and product enhancements, particularly higher pixel count cameras and improved optics. We also continued developing products that incorporate CCMs for non-telecommunication applications, our primary focus being on document photo scanners, security products and medical instruments. During fiscal 2013, we invested in chip-on-board (“COB”) equipment to produce existing sensors and higher pixel sensors more cost effectively. High yields are critical in this process and our initial results have been mixed primarily due to labor turnover, increased overhead and a steeper learning curve than anticipated.

All of our customers for electronic components are presently in the PRC or Hong Kong and we sell in Renminbi or U.S. dollars.

Strategy

Our primary strategy for electronic components is to provide our telecom manufacturing customers in the PRC and other Asian countries with superior cameras for their cell phones. As more consumers, both in Asia and the export markets our customers serve, require increasingly sophisticated products with enhanced features, we must develop the software and camera modules necessary to satisfy these demands. Additionally our sales of CCMs to tablet computer and PC manufacturers are growing and we continue incorporating CCMs into finished products we design and market.

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

Expansion of manufacturing capabilities. We have invested in all of the equipment necessary to assemble modules in a Class 1000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality production. We continually expanded our facility from inception through fiscal 2014 as demand for CCMs continued to grow, and now have sufficient capacity to support steady growth in this business with limited additional investment. Our primary CMOS technology is CSP, or chip scale packaging, that supplies us with an integrated sensor and lens. In late fiscal 2013, we began investing in COB, or chip-on-board technology. This required construction of a class 10 clean room and investment in new equipment and processes. The investment enables us to produce higher pixel CCMs more efficiently.

Products

We started manufacturing CCMs early in fiscal 2006 primarily utilizing 0.3 megapixel CMOS sensors. Sales in fiscal 2014, 2013 and 2012 were $60.6 million, $65.2 million and $54.4 million, respectively. As pricing for VGA cell phone cameras continued to decline at a rate exceeding 20% per annum, we developed higher pixel count camera modules and introduced 1.3 and 2.0 megapixel versions in fiscal 2009, 3.0 and 5.0 megapixel versions in fiscal 2010 and 8.0 megapixel versions in fiscal 2013. The original VGA camera has developed into a low margin commodity, which adversely impacts unit revenues and overall profitability. However, we will continue to provide our customers with these products as well as developing higher pixel units in fiscal 2015. Our aim in fiscals 2012 and 2013 was to reduce the share of 0.3 megapixel units to less than 50% of our unit volume, which we achieved. In fiscal 2014, we concentrated on growing our 5.0 and 8.0 pixel cameras with limited success as the market price for 2.0 units dropped sufficiently to make them very attractive for our customers to reduce costs for their basic mobile phones. We expect continuing price erosion in fiscal 2015 as capacity in the PRC exceeds demand but will continue our efforts to market more complex camera modules to improve margins.

Product Design and Development

The development group for electronic components consists of a dedicated team of software and optical engineers supported by a large number of process, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our principal sensor supplier for new technology and expanded features.

Our expenditures for design and development of electronic components were $0.3 million, $0.2 million and $0.1 million in fiscal 2014, 2013 and 2012, respectively.

Manufacturing

We operate clean rooms in two of the buildings in our manufacturing complex in Dongguan. We built one class 1000 clean room in 2007 and have expanded every year since including building a 669 square meters class 10 clean room for COB production in fiscal 2013. Our production area for Guangdong Lite Array Company Limited (“DGLAD”) which includes our SMT production area with a maximum of class 1000 total is 4,886 square meters and the other working area is 2,436 square meters of which production and working areas for CCMs are 2,949 and 373 square meters respectively.

We have in place the capacity to produce up to 3 million CCMs using CSP and 1.5 million using COB per month which is sufficient to support anticipated demand for peak periods in the near term. We currently operate three COB lines whereas some of our larger competitors operate thirty. Major customers can be concerned about capacity constraints but, we have the space and necessary financial resources to expand quickly if profitable opportunities arise.

We ship our CCMs directly to our PRC customers, most of whom are located in Guangdong province, or ship to export customers from our warehouse in Hong Kong. Title for sales to PRC customers is transferred when the delivery note is “acknowledged” by the customer. Title for shipments to export customers from our warehouse passes when the customer takes physical delivery of the goods.

Quality Control

Superior quality control procedures are essential for the manufacture of electronic components. The average life expectancy of cell phones requires that each critical component performs reliably for many years. We test every CCM before shipment and our customers test every one during their assembly process. Any rejects are returned to us for further inspection, and if appropriate, rework. This is considered as a standard operating procedure in the industry. Any sensors that are defective, such that the CCM cannot be repaired, are returned to the vendor.

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

Major customers

Sales to our largest CCMs customer Lenovo Mobile Communication Technology Ltd. amounted to $21.7 and $26.8 million or 33.0% and 33.0% of consolidated net sales in fiscals 2014 and 2013, respectively. Shenzhen ZTE Mobile Tech Co., Ltd. was our largest CCMs customer in fiscal 2012 and its sales accounted for $24.2 million or 34.8% of consolidated net sales in fiscal 2012.

Our top five customers represented 60.7% of our consolidated net sales in fiscal 2014 and 65.7% of segment net sales.

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

While price and production capacity are still the main criteria in securing sales, our software and integration capabilities are still significant to our telecom customers and this helps to offset some of the commodity nature of this business. Additionally, as a result of technical advances in our development programs, we are now able to market our products to top tier consumer electronic brands in China as well as governmental and financial agencies. We continue upgrading our scanning software to enable bureaucracies to record a wider variety of documents and script and are attempting to obtain local and national government accreditation for our products.

Competition

Competition in the electronic components market is intense and growing with many new well financed entrants. However, since the market for cellular phone cameras continues to expand in China and its export markets, we believe that in the future demand will continue to meet or exceed our capacity; provided, however, that margins may not remain at current levels without productivity improvements. As we become a more significant supplier to certain large PRC cell phone manufacturers, expand our software and integration capabilities and continue expanding our capacity, we are realizing small competitive advantages which we hope will improve our margins.

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

Intellectual Property Rights

We currently hold 102 patents, primarily registered in the PRC. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. There can be no assurance that steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others.

Others

The primary emphasis in Others over the previous three fiscal years has been to develop a medical instrument business for the PRC domestic market. We also continue to experiment and carry out modest development work in other areas.

Dongguan Microview Medical Technology Company Limited was incorporated in China to provide an operating entity to house our medical instrument business, which has moved from the development stages into an operational business. This business requires a manufacturing environment certified by Chinese FDA authorities and all medical products are subject to numerous approval processes. Our initial product, a disposable cannula incorporating a CMOS camera along with an integrated workstation, recently received Chinese FDA approval. Our product is now used in over 213 hospitals in China and in nine provinces (Guangxi, Hebei, Jiangsu, Shandong, Guangdong, Xinjiang, Anhui, Chongqing and Shanghai) , the official hospital reimbursement rate has been established which is required for any medical product for system wide use. Two further products have recently received Chinese FDA approval. Growth in this business depends on the number of doctors trained to use our instruments and we currently are increasing the number of physician trainers we retain. We also have developed three additional medical instruments currently undergoing field trials as part of the Chinese FDA certification process.

Late in fiscal 2012 we established a subsidiary, Joke Media Limited, with the intent to install media displays for developing and distributing advertising and entertainment content for use in shopping centers, restaurants and hotels. We installed a trial system during fiscal 2013.

We determined from this trial that the economics were not favorable compared to traditional billboard advertising and have therefore refocused the business on billboards at recreational facilities. Initial results have been positive and generated an immaterial cash flow in fiscal 2014.

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

Our strategy for our media business is to install traditional billboard advertising in recreational facilities.

Product Design and Development

The principle development work in “Others” over the last two years has been devoted to medical instruments and some solar devices. Development expenses for “Others” were approximately $160,000, $174,000 and $182,000 in fiscal 2012, 2013 and 2014, respectively.

Discontinued Operations

Home Appliances. The home appliance segment became a discontinued operation in fiscal 2012. The operation was closed down in January 2012 and any remaining contractual product obligations were subcontracted to alternate manufacturers. Most of the equipment was fully depreciated or written down to scrap value which is minimal. The equipment is being stored and available for sale. In the event any such equipment was sold, the Company would recognize a gain in discontinued operations. Due to the high cost of labor and the continuing migration of PRC manufacturing, the Company is not competitive and therefore will not re-establish the business.

EMS. Prior to its discontinuation of the EMS segment, the Company performed electronic manufacturing services for its PRC telecom customers. Using surface mount technology (“SMT”) equipment, we produced printed circuit boards utilizing the telecom provided chip and then assembled the whole mobile phone for them using customer supplied materials. Initial pricing for producing printed circuit boards was sufficient to invest in the necessary equipment and clean room. However, due to competition and the economic clout of the customers, pricing deteriorated in fiscal 2012 and fiscal 2013. At the same time labor and utility costs were increasing by 15 to 20% per annum.

The assembly process was primarily offered to our telecom customers to encourage them to increase their subcontracting of printed circuit boards to us where our operation was profitable. Assembly was marginally profitable on a standalone basis assuming reasonable productivity at the time we established this operation. However not only did labor costs rise but constant labor turnover caused productivity issues to the extent that assembly losses exceeded any contribution from SMT. With no opportunity to raise prices, the only solution was to shut down the operation. Due to impairment charges and severance, a substantial charge was incurred in fiscal 2014.

Both home appliance and EMS were businesses that could not be competitive in the long run, when operated from Dongguan, a high cost area in China. Relocating to a less costly area was not likely to generate sufficient margins to cover the cost of the move.

Rental Operation

Following the discontinuation of the home appliance and EMS businesses, a determination as to the future use of the facilities that previously housed these operations was necessary. At the time these facilities were originally constructed, they were located on the periphery of Qingxi City, an almost exclusively industrial area. Since this time, the areas surrounding these facilities have seen slow but continual development and a shift away from traditional manufacturing.

Based on the shift in the property use of the surrounding areas, the continued use of a number of these facilities for traditional manufacturing operations was no longer appropriate. Accordingly, these facilities were leased to a number of independent entities as storage space. Typical leases are for one year at approximately RMB120 (US$19) per square meter per annum.

In early fiscal 2015, we entered into five-year lease agreements with an independent third party that will operate our EMS facility including offices, clean rooms, equipment and production areas. The terms of the lease protect us in the case of any default. (See Exhibit 4-16 and 4-17 for details of the leases.) However, in the event of the bankruptcy or financial liquidation of the lessee company, we may not be able to collect damages and the deposit we retain may not be sufficient to cover the cost of recovering our facility.

The facilities housing our remaining operations occupy a small contiguous area in one corner of the compound and will not preclude the future development when such a determination is made.

Managements short term plans are to generate sufficient rental income at the property to cover maintenance, depreciation, local taxes and common charges associated with the leased space. At present we have no plans to develop the property further but expect at some time in the future opportunities will arise to get more profitable use of the significant contiguous land area we occupy.

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

C.	Organizational structure.

The following chart sets forth the significant subsidiaries owned, directly or indirectly, by the Company as of June 30, 2014.

Name	Abbreviation	Principal Activities	Place of Incorporation	Percentage of Equity Interest Held
Global Display Holdings Limited	GDH	Investment Holding	British Virgin Islands	100.0
Kwong Lee Shun Trading Company Limited	KLS	Leasing of a property	Hong Kong	100.0
GT Investments (BVI) Limited	GTI	Investment Holding	British Virgin Islands	100.0
Consortium Investment (BVI) Limited	CIBL	Investment Holding	British Virgin Islands	100.0
Global Optics Limited	GOL	Trading of raw materials and electronic and optical components	Hong Kong	100.0
Dongguan Wing Shing Electrical Products Factory Company Limited	DWS	Factory complex rental and maintenance	China	100.0
Guangdong Lite Array Company Limited (formerly known as Dongguan Lite Array Company Limited)	DGLAD	Developing, manufacturing and marketing of electronic and optical components	China	100.0
Dongguan Microview Medical Technology Company Limited	DMC	Manufacturing and distribution of medical instruments	China	100.0
Joke Media Limited	SLD	Media services	China	100.0
Lite Array Holdings Limited	LAH	Investment Holding	British Virgin Islands	30.0
Litewell Technology (HK) Limited	LWH	Design and trading of OLED production equipment and corresponding materials	Hong Kong	30.0
Dongguan Litewell (OLED) Technology Limited	DLW	Research & Development of OLED equipment	China	30.0
Global Household Products Limited	GHP	Inactive	Hong Kong	100.0
Pentalpha Medical Limited	PEL	Inactive	Hong Kong	100.0
Pentalpha Hong Kong Limited	PHK	Inactive	Hong Kong	100.0
Global-Tech USA, Inc.	GTU	Provision of consultation services	United States	100.0
Global Lite Array (BVI) Limited	GLA	Investment Holding	British Virgin Islands	76.75
Lite Array, Inc.	LAI	Inactive	United States	76.75

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

Global Display Holdings Limited is the immediate holding company of Global Optics Limited and Dongguan Microview Medical Technology Company Limited.

Global Lite Array (BVI) Limited is the immediate holding company of Lite Array, Inc.

Wing Shing Overseas Limited and Global Appliances Holdings Limited were dissolved on May 28, 2013 and September 12, 2013, respectively.

Guangdong Lite Array Company Limited was formerly known as Dongguan Lite Array Company Limited.

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

The manufacturing complex includes 40 buildings, of which 12 buildings are dormitories with accommodation for up to 4,500 employees and cafeterias and recreational areas. The remaining buildings used to house manufacturing, quality control, warehousing, product development and administrative functions. We have obtained a portion of the property ownership certificates for buildings (29 out of total of 40 properties) and have freely transferable land use rights for a period of 50 years for the land upon which our buildings and facilities are located. Excluding dormitories, cafeterias and recreation areas, roads and a portion of land reserved for future expansion, our completed production area is approximately 174,000 square meters.

As a result of our exit from the home appliance and EMS businesses, approximately 122,000 square meters of production space and 10,000 square meters of dormitories were no longer needed for our operation. We began leasing a portion of this space to independent third parties in fiscal 2013 and as of March 31, 2014, we had leased 76,000 square meters of production space to be used as warehouse space. In addition, in April 2014, we entered into a five-year lease agreement to rent out our former EMS production facility and equipment plus office space which totalled 26,453 square meters. It is expected that our net rental income after depreciation, maintenance, taxes and common charges will contribute significantly to reduce our overall facility costs in fiscal 2015.

We purchased office space of approximately 1,000 square meters for RMB27.7 million (equivalent to US$4.5 million) in Shenzhen and relocated our electronic components sales staff and administrative personnel from a leased office in Shenzhen in August 2013.

We also rent an office in Guangzhou, the PRC of approximately 235 square meters at an annual rent of approximately US$32,000.

Hong Kong

In April 2008, we entered into three renewal lease agreements with Wing Shing Products Company Limited (“Wing Shing Products”), a company owned in part by our Chief Executive Officer, John Sham, with a total area of 25,690 square feet of space leased for our executive offices, administrative group and warehouse at a rate of approximately $173,000 per annum. On January 1, 2012, we amended the lease agreement with Wing Shing Products that reduced the total area to 11,010 square feet at a rate of approximately $70,786 per annum. In April 2012, we amended the lease agreement with Wing Shing Products to increase the rent to $113,043 per annum. For the period beginning in February 2013 through March 2014, we reduced the space we leased to 7,340 square feet at an annual rent of $75,420 per annum. Effective April 1, 2014, Wing Shing Products increased the annual rent to US$92,800 per annum which represents the fair market value for such space.

We believe that our administrative office space in Hong Kong and China will be adequate for the operation of our business for the foreseeable future. We believe that our manufacturing facility in Dongguan will also be adequate for the operation of our business for the foreseeable future. We anticipate that any further expansion of our Electronic Component business could increase utilization at the Dongguan facility and eventually require us to renovate one of the buildings formerly used in the operation of our home appliance business.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

A. Operating Results.

Fiscal Year Ended March 31, 2014 Compared with Fiscal Year Ended March 31, 2013

In fiscal 2014, we reported our results of operations in two segments: (i) electronic components and (ii) others. Through December 2013, we had a third reportable segment: EMS. As a result of our exit from the EMS business in December 2013, we began reporting the operation as discontinued operations as of March 31, 2014. The segment was managed separately and was characterized by different originations, processes and locations. Through December 2011 we had a fourth reportable segment: home appliances. As a result of our exit from the home appliance business in January 2012, we began reporting this operation as a discontinued operation as of March 31, 2012. Because our segment results are reported on a continuing operations basis, we have two remaining reportable segments for fiscal 2014: (i) electronic components; and (ii) others.

The following discussion of our financial condition and results of operations excludes the results of our discontinued operations unless otherwise noted. See Note 18, “Discontinued Operations” in the accompanying consolidated financial statements for further discussion of these operations.

Electronic Components segment

	Fiscal Years Ended March 31,
	2014	2013	2012
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(92.4)	(86.2)	(87.9)

Gross profit	7.6	13.8	12.1
Selling, general and administrative expenses	(10.8)	(8.6)	(7.5)

Operating income	(3.2%)	5.2%	4.6%

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

The CCM business, which constitutes the bulk of our net sales of electronic components, was established in mid-fiscal 2006, and expanded rapidly until the worldwide economic slowdown in the fall of 2008. Recently, the business had seen gradual improvement as the Chinese telecommunication market resumed growth but pricing continued to deteriorate. Net sales in fiscal 2014 decreased by 7.1% to $60.6 million from net sales of $65.2 million in fiscal 2013 primarily due to a less favorable mix of business as well as price reductions.

Unit sales in fiscal 2014 increased by 8.0% to 24.6 million units of which 31% were commodity type VGA units and approximately 14% were produced using our new chip on board process.

Despite our efforts to promote our higher pixel camera modules for laptops and note pads, our telecom business was still responsible for the majority of sales revenue, where competition continues to be intense.

While we expect volume to increase significantly in fiscal 2015, the mix of the business will be critical to improving profitability.

Our product sales of scanners and security device incorporating CCMs did not meet our expectations in fiscal 2014, but amounted to $3.7 million of business compared to $3.8 million in the prior year. We expect a modest increase in this business in fiscal 2015 primarily from our range of document scanners, but establishing a more effective distribution network will be essential for this business to grow materially.

Gross profit. Gross profit in fiscal 2014 was $4.6 million or 7.6% of net sales compared to $9.0 million or 13.8% of net sales in fiscal 2013. Gross profit in the CSP process is directly related to the mix of business since unit labor and overhead is the same for each type of CCM. Therefore, the higher the pixel count (and thus a higher price), the greater the contribution which is why improving the mix of the business has a major impact on gross profit. In the COB process yields and productivity are key to profitability.

In the CSP process, sensors and lenses are the key components. Their prices have declined at a similar rate to our core prices and material costs as a percentage of sales were similar in fiscal 2014 and 2013 at approximately 76% of sales.

In the COB process chip yield is critical to reducing material cost. Fiscal 2014 was our first full fiscal year of COB production thus productivity and yields were less than expected particularly after Chinese New Year as there was significant employee turnover.

Our labor cost increased by 50% over the prior year, overhead by 21% and depreciation doubled over the prior year, most of the increases being associated with the establishment of the COB operation. These increased costs, along with declining prices seriously impacted our gross margin. With competition continuing to drive down prices to get more business, we have to reduce our costs by improving productivity and continue bringing innovation to our product line.

For this segment to regain profitability in fiscal 2015, we have to increase volume production with no further increase in costs, improve yields and the mix of the business. Plans have been developed to achieve these goals but further price deterioration beyond what we anticipate would have a adverse impact on our plans.

Selling, general and administrative expenses. SG&A expenses in fiscal 2014 were $6.5 million or 10.8% of net sales compared to $5.6 million or 8.6% of net sales in fiscal 2013. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. Our personnel costs rose primarily due to the impact of continuing wage inflation. We spent $0.3 million on development programs in fiscal 2014 and do not expect it to increase significantly in fiscal 2015.

Operating income (loss), net. Operating loss in fiscal 2014 was approximately $1.9 million or 3.2% of net sales compared to an operating income of approximately $3.4 million or 5.2% in fiscal 2013.

Additionally our overhead increased much more than plan as indirect labor was added to help improve productivity.

Other income (expenses), net. Other income (expense), net in fiscal 2014 was a gain of approximately of $1.0 million compared to a gain of $0.4 million in fiscal 2013. The primary component of other income (expenses), net in both years was government grants that support “high-tech” activities in the PRC domestic market.

Segment income (loss). Segment loss in fiscal 2014 was $1.1 million compared to a segment profit of $3.7 million in fiscal 2013.

Others segment

Net sales of other products in fiscal 2014 were approximately $2.1 million, and were primarily from sales of disposable medical devices, motors and small appliances. Net sales of other products in fiscal 2013 were approximately $1.6 million, which were primarily from sales of disposable medical devices, motors and small appliances.

We generated a gross profit of approximately of $99,000 in fiscal 2014, compared to approximately $1.0 million in fiscal 2013.

The operating loss in fiscal 2014 was approximately $3.1 million, compared to approximately $1.4 million in fiscal 2013. Selling, general and administrative expenses increased $0.7 million from 2013 due to the accounting for many of our common charges in our Dongguan facility that had previously been absorbed by the home appliance business as well as added personnel for our medical device business and an increase in government fees and taxes. The segment loss in fiscal 2014 was $1.5 million, compared to $1.2 million in fiscal 2013. In both years the primary cause for losses was our initial development and distribution programs for medical products and in fiscal 2014 the additional common charges further increased the loss.

Corporate

Selling, general and administrative expenses. Non-allocated corporate expenses were $3.5 million in fiscal 2014 compared to $4.3 million in fiscal 2013. The primary reason for the decline was due to a decrease in stock compensation expenses in fiscal 2014.

Interest income, net. Interest income, net was approximately $0.8 million in fiscal 2014 and $1.6 million in fiscal 2013, including $84,000 and $0.8 million reversal of potential interest related to potential tax adjustments. In fiscal 2014, we had an average invested fund balance, which includes cash and cash equivalents, restricted cash, time deposits and available-for-sale investments, of approximately $39.2 million, with an average rate of return of 2.0% as compared to an average invested balance of approximately $48.0 million, with an average rate of return of 1.75% in fiscal 2013.

Other income (expenses), net. In fiscal 2014, other income (expenses), net from continuing operations was $2.4 million compared to $0.6 million in fiscal 2013. Rental income in fiscal 2014 was $1.3 million compared to $0.2 million in the prior year and government grants were $0.8 million in fiscal 2014 compared to $0.4 million in fiscal 2013. In fiscal 2014, we incurred a foreign exchange loss of $0.1 million compared to an immaterial gain in fiscal 2013. (See Note 16—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of Other income (expenses), net).

Income tax. Our financial statements include a provision for income tax benefit of approximately $0.2 million in fiscal 2014 which mainly represents a reversal of potential tax provisions, compared to a benefit of $0.8 million in fiscal 2013 which also primarily represents a reversal of potential tax provisions.

We are not subject to taxation in the British Virgin Islands, however we are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the standard tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% for both fiscal 2014 and 2013, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations and comprehensive income reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. During the 5thSession of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified enterprise income tax law, or EIT, was approved and became effective on January 1, 2008. The EIT Law introduced a wide range of changes which included the unification of income tax rates for domestic-invested and foreign-invested enterprises at 25%. Subsequently, Guangdong Lite Array qualified as a High and New Technology Enterprise (“HNTE”) which entitles it to pay a preferential tax rate of 15% so long as it remains classified as an HNTE. Taxes in China are based upon the financial statements of our four PRC subsidiaries based upon their preparation in accordance with PRC GAAP. Certain inter-company transactions could be interpreted by the local authorities as taxable transactions. In accordance with the provisions of FASB ASC 740, such transactions have been assessed and reflected in the computation of income taxes payable. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes.

Loss from continuing operations. The loss from continuing operations in fiscal 2014 was $5.0 million compared to income of $0.6 million in fiscal 2013.

Loss from discontinued operations. Loss from discontinued operations, net of tax was $5.5 million in fiscal 2014 compared to $2.6 million in fiscal 2013. Discontinued operations represent the home appliance and EMS segments that ceased operation in January 2012 and December 2013, respectively.

Net loss. Net loss for the group for fiscal 2014 was approximately $10.6 million, or $3.47 per share, as compared to a net loss of $2.0 million, or $0.65 per share for fiscal 2013.

A. Operating Results.

Fiscal Year Ended March 31, 2013 Compared with Fiscal Year Ended March 31, 2012

In fiscal 2013, we reported our results of operations in three segments: (i) electronic components; (ii) electronic manufacturing services (“EMS”); and (iii) others. These segments were managed separately and were characterized by different originations, processes and locations. Through December 2011 we had a fourth reportable segment: home appliances. As a result of our exit from the home appliance business in January 2012, we began reporting this operation as discontinued operations as of March 31, 2012. Because our segment results are reported on a continuing operations basis, we have three remaining reportable segments for fiscal 2013: (i) electronic components; (ii) electronic manufacturing services (“EMS”); and (iii) others.

The following discussion of our financial condition and results of operations excludes the results of our home appliance business unless otherwise noted. See Note 18, “Discontinued Operations” in the accompanying consolidated financial statements for further discussion of these operations.

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

The CCM business, which constitutes the bulk of our net sales of electronic components, was established in mid-fiscal 2006, and expanded rapidly until the worldwide economic slowdown in the fall of 2008. Recently, the business has seen gradual improvement as the Chinese telecommunication market has resumed growth. Net sales in fiscal 2013 increased by 19.8% to $65.2 million from net sales of $54.4 million in fiscal 2012.

Unit sales in fiscal 2013 increased by 11.2% to 22.8 million units of which 34% were commodity type VGA units and the balance higher pixel units. However, one of our most significant customers downgraded from 5.0 megapixels to 3.0 megapixels in their primary export cellphones and our high value 5.0 CCMs only accounted for 10% of units, considerably below expectations. Unit prices declined 20% for VGA units and 25% for the other units during the year as supply in China continued to exceed demand.

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

The labor content for each CCM is the same regardless of pixel count but direct labor costs continue to escalate due to inflation in pay rates and benefits in excess of 10% per annum. Direct labor and overhead in fiscal 2013 were 3.6% and 7.3% of net sales respectively compared to 3.5% and 5.4%, respectively, in fiscal 2012. Overhead increased by $1.9 million to $4.8 million in fiscal 2013 due primarily to significant increases in social insurance rates and utilities, both of which are likely to increase again in fiscal 2014.

There is an indication that our cost increases may be more manageable as the growth rate in China is slowing, so volume growth and an improving mix of business along with cost savings from COB production will remain critical to improving profitability in 2014.

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

As discussed previously in this annual report, we have made significant capital investments in the expansion of the EMS business in order to establish an efficient level of production capacity. We have the capacity to generate up to $25 million in annual revenue, with no further significant investment in capital but do not expect to achieve this level of business in the immediate future.

Gross profit. Gross profit in fiscal 2013 was approximately $0.3 million or 2.0% of revenues compared to a gross profit of $3.8 million or 26.4% in fiscal 2012. Gross profit in fiscal 2013 was impacted materially by major labor issues. Turnover was high which led to poor productivity and the quality of the labor and supervision available in Dongguan was not acceptable even though wages and benefits were increased to a very competitive level. Unless labor productivity is improved significantly in the near future, certain EMS assembly services will no longer be offered to our customers. Direct labor was $5.9 million and overhead excluding depreciation was $7.4 million or 41.4% and 51.9% respectively of net revenues compared to $4.2 million and $5.8 million in fiscal 2012 or 28.8% and 40.0% of net revenues respectively. The principal elements of overhead are supervisory labor of $2.4 million, utilities, software testing charges and PRC social insurance for labor. Depreciation in fiscal 2013 was approximately $972,000 compared to $918,000 in fiscal 2012.

Selling, general & administrative expenses. SG&A expenses in fiscal 2013 were $3.9 million or 27.1% of revenues and were $3.6 million or 24.8% of revenue in fiscal 2012. The primary components of SG&A are personal and travel and entertainment costs for the sales and marketing group. The compensation programs for our sales staff are currently being amended to focus on adding new customers and achieving price increases. Included in SG&A in fiscal 2013 were development costs of $0.4 million compared to $0.3 million in 2012.

Operating income (loss), net. Operating loss in fiscal 2013 was approximately $3.6 million or 25.1% of net revenues compared to an operating income of approximately $0.2 million or 1.6% of net revenues in fiscal 2012. In 2014, we will reduce our overhead and SG&A staff levels to reflect changes in our EMS business.

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

The operating loss in fiscal 2013 was approximately $1.4 million, compared to approximately $0.7 million in fiscal 2012. Selling, general and administrative expenses increased $1.5 million from 2012 due to the accounting for many of our common charges in our Dongguan facility that had previously been absorbed by the home appliances business as well as added personnel for our potential medical device business and an increase in government fees and taxes. The segment loss in fiscal 2013 was $1.2 million, compared to $0.6 million in fiscal 2012. In both years the primary cause for losses was our initial development and distribution programs for medical products and in fiscal 2013 the additional common charges have further increased the loss.

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

Interest income, net. Interest income, net was approximately $1.6 million in fiscal 2013, including $0.8 million reversal of potential interest related to potential tax adjustments, compared to $0.2 million which reflected an accrual for interest related to potential tax adjustments of $0.2 million in fiscal 2012. In fiscal 2013, we had an average invested fund balance, which includes cash and cash equivalents, restricted cash and available-for-sale investments, of approximately $48.0 million, with an average rate of return of 1.75% as compared to an average invested balance of approximately $47.4 million, with an average rate of return of 0.8% in fiscal 2012.

Other income (expenses), net. In fiscal 2013, the major components of other income (expenses), net, in corporate included foreign exchange gains of approximately $225,000, a tax penalty of $258,000, rental income of $178,000 and a loss on the disposal of fixed assets of approximately $44,000. In fiscal 2012, the major components of other income (expenses), net, in corporate included foreign exchange gains of approximately $167,000, loss on disposal of fixed assets of $86,000 and a reversal of an accrual for potential litigation of US$500,000. (See Note 16—Other income (expenses), net of Notes to Consolidated Financial Statements for a detailed breakdown of the components of Other income (expenses), net).

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

Our Chinese subsidiaries are subject to income tax based upon the taxable income as reported in the statutory financial statements prepared under Chinese accounting regulations. During the 5thSession of the 10th National People’s Congress of the PRC, which concluded on March 16, 2007, a unified enterprise income tax law, or EIT, was approved and became effective on January 1, 2008. The EIT Law introduced a wide range of changes which included the unification of income tax rates for domestic-invested and foreign-invested enterprises at 25%. Subsequently, Guangdong Lite Array qualified as a High and New Technology Enterprise (“HNTE”) which entitles it to pay a preferential tax rate of 15% so long as it remains classified as an HNTE. Taxes in China are based upon the financial statements of our two PRC subsidiaries based upon their preparation in accordance with PRC GAAP. Certain inter-company transactions could be interpreted by the local authorities as taxable transactions. In accordance with the provisions of FASB ASC 740, such transactions have been assessed and reflected in the computation of income taxes payable. To the extent that we have income effectively connected with the conduct of a U.S. trade or business in any fiscal year, we would be subject to U.S. taxes at an effective rate up to 55%. We do not believe that our current method of operations subjects us to U.S. taxes.

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

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2014 we did not generate cash from operating activities due primarily to the discontinuance of the EMS business and the fact that the electronic components business was operating at a loss. Additionally, we purchased an office in Shenzhen, the PRC for RMB27.7 million (equivalent to US$4.5 million) to accommodate our administrative and marketing personnel.

Working capital as of March 31, 2014 was $36.3 million compared to $45.4 million as of March 31, 2013. Cash and cash equivalents, time deposits, restricted cash and short-term investments decreased $7.8 million. Our cash and cash equivalents, time deposits and restricted cash amounted to $38.2 million as of March 31, 2014. Of this $16.4 million (of which $15.0 million was originally denominated in RMB, equivalent to RMB93.0 million) was in banks in the PRC, $13.9 million in banks in Hong Kong and the balance with financial institutions in the US. Our short-term bank loans in the PRC amounted to RMB38.9 million and RMB30.0 million (equivalent to $6.3 million and $4.8 million respectively) as of March 31, 2014 and 2013, respectively. As of March 31, 2014, we had short-term bank loans in Hong Kong amounted to $1.0 million (equivalent to HK$8.0 million). Our borrowing capacity is limited to the amount of cash we have on deposit so we have not effectively been extended credit and we are not likely to be extended credit in the PRC in the future. All of our cash and related short-term deposits and short-term investments are in very short-term safe securities.

Accounts and bills receivable were $21.2 million at the end of fiscal 2014, compared to $19.7 million at the end of fiscal 2013. Receivables at March 31, 2014 represented 118 days of net sales compared to 89 days of sales from continued and discontinued operations at March 31, 2013. Accounts and bills receivable for electronic components represented 128 days of sales in fiscal 2014. Our large CCM customers in China are granted credit terms and as is customary in the PRC, the bills they issue typically mature after 90 days, therefore we expect our domestic receivables to continue increasing in fiscal 2015 as sales in the PRC increase.

Our aggregate capital expenditures during fiscal 2014 and 2013 were $6.0 million and $7.6 million, respectively. Capital expenditures in fiscal 2014 consisted mainly of our purchase of an office in Shenzhen for RMB27.7 million and in fiscal 2013 primarily included expansion of existing clean room space and purchase of equipment and machinery, most of which was related to our COB production facility. Our capital commitments as of March 31, 2014 and 2013 were approximately $126,792 and $4,211,595, respectively. The significant commitment as of March 31, 2013 was for the purchase of the office in Shenzhen.

Our revolving credit facilities are provided by Standard Chartered Bank, Industrial and Commercial Bank of China Ltd. and China Construction Bank Corporation with an aggregate facilities limit of approximately $13.2 million, as of March 31, 2014. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements but as of March 31, 2014, banking facilities of HKD8.0 million (equivalent to US$1.0 million) and RMB38.8 million (equivalent to US$6.3 million) were utilized. (See Note 14—Short-term bank loans and Banking Facilities of Notes to Consolidated Financial Statements.)

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

We anticipate that cash from operating activities and our quick assets will be adequate to satisfy our capital requirements for at least the next two years.

Inflation. For the last five years inflation in Hong Kong has ranged from (1.6%) to 7.9% (approximately 4.3% during calendar 2013 and 4.1% for the first four months of 2014). Currently inflation in Hong Kong has little effect on our operations as much more of our costs are fixed and wage increases are discretionary.

While the appreciation of the Renminbi in prior years has had an impact on the Company’s competitiveness, we also have been impacted by wage and utility inflation in China, particularly in the last two years. While the official inflation rate has abated recently due to the slowdown in manufacturing, it is still reported as approximately 5% per annum.

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

•

Valuation of long-lived assets. The Company evaluates long-lived assets, such as property, plant and equipment or any other asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with FASB ASC 360 “Property, Plant and Equipment”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their recoverable amount. During the fiscal years ended March 31, 2014, 2013 and 2012, impairment losses of US$2,103,780, nil and $1,230,727, respectively relating to property, plant and equipment were recognized in the consolidated statements of operations and comprehensive income.

•

Warranty cost. The Company estimates the warranty cost for defective products based on various factors including the likelihood of defects, an evaluation of our quality controls over the manufacturing processes, technical analysis, industry information on comparable companies and our history. Based on the above criteria, the Company has accrued for warranty costs of US$869,734, $403,627 and $729,528 as of March 31, 2014, 2013 and 2012, respectively. The basis and the amount of the warranty accrual are reviewed and adjusted to reflect actual experience.

•

Deferred tax valuation allowance. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For financial reporting purposes, the Company established valuation allowances by tax jurisdiction for deferred tax assets which management believes it is more likely than not that the deferred tax assets will not be realized in the foreseeable future. As of March 31, 2014 and 2013, the Company had tax losses carried forward of $25,530,406 and $23,591,422 respectively, which included tax losses of $5,591,707 and $4,114,021 respectively that are available indefinitely for offsetting future taxable income of the companies in which these losses arose. Tax losses of $19,938,699 and $19,477,401 as at March 31, 2014 and 2013, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities based on the technical merits of the tax positions taken and probable outcome of a tax assessment. Based on an evaluation of these uncertain tax positions, we have to estimate the potential income tax expense and any related penalties and interest. This has resulted in significant income tax expense being accrued in previous loss years since not all subsidiaries are in a loss position for tax purposes and there is no off-setting allowed between subsidiaries in the PRC and Hong Kong.

•

Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overheads. For the fiscal years ended March 31, 2014, 2013 and 2012, write-downs of inventories to fair market value of $804,256, $867,312 and $932,848, respectively, were recognized in the consolidated statements of operations and comprehensive income.

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

•

Uncertain tax provision. As of March 31, 2014, the Company has recognized $4,454,069 of liabilities for unrecognized tax benefits and, in addition, $436,920 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of March 31, 2014, the Company classified $4,454,069 of its liabilities for unrecognized tax benefits and $436,920 of interest and penalties as current liabilities.

Recent accounting pronouncements

(i)	The FASB has issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the on-going trends in a reporting organization’s results from continuing operations.

The amendments in this ASU enhance convergence between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. For most nonpublic organizations, it is effective for annual financial statements with fiscal years beginning on or after December 15, 2014. Early adoption is permitted.

The Company believes that its adoption of the ASU will not have any material impact on its consolidated financial statements.

(ii)	The FASB has issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force).

U.S. GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

The Company believes that its adoption in fiscal 2015 of the ASU will not have any material impact on its consolidated financial statements.

C.	Research and development, patents and licenses, etc.

We spent approximately $0.8 million, $0.8 million and $0.7 million, respectively, on product design and development in each of the fiscal years 2014, 2013 and 2012. These expenses were primarily attributable to salaries and wages for technical staff and prototyping and cost of samples. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview.”

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

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2014:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	US$	US$	US$	US$	US$
Capital Commitments(1)	126,792	126,792	—	—	—
Operating Lease Commitments(2)	10,362,955	381,394	704,580	704,580	8,572,401

Total Contractual Obligations	10,489,747	508,186	704,580	704,580	8,572,401

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2043.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2014 are set forth below:

Name	Age	Position
John C.K. Sham(1)	51	Chairman, Chief Executive Officer, Acting Chief Financial Officerand Director
Brian Yuen(1)(2)	58	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui(2)(3)	56	Director
Ken Ying-Keung Wong(3)	65	Director
Barry J. Buttifant(3)	69	Director

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

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

Patrick Po-On Hui has served as a director of Global-Tech since March 2000. Mr. Hui is a practicing attorney and has been a partner at Messrs. Iu, Lai & Li since June 2011. From June 1988 to 2008, he was a consultant to, and then appointed as a partner of Robin Bridge & John Liu in 2008, a law firm based in Hong Kong. Mr. Hui was an Associate Partner of the law firm of Johnson Stokes & Master from March 1996 to May 1998 and an Assistant Solicitor of that firm from September 1989 to February 1996.

Ken Ying-Keung Wong has served as a director of Global-Tech since June 2001. Dr. Wong is a medical doctor who, since 1995, has maintained a medical practice in Hong Kong. Dr. Wong previously practiced family medicine in Canada from 1977 to 1995.

Dr. Barry John Buttifant has served as a director of Global-Tech since November 2003.

Dr. Buttifant is currently an independent adviser to MCL Financial Group Ltd and an independent non-executive director of Giordano International Limited and Daiwa Associate Holdings Limited, all of which are listed on the Stock Exchange of Hong Kong. Dr. Buttifant also serves as a non-executive director of China Nepstar Chain Drugstore Ltd., which is New York Stock Exchange listed public company.

Dr. Buttifant has been an executive director of Hsin Chong Construction Group Ltd. (“HCCG”), and a non-executive director of Synergis Holdings Limited (“Synergis”), a subsidiary of HCCG since 2011, all of which are listed on the Stock Exchange of Hong Kong. Prior to that, Dr. Buttifant was a chief executive officer of the IDT International Limited. In 2009, Dr. Buttifant was a director of Mission Hills Group (“MHG”) – corporate finance, and prior to this appointment, he was a consultant to the Group since 2008. Prior to joining MHG, Dr. Buttifant served as a principal of KLC Kennic Lui & Company (“KLC”), a professional accounting firm and was managing director of KLC Transactions Limited. Prior to joining KLC, Dr. Buttifant was the executive director – finance, of MHG. In 2004, Dr. Buttifant was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of both the construction company HCCG (which was acquired by MHG in November 2007) and a property management service company, Synergis (which was acquired by HCCG in September 2008). Dr. Buttifant was also an alternate director to both public companies. Dr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) from 2001 to 2002 and was the Advisor to the board of directors of Wo Kee Hong from 2002 to 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director.

Dr. Buttifant is a fellow member of the Association of Chartered Certified Accountants (UK); the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute (UK); the Hong Kong Management Association; and the Hong Kong Institute of Directors. Dr. Buttifant, being a person distinguished by eminence and by attainments, was admitted to the degree of honorary doctorate of Business Administration (honoris causa) by Edinburgh Napier University, United Kingdom in 2013.

No family relationship exists among any of our directors and senior management.

No arrangement or understanding exists between any director or member of senior management and any other person pursuant to which any director or member of senior management was elected to such a position with us.

B.	Compensation.

The aggregate direct remuneration paid to all directors and senior management as a group (5 persons) during fiscal 2014 was approximately $1.1 million. This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

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

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2014, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Yuen is not considered to be independent since he is also a member of management of the Company.

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

At March 31, 2014, 2013 and 2012, we employed 1,474, 2,528 and 2,264 persons, respectively, on a full-time basis. Of our employees at March 31, 2014, 24 were located in Hong Kong and, 1,450 in China.

As discussed elsewhere in this annual report, the Company completed its exit from the EMS business in December 2013. In connection with our exit from the EMS business, our labor force was significantly reduced as a result of the release of a majority of the employees assigned to the EMS business.

A breakdown of persons employed as of March 31, 2014 by main category of activity is as follows:

Category	No.
Manufacturing	1,021
Production management	14
Finance and administration	120
Receiving and warehousing	19
Quality control	113
Production engineering	36
Product design and development	88
Sales and marketing	59
Human resources	4

1,474

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2014, we employed a maximum of approximately 2,479 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to each factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

In June 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which can only be terminated in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. The Company took the Labor Contract Law into account and incorporated its requirements into its exit from the home appliance and EMS businesses. Additionally, the severance programs were established in accordance with the law and were supervised, at our request, by the appropriate authorities within the Dongguan local authority.

E.	Share ownership.

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2014 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	688,797	22.6%
John C.K. Sham(3)	1,001,124	31.2%
Brian Yuen(4)	97,803	3.1%
Barry J. Buttifant(5)(6)	11,250	*
Patrick Po-On Hui(5)(6)	5,250	*
Ken Ying-Keung Wong(5)(6)	3,250	*
All officers and directors as a group (5 persons)(7)	1,118,677	33.8%

*	Less than 1%
#	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after June 30, 2014, but no exercise of options covering our common shares held by any other person.
(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.

(2)

The share ownership of Wing Shing Holdings Company Limited is held 44.0% by the estate of Kwong Ho Sham and 56.0% by John C.K. Sham. Prior to the passing of Kwong Ho Sham, voting control of Wing Shing Holdings Company Limited (“Wing Shing Holdings”) was held approximately 34.3% by Kwong Ho Sham and 65.7% by John C.K. Sham. Following Kwong Ho Sham’s passing, John C.K. Sham assumed 100% voting control of Wing Shing Holdings. Once the estate is settled, the shares of the Company owned by Wing Shing Holdings will be distributed to its two shareholders. The estate of Kwong Ho Sham will receive 303,070 shares, which are intended to be gifted to a charitable trust, and 385,727 shares of the Company will be distributed to John C.K. Sham.

(3)

Includes 688,797 shares owned by Wing Shing Holdings and 168,750 common shares issuable to John C.K. Sham within 60 days after June 30, 2014 upon exercise of options granted under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan. Excludes 600,000 shares owned by the mother of John C.K. Sham, 300,000 shares owned by the wife of John C.K. Sham and 300,000 shares owned by the daughter of John C.K. Sham. Mr. John C.K. Sham disclaims any beneficial ownership in such shares.

(4)

Includes 84,751 common shares issuable to Brian Yuen within 60 days after June 30, 2014 upon exercise of options granted under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan. Excludes 1,975 shares owned by the wife and son of Mr. Yuen. Mr. Yuen disclaims any beneficial ownership in such shares.

(5)	Each of Barry J. Buttifant, Patrick Po-On Hui and Ken Ying-Keung Wong own less than 1% of the issued and outstanding common shares as of June 30, 2014.
(6)

Includes 7,000, 5,250 and 3,250 shares issuable to Messrs. Buttifant, Hui and Wong, respectively, within 60 days after June 30, 2014 upon exercise of options granted under the 1997 and 2005 Stock Option Plans, and the 2011 Omnibus Equity Plan.

(7)

Includes 688,797 common shares owned by Wing Shing Holdings and 269,001 common shares beneficially owned by or issuable to various officers and directors within 60 days after June 30, 2014 upon exercise of options granted under under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan.

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

During fiscal 2013, an aggregate of 5,950 options with an exercise price of $15.60 to $30.56 per share were forfeited upon the termination of the relevant participants.

During fiscal 2014, an aggregate of 65,500 options with an exercise price of US$30.40 to US$30.56 expired.

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

•	During fiscal 2014, 2013 and 2012, no options were granted and none were forfeited.

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

No shares were granted under the Omnibus Plan during fiscal 2012.

During fiscal 2013, 73,000 options were granted to officers and directors, 5,000 options to an employee and 8,000 options to a consultant.

In fiscal 2014, no shares were granted and 3,000 options which were previously granted to a Director were exercised.

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

As of March 31, 2014, 2013 and 2012, there were unrecognized share-based compensation costs of nil, nil and $1,969, respectively, relating to stock granted to an employee under the 1999 Employee Stock Purchase Plan. The unrecognized compensation cost for stock granted is expected to be recognized over a weighted-average vesting period of two years and five years, respectively. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

We also have granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expense over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2014 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Shun Chi Hui	600,000	19.7%
Jenny, Meng Chen Tsai	300,000	9.9%
Estee M.Y. Sham	300,000	9.9%
Wing Shing Holdings Company Limited(1)(2)	688,787	22.6%
Grace & White, Inc.(3)	189,855	6.24%

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

(2)

In June 2011, Kwong Ho Sham established a trust that is intended to own his portion of Wing Shing Holdings Company Limited (“Wing Shing Holdings”) shares in the Company. Upon his passing, 303,070 shares owned by Wing Shing Holdings are intended to go into this trust and 385,727 shares owned by Wing Shing Holdings will be transferred to John C.K. Sham. As of June 30, 2014, the transfers had not yet taken place but are expected to occur when his estate is settled. John C.K. Sham as a trustee of his father’s charitable trust will decline beneficial ownership of any of the trust’s shares.

(3)

According to a Schedule 13G filed with the SEC on January 30, 2014, Grace & White, Inc. reported beneficial ownership of an aggregate of 189,855 shares, including sole voting power over 51,685 shares and sole dispositive power over 189,855 shares. Grace & White, Inc. is located at 515 Madison Ave., Suite 1700, New York, New York 10022.

Our major shareholders have the same voting rights as all holders of our common shares.

As of June 30, 2014, approximately 64.7%, of our outstanding common shares were held in the United States by 6 holders registered on the books of our transfer agent.

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

•

In April, 2008, we entered into renewal lease agreements with Wing Shing Products Company Limited (“Wing Shing Products”), a company owned by John Sham, for offices and warehouses located in Hong Kong with a total area of 25,690 square feet, which were occupied by our executive officers, administrative group and warehouse staff at a rate totaling approximately $173,000 per annum. On January 31, 2012, we amended the lease with Wing Shing Products that reduced the rental space to 11,010 square feet at a rate totaling approximately $70,786 per annum. In April 2012, we amended the lease agreement with Wing Shing Products to increase the rent to $113,043 per annum. In February 2013, we further reduced the total rental space to 7,340 square feet and the rent to $75,420 per annum. Effective April 1, 2014, Wing Shing Products increased the annual rent to US$92,800 per annum, which reflects the fair market for such space.

•

In addition to the office and warehouse space described above, the Company also entered into automobile lease agreement with Wing Shing Products. Monthly rental for the vehicle is approximately $4,800, which is the estimated fair value of rental or lease rates in Hong Kong for similar vehicles.

The total expense incurred for the real estate and automobile leases described above for the fiscal years ended March 31, 2014, 2013 and 2012 was approximately US$132,661, US$164,096 and US$189,832, respectively. These expenses were payable to Wing Shing Products.The amounts due are unsecured, interest-free and have no fixed terms of repayment. We believe the leases are on terms no less favorable to the Company than could have been received from unaffiliated third parties.

Our Policy Concerning Related Party Transactions

All transactions with our executive officers and directors must be approved by a majority of our disinterested directors.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated financial statements and other financial information.

Our consolidated financial statements for fiscal 2014, 2013 and 2012 have been prepared in accordance with U.S. GAAP and audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). A consolidated balance sheet is presented for each of fiscal 2014 and 2013 along with a consolidated statement of operations and comprehensive income, statement of cash flows and statement of changes in shareholders’ equity which are presented for each of fiscal 2014, 2013 and 2012. See “Item 18—Financial Statements” for detailed financial information.

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

	Pre-split		Adjustment to reflect 4-for-1 reverse stock split
	High	Low	High	Low
			US$	US$
Fiscal 2009:
Annual	—	—	16.08	6.00
Fiscal 2010:
Annual	—	—	13.37	6.40
Fiscal 2011:
Annual	—	—	12.51	6.78
Fiscal 2012:
First Quarter	—	—	7.53	4.00
Second Quarter	—	—	4.65	3.03
Third Quarter	—	—	3.91	2.68
Fourth Quarter	—	—	6.90	3.26
Annual	—	—	7.53	2.68
Fiscal 2013:
First Quarter	—	—	9.94	4.75
Second Quarter	—	—	9.40	4.26
Third Quarter	—	—	7.40	4.47
Fourth Quarter	—	—	11.98	6.53
Annual	—	—	11.98	4.26
Fiscal 2014:
First Quarter	—	—	11.85	6.00
Second Quarter	—	—	17.94	6.21
Third Quarter	—	—	8.28	6.07
Fourth Quarter	—	—	7.59	5.60
Annual	—	—	17.94	5.60
Most Recent Six Months:
January 2014	—	—	7.59	6.25
February 2014	—	—	6.76	6.01
March 2014	—	—	6.30	5.60
April 2014	—	—	6.49	5.30
May 2014	—	—	6.20	5.51
June 2014	—	—	5.88	5.40

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers in tax years before January 1, 2011 from “qualified foreign corporations” are taxed at the rate of either 5 percent (zero, for tax years beginning in 2009, 2010 and 2011) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. Dividends received in tax years beginning on or after December 31, 2012 are taxed at higher ordinary income tax rates. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future.

We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2012, 2013 and 2014. No assurance can be given, however, that the IRS may not agree and seek to treat us as a PFIC. See “Passive Foreign Investment Company (PFIC)” below. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Passive Foreign Investment Company (PFIC)

A U.S. Holder generally would be subject to a special tax scheme (that differs in certain material respects from that described above) if we were a PFIC at any time during which such Holder held our shares.

We believe based upon our preliminary evaluation that we could be deemed a PFIC in future years. An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. Based on the composition of our annual gross income and the nature and book value of our assets and the total market value, or market cap, of our shares at the end of each quarter of our fiscal years ended March 31, 2012, 2013 or 2014, we believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2012, 2013 or 2014. No assurance can be given, however, that the IRS may not agree and seek to treat us as a PFIC for these years.

We have not conducted an appraisal of the actual fair market value of our assets as of March 31, 2014 to support our conclusion regarding our PFIC status. If we conducted such an appraisal, it might not result in a fair market value of our assets being sufficiently greater than the aggregate value of our market capital to support our conclusion regarding our PFIC status. Even if such appraisal did so support our conclusion as to our PFIC status, such appraisal may not be enough to establish to the satisfaction of the IRS that the fair market value of our assets, which would, or we believe should, not be considered “passive,” was sufficiently greater than the aggregate value of our market capital.

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

As a result of the classification as a PFIC, a special tax scheme would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies. The interest charge is non-deductible by individuals but is generally deductible by corporations.

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

We sell a majority of our products in Chinese Renminbi and pay for our materials and components in U.S. dollars, Hong Kong dollars and Chinese Renminbi. We pay labor and overhead expenses in Renminbi, Hong Kong dollars and U.S dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong Government since 1983 at a range of HK$7.65 to HK$7.80 to US$1.00 through the currency-issuing banks in Hong Kong. Consequently, the Company has not experienced any currency exchange risk exposure relating to the Hong Kong dollar in the past. This could change in the future if those in Hong Kong who are proposing a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar.

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities had therefore taken their first step towards a floating currency. As of March 31, 2014, the exchange rate was 6.1521 and as of June 30, 2014 the exchange rate was 6.1528, a 0.01% appreciation since our fiscal year end. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our purchase of materials outside the PRC should the RMB depreciate. Materials represent 78% of our cost in 2014, a significant portion of which were purchased in US$. A 1% appreciation in the Renminbi would increase our operating profit by approximately $0.1 million. Our net current assets in the PRC as of March 31, 2014 denominated in RMB amounted to RMB133 million ($21.4 million).

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

As of March 31, 2014, an evaluation was performed, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation and for the reasons stated below, such officers concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) is accumulated and communicated to the Company’s management including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of its internal control over financial reporting as of March 31, 2014 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992. Based on this assessment, management has determined that the Company’s internal control over financial reporting is not effective as of March 31, 2014. In making its assessment, management identified a material weakness, similar to prior years, concerning the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company will continue retaining external consultants who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues.

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

Item 16.	Reserved

Not applicable.

Item 16A.	Audit Committee Financial Expert

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

Mazars CPA Limited became our independent auditor in fiscal 2012. Fees payable for the fiscal years ended March 31, 2014 and 2013 to Mazars is detailed below:

	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2013
Audit fees	$210,000	$200,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$210,000	$200,000

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

Not applicable.

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

Date: July 18, 2014

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ John C.K. Sham
John C.K. Sham
President, Chief Executive Officer and Acting Chief Financial Officer

Audited Consolidated Financial Statements

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Incorporated in the British Virgin Islands with limited liability)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONTENTS

Pages
Report of Independent Registered Public Accounting Firm (Mazars CPA Limited)	F-3
Consolidated:
Balance Sheets as of March 31, 2014 and 2013	F-4
Statements of operations and comprehensive income for each of the three years in the period ended March 31, 2014	F-5
Statements of Changes in Shareholders’ Equity for each of the three years in the period ended March 31, 2014	F-6 - F-7
Statements of Cash Flows for each of the three years in the period ended March 31, 2014	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

Global-Tech Advanced Innovations Inc.

We have audited the accompanying consolidated balance sheets of Global-Tech Advanced Innovations Inc. and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years ended March 31, 2014, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of March 31, 2014 and 2013, and the consolidated results of its operations and cash flows for the years ended March 31, 2014, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mazars CPA Limited

Certified Public Accountants

Hong Kong

July 17, 2014

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2014 and 2013

	Notes	2014	2013
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4	22,820,300	32,385,376
Time deposits	5	11,339,515	—
Restricted cash	6	4,013,565	14,592,289
Available-for-sale investments	7	1,050,500	17,153
Accounts and bills receivable, net	8	21,216,884	19,713,608
Inventories	9	7,162,867	5,392,332
Prepaid expenses		123,462	181,224
Deposits and other assets		2,475,765	5,044,456
Amount due from a related party	10	12,569	18,841

Total current assets		70,215,427	77,345,279
Interests in jointly-controlled entities		—	—
Property, plant and equipment, net	11	26,316,958	26,528,681
Land use rights, net	12	2,923,424	3,026,537
Deposits paid for purchase of property, plant and equipment		212,134	280,146
Available-for-sale investments	7	—	1,045,200

Total assets		99,667,943	108,225,843

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	14	7,279,629	4,826,241
Accounts payable		12,520,080	7,134,526
Customer deposits		1,138,500	1,331,100
Accrued salaries, allowances and other employee benefits		2,980,622	4,367,642
Other accrued liabilities	13, 22	5,720,757	9,643,638
Income tax payable		4,233,169	4,659,313

Total current liabilities		33,872,757	31,962,460
Deferred tax liabilities	17	5,183	5,180

Total liabilities		33,877,940	31,967,640

Commitments and contingencies	20, 21
Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,233,814 and 3,230,814 shares issued as of March 31, 2014 and 2013	15	129,353	129,233
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued		—	—
Additional paid-in capital		85,103,910	85,053,402
Statutory reserves	3(ad)	1,340,229	1,238,361
Accumulated deficit		(26,590,366)	(15,932,941)
Accumulated other comprehensive income		10,854,689	10,709,740
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2014 and 2013		(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity		66,174,494	76,534,474
Non-controlling interests		(384,491)	(276,271)

Total shareholders’ equity		65,790,003	76,258,203

Total liabilities and shareholders’ equity		99,667,943	108,225,843

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2013 AND 2012

	Notes	2014	2013	2012
		US$	US$	US$
Net sales		62,692,901	66,827,070	55,212,779
Cost of goods sold		(57,999,265)	(56,854,674)	(48,384,573)

Gross profit		4,693,636	9,972,396	6,828,206
Selling, general and administrative expenses		(13,148,067)	(12,383,973)	(7,026,786)
Other operating income, net		—	—	28,589

Operating profit (loss)		(8,454,431)	(2,411,577)	(169,991)
Interest income, net		685,138	1,504,166	95,477
Other income (expenses), net	16	2,396,789	583,315	1,124,478

Income (Loss) from continuing operations before income taxes		(5,372,504)	(324,096)	1,049,964
Income tax (expense) benefit	17	255,927	841,900	(1,228,625)

Income (Loss) from continuing operations		(5,116,577)	517,804	(178,661)
Income (Loss) from discontinued operations, net of tax	18	(5,547,024)	(2,589,063)	1,595,997

Net income (loss)		(10,663,601)	(2,071,259)	1,417,336
Other comprehensive income
Foreign currency translation adjustments		153,453	989,852	2,277,759
Release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal		(13,980)	—	—
Unrealized gain on available-for-sale investments, net of income tax of nil		5,300	22,495	23,957

Total comprehensive income (loss)		(10,518,828)	(1,058,912)	3,719,052
Less: Comprehensive income (loss) attributable to non-controlling interests
Net income (loss)		108,044	107,958	(6,659)
Foreign currency translation adjustments		176	(52)	454

Total comprehensive income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.		(10,410,608)	(951,006)	3,712,847

Income (Loss) from continuing operations		(5,116,577)	517,804	(178,661)
Net income (loss) attributable to non-controlling interests		108,044	107,958	(6,659)

Income (Loss) from continuing operations attributable to shareholders of Global-Tech Advanced Innovations Inc.		(5,008,533)	625,762	(185,320)
Income (Loss) from discontinued operations		(5,547,024)	(2,589,063)	1,595,997

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.		(10,555,557)	(1,963,301)	1,410,677

Basic and diluted earnings (loss) from continuing operations per share of common stock	19	(1.65)	0.21	(0.06)

Basic and diluted earnings (loss) per share of common stock	19	(3.47)	(0.65)	0.46

		Number	Number	Number
Basic and diluted weighted average number of shares of common stock	19	3,041,625	3,040,310	3,039,727

		US$	US$	US$
Rental expense paid to related parties (included in selling, general and administrative expenses)	10	372,457	403,907	508,575

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2013 AND 2012

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Statutory reserves	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2011	3,229,314	(189,587)	129,173	84,752,105	—	(11,101,203)	(4,663,321)	7,395,275	76,512,029	(174,570)	76,337,459
Net income for the year	—	—	—	—	—	1,410,677	—	—	1,410,677	6,659	1,417,336
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	23,957	23,957	—	23,957
• foreign currency translation adjustments	—	—	—	—	—	—	—	2,278,213	2,278,213	(454)	2,277,759

Total net comprehensive income	—	—	—	—	—	1,410,677	—	2,302,170	3,712,847	6,205	3,719,052
Stock compensation expenses	—	—	—	34,121	—	—	—	—	34,121	—	34,121

Balance as of March 31, 2012	3,229,314	(189,587)	129,173	84,786,226	—	(9,690,526)	(4,663,321)	9,697,445	80,258,997	(168,365)	80,090,632
Net loss for the year	—	—	—	—	—	(1,963,301)	—	—	(1,963,301)	(107,958)	(2,071,259)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	22,495	22,495	—	22,495
• foreign currency translation adjustments	—	—	—	—	—	—	—	989,800	989,800	52	989,852

Total net comprehensive income (loss)	—	—	—	—	—	(1,963,301)	—	1,012,295	(951,006)	(107,906)	(1,058,912)
Stock compensation expenses	—	—	—	258,128	—	—	—	—	258,128	—	258,128
Shares issued to an employee	1,500	—	60	9,048	—	—	—	—	9,108	—	9,108
Transfer to statutory reserves	—	—	—	—	1,238,361	(1,238,361)	—	—	—	—	—
Cash dividend (note)	—	—	—	—	—	(3,040,753)	—	—	(3,040,753)	—	(3,040,753)

Balance as of March 31, 2013	3,230,814	(189,587)	129,233	85,053,402	1,238,361	(15,932,941)	(4,663,321)	10,709,740	76,534,474	(276,271)	76,258,203

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2013 AND 2012

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Statutory reserves	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2013	3,230,814	(189,587)	129,233	85,053,402	1,238,361	(15,932,941)	(4,663,321)	10,709,740	76,534,474	(276,271)	76,258,203
Net loss for the year	—	—	—	—	—	(10,555,557)	—	—	(10,555,557)	(108,044)	(10,663,601)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	5,300	5,300	—	5,300
• release of unrealized loss on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	(13,980)	(13,980)	—	(13,980)
• foreign currency translation adjustments	—	—	—	—	—	—	—	153,629	153,629	(176)	153,453

Total net comprehensive income (loss)	—	—	—	—	—	(10,555,557)	—	144,949	(10,410,608)	(108,220)	(10,518,828)
Shared issued upon stock options exercised	3,000	—	120	14,130	—	—	—	—	14,250	—	14,250
Stock compensation expenses	—	—	—	36,378	—	—	—	—	36,378	—	36,378
Transfer to statutory reserves	—	—	—	—	101,868	(101,868)	—	—	—	—	—

Balance as of March 31, 2014	3,233,814	(189,587)	129,353	85,103,910	1,340,229	(26,590,366)	(4,663,321)	10,854,689	66,174,494	(384,491)	65,790,003

Note: On August 22, 2012, the Board of Directors declared a special cash dividend of US$1 per each common stock, except for treasury stock owned by the Company itself. The special cash dividend was paid on September 5, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2013 AND 2012

	2014	2013	2012
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	(10,663,601)	(2,071,259)	1,417,336
Plus: (Income) Loss from discontinued operations, net of taxes	5,547,024	2,589,063	(1,595,997)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	103,117	100,243	98,349
Depreciation	2,759,120	2,006,276	671,783
(Gain) Loss on disposal of property, plant and equipment	(134,669)	43,311	86,015
Provision for impairment of property, plant and equipment	159,209	—	—
Stock compensation expense	36,378	258,128	34,121
Shares issued to an employee	—	9,108	—
Interest received from available-for-sale investments	—	—	(13)
Gain on disposal of available-for-sale investments	(1,052)	—	—
Realized gain on available-for-sale investments	(13,980)	—	—
Deferred tax	—	(21,861)	(604)
Foreign exchange	(36,077)	451,079	556,007
Changes in operating assets and liabilities:
Accounts and bills receivable	(5,406,403)	11,305,230	(9,311,452)
Prepaid expenses	43,768	(136,367)	137,046
Deposits and other assets	(1,875,017)	37,744	(149,445)
Legal claims receivable	—	—	15,730
Amount due from a jointly-controlled entity	—	—	13,694
Inventories	(2,096,040)	176,868	(324,961)
Accounts payable	5,481,337	(538,343)	1,573,952
Accrued salaries, allowances and other employee benefits	97,808	1,217,697	586,492
Other accrued liabilities	305,863	3,924,708	(623,168)
Accrual for loss contingencies	—	—	(19)
Amount due from a related party	6,272	(7,043)	—
Income tax payable	(423,781)	(1,495,465)	663,564

Cash provided by (used in) operating activities – continuing operations	(6,110,724)	17,849,117	(6,151,570)
Cash provided by (used in) operating activities – discontinued operations	427,326	(7,903,004)	19,469,954

Net cash provided by (used in) operations	(5,683,398)	9,946,113	13,318,384

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	163,683	160	—
Deposits paid for purchase of property, plant and equipment	68,940	(209,801)	(49,134)
Purchases of property, plant and equipment	(5,987,481)	(6,846,445)	(269,262)
Decrease (Increase) in time deposits	(11,339,515)	—	1,567,786
Proceeds from disposal of available-for-sale investments	18,218	2,000,000	9,000,000
Purchases of available-for-sale investments	—	—	(8,999,987)

Cash provided by (used in) investing activities – continuing operations	(17,076,155)	(5,056,086)	1,249,403
Cash used in investing activities – discontinued operations	(32,682)	(260,517)	(416,426)

Net cash provided by (used in) investing activities	(17,108,837)	(5,316,603)	832,977

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2013 AND 2012

	2014	2013	2012
	US$	US$	US$
Cash flows from financing activities:
Receipts (Deposits) of restricted cash	10,738,758	(9,850,513)	15,420,274
Proceeds from short-term bank loans	2,478,656	757,941	—
Settlements of short-term bank loans	—	—	(8,930,492)
Proceeds from exercise of stock options	14,250	—	—
Cash dividend paid	—	(3,040,753)	—

Cash provided by (used in) financing activities – continuing operations	13,231,664	(12,133,325)	6,489,782
Cash used in financing activities – discontinued operations	—	—	—

Net cash provided by (used in) financing activities	13,231,664	(12,133,325)	6,489,782

Effect of foreign exchange rate changes on cash	(4,505)	96,458	(53,594)

Net increase (decrease) in cash and cash equivalents	(9,565,076)	(7,407,357)	20,587,549
Cash and cash equivalents at beginning of fiscal year	32,385,376	39,792,733	19,205,184

Cash and cash equivalents at end of fiscal year	22,820,300	32,385,376	39,792,733

Supplemental disclosure information:
Cash paid for interest	137,688	109,749	106,599
Cash paid for taxes	169,526	700,334	569,645

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Global-Tech Advanced Innovations Inc. (“Global-Tech”) (formerly known as Global-Tech Appliances Inc.) is primarily an investment holding company, which was incorporated in the British Virgin Islands on May 2, 1991. Global-Tech and its subsidiaries (hereinafter collectively referred to as the “Company”) was primarily a manufacturer of consumer electrical products, including, but not limited to electronic and optical components, and is also involved in the assembly of cellular phones. The Company’s manufacturing operation is located in Dongguan, the People’s Republic of China (the “PRC”). The Company’s products are primarily sold to customers located in the PRC.

Effective December 10, 2008, Global-Tech’s common stock was no longer traded on the New York Stock Exchange and commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GAI”. Global-Tech also changed its name to “Global-Tech Advanced Innovations Inc.”, effective as of the close of business on December 10, 2008.

To satisfy the minimum bid price requirement of Nasdaq, Global-Tech’s Board of Directors authorized an amendment to Global-Tech’s Memorandum of Association to effect a 4-for-1 reverse stock split of the issued and outstanding shares of common stock of Global-Tech, effective as of the close of business on December 10, 2008 (the “Effective Date”). Global-Tech also proportionally reduced the authorized number of its common and preferred stock by four to 12,500,000 and 250,000, respectively. These consolidated financial statements present common stock, preferred stock and share option information to reflect the above-mentioned reverse stock split on a retroactive basis.

2.	SUBSIDIARIES

Details of Global-Tech’s subsidiaries as of March 31, 2014 were as follows:

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
Global Display Holdings Limited	British Virgin Islands	100	Investment holding
Kwong Lee Shun Trading Company Limited	Hong Kong	100	Leasing of a property
Consortium Investment (BVI) Limited	British Virgin Islands	100	Investment holding
GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding
Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical components
Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Factory complex rental and maintenance
Guangdong Lite Array Company Limited (“DGLAD”) (formerly known as Dongguan Lite Array Company Limited)	PRC	100	Developing, manufacturing and marketing of electronic and optical components
Dongguan Microview Medical Technology Company Limited	PRC	100	Manufacturing and distribution of medical instruments
Joke Media Limited	PRC	100	Media services
Global Household Products Limited	Hong Kong	100	Inactive
Pentalpha Medical Limited	Hong Kong	100	Inactive
Pentalpha Hong Kong Limited	Hong Kong	100	Inactive
Global-Tech USA, Inc.	State of Delaware, U.S.A.	100	Provision of consultation services
Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding
Lite Array, Inc.	State of Delaware, U.S.A.	76.75	Inactive

Wing Shing Overseas Limited and Global Appliances Holdings Limited were dissolved on May 28, 2013 and September 12, 2013, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. The fiscal year end date of Lite Array Holdings Limited (“Lite Array Holdings”), a jointly-controlled entity of the Company, is December 31. There have been no significant transactions in Lite Array Holdings and its subsidiaries which would materially affect the Company’s financial position and results of operations during each of the periods from Lite Array Holdings’ fiscal year end date to March 31, 2014, 2013 and 2012, respectively.

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

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the amounts that are reported in these consolidated financial statements and accompanying disclosures. The accounting estimates with regard to these consolidated financial statements that require the most significant and subjective judgments include, but are not limited to, valuation of investments and determination of other-than-temporary impairments, useful lives of property, plant and equipment, recoverability of long-lived assets, determination of impairment losses, assessment of market value of inventories and provision for inventory obsolescence, allowance for doubtful accounts, provision for employee benefits, provision for warranty, recognition and measurement of current and deferred income taxes (including income tax benefit (expense)), valuation allowance for deferred tax assets, assumptions used for the valuation of options to purchase Global-Tech’s common stock, provision for loss contingencies, and measurement of fair values of financial instruments. Changes in facts and circumstances may result in revised estimates.

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

Prior to April 1, 2009, declines in the fair value of held-to-maturity and available-for-sale securities below their amortized cost, that were deemed to be other-than-temporary, were all reported in investment gains (losses), net. Effective April 1, 2009, the Company adopted new accounting guidance for impairment of debt securities that are deemed to be other-than temporary. Factors considered in evaluating potential impairment include, but are not limited to, the current fair value as compared to cost or amortized cost of the security, as appropriate, the length of time the investment has been below cost or amortized cost and by how much, our intent to sell a security and whether it is more-likely-than-not we will be required to sell the security before the recovery of our amortized cost basis, and specific credit issues related to the issuer and current economic conditions. Under the new impairment model, the credit component of an other-than-temporary impairment of a debt security is reported in investment gains (losses), net and the noncredit component is reported in other comprehensive income (loss). In addition, other-than-temporary declines in beneficial interests purchased or retained in a securitization transaction which are classified as available-for-sale debt securities are recognized if there has been an adverse change in the cash flows as of the end of the reporting period. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method.

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

During the fiscal years ended March 31, 2014, 2013 and 2012, the Company has discontinued the recognition of its share of losses of the jointly-controlled entities because the share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities. The Company has no further obligations to fund operations.

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

The principal annual rates used for this purpose are as follows:

Annual rate
Leasehold improvements	Over the shorter of the lease terms or the estimated useful life
Buildings	4.5%
Plant	4.5%
Machinery	10%
Moulds	20% - 33%
Transportation equipment	15% - 20%
Furniture, fixtures and equipment	15% - 33%

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

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with Financial Accounting Standards Board (“FASB”) ASC 360 “Property, Plant and Equipment” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analysis is based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. Long-lived assets, excluding buildings, associated with the home appliance business and electronic manufacturing services (“EMS”) business are considered to be impaired and accordingly have been written down to fair value less the estimated cost of disposal. Since the Company has leased a significant portion of the buildings previously occupied by the home appliance business and EMS business, the Company was able to perform an impairment analysis based on anticipated future rental income, and as a result determined that they were not impaired.

(m)	Revenue recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission (the “SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, which requires that four basic criteria must be met before revenue can be recognized: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Net sales represent the gross invoiced amount, net of discounts, and are recognized when goods are shipped and title has passed. To the extent products are required to meet customer specifications, such products are subject to technical and quality tests that are designed to ensure compliance prior to shipment.

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

Revenue related to the provision of assembly services is recognized upon the completion of such services and delivery of the related products using the same criteria of SAB No. 104 stated above.

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

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations and comprehensive income as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$151,027, US$223,682 and US$81,098 from continuing operations for the fiscal years ended March 31, 2014, 2013 and 2012, respectively. Whereas, US$5,074, US$7,489 and US$1,754 were from discontinued operations for the fiscal years ended March 31, 2014, 2013 and 2012, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Design and development costs

Design and development costs primarily relate to the cost of samples and prototypes and salaries of our engineers. The Company expenses all design and development costs when incurred. Included in the SG&A expenses line item in the consolidated statement of operations and comprehensive income were design and development costs of US$498,068, US$366,001 and US$284,499 from continuing operations (from discontinued operations 2014, 2013 and 2012: US$331,424, US$454,648 and US$442,459) for the fiscal years ended March 31, 2014, 2013 and 2012, respectively.

(p)	Shipping and handling costs

In accordance with FASB ASC 605 “Revenue Recognition”, shipping and handling fees billed to customers are included in net sales in the consolidated statement of operations and comprehensive income. Any shipping and handling costs incurred by the Company associated with the sale of products are included in SG&A on the face of the consolidated statement of operations and comprehensive income. During the fiscal years ended March 31, 2014, 2013 and 2012, shipping and handling costs charged to SG&A were US$202,112, US$167,411 and US$82,290 from continuing operations (from discontinued operations 2014: US$54,729, 2013: US$160,384 and 2012: US$857,449), respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2014, 2013 and 2012, inbound freight costs charged to cost of goods sold were US$31,986, US$21,434 and US$20,922 from continuing operations (from discontinued operations 2014: nil, 2013: nil and 2012: US$70,279), respectively. Other related costs are included in manufacturing overheads.

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

Deferred income taxes are provided using the asset and liability method in accordance with FASB ASC 740 “Income taxes”. Under this method, deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

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

The Company follows FASB ASC 280 “Segment Reporting”. During fiscal 2014, the Company operated and managed its business in two segments. The Company exited the EMS business in December 2013 and home appliance business in January 2012 and thus the home appliance and EMS segments are presented as discontinued operations. The accounting policies used in its segment reporting are the same as those used in the reporting of its results in the consolidated financial statements.

(aa)	Warranty cost

The Company estimates its warranty provision for defective products based on various factors including the likelihood of defects, an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above consideration, the Company has accrued for warranty costs of US$869,734 for the year ended March 31, 2014 (2013: US$403,627 and 2012: US$729,528). The basis and the amount of the warranty accrual are reviewed and adjusted periodically based on actual experience.

(ab)	Government grants

Government grants are recognized when received and the stipulated activities are achieved. Such amounts are included in other income (expenses), net in the consolidated statement of operations and comprehensive income.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(ac)	Retained Earnings and Reserves

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 17 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

(ad)	Statutory Reserves

The PRC subsidiaries are required by the relevant laws and regulation to transfer at least 10% of their after-tax profit determined in accordance with the PRC accounting rules and regulations to a statutory surplus reserve until such reserve balance reaches 50% of their registered capital.

The Company transferred US$101,868 and US$1,238,361 out of after-tax profit of its PRC subsidiaries to the statutory reserves for the years ended March 31, 2014 and 2013, respectively.

The statutory reserves can only be utilized to offset prior years’ losses or for capitalization as paid-in capital. No distribution of the remaining reserves shall be made other than upon liquidation of the PRC subsidiaries.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

(i)	The FASB has issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the on-going trends in a reporting organization’s results from continuing operations.

The amendments in this ASU enhance convergence between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. For most nonpublic organizations, it is effective for annual financial statements with fiscal years beginning on or after December 15, 2014. Early adoption is permitted.

The Company believes that its adoption of the ASU will not have any material impact on its consolidated financial statements.

(ii)	The FASB has issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force).

U.S. GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

The Company believes that its adoption of the ASU will not have any material impact on its consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS

	March 31, 2014	March 31, 2013
	US$	US$
Cash on hand and at banks	15,942,867	24,551,490
Money market funds	6,877,433	7,833,886

Total cash and cash equivalents	22,820,300	32,385,376

The cash on hand and at bank balances in the PRC subsidiaries are denominated in Renminbi (“RMB”), United States dollars (“US$”) and Hong Kong dollars (“HK$”) with the total amount equivalent to RMB76,953,161 (equivalent to US$12,382,243) and RMB61,563,027 (equivalent to US$9,911,137) as of March 31, 2014 and 2013, respectively. Of these amounts, RMB68,012,481 (equivalent to US$10,943,631) and RMB56,510,003 (equivalent to US$9,097,642) are originally denominated in RMB as of March 31, 2014 and 2013, respectively. RMB is not freely convertible into other currencies; however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business. Other than RMB, the cash on hand and at banks of the Company in Hong Kong and the United States are denominated in HK$ and US$.

5.	TIME DEPOSITS

As of March 31, 2014, a time deposit of RMB70,472,817 (equivalent to USD11,339,515) (as at March 31, 2013: nil) was deposited with a creditworthy bank with an original maturity of more than three months when acquired. The time deposit bore interest at 3.35% per annum and matured in July 2014.

6.	RESTRICTED CASH

As of March 31, 2014 and 2013, time deposits of RMB24,943,500 (equivalent to US$4,013,565) and RMB90,640,000 (equivalent to US$14,592,289) respectively were deposited with and pledged to banks to secure credit facilities granted to the Company, including revolving bank loans.

7.	AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of available-for-sale debt and equity securities as of March 31, 2014 and 2013:

	Cost		Net unrealized gains		Fair values
	2014 US$	2013 US$	2014 US$	2013 US$	2014 US$	2013 US$
Current assets:
Unlisted investments	1,000,000	—	50,500	—	1,050,500	—
Listed equity securities	—	3,138	—	14,015	—	17,153

	1,000,000	3,138	50,500	14,015	1,050,500	17,153
Non-current assets:
Unlisted investments	—	1,000,000	—	45,200	—	1,045,200

	1,000,000	1,003,138	50,500	59,215	1,050,500	1,062,353

As of March 31, 2014 and 2013, investments totaling nil and US$2,235 were in unrealized loss positions of nil and US$1,839 respectively. During the fiscal year ended March 31, 2014, a gain of US$1,052 was recognized on the disposal of the Company’s listed equity securities in available-for-sale investments. During the fiscal years ended March 31, 2013 and 2012, no significant gain or loss was recognized on the disposal of the Company’s available-for-sale investments.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	AVAILABLE-FOR-SALE INVESTMENTS (continued)

The fair values of listed equity securities are based on quoted market prices at the balance sheet date.

Unlisted investments which have remaining terms of less than 1 year are measured at fair value using a price quoted by a third party, such as a broker or bank, at the balance sheet date.

The net unrealized gains consisted of gross unrealized gains as at March 31, 2014, 2013 and 2012 of US$50,500, US$61,054 and US$38,680, respectively, and gross unrealized losses as at March 31, 2014, 2013 and 2012 of nil, US$1,839 and US$1,952, respectively.

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2014, 2013 and 2012 were US$18,218, US$2,000,000 and US$9,000,000, respectively.

As detailed in note 14 of the consolidated financial statements, the unlisted investments had been pledged to a bank as security for the short term bank loans of HK$8,008,123 (equivalent to US$1,032,334) (2013: nil) granted to a Hong Kong subsidiary.

8.	ACCOUNTS AND BILLS RECEIVABLE, NET

	March 31, 2014	March 31, 2013
	US$	US$
Accounts receivable	15,833,127	9,673,986
Less: Allowance for doubtful accounts	(74,413)	—

Accounts receivable, net	15,758,714	9,673,986
Bills receivable	5,458,170	10,039,622

Accounts and bills receivable, net	21,216,884	19,713,608

	Fiscal years ended
	March 31, 2014	March 31, 2013	March 31, 2012
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	—	—	768
Additions	74,413	—	—
Amount written-off as uncollectible during the fiscal year	—	—	(768)

Balance at end of fiscal year	74,413	—	—

9.	INVENTORIES

	March 31, 2014	March 31, 2013
	US$	US$
Raw materials	2,491,135	2,791,811
Work in progress	2,303,800	878,718
Finished goods	2,367,932	1,721,803

	7,162,867	5,392,332

For the fiscal years ended March 31, 2014, 2013 and 2012, a write-down of inventories to fair market value of US$804,256, US$867,312 and US$932,848, respectively, was recognized in the consolidated statement of operations and comprehensive income, of which nil, nil and US$548,293 were included in income (loss) from discontinued operations.

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

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2014, 2013 and 2012, the Company had the following material transactions with related parties during those years:

The Company incurred annual motor car rental expenses for the fiscal years ended March 31, 2014, 2013 and 2012 of approximately US$57,241, US$57,245 and US$57,068, respectively. These expenses were payable to a related company of which a shareholder is also director of Global-Tech in fiscal 2014, 2013 and 2012.

The Company incurred annual real estate rental expenses for the fiscal years ended March 31, 2014, 2013 and 2012 of approximately US$315,216, US$346,662 and US$451,507, respectively, payable to two directors of Global-Tech and certain related companies of which certain of their directors are also directors of Global-Tech. Included in the aforesaid annual real estate rental expenses were amounts of US$239,796, US$239,811 and US$318,743 paid to directors (one director in fiscal 2014 and 2013 and two directors in fiscal 2012) of Global-Tech, during the fiscal years ended March 31, 2014, 2013 and 2012, respectively, which were included in their remuneration for the respective fiscal years as housing allowances.

The amount due from a related party, of which one of the directors of Global-Tech was a shareholder as of March 31, 2014 and 2013, and two directors of Global-Tech were shareholders as of March 31, 2012, is unsecured, interest-free and has no fixed term of payment.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2014	March 31, 2013
	US$	US$
Leasehold improvements and buildings	32,953,940	28,511,687
Plant and machinery	28,072,532	35,469,194
Moulds	617,380	386,554
Transportation equipment	1,527,750	1,552,518
Furniture, fixtures and equipment	4,541,432	5,885,172
Construction in progress	1,259,572	2,288,034

	68,972,606	74,093,159
Less: Accumulated depreciation	(42,655,648)	(47,564,478)

Property, plant and equipment, net	26,316,958	26,528,681

(a)	During the fiscal years ended March 31, 2014, 2013 and 2012, impairment losses relating to property, plant and equipment of US$2,103,780, nil and US$1,230,727, respectively, were recognized in the consolidated statement of operations and comprehensive income for certain moulds, plant and machinery, and furniture, fixtures and equipment which are no longer used in the operations of the Company. Impairment losses of US$1,944,571 and US$1,230,727 were recognized in “Income (Loss) from discontinued operations” during the fiscal years ended March 31, 2014 and 2012 respectively. No impairment loss was recognized for the year ended March 31, 2013.

(b)	As of March 31, 2014 and 2013, a building with aggregate net book values of approximately US$13,094 and US$13,976, respectively, was situated in Hong Kong and buildings and manufacturing facilities with aggregate net book values of approximately US$13,065,398 and US$9,987,761, respectively, were situated in Mainland China. The land where the manufacturing facilities were situated is held under certain land use rights that will expire in 2043. Up to March 31, 2014, the Company has obtained a sizable portion of the property ownership certificates for its buildings (29 out of a total of 40 properties) (up to March 31, 2013: 29 out of a total of 40). The application for the remaining property ownership certificates will commence only after the land use right certificates for the relevant pieces of land are obtained.

(c)	The amounts of depreciation charged for the fiscal years ended March 31, 2014, 2013 and 2012 were US$3,957,964, US$3,342,484 and US$3,463,481, respectively, of which, US$1,198,844, US$1,336,208 and US$2,791,698 were included in “Income (Loss) from discontinued operations” for the fiscal years ended March 31, 2014, 2013 and 2012 respectively.

(d)	The gains on disposal of property, plant and equipment recognized during the fiscal years ended March 31, 2014 and 2013 were US$11,322 and US$463,358, respectively and a loss on disposal of property, plant and equipment of US$86,015 was recognized during the fiscal year ended March 31, 2012. For the fiscal year ended March 31, 2014, the Company recognized a gain on disposal of property, plant and equipment of US$134,669 which was included in income (loss) from continuing operations. For the fiscal years ended March 31, 2013 and 2012, losses on disposal of property, plant and equipment of US$43,311 and US$86,015 respectively, were recognized in income (loss) from continuing operations.

(e)	The amount of additions to property, plant and equipment during the fiscal years ended March 31, 2014, 2013 and 2012 were US$6,020,163, US$7,613,631 and US$814,247, respectively. The additions in fiscal 2014 were primarily from the acquisition of new office space in Shenzhen, the PRC. The additions in fiscal 2013 were primarily from the expansion of existing clean room space and purchase of equipment and machinery related to the chip-on-board (“COB”) facility.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	LAND USE RIGHTS, NET

Land use rights represent prepayments under operating leases for land use for a predetermined time period. They are charged to the consolidated statement of operations and comprehensive income over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in the PRC and has obtained or is in the process of obtaining the land use rights certificates covering a substantial portion of such lands. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a total area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has vacated a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of the land (31,510 square meters) until August 6, 2043. However, the Company had to pay monthly fees of RMB59,248 (approximately US$9,533) to the Dongguan local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$31,063) from January 1, 2009 onwards until August 6, 2043. Up to March 31, 2014, the Company has obtained a sizable portion of its land use rights certificates covering 183,900 square meters out of a total area of 207,300 square meters (up to March 31, 2013: covering 183,900 square meters out of a total area of 207,300 square meters). The application of certain property ownership certificates as further detailed in note 11 to the consolidated financial statements commences only after the land use rights certificates for the relevant pieces of land have been obtained. The Company is in the process of obtaining the remaining land use rights and property ownership certificates. However, no definitive time frame has been provided by the Dongguan local government as to when the certificates will be provided to the Company.

13.	WARRANTY PROVISION

Included in other accrued liabilities are warranty provisions of US$869,734, US$403,627 and US$729,528 as of March 31, 2014, 2013 and 2012, respectively, none of which are from discontinued operations. The Company’s warranty activity during the fiscal years ended March 31, 2014, 2013 and 2012 is summarized below:

	Fiscal years ended
	March 31, 2014	March 31, 2013	March 31, 2012
	US$	US$	US$
Balance at beginning of fiscal year	403,627	729,528	296,410
Additional provision	485,229	—	473,551
Reversal of unutilized amounts	(19,122)	(325,901)	(40,433)

Balance at end of fiscal year	869,734	403,627	729,528

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	SHORT TERM BANK LOANS AND BANKING FACILITIES

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) a security agreement over bank deposits and available-for-sale investments in aggregate of HK$10.0 million (equivalent to US$1,289,108) for general banking facilities granted to a subsidiary of the Company without obtaining written consent of the bank for general facilities granted to its Hong Kong subsidiaries. The Company has made deposits to banks as security for credit facilities granted to the PRC subsidiaries, including bank loans and bills payable.

The Company has credit facilities with a number of banks amounting to the equivalent of US$13,212,260 and US$15,880,533 as of March 31, 2014 and 2013 respectively. Of these amounts, HK$10.0 million (equivalent to US$1,289,108) and HK$10.0 million (equivalent to US$1,288,244) were denominated in Hong Kong dollars as of March 31, 2014 and 2013, respectively.

Of the credit facilities, the Company utilized HK$8,008,123 (equivalent to US$1,032,334) and RMB38,832,198 (equivalent to US$6,248,342) as of March 31, 2014 compared to US$4,826,241 and HK$10,599 (in total equivalent to US$4,827,607) utilized as of March 31, 2013.

Banking facilities of HK$1,991,877 (equivalent to US$256,775) and RMB35,267,802 (equivalent to US$5,674,809), and HK$9,989,401 (equivalent to US$1,286,878) and RMB60,661,802 (equivalent to US$9,766,048) remained unutilized as of March 31, 2014 and 2013, respectively.

The weighted average interest rate of the bank loans for the years ended March 31, 2014 and 2013 was 0.55% and 0.48% per annum respectively with an average maturity of 74 and 189 days from March 31, 2014 and 2013, respectively.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	OTHER INCOME (EXPENSES), NET

	2014	2013	2012
	US$	US$	US$
Foreign exchange gains (losses), net	(121,990)	23,900	184,706
Gains (Losses) on disposal of property, plant and equipment	11,322	463,358	(86,015)
Impairment of property, plant and equipment	(2,103,780)	—	(1,230,727)
Rental income from third parties	1,292,903	177,556	—
Management fee received from a third party	77,944	—	—
Reversal of (Accrual for) potential tax surcharge, net	130,328	(60,622)	46,086
Reversal of compensation for potential litigation	—	—	500,000
Government grants	837,656	443,468	439,471
Sale of scrap materials	533	213,718	—
Others	311,388	310,201	69,978

	436,304	1,571,579	(76,501)

Other income (expenses), net from:

	2014	2013	2012
	US$	US$	US$
Continuing operations	2,396,789	583,315	1,124,478
Discontinued operations	(1,960,485)	988,264	(1,200,979)

	436,304	1,571,579	(76,501)

17.	INCOME TAXES

Global-Tech and its subsidiaries are subject to income taxes on an entity basis on the taxable income arising in or derived from the respective tax jurisdictions in which they are domiciled or deemed to operate. Global-Tech and its investment holding subsidiaries incorporated in the British Virgin Islands (“BVI”) are not subject to tax in the BVI in accordance with the BVI tax regulations. The Company conducts substantially all of its businesses and operations through its subsidiaries located in Hong Kong and the PRC.

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on their assessable income arising in Hong Kong during the fiscal years ended March 31, 2014, 2013 and 2012.

The Company’s subsidiaries registered in the PRC, including DWS and DGLAD, are subject to the PRC enterprise income tax (“EIT”) on income as reported in their PRC statutory accounts, adjusted in accordance with relevant PRC income tax laws and regulations. DWS and DGLAD are located in a coastal open economic zone in the PRC and, accordingly, were entitled to a preferential tax rate of 27% (24% reduced tax rate and 3% local income tax rate) for the calendar years ended prior to December 31, 2008. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified EIT law was approved and became effective on January 1, 2008 (“New EIT Law”). The New EIT Law introduced a wide range of changes which include the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. DGLAD is entitled to a tax concession period (“Tax Holiday”), whereby it was exempted from EIT for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. DGLAD has qualified as a High and New Technology Enterprise (“HNTE”). Accordingly, after the expiry of its Tax Holiday in December 2011, DGLAD became subject to a preferential tax rate of 15% commencing from January 2012. The EIT of DWS for fiscal years 2014, 2013 and 2012 remained 25%.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

Income tax expense (benefit) consists of:

	2014	2013	2012
	US$	US$	US$
Continuing Operations
Income tax expense (benefit):
Current	(255,927)	(820,039)	1,229,229
Deferred	—	(21,861)	(604)

Income tax expense (benefit) from continuing operations	(255,927)	(841,900)	1,228,625

Discontinued Operations
Income tax expense:
Current	—	—	25,263

Income tax expense from discontinued operations	—	—	25,263

Total income tax expense (benefit)	(255,927)	(841,900)	1,253,888

The reconciliation of income tax expense (benefit) computed at the Hong Kong statutory income tax rate to the total income (loss) from continuing operations and discontinued operations before income taxes at the effective income tax rate is as follows:

	2014	2013	2012
	US$	US$	US$
Income tax expenses (benefit) at the Hong Kong statutory income tax rate	(1,801,722)	(480,671)	440,752
Foreign rate differential	(299,512)	30,822	200,857
Non-taxable other income	(227,440)	(386,664)	(294,827)
Non-tax deductible expenses	1,035,101	670,389	1,124,153
Under (Over) provision of tax in prior periods	(695,630)	(1,314,491)	206,387
Unrecognized tax benefits	278,338	223,959	569,997
Changes in valuation allowance	1,454,938	414,756	(993,431)

Total income tax expense (benefit) at the Company’s effective income tax rate	(255,927)	(841,900)	1,253,888

Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effective income tax rate	2.3%	28.9%	46.9%

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

Deferred tax assets and liabilities as of March 31, 2014 and 2013 comprise the following:

	March 31, 2014	March 31, 2013
	US$	US$
Deferred tax assets:
Impairment of property, plant and equipment	2,318,586	2,031,131
Provision for inventories	238,730	196,834
Provision for warranty	217,434	111,903
Operating losses carried forward	4,391,655	3,418,116

Gross deferred tax assets	7,166,405	5,757,984
Less: Valuation allowance for deferred tax assets	(7,166,405)	(5,757,984)

Net deferred tax assets	—	—

Deferred tax liabilities:
Other temporary differences	—	—
Tax over book depreciation of property, plant and equipment	(5,183)	(5,180)

Total deferred tax liabilities	(5,183)	(5,180)

	Fiscal years ended
	March 31, 2014	March 31, 2013	March 31, 2012
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	5,757,984	5,185,404	6,057,516
Additions (reversals)	1,454,938	414,756	(993,431)
Exchange realignment	(46,517)	157,824	121,319

Balance at end of fiscal year	7,166,405	5,757,984	5,185,404

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, which management believes are more likely than not to be realized in the foreseeable future. As of March 31, 2014 and 2013, the Company had tax losses carried forward of US$25,530,406 and US$23,591,422, respectively, which included tax losses of US$5,591,707 and US$4,114,021 respectively that are available indefinitely for offsetting against future taxable income of the companies in which these losses arose. Tax losses of US$19,938,699 and US$19,477,401 as at March 31, 2014 and 2013, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose.

A reconciliation of the movements of unrecognized tax benefits under FASB ASC 740 during the fiscal years ended March 31, 2014 and 2013, exclusive of related interest and penalties, is as follows:

	Fiscal years ended
	March 31, 2014	March 31, 2013
	US$	US$
Balance at beginning of fiscal year	8,870,677	9,117,443
Additions based on tax positions related to the current year	422,094	799,637
Reduction for tax positions related to prior year	(700,780)	(1,070,199)
Exchange realignment	(2,827)	23,796

Balance at end of fiscal year	8,589,164	8,870,677

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

As of March 31, 2014 and 2013, the Company’s unrecognized tax benefits under FASB ASC 740 of US$4,454,069 and US$4,879,338, respectively, are presented in the consolidated balance sheets within income tax payable. The remaining balance of US$4,135,095 and US$3,991,339 as of March 31, 2014 and 2013, respectively, are set off against the corresponding tax losses carried forward.

If the unrecognized tax benefits under FASB ASC 740 as of March 31, 2014 were realized in a future period, these would result in a tax benefit of US$4,454,069 (US$4,879,338 as of March 31, 2013) and a reduction of the Company’s effective tax rate.

For all the years presented and in accordance with FASB ASC 740, the Company classified interest and potential penalties relating to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expense and other expenses, respectively. For the fiscal years ended March 31, 2014 and 2013, the Company reversed interest and potential penalties of US$213,976 and US$1,021,397, respectively, relating to certain uncertain tax positions in its consolidated statement of operations and comprehensive income. For the fiscal year ended March 31, 2012, the Company accrued interest and potential penalties of US$121,032 relating to certain uncertain tax positions in its consolidated statement of operations and comprehensive income. As of March 31, 2014 and 2013, the Company had accrued interest and potential penalties relating to uncertain tax positions amounting to US$436,920 and US$651,721, respectively.

One of the Company’s wholly-owned subsidiaries was under examination by the Hong Kong tax authority in prior years. The tax period open for examination by the tax authority included the fiscal years ended March 31, 2003 through 2011. During fiscal 2013, the Company’s subsidiary and the Hong Kong tax authority reached an agreement to settle the tax audit case with additional assessable profits of HK$12,520,654 (equivalent to US$1,612,967) being raised together with penalty and interest on tax undercharged, for which the amount had already been provided for within FASB ASC 740. The total amount of penalty and interest paid was HK$2,000,000 and HK$466,249 (equivalent to US$257,649 and US$60,064), respectively, which were included in “Other income, net” and “Interest income, net” from continuing operations.

The PRC tax authorities could determine that any inter-company payable account in accordance with PRC GAAP could be deemed income if such inter-company payables cannot be settled and therefore would be subject to taxation. In accordance with FASB ASC 740, we evaluated our position and determined that such inter-company payables will be settled, particularly since prior year tax assessments have been confirmed by the PRC tax authorities and such inter-company payables were not deemed as income.

Except as noted above, based on existing tax regulations in the Company’s various operating jurisdictions, tax years 2005 through 2014 remain open to possible tax examination by relevant tax authorities.

The Company has not provided for possible income taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.

18.	DISCONTINUED OPERATIONS

As previously disclosed and discussed elsewhere in this annual report, the Company completed its exit from the home appliance business in January 2012 and the EMS business in December 2013.

In the fiscal periods preceding the Company’s exit from the home appliance business and EMS business, profit margins had been rapidly decreasing due at least, in part, to the rising cost of raw materials and labor in the PRC, together with the unwillingness or inability of our customers to offset these costs through pricing increases. Customer pricing demands no longer reflected actual production costs and, as a result, margins for these two businesses in recent years approached unacceptable levels, with the home appliance segment and EMS segment actually suffering significant losses in fiscal 2011 and fiscal 2013 respectively.

In response to the foregoing, on June 3, 2011 and December 15, 2013, the Board of Directors approved plans to exit the home appliance business and EMS business in fiscal 2012 and 2014 respectively while active production for the home appliance business and EMS business ceased in January 2012 and December 2013 respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	DISCONTINUED OPERATIONS (continued)

In accordance with guidance contained in FASB ASC 205-20 “Discontinued Operations”, the results of operations for the home appliance and EMS segments have been excluded from continuing operations and reported as discontinued operations for the current and prior periods.

	2014	2013	2012
	US$	US$	US$
Net Sales	2,922,127	14,256,314	68,325,333
Cost of goods sold	(4,323,267)	(13,962,646)	(55,010,909)

Gross profit (loss)	(1,401,140)	293,668	13,314,424
Selling, general and administrative expenses	(2,185,399)	(3,870,995)	(10,489,783)

Operating profit (loss)	(3,586,539)	(3,577,327)	2,824,641
Interest expense, net	—	—	(2,402)
Other income (expense), net	(1,960,485)	988,264	(1,200,979)
Income tax expenses	—	—	(25,263)

Income (Loss) from discontinued operations, net of tax	(5,547,024)	(2,589,063)	1,595,997

Impairment losses of US$1,944,571 and US$1,230,727 were recognized in the income (loss) from discontinued operations in fiscal 2014 and 2012 respectively for machinery and equipment that were used in the operations of the EMS segment and home appliance segment. No impairment loss was recognized in fiscal 2013.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share of common stock of the Company for the fiscal years ended March 31, 2014, 2013 and 2012 is computed in accordance with FASB ASC 260 “Earnings Per Share” by dividing the net earnings (loss) for each fiscal year attributable to common stockholders by the weighted average number of shares of common stock outstanding during that fiscal year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2014	2013	2012
	US$	US$	US$
Numerator for basic and diluted earnings (loss) per share:
Income (Loss) from continuing operations	(5,116,577)	517,804	(178,661)
Income (Loss) from continuing operations attributable to non-controlling interests	108,044	107,958	(6,659)

Income (Loss) from continuing operations attributable to shareholders of Global-Tech Advanced Innovations Inc.	(5,008,533)	625,762	(185,320)
Income (Loss) from discontinued operations	(5,547,024)	(2,589,063)	1,595,997

Net income (loss) attributable to common stockholders	(10,555,557)	(1,963,301)	1,410,677

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares of common stock	3,041,625	3,040,310	3,039,727

	US$	US$	US$
Basic and diluted earnings (loss) per share:
Earnings (Loss) from continuing operations	(1.65)	0.21	(0.06)
Earnings (Loss) from discontinued operations	(1.82)	(0.86)	0.52

Earnings (Loss) attributable to common stockholder	(3.47)	(0.65)	0.46

343,751 and 369,752 stock options of Global-Tech were excluded from the computation of diluted earnings (loss) per share for the fiscal years ended March 31, 2014 and 2013 respectively, because their inclusion would have been anti-dilutive.

During the fiscal year ended March 31,2012, the weighted average share price of the Company during the year was below the exercise prices of all stock options as at March 31, 2012, resulting in no incremental common shares for that year for the purpose of diluted earnings per share calculation.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS

(a)	Capital commitments

As of March 31, 2014 and 2013, the Company had capital commitments contracted but not provided for of US$126,792 and US$4,211,595, respectively, for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 12 to the consolidated financial statements, the Company has entered into various operating lease arrangements for parking lots, motor vehicles, equipment, land and office premises. The Company recorded rental expenses, excluding the land use rights payments described in note 12 to the consolidated financial statements, for the fiscal years ended March 31, 2014, 2013 and 2012 of US$247,234, US$361,918 and US$352,206, respectively. The Company has leased out certain manufacturing facilities machineries to third parties, and recorded lease rental income of US$1,292,903, US$177,556 and nil for the fiscal years ended March 31, 2014, 2013 and 2012, respectively.

Future minimum lease payments under non-cancelable operating leases as of March 31, 2014 and 2013 were as follows:

	March 31, 2014	March 31, 2013
	US$	US$
Payable:
Within one year	381,394	754,386
Over one year but not exceeding two years	352,290	374,706
Over two years but not exceeding three years	352,290	352,478
Over three years but not exceeding four years	352,290	352,478
Over four years but not exceeding five years	352,290	352,478
Over five years	8,572,401	8,929,433

	10,362,955	11,115,959

Subsequent to March 31, 2014, a subsidiary renewed the tenancy agreement with a related company and extended the leasing term for one year to March 31, 2015, with future lease payments due of US$92,815 not reflected in the table above.

Future minimum rentals receivable under non-cancelable operating leases as of March 31, 2014 and 2013 were as follows:

	March 31, 2014	March 31, 2013
	US$	US$
Receivable:
Within one year	511,923	321,057

Subsequent to March 31, 2014, some subsidiaries entered into five-year lease agreements with a third party to lease out certain manufacturing facilities together with machineries that were previously used by the EMS segment with total future lease payments receivables of US$10,189,226 not reflected in the table above.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	CONTINGENCIES

As of March 31, 2014, the Company has accrued as a current liability US$4,454,069 (as of March 31, 2013: US$4,879,338) for unrecognized tax benefits and US$436,920 (as of March 31, 2013: US$651,721) for related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

22.	OTHER ACCRUED LIABILITIES

	March 31, 2014	March 31, 2013
	US$	US$
Accrued expenses	2,568,678	2,241,659
Other tax payable	832,050	997,001
Land use right payable – operating lease	1,119,005	784,400
Other payables for procuring materials for customers	40,278	5,194,086
Rental deposits received	240,247	—
Other payables for procuring equipment and consumables	397,441	199,228
Other payable	523,058	227,264

	5,720,757	9,643,638

23.	EMPLOYEE BENEFITS

The Company operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution programs and are administered by independent fund companies.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Company in Hong Kong. Under the MPF scheme, both the Company and each of the qualified employees contribute the lower of 5% of the employees’ basic salary and HK$1,250 (approximately US$161), subject to a cap of a monthly basic salary of HK$25,000 (approximately US$3,223). Qualified employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

Certain full-time employees in Hong Kong who joined the Company before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Company and each of the eligible employees contribute 5% of the employees’ basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2014, 2013 and 2012 were US$52,119, US$48,075 and US$61,107, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	EMPLOYEE BENEFITS (continued)

According to the relevant laws and regulations in the PRC, the Company is required to contribute 17.3% of the stipulated employee salary set by the local government of Dongguan to certain social insurance, medical and retirement benefit schemes for its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care and subsidized meals to all existing factory employees. The aggregate amounts incurred by and provided for by the Company for all benefits for factory employees was US$879,811 and US$1,963,173 during the fiscal years ended March 31, 2014 and 2013 respectively. However, as a result of the payment of severance in accordance with government rules upon the exit from the home appliance segment, the Company recognized a net benefit of US$449,557 during the fiscal year ended March 31, 2012 due to a reversal of social insurance provisions accrued for previous years.

24.	SEGMENT INFORMATION

The Company operates in two segments: Electronic Components and Others for the fiscal year ended March 31, 2014. These segments are operated and managed as separate strategic business units that offer different products/services. The Company’s “Electronic Components” segment produces complementary metal oxide semiconductors (“CMOS”) CCMs primarily for sale to cellular phone and tablet manufacturers in the PRC. The Company’s “Others” segment comprises a number of immaterial product lines and development programs that have not materialized to date into full product businesses. None of these units has ever individually met the quantitative thresholds for determining reportable segments. The chief operating decision maker evaluates the results of each segment in assessing performance and allocating resources among the segments.

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2014, 2013 and 2012.

As stated in note 18 – “Discontinued Operations”, the EMS and home appliance segments were discontinued effective in December 2013 and January 2012 respectively. The results of operations of the EMS segment and home appliance segment have been classified as “Income (Loss) from discontinued operations” on the face of the consolidated statement of operations and comprehensive income for all years presented. The home appliance segment profit for fiscal year ended March 31, 2013 represented sales of equipment and materials that had previously been written off.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(a)	The following table provides operating financial information for the two reportable segments and discontinued segments:

	Home Appliance#		Electronic Components	EMS#		Others	Corporate	Combined
	US$		US$	US$		US$	US$	US$
As of or for the fiscal year ended March 31, 2014
Revenues from external customers	—		60,574,912	2,922,127		2,117,989	—	65,615,028

Capital expenditure	—		5,836,735	32,682		148,269	2,477	6,020,163
Interest income	—		—	—		—	822,826	822,826
Interest expense	—		(129,775)	—		—	(7,913)	(137,688)
Depreciation and amortization	—		1,154,231	1,198,844		379,122	1,328,884	4,061,081
Segment profit (loss)	—		(1,107,157)	(5,547,024	)*	(1,502,779)	(2,398,597)	(10,555,557)
Total assets	—		42,999,530	52,202		1,160,087	55,456,124	99,667,943

As of or for the fiscal year ended March 31, 2013
Revenues from external customers	—		65,188,724	14,256,314		1,638,346	—	81,083,384

Capital expenditure	—		6,484,577	767,186		358,813	3,055	7,613,631
Interest income	—		—	—		—	1,663,714	1,663,714
Interest expense	—		(109,749)	—		—	(49,799)	(159,548)
Depreciation and amortization	—		554,337	1,336,208		223,915	1,328,267	3,442,727
Segment profit (loss)	725,773		3,687,547	(3,314,836)		(1,182,894)	(1,878,891)	(1,963,301)
Total assets	34		29,618,065	16,203,482		1,114,654	61,289,608	108,225,843

As of or for the fiscal year ended March 31, 2012
Revenues from external customers	53,885,407		54,431,519	14,439,926		781,260	—	123,538,112

Capital expenditure	240,763		226,277	273,926		73,281	—	814,247
Interest income	—		—	—		—	377,075	377,075
Interest expense	(2,402)		(104,517)	—		321	(177,402)	(284,000)
Depreciation and amortization	1,522,962		594,746	1,268,736		76,809	98,577	3,561,830
Segment profit (loss)	1,374,342	*	2,885,762	221,655		(640,020)	(2,431,062)	1,410,677
Total assets	313,033		34,554,319	11,614,176		739,106	61,819,375	109,040,009

#	As discussed in note 18, the EMS and home appliance segments were discontinued in December 2013 and in January 2012 respectively. The results of the operations have been classified as discontinued operations on the face of the consolidated statement of operations and comprehensive income.
*	Impairment losses of US$1,944,571 and US$1,230,727 were recognized in income (loss) from discontinued operations for machineries and equipment that were used in the operations of the EMS segment and home appliance segment in fiscal 2014 and 2012. No impairment loss was recognized in fiscal 2013.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(b)	Net sales including net sales of discontinued operations by geographic area based on the location of customers are as follows:

	2014	2013	2012
	US$	US$	US$
Australia	307,996	533,077	501,665
Europe	139,694	326,298	4,469,428
North America	23,735	49,423	47,969,847
Asia	65,143,603	80,174,586	70,596,126
Other regions	—	—	1,046

	65,615,028	81,083,384	123,538,112

(c)	Net sales including net sales of discontinued operations by product/service type

	2014	2013	2012
	US$	US$	US$
Floor care products	—	—	51,056,019
Kitchen appliances	307,996	533,077	755,607
CCMs	59,795,999	63,913,523	53,094,225
Cellular phone assembly services	2,922,127	14,256,314	14,439,927
Others	2,588,906	2,380,470	4,192,334

	65,615,028	81,083,384	123,538,112

(d)	Long-lived assets*

	March 31, 2014	March 31, 2013
	US$	US$
Hong Kong	91,792	150,734
Mainland China	29,148,590	29,404,484

	29,240,382	29,555,218

*	Long-lived assets represent land use rights and property, plant and equipment.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(e)	Major customers

Customers accounting for 10% or more of the Company’s combined net sales are as follows:

	2014	2013	2012
	US$	US$	US$
From continuing operations:
Lenovo Mobile Communication Technology Ltd. (“Lenovo”)	21,688,510	26,799,405	11,698,569
Wingtech Group (“Wingtech”)	8,000,133	4,477,345	225
From discontinued operations:
Electrolux S.A. and subsidiaries (“Electrolux”)	—	—	52,339,623

During the fiscal years ended March 31, 2014, 2013 and 2012, 33.0%, 33.0% and 9.5%, respectively of the Company’s combined net sales including discontinued operations were made to Lenovo, which is an unrelated customer. As of March 31, 2014, 2013 and 2012, 33.3%, 34.2% and 19.4%, respectively of the Company’s total accounts and bills receivable were from Lenovo. Lenovo is a customer of the Company’s electronic components segment.

During the fiscal years ended March 31, 2014, 2013 and 2012, 12.2%, 5.52% and 0.01%, respectively of the Company’s combined net sales including discontinued operations were made to Wingtech, which is an unrelated customer. As of March 31, 2014, 2013 and 2012, 13.8%, 5.8% and nil, respectively of the Company’s total accounts and bills receivable were from Wingtech. Wingtech is a customer of the Company’s electronic components segments.

During the fiscal years ended March 31, 2014, 2013 and 2012, 0.0%, 0.0% and 42.4%, respectively, of the Company’s combined net sales including discontinued operations were made to Electrolux, which is an unrelated customer. As of March 31, 2014, 2013 and 2012, no accounts and bills receivable were from Electrolux. Electrolux was the major customer of the Company’s home appliance segment.

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

A significant portion of the Company’s business is transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions generally requires submitting a payment application form together with suppliers’ invoices, shipping documents, signed contracts and/or other documents, as appropriate.

A significant portion of the Company’s sales in previous years from discontinued operations were made to the U.S. and the Company is responsible for ensuring that its products are safe and satisfy all of the requirements of the consumer products safety commission (“CPSC”) in the U.S. This may also apply to OEM products manufactured by the Company to customer specifications. In the event of a recall required by the CPSC, the customers may require the Company to provide replacement conforming units at its cost, which could have a material adverse effect on its business, quality reputation and results of operations.

26.	FINANCIAL INSTRUMENTS

The Company’s financial instruments that are subject to credit risks are limited to its cash and cash equivalents, time deposits, restricted cash, available-for-sale investments, accounts and bills receivable, financial assets included in deposits and other assets, and amounts due from a related party.

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

The following table sets forth the carrying values and estimated fair values of the Company’s financial assets and liabilities recognized as of March 31, 2014 and 2013. There were no material unrecognized financial assets and liabilities as of March 31, 2014 and 2013.

	Carrying value		Fair value
	2014	2013	2014	2013
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	22,820,300	32,385,376	22,820,300	32,385,376
Time deposits	11,339,515	—	11,339,515	—
Restricted cash	4,013,565	14,592,289	4,013,565	14,592,289
Available-for-sale investments	1,050,500	17,153	1,050,500	17,153
Accounts and bills receivable, net	21,216,884	19,713,608	21,216,884	19,713,608
Financial assets included in deposits and other assets	586,022	3,846,653	586,022	3,846,653
Amount due from a related party	12,569	18,841	12,569	18,841

	61,039,355	70,573,920	61,039,355	70,573,920
Non-current financial assets:
Available-for-sale investments	—	1,045,200	—	1,045,200

Total financial assets	61,039,355	71,619,120	61,039,355	71,619,120

	Carrying value		Fair value
	2014	2013	2014	2013
	US$	US$	US$	US$
Current financial liabilities:
Short term bank loans	7,279,629	4,826,241	7,279,629	4,826,241
Accounts payable	12,520,080	7,134,526	12,520,080	7,134,526
Accrued salaries, allowances and other employee benefits	2,980,622	4,367,642	2,980,622	4,367,642
Other accrued liabilities	5,720,757	9,643,638	5,720,757	9,643,638

Total financial liabilities	28,501,088	25,972,047	28,501,088	25,972,047

The carrying amounts of the Company’s cash and cash equivalents, time deposits, restricted cash, accounts and bills receivable, financial assets included in deposits and other assets, amounts due from a related party, short term bank loans, accounts payable, accrued salaries, allowances and other employee benefits and other accrual liabilities approximate to their fair values because of their short maturities. The available-for-sale investments are stated at quoted market price.

The Company’s cash and cash equivalents, time deposits and restricted cash are placed primarily with banking institutions in the PRC with high credit ratings. The Company performs periodic credit standing evaluation of those banking institutions to limit the Company’s exposure to any significant credit risks.

The Company’s accounts and bills receivable largely represent amounts due from the Company’s principal customers. Receivable balances are monitored on an ongoing basis and the Company’s exposure to bad debts is not significant. The Company does not require collateral or other credit enhancement for any of its financial assets.

If the counterparties to the above financial assets fail to perform completely under the terms of their contract/arrangement, the maximum loss, based on the gross fair value of the financial instruments, due to this credit risk would be US$61,039,355 and US$71,619,120 as at March 31, 2014 and 2013, respectively.

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

Assets measured at fair value on a recurring basis as of March 31, 2014 and 2013 are summarized below:

	Fair Value Measurements
	March 31, 2014	March 31, 2013
	Quoted prices in active markets for identical assets
	US$	US$
Assets
Level 1:
Available-for-sale investments:
Listed equity securities	—	17,153
Level 2:
Available-for-sale investments:
Unlisted investments	1,050,500	1,045,200

Total financial assets measured at fair value	1,050,500	1,062,353

28.	STOCK COMPENSATION

(a)	Amended and Restated 1997 Stock Option Plan of Global-Tech

In September 1997, the Board of Directors of Global-Tech adopted Global-Tech’s 1997 Stock Option Plan (as amended, the “1997 Plan”). The 1997 Plan provides for the grant of (i) options that are intended to qualify as incentive stock options (“Incentive Stock Options” or “ISO”) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to employees and (ii) options not intended to qualify as Incentive Stock Options to employees and consultants. The total number of shares of common stock of Global-Tech for which options may be granted under the 1997 Plan is 400,000 shares. The 1997 plan expired on September 17, 2008 and no further grants can be made from this plan.

The 1997 Plan is administered by the Board of Directors of Global-Tech, or a committee of directors appointed by the Board of Directors of Global-Tech, who determines the terms of options, including the exercise price, the number of stock subject to the options and the terms and conditions of exercise. No option granted under the 1997 Plan is transferable by the optionee other than by will or the laws of descent and distribution and each vested option is exercisable within the contractual period of the option. With respect to any participant who owns (or is deemed to own) stock possessing more

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

During fiscal 2012, an aggregate of 1,250 options with exercise prices of US$25.00 to US$30.56 per share were forfeited upon resignation of the relevant participants and 82,167 options with exercise prices between US$19.00 and US$25.00 per share expired including 65,500 options granted to directors of Global-Tech.

During fiscal 2013, an aggregate of 5,950 options with exercise prices of US$15.60 to US$30.56 per share were forfeited upon resignation of the relevant participants.

During fiscal 2014, an aggregate of 65,500 options with exercise prices of US$30.40 to US$30.56 expired.

(b)	2005 Stock Option Plan of Global-Tech

In October 2005, the Board of Directors of Global-Tech adopted Global-Tech’s 2005 Stock Option Plan (the “2005 Plan”). The 2005 Plan provides for the grant of (i) ISO within the meaning of Section 422 of the Code; (ii) non-qualified stock options that do not qualify as ISO (“NQSOs”); and (iii) stock appreciation rights. The total number of shares of common stock of Global-Tech for which options may be granted under the 2005 Plan is 450,000 shares.

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

During fiscal 2014, 2013 and 2012, no options were granted and none were forfeited.

(c)	Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan

The Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan (the “Omnibus Plan”) was adopted by the Board of Directors in October 2010 and approved by the Company’s shareholders in November 2010. The plan provides for the grant of stock options (non-statutory and incentive), stock appreciation rights, restricted stock units, performances shares and common shares.

A committee authorized by the Board of Directors of Global-Tech (the “Committee”) will administer the Omnibus Plan. Unless otherwise determined by the Board of Directors of Global-Tech, the Compensation Committee will administer the Omnibus Plan. Subject to the terms of the Omnibus Plan, the Committee has the sole discretion to select the employees, consultants, and non-employee directors who will receive awards, determine the terms and conditions of awards, and to interpret the provisions of the Omnibus Plan and outstanding awards. The Committee may not, without the approval of the

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

During the fiscal year ended March 31, 2012, no shares or options were granted under the 2011 Omnibus Equity Plan.

During the fiscal year ended March 31, 2013, 73,000 options were granted to officers and directors, 5,000 options to an employee and 8,000 options to a consultant.

During the fiscal year ended March 31, 2014, no shares were granted and 3,000 options which had been granted to a director were exercised.

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

The total compensation expense recognized in the SG&A line item in the consolidated statement of operations and comprehensive income for the fiscal years ended March 31, 2014, 2013 and 2012 amounted to US$36,378, US$258,128 and US$34,121, respectively.

Changes in outstanding options under both the 1997 Plan, the 2005 Plan and the Omnibus Plan during the fiscal years ended March 31, 2014, 2013 and 2012 are as follows:

	2014
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	419,751	4.75 – 30.56	14.96	4.28	—
Granted	—	—	—
Expired	(65,500)	30.40 – 30.56	30.55
Exercised	(3,000)	4.75	4.75
Forfeited	—	—	—

Outstanding, at end of fiscal year	351,251	4.75 – 15.56	12.14	3.91	—

Vested and expected to be vested at March 31, 2014	351,251	4.75 – 15.56	12.14	3.91	—

Exercisable, at end of fiscal year	343,751	4.75 – 15.56	12.24	3.85

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

Changes in outstanding options under both the 1997 Plan, the 2005 Plan and the Omnibus Plan during the fiscal years ended March 31, 2014, 2013 and 2012 are as follows: (continued)

	2013
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	339,701	8.99 – 30.56	17.66	3.96	—
Granted	86,000	4.75	4.75
Expired	—	—	—
Exercised	—	—	—
Forfeited	(5,950)	15.60 – 30.56	21.26

Outstanding, at end of fiscal year	419,751	4.75 – 30.56	14.96	4.28	—

Vested and expected to be vested at March 31, 2013	419,751	4.75 – 30.56	14.96	4.28	—

Exercisable, at end of fiscal year	369,752	4.75 – 30.56	13.41	4.60

	2012
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	423,118	8.99 – 30.56	18.00	4.01	—
Granted	—	—	—
Expired	(82,167)	19.00 – 25.00	19.22
Exercised	—	—	—
Forfeited	(1,250)	25.00 – 30.56	29.45

Outstanding, at end of fiscal year	339,701	8.99 – 30.56	17.66	3.96	—

Vested and expected to be vested at March 31, 2012	339,701	8.99 – 30.56	17.66	3.96	—

Exercisable, at end of fiscal year	287,452	8.99 – 30.56	16.06	4.17

In January 1999, the Board of Directors of Global-Tech adopted an employee stock purchase plan. The plan was approved by the stockholders at the annual meeting of stockholders in March 1999. The total number of common stock which may be granted under the plan is 450,000 shares. Stock grants may be awarded under the plan to the employees, including officers, directors, non-employee directors and consultants in consideration for their services to the Group.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

Changes in stock grants during the fiscal years ended March 31, 2014, 2013 and 2012 are as follows:

	2014		2013		2012
	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value	Stock	Weighted average grant-date fair value
		US$		US$		US$
Non-vested, at beginning of fiscal year	—	—	750	10,380	750	10,380
Granted	—	—	—	—	—	—
Vested	—	—	(750)	10,380	—	—

Non-vested, at end of fiscal year	—	—	—	—	750	10,380

The total fair value of the 750 shares of common stock vested during the fiscal year ended March 31, 2013 was US$6,503.

The expense for the employee stock purchase plan recognized in the SG&A line item in the consolidated statement of operations and comprehensive income for the fiscal years ended March 31, 2014, 2013 and 2012 amounted to nil, US$9,108 and nil respectively.

Further details relating to the options granted under the 1997 Plan, the 2005 Plan and the Omnibus Plan that are outstanding as of March 31, 2014 are as follows:

	Options outstanding as of March 31, 2014			Options exercisable as of March 31, 2014
Number of options	Range of exercise price per option	Weighted average remaining contractual life	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
	US$ (per share)	(years)	US$ (per share)		US$ (per share)
83,000	4.75	8.31	4.75	80,500	4.75
20,000	8.99	5.70	8.99	15,000	8.99
248,251	13.20–15.60	2.29	14.87	248,251	14.87

351,251				343,751

As of March 31, 2014, 2013 and 2012, there was an unrecognized share-based compensation cost of nil, nil and US$1,969, respectively relating to stock granted to an employee under the 1999 Employee Stock Purchase Plan. The unrecognized compensation cost for stock granted is expected to be recognized over a weighted-average vesting period of two years and five years. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

The fair value of the options granted was estimated on the date of grant using the following assumptions:

	2014	2013	2012
Risk-free Interest Rate	—	0.97% – 1.50%	—
Expected Dividend Yield	—	0%	—
Expected Option Life	—	7 – 10 years	—
Expected Stock Price Volatility	—	53.28% – 58.71%	—

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries (the “PRC Subsidiaries”) are restricted in their ability to transfer certain of their net assets to Global-Tech in the form of dividend payments, loans, or advances. The amounts restricted include net assets of the PRC Subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB311,667,606 (approximately US$50,144,200) as of March 31, 2014.

The following is the condensed financial information of Global-Tech on a stand-alone basis:

Balance sheets

	March 31, 2014	March 31, 2013
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	6,719,079	19,405,865
Time deposits	11,339,515	—
Available-for-sale investments	1,050,500	—
Prepaid expenses	17,803	46,903
Deposits and other assets	302,107	40,087

Total current assets	19,429,004	19,492,855
Interests in subsidiaries	46,474,157	55,812,262
Available-for-sale investments	—	1,045,200

Total assets	65,903,161	76,350,317

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other accrued liabilities	113,158	92,114

Total liabilities	113,158	92,114

Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,233,814 and 3,230,814 shares issued as of March 31, 2014 and 2013	129,353	129,233
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued	—	—
Additional paid-in capital	85,103,910	85,053,402
Statutory reserves	1,340,229	1,238,361
Accumulated deficit	(26,590,366)	(15,932,941)
Accumulated other comprehensive income	10,854,689	10,709,740
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2014 and 2013	(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	66,174,494	76,534,474
Non-controlling interests	(384,491)	(276,271)

Total equity	65,790,003	76,258,203

Total liabilities and shareholders’ equity	65,903,161	76,350,317

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of operations and comprehensive income

	Fiscal years ended March 31,
	2014	2013	2012
	US$	US$	US$
Net sales	—	—	—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	(887,346)	(1,071,502)	(1,158,531)

Operating loss	(887,346)	(1,071,502)	(1,158,531)
Interest income, net	359,062	344,582	35,349
Equity in profits (losses) of subsidiaries	(7,308,381)	(484,185)	1,923,914
Other income (expense), net	(2,718,892)	(752,196)	609,945

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	(10,555,557)	(1,963,301)	1,410,677
Other comprehensive income
Foreign currency translation adjustments	153,629	989,800	2,278,213
Release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal	(13,980)	—	—
Unrealized gain on available-for-sale investments, net of income tax of nil	5,300	22,495	23,957

Total comprehensive income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	(10,410,608)	(951,006)	3,712,847

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of cash flows

	Fiscal years ended March 31,
	2014	2013	2012
	US$	US$	US$
Cash flows from operating activities:
Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	(10,555,557)	(1,963,301)	1,410,677
Adjustments to reconcile net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc. to net cash provided by operating activities:
Stock compensation expense	36,378	258,128	34,121
Shares issued to an employee	—	9,108	—
Equity in losses (profits) of subsidiaries	7,308,381	484,185	(1,923,914)
Interest received from available-for-sale investments	—	—	(13)
Changes in operating assets and liabilities:
Prepaid expenses	29,100	(3,693)	(2,582)
Deposits and other assets	(262,020)	(15,364)	4,969
Other accrued liabilities	21,044	(109,369)	(26,324)

Net cash used in operating activities	(3,422,674)	(1,340,306)	(503,066)

Cash flows from investing activities:
Purchases of available-for-sale investments	—	—	(8,999,987)
Proceeds from disposal of available-for-sale investments	—	2,000,000	9,000,000
Repayment of amounts due from (advances to) subsidiaries, net	2,061,153	910,372	13,091,819
Increase in time deposits	(11,339,515)	—	—
Capital injection into subsidiaries	—	(1,107,753)	(1,732,162)

Net cash provided by investing activities	(9,278,362)	1,802,619	11,359,670

Cash flows from financing activities:
Proceeds from stock options exercised	14,250	—	—
Cash dividend paid	—	(3,040,753)	—

Net cash used in financing activities	14,250	(3,040,753)	—

Net increase (decrease) in cash and cash equivalents	(12,686,786)	(2,578,440)	10,856,604
Cash and cash equivalents at beginning of fiscal year	19,405,865	21,984,305	11,127,701

Cash and cash equivalents at end of fiscal year	6,719,079	19,405,865	21,984,305

(a)	Basis of preparation

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

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.4 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2009)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

4.1	Employment Agreement between Global-Tech and John C.K. Sham (Incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.2	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.3	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.4	Amended and Restated 1997 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.5	1999 Employee Stock Purchase Plan of Global-Tech (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999)

4.6	2005 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.7	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.8	Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan (Incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the Commission on December 22, 2010)

E-1

EXHIBIT INDEX

Exhibit Number	Description of Document

4.9	Tenancy Agreement dated February 1, 2013 between Wing Shing Products Company Limited and Global Optics Limited (incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.10	Import Paying Service Financing Contract dated January 23, 2013 between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd. (incorporated by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.11	Pledge Rights Contract between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd. (incorporated by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.12	Business Cooperation Agreement of Overseas Payment dated February 26, 2014 between China Construction Bank Corporation and Dongguan Lite Array Company Limited*

4.13	General Import T/T Finance Agreement dated January 3, 2014 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited*

4.14	Maximum Amount Rights Pledge Contract dated April 28, 2013 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited*

4.15	Maximum Amount Rights Pledge Contract dated May 7, 2013 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited*

4.16	Property Leasing Contract dated April 1, 2014 between Dongguan Hwa O’Tai Electronic Technology Co., Ltd. and Dongguan Wing Shing Electrical Products Factory Company Limited*

4.17	Equipment Leasing Contract dated April 1, 2014 between Dongguan Hwa O’Tai Electronic Technology Co., Ltd. and Guangdong Lite Array Co., Ltd.*

8.1	List of Subsidiaries*

11.1	Code of Ethics (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Acting Chief Financial Officer*

15.1	Consent of Independent Registered Public Accounting Firm (Mazars CPA Limited)*

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

E-2

EXHIBIT INDEX

Exhibit Number	Description of Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*	Filed Herewith
**	In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Form 20-F shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

E-3