Form 20-F
period 2015-03-31
GLOBAL-TECH ADVANCED INNOVATIONS INC.
filed 2015-07-17
CIK 1057708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item that the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

TABLE OF CONTENTS [TO BE UPDATED]

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

References throughout this annual report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2015,” for example, refers to the fiscal year ended March 31, 2015.

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

The selected consolidated statement of operations data for the fiscal years ended March 31, 2013, 2014 and 2015 and the selected consolidated balance sheets data as of March 31, 2014 and March 31, 2015 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended March 31, 2011 and 2012 and the selected consolidated balance sheets data as of March 31, 2011, 2012 and 2013 set forth below have been prepared in accordance with U.S. GAAP and are derived from our consolidated financial statements and notes thereto not included elsewhere in this annual report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2011(2)	2012(2)	2013(2)	2014(2)	2015
	(In thousands, except for per share data)
Statement of operations data:
Net sales	$42,727	$55,213	$66,827	$62,693	$78,021
Cost of goods sold	(38,190)	(48,385)	(56,855)	(57,999)	(74,867)

Gross profit	4,537	6,828	9,972	4,694	3,154
Selling, general and administrative expenses	(8,166)	(7,027)	(12,384)	(13,148)	(12,424)
Other operating income, net	1,138	29	—	—	—

Operating loss	(2,491)	(170)	(2,412)	(8,454)	(9,270)
Interest income, net	537	95	1,504	685	439
Other income, net	441	1,125	583	2,397	2,146

Income (Loss) from continuing operations before income taxes	(1,513)	1,050	(325)	(5,372)	(6,685)
Income tax (expense) benefit	(204)	(1,229)	842	256	209

Income (Loss) from continuing operations	(1,717)	(179)	517	(5,116)	(6,476)
Income (Loss) from discontinued operations, net of taxes(1)	(2,471)	1,596	(2,588)	(5,547)	—

Net income (loss)	(4,188)	1,417	(2,071)	(10,663)	(6,476)
Net income (loss) attributable to non-controlling interests	175	(6)	108	108	55

Net income (loss) attributable to shareholders of Global-Tech Advanced Innovations Inc.	$(4,013)	$1,411	$(1,963)	$(10,555)	$(6,421)

Basic and diluted earnings (loss) per share of common stock:
Income (Loss) from continuing operations	$(0.51)	$(0.06)	$0.21	$(1.65)	$(2.11)
Income (Loss) from discontinued operations	(0.81)	0.52	(0.86)	(1.82)	—

Basic and diluted net income (loss) per share of common stock	$(1.32)	$0.46	$(0.65)	$(3.47)	$(2.11)

Basic and diluted weighted average number of shares of common stock	3,039	3,039	3,040	3,042	3,044

(1)	In January 2012 and December 2013, the Company discontinued the operation of its home appliance and EMS business segments, respectively.
(2)	Comparative figures have been reclassified to conform with current year’s presentation.

	At March 31,
	2011	2012	2013	2014	2015
	(In thousands)
Balance sheets data:
Working capital(1)	$45,170	$54,000	$45,383	$36,343	$32,111
Total assets	119,936	109,040	108,226	99,667	94,984
Net assets(2)	76,512	80,259	76,534	66,174	59,752
Total debt(3)	12,585	4,000	4,826	7,280	6,780
Shareholders’ equity	76,337	80,091	76,258	65,790	59,312

(1)	Working capital is the excess of current assets over current liabilities.
(2)	Net assets are the excess of total assets over total liabilities and non-controlling interests.
(3)	Total debt is the summation of short-term borrowings, current portion of long-term bank borrowings and non-current portion of long-term bank borrowings.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

In addition, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2016, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our common shares, which is subject to change. We have calculated our position for fiscal 2015 and our plan for 2016 and believe we are not currently a PFIC and do not expect to be in fiscal 2016. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences.”

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

The net effect is that government sponsored/supported high technology enterprises can better flourish in this environment. Despite receiving some local government high technology grants for our electronic components business, they are not sufficient to offset the costs of operating in Dongguan, PRC. Our primary goal therefore is to secure the best use for the real estate we have and this will require cooperation from the local government. To date the government has approved our program including our rental arrangements but there is no assurance that they will continue to do so.

Overcapacity in manufacturing. In nearly all sectors of the Chinese economy, there is a significant oversupply in manufacturing capacity due to over-investment and declining exports. In these circumstances only the low cost or connected producer survives. For those companies whose facilities are located in Guangdong province, only the most efficient and productive operations can compete. There is no assurance we can improve our efficiency and productivity sufficiently to compete. In the event we are not able to compete, our business and financial position would be materially impacted.

Rental income. Our cash flow and ability to maintain our manufacturing compound in Dongguan is dependent on our ability to rent out vacant space at reasonable market rates. In the event that we are no longer able to rent out vacant space, the costs of maintaining the facility would have a material impact on our financial position.

At present our rental income, assuming our tenants remain financially viable, is sufficient to cover the costs of the facility but if we do not develop an appropriate use of our land and buildings in the future that is approved and supported by the local authorities, our financial position will be adversely impacted.

Insolvency or financial distress of third parties. Under Chinese law, a landlord may be held responsible to pay past due wages, social insurance and severance in the event any of its tenants become financially insolvent. If any of our tenants become insolvent, particularly our EMS lessee, and the government were to hold us responsible for any of the costs listed above, our overall cost could materially exceed the deposits we hold from our tenants. If this happens, we may incur losses, or our results of operations, financial position or liquidity could otherwise be adversely affected.

Inflation and increased labor costs. The economy in China has grown significantly over the past 20 years, which has resulted in an increase in inflation and the average cost of labor, especially in the coastal cities. China’s overall economy and the average wage in the PRC are expected to continue to grow. Increases in China’s inflation and material increases in the cost of labor continue to diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our customers by increasing prices for our products and services, our profitability and results of operations could be materially and adversely affected.

Additional Land Use Rights Payments. Following our exit from the home appliance and EMS businesses, approximately 122,000 square meters of production space and 10,000 square meters of dormitories were no longer needed for our operation. We began leasing a portion of this space to independent third parties in fiscal 2013 and, as of the date of this annual report, we had leased 115,328 square meters of our former production space.

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

Credit terms in the PRC. Some of the Company’s major customers in the PRC are granted credit terms of up to 210 days and a significant number are granted more than 90 days as is customary in the telecom industry in the PRC; however, receivables for some of the Company’s customers may extend beyond the stated credit terms. An increase in receivables that extend beyond stated credit terms or a customer’s refusal or inability to pay would have a material adverse effect on our profitability and results of operations.

Dependence on major customers. Our five largest Electronic Components customers represent approximately 45.6% of consolidated net sales in fiscal 2015. We have no contractual arrangements with these customers and only sell to them based on purchase orders received. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

Penalties for workforce reductions. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or who has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Under the new law, downsizing by 20% or more of an individual entity may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, in the event of a layoff of more than 20 employees at one time, the entity is required to communicate with its labor union and report to the District Labor Bureau. We complied with all of the requirements when discontinuing our home appliance and EMS businesses at significant cost. Any further workforce reductions not caused by natural attrition would have a material impact on our financial results.

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

Proprietary technology; patent protection. We rely on a combination of internal procedures, non-disclosure agreements, intellectual property rights assignment agreements, as well as licenses, patents, trademarks and copyright law to protect our intellectual property and know-how. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. For example, we frequently explore and evaluate potential relationships and projects with other parties, which often requires that we provide the potential partner with confidential technical information. While confidentiality agreements are typically put in place, there is a risk the potential partner could violate the confidentiality agreement and use our technical information for its own benefit or the benefit of others or compromise the confidentiality. In addition, the laws of certain foreign countries in which our products may be sold or manufactured do not protect our intellectual property rights to the same extent as the laws of the United States. For example, laws in China may not protect our intellectual property rights to the same extent as in the United States. Failure or inability to protect our proprietary information could result in a decrease in our sales or profitability. The protection of our intellectual property may require expensive investment in protracted litigation and the investment of substantial management time and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. In addition, we may be unable to prevent third parties from using our intellectual property rights and know-how without our authorization or from independently developing intellectual property that is the same as or similar to ours, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. We compete in a number of industries that are small or specialized, which makes it easier for a competitor to monitor our activities and increases the risk that ideas will be stolen. The unauthorized use of our know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

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

Product liability. We may be subject to substantial product liability costs if claims arise out of problems associated with our products. We provide a warranty for limited manufacturing defects to certain of our customers and repair products rejected by customer QC. We do not provide warranties, however, that extend to the ultimate consumers of the product. Nevertheless, there can be no assurance that we will not be subject to a suit by a consumer who uses one of our products if the product causes an injury to any person or does not perform properly. We maintain product liability insurance in an amount we believe is sufficient. There can be no assurance, however, that our insurance coverage will be adequate or that all product liability claims will be covered by our current product liability insurance. In addition, these policies must be renewed annually. To date, we have not been subject to any material product liability claim. While we have been able to obtain product liability insurance in the past, premiums continue to increase in cost and may not be available in the future on terms acceptable to us, if at all. The failure to maintain insurance coverage, or a successful claim against us not covered by or in excess of the insurance coverage, could have a material adverse effect on our business, results of operations and financial condition. In addition, product liability claims, regardless of their merit or eventual outcome, may have a material adverse effect on our business reputation.

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

Risks of manufacturing in China; property damage. All of our products are manufactured at our factory complex located in Dongguan, China. In addition to the political and economic risks of operations in China, firefighting and disaster relief assistance in China is not as sophisticated as in certain Western countries. We currently maintain property damage insurance in the aggregate of approximately $146.6 million which covers our inventory, furniture, equipment, machinery and buildings and also maintain business interruption insurance in the aggregate of approximately $23.8 million for losses relating to our factory. Material damage to, or the loss of, our facilities due to fire, severe weather, flood, force majeure or other act of God or cause, even if insured against, would have a material adverse effect on our business, results of operations and financial condition.

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

Concentration of ownership. Wing Shing Holdings Company Limited, a British Virgin Islands company (“Wing Shing Holdings”), directors and family members of directors of the Company beneficially own approximately 67.4% of our outstanding common shares (issued net of treasury shares). The share ownership of Wing Shing Holdings is held 44.0% by the estate of Kwong Ho Sham who, prior to his passing, served as the Chairman of the Company’s Board of Directors, and 56.0% by our Chief Executive Officer, John Sham, who currently serves as a director. Voting control of Wing Shing Holdings is effectively held by John Sham. As a result, Wing Shing Holdings and its shareholders and their family members are in a position to control our activities and policies, including possessing the voting power to elect our board of directors and approve all matters requiring shareholder approval and the ability to generally direct our affairs. In June 2011, Kwong Ho Sham established a trust that would own his portion of Wing Shing Holdings’ shares in the Company. Upon his passing, 303,070 shares currently owned by Wing Shing Holdings would go into this trust and 385,727 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of June 2015, the transfers had not been officially executed but are expected to occur during fiscal 2016. John C.K. Sham, as a trustee of his father’s charitable trust, declines beneficial ownership of any of the trust’s shares.

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

Changes in foreign exchange regulations of China could adversely affect our operating results. Some of our earnings are denominated in yuan, the base unit of the RMB. The People’s Bank of China and the State Administration of Foreign Exchange (“SAFE”) regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate published by the People’s Bank of China according to the market conditions. Since 1996, the PRC government has issued a number of rules, regulations and notices regarding foreign exchange control designed to provide for greater convertibility of RMB. Under such regulations, any FIE must establish a “current account” and a “capital account” with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends based on the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign currencies for loans and capital contributions, continues to be subject to limitations and requires the approval of SAFE. There can be no assurance that we will be able to obtain sufficient foreign currencies to make relevant payments or satisfy other foreign currency requirements in the future.

Changes in currency exchange rates involving the RMB have affected and could continue to significantly affect our financial results. For fiscal 2015 and earlier years, our functional currencies are U.S. dollars and Hong Kong dollars. Since much of our business is carried on in RMB, our financial results are continually affected by currency fluctuations, resulting in total foreign exchange gains and losses.

Regulatory initiatives in the United States, such as the Dodd-Frank Act and the Sarbanes-Oxley Act have increased, and may continue to increase the time and costs of being a U.S. public company and any further changes would likely continue to increase our costs. In the United States, changes in corporate governance practices due to the Dodd-Frank Act and the Sarbanes-Oxley Act, changes in the continued listing rules of the New York Stock Exchange, new accounting pronouncements and new regulatory legislation, rules or accounting changes have increased our cost of being a U.S. public company and may have an adverse impact on our future financial position and operating results. These regulatory changes and other legislative initiatives have made some activities more time-consuming and have increased financial compliance and administrative costs for public companies, including foreign private issuers like us. In addition, any future changes in regulatory legislation, rules or accounting may cause our legal and accounting costs to further increase. These new rules and regulations require increasing time commitments and resource commitments from our company, including from senior management. This increased cost could negatively impact our earnings and have a material adverse effect on our financial position results of operations.

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

Historically, the Company’s primary business was the export of a wide range of small electrical appliances to North American and European markets. However, the Company’s continuing efforts to diversify its business, together with the discontinuation of our home appliance business, resulted in nearly all of our revenues from continuing operations for fiscal 2015 being derived from the Chinese domestic telecommunications market. It is anticipated that the majority of the Company’s future business is likely to be focused on opportunities in the PRC.

In fiscal 2015, we reported our results of operations in two segments: (i) electronic components and (ii) others. Through December 2013 we had a third reportable segment: electronic manufacturing services (“EMS”) and through December 2011 a fourth reportable segment: home appliances. These segments were managed separately and were characterized by different originations, processes and locations. As a result of our exit from the home appliance business in January 2012 and EMS in December 2013, we began reporting these operations as discontinued operations as of March 31, 2012 and March 31, 2014, respectively. Because our segment results are reported on a continuing operations basis, we have two remaining reportable segments for fiscal 2015 and 2014: (i) electronic components and (ii) others.

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

The assembly process was primarily offered to our telecom customers to encourage them to increase their subcontracting of printed circuit boards to us where our operation was profitable. Assembly was marginally profitable on a stand-alone basis assuming reasonable productivity at the time we established this operation. However not only did labor costs rise but constant labor turnover caused productivity issues to the extent that assembly losses exceeded any contribution from SMT. In the year preceding the Company’s exit from the EMS business, significant losses were incurred primarily due to labor cost inflation and deteriorating productivity from excessive labor turnover. Due to competition and the dominance of the Company’s PRC based telecom customers, no pricing relief was likely and costs were likely to continue increasing. With no opportunity to raise prices, the only solution was to shut down the operation. Due to impairment charges and severance, a substantial charge related to the discontinuance of the EMS business was incurred in fiscal 2014.

Lease of Former Home Appliance and EMS Facilities

With the discontinuation of the home appliance segment, certain portions of our facilities in Dongguan, PRC were no longer needed for our operation. We began leasing the space to independent third parties during fiscal 2013 and as of March 31, 2015, 76,170 square meters of former home appliance production space had been leased. The average rent is RMB10 per square meter per month and the net rental income exceeded the building depreciation and maintenance of the idle facilities in fiscal 2015.

With the discontinuation of the EMS segment, the surface mount and assembly equipment, clean rooms, offices and dormitories totaling 39,158 square meters were offered for lease to an independent third party to operate. In April 2014, we entered into a five-year lease totaling RMB63.4 million, equivalent to US$10.2 million for the EMS facility. The annual rent is sufficient to offset the equipment depreciation and maintenance of the former EMS facility and therefore no impairment was required at the time of the discontinuance of the EMS segment.

While we received a two months deposit and there are severe early termination penalties in the contract, we still rely on our lessee being successful in their business to continue receiving rental income. In the event their business is not successful they could enter bankruptcy or liquidate their company and we would have to terminate the lease and seek alternative uses for the facility and potentially be subject to a significant impairment charge. In early 2015, we have also leased 322 square meters of former warehouse space in Hong Kong for HK$31,200 per month.

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

In late fiscal 2005, we established a new entity, Global Optics Limited, to produce and market complementary metal oxide semiconductor (“CMOS”) camera modules (“CCMs”) to cell phone manufacturers in China and to develop other products incorporating optical systems. In fiscal 2015, our net sales of CCMs and other electronic products were $75.9 million, which represents a 25.3% increase over fiscal 2014 net sales of $60.6 million.

We believe the opportunity to sell CCMs and other electronic components to cellular phone and tablet computer manufacturers in the PRC continues to be a viable business for us, albeit currently at commodity-type margins and subject to intense competition. Up to fiscal 2013 utilizing chip scale packaging (CSP) process, we sourced the sensors and lenses exclusively so that we could apply our resources to the operation of a top quality clean room in our manufacturing facility in the PRC for low-cost assembly. Concurrently we concentrated on software development, customer integration design and product enhancements, particularly higher pixel count cameras and improved optics. We also continued developing products that incorporate CCMs for non-telecommunication applications, our primary focus being on document photo scanners, security products and medical instruments. During fiscal 2013, we invested in chip-on-board (“COB”) equipment to produce existing sensors and higher pixel sensors more cost effectively. As our mix of business changed to higher pixel units, the cost effectiveness of COB, the only suitable process for higher pixels, became essential for the future of this business. In fiscal 2015, 29% (fiscal 2014 – 12%) of our units were produced using COB processing and the balance CSP. High yields are critical in the COB process and our results have been unsatisfactory primarily due to labor turnover, increased overhead, particularly supervisory labor, and a steeper learning curve than anticipated.

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

Partnership with vendors. The sensors and lenses utilized in CMOS cameras are highly specialized and are only available from a small number of vendors. While the Company has no binding agreements with its vendors, we have established a long-standing and mutually beneficial relationship with a major CSP sensor company that views our PRC based operations as an opportunity to access many of the PRC cellular phone manufacturers. It is by virtue of this relationship, as well as relationships with other vendors, that the Company receives valuable technical support essential to the business and product development programs. These relationships are critical to the development of new products and the expansion of existing product lines.

Innovative product development. Each CCM application requires its own software and integration programs. We submit multiple samples to our customers to test and evaluate. This process ensures application effectiveness and superior optical performance are achieved. We also concentrate on developing higher pixel count and clearer resolution CCMs as customer demands for such features continue to rise. Recently, we have begun designing and selling a range of security devices and document scanners incorporating CCMs that we market primarily in the PRC. One of our other key development programs is dedicated to designing specific attributes in our CCMs for medical device applications.

Superior quality PRC based manufacturing. Utilizing our clean room expertise derived from OLED production, we have been able to produce high quality CCMs that demonstrate excellent reliability. This allows our PRC based customers to purchase CCMs in the PRC rather than importing them from Korea or Taiwan, and remain confident in the quality of the products they are receiving.

Expansion of manufacturing capabilities. We have invested in all of the equipment necessary to assemble modules in a class 1000 clean room. We have added precision mounting equipment and a full range of testing apparatus to support and maintain high quality production. We continually expanded our facility from inception through fiscal 2015 as demand for CCMs continued to grow, and now have sufficient capacity to support steady growth in this business with limited additional investment. Our primary CMOS technology is still CSP, which supplies us with an integrated sensor and lens but in late fiscal 2013, we began investing in COB, or chip-on-board technology and expect time to be the dominant process going forward. This required construction of a class 10 clean room and investment in new equipment and processes. The investment is intended to enable us to produce higher pixel CCMs more efficiently.

Products

We started manufacturing CCMs early in fiscal 2006 primarily utilizing 0.3 megapixel CMOS sensors. Sales of CCMs and related products in fiscal 2015, 2014 and 2013 were $75.9 million, $60.6 million and $65.2 million, respectively. As pricing for VGA cell phone cameras continued to decline at a rate exceeding 20% per annum, we developed higher pixel count camera modules and introduced 1.3 and 2.0 megapixel versions in fiscal 2009, 3.0 and 5.0 megapixel versions in fiscal 2010, 8.0 megapixel versions in fiscal 2013 and 13.0 megapixel versions in fiscal 2015. The original VGA camera has developed into a low margin commodity, which adversely impacts unit revenues and overall profitability. However, we will continue to provide our customers with these products as well as developing higher pixel units in fiscal 2016. Our aim in fiscals 2012 and 2013 was to reduce the share of 0.3 megapixel units to less than 50% of our unit volume, which we achieved. In fiscal 2014, we concentrated on growing our 5.0 and 8.0 pixel cameras with limited success as the market price for 2.0 units dropped sufficiently to make them very attractive for our customers to reduce costs for their basic mobile phones. In fiscal 2015, we achieved significant volumes with 5.0 and 8.0 units but at much reduced prices from the prior year. We expect continuing price erosion in fiscal 2016 as capacity in the PRC currently appears to exceed demand but will continue our efforts to market more complex camera modules to improve margins.

Product Design and Development

The development group for electronic components consists of a dedicated team of software and optical engineers supported by a large number of process, electronic and clean room engineers in our factory in Dongguan. We also rely extensively on our principal sensor supplier for new technology and expanded features.

Our expenditures for design and development of electronic components were $0.7 million, $0.3 million and $0.2 million in fiscal 2015, 2014 and 2013, respectively.

Manufacturing

We operate clean rooms in two of the buildings in our manufacturing complex in Dongguan. We built one class 1000 clean room in 2007 and have expanded every year since including building a 669 square meters class 10 clean room for COB production in fiscal 2013. Our production area for Guangdong Lite Array Company Limited (“DGLAD”) which includes our SMT production area with a maximum of class 100,000 total is 4,864 square meters and the other working area is 2,437 square meters of which production and working areas for CCMs are 2,927 and 374 square meters respectively.

We have in place the capacity to produce up to 3 million CCMs using CSP and 1.5 million using COB per month which is sufficient to support anticipated demand for peak periods in the near term. We currently operate three COB lines whereas some of our larger competitors operate thirty. Major customers can be concerned about capacity constraints, but we have the space and necessary financial resources to expand the number of lines we operate to address any of their concerns if we can do so profitably.

We ship our CCMs directly to our PRC customers, most of whom are located in Guangdong province, or ship to export customers from our warehouse in Hong Kong. Title for sales to PRC customers is transferred when the delivery note is “acknowledged” by the customer. Title for shipments to export customers from our warehouse passes when the customer takes physical delivery of the goods.

Quality Control

Superior quality control procedures are essential for the manufacture of electronic components. The average life expectancy of cell phones requires that each critical component performs reliably for many years. We test every CCM before shipment and our customers test every one during their assembly process. Any rejects are returned to us for further inspection, and if appropriate, rework. This is considered as a standard operating procedure in the industry. Any CSP sensors that are defective, such that the CCM cannot be repaired, are returned to the vendor. Rejected COB sensors have to be scrapped and this has had an impact on profitability in the last two years.

Suppliers

We obtain lenses, connectors and other components from a number of different vendors in Taiwan, Korea and the PRC and are not reliant on any one vendor. However, we have developed a close relationship with one vendor and purchase a majority of our CMOS sensors from them. We have pre-approved and certified alternative vendors who could satisfy all of our demand if necessary at minimal additional cost.

Major customers

Our largest CCMs customer in fiscal 2015 is Wingtech Group with sales amounting to 11.1%, 13.2% and 6.9% of segment sales or 10.8%, 12.2% and 5.5% of consolidated net sales in fiscals 2015, 2014 and 2013, respectively.

Our top five customers represented 45.6% of our consolidated net sales in fiscal 2015 and 46.9% of segment net sales.

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

Competition

Competition in the electronic components market is intense and growing with many new well-financed entrants. However, since the market for cellular phone cameras continues to expand in China and its export markets, we believe that in the future demand will continue to meet or exceed our capacity; provided, however, that margins may continue to deteriorate without major productivity improvements and cost reductions. Improvements in our competitive position will only come through technical enhancements to our products and this remains the focus of our development efforts.

While competition is strong in the scanner market, especially given the number of products already on the market, we believe our software incorporates a number of superior features. Growth in demand for scanners will be somewhat dependent on the specifications reflected in government procurement practices.

Intellectual Property Rights

We currently hold 127 patents, primarily registered in the PRC. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. There can be no assurance that steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of the technology or the independent development of similar technology by others.

Others

The primary emphasis in Others over the previous three fiscal years has been to develop a medical instrument business primarily for the PRC domestic market. We also continue to experiment and carry out modest development work in other areas.

Dongguan Microview Medical Technology Company Limited was incorporated in China to provide an operating entity to house our medical instrument business, which has moved from the development stages into an operational business. This business requires a manufacturing environment certified by Chinese FDA authorities and all medical products are subject to numerous approval processes. Our initial product, a disposable cannula incorporating a CMOS camera along with an integrated workstation, recently received Chinese FDA approval. Our product is now used in over 213 hospitals in China and in nine provinces (Guangxi, Hebei, Jiangsu, Shandong, Guangdong, Xinjiang, Anhui, Chongqing and Shanghai), the official hospital reimbursement rate has been established which is required for any medical product for system wide use. Growth in demand for cannulas depends on the number of doctors trained to use our instruments and we currently are increasing the number of physician trainers we retain. Our workstation is designed to support other similar disposable micro-surgery instruments. During fiscal 2015 we received Chinese FDA certification for two medical instruments and have an additional medical instrument currently undergoing field trials as part of the Chinese FDA certification process.

Additionally in fiscal 2015 the FDA in the US determined that our disposable cannula is substantially equivalent to legally marketed devices and accordingly we may market the device subject to the general controls provisions of the Federal Food, Drug and Cosmetic Act.

Strategy

The market for medical instruments in China is growing substantially but entry into the market is restricted by established hospital and distributor systems and product and procedure pricing is subject to approval of the provincial government where each hospital is located. Additionally, securing PRC FDA approval of our products requires extensive trials, which can be time consuming and expensive. To date our disposable cannula, endoscopic trocar, hysteroscope and workstation have received the necessary PRC FDA approvals and we are gradually achieving entry into the local market. We intend to expand our product offerings, all of which will be compatible with the workstation developed for our initial cannula. As with the cannula, Governmental approval and acceptance by distributors and provincial approval of product pricing will dictate the success of future products. Our growth will also depend on the willingness of consumers in the PRC and elsewhere to pay a premium for products that improve the safety of existing procedures.

Our strategy for our products in export markets from the PRC is to obtain approval from the relevant regulators and then establish a distribution network of independent medical supply companies.

Product Design and Development

The principle development work in “Others” over the last two years has been devoted to medical instruments and some solar devices. Development expenses for “Others” were approximately $443,000, $182,000 and $174,000 in fiscal 2015, 2014 and 2013, respectively.

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

Rental Operation

Following the discontinuation of the home appliance and EMS businesses, a determination as to the future use of the facilities that previously housed these operations was necessary. At the time these facilities were originally constructed, they were located on the periphery of Qingxi City, an almost exclusively industrial area. Since that time, the areas surrounding these facilities have seen slow but continual development and a shift away from traditional manufacturing.

Based on the shift in the property use of the surrounding areas, the continued use of a number of these facilities for traditional manufacturing operations was no longer appropriate. Accordingly, these facilities were leased to a number of independent entities as storage space. Typical leases are for one year at approximately RMB120 (US$19) per square meter per annum.

In early fiscal 2015, we entered into five-year lease agreements with an independent third party that is operating our EMS facility including offices, clean rooms, equipment and production areas. The terms of the lease protect us in the case of any default. (See Exhibit 4-16 and 4-17 for details of the leases.) However, in the event of the bankruptcy or financial liquidation of the lessee company, we may not be able to collect damages and the deposit we retain may not be sufficient to cover the cost of recovering our facility. To the extent any rents are past due, they are not recognized until received.

The facilities housing our remaining operations occupy a small contiguous area in one corner of the compound and will not preclude any future development if and when such a determination is made.

Management’s short-term plans are to generate sufficient rental income at the property to cover maintenance, depreciation, local taxes and common charges associated with the leased space. In fiscal 2015, our rental income exceeded our costs by approximately $1 million. At present we have no plans to develop the property further but expect at some time in the future opportunities will arise to get more profitable use of the significant contiguous land area we occupy.

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

Conditions in Hong Kong. Hong Kong, the jurisdiction of incorporation of six of our subsidiaries and the location of our headquarters, was restored to China on July 1, 1997. We conduct marketing, administration and other activities in Hong Kong. Recent political issues have had no impact on our operation but we may be adversely affected by factors affecting Hong Kong’s political situation in the future and its economy or its international political and economic relations.

No treaty exists between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. Accordingly, Hong Kong courts might not enforce judgments predicated on the federal securities laws of the United States, whether arising from actions brought in the United States or, if permitted, in Hong Kong.

C.	Organizational structure.

The following chart sets forth the significant subsidiaries owned, directly or indirectly, by the Company as of June 30, 2015.

Name	Abbreviation	Principal Activities	Place of Incorporation	Percentage of Equity Interest Held
Global Display Holdings Limited	GDH	Investment Holding	British Virgin Islands	100.0

Kwong Lee Shun Trading Company Limited	KLS	Leasing of a property	Hong Kong	100.0

GT Investments (BVI) Limited	GTI	Investment Holding	British Virgin Islands	100.0

Consortium Investment (BVI) Limited	CIBL	Investment Holding	British Virgin Islands	100.0

Global Optics Limited	GOL	Trading of raw materials and electronic and optical components	Hong Kong	100.0

Dongguan Wing Shing Electrical Products Factory Company Limited	DWS	Factory complex rental and maintenance	China	100.0

Guangdong Lite Array Company Limited (formerly known as Dongguan Lite Array Company Limited)	DGLAD	Developing, manufacturing and marketing of electronic and optical components	China	100.0

Dongguan Microview Medical Technology Company Limited	DMC	Manufacturing and distribution of medical instruments	China	100.0

Joke Media Limited	SLD	Media services	China	100.0

Lite Array Holdings Limited	LAH	Investment Holding	British Virgin Islands	30.0

Litewell Technology (HK) Limited	LWH	Design and trading of OLED production equipment and corresponding materials	Hong Kong	30.0

Dongguan Litewell (OLED) Technology Limited	DLW	Research & Development of OLED equipment	China	30.0

Global Household Products Limited	GHP	Inactive	Hong Kong	100.0

Pentalpha Medical Limited	PEL	Inactive	Hong Kong	100.0

Pentalpha Hong Kong Limited	PHK	Inactive	Hong Kong	100.0

Global-Tech USA, Inc.GTU		Provision of consultation services	United States	100.0

Global Lite Array (BVI) Limited	GLA	Investment Holding	British Virgin Islands	76.75

Lite Array, Inc.	LAI	Inactive	United States	76.75

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

As a result of our exit from the home appliance and EMS businesses, approximately 122,000 square meters of production space and 10,000 square meters of dormitories were no longer needed for our operation. We began leasing a portion of this space to independent third parties in fiscal 2013 and as of March 31, 2015, we had leased 101,330 square meters of production space to be used as warehouse and manufacturing space.

We purchased office space of approximately 1,000 square meters for RMB27.7 million (equivalent to US$4.5 million) in Shenzhen and relocated our electronic components sales staff and administrative personnel from a leased office in Shenzhen in August 2013.

We also rent an office in Guangzhou, the PRC for our medical group of approximately 121 square meters at an annual rent of approximately US$13,000.

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

Fiscal Year Ended March 31, 2015 Compared with Fiscal Year Ended March 31, 2014

In fiscal 2015, we reported our results of operations in two segments: (i) electronic components and (ii) others. Through December 2013, we had a third reportable segment: EMS. As a result of our exit from the EMS business in December 2013, we began reporting the operation as a discontinued operation as of March 31, 2014. The segment was managed separately and was characterized by different originations, processes and locations. Through December 2011 we had a fourth reportable segment: home appliances. As a result of our exit from the home appliance business in January 2012, we began reporting this operation as a discontinued operation as of March 31, 2012. Because our segment results are reported on a continuing operations basis, we have two remaining reportable segments for fiscal 2014: (i) electronic components; and (ii) others.

The following discussion of our financial condition and results of operations excludes the results of our discontinued operations unless otherwise noted. See Note 18, “Discontinued Operations” in the accompanying consolidated financial statements for further discussion of these operations.

Electronic Components segment

	Fiscal Years Ended March 31,
	2015	2014	2013
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(96.8)	(92.4)	(86.2)

Gross profit	3.2	7.6	13.8
Selling, general and administrative expenses	(9.6)	(10.8)	(8.6)

Operating income (loss)	(6.4%)	(3.2%)	5.2%

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

The CCM business, which constitutes the bulk of our net sales of electronic components, was established in mid-fiscal 2006, and expanded rapidly until the worldwide economic slowdown in the fall of 2008. Recently, the business had seen gradual improvement as the Chinese telecommunication market resumed growth but pricing continued to deteriorate. Net sales in fiscal 2015 increased by 25.3% to $78.0 million, of which $75.9 million was CCMs, from net sales of $65.6 million, of which $60.6 million was CCMs, in fiscal 2014 primarily due to a more favorable mix of business as well as increased volume offset by price reductions.

Unit sales of CCMs in fiscal 2015 increased by 23.6% to 30.4 million units from 24.6 million units in fiscal 2014. Of the 30.4 million units sold in fiscal 2015, 29% were produced on our COB lines and the balance using the CSP process. Sales of higher pixel units (greater than 5.0 megapixel) in fiscal 2015 were 29.6% of unit sales compared to 14.5% in fiscal 2014. Average unit prices increased approximately 3% from the prior year due to the favorable mix.

Despite our efforts to promote our higher pixel camera modules for laptops and note pads, our telecom business was still responsible for the majority of sales revenue, where competition continues to be intense and many new competitors have been established.

While we expect our CCM volume will not increase in fiscal 2016, improvement in the mix of the business, price stability and cost reductions will be critical to improving profitability.

Our product sales of scanners and security devices incorporating CCMs met our modest expectations in fiscal 2015, and amounted to $4.9 million of business compared to $3.7 million in the prior year. We expect a modest increase in this business in fiscal 2016 primarily from our range of document scanners and our ID reader that was introduced in 2015, but establishing a more effective distribution network will be essential for this business to grow materially.

Gross profit. Gross profit in fiscal 2015 was $2.4 million or 3.2% of net sales compared to $4.6 million or 7.6% of net sales in fiscal 2014. Material costs were 79.5% of sales compared to 75.8% in the prior year most of which was due to material costs not dropping as much as sales prices. The COB operation is more labor intensive than CSP and total labor cost rose to 11.2% of sales from 10.2% in the prior year. Needed productivity gains were not attained and efficiency fell well short of standard in the COB operation. Additionally overhead excluding depreciation which includes indirect labor increased 26% from the prior year. Early in calendar 2015, the cost structure was addressed but significant productivity gains will be needed in 2016 to improve profitability.

Selling, general and administrative expenses. SG&A expenses in fiscal 2015 were $7.3 million or 9.6% of net sales compared to $6.5 million or 10.8% of net sales in fiscal 2014. The primary components of SG&A are personnel costs, occupancy costs for our PRC staff where the entire CCM operation is located, and development and prototyping expense. Our personnel costs rose primarily due to the impact of continuing wage inflation. We spent $0.7 million on development programs in fiscal 2015 and do not expect it to increase significantly in fiscal 2016.

Operating income (loss), net. Operating loss in fiscal 2015 was approximately $4.9 million or 6.4% of net sales compared to an operating loss of approximately $1.9 million or 3.2% in fiscal 2014.

Interest expense in fiscal 2015 was $0.2 million compared to $0.1 million in fiscal 2014 due to higher short-term borrowings to finance working capital.

Other income (expense), net. Other income (expense), net in fiscal 2015 was a gain of approximately of $1.2 million compared to a gain of $1.0 million in fiscal 2014. The primary component of other income (expenses), net in both years was government grants that support “high-tech” activities in the PRC domestic market.

Segment income (loss). Segment loss in fiscal 2015 was $3.9 million compared to a segment loss of $1.1 million in fiscal 2014.

Others segment

Net sales of other products in fiscal 2015 were approximately $2.1 million compared to $2.1 million in 2014, of which $1.8 million was from sales of disposable medical devices unchanged from the prior year.

We generated a gross profit of approximately of $734,000 in fiscal 2015, compared to approximately $99,000 in fiscal 2014 due to management fees being allocated elsewhere and a reversal of warranty accruals. Selling, general and administrative expenses decreased $0.2 million from 2014.

The operating loss in fiscal 2015 was approximately $2.1 million compared to approximately $3.1 million in fiscal 2014 due primarily to the higher gross profit.

Other income (expense), net in Others of $0.9 million includes net rental income of $1.0 million. In fiscal 2015 gross rents were $3.4 million and allocable expenses, primarily depreciation and taxes were $2.5 million. In fiscal 2014, such expenses were reflected in corporate and discontinued operations therefore only gross rents of $1.3 million were reflected in other income (expense), net in the Others segment.

The segment loss in fiscal 2015 was $1.2 million compared to a loss of $1.5 million in fiscal 2015. The primary cause of the loss in both years is due to our continuing development, marketing and registration expenses for our medical instrument business.

Corporate

Selling, general and administrative expenses. Non-allocated corporate expenses were $2.3 million in fiscal 2015 compared to $3.5 million in fiscal 2014. The primary reason for the decline was due to a decrease in salaries allocated to corporate and a reduction in corporate staff of $0.6 million and allocation of certain real estate expenses and other allocable against gross rental income in fiscal 2015.

Interest income, net. Interest income, net was approximately $0.7 million in fiscal 2015 and $0.8 million in fiscal 2014, including $2,000 accrual and $84,000 reversal of potential interest related to potential tax adjustments for fiscal 2015 and 2014, respectively. In fiscal 2015, we had an average invested fund balance, which includes cash and cash equivalents, restricted cash, time deposits and available-for-sale investments, of approximately $37.0 million, with an average rate of return of 2.0% as compared to an average invested balance of approximately $39.2 million, with an average rate of return of 2.0% in fiscal 2014.

Income tax. Our financial statements include a provision for income tax benefit of approximately $0.2 million in fiscal 2015 which mainly represents a reversal of potential tax provisions, compared to a benefit of $0.2 million in fiscal 2014 which also primarily represents a reversal of potential tax provisions.

We are not subject to taxation in the British Virgin Islands, however we are subject to income tax in each jurisdiction where our subsidiaries do business. Certain of our income is earned in China, where the standard tax rate is 25.0%, and in Hong Kong, where the corporate tax rate is 16.5% for both fiscal 2015 and 2014, on income from operations but excluding interest, dividend income and capital gains. In Hong Kong, estimated taxes for each fiscal year are paid during the year based on the prior year’s taxable earnings from operations. An adjustment in the form of additional taxes paid or refunds to us is then made in the following fiscal year based on actual taxable earnings. Therefore, in each fiscal year, our statement of operations and comprehensive income reflects a provision for estimated taxes for the current fiscal year and adjustments for over- or under-provision with respect to the prior fiscal year.

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

Loss from continuing operations. The loss from continuing operations in fiscal 2015 was $6.4 million compared to a loss of $5.0 million in fiscal 2014.

Loss from discontinued operations. Loss from discontinued operations, net of tax was nil in fiscal 2015 compared to $5.5 million in fiscal 2014. Discontinued operations represent the EMS segment that ceased operation in December 2013.

Net loss. Net loss for the group for fiscal 2015 was approximately $6.4 million, or $2.11 per share, as compared to a net loss of $10.6 million, or $3.47 per share for fiscal 2014.

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

Electronic Components segment

	Fiscal Years Ended March 31,
	2014	2013	2012
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(92.4)	(86.2)	(87.9)

Gross profit	7.6	13.8	12.1
Selling, general and administrative expenses	(10.8)	(8.6)	(7.5)

Operating income (loss)	(3.2%)	5.2%	4.6%

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

For this segment to regain profitability in fiscal 2015, we have to increase volume production with no further increase in costs, improve yields and the mix of the business. Plans have been developed to achieve these goals but further price deterioration beyond what we anticipate would have an adverse impact on our plans.

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

Our primary source of financing historically has been cash generated from operating activities. During fiscal 2015 we used cash from operating activities of approximately $0.1 million due to the losses we incurred not being totally offset by reductions in working capital and depreciation.

Working capital as of March 31, 2015 was $32.1 million compared to $36.3 million as of March 31, 2014. Cash and cash equivalents, time deposits, restricted cash and short-term investments decreased $2.2 million. Our cash and cash equivalents, time deposits and restricted cash amounted to $37.0 million as of March 31, 2015. Of this $18.6 million (of which $16.6 million was originally denominated in RMB, equivalent to RMB103.0 million) was in banks in the PRC, $14.2 million in banks in Hong Kong and the balance with financial institutions in the US. Our short-term bank loans in the PRC amounted to RMB29.7 million and RMB38.9 million (equivalent to $4.8 million and $6.3 million respectively) as of March 31, 2015 and 2014, respectively. As of March 31, 2015, we had short-term bank loans in Hong Kong amounting to $2.0 million (equivalent to HK$15.5 million). Our borrowing capacity is limited to the amount of cash we have on deposit so we have not effectively been extended credit and we are not likely to be extended credit in the PRC in the future. All of our cash and related short-term deposits and short-term investments are in very short-term safe securities.

Accounts and bills receivable were $20.5 million at the end of fiscal 2015, compared to $21.2 million at the end of fiscal 2014. Receivables at March 31, 2015 represented 96 days of net sales compared to 118 days of sales from continued and discontinued operations at March 31, 2014. Accounts and bills receivable for electronic components represented 99 days and 128 days of sales in fiscal 2015 and 2014. Our large CCM customers in China are granted credit terms and as is customary in the PRC, the bills they issue typically mature after 90 days, therefore we expect our domestic receivables to be aged similarly in fiscal 2016.

Our aggregate capital expenditure during fiscal 2015, most of which was for expansion of our COB facility, was $1.5 million. Capital expenditures in fiscal 2014 were $6.0 million and consisted mainly of our purchase of an office in Shenzhen for RMB27.7 million (equivalent to $4.5 million). Our capital commitments as of March 31, 2015 and 2014 were approximately $205,435 and $126,792, respectively.

The Company has credit facilities with a number of banks amounting to the total equivalent of $17.8 million as of March 31, 2015. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. Our outstanding borrowings traditionally vary according to our seasonal working capital requirements but as of March 31, 2015, banking facilities of $10.3 million were utilized. (See Note 14—Short-term bank loans and Banking Facilities of Notes to Consolidated Financial Statements.)

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

Inflation. For the last five years inflation in Hong Kong has ranged from (1.6)% to 7.9% (approximately 4.4% during calendar 2014 and 4.4% for the first four months of 2015). Currently inflation in Hong Kong has little effect on our operations as much more of our costs are fixed and wage increases are discretionary.

While the appreciation of the Renminbi in prior years has had an impact on the Company’s competitiveness, we also have been impacted by wage and utility inflation in China, particularly in the last two years. While the official inflation rate has abated recently due to the slowdown in manufacturing, it is still reported as approximately 3% per annum.

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

•	Valuation of long-lived assets. The Company evaluates long-lived assets, such as property, plant and equipment or any other asset group, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable in accordance with FASB ASC 360 “Property, Plant and Equipment”. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their recoverable amount. During the fiscal years ended March 31, 2015, 2014 and 2013, impairment losses of US$7,907, US$2,103,780 and nil, respectively relating to property, plant and equipment were recognized in the consolidated statements of operations and comprehensive income.

•	Warranty cost. The Company estimates the warranty cost for defective products based on various factors including the likelihood of defects, an evaluation of our quality controls over the manufacturing processes, technical analysis, industry information on comparable companies and our history. Based on the above criteria, the Company has accrued for warranty costs of US$871,000, US$869,734 and $403,627 as of March 31, 2015, 2014 and 2013, respectively. The basis and the amount of the warranty accrual are reviewed and adjusted to reflect actual experience.

•	Deferred tax valuation allowance. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes”, using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. For financial reporting purposes, the Company established valuation allowances by tax jurisdiction for deferred tax assets which management believes it is more likely than not that the deferred tax assets will not be realized in the foreseeable future. As of March 31, 2015 and 2014, the Company had tax losses carried forward of $26,619,644 and $25,530,406 respectively, which included tax losses of $6,447,281 and $5,591,707 respectively that are available indefinitely for offsetting future taxable income of the companies in which these losses arose. Tax losses of $20,172,364 and $19,938,699 as at March 31, 2015 and 2014, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose. Since tax returns have to be filed for each subsidiary in the jurisdiction in which it operates, management has to assess whether transfer pricing or expense allocations could be challenged by the authorities based on the technical merits of the tax positions taken and probable outcome of a tax assessment. Based on an evaluation of these uncertain tax positions, we have to estimate the potential income tax expense and any related penalties and interest. This has resulted in significant income tax expense being accrued in previous loss years since not all subsidiaries are in a loss position for tax purposes and there is no offsetting allowed between subsidiaries in the PRC and Hong Kong.

•	Inventory reserves. Inventories are stated at the lower of cost or market value. Cost, calculated on the weighted average basis, comprises direct materials and, where applicable, direct labor and an appropriate proportion of production overheads. For the fiscal years ended March 31, 2015, 2014 and 2013, write-downs of inventories to fair market value of $896,534, $804,256 and $867,312, respectively, were recognized in the consolidated statements of operations and comprehensive income.

•	Allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Whenever it is clear that the amounts are deemed to be uncollectible, receivables are written off against the allowance for doubtful accounts.

•	Contingencies. The Company accounts for various uncertain events, or contingencies in accordance with FASB ASC 450 “Contingencies”. Under FASB ASC 450, contingent losses must be accrued if available information indicates it is probable that the loss has been or will be incurred given the likelihood of the uncertain event, and the amount of the loss can be reasonably estimated. Management judgment is required in deciding the amount and timing of any accrual for a contingency. For example, legal proceedings are inherently uncertain, and in order to determine the amount of any reserves required, the Company assesses the likelihood of any adverse judgment or outcomes in any litigation, as well as potential ranges of probable losses. However, the actual results may differ from such estimates and the difference may be material.

•	Uncertain tax provision. As of March 31, 2015, the Company has recognized $4,399,828 of liabilities for unrecognized tax benefits and, in addition, $569,313 of related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Recent accounting pronouncements

In March 2014, the FASB issued ASU 2014-06, “Technical Corrections and Improvements Related to Glossary Terms”. The amendments in this Update relate to glossary terms and cover a wide range of Topics in the Codification. These amendments are presented in four sections: Deletion of Master Glossary Terms (Section A), Addition of Master Glossary Term Links (Section B), Duplicate Master Glossary Terms (Section C), and Other Technical Corrections Related to Glossary Terms (Section D). The amendments in this Update do not have transition guidance and will be effective upon issuance for both public entities and nonpublic entities. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, disposals representing a strategic shift in operations should be presented as discontinued operations. Additionally, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. The amendments in ASU 2014-08 are effective prospectively for all disposals (or classifications as held for sale) of components of an entity, and for all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with early application not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is currently evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is evaluating the new pronouncement to determine the impact it may have to its consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). The amendments in ASU 2015-01 eliminate from U.S. GAAP the concept of extraordinary items. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The adoption of ASU 2015-01 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The amendments in ASU 2015-02 change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this ASU using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of ASU 2015-02 is not expected to have a material impact on the Company’s consolidated financial statements.

C.	Research and development, patents and licenses, etc.

We spent approximately $1.1 million, $0.8 million and $0.8 million, respectively, on product design and development in each of the fiscal years 2015, 2014 and 2013. These expenses were primarily attributable to salaries and wages for technical staff and prototyping and cost of samples. For a more complete description of our research and development, patents and licenses, etc., see “Item 4.B—Business Overview.”

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

F.	Tabular Disclosure of Contractual Obligations:

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2015:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	US$	US$	US$	US$	US$
Capital Commitments(1)	205,435	205,435	—	—	—
Operating Lease Commitments(2)	9,707,628	349,073	684,772	684,772	7,989,011

Total Contractual Obligations	9,913,063	554,508	684,772	684,772	7,989,011

(1)	Our capital commitments are for the purchase of property, plant and equipment.
(2)	The Company has various operating lease agreements for parking lots, motor vehicles, equipment and real estate that extend through 2043.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

Our directors and senior management at March 31, 2015 are set forth below:

Name	Age	Position
John C.K. Sham(1)	52	Chairman, Chief Executive Officer, Acting Chief Financial Officer and Director
Brian Yuen(1)(2)	59	Chief Executive Officer, Global-Tech USA, Inc. and Director
Patrick Po-On Hui(2)(3)	57	Director
Ken Ying-Keung Wong(3)	66	Director
Barry J. Buttifant(3)	70	Director

(1)	Member of the finance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

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

Dr. Buttifant has been an executive director of Hsin Chong Construction Group Ltd. (“HCCG”), and a non-executive director of Synergis Holdings Limited (“Synergis”), a subsidiary of HCCG since 2011, all of which are listed on the Stock Exchange of Hong Kong. Prior to that, Dr. Buttifant was a chief executive officer of IDT International Limited. In 2009, Dr. Buttifant was a director of Mission Hills Group (“MHG”)—corporate finance, and prior to this appointment, he was a consultant to the Group from 2008. Prior to joining MHG, Dr. Buttifant served as a principal of KLC Kennic Lui & Company (“KLC”), a professional accounting firm and was managing director of KLC Transactions Limited. Prior to joining KLC, Dr. Buttifant was the executive director – finance, of MHG. In 2004, Dr. Buttifant was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of both the construction company HCCG (which was acquired by MHG in November 2007) and a property management service company, Synergis (which was acquired by HCCG in September 2008). Dr. Buttifant was also an alternate director to both public companies. Dr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited (“Wo Kee Hong”) from 2001 to 2002 and was the Advisor to the board of directors of Wo Kee Hong from 2002 to 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director.

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

The aggregate direct remuneration paid to all directors and senior management as a group (5 persons) during fiscal 2015 was approximately $1.1 million. This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Hong Kong.

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

Compensation committee. Our Board of Directors also has a compensation committee. The compensation committee reviews and determines compensation for officers, directors and consultants, as well as bonuses and other incentive programs for employees. As of March 31, 2015, the compensation committee was comprised of Patrick Po-On Hui and Brian Yuen. Mr. Yuen is not considered to be independent since he is also a member of management of the Company.

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

At March 31, 2015, 2014 and 2013, we employed 1,110, 1,474 and 2,528 persons, respectively, on a full-time basis. Of our employees at March 31, 2015, 23 were located in Hong Kong and, 1,087 in China.

As discussed elsewhere in this annual report, the Company completed its exit from the EMS business in December 2013. In connection with our exit from the EMS business, our labor force was significantly reduced as a result of the release of a majority of the employees assigned to the EMS business.

A breakdown of persons employed as of March 31, 2015 by main category of activity is as follows:

Category	No.
Manufacturing	696
Production management	14
Finance and administration	113
Receiving and warehousing	16
Quality control	103
Production engineering	37
Product design and development	72
Sales and marketing	53
Human resources	6

1,110

Since our production levels fluctuate, the number of employees varies from time to time based on our production requirements. During peak production periods in fiscal 2015, we employed a maximum of 1,661 people in our Dongguan factory. Our manufacturing personnel are paid a monthly salary and periodic incentive bonuses and are provided with housing, medical care and subsidized meals in our dormitory complex adjacent to the factory. We have not experienced any significant labor stoppages and we believe that relations with our employees are satisfactory.

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

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2015 held by the directors and senior management and options granted to them on our common shares:

Name of Owner(1)	Number of Shares	Percentage#
Wing Shing Holdings Company Limited(2)	688,797	22.6%
John C.K. Sham(3)	1,001,124	31.2%
Brian Yuen(4)	97,803	3.1%
Barry J. Buttifant(5)(6)	11,250	*
Patrick Po-On Hui(5)(6)	5,250	*
Ken Ying-Keung Wong(5)(6)	3,250	*
All officers and directors as a group (5 persons)(7)	1,118,677	33.8%

*	Less than 1%
#	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding options covering our common shares, if any, exercisable by such owner within 60 days after June 30, 2015, but no exercise of options covering our common shares held by any other person.
(1)	Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all common shares beneficially owned by them.
(2)	The share ownership of Wing Shing Holdings Company Limited is held 44.0% by the estate of Kwong Ho Sham and 56.0% by John C.K. Sham. Prior to the passing of Kwong Ho Sham, voting control of Wing Shing Holdings Company Limited (“Wing Shing Holdings”) was held approximately 34.3% by Kwong Ho Sham and 65.7% by John C.K. Sham. Following Kwong Ho Sham’s passing, John C.K. Sham assumed 100% voting control of Wing Shing Holdings. During fiscal 2016, the shares of the Company owned by Wing Shing Holdings will be distributed to its two shareholders. The estate of Kwong Ho Sham will receive 303,070 shares, which will be gifted to a charitable trust, and 385,727 shares of the Company will be distributed to John C.K. Sham.
(3)	Includes 688,797 shares owned by Wing Shing Holdings and 168,750 common shares issuable to John C.K. Sham within 60 days after June 30, 2015 upon exercise of options granted under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan. Excludes 600,000 shares owned by the mother of John C.K. Sham, 300,000 shares owned by the wife of John C.K. Sham and 300,000 shares owned by the daughter of John C.K. Sham. Mr. John C.K. Sham disclaims any beneficial ownership in such shares.
(4)	Includes 84,751 common shares issuable to Brian Yuen within 60 days after June 30, 2015 upon exercise of options granted under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan. Excludes 1,975 shares owned by the wife and son of Mr. Yuen. Mr. Yuen disclaims any beneficial ownership in such shares.
(5)	Each of Barry J. Buttifant, Patrick Po-On Hui and Ken Ying-Keung Wong own less than 1% of the issued and outstanding common shares as of June 30, 2015.
(6)	Includes 7,000, 5,250 and 3,250 shares issuable to Messrs. Buttifant, Hui and Wong, respectively, within 60 days after June 30, 2015 upon exercise of options granted under the 1997 and 2005 Stock Option Plans, and the 2011 Omnibus Equity Plan.
(7)	Includes 688,797 common shares owned by Wing Shing Holdings and 269,001 common shares beneficially owned by or issuable to various officers and directors within 60 days after June 30, 2015 upon exercise of options granted under our 1997 and 2005 Stock Option Plans and the 2011 Omnibus Equity Plan.

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

During fiscal 2014, an aggregate of 65,500 options with an exercise price of $30.40 to $30.56 expired.

During fiscal 2015, no shares were awarded or expired.

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

The total number of common shares available for options under the 2005 Plan is 450,000 shares. We have granted options to purchase on the dates and in the amounts indicated below:

•	During fiscal 2014 and 2013, no options were granted and none were forfeited.

•	During the fiscal year ended March 31, 2015, 20,000 options with an exercise price of $8.99 were forfeited upon the resignation of an officer and employee.

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

During fiscal 2014, no shares were granted and 3,000 options which were previously granted to a Director were exercised.

During fiscal 2015, no options were granted and none were forfeited.

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

As of March 31, 2015, 2014 and 2013, there were no unrecognized share-based compensation costs relating to stock granted to an employee under the 1999 Employee Stock Purchase Plan.

We also have granted options to consultants and accounted for such options under the fair value method. We amortize share-based compensation expense over the vesting periods of the related options.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth information regarding the share ownership in Global-Tech as of June 30, 2015 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

Name of Owner	Number of Shares	Percentage
Shun Chi Hui	600,000	19.7%
Jenny, Meng Chen Tsai	300,000	9.9%
Estee M.Y. Sham	300,000	9.9%
Wing Shing Holdings Company Limited(1)(2)	688,787	22.6%
Grace & White, Inc.(3)	193,355	6.35%

(1)	The share ownership of Wing Shing Holdings Company Limited was held 44.0% by the estate of Kwong Ho Sham and 56.0% by John C.K. Sham. Voting control of Wing Shing Holdings Company Limited was held approximately 34.3% by estate of Kwong Ho Sham and 65.7% by John C.K. Sham. Kwong Ho Sham passed away on July 11, 2011. Following Kwong Ho Sham’s passing, John C.K. Sham assumed 100% voting control of Wing Shing Holdings.
(2)	In June 2011, Kwong Ho Sham established a trust that would own his portion of Wing Shing Holdings Company Limited (“Wing Shing Holdings”) shares in the Company. Upon his passing, 303,070 shares owned by Wing Shing Holdings would go into this trust and 385,727 shares owned by Wing Shing Holdings would be transferred to John C.K. Sham. As of June 30, 2015, the transfer had not been officially executed but is expected to occur during fiscal 2016. John C.K. Sham as a trustee of his father’s charitable trust will decline beneficial ownership of any of the trust’s shares.
(3)	According to a Schedule 13E filed with the SEC on February 3, 2015, Grace & White, Inc. reported beneficial ownership of an aggregate of 193,355 shares, including sole voting power over 47,590 shares and sole dispositive power over 193,355 shares. Grace & White, Inc. is located at 515 Madison Ave., Suite 1700, New York, New York 10022.

Our major shareholders have the same voting rights as all holders of our common shares.

As of June 30, 2015, approximately 64.7%, of our outstanding common shares were held in the United States by 6 holders registered on the books of our transfer agent.

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

The total expense incurred for the real estate and automobile leases described above for the fiscal years ended March 31, 2015, 2014 and 2013 was approximately US$150,124, US$132,661 and US$164,096, respectively. These expenses were payable to Wing Shing Products. The amounts due are unsecured, interest-free and have no fixed terms of repayment. We believe the leases are on terms no less favorable to the Company than could have been received from unaffiliated third parties.

Our Policy Concerning Related Party Transactions

All transactions with our executive officers and directors must be approved by a majority of our disinterested directors.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information.

A.	Consolidated financial statements and other financial information.

Our consolidated financial statements for fiscal 2015, 2014 and 2013 have been prepared in accordance with U.S. GAAP and audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). A consolidated balance sheet is presented for each of fiscal 2015 and 2014 along with a consolidated statement of operations and comprehensive income, statement of cash flows and statement of changes in shareholders’ equity which are presented for each of fiscal 2015, 2014 and 2013. See “Item 18—Financial Statements” for detailed financial information.

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

	Pre-split		Adjustment to reflect 4-for-1 reverse stock split
	High	Low	High	Low
			US$	US$
Fiscal 2011:
Annual	—	—	12.51	6.78

Fiscal 2012:
Annual	—	—	7.53	2.68

Fiscal 2013:
Annual	—	—	11.98	4.26

Fiscal 2014:
First Quarter	—	—	11.85	6.00
Second Quarter	—	—	17.94	6.21
Third Quarter	—	—	8.28	6.07
Fourth Quarter	—	—	7.59	5.60
Annual	—	—	17.94	5.60

Fiscal 2015:
First Quarter	—	—	6.49	5.30
Second Quarter	—	—	8.80	5.26
Third Quarter	—	—	6.08	3.87
Fourth Quarter	—	—	4.20	3.45
Annual	—	—	8.80	3.45

Most Recent Six Months:
January 2015	—	—	4.20	3.45
February 2015	—	—	4.17	3.68
March 2015	—	—	4.20	3.71
April 2015	—	—	4.59	3.48
May 2015	—	—	3.93	3.56
June 2015	—	—	3.98	3.05

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

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

Dividend rights. Subject to the preferential and other dividend rights of any outstanding series of preference shares, holders of our common shares will be entitled to equal dividends per share when, as and if declared by our board of directors. The board may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as they may determine. See “Item 8.A—Financial Information—Consolidated Financial Statements and Other Financial Information—Dividends.” According to our articles of association, all dividends that remain unclaimed for a period of three years after their declaration may be forfeited by our board of directors for our benefit.

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

We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2013, 2014 and 2015. No assurance can be given, however, that the IRS may not agree and seek to treat us as a PFIC. See “Passive Foreign Investment Company (PFIC)” below. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

We believe based upon our preliminary evaluation that we could be deemed a PFIC in future years. An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. Based on the composition of our annual gross income and the nature and book value of our assets and the total market value, or market cap, of our shares at the end of each quarter of our fiscal years ended March 31, 2013, 2014 or 2015, we believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2013, 2014 or 2015. No assurance can be given, however, that the IRS may not agree and seek to treat us as a PFIC for these years.

We have not conducted an appraisal of the actual fair market value of our assets as of March 31, 2015 to support our conclusion regarding our PFIC status. If we conducted such an appraisal, it might not result in a fair market value of our assets being sufficiently greater than the aggregate value of our market capital to support our conclusion regarding our PFIC status. Even if such appraisal did so support our conclusion as to our PFIC status, such appraisal may not be enough to establish to the satisfaction of the IRS that the fair market value of our assets, which would, or we believe should, not be considered “passive,” was sufficiently greater than the aggregate value of our market capital.

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

People’s Republic of China Taxation

We are a holding company incorporated in the British Virgin Islands and conduct our business in China solely through our wholly owned subsidiaries. The new EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10.0%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5.0% if a Hong Kong resident enterprise owns over 25.0% of the PRC company distributing the dividends.

Under the new EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25.0%. See Item 3.D. “Key Information—Risk Factors—Potential Taxes on Dividends and Sale of our Stock—Any changes to our tax incentives could have a material adverse effect on our operating results. Our foreign holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our common shares if we are classified as a PRC “resident enterprise.”

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

We are exposed to the impact of foreign currency fluctuations and interest rate changes. We have not entered into foreign currency hedges, or interest rate swaps for speculative purposes or otherwise.

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

Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equals the market rate. Since the market rate and official rates were unified, the value of the Renminbi against the Hong Kong dollar and U.S. dollar was stable until 2006. On July 21, 2005, the People’s Bank of China (“PBOC”) decided to abandon its policy of pegging the Renminbi to the U.S. dollar and link the Renminbi to a basket of currencies. The PBOC also strengthened the exchange rate of the Renminbi at that time to 8.11 to the U.S. dollar from 8.28. The Chinese authorities had therefore taken their first step towards a floating currency. As of March 31, 2015, the exchange rate was 6.1422 and as of June 30, 2015 the exchange rate was 6.1136, a 0.01% appreciation since our fiscal year end. Revaluation will have a different impact on different segments of our business but we believe our most significant foreign exchange risk results from our purchase of materials outside the PRC should the RMB depreciate. Materials represent 78% of our cost in 2015, a significant portion of which were purchased in US$. A 1% appreciation in the Renminbi would increase our operating profit by approximately $0.1 million. Our net current assets in the PRC as of March 31, 2015 denominated in RMB amounted to RMB110.4 million ($17.8 million).

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

As of March 31, 2015, an evaluation was performed, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation and for the reasons stated below, such officers concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) is accumulated and communicated to the Company’s management including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of its internal control over financial reporting as of March 31, 2015 based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting is not effective as of March 31, 2015. In making its assessment, management identified a material weakness, similar to prior years, concerning the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company will continue retaining external consultants who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues.

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

The audit committee closely monitors the requirements of the Sarbanes-Oxley Act of 2002. Additionally, the audit committee reviews its charter and assesses its performance at least annually.

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

Dr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors. See Item 6A.—Directors, Senior Management and Employees—Directors and senior management for his biography.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (See Exhibit 11.1)

Item 16C.	Principal Accountant Fees and Services

Mazars CPA Limited became our independent auditor in fiscal 2012. Fees payable for the fiscal years ended March 31, 2015 and 2014 to Mazars is detailed below:

	Fiscal Year Ended March 31, 2015	Fiscal Year Ended March 31, 2014
Audit fees	$210,000	$210,000
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

Total fees	$210,000	$210,000

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

Global-Tech considers whether its board members meet the requirements of being “independent.”

Rule 5605(b)(2) Executive Sessions	The board must have regularly scheduled (at least twice a year) meetings at which only independent directors are present.	Global-Tech is not required to hold regularly scheduled meetings of independent directors.

Accordingly, the board does not hold regularly scheduled sessions of the independent directors.

Rule 5605(e)(1) Independent Director Oversight of Nominations of Directors	Director nominees must be selected or recommended for the Board’s selection by (a) a majority of independent directors on the board or (b) by a nominating committee comprised solely of independent directors.	Global-Tech is not required to have a nominating committee. However, any director nominees must be selected by a majority of independent directors.

Rule 5405(d) Independent Director Oversight of Executive Officer Compensation	Compensation of the chief executive and other executive officers must be determined or recommended to the board by majority vote of only Independent Directors or a compensation committee comprised solely of Independent Directors. The chief executive officer may not be present during voting or deliberations regarding the determination of compensation of the chief executive officer.	Mr. Brian Yuen, one member of Global-Tech’s compensation committee, is not considered independent since he is a member of management of the Company.

Rules	Requirements	Company Compliance

Rule 5605(c)(1) Audit Committee Charter	The Company has adopted a formal written Audit Committee Charter specifying the items enumerated in Rule 5605(c)(1), and that the Audit Committee will review and assess the adequacy of the charter on an annual basis.	The Company has a formal charter that is reviewed annually.

Rule 5610 Code of Conduct	Each Company must adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available.	Global-Tech has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See pages F-1 through F-47 incorporated herein by reference.

Item 19.	Exhibits.

See “Exhibit Index” on page E-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 17, 2015

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

(Incorporated in the British Virgin Islands with limited liability)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

Global-Tech Advanced Innovations Inc.

We have audited the accompanying consolidated balance sheets of Global-Tech Advanced Innovations Inc. and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years ended March 31, 2015, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of March 31, 2015 and 2014, and the consolidated results of its operations and cash flows for the years ended March 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mazars CPA Limited

Certified Public Accountants

Hong Kong

July 17, 2015

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2015 and 2014

	Notes	2015	2014
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	4	14,501,954	22,820,300
Time deposits	5	12,649,524	11,339,515
Restricted cash	6	9,850,930	4,013,565
Available-for-sale investments	7	—	1,050,500
Accounts and bills receivable, net	8	20,493,672	21,216,884
Inventories	9	6,418,778	7,162,867
Prepaid expenses		95,398	123,462
Deposits and other assets		3,753,765	2,475,765
Amount due from a related party	10	15,475	12,569

Total current assets		67,779,496	70,215,427

Interests in jointly-controlled entities		—	—
Property, plant and equipment, net	11	24,175,245	26,316,958
Land use rights, net	12	2,826,511	2,923,424
Deferred tax assets	17	2,815	—
Deposits paid for purchase of property, plant and equipment		199,693	212,134

Total assets		94,983,760	99,667,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	14	6,780,394	7,279,629
Accounts and bills payable		14,248,741	12,520,080
Customer deposits		1,251,521	1,138,500
Accrued salaries, allowances and other employee benefits		3,077,943	2,980,622
Other accrued liabilities	13, 22	6,284,082	5,720,757
Income tax payable		4,028,708	4,233,169

Total current liabilities		35,671,389	33,872,757

Deferred tax liabilities	17	—	5,183

Total liabilities		35,671,389	33,877,940

Commitments and contingencies	20, 21
Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,233,814 shares issued as of March 31, 2015 and 2014	15	129,353	129,353
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued		—	—
Additional paid-in capital		85,108,427	85,103,910
Statutory reserves	3(ad)	1,328,283	1,340,229
Accumulated deficit		(32,999,298)	(26,590,366)
Accumulated other comprehensive income		10,848,613	10,854,689
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2015 and 2014		(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity		59,752,057	66,174,494
Non-controlling interests		(439,686)	(384,491)

Total shareholders’ equity		59,312,371	65,790,003

Total liabilities and shareholders’ equity		94,983,760	99,667,943

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2014 AND 2013

	Notes	2015	2014	2013
		US$	US$	US$
Net sales		78,020,855	62,692,901	66,827,069
Cost of goods sold		(74,867,109)	(57,999,265)	(56,854,673)

Gross profit		3,153,746	4,693,636	9,972,396
Selling, general and administrative expenses		(12,423,741)	(13,148,067)	(12,383,973)

Operating loss		(9,269,995)	(8,454,431)	(2,411,577)
Interest income, net		438,951	685,138	1,504,166
Other income, net	16	2,146,108	2,396,789	583,315

Loss from continuing operations before income taxes		(6,684,936)	(5,372,504)	(324,096)
Income tax benefits	17	209,046	255,927	841,900

Income (Loss) from continuing operations		(6,475,890)	(5,116,577)	517,804
Loss from discontinued operations, net of tax	18	—	(5,547,024)	(2,589,063)

Net loss		(6,475,890)	(10,663,601)	(2,071,259)
Other comprehensive income
Foreign currency translation adjustments		44,241	153,453	989,852
Release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal		(50,500)	(13,980)	—
Unrealized gain on available-for-sale investments, net of income tax of nil		—	5,300	22,495

Total comprehensive loss		(6,482,149)	(10,518,828)	(1,058,912)
Less: Comprehensive loss attributable to non-controlling interests
Net income		55,012	108,044	107,958
Foreign currency translation adjustments		183	176	(52)

Total comprehensive loss attributable to shareholders of Global-Tech Advanced Innovations Inc.		(6,426,954)	(10,410,608)	(951,006)

Income (Loss) from continuing operations		(6,475,890)	(5,116,577)	517,804
Net income attributable to non-controlling interests		55,012	108,044	107,958

Income (Loss) from continuing operations attributable to shareholders of Global-Tech Advanced Innovations Inc.		(6,420,878)	(5,008,533)	625,762
Loss from discontinued operations		—	(5,547,024)	(2,589,063)

Net loss attributable to shareholders of Global-Tech Advanced Innovations Inc.		(6,420,878)	(10,555,557)	(1,963,301)

Basic and diluted earnings (loss) from continuing operations per share of common stock	19	(2.11)	(1.65)	0.21

Basic and diluted loss per share of common stock	19	(2.11)	(3.47)	(0.65)

		Number	Number	Number
Basic and diluted weighted average number of shares of common stock	19	3,044,227	3,041,625	3,040,310

		US$	US$	US$
Rental expense paid to related parties (included in selling, general and administrative expenses)	10	391,560	372,457	403,907

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2014 AND 2013

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Statutory reserves	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2012	3,229,314	(189,587)	129,173	84,786,226	—	(9,690,526)	(4,663,321)	9,697,445	80,258,997	(168,365)	80,090,632
Net loss for the year	—	—	—	—	—	(1,963,301)	—	—	(1,963,301)	(107,958)	(2,071,259)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	22,495	22,495	—	22,495
• foreign currency translation adjustments	—	—	—	—	—	—	—	989,800	989,800	52	989,852

Total net comprehensive income (loss)	—	—	—	—	—	(1,963,301)	—	1,012,295	(951,006)	(107,906)	(1,058,912)
Stock compensation expenses	—	—	—	258,128	—	—	—	—	258,128	—	258,128
Shares issued to an employee	1,500	—	60	9,048	—	—	—	—	9,108	—	9,108
Transfer to statutory reserves	—	—	—	—	1,238,361	(1,238,361)	—	—	—	—	—
Cash dividend (note)	—	—	—	—	—	(3,040,753)	—	—	(3,040,753)	—	(3,040,753)

Balance as of March 31, 2013	3,230,814	(189,587)	129,233	85,053,402	1,238,361	(15,932,941)	(4,663,321)	10,709,740	76,534,474	(276,271)	76,258,203
Net loss for the year	—	—	—	—	—	(10,555,557)	—	—	(10,555,557)	(108,044)	(10,663,601)
Other comprehensive income:
• unrealized gain on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	5,300	5,300	—	5,300
• release of unrealized loss on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	(13,980)	(13,980)	—	(13,980)
• foreign currency translation adjustments	—	—	—	—	—	—	—	153,629	153,629	(176)	153,453

Total net comprehensive income (loss)	—	—	—	—	—	(10,555,557)	—	144,949	(10,410,608)	(108,220)	(10,518,828)
Shares issued upon stock options exercised	3,000	—	120	14,130	—	—	—	—	14,250	—	14,250
Stock compensation expenses	—	—	—	36,378	—	—	—	—	36,378	—	36,378
Transfer to statutory reserves	—	—	—	—	101,868	(101,868)	—	—	—	—	—

Balance as of March 31, 2014	3,233,814	(189,587)	129,353	85,103,910	1,340,229	(26,590,366)	(4,663,321)	10,854,689	66,174,494	(384,491)	65,790,003

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2014 AND 2013

	Number of shares		Amounts
	Common stock	Treasury stock	Common stock	Additional paid-in capital	Statutory reserves	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total Global-Tech shareholders’ equity	Non- controlling interests	Total equity
			US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2014	3,233,814	(189,587)	129,353	85,103,910	1,340,229	(26,590,366)	(4,663,321)	10,854,689	66,174,494	(384,491)	65,790,003
Net loss for the year	—	—	—	—	—	(6,420,878)	—	—	(6,420,878)	(55,012)	(6,475,890)
Other comprehensive income:
• release of unrealized loss on available-for-sale investments, net of income tax of nil	—	—	—	—	—	—	—	(50,500)	(50,500)	—	(50,500)
• foreign currency translation adjustments	—	—	—	—	—	—	—	44,424	44,424	(183)	44,241

Total net comprehensive income (loss)	—	—	—	—	—	(6,420,878)	—	(6,076)	(6,426,954)	(55,195)	(6,482,149)
Stock compensation expenses	—	—	—	4,517	—	—	—	—	4,517	—	4,517
Transfer from statutory reserves	—	—	—	—	(11,946)	11,946	—	—	—	—	—

Balance as of March 31, 2015	3,233,814	(189,587)	129,353	85,108,427	1,328,283	(32,999,298)	(4,663,321)	10,848,613	59,752,057	(439,686)	59,312,371

Note: On August 22, 2012, the Board of Directors declared a special cash dividend of US$1 per each common stock, except for treasury stock owned by the Company itself. The special cash dividend was paid on September 5, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2014 AND 2013

	2015	2014	2013
	US$	US$	US$
Cash flows from operating activities:
Net loss	(6,475,890)	(10,663,601)	(2,071,259)
Plus: Income from discontinued operations, net of taxes	—	5,547,024	2,589,063
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	101,929	103,117	100,243
Depreciation	3,665,474	2,759,120	2,006,276
(Gain) Loss on disposal of property, plant and equipment	37,094	(134,669)	43,311
Provision for impairment of property, plant and equipment	7,907	159,209	—
Stock compensation expense	4,517	36,378	258,128
Shares issued to an employee	—	—	9,108
Gain on disposal of available-for-sale investments	—	(1,052)	—
Realized gain on available-for-sale investments	—	(13,980)	—
Deferred tax	(8,001)	—	(21,861)
Foreign exchange	(34,275)	(36,076)	451,079

Changes in operating assets and liabilities:
Accounts and bills receivable	754,445	(5,406,403)	11,305,230
Prepaid expenses	28,182	43,768	(136,367)
Deposits and other assets	97,222	(1,875,017)	37,744
Inventories	757,417	(2,096,040)	176,868
Accounts payable	1,746,421	5,481,337	(538,343)
Accrued salaries, allowances and other employee benefits	95,015	97,808	1,217,697
Other accrued liabilities	(654,305)	305,863	3,924,708
Amount due from a related party	—	6,272	(7,043)
Income tax payable	(208,400)	(423,781)	(1,495,465)

Cash provided by (used in) operating activities—continuing operations	(85,248)	(6,110,723)	17,849,117
Cash provided by (used in) operating activities—discontinued operations	—	427,326	(7,903,004)

Net cash provided by (used in) operations	(85,248)	(5,683,397)	9,946,113

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	163,683	160
Deposits paid for purchase of property, plant and equipment	12,818	68,940	(209,801)
Purchases of property, plant and equipment	(1,518,904)	(5,987,481)	(6,846,445)
Increase in time deposits	(1,324,318)	(11,339,515)	—
Proceeds from disposal of available-for-sale investments	1,000,000	18,218	2,000,000

Cash used in investing activities—continuing operations	(1,830,404)	(17,076,155)	(5,056,086)
Cash used in investing activities—discontinued operations	—	(32,682)	(260,517)

Net cash used in investing activities	(1,830,404)	(17,108,837)	(5,316,603)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2014 AND 2013

	2015	2014	2013
	US$	US$	US$
Cash flows from financing activities:
Receipts (Deposits) of restricted cash	(5,832,940)	10,738,758	(9,850,513)
Proceeds from (Repayments of) short-term bank loans	(513,390)	2,478,656	757,941
Proceeds from exercise of stock options	—	14,250	—
Cash dividend paid	—	—	(3,040,753)

Cash provided by (used in) financing activities – continuing operations	(6,346,330)	13,231,664	(12,133,325)
Cash used in financing activities—discontinued operations	—	—	—

Net cash provided by (used in) financing activities	(6,346,330)	13,231,664	(12,133,325)

Effect of foreign exchange rate changes on cash	(56,364)	(4,505)	96,458

Net decrease in cash and cash equivalents	(8,318,346)	(9,565,076)	(7,407,357)
Cash and cash equivalents at beginning of fiscal year	22,820,300	32,385,376	39,792,733

Cash and cash equivalents at end of fiscal year	14,501,954	22,820,300	32,385,376

Supplemental disclosure information:
Cash paid for interest	240,587	137,687	109,749
Cash paid for taxes	5,762	169,526	700,334

The accompanying notes are an integral part of the consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Global-Tech Advanced Innovations Inc. (“Global-Tech”) (formerly known as Global-Tech Appliances Inc.) is primarily an investment holding company, which was incorporated in the British Virgin Islands on May 2, 1991. Global-Tech and its subsidiaries (hereinafter collectively referred to as the “Company”) is primarily a manufacturer of consumer electrical products including, but not limited to, electronic and optical components. The Company’s manufacturing operation is located in Dongguan, the People’s Republic of China (the “PRC”). The Company’s products are primarily sold to customers located in the PRC.

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

2.	SUBSIDIARIES

Details of Global-Tech’s subsidiaries as of March 31, 2015 were as follows:

Name	Place of incorporation/ registration	Percentage of equity interest attributable to the Company	Principal activities
Global Display Holdings Limited	British Virgin Islands	100	Investment holding

Kwong Lee Shun Trading Company Limited	Hong Kong	100	Leasing of a property

Consortium Investment (BVI) Limited	British Virgin Islands	100	Investment holding

GT Investments (BVI) Limited	British Virgin Islands	100	Investment holding

Global Optics Limited	Hong Kong	100	Trading of raw materials and electronic and optical components

Dongguan Wing Shing Electrical Products Factory Company Limited (“DWS”)	PRC	100	Factory complex rental and maintenance

Guangdong Lite Array Company Limited (“DGLAD”) (formerly known as Dongguan Lite Array Company Limited)	PRC	100	Developing, manufacturing and marketing of electronic and optical components

Dongguan Microview Medical Technology Company Limited	PRC	100	Manufacturing and distribution of medical instruments

Joke Media Limited	PRC	100	Media services

Global Household Products Limited	Hong Kong	100	Inactive

Pentalpha Medical Limited	Hong Kong	100	Inactive

Pentalpha Hong Kong Limited	Hong Kong	100	Inactive

Global-Tech USA, Inc.	State of Delaware, U.S.A	100	Provision of consultation services

Global Lite Array (BVI) Limited	British Virgin Islands	76.75	Investment holding

Lite Array, Inc.	State of Delaware, U.S.A.	76.75	Inactive

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Global-Tech and its subsidiaries. The fiscal year end date of Lite Array Holdings Limited (“Lite Array Holdings”), a jointly-controlled entity of the Company, is December 31. There have been no significant transactions in Lite Array Holdings and its subsidiaries which would materially affect the Company’s financial position and results of operations during each of the periods from Lite Array Holdings’ fiscal year end date to March 31, 2015, 2014 and 2013, respectively.

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

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the amounts that are reported in these consolidated financial statements and accompanying disclosures. The accounting estimates with regard to these consolidated financial statements that require the most significant and subjective judgments include, but are not limited to, valuation of investments and determination of other-than-temporary impairment, useful lives of property, plant and equipment, recoverability of long-lived assets, determination of impairment losses, assessment of market value of inventories and provision for inventory obsolescence, allowance for doubtful accounts, provision for employee benefits, provision for warranty, recognition and measurement of current and deferred income taxes (including income tax benefit (expense)), valuation allowance for deferred tax assets, assumptions used for the valuation of options to purchase Global-Tech’s common stock, provision for loss contingencies, and measurement of fair values of financial instruments. Changes in facts and circumstances may result in revised estimates.

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

During the fiscal years ended March 31, 2015, 2014 and 2013, the Company has discontinued the recognition of its share of losses of the jointly-controlled entities because the share of losses of the jointly-controlled entities exceeded the Company’s interests in the jointly-controlled entities. The Company has no further obligations to fund operations.

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

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with Financial Accounting Standards Board (“FASB”) ASC 360 “Property, Plant and Equipment” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analysis is based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. Long-lived assets, excluding buildings, associated with the home appliance business and electronic manufacturing services (“EMS”) business and equipment that has been leased to a third party are considered to be impaired and accordingly have been written down to fair value less the estimated cost of disposal. Since the Company has leased a significant portion of the buildings previously occupied by the home appliance business and EMS business and certain leased equipment, the Company was able to perform an impairment analysis based on anticipated future rental income, and as a result determined that they were not impaired.

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

Advertising costs represent costs relating to promotional activities intended to stimulate, directly or indirectly, a customer’s purchase of goods, and are charged to the consolidated statement of operations and comprehensive income as incurred and are included in “Selling, general and administrative expenses” (“SG&A”). Advertising expenses were US$214,973, US$151,027 and US$223,682 from continuing operations for the fiscal years ended March 31, 2015, 2014 and 2013, respectively. Whereas, nil, US$5,074 and US$7,489 were from discontinued operations for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Design and development costs

Design and development costs primarily relate to the cost of samples and prototypes and salaries of our engineers. The Company expenses all design and development costs when incurred. Included in the SG&A expenses line item in the consolidated statement of operations and comprehensive income were design and development costs of US$1,097,150, US$498,068, and US$366,001 from continuing operations (from discontinued operations 2015, 2014 and 2013: nil, US$331,424 and US$454,648) for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

(p)	Shipping and handling costs

In accordance with FASB ASC 605 “Revenue Recognition”, shipping and handling fees billed to customers are included in net sales in the consolidated statement of operations and comprehensive income. Any shipping and handling costs incurred by the Company associated with the sale of products are included in SG&A on the face of the consolidated statement of operations and comprehensive income. During the fiscal years ended March 31, 2015, 2014 and 2013, shipping and handling costs charged to SG&A were US$177,792, US$202,112 and US$167,411 from continuing operations (from discontinued operations 2015: nil, 2014: US$54,729 and 2013: US$160,384), respectively.

Any inbound freight charges, receiving, inspection, warehousing and internal transfer costs incurred by the Company are expensed as cost of goods sold. During the fiscal years ended March 31, 2015, 2014 and 2013, inbound freight costs charged to cost of goods sold were US$37,591, US$31,986 and US$21,434 from continuing operations (from discontinued operations 2015: nil, 2014: nil and 2013: nil), respectively. Other related costs are included in manufacturing overheads.

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

The Company follows FASB ASC 280 “Segment Reporting”. During fiscal 2015, the Company operated and managed its business in two segments. The Company exited the EMS business in December 2013 and home appliance business in January 2012 and thus the home appliance and EMS segments are presented as discontinued operations. The accounting policies used in its segment reporting are the same as those used in the reporting of its results in the consolidated financial statements.

(aa)	Warranty cost

The Company estimates its warranty provision for defective products based on various factors including the likelihood of defects, an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above consideration, the Company has accrued for warranty costs of US$871,000 for the year ended March 31, 2015 (2014: US$869,734 and 2013: US$403,627). The basis and the amount of the warranty accrual are reviewed and adjusted periodically based on actual experience.

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

The Company’s retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the payment of dividends and the distribution of dividends from the PRC. On March 16, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Please refer to Note 17 for further details of the New Law. The New Law became effective from January 1, 2008. Prior to the enactment of the New Law, when dividends were paid by the Company’s PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested. Subsequent to the enactment of the New Law, due to the removal of any tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may not reinvest the profits made by the PRC subsidiaries. Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Law. In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company’s PRC subsidiaries are also restricted. Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

(ad)	Statutory Reserves

The PRC subsidiaries are required by the relevant laws and regulation to transfer at least 10% of their after-tax profit determined in accordance with the PRC accounting rules and regulations to a statutory surplus reserve until such reserve balance reaches 50% of their registered capital.

The Company transferred US$101,868 out of after-tax profit of its PRC subsidiaries to the statutory reserves for the year ended March 31, 2014. For the year ended March 31, 2015, US$11,946 has been transferred out of the statutory reserve.

The statutory reserves can only be utilized to offset prior years’ losses or for capitalization as paid-in capital. No distribution of the remaining reserves shall be made other than upon liquidation of the PRC subsidiaries.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In March 2014, the FASB issued ASU 2014-06, “Technical Corrections and Improvements Related to Glossary Terms”. The amendments in this Update relate to glossary terms and cover a wide range of Topics in the Codification. These amendments are presented in four sections: Deletion of Master Glossary Terms (Section A), Addition of Master Glossary Term Links (Section B), Duplicate Master Glossary Terms (Section C), and Other Technical Corrections Related to Glossary Terms (Section D). The amendments in this Update do not have transition guidance and will be effective upon issuance for both public entities and nonpublic entities. The Company is currently evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, disposals representing a strategic shift in operations should be presented as discontinued operations. Additionally, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. The amendments in ASU 2014-08 are effective prospectively for all disposals (or classifications as held for sale) of components of an entity, and for all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with early application not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is currently evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The Company is evaluating the new pronouncement to determine the impact it may have on its consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). The amendments in ASU 2015-01 eliminate from U.S. GAAP the concept of extraordinary items. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Companies may use either a prospective or a retrospective approach to adopt this ASU and the Company is currently evaluating which transition approach to use. The adoption of ASU 2015-01 is not expected to have a material impact on the Company’s consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The amendments in ASU 2015-02 change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this ASU using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of ASU 2015-02 is not expected to have a material impact on the Company’s consolidated financial statements.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS

	March 31, 2015	March 31, 2014
	US$	US$
Cash on hand and at banks	11,306,011	15,942,867
Money market funds	3,195,943	6,877,433

Total cash and cash equivalents	14,501,954	22,820,300

The cash on hand and at bank balances in the PRC subsidiaries are denominated in Renminbi (“RMB”), United States dollars (“US$”) and Hong Kong dollars (“HK$”) with the total amount equivalent to RMB50,177,493 (equivalent to US$8,087,014) and RMB76,953,161 (equivalent to US$12,382,243) as of March 31, 2015 and 2014, respectively. Of these amounts, RMB37,943,526 (equivalent to US$6,115,288) and RMB68,012,481 (equivalent to US$10,943,631) are originally denominated in RMB as of March 31, 2015 and 2014, respectively. RMB is not freely convertible into other currencies; however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business. Other than RMB, the cash on hand and at banks of the Company in Hong Kong and the United States are denominated in HK$ and US$.

5.	TIME DEPOSITS

As of March 31, 2015, a time deposit of RMB75,368,750 (equivalent to US$12,649,524) (as at March 31, 2014: RMB70,472,817, equivalent to US$11,339,515) was deposited with a creditworthy bank with an original maturity of more than three months when acquired. The time deposit bore interest ranging from 4.0% to 4.4% per annum and matured during April and May 2015.

6.	RESTRICTED CASH

As of March 31, 2015 and 2014, time deposits of RMB64,239,817 (equivalent to US$9,850,930) and RMB24,943,500 (equivalent to US$4,013,565) respectively were deposited with and pledged to banks to secure credit facilities granted to the Company, including revolving bank loans.

7.	AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of available-for-sale debt and equity securities as of March 31, 2015 and 2014:

	Cost		Net unrealized gains		Fair values
	2015 US$	2014 US$	2015 US$	2014 US$	2015 US$	2014 US$
Current assets:
Unlisted investments	—	1,000,000	—	50,500	—	1,050,500

During the fiscal year ended March 31, 2014, a gain of US$1,052 was recognized on the disposal of the Company’s listed equity securities in available-for-sale investments. During the fiscal years ended March 31, 2015 and 2013, no significant gain or loss was recognized on the disposal of the Company’s available-for-sale investments.

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

The net unrealized gains consisted of gross unrealized gains as at March 31, 2015, 2014 and 2013 of nil, US$50,500 and US$61,054, respectively, and gross unrealized losses as at March 31, 2015, 2014 and 2013 of nil, nil and US$1,839, respectively.

The proceeds from the disposal of available-for-sale investments for the fiscal years ended March 31, 2015, 2014 and 2013 were US$1,000,000, US$18,218 and US$2,000,000, respectively.

As detailed in note 14 of the consolidated financial statements, the unlisted investments had been pledged to a bank as security for the short term bank loans of HK$8,008,123 (equivalent to US$1,032,334) (2015 and 2013: nil) granted to a Hong Kong subsidiary for the fiscal year ended March 31, 2014.

8.	ACCOUNTS AND BILLS RECEIVABLE, NET

	March 31, 2015	March 31, 2014
	US$	US$
Accounts receivable	15,221,389	15,833,127
Less: Allowance for doubtful accounts	(90,617)	(74,413)

Accounts receivable, net	15,130,772	15,758,714
Bills receivable	5,362,900	5,458,170

Accounts and bills receivable, net	20,493,672	21,216,884

	Fiscal years ended
	March 31, 2015	March 31, 2014	March 31, 2013
	US$	US$	US$
Allowance for doubtful accounts:
Balance at beginning of fiscal year	74,413	—	—
Additions	16,204	74,413	—

Balance at end of fiscal year	90,617	74,413	—

9.	INVENTORIES

	March 31, 2015	March 31, 2014
	US$	US$
Raw materials	3,016,372	2,491,135
Work in progress	2,359,350	2,303,800
Finished goods	1,043,056	2,367,932

	6,418,778	7,162,867

For the fiscal years ended March 31, 2015, 2014 and 2013, a write-down of inventories to fair market value of US$896,534, US$804,256 and US$867,312, respectively, was recognized in the consolidated statement of operations and comprehensive income, of which nil were included in income (loss) from discontinued operations.

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

In addition to the transactions and balances detailed elsewhere in the consolidated financial statements for the fiscal years ended March 31, 2015, 2014 and 2013, the Company had the following material transactions with related parties during those years:

The Company incurred annual motor car rental expenses for the fiscal years ended March 31, 2015, 2014 and 2013 of approximately US$58,811, US$57,241 and US$57,245, respectively. These expenses were payable to a related company of which a shareholder is also director of Global-Tech in fiscal 2015, 2014 and 2013.

The Company incurred annual real estate rental expenses for the fiscal years ended March 31, 2015, 2014 and 2013 of approximately US$332,749, US$315,216 and US$346,662, respectively, payable to a director of Global-Tech and certain related companies of which one of their directors is also a director of Global-Tech. Included in the aforesaid annual real estate rental expenses were amounts of US$239,889, US$239,796 and US$239,811 paid to a director of Global-Tech, during the fiscal years ended March 31, 2015, 2014 and 2013, respectively, which were included in his remuneration for the respective fiscal years as housing allowances.

The amount due from a related party, of which one of the directors of Global-Tech was a shareholder as of March 31, 2015, 2014 and 2013, is unsecured, interest-free and has no fixed term of payment.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	March 31, 2015	March 31, 2014
	US$	US$
Leasehold improvements and buildings	33,007,390	32,953,940
Plant and machinery	28,542,918	28,072,532
Moulds	784,691	617,380
Transportation equipment	1,536,897	1,527,750
Furniture, fixtures and equipment	4,648,018	4,541,432
Construction in progress	1,596,854	1,259,572

	70,116,768	68,972,606
Less: Accumulated depreciation	(45,941,523)	(42,655,648)

Property, plant and equipment, net	24,175,245	26,316,958

(a)	During the fiscal years ended March 31, 2015, 2014 and 2013, impairment losses relating to property, plant and equipment of US$7,907, US$2,103,780 and nil, respectively, were recognized in the consolidated statement of operations and comprehensive income for certain moulds, plant and machinery, and furniture, fixtures and equipment which are no longer used in the operations of the Company. Impairment losses of US$1,944,571 were recognized in “Income (Loss) from discontinued operations” during the fiscal year ended March 31, 2014.

(b)	As of March 31, 2015 and 2014, a building with aggregate net book values of approximately US$12,135 and US$13,094, respectively, was situated in Hong Kong and buildings and manufacturing facilities with aggregate net book values of approximately US$11,662,415 and US$13,065,398, respectively, were situated in Mainland China. The land where the manufacturing facilities were situated is held under certain land use rights that will expire in 2043. Up to March 31, 2015, the Company has obtained a sizable portion of the property ownership certificates for its buildings (29 out of a total of 40 properties) (up to March 31, 2014: 29 out of a total of 40). The application for the remaining property ownership certificates will commence only after the land use right certificates for the relevant pieces of land are obtained.

(c)	The amounts of depreciation charged for the fiscal years ended March 31, 2015, 2014 and 2013 were US$3,665,474, US$3,957,964 and US$3,342,484, respectively, of which, nil, US$1,198,844 and US$1,336,208 were included in “Income (Loss) from discontinued operations” for the fiscal years ended March 31, 2015, 2014 and 2013 respectively.

(d)	The gains on disposal of property, plant and equipment recognized during the fiscal years ended March 31, 2014 and 2013 were US$11,322 and US$463,358, respectively and losses on disposal of property, plant and equipment of US$37,094 were recognized during the fiscal year ended March 31, 2015. For the fiscal year ended March 31, 2014, the Company recognized a gain on disposal of property, plant and equipment of US$134,669 which was included in income (loss) from continuing operations. For the fiscal years ended March 31, 2015 and 2013, losses on disposal of property, plant and equipment of US$37,094 and US$43,311 respectively, were recognized in income (loss) from continuing operations.

(e)	The amount of additions to property, plant and equipment during the fiscal years ended March 31, 2015, 2014 and 2013 were US$1,502,775, US$6,020,163 and US$7,613,631, respectively. The additions in fiscal 2015 and 2013 were primarily from the expansion of existing clean room space and purchase of equipment and machinery related to the chip-on-board (“COB”) facility. The additions in fiscal 2014 were primarily from the acquisition of new office space in Shenzhen, the PRC.

(f)	As of March 31,2015, the Company has pledged certain of its buildings situated in Mainland China with a total area of 80,810 square meters with net book value of US$20,727,195 to a bank to secure credit facilities granted to the Company.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	LAND USE RIGHTS, NET

Land use rights represent prepayments under operating leases for land use for a predetermined time period. They are charged to the consolidated statement of operations and comprehensive income over the lease periods on a straight-line basis. The Company has the rights to use certain pieces of land located in the PRC and has obtained or is in the process of obtaining the land use rights certificates covering a substantial portion of such lands. On August 26, 2006, the Company entered into a supplementary agreement with the Dongguan local government regarding the use of a piece of land with a total area of 45,208 square meters which the Company had occupied. Pursuant to the supplementary agreement, the Company has vacated a portion of this land (13,698 square meters in aggregate), which was previously used as a recreational area, and has arranged to use the remaining portion of the land (31,510 square meters) until August 6, 2043. However, the Company had to pay monthly fees of RMB59,248 (approximately US$9,533) to the Dongguan local government for the period from January 1, 2008 to December 31, 2008 and RMB193,048 (approximately US$31,063) from January 1, 2009 onwards until August 6, 2043. Up to March 31, 2015, the Company has obtained a sizable portion of its land use rights certificates covering 183,900 square meters out of a total area of 207,300 square meters (up to March 31, 2014: covering 183,900 square meters out of a total area of 207,300 square meters). The application of certain property ownership certificates as further detailed in note 11 to the consolidated financial statements commences only after the land use rights certificates for the relevant pieces of land have been obtained. The Company is in the process of obtaining the remaining land use rights and property ownership certificates. However, no definitive time frame has been provided by the Dongguan local government as to when the certificates will be provided to the Company.

13.	WARRANTY PROVISION

Included in other accrued liabilities are warranty provisions of US$871,000, US$869,734 and US$403,627 as of March 31, 2015, 2014 and 2013, respectively, none of which are from discontinued operations. The Company’s warranty activity during the fiscal years ended March 31, 2015, 2014 and 2013 is summarized below:

	Fiscal years ended
	March 31, 2015	March 31, 2014	March 31, 2013
	US$	US$	US$
Balance at beginning of fiscal year	869,734	403,627	729,528
Additional provision	173,500	485,229	—
Reversal of unutilized amounts	(172,234)	(19,122)	(325,901)

Balance at end of fiscal year	871,000	869,734	403,627

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	SHORT TERM BANK LOANS AND BANKING FACILITIES

Global-Tech has provided a bank with: (i) an unlimited corporate guarantee for general banking facilities granted to certain subsidiaries of the Company; and (ii) a security agreement over bank deposits in aggregate of HK$10.0 million (equivalent to US$1,289,557) for general banking facilities granted to a subsidiary of the Company without obtaining written consent of the bank for general facilities granted to its Hong Kong subsidiaries. The Company has made deposits to banks as security for credit facilities granted to the PRC subsidiaries, including bank loans and bills payable. As of March 31, 2015, the Company has pledged certain of its buildings situated in Mainland China with total area of 80,810 square meters to a bank to secure credit facilities to the Company.

The Company has credit facilities with a number of banks amounting to the equivalent of US$17,848,862 and US$13,212,260 as of March 31, 2015 and 2014 respectively. Of these amounts, HK$10.0 million (equivalent to US$1,289,557) and HK$10.0 million (equivalent to US$1,289,108) were denominated in Hong Kong dollars as of March 31, 2015 and 2014, respectively.

Of the credit facilities, the Company utilized an equivalent amount of US$10,283,119 as of March 31, 2015 compared to an equivalent amount of US$7,280,676 utilized as of March 31, 2014.

Banking facilities of amount equivalent to US$7,565,743 and US$5,931,584 remained unutilized as of March 31, 2015 and 2014, respectively.

The weighted average interest rate of the bank loans for the years ended March 31, 2015 and 2014 was 0.73% and 0.55% per annum respectively with an average maturity of 38 and 74 days from March 31, 2015 and 2014, respectively.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	OTHER INCOME (EXPENSES), NET

	2015	2014	2013
	US$	US$	US$
Foreign exchange gains (losses), net	49,244	(121,990)	23,900
Gains (Losses) on disposal of property, plant and equipment	(37,094)	11,322	463,358
Impairment of property, plant and equipment	(7,907)	(2,103,780)	—
Rental income from third parties	957,409	1,292,903	177,556
Management fee received from a third party	52,297	77,944	—
Reversal of (Accrual for) potential tax surcharge, net	(119,873)	130,328	(60,622)
Government grants	1,044,683	837,656	443,468
Sale of scrap materials	128,037	533	213,718
Others	79,312	311,388	310,201

	2,146,108	436,304	1,571,579

Other income (expenses), net from:

	2015	2014	2013
	US$	US$	US$
Continuing operations	2,146,108	2,396,789	583,315
Discontinued operations	—	(1,960,485)	988,264

	2,146,108	436,304	1,571,579

17.	INCOME TAXES

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

The Company’s operating subsidiaries are subject to various statutory tax rates, according to the respective jurisdictions in which they operate. The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on their assessable income arising in Hong Kong during the fiscal years ended March 31, 2015, 2014 and 2013.

The Company’s subsidiaries registered in the PRC, including DWS and DGLAD, are subject to the PRC enterprise income tax (“EIT”) on income as reported in their PRC statutory accounts, adjusted in accordance with relevant PRC income tax laws and regulations. DWS and DGLAD are located in a coastal open economic zone in the PRC and, accordingly, were entitled to a preferential tax rate of 27% (24% reduced tax rate and 3% local income tax rate) for the calendar years ended prior to December 31, 2008. During the 5th Session of the 10th National People’s Congress of the PRC, which was concluded on March 16, 2007, a unified EIT law was approved and became effective on January 1, 2008 (“New EIT Law”). The New EIT Law introduced a wide range of changes which include the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. DGLAD is entitled to a tax concession period (“Tax Holiday”), whereby it was exempted from EIT for its first two profit-making years and is entitled to a 50% tax reduction for the succeeding three years. DGLAD has qualified as a High and New Technology Enterprise (“HNTE”). Accordingly, after the expiry of its Tax Holiday in December 2011, DGLAD became subject to a preferential tax rate of 15% commencing from January 2012. The EIT of DWS for fiscal years 2015, 2014 and 2013 remained 25%.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

Income tax benefit consists of:

	2015	2014	2013
	US$	US$	US$
Continuing Operations
Income tax benefit:
Current	(201,045)	(255,927)	(820,039)
Deferred	(8,001)	—	(21,861)

Total income tax benefit	(209,046)	(255,927)	(841,900)

No income tax expense (benefit) had been charged for discontinued operations in fiscal 2015, 2014 and 2013. The reconciliation of income tax expense (benefit) computed at the Hong Kong statutory income tax rate to the total income (loss) from continuing operations and discontinued operations before income taxes at the effective income tax rate is as follows:

	2015	2014	2013
	US$	US$	US$
Income tax benefit at the Hong Kong statutory income tax rate	(1,103,014)	(1,801,722)	(480,671)
Foreign rate differential	44,121	(299,512)	30,822
Non-taxable other income	(76,228)	(227,440)	(386,664)
Non-tax deductible expenses	351,052	1,035,101	670,389
Overprovision of tax in prior periods	(367,790)	(695,630)	(1,314,491)
Unrecognized tax benefits	156,288	278,338	223,959
Changes in valuation allowance	786,525	1,454,938	414,756

Total income tax benefit at the Company’s effective income tax rate	(209,046)	(255,927)	(841,900)

Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effective income tax rate	3.1%	2.3%	28.9%

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

Deferred tax assets and liabilities as of March 31, 2015 and 2014 comprise the following:

	March 31, 2015	March 31, 2014
	US$	US$
Deferred tax assets:
Impairment of property, plant and equipment	2,293,850	2,318,586
Provision for inventories	340,221	238,730
Provision for warranty	217,750	217,434
Operating losses carried forward	4,529,238	4,391,655

Gross deferred tax assets	7,381,059	7,166,405
Less: Valuation allowance for deferred tax assets	(7,378,244)	(7,166,405)

Net deferred tax assets	2,815	—

Deferred tax liabilities:
Tax over book depreciation of property, plant and equipment	—	(5,183)

Total deferred tax liabilities	—	(5,183)

	Fiscal years ended
	March 31, 2015	March 31, 2014	March 31, 2013
	US$	US$	US$
Valuation allowance:
Balance at beginning of fiscal year	7,166,405	5,757,984	5,185,404
Additions	185,874	1,454,938	414,756
Exchange realignment	25,965	(46,517)	157,824

Balance at end of fiscal year	7,378,244	7,166,405	5,757,984

For financial reporting purposes, the Company has established valuation allowances by tax jurisdiction for deferred tax assets, which management believes are more likely than not to be realized in the foreseeable future. As of March 31, 2015 and 2014, the Company had tax losses carried forward of US$26,619,644 and US$25,530,406, respectively, which included tax losses of US$6,447,281 and US$5,591,707 respectively that are available indefinitely for offsetting against future taxable income of the companies in which these losses arose. Tax losses of US$20,172,364 and US$19,938,699 as at March 31, 2015 and 2014, respectively, may be carried back for 2 years or carried forward for 20 years from the year the tax losses arose.

A reconciliation of the movements of unrecognized tax benefits under FASB ASC 740 during the fiscal years ended March 31, 2015 and 2014, exclusive of related interest and penalties, is as follows:

	Fiscal years ended
	March 31, 2015	March 31, 2014
	US$	US$
Balance at beginning of fiscal year	8,589,164	8,870,677
Additions based on tax positions related to the current year	630,012	422,094
Reduction for tax positions related to prior year	(217,785)	(700,780)
Exchange realignment	7,256	(2,827)

Balance at end of fiscal year	9,008,647	8,589,164

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	INCOME TAXES (continued)

As of March 31, 2015 and 2014, the Company’s unrecognized tax benefits under FASB ASC 740 of US$4,399,828 and US$4,454,069, respectively, are presented in the consolidated balance sheets within income tax payable. The remaining balances of US$4,608,819 and US$4,135,095 as of March 31, 2015 and 2014, respectively, are set off against the corresponding tax losses carried forward.

If the unrecognized tax benefits under FASB ASC 740 as of March 31, 2015 were realized in a future period, these would result in a tax benefit of US$4,399,828 (US$4,454,069 as of March 31, 2014) and a reduction of the Company’s effective tax rate.

For all the years presented and in accordance with FASB ASC 740, the Company classified interest and potential penalties relating to any underpayment of income taxes and uncertain tax positions, if and when required, as interest expense and other expenses, respectively. For the fiscal years ended March 31, 2014 and 2013, the Company reversed interest and potential penalties of US$213,976 and US$1,021,397, respectively, relating to certain uncertain tax positions in its consolidated statement of operations and comprehensive income. For the fiscal year ended March 31, 2015, the Company accrued interest and potential penalties of US$122,091 relating to certain uncertain tax positions in its consolidated statement of operations and comprehensive income. As of March 31, 2015 and 2014, the Company had accrued interest and potential penalties relating to uncertain tax positions amounting to US$559,313 and US$436,920, respectively.

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

Except as noted above, based on existing tax regulations in the Company’s various operating jurisdictions, tax years 2006 through 2015 remain open to possible tax examination by relevant tax authorities.

The Company has not provided for possible income taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.

18.	DISCONTINUED OPERATIONS

As previously disclosed and discussed elsewhere in this annual report, the Company completed its exit from the EMS business in December 2013.

In the fiscal periods preceding the Company’s exit from the EMS business, profit margins had been rapidly decreasing due at least, in part, to the rising cost of raw materials and labor in the PRC, together with the unwillingness or inability of our customers to offset these costs through pricing increases. Customer pricing demands no longer reflected actual production costs and, as a result, margins for this business in recent years approached unacceptable levels, with the EMS segment actually suffering significant losses in fiscal 2013.

In response to the foregoing, on December 15, 2013, the Board of Directors approved plans to exit the EMS business in fiscal 2014 while active production for the EMS business ceased in December 2013.

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

	2015	2014	2013
	US$	US$	US$
Net Sales	—	2,922,127	14,256,315
Cost of goods sold	—	(4,323,267)	(13,962,647)

Gross profit (loss)	—	(1,401,140)	293,668
Selling, general and administrative expenses	—	(2,185,399)	(3,870,995)

Operating loss	—	(3,586,539)	(3,577,327)
Other income (expense), net	—	(1,960,485)	988,264
Income tax expenses	—	—	—

Loss from discontinued operations, net of tax	—	(5,547,024)	(2,589,063)

Impairment losses of US$1,944,571 were recognized in the loss from discontinued operations in fiscal 2014 for machinery and equipment that were used in the operations of the EMS segment and home appliance segment. No impairment loss was recognized in fiscal 2015 and 2013.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share of common stock of the Company for the fiscal years ended March 31, 2015, 2014 and 2013 is computed in accordance with FASB ASC 260 “Earnings Per Share” by dividing the net earnings (loss) for each fiscal year attributable to common stockholders by the weighted average number of shares of common stock outstanding during that fiscal year.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2015	2014	2013
	US$	US$	US$
Numerator for basic and diluted earnings (loss) per share:
Income (Loss) from continuing operations	(6,475,890)	(5,116,577)	517,804
Income from continuing operations attributable to non-controlling interests	55,012	108,044	107,958

Income (Loss) from continuing operations attributable to shareholders of Global-Tech Advanced Innovations Inc.	(6,420,878)	(5,008,533)	625,762
Loss from discontinued operations	—	(5,547,024)	(2,589,063)

Net loss attributable to common stockholders	(6,420,878)	(10,555,557)	(1,963,301)

	Number	Number	Number
Denominator for basic and diluted earnings (loss) per share:
Weighted average number of shares of common stock	3,044,227	3,041,625	3,040,310

	US$	US$	US$
Basic and diluted earnings (loss) per share:
Earnings (Loss) from continuing operations	(2.11)	(1.65)	0.21
Loss from discontinued operations	—	(1.82)	(0.86)

Loss attributable to common stockholder	(2.11)	(3.47)	(0.65)

330,001 and 343,751 stock options of Global-Tech were excluded from the computation of diluted earnings (loss) per share for the fiscal years ended March 31, 2015 and 2014 respectively, because their inclusion would have been anti-dilutive.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	COMMITMENTS

(a)	Capital commitments

As of March 31, 2015 and 2014, the Company had capital commitments contracted but not provided for of US$205,435 and US$126,792, respectively, for the purchase of property, plant and equipment.

(b)	Operating lease commitments

In addition to the land use rights described in note 12 to the consolidated financial statements, the Company has entered into various operating lease arrangements for parking lots, motor vehicles, equipment, land and office premises. The Company recorded rental expenses, excluding the land use rights payments described in note 12 to the consolidated financial statements, for the fiscal years ended March 31, 2015, 2014 and 2013 of US$185,369, US$247,234 and US$361,918, respectively. The Company has leased out certain manufacturing facilities and machineries to third parties, and recorded gross lease rental income of US$3,444,186, US$1,292,903 and US$177,556 for the fiscal years ended March 31, 2015, 2014 and 2013, respectively.

Future minimum lease payments under non-cancelable operating leases as of March 31, 2015 and 2014 were as follows:

	March 31, 2015	March 31, 2014
	US$	US$
Payable:
Within one year	349,073	381,394
Over one year but not exceeding two years	342,386	352,290
Over two years but not exceeding three years	342,386	352,290
Over three years but not exceeding four years	342,386	352,290
Over four years but not exceeding five years	342,386	352,290
Over five years	7,989,011	8,572,401

	9,707,628	10,362,955

Subsequent to March 31, 2015, a subsidiary renewed the tenancy agreement with a related company and extended the leasing term for one year to March 31, 2016, with future lease payments due of US$92,848 not reflected in the table above.

Future minimum rentals receivable under non-cancelable operating leases as of March 31, 2015 and 2014 were as follows:

	March 31, 2015	March 31, 2014
	US$	US$
Receivable:
Within one year	2,965,169	511,923
Over one year but not exceeding two years	2,334,949	—
Over two years but not exceeding three years	2,205,811	—
Over three years but not exceeding four years	2,141,196	—

	9,647,125	511,923

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	CONTINGENCIES

As of March 31, 2015, the Company has accrued as a current liability US$4,399,828 (as of March 31, 2014: US$4,454,069) for unrecognized tax benefits and US$559,313 (as of March 31, 2014: US$436,920) for related interest and penalties. The unrecognized tax benefits relate mainly to potential transfer pricing arrangements reflected in the Hong Kong and PRC income tax returns of certain subsidiaries of the Company. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, legal proceedings, certain authority proceedings, changes in regulatory tax laws and interpretations of those tax laws, or expiration of statutes of limitation. However, based on the number of jurisdictions, the uncertainties associated with litigation, and the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

22.	OTHER ACCRUED LIABILITIES

	March 31, 2015	March 31, 2014
	US$	US$
Accrued expenses	2,761,586	2,568,678
Other tax payable	1,136,293	832,050
Land use right payable – operating lease	1,041,140	1,119,005
Other payables for procuring materials for customers	—	40,278
Rental deposits received	639,512	240,247
Other payables for procuring equipment and consumables	175,533	397,441
Other payable	530,018	523,058

	6,284,082	5,720,757

23.	EMPLOYEE BENEFITS

The Company operates a Mandatory Provident Fund (“MPF”) scheme and an Occupational Retirement Schemes Ordinance (“ORSO”) scheme for all its qualified employees in Hong Kong. Both the MPF and the ORSO schemes are defined contribution programs and are administered by independent fund companies.

MPF is available to all employees aged 18 to 64 and with at least 60 days of service as an employee of the Company in Hong Kong. Under the MPF scheme, both the Company and each of the qualified employees contribute the lower of 5% of the employees’ basic salary and HK$1,500 (approximately US$193), subject to a cap of a monthly basic salary of HK$30,000 (approximately US$3,869). Qualified employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

Certain full-time employees in Hong Kong who joined the Company before December 2000 are eligible to participate in the ORSO scheme immediately following the date on which they have completed their probationary period. Under the ORSO scheme, both the Company and each of the eligible employees contribute 5% of the employees’ basic salary.

The costs of these schemes recognized during the fiscal years ended March 31, 2015, 2014 and 2013 were US$50,394, US$52,119 and US$48,075, respectively.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	EMPLOYEE BENEFITS (continued)

According to the relevant laws and regulations in the PRC, the Company is required to contribute 16.8% (reduced from 17.3% effective from January 2015) of the stipulated employee salary set by the local government of Dongguan for certain social insurance, medical and retirement benefit schemes for its employees. No forfeited contributions may be used by the employer to reduce the existing level of contributions. The Company also provides housing, medical care and subsidized meals to all existing factory employees. The aggregate amounts incurred and provided for by the Company for all benefits for factory employees were US$1,037,248, US$879,811 and US$1,963,173 during the fiscal years ended March 31, 2015, 2014 and 2013 respectively.

24.	SEGMENT INFORMATION

The Company operates in two segments: Electronic Components and Others for the fiscal year ended March 31, 2015. These segments are operated and managed as separate strategic business units that offer different products/services. The Company’s “Electronic Components” segment produces complementary metal oxide semiconductors (“CMOS”) CCMs primarily for sale to cellular phone and tablet manufacturers in the PRC. The Company’s “Others” segment comprises a number of immaterial product lines and development programs that have not materialized to date into full product businesses. None of these units has ever individually met the quantitative thresholds for determining reportable segments. The chief operating decision maker evaluates the results of each segment in assessing performance and allocating resources among the segments.

There were no material intersegment sales or transfers during the fiscal years ended March 31, 2015, 2014 and 2013.

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(a)	The following table provides operating financial information for the two reportable segments and discontinued segments:

	Home Appliance#	Electronic Components	EMS#		Others	Corporate	Combined
	US$	US$	US$		US$	US$	US$
As of or for the fiscal year ended March 31, 2015
Revenues from external customers	—	75,891,185	—		2,129,670	—	78,020,855

Capital expenditure	—	1,474,896	—		27,879	—	1,502,775
Interest income	—	—	—		—	682,045	682,045
Interest expense	—	(213,862)	—		(27,013)	(2,217)	(243,092)
Depreciation and amortization	—	1,382,540	—		1,903,109	481,262	3,766,911
Segment loss	—	(3,881,464)	—		(1,210,163)	(1,329,251)	(6,420,878)
Total assets	—	41,822,978	—		5,808,714	47,352,068	94,983,760

As of or for the fiscal year ended March 31, 2014
Revenues from external customers	—	60,574,912	2,922,127		2,117,989	—	65,615,028

Capital expenditure	—	5,836,735	32,682		148,269	2,477	6,020,163
Interest income	—	—	—		—	822,826	822,826
Interest expense	—	(129,775)	—		—	(7,913)	(137,688)
Depreciation and amortization	—	1,154,231	1,198,844		379,122	1,328,884	4,061,081
Segment loss	—	(1,107,157)	(5,547,024	)*	(1,502,779)	(2,398,597)	(10,555,557)
Total assets	—	42,999,530	52,202		1,160,087	55,456,124	99,667,943

As of or for the fiscal year ended March 31, 2013
Revenues from external customers	—	65,188,724	14,256,314		1,638,346	—	81,083,384

Capital expenditure	—	6,484,577	767,186		358,813	3,055	7,613,631
Interest income	—	—	—		—	1,663,714	1,663,714
Interest expense	—	(109,749)	—		—	(49,799)	(159,548)
Depreciation and amortization	—	554,337	1,336,208		223,915	1,328,267	3,442,727
Segment profit (loss)	725,773	3,687,547	(3,314,836)		(1,182,894)	(1,878,891)	(1,963,301)
Total assets	34	29,618,065	16,203,482		1,114,654	61,289,608	108,225,843

#	As discussed in note 18, the EMS and Home Appliance segments were discontinued in December 2013 and in January 2012 respectively. The results of the operations have been classified as discontinued operations on the face of the consolidated statement of operations and comprehensive income.

*	Impairment losses of US$1,944,571 were recognized in income (loss) from discontinued operations for machinery and equipment that was used in the operations of the EMS segment in fiscal 2014. No impairment loss was recognized in fiscal 2013.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(b)	Net sales including net sales of discontinued operations by geographic area based on the location of customers are as follows:

	2015	2014	2013
	US$	US$	US$
Australia	330,873	307,996	533,077
Europe	65,976	139,694	326,298
North America	41,429	23,735	49,423
Asia	77,391,698	65,143,603	80,174,586
Other regions	190,879	—	—

	78,020,855	65,615,028	81,083,384

(c)	Net sales including net sales of discontinued operations by product/service type

	2015	2014	2013
	US$	US$	US$
Kitchen appliances	330,873	307,996	533,077
CCMs and related products	75,351,945	59,795,999	63,913,523
Cellular phone assembly services	652	3,093,146	14,256,314
Others	2,337,385	2,417,887	2,380,470

	78,020,855	65,615,028	81,083,384

(d)	Long-lived assets*

	March 31, 2015	March 31, 2014
	US$	US$
Hong Kong	54,520	91,792
Mainland China	26,947,236	29,148,590

	27,001,756	29,240,382

*	Long-lived assets represent land use rights and property, plant and equipment.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	SEGMENT INFORMATION (continued)

(e)	Major customers

Customers accounting for 10% or more of the Company’s combined net sales are as follows:

	2015	2014	2013
	US$	US$	US$
From continuing operations:
Lenovo Mobile Communication Technology Ltd. (“Lenovo”)	7,281,584	21,688,510	26,799,405
Wingtech Group (“Wingtech”)	8,410,214	8,000,133	4,477,345

During the fiscal years ended March 31, 2015, 2014 and 2013, 9.3%, 33.0% and 33.0%, respectively of the Company’s combined net sales including discontinued operations were made to Lenovo, which is an unrelated customer. As of March 31, 2015, 2014 and 2013, 12.5%, 33.3% and 34.2%, respectively of the Company’s total accounts and bills receivable were from Lenovo. Lenovo is a customer of the Company’s electronic components segment.

During the fiscal years ended March 31, 2015, 2014 and 2013, 10.8%, 12.2% and 5.52%, respectively of the Company’s combined net sales including discontinued operations were made to Wingtech, which is an unrelated customer. As of March 31, 2015, 2014 and 2013, 12.4%, 13.8% and 5.8%, respectively of the Company’s total accounts and bills receivable were from Wingtech. Wingtech is a customer of the Company’s electronic components segment.

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

The following table sets forth the carrying values and estimated fair values of the Company’s financial assets and liabilities recognized as of March 31, 2015 and 2014. There were no material unrecognized financial assets and liabilities as of March 31, 2015 and 2014.

	Carrying value		Fair value
	2015	2014	2015	2014
	US$	US$	US$	US$
Current financial assets:
Cash and cash equivalents	14,501,954	22,820,300	14,501,954	22,820,300
Time deposits	12,649,524	11,339,515	12,649,524	11,339,515
Restricted cash	9,850,930	4,013,565	9,850,930	4,013,565
Available-for-sale investments	—	1,050,500	—	1,050,500
Accounts and bills receivable, net	20,493,672	21,216,884	20,493,672	21,216,884
Financial assets included in deposits and other assets	1,538,102	586,022	1,538,102	586,022
Amount due from a related party	15,475	12,569	15,475	12,569

Total financial assets	59,049,657	61,039,355	59,049,657	61,039,355

	Carrying value		Fair value
	2015	2014	2015	2014
	US$	US$	US$	US$
Current financial liabilities:
Short term bank loans	6,780,394	7,279,629	6,780,394	7,279,629
Accounts and bills payable	14,248,741	12,520,080	14,248,741	12,520,080
Accrued salaries, allowances and other employee benefits	3,077,943	2,980,622	3,077,943	2,980,622
Other accrued liabilities	6,284,082	5,720,757	6,284,082	5,720,757

Total financial liabilities	30,391,160	28,501,088	30,391,160	28,501,088

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

If the counterparties to the above financial assets fail to perform completely under the terms of their contract/arrangement, the maximum loss, based on the gross fair value of the financial instruments, due to this credit risk would be US$59,049,657 and US$61,039,355 as at March 31, 2015 and 2014, respectively.

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

Assets measured at fair value on a recurring basis as of March 31, 2015 and 2014 are summarized below:

	Fair Value Measurements
	March 31, 2015	March 31, 2014
	Quoted prices in active markets for identical assets
	US$	US$
Assets
Level 2:
Available-for-sale investments:
Unlisted investments	—	1,050,500

Total financial assets measured at fair value	—	1,050,500

28.	STOCK COMPENSATION

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

During fiscal 2015, no options were granted and none were forfeited.

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

During fiscal 2014 and 2013, no options were granted and none were forfeited.

During the fiscal year ended March 31, 2015, no shares were granted and 20,000 options with an exercise price of US$8.99 were forfeited.

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

During fiscal 2015, no options were granted and none were forfeited.

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

The total compensation expense recognized in the SG&A line item in the consolidated statement of operations and comprehensive income for the fiscal years ended March 31, 2015, 2014 and 2013 amounted to US$4,517, US$36,378 and US$258,128, respectively.

Changes in outstanding options under the 1997 Plan, the 2005 Plan and the Omnibus Plan during the fiscal years ended March 31, 2015, 2014 and 2013 are as follows:

	2015
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	351,251	4.75 – 15.56	12.14	3.91	—
Granted	—	—	—
Expired	—	—	—
Exercised	—	—	—
Forfeited	(20,000)	8.99	8.99

Outstanding, at end of fiscal year	331,251	4.75 – 15.56	12.33	2.80	—

Vested and expected to be vested at March 31, 2015	331,251	4.75 – 15.56	12.33	2.80	—

Exercisable, at end of fiscal year	330,001	4.75 – 15.56	12.36	2.78

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

Changes in outstanding options under both the 1997 Plan, the 2005 Plan and the Omnibus Plan during the fiscal years ended March 31, 2015, 2014 and 2013 are as follows: (continued)

	2014
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	419,751	4.75 – 30.56	14.96	4.28	—
Granted	—	—	—
Expired	(65,500)	30.40 –30.56	30.55
Exercised	(3,000)	4.75	4.75
Forfeited	—	—	—

Outstanding, at end of fiscal year	351,251	4.75 – 15.56	12.14	3.91	—

Vested and expected to be vested at March 31, 2014	351,251	4.75 – 15.56	12.14	3.91	—

Exercisable, at end of fiscal year	343,751	4.75 – 15.56	12.22	3.85

	2013
	Number of options	Range of exercise price	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ (per share)	US$ (per share)	(years)	US$
Outstanding, at beginning of fiscal year	339,701	8.99 – 30.56	17.66	3.96	—
Granted	86,000	4.75	4.75
Expired	—	—	—
Exercised	—	—	—
Forfeited	(5,950)	15.60 – 30.56	21.26

Outstanding, at end of fiscal year	419,751	4.75 – 30.56	14.96	4.28	—

Vested and expected to be vested at March 31, 2013	419,751	4.75 – 30.56	14.96	4.28	—

Exercisable, at end of fiscal year	369,752	4.75 – 30.56	13.41	4.60

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

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	STOCK COMPENSATION (continued)

Changes in stock grants during the fiscal years ended March 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
	Stock	Weighted average grant- date fair value	Stock	Weighted average grant- date fair value	Stock	Weighted average grant- date fair value
		US$		US$		US$
Non-vested, at beginning of fiscal year	—	—	—	—	750	10,380
Granted	—	—	—	—	—	—
Vested	—	—	—	—	(750)	10,380

Non-vested, at end of fiscal year	—	—	—	—	—	—

The total fair value of the 750 shares of common stock vested during the fiscal year ended March 31, 2013 was US$6,503.

The expense for the employee stock purchase plan recognized in the SG&A line item in the consolidated statement of operations and comprehensive income for the fiscal years ended March 31, 2015, 2014 and 2013 amounted to nil, nil and US$9,108 respectively.

Further details relating to the options granted under the 1997 Plan, the 2005 Plan and the Omnibus Plan that are outstanding as of March 31, 2015 are as follows:

	Options outstanding as of March 31, 2015			Options exercisable as of March 31, 2015
Number of options	Range of exercise price per option	Weighted average remaining contractual life	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
	US$ (per share)	(years)	US$ (per share)		US$ (per share)
83,000	4.75	7.31	4.75	81,750	4.75
248,251	13.20 - 15.60	1.29	14.87	248,251	14.87

331,251				330,001

As of March 31, 2015, 2014 and 2013, there was no unrecognized share-based compensation cost, relating to stock granted to an employee under the 1999 Employee Stock Purchase Plan. Any unrecognized compensation cost for stocks granted is expected to be recognized over a weighted-average vesting period of two years and five years. To the extent that the actual forfeiture rate is different from the original estimate, actual share-based compensation relating to these awards may be different from the expectations.

The fair value of the options granted was estimated on the date of grant using the following assumptions:

	2015	2014	2013
Risk-free Interest Rate	—	—	0.97% - 1.50%
Expected Dividend Yield	—	—	0%
Expected Option Life	—	—	7 - 10 years
Expected Stock Price Volatility	—	—	53.28% - 58.71%

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH

Under the relevant PRC laws and regulations, the Company’s PRC subsidiaries (the “PRC Subsidiaries”) are restricted in their ability to transfer certain of their net assets to Global-Tech in the form of dividend payments, loans, or advances. The amounts restricted include net assets of the PRC Subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB281,595,535 (approximately US$45,378,125) as of March 31, 2015.

The following is the condensed financial information of Global-Tech on a stand-alone basis:

Balance sheets

	March 31, 2015	March 31, 2014
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	3,643,139	6,719,079
Time deposits	7,008,639	11,339,515
Restricted cash	5,000,000	—
Available-for-sale investments	—	1,050,500
Prepaid expenses	15,142	17,803
Deposits and other assets	47,388	302,107

Total current assets	15,714,308	19,429,004
Interests in subsidiaries	43,727,227	46,474,157

Total assets	59,441,535	65,903,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other accrued liabilities	129,164	113,158

Total liabilities	129,164	113,158

Shareholders’ equity:
Common stock, par value US$0.04 per share; 12,500,000 shares authorized; 3,233,814 shares issued as of March 31, 2015 and 2014	129,353	129,353
Preferred stock, par value US$0.04 per share; 250,000 shares authorized; no shares issued	—	—
Additional paid-in capital	85,108,427	85,103,910
Statutory reserves	1,328,283	1,340,229
Accumulated deficit	(32,999,298)	(26,590,366)
Accumulated other comprehensive income	10,848,613	10,854,689
Less: Treasury stock, at cost, 189,587 shares as of March 31, 2015 and 2014	(4,663,321)	(4,663,321)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	59,752,057	66,174,494
Non-controlling interests	(439,686)	(384,491)

Total equity	59,312,371	65,790,003

Total liabilities and shareholders’ equity	59,441,535	65,903,161

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of operations and comprehensive income

	Fiscal years ended March 31,
	2015	2014	2013
	US$	US$	US$
Net sales	—	—	—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	(758,350)	(887,346)	(1,071,502)

Operating loss	(758,350)	(887,346)	(1,071,502)
Interest income, net	401,895	359,062	344,582
Equity in losses of subsidiaries	(6,149,258)	(7,308,381)	(484,185)
Other income (expense), net	84,835	(2,718,892)	(752,196)

Net loss attributable to shareholders of Global-Tech Advanced Innovations Inc.	(6,420,878)	(10,555,557)	(1,963,301)
Other comprehensive income
Foreign currency translation adjustments	44,424	153,629	989,800
Release of unrealized loss on available-for-sale investments, net of income tax of nil, upon disposal	(50,500)	(13,980)	—
Unrealized gain on available-for-sale investments, net of income tax of nil	—	5,300	22,495

Total comprehensive loss attributable to shareholders of Global-Tech Advanced Innovations Inc.	(6,426,954)	(10,410,608)	(951,006)

GLOBAL-TECH ADVANCED INNOVATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	CONDENSED FINANCIAL INFORMATION OF GLOBAL-TECH (continued)

Statements of cash flows

	Fiscal years ended March 31,
	2015	2014	2013
	US$	US$	US$
Cash flows from operating activities:
Net loss attributable to shareholders of Global-Tech Advanced Innovations Inc.	(6,420,878)	(10,555,557)	(1,963,301)
Adjustments to reconcile net loss attributable to shareholders of Global-Tech Advanced Innovations Inc. to net cash provided by operating activities:
Stock compensation expense	4,517	36,378	258,128
Shares issued to an employee	—	—	9,108
Equity in losses of subsidiaries	6,149,258	7,308,381	484,185
Changes in operating assets and liabilities:
Prepaid expenses	2,661	29,100	(3,693)
Deposits and other assets	254,719	(262,020)	(15,364)
Other accrued liabilities	16,006	21,044	(109,369)

Net cash provided by (used in) operating activities	6,283	(3,422,674)	(1,340,306)

Cash flows from investing activities:
Proceeds from disposal of available-for-sale investments	1,000,000	—	2,000,000
Repayment of amounts due from (advances to) subsidiaries, net	(3,413,099)	2,061,153	910,372
Increase in time deposits	4,330,876	(11,339,515)	—
Capital injection into subsidiaries	—	—	(1,107,753)

Net cash provided by (used in) investing activities	1,917,777	(9,278,362)	1,802,619

Cash flows from financing activities:
Proceeds from stock options exercised	—	14,250	—
Cash dividend paid	—	—	(3,040,753)
Deposits of restricted cash	(5,000,000)	—	—

Net cash provided by (used in) financing activities	(5,000,000)	14,250	(3,040,753)

Net decrease in cash and cash equivalents	(3,075,940)	(12,686,786)	(2,578,440)
Cash and cash equivalents at beginning of fiscal year	6,719,079	19,405,865	21,984,305

Cash and cash equivalents at end of fiscal year	3,643,139	6,719,079	19,405,865

(a)	Basis of preparation

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

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Memorandum of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.4 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2009)

1.2	Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.2 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

1.3	Resolution of the Board of Directors authorizing an amendment to the Articles of Association of Global-Tech, as amended (Incorporated herein by reference to Exhibit 1.3 to Global-Tech’s annual report on Form 20-F for the fiscal year ended March 31, 2005)

4.1	Employment Agreement between Global-Tech and John C.K. Sham (Incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.2	Lease Agreement between Global-Tech and the People’s Government of Qingxi Town, Dongguan City, Guangdong Province, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.3	License Agreement between Global-Tech and the Buji Economic Development Company, together with the English language translation thereof (Incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.4	Amended and Restated 1997 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed on April 7, 1998, file number 333-8462)

4.5	1999 Employee Stock Purchase Plan of Global-Tech (Incorporated herein by reference to Exhibit 1 to Global-Tech’s Report on Form 6-K for the month of February 1999)

4.6	2005 Stock Option Plan of Global-Tech (Incorporated herein by reference to Exhibit 4.40 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.7	Shareholders’ Agreement and Share Sale and Purchase Agreement, each dated March 17, 2006, between Anwell Technologies Limited and Consortium Investment (BVI) Limited (Incorporated herein by reference to Exhibit 4.41 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.8	Global-Tech Advanced Innovations Inc. 2011 Omnibus Equity Plan (Incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the Commission on December 22, 2010)

4.9	Tenancy Agreement dated February 1, 2013 between Wing Shing Products Company Limited and Global Optics Limited (incorporated herein by reference to Exhibit 4.22 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.10	Import Paying Service Financing Contract dated January 23, 2013 between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd. (incorporated by reference to Exhibit 4.20 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.11	Pledge Rights Contract between Agricultural Bank of China Limited and Dongguan Lite Array Co., Ltd. (incorporated by reference to Exhibit 4.21 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.12	Business Cooperation Agreement of Overseas Payment dated February 26, 2014 between China Construction Bank Corporation and Dongguan Lite Array Company Limited (incorporated by reference to Exhibit 4.12 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014)

4.13	General Import T/T Finance Agreement dated January 3, 2014 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited (incorporated by reference to Exhibit 4.13 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014)

4.14	Maximum Amount Rights Pledge Contract dated April 28, 2013 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited (incorporated by reference to Exhibit 4.14 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014)

E-1

EXHIBIT INDEX

Exhibit Number	Description of Document

4.15	Maximum Amount Rights Pledge Contract dated May 7, 2013 between Industrial and Commercial Bank of China Limited and Dongguan Lite Array Company Limited (incorporated by reference to Exhibit 4.15 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013)

4.16	Property Leasing Contract dated April 1, 2014 between Dongguan Hwa O’Tai Electronic Technology Co., Ltd. and Dongguan Wing Shing Electrical Products Factory Company Limited (incorporated by reference to Exhibit 4.16 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014)

4.17	Equipment Leasing Contract dated April 1, 2014 between Dongguan Hwa O’Tai Electronic Technology Co., Ltd. and Guangdong Lite Array Co., Ltd. (incorporated by reference to Exhibit 4.17 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014)

4.18	Maximum Mortgage Contract dated September 24, 2014 between China Construction Bank Corporation and Dongguan Wing Shing Electrical Products Factory Company Limited*

4.19	General Import T/T Finance Agreement dated July 3, 2014 between Industrial and Commercial Bank of China Limited and Guangdong Lite Array Company Limited*

4.20	Maximum Amount Pledge Contract dated April 28, 2014 between Industrial and Commercial Bank of China Company Limited and Guangdong Lite Array Company Limited*

4.21	Maximum Amount Pledge Contract dated May 7, 2014 between Industrial and Commercial Bank of China Company Limited and Guangdong Lite Array Company Limited*

8.1	List of Subsidiaries*

11.1	Code of Ethics (Incorporated by reference to Exhibit 14.1 to Global-Tech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Acting Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Acting Chief Financial Officer*

15.1	Consent of Independent Registered Public Accounting Firm (Mazars CPA Limited)*

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*	Filed Herewith
**	In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Form 20-F shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

E-2